Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS

Supplement Dated May 1, 2017 to the Contract Prospectus and
Contract Prospectus Summary

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that correspond to the VY® FMR® Diversified Mid Cap Portfolio.*

Notice of and Important Information About Upcoming Fund Reorganizations

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the following "Merging Portfolio" with and into the following "Surviving Portfolio." Subject to shareholder approval for the VY® FMR® Diversified Mid Cap Portfolio reorganization, it is expected that the reorganization will be effective on or about the close of business on July 14, 2017 (the "Reorganization Date").

Merging Portfolio	Surviving Portfolio
VY® FMR® Diversified Mid Cap Portfolio (Class S)	Voya MidCap Opportunities Portfolio (Class I)

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**TRANSFERS**" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Please note that all existing account balances invested in Class S shares of the VY® FMR® Diversified Mid Cap Portfolio will automatically become investments in the subaccount that invests in Class I shares of the Voya MidCap Opportunities Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolio will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Portfolio will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. See the **"TRANSFERS"** section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-584-6001.

Information about the Surviving Portfolio. Summary information about the Voya MidCap Opportunities Portfolio (Class I) can be found in **APPENDIX V – FUND DESCRIPTIONS** in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
MULTIPLE SPONSORED RETIREMENT OPTIONS
CONTRACT PROSPECTUS – MAY 1, 2017

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

> **Why Reading This Prospectus Is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 14. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Fixed Interest Options:
• Guaranteed Accumulation Account   • Fixed Plus Account   • Fixed Account   • Fixed Plus Account II A

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA"). Not all fixed interest options may be available for current or future investment.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2017 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-584-6001 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. The contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for GAA is 333-210551. The SAI table of contents is listed on page 56 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

Alger Responsible Investing Fund (Class A)[1]	Metropolitan West Total Return Bond Fund (Class M)[1]
AllianzGI NFJ Large-Cap Value Fund (Institutional Class)[1][2]	Neuberger Berman Socially Responsive Fund® (Trust Class)[1]
Amana Growth Fund (Investor Class)[1]	Oppenheimer Developing Markets Fund (Class A)[1][2]
Amana Income Fund (Investor Class)[1]	Oppenheimer Global Fund/VA (Non-Service Shares)[2]
American Century Investments® Income & Growth Fund (A Class)[1][2]	Oppenheimer Global Strategic Income Fund/VA (Non-Service Shares)[2]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[1]	Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares)
American Funds® – Capital Income Builder® (Class R-4)[1]	Pax Balanced Fund (Individual Investor Class)[1][3]
American Funds® – EuroPacific Growth Fund® (Class R-4)[1]	PIMCO CommodityRealReturn Strategy Fund® (Administrative Class)[1]
American Funds® – Fundamental Investors® (Class R-4)[1]	PIMCO Real Return Portfolio (Administrative Class)
American Funds® – New Perspective Fund® (Class R-4)[1]	Pioneer Emerging Markets VCT Portfolio (Class I)
American Funds® – SMALLCAP World Fund® (Class R-4)[1]	Pioneer High Yield VCT Portfolio (Class I)
American Funds® – The Bond Fund of America® (Class R-4)[1]	TCW Total Return Bond Fund (Class N)[1]
American Funds® – The Growth Fund of America® (Class R-4)[1]	Templeton Global Bond Fund (Class A)[1]
	The Hartford Capital Appreciation Fund (Class R4)[1][2]
American Funds® – Washington Mutual Investors Fund^{SM} (Class R-4)[1]	The Hartford Dividend and Growth Fund (Class R4)[1][2]
	The Hartford International Opportunities Fund (Class R4)[1]
AMG Managers Fairpointe Mid Cap Fund (Class N)[1]	USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
Ariel Fund (Investor Class)[1]	Voya Balanced Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	Voya Corporate Leaders® 100 Fund (Class I)[1]
Ave Maria Rising Dividend Fund[1]	Voya Global Bond Portfolio (Class I)
BlackRock Health Sciences Opportunities Portfolio (Investor A Shares)[1]	Voya Global Equity Portfolio (Class I)
	Voya Global Perspectives® Portfolio (Class I)[3]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	Voya GNMA Income Fund (Class A)[1]
	Voya Government Money Market Portfolio (Class I)
Calvert VP SRI Balanced Portfolio (Class I)	Voya Growth and Income Portfolio (Class I)
Cohen & Steers Realty Shares, Inc.[1]	Voya High Yield Portfolio (Class S)
Columbia Acorn® Fund (Class Z)[1][2]	Voya Index Plus LargeCap Portfolio (Class I)
Columbia Diversified Equity Income Fund (Class K)[1][2]	Voya Index Plus MidCap Portfolio (Class I)
Columbia Mid Cap Value Fund (Class A)[1]	Voya Index Plus SmallCap Portfolio (Class I)
Columbia Mid Cap Value Fund (Class Z)[1][2]	Voya Index Solution 2025 Portfolio (Class S)[3]
Delaware Small Cap Value Fund (Class A)[1]	Voya Index Solution 2035 Portfolio (Class S)[3]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Voya Index Solution 2045 Portfolio (Class S)[3]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Index Solution 2055 Portfolio (Class S)[3]
Fidelity® VIP Growth Portfolio (Initial Class)	Voya Index Solution Income Portfolio (Class S)[3]
Fidelity® VIP Mid Cap Portfolio (Initial Class)[2]	Voya Intermediate Bond Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class)[2]	Voya International Index Portfolio (Class I)
Franklin Small Cap Value VIP Fund (Class 2)	Voya Large Cap Growth Portfolio (Class I)
Invesco Mid Cap Core Equity Fund (Class A)[1]	Voya Large Cap Value Portfolio (Class I)
Invesco Small Cap Value Fund (Class Y)[1]	Voya MidCap Opportunities Portfolio (Class I)
Invesco V.I. American Franchise Fund (Series I)	Voya Multi-Manager International Small Cap Fund (Class I)[1]
Invesco V.I. Core Equity Fund (Series I)	
Ivy Science and Technology Fund (Class Y)[1]	Voya Multi-Manager Large Cap Core Portfolio (Class I)
Janus Aspen Balanced Portfolio (Institutional Class)[2]	Voya Russell^{TM} Large Cap Growth Index Portfolio (Class I)
Janus Aspen Enterprise Portfolio (Institutional Class)[2]	Voya Russell^{TM} Large Cap Index Portfolio (Class I)
Janus Aspen Flexible Bond Portfolio (Institutional Class)[2]	Voya Russell^{TM} Large Cap Value Index Portfolio (Class S)
Janus Aspen Global Research Portfolio (Institutional Class)[2]	Voya Russell^{TM} Mid Cap Growth Index Portfolio (Class S)
Janus Aspen Janus Portfolio (Institutional Class)[2]	Voya Russell^{TM} Mid Cap Index Portfolio (Class I)
Lazard International Equity Portfolio (Open Shares)[1]	Voya Russell^{TM} Small Cap Index Portfolio (Class I)
LKCM Aquinas Catholic Equity Fund[1][2]	Voya Small Company Portfolio (Class I)
Loomis Sayles Small Cap Value Fund (Retail Class)[1][2]	Voya SmallCap Opportunities Portfolio(Class I)
Lord Abbett Series Fund Inc. - Mid Cap Stock Portfolio (Class VC)	Voya Solution 2025 Portfolio (Class S)[3]
	Voya Solution 2035 Portfolio (Class S)[3]
Lord Abbett Short Duration Income Fund (Class R4)[1]	Voya Solution 2045 Portfolio (Class S)[3]

(The Funds are continued on the next page)

The Funds* (continued)

Voya Solution 2055 Portfolio (Class S)[3] Voya Solution Balanced Portfolio (Class S)[3] Voya Solution Income Portfolio (Class S)[3] Voya Solution Moderately Conservative Portfolio (Class S)[3] Voya Strategic Allocation Conservative Portfolio (Class I)[3] Voya Strategic Allocation Growth Portfolio (Class I)[3] Voya Strategic Allocation Moderate Portfolio (Class I)[3] Voya U.S. Bond Index Portfolio (Class I) Voya U.S. Stock Index Portfolio (Class I) VY® American Century Small-Mid Cap Value Portfolio (Class S) VY® Baron Growth Portfolio (Class S) VY® Clarion Global Real Estate Portfolio (Class I) VY® Clarion Real Estate Portfolio (Class S) VY® Columbia Contrarian Core Portfolio (Class S) VY® Columbia Small Cap Value II Portfolio (Class S) VY® FMR® Diversified Mid Cap Portfolio (Class S)[4] VY® Invesco Comstock Portfolio (Class S) VY® Invesco Equity and Income Portfolio (Class I) VY® Invesco Growth and Income Portfolio (Class S)	VY® JPMorgan Emerging Markets Equity Portfolio (Class S) VY® JPMorgan Mid Cap Value Portfolio(Class S)[2] VY® JPMorgan Small Cap Core Equity Portfolio (Class S) VY® Oppenheimer Global Portfolio (Class I) VY® Pioneer High Yield Portfolio (Class I) VY® T. Rowe Price Capital Appreciation Portfolio (Class S) VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) VY® T. Rowe Price Equity Income Portfolio (Class S) VY® T. Rowe Price Growth Equity Portfolio (Class I) VY® T. Rowe Price International Stock Portfolio (Class S) VY® Templeton Foreign Equity Portfolio (Class I) VY® Templeton Global Growth Portfolio (Class S) Wanger International Wanger Select Wanger USA Wells Fargo Small Company Growth Fund (Administrator Class)[1] Wells Fargo Special Small Cap Value Fund (Class A)[1]

* See "**APPENDIX VI – Fund Descriptions**" for further information about the funds.

[1] This fund is available to the general public in addition to being available through variable annuity contracts. **See** "**FEDERAL TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

[2] See "**APPENDIX VI – Fund Descriptions**" for further information regarding the availability of certain funds.

[3] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[4] FMR® is a registered service mark of FMR LLC. Used with permission.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant")*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code Section 457. To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "**CONTRACT PURCHASE AND PARTICIPATION**."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-584-6001

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

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* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals. The words "contract holder" and "contract owner" also apply to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), Roth 401(k) or 403(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "**RIGHT TO CANCEL**."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "***Contract Phases***," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT**" and "**INCOME PHASE**."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "**WITHDRAWALS**" and "**FEDERAL TAX CONSIDERATIONS**."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees: Certain fees are deducted from your account value. See "**FEE TABLE**" and "**FEES**."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**FEDERAL TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or for one or more accounts for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
• Fixed Interest Options; or
• Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See "**INCOME PHASE**." In general, you may:
• Receive income phase payments over a lifetime or for a specified period;
• Receive income phase payments monthly, quarterly, semi-annually or annually;
• Select an option that provides a death benefit to beneficiaries; or
• Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.



FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts 7%
Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%
Loan Initiation Fee[3] $100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$30.00
Separate Account Annual Expenses[4] (as a percentage of average account value)		
Maximum Mortality and Expense Risk Charge[5]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[6]	0.25%[7]
Maximum Total Separate Account Expenses	1.50%	1.75%

*State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

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[1]   This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "**FEES**" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[2]   This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a loan interest rate spread between 0.0% and 3.0% per annum. Currently, the loan interest rate spread for most contracts is 2.5% per annum. See "**LOANS - Charges Associated with Loans**."

[3]   Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. See "**LOANS - Charges Associated with Loans**."

[4]   These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5]   A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See "**DEATH BENEFIT**."

[6]   We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7]   We only impose this charge under some contracts. See "**FEES**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		*Applicable to All Other Contracts*	
	Minimum	Maximum	Mnimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.51%	0.27%	1.76%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.00% for Texas K-12 contracts and 0.0024% for all other contracts), separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period*:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$967	$1,514	$2,078	$3,327	$304	$930	$1,582	$3,327
Applicable to all other contracts*	$883	$1,665	$2,466	$3,991	$377	$1,146	$1,933	$3,991

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*   This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period*:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$851	$1,162	$1,487	$2,084	$180	$557	$959	$2,084
Applicable to all other contracts*	$743	$1,248	$1,781	$2,593	$229	$706	$1,209	$2,593

_____

* This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VII,** we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability, or the date purchase payments were first received in the subaccounts (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 401(k), Roth 403(b), and Roth 457(b) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. To purchase the contract:
- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract:
- We provide you with enrollment materials for completion and return to us, which may be completed electronically where available (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
• Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous plan; and/or
• Installment payments: More than one payment made over time to your account.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts, where each account will have its own early withdrawal charge schedule. See "**FEES - Early Withdrawal Charge Schedules**."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "**FEES**," "**APPENDIX III - Fixed Plus Account**" and "**APPENDIX IV - Fixed Plus Account II A.**"

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "**FEDERAL TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
• **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
• **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
• **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:
- **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Non-governmental Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options; and
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and most individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate**.** See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, see **"APPENDIX V**."

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of the funds in **APPENDIX VI**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public:

- Alger Responsible Investing Fund
- AllianzGI NFJ Large-Cap Value Fund
- Amana Growth Fund
- Amana Income Fund
- American Century Investments® Income & Growth Fund
- American Century Investments® Inflation-Adjusted Bond Fund
- American Funds® - Capital Income Builder®
- American Funds® - EuroPacific Growth Fund®
- American Funds® - Fundamental Investors®
- American Funds® - New Perspective Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Bond Fund of America®
- American Funds® - The Growth Fund of America®
- American Funds® - Washington Mutual Investors Fund℠
- AMG Managers Fairpointe Mid Cap Fund
- Ariel Fund
- Artisan International Fund
- Ave Maria Rising Dividend Fund
- BlackRock Health Sciences Opportunities Portfolio
- BlackRock Mid Cap Value Opportunities Fund
- Cohen & Steers Realty Shares, Inc.
- Columbia℠ Acorn® Fund
- Columbia Diversified Equity Income Fund
- Columbia Mid Cap Value Fund
- Delaware Small Cap Value Fund
- Invesco Mid Cap Core Equity Fund
- Invesco Small Cap Value Fund
- Ivy Science and Technology Fund
- Lazard International Equity Portfolio
- LKCM Aquinas Catholic Equity Fund
- Loomis Sayles Small Cap Value Fund
- Lord Abbett Short Duration Income Fund
- Metropolitan West Total Return Bond Fund
- Neuberger Berman Socially Responsive Fund®
- Oppenheimer Developing Markets Fund
- Pax Balanced Fund
- PIMCO CommodityRealReturn Strategy Fund®
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- The Hartford Capital Appreciation Fund
- The Hartford Dividend and Growth Fund
- The Hartford International Opportunities Fund
- USAA Precious Metals and Minerals Fund
- Voya Corporate Leaders® 100 Fund
- Voya GNMA Income Fund
- Voya Multi-Manager International Small Cap Fund
- Wells Fargo Small Company Growth Fund
- Wells Fargo Special Small Cap Value Fund

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contracts. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
• During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
• During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
• Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
• Combine two or more subaccounts;
• Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
• Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  ▷ A fund no longer suits the purposes of your contract;
  ▷ There is a change in laws or regulations;
  ▷ There is a change in the fund's investment objectives or restrictions;
  ▷ The fund is no longer available for investment; or
  ▷ Another reason we deem a substitution is appropriate.
• Stop selling the contract;
• Limit or eliminate any voting rights for the separate account; or
• Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see **"APPENDIX I, APPENDIX II, APPENDIX III** and **APPENDIX IV"** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time, but a higher limit may apply.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in "**FEE TABLE.**" Please review both this section and "**FEE TABLE**" for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. This charge may also be referred to as a surrender charge in your contract and/or certificate/enrollment materials.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account or the Fixed Plus Account II A. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the individual account, or under some contracts, the maximum permitted by FINRA rules.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Schedule I. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown on the next page. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established;
- The number of years since the contract was established; or
- The number of completed purchase payment periods (see sidebar for definitions and terms used).

We may apply an early withdrawal charge schedule other than the schedule specified in the contract if the resulting early withdrawal charge is equal to or less than the charge that would apply under the schedule specified in the contract. Our use of another schedule will not be in a manner that is unfairly discriminatory against any person.

Types of Fees

You may incur the following types of fees under the contract:
- Transaction Fees;
  - ▷ Early Withdrawal Charge;
  - ▷ Loan Interest Rate Spread and Loan Initiation Fee;
  - ▷ Redemption Fees;
- Periodic Fees and Charges;
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charge;
  - ▷ Administrative Expense Charge;
- Fund Fees and Expenses; and
- Premium and Other Taxes.

Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts[1]:
- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
- Purchase Payment Period (also called Contribution Period, Deposit Cycles, Purchase Payment Cycles, or Installment Payment Period under some contracts) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year.

  For example, if your payment frequency is every two weeks, a payment period is completed after 26 payments are made. If only 25 payments are made, the payment period is not completed until the 26th payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

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[1] Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Schedule I

Account Years, Contract Years, Purchase Payment Periods, Contribution Periods, Deposit Cycles, Purchase Payment Cycles or Installment Payment Periods (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Schedule II. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

Schedule II

Completed Account Years or Contract Years (depending on the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Schedule for Texas K-12 Contracts. This schedule applies to participants who enroll in Texas K-12 contracts.

Schedule for Texas K-12 Contracts

Completed Account Years or Contract Years (depending on the contract)	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge (Roth 401(k), Roth 403(b) or Roth 457(b)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k), Roth 403(b) or Roth 457(b) account, respectively, subject to the following exception.

In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment periods ("payment periods") completed, the number of payment periods completed for the Roth 401(k), Roth 403(b) or Roth 457(b) account will be determined independently from the number of payment periods completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 401(k), Roth 403(b) or Roth 457(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional payment periods credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of payment periods completed for each participant installment account.

For example, if a Roth 401(k), Roth 403(b) or Roth 457(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 401(k), 403(b) or 457(b) employee installment account, when the participant's Roth 401(k), Roth 403(b) or Roth 457(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 401(k), Roth 403(b) or Roth 457(b) account will be credited toward the number of payment periods completed only for the Roth 401(k), Roth 403(b) or Roth 457(b) account.

Early Withdrawal Charge Waivers Under All Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

This charge is waived for portions of a withdrawal that are:
- Used to provide income payments during the income phase;
- Paid because of your death before income payments begin;
- Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments, or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
- Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**"); or
- Taken on or after the 10th anniversary of the effective date of the account.

Early Withdrawal Charge Waivers Under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:
- Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59½ and have completed at least nine purchase payment periods;
- Taken after you have experienced a severance of employment with your employer** (under certain contracts, the employer must provide documentation of severance to the Company);
- Used to purchase a Voya Retirement Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

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*   Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 or less (or $1,999 for some contracts issued in New York, or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

**   This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year;*
- Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;
- Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS - Account Termination**;"
- Withdrawn for an exchange or transfer to a Tax Code Section 403(b)(7) custodial account sponsored by the Company;
- Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer; and
- Due to a transfer of amounts to a defined benefit governmental plan in connection with the purchase of permissive service credits under such defined benefit plan, or the repayment of a lump-sum amount previously withdrawn from such defined benefit plan, in accordance with the terms of the 403(b) plan or 457 plan, the defined benefit plan and applicable IRS guidelines.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:
- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

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* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, the Fixed Account or the Guaranteed Accumulation Account for contracts that have an early withdrawal charge that were issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years or Contract Years (depending on the contract)	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please see "**LOANS – Charges Associated with Loans**."

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year, during the accumulation phase, we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a proportional basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, proportional from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b), or Roth 457(b) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
• The size, type and nature of the group to which a contract is issued;
• Amount of contributions to the contract;
• The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);

- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the "**FEE TABLE**."

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. See "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;

- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2016, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- OppenheimerFunds, Inc.
- Franklin® Templeton® Investments
- Columbia Wanger Asset Management
- Wells Fargo Funds Management, LLC
- Amana Funds
- PIMCO Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- BlackRock, Inc.
- AMG Funds
- American Century Investments®
- Pioneer Investments®
- Calvert Funds
- Metropolitan West Funds

- Loomis Sayles Funds
- Neuberger Berman Management, Inc.
- Artisan Funds
- USAA Funds
- Ariel Mutual Funds
- Delaware Investments®
- Alger Funds
- Cohen & Steers
- TCW Galileo Funds Inc.
- Lazard Funds
- Ivy Investments®
- Ave Maria Mutual Funds
- Allianz Global Investors
- Janus Capital Group, Inc.
- LKCM Funds
- Hartford Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2016, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment advisor. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV);and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION.**" Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and, under some contracts, the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in **APPENDIX I**, **APPENDIX II**, **APPENDIX III** and **APPENDIX IV**. Transfers may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the asset rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Our dollar cost averaging program may available in connection with certain contracts. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The Company may change or discontinue the dollar cost averaging program at any time.

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Our asset rebalancing program may be available in connection with certain contracts. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Account values invested in certain investment options may not be available for rebalancing under this program. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available for your contract, you may elect the asset rebalancing program by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal.
The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account and/or the Fixed Plus Account II A; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amounts available from the Fixed Plus Account and Fixed Plus Account II A may be limited;
- Select investment options. Subject to any applicable withdrawal order requirements for contracts that have Fixed Plus Account II A as an investment option, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value unless otherwise specified by you; and
- Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge. See "**FEES - Early Withdrawal Charge**"
- Maintenance Fee. See "**FEES - Annual Maintenance Fee**"
- Market Value Adjustment. See "**APPENDIX I**"
- Redemption Fees. See "**FEES - Redemption Fees**"
- Tax Penalty. See "**FEDERAL TAX CONSIDERATIONS**"
- Tax Withholding. See "**FEDERAL TAX CONSIDERATIONS**"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account and Fixed Plus Account II A, please see the appendices.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company;**" or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If Fixed Plus Account II A is available under the contract, any amounts withdrawn from the Fixed Account will be reinvested in Fixed Plus Account II A. If any other investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. See **"APPENDIX I."** Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "**FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution;
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met;
- Participants in the Ball State University Alternate Pension Plan - The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may exchange or transfer employer account values as permitted by the plan, the Tax Code and regulations thereunder without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value exchanged or transferred in a calendar year. This waiver does not apply to an exchange or transfer of the full employer account value; and
- Participants in the Texas Optional Retirement Program - You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full and Partial Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, please write or call the Service Center at the address or telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Systematic distribution options currently available under the contract include the following:
*   **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
*   **Estate Conservation Option (ECO).** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

    For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. If not required under the plan, the Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "**FEDERAL TAX CONSIDERATIONS**."

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts. Under some contracts, however, participant Roth 401(k) or Roth 403(b) accounts may be included in the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans. If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
- **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and 3.0%; or
- **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans and under individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see "**INCOME PHASE – Income Phase Payment Options**"); and
- Payment under an available systematic distribution option (subject to certain limitations). See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving the account value invested in the contract; and
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "**INCOME PHASE – Income Phase Payment Options**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Options. The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

Account Value Death Benefit. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. For some contracts issued in New York, payments due to your death will include the MVA only if it is positive regardless of whether the death benefit is paid within six months following death. We describe the market value adjustment in **APPENDIX I** and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:
• Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
• The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase payment option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the Guaranteed Accumulation Account.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See "**FEES - Mortality and Expense Risk Charge**."

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company,**" where:
• (a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and
• (b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See "**APPENDIX I**" and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account proportionally across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – QUESTIONS: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

• **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
• **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "**FEDERAL TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
• Start date;
• Income phase payment option (see the income phase payment options table in this section);
• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed or variable payments;
• Selection of an assumed net investment rate (only if variable payments are elected); and
• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

We may have used the following terms in prior prospectuses:
• **Annuity Phase-Income Phase;**
• **Annuity Option-Income Phase Payment Option;**
• **Annuity Payment-Income Phase Payment; and**
• **Annuitization-Initiating Income Phase Payments.**

Also, income phase payments are sometimes referred to as "annuity payments."

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. The contracts may restrict how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account and the Fixed Plus Account II A may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in **"The Retained Asset Account"**) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "**FEDERAL TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income		**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*		**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives		**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*		**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)		**Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options[1]		
Nonlifetime-Guaranteed Payments*		**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account and the Fixed Plus Account II A during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

[1] For contracts issued to the University of Illinois, the nonlifetime option is available only with fixed income phase payments.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. See "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(a), 403(b), or 457 of the Tax Code. Qualified contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code Section 415(m), deferred compensation plans under Tax Code Section 457(f), and bona fide severance pay plans under Tax Code Section 457(e). **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs.

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k) and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account which provides for tax-free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions;
- **415(m) Arrangements.** Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code Section 457(b) plans described below. If the Tax Code Section 415(m) arrangement is not designed to meet the requirements of Tax Code Section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code Section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. The Tax Code also allows employees of certain tax-exempt 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **Bona Fide Severance Payment Plans.** Section 457(e)(11) of the Tax Code permits an employer to establish a bona fide severance payment plan and amounts payable under the contract used with such a plan are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance payment plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult a tax and/or legal adviser for guidance regarding taxation. **There is no further information regarding bona fide severance payment plans in this prospectus.**

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**". In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract holders, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(a), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $54,000 (as indexed for 2017). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $18,000 (as indexed for 2017). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2017). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000 or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or basic annual limit plus the amount of the base limit not used in prior year (only allowed if not using age 50 and over catch-up contributions). For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. 457(f) plans and Non-Section 457 plans have no contribution limits.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
• The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
• You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
• The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
• Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
• A required minimum distribution under Tax Code Section 401(a)(9);
• A hardship withdrawal;
• Otherwise excludable from income; or
• Not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to rollovers from qualified plans, unless certain exceptions, including one or more of the following, have occurred:
• You have attained age 59½;
• You have become disabled, as defined in the Tax Code;
• You have died and the distribution is to your beneficiary;
• You have separated from service with the plan sponsor at or after age 55;
• The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
• You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
• The distribution is paid directly to the government in accordance with an IRS levy;
• The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
• The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) and Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) and Roth 457(b) account is defined as a distribution that meets the following two requirements:
• The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;

- ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
- ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f), or required to be includible under Tax Code Section 409A. If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
- Interest at the underpayment rate plus one percent on the underpayments; and
- An additional penalty tax equal to 20% of the amount included in income.

Non-Section 457 Deferred Compensation Plans. We define a non-Section 457 deferred compensation plan to be either a deferred plan of a tax-exempt employer that is "grandfathered" and not subject to Section 457 rules, or a deferred compensation plan of a for-profit employer that is not subject to Section 457 rules. Compensation deferred under non-Section 457 deferred compensation plan is generally includible in income in the first year in which it is:
- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code Section 409A.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

 Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings); or
- Termination of the plan (assets must be distributed within one year).

 Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Pursuant to new tax regulations, before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans. Amounts deferred under Tax Code Section 457(f) plans must meet the requirements of Tax Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on against accelerating payments from such plans. Section 409A also allows distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment at a specified time (or under a fixed schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under 457(f) plans prior to January 1, 2005, under limited circumstances, may be eligible for an exclusion from the application of Tax Code Section 409A, if certain requirements are met. For more information, please consult your own tax and/or legal adviser.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k) and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2017, your entire balance must be distributed to the designated beneficiary by December 31, 2022. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers and 457(f) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-Resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers and 457(f) plans, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2016, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1. Voya Financial Advisors, Inc.
2. LPL Financial Corporation
3. Regulus Advisors, LLC
4. Morgan Stanley Smith Barney LLC
5. Cetera Investment Services LLC
6. Lincoln Financial Advisors Corporation
7. Harbour Investments, Inc.
8. Woodbury Financial Services, Inc.
9. Kestra Investment Services, LLC
10. PlanMember Securities Corporation
11. American Portfolios Financial Services, Inc.
12. Signator Financial Services, Inc.
13. MSI Financial Services, Inc.
14. GWN Securities Inc.
15. Securities America, Inc.
16. Sigma Financial Corporation
17. NYLIFE Securities LLC
18. Royal Alliance Associates, Inc.
19. Geneos Wealth Management, Inc.
20. First Allied Securities, Inc.
21. Huckin Financial Group, Inc.
22. Northwestern Mutual Investment Services, Inc.
23. Ameriprise Financial Services, Inc.
24. Cadaret, Grant & Co., Inc.
25. Coordinated Capital Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

The Agreement between the Oregon Education Association (the "OEA") and the Company

The Company and the OEA have entered into an agreement in which the OEA agrees to endorse, and facilitate OEA members' access to, the Company's variable annuity (the "Agreement").

Pursuant to the Agreement, the Company agrees:
*   To reimburse the OEA up to $4,000 per year for the expenses of an outside consultant hired by the OEA to review and monitor the competitiveness and performance of the Company's variable annuity;
*   To develop and provide custom marketing materials and seminars, in addition to the normal and customary expenditures associated with the distribution and marketing of its products and services, to support OEA member education;
*   To develop a statewide program to educate the OEA's membership about the Oregon PERS program by utilizing its established network of representatives across the State. While one goal of the registered representative's efforts to educate the OEA's membership about the Oregon PERS program is financial education, it is expected that the efforts of these representatives would result, indirectly, in additional enrollment in the Company's variable annuity; and
*   To pay for the costs of meeting rooms and appropriate refreshments for financial seminars and other presentations that the Company conducts.

The Company may also from time to time contribute to the costs incurred by the OEA in sponsoring certain union and OEA Board member functions that Company personnel are permitted to attend, although the Agreement between the OEA and the Company does not obligate the Company to make any such payments. The Company's payments for such functions have typically not exceeded $20,000 in recent years.

Third Party Compensation Arrangements. Please be aware that:
*   The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
*   The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
*   At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the addresses provided in "**CONTRACT OVERVIEW—Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract, we may generally, upon 30 days' written notice to the contract holder, (some contracts may require a longer notice period), make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 401(k), Roth 403(b) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts, and $1,999 for some contracts issued in New York), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous 12 months (36 months under some contracts issued in New York). Certain contracts issued in New York also require that the calculation for a paid up annuity benefit amount to a payment of less than $20 per month. In addition, for some contracts issued in New York, we may terminate an individual account solely if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account and does not include elements of the Guaranteed Accumulation Account that do not apply to the contracts offered through this prospectus. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
•   The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
•   The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
•   Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
•   Tax Penalties and/or Tax withholding - **See** "**FEDERAL TAX CONSIDERATIONS**;"
•   Early Withdrawal Charge - **See** "**FEES**;" and/or
•   Maintenance Fee - **See** "**FEES**."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; or
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

See your Guaranteed Accumulation Account prospectus for further details.

Under some contracts issued in New York, if you have elected ECO as described in "**Systematic Distribution Options**," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted, may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-210551.*

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option that may be available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the State of New York under some contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate applicable to your account as specified in the contract. The guaranteed minimum interest rate may vary by participant based on the date the participant established an account under the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See** "**FEES - Early Withdrawal Charge**."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either: (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available to new investments under the contract) or the Fixed Plus Account II A.

By notifying us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" at least 30 days before income phase payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option that may be available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the State of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the 10th year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each 12 month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder and the following requirements are satisfied:
- The hardship is certified (required under most contracts);
- The partial withdrawal is taken proportionally from each investment option in which your account invests;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:
- The employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
- The amount withdrawn is paid directly to you; and
- The amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:
- To the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);
- Your death during the accumulation phase (some contracts require that we be notified of your death, or that the withdrawal be taken within six months of the death); and/or
- When the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the State of New York or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:
  ▷ The hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York);
- For any in-service distributions permitted by the plan and the following conditions are met:
  ▷ The distribution has been certified by the employer;
  ▷ The amount distributed is paid directly to you; and
  ▷ The amount paid for all such withdrawals during the previous 12 months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York);
- Due to your separation from service with the employer, provided that all the following apply*:
  ▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
  ▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
  ▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period;
- If you are at least age 59½ and, if applicable, have completed nine payment periods;
- If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts); or
- For certain contracts issued in the State of New York, due to your disability as described in the Tax Code if all of the following conditions are met:
  ▷ The disability is certified by the employer or otherwise documented in a form acceptable to us; and
  ▷ The amount is paid directly to you.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

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* Instead of the provisions under the 3rd bullet above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:
- The employer certifies that you have separated from service;
- We receive the withdrawal request within 60 days of the date of separation; and
- You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. **See** "**CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV
FIXED PLUS ACCOUNT II A

The Fixed Plus Account II A is an investment option that may be available during the accumulation phase, if selected by the contract holder. If the Fixed Plus Account II A is available to you, the Fixed Account and Fixed Plus Account investment options (hereinafter referred to as "closed fixed accounts") are closed to new contributions, allocations and transfers, and all contributions, allocations and transfers directed to any of these closed fixed account investment options will automatically be contributed, allocated or transferred to the Fixed Plus Account II A. This option may not be available in all states, through certain contracts, or in certain plans.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum interest rate specified in the contract. The interest rate to be credited to the amounts allocated to the Fixed Plus Account II A may be changed at any time, except that any interest rate to be credited following a rate change initiated solely by the Company will be guaranteed to remain in effect until the last day of the three month period measured from the first day of the month such change was made. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan;
  ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $2,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

We reserve the right to impose new or different restrictions and limits applicable to full withdrawals on a basis that is not unfairly discriminatory.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II A.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to as low as $2,000;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan; or
  ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000. However, we reserve the right to lower the waived amount to as low as $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

We reserve the right to impose new or different restrictions and limits applicable to transfers from the Fixed Plus Account II A and to waive any restriction or limit on transfers on a basis that is not unfairly discriminatory.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See **"FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed accounts, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX V
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans Under Section 403(b), 401 or 403(a) of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b), Roth 403(b), 401(a), 401(k), Roth 401(k) or 403(a) ("Plan") and has purchased an Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a), 401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b), 401(a), 401(k) or 403(a), the participant has ownership in the value of his/her employer account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---
* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX VI
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- American Century Investments® Income & Growth Fund is only available to plans offering the fund prior to May 1, 2002.
- Artisan International Fund (Investor Shares) is only available to plans who have selected the fund as an investment option prior to July 1, 2016.
- Class Z shares of the Columbia^SM Acorn® Fund and Columbia Mid Cap Value Fund are only available to unallocated, governmental plans with assets over $100 million dollars.
- Columbia Diversified Equity Income Fund is only available to plans offering the fund prior to January 1, 2011 or that have approved the fund as an investment prior to that date and have invested in the fund by March 31, 2011.
- Fidelity® VIP Overseas Portfolio is only available to plans offering the fund prior to May 1, 2004.
- Janus Aspen Balanced Portfolio, Janus Aspen Enterprise Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Global Research Portfolio, Janus Aspen Janus Portfolio, Oppenheimer Global Fund/VA and Oppenheimer Global Strategic Income Fund/VA are only available to a limited number of participants, who did not participate in the fund substitution during April, 2005.
- The following funds are not available to all plans: AllianzGI NFJ Large-Cap Value Fund, Fidelity® VIP Mid Cap Portfolio, LKCM Aquinas Catholic Equity Fund, The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund. Availability is subject to Company and/or plan sponsor approval.
- Loomis Sayles Small Cap Value Fund is only available to plans offering the fund prior to September 15, 2008.
- Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to April 12, 2013.
- VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to the close of business on February 7, 2014.

List of Fund Name Changes

New Fund Name	Former Fund Name
Alger Responsible Investing Fund	Alger Green Fund
AMG Managers Fairpointe Mid Cap Fund	ASTON/Fairpointe Mid Cap Fund
Pax Balanced Fund	Pax World Balanced Fund
Wells Fargo Special Small Cap Value Fund	Wells Fargo Advantage Special Small Cap Value Fund

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW** – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Alger Responsible Investing Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianzGI NFJ Large-Cap Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® - Capital Income Builder® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund's secondary objective is to provide growth of capital.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® - SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - The Bond Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
AMG Managers Fairpointe Mid Cap Fund **Investment Adviser:** AMG Funds LLC **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
Ave Maria Rising Dividend Fund **Investment Adviser:** Schwartz Investment Counsel, Inc.	Seeks to provide increasing dividend income over time, long-term growth of capital, and a reasonable level of current income.
BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** BlackRock Advisers, LLC	A *non-diversified* portfolio that seeks long-term growth of capital.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Cohen & Steers Realty Shares, Inc. **Investment Adviser:** Cohen & Steers Capital Management, Inc.	A *non-diversified* fund that seeks total return through investment in real estate securities.
Columbia Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective, steady growth of capital.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
Delaware Small Cap Value Fund **Investment Adviser:** Delaware Management Company	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers: :** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Mid Cap Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long term growth of capital.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Ivy Science and Technology Fund **Investment Adviser:** Ivy Investment Management Company	Seeks to provide growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Janus Aspen Balanced Portfolio **Investment Adviser:** Janus Capital Management LLC ("Janus Capital")	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Enterprise Portfolio **Investment Adviser:** Janus Capital Management LLC ("Janus Capital")	Seeks long-term growth of capital.
Janus Aspen Flexible Bond Portfolio **Investment Adviser:** Janus Capital Management LLC ("Janus Capital")	Seeks to obtain maximum total return, consistent with preservation of capital.
Janus Aspen Global Research Portfolio **Investment Adviser:** Janus Capital Management LLC ("Janus Capital")	Seeks long-term growth of capital.
Janus Aspen Janus Portfolio **Investment Adviser:** Janus Capital Management LLC ("Janus Capital")	Seeks long-term growth of capital.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
LKCM Aquinas Catholic Equity Fund **Investment Adviser:** Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation.
Loomis Sayles Small Cap Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Seeks long-term capital growth from investments in common stocks or other equity securities.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Short Duration Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks a high level of income consistent with preservation of capital.
Metropolitan West Total Return Bond Fund **Investment Adviser:** Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.
Neuberger Berman Socially Responsive Fund® **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.

Oppenheimer Developing Markets Fund
 	
    Investment Adviser: OFI Global Asset Management, Inc.
 	
    Subadviser: OppenheimerFunds, Inc.
	The Fund seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Oppenheimer Global Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Global Strategic Income Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Pax Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Long-term growth of capital.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
The Hartford Capital Appreciation Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
The Hartford Dividend and Growth Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks a high level of current income consistent with growth of capital.
The Hartford International Opportunities Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks long-term growth of capital.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Corporate Leaders® 100 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the S&P 500® Index.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC ***There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Solution 2055 Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Index Solution Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Intermediate Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Multi-Manager International Small Cap Fund
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Acadian Asset Management LLC, Victory Capital Management, Inc., and Wellington Management Company, LLP
	Seeks maximum long-term capital appreciation.

Voya Multi-Manager Large Cap Core Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company
	Seeks reasonable income and capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Moderately Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser:** Fidelity Management & Research Company * FMR® is a registered service mark of FMR LLC. Used with permission.	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® Templeton Foreign Equity Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

VY® Templeton Global Growth Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Templeton Global Advisors Limited
	Seeks capital appreciation. Current income is only an incidental consideration.

Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wells Fargo Small Company Growth Fund
 	
  Investment Adviser: Wells Fargo Funds Management, LLC
 	
  Subadviser: Peregrine Capital Management, Inc.
	Seeks long-term capital appreciation.

Wells Fargo Special Small Cap Value Fund
 	
   Investment Adviser: Wells Fargo Funds Management, LLC
 	
   Subadviser: Wells Capital Management Incorporated
	Seeks long-term capital appreciation.

APPENDIX VII
CONDENSED FINANCIAL INFORMATION

INDEX

Except for subaccounts which did not commence operations as of December 31, 2016, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2016, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2016 are not reflected in the following information.

TABLE 1

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE APRIL 1, 2005
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	$11.56		
Value at end of period	$22.99	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06		
Number of accumulation units outstanding at end of period	52	42	30	16	0	0	0	72		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30	$10.30			
Value at end of period	$18.50	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30			
Number of accumulation units outstanding at end of period	2,798	11,117	10,223	13,259	9,767	8,321	7,388			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	$10.87		
Value at end of period	$13.11	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78		
Number of accumulation units outstanding at end of period	12,783	7,444	7,010	8,235	5,494	4,742	4,534	3,425		
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$18.26	$20.37	$18.57	$13.28						
Value at end of period	$22.66	$18.26	$20.37	$18.57						
Number of accumulation units outstanding at end of period	777	588	392	206						
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.54	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00	$13.80	
Value at end of period	$22.15	$20.54	$21.00	$19.16	$16.23	$14.69	$14.05	$12.53	$10.00	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	913	786	
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21	$7.68			
Value at end of period	$16.50	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21			
Number of accumulation units outstanding at end of period	8,591	8,293	7,730	7,892	9,299	5,950	5,579			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$15.95	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13	$6.56	
Value at end of period	$18.17	$15.95	$16.82	$15.02	$11.11	$9.54	$9.97	$8.11	$6.13	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,776	1,777	

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$17.03	$20.24	$12.03	$16.74	$18.31	$15.82	$18.86	$22.67	$22.06	$21.88
Value at end of period	$20.24	$12.03	$16.74	$18.31	$15.82	$18.86	$22.67	$22.06	$21.88	$22.03
Number of accumulation units outstanding at end of period	214	24,302	39,259	62,986	65,836	72,179	74,786	75,119	82,787	38,672
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.61	$24.20	$13.91	$18.88	$22.13	$21.57	$25.12	$32.97	$36.91	$37.16
Value at end of period	$24.20	$13.91	$18.88	$22.13	$21.57	$25.12	$32.97	$36.91	$37.16	$40.13
Number of accumulation units outstanding at end of period	1,151	48,835	61,287	7,128	7,915	9,581	11,292	9,909	10,825	11,640
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.82	$17.08	$9.80	$12.76	$14.69	$14.83	$17.40	$22.29	$24.24	$23.28
Value at end of period	$17.08	$9.80	$12.76	$14.69	$14.83	$17.40	$22.29	$24.24	$23.28	$27.47
Number of accumulation units outstanding at end of period	32	25,571	30,022	430	525	504	504	338	333	331
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$14.98	$8.95	$11.48	$14.26	$14.29	$16.39	$22.34	$24.87	$26.65
Value at end of period		$8.95	$11.48	$14.26	$14.29	$16.39	$22.34	$24.87	$26.65	$26.86
Number of accumulation units outstanding at end of period		29,446	32,323	0	0	0	0	0	0	0
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.22	$14.13	$8.56	$11.99	$12.78	$11.43	$13.12	$17.88	$19.00	$18.74
Value at end of period	$14.13	$8.56	$11.99	$12.78	$11.43	$13.12	$17.88	$19.00	$18.74	$21.03
Number of accumulation units outstanding at end of period	705,726	935,268	1,163,340	0	0	0	0	0	0	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$16.12	$10.37	$13.12	$14.84	$12.29	$14.84	$19.36	$17.79	$18.44
Value at end of period		$10.37	$13.12	$14.84	$12.29	$14.84	$19.36	$17.79	$18.44	$17.51
Number of accumulation units outstanding at end of period		3,366	3,619	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.77	$19.07	$12.78	$16.50	$21.16	$20.36	$24.11	$32.84	$33.03	$30.59
Value at end of period	$19.07	$12.78	$16.50	$21.16	$20.36	$24.11	$32.84	$33.03	$30.59	$39.83
Number of accumulation units outstanding at end of period	185	1,668	1,574	355	588	588	588	588	588	588
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$7.82	$9.35	$9.17	$10.73	$14.11	$15.37	$15.88
Value at end of period				$9.35	$9.17	$10.73	$14.11	$15.37	$15.88	$17.87
Number of accumulation units outstanding at end of period				115,080	100,900	99,581	88,803	92,095	88,802	56,740
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.04	$12.36	$13.91	$13.04	$14.40	$18.60	$19.44	$18.60
Value at end of period			$12.36	$13.91	$13.04	$14.40	$18.60	$19.44	$18.60	$20.83
Number of accumulation units outstanding at end of period			92	45,029	42,143	32,489	0	0	0	0
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$11.07	$8.28	$10.62	$11.64	$11.63	$13.24	$17.12	$18.51	$17.44
Value at end of period		$8.28	$10.62	$11.64	$11.63	$13.24	$17.12	$18.51	$17.44	$19.23
Number of accumulation units outstanding at end of period		386	593	0	0	0	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$14.68	$9.72	$12.30	$15.43	$14.81	$16.97	$22.11	$24.66	$23.73
Value at end of period		$9.72	$12.30	$15.43	$14.81	$16.97	$22.11	$24.66	$23.73	$27.61
Number of accumulation units outstanding at end of period		6,444	9,018	0	0	0	0	0	0	0

CFI 2

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.41	$10.36
Value at end of period									$10.36	$10.60
Number of accumulation units outstanding at end of period									99,145	0
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$10.78	$7.07	$9.22	$11.30	$10.95	$12.13	$16.74	$18.46	$18.36
Value at end of period		$7.07	$9.22	$11.30	$10.95	$12.13	$16.74	$18.46	$18.36	$20.17
Number of accumulation units outstanding at end of period		220	125	0	0	0	0	0	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.53	$17.64	$10.97	$15.07	$16.99	$15.69	$18.95	$24.03	$24.79	$26.11
Value at end of period	$17.64	$10.97	$15.07	$16.99	$15.69	$18.95	$24.03	$24.79	$26.11	$26.59
Number of accumulation units outstanding at end of period	192	902	1,195	51,754	51,749	47,991	48,060	47,907	47,510	40,010
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$54.52	$71.98	$37.41	$67.99	$86.33	$70.71	$85.45	$92.59	$88.14	$75.74
Value at end of period	$71.98	$37.41	$67.99	$86.33	$70.71	$85.45	$92.59	$88.14	$75.74	$80.96
Number of accumulation units outstanding at end of period	474	2,188	3,446	6,673	7,549	1,808	1,845	2,077	2,400	2,083
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$12.24	$8.35	$11.46	$14.14	$13.83	$16.31	$23.00	$25.75	$24.23
Value at end of period		$8.35	$11.46	$14.14	$13.83	$16.31	$23.00	$25.75	$24.23	$28.61
Number of accumulation units outstanding at end of period		519	176	0	0	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.30	$14.25	$9.87	$11.98	$13.40	$13.16	$14.64	$17.04	$18.40	$18.30
Value at end of period	$14.25	$9.87	$11.98	$13.40	$13.16	$14.64	$17.04	$18.40	$18.30	$19.36
Number of accumulation units outstanding at end of period		1,771	2,130	597	764	765	900	808	834	825
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.19	$12.37	$11.50	$13.61	$14.71	$16.43	$17.87	$16.22	$16.72	$16.27
Value at end of period	$12.37	$11.50	$13.61	$14.71	$16.43	$17.87	$16.22	$16.72	$16.27	$17.12
Number of accumulation units outstanding at end of period	35	24,275	39,533	32,929	39,096	41,991	29,651	29,449	27,558	1,819
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.93	$12.84	$5.36	$9.37	$10.86	$8.32	$9.31	$9.13	$7.98	$6.76
Value at end of period	$12.84	$5.36	$9.37	$10.86	$8.32	$9.31	$9.13	$7.98	$6.76	$7.18
Number of accumulation units outstanding at end of period	1,349	2,894	3,202	764	1,006	1,007	173	72	72	72
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$10.66	$8.12	$13.03	$15.38	$15.12	$17.55	$19.66	$19.68	$18.90
Value at end of period		$8.12	$13.03	$15.38	$15.12	$17.55	$19.66	$19.68	$18.90	$21.59
Number of accumulation units outstanding at end of period		151	178	0	0	0	0	0	0	0
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$7.34	$8.44	$10.54	$9.03	$11.02	$14.26	$14.52	$14.90
Value at end of period			$8.44	$10.54	$9.03	$11.02	$14.26	$14.52	$14.90	$15.76
Number of accumulation units outstanding at end of period			78	0	0	0	0	0	0	0

CFI 3

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$34.89	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17	$21.80	$19.67
Value at end of period	$37.06	$34.89	$36.44	$35.87	$35.09	$30.30	$31.04	$27.54	$23.17	$21.80
Number of accumulation units outstanding at end of period	8,236	14,059	14,327	16,388	7,079	9,630	7,008	5,067	3,054	240
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$24.91	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34	$15.32	$13.79
Value at end of period	$27.01	$24.91	$23.65	$21.64	$16.17	$13.42	$14.10	$12.56	$9.34	$15.32
Number of accumulation units outstanding at end of period	109,724	149,401	134,124	135,064	143,334	189,151	195,015	27,350	18,493	1,593
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$21.82	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75	$15.47	
Value at end of period	$23.52	$21.82	$22.23	$20.93	$17.93	$15.78	$15.99	$14.01	$11.75	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	39,493	41,539	
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.66	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08	$12.08	$10.97
Value at end of period	$15.58	$14.66	$15.51	$15.44	$15.89	$14.91	$14.37	$12.26	$10.08	$12.08
Number of accumulation units outstanding at end of period	3,640	4,547	3,931	3,776	20,162	16,133	14,394	12,134	10,513	424
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45	$10.04								
Value at end of period	$10.02	$9.45								
Number of accumulation units outstanding at end of period	1,062	915								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.60	$14.60	$14.60	$14.60	$14.59	$14.59	$14.55	$14.51	$14.13	$13.44
Value at end of period	$14.63	$14.60	$14.60	$14.60	$14.60	$14.59	$14.59	$14.55	$14.51	$14.13
Number of accumulation units outstanding at end of period	17,335	35,051	35,244	25,081	21,295	19,951	16,121	20,347	16,516	2,879
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$18.02	$18.28	$16.51	$12.64	$10.92	$10.95	$9.59	$7.36	$10.51	
Value at end of period	$19.78	$18.02	$18.28	$16.51	$12.64	$10.92	$10.95	$9.59	$7.36	
Number of accumulation units outstanding at end of period	1,146	1,032	1,118	1,109	0	0	0	72,289	74,349	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.53	$19.93	$19.70	$18.65	$16.36	$15.66	$13.71	$9.18	$11.85	$11.52
Value at end of period	$22.38	$19.53	$19.93	$19.70	$18.65	$16.36	$15.66	$13.71	$9.18	$11.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,226	1,103	696	49
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$23.55	$23.36	$20.51	$15.43	$13.48	$13.50	$11.84	$9.61	$13.66	
Value at end of period	$25.97	$23.55	$23.36	$20.51	$15.43	$13.48	$13.50	$11.84	$9.61	
Number of accumulation units outstanding at end of period	20	20	20	20	20	20	464	67,432	64,140	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$45.29	$46.11	$42.09	$31.28	$26.58	$26.88	$22.05	$16.74	$26.82	$27.91
Value at end of period	$53.51	$45.29	$46.11	$42.09	$31.28	$26.58	$26.88	$22.05	$16.74	$26.82
Number of accumulation units outstanding at end of period	4,018	4,018	3,953	3,885	3,885	3,885	2,914	25,268	22,053	2
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$31.58	$32.63	$30.95	$21.69	$19.30	$19.44	$15.83	$12.68	$19.08	$22.35
Value at end of period	$40.21	$31.58	$32.63	$30.95	$21.69	$19.30	$19.44	$15.83	$12.68	$19.08
Number of accumulation units outstanding at end of period	30	31	32	32	32	32	37	3,738	3,269	22

CFI 4

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.19	$17.16	$15.71	$17.52	$19.25	$20.70	$22.64	$22.62	$24.12	$24.27
Value at end of period	$17.16	$15.71	$17.52	$19.25	$20.70	$22.64	$22.62	$24.12	$24.27	$25.32
Number of accumulation units outstanding at end of period	13,376	26,354	10,985	1,814	2,121	2,361	1,886	1,872	21,109	19,156
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.99	$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71
Value at end of period			$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71	$9.79
Number of accumulation units outstanding at end of period			6,087	1,247	732	669	669	669	669	665
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.34	$10.44	$12.33	$16.15	$18.35	$19.52
Value at end of period					$10.44	$12.33	$16.15	$18.35	$19.52	$20.30
Number of accumulation units outstanding at end of period					3,845	7,831	9,863	9,702	10,668	14,178
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$8.95	$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96	$14.29
Value at end of period		$6.50	$7.33	$8.75	$9.05	$10.38	$13.59	$14.96	$14.29	$16.28
Number of accumulation units outstanding at end of period		5,503	6,902	2,358	3,303	3,383	8,946	2,285	2,458	2,630
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$14.66	$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14	$30.29
Value at end of period		$10.02	$14.17	$18.47	$18.37	$20.98	$27.69	$30.14	$30.29	$32.49
Number of accumulation units outstanding at end of period		879	866	31,948	32,870	23,390	27,592	27,274	29,533	21,618
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.88	$11.47	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29	$17.23
Value at end of period	$11.47	$7.51	$9.34	$10.85	$10.39	$11.48	$14.99	$17.29	$17.23	$18.75
Number of accumulation units outstanding at end of period	62	2,956	3,892	594	558	536	540	541	541	541
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.72	$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32
Value at end of period			$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32	$29.12
Number of accumulation units outstanding at end of period			1,537	0	0	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.99	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73
Value at end of period			$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73	$18.56
Number of accumulation units outstanding at end of period			538	625	685	997	1,655	4,504	5,372	6,167
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.08	$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93
Value at end of period			$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93	$25.29
Number of accumulation units outstanding at end of period			842	985	1,078	1,056	1,056	1,056	1,056	1,056
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.44	$12.92	$16.26	$15.91	$18.37	$24.78	$27.53	$27.32
Value at end of period			$12.92	$16.26	$15.91	$18.37	$24.78	$27.53	$27.32	$29.18
Number of accumulation units outstanding at end of period			166	0	0	0	0	0	0	0

CFI 5

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.66	$18.17	$16.12	$12.02	$10.27	$10.46	$8.36	$5.96	$8.96	
Value at end of period	$20.03	$17.66	$18.17	$16.12	$12.02	$10.27	$10.46	$8.36	$5.96	
Number of accumulation units outstanding at end of period	57,039	54,045	50,063	46,839	3,035	4	0	125	126	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$17.37	$18.20	$17.34	$12.50	$10.86					
Value at end of period	$21.04	$17.37	$18.20	$17.34	$12.50					
Number of accumulation units outstanding at end of period	1,408	1,268	1,147	718	75					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$20.12	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86	$9.96	
Value at end of period	$22.82	$20.12	$20.30	$19.22	$13.82	$12.00	$11.90	$8.99	$6.86	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	145	117	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$39.14	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17	$20.39	
Value at end of period	$48.72	$39.14	$39.45	$37.03	$26.88	$23.47	$24.07	$19.35	$15.17	
Number of accumulation units outstanding at end of period	0	0	0	4	4	3	0	9,558	8,605	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.55	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57	$12.11	
Value at end of period	$17.52	$16.55	$16.56	$15.69	$13.48	$11.89	$12.27	$10.78	$8.57	
Number of accumulation units outstanding at end of period	23,111	32,648	42,176	32,683	23,050	29,662	30,054	22,242	24,076	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.26	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45	$13.41	$12.97
Value at end of period	$18.34	$17.26	$17.35	$16.41	$13.64	$11.85	$12.42	$10.84	$8.45	$13.41
Number of accumulation units outstanding at end of period	33,884	35,580	32,913	29,847	27,806	26,751	26,022	18,214	14,316	4
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$17.68	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32	$13.84	$12.92
Value at end of period	$18.81	$17.68	$17.85	$16.82	$13.63	$11.80	$12.44	$10.81	$8.32	$13.84
Number of accumulation units outstanding at end of period	32,991	37,734	31,082	28,288	23,353	17,756	11,916	8,010	4,131	66
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$16.57	$16.71	$15.73	$12.73	$11.99					
Value at end of period	$17.63	$16.57	$16.71	$15.73	$12.73					
Number of accumulation units outstanding at end of period	2,899	2,845	2,296	1,641	101					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.68	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78	$11.64	
Value at end of period	$16.38	$15.68	$15.66	$14.81	$13.84	$12.61	$12.57	$11.47	$9.78	
Number of accumulation units outstanding at end of period	8,180	8,023	5,365	5,873	6,605	6,979	4,526	1,578	285	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.11	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82	$15.47	$14.62
Value at end of period	$22.31	$21.11	$21.15	$19.84	$17.69	$15.75	$15.48	$13.94	$11.82	$15.47
Number of accumulation units outstanding at end of period	276	229	182	547	1,286	1,083	796	6,374	5,534	2

CFI 6

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.95	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30	$14.55	$13.85
Value at end of period	$20.26	$18.95	$19.18	$18.00	$14.70	$12.79	$13.17	$11.65	$9.30	$14.55
Number of accumulation units outstanding at end of period	2,735	2,737	3,560	3,840	4,085	4,084	3,167	5,281	8,393	23
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.61	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29	$14.80	$14.03
Value at end of period	$20.92	$19.61	$19.73	$18.49	$15.86	$13.96	$14.04	$12.53	$10.29	$14.80
Number of accumulation units outstanding at end of period	1,175	1,178	2,232	2,232	2,285	2,285	2,177	1,790	1,798	408
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27	$10.25	
Value at end of period	$13.58	$13.27	$13.24	$12.52	$12.85	$12.37	$11.54	$10.87	$10.27	
Number of accumulation units outstanding at end of period	0	0	137	91	43	0	0	740	740	
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$22.84	$22.59	$19.93	$15.09	$13.03	$12.80	$11.16	$8.84	$13.75	
Value at end of period	$25.50	$22.84	$22.59	$19.93	$15.09	$13.03	$12.80	$11.16	$8.84	
Number of accumulation units outstanding at end of period	62,921	65,494	63,131	70,259	64,337	70,526	70,111	27	27	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$32.22	$32.79	$29.16	$22.20	$19.08	$19.70	$16.14	$11.90	$16.20	$17.81
Value at end of period	$39.98	$32.22	$32.79	$29.16	$22.20	$19.08	$19.70	$16.14	$11.90	$16.20
Number of accumulation units outstanding at end of period	4,043	6,508	5,502	5,250	4,753	3,587	3,390	1,705	297	59
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$33.21	$34.97	$33.52	$24.14	$20.17	$19.73	$15.60	$11.54	$19.64	$18.54
Value at end of period	$34.98	$33.21	$34.97	$33.52	$24.14	$20.17	$19.73	$15.60	$11.54	$19.64
Number of accumulation units outstanding at end of period	3,047	9,945	11,372	12,371	9,971	5,324	5,533	6,743	5,483	198
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73	$9.75	
Value at end of period	$14.77	$14.64	$14.85	$13.02	$12.52	$9.93	$10.47	$9.00	$6.73	
Number of accumulation units outstanding at end of period	14,516	17,243	14,643	14,903	15,331	8,673	6,606	1,674	1,809	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$18.83	$18.29	$14.09	$13.80	$11.95	$10.91	$8.52	$6.27	$10.20	$13.11
Value at end of period	$19.63	$18.83	$18.29	$14.09	$13.80	$11.95	$10.91	$8.52	$6.27	$10.20
Number of accumulation units outstanding at end of period	1,423	1,284	1,286	1,151	971	776	307	3,941	3,411	8
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$34.06	$33.07	$29.32	$21.76	$19.38	$20.33	$18.15	$13.79	$21.84	
Value at end of period	$36.92	$34.06	$33.07	$29.32	$21.76	$19.38	$20.33	$18.15	$13.79	
Number of accumulation units outstanding at end of period	907	907	907	907	914	934	803	645	339	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$16.96	$17.47	$16.74	$11.96	$10.48	$10.77	$8.59	$6.89	$6.28	
Value at end of period	$20.98	$16.96	$17.47	$16.74	$11.96	$10.48	$10.77	$8.59	$6.89	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	87	12	

CFI 7

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.09	$15.28	$9.30	$12.94	$16.61	$14.79	$16.96	$23.06	$24.45	$24.05
Value at end of period	$15.28	$9.30	$12.94	$16.61	$14.79	$16.96	$23.06	$24.45	$24.05	$26.88
Number of accumulation units outstanding at end of period	30	836	2,260	9,824	11,971	13,130	12,600	13,787	16,013	3,140
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$13.91	$9.44	$12.13	$13.97	$13.67	$16.23	$21.90	$23.91	$22.48
Value at end of period		$9.44	$12.13	$13.97	$13.67	$16.23	$21.90	$23.91	$22.48	$26.48
Number of accumulation units outstanding at end of period		6,993	7,922	244	316	295	295	295	295	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$12.03	$9.66	$11.85	$13.31	$13.17	$14.85	$18.56	$20.22	$19.81
Value at end of period		$9.66	$11.85	$13.31	$13.17	$14.85	$18.56	$20.22	$19.81	$22.83
Number of accumulation units outstanding at end of period		26,806	29,674	79,129	63,615	58,225	50,848	38,752	43,041	39,207
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.66	$13.25	$8.98	$11.13	$12.52	$12.25	$14.04	$18.79	$20.69	$20.09
Value at end of period	$13.25	$8.98	$11.13	$12.52	$12.25	$14.04	$18.79	$20.69	$20.09	$24.09
Number of accumulation units outstanding at end of period	153	3,216	6,875	82,146	80,383	69,418	75,690	70,161	65,334	49,099
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$22.36	$12.39	$21.25	$25.57	$20.90	$24.89	$23.46	$23.68	$19.94
Value at end of period		$12.39	$21.25	$25.57	$20.90	$24.89	$23.46	$23.68	$19.94	$22.52
Number of accumulation units outstanding at end of period		234	7,915	0	0	0	15	30	46	65
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$18.34	$12.56	$15.78	$19.41	$19.76	$23.72	$31.20	$35.87	$34.79
Value at end of period		$12.56	$15.78	$19.41	$19.76	$23.72	$31.20	$35.87	$34.79	$39.90
Number of accumulation units outstanding at end of period		980	665	3,668	3,462	4,120	13,102	15,142	18,936	9,481
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$14.35	$13.06	$9.15	$11.65	$14.76	$14.57	$17.29	$24.02	$26.03	$25.07
Value at end of period	$13.06	$9.15	$11.65	$14.76	$14.57	$17.29	$24.02	$26.03	$25.07	$30.48
Number of accumulation units outstanding at end of period	1	256	481	21,177	24,334	21,844	22,539	26,790	26,731	18,912
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$13.92	$15.42	$9.20	$12.85	$14.91	$13.70	$16.01	$21.19	$21.68	$21.69
Value at end of period	$15.42	$9.20	$12.85	$14.91	$13.70	$16.01	$21.19	$21.68	$21.69	$21.74
Number of accumulation units outstanding at end of period	412	62,671	63,263	1,849	2,346	2,368	2,383	554	694	799
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.66	$11.32	$7.99	$13.35	$15.89	$15.78	$18.34	$20.60	$20.67	$19.71
Value at end of period	$11.32	$7.99	$13.35	$15.89	$15.78	$18.34	$20.60	$20.67	$19.71	$22.53
Number of accumulation units outstanding at end of period	469	1,301	12,891	3,170	3,674	3,557	3,564	3,262	3,269	3,219
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.63	$13.20	$9.57	$12.75	$14.53	$14.95	$17.12	$20.92	$23.46	$24.69
Value at end of period	$13.20	$9.57	$12.75	$14.53	$14.95	$17.12	$20.92	$23.46	$24.69	$26.67
Number of accumulation units outstanding at end of period	2,556	6,953	11,024	4,990	7,933	1,374	1,975	2,692	2,683	2,265

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.81	$14.35	$8.16	$11.95	$15.35	$14.79	$17.17	$23.21	$25.96	$26.48
Value at end of period	$14.35	$8.16	$11.95	$15.35	$14.79	$17.17	$23.21	$25.96	$26.48	$28.44
Number of accumulation units outstanding at end of period	17	24,514	26,279	367	422	300	300	300	299	499
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$18.88	$19.12	$12.30	$15.37	$17.67	$17.51	$20.53	$26.63	$28.61	$26.64
Value at end of period	$19.12	$12.30	$15.37	$17.67	$17.51	$20.53	$26.63	$28.61	$26.64	$31.64
Number of accumulation units outstanding at end of period	165	7,323	8,093	2,000	2,366	1,629	1,635	1,642	1,649	1,660
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$16.33	$17.78	$10.28	$14.69	$17.17	$16.98	$20.19	$28.12	$30.57	$33.87
Value at end of period	$17.78	$10.28	$14.69	$17.17	$16.98	$20.19	$28.12	$30.57	$33.87	$34.38
Number of accumulation units outstanding at end of period	44	21,905	23,974	2,370	3,066	23,853	23,359	30,218	39,636	4,478
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$15.64	$18.74	$9.46	$13.02	$14.82	$12.99	$15.43	$17.64	$17.44	$17.28
Value at end of period	$18.74	$9.46	$13.02	$14.82	$12.99	$15.43	$17.64	$17.44	$17.28	$17.60
Number of accumulation units outstanding at end of period	97	1,282	1,592	122	126	106	106	36	36	2
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.21	$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73	$10.37
Value at end of period		$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73	$10.37	$10.56
Number of accumulation units outstanding at end of period		6,547	7,800	2,865	3,736	5,788	6,279	7,697	8,576	7,918
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.58	$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32	$13.24
Value at end of period		$6.89	$9.11	$9.82	$9.26	$11.28	$14.73	$14.32	$13.24	$14.68
Number of accumulation units outstanding at end of period		85	104	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.18	$10.57	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06	$13.07
Value at end of period	$10.57	$5.75	$8.61	$10.75	$9.18	$11.16	$13.66	$13.06	$13.07	$12.89
Number of accumulation units outstanding at end of period	3,030	107	621	141	124	461	865	1,000	1,377	1,774
WANGER SELECT										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$18.02	$16.64	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14	$24.20
Value at end of period	$16.64	$8.48	$14.09	$17.83	$14.68	$17.39	$23.40	$24.14	$24.20	$27.43
Number of accumulation units outstanding at end of period	47	1,437	3,723	448	536	536	536	536	535	535
WANGER USA										
(Funds were first received in this option during February 2010)										
Value at beginning of period				$11.75	$15.62	$15.07	$18.09	$24.20	$25.36	$25.20
Value at end of period				$15.62	$15.07	$18.09	$24.20	$25.36	$25.20	$28.65
Number of accumulation units outstanding at end of period				4,496	6,417	10,196	15,133	9,488	10,804	11,219
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$12.72	$9.25	$11.00	$12.47	$13.34	$15.01	$19.78	$21.99	$21.94
Value at end of period		$9.25	$11.00	$12.47	$13.34	$15.01	$19.78	$21.99	$21.94	$24.87
Number of accumulation units outstanding at end of period		1,206	1,623	0	0	0	0	0	0	0

Condensed Financial Information (continued)

TABLE 2

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JULY 18, 2008

(Selected data for accumulation units outstanding throughout each period)

	2016	**2015**	**2014**	**2013**	**2012**	**2011**	**2010**	**2009**	**2008**
ALGER RESPONSIBLE INVESTING FUND (CLASS A)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	$11.47	
Value at end of period	$22.99	$22.54	$22.00	$20.99	$15.58	$13.56	$14.31	$13.06	
Number of accumulation units outstanding at end of period	1,702	1,678	2,156	2,091	2,022	1,803	1,724	1,647	
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30	$9.74	$8.05	
Value at end of period	$18.50	$17.19	$17.27	$15.14	$12.33	$11.09	$11.30	$9.74	
Number of accumulation units outstanding at end of period	1,845	1,845	10,475	10,380	11,665	11,176	6,036	3,043	
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$17.31	$17.82	$16.33	$12.59	$11.48	$11.26	$10.04	$9.51	
Value at end of period	$18.93	$17.31	$17.82	$16.33	$12.59	$11.48	$11.26	$10.04	
Number of accumulation units outstanding at end of period	9,211	13,394	14,770	17,314	17,225	18,983	16,394	8,559	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during September 2009)									
Value at beginning of period	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	$10.50	
Value at end of period	$13.11	$12.52	$12.79	$12.46	$13.71	$12.85	$11.37	$10.78	
Number of accumulation units outstanding at end of period	4,532	4,520	5,142	4,999	5,586	23,329	1,164	8,924	
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)									
(Funds were first received in this option during July 2016)									
Value at beginning of period	$10.12								
Value at end of period	$10.01								
Number of accumulation units outstanding at end of period	765								
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2010)									
Value at beginning of period	$19.11	$19.92	$17.96	$12.41	$10.31	$11.63	$9.24		
Value at end of period	$22.08	$19.11	$19.92	$17.96	$12.41	$10.31	$11.63		
Number of accumulation units outstanding at end of period	1,067	1,969	928	1,097	885	814	521		
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$11.50	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61	$5.61
Value at end of period	$10.39	$11.50	$11.96	$12.08	$9.65	$7.70	$8.30	$7.84	$5.61
Number of accumulation units outstanding at end of period	2,688	4,494	4,967	5,129	4,327	196	140	91	48
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$18.26	$20.37	$18.57	$12.85	$11.04	$12.48			
Value at end of period	$22.66	$18.26	$20.37	$18.57	$12.85	$11.04			
Number of accumulation units outstanding at end of period	4,073	4,459	1,814	1,327	285	232			

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)									
(Funds were first received in this option during July 2015)									
Value at beginning of period	$10.14	$10.46							
Value at end of period	$9.53	$10.14							
Number of accumulation units outstanding at end of period	2,816	15,424							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$23.72	$25.47	$23.94	$17.96	$15.87	$15.96	$14.36		
Value at end of period	$29.01	$23.72	$25.47	$23.94	$17.96	$15.87	$15.96		
Number of accumulation units outstanding at end of period	0	258	1,355	967	1,227	1,650	1,187		
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$13.96	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80	$9.15
Value at end of period	$15.06	$13.96	$14.27	$13.02	$11.03	$9.99	$9.55	$8.52	$6.80
Number of accumulation units outstanding at end of period	45,238	49,791	51,178	50,226	52,517	52,865	56,142	55,182	57,872
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$15.55	$14.81	$11.37	$11.03	$10.52				
Value at end of period	$16.42	$15.55	$14.81	$11.37	$11.03				
Number of accumulation units outstanding at end of period	1,616	593	5,612	370	260				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21	$7.92	$7.27	
Value at end of period	$16.50	$14.37	$14.70	$13.15	$10.05	$8.74	$9.21	$7.92	
Number of accumulation units outstanding at end of period	0	0	6,004	5,697	5,310	4,410	2,793	2,644	
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during November 2014)									
Value at beginning of period	$15.95	$16.82	$17.00						
Value at end of period	$18.17	$15.95	$16.82						
Number of accumulation units outstanding at end of period	0	0	411						
EUROPACIFIC GROWTH FUND® (CLASS R–4)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$10.72	$10.81	$11.10	$9.24	$7.75	$8.97	$8.20	$5.89	$8.65
Value at end of period	$10.79	$10.72	$10.81	$11.10	$9.24	$7.75	$8.97	$8.20	$5.89
Number of accumulation units outstanding at end of period	75,305	90,230	97,140	99,340	98,181	104,663	88,902	69,774	72,953
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$15.10	$15.00	$13.40	$10.21	$8.77	$9.00	$7.67	$5.65	$8.35
Value at end of period	$16.31	$15.10	$15.00	$13.40	$10.21	$8.77	$9.00	$7.67	$5.65
Number of accumulation units outstanding at end of period	158,205	183,143	218,518	240,616	241,975	254,058	282,632	323,173	324,267
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$13.01	$13.55	$12.46	$9.73	$8.29	$8.21	$7.13	$5.48	$8.01
Value at end of period	$15.36	$13.01	$13.55	$12.46	$9.73	$8.29	$8.21	$7.13	$5.48
Number of accumulation units outstanding at end of period	17,610	25,885	27,030	33,017	32,755	41,556	51,841	55,982	65,062
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$15.35	$14.33	$12.87	$9.44	$8.23	$8.22	$6.62	$5.16	$8.37
Value at end of period	$15.48	$15.35	$14.33	$12.87	$9.44	$8.23	$8.22	$6.62	$5.16
Number of accumulation units outstanding at end of period	72,043	85,693	95,909	105,228	107,067	117,742	135,781	145,772	159,855

CFI 11

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.45	$5.51	$6.97	$7.89	$6.53	$7.89	$10.29	$9.46	$9.80
Value at end of period	$5.51	$6.97	$7.89	$6.53	$7.89	$10.29	$9.46	$9.80	$9.31
Number of accumulation units outstanding at end of period	20,252	17,684	17,807	18,577	18,804	18,310	18,739	16,475	16,529
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.99	$6.35	$8.21	$10.52	$10.13	$11.99	$16.33	$16.42	$15.21
Value at end of period	$6.35	$8.21	$10.52	$10.13	$11.99	$16.33	$16.42	$15.21	$19.80
Number of accumulation units outstanding at end of period	5,531	14,398	28,417	36,623	34,173	37,992	36,399	33,486	26,083
FUNDAMENTAL INVESTORS℠ (CLASS R-4)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.14	$6.15	$8.20	$9.35	$9.17	$10.73	$14.11	$15.37	$15.88
Value at end of period	$6.15	$8.20	$9.35	$9.17	$10.73	$14.11	$15.37	$15.88	$17.87
Number of accumulation units outstanding at end of period	1,185	4,246	5,265	9,583	12,517	13,680	13,656	4,380	5,371
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)									
(Funds were first received in this option during April 2012)									
Value at beginning of period					$37.21	$36.28	$50.84	$55.13	$57.89
Value at end of period					$36.28	$50.84	$55.13	$57.89	$59.21
Number of accumulation units outstanding at end of period					557	579	606	570	577
INVESCO V.I. CORE EQUITY FUND (SERIES I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.14	$6.87	$8.82	$9.66	$9.66	$11.00	$14.21	$15.37	$14.48
Value at end of period	$6.87	$8.82	$9.66	$9.66	$11.00	$14.21	$15.37	$14.48	$15.97
Number of accumulation units outstanding at end of period	25,941	27,508	26,419	24,961	626	626	524	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)									
(Funds were first received in this option during February 2009)									
Value at beginning of period		$5.88	$9.27	$11.56	$11.35	$13.17	$17.86	$18.76	$18.09
Value at end of period		$9.27	$11.56	$11.35	$13.17	$17.86	$18.76	$18.09	$22.82
Number of accumulation units outstanding at end of period		147	223	1,533	1,633	1,724	1,826	1,923	1,677
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$7.94	$5.73	$7.25	$9.10	$8.73	$10.00	$13.04	$14.54	$13.99
Value at end of period	$5.73	$7.25	$9.10	$8.73	$10.00	$13.04	$14.54	$13.99	$16.28
Number of accumulation units outstanding at end of period	10,613	11,642	12,026	11,650	12,253	12,751	12,976	0	0
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)									
(Funds were first received in this option during February 2015)									
Value at beginning of period								$10.46	$10.36
Value at end of period								$10.36	$10.60
Number of accumulation units outstanding at end of period								2,573	2,598
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.02	$6.12	$7.97	$9.77	$9.47	$10.50	$14.48	$15.97	$15.88
Value at end of period	$6.12	$7.97	$9.77	$9.47	$10.50	$14.48	$15.97	$15.88	$17.45
Number of accumulation units outstanding at end of period	338	0	1,386	2,075	2,399	2,151	2,334	2,504	2,559
NEW PERSPECTIVE FUND® (CLASS R-4)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.79	$6.13	$8.43	$9.50	$8.77	$10.60	$13.43	$13.86	$14.60
Value at end of period	$6.13	$8.43	$9.50	$8.77	$10.60	$13.43	$13.86	$14.60	$14.86
Number of accumulation units outstanding at end of period	7,495	8,157	8,670	11,187	11,547	11,963	12,436	18,474	12,842

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$10.37	$12.07	$12.68	$11.70	$9.68	$11.82	$9.31	$5.12	$8.50
Value at end of period	$11.09	$10.37	$12.07	$12.68	$11.70	$9.68	$11.82	$9.31	$5.12
Number of accumulation units outstanding at end of period	14,315	19,754	32,396	31,914	35,186	35,113	46,006	71,820	43,082
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$17.04	$18.11	$16.17	$11.47	$9.72	$9.94	$8.06	$5.87	$8.51
Value at end of period	$20.11	$17.04	$18.11	$16.17	$11.47	$9.72	$9.94	$8.06	$5.87
Number of accumulation units outstanding at end of period	4,760	8,191	7,279	7,808	7,014	6,524	6,402	6,145	5,307
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.81	$12.88	$11.93	$10.25	$9.21	$9.38	$8.39	$6.91	$9.08
Value at end of period	$13.56	$12.81	$12.88	$11.93	$10.25	$9.21	$9.38	$8.39	$6.91
Number of accumulation units outstanding at end of period	0	0	398	407	235	6,756	6,064	5,167	4,333
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$13.53	$13.91	$13.49	$14.86	$13.66	$12.24	$11.32	$9.56	$10.66
Value at end of period	$14.23	$13.53	$13.91	$13.49	$14.86	$13.66	$12.24	$11.32	$9.56
Number of accumulation units outstanding at end of period	9,981	16,606	15,745	19,433	24,687	33,361	18,202	18,459	12,630
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$5.20	$6.14	$7.02	$7.17	$6.40	$8.35	$7.21	$4.13	$8.22
Value at end of period	$5.53	$5.20	$6.14	$7.02	$7.17	$6.40	$8.35	$7.21	$4.13
Number of accumulation units outstanding at end of period	594	595	730	2,315	2,180	4,150	3,429	16,886	9,162
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$14.79	$15.39	$15.38	$13.73	$11.83	$12.03	$10.19	$6.35	$9.43
Value at end of period	$16.89	$14.79	$15.39	$15.38	$13.73	$11.83	$12.03	$10.19	$6.35
Number of accumulation units outstanding at end of period	6,703	7,734	6,680	6,659	6,830	6,614	6,589	14,622	6,072
SMALL CAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	$7.34	
Value at end of period	$15.76	$14.90	$14.52	$14.26	$11.02	$9.03	$10.54	$8.44	
Number of accumulation units outstanding at end of period	4,078	2,372	4,039	1,690	1,805	76	76	85	
TCW TOTAL RETURN BOND FUND (CLASS N)									
(Funds were first received in this option during December 2015)									
Value at beginning of period	$10.00	$10.03							
Value at end of period	$10.12	$10.00							
Number of accumulation units outstanding at end of period	5,299	1,868							
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$15.98	$16.69	$16.44	$16.08	$13.88	$14.22	$12.62	$10.62	$10.24
Value at end of period	$16.98	$15.98	$16.69	$16.44	$16.08	$13.88	$14.22	$12.62	$10.62
Number of accumulation units outstanding at end of period	14,341	19,290	27,645	29,871	31,633	30,169	31,462	24,558	29,682
THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$12.63	$12.60	$11.94	$12.18	$11.50	$10.80	$10.07	$8.77	$8.70
Value at end of period	$12.98	$12.63	$12.60	$11.94	$12.18	$11.50	$10.80	$10.07	$8.77
Number of accumulation units outstanding at end of period	1,939	4,195	1,966	578	527	669	917	4,467	5

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.73	$5.92	$7.97	$8.95	$8.51	$10.26	$13.73	$15.00	$15.81
Value at end of period	$5.92	$7.97	$8.95	$8.51	$10.26	$13.73	$15.00	$15.81	$17.14
Number of accumulation units outstanding at end of period	48,285	60,196	60,605	53,689	49,206	49,895	39,543	34,492	26,134
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)									
(Funds were first received in this option during August 2011)									
Value at beginning of period				$10.71	$8.80	$7.74	$3.76	$3.44	$2.53
Value at end of period				$8.80	$7.74	$3.76	$3.44	$2.53	$3.70
Number of accumulation units outstanding at end of period				63	1,471	1,752	1,692	337	16,641
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.99	$7.16	$8.53	$9.74	$9.61	$10.92	$12.74	$13.53	$13.28
Value at end of period	$7.16	$8.53	$9.74	$9.61	$10.92	$12.74	$13.53	$13.28	$14.32
Number of accumulation units outstanding at end of period	207,841	149,676	121,867	119,673	120,624	138,634	138,290	135,487	103,075
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$10.20	$8.53	$10.37	$12.01	$12.45	$13.44	$12.90	$12.96	$12.40
Value at end of period	$8.53	$10.37	$12.01	$12.45	$13.44	$12.90	$12.96	$12.40	$13.18
Number of accumulation units outstanding at end of period	40,880	46,923	48,040	45,989	49,319	38,989	35,445	26,608	21,928
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period								$10.04	$9.45
Value at end of period								$9.45	$10.02
Number of accumulation units outstanding at end of period								16,162	15,330
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$10.27	$10.36	$10.39	$10.42	$10.42	$10.42	$10.42	$10.43	$10.43
Value at end of period	$10.36	$10.39	$10.42	$10.42	$10.42	$10.42	$10.43	$10.43	$10.45
Number of accumulation units outstanding at end of period	97,099	75,330	74,008	68,239	45,828	50,446	53,242	38,594	34,419
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.55	$6.12	$7.96	$9.09	$9.07	$10.50	$13.71	$15.18	$14.97
Value at end of period	$6.12	$7.96	$9.09	$9.07	$10.50	$13.71	$15.18	$14.97	$16.43
Number of accumulation units outstanding at end of period	479,365	447,140	425,772	385,420	374,044	431,133	379,460	348,920	323,310
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.51	$7.69	$11.49	$13.13	$13.71	$15.64	$16.51	$16.71	$16.37
Value at end of period	$7.69	$11.49	$13.13	$13.71	$15.64	$16.51	$16.71	$16.37	$18.76
Number of accumulation units outstanding at end of period	5,710	3,694	3,888	5,355	7,906	7,053	6,990	5,498	2,614
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.38	$6.20	$7.63	$8.70	$8.69	$9.95	$13.22	$15.06	$15.18
Value at end of period	$6.20	$7.63	$8.70	$8.69	$9.95	$13.22	$15.06	$15.18	$16.74
Number of accumulation units outstanding at end of period	209,655	188,882	156,506	141,118	153,342	152,944	145,794	128,453	112,655
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.88	$6.04	$7.96	$9.70	$9.59	$11.29	$15.19	$16.64	$16.34
Value at end of period	$6.04	$7.96	$9.70	$9.59	$11.29	$15.19	$16.64	$16.34	$19.31
Number of accumulation units outstanding at end of period	120,898	120,490	108,330	100,862	90,639	88,567	71,260	65,618	53,772

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.43	$6.21	$7.75	$9.52	$9.45	$10.62	$15.15	$15.97	$15.46
Value at end of period	$6.21	$7.75	$9.52	$9.45	$10.62	$15.15	$15.97	$15.46	$19.69
Number of accumulation units outstanding at end of period	84,620	73,885	65,493	60,077	54,463	52,445	52,904	43,992	38,559
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.83	$9.25	$10.32	$11.33	$12.19	$13.33	$13.32	$14.20	$14.29
Value at end of period	$9.25	$10.32	$11.33	$12.19	$13.33	$13.32	$14.20	$14.29	$14.91
Number of accumulation units outstanding at end of period	143,974	123,769	109,267	105,331	98,333	91,054	94,548	173,998	142,729
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2009)									
Value at beginning of period		$6.99	$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71
Value at end of period		$7.63	$8.23	$7.22	$8.58	$10.42	$9.80	$9.71	$9.79
Number of accumulation units outstanding at end of period		2,015	2,761	2,713	2,880	10,254	10,940	10,617	9,253
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period				$10.34	$10.44	$12.33	$16.15	$18.35	$19.52
Value at end of period				$10.44	$12.33	$16.15	$18.35	$19.52	$20.30
Number of accumulation units outstanding at end of period				82,588	90,959	87,123	118,698	109,685	94,864
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.79	$6.74	$7.59	$9.06	$9.38	$10.76	$14.08	$15.50	$14.81
Value at end of period	$6.74	$7.59	$9.06	$9.38	$10.76	$14.08	$15.50	$14.81	$16.87
Number of accumulation units outstanding at end of period	12,213	9,581	11,929	18,949	19,245	19,369	27,737	20,206	14,825
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.34	$6.37	$9.02	$11.75	$11.69	$13.35	$17.62	$19.18	$19.28
Value at end of period	$6.37	$9.02	$11.75	$11.69	$13.35	$17.62	$19.18	$19.28	$20.68
Number of accumulation units outstanding at end of period	13,942	12,540	26,750	22,859	25,486	30,387	31,184	30,097	29,087
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.71	$6.39	$7.95	$9.23	$8.83	$9.76	$12.76	$14.71	$14.66
Value at end of period	$6.39	$7.95	$9.23	$8.83	$9.76	$12.76	$14.71	$14.66	$15.95
Number of accumulation units outstanding at end of period	4,181	4,361	4,408	4,582	8,228	6,467	2,287	112	112
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period		$10.72	$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32
Value at end of period		$12.64	$14.26	$14.86	$17.01	$22.45	$25.39	$27.32	$29.12
Number of accumulation units outstanding at end of period		1,648	6,343	1,546	9,207	9,731	15,693	26,651	20,270
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$8.42	$6.68	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73
Value at end of period	$6.68	$8.26	$9.27	$9.51	$10.99	$14.51	$16.39	$16.73	$18.56
Number of accumulation units outstanding at end of period	3,911	3,960	5,311	2,557	4,944	2,559	1,640	11,045	10,601
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2009)									
Value at beginning of period		$10.08	$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93
Value at end of period		$11.92	$13.25	$13.33	$15.45	$20.31	$22.79	$21.93	$25.29
Number of accumulation units outstanding at end of period		490	751	5,579	4,993	4,718	12,743	15,614	15,611

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$27.32	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	$11.44	
Value at end of period	$29.18	$27.32	$27.53	$24.78	$18.37	$15.91	$16.26	$12.92	
Number of accumulation units outstanding at end of period	1,754	2,293	1,754	1,755	1,748	1,734	1,815	1,989	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2011)									
Value at beginning of period	$17.66	$18.17	$16.12	$12.02	$10.27	$9.30			
Value at end of period	$20.03	$17.66	$18.17	$16.12	$12.02	$10.27			
Number of accumulation units outstanding at end of period	13,214	11,086	9,822	2,765	682	362			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$17.37	$18.20	$17.34	$12.50	$10.77	$11.21	$10.08		
Value at end of period	$21.04	$17.37	$18.20	$17.34	$12.50	$10.77	$11.21		
Number of accumulation units outstanding at end of period	10,280	11,236	1,331	1,304	837	838	838		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$18.60	$18.77	$17.77	$12.78	$11.10	$11.00	$8.31	$6.34	$9.09
Value at end of period	$21.09	$18.60	$18.77	$17.77	$12.78	$11.10	$11.00	$8.31	$6.34
Number of accumulation units outstanding at end of period	476	4,532	476	288	288	0	11,109	0	282
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$17.06	$17.19	$16.14	$11.71	$10.23	$10.49	$8.43	$6.61	$9.02
Value at end of period	$21.23	$17.06	$17.19	$16.14	$11.71	$10.23	$10.49	$8.43	$6.61
Number of accumulation units outstanding at end of period	21,635	22,737	29,534	31,624	32,853	39,333	46,093	49,521	45,373
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.46	$12.47	$11.81	$10.15	$8.95	$9.23	$8.12	$6.45	$8.71
Value at end of period	$13.19	$12.46	$12.47	$11.81	$10.15	$8.95	$9.23	$8.12	$6.45
Number of accumulation units outstanding at end of period	3,599	4,392	7,498	6,934	30,128	38,964	36,058	35,287	5,926
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.52	$12.58	$11.91	$9.89	$8.60	$9.01	$7.87	$6.13	$8.53
Value at end of period	$13.30	$12.52	$12.58	$11.91	$9.89	$8.60	$9.01	$7.87	$6.13
Number of accumulation units outstanding at end of period	2,175	2,154	2,332	27,484	27,049	24,808	26,581	23,235	24,052
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$12.41	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84	$8.43
Value at end of period	$13.20	$12.41	$12.53	$11.81	$9.56	$8.28	$8.73	$7.58	$5.84
Number of accumulation units outstanding at end of period	14,976	14,535	15,438	14,064	10,218	8,279	6,491	4,877	5,051
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$13.29	$13.27	$12.55	$12.08					
Value at end of period	$13.88	$13.29	$13.27	$12.55					
Number of accumulation units outstanding at end of period	3,681	8,572	0	1,366					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$13.65	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64	$9.22
Value at end of period	$14.42	$13.65	$13.67	$12.82	$11.44	$10.19	$10.01	$9.01	$7.64
Number of accumulation units outstanding at end of period	2,795	2,809	2,786	2,701	2,496	2,340	2,189	2,025	2,700

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.63	$6.32	$7.91	$8.95	$8.68	$9.99	$12.22	$13.03	$12.87
Value at end of period	$6.32	$7.91	$8.95	$8.68	$9.99	$12.22	$13.03	$12.87	$13.76
Number of accumulation units outstanding at end of period	25,964	21,181	18,817	17,840	14,805	14,852	12,311	12,412	12,447
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.87	$6.91	$8.41	$9.43	$9.37	$10.65	$12.41	$13.24	$13.17
Value at end of period	$6.91	$8.41	$9.43	$9.37	$10.65	$12.41	$13.24	$13.17	$14.04
Number of accumulation units outstanding at end of period	26,032	13,436	13,919	14,467	15,095	18,875	18,565	18,875	12,464
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$9.86	$10.27	$10.87	$11.54	$12.37	$12.85	$12.52	$13.24	$13.27
Value at end of period	$10.27	$10.87	$11.54	$12.37	$12.85	$12.52	$13.24	$13.27	$13.58
Number of accumulation units outstanding at end of period	168	168	539	1,113	1,499	1,616	6,655	8,303	6,500
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.80	$7.02	$9.52	$11.62	$11.25	$13.09	$17.20	$19.34	$19.01
Value at end of period	$7.02	$9.52	$11.62	$11.25	$13.09	$17.20	$19.34	$19.01	$23.58
Number of accumulation units outstanding at end of period	11,028	3,911	5,600	3,295	3,523	3,587	3,196	2,255	3,029
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.16	$5.68	$7.68	$9.71	$9.93	$11.88	$16.50	$17.21	$16.35
Value at end of period	$5.68	$7.68	$9.71	$9.93	$11.88	$16.50	$17.21	$16.35	$17.22
Number of accumulation units outstanding at end of period	6,052	4,529	4,609	3,155	3,259	3,377	3,440	3,068	3,020
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$9.75	$6.73	$9.00	$10.47	$9.93	$12.52	$13.02	$14.85	$14.64
Value at end of period	$6.73	$9.00	$10.47	$9.93	$12.52	$13.02	$14.85	$14.64	$14.77
Number of accumulation units outstanding at end of period	2,086	2,537	3,368	3,374	7,307	4,997	5,311	8,175	6,912
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.36	$5.35	$7.27	$9.30	$10.18	$11.76	$12.01	$15.59	$16.05
Value at end of period	$5.35	$7.27	$9.30	$10.18	$11.76	$12.01	$15.59	$16.05	$16.73
Number of accumulation units outstanding at end of period	12,492	1,374	12,919	15,603	6,519	6,560	13,078	8,559	6,419
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.50	$5.96	$7.84	$8.78	$8.37	$9.40	$12.66	$14.29	$14.71
Value at end of period	$5.96	$7.84	$8.78	$8.37	$9.40	$12.66	$14.29	$14.71	$15.95
Number of accumulation units outstanding at end of period	5,436	3,941	3,935	3,779	3,774	3,970	1,831	1,903	726
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2010)									
Value at beginning of period			$8.92	$9.81	$9.55	$10.90	$15.26	$15.92	$15.45
Value at end of period			$9.81	$9.55	$10.90	$15.26	$15.92	$15.45	$19.12
Number of accumulation units outstanding at end of period			830	829	830	830	830	830	0
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.91	$5.94	$8.26	$10.61	$9.45	$10.83	$14.73	$15.62	$15.36
Value at end of period	$5.94	$8.26	$10.61	$9.45	$10.83	$14.73	$15.62	$15.36	$17.17
Number of accumulation units outstanding at end of period	252	252	8,190	252	252	252	252	252	252

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$14.41	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05	$8.12
Value at end of period	$16.98	$14.41	$15.33	$14.05	$10.40	$8.77	$8.96	$7.78	$6.05
Number of accumulation units outstanding at end of period	23,246	28,516	44,281	49,428	41,401	42,419	45,383	50,780	62,696
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$15.39	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51	$8.95
Value at end of period	$17.74	$15.39	$15.71	$14.42	$11.54	$10.23	$10.34	$9.21	$7.51
Number of accumulation units outstanding at end of period	41,939	45,864	59,988	67,772	66,464	81,359	90,750	97,347	105,356
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$14.75	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59	$8.50
Value at end of period	$17.68	$14.75	$15.19	$13.80	$10.30	$8.99	$9.19	$8.17	$6.59
Number of accumulation units outstanding at end of period	8,163	9,068	5,192	4,885	4,508	3,880	8,554	8,058	6,919
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$7.90	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91	$8.36
Value at end of period	$8.92	$7.90	$9.38	$9.29	$9.86	$8.28	$10.13	$8.42	$4.91
Number of accumulation units outstanding at end of period	728	779	817	935	866	2,060	3,561	14,026	13,398
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$18.09	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53	$8.72
Value at end of period	$20.75	$18.09	$18.66	$16.23	$12.34	$10.28	$10.09	$8.21	$6.53
Number of accumulation units outstanding at end of period	2,108	3,177	6,752	5,916	2,618	1,291	2,223	4,474	4,123
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$18.00	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57	$8.83
Value at end of period	$21.89	$18.00	$18.69	$17.25	$12.41	$10.46	$10.60	$8.37	$6.57
Number of accumulation units outstanding at end of period	1,163	1,163	1,163	1,163	1,588	1,662	1,663	1,669	1,175
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$14.12	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76	$8.26
Value at end of period	$14.15	$14.12	$13.56	$13.26	$10.43	$8.57	$9.33	$8.04	$5.76
Number of accumulation units outstanding at end of period	153,903	177,749	199,040	222,892	230,183	251,434	297,679	328,746	358,220
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$17.16	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96	$9.54
Value at end of period	$19.61	$17.16	$17.99	$17.93	$15.96	$13.74	$13.84	$11.62	$6.96
Number of accumulation units outstanding at end of period	5,850	6,618	6,433	6,244	6,160	12,344	8,249	6,907	26
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$18.43	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14	$9.41
Value at end of period	$19.92	$18.43	$17.52	$15.62	$12.78	$11.16	$10.85	$9.52	$7.14
Number of accumulation units outstanding at end of period	50,922	64,908	64,420	69,825	65,786	68,165	65,198	37,188	17,769
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$18.01	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55	$8.93
Value at end of period	$19.35	$18.01	$17.66	$15.79	$11.68	$10.06	$10.44	$8.13	$5.55
Number of accumulation units outstanding at end of period	71,344	85,651	105,463	128,535	134,939	156,105	164,714	185,936	192,210

Condensed Financial Information (continued)

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.33	$6.25	$7.81	$8.98	$8.90	$10.43	$13.53	$14.54	$13.54
Value at end of period	$6.25	$7.81	$8.98	$8.90	$10.43	$13.53	$14.54	$13.54	$16.08
Number of accumulation units outstanding at end of period	16,189	25,413	17,804	17,708	18,517	23,842	17,098	17,619	6,962

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.52	$5.65	$8.08	$9.44	$9.34	$11.10	$15.46	$16.80	$18.62
Value at end of period	$5.65	$8.08	$9.44	$9.34	$11.10	$15.46	$16.80	$18.62	$18.90
Number of accumulation units outstanding at end of period	75,353	78,945	76,054	67,183	68,451	70,040	57,957	66,274	45,344

VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.25	$4.95	$6.81	$7.75	$6.79	$8.06	$9.22	$9.12	$9.03
Value at end of period	$4.95	$6.81	$7.75	$6.79	$8.06	$9.22	$9.12	$9.03	$9.20
Number of accumulation units outstanding at end of period	5,294	545	475	341	384	117	835	854	862

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.17	$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73	$10.37
Value at end of period	$6.34	$8.38	$9.13	$8.03	$9.55	$11.48	$10.73	$10.37	$10.56
Number of accumulation units outstanding at end of period	75,532	74,448	67,137	64,735	68,620	64,695	55,097	53,833	49,778

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.41	$5.92	$7.83	$8.44	$7.96	$9.69	$12.66	$12.31	$11.38
Value at end of period	$5.92	$7.83	$8.44	$7.96	$9.69	$12.66	$12.31	$11.38	$12.62
Number of accumulation units outstanding at end of period	828	1,674	1,700	1,889	3,125	3,303	3,704	1,283	544

WANGER INTERNATIONAL

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.01	$5.12	$7.67	$9.59	$8.18	$9.95	$12.17	$11.64	$11.65
Value at end of period	$5.12	$7.67	$9.59	$8.18	$9.95	$12.17	$11.64	$11.65	$11.49
Number of accumulation units outstanding at end of period	5,143	2,200	1,968	1,970	673	673	673	673	0

WANGER SELECT

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.37	$4.82	$8.01	$10.13	$8.34	$9.88	$13.30	$13.72	$13.75
Value at end of period	$4.82	$8.01	$10.13	$8.34	$9.88	$13.30	$13.72	$13.75	$15.59
Number of accumulation units outstanding at end of period	20,090	8,455	9,156	10,617	10,765	10,336	7,723	4,071	4,070

WANGER USA

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.69	$5.84	$8.31	$10.25	$9.89	$11.87	$15.88	$16.64	$16.54
Value at end of period	$5.84	$8.31	$10.25	$9.89	$11.87	$15.88	$16.64	$16.54	$18.80
Number of accumulation units outstanding at end of period	8,654	9,424	8,731	9,263	8,662	7,821	5,491	5,469	4,492

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.42	$6.45	$7.67	$8.70	$9.30	$10.46	$13.80	$15.34	$15.30
Value at end of period	$6.45	$7.67	$8.70	$9.30	$10.46	$13.80	$15.34	$15.30	$17.34
Number of accumulation units outstanding at end of period	22,900	23,763	22,812	20,939	20,518	20,360	21,486	25,622	32,379

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
(Funds were first received in this option during July 2008)									
Value at beginning of period	$8.62	$6.42	$8.34	$10.22	$10.00	$11.35	$15.67	$16.82	$16.05
Value at end of period	$6.42	$8.34	$10.22	$10.00	$11.35	$15.67	$16.82	$16.05	$20.69
Number of accumulation units outstanding at end of period	1,509	1,708	363	490	490	490	492	439	1,094

Condensed Financial Information (continued)

TABLE 3

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during August 2015)									
Value at beginning of period	$17.07	$17.47							
Value at end of period	$18.35	$17.07							
Number of accumulation units outstanding at end of period	2,735	1,011							
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during August 2015)									
Value at beginning of period	$17.18	$17.45							
Value at end of period	$18.77	$17.18							
Number of accumulation units outstanding at end of period	3,500	1,007							
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$12.44	$12.72	$12.69						
Value at end of period	$13.01	$12.44	$12.72						
Number of accumulation units outstanding at end of period	24,868	17,382	12,063						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$11.90	$12.39	$12.53	$10.02	$9.53				
Value at end of period	$10.74	$11.90	$12.39	$12.53	$10.02				
Number of accumulation units outstanding at end of period	52,710	45,651	32,058	2,213	1,292				
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$20.18	$20.65	$18.86	$16.00	$16.06				
Value at end of period	$21.74	$20.18	$20.65	$18.86	$16.00				
Number of accumulation units outstanding at end of period	2,819	2,785	2,060	2,096	3,186				
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$14.26	$14.60	$13.08	$10.01	$9.90				
Value at end of period	$16.35	$14.26	$14.60	$13.08	$10.01				
Number of accumulation units outstanding at end of period	38,944	47,551	48,739	49,788	61,332				
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$15.83	$16.71	$15.56						
Value at end of period	$18.02	$15.83	$16.71						
Number of accumulation units outstanding at end of period	103,255	82,239	58,203						
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$21.63	$21.83	$22.45	$18.70	$15.70	$18.19	$16.65	$11.98	$17.83
Value at end of period	$21.76	$21.63	$21.83	$22.45	$18.70	$15.70	$18.19	$16.65	$11.98
Number of accumulation units outstanding at end of period	349,525	333,239	296,524	231,221	225,319	85	79	73	66

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$36.51	$36.30	$32.46	$24.75	$21.28	$21.86	$18.66	$13.77	$21.28
Value at end of period	$39.39	$36.51	$36.30	$32.46	$24.75	$21.28	$21.86	$18.66	$13.77
Number of accumulation units outstanding at end of period	519,078	537,161	550,778	493,378	486,225	213	209	203	183
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$22.87	$23.84	$21.95	$17.14	$14.63	$14.50	$12.61	$9.69	$15.42
Value at end of period	$26.96	$22.87	$23.84	$21.95	$17.14	$14.63	$14.50	$12.61	$9.69
Number of accumulation units outstanding at end of period	96,917	99,334	104,146	108,184	113,405	260	248	234	322
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$26.19	$24.46	$22.00	$16.15	$14.10	$14.08	$11.35	$8.86	$14.72
Value at end of period	$26.37	$26.19	$24.46	$22.00	$16.15	$14.10	$14.08	$11.35	$8.86
Number of accumulation units outstanding at end of period	127,667	129,178	132,088	132,639	141,171	91	91	90	194
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$18.12	$17.50	$19.06	$14.63	$13.88				
Value at end of period	$17.18	$18.12	$17.50	$19.06	$14.63				
Number of accumulation units outstanding at end of period	9,188	9,696	6,496	6,441	6,858				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$30.15	$32.59	$32.44	$23.83	$20.15	$20.96	$16.36	$12.68	$17.39
Value at end of period	$39.22	$30.15	$32.59	$32.44	$23.83	$20.15	$20.96	$16.36	$12.68
Number of accumulation units outstanding at end of period	79,613	84,598	90,844	94,934	97,307	238	222	206	194
FUNDAMENTAL INVESTORS℠ (CLASS R-4)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$15.76	$15.27	$14.03	$10.69	$10.49				
Value at end of period	$17.71	$15.76	$15.27	$14.03	$10.69				
Number of accumulation units outstanding at end of period	162,853	115,784	95,126	60,186	48,899				
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$57.67	$54.98	$50.75	$36.25	$36.63				
Value at end of period	$58.92	$57.67	$54.98	$50.75	$36.25				
Number of accumulation units outstanding at end of period	2,658	2,465	2,385	2,288	2,218				
INVESCO V.I. CORE EQUITY FUND (SERIES I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$17.15	$18.22	$16.87	$13.06	$11.48	$11.50	$10.51	$8.20	$10.84
Value at end of period	$18.90	$17.15	$18.22	$16.87	$13.06	$11.48	$11.50	$10.51	$8.20
Number of accumulation units outstanding at end of period	9,883	9,876	13,639	9,270	8,935	0	0	0	9
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)									
(Funds were first received in this option during July 2015)									
Value at beginning of period	$10.56	$11.51							
Value at end of period	$10.73	$10.56							
Number of accumulation units outstanding at end of period	3,342	2,653							
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$23.38	$24.33	$21.84	$16.77	$14.66	$15.29	$12.20	$9.64	$14.38
Value at end of period	$27.19	$23.38	$24.33	$21.84	$16.77	$14.66	$15.29	$12.20	$9.64
Number of accumulation units outstanding at end of period	104,333	120,052	122,321	118,887	114,648	82	70	57	67

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
NEW PERSPECTIVE FUND® (CLASS R-4)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$18.18	$18.79	$23.80	$24.53	$25.81
Value at end of period					$18.79	$23.80	$24.53	$25.81	$26.25
Number of accumulation units outstanding at end of period					146,955	161,118	163,373	165,580	170,436
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$62.28	$37.10	$67.35	$85.44	$69.91	$84.40	$91.36	$86.88	$74.59
Value at end of period	$37.10	$67.35	$85.44	$69.91	$84.40	$91.36	$86.88	$74.59	$79.65
Number of accumulation units outstanding at end of period	8	14	18	22	38,164	40,368	42,781	43,034	43,784
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$15.62	$16.19	$22.81	$25.50	$23.97
Value at end of period					$16.19	$22.81	$25.50	$23.97	$28.27
Number of accumulation units outstanding at end of period					2,704	11,171	12,267	7,789	8,787
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$14.29	$14.46	$16.81	$18.14	$18.02
Value at end of period					$14.46	$16.81	$18.14	$18.02	$19.05
Number of accumulation units outstanding at end of period					6,368	2,656	3,023	3,821	3,950
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$17.60	$17.71	$16.07	$16.55	$16.08
Value at end of period					$17.71	$16.07	$16.55	$16.08	$16.90
Number of accumulation units outstanding at end of period					136,537	147,031	145,022	140,773	150,247
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$8.76	$9.26	$9.07	$7.92	$6.70
Value at end of period					$9.26	$9.07	$7.92	$6.70	$7.12
Number of accumulation units outstanding at end of period					11,131	12,961	12,437	17,124	12,822
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$16.95	$17.39	$19.47	$19.47	$18.68
Value at end of period					$17.39	$19.47	$19.47	$18.68	$21.32
Number of accumulation units outstanding at end of period					42,419	54,662	71,399	69,423	69,777
SMALLCAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$10.70	$10.97	$14.18	$14.42	$14.79
Value at end of period					$10.97	$14.18	$14.42	$14.79	$15.63
Number of accumulation units outstanding at end of period					8,509	13,635	10,388	11,586	9,747
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$22.11	$23.00	$27.31	$30.75	$29.99	$34.69	$35.43	$35.95	$34.38
Value at end of period	$23.00	$27.31	$30.75	$29.99	$34.69	$35.43	$35.95	$34.38	$36.49
Number of accumulation units outstanding at end of period	4	5	6	7	26,712	24,599	27,196	26,733	20,330
THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$12.08	$12.12	$11.87	$12.52	$12.53
Value at end of period					$12.12	$11.87	$12.52	$12.53	$12.87
Number of accumulation units outstanding at end of period					10,824	16,710	3,785	9,184	6,794

	2016	2015	2014	2013	2012	2011	2010	2009	2008
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$24.62	$23.40	$21.44	$16.03	$13.31	$14.01	$12.49	$9.29	$13.92
Value at end of period	$26.67	$24.62	$23.40	$21.44	$16.03	$13.31	$14.01	$12.49	$9.29
Number of accumulation units outstanding at end of period	232,357	254,642	264,753	265,515	259,161	504	464	421	390
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$21.44	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63	$15.38
Value at end of period	$23.09	$21.44	$21.86	$20.60	$17.67	$15.57	$15.79	$13.85	$11.63
Number of accumulation units outstanding at end of period	68,010	74,433	76,359	84,772	83,651	66	66	66	66
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$14.67	$15.17	$15.12	$15.77	$15.80				
Value at end of period	$15.58	$14.67	$15.17	$15.12	$15.77				
Number of accumulation units outstanding at end of period	78,006	70,637	69,694	73,989	76,424				
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$9.44	$10.04							
Value at end of period	$10.00	$9.44							
Number of accumulation units outstanding at end of period	92,110	107,678							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$14.35	$14.36	$14.37	$14.38	$14.39				
Value at end of period	$14.36	$14.35	$14.36	$14.37	$14.38				
Number of accumulation units outstanding at end of period	125,916	101,306	103,456	111,436	99,589				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$17.71	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29	$10.44
Value at end of period	$19.42	$17.71	$17.98	$16.26	$12.45	$10.77	$10.81	$9.48	$7.29
Number of accumulation units outstanding at end of period	153,119	159,709	160,772	166,922	152,682	188	187	186	303
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$23.14	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51	$13.57
Value at end of period	$25.49	$23.14	$22.97	$20.19	$15.21	$13.30	$13.33	$11.71	$9.51
Number of accumulation units outstanding at end of period	53,908	72,699	68,027	37,725	33,638	294	294	294	275
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$44.50	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57	$23.89
Value at end of period	$52.52	$44.50	$45.35	$41.44	$30.83	$26.22	$26.55	$21.80	$16.57
Number of accumulation units outstanding at end of period	153,766	150,142	154,521	155,922	148,870	35	35	35	24
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$31.03	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54	$17.18
Value at end of period	$39.47	$31.03	$32.09	$30.47	$21.37	$19.04	$19.20	$15.64	$12.54
Number of accumulation units outstanding at end of period	82,340	78,581	79,692	83,188	79,653	100	91	80	64
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$23.84	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54	$17.52
Value at end of period	$24.85	$23.84	$23.73	$22.26	$22.31	$20.42	$19.01	$17.32	$15.54
Number of accumulation units outstanding at end of period	484,864	428,891	154,384	145,532	135,956	11	10	8	6

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$9.64	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	$6.98	
Value at end of period	$9.71	$9.64	$9.73	$10.36	$8.54	$7.20	$8.20	$7.62	
Number of accumulation units outstanding at end of period	73,314	73,255	54,039	9,202	15,357	51	38	25	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$19.42	$18.28	$16.10	$12.31	$10.43	$10.33			
Value at end of period	$20.17	$19.42	$18.28	$16.10	$12.31	$10.43			
Number of accumulation units outstanding at end of period	42,267	37,148	31,019	16,560	14,213	53			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$14.15	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49	$8.57
Value at end of period	$16.10	$14.15	$14.83	$13.48	$10.31	$9.00	$8.70	$7.30	$6.49
Number of accumulation units outstanding at end of period	524,899	577,615	607,099	646,937	625,390	160	155	148	141
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$29.86	$29.73	$27.34	$20.74	$20.69				
Value at end of period	$32.00	$29.86	$29.73	$27.34	$20.74				
Number of accumulation units outstanding at end of period	82,639	71,979	56,196	33,476	30,375				
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$17.06	$17.14	$14.88	$11.40	$11.43				
Value at end of period	$18.55	$17.06	$17.14	$14.88	$11.40				
Number of accumulation units outstanding at end of period	2,852	6,996	3,260	2,799	2,661				
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$27.14	$25.25	$22.35	$16.95	$17.44				
Value at end of period	$28.90	$27.14	$25.25	$22.35	$16.95				
Number of accumulation units outstanding at end of period	15,473	9,999	10,925	10,789	17,219				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$16.60	$16.28	$14.47						
Value at end of period	$18.40	$16.60	$16.28						
Number of accumulation units outstanding at end of period	119,713	93,090	66,048						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$17.53	$18.05	$16.63						
Value at end of period	$19.86	$17.53	$18.05						
Number of accumulation units outstanding at end of period	44,309	35,923	31,417						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$17.24	$18.08	$17.55						
Value at end of period	$20.86	$17.24	$18.08						
Number of accumulation units outstanding at end of period	48,278	37,827	32,880						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$19.83	$20.03	$18.99	$13.67	$13.60				
Value at end of period	$22.47	$19.83	$20.03	$18.99	$13.67				
Number of accumulation units outstanding at end of period	93,257	89,463	74,586	64,961	64,892				

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$38.45	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01	$19.99
Value at end of period	$47.82	$38.45	$38.80	$36.45	$26.49	$23.15	$23.77	$19.13	$15.01
Number of accumulation units outstanding at end of period	118,344	113,827	111,377	106,106	102,714	0	0	0	7
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$16.37	$16.40	$15.55	$13.38	$13.22				
Value at end of period	$17.32	$16.37	$16.40	$15.55	$13.38				
Number of accumulation units outstanding at end of period	254,668	233,332	213,934	207,545	183,303				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$17.08	$17.18	$16.27	$13.53	$13.32				
Value at end of period	$18.12	$17.08	$17.18	$16.27	$13.53				
Number of accumulation units outstanding at end of period	352,012	353,750	319,965	278,405	245,400				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$17.49	$17.68	$16.68	$13.52	$13.32				
Value at end of period	$18.59	$17.49	$17.68	$16.68	$13.52				
Number of accumulation units outstanding at end of period	638,732	573,680	509,461	447,287	368,560				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$16.47	$16.63	$15.67	$12.70	$12.49				
Value at end of period	$17.52	$16.47	$16.63	$15.67	$12.70				
Number of accumulation units outstanding at end of period	163,785	134,647	101,667	71,671	42,347				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$15.51	$15.51	$14.68	$13.74	$13.68				
Value at end of period	$16.19	$15.51	$15.51	$14.68	$13.74				
Number of accumulation units outstanding at end of period	133,957	145,718	87,637	84,606	93,046				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$20.74	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70	$14.97
Value at end of period	$21.90	$20.74	$20.80	$19.53	$17.44	$15.54	$15.28	$13.77	$11.70
Number of accumulation units outstanding at end of period	4,688	4,507	5,129	11,052	11,112	9	9	9	9
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$18.62	$18.86	$17.72	$14.49	$14.26				
Value at end of period	$19.89	$18.62	$18.86	$17.72	$14.49				
Number of accumulation units outstanding at end of period	5,128	4,936	2,062	2,265	2,772				
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$19.27	$19.40	$18.20	$15.63	$15.40				
Value at end of period	$20.53	$19.27	$19.40	$18.20	$15.63				
Number of accumulation units outstanding at end of period	15,107	14,605	15,164	12,898	12,297				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$31.79	$32.38	$28.82	$21.96	$18.89	$19.53	$16.02	$11.82	$14.85
Value at end of period	$39.39	$31.79	$32.38	$28.82	$21.96	$18.89	$19.53	$16.02	$11.82
Number of accumulation units outstanding at end of period	22,333	14,436	16,279	16,637	6,031	0	0	0	16

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$32.76	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46	$17.51
Value at end of period	$34.47	$32.76	$34.53	$33.13	$23.88	$19.98	$19.56	$15.48	$11.46
Number of accumulation units outstanding at end of period	23,779	29,026	30,225	31,239	30,046	211	203	194	199
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$14.53	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$6.73	$9.75
Value at end of period	$14.64	$14.53	$14.75	$12.95	$12.47	$9.90	$10.45	$8.99	$6.73
Number of accumulation units outstanding at end of period	157,367	156,462	135,376	129,226	117,501	90	70	49	21
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$18.65	$18.14	$15.27						
Value at end of period	$19.42	$18.65	$18.14						
Number of accumulation units outstanding at end of period	11,211	9,243	7,133						
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$33.58	$32.64	$28.97	$21.52	$21.41				
Value at end of period	$36.37	$33.58	$32.64	$28.97	$21.52				
Number of accumulation units outstanding at end of period	1,852	1,543	1,860	1,737	2,993				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$23.79	$24.22	$22.86	$16.83	$14.69	$16.52	$12.88	$9.26	$13.61
Value at end of period	$26.57	$23.79	$24.22	$22.86	$16.83	$14.69	$16.52	$12.88	$9.26
Number of accumulation units outstanding at end of period	13,472	16,215	15,735	14,881	11,600	32	32	32	26
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$22.17	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38	$13.85
Value at end of period	$26.09	$22.17	$23.60	$21.65	$16.05	$13.54	$13.85	$12.04	$9.38
Number of accumulation units outstanding at end of period	9,025	10,691	9,683	13,523	4,967	148	132	114	104
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$19.59	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62	$12.03
Value at end of period	$22.56	$19.59	$20.02	$18.40	$14.74	$13.08	$13.23	$11.80	$9.62
Number of accumulation units outstanding at end of period	124,381	133,811	138,769	144,017	140,209	607	607	607	607
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$19.87	$20.49	$18.63	$13.93	$13.94				
Value at end of period	$23.81	$19.87	$20.49	$18.63	$13.93				
Number of accumulation units outstanding at end of period	570	6,586	10,425	11,792	1,232				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$19.73	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34	$21.90
Value at end of period	$22.26	$19.73	$23.45	$23.26	$24.70	$20.76	$25.42	$21.15	$12.34
Number of accumulation units outstanding at end of period	0	80	80	80	80	69	56	42	24
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$34.31	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48	$17.26
Value at end of period	$39.31	$34.31	$35.42	$30.84	$23.47	$19.57	$19.24	$15.66	$12.48
Number of accumulation units outstanding at end of period	14,220	13,927	8,955	9,649	7,427	159	150	141	130

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$13.03	$8.81	$12.28	$14.24	$13.07	$15.89	$20.17	$20.62	$21.45
Value at end of period	$8.81	$12.28	$14.24	$13.07	$15.89	$20.17	$20.62	$21.45	$21.48
Number of accumulation units outstanding at end of period	503	419	421	423	172,634	169,607	152,883	148,783	137,257
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period							$21.01	$20.49	$19.52
Value at end of period							$20.49	$19.52	$22.29
Number of accumulation units outstanding at end of period							3,786	5,012	6,455
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$12.61	$9.53	$12.69	$14.45	$14.85	$16.99	$20.74	$23.24	$24.43
Value at end of period	$9.53	$12.69	$14.45	$14.85	$16.99	$20.74	$23.24	$24.43	$26.37
Number of accumulation units outstanding at end of period	83	83	83	83	275,397	323,985	394,175	444,957	524,983
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$12.33	$7.86	$11.50	$14.76	$14.20	$16.47	$22.24	$24.85	$25.32
Value at end of period	$7.86	$11.50	$14.76	$14.20	$16.47	$22.24	$24.85	$25.32	$27.18
Number of accumulation units outstanding at end of period	580	392	419	442	55,835	56,748	54,905	57,862	56,577
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period					$20.02	$20.33	$26.35	$28.29	$26.31
Value at end of period					$20.33	$26.35	$28.29	$26.31	$31.22
Number of accumulation units outstanding at end of period					21,172	25,492	21,957	22,110	19,063
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$15.50	$10.17	$14.52	$16.95	$16.75	$19.90	$27.69	$30.06	$33.28
Value at end of period	$10.17	$14.52	$16.95	$16.75	$19.90	$27.69	$30.06	$33.28	$33.75
Number of accumulation units outstanding at end of period	205	162	165	168	245,079	257,213	261,639	260,415	246,644
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$16.06	$9.43	$12.96	$14.73	$12.90	$15.31	$17.48	$17.27	$17.09
Value at end of period	$9.43	$12.96	$14.73	$12.90	$15.31	$17.48	$17.27	$17.09	$17.40
Number of accumulation units outstanding at end of period	6	14	22	30	35	35	35	35	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$10.21	$6.34	$8.37	$9.10	$8.00	$9.50	$11.42	$10.66	$10.29
Value at end of period	$6.34	$8.37	$9.10	$8.00	$9.50	$11.42	$10.66	$10.29	$10.47
Number of accumulation units outstanding at end of period	482	228	259	287	8,414	10,653	14,217	19,656	15,219
WANGER INTERNATIONAL									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$9.68	$5.74	$8.59	$10.72	$9.14	$11.10	$13.57	$12.96	$12.96
Value at end of period	$5.74	$8.59	$10.72	$9.14	$11.10	$13.57	$12.96	$12.96	$12.76
Number of accumulation units outstanding at end of period	95	95	95	95	11,140	10,678	20,137	6,063	18,685
WANGER SELECT									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$14.64	$8.44	$14.01	$17.71	$14.57	$17.24	$23.18	$23.88	$23.92
Value at end of period	$8.44	$14.01	$17.71	$14.57	$17.24	$23.18	$23.88	$23.92	$27.08
Number of accumulation units outstanding at end of period	12	16	20	22	121,183	115,678	112,788	106,402	94,503

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$24.91	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86	$13.14
Value at end of period	$28.29	$24.91	$25.09	$23.96	$17.93	$14.96	$15.52	$12.59	$8.86
Number of accumulation units outstanding at end of period	40,529	50,655	52,044	53,568	52,295	44	41	37	24
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$21.69	$21.76	$19.59	$14.88	$13.24	$12.39	$10.94	$6.45	$8.42
Value at end of period	$24.56	$21.69	$21.76	$19.59	$14.88	$13.24	$12.39	$10.94	$6.45
Number of accumulation units outstanding at end of period	119,499	107,204	105,219	100,058	111,096	0	0	0	22,900
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$39.80	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03	$21.81
Value at end of period	$51.24	$39.80	$41.74	$38.91	$28.21	$24.89	$25.47	$20.79	$16.03
Number of accumulation units outstanding at end of period	33,728	39,085	43,456	44,890	46,010	27	24	19	14

TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$12.39	$12.68	$12.37	$12.83
Value at end of period	$12.96	$12.39	$12.68	$12.37
Number of accumulation units outstanding at end of period	0	0	0	4,316
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$11.85	$12.34	$12.48	$10.94
Value at end of period	$10.69	$11.85	$12.34	$12.48
Number of accumulation units outstanding at end of period	0	0	0	2,445
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)				
(Funds were first received in this option during December 2013)				
Value at beginning of period	$18.11	$20.23	$18.47	$18.47
Value at end of period	$22.43	$18.11	$20.23	$18.47
Number of accumulation units outstanding at end of period	159	298	298	127
COLUMBIA MID CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$15.76	$16.65	$14.89	$12.84
Value at end of period	$17.94	$15.76	$16.65	$14.89
Number of accumulation units outstanding at end of period	0	0	0	18,238
EUROPACIFIC GROWTH FUND® (CLASS R-4)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$21.50	$21.71	$22.34	$19.51
Value at end of period	$21.62	$21.50	$21.71	$22.34
Number of accumulation units outstanding at end of period	0	0	0	24,714

	2016	2015	2014	2013
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$36.19	$36.00	$32.21	$27.79
Value at end of period	$39.03	$36.19	$36.00	$32.21
Number of accumulation units outstanding at end of period	0	0	0	19,678
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$14.22	$14.24	$14.26	$14.27
Value at end of period	$14.23	$14.22	$14.24	$14.26
Number of accumulation units outstanding at end of period	0	0	0	2,332
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$9.60	$9.70	$10.33	$9.14
Value at end of period	$9.67	$9.60	$9.70	$10.33
Number of accumulation units outstanding at end of period	0	0	0	21,063
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$29.64	$29.53	$27.17	$23.60
Value at end of period	$31.75	$29.64	$29.53	$27.17
Number of accumulation units outstanding at end of period	109	205	205	9,786
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$16.54	$16.22	$14.39	$12.60
Value at end of period	$18.32	$16.54	$16.22	$14.39
Number of accumulation units outstanding at end of period	0	0	0	29,107
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$17.46	$17.99	$15.99	$13.94
Value at end of period	$19.77	$17.46	$17.99	$15.99
Number of accumulation units outstanding at end of period	0	0	0	9,648
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$17.17	$18.02	$17.20	$14.52
Value at end of period	$20.77	$17.17	$18.02	$17.20
Number of accumulation units outstanding at end of period	0	0	0	13,787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$19.69	$19.90	$18.87	$15.91
Value at end of period	$22.29	$19.69	$19.90	$18.87
Number of accumulation units outstanding at end of period	0	0	0	4,868
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$18.56	$18.06	$13.92	$14.55
Value at end of period	$19.32	$18.56	$18.06	$13.92
Number of accumulation units outstanding at end of period	407	766	765	1,735
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2013)				
Value at beginning of period	$19.62	$23.33	$23.16	$23.16
Value at end of period	$22.13	$19.62	$23.33	$23.16
Number of accumulation units outstanding at end of period	132	247	247	101

Condensed Financial Information (continued)

	2016	2015	2014	2013
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2013)				
Value at beginning of period	$24.67	$25.65	$23.71	$23.71
Value at end of period	$29.95	$24.67	$25.65	$23.71
Number of accumulation units outstanding at end of period	125	236	236	99
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$19.43	$20.40	$20.36	$19.39
Value at end of period	$22.17	$19.43	$20.40	$20.36
Number of accumulation units outstanding at end of period	144	271	271	3,258
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)				
(Funds were first received in this option during December 2013)				
Value at beginning of period	$24.30	$23.12	$20.65	$20.65
Value at end of period	$26.21	$24.30	$23.12	$20.65
Number of accumulation units outstanding at end of period	142	267	267	114
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$10.25	$10.62	$11.39	$10.08
Value at end of period	$10.42	$10.25	$10.62	$11.39
Number of accumulation units outstanding at end of period	0	0	0	561

TABLE 5

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25	$13.42			
Value at end of period	$22.55	$22.17	$21.69	$20.75	$15.44	$13.47	$14.25			
Number of accumulation units outstanding at end of period	361	344	331	313	297	15	6			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33	$10.92			
Value at end of period	$12.86	$12.31	$12.61	$12.32	$13.59	$12.77	$11.33			
Number of accumulation units outstanding at end of period	1,484	1,192	1,313	593	6,582	9,470	1,690			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$29.32	$30.65	$27.69	$19.19	$15.99	$19.62				
Value at end of period	$33.80	$29.32	$30.65	$27.69	$19.19	$15.99				
Number of accumulation units outstanding at end of period	0	0	0	0	0	96				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.75	$12.25	$12.40	$9.93	$7.94	$8.58	$8.13	$5.64		
Value at end of period	$10.59	$11.75	$12.25	$12.40	$9.93	$7.94	$8.58	$8.13		
Number of accumulation units outstanding at end of period	0	0	35	53	473	316	1,949	145		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.91	$10.99	$12.77	$18.40	$20.14	$18.01
Value at end of period					$10.99	$12.77	$18.40	$20.14	$18.01	$22.28
Number of accumulation units outstanding at end of period					2,700	18	24	26	26	26
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.87	$14.22	$9.74	$12.17	$13.61	$14.20	$15.65	$18.42	$20.14	$19.65
Value at end of period	$14.22	$9.74	$12.17	$13.61	$14.20	$15.65	$18.42	$20.14	$19.65	$21.14
Number of accumulation units outstanding at end of period	95	100	42	3,078	7,853	2,991	415	404	316	318
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$7.22	$9.15	$8.66	$9.94	$12.97	$14.46	$14.10
Value at end of period				$9.15	$8.66	$9.94	$12.97	$14.46	$14.10	$16.14
Number of accumulation units outstanding at end of period				47,730	0	0	0	0	0	0
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$18.20	$20.06	$11.89	$16.51	$18.01	$15.52	$18.46	$22.13	$21.48	$21.25
Value at end of period	$20.06	$11.89	$16.51	$18.01	$15.52	$18.46	$22.13	$21.48	$21.25	$21.35
Number of accumulation units outstanding at end of period	73,974	259	453	202,204	2,703	1,195	1,557	4,462	6,437	6,657
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.14	$23.63	$13.55	$18.34	$21.45	$20.85	$24.21	$31.71	$35.41	$35.56
Value at end of period	$23.63	$13.55	$18.34	$21.45	$20.85	$24.21	$31.71	$35.41	$35.56	$38.31
Number of accumulation units outstanding at end of period	106,326	20,555	18,750	458,761	238,424	238,720	96,589	77,557	72,744	67,557
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.47	$16.68	$9.54	$12.39	$14.23	$14.33	$16.77	$21.44	$23.25	$22.27
Value at end of period	$16.68	$9.54	$12.39	$14.23	$14.33	$16.77	$21.44	$23.25	$22.27	$26.22
Number of accumulation units outstanding at end of period	12,643	11,805	11,560	132,701	93,694	89,416	21,819	19,258	17,154	15,726
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.06	$16.54	$8.72	$11.16	$13.82	$13.81	$15.80	$21.49	$23.85	$25.50
Value at end of period	$16.54	$8.72	$11.16	$13.82	$13.81	$15.80	$21.49	$23.85	$25.50	$25.64
Number of accumulation units outstanding at end of period	8,303	8,552	7,718	161,664	155,677	156,769	53,249	38,383	31,718	27,191
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.39	$18.01	$10.10	$12.74	$14.38	$11.88	$14.31	$18.62	$17.07	$17.64
Value at end of period	$18.01	$10.10	$12.74	$14.38	$11.88	$14.31	$18.62	$17.07	$17.64	$16.71
Number of accumulation units outstanding at end of period	3,637	3,419	1,554	8,381	32,505	35,531	19,503	15,806	14,346	13,481
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$19.75	$18.77	$12.54	$16.16	$20.67	$19.84	$23.43	$31.84	$31.94	$29.51
Value at end of period	$18.77	$12.54	$16.16	$20.67	$19.84	$23.43	$31.84	$31.94	$29.51	$38.32
Number of accumulation units outstanding at end of period	19,397	26	46	98,563	83,559	86,728	38,388	28,592	25,497	22,654
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$7.52	$9.28	$9.08	$10.61	$13.92	$15.12	$15.58
Value at end of period				$9.28	$9.08	$10.61	$13.92	$15.12	$15.58	$17.48
Number of accumulation units outstanding at end of period				26,633	0	0	0	0	0	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.20	$36.21	$50.61	$54.75	$57.35
Value at end of period						$36.21	$50.61	$54.75	$57.35	$58.50
Number of accumulation units outstanding at end of period						5,110	1,766	1,087	493	493

CFI 31

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.73	$17.80	$16.50	$12.80	$11.27	$11.30	$10.34	$8.08	$11.60	$10.75
Value at end of period	$18.40	$16.73	$17.80	$16.50	$12.80	$11.27	$11.30	$10.34	$8.08	$11.60
Number of accumulation units outstanding at end of period	1,818	1,877	2,067	4,041	20,343	18,670	8,437	60	60	60
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$22.88	$23.84	$21.43	$16.49	$14.43	$15.07	$12.04	$9.54	$15.77	$15.71
Value at end of period	$26.57	$22.88	$23.84	$21.43	$16.49	$14.43	$15.07	$12.04	$9.54	$15.77
Number of accumulation units outstanding at end of period	15,448	16,874	20,098	28,984	128,754	128,102	120,327	16	55	55
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.92	$18.06	$16.42	$11.93	$10.80	$11.27				
Value at end of period	$19.64	$17.92	$18.06	$16.42	$11.93	$10.80				
Number of accumulation units outstanding at end of period	90	78	69	27	18	309				
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$25.36	$24.14	$23.46	$18.55	$15.40	$16.71	$14.86	$10.84	$17.48	$17.71
Value at end of period	$25.76	$25.36	$24.14	$23.46	$18.55	$15.40	$16.71	$14.86	$10.84	$17.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,063	152,419	1,109	1,003	692
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$72.89	$85.02	$89.54	$82.84	$68.72	$84.12	$66.41	$36.63	$70.67	$69.81
Value at end of period	$77.71	$72.89	$85.02	$89.54	$82.84	$68.72	$84.12	$66.41	$36.63	$70.67
Number of accumulation units outstanding at end of period	574	678	920	903	765	1,095	34,387	923	642	20
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.59	$25.13	$22.51	$16.00	$13.60	$13.94	$11.32	$8.27	$13.34	$12.89
Value at end of period	$27.78	$23.59	$25.13	$22.51	$16.00	$13.60	$13.94	$11.32	$8.27	$13.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	308	2,689	610	289	25
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.61	$17.75	$16.47	$14.20	$12.79	$13.06	$10.89			
Value at end of period	$18.59	$17.61	$17.75	$16.47	$14.20	$12.79	$13.06			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9,263			
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$15.80	$16.28	$15.83	$17.49	$16.12	$14.47	$13.42	$11.37	$12.26	$11.45
Value at end of period	$16.58	$15.80	$16.28	$15.83	$17.49	$16.12	$14.47	$13.42	$11.37	$12.26
Number of accumulation units outstanding at end of period	42	42	42	38	829	817	25,893	878	878	55,776
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$6.61	$7.83	$8.98	$9.18	$8.22	$10.76	$9.31	$5.34	$12.81	$12.55
Value at end of period	$7.01	$6.61	$7.83	$8.98	$9.18	$8.22	$10.76	$9.31	$5.34	$12.81
Number of accumulation units outstanding at end of period	11	180	180	180	180	18,278	40,120	18,362	18,253	18,219
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.36	$19.16	$19.19	$17.17	$14.83	$15.12	$12.84	$8.02	$12.45	$12.60
Value at end of period	$20.92	$18.36	$19.16	$19.19	$17.17	$14.83	$15.12	$12.84	$8.02	$12.45
Number of accumulation units outstanding at end of period	1,110	1,525	1,823	1,756	1,728	1,683	45,663	1,811	718	641

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.62	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40	$5.48	$7.98	
Value at end of period	$15.42	$14.62	$14.28	$14.06	$10.90	$8.95	$10.48	$8.40	$5.48	
Number of accumulation units outstanding at end of period	133	293	340	293	246	3,294	6,334	162	31	
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$33.65	$35.23	$34.77	$34.10	$29.52	$30.31	$26.97	$22.75	$21.46	$21.22
Value at end of period	$35.65	$33.65	$35.23	$34.77	$34.10	$29.52	$30.31	$26.97	$22.75	$21.46
Number of accumulation units outstanding at end of period	3,538	3,141	2,766	2,502	2,106	1,930	28,543	3,225	2,584	1,475
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73	$10.55			
Value at end of period	$12.70	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,489			
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.19	$23.03	$21.13	$15.83	$13.16	$13.87	$12.38	$9.23	$15.18	$15.79
Value at end of period	$26.17	$24.19	$23.03	$21.13	$15.83	$13.16	$13.87	$12.38	$9.23	$15.18
Number of accumulation units outstanding at end of period	258	663	787	644	541	782	218,149	470	1,011	579
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.88	$21.33	$20.13	$17.29	$15.25	$15.49	$13.61	$11.44	$15.96	$15.15
Value at end of period	$22.45	$20.88	$21.33	$20.13	$17.29	$15.25	$15.49	$13.61	$11.44	$15.96
Number of accumulation units outstanding at end of period	56,709	56,677	64,118	87,159	125,251	127,231	129,977	39,380	43,294	48,556
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.43	$15.12	$15.09	$15.76	$14.64	$14.15	$12.11	$9.98	$11.85	$10.92
Value at end of period	$15.30	$14.43	$15.12	$15.09	$15.76	$14.64	$14.15	$12.11	$9.98	$11.85
Number of accumulation units outstanding at end of period	12,075	12,769	20,728	26,666	126,185	150,574	80,815	4,910	4,260	3,783
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.43	$10.04								
Value at end of period	$9.97	$9.43								
Number of accumulation units outstanding at end of period	29,492	35,696								
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.88	$17.64	$16.86	$17.22	$16.78	$15.66	$15.53			
Value at end of period	$18.13	$17.88	$17.64	$16.86	$17.22	$16.78	$15.66			
Number of accumulation units outstanding at end of period	1,469	296	1,713	2,626	1,934	811	301			
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.97	$14.01	$14.04	$14.07	$14.10	$14.14	$14.14	$14.13	$13.79	$13.15
Value at end of period	$13.96	$13.97	$14.01	$14.04	$14.07	$14.10	$14.14	$14.14	$14.13	$13.79
Number of accumulation units outstanding at end of period	40,218	54,424	61,512	85,264	294,949	284,731	96,671	1,351	5,139	4,291
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.24	$17.54	$15.88	$12.18	$10.55	$10.61	$9.32	$7.17	$11.52	$10.76
Value at end of period	$18.88	$17.24	$17.54	$15.88	$12.18	$10.55	$10.61	$9.32	$7.17	$11.52
Number of accumulation units outstanding at end of period	115,615	122,188	140,731	173,367	269,718	272,902	310,416	125,289	138,850	159,937
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$19.01	$19.45	$19.28	$18.30	$16.09	$15.44	$13.55	$9.09	$11.77	$11.80
Value at end of period	$21.74	$19.01	$19.45	$19.28	$18.30	$16.09	$15.44	$13.55	$9.09	$11.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	995

CFI 33

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.54	$22.41	$19.73	$14.88	$13.03	$13.08	$11.50	$9.36	$14.94	$14.26
Value at end of period	$24.79	$22.54	$22.41	$19.73	$14.88	$13.03	$13.08	$11.50	$9.36	$14.94
Number of accumulation units outstanding at end of period	17,697	21,915	25,391	31,862	99,583	98,686	46,527	16,104	16,232	16,811
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$43.34	$44.24	$40.48	$30.16	$25.69	$26.05	$21.42	$16.30	$26.18	$24.88
Value at end of period	$51.07	$43.34	$44.24	$40.48	$30.16	$25.69	$26.05	$21.42	$16.30	$26.18
Number of accumulation units outstanding at end of period	25,129	25,868	27,353	34,697	88,735	86,553	149,806	4,981	5,005	26,753
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.22	$31.30	$29.76	$20.91	$18.65	$18.84	$15.37	$12.34	$18.63	$19.92
Value at end of period	$38.38	$30.22	$31.30	$29.76	$20.91	$18.65	$18.84	$15.37	$12.34	$18.63
Number of accumulation units outstanding at end of period	4,491	3,967	4,731	6,638	21,058	22,072	93,201	3,055	2,428	12,579
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.42	$16.78	$15.82	$12.78	$11.05	$11.70				
Value at end of period	$17.67	$16.42	$16.78	$15.82	$12.78	$11.05				
Number of accumulation units outstanding at end of period	27	27	27	25	17	9				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.22	$23.14	$21.75	$21.83	$20.01	$18.65	$17.02	$15.29	$16.75	$15.84
Value at end of period	$24.17	$23.22	$23.14	$21.75	$21.83	$20.01	$18.65	$17.02	$15.29	$16.75
Number of accumulation units outstanding at end of period	16,674	17,714	18,809	25,080	101,996	90,151	139,371	13,448	31,797	62,115
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.53	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60	$6.96		
Value at end of period	$9.58	$9.53	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60		
Number of accumulation units outstanding at end of period	4,073	5,570	5,769	7,991	19,122	21,403	9,245	2,282		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.27	$18.16	$16.03	$12.27	$10.41	$10.33				
Value at end of period	$19.99	$19.27	$18.16	$16.03	$12.27	$10.41				
Number of accumulation units outstanding at end of period	18,859	20,438	28,771	13,229	39,568	30,626				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.95	$14.64	$13.33	$10.21	$8.92	$8.64	$7.26	$6.46	$9.27	$9.98
Value at end of period	$15.85	$13.95	$14.64	$13.33	$10.21	$8.92	$8.64	$7.26	$6.46	$9.27
Number of accumulation units outstanding at end of period	92,521	100,964	104,535	140,431	336,551	344,568	364,387	5,911	6,475	6,663
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$29.22	$29.14	$26.84	$20.39	$17.90	$18.04	$13.72			
Value at end of period	$31.26	$29.22	$29.14	$26.84	$20.39	$17.90	$18.04			
Number of accumulation units outstanding at end of period	10,548	14,062	15,532	21,264	31,648	29,105	14,880			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$16.82	$16.92	$14.71	$11.29	$10.24	$10.73	$9.26	$7.46	$11.42	$11.36
Value at end of period	$18.25	$16.82	$16.92	$14.71	$11.29	$10.24	$10.73	$9.26	$7.46	$11.42
Number of accumulation units outstanding at end of period	5,012	5,115	6,843	6,726	12,634	11,305	3,534	422	359	16,135
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20	$11.40			
Value at end of period	$28.57	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,486			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.97	$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41
Value at end of period			$8.23	$9.21	$9.42	$10.86	$14.31	$16.12	$16.41	$18.16
Number of accumulation units outstanding at end of period			796	3,413	0	0	0	0	0	0
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$10.84	$10.31	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63	$19.41
Value at end of period	$10.31	$6.74	$8.80	$11.62	$11.69	$13.43	$18.63	$19.63	$19.41	$21.95
Number of accumulation units outstanding at end of period	582	611	584	35,169	324,939	314,376	70,513	54,322	49,883	42,803
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.33	$21.48	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84	$37.45
Value at end of period	$21.48	$14.77	$18.80	$23.32	$22.68	$25.91	$35.61	$37.84	$37.45	$46.51
Number of accumulation units outstanding at end of period	4,638	4,167	3,545	88,279	55,124	54,120	20,639	17,045	16,062	13,933
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$12.59	$12.87	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16	$16.11
Value at end of period	$12.87	$8.49	$10.65	$12.09	$11.69	$13.23	$15.35	$16.16	$16.11	$17.01
Number of accumulation units outstanding at end of period	253,906	3,925	4,187	138,473	50,074	57,966	40,721	33,784	33,375	31,427
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$12.96	$13.32	$8.37	$10.72	$12.25	$11.65	$13.38	$16.06	$16.93	$16.81
Value at end of period	$13.32	$8.37	$10.72	$12.25	$11.65	$13.38	$16.06	$16.93	$16.81	$17.81
Number of accumulation units outstanding at end of period	232,729	853	1,379	153,460	68,010	89,230	49,183	36,002	28,596	26,020
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.31	$13.75	$8.25	$10.68	$12.27	$11.61	$13.37	$16.46	$17.42	$17.21
Value at end of period	$13.75	$8.25	$10.68	$12.27	$11.61	$13.37	$16.46	$17.42	$17.21	$18.27
Number of accumulation units outstanding at end of period	83,862	0	0	207,136	45,607	68,053	59,086	53,716	47,216	41,208
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.75	$11.60	$10.98	$12.65	$15.58	$16.52	$16.33
Value at end of period				$11.60	$10.98	$12.65	$15.58	$16.52	$16.33	$17.34
Number of accumulation units outstanding at end of period				2,762	66	297	5,864	7,254	10,134	26,732
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.37	$11.66	$9.69	$11.33	$12.39	$12.40	$13.58	$14.49	$15.29	$15.26
Value at end of period	$11.66	$9.69	$11.33	$12.39	$12.40	$13.58	$14.49	$15.29	$15.26	$15.91
Number of accumulation units outstanding at end of period	35,163	0	0	88,986	2,947	2,150	614	588	20,027	8,207
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.31	$15.10	$11.51	$13.54	$15.00	$15.23	$17.06	$19.08	$20.29	$20.20
Value at end of period	$15.10	$11.51	$13.54	$15.00	$15.23	$17.06	$19.08	$20.29	$20.20	$21.29
Number of accumulation units outstanding at end of period	1,174	1,190	524	2,171	20,935	21,175	7,248	4,850	3,539	3,110
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.55	$14.20	$9.06	$11.32	$12.76	$12.36	$14.18	$17.31	$18.40	$18.13
Value at end of period	$14.20	$9.06	$11.32	$12.76	$12.36	$14.18	$17.31	$18.40	$18.13	$19.34
Number of accumulation units outstanding at end of period	1,618	1,423	1,364	3,363	4,651	3,655	2,384	2,843	2,352	2,273
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$14.44	$10.02	$12.17	$13.60	$13.49	$15.29	$17.78	$18.92	$18.77
Value at end of period	$14.44	$10.02	$12.17	$13.60	$13.49	$15.29	$17.78	$18.92	$18.77	$19.96
Number of accumulation units outstanding at end of period	6,623	6,618	6,623	11,931	13,765	14,658	1,170	1,142	1,209	1,180

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.79	$13.93	$8.74	$11.00	$12.59	$12.79	$14.77	$19.45	$21.99	$22.18
Value at end of period	$13.93	$8.74	$11.00	$12.59	$12.79	$14.77	$19.45	$21.99	$22.18	$24.71
Number of accumulation units outstanding at end of period	58,802	0	0	0	0	0	0	0	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.44	$15.97	$11.70	$15.84	$19.28	$18.62	$21.61	$28.32	$31.77	$31.14
Value at end of period	$15.97	$11.70	$15.84	$19.28	$18.62	$21.61	$28.32	$31.77	$31.14	$38.54
Number of accumulation units outstanding at end of period	635	815	685	2,924	1,561	818	1,046	1,130	1,027	1,198
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$20.28	$19.36	$11.35	$15.30	$19.31	$19.69	$23.50	$32.55	$33.88	$32.09
Value at end of period	$19.36	$11.35	$15.30	$19.31	$19.69	$23.50	$32.55	$33.88	$32.09	$33.72
Number of accumulation units outstanding at end of period	2,113	1,616	1,926	28,664	3,231	2,091	2,069	1,714	1,867	2,027
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.75	$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37
Value at end of period		$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37	$14.46
Number of accumulation units outstanding at end of period		356	388	84,966	1	40	75	108	144	180
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.16	$10.16	$6.23	$8.45	$10.78	$11.78	$13.57	$13.82	$17.90	$18.38
Value at end of period	$10.16	$6.23	$8.45	$10.78	$11.78	$13.57	$13.82	$17.90	$18.38	$19.11
Number of accumulation units outstanding at end of period	297	309	309	71	1,518	1,994	1,589	2,959	2,692	2,270
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.12	$22.34	$13.54	$17.78	$19.87	$18.90	$21.16	$28.44	$32.01	$32.88
Value at end of period	$22.34	$13.54	$17.78	$19.87	$18.90	$21.16	$28.44	$32.01	$32.88	$35.55
Number of accumulation units outstanding at end of period	261	602	767	5,907	136	136	136	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.12	$10.41	$6.84	$8.51	$10.64	$10.33	$11.77	$16.43	$17.10	$16.55
Value at end of period	$10.41	$6.84	$8.51	$10.64	$10.33	$11.77	$16.43	$17.10	$16.55	$20.42
Number of accumulation units outstanding at end of period	287	0	0	0	0	0	0	0	0	0
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.91	$15.18	$9.21	$12.79	$16.38	$14.55	$16.63	$22.57	$23.87	$23.42
Value at end of period	$15.18	$9.21	$12.79	$16.38	$14.55	$16.63	$22.57	$23.87	$23.42	$26.11
Number of accumulation units outstanding at end of period	41	91	152	14,269	616	717	519	406	445	494
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.83	$14.65	$9.28	$11.90	$13.67	$13.35	$15.80	$21.27	$23.16	$21.72
Value at end of period	$14.65	$9.28	$11.90	$13.67	$13.35	$15.80	$21.27	$23.16	$21.72	$25.52
Number of accumulation units outstanding at end of period	279	0	152	5,182	0	0	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.12	$12.52	$9.88	$12.09	$13.55	$13.37	$14.56	$18.75	$20.38	$19.91
Value at end of period	$12.52	$9.88	$12.09	$13.55	$13.37	$14.56	$18.75	$20.38	$19.91	$22.89
Number of accumulation units outstanding at end of period	14,448	12,532	13,635	159,124	855,441	885,952	347,145	287,391	252,085	229,777

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.80	$13.16	$8.90	$11.00	$12.35	$12.05	$13.77	$18.39	$20.20	$19.56
Value at end of period	$13.16	$8.90	$11.00	$12.35	$12.05	$13.77	$18.39	$20.20	$19.56	$23.40
Number of accumulation units outstanding at end of period	199	321	350	3,262	591	414	431	453	539	755
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.31	$25.25	$12.28	$21.01	$25.21	$20.55	$24.42	$22.96	$23.11	$19.41
Value at end of period	$25.25	$12.28	$21.01	$25.21	$20.55	$24.42	$22.96	$23.11	$19.41	$21.87
Number of accumulation units outstanding at end of period	630	75	163	163	1,156	547	458	458	458	458
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$19.42	$18.50	$12.35	$15.48	$18.99	$19.29	$23.09	$30.30	$34.76	$33.62
Value at end of period	$18.50	$12.35	$15.48	$18.99	$19.29	$23.09	$30.30	$34.76	$33.62	$38.46
Number of accumulation units outstanding at end of period	2,532	2,484	1,870	5,736	0	657	1,225	1,397	1,554	1,338
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.83	$14.70	$9.09	$12.66	$14.65	$13.43	$15.70	$20.67	$20.32	$21.91
Value at end of period	$14.70	$9.09	$12.66	$14.65	$13.43	$15.70	$20.67	$20.32	$21.91	$21.91
Number of accumulation units outstanding at end of period	68,286	22,623	18,565	211,304	381,617	375,352	112,764	81,590	59,967	53,839
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.40	$11.27	$7.94	$13.23	$15.71	$15.56	$18.03	$20.21	$20.23	$19.24
Value at end of period	$11.27	$7.94	$13.23	$15.71	$15.56	$18.03	$20.21	$20.23	$19.24	$21.94
Number of accumulation units outstanding at end of period	2	268	788	965	930	1,260	1,786	1,312	928	1,525
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.44	$13.11	$9.48	$12.60	$14.33	$14.71	$16.79	$20.47	$22.90	$24.04
Value at end of period	$13.11	$9.48	$12.60	$14.33	$14.71	$16.79	$20.47	$22.90	$24.04	$25.91
Number of accumulation units outstanding at end of period	7,421	8,135	8,508	211,022	7,243	7,575	7,820	10,540	14,407	16,514
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.54	$14.18	$7.81	$11.74	$15.05	$14.46	$16.75	$21.95	$25.19	$25.64
Value at end of period	$14.18	$7.81	$11.74	$15.05	$14.46	$16.75	$21.95	$25.19	$25.64	$27.47
Number of accumulation units outstanding at end of period	28,848	28,558	26,332	84,000	66,180	67,934	39,017	32,271	9,290	7,758
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$18.96	$18.91	$12.13	$15.12	$17.34	$17.14	$20.04	$25.94	$27.80	$25.82
Value at end of period	$18.91	$12.13	$15.12	$17.34	$17.14	$20.04	$25.94	$27.80	$25.82	$30.59
Number of accumulation units outstanding at end of period	46,886	1	47	23,085	821	93	104	114	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.83	$17.36	$10.01	$14.27	$16.63	$16.42	$19.47	$27.05	$29.32	$32.41
Value at end of period	$17.36	$10.01	$14.27	$16.63	$16.42	$19.47	$27.05	$29.32	$32.41	$32.82
Number of accumulation units outstanding at end of period	3,794	3,113	2,350	203,597	45,946	58,142	12,319	10,514	8,549	8,476
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.21	$6.33	$8.35	$9.06	$7.96	$9.44	$11.32	$10.55	$10.17
Value at end of period		$6.33	$8.35	$9.06	$7.96	$9.44	$11.32	$10.55	$10.17	$10.33
Number of accumulation units outstanding at end of period		6,036	5,403	12,754	24,026	21,810	12,563	11,045	10,719	10,100
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$10.94	$10.55	$5.72	$8.55	$10.66	$9.08	$11.01	$13.43	$12.81	$12.79
Value at end of period	$10.55	$5.72	$8.55	$10.66	$9.08	$11.01	$13.43	$12.81	$12.79	$12.58
Number of accumulation units outstanding at end of period	8	275	474	6,894	5,513	2,271	2,401	2,558	2,812	2,601

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
WANGER SELECT										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$23.50	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38	$16.49	$16.44
Value at end of period	$26.57	$23.50	$23.50	$22.84	$17.02	$14.40	$17.54	$13.89	$8.38	$16.49
Number of accumulation units outstanding at end of period	810	657	639	468	274	303	120,047	1,265	841	41,726
WANGER USA										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$24.48	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80	$14.63	$14.64
Value at end of period	$27.76	$24.48	$24.69	$23.62	$17.70	$14.79	$15.36	$12.48	$8.80	$14.63
Number of accumulation units outstanding at end of period	509	853	786	778	1,064	1,028	50,005	450	396	25,430
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$21.31	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14	$13.71	$14.65
Value at end of period	$24.10	$21.31	$21.41	$19.31	$14.68	$13.09	$12.26	$10.85	$9.14	$13.71
Number of accumulation units outstanding at end of period	65	57	794	771	814	839	120,051	226	184	117
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$38.89	$40.84	$38.14	$27.69	$24.47	$25.07	$20.11			
Value at end of period	$50.00	$38.89	$40.84	$38.14	$27.69	$24.47	$25.07			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	45,589			

TABLE 6

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$22.09	$21.63	$20.70	$15.41	$13.45	$14.24	$12.46			
Value at end of period	$22.47	$22.09	$21.63	$20.70	$15.41	$13.45	$14.24			
Number of accumulation units outstanding at end of period	268	249	230	407	185	161	19			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.82	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70	$7.90		
Value at end of period	$18.05	$16.82	$16.94	$14.90	$12.17	$10.97	$11.22	$9.70		
Number of accumulation units outstanding at end of period	11,806	11,711	17,922	24,314	28,567	19,813	19,116	9,708		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.93	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00	$8.19		
Value at end of period	$18.46	$16.93	$17.48	$16.07	$12.42	$11.37	$11.18	$10.00		
Number of accumulation units outstanding at end of period	13,705	16,228	25,720	35,420	31,039	25,060	21,015	11,231		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.27	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76	$10.20		
Value at end of period	$12.81	$12.27	$12.58	$12.29	$13.56	$12.75	$11.32	$10.76		
Number of accumulation units outstanding at end of period	2,979	3,400	2,308	2,353	3,620	2,392	4,053	4,657		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2013)										
Value at beginning of period							$18.93	$27.52	$30.44	$29.11
Value at end of period							$27.52	$30.44	$29.11	$33.54
Number of accumulation units outstanding at end of period							4,615	3,141	1,500	1,056
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.64	$5.82	$8.11	$8.57	$7.92	$9.90	$12.36	$12.20	$11.70
Value at end of period		$5.82	$8.11	$8.57	$7.92	$9.90	$12.36	$12.20	$11.70	$10.54
Number of accumulation units outstanding at end of period		7,259	7,775	1,233	2,546	2,721	7,358	12,157	20,311	11,669
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.63	$11.79	$10.98	$12.75	$18.37	$20.09	$17.96
Value at end of period				$11.79	$10.98	$12.75	$18.37	$20.09	$17.96	$22.21
Number of accumulation units outstanding at end of period				4,984	6,840	7,028	10,959	11,272	11,364	6,450
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.07	$9.19
Value at end of period									$9.19	$10.57
Number of accumulation units outstanding at end of period									402	915
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.61	$10.12
Value at end of period									$10.12	$9.48
Number of accumulation units outstanding at end of period									6,102	4,313
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$12.39	$15.88	$15.74	$17.77	$23.61	$25.05	$23.25
Value at end of period				$15.88	$15.74	$17.77	$23.61	$25.05	$23.25	$28.35
Number of accumulation units outstanding at end of period				4,253	3,972	2,480	2,609	877	883	773
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.57	$14.15	$9.69	$12.10	$13.53	$14.10	$15.54	$18.28	$19.98	$19.48
Value at end of period	$14.15	$9.69	$12.10	$13.53	$14.10	$15.54	$18.28	$19.98	$19.48	$20.95
Number of accumulation units outstanding at end of period	3,060	7,776	8,552	6,428	4,749	5,656	5,608	7,770	7,663	2,220
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.84	$9.51	$10.98	$11.28	$14.64	$15.33
Value at end of period					$9.51	$10.98	$11.28	$14.64	$15.33	$16.14
Number of accumulation units outstanding at end of period					12,148	11,435	575	2,086	4,809	5,623
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.64	$6.21	$7.88	$9.14	$8.65	$9.91	$12.93	$14.41	$14.04
Value at end of period		$6.21	$7.88	$9.14	$8.65	$9.91	$12.93	$14.41	$14.04	$16.07
Number of accumulation units outstanding at end of period		154	32,562	4,647	6,732	4,235	3,024	8,892	2,801	700
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.06	$6.12	$8.07	$9.89	$9.43	$10.96	$14.76	$16.49	$15.59
Value at end of period		$6.12	$8.07	$9.89	$9.43	$10.96	$14.76	$16.49	$15.59	$17.71
Number of accumulation units outstanding at end of period		650	1,131	1,470	1,303	1,525	2,111	2,337	2,409	2,306

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period									$13.22	$11.87
Value at end of period									$11.87	$15.50
Number of accumulation units outstanding at end of period									173	187
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$16.89	$20.02	$11.86	$16.46	$17.95	$15.46	$18.38	$22.02	$21.37	$21.13
Value at end of period	$20.02	$11.86	$16.46	$17.95	$15.46	$18.38	$22.02	$21.37	$21.13	$21.21
Number of accumulation units outstanding at end of period	126,355	197,719	214,093	47,859	50,519	60,361	66,676	70,005	72,250	72,357
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.06	$23.51	$13.48	$18.24	$21.31	$20.71	$24.04	$31.46	$35.12	$35.25
Value at end of period	$23.51	$13.48	$18.24	$21.31	$20.71	$24.04	$31.46	$35.12	$35.25	$37.95
Number of accumulation units outstanding at end of period	351,410	694,989	737,447	308,801	95,945	98,760	97,006	98,206	87,909	72,271
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.11	$16.60	$9.49	$12.32	$14.14	$14.24	$16.65	$21.27	$23.06	$22.08
Value at end of period	$16.60	$9.49	$12.32	$14.14	$14.24	$16.65	$21.27	$23.06	$22.08	$25.98
Number of accumulation units outstanding at end of period	137,220	292,021	299,834	153,469	65,858	64,898	46,714	47,100	43,597	36,824
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.01	$16.46	$8.67	$11.09	$13.73	$13.72	$15.68	$21.32	$23.66	$25.28
Value at end of period	$16.46	$8.67	$11.09	$13.73	$13.72	$15.68	$21.32	$23.66	$25.28	$25.40
Number of accumulation units outstanding at end of period	166,932	409,765	406,574	243,469	95,959	97,948	102,025	92,923	80,655	80,674
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.40	$17.92	$10.04	$12.67	$14.29	$11.80	$14.20	$18.47	$16.93	$17.49
Value at end of period	$17.92	$10.04	$12.67	$14.29	$11.80	$14.20	$18.47	$16.93	$17.49	$16.56
Number of accumulation units outstanding at end of period	9,223	46,047	53,660	36,295	10,351	10,365	7,913	7,408	8,838	9,370
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$20.51	$18.71	$12.49	$16.09	$20.57	$19.74	$23.29	$31.64	$31.73	$29.29
Value at end of period	$18.71	$12.49	$16.09	$20.57	$19.74	$23.29	$31.64	$31.73	$29.29	$38.02
Number of accumulation units outstanding at end of period	90,406	159,550	179,700	84,684	17,562	18,308	18,668	17,264	16,399	15,214
FUNDAMENTAL INVESTORS^{SM} (CLASS R–4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.98	$6.14	$8.16	$9.27	$9.07	$10.59	$13.88	$15.07	$15.52
Value at end of period		$6.14	$8.16	$9.27	$9.07	$10.59	$13.88	$15.07	$15.52	$17.41
Number of accumulation units outstanding at end of period		549	15,264	3,061	4,102	14,117	20,319	28,379	29,164	35,758
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.82	$12.34	$13.84	$12.94	$14.24	$18.34	$19.11	$18.23
Value at end of period			$12.34	$13.84	$12.94	$14.24	$18.34	$19.11	$18.23	$20.36
Number of accumulation units outstanding at end of period			127	666	703	964	765	1,204	1,659	2,124
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.20	$36.19	$50.57	$54.67	$57.24
Value at end of period						$36.19	$50.57	$54.67	$57.24	$58.36
Number of accumulation units outstanding at end of period						1,619	1,781	1,923	2,199	2,680

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. CORE EQUITY FUND (SERIES I) (Funds were first received in this option during October 2007)										
Value at beginning of period	$12.06	$11.54	$8.04	$10.29	$11.23	$11.19	$12.71	$16.38	$17.66	$16.59
Value at end of period	$11.54	$8.04	$10.29	$11.23	$11.19	$12.71	$16.38	$17.66	$16.59	$18.24
Number of accumulation units outstanding at end of period	6,961	60,385	48,596	38,020	12,509	11,710	7,561	7,692	7,667	7,804
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y) (Funds were first received in this option during August 2015)										
Value at beginning of period									$11.06	$10.52
Value at end of period									$10.52	$10.68
Number of accumulation units outstanding at end of period									147	2,266
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES) (Funds were first received in this option during May 2008)										
Value at beginning of period		$20.38	$11.30	$16.31	$20.47	$20.12	$23.52	$31.05	$34.83	$36.12
Value at end of period		$11.30	$16.31	$20.47	$20.12	$23.52	$31.05	$34.83	$36.12	$40.47
Number of accumulation units outstanding at end of period		306	318	0	0	0	0	0	0	0
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES) (Funds were first received in this option during May 2016)										
Value at beginning of period										$10.26
Value at end of period										$9.71
Number of accumulation units outstanding at end of period										3,296
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS) (Funds were first received in this option during February 2010)										
Value at beginning of period				$8.95	$11.47	$11.23	$12.99	$17.56	$18.39	$17.68
Value at end of period				$11.47	$11.23	$12.99	$17.56	$18.39	$17.68	$22.24
Number of accumulation units outstanding at end of period				157	157	275	488	692	906	1,040
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.67	$15.71	$9.50	$11.99	$15.00	$14.35	$16.39	$21.30	$23.68	$22.72
Value at end of period	$15.71	$9.50	$11.99	$15.00	$14.35	$16.39	$21.30	$23.68	$22.72	$26.36
Number of accumulation units outstanding at end of period	114,200	295,857	284,893	161,207	31,626	34,322	21,582	18,264	17,873	14,962
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS) (Funds were first received in this option during October 2013)										
Value at beginning of period							$9.73	$9.77	$10.31	$10.27
Value at end of period							$9.77	$10.31	$10.27	$10.48
Number of accumulation units outstanding at end of period							26	26	3,546	1,461
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS) (Funds were first received in this option during May 2008)										
Value at beginning of period		$11.32	$7.01	$9.12	$11.14	$10.77	$11.89	$16.36	$17.98	$17.83
Value at end of period		$7.01	$9.12	$11.14	$10.77	$11.89	$16.36	$17.98	$17.83	$19.53
Number of accumulation units outstanding at end of period		1,041	1,425	1,278	2,118	2,239	2,374	1,468	1,511	1,549
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$15.10	$17.45	$10.81	$14.82	$16.65	$15.34	$18.47	$23.34	$24.01	$25.21
Value at end of period	$17.45	$10.81	$14.82	$16.65	$15.34	$18.47	$23.34	$24.01	$25.21	$25.60
Number of accumulation units outstanding at end of period	101,026	163,521	191,754	50,962	50,767	57,207	62,786	68,489	64,326	59,238
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$52.76	$70.40	$36.48	$66.10	$83.68	$68.33	$82.33	$88.94	$84.41	$72.33
Value at end of period	$70.40	$36.48	$66.10	$83.68	$68.33	$82.33	$88.94	$84.41	$72.33	$77.08
Number of accumulation units outstanding at end of period	21,822	29,836	34,513	7,690	7,115	7,434	7,557	7,403	8,694	9,119
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.53	$13.33	$8.26	$11.30	$13.90	$13.55	$15.94	$22.41	$25.01	$23.47
Value at end of period	$13.33	$8.26	$11.30	$13.90	$13.55	$15.94	$22.41	$25.01	$23.47	$27.62
Number of accumulation units outstanding at end of period	87	1,170	1,911	3,032	3,247	3,238	5,403	6,018	5,054	6,044

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.77	$13.94	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62	$17.48
Value at end of period	$13.94	$9.63	$11.65	$12.99	$12.72	$14.11	$16.36	$17.62	$17.48	$18.44
Number of accumulation units outstanding at end of period	2,128	9,208	7,802	2,302	1,909	2,175	2,404	2,340	1,788	225
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.58	$12.24	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20	$15.71
Value at end of period	$12.24	$11.34	$13.38	$14.42	$16.06	$17.41	$15.76	$16.20	$15.71	$16.48
Number of accumulation units outstanding at end of period	1,294	17,789	25,400	14,362	14,980	17,612	15,529	14,935	10,253	9,550
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.42	$12.81	$5.34	$9.29	$10.74	$8.20	$9.16	$8.95	$7.80	$6.58
Value at end of period	$12.81	$5.34	$9.29	$10.74	$8.20	$9.16	$8.95	$7.80	$6.58	$6.98
Number of accumulation units outstanding at end of period	6,877	28,966	38,887	19,487	17,464	17,181	17,011	16,728	2,080	2,343
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.73	$12.43	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06	$18.25
Value at end of period	$12.43	$8.00	$12.81	$15.07	$14.77	$17.09	$19.10	$19.06	$18.25	$20.79
Number of accumulation units outstanding at end of period	36,834	42,787	44,347	6,327	5,674	4,547	4,870	5,214	5,909	5,270
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.39	$5.48	$8.40	$10.46	$8.94	$10.87	$14.02	$14.23	$14.56
Value at end of period		$5.48	$8.40	$10.46	$8.94	$10.87	$14.02	$14.23	$14.56	$15.36
Number of accumulation units outstanding at end of period		88	2,107	7,684	10,062	12,073	12,131	14,617	16,340	13,693
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$10.02	$9.98
Value at end of period									$9.98	$10.07
Number of accumulation units outstanding at end of period									2,797	1,105
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$21.26	$21.39	$22.66	$26.86	$30.17	$29.37	$33.91	$34.55	$35.00	$33.41
Value at end of period	$21.39	$22.66	$26.86	$30.17	$29.37	$33.91	$34.55	$35.00	$33.41	$35.38
Number of accumulation units outstanding at end of period	14,707	48,185	56,272	28,205	29,492	29,160	24,385	24,883	22,578	17,198
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.68	$8.75	$10.02	$10.72	$11.38	$12.01	$11.74	$12.35	$12.34
Value at end of period		$8.75	$10.02	$10.72	$11.38	$12.01	$11.74	$12.35	$12.34	$12.64
Number of accumulation units outstanding at end of period		136	2,597	1,060	1,738	3,122	1,995	3,067	5,468	3,610
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.71	$15.15	$9.21	$12.35	$13.82	$13.11	$15.76	$21.03	$22.90	$24.05
Value at end of period	$15.15	$9.21	$12.35	$13.82	$13.11	$15.76	$21.03	$22.90	$24.05	$26.00
Number of accumulation units outstanding at end of period	173,779	250,525	263,366	72,540	72,655	74,283	84,560	87,235	81,015	78,126
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$10.36	$8.79	$7.70	$3.73	$3.41	$2.49
Value at end of period					$8.79	$7.70	$3.73	$3.41	$2.49	$3.63
Number of accumulation units outstanding at end of period					11,643	15,584	34,260	26,207	74,651	47,162

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$20.69	$21.15	$19.97	$17.16	$15.15	$15.40	$13.53	$11.38	$15.88	$16.18
Value at end of period	$22.24	$20.69	$21.15	$19.97	$17.16	$15.15	$15.40	$13.53	$11.38	$15.88
Number of accumulation units outstanding at end of period	8,572	10,486	29,536	26,337	26,337	28,128	109,951	206,017	217,775	142,186
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.68	$10.03								
Value at end of period	$10.78	$9.68								
Number of accumulation units outstanding at end of period	102	19								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.19	$14.87	$14.86	$15.52	$14.59	$14.11	$12.08	$9.96	$11.96	$11.77
Value at end of period	$15.04	$14.19	$14.87	$14.86	$15.52	$14.59	$14.11	$12.08	$9.96	$11.96
Number of accumulation units outstanding at end of period	5,589	16,628	23,325	18,000	17,522	17,157	169,537	245,722	261,593	69,352
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.42	$10.03								
Value at end of period	$9.96	$9.42								
Number of accumulation units outstanding at end of period	88,581	86,998								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.85	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05	$13.73	$13.47
Value at end of period	$13.83	$13.85	$13.89	$13.93	$13.97	$14.01	$14.05	$14.05	$14.05	$13.73
Number of accumulation units outstanding at end of period	89,407	71,299	124,383	204,519	61,427	79,086	393,924	478,360	582,760	21,423
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.09	$17.39	$15.76	$12.10	$10.48	$10.54	$9.26	$7.13	$11.47	$11.94
Value at end of period	$18.71	$17.09	$17.39	$15.76	$12.10	$10.48	$10.54	$9.26	$7.13	$11.47
Number of accumulation units outstanding at end of period	294,040	348,882	385,500	393,434	381,208	376,096	570,427	579,334	589,751	262,708
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$18.91	$19.36	$19.20	$18.23	$16.03	$15.40	$13.52	$9.08	$11.75	$11.42
Value at end of period	$21.61	$18.91	$19.36	$19.20	$18.23	$16.03	$15.40	$13.52	$9.08	$11.75
Number of accumulation units outstanding at end of period	7,297	4,720	7,357	7,035	7,800	5,383	6,049	6,376	3,073	11
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$22.34	$22.22	$19.57	$14.77	$12.94	$12.99	$11.44	$9.31	$14.87	$15.59
Value at end of period	$24.56	$22.34	$22.22	$19.57	$14.77	$12.94	$12.99	$11.44	$9.31	$14.87
Number of accumulation units outstanding at end of period	44,842	36,264	32,206	31,913	37,581	38,953	136,641	178,682	188,676	46,123
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$42.96	$43.87	$40.16	$29.94	$25.51	$25.89	$21.30	$16.22	$26.05	$27.78
Value at end of period	$50.60	$42.96	$43.87	$40.16	$29.94	$25.51	$25.89	$21.30	$16.22	$26.05
Number of accumulation units outstanding at end of period	37,073	37,900	38,232	42,851	43,015	43,620	120,366	254,397	247,422	127,979
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.96	$31.05	$29.53	$20.76	$18.53	$18.72	$15.28	$12.28	$18.54	$19.83
Value at end of period	$38.03	$29.96	$31.05	$29.53	$20.76	$18.53	$18.72	$15.28	$12.28	$18.54
Number of accumulation units outstanding at end of period	23,678	22,478	24,001	25,095	24,205	24,379	48,159	138,722	145,901	120,154

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$23.02	$22.95	$21.58	$21.67	$19.87	$18.53	$16.92	$15.21	$16.67	$15.77
Value at end of period	$23.94	$23.02	$22.95	$21.58	$21.67	$19.87	$18.53	$16.92	$15.21	$16.67
Number of accumulation units outstanding at end of period	40,739	43,592	16,172	13,800	14,029	15,783	87,057	193,048	189,956	118,510
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.49	$9.60	$10.24	$8.46	$7.15	$8.16	$7.59	$5.95	$8.89	
Value at end of period	$9.54	$9.49	$9.60	$10.24	$8.46	$7.15	$8.16	$7.59	$5.95	
Number of accumulation units outstanding at end of period	47,484	32,904	22,632	25,434	23,602	23,173	44,026	41,437	779	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.22	$18.12	$16.00	$12.26	$10.41	$10.33				
Value at end of period	$19.93	$19.22	$18.12	$16.00	$12.26	$10.41				
Number of accumulation units outstanding at end of period	215,579	238,455	260,678	41,022	47,720	37,968				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.88	$14.57	$13.28	$10.18	$8.90	$8.62	$7.25	$6.45	$9.26	$9.95
Value at end of period	$15.76	$13.88	$14.57	$13.28	$10.18	$8.90	$8.62	$7.25	$6.45	$9.26
Number of accumulation units outstanding at end of period	216,426	249,627	268,313	258,904	266,003	254,646	223,254	582,644	605,802	308,523
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$29.01	$28.94	$26.67	$20.27	$17.80	$17.95	$13.81	$9.79	$15.75	$15.90
Value at end of period	$31.02	$29.01	$28.94	$26.67	$20.27	$17.80	$17.95	$13.81	$9.79	$15.75
Number of accumulation units outstanding at end of period	14,578	29,920	25,211	26,686	14,040	11,438	30,161	46,066	39,349	2,350
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.27									
Value at end of period	$10.20									
Number of accumulation units outstanding at end of period	1,656									
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.74	$16.85	$14.65	$11.25	$10.21	$10.70	$9.24	$7.45	$11.41	$12.08
Value at end of period	$18.16	$16.74	$16.85	$14.65	$11.25	$10.21	$10.70	$9.24	$7.45	$11.41
Number of accumulation units outstanding at end of period	30,842	35,747	35,743	35,025	34,480	39,950	47,153	44,616	39,837	1,540
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.78	$24.97	$22.14	$16.82	$14.74	$14.19	$12.61	$10.72		
Value at end of period	$28.46	$26.78	$24.97	$22.14	$16.82	$14.74	$14.19	$12.61		
Number of accumulation units outstanding at end of period	8,892	4,638	2,998	1,287	484	238	63	479		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.35	$16.06	$14.27	$10.84	$9.41	$9.20	$8.22	$6.96		
Value at end of period	$18.08	$16.35	$16.06	$14.27	$10.84	$9.41	$9.20	$8.22		
Number of accumulation units outstanding at end of period	10,043	6,375	4,727	2,246	2,655	2,792	4,857	1,174		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$21.50	$22.41	$20.03	$15.28	$13.22	$13.19	$12.30			
Value at end of period	$24.72	$21.50	$22.41	$20.03	$15.28	$13.22	$13.19			
Number of accumulation units outstanding at end of period	4,265	4,924	7,553	3,049	820	755	706			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.43	$12.90	$16.18	$15.78	$18.17	$24.44	$27.07	$26.78
Value at end of period			$12.90	$16.18	$15.78	$18.17	$24.44	$27.07	$26.78	$28.52
Number of accumulation units outstanding at end of period			929	1,077	2,713	2,818	2,280	3,470	3,484	2,112
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$8.69	$10.38	$10.15	$11.85	$15.85	$17.81	$17.26
Value at end of period				$10.38	$10.15	$11.85	$15.85	$17.81	$17.26	$19.51
Number of accumulation units outstanding at end of period				106	106	800	833	2,908	2,936	3,941
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$9.00	$11.12	$10.65	$12.33	$17.05	$17.84	$16.98
Value at end of period				$11.12	$10.65	$12.33	$17.05	$17.84	$16.98	$20.50
Number of accumulation units outstanding at end of period				3,166	1,667	2,485	2,627	3,275	2,654	3,822
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period		$10.27	$6.71	$8.77	$11.57	$11.63	$13.36	$18.52	$19.50	$19.27
Value at end of period		$6.71	$8.77	$11.57	$11.63	$13.36	$18.52	$19.50	$19.27	$21.78
Number of accumulation units outstanding at end of period		370,460	354,565	326,577	7,066	7,793	9,139	8,683	8,084	1,967
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$22.91	$21.38	$14.69	$18.69	$23.17	$22.53	$25.72	$35.33	$37.53	$37.12
Value at end of period	$21.38	$14.69	$18.69	$23.17	$22.53	$25.72	$35.33	$37.53	$37.12	$46.08
Number of accumulation units outstanding at end of period	15,179	138,577	169,567	97,110	45,725	44,856	39,957	33,983	31,608	25,330
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.42	$12.86	$8.48	$10.63	$12.06	$11.65	$13.18	$15.28	$16.09	$16.02
Value at end of period	$12.86	$8.48	$10.63	$12.06	$11.65	$13.18	$15.28	$16.09	$16.02	$16.92
Number of accumulation units outstanding at end of period	24,351	103,084	159,045	103,318	74,720	52,976	285,489	289,082	295,560	291,373
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.96	$13.30	$8.36	$10.69	$12.21	$11.61	$13.33	$15.99	$16.85	$16.72
Value at end of period	$13.30	$8.36	$10.69	$12.21	$11.61	$13.33	$15.99	$16.85	$16.72	$17.71
Number of accumulation units outstanding at end of period	27,960	113,613	187,609	86,872	60,602	57,288	255,412	265,719	264,465	303,086
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.66	$13.73	$8.23	$10.66	$12.23	$11.57	$13.32	$16.39	$17.34	$17.12
Value at end of period	$13.73	$8.23	$10.66	$12.23	$11.57	$13.32	$16.39	$17.34	$17.12	$18.16
Number of accumulation units outstanding at end of period	24,327	100,304	188,721	66,476	72,176	78,806	126,327	136,953	127,288	132,888
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.38	$12.63	$15.56	$16.48	$16.29
Value at end of period						$12.63	$15.56	$16.48	$16.29	$17.28
Number of accumulation units outstanding at end of period						1,734	4,589	7,261	12,709	21,505
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$9.37	$9.42	$10.68	$12.32	$13.06	$12.96
Value at end of period					$9.42	$10.68	$12.32	$13.06	$12.96	$13.74
Number of accumulation units outstanding at end of period					144	198	245	288	320	342

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.70	$11.64	$9.68	$11.31	$12.35	$12.36	$13.53	$14.43	$15.21	$15.18
Value at end of period	$11.64	$9.68	$11.31	$12.35	$12.36	$13.53	$14.43	$15.21	$15.18	$15.81
Number of accumulation units outstanding at end of period	56,354	91,871	88,528	2,977	0	0	13,561	13,979	129,702	109,448
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$11.05	$11.30	$12.34	$12.98	$12.90
Value at end of period						$11.30	$12.34	$12.98	$12.90	$13.61
Number of accumulation units outstanding at end of period						27	9,214	9,568	9,876	10,172
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$14.69	$15.03	$11.45	$13.46	$14.90	$15.12	$16.94	$18.93	$20.12	$20.02
Value at end of period	$15.03	$11.45	$13.46	$14.90	$15.12	$16.94	$18.93	$20.12	$20.02	$21.10
Number of accumulation units outstanding at end of period	7,354	34,021	31,603	32,301	13,471	13,093	15,034	12,356	13,497	2,610
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.64	$14.13	$9.01	$11.25	$12.68	$12.27	$14.07	$17.17	$18.25	$17.98
Value at end of period	$14.13	$9.01	$11.25	$12.68	$12.27	$14.07	$17.17	$18.25	$17.98	$19.16
Number of accumulation units outstanding at end of period	3,078	37,172	39,376	36,877	39,951	41,286	37,516	38,226	62,909	60,183
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.70	$14.38	$9.96	$12.10	$13.52	$13.40	$15.18	$17.64	$18.77	$18.60
Value at end of period	$14.38	$9.96	$12.10	$13.52	$13.40	$15.18	$17.64	$18.77	$18.60	$19.78
Number of accumulation units outstanding at end of period	8,094	52,428	55,566	31,739	22,138	20,955	20,548	21,760	21,163	22,452
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.82	$10.25	$10.82	$11.45	$12.24	$12.67	$12.31	$12.97	$12.97
Value at end of period		$10.25	$10.82	$11.45	$12.24	$12.67	$12.31	$12.97	$12.97	$13.23
Number of accumulation units outstanding at end of period		1,543	7,961	9,820	16,101	18,778	20,211	23,404	28,272	31,413
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.52	$15.93	$11.66	$15.78	$19.19	$18.53	$21.50	$28.15	$31.57	$30.93
Value at end of period	$15.93	$11.66	$15.78	$19.19	$18.53	$21.50	$28.15	$31.57	$30.93	$38.25
Number of accumulation units outstanding at end of period	2,846	10,525	11,808	8,897	10,382	14,945	18,154	20,847	18,290	22,911
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.25	$19.31	$11.31	$15.24	$19.23	$19.59	$23.38	$32.36	$33.66	$31.87
Value at end of period	$19.31	$11.31	$15.24	$19.23	$19.59	$23.38	$32.36	$33.66	$31.87	$33.47
Number of accumulation units outstanding at end of period	26,297	42,300	42,073	16,501	15,243	16,180	17,450	18,094	16,418	13,405
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.75	$6.72	$8.96	$10.40	$9.83	$12.36	$12.81	$14.57	$14.32
Value at end of period		$6.72	$8.96	$10.40	$9.83	$12.36	$12.81	$14.57	$14.32	$14.40
Number of accumulation units outstanding at end of period		76,690	80,001	3,908	5,800	6,583	6,771	8,101	5,108	5,818
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$11.37	$6.22	$8.43	$10.76	$11.74	$13.53	$13.76	$17.82	$18.29
Value at end of period		$6.22	$8.43	$10.76	$11.74	$13.53	$13.76	$17.82	$18.29	$19.01
Number of accumulation units outstanding at end of period		8,764	9,684	16,748	25,119	28,176	19,494	22,618	20,835	21,713

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.55	$22.27	$13.49	$17.71	$19.78	$18.80	$21.04	$28.27	$31.80	$32.64
Value at end of period	$22.27	$13.49	$17.71	$19.78	$18.80	$21.04	$28.27	$31.80	$32.64	$35.28
Number of accumulation units outstanding at end of period	1,101	6,384	7,515	7,636	6,097	6,946	4,874	4,378	4,193	4,492
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.13	$6.84	$8.50	$10.62	$10.30	$11.73	$16.36	$17.02	$16.47
Value at end of period		$6.84	$8.50	$10.62	$10.30	$11.73	$16.36	$17.02	$16.47	$20.31
Number of accumulation units outstanding at end of period		153	190	1,511	2,293	2,487	2,509	2,454	8,611	10,323
VY® FMRˢᴹ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.02	$15.16	$9.20	$12.76	$16.33	$14.50	$16.57	$22.47	$23.75	$23.29
Value at end of period	$15.16	$9.20	$12.76	$16.33	$14.50	$16.57	$22.47	$23.75	$23.29	$25.95
Number of accumulation units outstanding at end of period	5,092	7,926	16,015	11,751	11,856	15,168	10,640	9,792	7,625	8,109
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.61	$9.25	$11.85	$13.61	$13.28	$15.71	$21.15	$23.01	$21.57
Value at end of period	$14.61	$9.25	$11.85	$13.61	$13.28	$15.71	$21.15	$23.01	$21.57	$25.34
Number of accumulation units outstanding at end of period	4,642	24,161	21,203	17,067	17,983	15,242	19,183	11,844	11,149	10,555
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.11	$12.50	$9.55	$11.68	$13.08	$12.90	$14.51	$18.07	$19.63	$19.17
Value at end of period	$12.50	$9.55	$11.68	$13.08	$12.90	$14.51	$18.07	$19.63	$19.17	$22.03
Number of accumulation units outstanding at end of period	177,948	895,039	955,201	842,148	27,527	32,418	35,481	36,095	29,801	22,214
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$12.22	$8.88	$10.98	$12.31	$12.01	$13.72	$18.31	$20.10	$19.45
Value at end of period		$8.88	$10.98	$12.31	$12.01	$13.72	$18.31	$20.10	$19.45	$23.26
Number of accumulation units outstanding at end of period		8,131	12,171	5,079	5,054	3,775	5,525	4,095	3,417	4,513
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$21.68	$25.22	$12.25	$20.96	$25.13	$20.48	$24.32	$22.86	$23.00	$19.31
Value at end of period	$25.22	$12.25	$20.96	$25.13	$20.48	$24.32	$22.86	$23.00	$19.31	$21.74
Number of accumulation units outstanding at end of period	6	5,401	8,089	7,788	6,796	5,300	6,220	6,223	7,996	12,554
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$19.42	$18.44	$12.31	$15.42	$18.91	$19.20	$22.97	$30.12	$34.54	$33.39
Value at end of period	$18.44	$12.31	$15.42	$18.91	$19.20	$22.97	$30.12	$34.54	$33.39	$38.18
Number of accumulation units outstanding at end of period	5,385	11,787	10,554	5,423	5,805	6,998	11,603	11,886	10,617	7,913
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$12.63	$9.05	$11.49	$14.51	$14.28	$16.90	$23.40	$25.28	$24.28
Value at end of period		$9.05	$11.49	$14.51	$14.28	$16.90	$23.40	$25.28	$24.28	$29.43
Number of accumulation units outstanding at end of period		1,075	818	1,042	2,183	2,953	7,723	5,548	5,971	6,094
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.82	$14.68	$8.74	$12.16	$14.07	$12.89	$15.64	$19.82	$20.22	$20.99
Value at end of period	$14.68	$8.74	$12.16	$14.07	$12.89	$15.64	$19.82	$20.22	$20.99	$20.97
Number of accumulation units outstanding at end of period	260,194	777,795	748,437	527,317	127,648	125,842	125,328	115,054	109,625	91,262
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.11	$11.26	$7.93	$13.21	$15.67	$15.51	$17.97	$20.13	$20.14	$19.15
Value at end of period	$11.26	$7.93	$13.21	$15.67	$15.51	$17.97	$20.13	$20.14	$19.15	$21.82
Number of accumulation units outstanding at end of period	11	487	5,093	6,113	8,235	7,715	6,841	5,202	3,056	3,225

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.58	$13.09	$9.46	$12.57	$14.29	$14.66	$16.73	$20.38	$22.79	$23.91
Value at end of period	$13.09	$9.46	$12.57	$14.29	$14.66	$16.73	$20.38	$22.79	$23.91	$25.76
Number of accumulation units outstanding at end of period	62,812	167,505	217,293	46,121	44,656	51,267	66,437	66,760	77,862	79,584
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.48	$13.76	$7.80	$11.38	$14.59	$14.00	$16.21	$21.85	$24.36	$24.78
Value at end of period	$13.76	$7.80	$11.38	$14.59	$14.00	$16.21	$21.85	$24.36	$24.78	$26.54
Number of accumulation units outstanding at end of period	76,716	188,321	184,692	114,069	77,784	81,331	80,205	80,958	72,845	59,161
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.36	$18.87	$12.10	$15.07	$17.28	$17.07	$19.95	$25.80	$27.64	$25.66
Value at end of period	$18.87	$12.10	$15.07	$17.28	$17.07	$19.95	$25.80	$27.64	$25.66	$30.39
Number of accumulation units outstanding at end of period	13,793	25,956	32,001	16,403	18,111	19,591	20,774	18,525	17,868	17,887
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.77	$17.28	$9.95	$14.19	$16.53	$16.30	$19.33	$26.84	$29.08	$32.13
Value at end of period	$17.28	$9.95	$14.19	$16.53	$16.30	$19.33	$26.84	$29.08	$32.13	$32.51
Number of accumulation units outstanding at end of period	200,701	289,013	276,585	97,603	56,616	60,508	63,797	57,003	53,094	48,155
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$17.81	$9.36	$12.84	$14.57	$12.73	$15.07	$17.18	$16.94	$16.73
Value at end of period		$9.36	$12.84	$14.57	$12.73	$15.07	$17.18	$16.94	$16.73	$17.00
Number of accumulation units outstanding at end of period		2,967	2,167	2,870	2,955	4,582	4,325	3,446	4,067	4,098
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.21	$6.33	$8.34	$9.05	$7.94	$9.41	$11.29	$10.51	$10.13
Value at end of period		$6.33	$8.34	$9.05	$7.94	$9.41	$11.29	$10.51	$10.13	$10.29
Number of accumulation units outstanding at end of period		54,110	68,724	59,000	41,985	56,506	47,634	52,141	53,992	44,033
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.69	$6.83	$9.01	$9.68	$9.10	$11.05	$14.39	$13.95	$12.86
Value at end of period		$6.83	$9.01	$9.68	$9.10	$11.05	$14.39	$13.95	$12.86	$14.22
Number of accumulation units outstanding at end of period		398	1,474	2,321	4,220	4,557	6,639	4,544	4,597	3,748
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.06	$10.55	$5.72	$8.54	$10.64	$9.05	$10.97	$13.39	$12.76	$12.73
Value at end of period	$10.55	$5.72	$8.54	$10.64	$9.05	$10.97	$13.39	$12.76	$12.73	$12.52
Number of accumulation units outstanding at end of period	1,992	6,521	8,016	9,674	11,488	8,992	5,477	5,313	6,176	7,063
WANGER SELECT										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.81	$16.46	$8.36	$13.85	$17.48	$14.34	$16.94	$22.73	$23.38	$23.36
Value at end of period	$16.46	$8.36	$13.85	$17.48	$14.34	$16.94	$22.73	$23.38	$23.36	$26.41
Number of accumulation units outstanding at end of period	72,244	104,463	110,640	12,185	12,201	12,375	13,858	12,880	8,672	7,839
WANGER USA										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.64	$14.60	$8.78	$12.45	$15.31	$14.73	$17.63	$23.51	$24.56	$24.33
Value at end of period	$14.60	$8.78	$12.45	$15.31	$14.73	$17.63	$23.51	$24.56	$24.33	$27.58
Number of accumulation units outstanding at end of period	45,718	54,768	57,103	8,922	8,022	7,994	8,283	6,648	5,467	5,789
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.21	$13.68	$9.12	$10.82	$12.22	$13.04	$14.62	$19.22	$21.30	$21.19
Value at end of period	$13.68	$9.12	$10.82	$12.22	$13.04	$14.62	$19.22	$21.30	$21.19	$23.94
Number of accumulation units outstanding at end of period	77,601	154,599	163,758	54,243	50,887	55,989	56,662	56,954	58,385	56,303

Condensed Financial Information (continued)

TABLE 7

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)
(Funds were first received in this option during October 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$25.99	$23.16	$15.76	$20.41	$24.94	$24.33	$27.52	$37.89	$40.55	$38.59
Value at end of period	$23.16	$15.76	$20.41	$24.94	$24.33	$27.52	$37.89	$40.55	$38.59	$49.59
Number of accumulation units outstanding at end of period	41,376	52,239	53,015	7,895	7,814	7,621	7,911	7,890	8,537	8,552

CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.75	$14.08	$9.64	$12.03	$13.44	$14.01	$15.42	$18.14	$19.81	$19.31
Value at end of period	$14.08	$9.64	$12.03	$13.44	$14.01	$15.42	$18.14	$19.81	$19.31	$20.75
Number of accumulation units outstanding at end of period	211	211	211	211	187	187	187	187	187	187

EUROPACIFIC GROWTH FUND® (CLASS R-4)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$16.87	$19.98	$11.84	$16.41	$17.89	$15.40	$18.30	$21.91	$21.26	$21.01
Value at end of period	$19.98	$11.84	$16.41	$17.89	$15.40	$18.30	$21.91	$21.26	$21.01	$21.08
Number of accumulation units outstanding at end of period	10,404	3,482	1,790	1,479	2,032	1,625	381	7,711	8,424	8,306

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$19.97	$23.40	$13.41	$18.13	$21.18	$20.57	$23.86	$31.22	$34.83	$34.94
Value at end of period	$23.40	$13.41	$18.13	$21.18	$20.57	$23.86	$31.22	$34.83	$34.94	$37.60
Number of accumulation units outstanding at end of period	58,605	25,935	24,727	22,201	18,953	16,639	10,508	6,918	6,917	6,911

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$16.33	$16.52	$9.44	$12.25	$14.05	$14.14	$16.53	$21.11	$22.87	$21.88
Value at end of period	$16.52	$9.44	$12.25	$14.05	$14.14	$16.53	$21.11	$22.87	$21.88	$25.74
Number of accumulation units outstanding at end of period	19,791	11,582	9,352	8,244	6,803	6,296	4,868	4,121	4,123	3,384

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.95	$16.38	$8.63	$11.03	$13.64	$13.62	$15.57	$21.15	$23.46	$25.06
Value at end of period	$16.38	$8.63	$11.03	$13.64	$13.62	$15.57	$21.15	$23.46	$25.06	$25.17
Number of accumulation units outstanding at end of period	38,850	25,554	21,537	17,805	14,211	12,881	10,849	10,316	9,516	9,068

FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$15.26	$17.84	$9.99	$12.60	$14.20	$11.72	$14.10	$18.33	$16.79	$17.34
Value at end of period	$17.84	$9.99	$12.60	$14.20	$11.72	$14.10	$18.33	$16.79	$17.34	$16.40
Number of accumulation units outstanding at end of period	9,400	6,359	2,690	3,307	3,088	1,442	848	848	848	849

FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$19.17	$18.65	$12.45	$16.02	$20.47	$19.63	$23.16	$31.44	$31.51	$29.08
Value at end of period	$18.65	$12.45	$16.02	$20.47	$19.63	$23.16	$31.44	$31.51	$29.08	$37.73
Number of accumulation units outstanding at end of period	1,372	1,089	0	0	0	0	0	3,818	3,199	4,320

INVESCO V.I. CORE EQUITY FUND (SERIES I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$10.67	$11.49	$8.00	$10.23	$11.17	$11.12	$12.62	$16.26	$17.52	$16.45
Value at end of period	$11.49	$8.00	$10.23	$11.17	$11.12	$12.62	$16.26	$17.52	$16.45	$18.08
Number of accumulation units outstanding at end of period	2,060	2,047	1,015	1,000	1,073	1,073	1,072	1,072	1,072	1,072

LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$15.63	$15.66	$9.47	$11.94	$14.93	$14.28	$16.30	$21.17	$23.52	$22.55
Value at end of period	$15.66	$9.47	$11.94	$14.93	$14.28	$16.30	$21.17	$23.52	$22.55	$26.16
Number of accumulation units outstanding at end of period	2,882	1,591	672	672	131	131	131	96	96	96

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.12	$17.42	$10.79	$14.78	$16.60	$15.28	$18.39	$23.23	$23.89	$25.06
Value at end of period	$17.42	$10.79	$14.78	$16.60	$15.28	$18.39	$23.23	$23.89	$25.06	$25.43
Number of accumulation units outstanding at end of period	1,676	1,881	2,129	2,344	2,553	2,768	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$90.52	$83.81	$71.77
Value at end of period								$83.81	$71.77	$76.45
Number of accumulation units outstanding at end of period								6,762	6,849	6,974
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$16.78	$17.49	$17.34
Value at end of period								$17.49	$17.34	$18.29
Number of accumulation units outstanding at end of period								28	28	28
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.09	$12.21	$11.31	$13.34	$14.38	$16.00	$17.34	$15.68	$16.11	$15.62
Value at end of period	$12.21	$11.31	$13.34	$14.38	$16.00	$17.34	$15.68	$16.11	$15.62	$16.37
Number of accumulation units outstanding at end of period	1,151	1,243	2,179	1,445	1,118	1,972	0	4,832	6,356	11,124
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.69	$12.81	$5.33	$9.28	$10.72	$8.18	$9.13	$8.92	$7.77	$6.56
Value at end of period	$12.81	$5.33	$9.28	$10.72	$8.18	$9.13	$8.92	$7.77	$6.56	$6.95
Number of accumulation units outstanding at end of period	21	96	0	0	0	0	0	0	0	0
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.64	$12.41	$7.98	$12.77	$15.02	$14.72	$17.02	$19.01	$18.95	$18.15
Value at end of period	$12.41	$7.98	$12.77	$15.02	$14.72	$17.02	$19.01	$18.95	$18.15	$20.66
Number of accumulation units outstanding at end of period	71	91	122	174	220	271	0	0	0	0
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$10.28	$10.45	$8.92	$10.85	$13.98	$14.19	$14.51
Value at end of period				$10.45	$8.92	$10.85	$13.98	$14.19	$14.51	$15.29
Number of accumulation units outstanding at end of period				269	269	269	0	0	0	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$21.55	$21.32	$22.58	$26.74	$30.03	$29.21	$33.71	$34.34	$34.76	$33.16
Value at end of period	$21.32	$22.58	$26.74	$30.03	$29.21	$33.71	$34.34	$34.76	$33.16	$35.11
Number of accumulation units outstanding at end of period	945	1,022	997	1,236	1,234	1,435	82	8,882	8,379	7,916
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$9.50	$10.01	$10.70	$11.36	$11.98	$11.70	$12.31	$12.30
Value at end of period			$10.01	$10.70	$11.36	$11.98	$11.70	$12.31	$12.30	$12.59
Number of accumulation units outstanding at end of period			1,053	0	0	0	0	0	0	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.69	$15.13	$9.18	$12.31	$13.78	$13.06	$15.69	$20.92	$22.78	$23.91
Value at end of period	$15.13	$9.18	$12.31	$13.78	$13.06	$15.69	$20.92	$22.78	$23.91	$25.84
Number of accumulation units outstanding at end of period	1,181	1,336	1,517	1,677	1,831	3,358	409	409	409	409
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.02	$15.80	$11.32	$13.45	$15.30	$15.05	$17.04	$19.82	$20.97	$20.51
Value at end of period	$15.80	$11.32	$13.45	$15.30	$15.05	$17.04	$19.82	$20.97	$20.51	$22.04
Number of accumulation units outstanding at end of period	14,281	12,253	9,862	3,958	2,794	2,211	2,211	2,103	2,103	1,888

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.11	$14.80	$14.95	$15.63	$14.54	$14.07	$12.18	$9.95	$11.94	$10.90
Value at end of period	$14.95	$14.11	$14.80	$14.95	$15.63	$14.54	$14.07	$12.18	$9.95	$11.94
Number of accumulation units outstanding at end of period	2,538	2,598	2,627	2,599	2,645	2,737	2,394	3,457	3,311	11,915
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.42	$10.03								
Value at end of period	$9.95	$9.42								
Number of accumulation units outstanding at end of period	782	943								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98	$13.66	$13.04
Value at end of period	$13.71	$13.73	$13.78	$13.82	$13.87	$13.91	$13.96	$13.97	$13.98	$13.66
Number of accumulation units outstanding at end of period	34,773	25,858	41,762	6,315	24,846	32,249	43,752	46,061	88,510	85,032
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.94	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09	$11.41	$10.67
Value at end of period	$18.53	$16.94	$17.25	$15.63	$12.01	$10.41	$10.47	$9.21	$7.09	$11.41
Number of accumulation units outstanding at end of period	96,796	104,140	113,381	58,440	58,009	69,217	79,285	77,119	89,124	136,998
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$18.81	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49	$8.61		
Value at end of period	$21.48	$18.81	$19.27	$19.11	$18.16	$15.98	$15.36	$13.49		
Number of accumulation units outstanding at end of period	0	0	0	0	794	794	794	1,648		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.14	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26	$14.80	$14.14
Value at end of period	$24.33	$22.14	$22.04	$19.42	$14.66	$12.86	$12.91	$11.37	$9.26	$14.80
Number of accumulation units outstanding at end of period	7,260	7,989	7,988	8,242	11,910	12,360	36,464	41,410	25,117	35,735
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$42.58	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13	$25.93	$24.66
Value at end of period	$50.13	$42.58	$43.51	$39.85	$29.72	$25.34	$25.72	$21.17	$16.13	$25.93
Number of accumulation units outstanding at end of period	5,544	5,471	5,633	622	840	1,700	14,634	14,516	2,814	8,033
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$29.69	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21	$18.45	$19.75
Value at end of period	$37.68	$29.69	$30.79	$29.30	$20.61	$18.40	$18.60	$15.20	$12.21	$18.45
Number of accumulation units outstanding at end of period	14	14	14	79	376	1,161	1,491	1,490	1,644	4,818
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.82	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13	$16.59	$15.70
Value at end of period	$23.72	$22.82	$22.76	$21.41	$21.51	$19.74	$18.42	$16.82	$15.13	$16.59
Number of accumulation units outstanding at end of period	16,623	16,887	16,350	1,589	3,573	3,465	3,612	3,550	5,568	12,107
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.46	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58	$6.96		
Value at end of period	$9.50	$9.46	$9.57	$10.21	$8.44	$7.13	$8.15	$7.58		
Number of accumulation units outstanding at end of period	40	207	207	207	207	275	275	275		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.17	$18.09	$15.98	$12.24	$10.40	$10.33				
Value at end of period	$19.86	$19.17	$18.09	$15.98	$12.24	$10.40				
Number of accumulation units outstanding at end of period	87,125	89,712	98,829	10,846	11,252	12,554				

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.45	$9.25	$6.44	$7.23	$8.60	$8.87	$10.14	$13.23	$14.51	$13.82
Value at end of period	$9.25	$6.44	$7.23	$8.60	$8.87	$10.14	$13.23	$14.51	$13.82	$15.68
Number of accumulation units outstanding at end of period	11,223	1,937	2,375	1,754	1,785	1,926	5	0	0	0
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2011)										
Value at beginning of period					$19.59	$17.71	$20.16	$26.51	$28.75	$28.80
Value at end of period					$17.71	$20.16	$26.51	$28.75	$28.80	$30.78
Number of accumulation units outstanding at end of period					40	40	0	23,583	22,964	22,957
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$17.78	$19.37	$19.13
Value at end of period								$19.37	$19.13	$21.61
Number of accumulation units outstanding at end of period								2,261	2,600	1,384
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.16	$21.27	$14.62	$18.58	$23.03	$22.38	$25.54	$35.06	$37.22	$36.80
Value at end of period	$21.27	$14.62	$18.58	$23.03	$22.38	$25.54	$35.06	$37.22	$36.80	$45.65
Number of accumulation units outstanding at end of period	8,894	3,758	2,158	2,112	1,902	1,276	862	12,372	12,198	12,195
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.31	$12.84	$8.46	$10.60	$12.02	$11.61	$13.13	$15.22	$16.01	$15.94
Value at end of period	$12.84	$8.46	$10.60	$12.02	$11.61	$13.13	$15.22	$16.01	$15.94	$16.82
Number of accumulation units outstanding at end of period	186,431	205,625	208,947	220,355	228,952	237,708	6,057	45,975	51,372	61,474
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.66	$13.29	$8.34	$10.67	$12.18	$11.58	$13.28	$15.92	$16.77	$16.63
Value at end of period	$13.29	$8.34	$10.67	$12.18	$11.58	$13.28	$15.92	$16.77	$16.63	$17.60
Number of accumulation units outstanding at end of period	116,662	139,377	150,258	166,923	181,697	193,124	0	19,539	23,198	27,011
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.01	$13.71	$8.22	$10.63	$12.20	$11.53	$13.27	$16.32	$17.26	$17.03
Value at end of period	$13.71	$8.22	$10.63	$12.20	$11.53	$13.27	$16.32	$17.26	$17.03	$18.06
Number of accumulation units outstanding at end of period	12,540	16,963	23,400	28,191	34,067	38,359	0	10,756	11,167	15,788
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$11.08	$11.59	$10.96	$12.62	$15.53	$16.44	$16.24
Value at end of period				$11.59	$10.96	$12.62	$15.53	$16.44	$16.24	$17.23
Number of accumulation units outstanding at end of period				46	966	1,205	0	0	0	432
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$11.63	$9.66	$11.28	$12.32	$12.32	$13.48	$14.37	$15.14	$15.10
Value at end of period	$11.63	$9.66	$11.28	$12.32	$12.32	$13.48	$14.37	$15.14	$15.10	$15.72
Number of accumulation units outstanding at end of period	6,466	5,921	6,531	5,426	26,425	8,118	0	2,967	13,198	13,606
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.19	$14.96	$11.39	$13.38	$14.81	$15.02	$16.81	$18.78	$19.96	$19.84
Value at end of period	$14.96	$11.39	$13.38	$14.81	$15.02	$16.81	$18.78	$19.96	$19.84	$20.90
Number of accumulation units outstanding at end of period	629	417	220	220	178	178	178	178	178	119
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.44	$14.07	$8.96	$11.18	$12.60	$12.19	$13.97	$17.04	$18.10	$17.82
Value at end of period	$14.07	$8.96	$11.18	$12.60	$12.19	$13.97	$17.04	$18.10	$17.82	$18.99
Number of accumulation units outstanding at end of period	3,376	3,378	1,090	1,090	1,090	1,045	1,045	509	498	507
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.61	$14.31	$9.91	$12.03	$13.43	$13.31	$15.07	$17.51	$18.61	$18.44
Value at end of period	$14.31	$9.91	$12.03	$13.43	$13.31	$15.07	$17.51	$18.61	$18.44	$19.60
Number of accumulation units outstanding at end of period	3,904	3,585	3,162	2,398	2,079	1,250	938	671	671	379

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.23	$13.88	$8.70	$10.94	$12.51	$12.69	$14.64	$19.26	$21.76	$21.93
Value at end of period	$13.88	$8.70	$10.94	$12.51	$12.69	$14.64	$19.26	$21.76	$21.93	$24.40
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.41	$15.88	$11.62	$15.72	$19.11	$18.44	$21.38	$27.99	$31.37	$30.72
Value at end of period	$15.88	$11.62	$15.72	$19.11	$18.44	$21.38	$27.99	$31.37	$30.72	$37.97
Number of accumulation units outstanding at end of period	116	11	8	8	8	8	8	6,352	6,952	7,615
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.21	$19.25	$11.27	$15.19	$19.14	$19.50	$23.25	$32.17	$33.45	$31.66
Value at end of period	$19.25	$11.27	$15.19	$19.14	$19.50	$23.25	$32.17	$33.45	$31.66	$33.23
Number of accumulation units outstanding at end of period	4,560	1,446	550	172	172	172	172	172	172	172
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$16.00	$17.75	$18.21
Value at end of period								$17.75	$18.21	$18.91
Number of accumulation units outstanding at end of period								774	3,918	4,003
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$17.75	$17.64	$19.69	$18.71	$20.93	$28.10	$31.59	$32.41
Value at end of period			$17.64	$19.69	$18.71	$20.93	$28.10	$31.59	$32.41	$35.02
Number of accumulation units outstanding at end of period			6	6	6	6	6	6	6	6
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$15.46	$15.13	$9.18	$12.73	$16.28	$14.45	$16.51	$22.37	$23.64	$23.17
Value at end of period	$15.13	$9.18	$12.73	$16.28	$14.45	$16.51	$22.37	$23.64	$23.17	$25.80
Number of accumulation units outstanding at end of period	1,450	0	0	0	0	0	0	0	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.96	$14.56	$9.22	$11.81	$13.55	$13.22	$15.63	$21.03	$22.87	$21.43
Value at end of period	$14.56	$9.22	$11.81	$13.55	$13.22	$15.63	$21.03	$22.87	$21.43	$25.15
Number of accumulation units outstanding at end of period	248	317	406	476	550	406	405	406	405	406
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.09	$12.48	$9.84	$12.03	$13.47	$13.27	$14.92	$18.58	$19.53	$19.07
Value at end of period	$12.48	$9.84	$12.03	$13.47	$13.27	$14.92	$18.58	$19.53	$19.07	$21.90
Number of accumulation units outstanding at end of period	35,553	16,732	13,962	12,300	10,403	9,698	8,270	8,426	8,421	8,327
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2011)										
Value at beginning of period					$13.29	$11.97	$13.66	$18.23	$20.00	$19.35
Value at end of period					$11.97	$13.66	$18.23	$20.00	$19.35	$23.12
Number of accumulation units outstanding at end of period					188	0	0	0	0	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.03	$18.39	$12.27	$15.37	$18.83	$19.10	$22.85	$29.95	$34.32	$33.16
Value at end of period	$18.39	$12.27	$15.37	$18.83	$19.10	$22.85	$29.95	$34.32	$33.16	$37.90
Number of accumulation units outstanding at end of period	3,214	1,631	1,232	1,343	1,447	2,470	92	92	92	92
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.12	$12.94	$9.03	$11.46	$14.47	$14.23	$16.83	$23.30	$25.16	$24.15
Value at end of period	$12.94	$9.03	$11.46	$14.47	$14.23	$16.83	$23.30	$25.16	$24.15	$29.26
Number of accumulation units outstanding at end of period	1,981	2,374	2,375	2,561	2,730	2,900	0	0	0	0

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.88	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72	$14.66	$13.81
Value at end of period	$20.85	$20.88	$20.88	$20.48	$16.17	$13.33	$14.56	$12.13	$8.72	$14.66
Number of accumulation units outstanding at end of period	19,786	20,320	21,857	24,567	28,622	32,266	44,228	48,674	57,029	77,524
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.06	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18	$11.07		
Value at end of period	$21.70	$19.06	$20.05	$20.05	$17.91	$15.47	$15.63	$13.18		
Number of accumulation units outstanding at end of period	7,500	4,940	3,574	0	0	0	0	904		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.78	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44	$13.07	$13.26
Value at end of period	$25.61	$23.78	$22.68	$20.29	$16.66	$14.61	$14.25	$12.54	$9.44	$13.07
Number of accumulation units outstanding at end of period	45,907	48,905	47,649	0	6,060	5,893	5,448	5,079	4,535	4,219
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.64	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78	$14.13	$12.16
Value at end of period	$26.38	$24.64	$24.94	$21.75	$16.15	$14.36	$14.96	$11.36	$7.78	$14.13
Number of accumulation units outstanding at end of period	16,484	17,020	18,566	20,475	24,515	25,919	27,058	32,557	39,391	52,730
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.50	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06	$18.83	$18.33
Value at end of period	$30.18	$25.50	$27.49	$25.67	$19.86	$17.00	$17.21	$15.03	$12.06	$18.83
Number of accumulation units outstanding at end of period	0	19,853	27,859	0	0	0	0	0	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.84	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90	$17.19	$15.70
Value at end of period	$32.21	$31.84	$28.84	$26.63	$19.19	$16.19	$16.43	$14.11	$9.90	$17.19
Number of accumulation units outstanding at end of period	4,811	4,812	4,811	5,361	5,464	6,309	7,024	7,551	10,910	26,614
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.09	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33	$10.21	
Value at end of period	$10.24	$10.09	$10.48	$11.26	$9.39	$7.93	$9.04	$8.33	$6.33	
Number of accumulation units outstanding at end of period	30,847	30,212	23,416	3,860	3,908	4,404	4,687	5,041	5,717	
WANGER SELECT										
Value at beginning of period	$23.23	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34	$16.43	$15.07
Value at end of period	$26.24	$23.23	$23.25	$22.62	$16.87	$14.29	$17.42	$13.81	$8.34	$16.43
Number of accumulation units outstanding at end of period	0	0	0	0	1,922	1,666	1,500	1,394	1,294	1,002
WANGER USA										
Value at beginning of period	$24.19	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76	$14.57	$13.88
Value at end of period	$27.41	$24.19	$24.43	$23.39	$17.55	$14.67	$15.26	$12.41	$8.76	$14.57
Number of accumulation units outstanding at end of period	0	0	0	1,194	1,194	487	487	0	0	0
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$21.06	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10	$13.66	$13.86
Value at end of period	$23.79	$21.06	$21.19	$19.13	$14.56	$12.99	$12.18	$10.79	$9.10	$13.66
Number of accumulation units outstanding at end of period	23,281	0	0	0	134	0	0	0	0	1,002

Condensed Financial Information (continued)

TABLE 8

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$21.95	$21.50	$20.60	$15.35	$13.42	$13.18				
Value at end of period	$22.30	$21.95	$21.50	$20.60	$15.35	$13.42				
Number of accumulation units outstanding at end of period	0	97	97	97	0	4				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.70	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69	$7.97		
Value at end of period	$17.90	$16.70	$16.83	$14.82	$12.12	$10.94	$11.19	$9.69		
Number of accumulation units outstanding at end of period	1,455	1,455	427	422	414	9,073	8,673	4,402		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.81	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98	$8.29		
Value at end of period	$18.30	$16.81	$17.37	$15.98	$12.37	$11.33	$11.16	$9.98		
Number of accumulation units outstanding at end of period	5,549	2,957	3,970	5,169	4,626	19,395	7,768	3,175		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.19	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75	$10.50		
Value at end of period	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72	$11.30	$10.75		
Number of accumulation units outstanding at end of period	5,805	5,602	7,222	15,249	14,454	20,751	6,968	365		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.34	$9.23								
Value at end of period	$9.95	$9.34								
Number of accumulation units outstanding at end of period	181	181								
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$28.69	$30.04	$27.18	$18.86	$15.74	$17.82	$13.04			
Value at end of period	$33.02	$28.69	$30.04	$27.18	$18.86	$15.74	$17.82			
Number of accumulation units outstanding at end of period	680	788	1,377	1,595	154	896	116			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.60	$12.11	$12.28	$9.85	$7.89	$8.54	$8.09	$5.81	$5.74	
Value at end of period	$10.44	$11.60	$12.11	$12.28	$9.85	$7.89	$8.54	$8.09	$5.81	
Number of accumulation units outstanding at end of period	2,680	4,078	2,857	4,342	3,539	961	1,808	1,148	32	
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$17.85	$20.00	$18.30	$12.71	$10.96	$11.78	$10.33			
Value at end of period	$22.06	$17.85	$20.00	$18.30	$12.71	$10.96	$11.78			
Number of accumulation units outstanding at end of period	63	63	1,360	2,732	6,153	6,341	6,002			
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.11									
Value at end of period	$10.55									
Number of accumulation units outstanding at end of period	3,962									

CFI 55

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.38	$10.11
Value at end of period									$10.11	$9.46
Number of accumulation units outstanding at end of period									10,987	814
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$12.44	$12.67	$15.86	$15.70	$17.70	$23.50	$24.91	$23.09
Value at end of period			$12.67	$15.86	$15.70	$17.70	$23.50	$24.91	$23.09	$28.13
Number of accumulation units outstanding at end of period			361	978	2,718	1,131	2,042	1,271	890	2,254
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.14	$19.59	$13.40	$16.72	$18.67	$19.44	$21.40	$25.15	$27.45	$26.74
Value at end of period	$19.59	$13.40	$16.72	$18.67	$19.44	$21.40	$25.15	$27.45	$26.74	$28.73
Number of accumulation units outstanding at end of period	1,199	5,471	5,287	6,536	7,403	3,842	3,843	3,843	3,667	2,511
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$9.00	$9.51	$10.96	$11.25	$14.59	$15.26
Value at end of period					$9.51	$10.96	$11.25	$14.59	$15.26	$16.05
Number of accumulation units outstanding at end of period					120	2,560	2,850	1,592	3,408	572
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$6.49	$6.21	$7.87	$9.12	$8.62	$9.87	$12.86	$14.31	$13.94
Value at end of period		$6.21	$7.87	$9.12	$8.62	$9.87	$12.86	$14.31	$13.94	$15.93
Number of accumulation units outstanding at end of period		391	13,829	19,996	72,667	76,185	87,896	96,052	93,936	86,612
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$6.36	$8.05	$9.86	$9.40	$10.91	$14.68	$16.38	$15.47
Value at end of period			$8.05	$9.86	$9.40	$10.91	$14.68	$16.38	$15.47	$17.55
Number of accumulation units outstanding at end of period			118	267	861	1,023	2,580	9,654	3,195	4,119
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period									$13.09	$11.84
Value at end of period									$11.84	$15.45
Number of accumulation units outstanding at end of period									107	107
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.85	$19.95	$11.81	$16.37	$17.83	$15.34	$18.22	$21.81	$21.14	$20.88
Value at end of period	$19.95	$11.81	$16.37	$17.83	$15.34	$18.22	$21.81	$21.14	$20.88	$20.94
Number of accumulation units outstanding at end of period	26,260	39,584	87,379	122,566	183,967	163,201	185,343	201,605	216,269	182,092
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.86	$36.14	$20.69	$27.97	$32.66	$31.71	$36.76	$48.07	$53.60	$53.74
Value at end of period	$36.14	$20.69	$27.97	$32.66	$31.71	$36.76	$48.07	$53.60	$53.74	$57.81
Number of accumulation units outstanding at end of period	86,087	150,860	179,245	209,225	326,308	252,378	259,968	268,657	274,283	247,796
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.76	$25.04	$14.30	$18.55	$21.27	$21.40	$25.00	$31.91	$34.55	$33.05
Value at end of period	$25.04	$14.30	$18.55	$21.27	$21.40	$25.00	$31.91	$34.55	$33.05	$38.85
Number of accumulation units outstanding at end of period	118,401	125,190	122,797	127,694	140,734	104,325	98,486	89,606	82,990	69,257
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$24.14	$23.47	$12.35	$15.78	$19.51	$19.48	$22.25	$30.21	$33.49	$35.75
Value at end of period	$23.47	$12.35	$15.78	$19.51	$19.48	$22.25	$30.21	$33.49	$35.75	$35.89
Number of accumulation units outstanding at end of period	31,461	59,880	77,201	81,623	142,448	61,840	60,233	61,700	53,041	49,197

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$25.32	$24.75	$13.85	$17.46	$19.67	$16.23	$19.51	$25.35	$23.21	$23.96
Value at end of period	$24.75	$13.85	$17.46	$19.67	$16.23	$19.51	$25.35	$23.21	$23.96	$22.65
Number of accumulation units outstanding at end of period	4,118	14,940	17,914	16,908	18,886	12,576	11,640	11,831	10,382	10,042
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.93	$18.59	$12.40	$15.95	$20.37	$19.53	$23.03	$31.25	$31.30	$28.87
Value at end of period	$18.59	$12.40	$15.95	$20.37	$19.53	$23.03	$31.25	$31.30	$28.87	$37.44
Number of accumulation units outstanding at end of period	14,164	27,274	62,253	103,075	143,074	62,380	70,897	78,281	78,878	66,875
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.04	$6.13	$8.14	$9.25	$9.03	$10.54	$13.80	$14.97	$15.41
Value at end of period		$6.13	$8.14	$9.25	$9.03	$10.54	$13.80	$14.97	$15.41	$17.26
Number of accumulation units outstanding at end of period		3,433	81,611	143,003	191,349	196,302	234,729	241,219	253,628	205,159
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$10.08	$12.33	$13.82	$12.91	$14.19	$18.26	$19.00	$18.11
Value at end of period			$12.33	$13.82	$12.91	$14.19	$18.26	$19.00	$18.11	$20.20
Number of accumulation units outstanding at end of period			4,215	5,447	5,443	1,168	2,530	1,173	1,189	825
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.19	$36.16	$50.48	$54.52	$57.02
Value at end of period						$36.16	$50.48	$54.52	$57.02	$58.08
Number of accumulation units outstanding at end of period						3,858	3,045	2,988	3,204	2,911
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.70	$11.44	$7.96	$10.18	$11.10	$11.05	$12.54	$16.14	$17.38	$16.32
Value at end of period	$11.44	$7.96	$10.18	$11.10	$11.05	$12.54	$16.14	$17.38	$16.32	$17.92
Number of accumulation units outstanding at end of period	11,140	14,950	18,002	18,663	24,308	14,991	10,697	9,525	8,244	8,175
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during September 2015)										
Value at beginning of period									$10.47	$10.51
Value at end of period									$10.51	$10.65
Number of accumulation units outstanding at end of period									127	127
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$35.81	$35.79	$40.50	$48.47	$52.38	$52.50
Value at end of period					$35.79	$40.50	$48.47	$52.38	$52.50	$54.69
Number of accumulation units outstanding at end of period					0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$23.12	$23.10	$26.98	$35.58	$39.87	$41.31
Value at end of period					$23.10	$26.98	$35.58	$39.87	$41.31	$46.23
Number of accumulation units outstanding at end of period					11	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$19.42	$18.15	$21.71	$27.77	$29.71	$28.92
Value at end of period					$18.15	$21.71	$27.77	$29.71	$28.92	$29.40
Number of accumulation units outstanding at end of period					57	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$6.15	$7.19	$9.20	$11.44	$11.19	$12.93	$17.46	$18.27	$17.55
Value at end of period		$7.19	$9.20	$11.44	$11.19	$12.93	$17.46	$18.27	$17.55	$22.05
Number of accumulation units outstanding at end of period		14	2,941	4,962	9,938	7,327	6,689	3,812	3,715	4,078
LORD ABBETT SERIES FUND – MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.23	$15.61	$9.43	$11.89	$14.86	$14.21	$16.21	$21.04	$23.37	$22.39
Value at end of period	$15.61	$9.43	$11.89	$14.86	$14.21	$16.21	$21.04	$23.37	$22.39	$25.96
Number of accumulation units outstanding at end of period	7,888	23,024	26,704	28,397	71,717	62,323	58,410	55,383	53,606	52,883
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.11
Value at end of period										$10.13
Number of accumulation units outstanding at end of period										947
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$9.78	$9.76	$10.29	$10.25
Value at end of period							$9.76	$10.29	$10.25	$10.44
Number of accumulation units outstanding at end of period							83	1,443	952	670
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.12	$11.50	$7.00	$9.08	$11.09	$10.70	$11.81	$16.23	$17.83	$17.66
Value at end of period	$11.50	$7.00	$9.08	$11.09	$10.70	$11.81	$16.23	$17.83	$17.66	$19.33
Number of accumulation units outstanding at end of period	2,423	3,468	4,777	3,151	5,148	1,400	3,237	2,997	2,705	2,900
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$15.06	$17.39	$10.76	$14.73	$16.54	$15.22	$18.31	$23.12	$23.76	$24.92
Value at end of period	$17.39	$10.76	$14.73	$16.54	$15.22	$18.31	$23.12	$23.76	$24.92	$25.27
Number of accumulation units outstanding at end of period	22,131	24,554	29,457	31,388	45,889	28,976	23,402	24,701	29,846	29,013
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$71.03	$69.89	$36.18	$65.48	$82.82	$67.56	$81.32	$87.76	$83.21	$71.22
Value at end of period	$69.89	$36.18	$65.48	$82.82	$67.56	$81.32	$87.76	$83.21	$71.22	$75.83
Number of accumulation units outstanding at end of period	34,935	43,790	57,138	65,952	91,690	25,454	28,228	29,161	25,949	25,489
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$24.73	$23.58	$28.48	$36.11	$36.79	$38.09
Value at end of period					$23.58	$28.48	$36.11	$36.79	$38.09	$37.97
Number of accumulation units outstanding at end of period					44	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.85	$13.29	$8.23	$11.24	$13.82	$13.46	$15.82	$22.22	$24.77	$23.22
Value at end of period	$13.29	$8.23	$11.24	$13.82	$13.46	$15.82	$22.22	$24.77	$23.22	$27.30
Number of accumulation units outstanding at end of period	1,759	3,435	7,363	6,894	7,215	4,219	6,240	7,400	10,519	9,452
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.92	$13.83	$9.55	$11.54	$12.86	$12.57	$13.93	$16.15	$17.37	$17.21
Value at end of period	$13.83	$9.55	$11.54	$12.86	$12.57	$13.93	$16.15	$17.37	$17.21	$18.14
Number of accumulation units outstanding at end of period	41,504	39,453	46,979	48,953	60,979	10,677	11,263	12,182	12,614	13,566

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during June 2015)										
Value at beginning of period									$7.20	$5.46
Value at end of period									$5.46	$6.22
Number of accumulation units outstanding at end of period									6,103	4,944
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.07	$12.19	$11.29	$13.31	$14.33	$15.93	$17.26	$15.61	$16.02	$15.53
Value at end of period	$12.19	$11.29	$13.31	$14.33	$15.93	$17.26	$15.61	$16.02	$15.53	$16.27
Number of accumulation units outstanding at end of period	70,439	173,754	247,264	341,029	539,131	447,237	421,397	409,658	375,835	314,514
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during July 2007)										
Value at beginning of period	$11.71	$12.80	$5.33	$9.27	$10.70	$8.16	$9.10	$8.89	$7.74	$6.53
Value at end of period	$12.80	$5.33	$9.27	$10.70	$8.16	$9.10	$8.89	$7.74	$6.53	$6.91
Number of accumulation units outstanding at end of period	12,036	14,770	32,784	16,697	22,901	12,546	6,389	5,650	5,696	3,657
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.75	$12.38	$7.97	$12.73	$14.97	$14.66	$16.95	$18.91	$18.85	$18.04
Value at end of period	$12.38	$7.97	$12.73	$14.97	$14.66	$16.95	$18.91	$18.85	$18.04	$20.52
Number of accumulation units outstanding at end of period	8,294	11,734	18,192	31,729	36,573	7,169	7,668	5,836	6,502	10,366
SMALLCAP WORLD FUND® (CLASS R-4) (Funds were first received in this option during September 2008)										
Value at beginning of period		$8.63	$5.48	$8.38	$10.43	$8.90	$10.82	$13.94	$14.14	$14.45
Value at end of period		$5.48	$8.38	$10.43	$8.90	$10.82	$13.94	$14.14	$14.45	$15.23
Number of accumulation units outstanding at end of period		2,903	18,329	45,457	97,154	5,901	8,838	12,254	9,806	8,949
TCW TOTAL RETURN BOND FUND (CLASS N) (Funds were first received in this option during October 2015)										
Value at beginning of period									$10.08	$9.97
Value at end of period									$9.97	$10.05
Number of accumulation units outstanding at end of period									3,435	1,156
TEMPLETON GLOBAL BOND FUND (CLASS A) (Funds were first received in this option during May 2007)										
Value at beginning of period	$20.22	$21.25	$22.49	$26.63	$29.89	$29.06	$33.52	$34.13	$34.53	$32.93
Value at end of period	$21.25	$22.49	$26.63	$29.89	$29.06	$33.52	$34.13	$34.53	$32.93	$34.84
Number of accumulation units outstanding at end of period	47,534	114,313	152,510	185,171	195,877	23,660	27,197	29,943	23,626	23,205
THE BOND FUND OF AMERICA℠ (CLASS R-4) (Funds were first received in this option during June 2008)										
Value at beginning of period		$9.96	$8.74	$10.00	$10.69	$11.34	$11.95	$11.67	$12.27	$12.25
Value at end of period		$8.74	$10.00	$10.69	$11.34	$11.95	$11.67	$12.27	$12.25	$12.54
Number of accumulation units outstanding at end of period		1,903	5,176	12,418	17,650	13,183	3,044	3,669	7,671	8,947
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.67	$15.10	$9.16	$12.28	$13.73	$13.01	$15.62	$20.82	$22.66	$23.77
Value at end of period	$15.10	$9.16	$12.28	$13.73	$13.01	$15.62	$20.82	$22.66	$23.77	$25.68
Number of accumulation units outstanding at end of period	49,918	80,865	101,314	135,584	198,885	116,299	115,675	111,688	105,776	93,906
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES) (Funds were first received in this option during May 2011)										
Value at beginning of period					$9.82	$8.78	$7.69	$3.72	$3.39	$2.48
Value at end of period					$8.78	$7.69	$3.72	$3.39	$2.48	$3.61
Number of accumulation units outstanding at end of period					36,297	312	520	11,249	2,502	3,591
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.49	$22.60	$16.18	$19.22	$21.84	$21.47	$24.30	$28.25	$29.88	$29.21
Value at end of period	$22.60	$16.18	$19.22	$21.84	$21.47	$24.30	$28.25	$29.88	$29.21	$31.37
Number of accumulation units outstanding at end of period	17,237	22,300	29,955	34,947	63,229	45,143	41,740	39,539	33,672	27,207

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$9.92	$9.67
Value at end of period									$9.67	$10.77
Number of accumulation units outstanding at end of period									1,654	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$11.01	$11.80	$10.04	$12.02	$14.02	$14.49	$15.57	$14.72	$14.89	$14.19
Value at end of period	$11.80	$10.04	$12.02	$14.02	$14.49	$15.57	$14.72	$14.89	$14.19	$15.02
Number of accumulation units outstanding at end of period	37,380	110,126	121,301	144,018	148,954	103,315	90,539	84,222	1,095	0
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.41
Value at end of period									$9.41	$9.94
Number of accumulation units outstanding at end of period									215,715	208,777
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period									$10.62	$9.82
Value at end of period									$9.82	$10.45
Number of accumulation units outstanding at end of period									55	55
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$14.71	$14.81	$15.14	$15.13	$15.11	$15.05	$15.00	$14.94	$14.88	$14.82
Value at end of period	$14.81	$15.14	$15.13	$15.11	$15.05	$15.00	$14.94	$14.88	$14.82	$14.79
Number of accumulation units outstanding at end of period	129,806	254,245	341,673	424,699	516,230	195,547	200,053	209,014	246,940	189,601
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.51	$18.73	$11.64	$15.10	$17.16	$17.05	$19.66	$25.58	$28.21	$27.70
Value at end of period	$18.73	$11.64	$15.10	$17.16	$17.05	$19.66	$25.58	$28.21	$27.70	$30.28
Number of accumulation units outstanding at end of period	19,092	27,237	34,971	126,980	274,781	172,288	173,624	171,449	161,354	143,351
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.77	$11.72	$9.04	$13.46	$15.31	$15.93	$18.09	$19.03	$19.17	$18.71
Value at end of period	$11.72	$9.04	$13.46	$15.31	$15.93	$18.09	$19.03	$19.17	$18.71	$21.36
Number of accumulation units outstanding at end of period	7,059	10,278	21,216	30,494	27,262	15,368	12,204	13,394	13,732	13,145
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.55	$24.64	$15.41	$18.91	$21.46	$21.36	$24.34	$32.23	$36.55	$36.71
Value at end of period	$24.64	$15.41	$18.91	$21.46	$21.36	$24.34	$32.23	$36.55	$36.71	$40.32
Number of accumulation units outstanding at end of period	89,908	103,897	128,222	126,211	178,883	67,566	65,887	66,030	56,611	51,803
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$25.15	$15.64	$20.51	$24.91	$24.53	$28.75	$38.53	$42.05	$41.13
Value at end of period	$25.15	$15.64	$20.51	$24.91	$24.53	$28.75	$38.53	$42.05	$41.13	$48.40
Number of accumulation units outstanding at end of period	133,179	180,886	185,234	192,388	188,067	89,145	87,868	85,139	79,068	71,791
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$17.61	$11.65	$14.48	$17.72	$17.52	$19.61	$27.87	$29.27	$28.22
Value at end of period	$17.61	$11.65	$14.48	$17.72	$17.52	$19.61	$27.87	$29.27	$28.22	$35.79
Number of accumulation units outstanding at end of period	78,994	102,558	123,368	139,941	150,543	23,922	27,092	26,625	25,177	24,717
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$18.95	$17.28	$19.20	$21.00	$22.50	$24.51	$24.38	$25.91	$25.96
Value at end of period	$18.95	$17.28	$19.20	$21.00	$22.50	$24.51	$24.38	$25.91	$25.96	$26.97
Number of accumulation units outstanding at end of period	39,363	59,371	75,955	112,533	144,842	77,271	69,611	65,668	212,852	189,298

CFI 60

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95	$5.74	
Value at end of period	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$5.95	
Number of accumulation units outstanding at end of period	39,572	41,436	34,840	30,887	24,938	31,584	24,706	16,274	920	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.12	$18.05	$15.95	$12.23	$10.40	$10.33				
Value at end of period	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40				
Number of accumulation units outstanding at end of period	117,320	136,258	150,330	39,493	37,085	49,972				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.75	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43	$9.24	$9.42
Value at end of period	$15.60	$13.75	$14.45	$13.18	$10.11	$8.85	$8.58	$7.22	$6.43	$9.24
Number of accumulation units outstanding at end of period	347,510	401,265	432,842	413,994	377,511	504,898	280,007	261,845	220,248	68,139
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$28.59	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72	$15.65	$15.32
Value at end of period	$30.55	$28.59	$28.56	$26.34	$20.04	$17.62	$17.78	$13.69	$9.72	$15.65
Number of accumulation units outstanding at end of period	14,486	15,246	13,333	18,133	8,858	21,384	15,716	12,313	14,662	5,142
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.58	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43	$11.39	$10.86
Value at end of period	$17.96	$16.58	$16.70	$14.54	$11.17	$10.15	$10.65	$9.21	$7.43	$11.39
Number of accumulation units outstanding at end of period	2,660	4,186	5,894	2,897	2,827	9,980	10,708	10,616	8,761	4,202
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60	$10.72		
Value at end of period	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$12.60		
Number of accumulation units outstanding at end of period	13,521	18,171	13,344	13,970	16,592	8,337	904	782		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.22	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66	$9.09	
Value at end of period	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37	$9.17	$8.21	$6.66	
Number of accumulation units outstanding at end of period	38,323	30,543	21,396	13,696	9,653	19,470	11,245	11,087	1,507	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89	$10.07		
Value at end of period	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.89		
Number of accumulation units outstanding at end of period	5,707	10,245	4,557	4,429	6,413	5,376	1,326	951		
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$11.43		
Value at end of period	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89		
Number of accumulation units outstanding at end of period	6,991	6,874	6,601	6,210	4,504	10,274	5,078	3,042		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$17.13	$17.70	$15.76	$11.79	$10.12	$10.35	$8.30	$5.95	$6.57	
Value at end of period	$19.35	$17.13	$17.70	$15.76	$11.79	$10.12	$10.35	$8.30	$5.95	
Number of accumulation units outstanding at end of period	35,992	41,475	14,665	9,194	6,159	7,676	4,356	2,136	379	

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.72	$6.99	$8.81	$11.09	$10.62	$12.27	$16.96	$17.72	$16.85
Value at end of period		$6.99	$8.81	$11.09	$10.62	$12.27	$16.96	$17.72	$16.85	$20.32
Number of accumulation units outstanding at end of period		505	3,147	6,169	13,973	7,162	17,065	21,356	42,994	43,314
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.31	$10.21	$6.66	$8.69	$11.46	$11.51	$13.20	$18.29	$19.24	$18.99
Value at end of period	$10.21	$6.66	$8.69	$11.46	$11.51	$13.20	$18.29	$19.24	$18.99	$21.45
Number of accumulation units outstanding at end of period	8,290	11,905	4,903	6,372	5,075	2,484	4,043	4,706	5,112	4,758
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.99	$31.63	$21.72	$27.60	$34.19	$33.21	$37.88	$51.97	$55.15	$54.50
Value at end of period	$31.63	$21.72	$27.60	$34.19	$33.21	$37.88	$51.97	$55.15	$54.50	$67.57
Number of accumulation units outstanding at end of period	49,601	48,123	45,122	46,901	64,878	52,465	53,691	51,027	50,662	47,144
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.08	$12.82	$8.45	$10.58	$11.99	$11.57	$13.08	$15.15	$15.93	$15.85
Value at end of period	$12.82	$8.45	$10.58	$11.99	$11.57	$13.08	$15.15	$15.93	$15.85	$16.72
Number of accumulation units outstanding at end of period	7,856	45,788	123,122	184,835	337,131	318,728	329,777	362,953	388,612	340,064
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.58	$13.27	$8.33	$10.64	$12.14	$11.54	$13.22	$15.85	$16.69	$16.54
Value at end of period	$13.27	$8.33	$10.64	$12.14	$11.54	$13.22	$15.85	$16.69	$16.54	$17.50
Number of accumulation units outstanding at end of period	3,338	30,562	87,228	122,505	256,695	257,992	277,385	304,504	331,216	262,527
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$14.03	$13.69	$8.20	$10.61	$12.16	$11.49	$13.22	$16.25	$17.17	$16.94
Value at end of period	$13.69	$8.20	$10.61	$12.16	$11.49	$13.22	$16.25	$17.17	$16.94	$17.95
Number of accumulation units outstanding at end of period	441	20,619	51,178	62,015	152,696	161,046	169,734	179,667	178,905	171,246
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$11.37	$11.59	$10.95	$12.60	$15.50	$16.40	$16.20
Value at end of period				$11.59	$11.59	$12.60	$15.50	$16.40	$16.20	$17.17
Number of accumulation units outstanding at end of period				444	643	1,303	2,099	2,607	11,068	12,668
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$9.07	$9.39	$10.63	$12.25	$12.97	$12.86
Value at end of period					$9.39	$10.63	$12.25	$12.97	$12.86	$13.62
Number of accumulation units outstanding at end of period					11	4,108	4,428	321	617	617
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.66	$11.61	$9.64	$11.25	$12.28	$12.28	$13.42	$14.30	$15.07	$15.02
Value at end of period	$11.61	$9.64	$11.25	$12.28	$12.28	$13.42	$14.30	$15.07	$15.02	$15.63
Number of accumulation units outstanding at end of period	378	1,170	4,426	11,675	16,856	16,488	17,095	17,717	216,725	161,006
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$7.55	$9.20	$10.19	$10.08	$11.24	$12.27	$12.90	$12.80
Value at end of period			$9.20	$10.19	$10.08	$11.24	$12.27	$12.90	$12.80	$13.50
Number of accumulation units outstanding at end of period			592	4,595	5,248	3,238	3,237	3,237	3,237	3,236
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.38	$19.37	$14.75	$17.31	$19.15	$19.42	$21.72	$24.25	$25.75	$25.60
Value at end of period	$19.37	$14.75	$17.31	$19.15	$19.42	$21.72	$24.25	$25.75	$25.60	$26.95
Number of accumulation units outstanding at end of period	65,929	52,219	32,861	26,833	24,119	22,492	22,080	18,175	15,140	14,771

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.79	$20.71	$13.19	$16.45	$18.52	$17.91	$20.51	$25.01	$26.55	$26.13
Value at end of period	$20.71	$13.19	$16.45	$18.52	$17.91	$20.51	$25.01	$26.55	$26.13	$27.83
Number of accumulation units outstanding at end of period	15,919	24,459	15,333	15,294	19,911	15,010	12,446	13,424	14,628	11,892
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.84	$19.79	$13.70	$16.63	$18.56	$18.38	$20.79	$24.15	$25.66	$25.41
Value at end of period	$19.79	$13.70	$16.63	$18.56	$18.38	$20.79	$24.15	$25.66	$25.41	$26.99
Number of accumulation units outstanding at end of period	67,164	59,917	55,554	49,963	50,480	42,865	41,542	40,255	38,029	35,143
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.86	$10.24	$10.80	$11.42	$12.19	$12.61	$12.24	$12.89	$12.87
Value at end of period		$10.24	$10.80	$11.42	$12.19	$12.61	$12.24	$12.89	$12.87	$13.12
Number of accumulation units outstanding at end of period		1,778	5,736	7,306	16,786	15,469	17,642	11,500	14,329	10,125
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$14.05	$13.85	$8.68	$10.91	$12.47	$12.64	$14.58	$19.17	$21.65	$21.80
Value at end of period	$13.85	$8.68	$10.91	$12.47	$12.64	$14.58	$19.17	$21.65	$21.80	$24.24
Number of accumulation units outstanding at end of period	108	913	34,100	50,375	66,522	83,016	94,740	105,515	107,222	72,808
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.28	$15.84	$11.58	$15.66	$19.03	$18.35	$21.27	$27.83	$31.17	$30.51
Value at end of period	$15.84	$11.58	$15.66	$19.03	$18.35	$21.27	$27.83	$31.17	$30.51	$37.70
Number of accumulation units outstanding at end of period	1,764	10,979	13,177	17,594	13,749	12,071	12,968	10,962	10,243	12,145
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$19.68	$19.20	$11.23	$15.13	$19.06	$19.40	$23.13	$31.98	$33.24	$31.44
Value at end of period	$19.20	$11.23	$15.13	$19.06	$19.40	$23.13	$31.98	$33.24	$31.44	$32.99
Number of accumulation units outstanding at end of period	5,573	45,355	56,955	61,151	58,702	36,872	36,946	33,738	29,207	25,921
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.75	$6.72	$8.95	$10.37	$9.80	$12.31	$12.74	$14.47	$14.21
Value at end of period		$6.72	$8.95	$10.37	$9.80	$12.31	$12.74	$14.47	$14.21	$14.28
Number of accumulation units outstanding at end of period		101,467	147,419	169,858	186,938	23,728	19,872	19,727	16,676	15,101
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.37	$10.13	$6.21	$8.40	$10.71	$11.68	$13.44	$13.66	$17.67	$18.12
Value at end of period	$10.13	$6.21	$8.40	$10.71	$11.68	$13.44	$13.66	$17.67	$18.12	$18.81
Number of accumulation units outstanding at end of period	3,913	32,634	75,264	116,524	158,682	49,938	55,921	63,933	61,776	59,995
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.47	$22.13	$13.40	$17.56	$19.60	$18.61	$20.81	$27.93	$31.38	$32.19
Value at end of period	$22.13	$13.40	$17.56	$19.60	$18.61	$20.81	$27.93	$31.38	$32.19	$34.75
Number of accumulation units outstanding at end of period	3,541	11,013	13,574	17,660	15,740	10,159	13,974	13,934	13,069	9,316
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$7.43	$6.82	$8.47	$10.57	$10.24	$11.65	$16.24	$16.87	$16.31
Value at end of period		$6.82	$8.47	$10.57	$10.24	$11.65	$16.24	$16.87	$16.31	$20.10
Number of accumulation units outstanding at end of period		378	4,031	1,363	4,081	1,350	3,035	3,745	6,224	6,801
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.25	$15.11	$9.16	$12.70	$16.24	$14.40	$16.44	$22.28	$23.52	$23.04
Value at end of period	$15.11	$9.16	$12.70	$16.24	$14.40	$16.44	$22.28	$23.52	$23.04	$25.65
Number of accumulation units outstanding at end of period	2,466	5,152	14,866	26,610	76,188	87,869	105,500	120,894	126,329	116,302

CFI 63

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$15.04	$14.52	$9.19	$11.76	$13.49	$13.15	$15.55	$20.90	$22.72	$21.28
Value at end of period	$14.52	$9.19	$11.76	$13.49	$13.15	$15.55	$20.90	$22.72	$21.28	$24.97
Number of accumulation units outstanding at end of period	7,932	11,514	12,922	12,905	47,475	41,585	42,777	36,944	38,881	34,370
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.71	$12.85	$9.81	$11.62	$13.41	$13.21	$14.84	$18.47	$19.44	$19.56
Value at end of period	$12.85	$9.81	$11.62	$13.41	$13.21	$14.84	$18.47	$19.44	$19.56	$22.45
Number of accumulation units outstanding at end of period	52,484	80,135	68,992	64,321	276,947	225,959	225,076	254,827	5,563	0
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.43	$13.11	$8.85	$10.93	$12.24	$11.93	$13.61	$18.15	$19.91	$19.25
Value at end of period	$13.11	$8.85	$10.93	$12.24	$11.93	$13.61	$18.15	$19.91	$19.25	$22.99
Number of accumulation units outstanding at end of period	2,053	5,169	10,719	10,273	17,870	9,008	4,643	5,091	5,392	11,435
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$19.93	$25.15	$12.21	$20.86	$24.99	$20.34	$24.14	$22.66	$22.78	$19.10
Value at end of period	$25.15	$12.21	$20.86	$24.99	$20.34	$24.14	$22.66	$22.78	$19.10	$21.49
Number of accumulation units outstanding at end of period	7,534	13,533	21,304	20,135	16,803	7,624	7,307	6,171	6,413	6,148
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.69	$18.34	$12.23	$15.31	$18.75	$19.01	$22.73	$29.77	$34.10	$32.93
Value at end of period	$18.34	$12.23	$15.31	$18.75	$19.01	$22.73	$29.77	$34.10	$32.93	$37.62
Number of accumulation units outstanding at end of period	5,083	14,212	17,117	18,520	17,572	13,983	17,003	11,602	10,443	10,303
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.51	$12.92	$9.02	$11.43	$14.43	$14.18	$16.77	$23.20	$25.04	$24.02
Value at end of period	$12.92	$9.02	$11.43	$14.43	$14.18	$16.77	$23.20	$25.04	$24.02	$29.09
Number of accumulation units outstanding at end of period	813	1,587	1,623	4,623	4,300	3,403	11,104	8,299	7,633	3,171
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$15.15	$14.64	$8.70	$12.55	$14.50	$13.27	$16.09	$20.37	$20.02	$21.53
Value at end of period	$14.64	$8.70	$12.55	$14.50	$13.27	$16.09	$20.37	$20.02	$21.53	$21.49
Number of accumulation units outstanding at end of period	90,445	198,508	214,530	224,649	272,485	191,464	178,010	169,465	1,471	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$10.64	$11.24	$7.91	$13.16	$15.60	$15.42	$17.85	$19.97	$19.97	$18.97
Value at end of period	$11.24	$7.91	$13.16	$15.60	$15.42	$17.85	$19.97	$19.97	$18.97	$21.59
Number of accumulation units outstanding at end of period	3,977	3,690	18,607	29,217	28,260	15,765	23,002	18,370	14,120	19,084
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.19	$13.05	$9.43	$12.51	$14.21	$14.56	$16.60	$20.21	$22.57	$23.65
Value at end of period	$13.05	$9.43	$12.51	$14.21	$14.56	$16.60	$20.21	$22.57	$23.65	$25.46
Number of accumulation units outstanding at end of period	37,437	80,885	158,513	230,030	438,135	395,149	479,265	557,169	676,618	671,167
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$14.02	$13.72	$7.77	$11.33	$14.50	$13.91	$16.09	$21.66	$24.12	$24.51
Value at end of period	$13.72	$7.77	$11.33	$14.50	$13.91	$16.09	$21.66	$24.12	$24.51	$26.22
Number of accumulation units outstanding at end of period	55,809	102,984	115,094	116,154	205,802	137,584	129,812	127,298	121,216	109,717

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$25.34	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03	$18.78	$18.30
Value at end of period	$29.98	$25.34	$27.33	$25.54	$19.76	$16.93	$17.15	$14.98	$12.03	$18.78
Number of accumulation units outstanding at end of period	22,631	23,478	22,220	21,315	25,415	45,562	41,838	39,701	20,903	5,556
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.13	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02	$26.09	$23.83
Value at end of period	$48.66	$48.13	$43.61	$40.28	$29.04	$24.52	$24.89	$21.38	$15.02	$26.09
Number of accumulation units outstanding at end of period	79,669	92,587	95,772	103,973	108,472	124,122	95,420	96,011	88,084	16,767
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.55	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33	$18.55	$19.05
Value at end of period	$16.80	$16.55	$16.78	$17.03	$14.96	$12.65	$14.48	$12.78	$9.33	$18.55
Number of accumulation units outstanding at end of period	1,195	1,233	1,773	1,773	1,318	9,371	9,919	10,762	9,401	5,407
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32	$10.21	
Value at end of period	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$6.32	
Number of accumulation units outstanding at end of period	22,815	28,507	35,739	36,005	35,318	44,257	29,021	21,186	17,868	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.73	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82	$11.34	$11.64
Value at end of period	$14.06	$12.73	$13.83	$14.28	$10.98	$9.05	$9.64	$8.98	$6.82	$11.34
Number of accumulation units outstanding at end of period	9,416	8,681	11,085	13,455	8,343	9,174	5,374	1,899	1,758	404
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71	$10.54	$10.28
Value at end of period	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$5.71	$10.54
Number of accumulation units outstanding at end of period	39,348	35,259	35,452	34,562	21,706	49,998	26,701	17,371	5,299	2,962
WANGER SELECT										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.09	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32	$16.40	$17.07
Value at end of period	$26.07	$23.09	$23.13	$22.51	$16.80	$14.24	$17.36	$13.77	$8.32	$16.40
Number of accumulation units outstanding at end of period	36,179	37,370	36,261	35,067	31,846	49,809	22,095	21,712	20,392	13,552
WANGER USA										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$24.05	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74	$14.55	$14.86
Value at end of period	$27.23	$24.05	$24.30	$23.28	$17.47	$14.62	$15.21	$12.38	$8.74	$14.55
Number of accumulation units outstanding at end of period	116,288	125,083	119,556	113,299	99,279	97,810	30,357	23,234	21,376	18,321
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.94	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07	$13.63	$13.17
Value at end of period	$23.64	$20.94	$21.07	$19.03	$14.49	$12.94	$12.14	$10.76	$9.07	$13.63
Number of accumulation units outstanding at end of period	34,255	36,455	38,625	36,946	37,913	106,307	93,119	79,484	52,509	42,462
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$38.00	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63	$22.99	$23.65
Value at end of period	$48.78	$38.00	$39.97	$37.38	$27.18	$24.06	$24.68	$20.21	$15.63	$22.99
Number of accumulation units outstanding at end of period	6,695	6,273	6,741	6,991	7,791	30,488	27,041	25,493	23,182	20,060

Condensed Financial Information (continued)

TABLE 9

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$11.09									
Value at end of period	$10.38									
Number of accumulation units outstanding at end of period	897									
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$17.80	$19.95	$20.08							
Value at end of period	$21.99	$17.80	$19.95							
Number of accumulation units outstanding at end of period	1,549	1,550	1,550							
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.76	$21.03	$21.70	$18.14	$16.60					
Value at end of period	$20.81	$20.76	$21.03	$21.70	$18.14					
Number of accumulation units outstanding at end of period	1,915,734	1,985,723	1,894,691	1,902,268	1,914,642					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.33	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26	$23.18	$19.80
Value at end of period	$36.91	$34.33	$34.25	$30.74	$23.52	$20.29	$20.91	$17.92	$13.26	$23.18
Number of accumulation units outstanding at end of period	2,671,081	3,242,414	3,822,554	4,168,809	4,841,438	1,391	1,432	1,476	1,473	1,482
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.50	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34	$16.36	$16.19
Value at end of period	$25.26	$21.50	$22.49	$20.78	$16.29	$13.95	$13.88	$12.11	$9.34	$16.36
Number of accumulation units outstanding at end of period	299,974	397,099	515,650	595,065	760,318	47	47	47	47	47
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.62	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53	$16.23	$12.84
Value at end of period	$24.71	$24.62	$23.07	$20.83	$15.34	$13.44	$13.47	$10.90	$8.53	$16.23
Number of accumulation units outstanding at end of period	458	448	511	315	305	205	278	278	278	278
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.03	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88	$17.67	$15.13
Value at end of period	$16.10	$17.03	$16.51	$18.04	$13.90	$11.56	$14.02	$12.45	$9.88	$17.67
Number of accumulation units outstanding at end of period	18	16	814	814	813	16	16	16	16	16
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$28.67	$31.09	$31.05	$22.90	$20.40					
Value at end of period	$37.15	$28.67	$31.09	$31.05	$22.90					
Number of accumulation units outstanding at end of period	126,994	156,172	236,161	292,309	387,199					
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.23	$23.21	$20.90	$16.11	$15.16					
Value at end of period	$25.76	$22.23	$23.21	$20.90	$16.11					
Number of accumulation units outstanding at end of period	227,628	318,872	422,979	546,278	989,289					

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.77	$23.63	$23.01	$18.23	$17.12					
Value at end of period	$25.11	$24.77	$23.63	$23.01	$18.23					
Number of accumulation units outstanding at end of period	1,356,793	1,300,804	1,224,475	1,197,039	1,047,104					
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$70.68	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02	$69.63	$69.63
Value at end of period	$75.21	$70.68	$82.61	$87.17	$80.81	$67.18	$82.39	$65.17	$36.02	$69.63
Number of accumulation units outstanding at end of period	644	634	631	668	662	0	0	82	82	82
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.09	$24.65	$22.12	$15.76	$15.05					
Value at end of period	$27.14	$23.09	$24.65	$22.12	$15.76					
Number of accumulation units outstanding at end of period	381	381	381	381	381					
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.08	$17.24	$16.04	$13.85	$13.43					
Value at end of period	$17.99	$17.08	$17.24	$16.04	$13.85					
Number of accumulation units outstanding at end of period	45,973	66,165	79,025	100,762	106,995					
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.44	$15.94	$15.53	$17.19	$16.95					
Value at end of period	$16.17	$15.44	$15.94	$15.53	$17.19					
Number of accumulation units outstanding at end of period	1,159,050	1,139,052	1,263,167	1,618,577	2,507,910					
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$6.50	$7.71	$8.86	$9.08	$8.14	$10.68	$9.26	$5.32	$12.80	$12.80
Value at end of period	$6.88	$6.50	$7.71	$8.86	$9.08	$8.14	$10.68	$9.26	$5.32	$12.80
Number of accumulation units outstanding at end of period	52,116	61,036	70,403	89,453	100,260	0	0	448	448	448
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$32.69	$34.30	$33.92	$33.33	$31.43					
Value at end of period	$34.57	$32.69	$34.30	$33.92	$33.33					
Number of accumulation units outstanding at end of period	350	239	287	415	654					
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$23.64	$22.54	$20.72	$15.55	$14.75					
Value at end of period	$25.51	$23.64	$22.54	$20.72	$15.55					
Number of accumulation units outstanding at end of period	981,432	1,197,836	1,367,587	1,523,907	1,861,369					
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.15	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20	$15.65	$14.89
Value at end of period	$21.63	$20.15	$20.63	$19.51	$16.79	$14.84	$15.11	$13.30	$11.20	$15.65
Number of accumulation units outstanding at end of period	246,612	286,900	340,383	356,950	423,939	7	37	37	37	37
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.96	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91	$11.90	$10.88
Value at end of period	$14.77	$13.96	$14.66	$14.66	$15.50	$14.43	$13.98	$11.99	$9.91	$11.90
Number of accumulation units outstanding at end of period	206,337	178,688	252,241	311,507	562,087	11	11	11	11	11

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.41
Value at end of period									$9.41	$9.93
Number of accumulation units outstanding at end of period									1,383,553	1,147,796
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.93	$13.53	$13.83	$13.81	$13.78	$13.72	$13.67	$13.61	$13.55	$13.49
Value at end of period	$13.53	$13.83	$13.81	$13.78	$13.72	$13.67	$13.61	$13.55	$13.49	$13.45
Number of accumulation units outstanding at end of period	54	335	335	335	335	2,886,563	2,663,419	2,320,181	2,196,118	1,994,755
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.57	$11.31	$7.02	$9.10	$10.34	$10.27	$11.83	$15.39	$16.96	$16.65
Value at end of period	$11.31	$7.02	$9.10	$10.34	$10.27	$11.83	$15.39	$16.96	$16.65	$18.19
Number of accumulation units outstanding at end of period	3,132	2,983	2,710	2,351	2,079	27,270	406,465	341,192	297,115	233,310
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$17.33	$18.02	$18.95	$19.08	$18.61
Value at end of period						$18.02	$18.95	$19.08	$18.61	$21.24
Number of accumulation units outstanding at end of period						773	761	248	432	320
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.02	$14.66	$9.16	$11.24	$12.75	$12.68	$14.45	$19.12	$21.67	$21.76
Value at end of period	$14.66	$9.16	$11.24	$12.75	$12.68	$14.45	$19.12	$21.67	$21.76	$23.89
Number of accumulation units outstanding at end of period	711	721	733	743	634	182,146	165,374	126,195	104,651	95,535
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$28.03	$29.29	$39.23	$42.79	$41.84
Value at end of period						$29.29	$39.23	$42.79	$41.84	$49.21
Number of accumulation units outstanding at end of period						1,121,981	815,660	641,221	487,826	366,773
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$19.48	$20.31	$28.85	$30.28	$29.18
Value at end of period						$20.31	$28.85	$30.28	$29.18	$36.98
Number of accumulation units outstanding at end of period						172,936	142,368	115,026	102,701	91,919
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.57	$16.43	$14.97	$16.63	$18.19	$19.47	$21.20	$21.08	$22.39	$22.42
Value at end of period	$16.43	$14.97	$16.63	$18.19	$19.47	$21.20	$21.08	$22.39	$22.42	$23.28
Number of accumulation units outstanding at end of period	767	809	854	893	929	3,472,123	2,515,405	2,187,252	1,778,000	1,546,750
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$7.61	$8.40	$10.16	$9.51	$9.38
Value at end of period						$8.40	$10.16	$9.51	$9.38	$9.42
Number of accumulation units outstanding at end of period						64,971	65,044	63,119	63,137	55,685
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.33	$10.39	$12.22	$15.92	$18.01	$19.08
Value at end of period					$10.39	$12.22	$15.92	$18.01	$19.08	$19.74
Number of accumulation units outstanding at end of period					824	3,517,495	3,960,709	4,120,649	4,268,668	4,305,697
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$9.80	$10.08	$13.13	$14.39	$13.68
Value at end of period						$10.08	$13.13	$14.39	$13.68	$15.51
Number of accumulation units outstanding at end of period						501,018	759,777	607,733	520,889	447,456

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$21.79	$26.18	$28.37	$28.38
Value at end of period							$26.18	$28.37	$28.38	$30.31
Number of accumulation units outstanding at end of period							103,577	87,492	78,808	68,025
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$10.93	$11.14	$14.48	$16.63	$16.49
Value at end of period						$11.14	$14.48	$16.63	$16.49	$17.87
Number of accumulation units outstanding at end of period						60,748	45,394	39,117	32,981	31,914
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$10.61	$10.76	$14.15	$15.90	$16.16
Value at end of period						$10.76	$14.15	$15.90	$16.16	$17.85
Number of accumulation units outstanding at end of period						414,136	536,370	721,401	901,134	2,034,116
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$14.68	$15.20	$19.89	$22.22	$21.29
Value at end of period						$15.20	$19.89	$22.22	$21.29	$24.44
Number of accumulation units outstanding at end of period						18,720	15,219	14,572	13,934	12,346
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$17.48	$18.07	$24.27	$26.84	$26.51
Value at end of period						$18.07	$24.27	$26.84	$26.51	$28.19
Number of accumulation units outstanding at end of period						48,090	44,341	41,322	36,622	30,983
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$11.23	$11.77	$15.72	$17.64	$17.06
Value at end of period						$11.77	$15.72	$17.64	$17.06	$19.26
Number of accumulation units outstanding at end of period						989,497	1,431,893	1,787,419	2,380,071	2,940,485
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$11.66	$12.24	$16.91	$17.66	$16.78
Value at end of period						$12.24	$16.91	$17.66	$16.78	$20.23
Number of accumulation units outstanding at end of period						210,591	282,839	365,283	412,029	466,910
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$13.51	$13.13	$18.18	$19.11	$18.85
Value at end of period						$13.13	$18.18	$19.11	$18.85	$21.28
Number of accumulation units outstanding at end of period						280	21	614	841	820
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.99	$21.07	$14.46	$18.37	$22.74	$22.08	$25.17	$34.51	$36.61	$36.15
Value at end of period	$21.07	$14.46	$18.37	$22.74	$22.08	$25.17	$34.51	$36.61	$36.15	$44.81
Number of accumulation units outstanding at end of period	454	454	454	454	454	2,704	2,261	2,676	2,142	2,362
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$12.63	$13.03	$15.08	$15.85	$15.77
Value at end of period						$13.03	$15.08	$15.85	$15.77	$16.62
Number of accumulation units outstanding at end of period						627	628	2,961	627	628

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$14.67	$15.78	$16.61	$16.45
Value at end of period							$15.78	$16.61	$16.45	$17.40
Number of accumulation units outstanding at end of period							58	58	58	58
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$15.21	$14.94
Value at end of period									$14.94	$15.54
Number of accumulation units outstanding at end of period									67	67
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.06	$14.81	$11.27	$13.23	$14.62	$14.82	$16.57	$18.49	$19.63	$19.50
Value at end of period	$14.81	$11.27	$13.23	$14.62	$14.82	$16.57	$18.49	$19.63	$19.50	$20.52
Number of accumulation units outstanding at end of period	21	21	21	21	21	24,135	17,457	15,083	14,363	13,144
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$13.22	$13.77	$16.78	$17.80	$17.51
Value at end of period						$13.77	$16.78	$17.80	$17.51	$18.64
Number of accumulation units outstanding at end of period						30,717	29,099	13,255	12,214	12,036
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.49	$14.17	$9.81	$11.89	$13.27	$13.13	$14.85	$17.23	$18.30	$18.12
Value at end of period	$14.17	$9.81	$11.89	$13.27	$13.13	$14.85	$17.23	$18.30	$18.12	$19.23
Number of accumulation units outstanding at end of period	34	34	34	34	34	132,212	129,744	94,979	57,084	50,190
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$12.59	$12.58	$12.21	$12.85	$12.82
Value at end of period						$12.58	$12.21	$12.85	$12.82	$13.06
Number of accumulation units outstanding at end of period						170,041	134,756	202,586	199,170	245,841
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$19.97	$21.15	$27.66	$30.97	$30.30
Value at end of period						$21.15	$27.66	$30.97	$30.30	$37.42
Number of accumulation units outstanding at end of period						789,233	535,374	431,450	298,326	218,774
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$21.74	$23.00	$31.80	$33.03	$31.23
Value at end of period						$23.00	$31.80	$33.03	$31.23	$32.75
Number of accumulation units outstanding at end of period						1,548,031	1,228,228	1,034,375	803,513	499,875
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$11.41	$12.28	$12.71	$14.43	$14.16
Value at end of period						$12.28	$12.71	$14.43	$14.16	$14.22
Number of accumulation units outstanding at end of period						1,466,094	1,646,652	1,720,150	1,794,423	1,836,236
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$13.44	$13.39	$13.61	$17.59	$18.03
Value at end of period						$13.39	$13.61	$17.59	$18.03	$18.71
Number of accumulation units outstanding at end of period						651,553	505,347	444,421	395,863	368,100

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$20.12	$20.69	$27.76	$31.17	$31.96
Value at end of period						$20.69	$27.76	$31.17	$31.96	$34.49
Number of accumulation units outstanding at end of period						24,837	23,993	17,042	16,843	15,454
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$15.74	$16.38	$22.18	$23.41	$22.92
Value at end of period						$16.38	$22.18	$23.41	$22.92	$25.50
Number of accumulation units outstanding at end of period						4,422	4,455	3,518	3,614	3,687
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$14.60	$15.46	$20.78	$22.58	$21.13
Value at end of period						$15.46	$20.78	$22.58	$21.13	$24.78
Number of accumulation units outstanding at end of period						38,244	33,528	35,301	32,183	31,427
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.07	$12.45	$9.49	$11.60	$12.96	$12.77	$14.33	$17.83	$19.34	$18.86
Value at end of period	$12.45	$9.49	$11.60	$12.96	$12.77	$14.33	$17.83	$19.34	$18.86	$21.64
Number of accumulation units outstanding at end of period	183	147	131	131	0	6,737	2,166	2,171	2,170	443
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$13.16	$13.56	$18.07	$19.81	$19.14
Value at end of period						$13.56	$18.07	$19.81	$19.14	$22.86
Number of accumulation units outstanding at end of period						0	25	25	0	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$22.30	$22.60	$29.60	$33.88	$32.71
Value at end of period						$22.60	$29.60	$33.88	$32.71	$37.35
Number of accumulation units outstanding at end of period						217	0	0	0	49
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$15.90	$16.70	$23.10	$24.92	$23.89
Value at end of period						$16.70	$23.10	$24.92	$23.89	$28.92
Number of accumulation units outstanding at end of period						1,097	1,240	937	928	928
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.78	$14.62	$8.69	$12.07	$13.95	$12.76	$15.45	$19.56	$19.92	$20.65
Value at end of period	$14.62	$8.69	$12.07	$13.95	$12.76	$15.45	$19.56	$19.92	$20.65	$20.60
Number of accumulation units outstanding at end of period	2,211	2,187	1,975	1,779	1,556	424,803	361,415	339,674	296,475	237,353
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period						$17.02	$17.79	$19.90	$19.88	$18.87
Value at end of period						$17.79	$19.90	$19.88	$18.87	$21.47
Number of accumulation units outstanding at end of period						171,400	118,395	90,413	84,714	65,017
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$16.03	$16.54	$20.12	$22.46	$23.53
Value at end of period						$16.54	$20.12	$22.46	$23.53	$25.31
Number of accumulation units outstanding at end of period						5,016	5,283	5,879	8,440	6,305
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.14	$13.70	$7.75	$11.30	$14.46	$13.86	$16.02	$21.56	$24.00	$24.38
Value at end of period	$13.70	$7.75	$11.30	$14.46	$13.86	$16.02	$21.56	$24.00	$24.38	$26.07
Number of accumulation units outstanding at end of period	841	892	946	910	920	187,467	153,926	135,909	118,511	226,338

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$18.85	$19.67	$25.40	$27.17	$25.18
Value at end of period						$19.67	$25.40	$27.17	$25.18	$29.78
Number of accumulation units outstanding at end of period						2,409,214	1,602,801	1,236,187	947,875	748,627
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.56	$17.03	$9.80	$13.94	$16.22	$15.97	$18.91	$26.21	$28.36	$31.29
Value at end of period	$17.03	$9.80	$13.94	$16.22	$15.97	$18.91	$26.21	$28.36	$31.29	$31.62
Number of accumulation units outstanding at end of period	361	361	362	319	231	1,311,004	1,370,290	1,362,589	1,501,278	1,383,553
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$13.67	$14.90	$16.96	$16.70	$16.47
Value at end of period						$14.90	$16.96	$16.70	$16.47	$16.70
Number of accumulation units outstanding at end of period						27,643	20,545	17,208	13,876	11,926
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.32	$8.32	$9.01	$7.90	$9.35	$11.19	$10.41	$10.01
Value at end of period		$6.32	$8.32	$9.01	$7.90	$9.35	$11.19	$10.41	$10.01	$10.15
Number of accumulation units outstanding at end of period		153	147	68	68	214,039	237,319	266,971	259,619	220,962
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$10.08	$10.88	$13.26	$12.61	$12.57
Value at end of period						$10.88	$13.26	$12.61	$12.57	$12.34
Number of accumulation units outstanding at end of period						843,353	956,076	964,404	1,033,719	1,082,071
WANGER SELECT										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$16.00	$16.72	$22.40	$23.00	$22.96
Value at end of period						$16.72	$22.40	$23.00	$22.96	$25.91
Number of accumulation units outstanding at end of period						481,156	345,743	292,229	259,350	216,392
WANGER USA										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$16.55	$17.40	$23.17	$24.17	$23.91
Value at end of period						$17.40	$23.17	$24.17	$23.91	$27.06
Number of accumulation units outstanding at end of period						940,449	1,054,435	1,008,822	1,004,826	1,010,304
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$14.16	$14.43	$18.94	$20.96	$20.82
Value at end of period						$14.43	$18.94	$20.96	$20.82	$23.49
Number of accumulation units outstanding at end of period						164	164	164	164	164

Condensed Financial Information (continued)

TABLE 10

FOR CERTAIN OPTIONAL RETIREMENT PRODUCT CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45% ISSUED BEGINNING IN OCTOBER, 2012
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.00	$20.17	$18.46	$12.84	$12.69					
Value at end of period	$22.23	$18.00	$20.17	$18.46	$12.84					
Number of accumulation units outstanding at end of period	265,783	314,253	477,129	327,874	14,849					
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$11.82	$12.69	$12.10	$10.68						
Value at end of period	$15.42	$11.82	$12.69	$12.10						
Number of accumulation units outstanding at end of period	10,454	6,642	4,801	187						
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$10.56	$10.70	$11.04	$9.23	$8.85					
Value at end of period	$10.59	$10.56	$10.70	$11.04	$9.23					
Number of accumulation units outstanding at end of period	732,263	578,037	437,705	176,382	17,281					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$14.88	$14.85	$13.33	$10.20	$10.37					
Value at end of period	$16.00	$14.88	$14.85	$13.33	$10.20					
Number of accumulation units outstanding at end of period	2,282,876	1,959,659	1,602,285	1,290,100	243,032					
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$12.83	$13.42	$12.40	$9.72	$9.40					
Value at end of period	$15.07	$12.83	$13.42	$12.40	$9.72					
Number of accumulation units outstanding at end of period	43,775	17,485	8,828	5,196	3,062					
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$14.99	$16.26	$16.24	$11.97	$11.12					
Value at end of period	$19.43	$14.99	$16.26	$16.24	$11.97					
Number of accumulation units outstanding at end of period	64,278	50,260	43,989	29,728	1,758					
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$13.79	$14.39	$12.96	$9.99	$9.68					
Value at end of period	$15.97	$13.79	$14.39	$12.96	$9.99					
Number of accumulation units outstanding at end of period	305,377	250,765	159,993	163,700	82,360					
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.23	$10.28	$9.76	$9.56						
Value at end of period	$10.42	$10.23	$10.28	$9.76						
Number of accumulation units outstanding at end of period	167,843	101,870	103,982	21,146						
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$16.79	$17.92	$16.08	$11.46	$11.09					
Value at end of period	$19.73	$16.79	$17.92	$16.08	$11.46					
Number of accumulation units outstanding at end of period	194,185	212,926	344,888	239,520	12,465					

CFI 73

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.15	$12.17	$11.87	$12.47	$12.45
Value at end of period						$12.17	$11.87	$12.47	$12.45	$12.73
Number of accumulation units outstanding at end of period						19	5,620	1,565	7,061	12,282
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.84	$10.91	$12.67	$13.40	$13.09
Value at end of period						$10.91	$12.67	$13.40	$13.09	$14.05
Number of accumulation units outstanding at end of period						25,193	106,702	148,775	181,195	227,285
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$13.31	$13.42	$12.83	$12.83	$12.22
Value at end of period						$13.42	$12.83	$12.83	$12.22	$12.93
Number of accumulation units outstanding at end of period						1,488	15,661	24,273	24,762	32,724
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.41
Value at end of period									$9.41	$9.93
Number of accumulation units outstanding at end of period									637,814	735,802
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$10.27	$10.20	$9.81
Value at end of period								$10.20	$9.81	$10.43
Number of accumulation units outstanding at end of period								94	1,106	6,692
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.42	$10.42	$10.42	$10.43	$10.43
Value at end of period						$10.42	$10.42	$10.43	$10.43	$10.45
Number of accumulation units outstanding at end of period						201,278	875,724	1,303,310	2,030,346	2,611,207
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.77	$10.48	$13.64	$15.03	$14.75
Value at end of period						$10.48	$13.64	$15.03	$14.75	$16.12
Number of accumulation units outstanding at end of period						160	4,580	8,779	15,524	25,148
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$11.68	$13.15	$14.91	$14.96
Value at end of period							$13.15	$14.91	$14.96	$16.43
Number of accumulation units outstanding at end of period							24	24	24	24
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.07	$11.28	$15.11	$16.48	$16.11
Value at end of period						$11.28	$15.11	$16.48	$16.11	$18.95
Number of accumulation units outstanding at end of period						123,940	475,274	535,363	676,305	864,260
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$13.15	$13.32	$13.24	$14.06	$14.08
Value at end of period						$13.32	$13.24	$14.06	$14.08	$14.62
Number of accumulation units outstanding at end of period						266,551	851,031	1,082,641	1,417,954	1,694,246

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$8.08	$8.57	$10.36	$9.70	$9.57
Value at end of period						$8.57	$10.36	$9.70	$9.57	$9.61
Number of accumulation units outstanding at end of period						5,648	110,363	154,603	126,123	109,758
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.25	$12.32	$16.06	$18.17	$19.24
Value at end of period						$12.32	$16.06	$18.17	$19.24	$19.91
Number of accumulation units outstanding at end of period						6,812	59,345	99,714	127,315	270,007
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period						$10.70	$10.75	$14.00	$15.35	$14.60
Value at end of period						$10.75	$14.00	$15.35	$14.60	$16.55
Number of accumulation units outstanding at end of period						30	200,256	412,489	199,283	103,709
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$14.59	$17.52	$18.99	$19.00
Value at end of period							$17.52	$18.99	$19.00	$20.29
Number of accumulation units outstanding at end of period							630	2,019	13,280	101,395
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.80	$12.00	$16.03	$17.99	$17.41
Value at end of period						$12.00	$16.03	$17.99	$17.41	$19.65
Number of accumulation units outstanding at end of period						4,344	39,755	63,971	103,205	152,160
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.15	$12.49	$17.25	$18.02	$17.12
Value at end of period						$12.49	$17.25	$18.02	$17.12	$20.64
Number of accumulation units outstanding at end of period						11,204	74,017	87,840	113,289	173,982
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.65	$12.77	$17.67	$18.58	$18.33
Value at end of period						$12.77	$17.67	$18.58	$18.33	$20.69
Number of accumulation units outstanding at end of period						34	30,752	35,771	44,572	65,937
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.49	$11.70	$16.05	$17.02	$16.81
Value at end of period						$11.70	$16.05	$17.02	$16.81	$20.83
Number of accumulation units outstanding at end of period						75	1,897	2,262	9,070	20,157
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$9.91	$10.14	$11.74	$12.34	$12.28
Value at end of period						$10.14	$11.74	$12.34	$12.28	$12.94
Number of accumulation units outstanding at end of period						323	1,760	6,847	9,682	17,259
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$9.71	$9.88	$11.84	$12.46	$12.34
Value at end of period						$9.88	$11.84	$12.46	$12.34	$13.05
Number of accumulation units outstanding at end of period						229	6,187	25,161	44,669	63,805

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$9.30	$9.55	$11.74	$12.40	$12.23
Value at end of period						$9.55	$11.74	$12.40	$12.23	$12.95
Number of accumulation units outstanding at end of period						180	2,882	7,556	16,561	31,780
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period						$12.46	$12.72	$15.64	$16.54	$16.33
Value at end of period						$12.72	$15.64	$16.54	$16.33	$17.30
Number of accumulation units outstanding at end of period						213	1,600	4,587	12,420	20,119
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$11.65	$11.72	$12.48	$13.14	$13.09
Value at end of period						$11.72	$12.48	$13.14	$13.09	$13.62
Number of accumulation units outstanding at end of period						11	171,929	284,148	262,018	241,239
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.84	$12.83	$12.45	$13.10	$13.07
Value at end of period						$12.83	$12.45	$13.10	$13.07	$13.32
Number of accumulation units outstanding at end of period						1,338	6,666	14,407	45,124	47,755
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.45	$10.44	$13.72	$15.49	$15.59
Value at end of period						$10.44	$13.72	$15.49	$15.59	$17.33
Number of accumulation units outstanding at end of period						11,424	226,622	374,962	487,596	644,758
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.76	$13.08	$17.10	$19.15	$18.73
Value at end of period						$13.08	$17.10	$19.15	$18.73	$23.13
Number of accumulation units outstanding at end of period						73,666	423,778	541,526	444,232	500,461
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.51	$11.87	$16.41	$17.04	$16.11
Value at end of period						$11.87	$16.41	$17.04	$16.11	$16.89
Number of accumulation units outstanding at end of period						77,928	500,426	637,384	561,518	560,813
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$9.68	$10.39	$13.97	$15.17	$14.20
Value at end of period						$10.39	$13.97	$15.17	$14.20	$16.66
Number of accumulation units outstanding at end of period						4,894	317,422	586,821	354,880	240,935
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.69	$11.53	$14.34	$15.55	$15.16
Value at end of period						$11.53	$14.34	$15.55	$15.16	$17.40
Number of accumulation units outstanding at end of period						1,936	2,435	17,603	17,766	26,062
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$12.19	$12.32	$16.14	$18.47	$17.83
Value at end of period						$12.32	$16.14	$18.47	$17.83	$20.36
Number of accumulation units outstanding at end of period						17	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$9.87	$10.42	$13.18	$13.43	$13.92
Value at end of period						$10.42	$13.18	$13.43	$13.92	$13.89
Number of accumulation units outstanding at end of period						105	5,598	11,988	48,172	189,405
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$15.69	$15.94	$17.83	$17.81	$16.91
Value at end of period						$15.94	$17.83	$17.81	$16.91	$19.24
Number of accumulation units outstanding at end of period						5,994	256,968	685,504	462,651	401,104
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period						$11.70	$11.67	$15.70	$17.48	$17.75
Value at end of period						$11.67	$15.70	$17.48	$17.75	$18.98
Number of accumulation units outstanding at end of period						8	287	3,344	29,171	65,074
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.40	$10.42	$13.46	$14.40	$13.34
Value at end of period						$10.42	$13.46	$14.40	$13.34	$15.78
Number of accumulation units outstanding at end of period						160,073	750,944	1,069,026	896,259	1,042,379
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.35	$11.09	$15.37	$16.63	$18.35
Value at end of period						$11.09	$15.37	$16.63	$18.35	$18.54
Number of accumulation units outstanding at end of period						84,100	391,431	495,744	768,906	1,003,128
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period						$8.95	$9.54	$11.42	$10.62	$10.22
Value at end of period						$9.54	$11.42	$10.62	$10.22	$10.36
Number of accumulation units outstanding at end of period						2,937	7,693	18,755	36,870	42,062
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during December 2012)										
Value at beginning of period						$10.60	$10.45	$13.72	$15.18	$15.08
Value at end of period						$10.45	$13.72	$15.18	$15.08	$17.02
Number of accumulation units outstanding at end of period						2,609	4,914	11,501	57,798	105,560

TABLE 11

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$12.38	$13.02	$14.19	$13.38	$15.30	$20.51	$21.38	$21.80
Value at end of period			$13.02	$14.19	$13.38	$15.30	$20.51	$21.38	$21.80	$22.13
Number of accumulation units outstanding at end of period			1,359	349	627	1,017	1,354	1,785	2,391	2,062

CFI 77

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$9.03	$9.68	$11.16	$10.90	$12.06	$14.74	$16.73	$16.57
Value at end of period			$9.68	$11.16	$10.90	$12.06	$14.74	$16.73	$16.57	$17.75
Number of accumulation units outstanding at end of period			3,585	10,062	19,896	18,745	20,343	16,272	16,568	5,224
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$9.43	$9.97	$11.13	$11.29	$12.32	$15.90	$17.26	$16.68
Value at end of period			$9.97	$11.13	$11.29	$12.32	$15.90	$17.26	$16.68	$18.15
Number of accumulation units outstanding at end of period			1,604	7,440	17,813	20,290	28,083	30,948	26,357	17,821
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.20	$10.75	$11.28	$12.68	$13.46	$12.17	$12.44	$12.11
Value at end of period			$10.75	$11.28	$12.68	$13.46	$12.17	$12.44	$12.11	$12.62
Number of accumulation units outstanding at end of period			8,279	13,725	18,128	33,093	12,914	11,402	15,056	7,803
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.95	$9.34
Value at end of period									$9.34	$9.93
Number of accumulation units outstanding at end of period									2,918	21,639
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$16.74	$17.66	$15.58	$18.65	$26.84	$29.63	$28.28
Value at end of period				$17.66	$15.58	$18.65	$26.84	$29.63	$28.28	$32.52
Number of accumulation units outstanding at end of period				850	1,579	1,810	3,572	4,185	4,725	4,273
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.94	$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02	$11.50
Value at end of period		$5.80	$8.07	$8.51	$7.85	$9.79	$12.20	$12.02	$11.50	$10.33
Number of accumulation units outstanding at end of period		3,808	3,790	4,307	4,979	5,528	14,330	21,788	24,166	17,381
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.85	$10.94	$12.68	$18.23	$19.91	$17.75
Value at end of period					$10.94	$12.68	$18.23	$19.91	$17.75	$21.92
Number of accumulation units outstanding at end of period					1,591	603	3,574	5,482	11,337	10,134
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period									$9.27	$9.18
Value at end of period									$9.18	$10.54
Number of accumulation units outstanding at end of period									69	850
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.37	$10.11
Value at end of period									$10.11	$9.45
Number of accumulation units outstanding at end of period									23,513	38,837
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$13.86	$15.83	$15.66	$17.64	$23.39	$24.77	$22.94
Value at end of period				$15.83	$15.66	$17.64	$23.39	$24.77	$22.94	$27.92
Number of accumulation units outstanding at end of period				1,891	3,988	4,025	5,640	8,927	5,250	5,111

CFI 78

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.25	$19.78	$18.14	$15.45	$14.05	$13.50	$12.11	$9.71	$14.21	$13.90
Value at end of period	$20.66	$19.25	$19.78	$18.14	$15.45	$14.05	$13.50	$12.11	$9.71	$14.21
Number of accumulation units outstanding at end of period	9,538	9,766	10,029	15,915	21,225	16,810	12,450	13,253	11,277	6,215
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$15.19	$14.54	$11.22	$10.94	$10.75					
Value at end of period	$15.96	$15.19	$14.54	$11.22	$10.94					
Number of accumulation units outstanding at end of period	7,418	5,221	15,633	2,416	1,253					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.83	$14.22	$12.79	$9.82	$8.59	$9.09	$7.86	$6.20	$8.84	
Value at end of period	$15.80	$13.83	$14.22	$12.79	$9.82	$8.59	$9.09	$7.86	$6.20	
Number of accumulation units outstanding at end of period	14,037	23,484	20,186	17,041	17,106	6,788	31,277	8,607	1,352	
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.35	$16.27	$14.60	$10.86	$9.37	$9.83	$8.04	$6.11	$8.96	
Value at end of period	$17.40	$15.35	$16.27	$14.60	$10.86	$9.37	$9.83	$8.04	$6.11	
Number of accumulation units outstanding at end of period	7,158	7,058	5,861	4,708	3,310	2,029	865	343	239	
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$11.80	$12.68	$12.09	$11.57						
Value at end of period	$15.39	$11.80	$12.68	$12.09						
Number of accumulation units outstanding at end of period	500	226	206	2						
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$20.64	$20.92	$21.60	$18.06	$15.23	$17.71	$16.27	$11.75	$19.88	$16.80
Value at end of period	$20.68	$20.64	$20.92	$21.60	$18.06	$15.23	$17.71	$16.27	$11.75	$19.88
Number of accumulation units outstanding at end of period	278,060	308,857	331,202	329,833	287,712	2,079,790	2,104,935	1,915,626	1,541,793	1,011,770
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.55	$35.49	$31.86	$24.39	$21.06	$21.71	$18.61	$13.78	$24.10	$20.60
Value at end of period	$38.20	$35.55	$35.49	$31.86	$24.39	$21.06	$21.71	$18.61	$13.78	$24.10
Number of accumulation units outstanding at end of period	578,670	638,002	619,617	714,618	716,659	2,604,172	2,415,531	2,280,121	2,189,447	1,753,796
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.16	$23.19	$21.44	$16.82	$14.41	$14.34	$12.52	$9.66	$16.93	$16.76
Value at end of period	$26.03	$22.16	$23.19	$21.44	$16.82	$14.41	$14.34	$12.52	$9.66	$16.93
Number of accumulation units outstanding at end of period	135,851	147,630	155,457	188,464	222,004	1,262,993	1,303,760	1,418,008	1,444,799	1,241,963
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.63	$24.03	$21.70	$16.00	$14.02	$14.06	$11.38	$8.91	$16.96	$13.42
Value at end of period	$25.70	$25.63	$24.03	$21.70	$16.00	$14.02	$14.06	$11.38	$8.91	$16.96
Number of accumulation units outstanding at end of period	221,518	254,876	259,286	270,201	301,443	286,047	399,939	417,864	327,083	245,182
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.21	$17.66	$19.31	$14.88	$12.38	$15.02	$13.35	$10.60	$18.96	$16.25
Value at end of period	$17.20	$18.21	$17.66	$19.31	$14.88	$12.38	$15.02	$13.35	$10.60	$18.96
Number of accumulation units outstanding at end of period	21,543	26,161	26,054	29,106	36,681	28,173	40,790	43,425	50,712	45,025
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$28.46	$30.88	$30.86	$22.77	$19.33	$20.18	$15.82	$12.31	$18.47	$19.01
Value at end of period	$36.87	$28.46	$30.88	$30.86	$22.77	$19.33	$20.18	$15.82	$12.31	$18.47
Number of accumulation units outstanding at end of period	20,745	21,010	15,976	37,985	35,540	772,940	834,708	835,057	808,893	637,501

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.08	$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87	$15.29
Value at end of period		$6.13	$8.13	$9.22	$9.00	$10.49	$13.72	$14.87	$15.29	$17.11
Number of accumulation units outstanding at end of period		4,779	20,641	69,725	89,862	194,592	218,834	222,954	111,193	93,630
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$12.74	$13.80	$12.87	$14.14	$18.17	$18.90	$17.99
Value at end of period				$13.80	$12.87	$14.14	$18.17	$18.90	$17.99	$20.05
Number of accumulation units outstanding at end of period				236	353	153	217	273	330	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.19	$36.14	$50.39	$54.37	$56.80
Value at end of period						$36.14	$50.39	$54.37	$56.80	$57.80
Number of accumulation units outstanding at end of period						5,931	6,097	6,151	5,582	4,834
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.55	$11.35	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11	$16.05
Value at end of period	$11.35	$7.89	$10.07	$10.97	$10.91	$12.37	$15.90	$17.11	$16.05	$17.60
Number of accumulation units outstanding at end of period	19,827	34,384	36,216	33,378	23,759	32,624	31,722	26,623	23,841	25,041
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$11.37	$10.49
Value at end of period									$10.49	$10.62
Number of accumulation units outstanding at end of period									9,110	11,975
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.50	$21.44	$17.96	$22.49	$24.26	$24.53	$27.73	$33.16	$35.80	$35.84
Value at end of period	$21.44	$17.96	$22.49	$24.26	$24.53	$27.73	$33.16	$35.80	$35.84	$37.30
Number of accumulation units outstanding at end of period	140	160	186	196	191	202	132	97	105	112
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.82	$20.42	$11.44	$16.48	$20.64	$20.24	$23.62	$31.12	$34.84	$36.06
Value at end of period	$20.42	$11.44	$16.48	$20.64	$20.24	$23.62	$31.12	$34.84	$36.06	$40.32
Number of accumulation units outstanding at end of period	152	168	192	204	201	214	124	78	84	90
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.45	$16.45	$17.36	$19.55	$21.01	$22.31	$24.05	$23.90	$24.95	$24.88
Value at end of period	$16.45	$17.36	$19.55	$21.01	$22.31	$24.05	$23.90	$24.95	$24.88	$25.37
Number of accumulation units outstanding at end of period	21	22	21	21	21	21	21	21	21	21
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.38	$15.68	$8.63	$11.83	$13.63	$11.70	$13.98	$17.87	$19.10	$18.57
Value at end of period	$15.68	$8.63	$11.83	$13.63	$11.70	$13.98	$17.87	$19.10	$18.57	$18.86
Number of accumulation units outstanding at end of period	221	183	225	245	173	200	76	54	68	83
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.96	$14.84	$8.90	$12.07	$13.76	$12.96	$15.30	$19.84	$22.30	$23.38
Value at end of period	$14.84	$8.90	$12.07	$13.76	$12.96	$15.30	$19.84	$22.30	$23.38	$23.38
Number of accumulation units outstanding at end of period	127	162	204	222	237	258	137	115	125	135
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$9.85
Value at end of period										$9.70
Number of accumulation units outstanding at end of period										1,781

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.40	$7.19	$9.19	$11.41	$11.14	$12.87	$17.36	$18.15	$17.41
Value at end of period		$7.19	$9.19	$11.41	$11.14	$12.87	$17.36	$18.15	$17.41	$21.86
Number of accumulation units outstanding at end of period		1,313	5,130	11,626	24,094	43,599	53,946	56,417	49,883	42,802
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.50	$15.51	$9.36	$11.79	$14.72	$14.06	$16.02	$20.78	$23.05	$22.07
Value at end of period	$15.51	$9.36	$11.79	$14.72	$14.06	$16.02	$20.78	$23.05	$22.07	$25.56
Number of accumulation units outstanding at end of period	84,275	109,356	107,341	104,044	54,943	53,567	50,017	45,448	43,944	38,275
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.13
Value at end of period										$10.13
Number of accumulation units outstanding at end of period										8,683
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$9.67	$9.76	$10.28	$10.22
Value at end of period							$9.76	$10.28	$10.22	$10.40
Number of accumulation units outstanding at end of period							47,704	65,711	57,392	69,219
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.75	$11.48	$6.98	$9.05	$11.03	$10.64	$11.73	$16.11	$17.68	$17.49
Value at end of period	$11.48	$6.98	$9.05	$11.03	$10.64	$11.73	$16.11	$17.68	$17.49	$19.12
Number of accumulation units outstanding at end of period	399	593	5,037	12,844	18,134	27,105	32,938	32,549	29,507	26,477
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$15.02	$17.32	$10.71	$14.65	$16.43	$15.10	$18.15	$22.90	$23.51	$24.63
Value at end of period	$17.32	$10.71	$14.65	$16.43	$15.10	$18.15	$22.90	$23.51	$24.63	$24.96
Number of accumulation units outstanding at end of period	228,690	494,220	632,682	791,091	866,891	138,400	155,923	160,278	168,461	179,291
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$52.09	$69.37	$35.87	$64.87	$81.96	$66.79	$80.32	$86.59	$82.02	$70.13
Value at end of period	$69.37	$35.87	$64.87	$81.96	$66.79	$80.32	$86.59	$82.02	$70.13	$74.59
Number of accumulation units outstanding at end of period	129,545	176,630	290,951	395,735	412,465	47,388	54,751	50,166	44,665	39,097
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.31	$26.77	$15.93	$22.16	$25.57	$23.33	$28.15	$35.66	$36.29	$37.54
Value at end of period	$26.77	$15.93	$22.16	$25.57	$23.33	$28.15	$35.66	$36.29	$37.54	$37.38
Number of accumulation units outstanding at end of period	159	123	115	113	66	64	50	2	2	2
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$18.04	$14.99	$17.72	$20.27	$20.34	$22.98	$22.84	$23.37	$22.72
Value at end of period		$14.99	$17.72	$20.27	$20.34	$22.98	$22.84	$23.37	$22.72	$24.09
Number of accumulation units outstanding at end of period		1	0	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.48	$13.25	$8.20	$11.19	$13.74	$13.37	$15.70	$22.03	$24.53	$22.97
Value at end of period	$13.25	$8.20	$11.19	$13.74	$13.37	$15.70	$22.03	$24.53	$22.97	$26.98
Number of accumulation units outstanding at end of period	1,890	11,496	22,958	29,918	31,594	42,541	46,852	52,324	50,718	50,648
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.61	$13.73	$9.47	$11.43	$12.72	$12.43	$13.76	$15.93	$17.12	$16.95
Value at end of period	$13.73	$9.47	$11.43	$12.72	$12.43	$13.76	$15.93	$17.12	$16.95	$17.84
Number of accumulation units outstanding at end of period	58,216	205,673	214,682	201,644	174,373	16,580	19,103	19,518	19,733	22,311

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIMCO COMMODITY REAL RETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during December 2015)										
Value at beginning of period									$5.35	$5.45
Value at end of period									$5.45	$6.21
Number of accumulation units outstanding at end of period									2,021	2,934
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.04	$12.15	$11.23	$13.23	$14.23	$15.81	$17.11	$15.46	$15.85	$15.35
Value at end of period	$12.15	$11.23	$13.23	$14.23	$15.81	$17.11	$15.46	$15.85	$15.35	$16.06
Number of accumulation units outstanding at end of period	191,317	413,595	862,847	1,422,721	1,671,696	153,264	127,592	106,862	120,986	88,969
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during May 2007)										
Value at beginning of period	$10.35	$12.79	$5.32	$9.25	$10.66	$8.13	$9.05	$8.83	$7.68	$6.47
Value at end of period	$12.79	$5.32	$9.25	$10.66	$8.13	$9.05	$8.83	$7.68	$6.47	$6.85
Number of accumulation units outstanding at end of period	385,205	458,375	393,992	291,843	178,504	20,441	20,368	18,450	20,645	14,548
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.72	$12.34	$7.93	$12.66	$14.87	$14.55	$16.80	$18.73	$18.65	$17.83
Value at end of period	$12.34	$7.93	$12.66	$14.87	$14.55	$16.80	$18.73	$18.65	$17.83	$20.27
Number of accumulation units outstanding at end of period	9,288	9,881	8,069	7,353	6,689	13,037	12,034	12,751	12,556	5,451
SMALL CAP WORLD FUND® (CLASS R-4) (Funds were first received in this option during July 2008)										
Value at beginning of period		$8.95	$5.48	$8.37	$10.41	$8.87	$10.77	$13.86	$14.05	$14.34
Value at end of period		$5.48	$8.37	$10.41	$8.87	$10.77	$13.86	$14.05	$14.34	$15.10
Number of accumulation units outstanding at end of period		1,025	2,797	8,614	10,148	13,339	14,352	16,128	31,063	26,679
TCW TOTAL RETURN BOND FUND (CLASS N) (Funds were first received in this option during October 2015)										
Value at beginning of period									$10.07	$9.96
Value at end of period									$9.96	$10.03
Number of accumulation units outstanding at end of period									491	14,475
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$19.14	$21.11	$22.33	$26.41	$29.61	$28.76	$33.14	$33.71	$34.07	$32.45
Value at end of period	$21.11	$22.33	$26.41	$29.61	$28.76	$33.14	$33.71	$34.07	$32.45	$34.30
Number of accumulation units outstanding at end of period	321,712	555,983	768,873	1,012,847	1,084,122	190,450	217,859	218,571	223,088	175,012
THE BOND FUND OF AMERICA℠ (CLASS R-4) (Funds were first received in this option during July 2008)										
Value at beginning of period		$9.78	$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19	$12.16
Value at end of period		$8.74	$9.99	$10.66	$11.29	$11.90	$11.60	$12.19	$12.16	$12.43
Number of accumulation units outstanding at end of period		1,854	11,517	22,176	20,920	29,902	36,459	41,347	43,946	43,761
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.64	$15.04	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42	$23.50
Value at end of period	$15.04	$9.12	$12.21	$13.64	$12.91	$15.49	$20.62	$22.42	$23.50	$25.35
Number of accumulation units outstanding at end of period	1,970,670	2,946,765	3,715,843	3,808,211	3,130,770	293,901	316,623	313,096	304,804	278,137
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES) (Funds were first received in this option during May 2011)										
Value at beginning of period					$10.30	$8.78	$7.68	$3.71	$3.38	$2.47
Value at end of period					$8.78	$7.68	$3.71	$3.38	$2.47	$3.59
Number of accumulation units outstanding at end of period					7,516	3,844	5,847	4,509	20,142	46,638
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.40	$16.18	$11.58	$13.73	$15.59	$15.31	$17.31	$20.11	$21.25	$20.75
Value at end of period	$16.18	$11.58	$13.73	$15.59	$15.31	$17.31	$20.11	$21.25	$20.75	$22.26
Number of accumulation units outstanding at end of period	345,032	336,347	286,440	240,255	174,928	176,386	149,521	117,382	102,081	96,295

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA CORPORATE LEADERS 100 FUND (CLASS I) (Funds were first received in this option during May 2015)										
Value at beginning of period									$10.00	$9.66
Value at end of period									$9.66	$10.75
Number of accumulation units outstanding at end of period									10,262	27,965
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.99	$11.90	$10.00	$12.10	$13.95	$14.39	$15.46	$14.76	$14.75	$14.04
Value at end of period	$11.90	$10.00	$12.10	$13.95	$14.39	$15.46	$14.76	$14.75	$14.04	$14.86
Number of accumulation units outstanding at end of period	391,046	538,205	579,987	714,560	658,923	149,121	138,645	138,008	127,552	98,354
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.40
Value at end of period									$9.40	$9.92
Number of accumulation units outstanding at end of period									123,943	103,671
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I) (Funds were first received in this option during September 2014)										
Value at beginning of period								$10.38	$10.19	$9.80
Value at end of period								$10.19	$9.80	$10.42
Number of accumulation units outstanding at end of period								206	331	2,852
VOYA GNMA INCOME FUND (CLASS A) (Funds were first received in this option during August 2010)										
Value at beginning of period				$15.33	$15.29	$16.34	$16.73	$16.34	$17.06	$17.25
Value at end of period				$15.29	$16.34	$16.73	$16.34	$17.06	$17.25	$17.44
Number of accumulation units outstanding at end of period				1,697	2,721	1,897	661	773	189	640
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.99	$13.60	$13.89	$13.86	$13.83	$13.76	$13.70	$13.63	$13.57	$13.50
Value at end of period	$13.60	$13.89	$13.86	$13.83	$13.76	$13.70	$13.63	$13.57	$13.50	$13.46
Number of accumulation units outstanding at end of period	1,202,284	1,857,131	1,424,386	1,468,184	1,809,847	473,852	502,402	190,414	167,707	161,981
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.06	$11.82	$7.34	$9.51	$10.80	$10.72	$12.34	$16.05	$17.68	$17.34
Value at end of period	$11.82	$7.34	$9.51	$10.80	$10.72	$12.34	$16.05	$17.68	$17.34	$18.94
Number of accumulation units outstanding at end of period	1,124,594	1,222,363	975,697	1,160,834	847,975	839,210	961,178	725,398	705,057	626,032
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.42	$11.69	$9.01	$13.39	$15.23	$15.82	$17.95	$18.86	$18.99	$18.51
Value at end of period	$11.69	$9.01	$13.39	$15.23	$15.82	$17.95	$18.86	$18.99	$18.51	$21.11
Number of accumulation units outstanding at end of period	59,052	87,761	113,811	274,897	324,318	44,498	58,211	56,875	43,772	34,401
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.85	$15.51	$9.69	$11.88	$13.47	$13.39	$15.25	$20.17	$22.86	$22.93
Value at end of period	$15.51	$9.69	$11.88	$13.47	$13.39	$15.25	$20.17	$22.86	$22.93	$25.16
Number of accumulation units outstanding at end of period	350,930	594,639	572,860	573,609	450,565	250,124	258,044	212,583	224,953	220,294
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.80	$24.98	$15.52	$20.34	$24.67	$24.27	$28.42	$38.05	$41.48	$40.53
Value at end of period	$24.98	$15.52	$20.34	$24.67	$24.27	$28.42	$38.05	$41.48	$40.53	$47.65
Number of accumulation units outstanding at end of period	477,321	452,410	416,193	406,845	393,949	108,294	98,915	83,602	60,550	52,805
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.74	$17.49	$11.56	$14.36	$17.55	$17.33	$19.38	$27.52	$28.88	$27.81
Value at end of period	$17.49	$11.56	$14.36	$17.55	$17.33	$19.38	$27.52	$28.88	$27.81	$35.23
Number of accumulation units outstanding at end of period	341,597	399,729	348,307	355,597	322,594	63,279	56,030	52,577	48,883	48,787

CFI 83

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$14.33	$15.68	$16.59	$16.19
Value at end of period							$15.68	$16.59	$16.19	$17.38
Number of accumulation units outstanding at end of period							3	7	13	69
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.72	$16.58	$15.10	$16.76	$18.32	$19.60	$21.34	$21.20	$22.51	$22.53
Value at end of period	$16.58	$15.10	$16.76	$18.32	$19.60	$21.34	$21.20	$22.51	$22.53	$23.38
Number of accumulation units outstanding at end of period	389,230	463,234	505,538	539,402	533,775	303,039	263,194	217,898	385,940	387,938
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.97	$7.57	$8.12	$7.09	$8.38	$10.13	$9.48	$9.35
Value at end of period			$7.57	$8.12	$7.09	$8.38	$10.13	$9.48	$9.35	$9.38
Number of accumulation units outstanding at end of period			78,707	88,067	81,043	23,444	27,712	25,960	44,542	39,563
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.33	$10.38	$12.20	$15.90	$17.97	$19.03
Value at end of period					$10.38	$12.20	$15.90	$17.97	$19.03	$19.68
Number of accumulation units outstanding at end of period					1,529,431	301,417	385,660	428,444	463,177	440,835
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.43	$9.23	$6.42	$7.19	$8.54	$8.80	$10.04	$13.08	$14.32	$13.62
Value at end of period	$9.23	$6.42	$7.19	$8.54	$8.80	$10.04	$13.08	$14.32	$13.62	$15.43
Number of accumulation units outstanding at end of period	751,731	1,238,565	1,345,805	1,059,936	1,000,518	344,087	414,433	308,867	325,566	261,970
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.43	$15.55	$9.65	$13.58	$17.61	$17.44	$19.81	$26.02	$28.18	$28.18
Value at end of period	$15.55	$9.65	$13.58	$17.61	$17.44	$19.81	$26.02	$28.18	$28.18	$30.08
Number of accumulation units outstanding at end of period	2,496	5,469	10,928	13,627	28,460	47,326	89,008	65,629	69,173	69,330
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.85	$11.37	$7.41	$9.17	$10.60	$10.10	$11.10	$14.43	$16.56	$16.42
Value at end of period	$11.37	$7.41	$9.17	$10.60	$10.10	$11.10	$14.43	$16.56	$16.42	$17.77
Number of accumulation units outstanding at end of period	98,451	119,890	98,512	103,764	87,391	21,357	27,641	30,131	32,833	26,219
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.60	$14.14	$14.66	$16.70	$21.94	$24.69	$26.43
Value at end of period			$12.60	$14.14	$14.66	$16.70	$21.94	$24.69	$26.43	$28.02
Number of accumulation units outstanding at end of period			811	5,942	1,230	4,270	6,019	9,928	24,095	47,529
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.02	$6.66	$8.20	$9.15	$9.34	$10.74	$14.11	$15.85	$16.10
Value at end of period		$6.66	$8.20	$9.15	$9.34	$10.74	$14.11	$15.85	$16.10	$17.77
Number of accumulation units outstanding at end of period		1,423	142,094	169,976	180,713	19,580	16,696	20,554	48,182	52,078
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.07	$11.89	$13.14	$13.15	$15.17	$19.85	$22.16	$21.22
Value at end of period			$11.89	$13.14	$13.15	$15.17	$19.85	$22.16	$21.22	$24.34
Number of accumulation units outstanding at end of period			28,787	22,733	28,935	4,811	5,166	5,954	8,141	12,970
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.88	$16.13	$15.70	$18.04	$24.21	$26.77	$26.42
Value at end of period			$12.88	$16.13	$15.70	$18.04	$24.21	$26.77	$26.42	$28.08
Number of accumulation units outstanding at end of period			40,684	50,451	73,702	2,939	3,481	1,717	2,243	3,780

CFI 84

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.31	$5.94	$8.29	$10.32	$10.08	$11.74	$15.68	$17.58	$17.00
Value at end of period		$5.94	$8.29	$10.32	$10.08	$11.74	$15.68	$17.58	$17.00	$19.18
Number of accumulation units outstanding at end of period		554	1,726	5,757	43,125	9,043	18,552	22,483	32,577	37,184
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$10.10	$6.98	$8.79	$11.06	$10.58	$12.21	$16.86	$17.60	$16.72
Value at end of period		$6.98	$8.79	$11.06	$10.58	$12.21	$16.86	$17.60	$16.72	$20.15
Number of accumulation units outstanding at end of period		787	1,543	6,556	28,413	6,391	8,266	10,282	15,735	13,726
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.26	$10.14	$6.61	$8.62	$11.35	$11.39	$13.05	$18.06	$18.98	$18.72
Value at end of period	$10.14	$6.61	$8.62	$11.35	$11.39	$13.05	$18.06	$18.98	$18.72	$21.12
Number of accumulation units outstanding at end of period	2,181	3,213	23,989	29,842	26,828	14,193	18,995	12,828	22,324	18,100
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.20	$21.29	$14.60	$18.54	$22.94	$22.26	$25.36	$34.76	$36.85	$36.38
Value at end of period	$21.29	$14.60	$18.54	$22.94	$22.26	$25.36	$34.76	$36.85	$36.38	$45.06
Number of accumulation units outstanding at end of period	99,236	136,964	134,627	136,325	106,197	113,516	118,181	97,718	60,845	57,827
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.28	$12.79	$8.41	$10.53	$11.92	$11.50	$12.98	$15.02	$15.78	$15.69
Value at end of period	$12.79	$8.41	$10.53	$11.92	$11.50	$12.98	$15.02	$15.78	$15.69	$16.53
Number of accumulation units outstanding at end of period	86,634	205,308	305,840	350,851	312,879	380,122	430,915	352,146	347,993	318,388
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.63	$13.23	$8.29	$10.59	$12.07	$11.46	$13.12	$15.72	$16.53	$16.36
Value at end of period	$13.23	$8.29	$10.59	$12.07	$11.46	$13.12	$15.72	$16.53	$16.36	$17.30
Number of accumulation units outstanding at end of period	81,083	228,490	351,861	401,710	329,333	302,791	358,954	320,462	309,763	293,666
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.97	$13.66	$8.17	$10.56	$12.09	$11.42	$13.12	$16.11	$17.01	$16.76
Value at end of period	$13.66	$8.17	$10.56	$12.09	$11.42	$13.12	$16.11	$17.01	$16.76	$17.74
Number of accumulation units outstanding at end of period	44,478	149,503	231,366	281,483	262,725	248,822	284,337	216,569	197,767	193,758
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$10.03	$11.58	$10.93	$12.56	$15.44	$16.33	$16.10
Value at end of period				$11.58	$10.93	$12.56	$15.44	$16.33	$16.10	$17.06
Number of accumulation units outstanding at end of period				3,216	13,763	26,979	40,404	23,840	33,581	46,490
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$8.51	$8.59	$9.64	$9.36	$10.59	$12.18	$12.89	$12.77
Value at end of period			$8.59	$9.64	$9.36	$10.59	$12.18	$12.89	$12.77	$13.51
Number of accumulation units outstanding at end of period			88	139	179	251	8,968	15,818	18,940	5,199
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.06	$11.58	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92	$14.86
Value at end of period	$11.58	$9.60	$11.20	$12.21	$12.20	$13.32	$14.18	$14.92	$14.86	$15.45
Number of accumulation units outstanding at end of period	72,216	53,963	39,728	33,291	136,479	18,337	17,676	14,056	198,526	180,124
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$8.05	$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81	$12.70
Value at end of period		$7.67	$9.19	$10.16	$10.04	$11.19	$12.20	$12.81	$12.70	$13.38
Number of accumulation units outstanding at end of period		428	6,410	8,582	10,590	11,887	860	1,149	634	634

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.31	$15.07	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90	$19.76
Value at end of period	$15.07	$11.46	$13.44	$14.85	$15.04	$16.81	$18.75	$19.90	$19.76	$20.78
Number of accumulation units outstanding at end of period	16,058	36,749	70,546	142,907	119,694	110,526	107,889	74,680	82,717	97,183
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$14.35	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26	$17.96
Value at end of period	$14.35	$9.13	$11.37	$12.80	$12.36	$14.14	$17.22	$18.26	$17.96	$19.11
Number of accumulation units outstanding at end of period	52,777	129,715	232,238	349,911	382,662	391,045	437,506	421,439	431,378	430,485
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.83	$14.52	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69	$18.49
Value at end of period	$14.52	$10.04	$12.17	$13.57	$13.43	$15.18	$17.61	$18.69	$18.49	$19.62
Number of accumulation units outstanding at end of period	161,701	156,719	205,320	344,429	420,768	326,317	329,306	291,153	297,406	325,017
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$10.29	$10.78	$11.39	$12.15	$12.55	$12.17	$12.80	$12.77
Value at end of period			$10.78	$11.39	$12.15	$12.55	$12.17	$12.80	$12.77	$13.00
Number of accumulation units outstanding at end of period			2,626	8,068	14,403	10,124	8,722	9,051	29,186	28,965
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.30	$15.75	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78	$30.09
Value at end of period	$15.75	$11.51	$15.54	$18.86	$18.17	$21.04	$27.50	$30.78	$30.09	$37.15
Number of accumulation units outstanding at end of period	13,680	27,666	143,705	305,813	331,086	51,609	54,606	49,274	31,059	29,633
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.08	$19.09	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82	$31.01
Value at end of period	$19.09	$11.16	$15.01	$18.89	$19.22	$22.88	$31.61	$32.82	$31.01	$32.51
Number of accumulation units outstanding at end of period	904,525	1,201,988	1,413,949	1,438,458	1,352,670	73,720	85,770	70,321	65,821	56,159
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.75	$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38	$14.11
Value at end of period		$6.72	$8.94	$10.35	$9.77	$12.25	$12.67	$14.38	$14.11	$14.16
Number of accumulation units outstanding at end of period		628,609	796,150	935,985	1,017,737	79,906	80,116	77,377	84,759	73,629
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.36	$10.12	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52	$17.94
Value at end of period	$10.12	$6.19	$8.37	$10.66	$11.61	$13.35	$13.55	$17.52	$17.94	$18.61
Number of accumulation units outstanding at end of period	653,933	808,288	739,250	908,569	964,529	70,650	86,076	87,091	106,387	105,585
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.23	$22.00	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97	$31.73
Value at end of period	$22.00	$13.30	$17.42	$19.42	$18.42	$20.58	$27.59	$30.97	$31.73	$34.23
Number of accumulation units outstanding at end of period	21,209	39,317	71,562	67,444	47,340	10,221	12,755	12,766	12,218	8,557
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$10.41	$10.36	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73	$16.15
Value at end of period	$10.36	$6.80	$8.44	$10.52	$10.18	$11.57	$16.11	$16.73	$16.15	$19.88
Number of accumulation units outstanding at end of period	14	1,238	4,507	7,378	8,990	12,229	13,998	17,502	21,655	25,347
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.23	$15.07	$9.13	$12.64	$16.15	$14.31	$16.32	$22.08	$23.30	$22.80
Value at end of period	$15.07	$9.13	$12.64	$16.15	$14.31	$16.32	$22.08	$23.30	$22.80	$25.36
Number of accumulation units outstanding at end of period	94,324	295,965	619,870	769,394	1,201,032	83,967	90,885	94,107	99,067	92,112
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$14.44	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44	$20.99
Value at end of period	$14.44	$9.13	$11.67	$13.37	$13.03	$15.38	$20.66	$22.44	$20.99	$24.60
Number of accumulation units outstanding at end of period	138,953	144,880	123,761	128,060	87,185	37,617	37,593	31,648	31,246	24,897

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.50	$12.89	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96	$19.45
Value at end of period	$12.89	$9.82	$11.99	$13.40	$13.19	$14.80	$18.41	$19.96	$19.45	$22.31
Number of accumulation units outstanding at end of period	581,824	633,250	580,703	610,511	317,644	280,556	271,903	235,252	198,376	199,511
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.81	$13.08	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72	$19.04
Value at end of period	$13.08	$8.82	$10.87	$12.17	$11.85	$13.51	$17.99	$19.72	$19.04	$22.72
Number of accumulation units outstanding at end of period	293,847	327,917	377,644	402,373	364,092	56,479	79,567	85,395	44,695	38,621
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$25.08	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56	$18.90
Value at end of period	$25.08	$12.16	$20.76	$24.85	$20.21	$23.95	$22.46	$22.56	$18.90	$21.24
Number of accumulation units outstanding at end of period	11,763	14,500	26,525	25,791	11,049	20,624	14,449	15,426	21,376	18,911
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$18.24	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67	$32.49
Value at end of period	$18.24	$12.15	$15.19	$18.58	$18.83	$22.48	$29.43	$33.67	$32.49	$37.07
Number of accumulation units outstanding at end of period	22,178	34,298	41,638	42,985	45,069	64,300	71,918	76,953	60,853	60,171
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.17	$12.89	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80	$23.77
Value at end of period	$12.89	$8.98	$11.38	$14.35	$14.09	$16.64	$23.00	$24.80	$23.77	$28.75
Number of accumulation units outstanding at end of period	34,384	65,526	82,444	130,890	246,550	10,479	14,686	14,472	26,895	23,742
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.35	$15.22	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66	$21.41
Value at end of period	$15.22	$9.04	$12.55	$14.49	$13.25	$16.04	$20.29	$20.66	$21.41	$21.35
Number of accumulation units outstanding at end of period	1,353,299	1,281,594	1,325,428	1,354,724	1,292,209	686,651	624,600	440,042	433,237	395,536
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.63	$11.23	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79	$18.78
Value at end of period	$11.23	$7.89	$13.11	$15.53	$15.34	$17.73	$19.82	$19.79	$18.78	$21.36
Number of accumulation units outstanding at end of period	136,420	154,035	198,272	217,323	256,411	15,467	16,848	10,959	20,386	13,763
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.53	$13.02	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35	$23.40
Value at end of period	$13.02	$9.39	$12.45	$14.13	$14.46	$16.47	$20.03	$22.35	$23.40	$25.16
Number of accumulation units outstanding at end of period	1,934,744	3,156,636	4,344,384	5,529,761	6,259,063	312,198	416,158	439,864	458,057	467,875
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.52	$14.13	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67	$25.04
Value at end of period	$14.13	$7.99	$11.64	$14.89	$14.27	$16.48	$22.17	$24.67	$25.04	$26.77
Number of accumulation units outstanding at end of period	424,163	574,121	645,673	645,353	566,674	395,187	361,854	311,707	297,680	277,519
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.22	$18.68	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99	$25.00
Value at end of period	$18.68	$11.95	$14.87	$17.00	$16.77	$19.55	$25.24	$26.99	$25.00	$29.55
Number of accumulation units outstanding at end of period	150,263	211,118	338,443	494,774	487,376	81,117	115,995	78,856	82,935	84,713
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.20	$17.71	$10.18	$14.49	$16.84	$16.58	$19.62	$27.18	$29.40	$32.41
Value at end of period	$17.71	$10.18	$14.49	$16.84	$16.58	$19.62	$27.18	$29.40	$32.41	$32.74
Number of accumulation units outstanding at end of period	250,855	316,429	388,270	535,381	526,758	278,727	283,309	193,236	152,193	135,911
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.42	$18.50	$9.29	$12.72	$14.40	$12.56	$14.84	$16.89	$16.62	$16.38
Value at end of period	$18.50	$9.29	$12.72	$14.40	$12.56	$14.84	$16.89	$16.62	$16.38	$16.61
Number of accumulation units outstanding at end of period	53,994	62,280	55,916	37,236	43,233	15,418	16,930	14,823	17,772	15,190

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period	$9.98	$10.37	$11.16	$9.32	$7.88	$9.00	$8.31	$6.32	$10.20	
Value at end of period	$10.11	$9.98	$10.37	$11.16	$9.32	$7.88	$9.00	$8.31	$6.32	
Number of accumulation units outstanding at end of period	131,384	143,210	135,079	161,166	147,371	217,250	229,590	237,632	245,017	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.61	$13.71	$14.17	$10.90	$9.00	$9.59	$8.95	$6.80	$11.33	$11.11
Value at end of period	$13.92	$12.61	$13.71	$14.17	$10.90	$9.00	$9.59	$8.95	$6.80	$11.33
Number of accumulation units outstanding at end of period	6,852	7,608	6,501	5,601	4,395	3,193	5,759	4,489	2,819	2,211
WANGER INTERNATIONAL (Funds were first received in this option during May 2007)										
Value at beginning of period	$12.52	$12.57	$13.21	$10.85	$8.97	$10.56	$8.50	$5.70	$10.53	$10.14
Value at end of period	$12.28	$12.52	$12.57	$13.21	$10.85	$8.97	$10.56	$8.50	$5.70	$10.53
Number of accumulation units outstanding at end of period	82,943	81,841	80,955	80,532	68,275	786,693	681,129	480,500	408,172	301,600
WANGER SELECT										
Value at beginning of period	$22.82	$22.88	$22.30	$16.65	$14.13	$17.25	$13.69	$8.28	$16.34	$15.01
Value at end of period	$25.74	$22.82	$22.88	$22.30	$16.65	$14.13	$17.25	$13.69	$8.28	$16.34
Number of accumulation units outstanding at end of period	46,635	56,255	51,899	55,755	56,871	822,038	916,219	770,789	771,205	805,446
WANGER USA										
Value at beginning of period	$23.77	$24.04	$23.05	$17.32	$14.51	$15.11	$12.31	$8.70	$14.49	$13.82
Value at end of period	$26.89	$23.77	$24.04	$23.05	$17.32	$14.51	$15.11	$12.31	$8.70	$14.49
Number of accumulation units outstanding at end of period	29,541	35,032	31,904	40,331	42,507	446,239	348,313	201,002	153,558	135,710
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R–4)										
Value at beginning of period	$20.70	$20.85	$18.85	$14.37	$12.84	$12.06	$10.70	$9.03	$13.58	$13.14
Value at end of period	$23.35	$20.70	$20.85	$18.85	$14.37	$12.84	$12.06	$10.70	$9.03	$13.58
Number of accumulation units outstanding at end of period	111,014	84,590	73,345	72,441	76,298	48,042	61,745	64,871	58,254	48,835
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$37.42	$39.40	$36.88	$26.85	$23.78	$24.43	$20.03	$15.50	$22.82	$24.96
Value at end of period	$47.99	$37.42	$39.40	$36.88	$26.85	$23.78	$24.43	$20.03	$15.50	$22.82
Number of accumulation units outstanding at end of period	17,629	20,413	20,824	20,161	21,168	11,427	14,920	13,845	6,634	6,236
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS) (Funds were first received in this option during September 2016)										
Value at beginning of period	$11.14									
Value at end of period	$11.61									
Number of accumulation units outstanding at end of period	122									

TABLE 12

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A) (Funds were first received in this option during December 2009)										
Value at beginning of period	$21.73	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01	$13.13		
Value at end of period	$22.04	$21.73	$21.32	$20.46	$15.27	$13.36	$14.18	$13.01		
Number of accumulation units outstanding at end of period	52	22	6	0	81	81	81	852		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$8.59	$9.67	$11.15	$10.88	$12.04	$14.70	$16.67	$16.51
Value at end of period			$9.67	$11.15	$10.88	$12.04	$14.70	$16.67	$16.51	$17.67
Number of accumulation units outstanding at end of period			1,614	2,070	3,805	2,494	1,820	1,994	2,436	2,360
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$8.19	$9.96	$11.12	$11.27	$12.29	$15.86	$17.21	$16.62
Value at end of period			$9.96	$11.12	$11.27	$12.29	$15.86	$17.21	$16.62	$18.08
Number of accumulation units outstanding at end of period			758	604	889	1,010	219	306	143	152
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$10.18	$10.74	$11.27	$12.67	$13.44	$12.14	$12.40	$12.07
Value at end of period			$10.74	$11.27	$12.67	$13.44	$12.14	$12.40	$12.07	$12.57
Number of accumulation units outstanding at end of period			2,058	1,558	274	4,316	863	1,433	1,394	1,419
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during March 2016)										
Value at beginning of period										$9.57
Value at end of period										$9.92
Number of accumulation units outstanding at end of period										971
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period						$15.87	$18.54	$26.68	$29.44	$28.07
Value at end of period						$18.54	$26.68	$29.44	$28.07	$32.27
Number of accumulation units outstanding at end of period						62	561	649	472	416
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.20	$8.06	$8.49	$7.83	$9.76	$12.16	$11.97	$11.45
Value at end of period			$8.06	$8.49	$7.83	$9.76	$12.16	$11.97	$11.45	$10.28
Number of accumulation units outstanding at end of period			645	112	501	5,001	5,011	5,552	5,510	4,908
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$9.80	$11.77	$10.94	$12.66	$18.20	$19.86	$17.70
Value at end of period				$11.77	$10.94	$12.66	$18.20	$19.86	$17.70	$21.84
Number of accumulation units outstanding at end of period				1,049	2,155	2,268	5,288	7,443	6,307	6,575
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.45	$10.10
Value at end of period									$10.10	$9.44
Number of accumulation units outstanding at end of period									945	1,684
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$12.11	$12.65	$15.82	$15.64	$17.60	$23.34	$24.70	$22.86
Value at end of period			$12.65	$15.82	$15.64	$17.60	$23.34	$24.70	$22.86	$27.81
Number of accumulation units outstanding at end of period			59	509	220	236	93	384	134	134
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.52	$13.81	$9.44	$11.76	$13.11	$13.63	$14.98	$17.58	$19.16	$18.64
Value at end of period	$13.81	$9.44	$11.76	$13.11	$13.63	$14.98	$17.58	$19.16	$18.64	$19.99
Number of accumulation units outstanding at end of period	10,847	9,755	10,092	6,429	6,063	9,799	9,284	9,146	10,090	52,595

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.07	$9.50	$10.93	$11.21	$14.51	$15.15
Value at end of period					$9.50	$10.93	$11.21	$14.51	$15.15	$15.91
Number of accumulation units outstanding at end of period					52	1,971	2,078	2,743	2,425	2,400
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.13	$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17	$13.78
Value at end of period		$6.20	$7.85	$9.08	$8.57	$9.80	$12.75	$14.17	$13.78	$15.73
Number of accumulation units outstanding at end of period		4,161	7,244	4,560	1,107	4,471	5,481	10,216	10,701	1,263
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.49	$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21	$15.29
Value at end of period		$6.11	$8.03	$9.82	$9.35	$10.83	$14.56	$16.21	$15.29	$17.33
Number of accumulation units outstanding at end of period		1,035	976	1,257	865	949	1,168	1,409	1,125	208
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.78	$19.84	$11.73	$16.23	$17.65	$15.17	$17.98	$21.49	$20.81	$20.52
Value at end of period	$19.84	$11.73	$16.23	$17.65	$15.17	$17.98	$21.49	$20.81	$20.52	$20.55
Number of accumulation units outstanding at end of period	15,260	119,192	176,649	208,391	227,397	258,982	270,701	260,034	249,109	227,921
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.63	$22.96	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69	$33.73
Value at end of period	$22.96	$13.12	$17.71	$20.65	$20.02	$23.18	$30.26	$33.69	$33.73	$36.23
Number of accumulation units outstanding at end of period	450,147	360,449	488,206	488,499	500,854	487,214	468,694	476,239	420,498	390,958
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.05	$16.20	$9.24	$11.97	$13.70	$13.76	$16.05	$20.46	$22.12	$21.13
Value at end of period	$16.20	$9.24	$11.97	$13.70	$13.76	$16.05	$20.46	$22.12	$21.13	$24.80
Number of accumulation units outstanding at end of period	220,782	142,179	148,927	144,480	112,047	107,041	96,632	92,841	81,159	74,340
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.73	$16.07	$8.44	$10.77	$13.30	$13.26	$15.12	$20.50	$22.69	$24.19
Value at end of period	$16.07	$8.44	$10.77	$13.30	$13.26	$15.12	$20.50	$22.69	$24.19	$24.25
Number of accumulation units outstanding at end of period	306,986	227,708	207,923	189,895	153,266	137,952	130,749	136,021	111,189	102,690
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.00	$17.50	$9.78	$12.31	$13.84	$11.40	$13.69	$17.76	$16.24	$16.74
Value at end of period	$17.50	$9.78	$12.31	$13.84	$11.40	$13.69	$17.76	$16.24	$16.74	$15.80
Number of accumulation units outstanding at end of period	40,120	19,242	63,159	68,419	66,431	71,052	79,168	85,591	92,669	98,804
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.96	$18.41	$12.26	$15.75	$20.09	$19.23	$22.64	$30.67	$30.68	$28.25
Value at end of period	$18.41	$12.26	$15.75	$20.09	$19.23	$22.64	$30.67	$30.68	$28.25	$36.58
Number of accumulation units outstanding at end of period	53,116	32,066	39,469	40,694	41,040	27,707	47,511	33,244	17,610	19,637
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.82	$6.13	$8.12	$9.21	$8.98	$10.46	$13.68	$14.82	$15.23
Value at end of period		$6.13	$8.12	$9.21	$8.98	$10.46	$13.68	$14.82	$15.23	$17.04
Number of accumulation units outstanding at end of period		70	1,121	11,121	20,776	19,362	15,163	18,564	13,851	11,521
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$11.86	$12.32	$13.79	$12.85	$14.11	$18.13	$18.84	$17.93
Value at end of period			$12.32	$13.79	$12.85	$14.11	$18.13	$18.84	$17.93	$19.97
Number of accumulation units outstanding at end of period			48	48	207	48	48	48	82	48

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.19	$36.12	$50.34	$54.29	$56.70
Value at end of period						$36.12	$50.34	$54.29	$56.70	$57.67
Number of accumulation units outstanding at end of period						6,376	5,205	4,834	3,472	3,607
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.51	$11.30	$7.85	$10.01	$10.91	$10.84	$12.28	$15.79	$16.98	$15.91
Value at end of period	$11.30	$7.85	$10.01	$10.91	$10.84	$12.28	$15.79	$16.98	$15.91	$17.45
Number of accumulation units outstanding at end of period	83,014	54,037	52,043	51,813	40,948	30,100	24,023	21,756	18,254	6,057
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$11.56	$10.48
Value at end of period									$10.48	$10.61
Number of accumulation units outstanding at end of period									1,648	1,969
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$18.46	$20.30	$16.99	$21.28	$22.93	$23.18	$26.19	$31.30	$33.78	$33.80
Value at end of period	$20.30	$16.99	$21.28	$22.93	$23.18	$26.19	$31.30	$33.78	$33.80	$35.16
Number of accumulation units outstanding at end of period	2	5	4	5	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.48	$19.65	$11.00	$15.84	$19.83	$19.44	$22.68	$29.86	$33.41	$34.57
Value at end of period	$19.65	$11.00	$15.84	$19.83	$19.44	$22.68	$29.86	$33.41	$34.57	$38.63
Number of accumulation units outstanding at end of period	2	6	5	6	0	0	0	0	0	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.10	$16.07	$16.94	$19.08	$20.49	$21.75	$23.43	$23.27	$24.29	$24.21
Value at end of period	$16.07	$16.94	$19.08	$20.49	$21.75	$23.43	$23.27	$24.29	$24.21	$24.67
Number of accumulation units outstanding at end of period	21	24	23	23	0	0	0	0	0	0
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.22	$13.92	$8.35	$11.32	$12.89	$12.14	$14.32	$18.56	$20.86	$21.85
Value at end of period	$13.92	$8.35	$11.32	$12.89	$12.14	$14.32	$18.56	$20.86	$21.85	$21.84
Number of accumulation units outstanding at end of period	3	8	7	8	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$5.98	$9.18	$11.39	$11.12	$12.84	$17.31	$18.09	$17.35
Value at end of period			$9.18	$11.39	$11.12	$12.84	$17.31	$18.09	$17.35	$21.76
Number of accumulation units outstanding at end of period			88	122	1,140	1,621	1,729	1,555	537	555
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.46	$15.46	$9.33	$11.74	$14.65	$13.98	$15.93	$20.65	$22.90	$21.91
Value at end of period	$15.46	$9.33	$11.74	$14.65	$13.98	$15.93	$20.65	$22.90	$21.91	$25.36
Number of accumulation units outstanding at end of period	181,193	36,506	39,405	40,271	34,221	12,844	20,818	17,508	15,560	3,025
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$9.71	$9.75	$10.27	$10.21
Value at end of period							$9.75	$10.27	$10.21	$10.39
Number of accumulation units outstanding at end of period							165	5,000	931	843
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.61	$11.47	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40
Value at end of period	$11.47	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40	$19.02
Number of accumulation units outstanding at end of period	3,356	9,576	15,543	18,354	24,007	16,389	19,260	19,309	18,090	17,719

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$24.49	$23.38	$22.78	$18.07	$15.04	$16.38	$14.61	$10.69	$17.29	$15.00
Value at end of period	$24.80	$24.49	$23.38	$22.78	$18.07	$15.04	$16.38	$14.61	$10.69	$17.29
Number of accumulation units outstanding at end of period	38,659	34,616	55,555	42,387	31,654	35,788	29,543	33,802	19,110	15,388
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$69.60	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72	$69.12	$51.92
Value at end of period	$73.98	$69.60	$81.43	$86.01	$79.82	$66.41	$81.54	$64.56	$35.72	$69.12
Number of accumulation units outstanding at end of period	27,863	27,644	30,545	27,618	25,573	27,119	24,027	21,707	16,306	19,815
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$37.10	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80	$26.57	$24.61
Value at end of period	$36.93	$37.10	$35.89	$35.28	$27.87	$23.11	$25.33	$21.97	$15.80	$26.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4	4	4	2
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$22.85	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18	$13.24	$13.47
Value at end of period	$26.83	$22.85	$24.41	$21.93	$15.64	$13.33	$13.70	$11.17	$8.18	$13.24
Number of accumulation units outstanding at end of period	67,839	61,903	61,731	58,058	53,550	49,129	45,480	37,789	2,612	2,328
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.82	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43	$13.68	$12.57
Value at end of period	$17.70	$16.82	$17.00	$15.83	$13.68	$12.36	$12.66	$11.38	$9.43	$13.68
Number of accumulation units outstanding at end of period	9,184	60,288	64,566	68,852	70,584	89,390	86,563	116,445	104,238	25,685
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$5.89									
Value at end of period	$6.20									
Number of accumulation units outstanding at end of period	66									
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.26	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21	$12.12	$11.03
Value at end of period	$15.96	$15.26	$15.77	$15.38	$17.04	$15.75	$14.18	$13.19	$11.21	$12.12
Number of accumulation units outstanding at end of period	101,242	92,373	123,219	137,753	166,193	174,742	147,160	79,059	41,953	26,415
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$6.44	$7.65	$8.80	$9.03	$8.11	$10.64	$9.23	$5.32	$12.79	$10.89
Value at end of period	$6.81	$6.44	$7.65	$8.80	$9.03	$8.11	$10.64	$9.23	$5.32	$12.79
Number of accumulation units outstanding at end of period	16,741	15,668	19,989	4,773	4,185	7,617	8,640	9,463	6,476	12,745
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91	$12.32	$11.70
Value at end of period	$20.14	$17.73	$18.55	$18.64	$16.73	$14.49	$14.82	$12.63	$7.91	$12.32
Number of accumulation units outstanding at end of period	31,075	34,653	40,299	48,007	50,013	30,388	21,893	16,453	9,687	3,070
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.29	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36	$8.12		
Value at end of period	$15.03	$14.29	$14.00	$13.82	$10.75	$8.85	$10.39	$8.36		
Number of accumulation units outstanding at end of period	1,219	1,897	14,387	15,293	9,038	8,291	4,880	30		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$10.12									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	1,401									

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$19.09	$21.04	$22.24	$26.29	$29.47	$28.61	$32.95	$33.50	$33.84	$32.22
Value at end of period	$21.04	$22.24	$26.29	$29.47	$28.61	$32.95	$33.50	$33.84	$32.22	$34.04
Number of accumulation units outstanding at end of period	18,246	26,913	43,001	54,638	64,916	46,300	44,806	46,709	28,782	34,185
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.90	$8.73	$9.98	$10.65	$11.27	$11.87	$11.57	$12.15	$12.11
Value at end of period		$8.73	$9.98	$10.65	$11.27	$11.87	$11.57	$12.15	$12.11	$12.37
Number of accumulation units outstanding at end of period		54	311	1,008	383	6,831	6,544	14,099	15,246	10,068
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.62	$15.01	$9.10	$12.17	$13.59	$12.86	$15.42	$20.52	$22.30	$23.36
Value at end of period	$15.01	$9.10	$12.17	$13.59	$12.86	$15.42	$20.52	$22.30	$23.36	$25.19
Number of accumulation units outstanding at end of period	81,624	273,606	339,960	344,683	352,289	348,210	338,391	330,649	308,408	285,410
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$10.70	$8.77	$7.67	$3.70	$3.38	$2.46
Value at end of period					$8.77	$7.67	$3.70	$3.38	$2.46	$3.58
Number of accumulation units outstanding at end of period					3,208	20,368	33,284	30,494	32,178	55,976
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.77	$15.50	$11.09	$13.15	$14.92	$14.64	$16.55	$19.21	$20.29	$19.80
Value at end of period	$15.50	$11.09	$13.15	$14.92	$14.64	$16.55	$19.21	$20.29	$19.80	$21.23
Number of accumulation units outstanding at end of period	184,244	136,408	112,621	100,439	90,594	87,421	80,773	72,414	65,588	33,204
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.86	$11.87	$9.97	$12.06	$13.89	$14.33	$15.38	$14.53	$14.66	$13.95
Value at end of period	$11.87	$9.97	$12.06	$13.89	$14.33	$15.38	$14.53	$14.66	$13.95	$14.75
Number of accumulation units outstanding at end of period	173,159	60,616	75,934	71,298	85,904	118,967	112,544	112,564	80,667	93,833
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.40
Value at end of period									$9.40	$9.91
Number of accumulation units outstanding at end of period									81,075	58,845
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period									$10.44	$9.80
Value at end of period									$9.80	$10.40
Number of accumulation units outstanding at end of period									10,191	293,967
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.81	$13.40	$13.68	$13.65	$13.61	$13.54	$13.47	$13.40	$13.33	$13.25
Value at end of period	$13.40	$13.68	$13.65	$13.61	$13.54	$13.47	$13.40	$13.33	$13.25	$13.20
Number of accumulation units outstanding at end of period	240,415	248,143	370,967	410,286	357,259	450,617	414,510	543,353	569,457	474,901
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.48	$11.20	$6.95	$9.00	$10.21	$10.13	$11.66	$15.15	$16.69	$16.36
Value at end of period	$11.20	$6.95	$9.00	$10.21	$10.13	$11.66	$15.15	$16.69	$16.36	$17.86
Number of accumulation units outstanding at end of period	505,931	591,777	557,782	605,018	506,041	474,015	463,592	413,432	376,839	331,596
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.41	$11.67	$8.99	$13.36	$15.18	$15.77	$17.88	$18.78	$18.90	$18.41
Value at end of period	$11.67	$8.99	$13.36	$15.18	$15.77	$17.88	$18.78	$18.90	$18.41	$20.99
Number of accumulation units outstanding at end of period	399	412	1,047	8,627	9,201	10,028	5,818	2,652	594	1,519
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.90	$14.52	$9.07	$11.11	$12.59	$12.51	$14.24	$18.82	$21.32	$21.38
Value at end of period	$14.52	$9.07	$11.11	$12.59	$12.51	$14.24	$18.82	$21.32	$21.38	$23.45
Number of accumulation units outstanding at end of period	300,305	143,761	171,792	168,150	171,387	154,441	134,395	151,089	133,984	147,516

CFI 93

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.24	$25.43	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09	$41.11
Value at end of period	$25.43	$15.79	$20.69	$25.08	$24.66	$28.86	$38.63	$42.09	$41.11	$48.30
Number of accumulation units outstanding at end of period	126,731	88,402	120,001	124,262	120,942	119,978	124,797	122,790	123,447	135,092
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.41	$18.10	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78	$28.67
Value at end of period	$18.10	$11.96	$14.85	$18.14	$17.91	$20.01	$28.40	$29.78	$28.67	$36.30
Number of accumulation units outstanding at end of period	46,893	43,828	49,444	49,075	51,423	50,572	75,206	58,324	56,647	64,864
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.44	$16.28	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02	$22.03
Value at end of period	$16.28	$14.81	$16.44	$17.96	$19.21	$20.89	$20.75	$22.02	$22.03	$22.86
Number of accumulation units outstanding at end of period	139,784	233,535	247,184	265,539	276,267	265,161	252,646	289,032	403,317	429,017
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.85	$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31
Value at end of period			$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31	$9.34
Number of accumulation units outstanding at end of period			6,638	6,869	6,638	10,715	26,866	17,426	12,468	12,093
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.38	$12.19	$15.87	$17.94	$18.98
Value at end of period					$10.38	$12.19	$15.87	$17.94	$18.98	$19.62
Number of accumulation units outstanding at end of period					125,826	128,445	138,712	201,123	152,756	142,930
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.43	$9.22	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26	$13.55
Value at end of period	$9.22	$6.41	$7.18	$8.52	$8.77	$10.01	$13.03	$14.26	$13.55	$15.35
Number of accumulation units outstanding at end of period	207,429	181,409	300,263	279,640	410,416	396,697	419,462	453,859	379,951	368,006
VOYA MIDCAP OPPORTUNITES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.39	$15.50	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99	$27.98
Value at end of period	$15.50	$9.61	$13.52	$17.53	$17.35	$19.70	$25.85	$27.99	$27.98	$29.85
Number of accumulation units outstanding at end of period	21,838	8,423	10,564	20,037	38,420	78,071	83,305	80,402	78,478	68,212
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.94	$11.36	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48	$16.34
Value at end of period	$11.36	$7.40	$9.16	$10.58	$10.07	$11.06	$14.37	$16.48	$16.34	$17.68
Number of accumulation units outstanding at end of period	4,884	18,669	27,165	32,357	33,117	33,898	34,447	36,572	50,881	57,839
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.59	$14.13	$14.64	$16.67	$21.89	$24.62	$26.34
Value at end of period			$12.59	$14.13	$14.64	$16.67	$21.89	$24.62	$26.34	$27.92
Number of accumulation units outstanding at end of period			3	0	51	0	0	1,002	1,153	3,356
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.03	$8.19	$9.14	$9.32	$10.71	$14.07	$15.80	$16.04
Value at end of period			$8.19	$9.14	$9.32	$10.71	$14.07	$15.80	$16.04	$17.70
Number of accumulation units outstanding at end of period			5,152	4,540	3,503	2,297	2,241	12,659	11,195	10,907
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.07	$11.88	$13.13	$13.13	$15.14	$19.80	$22.10	$21.15
Value at end of period			$11.88	$13.13	$13.13	$15.14	$19.80	$22.10	$21.15	$24.25
Number of accumulation units outstanding at end of period			386	382	0	74	80	1,007	165	206

CFI 94

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.88	$16.12	$15.68	$18.01	$24.16	$26.69	$26.34
Value at end of period			$12.88	$16.12	$15.68	$18.01	$24.16	$26.69	$26.34	$27.98
Number of accumulation units outstanding at end of period			2,002	2,267	2,368	908	1,358	2,176	2,988	1,687
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.17	$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52	$16.93
Value at end of period		$5.94	$8.28	$10.31	$10.06	$11.71	$15.63	$17.52	$16.93	$19.10
Number of accumulation units outstanding at end of period		302	526	1,684	492	546	1,259	3,955	5,400	5,948
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.29	$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55	$16.65
Value at end of period		$6.98	$8.79	$11.05	$10.56	$12.18	$16.81	$17.55	$16.65	$20.06
Number of accumulation units outstanding at end of period		1,357	2,380	2,555	1,750	1,958	2,050	4,102	1,944	2,052
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.23	$10.11	$6.59	$8.58	$11.30	$11.33	$12.98	$17.95	$18.86	$18.58
Value at end of period	$10.11	$6.59	$8.58	$11.30	$11.33	$12.98	$17.95	$18.86	$18.58	$20.96
Number of accumulation units outstanding at end of period	396,738	8,945	7,999	22,232	35,371	90,143	98,632	69,682	70,990	50,750
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.82	$20.87	$14.31	$18.15	$22.46	$21.78	$24.80	$33.98	$36.00	$35.52
Value at end of period	$20.87	$14.31	$18.15	$22.46	$21.78	$24.80	$33.98	$36.00	$35.52	$43.98
Number of accumulation units outstanding at end of period	79,026	63,505	66,470	56,392	53,751	72,421	76,412	62,514	60,795	57,760
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.27	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60
Value at end of period	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60	$16.43
Number of accumulation units outstanding at end of period	29,062	61,285	227,405	255,656	295,685	329,727	341,483	367,602	355,669	313,771
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.62	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28
Value at end of period	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28	$17.20
Number of accumulation units outstanding at end of period	25,438	40,253	145,855	169,548	177,241	199,009	249,728	323,053	328,740	306,660
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.96	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67
Value at end of period	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67	$17.64
Number of accumulation units outstanding at end of period	11,577	23,976	78,795	97,009	107,058	132,056	145,502	202,479	213,708	231,153
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.96	$11.58	$10.92	$12.55	$15.41	$16.29	$16.06
Value at end of period				$11.58	$10.92	$12.55	$15.41	$16.29	$16.06	$17.00
Number of accumulation units outstanding at end of period				2	1,933	3,956	4,885	10,722	14,624	23,318
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period								$12.89	$12.85	$12.72
Value at end of period								$12.85	$12.72	$13.45
Number of accumulation units outstanding at end of period								313	336	362
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.05	$11.57	$9.59	$11.17	$12.18	$12.16	$13.27	$14.12	$14.85	$14.78
Value at end of period	$11.57	$9.59	$11.17	$12.18	$12.16	$13.27	$14.12	$14.85	$14.78	$15.36
Number of accumulation units outstanding at end of period	5,295	6,853	29,370	25,642	20,905	24,714	28,810	28,496	195,002	170,225

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$11.13	$11.16	$12.16	$12.77	$12.65
Value at end of period						$11.16	$12.16	$12.77	$12.65	$13.32
Number of accumulation units outstanding at end of period						18	130	306	620	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.94	$14.67	$11.15	$13.07	$14.44	$14.62	$16.33	$18.20	$19.30	$19.16
Value at end of period	$14.67	$11.15	$13.07	$14.44	$14.62	$16.33	$18.20	$19.30	$19.16	$20.14
Number of accumulation units outstanding at end of period	21,102	17,011	14,706	10,139	8,223	9,959	9,466	8,017	16,528	19,300
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$13.80	$8.77	$10.93	$12.29	$11.86	$13.57	$16.52	$17.50	$17.20
Value at end of period	$13.80	$8.77	$10.93	$12.29	$11.86	$13.57	$16.52	$17.50	$17.20	$18.29
Number of accumulation units outstanding at end of period	43,752	90,646	93,456	76,325	62,217	51,153	44,872	43,815	41,901	38,360
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.38	$14.03	$9.70	$11.76	$13.10	$12.95	$14.63	$16.97	$18.00	$17.80
Value at end of period	$14.03	$9.70	$11.76	$13.10	$12.95	$14.63	$16.97	$18.00	$17.80	$18.88
Number of accumulation units outstanding at end of period	31,364	311,074	291,512	275,953	254,296	225,346	212,874	195,997	183,046	163,470
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.64	$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76	$12.72
Value at end of period		$10.23	$10.77	$11.37	$12.13	$12.52	$12.14	$12.76	$12.72	$12.95
Number of accumulation units outstanding at end of period		2,256	24,372	21,361	21,389	20,445	15,455	17,356	746	938
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.26	$15.70	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58	$29.89
Value at end of period	$15.70	$11.47	$15.48	$18.78	$18.09	$20.93	$27.34	$30.58	$29.89	$36.87
Number of accumulation units outstanding at end of period	2,421	1,742	3,323	7,046	7,643	7,194	4,629	6,251	4,301	6,829
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$19.03	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61	$30.80
Value at end of period	$19.03	$11.12	$14.95	$18.81	$19.12	$22.76	$31.43	$32.61	$30.80	$32.27
Number of accumulation units outstanding at end of period	13,143	37,115	50,736	58,170	64,842	65,726	91,656	72,385	62,339	56,271
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34	$14.06
Value at end of period		$6.72	$8.93	$10.34	$9.75	$12.23	$12.64	$14.34	$14.06	$14.10
Number of accumulation units outstanding at end of period		43,651	57,102	62,989	49,576	109,681	113,762	150,790	132,964	129,336
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.36	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86
Value at end of period	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86	$18.51
Number of accumulation units outstanding at end of period	5,402	15,437	22,752	30,991	37,548	43,433	45,939	50,070	24,986	30,061
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.17	$21.93	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77	$31.51
Value at end of period	$21.93	$13.26	$17.35	$19.34	$18.33	$20.47	$27.42	$30.77	$31.51	$33.97
Number of accumulation units outstanding at end of period	2,921	6,105	5,922	6,863	4,596	2,042	2,090	3,564	2,671	3,038
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$10.36	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66	$16.08
Value at end of period	$10.36	$6.79	$8.42	$10.49	$10.15	$11.53	$16.05	$16.66	$16.08	$19.78
Number of accumulation units outstanding at end of period	475	882	5,609	6,310	7,221	7,822	9,826	9,488	10,054	8,700
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.22	$15.05	$9.11	$12.61	$16.10	$14.26	$16.25	$21.99	$23.18	$22.68
Value at end of period	$15.05	$9.11	$12.61	$16.10	$14.26	$16.25	$21.99	$23.18	$22.68	$25.21
Number of accumulation units outstanding at end of period	2,203	4,421	17,784	27,716	26,696	25,852	24,035	24,296	16,867	15,391

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.82	$14.40	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29	$20.85
Value at end of period	$14.40	$9.10	$11.63	$13.31	$12.96	$15.30	$20.54	$22.29	$20.85	$24.42
Number of accumulation units outstanding at end of period	14,948	32,182	34,921	32,141	26,358	24,150	23,376	23,558	17,773	18,373
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.05	$12.78	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15	$19.21
Value at end of period	$12.78	$9.74	$11.54	$13.27	$13.05	$14.64	$17.67	$19.15	$19.21	$22.02
Number of accumulation units outstanding at end of period	854,673	185,525	180,677	170,068	131,160	142,927	119,192	108,880	48,081	47,202
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.80	$13.06	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62	$18.94
Value at end of period	$13.06	$8.80	$10.85	$12.14	$11.81	$13.46	$17.92	$19.62	$18.94	$22.59
Number of accumulation units outstanding at end of period	1,404	6,060	15,420	19,797	23,827	24,002	26,686	41,175	40,543	38,536
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.19	$25.05	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45	$18.80
Value at end of period	$25.05	$12.14	$20.71	$24.78	$20.14	$23.86	$22.37	$22.45	$18.80	$21.12
Number of accumulation units outstanding at end of period	7,775	7,316	9,734	13,115	19,438	17,562	12,878	13,646	6,186	5,625
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$18.18	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46	$32.26
Value at end of period	$18.18	$12.11	$15.13	$18.50	$18.74	$22.36	$29.26	$33.46	$32.26	$36.80
Number of accumulation units outstanding at end of period	14,566	21,652	24,186	12,580	12,623	17,390	38,443	44,860	33,079	39,944
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.16	$12.87	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68	$23.64
Value at end of period	$12.87	$8.97	$11.35	$14.31	$14.04	$16.57	$22.90	$24.68	$23.64	$28.59
Number of accumulation units outstanding at end of period	452	583	686	1,815	1,773	2,091	14,570	13,719	865	916
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.26	$14.58	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41	$21.14
Value at end of period	$14.58	$8.65	$12.43	$14.35	$13.11	$15.33	$20.06	$20.41	$21.14	$21.07
Number of accumulation units outstanding at end of period	680,701	334,132	329,300	328,988	300,439	294,196	259,825	250,665	134,682	125,411
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.35	$11.22	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71	$18.69
Value at end of period	$11.22	$7.88	$13.09	$15.49	$15.29	$17.67	$19.75	$19.71	$18.69	$21.25
Number of accumulation units outstanding at end of period	315	701	7,794	7,527	5,889	7,182	24,143	35,914	19,669	20,781
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.52	$13.00	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25	$23.28
Value at end of period	$13.00	$9.37	$12.42	$14.09	$14.41	$16.41	$19.94	$22.25	$23.28	$25.02
Number of accumulation units outstanding at end of period	19,136	246,391	371,807	395,719	440,395	435,345	455,531	525,955	459,281	514,613
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.11	$14.01	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77	$24.73
Value at end of period	$14.01	$7.92	$11.25	$14.74	$14.12	$16.30	$21.92	$23.77	$24.73	$26.42
Number of accumulation units outstanding at end of period	183,461	209,938	215,175	185,641	139,302	108,419	93,799	95,162	54,147	94,184
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.20	$18.66	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86	$24.87
Value at end of period	$18.66	$11.93	$14.83	$16.95	$16.71	$19.48	$25.14	$26.86	$24.87	$29.38
Number of accumulation units outstanding at end of period	12,960	13,398	23,200	28,142	30,629	28,953	35,175	39,783	42,097	50,435
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.43	$16.87	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90	$30.74
Value at end of period	$16.87	$9.69	$13.78	$16.02	$15.76	$18.63	$25.81	$27.90	$30.74	$31.04
Number of accumulation units outstanding at end of period	93,735	82,227	92,519	107,872	97,093	117,627	112,533	107,057	100,903	90,789

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.40	$18.47	$9.28	$12.69	$14.36	$12.52	$14.79	$16.81	$16.54	$16.29
Value at end of period	$18.47	$9.28	$12.69	$14.36	$12.52	$14.79	$16.81	$16.54	$16.29	$16.51
Number of accumulation units outstanding at end of period	191	4,315	467	466	267	665	665	670	279	306
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94
Value at end of period		$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94	$10.06
Number of accumulation units outstanding at end of period		73,810	71,936	74,126	63,550	69,756	73,382	75,317	71,361	69,846
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.85	$11.32	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65	$12.55
Value at end of period	$11.32	$6.79	$8.93	$9.57	$8.98	$10.87	$14.12	$13.65	$12.55	$13.84
Number of accumulation units outstanding at end of period	191	369	686	1,132	1,265	0	842	842	27	55
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$10.40	$10.53	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52	$12.46
Value at end of period	$10.53	$5.70	$8.48	$10.54	$8.95	$10.82	$13.17	$12.52	$12.46	$12.22
Number of accumulation units outstanding at end of period	2,662	5,342	7,545	6,239	7,147	3,182	2,905	3,994	3,740	3,439
WANGER SELECT										
Value at beginning of period	$14.99	$16.31	$8.26	$13.66	$17.19	$14.07	$16.58	$22.19	$22.76	$22.69
Value at end of period	$16.31	$8.26	$13.66	$17.19	$14.07	$16.58	$22.19	$22.76	$22.69	$25.58
Number of accumulation units outstanding at end of period	12,637	77,282	97,753	99,456	100,432	79,198	73,801	83,823	71,879	14,405
WANGER USA										
Value at beginning of period	$13.80	$14.47	$8.68	$12.27	$15.06	$14.45	$17.25	$22.94	$23.91	$23.63
Value at end of period	$14.47	$8.68	$12.27	$15.06	$14.45	$17.25	$22.94	$23.91	$23.63	$26.72
Number of accumulation units outstanding at end of period	16,674	18,327	21,192	11,135	7,472	3,505	3,100	5,514	4,028	3,851
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$13.12	$13.56	$9.01	$10.67	$12.02	$12.79	$14.31	$18.76	$20.74	$20.58
Value at end of period	$13.56	$9.01	$10.67	$12.02	$12.79	$14.31	$18.76	$20.74	$20.58	$23.20
Number of accumulation units outstanding at end of period	30,945	36,209	44,349	46,913	31,598	26,234	21,244	30,716	29,719	27,574
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.88	$22.74	$15.43	$19.93	$24.30	$23.65	$26.68	$36.64	$39.12	$37.13
Value at end of period	$22.74	$15.43	$19.93	$24.30	$23.65	$26.68	$36.64	$39.12	$37.13	$47.60
Number of accumulation units outstanding at end of period	20,435	19,571	20,871	13,332	12,049	2,745	1,835	2,360	2,236	1,764

TABLE 13
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55% EFFECTIVE DECEMBER 16, 2003
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.60	$12.88	$8.80	$10.96	$12.22	$12.71	$13.97	$16.39	$17.86	$17.38
Value at end of period	$12.88	$8.80	$10.96	$12.22	$12.71	$13.97	$16.39	$17.86	$17.38	$18.64
Number of accumulation units outstanding at end of period	532	534	558	578	3,541	2,856	4,115	5,816	5,919	3,705

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.07	$19.96	$11.41	$15.40	$17.96	$17.41	$20.15	$26.31	$29.29	$29.33
Value at end of period	$19.96	$11.41	$15.40	$17.96	$17.41	$20.15	$26.31	$29.29	$29.33	$31.50
Number of accumulation units outstanding at end of period	65,378	59,293	57,079	57,118	50,659	47,317	44,364	45,803	43,750	42,607
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.77	$14.92	$8.51	$11.02	$12.62	$12.67	$14.78	$18.83	$20.36	$19.45
Value at end of period	$14.92	$8.51	$11.02	$12.62	$12.67	$14.78	$18.83	$20.36	$19.45	$22.83
Number of accumulation units outstanding at end of period	36,708	33,843	33,424	33,852	31,707	25,071	26,246	25,461	24,472	26,819
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$10.65	$13.45	$7.07	$9.02	$11.13	$11.10	$12.66	$17.16	$18.99	$20.24
Value at end of period	$13.45	$7.07	$9.02	$11.13	$11.10	$12.66	$17.16	$18.99	$20.24	$20.29
Number of accumulation units outstanding at end of period	46,143	41,426	45,095	43,997	43,031	42,130	44,650	41,603	37,161	23,117
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.05	$19.90	$11.12	$13.99	$15.74	$12.97	$15.57	$20.20	$18.46	$19.03
Value at end of period	$19.90	$11.12	$13.99	$15.74	$12.97	$15.57	$20.20	$18.46	$19.03	$17.97
Number of accumulation units outstanding at end of period	5,700	4,458	2,604	2,005	2,204	2,156	3,123	2,099	2,091	3,184
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.19	$36.12	$50.34	$54.29	$56.70
Value at end of period						$36.12	$50.34	$54.29	$56.70	$57.67
Number of accumulation units outstanding at end of period						185	523	43	45	43
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.60	$14.62	$10.16	$12.96	$14.12	$14.03	$15.89	$20.43	$21.97	$20.59
Value at end of period	$14.62	$10.16	$12.96	$14.12	$14.03	$15.89	$20.43	$21.97	$20.59	$22.58
Number of accumulation units outstanding at end of period	1,755	1,679	1,470	1,213	3,998	1,128	1,126	519	558	787
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.74	$11.47	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40
Value at end of period	$11.47	$6.97	$9.03	$11.01	$10.61	$11.70	$16.05	$17.60	$17.40	$19.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.50	$67.23	$34.75	$62.80	$79.31	$64.60	$77.64	$83.67	$79.21	$67.70
Value at end of period	$67.23	$34.75	$62.80	$79.31	$64.60	$77.64	$83.67	$79.21	$67.70	$71.96
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.62	$15.01	$9.10	$12.17	$13.59	$12.86	$15.42	$20.52	$22.30	$23.36
Value at end of period	$15.01	$9.10	$12.17	$13.59	$12.86	$15.42	$20.52	$22.30	$23.36	$25.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.25	$13.91	$9.95	$11.80	$13.39	$13.14	$14.85	$17.23	$18.21	$17.77
Value at end of period	$13.91	$9.95	$11.80	$13.39	$13.14	$14.85	$17.23	$18.21	$17.77	$19.05
Number of accumulation units outstanding at end of period	36,125	23,631	21,940	21,191	18,475	17,666	13,621	11,810	13,162	11,411
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.86	$11.74	$9.87	$11.93	$13.75	$14.18	$15.22	$14.53	$14.51	$13.81
Value at end of period	$11.74	$9.87	$11.93	$13.75	$14.18	$15.22	$14.53	$14.51	$13.81	$14.60
Number of accumulation units outstanding at end of period	18,166	13,868	10,193	9,926	8,779	10,102	10,447	11,065	14,061	12,663
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.40
Value at end of period									$9.40	$9.91
Number of accumulation units outstanding at end of period									7,042	9,090

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.12	$11.63	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56	$11.50
Value at end of period	$11.63	$11.87	$11.85	$11.81	$11.75	$11.69	$11.62	$11.56	$11.50	$11.46
Number of accumulation units outstanding at end of period	48,791	18,681	38,913	18,612	9,934	15,090	3,782	3,781	2,487	3,304
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.92	$12.73	$7.90	$10.23	$11.61	$11.52	$13.26	$17.23	$18.97	$18.60
Value at end of period	$12.73	$7.90	$10.23	$11.61	$11.52	$13.26	$17.23	$18.97	$18.60	$20.30
Number of accumulation units outstanding at end of period	201,083	177,933	165,930	173,498	160,471	140,203	154,901	146,776	124,305	112,850
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.79	$13.36	$8.34	$10.22	$11.59	$11.51	$13.10	$17.32	$19.61	$19.67
Value at end of period	$13.36	$8.34	$10.22	$11.59	$11.51	$13.10	$17.32	$19.61	$19.67	$21.57
Number of accumulation units outstanding at end of period	85,230	79,689	74,113	63,888	44,668	48,993	50,722	49,580	48,438	34,844
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.45	$17.26	$10.72	$14.04	$17.02	$16.73	$19.59	$26.21	$28.56	$27.90
Value at end of period	$17.26	$10.72	$14.04	$17.02	$16.73	$19.59	$26.21	$28.56	$27.90	$32.78
Number of accumulation units outstanding at end of period	37,656	32,771	35,909	34,799	33,027	33,249	33,168	33,495	29,920	27,133
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.79	$16.59	$10.96	$13.61	$16.62	$16.41	$18.34	$26.03	$27.29	$26.27
Value at end of period	$16.59	$10.96	$13.61	$16.62	$16.41	$18.34	$26.03	$27.29	$26.27	$33.27
Number of accumulation units outstanding at end of period	15,608	15,285	15,040	16,596	15,774	16,046	16,059	15,560	14,052	14,266
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.96	$13.66	$12.44	$13.80	$15.07	$16.12	$17.54	$17.42	$18.48	$18.49
Value at end of period	$13.66	$12.44	$13.80	$15.07	$16.12	$17.54	$17.42	$18.48	$18.49	$19.19
Number of accumulation units outstanding at end of period	43,699	42,348	33,930	25,822	26,097	25,450	19,506	20,180	18,632	15,841
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during August 2009)										
Value at beginning of period			$6.94	$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31
Value at end of period			$7.56	$8.11	$7.08	$8.36	$10.10	$9.45	$9.31	$9.34
Number of accumulation units outstanding at end of period			3,684	3,278	3,496	3,448	4,229	3,523	2,904	955
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I) (Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.38	$12.19	$15.87	$17.94	$18.98
Value at end of period					$10.38	$12.19	$15.87	$17.94	$18.98	$19.62
Number of accumulation units outstanding at end of period					36,937	35,577	35,751	43,713	39,994	35,661
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I) (Funds were first received in this option during March 2013)										
Value at beginning of period							$23.71	$28.47	$30.81	$30.80
Value at end of period							$28.47	$30.81	$30.80	$32.86
Number of accumulation units outstanding at end of period							3,335	3,839	3,601	3,511
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.88	$16.72	$11.47	$14.55	$17.99	$17.45	$19.87	$27.23	$28.85	$28.46
Value at end of period	$16.72	$11.47	$14.55	$17.99	$17.45	$19.87	$27.23	$28.85	$28.46	$35.24
Number of accumulation units outstanding at end of period	19,185	21,547	18,035	19,021	15,447	15,428	15,789	14,938	14,488	15,111
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.27	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60
Value at end of period	$12.77	$8.40	$10.51	$11.89	$11.46	$12.93	$14.95	$15.70	$15.60	$16.43
Number of accumulation units outstanding at end of period	250	449	678	937	1,211	1,486	1,814	2,736	3,149	3,448
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.62	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28
Value at end of period	$13.22	$8.28	$10.57	$12.04	$11.42	$13.07	$15.65	$16.45	$16.28	$17.20
Number of accumulation units outstanding at end of period	5,302	6,413	5,022	5,814	6,866	7,953	8,608	4,892	3,477	3,686

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.96	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67
Value at end of period	$13.64	$8.16	$10.53	$12.06	$11.38	$13.07	$16.04	$16.93	$16.67	$17.64
Number of accumulation units outstanding at end of period	10,654	11,959	13,924	15,481	16,804	18,171	19,300	20,335	19,929	20,898
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period						$11.60	$12.55	$15.41	$16.29	$16.06
Value at end of period						$12.55	$15.41	$16.29	$16.06	$17.00
Number of accumulation units outstanding at end of period						16	127	378	961	1,417
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period						$12.70	$13.27	$14.12	$14.85	$14.78
Value at end of period						$13.27	$14.12	$14.85	$14.78	$15.36
Number of accumulation units outstanding at end of period						1	0	0	8	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.84	$13.51	$10.27	$12.04	$13.29	$13.46	$15.03	$16.76	$17.77	$17.64
Value at end of period	$13.51	$10.27	$12.04	$13.29	$13.46	$15.03	$16.76	$17.77	$17.64	$18.54
Number of accumulation units outstanding at end of period	5,289	6,207	6,310	8,802	6,787	7,563	7,561	7,624	1,537	1,273
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$14.37	$9.14	$11.38	$12.80	$12.35	$14.13	$17.20	$18.23	$17.91
Value at end of period	$14.37	$9.14	$11.38	$12.80	$12.35	$14.13	$17.20	$18.23	$17.91	$19.05
Number of accumulation units outstanding at end of period	7,898	7,566	7,943	9,033	9,565	10,339	10,648	10,949	2,846	2,990
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.31	$13.96	$9.65	$11.70	$13.03	$12.89	$14.56	$16.88	$17.91	$17.71
Value at end of period	$13.96	$9.65	$11.70	$13.03	$12.89	$14.56	$16.88	$17.91	$17.71	$18.78
Number of accumulation units outstanding at end of period	5,957	5,914	5,772	5,120	5,071	5,458	5,409	4,582	4,552	4,935
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.36	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86
Value at end of period	$10.11	$6.18	$8.35	$10.63	$11.58	$13.30	$13.50	$17.44	$17.86	$18.51
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.05	$12.41	$9.46	$11.54	$12.89	$12.68	$14.22	$17.67	$19.15	$18.65
Value at end of period	$12.41	$9.46	$11.54	$12.89	$12.68	$14.22	$17.67	$19.15	$18.65	$21.39
Number of accumulation units outstanding at end of period	55,146	37,121	31,412	30,283	26,293	27,552	27,206	26,126	25,589	27,004
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$14.58	$8.65	$12.01	$13.87	$12.67	$15.33	$19.38	$19.72	$20.43
Value at end of period	$14.58	$8.65	$12.01	$13.87	$12.67	$15.33	$19.38	$19.72	$20.43	$20.36
Number of accumulation units outstanding at end of period	86,061	72,337	71,028	70,498	72,289	63,959	62,003	61,738	59,185	50,755
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.11	$13.66	$7.72	$11.25	$14.37	$13.76	$15.90	$21.37	$23.77	$24.11
Value at end of period	$13.66	$7.72	$11.25	$14.37	$13.76	$15.90	$21.37	$23.77	$24.11	$25.76
Number of accumulation units outstanding at end of period	82,810	71,144	71,671	64,967	61,797	52,081	48,378	44,760	41,448	36,461
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.15	$17.58	$11.24	$13.97	$15.97	$15.74	$18.35	$23.68	$25.30	$23.43
Value at end of period	$17.58	$11.24	$13.97	$15.97	$15.74	$18.35	$23.68	$25.30	$23.43	$27.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.50	$14.76	$8.48	$12.06	$14.02	$13.79	$16.31	$22.58	$24.41	$26.90
Value at end of period	$14.76	$8.48	$12.06	$14.02	$13.79	$16.31	$22.58	$24.41	$26.90	$27.16
Number of accumulation units outstanding at end of period	11,044	10,647	12,008	13,481	13,415	13,196	14,682	15,478	16,580	21,435

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94
Value at end of period		$6.32	$8.30	$8.99	$7.87	$9.30	$11.13	$10.34	$9.94	$10.06
Number of accumulation units outstanding at end of period		26,651	22,785	21,657	22,034	21,667	21,079	19,218	14,173	14,544
WANGER USA										
Value at beginning of period	$13.80	$14.47	$8.68	$12.27	$15.06	$14.45	$17.25	$22.94	$23.91	$23.63
Value at end of period	$14.47	$8.68	$12.27	$15.06	$14.45	$17.25	$22.94	$23.91	$23.63	$26.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

TABLE 14

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$12.40	$14.17	$13.35	$15.24	$20.41	$21.26	$21.66
Value at end of period				$14.17	$13.35	$15.24	$20.41	$21.26	$21.66	$21.96
Number of accumulation units outstanding at end of period				30	71	113	439	592	840	885
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$9.54	$9.67	$11.14	$10.86	$12.01	$14.66	$16.62	$16.45
Value at end of period			$9.67	$11.14	$10.86	$12.01	$14.66	$16.62	$16.45	$17.60
Number of accumulation units outstanding at end of period			811	4,017	6,114	14,245	9,740	9,202	9,403	4,851
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.01	$11.10	$11.25	$12.26	$15.81	$17.15	$16.56
Value at end of period				$11.10	$11.25	$12.26	$15.81	$17.15	$16.56	$18.00
Number of accumulation units outstanding at end of period				3,094	10,380	8,172	3,401	2,935	3,011	1,973
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$10.50	$10.74	$11.26	$12.65	$13.41	$12.12	$12.37	$12.03
Value at end of period			$10.74	$11.26	$12.65	$13.41	$12.12	$12.37	$12.03	$12.52
Number of accumulation units outstanding at end of period			20	172	5,163	18,786	12,135	13,336	2,455	2,727
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$17.20	$17.49	$15.41	$18.43	$26.51	$29.24	$27.87
Value at end of period				$17.49	$15.41	$18.43	$26.51	$29.24	$27.87	$32.02
Number of accumulation units outstanding at end of period				691	691	891	1,431	1,672	1,454	757
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$5.67	$8.05	$8.47	$7.81	$9.74	$12.12	$11.93	$11.40
Value at end of period			$8.05	$8.47	$7.81	$9.74	$12.12	$11.93	$11.40	$10.24
Number of accumulation units outstanding at end of period			4,079	3,884	4,374	20,816	8,478	8,652	9,856	6,629

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.69	$11.76	$10.93	$12.65	$18.17	$19.81	$17.65
Value at end of period				$11.76	$10.93	$12.65	$18.17	$19.81	$17.65	$21.77
Number of accumulation units outstanding at end of period				469	2,692	2,514	1,777	2,607	2,735	1,705
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.40	$10.10
Value at end of period									$10.10	$9.43
Number of accumulation units outstanding at end of period									520	948
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$12.08	$12.65	$15.80	$15.62	$17.57	$23.28	$24.63	$22.79
Value at end of period			$12.65	$15.80	$15.62	$17.57	$23.28	$24.63	$22.79	$27.71
Number of accumulation units outstanding at end of period			10	210	455	338	870	909	1,441	992
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.46	$13.75	$9.39	$11.69	$13.02	$13.54	$14.87	$17.44	$19.00	$18.48
Value at end of period	$13.75	$9.39	$11.69	$13.02	$13.54	$14.87	$17.44	$19.00	$18.48	$19.81
Number of accumulation units outstanding at end of period	22,592	17,133	4,895	7,590	6,932	8,148	17,535	4,845	4,965	4,158
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$10.28	$10.92	$11.19	$14.48	$15.12
Value at end of period						$10.92	$11.19	$14.48	$15.12	$15.87
Number of accumulation units outstanding at end of period						181	1,244	1,022	4,259	2,017
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.48	$6.20	$7.84	$9.07	$8.55	$9.78	$12.71	$14.12	$13.72
Value at end of period		$6.20	$7.84	$9.07	$8.55	$9.78	$12.71	$14.12	$13.72	$15.66
Number of accumulation units outstanding at end of period		62	0	0	52	23,618	26,702	26,716	30,607	30,768
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.08	$6.11	$8.03	$9.81	$9.33	$10.81	$14.52	$16.16	$15.23
Value at end of period		$6.11	$8.03	$9.81	$9.33	$10.81	$14.52	$16.16	$15.23	$17.25
Number of accumulation units outstanding at end of period		82	648	0	403	4,159	4,777	7,283	1,861	1,975
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period							$11.17	$12.08	$12.66	$11.77
Value at end of period							$12.08	$12.66	$11.77	$15.33
Number of accumulation units outstanding at end of period							133	515	270	2,803
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.76	$19.80	$11.70	$16.18	$17.60	$15.11	$17.91	$21.39	$20.70	$20.40
Value at end of period	$19.80	$11.70	$16.18	$17.60	$15.11	$17.91	$21.39	$20.70	$20.40	$20.42
Number of accumulation units outstanding at end of period	42,629	48,805	35,174	46,705	58,722	92,772	111,574	91,913	60,208	50,601
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.55	$22.85	$13.05	$17.61	$20.52	$19.88	$23.01	$30.02	$33.41	$33.43
Value at end of period	$22.85	$13.05	$17.61	$20.52	$19.88	$23.01	$30.02	$33.41	$33.43	$35.89
Number of accumulation units outstanding at end of period	217,169	275,711	214,023	3,084,650	2,964,998	119,951	139,076	91,444	73,163	57,545
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.98	$16.12	$9.19	$11.90	$13.62	$13.67	$15.94	$20.30	$21.94	$20.94
Value at end of period	$16.12	$9.19	$11.90	$13.62	$13.67	$15.94	$20.30	$21.94	$20.94	$24.57
Number of accumulation units outstanding at end of period	172,172	83,733	75,945	74,752	62,119	48,496	66,500	25,801	23,182	18,599

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.67	$15.99	$8.40	$10.71	$13.22	$13.17	$15.01	$20.34	$22.51	$23.98
Value at end of period	$15.99	$8.40	$10.71	$13.22	$13.17	$15.01	$20.34	$22.51	$23.98	$24.03
Number of accumulation units outstanding at end of period	277,105	222,467	166,798	171,423	135,068	131,669	183,297	75,914	72,665	59,268
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.93	$17.41	$9.73	$12.23	$13.76	$11.33	$13.59	$17.63	$16.11	$16.59
Value at end of period	$17.41	$9.73	$12.23	$13.76	$11.33	$13.59	$17.63	$16.11	$16.59	$15.66
Number of accumulation units outstanding at end of period	23,873	8,353	5,010	12,641	12,226	9,765	50,715	5,333	4,840	3,783
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.91	$18.35	$12.22	$15.69	$19.99	$19.13	$22.51	$30.48	$30.47	$28.05
Value at end of period	$18.35	$12.22	$15.69	$19.99	$19.13	$22.51	$30.48	$30.47	$28.05	$36.30
Number of accumulation units outstanding at end of period	71,611	39,970	41,203	34,310	48,892	19,365	27,386	15,384	12,052	7,595
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.99	$6.12	$8.12	$9.20	$8.97	$10.44	$13.64	$14.77	$15.17
Value at end of period		$6.12	$8.12	$9.20	$8.97	$10.44	$13.64	$14.77	$15.17	$16.96
Number of accumulation units outstanding at end of period		3,605	27,145	27,297	32,868	50,325	48,643	23,238	20,151	18,336
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$12.02	$12.32	$13.77	$12.84	$14.09	$18.09	$18.79	$17.87
Value at end of period			$12.32	$13.77	$12.84	$14.09	$18.09	$18.79	$17.87	$19.89
Number of accumulation units outstanding at end of period			83	1,005	95	869	186	238	284	341
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.18	$36.11	$50.30	$54.22	$56.59
Value at end of period						$36.11	$50.30	$54.22	$56.59	$57.53
Number of accumulation units outstanding at end of period						3,247	1,059	1,064	1,140	1,107
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.47	$11.25	$7.81	$9.96	$10.85	$10.78	$12.20	$15.67	$16.85	$15.78
Value at end of period	$11.25	$7.81	$9.96	$10.85	$10.78	$12.20	$15.67	$16.85	$15.78	$17.30
Number of accumulation units outstanding at end of period	52,059	41,183	29,996	23,181	18,172	18,488	15,717	15,589	11,512	10,317
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$10.11
Value at end of period										$10.59
Number of accumulation units outstanding at end of period										386
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.10	$15.99	$16.85	$18.97	$20.36	$21.60	$23.26	$23.09	$24.09	$23.99
Value at end of period	$15.99	$16.85	$18.97	$20.36	$21.60	$23.26	$23.09	$24.09	$23.99	$24.44
Number of accumulation units outstanding at end of period	47	3	0	0	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$5.97	$9.17	$11.38	$11.10	$12.81	$17.26	$18.03	$17.28
Value at end of period			$9.17	$11.38	$11.10	$12.81	$17.26	$18.03	$17.28	$21.67
Number of accumulation units outstanding at end of period			5,343	7,129	6,595	8,261	8,793	3,010	2,568	1,496
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.42	$15.41	$9.29	$11.69	$14.58	$13.91	$15.84	$20.52	$22.75	$21.75
Value at end of period	$15.41	$9.29	$11.69	$14.58	$13.91	$15.84	$20.52	$22.75	$21.75	$25.17
Number of accumulation units outstanding at end of period	48,286	19,908	17,082	837,019	1,013,190	10,448	13,541	5,700	3,930	3,448

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period							$10.05	$10.26	$10.19
Value at end of period							$10.26	$10.19	$10.37
Number of accumulation units outstanding at end of period							2,315	4,826	2,665
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$11.07	$11.46	$6.96	$9.01	$10.98	$10.58	$11.66	$15.98	$17.52	$17.32
Value at end of period	$11.46	$6.96	$9.01	$10.98	$10.58	$11.66	$15.98	$17.52	$17.32	$18.92
Number of accumulation units outstanding at end of period	229	17	350	3,506	26,249	30,996	31,882	22,885	10,688	10,909
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.98	$17.26	$10.66	$14.57	$16.32	$14.99	$17.99	$22.68	$23.26	$24.34
Value at end of period	$17.26	$10.66	$14.57	$16.32	$14.99	$17.99	$22.68	$23.26	$24.34	$24.64
Number of accumulation units outstanding at end of period	29,052	28,949	13,643	16,968	22,868	39,664	39,467	34,264	15,861	16,439
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.76	$68.86	$35.57	$64.26	$81.12	$66.04	$79.33	$85.44	$80.85	$69.06
Value at end of period	$68.86	$35.57	$64.26	$81.12	$66.04	$79.33	$85.44	$80.85	$69.06	$73.38
Number of accumulation units outstanding at end of period	15,299	11,153	12,580	14,272	16,735	15,345	15,329	14,173	5,432	6,225
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.02	$26.44	$15.72	$21.84	$25.18	$22.95	$27.66	$35.01	$35.60	$36.78
Value at end of period	$26.44	$15.72	$21.84	$25.18	$22.95	$27.66	$35.01	$35.60	$36.78	$36.59
Number of accumulation units outstanding at end of period	68	21	19	19	0	0	0	0	0	0
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.95	$17.40	$14.84	$17.52	$20.03	$20.08	$22.66	$22.49	$22.99	$22.34
Value at end of period	$17.40	$14.84	$17.52	$20.03	$20.08	$22.66	$22.49	$22.99	$22.34	$23.65
Number of accumulation units outstanding at end of period	44	3	0	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.46	$13.22	$8.17	$11.14	$13.67	$13.28	$15.58	$21.84	$24.30	$22.73
Value at end of period	$13.22	$8.17	$11.14	$13.67	$13.28	$15.58	$21.84	$24.30	$22.73	$26.67
Number of accumulation units outstanding at end of period	1,996	1,958	726	2,009	1,738	2,076	3,023	2,826	3,449	1,962
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.53	$13.63	$9.39	$11.32	$12.59	$12.29	$13.59	$15.72	$16.88	$16.69
Value at end of period	$13.63	$9.39	$11.32	$12.59	$12.29	$13.59	$15.72	$16.88	$16.69	$17.55
Number of accumulation units outstanding at end of period	5,380	9,700	5,443	7,066	3,572	7,936	18,028	8,289	14,465	8,355
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$7.17	$5.45
Value at end of period									$5.45	$6.19
Number of accumulation units outstanding at end of period									777	778
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.01	$12.10	$11.18	$13.16	$14.14	$15.69	$16.96	$15.31	$15.69	$15.17
Value at end of period	$12.10	$11.18	$13.16	$14.14	$15.69	$16.96	$15.31	$15.69	$15.17	$15.86
Number of accumulation units outstanding at end of period	6,118	16,697	23,083	37,557	44,198	65,679	56,114	36,720	28,415	26,407
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.08	$12.78	$5.31	$9.22	$10.62	$8.09	$9.00	$8.77	$7.62	$6.42
Value at end of period	$12.78	$5.31	$9.22	$10.62	$8.09	$9.00	$8.77	$7.62	$6.42	$6.78
Number of accumulation units outstanding at end of period	2,632	3,485	6,514	8,850	5,449	7,220	6,329	4,333	3,636	3,677

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.68	$12.29	$7.89	$12.59	$14.77	$14.44	$16.66	$18.55	$18.46	$17.62
Value at end of period	$12.29	$7.89	$12.59	$14.77	$14.44	$16.66	$18.55	$18.46	$17.62	$20.01
Number of accumulation units outstanding at end of period	40,436	37,620	24,981	24,391	30,479	12,767	12,326	9,436	9,653	1,929
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$4.76	$8.35	$10.38	$8.84	$10.72	$13.78	$13.95	$14.23
Value at end of period			$8.35	$10.38	$8.84	$10.72	$13.78	$13.95	$14.23	$14.97
Number of accumulation units outstanding at end of period			9,844	17,921	19,215	22,167	23,736	16,646	16,062	16,502
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during November 2015)										
Value at beginning of period									$9.97	$9.96
Value at end of period									$9.96	$10.02
Number of accumulation units outstanding at end of period									28	499
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$19.04	$20.98	$22.16	$26.18	$29.33	$28.46	$32.76	$33.29	$33.61	$31.99
Value at end of period	$20.98	$22.16	$26.18	$29.33	$28.46	$32.76	$33.29	$33.61	$31.99	$33.78
Number of accumulation units outstanding at end of period	23,866	33,866	34,294	40,232	48,192	59,175	45,775	43,426	27,073	17,131
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.06	$8.73	$9.97	$10.63	$11.25	$11.84	$11.54	$12.11	$12.06
Value at end of period		$8.73	$9.97	$10.63	$11.25	$11.84	$11.54	$12.11	$12.06	$12.32
Number of accumulation units outstanding at end of period		357	1,844	2,586	2,364	14,353	17,297	21,924	13,559	13,251
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.60	$14.99	$9.08	$12.14	$13.55	$12.81	$15.35	$20.42	$22.18	$23.22
Value at end of period	$14.99	$9.08	$12.14	$13.55	$12.81	$15.35	$20.42	$22.18	$23.22	$25.03
Number of accumulation units outstanding at end of period	157,459	100,071	73,915	92,273	121,179	186,876	197,186	186,473	137,267	118,006
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$10.39	$8.77	$7.67	$3.70	$3.37	$2.46
Value at end of period					$8.77	$7.67	$3.70	$3.37	$2.46	$3.57
Number of accumulation units outstanding at end of period					999	2,206	3,608	6,569	1,221	2,189
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.70	$15.43	$11.03	$13.07	$14.83	$14.54	$16.43	$19.06	$20.12	$19.63
Value at end of period	$15.43	$11.03	$13.07	$14.83	$14.54	$16.43	$19.06	$20.12	$19.63	$21.04
Number of accumulation units outstanding at end of period	309,890	243,823	195,593	577,301	597,025	143,895	107,258	85,974	81,637	62,832
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.85	$11.73	$9.95	$12.02	$13.85	$14.27	$15.16	$14.61	$14.44	$13.87
Value at end of period	$11.73	$9.95	$12.02	$13.85	$14.27	$15.16	$14.61	$14.44	$13.87	$14.66
Number of accumulation units outstanding at end of period	96,452	90,415	77,956	73,001	57,058	52,617	91,500	27,942	2,259	1,535
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.39
Value at end of period									$9.39	$9.90
Number of accumulation units outstanding at end of period									27,599	21,686
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period								$10.05	$10.19	$9.79
Value at end of period								$10.19	$9.79	$10.39
Number of accumulation units outstanding at end of period								191	247	247

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.76	$13.34	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22	$13.14
Value at end of period	$13.34	$13.61	$13.57	$13.53	$13.45	$13.37	$13.29	$13.22	$13.14	$13.08
Number of accumulation units outstanding at end of period	97,084	422,639	307,068	1,809,945	2,028,314	131,868	240,905	73,357	77,321	56,008
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.44	$11.14	$6.91	$8.94	$10.15	$10.06	$11.58	$15.04	$16.55	$16.21
Value at end of period	$11.14	$6.91	$8.94	$10.15	$10.06	$11.58	$15.04	$16.55	$16.21	$17.69
Number of accumulation units outstanding at end of period	721,454	664,656	524,546	532,361	425,911	334,106	346,597	314,463	308,192	239,209
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.40	$11.66	$8.98	$13.33	$15.14	$15.71	$17.81	$18.70	$18.80	$18.32
Value at end of period	$11.66	$8.98	$13.33	$15.14	$15.71	$17.81	$18.70	$18.80	$18.32	$20.87
Number of accumulation units outstanding at end of period	2,590	4,155	15,911	19,845	18,758	26,303	29,712	16,737	3,790	2,785
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.84	$14.45	$9.02	$11.04	$12.51	$12.43	$14.14	$18.68	$21.14	$21.19
Value at end of period	$14.45	$9.02	$11.04	$12.51	$12.43	$14.14	$18.68	$21.14	$21.19	$23.23
Number of accumulation units outstanding at end of period	173,623	164,902	134,364	118,345	102,712	82,588	61,105	53,472	49,770	44,532
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.14	$25.31	$15.71	$20.57	$24.93	$24.49	$28.65	$38.33	$41.74	$40.75
Value at end of period	$25.31	$15.71	$20.57	$24.93	$24.49	$28.65	$38.33	$41.74	$40.75	$47.85
Number of accumulation units outstanding at end of period	84,389	60,818	49,477	1,039,992	1,029,153	40,175	55,123	23,824	22,501	17,979
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.33	$18.01	$11.89	$14.76	$18.02	$17.78	$19.87	$28.18	$29.54	$28.42
Value at end of period	$18.01	$11.89	$14.76	$18.02	$17.78	$19.87	$28.18	$29.54	$28.42	$35.96
Number of accumulation units outstanding at end of period	64,201	38,949	33,379	30,944	28,920	21,209	20,630	12,537	11,581	8,514
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.37	$16.20	$14.74	$16.34	$17.84	$19.07	$20.74	$20.59	$21.84	$21.83
Value at end of period	$16.20	$14.74	$16.34	$17.84	$19.07	$20.74	$20.59	$21.84	$21.83	$22.64
Number of accumulation units outstanding at end of period	131,955	123,333	105,761	3,384,372	3,319,846	100,476	79,000	53,635	79,785	54,531
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during October 2008)										
Value at beginning of period		$5.64	$5.94	$7.55	$8.10	$7.07	$8.34	$10.07	$9.41	$9.28
Value at end of period		$5.94	$7.55	$8.10	$7.07	$8.34	$10.07	$9.41	$9.28	$9.30
Number of accumulation units outstanding at end of period		887	8,207	8,203	10,142	12,497	12,210	12,653	8,816	10,564
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I) (Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.37	$12.18	$15.85	$17.90	$18.93
Value at end of period					$10.37	$12.18	$15.85	$17.90	$18.93	$19.56
Number of accumulation units outstanding at end of period					56,290	68,136	64,517	131,296	102,360	101,727
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I) (Funds were first received in this option during July 2007)										
Value at beginning of period	$9.42	$9.21	$6.40	$7.17	$8.50	$8.75	$9.98	$12.98	$14.20	$13.49
Value at end of period	$9.21	$6.40	$7.17	$8.50	$8.75	$9.98	$12.98	$14.20	$13.49	$15.27
Number of accumulation units outstanding at end of period	75,660	78,541	21,331	26,087	103,501	68,638	194,083	79,859	80,618	69,927
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.36	$15.45	$9.58	$13.47	$17.45	$17.26	$19.59	$25.69	$27.80	$27.78
Value at end of period	$15.45	$9.58	$13.47	$17.45	$17.26	$19.59	$25.69	$27.80	$27.78	$29.62
Number of accumulation units outstanding at end of period	5,430	5,275	4,659	15,845	17,268	60,199	48,693	46,811	14,145	8,937
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.84	$11.35	$7.39	$9.14	$10.55	$10.04	$11.02	$14.32	$16.41	$16.26
Value at end of period	$11.35	$7.39	$9.14	$10.55	$10.04	$11.02	$14.32	$16.41	$16.26	$17.58
Number of accumulation units outstanding at end of period	2,500	2,346	3,109	5,460	8,852	16,809	30,033	20,973	18,991	15,648

CFI 107

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$11.91	$14.12	$14.62	$16.64	$21.84	$24.55	$26.25
Value at end of period				$14.12	$14.62	$16.64	$21.84	$24.55	$26.25	$27.81
Number of accumulation units outstanding at end of period				66	768	2,370	2,578	3,874	2,863	1,638
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.51	$6.65	$8.18	$9.13	$9.30	$10.69	$14.03	$15.75	$15.98
Value at end of period		$6.65	$8.18	$9.13	$9.30	$10.69	$14.03	$15.75	$15.98	$17.62
Number of accumulation units outstanding at end of period		2,280	4,348	3,979	8,909	30,512	24,279	27,789	13,676	14,517
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.07	$11.88	$13.12	$13.12	$15.12	$19.75	$22.03	$21.08
Value at end of period			$11.88	$13.12	$13.12	$15.12	$19.75	$22.03	$21.08	$24.16
Number of accumulation units outstanding at end of period			308	794	960	927	1,460	1,389	2,510	2,492
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.87	$16.10	$15.65	$17.97	$24.10	$26.62	$26.25
Value at end of period			$12.87	$16.10	$15.65	$17.97	$24.10	$26.62	$26.25	$27.87
Number of accumulation units outstanding at end of period			2,291	2,401	1,936	3,283	3,500	2,998	2,632	1,160
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$4.91	$5.94	$8.27	$10.30	$10.04	$11.68	$15.59	$17.46	$16.87
Value at end of period		$5.94	$8.27	$10.30	$10.04	$11.68	$15.59	$17.46	$16.87	$19.02
Number of accumulation units outstanding at end of period		526	6,719	3,758	4,633	15,288	15,386	24,962	6,511	6,422
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$10.33	$6.98	$8.78	$11.03	$10.54	$12.16	$16.76	$17.49	$16.59
Value at end of period		$6.98	$8.78	$11.03	$10.54	$12.16	$16.76	$17.49	$16.59	$19.97
Number of accumulation units outstanding at end of period		1,146	5,001	1,681	3,872	9,391	11,564	11,517	7,481	6,982
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.21	$10.08	$6.56	$8.55	$11.24	$11.27	$12.91	$17.84	$18.73	$18.45
Value at end of period	$10.08	$6.56	$8.55	$11.24	$11.27	$12.91	$17.84	$18.73	$18.45	$20.80
Number of accumulation units outstanding at end of period	9,521	13,913	17,864	24,028	21,813	44,530	51,810	46,927	20,527	16,417
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.73	$20.77	$14.23	$18.05	$22.31	$21.63	$24.62	$33.71	$35.70	$35.21
Value at end of period	$20.77	$14.23	$18.05	$22.31	$21.63	$24.62	$33.71	$35.70	$35.21	$43.57
Number of accumulation units outstanding at end of period	93,694	86,086	69,771	82,370	66,631	65,457	75,468	48,854	43,653	38,240
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.26	$12.75	$8.38	$10.48	$11.86	$11.42	$12.88	$14.89	$15.63	$15.52
Value at end of period	$12.75	$8.38	$10.48	$11.86	$11.42	$12.88	$14.89	$15.63	$15.52	$16.33
Number of accumulation units outstanding at end of period	240,916	282,862	167,234	155,745	172,598	221,732	222,079	228,333	151,345	139,643
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.61	$13.20	$8.26	$10.54	$12.01	$11.38	$13.02	$15.58	$16.37	$16.19
Value at end of period	$13.20	$8.26	$10.54	$12.01	$11.38	$13.02	$15.58	$16.37	$16.19	$17.10
Number of accumulation units outstanding at end of period	103,555	139,209	127,989	127,897	117,967	157,702	165,555	163,355	122,980	119,337
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.95	$13.62	$8.14	$10.51	$12.03	$11.34	$13.01	$15.97	$16.84	$16.58
Value at end of period	$13.62	$8.14	$10.51	$12.03	$11.34	$13.01	$15.97	$16.84	$16.58	$17.54
Number of accumulation units outstanding at end of period	40,035	70,952	71,189	73,102	119,348	140,506	162,823	172,755	111,650	119,089

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$10.59	$11.57	$10.91	$12.53	$15.39	$16.25	$16.01
Value at end of period				$11.57	$10.91	$12.53	$15.39	$16.25	$16.01	$16.94
Number of accumulation units outstanding at end of period				48	342	1,800	7,769	12,286	15,411	17,447
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$6.06	$8.58	$9.61	$9.32	$10.54	$12.11	$12.80	$12.67
Value at end of period			$8.58	$9.61	$9.32	$10.54	$12.11	$12.80	$12.67	$13.39
Number of accumulation units outstanding at end of period			2,436	5,469	7,462	9,133	6,607	1,973	3,740	5,521
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.04	$11.55	$9.57	$11.15	$12.15	$12.12	$13.22	$14.06	$14.78	$14.70
Value at end of period	$11.55	$9.57	$11.15	$12.15	$12.12	$13.22	$14.06	$14.78	$14.70	$15.27
Number of accumulation units outstanding at end of period	21,338	27,939	16,993	28,980	11,148	42,940	26,087	17,795	40,073	22,531
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$8.14	$7.67	$9.17	$10.14	$10.01	$11.14	$12.13	$12.73	$12.60
Value at end of period		$7.67	$9.17	$10.14	$10.01	$11.14	$12.13	$12.73	$12.60	$13.26
Number of accumulation units outstanding at end of period		132	0	2	20	600	663	838	897	948
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.88	$14.60	$11.09	$13.00	$14.35	$14.52	$16.21	$18.06	$19.14	$18.99
Value at end of period	$14.60	$11.09	$13.00	$14.35	$14.52	$16.21	$18.06	$19.14	$18.99	$19.95
Number of accumulation units outstanding at end of period	38,095	35,695	25,125	9,720	4,228	7,046	7,467	7,883	8,243	8,599
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.15	$13.73	$8.73	$10.86	$12.21	$11.78	$13.47	$16.39	$17.36	$17.05
Value at end of period	$13.73	$8.73	$10.86	$12.21	$11.78	$13.47	$16.39	$17.36	$17.05	$18.12
Number of accumulation units outstanding at end of period	105,049	132,593	72,187	34,093	33,317	21,281	19,543	18,686	18,058	17,141
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.32	$13.97	$9.65	$11.69	$13.02	$12.86	$14.53	$16.84	$17.85	$17.65
Value at end of period	$13.97	$9.65	$11.69	$13.02	$12.86	$14.53	$16.84	$17.85	$17.65	$18.71
Number of accumulation units outstanding at end of period	63,371	123,282	105,792	21,475	26,586	16,785	15,054	11,979	10,202	9,039
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$10.14	$10.23	$10.77	$11.36	$12.10	$12.49	$12.10	$12.72	$12.67
Value at end of period		$10.23	$10.77	$11.36	$12.10	$12.49	$12.10	$12.72	$12.67	$12.89
Number of accumulation units outstanding at end of period		303	2,407	2,465	2,675	6,502	11,968	8,155	3,525	9,956
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$13.87	$14.33	$18.80	$21.19	$21.30
Value at end of period						$14.33	$18.80	$21.19	$21.30	$23.64
Number of accumulation units outstanding at end of period						690	1,616	5,274	1,946	3,507
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.22	$15.66	$11.43	$15.42	$18.70	$18.00	$20.82	$27.18	$30.39	$29.68
Value at end of period	$15.66	$11.43	$15.42	$18.70	$18.00	$20.82	$27.18	$30.39	$29.68	$36.61
Number of accumulation units outstanding at end of period	25,283	13,720	1,693	1,058,659	974,104	17,524	18,349	13,889	1,110	1,305
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.00	$18.98	$11.08	$14.90	$18.73	$19.03	$22.64	$31.25	$32.41	$30.59
Value at end of period	$18.98	$11.08	$14.90	$18.73	$19.03	$22.64	$31.25	$32.41	$30.59	$32.03
Number of accumulation units outstanding at end of period	78,794	38,972	34,236	759,990	769,737	19,772	30,023	21,956	16,388	13,999

CFI 109

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.72	$8.93	$10.32	$9.73	$12.20	$12.60	$14.29	$14.00
Value at end of period		$6.72	$8.93	$10.32	$9.73	$12.20	$12.60	$14.29	$14.00	$14.04
Number of accumulation units outstanding at end of period		17,017	20,273	17,573	30,941	37,217	36,309	32,909	10,402	6,818
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.35	$10.10	$6.17	$8.34	$10.61	$11.55	$13.26	$13.45	$17.37	$17.77
Value at end of period	$10.10	$6.17	$8.34	$10.61	$11.55	$13.26	$13.45	$17.37	$17.77	$18.41
Number of accumulation units outstanding at end of period	1,366	5,648	6,100	6,970	9,840	15,527	14,491	17,735	14,845	14,079
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.12	$21.86	$13.21	$17.28	$19.25	$18.24	$20.35	$27.26	$30.57	$31.29
Value at end of period	$21.86	$13.21	$17.28	$19.25	$18.24	$20.35	$27.26	$30.57	$31.29	$33.72
Number of accumulation units outstanding at end of period	7,554	10,487	7,027	6,264	3,759	4,236	4,501	4,390	2,631	1,654
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.86	$6.78	$8.41	$10.47	$10.12	$11.49	$15.99	$16.58	$16.00
Value at end of period		$6.78	$8.41	$10.47	$10.12	$11.49	$15.99	$16.58	$16.00	$19.67
Number of accumulation units outstanding at end of period		63	63	287	323	1,888	685	577	138	291
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.21	$15.03	$9.09	$12.58	$16.05	$14.21	$16.19	$21.89	$23.07	$22.56
Value at end of period	$15.03	$9.09	$12.58	$16.05	$14.21	$16.19	$21.89	$23.07	$22.56	$25.06
Number of accumulation units outstanding at end of period	13	7,511	4,817	6,783	14,478	32,009	40,085	34,437	29,892	24,351
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.78	$14.36	$9.07	$11.58	$13.26	$12.90	$15.22	$20.42	$22.15	$20.71
Value at end of period	$14.36	$9.07	$11.58	$13.26	$12.90	$15.22	$20.42	$22.15	$20.71	$24.24
Number of accumulation units outstanding at end of period	68,428	31,411	15,034	13,652	11,248	11,550	14,622	10,649	9,228	9,554
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.04	$12.76	$9.72	$11.51	$13.23	$13.01	$14.17	$17.60	$19.62	$19.10
Value at end of period	$12.76	$9.72	$11.51	$13.23	$13.01	$14.17	$17.60	$19.62	$19.10	$21.89
Number of accumulation units outstanding at end of period	320,225	297,636	223,775	119,183	110,398	105,705	96,023	94,153	3,167	1,326
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.79	$13.04	$8.79	$10.82	$12.10	$11.77	$13.40	$17.84	$19.53	$18.84
Value at end of period	$13.04	$8.79	$10.82	$12.10	$11.77	$13.40	$17.84	$19.53	$18.84	$22.46
Number of accumulation units outstanding at end of period	14,558	10,438	8,564	13,725	13,917	10,446	8,325	8,147	8,060	7,971
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.17	$25.02	$12.12	$20.67	$24.71	$20.07	$23.77	$22.27	$22.34	$18.70
Value at end of period	$25.02	$12.12	$20.67	$24.71	$20.07	$23.77	$22.27	$22.34	$18.70	$20.99
Number of accumulation units outstanding at end of period	14,490	6,116	6,878	9,876	6,159	12,224	14,179	12,734	11,093	10,166
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.82	$18.13	$12.07	$15.07	$18.42	$18.65	$22.25	$29.09	$33.25	$32.04
Value at end of period	$18.13	$12.07	$15.07	$18.42	$18.65	$22.25	$29.09	$33.25	$32.04	$36.53
Number of accumulation units outstanding at end of period	71,135	35,722	13,296	14,501	13,316	23,536	20,869	19,269	11,559	10,753
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.15	$12.85	$8.95	$11.33	$14.27	$13.99	$16.51	$22.80	$24.56	$23.51
Value at end of period	$12.85	$8.95	$11.33	$14.27	$13.99	$16.51	$22.80	$24.56	$23.51	$28.42
Number of accumulation units outstanding at end of period	2,405	2,793	2,522	3,322	3,930	7,740	6,004	4,331	4,347	2,941
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$15.07	$8.64	$11.98	$14.31	$13.07	$15.27	$19.97	$19.63	$21.03
Value at end of period	$15.07	$8.64	$11.98	$14.31	$13.07	$15.27	$19.97	$19.63	$21.03	$20.95
Number of accumulation units outstanding at end of period	435,270	514,069	403,741	283,232	239,362	176,691	183,021	129,411	38,823	29,898

CFI 110

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.25	$11.21	$7.87	$13.06	$15.45	$15.25	$17.62	$19.67	$19.62	$18.60
Value at end of period	$11.21	$7.87	$13.06	$15.45	$15.25	$17.62	$19.67	$19.62	$18.60	$21.13
Number of accumulation units outstanding at end of period	2,987	372	1,437	2,498	3,807	11,195	8,021	5,810	4,681	2,461
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.51	$12.98	$9.36	$12.39	$14.05	$14.37	$16.35	$19.86	$22.14	$23.16
Value at end of period	$12.98	$9.36	$12.39	$14.05	$14.37	$16.35	$19.86	$22.14	$23.16	$24.87
Number of accumulation units outstanding at end of period	66,986	106,899	22,814	39,730	47,198	104,310	144,697	150,765	136,400	151,539
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.10	$13.99	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65	$24.60
Value at end of period	$13.99	$7.71	$11.22	$14.70	$14.07	$16.24	$21.28	$23.65	$24.60	$26.27
Number of accumulation units outstanding at end of period	310,862	219,118	143,813	161,729	147,317	109,753	95,320	90,409	31,642	20,524
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.17	$18.61	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71	$24.71
Value at end of period	$18.61	$11.90	$14.78	$16.89	$16.64	$19.39	$25.00	$26.71	$24.71	$29.18
Number of accumulation units outstanding at end of period	13,476	13,978	7,954	2,867,876	2,686,956	43,868	42,053	44,206	31,848	15,131
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.36	$16.79	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67	$30.47
Value at end of period	$16.79	$9.64	$13.70	$15.92	$15.65	$18.50	$25.61	$27.67	$30.47	$30.75
Number of accumulation units outstanding at end of period	163,563	219,788	181,177	724,950	681,406	53,852	60,094	45,155	40,812	33,271
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$18.45	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46	$16.20
Value at end of period	$18.45	$9.26	$12.66	$14.32	$12.48	$14.73	$16.74	$16.46	$16.20	$16.41
Number of accumulation units outstanding at end of period	8,001	3,796	3,500	4,852	5,156	5,336	3,265	4,298	3,548	2,913
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30	$9.90
Value at end of period		$6.32	$8.30	$8.98	$7.85	$9.28	$11.10	$10.30	$9.90	$10.02
Number of accumulation units outstanding at end of period		49,258	21,906	27,589	29,906	44,837	46,535	40,103	25,453	22,831
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.11	$11.31	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59	$12.49
Value at end of period	$11.31	$6.78	$8.92	$9.55	$8.95	$10.83	$14.07	$13.59	$12.49	$13.77
Number of accumulation units outstanding at end of period	228	401	174	174	191	1,316	2,726	4,203	2,037	1,880
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$7.69	$8.47	$10.52	$8.93	$10.79	$13.12	$12.47	$12.41
Value at end of period			$8.47	$10.52	$8.93	$10.79	$13.12	$12.47	$12.41	$12.16
Number of accumulation units outstanding at end of period			1,261	840	824	5,925	5,366	3,874	3,542	3,559
WANGER SELECT										
Value at beginning of period	$14.97	$16.28	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64	$22.56
Value at end of period	$16.28	$8.24	$13.62	$17.13	$14.02	$16.51	$22.08	$22.64	$22.56	$25.42
Number of accumulation units outstanding at end of period	15,295	9,786	5,108	6,247	45,215	4,176	4,030	3,489	2,274	2,363
WANGER USA										
Value at beginning of period	$13.78	$14.44	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78	$23.50
Value at end of period	$14.44	$8.66	$12.24	$15.01	$14.40	$17.17	$22.83	$23.78	$23.50	$26.55
Number of accumulation units outstanding at end of period	12,761	8,507	10,921	13,968	22,295	9,345	7,272	7,171	6,671	4,569
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.10	$13.53	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63	$20.46
Value at end of period	$13.53	$8.99	$10.64	$11.98	$12.74	$14.25	$18.67	$20.63	$20.46	$23.05
Number of accumulation units outstanding at end of period	70,266	66,477	46,145	46,708	47,463	90,756	93,736	101,183	63,141	48,153

Condensed Financial Information (continued)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$24.80	$22.66	$15.37	$19.84	$24.18	$23.51	$26.52	$36.39	$38.84	$36.85
Value at end of period	$22.66	$15.37	$19.84	$24.18	$23.51	$26.52	$36.39	$38.84	$36.85	$47.21
Number of accumulation units outstanding at end of period	17,687	12,045	9,130	15,864	15,745	11,900	10,380	9,108	9,296	7,848

TABLE 15

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$12.62	$13.01	$14.16	$13.33	$15.21	$20.37	$21.20	$21.59
Value at end of period			$13.01	$14.16	$13.33	$15.21	$20.37	$21.20	$21.59	$21.87
Number of accumulation units outstanding at end of period			11	230	0	0	675	10	2,034	921
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$8.81	$9.66	$11.12	$10.85	$11.98	$14.63	$16.57	$16.39
Value at end of period			$9.66	$11.12	$10.85	$11.98	$14.63	$16.57	$16.39	$17.53
Number of accumulation units outstanding at end of period			10,612	16,016	23,976	31,447	2,937	1,947	307,236	296,974
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$9.18	$9.95	$11.09	$11.23	$12.24	$15.77	$17.10	$16.50
Value at end of period			$9.95	$11.09	$11.23	$12.24	$15.77	$17.10	$16.50	$17.93
Number of accumulation units outstanding at end of period			9,055	18,743	30,653	30,717	4,542	3,942	680,109	665,830
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$10.36	$10.74	$11.25	$12.63	$13.39	$12.09	$12.33	$11.99
Value at end of period			$10.74	$11.25	$12.63	$13.39	$12.09	$12.33	$11.99	$12.47
Number of accumulation units outstanding at end of period			5,289	3,830	20,227	9,234	6,378	3,414	92,873	89,774
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$10.10
Value at end of period										$9.91
Number of accumulation units outstanding at end of period										7,496
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$14.00	$17.41	$15.33	$18.33	$26.35	$29.04	$27.67
Value at end of period				$17.41	$15.33	$18.33	$26.35	$29.04	$27.67	$31.77
Number of accumulation units outstanding at end of period				81	323	364	1,852	811	32,508	34,018
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$5.71	$5.79	$8.04	$8.46	$7.79	$9.71	$12.08	$11.88	$11.35
Value at end of period		$5.79	$8.04	$8.46	$7.79	$9.71	$12.08	$11.88	$11.35	$10.19
Number of accumulation units outstanding at end of period		27	456	414	803	75	605	293	21,936	28,993

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.47	$11.76	$10.92	$12.63	$18.13	$19.77	$17.60
Value at end of period				$11.76	$10.92	$12.63	$18.13	$19.77	$17.60	$21.70
Number of accumulation units outstanding at end of period				164	514	746	6,164	5,417	78,903	71,117
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.24	$9.17
Value at end of period									$9.17	$10.51
Number of accumulation units outstanding at end of period									42	21,445
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.17	$10.10
Value at end of period									$10.10	$9.42
Number of accumulation units outstanding at end of period									108,841	107,318
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$13.63	$15.79	$15.60	$17.54	$23.23	$24.56	$22.71
Value at end of period				$15.79	$15.60	$17.54	$23.23	$24.56	$22.71	$27.60
Number of accumulation units outstanding at end of period				432	1,317	1,088	1,237	1,525	4,075	4,433
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.40	$13.68	$9.34	$11.62	$12.94	$13.45	$14.76	$17.31	$18.85	$18.31
Value at end of period	$13.68	$9.34	$11.62	$12.94	$13.45	$14.76	$17.31	$18.85	$18.31	$19.63
Number of accumulation units outstanding at end of period	7,485	61,198	87,780	96,057	84,326	71,962	47,169	41,667	49,718	44,950
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$9.04	$9.49	$10.91	$11.18	$14.46	$15.08
Value at end of period					$9.49	$10.91	$11.18	$14.46	$15.08	$15.83
Number of accumulation units outstanding at end of period					129	1,102	3,375	860	14,513	13,926
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.72	$6.20	$7.84	$9.06	$8.54	$9.75	$12.68	$14.08	$13.67
Value at end of period		$6.20	$7.84	$9.06	$8.54	$9.75	$12.68	$14.08	$13.67	$15.59
Number of accumulation units outstanding at end of period		3,420	13,150	21,611	29,084	7,794	7,823	5,193	28,053	21,613
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.65	$6.10	$8.02	$9.79	$9.31	$10.78	$14.48	$16.11	$15.17
Value at end of period		$6.10	$8.02	$9.79	$9.31	$10.78	$14.48	$16.11	$15.17	$17.18
Number of accumulation units outstanding at end of period		24	1,354	3,023	4,093	543	1,716	2,941	14,293	8,664
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$11.87	$11.76
Value at end of period									$11.76	$15.31
Number of accumulation units outstanding at end of period									4,507	7,336
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$16.74	$19.77	$11.67	$16.14	$17.54	$15.05	$17.83	$21.29	$20.59	$20.28
Value at end of period	$19.77	$11.67	$16.14	$17.54	$15.05	$17.83	$21.29	$20.59	$20.28	$20.29
Number of accumulation units outstanding at end of period	76,631	247,467	450,105	592,960	638,772	604,434	522,920	528,105	1,068,444	988,974

CFI 113

Condensed Financial Information (continued)

FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$19.46	$22.74	$12.99	$17.51	$20.39	$19.75	$22.84	$29.79	$33.13	$33.14
Value at end of period	$22.74	$12.99	$17.51	$20.39	$19.75	$22.84	$29.79	$33.13	$33.14	$35.56
Number of accumulation units outstanding at end of period	157,881	796,912	1,369,701	1,428,631	1,374,459	1,039,557	533,687	484,405	1,054,933	960,137

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$15.91	$16.05	$9.14	$11.83	$13.53	$13.57	$15.82	$20.14	$21.76	$20.76
Value at end of period	$16.05	$9.14	$11.83	$13.53	$13.57	$15.82	$20.14	$21.76	$20.76	$24.34
Number of accumulation units outstanding at end of period	72,935	398,154	670,535	690,766	640,868	487,666	252,619	220,683	329,924	287,786

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.62	$15.92	$8.35	$10.65	$13.14	$13.08	$14.90	$20.19	$22.32	$23.77
Value at end of period	$15.92	$8.35	$10.65	$13.14	$13.08	$14.90	$20.19	$22.32	$23.77	$23.80
Number of accumulation units outstanding at end of period	293,363	757,026	1,361,966	1,703,428	1,885,044	1,787,248	1,435,724	1,468,184	1,493,401	1,441,525

FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$14.87	$17.33	$9.68	$12.16	$13.67	$11.25	$13.50	$17.49	$15.97	$16.44
Value at end of period	$17.33	$9.68	$12.16	$13.67	$11.25	$13.50	$17.49	$15.97	$16.44	$15.51
Number of accumulation units outstanding at end of period	24,928	204,171	280,635	290,497	274,995	184,665	135,368	124,125	138,951	123,022

FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$18.86	$18.29	$12.17	$15.62	$19.90	$19.03	$22.38	$30.29	$30.27	$27.85
Value at end of period	$18.29	$12.17	$15.62	$19.90	$19.03	$22.38	$30.29	$30.27	$27.85	$36.02
Number of accumulation units outstanding at end of period	137,475	170,769	274,513	383,034	411,856	407,220	374,931	366,720	391,307	383,621

FUNDAMENTAL INVESTORS℠ (CLASS R-4)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.08	$6.12	$8.11	$9.19	$8.95	$10.42	$13.60	$14.72	$15.11
Value at end of period	$6.12	$8.11	$9.19	$8.95	$10.42	$13.60	$14.72	$15.11	$16.89
Number of accumulation units outstanding at end of period	210	12,882	13,929	18,593	18,997	16,934	680,072	921,728	955,373

INVESCO MID CAP CORE EQUITY FUND (CLASS A)
(Funds were first received in this option during June 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$10.22	$12.31	$13.76	$12.82	$14.06	$18.05	$18.74	$17.81
Value at end of period	$12.31	$13.76	$12.82	$14.06	$18.05	$18.74	$17.81	$19.82
Number of accumulation units outstanding at end of period	32	119	260	198	169	146	287	249

INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)
(Funds were first received in this option during April 2012)

	2012	2013	2014	2015	2016
Value at beginning of period	$37.18	$36.09	$50.25	$54.14	$56.48
Value at end of period	$36.09	$50.25	$54.14	$56.48	$57.39
Number of accumulation units outstanding at end of period	29,397	17,437	17,027	22,680	21,251

INVESCO V.I. CORE EQUITY FUND (SERIES I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$10.43	$11.20	$7.77	$9.91	$10.78	$10.71	$12.11	$15.56	$16.71	$15.65
Value at end of period	$11.20	$7.77	$9.91	$10.78	$10.71	$12.11	$15.56	$16.71	$15.65	$17.14
Number of accumulation units outstanding at end of period	16,224	48,015	98,470	113,684	114,277	72,451	49,434	41,812	50,728	46,584

IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)
(Funds were first received in this option during December 2015)

	2015	2016
Value at beginning of period	$10.53	$10.46
Value at end of period	$10.46	$10.58
Number of accumulation units outstanding at end of period	150	3,742

JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$18.31	$20.11	$16.81	$21.03	$22.65	$22.87	$25.81	$30.82	$33.22	$33.21
Value at end of period	$20.11	$16.81	$21.03	$22.65	$22.87	$25.81	$30.82	$33.22	$33.21	$34.51
Number of accumulation units outstanding at end of period	15	15	540	540	15	15	15	15	15	15

JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$16.06	$19.47	$10.88	$15.66	$19.58	$19.18	$22.35	$29.39	$32.86	$33.96
Value at end of period	$19.47	$10.88	$15.66	$19.58	$19.18	$22.35	$29.39	$32.86	$33.96	$37.92
Number of accumulation units outstanding at end of period	15	15	97	97	15	15	15	15	15	15

CFI 114

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$17.26	$18.86	$20.23	$21.45	$23.09	$22.91	$23.89	$23.78
Value at end of period			$18.86	$20.23	$21.45	$23.09	$22.91	$23.89	$23.78	$24.21
Number of accumulation units outstanding at end of period			161	161	0	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.64	$13.77	$7.57	$10.36	$11.92	$10.22	$12.19	$15.55	$16.60	$16.11
Value at end of period	$13.77	$7.57	$10.36	$11.92	$10.22	$12.19	$15.55	$16.60	$16.11	$16.34
Number of accumulation units outstanding at end of period	15	15	254	254	15	15	15	15	15	15
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$9.24	$11.19	$12.73	$11.98	$14.11	$18.27	$20.51	$21.47
Value at end of period			$11.19	$12.73	$11.98	$14.11	$18.27	$20.51	$21.47	$21.44
Number of accumulation units outstanding at end of period			75	75	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.49	$9.17	$11.36	$11.08	$12.78	$17.21	$17.97	$17.21
Value at end of period			$9.17	$11.36	$11.08	$12.78	$17.21	$17.97	$17.21	$21.57
Number of accumulation units outstanding at end of period			176	827	1,582	643	1,235	650	26,060	25,958
LORD ABBETT SERIES FUND – MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.38	$15.36	$9.26	$11.64	$14.51	$13.84	$15.75	$20.39	$22.59	$21.60
Value at end of period	$15.36	$9.26	$11.64	$14.51	$13.84	$15.75	$20.39	$22.59	$21.60	$24.98
Number of accumulation units outstanding at end of period	24,028	30,324	132,172	132,834	140,878	145,448	19,161	17,596	38,557	38,461
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.00
Value at end of period										$10.12
Number of accumulation units outstanding at end of period										24,091
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period								$9.87	$10.25	$10.18
Value at end of period								$10.25	$10.18	$10.35
Number of accumulation units outstanding at end of period								1,390	59,280	53,378
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$10.97	$11.45	$6.95	$9.00	$10.96	$10.55	$11.62	$15.92	$17.45	$17.24
Value at end of period	$11.45	$6.95	$9.00	$10.96	$10.55	$11.62	$15.92	$17.45	$17.24	$18.82
Number of accumulation units outstanding at end of period	66	8	11,996	16,146	20,287	13,398	1,387	452	16,893	15,181
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.96	$17.23	$10.64	$14.53	$16.27	$14.93	$17.91	$22.57	$23.13	$24.20
Value at end of period	$17.23	$10.64	$14.53	$16.27	$14.93	$17.91	$22.57	$23.13	$24.20	$24.49
Number of accumulation units outstanding at end of period	7,278	11,891	47,849	48,340	52,508	61,296	15,801	13,753	148,903	144,948
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.59	$68.61	$35.42	$63.96	$80.69	$65.66	$78.84	$84.87	$80.27	$68.53
Value at end of period	$68.61	$35.42	$63.96	$80.69	$65.66	$78.84	$84.87	$80.27	$68.53	$72.78
Number of accumulation units outstanding at end of period	22,189	20,675	61,858	60,124	47,575	45,755	11,533	8,903	91,360	83,456
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$15.89	$17.31	$14.76	$17.42	$19.90	$19.94	$22.49	$22.32	$22.80	$22.14
Value at end of period	$17.31	$14.76	$17.42	$19.90	$19.94	$22.49	$22.32	$22.80	$22.14	$23.43
Number of accumulation units outstanding at end of period	0	0	165	165	0	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.45	$13.20	$8.15	$11.11	$13.63	$13.24	$15.52	$21.74	$24.18	$22.61
Value at end of period	$13.20	$8.15	$11.11	$13.63	$13.24	$15.52	$21.74	$24.18	$22.61	$26.51
Number of accumulation units outstanding at end of period	5,958	10,602	30,580	29,361	22,680	17,758	5,144	3,029	31,041	30,261
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.49	$13.58	$9.35	$11.27	$12.53	$12.22	$13.51	$15.62	$16.75	$16.56
Value at end of period	$13.58	$9.35	$11.27	$12.53	$12.22	$13.51	$15.62	$16.75	$16.56	$17.41
Number of accumulation units outstanding at end of period	18,023	20,688	32,073	26,858	25,584	18,953	8,814	7,366	51,150	50,981
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$5.39	$5.44
Value at end of period									$5.44	$6.18
Number of accumulation units outstanding at end of period									14,743	9,726
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$11.00	$12.08	$11.16	$13.12	$14.09	$15.63	$16.89	$15.23	$15.60	$15.08
Value at end of period	$12.08	$11.16	$13.12	$14.09	$15.63	$16.89	$15.23	$15.60	$15.08	$15.76
Number of accumulation units outstanding at end of period	5,882	18,274	71,711	78,170	106,193	90,383	34,940	19,816	427,919	406,726
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.33	$12.78	$5.31	$9.21	$10.60	$8.07	$8.98	$8.74	$7.60	$6.39
Value at end of period	$12.78	$5.31	$9.21	$10.60	$8.07	$8.98	$8.74	$7.60	$6.39	$6.75
Number of accumulation units outstanding at end of period	12,579	5,300	11,567	13,250	8,482	5,286	9,012	9,935	154,842	143,725
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.67	$12.27	$7.87	$12.55	$14.72	$14.38	$16.58	$18.46	$18.36	$17.52
Value at end of period	$12.27	$7.87	$12.55	$14.72	$14.38	$16.58	$18.46	$18.36	$17.52	$19.88
Number of accumulation units outstanding at end of period	2,145	6,545	22,810	23,361	18,551	21,596	5,309	14,100	32,126	21,225
SMALL CAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.16	$5.47	$8.35	$10.36	$8.82	$10.70	$13.75	$13.91	$14.18
Value at end of period		$5.47	$8.35	$10.36	$8.82	$10.70	$13.75	$13.91	$14.18	$14.90
Number of accumulation units outstanding at end of period		12	1,383	1,024	807	242	3,273	3,555	54,894	46,315
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.97	$9.95
Value at end of period									$9.95	$10.01
Number of accumulation units outstanding at end of period									22,793	19,778
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$18.99	$20.91	$22.08	$26.07	$29.19	$28.31	$32.57	$33.08	$33.39	$31.76
Value at end of period	$20.91	$22.08	$26.07	$29.19	$28.31	$32.57	$33.08	$33.39	$31.76	$33.52
Number of accumulation units outstanding at end of period	9,108	23,051	59,288	67,680	71,778	55,086	20,391	15,277	502,059	343,133
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.84	$8.73	$9.96	$10.62	$11.23	$11.82	$11.51	$12.07	$12.02
Value at end of period		$8.73	$9.96	$10.62	$11.23	$11.82	$11.51	$12.07	$12.02	$12.27
Number of accumulation units outstanding at end of period		783	12,569	18,186	21,749	11,546	6,910	8,636	21,355	18,689
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.58	$14.96	$9.06	$12.10	$13.50	$12.76	$15.29	$20.33	$22.06	$23.09
Value at end of period	$14.96	$9.06	$12.10	$13.50	$12.76	$15.29	$20.33	$22.06	$23.09	$24.88
Number of accumulation units outstanding at end of period	92,758	119,542	422,408	476,942	482,682	360,126	116,980	85,045	870,976	771,120

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
THE HARTFORD CAPITAL APPRECIATION FUND (CLASS R4)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.59	$11.48	$9.67	$11.55	$16.26	$17.34	$17.46
Value at end of period				$11.48	$9.67	$11.55	$16.26	$17.34	$17.46	$18.06
Number of accumulation units outstanding at end of period				16,540	17,888	13,804	4	6	7	7
THE HARTFORD DIVIDEND AND GROWTH FUND (CLASS R4)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$9.29	$11.16	$11.19	$12.55	$16.33	$18.23	$17.84
Value at end of period				$11.16	$11.19	$12.55	$16.33	$18.23	$17.84	$20.25
Number of accumulation units outstanding at end of period				4,159	2,485	20,822	227	263	302	280
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$10.18
Value at end of period										$10.39
Number of accumulation units outstanding at end of period										0
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.93	$8.77	$7.66	$3.69	$3.36	$2.45
Value at end of period					$8.77	$7.66	$3.69	$3.36	$2.45	$3.56
Number of accumulation units outstanding at end of period					1,448	2,054	4,727	1,515	451,248	447,624
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.64	$15.36	$10.97	$12.99	$14.73	$14.44	$16.31	$18.91	$19.95	$19.46
Value at end of period	$15.36	$10.97	$12.99	$14.73	$14.44	$16.31	$18.91	$19.95	$19.46	$20.84
Number of accumulation units outstanding at end of period	32,141	178,483	371,665	345,166	336,648	310,662	129,253	126,999	235,382	209,777
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.71	$9.65
Value at end of period									$9.65	$10.72
Number of accumulation units outstanding at end of period									9,405	24,423
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.94	$11.71	$9.83	$11.88	$13.80	$14.22	$15.10	$14.54	$14.37	$13.66
Value at end of period	$11.71	$9.83	$11.88	$13.80	$14.22	$15.10	$14.54	$14.37	$13.66	$14.43
Number of accumulation units outstanding at end of period	99,176	223,198	419,708	555,674	556,580	414,199	274,229	238,753	265,100	256,936
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.03	$9.39
Value at end of period									$9.39	$9.89
Number of accumulation units outstanding at end of period									257,141	195,462
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.80	$9.78
Value at end of period									$9.78	$10.38
Number of accumulation units outstanding at end of period									6,903	7,908
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$15.10	$15.07	$16.09	$16.45	$16.04	$16.72	$16.88
Value at end of period				$15.07	$16.09	$16.45	$16.04	$16.72	$16.88	$17.04
Number of accumulation units outstanding at end of period				6,054	1,210	0	0	153	212	0
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.71	$13.27	$13.54	$13.50	$13.44	$13.36	$13.27	$13.19	$13.11	$13.02
Value at end of period	$13.27	$13.54	$13.50	$13.44	$13.36	$13.27	$13.19	$13.11	$13.02	$12.96
Number of accumulation units outstanding at end of period	1,019,237	1,668,292	1,544,742	1,446,917	1,447,360	1,443,895	963,846	911,640	1,215,974	1,281,845

CFI 117

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.39	$11.09	$6.87	$8.89	$10.08	$9.99	$11.49	$14.92	$16.41	$16.07
Value at end of period	$11.09	$6.87	$8.89	$10.08	$9.99	$11.49	$14.92	$16.41	$16.07	$17.53
Number of accumulation units outstanding at end of period	30,081	547,477	1,184,795	1,228,018	1,161,694	1,094,475	485,527	437,653	826,066	731,622
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.39	$11.64	$8.96	$13.30	$15.10	$15.66	$17.74	$18.62	$18.71	$18.22
Value at end of period	$11.64	$8.96	$13.30	$15.10	$15.66	$17.74	$18.62	$18.71	$18.22	$20.74
Number of accumulation units outstanding at end of period	3,174	3,810	40,136	45,393	41,940	58,639	14,747	20,256	25,470	26,353
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.78	$14.38	$8.97	$10.98	$12.43	$12.34	$14.03	$18.53	$20.96	$21.00
Value at end of period	$14.38	$8.97	$10.98	$12.43	$12.34	$14.03	$18.53	$20.96	$21.00	$23.01
Number of accumulation units outstanding at end of period	52,744	362,378	523,931	533,668	498,992	379,563	231,028	217,340	370,927	334,607
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.03	$25.19	$15.63	$20.45	$24.77	$24.33	$28.44	$38.03	$41.39	$40.39
Value at end of period	$25.19	$15.63	$20.45	$24.77	$24.33	$28.44	$38.03	$41.39	$40.39	$47.41
Number of accumulation units outstanding at end of period	176,445	317,641	475,061	535,891	584,189	486,552	396,873	388,608	437,312	407,832
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.24	$17.93	$11.83	$14.67	$17.91	$17.66	$19.72	$27.96	$29.29	$28.17
Value at end of period	$17.93	$11.83	$14.67	$17.91	$17.66	$19.72	$27.96	$29.29	$28.17	$35.63
Number of accumulation units outstanding at end of period	79,036	109,681	202,162	236,424	266,757	242,907	219,832	210,067	239,002	241,710
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period								$17.82	$18.41	$18.01
Value at end of period								$18.41	$18.01	$19.12
Number of accumulation units outstanding at end of period								6,049	48,204	50,443
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period								$19.14	$19.82	$19.37
Value at end of period								$19.82	$19.37	$20.74
Number of accumulation units outstanding at end of period								5,338	20,129	30,313
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$20.10	$20.77	$20.25
Value at end of period								$20.77	$20.25	$21.74
Number of accumulation units outstanding at end of period								1,180	19,334	31,576
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$15.50	$16.47	$16.05
Value at end of period								$16.47	$16.05	$17.21
Number of accumulation units outstanding at end of period								3,269	5,758	7,572
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period								$14.80	$15.33	$15.06
Value at end of period								$15.33	$15.06	$15.70
Number of accumulation units outstanding at end of period								10,158	20,737	21,242
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.30	$16.12	$14.66	$16.25	$17.73	$18.95	$20.59	$20.43	$21.65	$21.64
Value at end of period	$16.12	$14.66	$16.25	$17.73	$18.95	$20.59	$20.43	$21.65	$21.64	$22.43
Number of accumulation units outstanding at end of period	203,884	461,356	592,617	841,644	928,289	811,132	675,251	658,751	1,086,175	1,006,359

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$4.65	$7.55	$8.09	$7.06	$8.32	$10.04	$9.38	$9.24
Value at end of period			$7.55	$8.09	$7.06	$8.32	$10.04	$9.38	$9.24	$9.26
Number of accumulation units outstanding at end of period			88,477	113,050	112,564	126,329	68,690	67,330	85,899	88,219
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.37	$12.16	$15.82	$17.86	$18.88
Value at end of period					$10.37	$12.16	$15.82	$17.86	$18.88	$19.50
Number of accumulation units outstanding at end of period					337,470	316,481	159,422	225,547	400,133	361,981
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.41	$9.21	$6.39	$7.15	$8.48	$8.72	$9.94	$12.93	$14.14	$13.42
Value at end of period	$9.21	$6.39	$7.15	$8.48	$8.72	$9.94	$12.93	$14.14	$13.42	$15.19
Number of accumulation units outstanding at end of period	176,116	95,175	237,202	268,240	1,626,528	1,566,028	1,693,575	1,610,458	2,230,276	2,143,079
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.33	$15.40	$9.54	$13.41	$17.37	$17.17	$19.47	$25.53	$27.61	$27.58
Value at end of period	$15.40	$9.54	$13.41	$17.37	$17.17	$19.47	$25.53	$27.61	$27.58	$29.39
Number of accumulation units outstanding at end of period	28,995	22,955	34,192	41,176	47,277	45,949	196,458	783,292	1,028,533	981,388
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.84	$11.34	$7.38	$9.12	$10.53	$10.01	$10.99	$14.26	$16.34	$16.18
Value at end of period	$11.34	$7.38	$9.12	$10.53	$10.01	$10.99	$14.26	$16.34	$16.18	$17.49
Number of accumulation units outstanding at end of period	122,855	208,049	267,102	575,912	627,131	625,222	625,072	7,412	10,502	4,407
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.58	$14.10	$14.60	$16.61	$21.78	$24.48	$26.17
Value at end of period			$12.58	$14.10	$14.60	$16.61	$21.78	$24.48	$26.17	$27.71
Number of accumulation units outstanding at end of period			4,704	3,631	12,223	23,189	3,047	4,113	27,382	20,402
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.11	$8.18	$9.11	$9.29	$10.66	$13.99	$15.69	$15.92
Value at end of period			$8.18	$9.11	$9.29	$10.66	$13.99	$15.69	$15.92	$17.55
Number of accumulation units outstanding at end of period			29,473	25,899	28,818	31,091	14,550	15,358	79,998	71,934
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.87	$13.11	$13.10	$15.09	$19.71	$21.97	$21.01
Value at end of period			$11.87	$13.11	$13.10	$15.09	$19.71	$21.97	$21.01	$24.07
Number of accumulation units outstanding at end of period			4,201	4,431	3,591	5,269	2,041	3,203	6,394	7,260
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.87	$16.09	$15.63	$17.94	$24.05	$26.54	$26.16
Value at end of period			$12.87	$16.09	$15.63	$17.94	$24.05	$26.54	$26.16	$27.76
Number of accumulation units outstanding at end of period			9,673	9,413	11,864	11,368	1,362	687	4,405	5,636
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.57	$8.27	$10.28	$10.03	$11.66	$15.54	$17.40	$16.80
Value at end of period			$8.27	$10.28	$10.03	$11.66	$15.54	$17.40	$16.80	$18.93
Number of accumulation units outstanding at end of period			211	1,511	1,901	2,519	5,836	11,206	37,345	40,137

CFI 119

Condensed Financial Information (continued)

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	$6.98	$10.03	
Value at end of period	$19.89	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02	$8.77	$6.98	
Number of accumulation units outstanding at end of period	27,937	35,690	10,296	11,920	3,658	3,857	18,072	1,951	1,494	

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$18.32	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54	$10.04	$9.18
Value at end of period	$20.64	$18.32	$18.60	$17.73	$12.83	$11.21	$11.19	$8.51	$6.54	$10.04
Number of accumulation units outstanding at end of period	292,278	293,251	291,441	286,262	282,667	256,032	216,613	137,214	101,610	56,833

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$34.90	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16	$20.67	$19.65
Value at end of period	$43.17	$34.90	$35.41	$33.45	$24.44	$21.48	$22.17	$17.94	$14.16	$20.67
Number of accumulation units outstanding at end of period	85,426	90,129	30,855	41,277	100,582	118,260	126,681	125,383	57,445	16,853

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$15.44	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37	$12.74	$12.25
Value at end of period	$16.24	$15.44	$15.55	$14.82	$12.83	$11.38	$11.82	$10.46	$8.37	$12.74
Number of accumulation units outstanding at end of period	166,636	218,892	28,568	39,613	201,010	246,227	231,501	151,115	11,054	23,517

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$16.10	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25	$13.18	$12.60
Value at end of period	$17.00	$16.10	$16.29	$15.51	$12.97	$11.35	$11.97	$10.52	$8.25	$13.18
Number of accumulation units outstanding at end of period	40,937	62,209	37,486	42,652	234,612	233,305	186,691	140,234	10,473	15,911

VOYA SOLUTION 2045 PORTFOLIO (CLASS S)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$16.49	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13	$13.60	$12.94
Value at end of period	$17.44	$16.49	$16.76	$15.90	$12.97	$11.30	$11.99	$10.48	$8.13	$13.60
Number of accumulation units outstanding at end of period	38,869	34,369	21,490	75,375	207,228	190,326	152,792	112,069	12,259	7,940

VOYA SOLUTION 2055 PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2010)

	2016	2015	2014	2013	2012	2011	2010
Value at beginning of period	$15.97	$16.21	$15.36	$12.51	$10.90	$11.57	$9.91
Value at end of period	$16.89	$15.97	$16.21	$15.36	$12.51	$10.90	$11.57
Number of accumulation units outstanding at end of period	14,378	10,950	5,732	5,361	15,976	5,474	3,092

VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2013)

	2016	2015	2014	2013
Value at beginning of period	$12.62	$12.76	$12.08	$11.18
Value at end of period	$13.33	$12.62	$12.76	$12.08
Number of accumulation units outstanding at end of period	58	37	0	91

VOYA SOLUTION INCOME PORTFOLIO (CLASS S)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$14.63	$14.71	$14.00	$13.17	$12.08	$12.11	$11.12	$9.55	$11.54	$11.03
Value at end of period	$15.18	$14.63	$14.71	$14.00	$13.17	$12.08	$12.11	$11.12	$9.55	$11.54
Number of accumulation units outstanding at end of period	83,046	121,903	1,443	6,797	36,422	32,990	34,806	14,482	5,294	227

VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)
(Funds were first received in this option during December 2008)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
Value at beginning of period	$12.56	$12.69	$12.09	$11.11	$9.99	$10.12	$9.16	$7.67	$7.49
Value at end of period	$13.21	$12.56	$12.69	$12.09	$11.11	$9.99	$10.12	$9.16	$7.67
Number of accumulation units outstanding at end of period	7,068	13,100	12,697	14,848	14,240	15,744	5,360	184	42

VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$18.82	$18.98	$17.92	$16.09	$14.42	$14.26	$12.92	$11.03	$14.53	$13.82
Value at end of period	$19.77	$18.82	$18.98	$17.92	$16.09	$14.42	$14.26	$12.92	$11.03	$14.53
Number of accumulation units outstanding at end of period	40,789	41,182	14,118	14,609	15,338	13,155	13,344	10,350	948	2,107

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$16.90	$17.22	$16.26	$13.37	$11.70	$12.13	$10.80	$8.68	$13.67	$13.10
Value at end of period	$17.95	$16.90	$17.22	$16.26	$13.37	$11.70	$12.13	$10.80	$8.68	$13.67
Number of accumulation units outstanding at end of period	63,764	58,275	15,775	17,299	70,250	69,784	72,964	42,306	34,645	27,840

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.26	$13.90	$9.60	$11.62	$12.93	$12.78	$14.42	$16.70	$17.71	$17.49
Value at end of period	$13.90	$9.60	$11.62	$12.93	$12.78	$14.42	$16.70	$17.71	$17.49	$18.53
Number of accumulation units outstanding at end of period	35,711	25,795	83,557	103,272	108,783	105,922	38,808	37,293	70,426	66,569
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.93	$10.23	$10.76	$11.34	$12.08	$12.46	$12.07	$12.68	$12.62
Value at end of period		$10.23	$10.76	$11.34	$12.08	$12.46	$12.07	$12.68	$12.62	$12.83
Number of accumulation units outstanding at end of period		6	1,919	3,488	2,661	2,357	8,959	1,157	40,199	28,180
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$7.96	$10.75	$12.26	$12.40	$14.26	$18.71	$21.08	$21.17
Value at end of period			$10.75	$12.26	$12.40	$14.26	$18.71	$21.08	$21.17	$23.49
Number of accumulation units outstanding at end of period			386	1,060	1,804	1,793	2,421	2,910	3,312	3,700
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.19	$15.61	$11.39	$15.36	$18.62	$17.91	$20.71	$27.02	$30.20	$29.48
Value at end of period	$15.61	$11.39	$15.36	$18.62	$17.91	$20.71	$27.02	$30.20	$29.48	$36.34
Number of accumulation units outstanding at end of period	9,116	13,474	26,094	29,483	30,904	33,865	7,582	39,199	48,663	62,126
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$18.93	$11.05	$14.84	$18.65	$18.94	$22.52	$31.06	$32.20	$30.38
Value at end of period	$18.93	$11.05	$14.84	$18.65	$18.94	$22.52	$31.06	$32.20	$30.38	$31.80
Number of accumulation units outstanding at end of period	50,885	38,438	73,234	73,132	64,831	61,499	20,117	18,454	126,745	116,788
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.92	$10.31	$9.72	$12.17	$12.57	$14.25	$13.95
Value at end of period		$6.71	$8.92	$10.31	$9.72	$12.17	$12.57	$14.25	$13.95	$13.99
Number of accumulation units outstanding at end of period		10,412	33,812	40,646	36,013	35,574	8,261	7,379	126,515	117,816
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.35	$10.09	$6.16	$8.32	$10.58	$11.51	$13.22	$13.40	$17.29	$17.68
Value at end of period	$10.09	$6.16	$8.32	$10.58	$11.51	$13.22	$13.40	$17.29	$17.68	$18.32
Number of accumulation units outstanding at end of period	9,711	17,158	54,608	80,004	68,245	81,864	34,373	29,524	259,802	240,904
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$21.80	$13.16	$17.21	$19.16	$18.14	$20.24	$27.09	$30.37	$31.07
Value at end of period	$21.80	$13.16	$17.21	$19.16	$18.14	$20.24	$27.09	$30.37	$31.07	$33.46
Number of accumulation units outstanding at end of period	8,549	1,456	26,069	35,853	28,684	26,243	2,321	2,342	30,285	23,786
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.11	$10.34	$6.77	$8.39	$10.44	$10.10	$11.46	$15.93	$16.51	$15.92
Value at end of period	$10.34	$6.77	$8.39	$10.44	$10.10	$11.46	$15.93	$16.51	$15.92	$19.57
Number of accumulation units outstanding at end of period	338	272	1,753	2,934	6,929	5,534	1,770	704	6,426	7,376
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.20	$15.01	$9.08	$12.55	$16.01	$14.16	$16.13	$21.80	$22.96	$22.44
Value at end of period	$15.01	$9.08	$12.55	$16.01	$14.16	$16.13	$21.80	$22.96	$22.44	$24.91
Number of accumulation units outstanding at end of period	13	8,082	48,241	66,779	55,983	30,554	15,220	11,719	72,449	63,786
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.75	$14.32	$9.04	$11.54	$13.20	$12.84	$15.14	$20.30	$22.01	$20.56
Value at end of period	$14.32	$9.04	$11.54	$13.20	$12.84	$15.14	$20.30	$22.01	$20.56	$24.07
Number of accumulation units outstanding at end of period	19,545	150,798	205,955	208,757	203,816	109,809	76,416	72,069	158,954	148,884
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.03	$12.72	$9.42	$11.48	$13.18	$12.95	$14.51	$18.01	$19.50	$18.45
Value at end of period	$12.72	$9.42	$11.48	$13.18	$12.95	$14.51	$18.01	$19.50	$18.45	$21.13
Number of accumulation units outstanding at end of period	345,350	685,885	929,226	1,122,959	1,198,021	1,081,930	919,410	948,283	1,118,419	1,002,541

CFI 121

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.78	$13.02	$8.77	$10.80	$12.07	$11.73	$13.35	$17.76	$19.43	$18.74
Value at end of period	$13.02	$8.77	$10.80	$12.07	$11.73	$13.35	$17.76	$19.43	$18.74	$22.33
Number of accumulation units outstanding at end of period	16,797	26,602	51,881	55,638	66,794	57,994	26,445	14,128	44,702	39,423
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.16	$24.98	$12.10	$20.62	$24.64	$20.01	$23.68	$22.17	$22.23	$18.60
Value at end of period	$24.98	$12.10	$20.62	$24.64	$20.01	$23.68	$22.17	$22.23	$18.60	$20.87
Number of accumulation units outstanding at end of period	22,113	29,379	78,429	64,484	45,097	40,303	10,823	9,799	19,528	20,747
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.78	$18.08	$12.03	$15.01	$18.34	$18.56	$22.13	$28.92	$33.04	$31.83
Value at end of period	$18.08	$12.03	$15.01	$18.34	$18.56	$22.13	$28.92	$33.04	$31.83	$36.27
Number of accumulation units outstanding at end of period	11,100	13,796	29,059	32,930	33,747	42,721	13,464	10,110	121,352	122,312
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$12.83	$8.93	$11.30	$14.23	$13.95	$16.45	$22.70	$24.44	$23.39
Value at end of period	$12.83	$8.93	$11.30	$14.23	$13.95	$16.45	$22.70	$24.44	$23.39	$28.26
Number of accumulation units outstanding at end of period	394	2,584	14,167	15,759	21,858	21,178	9,849	5,637	50,610	49,675
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.20	$14.54	$8.62	$11.95	$14.25	$13.01	$15.73	$19.86	$20.19	$20.21
Value at end of period	$14.54	$8.62	$11.95	$14.25	$13.01	$15.73	$19.86	$20.19	$20.21	$20.12
Number of accumulation units outstanding at end of period	380,065	935,361	1,476,236	1,528,825	1,543,017	1,352,291	876,309	804,341	1,169,582	1,089,250
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.62	$11.20	$7.86	$13.04	$15.42	$15.21	$17.56	$19.59	$19.54	$18.51
Value at end of period	$11.20	$7.86	$13.04	$15.42	$15.21	$17.56	$19.59	$19.54	$18.51	$21.02
Number of accumulation units outstanding at end of period	370	2,870	21,994	29,775	27,820	25,781	7,968	18,068	69,074	44,167
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.50	$12.97	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03	$23.03
Value at end of period	$12.97	$9.34	$12.36	$14.01	$14.32	$16.29	$19.77	$22.03	$23.03	$24.72
Number of accumulation units outstanding at end of period	17,163	43,204	203,923	239,156	238,971	223,936	255,323	166,593	2,978,908	3,030,474
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.09	$13.95	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53	$23.85
Value at end of period	$13.95	$7.69	$11.19	$14.64	$14.00	$15.77	$21.18	$23.53	$23.85	$25.46
Number of accumulation units outstanding at end of period	53,237	519,115	954,280	999,962	967,968	693,711	339,627	314,568	374,015	343,809
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.14	$18.57	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55	$24.56
Value at end of period	$18.57	$11.87	$14.74	$16.83	$16.57	$19.30	$24.87	$26.55	$24.56	$28.98
Number of accumulation units outstanding at end of period	14,502	11,779	65,316	63,972	67,043	46,643	15,351	11,404	20,636	20,142
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.30	$16.70	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44	$30.21
Value at end of period	$16.70	$9.59	$13.62	$15.81	$15.55	$18.36	$25.41	$27.44	$30.21	$30.46
Number of accumulation units outstanding at end of period	157,029	176,700	379,512	393,800	398,657	319,364	115,405	105,449	186,996	168,229
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.38	$18.42	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38	$16.12
Value at end of period	$18.42	$9.24	$12.63	$14.28	$12.44	$14.67	$16.67	$16.38	$16.12	$16.32
Number of accumulation units outstanding at end of period	6,125	12,132	19,594	22,442	14,397	13,358	1,752	1,100	2,025	3,668
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27	$9.86
Value at end of period		$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27	$9.86	$9.98
Number of accumulation units outstanding at end of period		504,315	628,074	754,143	814,704	728,594	637,147	632,073	667,281	627,330

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.43	$13.53	$14.01	$10.80	$8.92	$9.53	$8.90	$6.77	$11.30	$11.10
Value at end of period	$13.69	$12.43	$13.53	$14.01	$10.80	$8.92	$9.53	$8.90	$6.77	$11.30
Number of accumulation units outstanding at end of period	12,897	13,150	3,785	4,856	26,489	17,059	13,638	13,017	2,178	1,938
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.35	$12.42	$13.08	$10.76	$8.91	$10.50	$8.46	$5.69	$10.52	$10.83
Value at end of period	$12.10	$12.35	$12.42	$13.08	$10.76	$8.91	$10.50	$8.46	$5.69	$10.52
Number of accumulation units outstanding at end of period	192,754	237,613	5,372	5,099	5,562	8,551	10,341	7,389	1,375	853
WANGER SELECT										
Value at beginning of period	$22.43	$22.52	$21.97	$16.43	$13.96	$17.07	$13.58	$8.22	$16.25	$14.95
Value at end of period	$25.26	$22.43	$22.52	$21.97	$16.43	$13.96	$17.07	$13.58	$8.22	$16.25
Number of accumulation units outstanding at end of period	169,831	189,386	30,440	780,819	846,389	815,582	788,983	559,973	318,946	158,868
WANGER USA										
Value at beginning of period	$23.36	$23.66	$22.72	$17.10	$14.34	$14.96	$12.20	$8.64	$14.41	$13.77
Value at end of period	$26.38	$23.36	$23.66	$22.72	$17.10	$14.34	$14.96	$12.20	$8.64	$14.41
Number of accumulation units outstanding at end of period	97,889	104,390	24,717	25,054	90,317	116,294	130,643	93,492	29,736	9,575
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$20.34	$20.52	$18.58	$14.18	$12.69	$11.94	$10.61	$8.97	$13.51	$13.08
Value at end of period	$22.91	$20.34	$20.52	$18.58	$14.18	$12.69	$11.94	$10.61	$8.97	$13.51
Number of accumulation units outstanding at end of period	127,801	138,564	20,155	31,884	179,541	217,067	197,389	177,188	40,223	22,702
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$36.57	$38.56	$36.15	$26.35	$23.38	$24.05	$19.75	$15.30	$22.57	$24.72
Value at end of period	$46.82	$36.57	$38.56	$36.15	$26.35	$23.38	$24.05	$19.75	$15.30	$22.57
Number of accumulation units outstanding at end of period	71,685	76,975	1,706	2,213	49,869	50,866	50,018	45,701	2,998	5,107

TABLE 16

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.51	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00	$10.85		
Value at end of period	$21.79	$21.51	$21.14	$20.32	$15.19	$13.31	$14.14	$13.00		
Number of accumulation units outstanding at end of period	1,781	3,182	5,709	7,315	2,973	2,569	826	58		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.33	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65	$8.05		
Value at end of period	$17.45	$16.33	$16.52	$14.59	$11.96	$10.83	$11.11	$9.65		
Number of accumulation units outstanding at end of period	40,946	38,129	40,651	35,240	9,467	8,888	4,041	1,211		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.44	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94	$8.43		
Value at end of period	$17.85	$16.44	$17.04	$15.73	$12.21	$11.21	$11.08	$9.94		
Number of accumulation units outstanding at end of period	60,200	64,525	99,851	87,390	43,698	36,413	1,702	1,653		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$10.21	$10.73	$11.24	$12.62	$13.37	$12.06	$12.30	$11.95
Value at end of period			$10.73	$11.24	$12.62	$13.37	$12.06	$12.30	$11.95	$12.43
Number of accumulation units outstanding at end of period			10	8,014	16,893	22,115	64,492	58,033	34,339	30,127
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$9.92	$9.33
Value at end of period									$9.33	$9.90
Number of accumulation units outstanding at end of period									1,940	18,004
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$13.50	$17.33	$15.25	$18.22	$26.18	$28.85	$27.47
Value at end of period				$17.33	$15.25	$18.22	$26.18	$28.85	$27.47	$31.53
Number of accumulation units outstanding at end of period				373	1,274	1,950	4,235	4,081	1,951	2,156
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.44	$5.78	$8.03	$8.44	$7.78	$9.68	$12.04	$11.84	$11.30
Value at end of period		$5.78	$8.03	$8.44	$7.78	$9.68	$12.04	$11.84	$11.30	$10.14
Number of accumulation units outstanding at end of period		431	461	2,252	3,073	10,503	36,067	55,868	47,665	36,320
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.76	$10.91	$12.61	$18.10	$19.72	$17.55
Value at end of period					$10.91	$12.61	$18.10	$19.72	$17.55	$21.63
Number of accumulation units outstanding at end of period					2,087	2,126	4,911	11,565	6,270	3,572
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$9.27	$9.17
Value at end of period									$9.17	$10.50
Number of accumulation units outstanding at end of period									1,629	17,575
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.17	$10.09
Value at end of period									$10.09	$9.42
Number of accumulation units outstanding at end of period									47,076	50,904
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$11.95	$12.64	$15.78	$15.58	$17.51	$23.17	$24.49	$22.64
Value at end of period			$12.64	$15.78	$15.58	$17.51	$23.17	$24.49	$22.64	$27.50
Number of accumulation units outstanding at end of period			13	1,150	3,539	3,958	26,936	26,970	22,547	30,869
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.35	$13.62	$9.29	$11.55	$12.86	$13.36	$14.66	$17.17	$18.69	$18.15
Value at end of period	$13.62	$9.29	$11.55	$12.86	$13.36	$14.66	$17.17	$18.69	$18.15	$19.44
Number of accumulation units outstanding at end of period	97,790	86,795	78,696	47,040	46,603	46,684	46,288	43,298	44,630	38,305
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.20	$9.49	$10.91	$11.16	$14.43	$15.05
Value at end of period					$9.49	$10.91	$11.16	$14.43	$15.05	$15.78
Number of accumulation units outstanding at end of period					1,368	2,260	6,025	8,413	13,599	16,531

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.97	$6.19	$7.83	$9.04	$8.52	$9.73	$12.64	$14.03	$13.62
Value at end of period		$6.19	$7.83	$9.04	$8.52	$9.73	$12.64	$14.03	$13.62	$15.53
Number of accumulation units outstanding at end of period		13	2,079	3,916	9,477	5,765	21,388	16,034	10,222	8,085
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.87	$6.10	$8.01	$9.78	$9.30	$10.75	$14.43	$16.05	$15.12
Value at end of period		$6.10	$8.01	$9.78	$9.30	$10.75	$14.43	$16.05	$15.12	$17.10
Number of accumulation units outstanding at end of period		17	430	154	3,011	4,342	11,656	27,705	13,850	10,201
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period							$11.47	$12.08	$12.64	$11.74
Value at end of period							$12.08	$12.64	$11.74	$15.28
Number of accumulation units outstanding at end of period							391	1,446	2,137	7,834
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.71	$19.73	$11.65	$16.09	$17.48	$14.99	$17.75	$21.18	$20.48	$20.17
Value at end of period	$19.73	$11.65	$16.09	$17.48	$14.99	$17.75	$21.18	$20.48	$20.17	$20.16
Number of accumulation units outstanding at end of period	278,450	297,411	328,320	139,279	193,133	174,829	582,421	612,264	555,166	551,634
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.38	$22.63	$12.92	$17.41	$20.26	$19.61	$22.67	$29.56	$32.86	$32.85
Value at end of period	$22.63	$12.92	$17.41	$20.26	$19.61	$22.67	$29.56	$32.86	$32.85	$35.23
Number of accumulation units outstanding at end of period	941,729	797,105	759,567	418,695	550,952	601,182	1,134,588	1,064,966	799,804	716,321
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.84	$15.97	$9.09	$11.76	$13.45	$13.48	$15.70	$19.98	$21.58	$20.58
Value at end of period	$15.97	$9.09	$11.76	$13.45	$13.48	$15.70	$19.98	$21.58	$20.58	$24.11
Number of accumulation units outstanding at end of period	434,592	343,187	302,711	194,844	216,540	243,651	288,526	257,596	138,209	128,683
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.56	$15.84	$8.31	$10.59	$13.05	$12.99	$14.79	$20.03	$22.14	$23.56
Value at end of period	$15.84	$8.31	$10.59	$13.05	$12.99	$14.79	$20.03	$22.14	$23.56	$23.58
Number of accumulation units outstanding at end of period	526,777	393,530	290,339	194,985	275,318	321,546	529,118	512,830	448,261	428,275
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.81	$17.25	$9.62	$12.09	$13.58	$11.17	$13.40	$17.35	$15.84	$16.30
Value at end of period	$17.25	$9.62	$12.09	$13.58	$11.17	$13.40	$17.35	$15.84	$16.30	$15.37
Number of accumulation units outstanding at end of period	54,406	41,798	35,798	37,223	39,609	54,765	36,551	35,044	38,858	36,961
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.81	$18.23	$12.13	$15.55	$19.80	$18.93	$22.25	$30.10	$30.06	$27.65
Value at end of period	$18.23	$12.13	$15.55	$19.80	$18.93	$22.25	$30.10	$30.06	$27.65	$35.74
Number of accumulation units outstanding at end of period	73,488	54,529	51,356	38,003	51,041	58,425	99,022	98,457	63,403	61,425
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.21	$6.12	$8.10	$9.17	$8.93	$10.39	$13.57	$14.67	$15.06
Value at end of period		$6.12	$8.10	$9.17	$8.93	$10.39	$13.57	$14.67	$15.06	$16.82
Number of accumulation units outstanding at end of period		10,065	22,733	13,970	89,927	96,885	218,233	218,926	166,579	168,944
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.00	$12.31	$13.75	$12.80	$14.03	$18.00	$18.68	$17.75
Value at end of period			$12.31	$13.75	$12.80	$14.03	$18.00	$18.68	$17.75	$19.74
Number of accumulation units outstanding at end of period			56	1,819	5,341	6,208	10,988	12,013	9,256	8,884

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.18	$36.08	$50.21	$54.06	$56.38
Value at end of period						$36.08	$50.21	$54.06	$56.38	$57.25
Number of accumulation units outstanding at end of period						9,497	15,616	14,190	12,145	10,041
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.39	$11.15	$7.73	$9.85	$10.72	$10.64	$12.03	$15.44	$16.58	$15.52
Value at end of period	$11.15	$7.73	$9.85	$10.72	$10.64	$12.03	$15.44	$16.58	$15.52	$16.99
Number of accumulation units outstanding at end of period	93,939	62,975	41,661	35,048	49,666	44,297	67,827	60,284	49,965	44,893
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$11.48	$10.46
Value at end of period									$10.46	$10.56
Number of accumulation units outstanding at end of period									3,526	7,688
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.23	$20.01	$16.73	$20.91	$22.50	$22.71	$25.63	$30.58	$32.95	$32.92
Value at end of period	$20.01	$16.73	$20.91	$22.50	$22.71	$25.63	$30.58	$32.95	$32.92	$34.19
Number of accumulation units outstanding at end of period	747	120	143	1	7	9	1	1	1	1
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.99	$19.37	$10.83	$15.57	$19.46	$19.05	$22.19	$29.17	$32.59	$33.67
Value at end of period	$19.37	$10.83	$15.57	$19.46	$19.05	$22.19	$29.17	$32.59	$33.67	$37.56
Number of accumulation units outstanding at end of period	1,368	1,027	943	818	728	730	719	720	719	1
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.90	$15.84	$16.68	$18.75	$20.10	$21.31	$22.92	$22.73	$23.69	$23.58
Value at end of period	$15.84	$16.68	$18.75	$20.10	$21.31	$22.92	$22.73	$23.69	$23.58	$23.99
Number of accumulation units outstanding at end of period	595	605	602	537	768	594	604	589	473	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.59	$13.70	$7.53	$10.30	$11.85	$10.15	$12.10	$15.43	$16.46	$15.97
Value at end of period	$13.70	$7.53	$10.30	$11.85	$10.15	$12.10	$15.43	$16.46	$15.97	$16.19
Number of accumulation units outstanding at end of period	1,335	1,086	1,045	916	946	978	1,002	1,012	1,012	31
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.01	$13.72	$8.22	$11.12	$12.65	$11.90	$14.01	$18.13	$20.34	$21.28
Value at end of period	$13.72	$8.22	$11.12	$12.65	$11.90	$14.01	$18.13	$20.34	$21.28	$21.24
Number of accumulation units outstanding at end of period	1,056	1,142	971	1,000	964	995	1,004	1,013	1,013	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$6.63	$7.18	$9.16	$11.35	$11.06	$12.75	$17.17	$17.91	$17.15
Value at end of period		$7.18	$9.16	$11.35	$11.06	$12.75	$17.17	$17.91	$17.15	$21.48
Number of accumulation units outstanding at end of period		7	369	1,196	3,755	4,114	21,431	21,476	24,675	27,864
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.33	$15.31	$9.22	$11.60	$14.44	$13.77	$15.66	$20.26	$22.44	$21.44
Value at end of period	$15.31	$9.22	$11.60	$14.44	$13.77	$15.66	$20.26	$22.44	$21.44	$24.78
Number of accumulation units outstanding at end of period	103,690	59,386	51,979	44,088	84,098	95,061	262,255	247,358	201,824	181,660
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period										$10.12
Value at end of period										$10.11
Number of accumulation units outstanding at end of period										4,887

CFI 126

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS) (Funds were first received in this option during May 2013)										
Value at beginning of period							$9.92	$9.74	$10.24	$10.16
Value at end of period							$9.74	$10.24	$10.16	$10.33
Number of accumulation units outstanding at end of period							4,299	30,788	77,465	71,538
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.73	$11.44	$6.94	$8.98	$10.93	$10.52	$11.58	$15.86	$17.37	$17.15
Value at end of period	$11.44	$6.94	$8.98	$10.93	$10.52	$11.58	$15.86	$17.37	$17.15	$18.72
Number of accumulation units outstanding at end of period	1,589	3,092	5,321	19,524	9,711	11,098	33,339	35,372	15,906	16,367
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.94	$17.20	$10.61	$14.49	$16.22	$14.87	$17.84	$22.46	$23.01	$24.06
Value at end of period	$17.20	$10.61	$14.49	$16.22	$14.87	$17.84	$22.46	$23.01	$24.06	$24.33
Number of accumulation units outstanding at end of period	33,478	30,287	29,281	25,351	27,032	27,673	98,957	104,168	100,322	102,183
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.43	$68.35	$35.28	$63.66	$80.28	$65.29	$78.35	$84.30	$79.69	$68.01
Value at end of period	$68.35	$35.28	$63.66	$80.28	$65.29	$78.35	$84.30	$79.69	$68.01	$72.19
Number of accumulation units outstanding at end of period	92,334	87,308	91,719	41,715	55,322	53,401	124,772	123,663	100,556	95,576
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.80	$26.19	$15.55	$21.59	$24.86	$22.64	$27.26	$34.47	$35.01	$36.14
Value at end of period	$26.19	$15.55	$21.59	$24.86	$22.64	$27.26	$34.47	$35.01	$36.14	$35.91
Number of accumulation units outstanding at end of period	3,477	3,312	3,320	3,210	3,169	3,186	3,049	2,935	2,935	2,661
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$15.82	$17.23	$14.68	$17.32	$19.77	$19.80	$22.33	$22.14	$22.61	$21.95
Value at end of period	$17.23	$14.68	$17.32	$19.77	$19.80	$22.33	$22.14	$22.61	$21.95	$23.22
Number of accumulation units outstanding at end of period	3,648	3,648	3,648	3,607	3,613	3,615	3,429	3,282	3,282	3,282
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.44	$13.18	$8.14	$11.09	$13.59	$13.19	$15.46	$21.65	$24.06	$22.48
Value at end of period	$13.18	$8.14	$11.09	$13.59	$13.19	$15.46	$21.65	$24.06	$22.48	$26.36
Number of accumulation units outstanding at end of period	5,173	6,550	5,506	5,766	10,229	8,596	19,033	16,609	19,954	17,158
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.45	$13.53	$9.31	$11.22	$12.46	$12.15	$13.43	$15.51	$16.63	$16.43
Value at end of period	$13.53	$9.31	$11.22	$12.46	$12.15	$13.43	$15.51	$16.63	$16.43	$17.27
Number of accumulation units outstanding at end of period	235,814	244,187	276,306	15,643	40,604	43,012	105,603	108,765	77,560	80,862
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during August 2015)										
Value at beginning of period									$6.16	$5.44
Value at end of period									$5.44	$6.17
Number of accumulation units outstanding at end of period									589	1,216
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.99	$12.06	$11.13	$13.08	$14.04	$15.57	$16.82	$15.16	$15.52	$14.99
Value at end of period	$12.06	$11.13	$13.08	$14.04	$15.57	$16.82	$15.16	$15.52	$14.99	$15.66
Number of accumulation units outstanding at end of period	40,896	65,949	66,791	73,349	138,385	140,080	195,870	173,186	124,960	99,288
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during May 2007)										
Value at beginning of period	$10.35	$12.78	$5.30	$9.20	$10.58	$8.05	$8.95	$8.71	$7.57	$6.36
Value at end of period	$12.78	$5.30	$9.20	$10.58	$8.05	$8.95	$8.71	$7.57	$6.36	$6.71
Number of accumulation units outstanding at end of period	29,479	10,358	17,409	12,172	21,191	31,760	93,433	81,463	66,103	72,040

CFI 127

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.65	$12.25	$7.85	$12.52	$14.67	$14.33	$16.51	$18.37	$18.26	$17.42
Value at end of period	$12.25	$7.85	$12.52	$14.67	$14.33	$16.51	$18.37	$18.26	$17.42	$19.76
Number of accumulation units outstanding at end of period	24,388	16,192	11,165	11,512	44,951	47,279	66,757	73,870	53,253	54,077
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.73	$5.47	$8.34	$10.35	$8.81	$10.67	$13.71	$13.86	$14.13
Value at end of period		$5.47	$8.34	$10.35	$8.81	$10.67	$13.71	$13.86	$14.13	$14.84
Number of accumulation units outstanding at end of period		1,353	2,558	5,036	12,153	13,767	34,458	36,258	33,517	24,954
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.94	$9.95
Value at end of period									$9.95	$10.00
Number of accumulation units outstanding at end of period									5,354	7,333
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$18.93	$20.84	$22.00	$25.96	$29.05	$28.16	$32.39	$32.88	$33.16	$31.53
Value at end of period	$20.84	$22.00	$25.96	$29.05	$28.16	$32.39	$32.88	$33.16	$31.53	$33.26
Number of accumulation units outstanding at end of period	45,480	63,946	68,133	61,322	93,201	89,023	252,470	256,966	192,386	173,122
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.99	$8.73	$9.96	$10.60	$11.21	$11.79	$11.47	$12.03	$11.97
Value at end of period		$8.73	$9.96	$10.60	$11.21	$11.79	$11.47	$12.03	$11.97	$12.22
Number of accumulation units outstanding at end of period		762	1,829	4,938	4,494	5,622	20,855	20,793	16,845	11,870
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.56	$14.93	$9.03	$12.07	$13.46	$12.71	$15.22	$20.23	$21.95	$22.96
Value at end of period	$14.93	$9.03	$12.07	$13.46	$12.71	$15.22	$20.23	$21.95	$22.96	$24.72
Number of accumulation units outstanding at end of period	373,683	419,556	430,521	224,794	365,512	294,097	695,983	702,276	540,461	518,921
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$9.82
Value at end of period										$10.38
Number of accumulation units outstanding at end of period										406
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.80	$8.76	$7.65	$3.69	$3.36	$2.45
Value at end of period					$8.76	$7.65	$3.69	$3.36	$2.45	$3.55
Number of accumulation units outstanding at end of period					1,736	4,215	90,235	119,221	124,751	106,767
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.58	$15.28	$10.91	$12.92	$14.64	$14.35	$16.19	$18.76	$19.79	$19.29
Value at end of period	$15.28	$10.91	$12.92	$14.64	$14.35	$16.19	$18.76	$19.79	$19.29	$20.65
Number of accumulation units outstanding at end of period	361,575	291,415	188,224	168,867	258,977	256,600	275,200	252,752	149,494	119,877
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.02	$9.65
Value at end of period									$9.65	$10.71
Number of accumulation units outstanding at end of period									1,065	3,175
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.80	$9.81	$11.85	$13.76	$14.17	$15.04	$14.34	$14.43	$13.58
Value at end of period	$11.80	$9.81	$11.85	$13.76	$14.17	$15.04	$14.34	$14.43	$13.58	$14.34
Number of accumulation units outstanding at end of period	246,557	184,287	145,462	119,205	148,490	196,913	206,612	180,092	132,389	124,032

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.38	$10.03								
Value at end of period	$9.88	$9.38								
Number of accumulation units outstanding at end of period	537,387	579,035								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$9.77	$10.18	$10.00							
Value at end of period	$10.36	$9.77	$10.18							
Number of accumulation units outstanding at end of period	13,205	2,392	3,977							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.91	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47	$13.21	$12.65
Value at end of period	$12.84	$12.91	$13.00	$13.09	$13.18	$13.27	$13.36	$13.42	$13.47	$13.21
Number of accumulation units outstanding at end of period	237,340	256,043	531,800	1,321,649	1,308,727	1,268,414	1,072,504	1,141,077	1,104,773	1,333,041
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.93	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84	$11.04	$10.35
Value at end of period	$17.37	$15.93	$16.27	$14.80	$11.41	$9.92	$10.02	$8.84	$6.84	$11.04
Number of accumulation units outstanding at end of period	608,496	666,821	832,863	969,244	672,282	788,909	545,563	549,968	743,352	1,200,881
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.12	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95	$11.63	$11.38
Value at end of period	$20.62	$18.12	$18.62	$18.54	$17.68	$15.61	$15.05	$13.27	$8.95	$11.63
Number of accumulation units outstanding at end of period	36,891	39,891	45,332	51,492	25,434	22,854	19,877	22,140	19,366	17,645
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.82	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92	$14.31	$13.72
Value at end of period	$22.80	$20.82	$20.79	$18.39	$13.93	$12.26	$12.35	$10.92	$8.92	$14.31
Number of accumulation units outstanding at end of period	686,461	710,505	766,546	788,456	216,436	275,989	226,176	381,827	427,312	449,198
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$40.03	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54	$25.07	$23.93
Value at end of period	$46.97	$40.03	$41.05	$37.73	$28.24	$24.16	$24.61	$20.33	$15.54	$25.07
Number of accumulation units outstanding at end of period	366,604	375,415	381,550	395,740	116,972	114,053	105,531	148,139	158,219	224,125
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.92	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77	$17.84	$19.16
Value at end of period	$35.30	$27.92	$29.05	$27.74	$19.58	$17.54	$17.80	$14.59	$11.77	$17.84
Number of accumulation units outstanding at end of period	175,692	188,709	199,088	207,313	48,397	61,094	62,317	63,494	71,338	123,641
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.45	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58	$16.04	$15.24
Value at end of period	$22.23	$21.45	$21.48	$20.27	$20.44	$18.82	$17.62	$16.15	$14.58	$16.04
Number of accumulation units outstanding at end of period	291,850	298,057	190,604	214,007	116,886	130,162	110,443	367,914	411,319	366,287
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.21	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94	$8.83	
Value at end of period	$9.22	$9.21	$9.35	$10.01	$8.30	$7.04	$8.07	$7.54	$5.94	
Number of accumulation units outstanding at end of period	79,771	68,454	62,373	53,484	24,544	25,924	11,456	14,166	379	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.83	$17.83	$15.80	$12.15	$10.36	$10.32				
Value at end of period	$19.44	$18.83	$17.83	$15.80	$12.15	$10.36				
Number of accumulation units outstanding at end of period	362,998	381,520	448,226	281,849	208,998	230,258				

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.41	$9.20	$6.38	$7.14	$8.46	$8.70	$9.91	$12.88	$14.08	$13.36
Value at end of period	$9.20	$6.38	$7.14	$8.46	$8.70	$9.91	$12.88	$14.08	$13.36	$15.11
Number of accumulation units outstanding at end of period	301,113	169,128	149,889	129,660	353,126	410,518	872,040	931,148	694,769	614,847
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$15.35	$9.51	$13.35	$17.28	$17.08	$19.36	$25.38	$27.43	$27.38
Value at end of period	$15.35	$9.51	$13.35	$17.28	$17.08	$19.36	$25.38	$27.43	$27.38	$29.16
Number of accumulation units outstanding at end of period	9,444	8,901	6,677	5,907	50,269	55,483	138,207	122,812	87,632	88,037
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.33	$7.37	$9.11	$10.50	$9.98	$10.95	$14.21	$16.27	$16.10
Value at end of period	$11.33	$7.37	$9.11	$10.50	$9.98	$10.95	$14.21	$16.27	$16.10	$17.40
Number of accumulation units outstanding at end of period	39,398	8,355	10,548	13,630	14,994	28,102	25,447	17,947	13,802	10,918
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.58	$14.09	$14.58	$16.58	$21.73	$24.41	$26.08
Value at end of period			$12.58	$14.09	$14.58	$16.58	$21.73	$24.41	$26.08	$27.60
Number of accumulation units outstanding at end of period			2,214	3,183	4,496	6,759	22,596	17,778	30,467	48,061
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.18	$6.65	$8.17	$9.10	$9.27	$10.64	$13.95	$15.64	$15.86
Value at end of period		$6.65	$8.17	$9.10	$9.27	$10.64	$13.95	$15.64	$15.86	$17.47
Number of accumulation units outstanding at end of period		175	3,627	2,987	9,022	26,290	79,750	87,807	73,941	86,513
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.87	$13.10	$13.08	$15.06	$19.66	$21.91	$20.94
Value at end of period			$11.87	$13.10	$13.08	$15.06	$19.66	$21.91	$20.94	$23.97
Number of accumulation units outstanding at end of period			404	719	1,868	3,647	15,267	18,005	18,178	21,856
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.86	$16.08	$15.61	$17.91	$23.99	$26.47	$26.07
Value at end of period			$12.86	$16.08	$15.61	$17.91	$23.99	$26.47	$26.07	$27.66
Number of accumulation units outstanding at end of period			5,337	6,058	7,585	8,446	14,237	12,973	14,846	13,906
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.15	$5.94	$8.26	$10.27	$10.01	$11.63	$15.50	$17.35	$16.74
Value at end of period		$5.94	$8.26	$10.27	$10.01	$11.63	$15.50	$17.35	$16.74	$18.85
Number of accumulation units outstanding at end of period		37	961	1,287	1,933	28,337	58,517	86,313	86,841	97,150
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.16	$6.97	$8.77	$11.00	$10.50	$12.10	$16.67	$17.37	$16.46
Value at end of period		$6.97	$8.77	$11.00	$10.50	$12.10	$16.67	$17.37	$16.46	$19.80
Number of accumulation units outstanding at end of period		234	1,129	6,568	7,843	29,309	54,517	69,607	64,780	72,605
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.16	$10.01	$6.51	$8.48	$11.14	$11.15	$12.76	$17.62	$18.48	$18.18
Value at end of period	$10.01	$6.51	$8.48	$11.14	$11.15	$12.76	$17.62	$18.48	$18.18	$20.48
Number of accumulation units outstanding at end of period	8,124	5,512	4,911	10,359	20,726	30,861	59,896	61,893	63,083	69,594
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.56	$20.57	$14.08	$17.84	$22.03	$21.34	$24.26	$33.19	$35.12	$34.60
Value at end of period	$20.57	$14.08	$17.84	$22.03	$21.34	$24.26	$33.19	$35.12	$34.60	$42.77
Number of accumulation units outstanding at end of period	152,271	103,891	94,326	89,391	98,335	83,895	182,709	176,708	170,470	172,810

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.24	$12.72	$8.35	$10.43	$11.79	$11.34	$12.78	$14.76	$15.48	$15.35
Value at end of period	$12.72	$8.35	$10.43	$11.79	$11.34	$12.78	$14.76	$15.48	$15.35	$16.14
Number of accumulation units outstanding at end of period	75,727	166,859	103,007	77,216	109,927	103,163	241,044	250,266	208,258	185,507
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.59	$13.16	$8.23	$10.49	$11.94	$11.31	$12.92	$15.44	$16.21	$16.02
Value at end of period	$13.16	$8.23	$10.49	$11.94	$11.31	$12.92	$15.44	$16.21	$16.02	$16.90
Number of accumulation units outstanding at end of period	71,265	144,871	63,674	66,397	163,242	214,471	273,746	250,026	182,286	168,520
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.93	$13.58	$8.11	$10.46	$11.96	$11.26	$12.92	$15.83	$16.68	$16.41
Value at end of period	$13.58	$8.11	$10.46	$11.96	$11.26	$12.92	$15.83	$16.68	$16.41	$17.34
Number of accumulation units outstanding at end of period	42,156	108,425	82,415	94,420	102,906	148,985	203,644	150,313	137,831	131,690
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.62	$11.56	$10.89	$12.50	$15.33	$16.18	$15.92
Value at end of period				$11.56	$10.89	$12.50	$15.33	$16.18	$15.92	$16.83
Number of accumulation units outstanding at end of period				41	1,607	4,775	22,903	23,424	30,783	37,278
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.12	$6.94	$8.57	$9.59	$9.29	$10.49	$12.04	$12.72	$12.57
Value at end of period		$6.94	$8.57	$9.59	$9.29	$10.49	$12.04	$12.72	$12.57	$13.27
Number of accumulation units outstanding at end of period		5,382	6,279	4,076	3,971	3,906	6,220	5,241	8,146	8,744
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.03	$11.52	$9.53	$11.10	$12.08	$12.03	$13.12	$13.94	$14.64	$14.55
Value at end of period	$11.52	$9.53	$11.10	$12.08	$12.03	$13.12	$13.94	$14.64	$14.55	$15.09
Number of accumulation units outstanding at end of period	3,236	12,606	5,121	7,640	15,551	12,806	14,522	9,555	87,345	83,452
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.34	$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64	$12.51
Value at end of period		$7.66	$9.16	$10.11	$9.97	$11.09	$12.06	$12.64	$12.51	$13.15
Number of accumulation units outstanding at end of period		2,162	6,851	5,530	7,419	6,856	11,340	12,888	16,496	20,064
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$14.46	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83	$18.66
Value at end of period	$14.46	$10.98	$12.85	$14.17	$14.32	$15.97	$17.78	$18.83	$18.66	$19.58
Number of accumulation units outstanding at end of period	55,720	38,507	30,448	22,439	27,255	27,270	48,124	38,647	39,257	20,798
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.04	$13.60	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07	$16.75
Value at end of period	$13.60	$8.64	$10.74	$12.06	$11.62	$13.27	$16.13	$17.07	$16.75	$17.79
Number of accumulation units outstanding at end of period	131,147	114,956	76,887	66,109	75,884	65,723	133,523	122,805	124,212	96,790
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$13.83	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56	$17.34
Value at end of period	$13.83	$9.55	$11.55	$12.85	$12.69	$14.32	$16.57	$17.56	$17.34	$18.36
Number of accumulation units outstanding at end of period	138,468	111,873	84,892	57,253	70,693	54,066	67,438	64,496	83,471	59,329
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.92	$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63	$12.58
Value at end of period		$10.22	$10.75	$11.33	$12.06	$12.44	$12.04	$12.63	$12.58	$12.78
Number of accumulation units outstanding at end of period		9	2,550	9,822	17,353	23,312	24,950	28,150	31,447	31,409
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.15	$15.57	$11.35	$15.30	$18.54	$17.83	$20.60	$26.87	$30.01	$29.28
Value at end of period	$15.57	$11.35	$15.30	$18.54	$17.83	$20.60	$26.87	$30.01	$29.28	$36.07
Number of accumulation units outstanding at end of period	18,907	14,960	4,767	5,971	9,845	9,944	34,280	33,049	32,654	33,738

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$18.87	$11.01	$14.78	$18.57	$18.85	$22.40	$30.88	$32.00	$30.18
Value at end of period	$18.87	$11.01	$14.78	$18.57	$18.85	$22.40	$30.88	$32.00	$30.18	$31.57
Number of accumulation units outstanding at end of period	43,502	31,644	33,021	34,231	49,703	55,359	93,440	86,523	53,945	48,248
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.92	$10.30	$9.70	$12.15	$12.54	$14.20	$13.90
Value at end of period		$6.71	$8.92	$10.30	$9.70	$12.15	$12.54	$14.20	$13.90	$13.93
Number of accumulation units outstanding at end of period		44,813	36,167	27,405	46,097	41,230	94,758	92,973	70,487	68,680
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$10.08	$6.16	$8.31	$10.56	$11.48	$13.17	$13.35	$17.22	$17.60
Value at end of period	$10.08	$6.16	$8.31	$10.56	$11.48	$13.17	$13.35	$17.22	$17.60	$18.22
Number of accumulation units outstanding at end of period	17,287	16,290	18,557	21,428	31,572	36,248	147,603	144,253	119,160	116,194
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.01	$21.73	$13.11	$17.14	$19.07	$18.05	$20.13	$26.93	$30.17	$30.85
Value at end of period	$21.73	$13.11	$17.14	$19.07	$18.05	$20.13	$26.93	$30.17	$30.85	$33.21
Number of accumulation units outstanding at end of period	7,992	6,351	5,872	3,972	4,961	5,900	12,904	13,156	14,005	12,747
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.20	$10.33	$6.76	$8.37	$10.42	$10.07	$11.42	$15.87	$16.44	$15.84
Value at end of period	$10.33	$6.76	$8.37	$10.42	$10.07	$11.42	$15.87	$16.44	$15.84	$19.46
Number of accumulation units outstanding at end of period	4,878	5,249	3,998	4,755	7,240	9,350	11,963	11,420	12,117	8,586
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$14.99	$9.06	$12.52	$15.96	$14.12	$16.07	$21.70	$22.85	$22.32
Value at end of period	$14.99	$9.06	$12.52	$15.96	$14.12	$16.07	$21.70	$22.85	$22.32	$24.77
Number of accumulation units outstanding at end of period	19,145	23,761	27,094	31,423	31,208	29,592	50,927	46,932	41,304	25,019
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.71	$14.28	$9.01	$11.50	$13.14	$12.78	$15.06	$20.18	$21.87	$20.42
Value at end of period	$14.28	$9.01	$11.50	$13.14	$12.78	$15.06	$20.18	$21.87	$20.42	$23.89
Number of accumulation units outstanding at end of period	63,987	46,060	38,133	21,505	31,389	28,121	112,213	107,980	100,894	97,031
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.35	$12.36	$9.66	$11.45	$13.12	$12.89	$14.43	$17.44	$19.38	$18.35
Value at end of period	$12.36	$9.66	$11.45	$13.12	$12.89	$14.43	$17.44	$19.38	$18.35	$21.01
Number of accumulation units outstanding at end of period	445,193	375,079	282,865	233,613	260,079	288,766	397,267	433,743	310,878	288,486
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.77	$13.01	$8.75	$10.77	$12.04	$11.69	$13.30	$17.68	$19.34	$18.64
Value at end of period	$13.01	$8.75	$10.77	$12.04	$11.69	$13.30	$17.68	$19.34	$18.64	$22.20
Number of accumulation units outstanding at end of period	24,646	18,099	16,026	10,102	18,009	27,482	56,304	41,644	38,123	40,429
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.14	$24.95	$12.07	$20.57	$24.57	$19.94	$23.59	$22.08	$22.12	$18.50
Value at end of period	$24.95	$12.07	$20.57	$24.57	$19.94	$23.59	$22.08	$22.12	$18.50	$20.75
Number of accumulation units outstanding at end of period	25,425	12,659	13,226	12,101	18,096	16,674	30,651	28,008	25,552	24,356
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.03	$11.99	$14.96	$18.26	$18.47	$22.01	$28.75	$32.83	$31.61
Value at end of period	$18.03	$11.99	$14.96	$18.26	$18.47	$22.01	$28.75	$32.83	$31.61	$36.00
Number of accumulation units outstanding at end of period	24,470	20,708	18,431	18,252	26,612	38,752	74,177	74,880	50,177	51,077
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$12.82	$8.92	$11.27	$14.19	$13.90	$16.38	$22.61	$24.32	$23.26
Value at end of period	$12.82	$8.92	$11.27	$14.19	$13.90	$16.38	$22.61	$24.32	$23.26	$28.09
Number of accumulation units outstanding at end of period	2,727	1,369	1,201	1,238	2,063	2,378	36,808	46,008	58,917	62,130

CFI 132

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.10	$19.43	$19.75	$15.15	$12.95	$14.19	$11.92	$8.60	$14.51	$14.17
Value at end of period	$20.00	$20.10	$19.43	$19.75	$15.15	$12.95	$14.19	$11.92	$8.60	$14.51
Number of accumulation units outstanding at end of period	508,596	544,842	674,120	742,252	502,601	502,985	443,653	515,307	618,431	851,113
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$18.42	$19.45	$19.52	$17.50	$15.16	$15.38	$13.01	$7.84	$11.19	$10.61
Value at end of period	$20.91	$18.42	$19.45	$19.52	$17.50	$15.16	$15.38	$13.01	$7.84	$11.19
Number of accumulation units outstanding at end of period	28,885	40,979	76,708	52,718	28,529	19,629	8,524	9,066	2,290	2,824
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.91	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49
Value at end of period	$24.58	$22.91	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95
Number of accumulation units outstanding at end of period	1,346,614	1,267,507	1,265,960	1,138,267	213,828	204,331	75,997	109,672	79,771	62,240
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.72	$23.42	$21.58	$15.71	$13.94	$14.58	$11.42	$7.68	$13.92	$12.08
Value at end of period	$25.30	$23.72	$23.42	$21.58	$15.71	$13.94	$14.58	$11.42	$7.68	$13.92
Number of accumulation units outstanding at end of period	218,223	224,041	258,499	295,574	251,521	285,785	236,589	244,911	320,540	427,747
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.41	$26.40	$24.74	$19.21	$16.50	$16.76	$14.69	$11.83	$18.53	$18.11
Value at end of period	$28.79	$24.41	$26.40	$24.69	$19.21	$16.50	$16.76	$14.69	$11.83	$18.53
Number of accumulation units outstanding at end of period	69,742	76,035	82,927	81,912	28,746	38,154	32,718	28,514	29,594	43,509
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.94	$27.21	$25.21	$18.23	$15.44	$15.72	$13.54	$9.54	$16.62	$15.23
Value at end of period	$30.18	$29.94	$27.21	$25.21	$18.23	$15.44	$15.72	$13.54	$9.54	$16.62
Number of accumulation units outstanding at end of period	384,046	405,177	417,752	440,322	148,606	168,572	155,494	215,962	250,548	303,391
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$16.03	$16.30	$16.60	$14.62	$12.40	$14.24	$12.60	$9.22	$18.40	$15.37
Value at end of period	$16.22	$16.03	$16.30	$16.60	$14.62	$12.40	$14.24	$12.60	$9.22	$18.40
Number of accumulation units outstanding at end of period	11,329	12,265	19,067	18,551	9,100	9,507	4,034	5,628	7,282	9,438
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period	$9.82	$10.23	$11.03	$9.24	$7.82	$8.95	$8.28	$6.31	$10.20	
Value at end of period	$9.93	$9.82	$10.23	$11.03	$9.24	$7.82	$8.95	$8.28	$6.31	
Number of accumulation units outstanding at end of period	236,730	250,224	286,732	318,764	212,173	210,242	199,699	227,497	243,351	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.37	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76	$11.29	$11.10
Value at end of period	$13.62	$12.37	$13.48	$13.96	$10.76	$8.90	$9.50	$8.88	$6.76	$11.29
Number of accumulation units outstanding at end of period	13,228	14,481	15,091	12,896	3,754	3,628	2,071	2,600	1,998	1,556
WANGER INTERNATIONAL (Funds were first received in this option during May 2007)										
Value at beginning of period	$12.30	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68	$10.52	$10.05
Value at end of period	$12.04	$12.30	$12.38	$13.04	$10.73	$8.89	$10.48	$8.45	$5.68	$10.52
Number of accumulation units outstanding at end of period	72,696	72,684	66,320	62,585	13,307	13,934	7,376	8,064	6,649	5,410
WANGER SELECT										
Value at beginning of period	$22.30	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20	$16.22	$14.93
Value at end of period	$25.10	$22.30	$22.40	$21.87	$16.36	$13.91	$17.02	$13.54	$8.20	$16.22
Number of accumulation units outstanding at end of period	49,881	57,828	82,153	106,413	49,537	43,282	64,885	66,124	60,884	51,124
WANGER USA										
Value at beginning of period	$23.22	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62	$14.39	$13.75
Value at end of period	$26.22	$23.22	$23.53	$22.61	$17.03	$14.29	$14.91	$12.17	$8.62	$14.39
Number of accumulation units outstanding at end of period	35,090	51,876	54,790	55,315	25,798	26,400	29,556	63,317	45,113	40,191

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.07	$13.48	$8.95	$10.58	$11.90	$12.64	$14.12	$18.49	$20.41	$20.22
Value at end of period	$13.48	$8.95	$10.58	$11.90	$12.64	$14.12	$18.49	$20.41	$20.22	$22.76
Number of accumulation units outstanding at end of period	113,992	86,040	79,484	80,860	145,138	118,459	311,974	328,855	282,951	292,902
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.64	$22.49	$15.24	$19.65	$23.93	$23.25	$26.19	$35.91	$38.28	$36.29
Value at end of period	$22.49	$15.24	$19.65	$23.93	$23.25	$26.19	$35.91	$38.28	$36.29	$46.44
Number of accumulation units outstanding at end of period	38,258	29,936	28,496	21,192	69,375	68,755	105,532	101,758	66,895	61,629

TABLE 17

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$12.14	$13.00	$14.13	$13.29	$15.16	$20.27	$21.08	$21.44
Value at end of period			$13.00	$14.13	$13.29	$15.16	$20.27	$21.08	$21.44	$21.71
Number of accumulation units outstanding at end of period			3,577	4,297	6,117	5,128	7,843	5,567	1,023	1,049
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$7.89	$9.65	$11.10	$10.81	$11.93	$14.55	$16.46	$16.27
Value at end of period			$9.65	$11.10	$10.81	$11.93	$14.55	$16.46	$16.27	$17.38
Number of accumulation units outstanding at end of period			76,424	151,347	231,386	265,380	274,023	286,929	24,916	19,724
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$8.26	$9.94	$11.07	$11.20	$12.18	$15.69	$16.99	$16.38
Value at end of period			$9.94	$11.07	$11.20	$12.18	$15.69	$16.99	$16.38	$17.78
Number of accumulation units outstanding at end of period			251,187	477,897	536,141	672,447	722,425	772,668	21,815	19,671
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$34.80	$36.79	$49.43	$55.06	$51.42
Value at end of period						$36.79	$49.43	$55.06	$51.42	$57.82
Number of accumulation units outstanding at end of period						5	5	5	0	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.18	$10.73	$11.23	$12.60	$13.34	$12.03	$12.26	$11.91
Value at end of period			$10.73	$11.23	$12.60	$13.34	$12.03	$12.26	$11.91	$12.38
Number of accumulation units outstanding at end of period			24,428	80,968	142,894	177,327	117,915	113,309	10,711	11,503
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.95	$9.32
Value at end of period									$9.32	$9.89
Number of accumulation units outstanding at end of period									2,015	2,195

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$14.00	$17.24	$15.17	$18.12	$26.02	$28.65	$27.27
Value at end of period				$17.24	$15.17	$18.12	$26.02	$28.65	$27.27	$31.28
Number of accumulation units outstanding at end of period				1,129	2,131	7,337	33,253	30,091	2,417	1,668
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$4.53	$8.02	$8.43	$7.76	$9.65	$12.00	$11.79	$11.25
Value at end of period			$8.02	$8.43	$7.76	$9.65	$12.00	$11.79	$11.25	$10.09
Number of accumulation units outstanding at end of period			3,232	2,918	3,213	5,587	25,069	30,173	11,906	12,339
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$10.06	$11.75	$10.90	$12.60	$18.07	$19.68	$17.50
Value at end of period				$11.75	$10.90	$12.60	$18.07	$19.68	$17.50	$21.55
Number of accumulation units outstanding at end of period				3,546	5,735	5,915	71,374	116,506	18,472	18,422
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.98	$9.17
Value at end of period									$9.17	$10.49
Number of accumulation units outstanding at end of period									56	92
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.51	$10.09
Value at end of period									$10.09	$9.41
Number of accumulation units outstanding at end of period									2,027	5,872
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$12.52	$15.77	$15.55	$17.48	$23.12	$24.42	$22.56
Value at end of period				$15.77	$15.55	$17.48	$23.12	$24.42	$22.56	$27.39
Number of accumulation units outstanding at end of period				7,031	9,255	8,338	3,964	5,831	1,437	4,422
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.29	$13.55	$9.24	$11.49	$12.78	$13.26	$14.55	$17.04	$18.54	$17.99
Value at end of period	$13.55	$9.24	$11.49	$12.78	$13.26	$14.55	$17.04	$18.54	$17.99	$19.26
Number of accumulation units outstanding at end of period	99,844	63,655	44,680	39,321	38,898	32,880	33,193	27,432	18,231	17,751
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$8.80	$9.49	$10.90	$11.15	$14.40	$15.01
Value at end of period					$9.49	$10.90	$11.15	$14.40	$15.01	$15.74
Number of accumulation units outstanding at end of period					4,235	5,113	1,589	7,804	2,842	3,188
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.95	$6.19	$7.83	$9.03	$8.51	$9.71	$12.61	$13.98	$13.57
Value at end of period		$6.19	$7.83	$9.03	$8.51	$9.71	$12.61	$13.98	$13.57	$15.46
Number of accumulation units outstanding at end of period		14,042	17,563	20,773	32,254	48,861	46,105	46,943	17,118	18,191
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.32	$6.10	$8.01	$9.77	$9.28	$10.73	$14.39	$16.00	$15.06
Value at end of period		$6.10	$8.01	$9.77	$9.28	$10.73	$14.39	$16.00	$15.06	$17.03
Number of accumulation units outstanding at end of period		1,334	1,120	1,954	6,347	9,479	15,361	23,136	5,034	4,519

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period								$12.57	$12.63	$11.73
Value at end of period								$12.63	$11.73	$15.25
Number of accumulation units outstanding at end of period								7,669	91	187
EUROPACIFIC GROWTH FUND (CLASS R-4)										
Value at beginning of period	$16.69	$19.69	$11.62	$16.04	$17.42	$14.94	$17.67	$21.08	$20.37	$20.05
Value at end of period	$19.69	$11.62	$16.04	$17.42	$14.94	$17.67	$21.08	$20.37	$20.05	$20.04
Number of accumulation units outstanding at end of period	92,027	953,034	1,022,503	1,060,345	1,019,992	901,005	873,796	817,397	286,748	304,655
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.30	$22.52	$12.85	$17.31	$20.13	$19.48	$22.51	$29.33	$32.59	$32.56
Value at end of period	$22.52	$12.85	$17.31	$20.13	$19.48	$22.51	$29.33	$32.59	$32.56	$34.90
Number of accumulation units outstanding at end of period	826,574	1,521,977	1,158,332	1,151,653	1,137,377	1,050,981	1,060,903	1,055,352	402,272	390,873
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.77	$15.89	$9.05	$11.69	$13.36	$13.39	$15.59	$19.83	$21.40	$20.40
Value at end of period	$15.89	$9.05	$11.69	$13.36	$13.39	$15.59	$19.83	$21.40	$20.40	$23.89
Number of accumulation units outstanding at end of period	360,973	460,360	280,525	254,136	259,928	178,597	189,653	195,813	47,651	46,753
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.51	$15.76	$8.27	$10.53	$12.97	$12.90	$14.69	$19.87	$21.95	$23.35
Value at end of period	$15.76	$8.27	$10.53	$12.97	$12.90	$14.69	$19.87	$21.95	$23.35	$23.36
Number of accumulation units outstanding at end of period	396,388	639,981	280,771	263,349	241,559	149,595	162,846	165,734	68,796	65,614
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.74	$17.17	$9.57	$12.02	$13.50	$11.10	$13.30	$17.22	$15.71	$16.16
Value at end of period	$17.17	$9.57	$12.02	$13.50	$11.10	$13.30	$17.22	$15.71	$16.16	$15.22
Number of accumulation units outstanding at end of period	73,787	84,326	52,510	55,195	42,893	22,209	37,863	38,466	12,447	11,575
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.76	$18.17	$12.08	$15.49	$19.71	$18.83	$22.12	$29.92	$29.86	$27.45
Value at end of period	$18.17	$12.08	$15.49	$19.71	$18.83	$22.12	$29.92	$29.86	$27.45	$35.47
Number of accumulation units outstanding at end of period	33,243	164,813	136,278	139,851	188,458	113,547	111,018	104,497	23,188	21,729
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.21	$6.12	$8.10	$9.16	$8.92	$10.37	$13.53	$14.62	$15.00
Value at end of period		$6.12	$8.10	$9.16	$8.92	$10.37	$13.53	$14.62	$15.00	$16.74
Number of accumulation units outstanding at end of period		82,595	152,685	203,522	204,466	203,477	212,435	238,499	13,952	14,006
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.15	$12.30	$13.74	$12.79	$14.01	$17.96	$18.63	$17.69
Value at end of period			$12.30	$13.74	$12.79	$14.01	$17.96	$18.63	$17.69	$19.67
Number of accumulation units outstanding at end of period			420	1,250	1,408	1,659	1,030	1,048	1,019	1,091
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.18	$36.06	$50.16	$53.99	$56.27
Value at end of period						$36.06	$50.16	$53.99	$56.27	$57.12
Number of accumulation units outstanding at end of period						10,172	10,921	11,032	3,412	3,079
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.35	$11.10	$7.70	$9.80	$10.66	$10.57	$11.95	$15.33	$16.45	$15.39
Value at end of period	$11.10	$7.70	$9.80	$10.66	$10.57	$11.95	$15.33	$16.45	$15.39	$16.84
Number of accumulation units outstanding at end of period	45,949	96,142	68,830	58,781	50,550	33,916	32,275	31,736	14,292	12,136

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$11.54	$10.45
Value at end of period									$10.45	$10.55
Number of accumulation units outstanding at end of period									2,041	3,418
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period		$19.92	$16.64	$20.79	$22.36	$22.56	$25.44	$30.34	$32.67	$32.63
Value at end of period		$16.64	$20.79	$22.36	$22.56	$25.44	$30.34	$32.67	$32.63	$33.88
Number of accumulation units outstanding at end of period		531	0	0	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$18.84	$10.77	$15.48	$19.34	$18.92	$22.03	$28.94	$32.32	$33.37
Value at end of period		$10.77	$15.48	$19.34	$18.92	$22.03	$28.94	$32.32	$33.37	$37.22
Number of accumulation units outstanding at end of period		187	0	0	0	0	0	0	0	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$15.86	$16.59	$18.64	$19.98	$21.16	$22.76	$22.56	$23.49	$23.37
Value at end of period		$16.59	$18.64	$19.98	$21.16	$22.76	$22.56	$23.49	$23.37	$23.77
Number of accumulation units outstanding at end of period		163	0	0	0	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$13.38	$7.49	$10.24	$11.77	$10.08	$12.01	$15.31	$16.33	$15.83
Value at end of period		$7.49	$10.24	$11.77	$10.08	$12.01	$15.31	$16.33	$15.83	$16.04
Number of accumulation units outstanding at end of period		893	0	0	0	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$10.15	$7.17	$9.15	$11.33	$11.04	$12.72	$17.12	$17.85	$17.08
Value at end of period		$7.17	$9.15	$11.33	$11.04	$12.72	$17.12	$17.85	$17.08	$21.39
Number of accumulation units outstanding at end of period		613	5,763	9,778	25,922	49,309	54,235	54,372	8,212	7,429
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.29	$15.26	$9.19	$11.55	$14.37	$13.69	$15.57	$20.14	$22.29	$21.29
Value at end of period	$15.26	$9.19	$11.55	$14.37	$13.69	$15.57	$20.14	$22.29	$21.29	$24.59
Number of accumulation units outstanding at end of period	35,304	161,695	91,267	76,682	70,963	65,520	61,372	58,633	34,657	33,286
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$9.85	$9.74	$10.23	$10.15
Value at end of period							$9.74	$10.23	$10.15	$10.31
Number of accumulation units outstanding at end of period							71,190	90,405	11,062	22,602
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.73	$11.43	$6.93	$8.97	$10.91	$10.49	$11.54	$15.80	$17.30	$17.07
Value at end of period	$11.43	$6.93	$8.97	$10.91	$10.49	$11.54	$15.80	$17.30	$17.07	$18.62
Number of accumulation units outstanding at end of period	795	12,402	9,317	25,975	22,037	25,138	46,920	33,995	19,620	18,453
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.92	$17.17	$10.59	$14.44	$16.16	$14.82	$17.76	$22.35	$22.89	$23.92
Value at end of period	$17.17	$10.59	$14.44	$16.16	$14.82	$17.76	$22.35	$22.89	$23.92	$24.18
Number of accumulation units outstanding at end of period	17,773	143,930	157,056	182,528	209,691	196,900	228,305	240,003	83,834	84,203
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.26	$68.10	$35.13	$63.36	$79.86	$64.92	$77.87	$83.74	$79.12	$67.49
Value at end of period	$68.10	$35.13	$63.36	$79.86	$64.92	$77.87	$83.74	$79.12	$67.49	$71.60
Number of accumulation units outstanding at end of period	29,447	50,290	23,489	37,414	62,433	89,806	95,148	104,745	16,605	15,242

CFI 137

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.43	$13.17	$8.12	$11.06	$13.55	$13.15	$15.40	$21.55	$23.95	$22.37
Value at end of period	$13.17	$8.12	$11.06	$13.55	$13.15	$15.40	$21.55	$23.95	$22.37	$26.21
Number of accumulation units outstanding at end of period	2,305	17,774	11,765	20,029	26,613	37,454	51,182	58,157	54,922	58,488
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.41	$13.48	$9.27	$11.16	$12.40	$12.08	$13.34	$15.41	$16.52	$16.31
Value at end of period	$13.48	$9.27	$11.16	$12.40	$12.08	$13.34	$15.41	$16.52	$16.31	$17.13
Number of accumulation units outstanding at end of period	40,526	133,781	134,973	125,495	118,829	128,101	124,015	124,988	47,530	51,610
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$7.31	$5.43
Value at end of period									$5.43	$6.17
Number of accumulation units outstanding at end of period									142	172
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.97	$12.04	$11.10	$13.04	$14.00	$15.51	$16.74	$15.09	$15.44	$14.91
Value at end of period	$12.04	$11.10	$13.04	$14.00	$15.51	$16.74	$15.09	$15.44	$14.91	$15.56
Number of accumulation units outstanding at end of period	24,448	226,276	649,055	1,006,391	1,010,347	1,194,201	589,489	549,826	48,657	50,580
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.79	$12.77	$5.30	$9.18	$10.56	$8.03	$8.93	$8.68	$7.54	$6.33
Value at end of period	$12.77	$5.30	$9.18	$10.56	$8.03	$8.93	$8.68	$7.54	$6.33	$6.68
Number of accumulation units outstanding at end of period	7,999	171,417	307,385	422,577	315,424	261,587	202,349	171,369	8,341	8,202
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.64	$12.23	$7.84	$12.48	$14.63	$14.27	$16.44	$18.28	$18.16	$17.32
Value at end of period	$12.23	$7.84	$12.48	$14.63	$14.27	$16.44	$18.28	$18.16	$17.32	$19.63
Number of accumulation units outstanding at end of period	7,703	19,205	13,133	22,202	37,999	41,748	45,468	45,714	12,499	9,771
SMALL CAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.62	$5.47	$8.33	$10.34	$8.79	$10.65	$13.67	$13.81	$14.07
Value at end of period		$5.47	$8.33	$10.34	$8.79	$10.65	$13.67	$13.81	$14.07	$14.77
Number of accumulation units outstanding at end of period		2,087	17,078	24,783	31,236	29,360	45,388	50,869	18,551	17,709
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$9.97	$9.95
Value at end of period									$9.95	$9.99
Number of accumulation units outstanding at end of period									10	6,765
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$18.88	$20.77	$21.91	$25.85	$28.91	$28.02	$32.20	$32.67	$32.94	$31.30
Value at end of period	$20.77	$21.91	$25.85	$28.91	$28.02	$32.20	$32.67	$32.94	$31.30	$33.00
Number of accumulation units outstanding at end of period	16,759	538,148	638,292	830,034	891,261	893,765	880,016	814,792	145,754	144,474
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.68	$8.72	$9.95	$10.59	$11.19	$11.76	$11.44	$11.99	$11.93
Value at end of period		$8.72	$9.95	$10.59	$11.19	$11.76	$11.44	$11.99	$11.93	$12.16
Number of accumulation units outstanding at end of period		20,905	24,855	44,391	43,442	46,064	19,681	11,887	1,857	2,077
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.54	$14.91	$9.01	$12.04	$13.41	$12.67	$15.16	$20.13	$21.83	$22.82
Value at end of period	$14.91	$9.01	$12.04	$13.41	$12.67	$15.16	$20.13	$21.83	$22.82	$24.56
Number of accumulation units outstanding at end of period	154,046	1,259,861	1,206,365	1,276,694	1,226,026	1,208,645	1,216,034	1,244,128	432,227	437,095

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.81	$8.76	$7.65	$3.69	$3.35	$2.44
Value at end of period					$8.76	$7.65	$3.69	$3.35	$2.44	$3.54
Number of accumulation units outstanding at end of period					48,109	48,427	178,020	135,590	25,694	29,258
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$14.52	$15.21	$10.85	$12.84	$14.55	$14.25	$16.07	$18.62	$19.63	$19.12
Value at end of period	$15.21	$10.85	$12.84	$14.55	$14.25	$16.07	$18.62	$19.63	$19.12	$20.46
Number of accumulation units outstanding at end of period	434,958	604,119	343,744	333,810	254,305	204,913	200,840	196,584	84,515	84,647
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$9.92
Value at end of period										$10.70
Number of accumulation units outstanding at end of period										3,264
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.91	$11.78	$9.79	$11.92	$13.71	$14.11	$14.98	$14.27	$14.23	$13.63
Value at end of period	$11.78	$9.79	$11.92	$13.71	$14.11	$14.98	$14.27	$14.23	$13.63	$14.38
Number of accumulation units outstanding at end of period	209,431	395,254	339,095	336,525	311,904	218,685	189,290	181,252	13,730	9,826
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.02	$9.38
Value at end of period									$9.38	$9.87
Number of accumulation units outstanding at end of period									73,288	72,293
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period								$10.38	$10.18	$9.76
Value at end of period								$10.18	$9.76	$10.35
Number of accumulation units outstanding at end of period								5,980	0	0
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$14.92	$14.93	$15.92	$16.26	$15.84	$16.50	$16.64
Value at end of period				$14.93	$15.92	$16.26	$15.84	$16.50	$16.64	$16.78
Number of accumulation units outstanding at end of period				451	451	451	451	451	451	451
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.60	$13.15	$13.40	$13.34	$13.27	$13.18	$13.08	$12.99	$12.89	$12.80
Value at end of period	$13.15	$13.40	$13.34	$13.27	$13.18	$13.08	$12.99	$12.89	$12.80	$12.72
Number of accumulation units outstanding at end of period	440,028	1,480,503	970,300	899,211	935,309	867,098	1,031,911	845,955	172,433	219,648
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.30	$10.98	$6.80	$8.79	$9.96	$9.86	$11.33	$14.69	$16.14	$15.79
Value at end of period	$10.98	$6.80	$8.79	$9.96	$9.86	$11.33	$14.69	$16.14	$15.79	$17.20
Number of accumulation units outstanding at end of period	1,659,305	1,949,572	1,179,196	1,393,253	1,303,429	899,589	1,007,360	902,648	365,163	349,615
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.37	$11.61	$8.93	$13.24	$15.01	$15.56	$17.61	$18.46	$18.53	$18.03
Value at end of period	$11.61	$8.93	$13.24	$15.01	$15.56	$17.61	$18.46	$18.53	$18.03	$20.50
Number of accumulation units outstanding at end of period	814	8,147	5,699	41,094	23,504	27,640	36,530	39,796	17,759	22,641
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.66	$14.24	$8.88	$10.85	$12.28	$12.17	$13.83	$18.25	$20.62	$20.64
Value at end of period	$14.24	$8.88	$10.85	$12.28	$12.17	$13.83	$18.25	$20.62	$20.64	$22.59
Number of accumulation units outstanding at end of period	573,015	842,036	650,196	541,294	470,982	368,821	354,249	346,164	131,443	119,863

CFI 139

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.83	$24.95	$15.46	$20.21	$24.46	$24.00	$28.03	$37.44	$40.71	$39.68
Value at end of period	$24.95	$15.46	$20.21	$24.46	$24.00	$28.03	$37.44	$40.71	$39.68	$46.53
Number of accumulation units outstanding at end of period	239,802	406,073	282,192	264,333	244,990	182,364	166,699	152,402	52,179	47,097
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.08	$17.76	$11.71	$14.51	$17.69	$17.42	$19.44	$27.53	$28.81	$27.67
Value at end of period	$17.76	$11.71	$14.51	$17.69	$17.42	$19.44	$27.53	$28.81	$27.67	$34.97
Number of accumulation units outstanding at end of period	151,646	186,984	133,955	126,032	117,831	78,285	76,663	69,853	23,826	22,785
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$13.30	$13.71	$13.40	$15.04	$17.47	$18.32	$17.91
Value at end of period				$13.71	$13.40	$15.04	$17.47	$18.32	$17.91	$19.00
Number of accumulation units outstanding at end of period				2,028	2,777	3,559	45,846	68,801	5,769	5,283
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$13.98	$14.13	$13.57	$15.50	$18.77	$19.73	$19.26
Value at end of period				$14.13	$13.57	$15.50	$18.77	$19.73	$19.26	$20.60
Number of accumulation units outstanding at end of period				210	1,529	2,029	3,518	4,275	3,256	4,865
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$13.97	$14.57	$13.87	$15.95	$19.65	$20.67	$20.13
Value at end of period				$14.57	$13.87	$15.95	$19.65	$20.67	$20.13	$21.59
Number of accumulation units outstanding at end of period				34	248	452	1,364	7,920	640	686
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period							$13.90	$15.54	$16.40	$15.96
Value at end of period							$15.54	$16.40	$15.96	$17.09
Number of accumulation units outstanding at end of period							104	270	110	324
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2014)										
Value at beginning of period								$15.17	$15.25	$14.97
Value at end of period								$15.25	$14.97	$15.60
Number of accumulation units outstanding at end of period								1,121	2,840	2,778
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.17	$15.97	$14.50	$16.06	$17.51	$18.69	$20.29	$20.12	$21.30	$21.27
Value at end of period	$15.97	$14.50	$16.06	$17.51	$18.69	$20.29	$20.12	$21.30	$21.27	$22.02
Number of accumulation units outstanding at end of period	309,498	373,089	315,118	350,087	349,205	335,835	258,838	299,860	377,152	379,198
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.33	$5.94	$7.53	$8.06	$7.03	$8.28	$9.98	$9.32	$9.17
Value at end of period		$5.94	$7.53	$8.06	$7.03	$8.28	$9.98	$9.32	$9.17	$9.18
Number of accumulation units outstanding at end of period		2,270	90,419	90,876	94,695	53,917	49,620	41,233	10,385	10,359
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.35	$12.14	$15.77	$17.79	$18.78
Value at end of period					$10.35	$12.14	$15.77	$17.79	$18.78	$19.38
Number of accumulation units outstanding at end of period					254,191	243,452	219,949	338,347	110,693	116,738
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.40	$9.19	$6.37	$7.13	$8.44	$8.67	$9.88	$12.83	$14.02	$13.29
Value at end of period	$9.19	$6.37	$7.13	$8.44	$8.67	$9.88	$12.83	$14.02	$13.29	$15.02
Number of accumulation units outstanding at end of period	70,920	864,613	594,344	548,434	837,575	759,324	979,777	1,122,350	344,101	336,698

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.26	$15.30	$9.47	$13.30	$17.20	$16.99	$19.25	$25.22	$27.24	$27.18
Value at end of period	$15.30	$9.47	$13.30	$17.20	$16.99	$19.25	$25.22	$27.24	$27.18	$28.94
Number of accumulation units outstanding at end of period	9,272	75,661	50,647	69,771	149,790	252,066	337,918	312,500	29,958	32,020
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.32	$7.36	$9.09	$10.48	$9.95	$10.91	$14.16	$16.20	$16.02
Value at end of period	$11.32	$7.36	$9.09	$10.48	$9.95	$10.91	$14.16	$16.20	$16.02	$17.30
Number of accumulation units outstanding at end of period	5,966	27,694	28,032	46,557	44,307	49,838	52,523	52,640	50,158	41,270
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.58	$14.08	$14.56	$16.55	$21.68	$24.34	$25.99
Value at end of period			$12.58	$14.08	$14.56	$16.55	$21.68	$24.34	$25.99	$27.49
Number of accumulation units outstanding at end of period			2,646	3,093	2,752	8,934	12,182	27,967	9,757	16,832
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.13	$6.65	$8.16	$9.09	$9.25	$10.61	$13.91	$15.59	$15.80
Value at end of period		$6.65	$8.16	$9.09	$9.25	$10.61	$13.91	$15.59	$15.80	$17.39
Number of accumulation units outstanding at end of period		5,301	32,908	21,744	37,050	60,057	59,841	86,384	12,406	20,813
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.87	$13.09	$13.06	$15.03	$19.62	$21.85	$20.87
Value at end of period			$11.87	$13.09	$13.06	$15.03	$19.62	$21.85	$20.87	$23.88
Number of accumulation units outstanding at end of period			1,212	3,041	2,364	2,270	1,407	2,057	1,547	3,246
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.42	$12.86	$16.06	$15.59	$17.88	$23.93	$26.39	$25.99
Value at end of period			$12.86	$16.06	$15.59	$17.88	$23.93	$26.39	$25.99	$27.55
Number of accumulation units outstanding at end of period			5,307	4,865	3,857	4,838	4,801	2,930	1,116	1,553
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.30	$5.93	$8.25	$10.26	$9.99	$11.60	$15.46	$17.29	$16.68
Value at end of period		$5.93	$8.25	$10.26	$9.99	$11.60	$15.46	$17.29	$16.68	$18.77
Number of accumulation units outstanding at end of period		2,501	6,650	17,921	14,155	13,728	20,155	57,538	32,464	34,039
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.28	$6.97	$8.76	$10.99	$10.48	$12.07	$16.62	$17.31	$16.40
Value at end of period		$6.97	$8.76	$10.99	$10.48	$12.07	$16.62	$17.31	$16.40	$19.72
Number of accumulation units outstanding at end of period		3,258	3,164	5,896	9,278	11,038	18,079	31,750	11,020	11,813
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.13	$9.98	$6.49	$8.44	$11.09	$11.10	$12.69	$17.51	$18.36	$18.05
Value at end of period	$9.98	$6.49	$8.44	$11.09	$11.10	$12.69	$17.51	$18.36	$18.05	$20.32
Number of accumulation units outstanding at end of period	6,510	26,986	17,400	19,422	16,464	26,721	49,736	45,936	15,109	17,089
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.48	$20.47	$14.01	$17.74	$21.90	$21.19	$24.09	$32.93	$34.83	$34.29
Value at end of period	$20.47	$14.01	$17.74	$21.90	$21.19	$24.09	$32.93	$34.83	$34.29	$42.37
Number of accumulation units outstanding at end of period	181,163	256,520	192,450	187,959	174,448	112,565	104,612	99,038	34,848	32,400
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.23	$12.70	$8.34	$10.41	$11.75	$11.31	$12.73	$14.70	$15.40	$15.27
Value at end of period	$12.70	$8.34	$10.41	$11.75	$11.31	$12.73	$14.70	$15.40	$15.27	$16.05
Number of accumulation units outstanding at end of period	431	226,390	334,408	475,988	475,412	588,845	670,242	727,633	632,105	702,130

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58
Value at end of period	$16.80	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15
Number of accumulation units outstanding at end of period	793,818	732,711	694,048	615,481	512,748	417,112	303,106	191,834	67,801	1,449
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.32	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92
Value at end of period	$17.23	$16.32	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56
Number of accumulation units outstanding at end of period	313,941	278,880	263,845	233,049	187,290	150,928	102,886	64,778	53,974	1,595
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$15.88	$16.14	$15.30	$12.48	$10.89	$11.56	$10.15			
Value at end of period	$16.77	$15.88	$16.14	$15.30	$12.48	$10.89	$11.56			
Number of accumulation units outstanding at end of period	56,397	46,018	31,556	21,152	8,885	2,633	49			
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.52	$12.68	$12.01	$10.46	$9.27	$9.58	$8.56	$6.22		
Value at end of period	$13.22	$12.52	$12.68	$12.01	$10.46	$9.27	$9.58	$8.56		
Number of accumulation units outstanding at end of period	34,308	32,164	24,620	21,732	18,468	15,838	11,925	7,711		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.47	$14.56	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02
Value at end of period	$15.00	$14.47	$14.56	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51
Number of accumulation units outstanding at end of period	266,694	307,046	34,794	47,138	48,823	45,297	28,965	17,153	7,502	5,311
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.46	$12.60	$12.03	$11.06	$9.95	$10.10	$9.15	$7.28		
Value at end of period	$13.09	$12.46	$12.60	$12.03	$11.06	$9.95	$10.10	$9.15		
Number of accumulation units outstanding at end of period	15,181	12,825	15,842	13,668	12,197	9,693	7,405	4,544		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.49	$18.67	$17.64	$15.86	$14.23	$14.08	$12.77	$10.92	$14.39	$13.71
Value at end of period	$19.40	$18.49	$18.67	$17.64	$15.86	$14.23	$14.08	$12.77	$10.92	$14.39
Number of accumulation units outstanding at end of period	24,246	34,376	65,140	101,575	91,311	76,761	88,434	103,068	62,489	52,302
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.61	$16.93	$16.01	$13.18	$11.54	$11.98	$10.68	$8.59	$13.54	$12.98
Value at end of period	$17.62	$16.61	$16.93	$16.01	$13.18	$11.54	$11.98	$10.68	$8.59	$13.54
Number of accumulation units outstanding at end of period	174,596	175,437	212,753	201,993	180,568	181,460	157,737	127,113	107,713	145,102
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.19	$17.41	$16.45	$14.21	$12.60	$12.77	$11.49	$9.50	$13.77	$13.15
Value at end of period	$18.19	$17.19	$17.41	$16.45	$14.21	$12.60	$12.77	$11.49	$9.50	$13.77
Number of accumulation units outstanding at end of period	169,453	158,901	191,358	188,844	206,344	215,823	200,997	163,277	108,882	153,565
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.53	$12.59	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22	$9.75	
Value at end of period	$12.72	$12.53	$12.59	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22	
Number of accumulation units outstanding at end of period	10,261	8,564	32,445	21,315	27,027	29,210	7,470	14,755	17	
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.93	$20.85	$18.53	$14.14	$12.30	$12.18	$10.69	$8.54	$13.68	$13.09
Value at end of period	$23.19	$20.93	$20.85	$18.53	$14.14	$12.30	$12.18	$10.69	$8.54	$13.68
Number of accumulation units outstanding at end of period	18,528	10,752	6,946	4,641	5,777	2,966	2,525	1,798	1,573	1,266
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.08	$29.82	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11
Value at end of period	$35.81	$29.08	$29.82	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53
Number of accumulation units outstanding at end of period	6,070	5,063	30,469	31,967	28,440	30,202	22,573	27,781	32,019	3,326

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$18.82	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80	$29.97
Value at end of period	$18.82	$10.97	$14.73	$18.49	$18.76	$22.28	$30.70	$31.80	$29.97	$31.33
Number of accumulation units outstanding at end of period	15,477	170,721	183,225	185,378	183,781	182,300	198,159	189,025	83,673	89,642
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16	$13.85
Value at end of period		$6.71	$8.91	$10.29	$9.68	$12.12	$12.50	$14.16	$13.85	$13.87
Number of accumulation units outstanding at end of period		233,095	193,885	131,857	151,285	142,823	150,514	140,266	26,355	22,049
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$10.07	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14	$17.51
Value at end of period	$10.07	$6.15	$8.29	$10.53	$11.45	$13.13	$13.30	$17.14	$17.51	$18.12
Number of accumulation units outstanding at end of period	12,392	94,090	106,008	138,998	179,483	228,126	307,333	318,423	95,773	94,382
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.95	$21.66	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97	$30.63
Value at end of period	$21.66	$13.07	$17.07	$18.99	$17.96	$20.01	$26.77	$29.97	$30.63	$32.96
Number of accumulation units outstanding at end of period	2,366	30,407	24,340	33,519	35,214	39,104	36,629	38,379	9,077	9,292
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.10	$10.32	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77
Value at end of period	$10.32	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77	$19.36
Number of accumulation units outstanding at end of period	0	8,908	16,986	24,922	31,397	45,119	48,550	51,640	52,369	54,126
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.18	$14.97	$9.04	$12.49	$15.92	$14.07	$16.01	$21.61	$22.74	$22.20
Value at end of period	$14.97	$9.04	$12.49	$15.92	$14.07	$16.01	$21.61	$22.74	$22.20	$24.63
Number of accumulation units outstanding at end of period	2,553	103,266	137,504	222,751	216,068	211,074	201,454	202,301	146,246	146,208
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.68	$14.24	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28
Value at end of period	$14.24	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28	$23.72
Number of accumulation units outstanding at end of period	55,791	391,247	316,125	197,947	173,061	137,973	129,558	118,192	18,615	17,910
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.00	$12.66	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26	$18.72
Value at end of period	$12.66	$9.38	$11.72	$13.07	$12.83	$14.00	$17.81	$19.26	$18.72	$21.42
Number of accumulation units outstanding at end of period	619,911	855,619	546,167	467,086	411,802	319,311	315,283	344,939	12,785	12,753
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$12.99	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54
Value at end of period	$12.99	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54	$22.07
Number of accumulation units outstanding at end of period	1,531	69,651	64,296	82,935	90,259	92,052	104,366	109,397	81,696	78,853
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.13	$24.92	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40
Value at end of period	$24.92	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40	$20.63
Number of accumulation units outstanding at end of period	8,604	31,688	7,844	10,438	12,573	16,380	19,512	17,346	10,979	11,373
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.70	$17.98	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39
Value at end of period	$17.98	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39	$35.74
Number of accumulation units outstanding at end of period	9,523	108,133	101,952	73,277	78,124	81,306	117,879	141,013	36,510	38,690
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.12	$12.80	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14
Value at end of period	$12.80	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14	$27.93
Number of accumulation units outstanding at end of period	745	8,400	1,062	6,007	14,260	19,736	39,276	47,751	7,643	9,049

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.70	$14.95	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34	$20.61
Value at end of period	$14.95	$8.59	$12.27	$14.13	$12.88	$15.09	$19.04	$19.34	$20.61	$20.50
Number of accumulation units outstanding at end of period	1,337,575	1,740,358	1,132,254	998,274	902,391	619,713	585,573	558,744	18,770	15,925
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.61	$11.18	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33
Value at end of period	$11.18	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33	$20.80
Number of accumulation units outstanding at end of period	784	16,238	19,798	29,807	34,580	29,121	76,533	86,703	16,535	17,896
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.48	$12.93	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79
Value at end of period	$12.93	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79	$24.44
Number of accumulation units outstanding at end of period	30,674	1,635,362	2,125,620	2,599,970	2,868,974	3,081,701	3,359,523	3,485,937	875,985	929,588
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.07	$13.88	$7.66	$11.38	$14.52	$13.87	$15.99	$21.45	$23.30	$24.11
Value at end of period	$13.88	$7.66	$11.38	$14.52	$13.87	$15.99	$21.45	$23.30	$24.11	$25.71
Number of accumulation units outstanding at end of period	402,625	632,228	304,509	291,041	274,802	204,309	186,037	172,892	97	97
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.08	$18.49	$11.80	$14.64	$16.70	$16.43	$19.11	$24.61	$26.25	$24.26
Value at end of period	$18.49	$11.80	$14.64	$16.70	$16.43	$19.11	$24.61	$26.25	$24.26	$28.60
Number of accumulation units outstanding at end of period	9,373	39,616	31,298	40,795	50,329	67,391	69,534	75,982	77,166	82,835
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.17	$16.54	$9.49	$13.46	$15.62	$15.34	$18.10	$25.01	$26.98	$29.68
Value at end of period	$16.54	$9.49	$13.46	$15.62	$15.34	$18.10	$25.01	$26.98	$29.68	$29.90
Number of accumulation units outstanding at end of period	340,260	347,979	174,569	174,503	158,893	141,707	137,272	149,940	86,420	87,365
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.35	$18.37	$9.21	$12.57	$14.20	$12.35	$14.56	$16.53	$16.22	$15.95
Value at end of period	$18.37	$9.21	$12.57	$14.20	$12.35	$14.56	$16.53	$16.22	$15.95	$16.13
Number of accumulation units outstanding at end of period	4,331	19,952	22,212	25,851	30,539	38,650	36,779	40,557	32,982	36,194
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.31	$8.27	$8.94	$7.81	$9.21	$11.00	$10.20	$9.78
Value at end of period		$6.31	$8.27	$8.94	$7.81	$9.21	$11.00	$10.20	$9.78	$9.89
Number of accumulation units outstanding at end of period		187,579	108,190	122,763	105,300	164,836	174,879	139,345	51,485	55,311
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.10	$11.28	$6.75	$8.87	$9.48	$8.87	$10.72	$13.90	$13.42	$12.31
Value at end of period	$11.28	$6.75	$8.87	$9.48	$8.87	$10.72	$13.90	$13.42	$12.31	$13.55
Number of accumulation units outstanding at end of period	2,428	23,634	17,591	9,110	8,697	8,911	12,687	14,642	3,504	2,362
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.82	$10.51	$5.68	$8.44	$10.46	$8.87	$10.70	$12.99	$12.33	$12.25
Value at end of period	$10.51	$5.68	$8.44	$10.46	$8.87	$10.70	$12.99	$12.33	$12.25	$11.99
Number of accumulation units outstanding at end of period	2,831	141,152	187,427	272,508	301,787	304,558	322,504	331,389	112,120	114,525
WANGER SELECT										
Value at beginning of period	$14.91	$16.19	$8.19	$13.50	$16.96	$13.86	$16.29	$21.76	$22.28	$22.17
Value at end of period	$16.19	$8.19	$13.50	$16.96	$13.86	$16.29	$21.76	$22.28	$22.17	$24.94
Number of accumulation units outstanding at end of period	15,528	234,335	229,138	335,315	347,803	314,224	283,027	240,018	53,492	51,643
WANGER USA										
Value at beginning of period	$13.73	$14.36	$8.60	$12.13	$14.86	$14.23	$16.95	$22.50	$23.40	$23.09
Value at end of period	$14.36	$8.60	$12.13	$14.86	$14.23	$16.95	$22.50	$23.40	$23.09	$26.05
Number of accumulation units outstanding at end of period	14,060	73,554	49,093	102,862	126,160	107,173	107,493	102,577	18,159	15,208

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.05	$13.46	$8.93	$10.55	$11.86	$12.60	$14.06	$18.40	$20.30	$20.10
Value at end of period	$13.46	$8.93	$10.55	$11.86	$12.60	$14.06	$18.40	$20.30	$20.10	$22.62
Number of accumulation units outstanding at end of period	97,637	284,358	185,005	163,118	161,192	173,359	195,471	198,070	64,484	69,675
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.56	$22.41	$15.18	$19.56	$23.80	$23.12	$26.03	$35.67	$38.01	$36.01
Value at end of period	$22.41	$15.18	$19.56	$23.80	$23.12	$26.03	$35.67	$38.01	$36.01	$46.06
Number of accumulation units outstanding at end of period	9,566	204,611	174,732	151,883	127,424	110,343	88,185	81,075	4,277	4,105

TABLE 18

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$9.96	$12.99	$14.12	$13.28	$15.13	$20.22	$21.02	$21.37
Value at end of period			$12.99	$14.12	$13.28	$15.13	$20.22	$21.02	$21.37	$21.62
Number of accumulation units outstanding at end of period			1,813	2,218	1,424	1,884	4,841	3,822	2,831	4,344
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$7.87	$9.64	$11.08	$10.79	$11.91	$14.51	$16.41	$16.21
Value at end of period			$9.64	$11.08	$10.79	$11.91	$14.51	$16.41	$16.21	$17.31
Number of accumulation units outstanding at end of period			28,841	45,564	29,214	47,315	36,117	37,788	32,279	32,631
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.38	$9.93	$11.05	$11.18	$12.16	$15.64	$16.94	$16.32
Value at end of period			$9.93	$11.05	$11.18	$12.16	$15.64	$16.94	$16.32	$17.70
Number of accumulation units outstanding at end of period			54,964	86,108	74,525	95,087	94,583	98,724	94,554	93,983
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.08	$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87
Value at end of period			$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87	$12.33
Number of accumulation units outstanding at end of period			46,604	53,698	88,785	53,611	30,445	26,948	24,488	33,664
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.83	$9.32
Value at end of period									$9.32	$9.88
Number of accumulation units outstanding at end of period									74	2,377
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$14.35	$17.16	$15.09	$18.02	$25.86	$28.46	$27.08
Value at end of period				$17.16	$15.09	$18.02	$25.86	$28.46	$27.08	$31.04
Number of accumulation units outstanding at end of period				4,218	3,313	4,864	11,730	12,132	9,215	9,440

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.43	$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74	$11.20
Value at end of period		$5.77	$8.01	$8.41	$7.74	$9.63	$11.96	$11.74	$11.20	$10.04
Number of accumulation units outstanding at end of period		326	13,361	13,638	12,104	19,155	25,325	18,277	23,030	17,950
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$10.05	$11.75	$10.89	$12.58	$18.03	$19.63	$17.45
Value at end of period				$11.75	$10.89	$12.58	$18.03	$19.63	$17.45	$21.48
Number of accumulation units outstanding at end of period				12,839	10,537	30,813	53,806	63,761	53,157	49,094
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.03	$9.16
Value at end of period									$9.16	$10.48
Number of accumulation units outstanding at end of period									1,946	40,637
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.48	$10.09
Value at end of period									$10.09	$9.40
Number of accumulation units outstanding at end of period									52,948	33,208
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.09	$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49
Value at end of period			$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29
Number of accumulation units outstanding at end of period			567	4,782	10,240	11,060	11,348	12,563	15,162	9,718
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.93	$14.20	$9.67	$12.02	$13.37	$13.87	$15.20	$17.80	$19.35	$18.78
Value at end of period	$14.20	$9.67	$12.02	$13.37	$13.87	$15.20	$17.80	$19.35	$18.78	$20.09
Number of accumulation units outstanding at end of period	114,927	100,176	99,478	94,091	74,785	79,710	72,959	70,663	66,347	64,968
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.84	$9.48	$10.89	$11.13	$14.38	$14.98
Value at end of period					$9.48	$10.89	$11.13	$14.38	$14.98	$15.69
Number of accumulation units outstanding at end of period					7,373	27,518	5,255	9,076	6,664	39,044
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.83	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52
Value at end of period		$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39
Number of accumulation units outstanding at end of period		8,256	15,905	22,093	18,840	27,630	39,295	47,527	39,148	24,581
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.95	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00
Value at end of period		$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96
Number of accumulation units outstanding at end of period		1,033	14,223	16,671	7,795	12,009	17,116	41,402	28,981	19,124
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$10.96	$12.07	$12.62	$11.71
Value at end of period							$12.07	$12.62	$11.71	$15.22
Number of accumulation units outstanding at end of period							1,763	2,816	2,704	4,717

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.67	$19.66	$11.59	$16.00	$17.36	$14.88	$17.60	$20.98	$20.26	$19.93
Value at end of period	$19.66	$11.59	$16.00	$17.36	$14.88	$17.60	$20.98	$20.26	$19.93	$19.91
Number of accumulation units outstanding at end of period	666,503	571,657	603,193	543,311	401,720	332,108	300,336	284,594	279,929	261,762
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.12	$24.64	$14.05	$18.92	$22.00	$21.27	$24.57	$31.99	$35.53	$35.48
Value at end of period	$24.64	$14.05	$18.92	$22.00	$21.27	$24.57	$31.99	$35.53	$35.48	$38.02
Number of accumulation units outstanding at end of period	2,132,075	1,739,497	1,606,596	1,443,747	1,219,477	1,203,781	1,049,633	970,598	914,204	843,331
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.13	$17.25	$9.82	$12.68	$14.48	$14.51	$16.88	$21.46	$23.15	$22.05
Value at end of period	$17.25	$9.82	$12.68	$14.48	$14.51	$16.88	$21.46	$23.15	$22.05	$25.82
Number of accumulation units outstanding at end of period	1,142,358	864,139	804,865	702,973	547,761	480,390	412,179	379,555	327,762	304,295
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.65	$17.19	$9.01	$11.46	$14.12	$14.04	$15.97	$21.60	$23.85	$25.36
Value at end of period	$17.19	$9.01	$11.46	$14.12	$14.04	$15.97	$21.60	$23.85	$25.36	$25.36
Number of accumulation units outstanding at end of period	743,009	645,219	579,019	500,714	422,829	418,633	351,913	314,773	278,693	246,802
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.40	$19.09	$10.64	$13.36	$14.99	$12.32	$14.75	$19.09	$17.41	$17.89
Value at end of period	$19.09	$10.64	$13.36	$14.99	$12.32	$14.75	$19.09	$17.41	$17.89	$16.85
Number of accumulation units outstanding at end of period	203,131	139,620	116,843	104,982	75,803	72,554	66,690	57,911	48,459	44,031
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.71	$18.12	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66	$27.25
Value at end of period	$18.12	$12.04	$15.42	$19.62	$18.73	$22.00	$29.73	$29.66	$27.25	$35.20
Number of accumulation units outstanding at end of period	39,095	34,403	36,126	38,028	29,653	32,811	35,238	35,016	27,862	23,229
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.14	$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57	$14.94
Value at end of period		$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57	$14.94	$16.67
Number of accumulation units outstanding at end of period		64,420	96,818	165,091	125,236	119,035	128,546	130,124	133,236	123,209
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63
Value at end of period			$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63	$19.59
Number of accumulation units outstanding at end of period			4,355	1,805	2,183	2,164	2,371	2,548	2,745	2,762
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.18	$36.05	$50.12	$53.91	$56.16
Value at end of period						$36.05	$50.12	$53.91	$56.16	$56.98
Number of accumulation units outstanding at end of period						17,634	14,859	12,560	11,137	11,377
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.31	$11.05	$7.66	$9.75	$10.60	$10.51	$11.87	$15.22	$16.33	$15.26
Value at end of period	$11.05	$7.66	$9.75	$10.60	$10.51	$11.87	$15.22	$16.33	$15.26	$16.69
Number of accumulation units outstanding at end of period	206,699	193,667	174,904	132,309	110,566	101,411	90,201	91,632	78,115	74,776
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$11.70	$10.44
Value at end of period									$10.44	$10.54
Number of accumulation units outstanding at end of period									13,438	40,987
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.54	$21.42	$17.88	$22.33	$24.01	$24.21	$27.29	$32.53	$35.02	$34.95
Value at end of period	$21.42	$17.88	$22.33	$24.01	$24.21	$27.29	$32.53	$35.02	$34.95	$36.27
Number of accumulation units outstanding at end of period	88	26	30	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.09	$20.70	$11.55	$16.60	$20.72	$20.27	$23.58	$30.97	$34.57	$35.68
Value at end of period	$20.70	$11.55	$16.60	$20.72	$20.27	$23.58	$30.97	$34.57	$35.68	$39.77
Number of accumulation units outstanding at end of period	0	262	262	262	0	120	120	120	0	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$15.08	$16.02	$16.85	$18.92	$20.27	$21.46	$23.07	$22.85	$23.79	$23.65
Value at end of period	$16.02	$16.85	$18.92	$20.27	$21.46	$23.07	$22.85	$23.79	$23.65	$24.04
Number of accumulation units outstanding at end of period	50	40	32	20	20	13	13	13	13	13
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.68	$15.96	$8.76	$11.97	$13.75	$11.77	$14.02	$17.86	$19.04	$18.45
Value at end of period	$15.96	$8.76	$11.97	$13.75	$11.77	$14.02	$17.86	$19.04	$18.45	$18.69
Number of accumulation units outstanding at end of period	350	1,362	985	326	41	41	32	32	21	0
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$13.10	$14.96	$8.95	$12.10	$13.75	$12.92	$15.19	$19.65	$22.02	$23.01
Value at end of period	$14.96	$8.95	$12.10	$13.75	$12.92	$15.19	$19.65	$22.02	$23.01	$22.95
Number of accumulation units outstanding at end of period	38	38	56	56	56	69	63	63	14	0
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$9.98
Value at end of period										$9.68
Number of accumulation units outstanding at end of period										1,899
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$7.08	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02
Value at end of period		$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30
Number of accumulation units outstanding at end of period		0	4,763	10,571	12,254	15,927	18,709	16,738	14,077	15,721
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.25	$15.22	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14	$21.13
Value at end of period	$15.22	$9.15	$11.50	$14.31	$13.62	$15.48	$20.01	$22.14	$21.13	$24.40
Number of accumulation units outstanding at end of period	149,176	120,525	106,700	85,236	76,154	71,649	60,442	55,266	50,136	44,526
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.11
Value at end of period										$10.11
Number of accumulation units outstanding at end of period										5,644
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during June 2013)										
Value at beginning of period							$9.77	$9.74	$10.22	$10.14
Value at end of period							$9.74	$10.22	$10.14	$10.29
Number of accumulation units outstanding at end of period							14,298	24,866	28,856	62,363
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$11.39	$11.42	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22	$16.99
Value at end of period	$11.42	$6.92	$8.95	$10.88	$10.46	$11.50	$15.74	$17.22	$16.99	$18.52
Number of accumulation units outstanding at end of period	858	4,075	6,612	13,748	7,388	8,351	8,430	9,096	9,537	8,006
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.90	$17.13	$10.56	$14.40	$16.11	$14.76	$17.68	$22.24	$22.77	$23.78
Value at end of period	$17.13	$10.56	$14.40	$16.11	$14.76	$17.68	$22.24	$22.77	$23.78	$24.03
Number of accumulation units outstanding at end of period	231,137	228,121	211,882	200,049	172,932	182,045	178,330	172,963	177,642	176,091

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$51.10	$67.85	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55	$66.97
Value at end of period	$67.85	$34.98	$63.07	$79.45	$64.55	$77.39	$83.18	$78.55	$66.97	$71.01
Number of accumulation units outstanding at end of period	61,561	48,561	45,493	36,457	33,006	57,155	50,628	47,816	48,321	48,579
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.66	$26.00	$15.43	$21.39	$24.61	$22.39	$26.94	$34.02	$34.52	$35.60
Value at end of period	$26.00	$15.43	$21.39	$24.61	$22.39	$26.94	$34.02	$34.52	$35.60	$35.34
Number of accumulation units outstanding at end of period	963	635	206	111	111	100	100	100	92	92
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.42	$13.15	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83	$22.25
Value at end of period	$13.15	$8.11	$11.04	$13.51	$13.11	$15.34	$21.46	$23.83	$22.25	$26.05
Number of accumulation units outstanding at end of period	11,204	12,637	10,671	8,601	8,064	12,197	19,025	13,707	14,238	12,789
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.37	$13.43	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40	$16.18
Value at end of period	$13.43	$9.23	$11.11	$12.33	$12.01	$13.26	$15.30	$16.40	$16.18	$16.99
Number of accumulation units outstanding at end of period	54,971	40,565	41,352	31,747	22,568	23,313	15,865	15,913	16,002	12,774
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2016)										
Value at beginning of period										$5.16
Value at end of period										$6.16
Number of accumulation units outstanding at end of period										1
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.96	$12.01	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36	$14.82
Value at end of period	$12.01	$11.08	$13.01	$13.95	$15.45	$16.67	$15.01	$15.36	$14.82	$15.47
Number of accumulation units outstanding at end of period	82,549	134,509	137,908	152,794	195,983	303,365	121,864	105,068	87,701	87,270
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.06	$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51	$6.30
Value at end of period	$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51	$6.30	$6.65
Number of accumulation units outstanding at end of period	108,374	85,598	166,220	227,814	177,213	104,760	63,468	55,725	43,199	42,575
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.62	$12.20	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07	$17.22
Value at end of period	$12.20	$7.82	$12.45	$14.58	$14.22	$16.37	$18.20	$18.07	$17.22	$19.51
Number of accumulation units outstanding at end of period	16,573	14,914	23,447	19,868	18,007	18,755	14,377	15,694	16,594	14,964
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.59	$8.33	$10.32	$8.77	$10.62	$13.63	$13.77	$14.02
Value at end of period			$8.33	$10.32	$8.77	$10.62	$13.63	$13.77	$14.02	$14.71
Number of accumulation units outstanding at end of period			7,510	29,366	25,975	28,647	30,506	24,985	38,168	32,568
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.96	$9.94
Value at end of period									$9.94	$9.98
Number of accumulation units outstanding at end of period									2,496	6,657
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$18.83	$20.71	$21.83	$25.74	$28.78	$27.87	$32.02	$32.47	$32.72	$31.08
Value at end of period	$20.71	$21.83	$25.74	$28.78	$27.87	$32.02	$32.47	$32.72	$31.08	$32.75
Number of accumulation units outstanding at end of period	50,126	78,307	103,251	156,624	144,177	170,474	165,845	160,902	140,465	130,961

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	$9.90	
Value at end of period	$12.11	$11.88	$11.95	$11.41	$11.73	$11.17	$10.58	$9.94	$8.72	
Number of accumulation units outstanding at end of period	26,655	28,244	22,689	22,551	21,236	36,203	55,690	50,694	13,169	
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88	$13.53
Value at end of period	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88
Number of accumulation units outstanding at end of period	542,277	600,890	678,361	749,244	908,676	1,192,581	1,533,103	1,708,652	1,711,636	1,946,126
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.71									
Value at end of period	$10.38									
Number of accumulation units outstanding at end of period	85									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$2.44	$3.35	$3.68	$7.64	$8.76	$9.70				
Value at end of period	$3.53	$2.44	$3.35	$3.68	$7.64	$8.76				
Number of accumulation units outstanding at end of period	14,480	28,663	20,082	13,572	11,777	9,059				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.22	$20.77	$19.71	$17.02	$15.10	$15.42	$13.63	$11.52	$16.15	$15.42
Value at end of period	$21.63	$20.22	$20.77	$19.71	$17.02	$15.10	$15.42	$13.63	$11.52	$16.15
Number of accumulation units outstanding at end of period	468,472	504,045	540,326	611,554	676,425	798,510	1,048,247	1,199,186	1,235,407	1,538,682
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.64	$10.07								
Value at end of period	$10.69	$9.64								
Number of accumulation units outstanding at end of period	32,453	10,735								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.58	$14.31	$14.36	$15.08	$14.09	$13.70	$11.92	$9.88	$11.79	$10.92
Value at end of period	$14.32	$13.58	$14.31	$14.36	$15.08	$14.09	$13.70	$11.92	$9.88	$11.79
Number of accumulation units outstanding at end of period	170,360	203,062	219,755	240,767	309,158	341,046	417,025	433,939	446,158	375,533
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.37	$10.02								
Value at end of period	$9.86	$9.37								
Number of accumulation units outstanding at end of period	306,847	337,706								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$9.75	$10.17	$10.30							
Value at end of period	$10.34	$9.75	$10.17							
Number of accumulation units outstanding at end of period	8,291	6,871	1,222							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.85	$12.95	$13.05	$13.15	$13.26	$13.36	$13.43	$13.50	$13.25	$12.70
Value at end of period	$12.77	$12.85	$12.95	$13.05	$13.15	$13.26	$13.36	$13.43	$13.50	$13.25
Number of accumulation units outstanding at end of period	766,726	563,610	638,704	677,218	822,784	1,051,569	1,061,434	1,299,450	1,831,765	1,863,139
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.16	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42	$11.99	$11.25
Value at end of period	$18.69	$17.16	$17.55	$15.98	$12.33	$10.73	$10.85	$9.58	$7.42	$11.99
Number of accumulation units outstanding at end of period	1,621,987	1,819,374	1,990,886	2,217,734	2,306,131	2,497,907	2,830,961	2,776,010	3,193,695	3,727,610

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.36	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93
Value at end of period	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93	$20.38
Number of accumulation units outstanding at end of period	11,074	9,271	22,295	18,855	49,707	123,565	58,340	37,301	36,060	32,910
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.18	$15.81	$9.85	$12.04	$13.61	$13.49	$15.32	$20.20	$22.81	$22.82
Value at end of period	$15.81	$9.85	$12.04	$13.61	$13.49	$15.32	$20.20	$22.81	$22.82	$24.97
Number of accumulation units outstanding at end of period	1,368,692	1,047,075	910,116	839,034	736,738	665,968	553,654	494,073	463,698	455,224
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.18	$24.26	$15.03	$19.64	$23.75	$23.29	$27.19	$36.30	$39.45	$38.44
Value at end of period	$24.26	$15.03	$19.64	$23.75	$23.29	$27.19	$36.30	$39.45	$38.44	$45.05
Number of accumulation units outstanding at end of period	869,060	618,675	562,847	479,449	380,698	328,867	277,462	246,568	223,264	196,150
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.26	$16.99	$11.19	$13.86	$16.90	$16.64	$18.55	$26.26	$27.47	$26.37
Value at end of period	$16.99	$11.19	$13.86	$16.90	$16.64	$18.55	$26.26	$27.47	$26.37	$33.31
Number of accumulation units outstanding at end of period	678,593	481,806	466,993	427,589	299,262	249,325	216,505	179,160	167,203	150,782
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$18.52
Value at end of period										$18.93
Number of accumulation units outstanding at end of period										417
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period						$14.74	$15.48	$18.73	$19.68	$19.21
Value at end of period						$15.48	$18.73	$19.68	$19.21	$20.54
Number of accumulation units outstanding at end of period						1,320	1,298	4,185	63,719	63,276
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$14.59	$13.86	$15.93	$19.61	$20.62	$20.08
Value at end of period					$13.86	$15.93	$19.61	$20.62	$20.08	$21.52
Number of accumulation units outstanding at end of period					497	497	497	497	497	1,699
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$12.25	$12.59	$13.55	$14.49	$15.22	$14.93
Value at end of period					$12.59	$13.55	$14.49	$15.22	$14.93	$15.54
Number of accumulation units outstanding at end of period					51,084	83,324	57,079	59,891	587	587
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.33	$16.12	$14.63	$16.20	$17.65	$18.83	$20.43	$20.25	$21.43	$21.38
Value at end of period	$16.12	$14.63	$16.20	$17.65	$18.83	$20.43	$20.25	$21.43	$21.38	$22.13
Number of accumulation units outstanding at end of period	1,093,085	966,352	848,415	746,514	668,572	653,833	544,593	495,053	539,084	544,452
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.57	$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13
Value at end of period		$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13	$9.14
Number of accumulation units outstanding at end of period		21	91,183	86,820	89,628	104,351	89,160	105,980	100,139	77,134
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.35	$12.12	$15.75	$17.75	$18.73
Value at end of period					$10.35	$12.12	$15.75	$17.75	$18.73	$19.32
Number of accumulation units outstanding at end of period					384,592	522,501	533,248	702,153	682,568	625,610

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.40	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23
Value at end of period	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23	$14.94
Number of accumulation units outstanding at end of period	1,247,251	862,181	793,105	661,703	659,811	535,365	832,823	859,366	796,483	710,134
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98
Value at end of period	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98	$28.72
Number of accumulation units outstanding at end of period	62,246	60,533	66,790	103,333	97,926	123,487	188,798	169,937	171,025	158,799
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during September 2016)										
Value at beginning of period										$10.52
Value at end of period										$10.16
Number of accumulation units outstanding at end of period										5
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95
Value at end of period	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95	$17.21
Number of accumulation units outstanding at end of period	42,367	41,664	26,064	30,115	32,216	31,281	30,223	25,288	25,190	18,799
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91
Value at end of period			$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91	$27.39
Number of accumulation units outstanding at end of period			5,515	4,496	4,440	4,704	5,186	9,774	18,912	20,605
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.70	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74
Value at end of period		$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74	$17.32
Number of accumulation units outstanding at end of period		22	3,830	3,005	19,665	116,814	125,527	149,769	185,279	189,442
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80
Value at end of period			$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80	$23.79
Number of accumulation units outstanding at end of period			3,410	3,679	2,864	1,966	2,787	3,748	10,152	16,237
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90
Value at end of period			$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90	$27.45
Number of accumulation units outstanding at end of period			3,108	1,848	2,663	3,047	3,234	3,637	3,708	7,794
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.78	$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61
Value at end of period		$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61	$18.69
Number of accumulation units outstanding at end of period		9,712	15,185	22,212	24,192	101,912	121,202	129,336	149,069	164,971
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.21	$6.97	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34
Value at end of period		$6.97	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34	$19.63
Number of accumulation units outstanding at end of period		8,671	10,942	19,783	14,290	64,408	66,279	70,757	79,869	79,497
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92
Value at end of period	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92	$20.16
Number of accumulation units outstanding at end of period	106,550	84,844	91,859	103,263	100,019	96,640	84,916	79,414	85,189	71,233

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$20.68	$21.73	$14.86	$18.80	$23.20	$22.45	$25.50	$34.85	$36.83	$36.25
Value at end of period	$21.73	$14.86	$18.80	$23.20	$22.45	$25.50	$34.85	$36.83	$36.25	$44.77
Number of accumulation units outstanding at end of period	676,367	528,457	480,037	415,574	356,546	283,186	226,560	202,789	188,234	164,878
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19
Value at end of period	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19	$15.96
Number of accumulation units outstanding at end of period	48,509	32,066	50,475	43,171	43,268	78,107	67,823	75,506	82,774	160,085
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85
Value at end of period	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85	$16.70
Number of accumulation units outstanding at end of period	9,218	16,141	32,178	38,361	33,557	61,983	60,838	67,851	78,495	123,194
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23
Value at end of period	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23	$17.13
Number of accumulation units outstanding at end of period	27,173	4,803	25,564	38,277	48,898	78,763	34,032	36,684	42,223	58,734
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.32	$11.56	$10.88	$12.47	$15.27	$16.10	$15.83
Value at end of period				$11.56	$10.88	$12.47	$15.27	$16.10	$15.83	$16.72
Number of accumulation units outstanding at end of period				516	1,023	1,623	567	588	735	19,043
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.46	$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63	$12.48
Value at end of period		$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63	$12.48	$13.16
Number of accumulation units outstanding at end of period		11	1,445	4,701	8,442	8,331	15,945	16,648	11,789	10,057
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.01	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49	$14.39
Value at end of period	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49	$14.39	$14.92
Number of accumulation units outstanding at end of period	363	0	3,327	3,148	4,006	6,060	1,367	1,252	42,525	124,437
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.34	$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56	$12.41
Value at end of period		$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56	$12.41	$13.04
Number of accumulation units outstanding at end of period		2,251	12,786	17,739	21,633	18,868	20,359	25,219	18,044	20,107
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.15	$14.85	$11.26	$13.17	$14.51	$14.65	$16.32	$18.16	$19.20	$19.01
Value at end of period	$14.85	$11.26	$13.17	$14.51	$14.65	$16.32	$18.16	$19.20	$19.01	$19.93
Number of accumulation units outstanding at end of period	66,896	54,012	58,550	43,932	38,966	36,513	33,830	31,591	34,145	29,687
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$14.32	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86	$17.50
Value at end of period	$14.32	$9.09	$11.29	$12.66	$12.19	$13.91	$16.89	$17.86	$17.50	$18.57
Number of accumulation units outstanding at end of period	165,170	110,112	99,918	74,677	71,756	67,514	61,309	64,404	66,936	67,595
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.81	$14.45	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21	$17.96
Value at end of period	$14.45	$9.96	$12.04	$13.38	$13.20	$14.88	$17.21	$18.21	$17.96	$19.00
Number of accumulation units outstanding at end of period	142,807	111,013	92,277	85,767	79,288	63,276	63,732	57,592	58,924	57,218
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.91	$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48
Value at end of period		$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48	$12.67
Number of accumulation units outstanding at end of period		240	11,857	77,140	33,749	38,540	10,323	31,450	17,302	24,039

CFI 153

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.07	$13.65	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74	$20.80
Value at end of period	$13.65	$8.52	$10.66	$12.14	$12.26	$14.08	$18.44	$20.74	$20.80	$23.04
Number of accumulation units outstanding at end of period	7,319	7,254	9,503	7,255	2,928	2,928	3,333	3,959	4,245	4,462
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.07	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88
Value at end of period	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88	$35.55
Number of accumulation units outstanding at end of period	11,543	4,843	8,298	4,993	5,884	12,352	16,719	14,023	14,057	34,235
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77
Value at end of period	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77	$31.11
Number of accumulation units outstanding at end of period	88,249	61,280	71,146	55,315	57,241	51,218	45,977	38,776	35,971	29,428
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80
Value at end of period		$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80	$13.81
Number of accumulation units outstanding at end of period		233,966	237,654	221,760	192,413	168,001	160,381	154,764	144,805	115,728
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43
Value at end of period	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43	$18.02
Number of accumulation units outstanding at end of period	57,052	79,392	74,994	110,138	113,029	118,098	99,461	99,780	93,719	70,687
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.90	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41
Value at end of period	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41	$32.71
Number of accumulation units outstanding at end of period	6,839	7,169	13,198	14,806	5,469	7,966	8,767	7,252	7,473	5,879
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.79	$10.31	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30	$15.69
Value at end of period	$10.31	$6.74	$8.34	$10.37	$10.01	$11.34	$15.75	$16.30	$15.69	$19.26
Number of accumulation units outstanding at end of period	299	771	106	1,556	3,730	3,347	4,792	4,712	4,657	6,609
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.17	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63	$22.08
Value at end of period	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63	$22.08	$24.48
Number of accumulation units outstanding at end of period	5,990	25,427	24,277	26,397	28,040	49,934	45,862	48,866	55,282	52,736
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.65	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15
Value at end of period	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15	$23.54
Number of accumulation units outstanding at end of period	109,959	87,715	79,566	73,376	61,938	52,032	56,131	48,987	49,759	31,317
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.42	$12.76	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36	$18.81
Value at end of period	$12.76	$9.70	$11.81	$13.16	$12.91	$14.45	$17.91	$19.36	$18.81	$21.51
Number of accumulation units outstanding at end of period	1,035,604	851,814	787,964	684,091	553,106	422,068	361,002	346,959	301,823	270,267
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.75	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44
Value at end of period	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44	$21.94
Number of accumulation units outstanding at end of period	20,338	16,493	13,194	18,727	22,619	82,660	143,379	140,563	154,341	161,796
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91	$18.30
Value at end of period	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91	$18.30	$20.51
Number of accumulation units outstanding at end of period	43,231	34,095	36,507	33,474	28,118	30,122	28,034	27,562	26,520	21,677

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$17.93	$11.91	$14.84	$18.11	$18.29	$21.77	$28.41	$32.41	$31.18
Value at end of period	$17.93	$11.91	$14.84	$18.11	$18.29	$21.77	$28.41	$32.41	$31.18	$35.48
Number of accumulation units outstanding at end of period	25,348	16,866	11,488	8,641	6,392	10,156	13,098	13,185	11,967	13,328
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.11	$12.78	$8.88	$11.22	$14.11	$13.81	$16.26	$22.41	$24.09	$23.02
Value at end of period	$12.78	$8.88	$11.22	$14.11	$13.81	$16.26	$22.41	$24.09	$23.02	$27.76
Number of accumulation units outstanding at end of period	7,456	7,370	9,373	12,133	14,433	29,370	44,788	51,532	47,514	56,809
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.26	$15.07	$8.93	$12.36	$14.23	$12.97	$15.66	$19.74	$20.04	$20.70
Value at end of period	$15.07	$8.93	$12.36	$14.23	$12.97	$15.66	$19.74	$20.04	$20.70	$20.58
Number of accumulation units outstanding at end of period	2,544,962	1,961,962	1,762,158	1,532,832	1,285,118	1,125,891	939,223	846,605	796,972	698,280
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.61	$11.17	$7.82	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25
Value at end of period	$11.17	$7.82	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25	$20.69
Number of accumulation units outstanding at end of period	2,163	2,364	6,533	10,342	23,731	22,025	20,806	19,830	14,315	15,127
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.47	$12.92	$9.29	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67
Value at end of period	$12.92	$9.29	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67	$24.30
Number of accumulation units outstanding at end of period	438,484	314,348	384,450	477,101	552,458	797,658	794,854	895,627	982,257	1,113,816
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.44	$14.00	$7.89	$11.47	$14.62	$13.96	$16.09	$21.57	$23.93	$24.22
Value at end of period	$14.00	$7.89	$11.47	$14.62	$13.96	$16.09	$21.57	$23.93	$24.22	$25.81
Number of accumulation units outstanding at end of period	1,029,745	893,654	817,391	783,694	660,822	590,887	519,349	482,366	434,733	372,403
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.02	$18.42	$11.75	$14.57	$16.61	$16.33	$18.99	$24.44	$26.06	$24.06
Value at end of period	$18.42	$11.75	$14.57	$16.61	$16.33	$18.99	$24.44	$26.06	$24.06	$28.36
Number of accumulation units outstanding at end of period	56,564	57,425	52,484	63,434	53,764	59,203	56,576	50,956	41,026	30,346
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.64	$18.14	$10.40	$14.75	$17.09	$16.78	$19.79	$27.34	$29.48	$32.40
Value at end of period	$18.14	$10.40	$14.75	$17.09	$16.78	$19.79	$27.34	$29.48	$32.40	$32.63
Number of accumulation units outstanding at end of period	425,736	352,773	305,839	290,430	242,212	257,931	247,232	234,154	246,058	216,203
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.34	$18.35	$9.19	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86
Value at end of period	$18.35	$9.19	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86	$16.03
Number of accumulation units outstanding at end of period	61,695	46,644	47,415	31,202	23,176	16,654	17,211	14,472	15,186	14,028
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.31	$8.27	$8.93	$7.79	$9.19	$10.97	$10.16	$9.75
Value at end of period		$6.31	$8.27	$8.93	$7.79	$9.19	$10.97	$10.16	$9.75	$9.85
Number of accumulation units outstanding at end of period		385,345	345,736	315,547	292,580	282,706	264,397	252,164	248,222	216,510
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$11.27	$6.74	$8.85	$9.46	$8.85	$10.69	$13.85	$13.36	$12.25
Value at end of period	$11.27	$6.74	$8.85	$9.46	$8.85	$10.69	$13.85	$13.36	$12.25	$13.48
Number of accumulation units outstanding at end of period	2,870	3,568	5,588	4,877	4,944	5,918	6,217	7,579	7,485	7,668
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.12	$10.51	$5.67	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19
Value at end of period	$10.51	$5.67	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19	$11.93
Number of accumulation units outstanding at end of period	39,866	23,373	74,098	48,365	53,069	62,471	74,853	70,165	70,477	60,846

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
WANGER SELECT										
Value at beginning of period	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16	$14.89
Value at end of period	$24.78	$22.04	$22.16	$21.66	$16.22	$13.81	$16.90	$13.46	$8.17	$16.16
Number of accumulation units outstanding at end of period	77,194	79,082	84,173	86,139	95,493	62,300	75,495	52,757	71,741	104,588
WANGER USA										
Value at beginning of period	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33	$13.71
Value at end of period	$25.89	$22.95	$23.28	$22.40	$16.88	$14.18	$14.81	$12.10	$8.58	$14.33
Number of accumulation units outstanding at end of period	43,616	44,903	39,904	50,473	53,021	28,775	23,154	11,530	13,157	20,392
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43	$13.03
Value at end of period	$22.47	$19.99	$20.19	$18.31	$14.00	$12.55	$11.82	$10.52	$8.91	$13.43
Number of accumulation units outstanding at end of period	277,967	305,473	378,784	407,184	488,082	582,125	647,140	782,031	841,888	1,053,903
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$35.73	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11	$22.32	$24.48
Value at end of period	$45.69	$35.73	$37.74	$35.43	$25.87	$22.98	$23.68	$19.47	$15.11	$22.32
Number of accumulation units outstanding at end of period	15,611	15,550	15,988	14,818	15,445	9,696	9,855	11,211	13,391	27,612

TABLE 19
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.30	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99	$10.24		
Value at end of period	$21.54	$21.30	$20.96	$20.18	$15.10	$13.26	$14.11	$12.99		
Number of accumulation units outstanding at end of period	14,633	13,321	8,374	9,786	10,060	8,945	10,105	4,246		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.15	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63	$7.96		
Value at end of period	$17.24	$16.15	$16.36	$14.47	$11.88	$10.77	$11.07	$9.63		
Number of accumulation units outstanding at end of period	108,039	142,446	186,391	194,063	265,698	199,120	109,431	19,265		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.26	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92	$8.16		
Value at end of period	$17.63	$16.26	$16.88	$15.60	$12.13	$11.16	$11.04	$9.92		
Number of accumulation units outstanding at end of period	222,064	271,386	334,337	350,731	398,801	307,773	196,018	44,451		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72	$10.10		
Value at end of period	$12.28	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72		
Number of accumulation units outstanding at end of period	118,745	110,548	124,216	155,781	327,961	296,243	95,860	59,424		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.32	$9.67								
Value at end of period	$9.87	$9.32								
Number of accumulation units outstanding at end of period	25,434	1,226								

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$10.32	$11.57	$10.17	$12.13	$17.41	$19.15	$18.21
Value at end of period				$11.57	$10.17	$12.13	$17.41	$19.15	$18.21	$20.87
Number of accumulation units outstanding at end of period				10,374	37,166	35,479	46,850	48,308	59,906	53,096
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.25	$5.77	$8.00	$8.40	$7.72	$9.60	$11.92	$11.70	$11.15
Value at end of period		$5.77	$8.00	$8.40	$7.72	$9.60	$11.92	$11.70	$11.15	$9.99
Number of accumulation units outstanding at end of period		7,623	22,282	40,839	37,155	44,933	27,633	35,209	47,746	44,125
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.81	$11.74	$10.88	$12.56	$18.00	$19.58	$17.41
Value at end of period				$11.74	$10.88	$12.56	$18.00	$19.58	$17.41	$21.41
Number of accumulation units outstanding at end of period				20,466	62,050	77,648	126,217	147,479	133,810	109,199
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$9.08	$9.16
Value at end of period									$9.16	$10.48
Number of accumulation units outstanding at end of period									1,929	17,829
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.48	$12.63	$15.74	$15.51	$17.41	$23.01	$24.28	$22.41
Value at end of period			$12.63	$15.74	$15.51	$17.41	$23.01	$24.28	$22.41	$27.18
Number of accumulation units outstanding at end of period			1,096	10,707	34,683	31,165	11,276	8,693	6,003	6,135
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.50	$18.84	$12.83	$15.94	$17.72	$18.37	$20.13	$23.55	$25.59	$24.82
Value at end of period	$18.84	$12.83	$15.94	$17.72	$18.37	$20.13	$23.55	$25.59	$24.82	$26.55
Number of accumulation units outstanding at end of period	140,885	139,551	128,599	132,391	116,153	94,322	69,557	58,439	55,701	49,113
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.87	$9.48	$10.88	$11.12	$14.35	$14.94
Value at end of period					$9.48	$10.88	$11.12	$14.35	$14.94	$15.65
Number of accumulation units outstanding at end of period					2,181	9,087	5,785	20,526	28,619	26,810
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.28	$6.19	$7.81	$9.01	$8.48	$9.66	$12.54	$13.89	$13.46
Value at end of period		$6.19	$7.81	$9.01	$8.48	$9.66	$12.54	$13.89	$13.46	$15.33
Number of accumulation units outstanding at end of period		16,827	37,926	49,937	51,265	37,549	17,726	23,177	23,411	26,622
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.91	$6.10	$7.99	$9.74	$9.25	$10.68	$14.31	$15.89	$14.94
Value at end of period		$6.10	$7.99	$9.74	$9.25	$10.68	$14.31	$15.89	$14.94	$16.88
Number of accumulation units outstanding at end of period		7,723	11,624	23,624	24,038	20,656	11,022	19,635	12,223	10,933
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$11.31	$12.06	$12.61	$11.69
Value at end of period							$12.06	$12.61	$11.69	$15.19
Number of accumulation units outstanding at end of period							572	10,803	5,734	6,523

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.65	$19.62	$11.56	$15.95	$17.30	$14.82	$17.52	$20.88	$20.15	$19.82
Value at end of period	$19.62	$11.56	$15.95	$17.30	$14.82	$17.52	$20.88	$20.15	$19.82	$19.78
Number of accumulation units outstanding at end of period	325,211	457,664	466,338	835,651	859,240	837,533	446,367	392,544	364,707	323,378
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.83	$34.77	$19.82	$26.67	$31.00	$29.96	$34.58	$45.02	$49.97	$49.88
Value at end of period	$34.77	$19.82	$26.67	$31.00	$29.96	$34.58	$45.02	$49.97	$49.88	$53.42
Number of accumulation units outstanding at end of period	847,162	884,693	3,944,179	1,176,377	1,116,432	1,000,920	600,310	558,194	478,842	433,823
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.93	$24.09	$13.70	$17.69	$20.19	$20.22	$23.52	$29.88	$32.21	$30.67
Value at end of period	$24.09	$13.70	$17.69	$20.19	$20.22	$23.52	$29.88	$32.21	$30.67	$35.89
Number of accumulation units outstanding at end of period	485,693	442,827	373,154	400,126	391,909	354,942	267,747	244,080	224,952	194,391
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.93	$22.58	$11.83	$15.04	$18.52	$18.40	$20.93	$28.29	$31.22	$33.18
Value at end of period	$22.58	$11.83	$15.04	$18.52	$18.40	$20.93	$28.29	$31.22	$33.18	$33.16
Number of accumulation units outstanding at end of period	789,960	732,400	664,733	833,329	778,909	630,571	376,622	364,061	307,323	261,540
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.47	$23.81	$13.27	$16.64	$18.67	$15.33	$18.36	$23.74	$21.64	$22.23
Value at end of period	$23.81	$13.27	$16.64	$18.67	$15.33	$18.36	$23.74	$21.64	$22.23	$20.93
Number of accumulation units outstanding at end of period	118,882	126,656	93,123	104,101	106,236	68,007	44,259	40,123	42,131	48,939
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.66	$18.06	$11.99	$15.36	$19.53	$18.63	$21.87	$29.55	$29.46	$27.06
Value at end of period	$18.06	$11.99	$15.36	$19.53	$18.63	$21.87	$29.55	$29.46	$27.06	$34.93
Number of accumulation units outstanding at end of period	174,003	176,258	181,624	205,681	179,324	148,848	97,961	84,779	67,201	66,830
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.10	$6.11	$8.08	$9.14	$8.89	$10.32	$13.45	$14.52	$14.88
Value at end of period		$6.11	$8.08	$9.14	$8.89	$10.32	$13.45	$14.52	$14.88	$16.60
Number of accumulation units outstanding at end of period		57,982	141,752	231,632	254,777	234,545	150,094	156,007	136,136	138,835
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$10.13	$12.30	$13.72	$12.75	$13.96	$17.88	$18.53	$17.57
Value at end of period			$12.30	$13.72	$12.75	$13.96	$17.88	$18.53	$17.57	$19.52
Number of accumulation units outstanding at end of period			1,350	11,936	11,937	10,089	6,168	5,039	5,262	5,011
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$36.04	$50.07	$53.84	$56.06
Value at end of period						$36.04	$50.07	$53.84	$56.06	$56.84
Number of accumulation units outstanding at end of period						47,093	36,778	37,749	32,797	27,770
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.27	$11.01	$7.62	$9.70	$10.53	$10.44	$11.79	$15.11	$16.20	$15.13
Value at end of period	$11.01	$7.62	$9.70	$10.53	$10.44	$11.79	$15.11	$16.20	$15.13	$16.55
Number of accumulation units outstanding at end of period	206,829	199,413	188,093	209,384	184,224	164,930	121,050	112,910	103,061	93,868
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$11.29	$10.43
Value at end of period									$10.43	$10.52
Number of accumulation units outstanding at end of period									16,076	2,606
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.35	$29.98	$25.02	$31.23	$33.56	$33.82	$38.10	$45.39	$48.84	$48.72
Value at end of period	$29.98	$25.02	$31.23	$33.56	$33.82	$38.10	$45.39	$48.84	$48.72	$50.54
Number of accumulation units outstanding at end of period	13	18	20	13	0	0	0	0	0	0

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$38.34	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46	$22.33	$18.46
Value at end of period	$42.72	$38.34	$37.17	$33.32	$25.38	$21.83	$22.33	$17.89	$12.46	$22.33
Number of accumulation units outstanding at end of period	0	0	0	0	140	140	438	527	523	809
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$28.82	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60	$19.59	$18.46
Value at end of period	$29.28	$28.82	$29.00	$27.87	$28.15	$26.20	$24.76	$23.12	$20.60	$19.59
Number of accumulation units outstanding at end of period	1	1	1	1	1	1	1	21	21	78
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.84	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79	$23.30	$21.44
Value at end of period	$27.16	$26.84	$27.70	$26.00	$20.42	$17.15	$20.05	$17.46	$12.79	$23.30
Number of accumulation units outstanding at end of period	4	4	4	4	83	83	92	97	95	352
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$31.72	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37	$20.70	$18.14
Value at end of period	$31.61	$31.72	$30.36	$27.10	$20.97	$17.83	$18.99	$16.73	$12.37	$20.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	21	32	28	55
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.95	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17	$10.26	
Value at end of period	$21.20	$16.95	$17.73	$17.02	$12.66	$11.00	$11.30	$9.14	$7.17	
Number of accumulation units outstanding at end of period	34,989	35,201	46,533	56,748	83,154	67,440	17,882	6,653	3,415	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.98	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12	$15.17	$15.21
Value at end of period	$24.22	$20.98	$21.99	$19.89	$15.39	$13.55	$14.24	$11.45	$9.12	$15.17
Number of accumulation units outstanding at end of period	74,451	79,451	103,207	116,289	314,284	369,791	379,554	1,405,638	248,848	249,295
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.12									
Value at end of period	$10.10									
Number of accumulation units outstanding at end of period	1,478									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.12	$10.22	$9.73	$9.56						
Value at end of period	$10.27	$10.12	$10.22	$9.73						
Number of accumulation units outstanding at end of period	279,620	226,445	172,723	79,530						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.91	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91	$11.41	$10.72
Value at end of period	$18.42	$16.91	$17.15	$15.68	$11.46	$10.43	$10.85	$8.93	$6.91	$11.41
Number of accumulation units outstanding at end of period	16,164	21,071	26,325	25,904	38,957	44,935	40,294	11,605	9,811	5,253
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.64	$22.64	$22.13	$17.61	$14.70	$16.05	$14.36	$10.54	$17.10	$14.88
Value at end of period	$23.87	$23.64	$22.64	$22.13	$17.61	$14.70	$16.05	$14.36	$10.54	$17.10
Number of accumulation units outstanding at end of period	116,682	110,663	134,768	143,805	210,200	220,524	217,611	149,704	139,487	104,832
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$66.46	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84	$67.60	$50.94
Value at end of period	$70.44	$66.46	$77.99	$82.63	$76.91	$64.18	$79.04	$62.77	$34.84	$67.60
Number of accumulation units outstanding at end of period	87,264	96,010	115,730	134,579	216,286	215,906	219,498	143,670	111,277	106,360
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$35.28	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35	$25.88	$24.55
Value at end of period	$35.01	$35.28	$34.24	$33.75	$26.74	$22.24	$24.46	$21.27	$15.35	$25.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	258	568	538	470	461

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$15.61	$16.97	$14.44	$17.01	$19.39	$19.39	$21.83	$21.62	$22.04	$21.36
Value at end of period	$16.97	$14.44	$17.01	$19.39	$19.39	$21.83	$21.62	$22.04	$21.36	$22.56
Number of accumulation units outstanding at end of period	232	227	227	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.40	$13.13	$8.09	$11.01	$13.47	$13.06	$15.28	$21.37	$23.72	$22.13
Value at end of period	$13.13	$8.09	$11.01	$13.47	$13.06	$15.28	$21.37	$23.72	$22.13	$25.90
Number of accumulation units outstanding at end of period	45,506	56,609	46,806	57,247	53,134	46,866	68,079	62,838	59,324	36,720
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.33	$13.38	$9.19	$11.06	$12.27	$11.94	$13.18	$15.20	$16.28	$16.06
Value at end of period	$13.38	$9.19	$11.06	$12.27	$11.94	$13.18	$15.20	$16.28	$16.06	$16.85
Number of accumulation units outstanding at end of period	126,835	162,971	142,011	201,786	195,165	163,026	81,254	82,914	63,314	53,579
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$6.82	$5.42
Value at end of period									$5.42	$6.15
Number of accumulation units outstanding at end of period									216	2,693
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.94	$11.99	$11.05	$12.97	$13.90	$15.39	$16.60	$14.94	$15.27	$14.73
Value at end of period	$11.99	$11.05	$12.97	$13.90	$15.39	$16.60	$14.94	$15.27	$14.73	$15.37
Number of accumulation units outstanding at end of period	100,830	239,600	288,706	400,759	439,230	482,222	265,363	216,239	154,404	134,813
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.06	$12.76	$5.29	$9.16	$10.53	$7.99	$8.88	$8.63	$7.48	$6.28
Value at end of period	$12.76	$5.29	$9.16	$10.53	$7.99	$8.88	$8.63	$7.48	$6.28	$6.62
Number of accumulation units outstanding at end of period	79,218	106,502	163,138	177,578	171,313	146,900	68,567	60,306	47,014	46,371
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.61	$12.18	$7.80	$12.41	$14.53	$14.16	$16.30	$18.11	$17.97	$17.12
Value at end of period	$12.18	$7.80	$12.41	$14.53	$14.16	$16.30	$18.11	$17.97	$17.12	$19.39
Number of accumulation units outstanding at end of period	41,569	55,749	43,503	62,843	68,300	86,662	61,334	64,768	42,123	38,537
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.96	$5.46	$8.32	$10.31	$8.76	$10.60	$13.59	$13.72	$13.96
Value at end of period		$5.46	$8.32	$10.31	$8.76	$10.60	$13.59	$13.72	$13.96	$14.65
Number of accumulation units outstanding at end of period		2,311	3,193	32,025	40,921	44,881	23,918	20,787	31,954	20,545
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.00	$9.94
Value at end of period									$9.94	$9.98
Number of accumulation units outstanding at end of period									61,159	95,464
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.58	$13.83	$14.57	$17.18	$19.19	$18.58	$21.33	$21.62	$21.78	$20.67
Value at end of period	$13.83	$14.57	$17.18	$19.19	$18.58	$21.33	$21.62	$21.78	$20.67	$21.77
Number of accumulation units outstanding at end of period	129,693	251,583	292,953	648,907	708,559	740,227	507,281	454,160	361,702	315,482
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$9.96	$8.72	$9.93	$10.56	$11.15	$11.71	$11.38	$11.91	$11.84
Value at end of period		$8.72	$9.93	$10.56	$11.15	$11.71	$11.38	$11.91	$11.84	$12.06
Number of accumulation units outstanding at end of period		24,007	53,288	78,642	89,164	85,105	55,975	54,183	43,982	42,219

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.56	$21.60	$19.94	$15.02	$12.57	$13.33	$11.97	$8.97	$14.85	$13.51
Value at end of period	$24.25	$22.56	$21.60	$19.94	$15.02	$12.57	$13.33	$11.97	$8.97	$14.85
Number of accumulation units outstanding at end of period	345,287	379,217	487,442	529,707	927,583	1,035,804	1,102,940	758,979	688,355	496,556
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$2.43	$3.34	$3.68	$7.63	$8.76	$9.85				
Value at end of period	$3.52	$2.43	$3.34	$3.68	$7.63	$8.76				
Number of accumulation units outstanding at end of period	81,544	33,511	74,233	35,846	63,903	34,967				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.11	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50	$21.74	$20.77
Value at end of period	$28.99	$27.11	$27.86	$26.45	$22.86	$20.29	$20.73	$18.33	$15.50	$21.74
Number of accumulation units outstanding at end of period	334,238	375,251	386,823	420,303	509,261	579,153	711,836	983,558	803,014	996,955
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.64	$9.65								
Value at end of period	$10.69	$9.64								
Number of accumulation units outstanding at end of period	16,275	7,286								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.51	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86	$11.77	$10.91
Value at end of period	$14.24	$13.51	$14.09	$14.30	$15.02	$14.04	$13.66	$11.89	$9.86	$11.77
Number of accumulation units outstanding at end of period	7,059	7,401	215,658	254,381	408,264	520,265	518,781	452,814	487,485	466,212
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.37	$10.02								
Value at end of period	$9.85	$9.37								
Number of accumulation units outstanding at end of period	148,434	180,652								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.75	$10.23								
Value at end of period	$10.32	$9.75								
Number of accumulation units outstanding at end of period	89	31								
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$11.56									
Value at end of period	$11.44									
Number of accumulation units outstanding at end of period	432									
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.76	$13.87	$13.99	$14.11	$14.22	$14.34	$14.43	$14.50	$14.25	$13.67
Value at end of period	$13.67	$13.76	$13.87	$13.99	$14.11	$14.22	$14.34	$14.43	$14.50	$14.25
Number of accumulation units outstanding at end of period	476,322	418,772	476,255	520,334	775,269	962,863	1,027,800	2,663,562	931,952	745,229
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.71	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15	$18.03	$16.93
Value at end of period	$27.98	$25.71	$26.30	$23.96	$18.49	$16.11	$16.29	$14.39	$11.15	$18.03
Number of accumulation units outstanding at end of period	1,475,984	1,636,824	1,830,797	2,004,196	2,057,235	2,300,921	2,660,095	2,711,135	2,990,615	3,430,110
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90	$11.58	$11.35
Value at end of period	$20.27	$17.83	$18.36	$18.30	$17.47	$15.45	$14.93	$13.18	$8.90	$11.58
Number of accumulation units outstanding at end of period	39,996	44,108	47,111	51,132	93,032	69,062	63,763	54,266	29,565	30,917

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.75	$23.70	$14.75	$18.02	$20.36	$20.17	$22.89	$30.17	$34.06	$34.06
Value at end of period	$23.70	$14.75	$18.02	$20.36	$20.17	$22.89	$30.17	$34.06	$34.06	$37.24
Number of accumulation units outstanding at end of period	707,223	595,014	485,099	804,575	722,676	663,926	280,990	254,006	231,271	192,071
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.08	$24.15	$14.95	$19.52	$23.60	$23.13	$26.99	$36.02	$39.12	$38.10
Value at end of period	$24.15	$14.95	$19.52	$23.60	$23.13	$26.99	$36.02	$39.12	$38.10	$44.63
Number of accumulation units outstanding at end of period	461,298	424,192	1,883,764	639,954	632,017	563,136	205,748	184,929	163,478	144,888
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.18	$16.91	$11.13	$13.78	$16.79	$16.52	$18.41	$26.05	$27.24	$26.14
Value at end of period	$16.91	$11.13	$13.78	$16.79	$16.52	$18.41	$26.05	$27.24	$26.14	$33.00
Number of accumulation units outstanding at end of period	257,974	209,995	203,368	390,762	386,222	341,962	151,326	139,402	119,734	107,403
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.35	$18.23	$16.55	$18.31	$19.94	$21.26	$23.06	$22.84	$24.15	$24.09
Value at end of period	$18.23	$16.55	$18.31	$19.94	$21.26	$23.06	$22.84	$24.15	$24.09	$24.92
Number of accumulation units outstanding at end of period	793,568	775,032	4,166,774	695,236	603,778	565,573	345,648	329,713	537,387	479,957
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.35	$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26	$9.10
Value at end of period		$5.93	$7.52	$8.04	$7.00	$8.24	$9.93	$9.26	$9.10	$9.10
Number of accumulation units outstanding at end of period		760	99,216	131,553	135,054	114,778	78,444	70,467	59,283	79,172
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.34	$12.11	$15.73	$17.72	$18.69
Value at end of period					$10.34	$12.11	$15.73	$17.72	$18.69	$19.26
Number of accumulation units outstanding at end of period					520,953	512,821	422,232	638,608	653,440	544,628
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.39	$9.17	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90	$13.16
Value at end of period	$9.17	$6.36	$7.10	$8.40	$8.63	$9.81	$12.73	$13.90	$13.16	$14.87
Number of accumulation units outstanding at end of period	452,257	626,385	568,780	796,575	1,329,537	1,092,165	753,226	768,193	618,890	537,071
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.19	$15.20	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88	$26.79
Value at end of period	$15.20	$9.40	$13.18	$17.04	$16.81	$19.03	$24.91	$26.88	$26.79	$28.50
Number of accumulation units outstanding at end of period	24,144	36,423	40,540	64,503	112,532	128,066	150,017	130,085	116,587	97,600
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$11.31	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06	$15.87
Value at end of period	$11.31	$7.34	$9.06	$10.43	$9.90	$10.84	$14.05	$16.06	$15.87	$17.12
Number of accumulation units outstanding at end of period	38,092	50,525	63,017	65,448	82,790	57,091	39,812	34,897	44,223	25,732
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.57	$14.06	$14.52	$16.49	$21.58	$24.20	$25.82
Value at end of period			$12.57	$14.06	$14.52	$16.49	$21.58	$24.20	$25.82	$27.29
Number of accumulation units outstanding at end of period			6,997	17,174	26,639	41,107	24,280	38,229	26,374	64,517
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.18	$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49	$15.68
Value at end of period		$6.64	$8.15	$9.07	$9.22	$10.56	$13.83	$15.49	$15.68	$17.24
Number of accumulation units outstanding at end of period		3,064	22,724	55,122	87,375	114,521	86,112	111,186	126,337	130,883

CFI 162

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.86	$13.07	$13.03	$14.98	$19.53	$21.72	$20.73
Value at end of period			$11.86	$13.07	$13.03	$14.98	$19.53	$21.72	$20.73	$23.70
Number of accumulation units outstanding at end of period			2,500	14,150	17,663	19,806	19,856	25,041	28,899	27,377
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S) (Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.85	$16.04	$15.55	$17.81	$23.82	$26.24	$25.82
Value at end of period			$12.85	$16.04	$15.55	$17.81	$23.82	$26.24	$25.82	$27.34
Number of accumulation units outstanding at end of period			10,011	11,021	17,037	14,178	9,953	12,946	11,345	13,118
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during June 2008)										
Value at beginning of period		$10.14	$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17	$16.55
Value at end of period		$5.93	$8.24	$10.23	$9.95	$11.55	$15.37	$17.17	$16.55	$18.61
Number of accumulation units outstanding at end of period		8,430	41,149	89,065	88,858	94,416	77,727	67,772	63,291	103,950
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during June 2008)										
Value at beginning of period		$10.22	$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20	$16.28
Value at end of period		$6.97	$8.74	$10.96	$10.44	$12.01	$16.53	$17.20	$16.28	$19.55
Number of accumulation units outstanding at end of period		4,718	28,053	87,502	98,853	93,430	82,384	71,889	55,898	52,808
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.08	$9.91	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11	$17.79
Value at end of period	$9.91	$6.44	$8.37	$10.98	$10.98	$12.54	$17.29	$18.11	$17.79	$20.01
Number of accumulation units outstanding at end of period	27,543	33,603	33,672	63,956	77,145	76,436	65,830	72,217	78,660	64,203
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.96	$30.41	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37	$50.53
Value at end of period	$30.41	$20.79	$26.29	$32.43	$31.35	$35.60	$48.63	$51.37	$50.53	$62.38
Number of accumulation units outstanding at end of period	184,068	179,454	167,456	208,726	201,089	183,198	88,990	77,999	69,116	69,205
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.21	$12.67	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25	$15.11
Value at end of period	$12.67	$8.31	$10.36	$11.69	$11.23	$12.63	$14.57	$15.25	$15.11	$15.86
Number of accumulation units outstanding at end of period	118,560	278,523	378,624	566,984	627,871	586,555	470,495	490,009	396,471	348,364
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.56	$13.11	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98	$15.76
Value at end of period	$13.11	$8.19	$10.42	$11.84	$11.20	$12.78	$15.25	$15.98	$15.76	$16.61
Number of accumulation units outstanding at end of period	165,297	293,654	395,959	380,933	350,483	286,876	232,790	238,315	190,230	158,769
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.90	$13.53	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44	$16.15
Value at end of period	$13.53	$8.07	$10.39	$11.86	$11.15	$12.77	$15.63	$16.44	$16.15	$17.03
Number of accumulation units outstanding at end of period	75,669	205,963	325,382	380,015	454,772	386,928	339,961	337,320	288,621	277,239
VOYA SOLUTION 2055 PORTFOLIO (CLASS S) (Funds were first received in this option during September 2010)										
Value at beginning of period				$10.11	$11.55	$10.87	$12.45	$15.25	$16.06	$15.79
Value at end of period				$11.55	$10.87	$12.45	$15.25	$16.06	$15.79	$16.66
Number of accumulation units outstanding at end of period				75	3,879	6,499	8,777	12,060	13,042	15,677
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S) (Funds were first received in this option during September 2008)										
Value at beginning of period		$9.00	$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59	$12.43
Value at end of period		$6.93	$8.54	$9.55	$9.24	$10.41	$11.94	$12.59	$12.43	$13.10
Number of accumulation units outstanding at end of period		607	942	2,070	2,976	3,290	7,719	8,026	3,531	2,335

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.00	$11.47	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42	$14.32
Value at end of period	$11.47	$9.48	$11.02	$11.97	$11.92	$12.97	$13.76	$14.42	$14.32	$14.83
Number of accumulation units outstanding at end of period	44,500	22,488	21,320	89,473	89,840	85,713	89,600	76,994	218,081	186,610
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.67	$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52	$12.37
Value at end of period		$7.66	$9.13	$10.07	$9.92	$11.01	$11.96	$12.52	$12.37	$12.98
Number of accumulation units outstanding at end of period		2,658	4,558	4,726	5,233	6,705	12,986	14,670	16,073	7,978
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.77	$18.64	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01	$23.76
Value at end of period	$18.64	$14.12	$16.51	$18.18	$18.35	$20.43	$22.71	$24.01	$23.76	$24.90
Number of accumulation units outstanding at end of period	47,464	61,179	58,985	57,599	59,962	65,165	50,138	52,698	40,994	38,268
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.13	$19.92	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75	$24.25
Value at end of period	$19.92	$12.63	$15.69	$17.58	$16.93	$19.30	$23.42	$24.75	$24.25	$25.71
Number of accumulation units outstanding at end of period	110,242	137,569	140,891	169,435	177,328	149,559	102,790	100,205	96,132	81,748
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.21	$19.04	$13.13	$15.86	$17.62	$17.37	$19.56	$22.61	$23.92	$23.58
Value at end of period	$19.04	$13.13	$15.86	$17.62	$17.37	$19.56	$22.61	$23.92	$23.58	$24.94
Number of accumulation units outstanding at end of period	90,782	92,821	87,162	91,534	84,516	81,174	65,457	59,910	38,968	29,497
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.71	$10.21	$10.72	$11.28	$11.99	$12.35	$11.93	$12.51	$12.43
Value at end of period		$10.21	$10.72	$11.28	$11.99	$12.35	$11.93	$12.51	$12.43	$12.61
Number of accumulation units outstanding at end of period		1,177	6,588	13,893	35,917	37,982	19,479	20,164	18,129	14,596
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.03	$15.44	$11.24	$15.12	$18.30	$17.57	$20.27	$26.40	$29.44	$28.69
Value at end of period	$15.44	$11.24	$15.12	$18.30	$17.57	$20.27	$26.40	$29.44	$28.69	$35.29
Number of accumulation units outstanding at end of period	23,206	25,080	1,366,360	67,038	79,174	92,662	76,952	67,183	54,789	58,749
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$18.71	$10.90	$14.61	$18.33	$18.58	$22.04	$30.35	$31.40	$29.56
Value at end of period	$18.71	$10.90	$14.61	$18.33	$18.58	$22.04	$30.35	$31.40	$29.56	$30.88
Number of accumulation units outstanding at end of period	120,294	167,687	1,172,882	233,223	234,209	194,465	131,576	115,506	88,611	78,296
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.90	$10.26	$9.65	$12.07	$12.44	$14.07	$13.75
Value at end of period		$6.71	$8.90	$10.26	$9.65	$12.07	$12.44	$14.07	$13.75	$13.75
Number of accumulation units outstanding at end of period		213,772	221,504	258,022	221,527	219,034	148,874	141,097	128,213	103,842
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.33	$10.06	$6.13	$8.26	$10.48	$11.38	$13.04	$13.20	$16.99	$17.34
Value at end of period	$10.06	$6.13	$8.26	$10.48	$11.38	$13.04	$13.20	$16.99	$17.34	$17.93
Number of accumulation units outstanding at end of period	59,647	131,923	182,569	340,318	345,317	398,169	245,796	224,084	187,278	153,285
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.85	$21.53	$12.97	$16.93	$18.81	$17.78	$19.79	$26.44	$29.58	$30.20
Value at end of period	$21.53	$12.97	$16.93	$18.81	$17.78	$19.79	$26.44	$29.58	$30.20	$32.46
Number of accumulation units outstanding at end of period	19,407	22,012	22,577	29,481	33,072	24,468	17,056	19,596	17,446	17,441
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.09	$10.30	$6.73	$8.33	$10.35	$9.98	$11.30	$15.69	$16.23	$15.62
Value at end of period	$10.30	$6.73	$8.33	$10.35	$9.98	$11.30	$15.69	$16.23	$15.62	$19.15
Number of accumulation units outstanding at end of period	1,962	6,609	8,131	13,659	24,662	16,883	16,681	17,346	25,450	12,324

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® FMRSM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.15	$14.93	$9.01	$12.44	$15.83	$13.97	$15.88	$21.42	$22.52	$21.96
Value at end of period	$14.93	$9.01	$12.44	$15.83	$13.97	$15.88	$21.42	$22.52	$21.96	$24.34
Number of accumulation units outstanding at end of period	35,304	73,161	99,301	168,496	186,164	178,516	111,754	109,169	88,313	66,599
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.61	$14.16	$8.92	$11.36	$12.97	$12.59	$14.82	$19.83	$21.46	$20.01
Value at end of period	$14.16	$8.92	$11.36	$12.97	$12.59	$14.82	$19.83	$21.46	$20.01	$23.37
Number of accumulation units outstanding at end of period	177,164	146,396	143,053	174,898	192,605	178,077	94,022	83,032	70,335	56,640
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.42	$12.76	$9.69	$11.37	$13.13	$12.88	$14.40	$17.85	$18.59	$18.72
Value at end of period	$12.76	$9.69	$11.37	$13.13	$12.88	$14.40	$17.85	$18.59	$18.72	$21.40
Number of accumulation units outstanding at end of period	910,278	759,860	683,722	709,622	641,967	567,491	396,535	447,251	5,064	4,452
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.73	$12.95	$8.71	$10.70	$11.93	$11.58	$13.15	$17.46	$19.06	$18.34
Value at end of period	$12.95	$8.71	$10.70	$11.93	$11.58	$13.15	$17.46	$19.06	$18.34	$21.81
Number of accumulation units outstanding at end of period	28,159	41,382	55,430	68,347	70,195	54,916	42,525	36,353	47,912	45,854
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.10	$24.85	$12.01	$20.42	$24.36	$19.74	$23.32	$21.79	$21.81	$18.21
Value at end of period	$24.85	$12.01	$20.42	$24.36	$19.74	$23.32	$21.79	$21.81	$18.21	$20.39
Number of accumulation units outstanding at end of period	71,156	59,973	65,793	84,290	87,365	83,549	49,048	44,702	42,774	44,501
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.62	$17.88	$11.87	$14.79	$18.03	$18.20	$21.66	$28.25	$32.21	$30.97
Value at end of period	$17.88	$11.87	$14.79	$18.03	$18.20	$21.66	$28.25	$32.21	$30.97	$35.22
Number of accumulation units outstanding at end of period	55,300	63,941	58,394	68,712	69,870	82,359	67,543	64,891	58,032	40,197
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.10	$12.77	$8.87	$11.20	$14.07	$13.76	$16.20	$22.31	$23.97	$22.89
Value at end of period	$12.77	$8.87	$11.20	$14.07	$13.76	$16.20	$22.31	$23.97	$22.89	$27.60
Number of accumulation units outstanding at end of period	9,661	10,255	12,595	17,864	24,633	41,836	37,725	45,111	41,225	56,153
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.68	$15.07	$8.55	$12.34	$14.20	$12.94	$15.61	$19.68	$19.96	$20.61
Value at end of period	$15.07	$8.55	$12.34	$14.20	$12.94	$15.61	$19.68	$19.96	$20.61	$20.48
Number of accumulation units outstanding at end of period	1,780,228	1,562,268	1,381,472	1,510,577	1,382,994	1,185,795	742,356	670,738	8,378	7,703
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.60	$11.16	$7.81	$12.94	$15.27	$15.04	$17.32	$19.30	$19.20	$18.16
Value at end of period	$11.16	$7.81	$12.94	$15.27	$15.04	$17.32	$19.30	$19.20	$18.16	$20.58
Number of accumulation units outstanding at end of period	10,869	19,694	37,649	47,779	82,899	93,907	115,502	125,539	89,851	83,165
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.46	$12.90	$9.27	$12.25	$13.85	$14.13	$16.04	$19.43	$21.61	$22.54
Value at end of period	$12.90	$9.27	$12.25	$13.85	$14.13	$16.04	$19.43	$21.61	$22.54	$24.15
Number of accumulation units outstanding at end of period	309,824	600,671	676,518	1,878,983	2,160,104	2,253,958	1,525,312	1,306,268	1,350,763	1,322,855
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.04	$13.54	$7.63	$11.45	$14.59	$13.93	$15.52	$20.81	$23.07	$24.11
Value at end of period	$13.54	$7.63	$11.45	$14.59	$13.93	$15.52	$20.81	$23.07	$24.11	$25.68
Number of accumulation units outstanding at end of period	1,097,828	985,769	906,219	868,037	722,973	626,492	476,948	441,390	8,135	7,380
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.96	$18.35	$11.70	$14.50	$16.53	$16.24	$18.88	$24.28	$25.87	$23.88
Value at end of period	$18.35	$11.70	$14.50	$16.53	$16.24	$18.88	$24.28	$25.87	$23.88	$28.13
Number of accumulation units outstanding at end of period	56,015	59,740	4,520,640	172,681	182,117	173,229	127,647	118,320	94,433	99,865
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.04	$25.10	$14.38	$20.39	$23.62	$23.17	$27.32	$37.72	$40.66	$44.67
Value at end of period	$25.10	$14.38	$20.39	$23.62	$23.17	$27.32	$37.72	$40.66	$44.67	$44.96
Number of accumulation units outstanding at end of period	336,596	321,691	854,178	469,522	448,410	402,708	192,543	180,920	179,130	157,044

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.33	$18.32	$9.17	$12.52	$14.12	$12.27	$14.45	$16.38	$16.06	$15.78
Value at end of period	$18.32	$9.17	$12.52	$14.12	$12.27	$14.45	$16.38	$16.06	$15.78	$15.94
Number of accumulation units outstanding at end of period	29,751	42,129	45,894	46,122	37,592	34,542	21,234	21,142	17,646	13,104
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.30	$8.26	$8.92	$7.78	$9.17	$10.94	$10.13	$9.71
Value at end of period		$6.30	$8.26	$8.92	$7.78	$9.17	$10.94	$10.13	$9.71	$9.80
Number of accumulation units outstanding at end of period		549,115	523,033	521,249	395,047	477,762	320,304	284,477	254,609	226,049
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$11.26	$6.73	$8.83	$9.44	$8.82	$10.65	$13.80	$13.30	$12.19
Value at end of period	$11.26	$6.73	$8.83	$9.44	$8.82	$10.65	$13.80	$13.30	$12.19	$13.40
Number of accumulation units outstanding at end of period	26,158	36,305	46,004	60,870	77,511	72,726	69,690	69,780	54,426	44,486
WANGER INTERNATIONAL										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.39	$10.51	$5.67	$8.42	$10.42	$8.83	$10.64	$12.91	$12.23	$12.14
Value at end of period	$10.51	$5.67	$8.42	$10.42	$8.83	$10.64	$12.91	$12.23	$12.14	$11.87
Number of accumulation units outstanding at end of period	29,170	62,225	111,338	275,242	259,694	287,113	233,371	219,155	188,357	145,585
WANGER SELECT										
Value at beginning of period	$14.87	$16.13	$8.15	$13.43	$16.85	$13.75	$16.15	$21.55	$22.04	$21.91
Value at end of period	$16.13	$8.15	$13.43	$16.85	$13.75	$16.15	$21.55	$22.04	$21.91	$24.63
Number of accumulation units outstanding at end of period	154,764	228,012	294,722	404,307	343,889	291,971	178,817	155,860	123,767	105,772
WANGER USA										
Value at beginning of period	$13.69	$14.31	$8.56	$12.07	$14.76	$14.12	$16.81	$22.29	$23.16	$22.82
Value at end of period	$14.31	$8.56	$12.07	$14.76	$14.12	$16.81	$22.29	$23.16	$22.82	$25.72
Number of accumulation units outstanding at end of period	95,012	115,162	145,350	179,661	183,421	150,414	110,916	94,434	78,578	66,622
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$13.01	$13.41	$8.89	$10.49	$11.78	$12.50	$13.94	$18.22	$20.08	$19.87
Value at end of period	$13.41	$8.89	$10.49	$11.78	$12.50	$13.94	$18.22	$20.08	$19.87	$22.33
Number of accumulation units outstanding at end of period	293,251	342,968	325,085	455,530	452,720	443,507	226,825	226,391	206,608	258,374
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.41	$22.24	$15.05	$19.38	$23.56	$22.85	$25.71	$35.20	$37.47	$35.46
Value at end of period	$22.24	$15.05	$19.38	$23.56	$22.85	$25.71	$35.20	$37.47	$35.46	$45.31
Number of accumulation units outstanding at end of period	80,955	102,484	108,555	150,993	130,373	125,164	74,900	67,657	55,199	48,500

TABLE 20

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.52	$12.98	$14.10	$13.24	$15.07	$20.13	$20.91	$21.23
Value at end of period			$12.98	$14.10	$13.24	$15.07	$20.13	$20.91	$21.23	$21.46
Number of accumulation units outstanding at end of period			244	1,784	0	0	0	0	17	81

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.24	$9.63	$11.06	$10.76	$11.85	$14.43	$16.31	$16.09
Value at end of period			$9.63	$11.06	$10.76	$11.85	$14.43	$16.31	$16.09	$17.16
Number of accumulation units outstanding at end of period			3,101	6,226	2,167	2,223	2,742	1,235	1,389	1,430
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$8.16	$9.91	$11.03	$11.14	$12.10	$15.56	$16.83	$16.20
Value at end of period			$9.91	$11.03	$11.14	$12.10	$15.56	$16.83	$16.20	$17.56
Number of accumulation units outstanding at end of period			3,649	24,649	1,046	723	1,271	1,366	1,456	1,362
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$10.25	$10.72	$11.21	$12.55	$13.27	$11.95	$12.16	$11.79
Value at end of period			$10.72	$11.21	$12.55	$13.27	$11.95	$12.16	$11.79	$12.24
Number of accumulation units outstanding at end of period			4,263	10,947	11,764	8,560	4,556	3,298	884	884
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during February 2016)										
Value at beginning of period										$9.04
Value at end of period										$9.86
Number of accumulation units outstanding at end of period										1,048
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$17.16	$14.94	$17.81	$25.54	$28.08	$26.69
Value at end of period					$14.94	$17.81	$25.54	$28.08	$26.69	$30.57
Number of accumulation units outstanding at end of period					335	514	991	911	1,457	1,472
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.46	$5.76	$7.99	$8.38	$7.70	$9.57	$11.88	$11.66	$11.11
Value at end of period		$5.76	$7.99	$8.38	$7.70	$9.57	$11.88	$11.66	$11.11	$9.94
Number of accumulation units outstanding at end of period		366	834	4,946	908	1,297	6,136	1,490	2,926	988
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$10.00	$11.74	$10.87	$12.55	$17.97	$19.54	$17.36
Value at end of period				$11.74	$10.87	$12.55	$17.97	$19.54	$17.36	$21.34
Number of accumulation units outstanding at end of period				1,046	797	983	1,048	856	635	635
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.80	$10.08
Value at end of period									$10.08	$9.38
Number of accumulation units outstanding at end of period									3,420	1,575
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$11.89	$12.63	$15.73	$15.49	$17.38	$22.96	$24.21	$22.34
Value at end of period			$12.63	$15.73	$15.49	$17.38	$22.96	$24.21	$22.34	$27.08
Number of accumulation units outstanding at end of period			22	1,880	548	156	304	582	846	1,324
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.70	$13.95	$9.50	$11.79	$13.10	$13.58	$14.87	$17.39	$18.89	$18.31
Value at end of period	$13.95	$9.50	$11.79	$13.10	$13.58	$14.87	$17.39	$18.89	$18.31	$19.57
Number of accumulation units outstanding at end of period	9,762	9,421	8,762	10,652	10,814	5,099	3,159	3,122	2,853	2,431

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$8.65	$9.48	$10.87	$11.10	$14.33	$14.91
Value at end of period					$9.48	$10.87	$11.10	$14.33	$14.91	$15.60
Number of accumulation units outstanding at end of period					16	383	367	2,043	2,387	4,210
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.12	$6.19	$7.81	$9.00	$8.46	$9.64	$12.50	$13.84	$13.41
Value at end of period		$6.19	$7.81	$9.00	$8.46	$9.64	$12.50	$13.84	$13.41	$15.26
Number of accumulation units outstanding at end of period		514	0	2,732	0	0	89	111	124	123
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.48	$6.09	$7.99	$9.73	$9.23	$10.66	$14.27	$15.84	$14.89
Value at end of period		$6.09	$7.99	$9.73	$9.23	$10.66	$14.27	$15.84	$14.89	$16.81
Number of accumulation units outstanding at end of period		173	276	2,327	0	0	3	349	363	390
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.63	$19.59	$11.54	$15.91	$17.25	$14.77	$17.45	$20.78	$20.04	$19.70
Value at end of period	$19.59	$11.54	$15.91	$17.25	$14.77	$17.45	$20.78	$20.04	$19.70	$19.66
Number of accumulation units outstanding at end of period	27,275	48,358	62,563	87,916	12,667	19,995	21,864	20,871	21,890	20,234
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.46	$23.85	$13.58	$18.27	$21.22	$20.50	$23.65	$30.78	$34.14	$34.07
Value at end of period	$23.85	$13.58	$18.27	$21.22	$20.50	$23.65	$30.78	$34.14	$34.07	$36.46
Number of accumulation units outstanding at end of period	209,353	217,736	219,597	238,209	102,144	143,636	131,553	124,531	112,062	98,811
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.71	$16.82	$9.56	$12.33	$14.07	$14.08	$16.37	$20.79	$22.40	$21.32
Value at end of period	$16.82	$9.56	$12.33	$14.07	$14.08	$16.37	$20.79	$22.40	$21.32	$24.94
Number of accumulation units outstanding at end of period	52,643	57,482	56,842	59,877	22,647	17,857	14,664	13,128	12,555	11,880
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.20	$16.61	$8.70	$11.06	$13.61	$13.51	$15.36	$20.75	$22.89	$24.32
Value at end of period	$16.61	$8.70	$11.06	$13.61	$13.51	$15.36	$20.75	$22.89	$24.32	$24.29
Number of accumulation units outstanding at end of period	65,734	71,974	64,537	66,372	32,500	26,912	15,664	14,164	11,832	10,097
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.29	$18.94	$10.55	$13.23	$14.83	$12.17	$14.57	$18.83	$17.15	$17.62
Value at end of period	$18.94	$10.55	$13.23	$14.83	$12.17	$14.57	$18.83	$17.15	$17.62	$16.57
Number of accumulation units outstanding at end of period	11,860	11,257	7,627	7,593	6,354	4,776	4,206	4,365	3,855	2,535
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.60	$18.00	$11.95	$15.29	$19.43	$18.54	$21.75	$29.36	$29.27	$26.86
Value at end of period	$18.00	$11.95	$15.29	$19.43	$18.54	$21.75	$29.36	$29.27	$26.86	$34.66
Number of accumulation units outstanding at end of period	15,469	17,373	19,174	23,197	4,097	4,065	6,359	6,341	2,590	2,670
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.19	$6.11	$8.08	$9.12	$8.87	$10.30	$13.41	$14.48	$14.83
Value at end of period		$6.11	$8.08	$9.12	$8.87	$10.30	$13.41	$14.48	$14.83	$16.53
Number of accumulation units outstanding at end of period		8,431	28,551	61,687	0	0	116	360	1,234	1,371
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$12.15	$12.29	$13.71	$12.74	$13.93	$17.84	$18.47	$17.52
Value at end of period			$12.29	$13.71	$12.74	$13.93	$17.84	$18.47	$17.52	$19.44
Number of accumulation units outstanding at end of period			2	2,333	127	21	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$36.02	$50.03	$53.76	$55.95
Value at end of period						$36.02	$50.03	$53.76	$55.95	$56.71
Number of accumulation units outstanding at end of period						257	259	264	263	260
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.23	$10.96	$7.59	$9.65	$10.47	$10.37	$11.71	$15.00	$16.07	$15.01
Value at end of period	$10.96	$7.59	$9.65	$10.47	$10.37	$11.71	$15.00	$16.07	$15.01	$16.40
Number of accumulation units outstanding at end of period	10,643	9,414	11,527	12,998	6,563	12,522	15,116	12,133	11,889	10,027
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$19.00	$20.81	$17.36	$21.65	$23.26	$23.43	$26.38	$31.41	$33.78	$33.69
Value at end of period	$20.81	$17.36	$21.65	$23.26	$23.43	$26.38	$31.41	$33.78	$33.69	$34.92
Number of accumulation units outstanding at end of period	676	675	676	354	61	61	61	61	60	60
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$16.67	$20.15	$11.24	$16.13	$20.12	$19.66	$22.85	$29.98	$33.43	$34.47
Value at end of period	$20.15	$11.24	$16.13	$20.12	$19.66	$22.85	$29.98	$33.43	$34.47	$38.38
Number of accumulation units outstanding at end of period	318	317	317	166	28	28	28	28	28	28
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.04	$15.87	$16.67	$18.71	$20.02	$21.18	$22.73	$22.50	$23.40	$23.24
Value at end of period	$15.87	$16.67	$18.71	$20.02	$21.18	$22.73	$22.50	$23.40	$23.24	$23.60
Number of accumulation units outstanding at end of period	49	98	141	179	0	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$14.24	$15.47	$8.48	$11.58	$13.29	$11.36	$13.52	$17.21	$18.32	$17.74
Value at end of period	$15.47	$8.48	$11.58	$13.29	$11.36	$13.52	$17.21	$18.32	$17.74	$17.95
Number of accumulation units outstanding at end of period	640	640	640	336	57	57	57	57	57	57
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$12.62	$14.40	$8.60	$11.62	$13.19	$12.38	$14.55	$18.79	$21.04	$21.97
Value at end of period	$14.40	$8.60	$11.62	$13.19	$12.38	$14.55	$18.79	$21.04	$21.97	$21.88
Number of accumulation units outstanding at end of period	394	394	394	207	35	35	35	35	35	35
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.42	$7.17	$9.13	$11.29	$10.98	$12.63	$16.97	$17.67	$16.89
Value at end of period		$7.17	$9.13	$11.29	$10.98	$12.63	$16.97	$17.67	$16.89	$21.11
Number of accumulation units outstanding at end of period		289	439	1,157	2,655	2,663	3,114	257	256	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.17	$15.12	$9.09	$11.40	$14.17	$13.48	$15.30	$19.77	$21.85	$20.83
Value at end of period	$15.12	$9.09	$11.40	$14.17	$13.48	$15.30	$19.77	$21.85	$20.83	$24.03
Number of accumulation units outstanding at end of period	34,649	39,703	42,976	46,985	8,788	6,793	5,521	5,195	3,907	3,943
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$10.18
Value at end of period										$10.25
Number of accumulation units outstanding at end of period										285
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.72	$11.40	$6.90	$8.92	$10.83	$10.41	$11.42	$15.62	$17.07	$16.82
Value at end of period	$11.40	$6.90	$8.92	$10.83	$10.41	$11.42	$15.62	$17.07	$16.82	$18.32
Number of accumulation units outstanding at end of period	366	3,155	4,614	5,820	956	478	1,185	484	478	478
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.86	$17.07	$10.51	$14.32	$16.00	$14.65	$17.53	$22.03	$22.52	$23.51
Value at end of period	$17.07	$10.51	$14.32	$16.00	$14.65	$17.53	$22.03	$22.52	$23.51	$23.72
Number of accumulation units outstanding at end of period	7,183	11,733	11,815	12,906	2,951	2,867	3,349	3,737	4,414	3,841

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.77	$67.35	$34.69	$62.48	$78.63	$63.82	$76.43	$82.08	$77.43	$65.95
Value at end of period	$67.35	$34.69	$62.48	$78.63	$63.82	$76.43	$82.08	$77.43	$65.95	$69.86
Number of accumulation units outstanding at end of period	28,850	25,538	24,570	26,964	6,336	6,026	4,658	3,255	1,892	1,852
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.39	$13.11	$8.08	$10.98	$13.43	$13.02	$15.22	$21.28	$23.60	$22.01
Value at end of period	$13.11	$8.08	$10.98	$13.43	$13.02	$15.22	$21.28	$23.60	$22.01	$25.75
Number of accumulation units outstanding at end of period	3,567	3,898	4,593	5,216	3,594	3,074	4,476	5,228	4,792	2,672
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.29	$13.33	$9.15	$11.01	$12.21	$11.88	$13.10	$15.10	$16.16	$15.93
Value at end of period	$13.33	$9.15	$11.01	$12.21	$11.88	$13.10	$15.10	$16.16	$15.93	$16.71
Number of accumulation units outstanding at end of period	13,490	23,113	28,380	35,451	16,004	7,822	8,621	5,584	5,546	5,600
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.93	$11.97	$11.03	$12.93	$13.86	$15.34	$16.53	$14.87	$15.19	$14.65
Value at end of period	$11.97	$11.03	$12.93	$13.86	$15.34	$16.53	$14.87	$15.19	$14.65	$15.27
Number of accumulation units outstanding at end of period	22,183	38,861	46,670	59,406	16,471	15,272	15,383	11,614	10,994	4,649
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.08	$12.76	$5.28	$9.15	$10.51	$7.98	$8.85	$8.60	$7.45	$6.25
Value at end of period	$12.76	$5.28	$9.15	$10.51	$7.98	$8.85	$8.60	$7.45	$6.25	$6.59
Number of accumulation units outstanding at end of period	7,305	12,834	11,221	11,497	2,431	1,969	2,464	2,082	1,471	1,470
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.59	$12.16	$7.78	$12.38	$14.48	$14.11	$16.23	$18.02	$17.87	$17.02
Value at end of period	$12.16	$7.78	$12.38	$14.48	$14.11	$16.23	$18.02	$17.87	$17.02	$19.27
Number of accumulation units outstanding at end of period	14,454	26,037	29,339	33,297	2,758	2,550	2,451	3,570	3,332	3,328
SMALL CAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.88	$5.46	$8.31	$10.30	$8.74	$10.57	$13.55	$13.68	$13.91
Value at end of period		$5.46	$8.31	$10.30	$8.74	$10.57	$13.55	$13.68	$13.91	$14.58
Number of accumulation units outstanding at end of period		1,374	4,016	10,709	584	72	72	72	323	760
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$10.12
Value at end of period										$9.97
Number of accumulation units outstanding at end of period										7
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$18.73	$20.57	$21.67	$25.53	$28.51	$27.58	$31.65	$32.07	$32.28	$30.63
Value at end of period	$20.57	$21.67	$25.53	$28.51	$27.58	$31.65	$32.07	$32.28	$30.63	$32.25
Number of accumulation units outstanding at end of period	32,448	38,562	40,252	54,530	8,695	4,893	5,553	4,412	4,151	4,468
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.68	$8.71	$9.92	$10.55	$11.13	$11.68	$11.35	$11.87	$11.79
Value at end of period		$8.71	$9.92	$10.55	$11.13	$11.68	$11.35	$11.87	$11.79	$12.01
Number of accumulation units outstanding at end of period		962	2,405	3,960	97	208	413	733	198	324
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.49	$14.82	$8.95	$11.93	$13.28	$12.52	$14.96	$19.84	$21.48	$22.43
Value at end of period	$14.82	$8.95	$11.93	$13.28	$12.52	$14.96	$19.84	$21.48	$22.43	$24.10
Number of accumulation units outstanding at end of period	100,471	125,482	156,731	192,233	13,592	37,654	33,748	28,649	26,326	26,709

CFI 170

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$10.51	$8.75	$7.63	$3.67	$3.33	$2.42
Value at end of period					$8.75	$7.63	$3.67	$3.33	$2.42	$3.51
Number of accumulation units outstanding at end of period					460	510	251	763	2,123	6,604
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.03	$15.72	$11.20	$13.24	$14.97	$14.64	$16.49	$19.07	$20.08	$19.53
Value at end of period	$15.72	$11.20	$13.24	$14.97	$14.64	$16.49	$19.07	$20.08	$19.53	$20.86
Number of accumulation units outstanding at end of period	201,892	183,469	178,075	186,608	72,857	115,055	94,511	88,395	77,687	72,243
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.90	$11.75	$9.84	$11.86	$13.61	$13.99	$14.96	$14.23	$14.17	$13.43
Value at end of period	$11.75	$9.84	$11.86	$13.61	$13.99	$14.96	$14.23	$14.17	$13.43	$14.15
Number of accumulation units outstanding at end of period	74,382	73,247	67,604	78,531	22,164	22,159	18,487	15,552	10,674	9,948
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$9.36	$9.36
Value at end of period									$9.36	$9.84
Number of accumulation units outstanding at end of period									11,796	9,558
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$9.53
Value at end of period										$10.31
Number of accumulation units outstanding at end of period										565
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.56	$13.09	$13.32	$13.25	$13.16	$13.04	$12.93	$12.82	$12.70	$12.59
Value at end of period	$13.09	$13.32	$13.25	$13.16	$13.04	$12.93	$12.82	$12.70	$12.59	$12.50
Number of accumulation units outstanding at end of period	140,725	201,556	148,503	122,127	67,860	71,661	73,733	71,832	50,846	45,895
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$10.86	$11.55	$7.14	$9.22	$10.43	$10.31	$11.82	$15.31	$16.80	$16.41
Value at end of period	$11.55	$7.14	$9.22	$10.43	$10.31	$11.82	$15.31	$16.80	$16.41	$17.86
Number of accumulation units outstanding at end of period	280,190	279,405	266,125	307,382	197,096	129,851	109,590	95,255	90,106	82,726
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.34	$11.57	$8.88	$13.15	$14.88	$15.40	$17.41	$18.22	$18.27	$17.74
Value at end of period	$11.57	$8.88	$13.15	$14.88	$15.40	$17.41	$18.22	$18.27	$17.74	$20.15
Number of accumulation units outstanding at end of period	2,866	4,417	3,247	2,644	914	777	852	647	669	840
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.60	$15.20	$9.46	$11.55	$13.04	$12.91	$14.65	$19.29	$21.77	$21.76
Value at end of period	$15.20	$9.46	$11.55	$13.04	$12.91	$14.65	$19.29	$21.77	$21.76	$23.78
Number of accumulation units outstanding at end of period	146,945	116,681	113,038	104,993	49,281	32,402	31,567	30,088	26,793	24,131
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.98	$24.03	$14.87	$19.41	$23.45	$22.97	$26.80	$35.73	$38.80	$37.76
Value at end of period	$24.03	$14.87	$19.41	$23.45	$22.97	$26.80	$35.73	$38.80	$37.76	$44.22
Number of accumulation units outstanding at end of period	75,946	57,438	52,695	56,445	44,199	56,306	49,853	43,851	40,274	35,944
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.10	$16.82	$11.07	$13.70	$16.68	$16.41	$18.28	$25.85	$27.01	$25.91
Value at end of period	$16.82	$11.07	$13.70	$16.68	$16.41	$18.28	$25.85	$27.01	$25.91	$32.69
Number of accumulation units outstanding at end of period	69,764	56,988	50,732	50,009	47,531	46,476	43,391	41,455	37,236	32,862
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.21	$15.98	$14.49	$16.03	$17.45	$18.59	$20.16	$19.95	$21.09	$21.03
Value at end of period	$15.98	$14.49	$16.03	$17.45	$18.59	$20.16	$19.95	$21.09	$21.03	$21.74
Number of accumulation units outstanding at end of period	100,361	82,848	74,366	77,947	37,958	49,600	38,780	37,381	47,912	44,115

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.95	$5.93	$7.52	$8.03	$6.99	$8.23	$9.90	$9.23	$9.07
Value at end of period		$5.93	$7.52	$8.03	$6.99	$8.23	$9.90	$9.23	$9.07	$9.06
Number of accumulation units outstanding at end of period		1,528	13,889	22,804	8,800	4,784	4,403	4,301	3,946	4,155
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.34	$12.10	$15.70	$17.68	$18.64
Value at end of period					$10.34	$12.10	$15.70	$17.68	$18.64	$19.20
Number of accumulation units outstanding at end of period					22,840	12,489	9,922	22,687	19,301	19,054
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.38	$9.17	$6.35	$7.09	$8.38	$8.60	$9.78	$12.68	$13.83	$13.10
Value at end of period	$9.17	$6.35	$7.09	$8.38	$8.60	$9.78	$12.68	$13.83	$13.10	$14.79
Number of accumulation units outstanding at end of period	77,332	100,144	126,610	144,296	16,038	13,002	24,281	30,846	27,810	24,420
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.16	$15.15	$9.37	$13.13	$16.96	$16.72	$18.92	$24.75	$26.70	$26.60
Value at end of period	$15.15	$9.37	$13.13	$16.96	$16.72	$18.92	$24.75	$26.70	$26.60	$28.28
Number of accumulation units outstanding at end of period	2,968	10,458	15,536	23,982	2,449	2,931	10,135	8,975	8,282	8,219
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$11.30	$7.33	$9.04	$10.40	$9.87	$10.81	$13.99	$15.99	$15.79
Value at end of period	$11.30	$7.33	$9.04	$10.40	$9.87	$10.81	$13.99	$15.99	$15.79	$17.03
Number of accumulation units outstanding at end of period	4,466	5,149	3,976	4,254	2,583	848	811	713	976	804
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74
Value at end of period			$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18
Number of accumulation units outstanding at end of period			1,197	5,426	5,121	1,408	1,408	525	624	162
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.95	$6.64	$8.14	$9.05	$9.20	$10.54	$13.79	$15.43	$15.62
Value at end of period		$6.64	$8.14	$9.05	$9.20	$10.54	$13.79	$15.43	$15.62	$17.17
Number of accumulation units outstanding at end of period		3,219	8,501	4,273	10,391	2,995	4,070	663	488	1,760
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66
Value at end of period			$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66	$23.61
Number of accumulation units outstanding at end of period			259	552	256	281	302	351	367	1,073
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73
Value at end of period			$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73	$27.24
Number of accumulation units outstanding at end of period			1,732	2,065	2,835	2,835	1,285	1,522	861	586
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period				$9.35	$10.22	$9.93	$11.52	$15.33	$17.12	$16.49
Value at end of period				$10.22	$9.93	$11.52	$15.33	$17.12	$16.49	$18.53
Number of accumulation units outstanding at end of period				227	10	10	10	10	25	25

CFI 172

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.81	$8.74	$10.95	$10.42	$11.99	$16.48	$17.14	$16.21
Value at end of period			$8.74	$10.95	$10.42	$11.99	$16.48	$17.14	$16.21	$19.46
Number of accumulation units outstanding at end of period			2,015	1,506	1,918	1,923	30	35	337	558
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.06	$9.88	$6.42	$8.33	$10.93	$10.92	$12.47	$17.19	$17.99	$17.67
Value at end of period	$9.88	$6.42	$8.33	$10.93	$10.92	$12.47	$17.19	$17.99	$17.67	$19.85
Number of accumulation units outstanding at end of period	1,553	4,579	5,325	6,340	1,414	1,125	1,119	1,295	563	1,647
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$19.99	$20.98	$14.33	$18.12	$22.34	$21.59	$24.50	$33.45	$35.31	$34.72
Value at end of period	$20.98	$14.33	$18.12	$22.34	$21.59	$24.50	$33.45	$35.31	$34.72	$42.84
Number of accumulation units outstanding at end of period	22,423	19,452	20,351	22,782	10,780	32,492	30,774	26,181	25,770	23,472
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.20	$12.65	$8.29	$10.34	$11.66	$11.19	$12.58	$14.51	$15.18	$15.03
Value at end of period	$12.65	$8.29	$10.34	$11.66	$11.19	$12.58	$14.51	$15.18	$15.03	$15.77
Number of accumulation units outstanding at end of period	28,205	50,385	55,673	57,814	27,622	26,424	33,807	25,251	14,789	13,291
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.55	$13.09	$8.17	$10.40	$11.80	$11.16	$12.73	$15.18	$15.90	$15.68
Value at end of period	$13.09	$8.17	$10.40	$11.80	$11.16	$12.73	$15.18	$15.90	$15.68	$16.51
Number of accumulation units outstanding at end of period	29,796	76,062	77,040	100,990	26,337	17,515	17,069	17,522	15,629	15,682
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.89	$13.51	$8.05	$10.36	$11.82	$11.11	$12.72	$15.56	$16.36	$16.06
Value at end of period	$13.51	$8.05	$10.36	$11.82	$11.11	$12.72	$15.56	$16.36	$16.06	$16.94
Number of accumulation units outstanding at end of period	8,193	21,630	25,893	35,152	11,737	11,639	11,119	10,273	10,031	9,445
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$10.67	$10.86	$12.43	$15.22	$16.03	$15.74
Value at end of period					$10.86	$12.43	$15.22	$16.03	$15.74	$16.61
Number of accumulation units outstanding at end of period					36	616	1,697	2,105	2,125	2,444
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.24	$6.93	$8.54	$9.54	$9.22	$10.39	$11.91	$12.55	$12.38
Value at end of period		$6.93	$8.54	$9.54	$9.22	$10.39	$11.91	$12.55	$12.38	$13.05
Number of accumulation units outstanding at end of period		157	778	1,238	1,421	1,638	1,770	1,509	1,611	1,636
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.99	$11.46	$9.46	$10.99	$11.94	$11.88	$12.92	$13.70	$14.35	$14.24
Value at end of period	$11.46	$9.46	$10.99	$11.94	$11.88	$12.92	$13.70	$14.35	$14.24	$14.74
Number of accumulation units outstanding at end of period	5,658	713	2,104	3,324	4,132	5,132	6,363	7,467	12,647	7,170
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period								$12.22	$12.48	$12.32
Value at end of period								$12.48	$12.32	$12.92
Number of accumulation units outstanding at end of period								2,497	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.94	$14.62	$11.07	$12.94	$14.24	$14.36	$15.99	$17.76	$18.77	$18.56
Value at end of period	$14.62	$11.07	$12.94	$14.24	$14.36	$15.99	$17.76	$18.77	$18.56	$19.44
Number of accumulation units outstanding at end of period	5,817	7,714	7,254	6,872	27,964	1,381	1,378	1,256	1,256	1,112
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.44	$13.99	$8.86	$11.00	$12.33	$11.86	$13.52	$16.39	$17.31	$16.96
Value at end of period	$13.99	$8.86	$11.00	$12.33	$11.86	$13.52	$16.39	$17.31	$16.96	$17.97
Number of accumulation units outstanding at end of period	21,401	26,263	23,921	24,487	18,683	15,771	14,654	10,446	10,396	9,201

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.52	$14.13	$9.73	$11.75	$13.05	$12.86	$14.48	$16.73	$17.69	$17.43
Value at end of period	$14.13	$9.73	$11.75	$13.05	$12.86	$14.48	$16.73	$17.69	$17.43	$18.42
Number of accumulation units outstanding at end of period	23,631	19,694	18,737	15,938	12,883	12,595	12,810	15,406	13,650	13,580
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$10.22	$10.21	$10.71	$11.27	$11.97	$12.32	$11.90	$12.47	$12.38
Value at end of period		$10.21	$10.71	$11.27	$11.97	$12.32	$11.90	$12.47	$12.38	$12.56
Number of accumulation units outstanding at end of period		594	5,986	6,521	5,619	1,171	131	3,094	4,509	7,047
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period						$12.42	$13.96	$18.27	$20.52	$20.56
Value at end of period						$13.96	$18.27	$20.52	$20.56	$22.75
Number of accumulation units outstanding at end of period						20,071	20,768	19,294	16,136	12,203
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.00	$15.39	$11.20	$15.06	$18.22	$17.48	$20.16	$26.25	$29.26	$28.49
Value at end of period	$15.39	$11.20	$15.06	$18.22	$17.48	$20.16	$26.25	$29.26	$28.49	$35.03
Number of accumulation units outstanding at end of period	1,031	1,458	1,619	3,355	511	122	30	4	0	158
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.75	$18.66	$10.86	$14.56	$18.25	$18.49	$21.93	$30.17	$31.20	$29.36
Value at end of period	$18.66	$10.86	$14.56	$18.25	$18.49	$21.93	$30.17	$31.20	$29.36	$30.65
Number of accumulation units outstanding at end of period	29,714	26,245	26,624	33,234	19,458	14,990	17,436	16,766	14,949	11,521
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.89	$10.25	$9.64	$12.04	$12.40	$14.02	$13.70
Value at end of period		$6.71	$8.89	$10.25	$9.64	$12.04	$12.40	$14.02	$13.70	$13.70
Number of accumulation units outstanding at end of period		25,364	16,447	19,024	11,256	12,274	9,921	13,890	13,269	11,509
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.33	$10.05	$6.12	$8.25	$10.46	$11.35	$13.00	$13.14	$16.92	$17.26
Value at end of period	$10.05	$6.12	$8.25	$10.46	$11.35	$13.00	$13.14	$16.92	$17.26	$17.83
Number of accumulation units outstanding at end of period	7,157	9,896	9,315	8,145	2,322	3,590	5,083	6,449	5,138	5,190
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.79	$21.46	$12.93	$16.86	$18.73	$17.69	$19.68	$26.28	$29.38	$29.99
Value at end of period	$21.46	$12.93	$16.86	$18.73	$17.69	$19.68	$26.28	$29.38	$29.99	$32.22
Number of accumulation units outstanding at end of period	2,081	3,217	2,292	2,537	2,061	2,114	1,366	1,371	1,355	916
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.31	$10.30	$6.73	$8.31	$10.32	$9.95	$11.27	$15.63	$16.16	$15.54
Value at end of period	$10.30	$6.73	$8.31	$10.32	$9.95	$11.27	$15.63	$16.16	$15.54	$19.05
Number of accumulation units outstanding at end of period	321	2,466	3,127	3,794	151	158	164	547	354	490
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.14	$14.91	$8.99	$12.41	$15.78	$13.93	$15.82	$21.33	$22.41	$21.85
Value at end of period	$14.91	$8.99	$12.41	$15.78	$13.93	$15.82	$21.33	$22.41	$21.85	$24.20
Number of accumulation units outstanding at end of period	4,969	4,810	4,459	5,441	991	706	761	947	1,058	1,033
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.58	$14.12	$8.89	$11.32	$12.92	$12.53	$14.74	$19.72	$21.33	$19.87
Value at end of period	$14.12	$8.89	$11.32	$12.92	$12.53	$14.74	$19.72	$21.33	$19.87	$23.20
Number of accumulation units outstanding at end of period	50,042	48,408	51,500	51,409	43,309	43,190	38,234	36,753	35,151	30,842
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.40	$12.72	$9.66	$11.75	$13.08	$12.82	$14.33	$17.75	$19.16	$18.60
Value at end of period	$12.72	$9.66	$11.75	$13.08	$12.82	$14.33	$17.75	$19.16	$18.60	$21.25
Number of accumulation units outstanding at end of period	49,867	54,955	51,757	55,501	26,491	18,986	13,104	16,268	12,970	12,657

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.72	$12.94	$8.69	$10.67	$11.90	$11.54	$13.10	$17.38	$18.97	$18.25
Value at end of period	$12.94	$8.69	$10.67	$11.90	$11.54	$13.10	$17.38	$18.97	$18.25	$21.69
Number of accumulation units outstanding at end of period	4,845	8,324	7,071	7,703	1,053	961	961	864	694	220
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.08	$24.82	$11.99	$20.38	$24.29	$19.68	$23.23	$21.70	$21.70	$18.11
Value at end of period	$24.82	$11.99	$20.38	$24.29	$19.68	$23.23	$21.70	$21.70	$18.11	$20.27
Number of accumulation units outstanding at end of period	12,372	14,870	13,325	13,436	6,290	6,272	4,027	3,240	2,267	1,872
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$17.83	$11.83	$14.73	$17.95	$18.11	$21.54	$28.08	$32.00	$30.76
Value at end of period	$17.83	$11.83	$14.73	$17.95	$18.11	$21.54	$28.08	$32.00	$30.76	$34.96
Number of accumulation units outstanding at end of period	16,638	17,365	16,714	18,805	9,427	10,162	10,396	8,585	8,438	7,155
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.09	$12.75	$8.85	$11.17	$14.03	$13.72	$16.13	$22.22	$23.86	$22.77
Value at end of period	$12.75	$8.85	$11.17	$14.03	$13.72	$16.13	$22.22	$23.86	$22.77	$27.44
Number of accumulation units outstanding at end of period	595	1,331	597	721	448	397	620	675	941	366
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$15.03	$8.89	$12.29	$14.14	$12.88	$15.53	$19.56	$19.84	$20.47
Value at end of period	$15.03	$8.89	$12.29	$14.14	$12.88	$15.53	$19.56	$19.84	$20.47	$20.33
Number of accumulation units outstanding at end of period	171,121	151,270	154,655	162,327	92,366	116,938	101,861	93,242	87,528	75,361
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.60	$11.15	$7.80	$12.92	$15.24	$14.99	$17.27	$19.22	$19.12	$18.07
Value at end of period	$11.15	$7.80	$12.92	$15.24	$14.99	$17.27	$19.22	$19.12	$18.07	$20.47
Number of accumulation units outstanding at end of period	749	2,474	824	3,065	1,439	1,652	1,807	1,995	1,639	1,795
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.45	$12.88	$9.25	$12.22	$13.81	$14.08	$15.98	$19.35	$21.51	$22.42
Value at end of period	$12.88	$9.25	$12.22	$13.81	$14.08	$15.98	$19.35	$21.51	$22.42	$24.01
Number of accumulation units outstanding at end of period	64,222	101,481	107,774	146,179	11,329	14,914	19,536	18,100	20,620	20,130
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.42	$13.95	$7.86	$11.41	$14.53	$13.86	$15.96	$21.38	$23.69	$23.95
Value at end of period	$13.95	$7.86	$11.41	$14.53	$13.86	$15.96	$21.38	$23.69	$23.95	$25.50
Number of accumulation units outstanding at end of period	74,484	78,804	73,974	76,196	52,401	32,317	25,090	22,276	18,877	17,760
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$18.33	$11.68	$14.47	$16.49	$16.19	$18.81	$24.19	$25.76	$23.76
Value at end of period	$18.33	$11.68	$14.47	$16.49	$16.19	$18.81	$24.19	$25.76	$23.76	$27.97
Number of accumulation units outstanding at end of period	15,623	17,037	12,594	15,057	3,385	3,335	3,758	3,569	3,280	3,911
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$16.01	$17.44	$9.99	$14.15	$16.39	$16.07	$18.93	$26.13	$28.15	$30.91
Value at end of period	$17.44	$9.99	$14.15	$16.39	$16.07	$18.93	$26.13	$28.15	$30.91	$31.10
Number of accumulation units outstanding at end of period	18,688	22,562	21,841	19,136	6,582	17,689	20,363	22,139	23,235	23,160
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.31	$18.30	$9.16	$12.49	$14.08	$12.23	$14.40	$16.31	$15.99	$15.69
Value at end of period	$18.30	$9.16	$12.49	$14.08	$12.23	$14.40	$16.31	$15.99	$15.69	$15.85
Number of accumulation units outstanding at end of period	794	4,854	5,312	5,780	387	639	322	1,475	1,260	3,398
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.30	$8.25	$8.90	$7.77	$9.15	$10.91	$10.10	$9.67
Value at end of period		$6.30	$8.25	$8.90	$7.77	$9.15	$10.91	$10.10	$9.67	$9.76
Number of accumulation units outstanding at end of period		31,936	33,496	33,476	21,567	8,477	6,902	4,742	5,187	5,564

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.13	$13.24	$13.74	$10.62	$8.80	$9.42	$8.82	$6.72	$11.25	$11.08
Value at end of period	$13.33	$12.13	$13.24	$13.74	$10.62	$8.80	$9.42	$8.82	$6.72	$11.25
Number of accumulation units outstanding at end of period	600	494	638	629	795	712	1,086	889	1,984	491
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.09	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66	$10.50	$10.83
Value at end of period	$11.81	$12.09	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66	$10.50
Number of accumulation units outstanding at end of period	2,585	2,475	1,754	1,978	2,199	2,447	8,038	4,078	2,310	791
WANGER SELECT										
Value at beginning of period	$21.78	$21.93	$21.45	$16.08	$13.70	$16.79	$13.39	$8.13	$16.10	$14.85
Value at end of period	$24.47	$21.78	$21.93	$21.45	$16.08	$13.70	$16.79	$13.39	$8.13	$16.10
Number of accumulation units outstanding at end of period	1,218	1,360	1,349	2,008	2,144	2,156	27,833	16,337	17,196	19,435
WANGER USA										
Value at beginning of period	$22.69	$23.03	$22.18	$16.73	$14.07	$14.71	$12.03	$8.54	$14.28	$13.67
Value at end of period	$25.56	$22.69	$23.03	$22.18	$16.73	$14.07	$14.71	$12.03	$8.54	$14.28
Number of accumulation units outstanding at end of period	1,098	1,103	370	376	2,935	2,802	10,591	3,960	4,954	5,049
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$19.75	$19.98	$18.14	$13.88	$12.45	$11.74	$10.46	$8.86	$13.38	$13.00
Value at end of period	$22.19	$19.75	$19.98	$18.14	$13.88	$12.45	$11.74	$10.46	$8.86	$13.38
Number of accumulation units outstanding at end of period	17,013	15,535	10,575	11,977	13,839	14,561	74,400	67,205	73,848	51,348
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$35.19	$37.20	$34.96	$25.55	$22.72	$23.43	$19.29	$14.99	$22.16	$24.33
Value at end of period	$44.94	$35.19	$37.20	$34.96	$25.55	$22.72	$23.43	$19.29	$14.99	$22.16
Number of accumulation units outstanding at end of period	984	981	1,113	1,508	1,880	2,768	51,212	44,484	36,986	29,322

TABLE 21

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%

EFFECTIVE DECEMBER 16, 2008

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10	$13.12			
Value at end of period	$21.46	$21.23	$20.91	$20.13	$15.07	$13.24	$14.10			
Number of accumulation units outstanding at end of period	1,278	1,279	1,286	1,281	1,271	1,260	1,260			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.14	$16.35	$14.47	$11.89	$10.79	$11.09	$10.22			
Value at end of period	$17.21	$16.14	$16.35	$14.47	$11.89	$10.79	$11.09			
Number of accumulation units outstanding at end of period	38,635	40,197	1,502	484	401	243	180			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.25	$16.88	$15.61	$12.14	$11.17	$11.06	$10.20			
Value at end of period	$17.61	$16.25	$16.88	$15.61	$12.14	$11.17	$11.06			
Number of accumulation units outstanding at end of period	2,037	2,110	1,712	1,575	1,488	1,346	1,326			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$11.43	$11.21	$12.55	$13.27	$11.95	$12.16	$11.79
Value at end of period				$11.21	$12.55	$13.27	$11.95	$12.16	$11.79	$12.24
Number of accumulation units outstanding at end of period				726	735	3,538	1,333	1,593	791	791
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$9.63
Value at end of period										$9.86
Number of accumulation units outstanding at end of period										966
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$10.24	$11.57	$10.16	$12.12	$17.37	$19.11	$18.16
Value at end of period				$11.57	$10.16	$12.12	$17.37	$19.11	$18.16	$20.80
Number of accumulation units outstanding at end of period				1,532	1,533	1,532	2,521	1,597	1,704	1,721
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.71	$7.76	$8.15	$7.49	$9.31	$11.54	$11.33	$10.80
Value at end of period			$7.76	$8.15	$7.49	$9.31	$11.54	$11.33	$10.80	$9.67
Number of accumulation units outstanding at end of period			98	119	269	1,814	3,038	3,337	19,153	17,194
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$10.41	$11.74	$10.87	$12.55	$17.97	$19.54	$17.36
Value at end of period				$11.74	$10.87	$12.55	$17.97	$19.54	$17.36	$21.34
Number of accumulation units outstanding at end of period				88	142	172	1,064	722	1,254	1,300
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during February 2016)										
Value at beginning of period										$8.56
Value at end of period										$10.47
Number of accumulation units outstanding at end of period										4,908
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$9.51
Value at end of period										$9.38
Number of accumulation units outstanding at end of period										24
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$15.83	$15.49	$17.38	$22.96	$24.21	$22.34
Value at end of period					$15.49	$17.38	$22.96	$24.21	$22.34	$27.08
Number of accumulation units outstanding at end of period					24	46	37	47	7	7
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.92	$8.44	$9.38	$9.72	$10.64	$12.44	$13.52	$13.10
Value at end of period			$8.44	$9.38	$9.72	$10.64	$12.44	$13.52	$13.10	$14.00
Number of accumulation units outstanding at end of period			3,928	4,002	9,971	9,990	9,949	10,331	6,653	6,725
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during February 2013)										
Value at beginning of period							$11.32	$11.10	$14.33	$14.91
Value at end of period							$11.10	$14.33	$14.91	$15.60
Number of accumulation units outstanding at end of period							8	1,773	2,490	2,648

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2010)										
Value at beginning of period				$8.11	$9.05	$8.51	$9.69	$12.57	$13.92	$13.49
Value at end of period				$9.05	$8.51	$9.69	$12.57	$13.92	$13.49	$15.34
Number of accumulation units outstanding at end of period				227	931	4,240	1,612	1,685	780	994
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$9.89	$10.71	$14.35	$15.93	$14.97
Value at end of period						$10.71	$14.35	$15.93	$14.97	$16.90
Number of accumulation units outstanding at end of period						2,527	30	37	810	819
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2013)										
Value at beginning of period							$10.87	$12.06	$12.59	$11.68
Value at end of period							$12.06	$12.59	$11.68	$15.17
Number of accumulation units outstanding at end of period							11	24	0	576
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.01	$8.12	$8.81	$7.54	$8.91	$10.61	$10.24	$10.06
Value at end of period			$8.12	$8.81	$7.54	$8.91	$10.61	$10.24	$10.06	$10.04
Number of accumulation units outstanding at end of period			5,848	6,541	21,284	29,580	23,869	23,521	11,630	12,029
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.83	$7.60	$8.83	$8.53	$9.84	$12.81	$14.21	$14.17
Value at end of period			$7.60	$8.83	$8.53	$9.84	$12.81	$14.21	$14.17	$15.17
Number of accumulation units outstanding at end of period			107,260	92,495	129,932	131,924	120,972	116,131	153,572	150,410
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.61	$7.06	$8.06	$8.07	$9.38	$11.91	$12.83	$12.21
Value at end of period			$7.06	$8.06	$8.07	$9.38	$11.91	$12.83	$12.21	$14.29
Number of accumulation units outstanding at end of period			82,677	72,686	90,073	86,877	81,787	77,590	57,455	54,903
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.26	$6.55	$8.07	$8.01	$9.10	$12.30	$13.57	$14.41
Value at end of period			$6.55	$8.07	$8.01	$9.10	$12.30	$13.57	$14.41	$14.40
Number of accumulation units outstanding at end of period			145,914	104,186	99,559	91,637	82,752	78,116	74,750	71,646
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.51	$6.91	$7.74	$6.36	$7.61	$9.83	$8.96	$9.20
Value at end of period			$6.91	$7.74	$6.36	$7.61	$9.83	$8.96	$9.20	$8.66
Number of accumulation units outstanding at end of period			8,248	7,459	7,452	7,312	6,999	6,942	8,701	8,817
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.35	$8.13	$10.33	$9.85	$11.56	$15.61	$15.55	$14.28
Value at end of period			$8.13	$10.33	$9.85	$11.56	$15.61	$15.55	$14.28	$18.42
Number of accumulation units outstanding at end of period			2,302	2,467	9,148	9,931	9,545	8,533	11,186	9,867
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.35	$8.12	$9.17	$8.92	$10.35	$13.49	$14.56	$14.91
Value at end of period			$8.12	$9.17	$8.92	$10.35	$13.49	$14.56	$14.91	$16.62
Number of accumulation units outstanding at end of period			341	341	872	3,558	1,334	4,623	40,688	38,992

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$13.11	$12.74	$13.93	$17.84	$18.47	$17.52
Value at end of period					$12.74	$13.93	$17.84	$18.47	$17.52	$19.44
Number of accumulation units outstanding at end of period					63	97	144	260	0	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$36.02	$50.03	$53.76	$55.95
Value at end of period						$36.02	$50.03	$53.76	$55.95	$56.71
Number of accumulation units outstanding at end of period						2,348	2,289	1,948	2,453	1,776
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period			$6.87	$8.74	$9.49	$9.39	$10.60	$13.58	$14.56	$13.59
Value at end of period			$8.74	$9.49	$9.39	$10.60	$13.58	$14.56	$13.59	$14.85
Number of accumulation units outstanding at end of period			14,173	12,119	12,260	13,705	11,356	9,175	11,217	11,282
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$11.68	$10.42
Value at end of period									$10.42	$10.51
Number of accumulation units outstanding at end of period									29	47
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.11	$8.02	$9.10	$8.54	$10.04	$12.96	$14.52	$15.15
Value at end of period			$8.02	$9.10	$8.54	$10.04	$12.96	$14.52	$15.15	$15.09
Number of accumulation units outstanding at end of period			220	220	220	220	220	220	220	220
LKCM AQUINAS CATHOLIC EQUITY FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$10.03
Value at end of period										$10.35
Number of accumulation units outstanding at end of period										40,284
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$11.07	$11.04	$12.70	$17.07	$17.77	$16.98
Value at end of period					$11.04	$12.70	$17.07	$17.77	$16.98	$21.23
Number of accumulation units outstanding at end of period					113	196	274	350	6,312	6,715
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period			$5.73	$7.19	$8.93	$8.50	$9.65	$12.46	$13.77	$13.13
Value at end of period			$7.19	$8.93	$8.50	$9.65	$12.46	$13.77	$13.13	$15.15
Number of accumulation units outstanding at end of period			1,614	1,615	1,781	2,388	2,458	2,516	2,583	2,644
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period										$10.10
Value at end of period										$10.10
Number of accumulation units outstanding at end of period										2,975
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during June 2014)										
Value at beginning of period								$10.02	$10.21	$10.11
Value at end of period								$10.21	$10.11	$10.25
Number of accumulation units outstanding at end of period								15	18,756	18,226

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.90	$15.12	$13.84	$10.12	$9.22	$9.68				
Value at end of period	$16.23	$14.90	$15.12	$13.84	$10.12	$9.22				
Number of accumulation units outstanding at end of period	449	449	740	795	1,006	380				
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.70	$13.13	$12.84	$10.22	$8.88					
Value at end of period	$13.83	$13.70	$13.13	$12.84	$10.22					
Number of accumulation units outstanding at end of period	7,229	5,710	8,094	4,997	7,738					
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$9.74	$11.43	$12.12	$11.29	$9.42	$11.61	$9.22	$5.42		
Value at end of period	$10.32	$9.74	$11.43	$12.12	$11.29	$9.42	$11.61	$9.22		
Number of accumulation units outstanding at end of period	23,331	27,729	24,007	27,945	37,372	26,455	7,830	9,477		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.99	$17.15	$15.46	$11.06	$9.46	$9.76	$7.98	$6.05		
Value at end of period	$18.71	$15.99	$17.15	$15.46	$11.06	$9.46	$9.76	$7.98		
Number of accumulation units outstanding at end of period	1,159	1,088	1,427	2,246	2,473	2,473	2,246	3,428		
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.03	$12.20	$11.40	$9.88	$8.96	$9.21	$8.31	$7.05		
Value at end of period	$12.61	$12.03	$12.20	$11.40	$9.88	$8.96	$9.21	$8.31		
Number of accumulation units outstanding at end of period	21,283	21,007	8,445	8,322	7,843	7,504	1,857	1,527		
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.70	$13.17	$12.89	$14.33	$13.30	$12.01	$11.21	$9.43		
Value at end of period	$13.24	$12.70	$13.17	$12.89	$14.33	$13.30	$12.01	$11.21		
Number of accumulation units outstanding at end of period	1,798	3,763	5,819	6,003	6,654	696	840	919		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$4.88	$5.82	$6.71	$6.91	$6.23	$8.20	$7.14	$4.36		
Value at end of period	$5.14	$4.88	$5.82	$6.71	$6.91	$6.23	$8.20	$7.14		
Number of accumulation units outstanding at end of period	517	823	519	503	3,363	3,510	2,032	2,032		
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.88	$14.58	$14.70	$13.24	$11.51	$11.81	$10.09	$6.49		
Value at end of period	$15.71	$13.88	$14.58	$14.70	$13.24	$11.51	$11.81	$10.09		
Number of accumulation units outstanding at end of period	5,614	5,383	4,797	4,878	6,142	5,426	6,049	6,036		
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.99	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36	$5.61		
Value at end of period	$14.66	$13.99	$13.75	$13.63	$10.63	$8.79	$10.35	$8.36		
Number of accumulation units outstanding at end of period	4,202	3,748	4,103	1,311	3,667	968	869	855		
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$10.13									
Value at end of period	$9.97									
Number of accumulation units outstanding at end of period	2,751									

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$10.72	$12.50	$13.96	$13.51	$15.50	$15.71	$15.81	$15.00
Value at end of period			$12.50	$13.96	$13.51	$15.50	$15.71	$15.81	$15.00	$15.79
Number of accumulation units outstanding at end of period			4,690	4,661	8,073	15,629	17,107	16,662	13,482	11,755
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$9.75	$9.98	$10.60	$11.19	$11.74	$11.41	$11.93	$11.85
Value at end of period			$9.98	$10.60	$11.19	$11.74	$11.41	$11.93	$11.85	$12.07
Number of accumulation units outstanding at end of period			22	22	214	272	434	544	98	254
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.12	$7.89	$8.79	$8.28	$9.90	$13.12	$14.21	$14.83
Value at end of period			$7.89	$8.79	$8.28	$9.90	$13.12	$14.21	$14.83	$15.94
Number of accumulation units outstanding at end of period			51,394	44,743	75,074	82,931	76,953	81,077	37,459	37,748
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.20
Value at end of period										$10.34
Number of accumulation units outstanding at end of period										23
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period						$7.22	$7.63	$3.67	$3.33	$2.42
Value at end of period						$7.63	$3.67	$3.33	$2.42	$3.51
Number of accumulation units outstanding at end of period						1,519	108	1,152	47	47
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period			$7.15	$8.45	$9.56	$9.35	$10.53	$12.18	$12.82	$12.47
Value at end of period			$8.45	$9.56	$9.35	$10.53	$12.18	$12.82	$12.47	$13.32
Number of accumulation units outstanding at end of period			136,813	118,052	108,258	101,208	90,577	81,399	72,624	69,757
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$9.77
Value at end of period										$10.68
Number of accumulation units outstanding at end of period										5
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$8.52	$10.27	$11.79	$12.12	$12.96	$12.33	$12.27	$11.64
Value at end of period			$10.27	$11.79	$12.12	$12.96	$12.33	$12.27	$11.64	$12.26
Number of accumulation units outstanding at end of period			25,469	23,132	23,173	27,970	26,059	25,914	21,238	21,373
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.02	$9.36
Value at end of period									$9.36	$9.84
Number of accumulation units outstanding at end of period									7,050	6,356
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$10.35	$10.29	$10.23	$10.14	$10.05	$9.96	$9.87	$9.79
Value at end of period			$10.29	$10.23	$10.14	$10.05	$9.96	$9.87	$9.79	$9.72
Number of accumulation units outstanding at end of period			11,278	13,456	15,579	13,408	44,452	17,125	34,089	29,779
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period			$6.11	$7.89	$8.93	$8.82	$10.12	$13.11	$14.38	$14.05
Value at end of period			$7.89	$8.93	$8.82	$10.12	$13.11	$14.38	$14.05	$15.28
Number of accumulation units outstanding at end of period			158,546	144,274	134,901	127,589	151,913	138,073	156,224	153,138

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.90	$11.39	$12.89	$13.34	$15.08	$15.78	$15.82	$15.36
Value at end of period			$11.39	$12.89	$13.34	$15.08	$15.78	$15.82	$15.36	$17.45
Number of accumulation units outstanding at end of period			1,303	543	294	287	287	567	733	822
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period			$6.19	$7.56	$8.54	$8.46	$9.59	$12.64	$14.26	$14.25
Value at end of period			$7.56	$8.54	$8.46	$9.59	$12.64	$14.26	$14.25	$15.58
Number of accumulation units outstanding at end of period			14,310	13,230	25,770	30,621	30,917	30,228	22,764	16,541
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period			$6.04	$7.88	$9.53	$9.33	$10.89	$14.52	$15.76	$15.34
Value at end of period			$7.88	$9.53	$9.33	$10.89	$14.52	$15.76	$15.34	$17.96
Number of accumulation units outstanding at end of period			17,408	14,349	29,610	34,715	29,374	29,295	14,350	10,572
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period			$6.20	$7.67	$9.34	$9.19	$10.24	$14.48	$15.13	$14.51
Value at end of period			$7.67	$9.34	$9.19	$10.24	$14.48	$15.13	$14.51	$18.31
Number of accumulation units outstanding at end of period			3,691	2,808	10,666	12,655	7,944	7,248	2,090	1,924
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period			$9.24	$10.22	$11.13	$11.86	$12.85	$12.72	$13.45	$13.41
Value at end of period			$10.22	$11.13	$11.86	$12.85	$12.72	$13.45	$13.41	$13.87
Number of accumulation units outstanding at end of period			13,615	10,057	10,042	19,144	15,178	12,153	20,615	18,786
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.99	$7.56	$8.08	$7.03	$8.27	$9.95	$9.28	$9.11
Value at end of period			$7.56	$8.08	$7.03	$8.27	$9.95	$9.28	$9.11	$9.11
Number of accumulation units outstanding at end of period			233	152	375	697	804	842	581	185
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.34	$12.10	$15.70	$17.68	$18.64
Value at end of period					$10.34	$12.10	$15.70	$17.68	$18.64	$19.20
Number of accumulation units outstanding at end of period					13,503	20,005	19,070	57,798	56,588	54,529
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.89	$7.52	$8.90	$9.13	$10.38	$13.46	$14.68	$13.90
Value at end of period			$7.52	$8.90	$9.13	$10.38	$13.46	$14.68	$13.90	$15.69
Number of accumulation units outstanding at end of period			4,280	4,279	15,606	30,926	30,898	35,010	32,535	29,794
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period			$6.37	$8.93	$11.54	$11.38	$12.88	$16.84	$18.17	$18.10
Value at end of period			$8.93	$11.54	$11.38	$12.88	$16.84	$18.17	$18.10	$19.24
Number of accumulation units outstanding at end of period			3,880	626	1,554	7,948	9,806	9,792	10,407	10,177
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.57	$7.87	$9.06	$8.60	$9.41	$12.19	$13.93	$13.76
Value at end of period			$7.87	$9.06	$8.60	$9.41	$12.19	$13.93	$13.76	$14.83
Number of accumulation units outstanding at end of period			216	303	416	721	838	751	107	107
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74
Value at end of period			$12.56	$14.05	$14.51	$16.46	$21.53	$24.13	$25.74	$27.18
Number of accumulation units outstanding at end of period			1,119	95	571	1,368	1,443	1,344	868	598

CFI 182

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.95	$8.19	$9.10	$9.25	$10.60	$13.87	$15.52	$15.70
Value at end of period			$8.19	$9.10	$9.25	$10.60	$13.87	$15.52	$15.70	$17.26
Number of accumulation units outstanding at end of period			447	604	1,020	1,341	1,554	1,558	209	2,560
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66
Value at end of period			$11.85	$13.06	$13.01	$14.95	$19.48	$21.66	$20.66	$23.61
Number of accumulation units outstanding at end of period			325	724	807	813	766	791	382	382
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73
Value at end of period			$12.85	$16.02	$15.53	$17.78	$23.77	$26.17	$25.73	$27.24
Number of accumulation units outstanding at end of period			419	420	380	689	714	733	754	773
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period							$14.27	$15.41	$17.21	$16.58
Value at end of period							$15.41	$17.21	$16.58	$18.63
Number of accumulation units outstanding at end of period							12	440	13,939	13,478
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$10.61	$10.48	$12.05	$16.57	$17.24	$16.30
Value at end of period					$10.48	$12.05	$16.57	$17.24	$16.30	$19.57
Number of accumulation units outstanding at end of period					29	62	154	298	116	116
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period			$6.34	$8.24	$10.80	$10.80	$12.32	$16.98	$17.78	$17.46
Value at end of period			$8.24	$10.80	$10.80	$12.32	$16.98	$17.78	$17.46	$19.62
Number of accumulation units outstanding at end of period			84	84	84	1,908	1,243	1,243	3,424	3,323
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period			$6.61	$8.35	$10.30	$9.95	$11.29	$15.42	$16.28	$16.01
Value at end of period			$8.35	$10.30	$9.95	$11.29	$15.42	$16.28	$16.01	$19.75
Number of accumulation units outstanding at end of period			1,910	2,497	2,797	5,320	4,785	4,586	5,605	5,830
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.56	$8.04	$9.07	$8.71	$9.79	$11.28	$11.81	$11.69
Value at end of period			$8.04	$9.07	$8.71	$9.79	$11.28	$11.81	$11.69	$12.27
Number of accumulation units outstanding at end of period			172,291	175,224	186,519	184,878	165,598	155,173	153,638	144,350
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.26	$7.79	$8.85	$8.36	$9.54	$11.38	$11.92	$11.75
Value at end of period			$7.79	$8.85	$8.36	$9.54	$11.38	$11.92	$11.75	$12.37
Number of accumulation units outstanding at end of period			184,057	162,701	190,362	191,008	178,121	171,558	167,882	166,102
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.98	$7.51	$8.57	$8.06	$9.22	$11.28	$11.86	$11.64
Value at end of period			$7.51	$8.57	$8.06	$9.22	$11.28	$11.86	$11.64	$12.28
Number of accumulation units outstanding at end of period			118,926	103,452	112,510	114,275	110,353	109,319	117,182	113,466

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$11.14	$10.86	$12.43	$15.22	$16.03	$15.74
Value at end of period					$10.86	$12.43	$15.22	$16.03	$15.74	$16.61
Number of accumulation units outstanding at end of period					151	332	622	1,137	1,649	2,023
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$6.41	$8.58	$9.59	$9.27	$10.45	$11.97	$12.62	$12.45
Value at end of period			$8.58	$9.59	$9.27	$10.45	$11.97	$12.62	$12.45	$13.12
Number of accumulation units outstanding at end of period			56	80	164	330	438	552	0	0
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$8.30	$9.63	$10.46	$10.40	$11.31	$11.99	$12.57	$12.47
Value at end of period			$9.63	$10.46	$10.40	$11.31	$11.99	$12.57	$12.47	$12.91
Number of accumulation units outstanding at end of period			20,298	21,775	8,636	15,898	15,709	15,631	143,306	126,665
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$10.08	$9.95	$11.04	$11.99	$12.55	$12.39
Value at end of period					$9.95	$11.04	$11.99	$12.55	$12.39	$13.00
Number of accumulation units outstanding at end of period					129	226	10,011	14,363	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period			$7.64	$8.92	$9.82	$9.91	$11.03	$12.26	$12.95	$12.81
Value at end of period			$8.92	$9.82	$9.91	$11.03	$12.26	$12.95	$12.81	$13.42
Number of accumulation units outstanding at end of period			8,881	5,923	5,610	3,448	2,530	2,531	2,511	2,579
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period			$6.32	$7.84	$8.78	$8.45	$9.63	$11.68	$12.34	$12.08
Value at end of period			$7.84	$8.78	$8.45	$9.63	$11.68	$12.34	$12.08	$12.80
Number of accumulation units outstanding at end of period			34,652	26,435	25,629	25,373	23,265	23,738	23,937	23,013
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period			$6.90	$8.34	$9.26	$9.12	$10.27	$11.86	$12.54	$12.36
Value at end of period			$8.34	$9.26	$9.12	$10.27	$11.86	$12.54	$12.36	$13.06
Number of accumulation units outstanding at end of period			22,666	18,946	15,215	14,416	12,956	12,114	11,949	11,886
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$10.23	$10.77	$11.33	$12.04	$12.39	$11.97	$12.54	$12.45
Value at end of period			$10.77	$11.33	$12.04	$12.39	$11.97	$12.54	$12.45	$12.63
Number of accumulation units outstanding at end of period			80	118	156	979	8,731	8,875	14,175	8,510
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period							$14.63	$16.43	$18.32	$17.84
Value at end of period							$16.43	$18.32	$17.84	$21.93
Number of accumulation units outstanding at end of period							553	580	1,258	2,614
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.83	$7.61	$9.54	$9.66	$11.46	$15.77	$16.30	$15.34
Value at end of period			$7.61	$9.54	$9.66	$11.46	$15.77	$16.30	$15.34	$16.02
Number of accumulation units outstanding at end of period			199	211	580	4,282	3,965	3,801	12,641	13,260
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.68	$8.92	$10.28	$9.66	$12.07	$12.44	$14.06	$13.74
Value at end of period			$8.92	$10.28	$9.66	$12.07	$12.44	$14.06	$13.74	$13.74
Number of accumulation units outstanding at end of period			5,145	4,875	9,076	9,705	9,620	9,612	9,224	9,488

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.12	$7.20	$9.13	$9.91	$11.34	$11.47	$14.77	$15.07
Value at end of period			$7.20	$9.13	$9.91	$11.34	$11.47	$14.77	$15.07	$15.57
Number of accumulation units outstanding at end of period			89	123	362	1,689	1,083	2,315	3,004	3,051
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.12	$7.77	$8.62	$8.15	$9.06	$12.10	$13.53	$13.81
Value at end of period			$7.77	$8.62	$8.15	$9.06	$12.10	$13.53	$13.81	$14.84
Number of accumulation units outstanding at end of period			2,041	581	581	820	697	535	480	480
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period						$9.56	$10.51	$14.58	$15.08	$14.50
Value at end of period						$10.51	$14.58	$15.08	$14.50	$17.78
Number of accumulation units outstanding at end of period						277	302	339	386	406
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.06	$8.19	$10.41	$9.19	$10.44	$14.08	$14.79	$14.42
Value at end of period			$8.19	$10.41	$9.19	$10.44	$14.08	$14.79	$14.42	$15.97
Number of accumulation units outstanding at end of period			571	601	512	6,440	4,621	4,206	4,128	4,122
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.14	$7.71	$8.79	$8.53	$10.03	$13.42	$14.52	$13.53
Value at end of period			$7.71	$8.79	$8.53	$10.03	$13.42	$14.52	$13.53	$15.79
Number of accumulation units outstanding at end of period			1,507	963	831	3,452	1,298	3,946	4,378	4,837
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.56	$9.12	$10.15	$9.95	$11.13	$13.78	$14.88	$14.44
Value at end of period			$9.12	$10.15	$9.95	$11.13	$13.78	$14.88	$14.44	$16.50
Number of accumulation units outstanding at end of period			75,093	65,559	58,004	65,240	59,844	60,246	63,696	60,275
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period					$9.24	$8.75	$9.94	$13.18	$14.39	$13.84
Value at end of period					$8.75	$9.94	$13.18	$14.39	$13.84	$16.45
Number of accumulation units outstanding at end of period					21	834	1,672	951	2,341	2,480
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.20	$8.34	$9.94	$8.05	$9.51	$8.88	$8.88	$7.41
Value at end of period			$8.34	$9.94	$8.05	$9.51	$8.88	$8.88	$7.41	$8.30
Number of accumulation units outstanding at end of period			4,759	3,002	2,645	3,087	1,769	1,811	2,190	1,530
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.68	$8.13	$9.91	$10.00	$11.89	$15.51	$17.67	$16.98
Value at end of period			$8.13	$9.91	$10.00	$11.89	$15.51	$17.67	$16.98	$19.30
Number of accumulation units outstanding at end of period			948	948	948	6,145	5,074	4,942	5,266	5,356
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.63	$8.29	$10.41	$10.18	$11.97	$16.48	$17.70	$16.90
Value at end of period			$8.29	$10.41	$10.18	$11.97	$16.48	$17.70	$16.90	$20.36
Number of accumulation units outstanding at end of period			42	1	7	9	566	1,242	2,412	2,599

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.88	$7.96	$9.16	$8.34	$10.06	$12.67	$12.85	$13.26
Value at end of period			$7.96	$9.16	$8.34	$10.06	$12.67	$12.85	$13.26	$13.17
Number of accumulation units outstanding at end of period			37,240	33,023	33,065	54,475	49,805	46,772	61,323	54,661
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.09	$11.52	$13.58	$13.37	$15.39	$17.14	$17.04	$16.11
Value at end of period			$11.52	$13.58	$13.37	$15.39	$17.14	$17.04	$16.11	$18.24
Number of accumulation units outstanding at end of period			700	1,041	545	3,195	3,284	2,915	2,236	1,628
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.31	$9.43	$10.65	$10.86	$12.33	$14.93	$16.59	$17.30
Value at end of period			$9.43	$10.65	$10.86	$12.33	$14.93	$16.59	$17.30	$18.53
Number of accumulation units outstanding at end of period			5,989	5,924	57,281	93,634	100,041	110,885	130,738	135,590
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.78	$8.05	$10.25	$9.79	$11.26	$15.09	$16.72	$16.91
Value at end of period			$8.05	$10.25	$9.79	$11.26	$15.09	$16.72	$16.91	$18.00
Number of accumulation units outstanding at end of period			65,801	53,235	49,255	43,448	41,553	39,040	48,196	44,818
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.41	$7.74	$8.82	$8.66	$10.06	$12.93	$13.77	$12.71
Value at end of period			$7.74	$8.82	$8.66	$10.06	$12.93	$13.77	$12.71	$14.96
Number of accumulation units outstanding at end of period			11,583	10,508	10,512	10,066	9,866	10,705	16,469	17,225
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.87	$8.00	$9.27	$9.08	$10.71	$14.77	$15.91	$17.48
Value at end of period			$8.00	$9.27	$9.08	$10.71	$14.77	$15.91	$17.48	$17.58
Number of accumulation units outstanding at end of period			39,602	30,394	30,682	42,364	41,317	39,652	47,817	50,194
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.12	$6.74	$7.60	$6.61	$7.78	$8.81	$8.63	$8.48
Value at end of period			$6.74	$7.60	$6.61	$7.78	$8.81	$8.63	$8.48	$8.56
Number of accumulation units outstanding at end of period			1,208	852	350	359	9	9	119	120
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.40	$8.30	$8.96	$7.81	$9.21	$10.97	$10.16	$9.73
Value at end of period			$8.30	$8.96	$7.81	$9.21	$10.97	$10.16	$9.73	$9.82
Number of accumulation units outstanding at end of period			1,396	748	1,167	4,049	3,834	4,010	4,788	4,441
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.35	$7.76	$8.29	$7.74	$9.34	$12.10	$11.66	$10.68
Value at end of period			$7.76	$8.29	$7.74	$9.34	$12.10	$11.66	$10.68	$11.74
Number of accumulation units outstanding at end of period			123	214	988	1,177	1,211	1,198	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$4.77	$7.60	$9.41	$7.96	$9.59	$11.63	$11.02	$10.93
Value at end of period			$7.60	$9.41	$7.96	$9.59	$11.63	$11.02	$10.93	$10.68
Number of accumulation units outstanding at end of period			68	0	242	1,734	2,272	3,349	2,270	2,142

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WANGER SELECT										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$4.99	$7.93	$9.95	$8.12	$9.53	$12.71	$12.99	$12.91
Value at end of period			$7.93	$9.95	$8.12	$9.53	$12.71	$12.99	$12.91	$14.50
Number of accumulation units outstanding at end of period			2,710	2,762	2,761	6,925	6,556	6,700	6,695	6,310
WANGER USA										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.98	$8.23	$10.06	$9.63	$11.45	$15.18	$15.76	$15.52
Value at end of period			$8.23	$10.06	$9.63	$11.45	$15.18	$15.76	$15.52	$17.49
Number of accumulation units outstanding at end of period			353	353	353	566	588	612	1,333	1,387
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.58	$7.60	$8.54	$9.05	$10.09	$13.18	$14.52	$14.36
Value at end of period			$7.60	$8.54	$9.05	$10.09	$13.18	$14.52	$14.36	$16.13
Number of accumulation units outstanding at end of period			5,578	4,494	4,557	6,620	6,938	5,292	7,670	8,024
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.50	$8.26	$10.04	$9.73	$10.94	$14.97	$15.93	$15.07
Value at end of period			$8.26	$10.04	$9.73	$10.94	$14.97	$15.93	$15.07	$19.25
Number of accumulation units outstanding at end of period			1,869	1,868	2,030	7,522	7,097	6,975	7,727	7,885

TABLE 22

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$10.11	$12.98	$14.09	$13.22	$15.05	$20.08	$20.85	$21.16
Value at end of period			$12.98	$14.09	$13.22	$15.05	$20.08	$20.85	$21.16	$21.38
Number of accumulation units outstanding at end of period			1,120	5,973	5,954	6,031	6,540	8,543	10,821	9,959
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$8.02	$9.62	$11.05	$10.74	$11.83	$14.39	$16.26	$16.03
Value at end of period			$9.62	$11.05	$10.74	$11.83	$14.39	$16.26	$16.03	$17.09
Number of accumulation units outstanding at end of period			18,888	52,828	65,873	76,499	77,694	96,931	80,463	72,160
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.41	$9.91	$11.01	$11.12	$12.08	$15.52	$16.78	$16.14
Value at end of period			$9.91	$11.01	$11.12	$12.08	$15.52	$16.78	$16.14	$17.48
Number of accumulation units outstanding at end of period			27,634	67,671	103,855	113,004	126,181	135,194	135,787	133,828
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.02	$10.72	$11.20	$12.53	$13.24	$11.92	$12.12	$11.75
Value at end of period			$10.72	$11.20	$12.53	$13.24	$11.92	$12.12	$11.75	$12.19
Number of accumulation units outstanding at end of period			23,654	39,910	94,773	122,142	79,219	79,279	83,359	69,385

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.76	$9.31
Value at end of period									$9.31	$9.86
Number of accumulation units outstanding at end of period									574	19,956
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$10.46	$11.56	$10.15	$12.10	$17.34	$19.06	$18.11
Value at end of period				$11.56	$10.15	$12.10	$17.34	$19.06	$18.11	$20.73
Number of accumulation units outstanding at end of period				7,375	9,880	11,322	24,260	29,733	40,963	34,828
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.31	$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61	$11.06
Value at end of period		$5.76	$7.98	$8.37	$7.69	$9.55	$11.84	$11.61	$11.06	$9.89
Number of accumulation units outstanding at end of period		1,182	10,664	12,494	22,314	34,867	43,695	42,293	50,081	51,662
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.46	$11.74	$10.86	$12.53	$17.93	$19.49	$17.31
Value at end of period				$11.74	$10.86	$12.53	$17.93	$19.49	$17.31	$21.27
Number of accumulation units outstanding at end of period				8,689	28,312	43,476	75,801	96,610	80,171	79,801
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.99	$9.15
Value at end of period									$9.15	$10.46
Number of accumulation units outstanding at end of period									1,455	7,211
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.17	$10.08
Value at end of period									$10.08	$9.38
Number of accumulation units outstanding at end of period									59,510	39,595
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.16	$12.62	$15.71	$15.47	$17.35	$22.91	$24.14	$22.26
Value at end of period			$12.62	$15.71	$15.47	$17.35	$22.91	$24.14	$22.26	$26.97
Number of accumulation units outstanding at end of period			339	11,021	13,668	15,387	17,940	17,333	17,508	19,214
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.30	$18.63	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12	$24.34
Value at end of period	$18.63	$12.67	$15.72	$17.46	$18.09	$19.80	$23.14	$25.12	$24.34	$26.00
Number of accumulation units outstanding at end of period	178,681	117,437	110,585	107,928	104,489	99,205	99,833	101,669	104,737	93,579
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.97	$9.47	$10.86	$11.09	$14.30	$14.87
Value at end of period					$9.47	$10.86	$11.09	$14.30	$14.87	$15.56
Number of accumulation units outstanding at end of period					2,045	13,873	23,721	48,430	51,083	51,397
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.99	$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36
Value at end of period		$6.18	$7.80	$8.98	$8.45	$9.62	$12.47	$13.80	$13.36	$15.19
Number of accumulation units outstanding at end of period		12,592	18,922	22,439	33,157	36,369	36,315	39,852	43,480	29,038

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.97	$6.09	$7.98	$9.72	$9.21	$10.63	$14.23	$15.79	$14.83
Value at end of period		$6.09	$7.98	$9.72	$9.21	$10.63	$14.23	$15.79	$14.83	$16.74
Number of accumulation units outstanding at end of period		1,682	4,624	11,918	12,903	12,442	9,355	15,979	14,873	16,107
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period							$10.35	$12.06	$12.58	$11.66
Value at end of period							$12.06	$12.58	$11.66	$15.14
Number of accumulation units outstanding at end of period							846	4,292	3,932	18,011
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.60	$19.55	$11.51	$15.86	$17.19	$14.71	$17.37	$20.68	$19.94	$19.59
Value at end of period	$19.55	$11.51	$15.86	$17.19	$14.71	$17.37	$20.68	$19.94	$19.59	$19.53
Number of accumulation units outstanding at end of period	402,398	450,089	548,200	568,796	606,669	585,430	589,433	593,897	575,142	524,783
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.51	$34.37	$19.57	$26.31	$30.55	$29.50	$34.01	$44.23	$49.05	$48.91
Value at end of period	$34.37	$19.57	$26.31	$30.55	$29.50	$34.01	$44.23	$49.05	$48.91	$52.33
Number of accumulation units outstanding at end of period	4,751,978	4,412,465	1,150,736	1,120,823	1,130,087	1,036,706	1,001,571	940,391	895,239	794,188
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.68	$23.82	$13.53	$17.45	$19.90	$19.90	$23.13	$29.36	$31.62	$30.08
Value at end of period	$23.82	$13.53	$17.45	$19.90	$19.90	$23.13	$29.36	$31.62	$30.08	$35.16
Number of accumulation units outstanding at end of period	1,062,228	721,774	686,820	616,365	555,901	475,934	439,435	405,048	370,182	345,722
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.74	$22.32	$11.68	$14.84	$18.25	$18.12	$20.58	$27.80	$30.64	$32.53
Value at end of period	$22.32	$11.68	$14.84	$18.25	$18.12	$20.58	$27.80	$30.64	$32.53	$32.48
Number of accumulation units outstanding at end of period	1,024,423	635,450	631,481	574,550	547,005	499,583	478,392	447,516	422,980	380,654
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.25	$23.53	$13.10	$16.42	$18.40	$15.10	$18.05	$23.33	$21.24	$21.80
Value at end of period	$23.53	$13.10	$16.42	$18.40	$15.10	$18.05	$23.33	$21.24	$21.80	$20.50
Number of accumulation units outstanding at end of period	188,634	66,559	61,282	53,685	49,021	45,859	46,965	38,914	37,842	34,028
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.55	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67
Value at end of period	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67	$34.39
Number of accumulation units outstanding at end of period	167,236	156,837	189,715	201,779	205,528	197,548	181,004	162,656	149,873	158,204
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.08	$6.11	$8.07	$9.11	$8.85	$10.27	$13.38	$14.43	$14.77
Value at end of period		$6.11	$8.07	$9.11	$8.85	$10.27	$13.38	$14.43	$14.77	$16.46
Number of accumulation units outstanding at end of period		49,533	160,449	191,775	225,832	242,343	265,874	264,185	296,304	367,302
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$9.90	$12.29	$13.70	$12.72	$13.91	$17.80	$18.42	$17.46
Value at end of period			$12.29	$13.70	$12.72	$13.91	$17.80	$18.42	$17.46	$19.37
Number of accumulation units outstanding at end of period			4,526	11,632	12,716	14,464	10,424	13,325	14,536	15,865
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$36.01	$49.98	$53.69	$55.84
Value at end of period						$36.01	$49.98	$53.69	$55.84	$56.57
Number of accumulation units outstanding at end of period						36,822	36,477	32,187	30,198	21,740

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.19	$10.91	$7.55	$9.59	$10.41	$10.31	$11.63	$14.89	$15.95	$14.88
Value at end of period	$10.91	$7.55	$9.59	$10.41	$10.31	$11.63	$14.89	$15.95	$14.88	$16.26
Number of accumulation units outstanding at end of period	302,278	215,266	237,934	192,819	176,657	161,725	155,604	148,067	122,139	116,495
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.06	$29.63	$24.70	$30.80	$33.07	$33.30	$37.47	$44.60	$47.93	$47.78
Value at end of period	$29.63	$24.70	$30.80	$33.07	$33.30	$37.47	$44.60	$47.93	$47.78	$49.50
Number of accumulation units outstanding at end of period	424	102	101	151	150	158	162	168	120	126
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.26	$22.07	$12.30	$17.65	$22.00	$21.49	$24.96	$32.73	$36.48	$37.60
Value at end of period	$22.07	$12.30	$17.65	$22.00	$21.49	$24.96	$32.73	$36.48	$37.60	$41.84
Number of accumulation units outstanding at end of period	201	152	237	162	162	162	70	67	1	1
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$18.27	$19.37	$20.34	$22.81	$24.40	$25.80	$27.68	$27.38	$28.46	$28.26
Value at end of period	$19.37	$20.34	$22.81	$24.40	$25.80	$27.68	$27.38	$28.46	$28.26	$28.68
Number of accumulation units outstanding at end of period	147	21	24	27	0	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.21	$23.03	$12.63	$17.22	$19.76	$16.88	$20.08	$25.55	$27.19	$26.32
Value at end of period	$23.03	$12.63	$17.22	$19.76	$16.88	$20.08	$25.55	$27.19	$26.32	$26.61
Number of accumulation units outstanding at end of period	205	67	77	77	77	77	41	41	15	15
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.95	$20.46	$12.22	$16.50	$18.72	$17.56	$20.62	$26.63	$29.80	$31.10
Value at end of period	$20.46	$12.22	$16.50	$18.72	$17.56	$20.62	$26.63	$29.80	$31.10	$30.96
Number of accumulation units outstanding at end of period	140	89	89	72	72	72	4	4	4	3
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.12	$7.16	$9.12	$11.27	$10.96	$12.60	$16.92	$17.61	$16.82
Value at end of period		$7.16	$9.12	$11.27	$10.96	$12.60	$16.92	$17.61	$16.82	$21.02
Number of accumulation units outstanding at end of period		1,035	14,221	19,058	27,054	32,459	34,180	34,776	27,382	25,663
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.13	$15.07	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68
Value at end of period	$15.07	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68	$23.84
Number of accumulation units outstanding at end of period	2,034,924	1,641,822	272,007	264,738	253,651	237,774	211,952	178,018	166,767	153,990
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.00
Value at end of period										$10.10
Number of accumulation units outstanding at end of period										89,012
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$9.61	$9.73	$10.20	$10.10
Value at end of period							$9.73	$10.20	$10.10	$10.23
Number of accumulation units outstanding at end of period							18,566	66,264	101,797	125,022
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.72	$11.39	$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74
Value at end of period	$11.39	$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74	$18.23
Number of accumulation units outstanding at end of period	22,405	27,716	30,140	45,564	46,799	47,118	61,056	57,625	54,651	54,425
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.84	$17.04	$10.49	$14.28	$15.95	$14.59	$17.45	$21.92	$22.40	$23.37
Value at end of period	$17.04	$10.49	$14.28	$15.95	$14.59	$17.45	$21.92	$22.40	$23.37	$23.57
Number of accumulation units outstanding at end of period	124,507	147,639	232,590	285,859	292,743	326,829	367,331	375,198	392,008	329,233

CFI 190

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.61	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44
Value at end of period	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29
Number of accumulation units outstanding at end of period	174,636	149,476	171,985	182,477	171,874	167,612	160,476	150,097	141,613	130,663
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.34	$25.63	$15.18	$21.02	$24.15	$21.94	$26.35	$33.23	$33.67	$34.66
Value at end of period	$25.63	$15.18	$21.02	$24.15	$21.94	$26.35	$33.23	$33.67	$34.66	$34.37
Number of accumulation units outstanding at end of period	154	130	183	199	181	192	175	183	157	156
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.71	$16.81	$14.28	$16.81	$19.15	$19.13	$21.51	$21.28	$21.68	$20.99
Value at end of period	$16.81	$14.28	$16.81	$19.15	$19.13	$21.51	$21.28	$21.68	$20.99	$22.15
Number of accumulation units outstanding at end of period	187	25	29	32	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.38	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89
Value at end of period	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60
Number of accumulation units outstanding at end of period	29,331	30,484	42,136	45,193	51,093	52,464	66,696	64,895	65,375	64,840
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.25	$13.28	$9.11	$10.96	$12.14	$11.81	$13.02	$15.00	$16.05	$15.81
Value at end of period	$13.28	$9.11	$10.96	$12.14	$11.81	$13.02	$15.00	$16.05	$15.81	$16.57
Number of accumulation units outstanding at end of period	233,498	239,657	246,057	239,971	245,228	247,598	224,707	210,028	192,882	183,418
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.91	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56
Value at end of period	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17
Number of accumulation units outstanding at end of period	178,686	258,944	288,203	318,137	352,020	393,753	314,784	279,617	237,147	228,592
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.43	$12.76	$5.28	$9.13	$10.49	$7.96	$8.82	$8.57	$7.42	$6.22
Value at end of period	$12.76	$5.28	$9.13	$10.49	$7.96	$8.82	$8.57	$7.42	$6.22	$6.55
Number of accumulation units outstanding at end of period	91,433	110,979	162,854	140,305	132,934	109,730	99,412	98,645	91,531	85,862
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.58	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92
Value at end of period	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14
Number of accumulation units outstanding at end of period	102,400	85,880	90,536	87,979	80,694	64,755	65,768	71,994	70,452	69,465
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.94	$5.46	$8.31	$10.28	$8.73	$10.55	$13.51	$13.63	$13.86
Value at end of period		$5.46	$8.31	$10.28	$8.73	$10.55	$13.51	$13.63	$13.86	$14.52
Number of accumulation units outstanding at end of period		3,508	25,038	24,840	34,596	40,690	42,242	39,027	43,520	49,145
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.92	$9.93
Value at end of period									$9.93	$9.96
Number of accumulation units outstanding at end of period									28,496	56,374
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.55	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43
Value at end of period	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50
Number of accumulation units outstanding at end of period	349,900	415,129	588,105	629,963	699,955	697,235	678,748	655,859	609,263	565,251

CFI 191

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	$9.99	
Value at end of period	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$9.91	$8.71	
Number of accumulation units outstanding at end of period	144,454	122,036	119,988	120,489	119,894	98,158	78,000	54,367	12,918	
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80	$13.47
Value at end of period	$23.95	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$14.80
Number of accumulation units outstanding at end of period	970,917	982,274	1,033,466	1,044,667	997,051	1,014,665	939,233	866,848	685,933	629,297
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$2.42	$3.33	$3.67	$7.62	$8.75	$9.70				
Value at end of period	$3.50	$2.42	$3.33	$3.67	$7.62	$8.75				
Number of accumulation units outstanding at end of period	141,825	115,822	125,988	121,325	52,541	43,049				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.58	$27.35	$25.99	$22.48	$19.97	$20.43	$18.08	$15.31	$21.49	$20.55
Value at end of period	$28.39	$26.58	$27.35	$25.99	$22.48	$19.97	$20.43	$18.08	$15.31	$21.49
Number of accumulation units outstanding at end of period	353,991	367,368	410,017	453,864	472,194	527,000	491,525	553,155	834,263	1,175,116
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.63	$9.87								
Value at end of period	$10.67	$9.63								
Number of accumulation units outstanding at end of period	6,977	12,028								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.36	$14.10	$14.02	$14.90	$13.94	$13.57	$11.70	$9.82	$11.73	$10.78
Value at end of period	$14.07	$13.36	$14.10	$14.02	$14.90	$13.94	$13.57	$11.70	$9.82	$11.73
Number of accumulation units outstanding at end of period	5,779	6,334	320,989	349,739	392,064	435,066	467,090	532,418	530,219	759,653
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.36	$10.02								
Value at end of period	$9.83	$9.36								
Number of accumulation units outstanding at end of period	338,763	376,449								
VOYA GLOBAL EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.64	$10.35								
Value at end of period	$10.10	$9.64								
Number of accumulation units outstanding at end of period	3,387	3,009								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$9.73	$10.16	$10.10							
Value at end of period	$10.30	$9.73	$10.16							
Number of accumulation units outstanding at end of period	8,599	3,771	1,273							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$11.29	$11.22	$10.79	$11.10	$10.89	$10.24	$10.08			
Value at end of period	$11.37	$11.29	$11.22	$10.79	$11.10	$10.89	$10.24			
Number of accumulation units outstanding at end of period	18,536	23,961	18,128	25,163	30,870	15,855	7,266			
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.49	$13.62	$13.75	$13.87	$14.00	$14.13	$14.23	$14.32	$14.08	$13.52
Value at end of period	$13.39	$13.49	$13.62	$13.75	$13.87	$14.00	$14.13	$14.23	$14.32	$14.08
Number of accumulation units outstanding at end of period	526,041	469,490	471,733	578,941	546,739	707,063	647,497	815,873	3,316,496	2,504,027

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.75	$17.82	$11.01	$14.20	$16.05	$15.86	$18.19	$23.54	$25.82	$25.21
Value at end of period	$17.82	$11.01	$14.20	$16.05	$15.86	$18.19	$23.54	$25.82	$25.21	$27.41
Number of accumulation units outstanding at end of period	2,818,397	2,037,144	1,839,332	1,862,272	1,861,396	1,670,182	1,750,329	1,583,337	1,453,012	1,334,797
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18	$17.64
Value at end of period	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18	$17.64	$20.03
Number of accumulation units outstanding at end of period	24,096	16,990	39,078	56,297	54,082	95,490	78,943	64,492	64,582	63,515
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.52	$23.43	$14.57	$17.78	$20.07	$19.87	$22.52	$29.65	$33.45	$33.41
Value at end of period	$23.43	$14.57	$17.78	$20.07	$19.87	$22.52	$29.65	$33.45	$33.41	$36.49
Number of accumulation units outstanding at end of period	855,618	620,994	568,955	485,147	507,393	473,116	440,158	433,149	407,440	379,270
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.88	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48	$37.43
Value at end of period	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48	$37.43	$43.81
Number of accumulation units outstanding at end of period	2,087,844	1,877,948	487,393	457,951	433,512	393,730	387,424	341,646	311,335	285,399
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.02	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79	$25.68
Value at end of period	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79	$25.68	$32.39
Number of accumulation units outstanding at end of period	382,587	301,783	280,673	261,623	247,590	221,187	226,153	200,476	193,514	185,311
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.26	$11.51	$10.93	$12.54	$15.42	$16.25	$15.78
Value at end of period				$11.51	$10.93	$12.54	$15.42	$16.25	$15.78	$16.87
Number of accumulation units outstanding at end of period				53	853	1,726	2,547	923	2,625	4,498
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.16	$18.02	$16.34	$18.06	$19.65	$20.93	$22.68	$22.44	$23.71	$23.62
Value at end of period	$18.02	$16.34	$18.06	$19.65	$20.93	$22.68	$22.44	$23.71	$23.62	$24.41
Number of accumulation units outstanding at end of period	2,974,277	2,994,466	604,395	582,574	571,135	554,849	553,721	520,758	875,242	806,058
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.20	$5.93	$7.51	$8.02	$6.98	$8.21	$9.87	$9.20	$9.03
Value at end of period		$5.93	$7.51	$8.02	$6.98	$8.21	$9.87	$9.20	$9.03	$9.02
Number of accumulation units outstanding at end of period		564	138,315	119,799	125,263	146,917	152,357	197,292	216,984	248,696
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.33	$12.08	$15.68	$17.64	$18.59
Value at end of period					$10.33	$12.08	$15.68	$17.64	$18.59	$19.14
Number of accumulation units outstanding at end of period					384,155	386,856	367,930	646,648	609,397	581,189
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.38	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04
Value at end of period	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04	$14.71
Number of accumulation units outstanding at end of period	729,986	640,957	646,775	646,828	1,190,520	1,058,327	1,238,781	1,314,387	1,177,906	1,103,510
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.13	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41
Value at end of period	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41	$28.06
Number of accumulation units outstanding at end of period	59,687	62,519	62,179	89,864	104,620	128,908	222,785	217,268	226,210	229,125
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72
Value at end of period	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72	$16.94
Number of accumulation units outstanding at end of period	69,515	63,777	72,682	77,966	78,529	80,117	82,202	91,839	75,364	75,038

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65
Value at end of period			$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65	$27.08
Number of accumulation units outstanding at end of period			17,574	22,867	35,479	31,298	24,380	45,694	53,082	63,620
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.38	$6.64	$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56
Value at end of period		$6.64	$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56	$17.10
Number of accumulation units outstanding at end of period		2,112	51,257	84,470	94,922	115,917	147,468	166,825	185,230	165,693
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59
Value at end of period			$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59	$23.52
Number of accumulation units outstanding at end of period			8,095	7,740	7,392	10,374	11,734	22,670	38,688	46,682
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.84	$16.01	$15.51	$17.75	$23.71	$26.09	$25.64
Value at end of period			$12.84	$16.01	$15.51	$17.75	$23.71	$26.09	$25.64	$27.13
Number of accumulation units outstanding at end of period			14,537	17,516	17,781	13,637	16,525	20,937	21,152	23,207
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.07	$5.93	$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42
Value at end of period		$5.93	$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42	$18.45
Number of accumulation units outstanding at end of period		8,928	12,373	24,888	35,014	34,477	49,813	68,055	79,757	101,293
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.22	$6.96	$8.73	$10.93	$10.40	$11.96	$16.44	$17.08	$16.15
Value at end of period		$6.96	$8.73	$10.93	$10.40	$11.96	$16.44	$17.08	$16.15	$19.38
Number of accumulation units outstanding at end of period		7,368	7,676	10,983	17,258	15,352	28,961	37,568	51,382	57,016
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.04	$9.85	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54
Value at end of period	$9.85	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54	$19.70
Number of accumulation units outstanding at end of period	58,940	51,117	66,416	63,400	72,009	73,862	87,312	102,649	105,143	109,964
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.68	$30.08	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59
Value at end of period	$30.08	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59	$61.16
Number of accumulation units outstanding at end of period	201,172	159,680	161,075	145,177	137,528	135,275	131,791	125,361	116,776	99,308
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.19	$12.63	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95
Value at end of period	$12.63	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95	$15.68
Number of accumulation units outstanding at end of period	226,104	257,129	423,806	591,337	695,461	760,406	937,590	992,369	1,009,960	1,001,616
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.54	$13.08	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60
Value at end of period	$13.08	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60	$16.41
Number of accumulation units outstanding at end of period	178,984	155,507	259,975	353,891	445,355	502,391	612,203	631,168	628,522	655,375
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$13.49	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97
Value at end of period	$13.49	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97	$16.84
Number of accumulation units outstanding at end of period	95,846	129,545	223,054	289,926	353,672	384,712	443,467	405,617	423,395	446,006

CFI 194

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.80	$11.55	$10.85	$12.42	$15.19	$15.99	$15.70
Value at end of period				$11.55	$10.85	$12.42	$15.19	$15.99	$15.70	$16.55
Number of accumulation units outstanding at end of period				2,134	10,336	21,159	41,506	48,091	67,113	73,860
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.12	$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33
Value at end of period		$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33	$12.99
Number of accumulation units outstanding at end of period		2,050	5,444	7,484	13,115	11,516	22,915	32,536	16,457	20,153
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.98	$11.44	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29	$14.16
Value at end of period	$11.44	$9.45	$10.97	$11.91	$11.84	$12.87	$13.64	$14.29	$14.16	$14.66
Number of accumulation units outstanding at end of period	48,339	20,664	52,353	75,270	69,908	83,281	97,439	104,558	562,105	446,755
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.57	$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27
Value at end of period		$7.65	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87
Number of accumulation units outstanding at end of period		18	613	10,315	13,539	20,098	27,195	35,658	39,043	43,434
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.58	$18.42	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57	$23.30
Value at end of period	$18.42	$13.95	$16.28	$17.91	$18.06	$20.09	$22.31	$23.57	$23.30	$24.39
Number of accumulation units outstanding at end of period	96,446	93,026	85,628	75,342	73,152	71,412	75,812	73,982	62,400	53,431
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.93	$19.69	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29	$23.78
Value at end of period	$19.69	$12.47	$15.47	$17.33	$16.66	$18.98	$23.01	$24.29	$23.78	$25.18
Number of accumulation units outstanding at end of period	172,905	137,773	155,921	149,984	136,485	140,642	148,061	145,519	148,879	140,450
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.02	$18.82	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48	$23.13
Value at end of period	$18.82	$12.96	$15.64	$17.36	$17.10	$19.24	$22.22	$23.48	$23.13	$24.43
Number of accumulation units outstanding at end of period	195,630	149,655	154,712	183,254	173,264	161,276	155,803	156,573	153,294	145,231
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.79	$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43	$12.34
Value at end of period		$10.21	$10.70	$11.25	$11.95	$12.29	$11.87	$12.43	$12.34	$12.51
Number of accumulation units outstanding at end of period		1,848	9,146	16,755	36,942	35,456	30,621	30,688	83,650	94,612
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$7.06	$10.57	$12.02	$12.12	$13.90	$18.18	$20.41	$20.44
Value at end of period			$10.57	$12.02	$12.12	$13.90	$18.18	$20.41	$20.44	$22.61
Number of accumulation units outstanding at end of period			1,054	1,907	2,666	2,454	4,584	5,312	6,794	7,885
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.96	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29
Value at end of period	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77
Number of accumulation units outstanding at end of period	1,075,558	1,194,534	26,670	34,471	36,572	40,423	74,101	73,263	95,373	107,855
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.70	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16
Value at end of period	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43
Number of accumulation units outstanding at end of period	1,137,369	1,047,522	148,266	149,283	160,645	151,780	157,648	133,330	131,265	117,755

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65
Value at end of period		$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64
Number of accumulation units outstanding at end of period		135,153	160,570	156,125	170,654	180,251	181,265	159,267	148,554	137,551
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.32	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18
Value at end of period	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74
Number of accumulation units outstanding at end of period	85,159	87,635	128,570	160,633	180,241	223,684	220,076	241,719	245,402	209,975
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.74	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78
Value at end of period	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98
Number of accumulation units outstanding at end of period	38,922	30,188	38,406	45,046	48,548	46,474	36,678	28,757	31,288	27,091
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.09	$10.29	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09	$15.47
Value at end of period	$10.29	$6.72	$8.30	$10.30	$9.93	$11.23	$15.57	$16.09	$15.47	$18.95
Number of accumulation units outstanding at end of period	5,823	2,275	7,321	12,152	14,256	9,732	20,591	18,856	20,305	18,533
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30	$21.73
Value at end of period	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30	$21.73	$24.06
Number of accumulation units outstanding at end of period	46,107	56,934	90,157	117,462	138,895	119,590	121,389	117,089	112,744	111,222
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.54	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74
Value at end of period	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03
Number of accumulation units outstanding at end of period	253,925	114,381	128,229	129,081	116,819	115,716	123,644	113,155	103,212	92,151
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.40	$12.27	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41	$18.52
Value at end of period	$12.27	$9.65	$11.73	$13.05	$12.79	$13.78	$17.06	$18.41	$18.52	$21.14
Number of accumulation units outstanding at end of period	1,488,393	954,044	994,240	891,748	836,002	723,553	681,776	768,656	18,108	16,001
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.71	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15
Value at end of period	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15	$21.56
Number of accumulation units outstanding at end of period	54,252	60,709	68,250	88,641	99,288	95,868	72,452	70,143	73,780	71,476
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01
Value at end of period	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01	$20.15
Number of accumulation units outstanding at end of period	109,778	74,366	83,699	90,075	88,188	94,605	73,942	72,789	69,833	70,650
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55
Value at end of period	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55	$34.70
Number of accumulation units outstanding at end of period	91,115	77,267	115,804	105,887	116,403	120,897	124,022	127,159	135,624	99,111
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.08	$12.73	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65
Value at end of period	$12.73	$8.83	$11.14	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65	$27.28
Number of accumulation units outstanding at end of period	12,579	13,020	44,773	44,618	49,291	59,814	68,588	73,999	78,346	47,841
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.65	$15.02	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76	$20.38
Value at end of period	$15.02	$8.52	$11.78	$14.11	$12.84	$15.48	$19.50	$19.76	$20.38	$20.23
Number of accumulation units outstanding at end of period	2,768,200	1,893,045	1,783,716	1,539,634	1,437,522	1,317,127	1,172,737	1,050,775	37,571	35,066

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.60	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98
Value at end of period	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98	$20.36
Number of accumulation units outstanding at end of period	31,112	31,966	68,839	66,399	78,885	102,787	106,379	116,784	110,159	110,100
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Value at end of period	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31	$23.87
Number of accumulation units outstanding at end of period	406,760	478,584	743,343	993,634	1,109,412	1,183,144	1,329,995	1,400,394	1,545,543	1,543,584
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.02	$13.95	$7.60	$11.03	$14.50	$13.83	$15.91	$20.62	$23.60	$23.84
Value at end of period	$13.95	$7.60	$11.03	$14.50	$13.83	$15.91	$20.62	$23.60	$23.84	$25.37
Number of accumulation units outstanding at end of period	1,639,397	971,117	915,364	812,340	757,469	703,150	641,557	564,900	24,522	23,335
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$18.27	$11.64	$14.41	$16.40	$16.10	$18.70	$24.03	$25.57	$23.58
Value at end of period	$18.27	$11.64	$14.41	$16.40	$16.10	$18.70	$24.03	$25.57	$23.58	$27.75
Number of accumulation units outstanding at end of period	3,423,229	4,028,893	137,155	149,773	163,826	174,723	194,908	180,432	179,328	174,698
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.79	$24.81	$14.20	$20.11	$23.28	$22.81	$26.87	$37.06	$39.90	$43.80
Value at end of period	$24.81	$14.20	$20.11	$23.28	$22.81	$26.87	$37.06	$39.90	$43.80	$44.04
Number of accumulation units outstanding at end of period	1,050,005	774,473	387,445	386,349	373,676	344,041	333,040	314,206	299,694	275,933
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61
Value at end of period	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61	$15.76
Number of accumulation units outstanding at end of period	37,301	31,614	37,990	32,148	38,822	38,026	31,036	30,221	53,045	40,559
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63
Value at end of period		$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63	$9.72
Number of accumulation units outstanding at end of period		378,455	323,241	295,684	275,242	347,947	349,489	321,496	301,221	284,720
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07
Value at end of period	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07	$13.26
Number of accumulation units outstanding at end of period	29,564	35,988	45,805	52,133	58,931	68,219	66,908	66,492	60,918	50,150
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.05	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04
Value at end of period	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04	$11.76
Number of accumulation units outstanding at end of period	18,701	25,579	51,832	64,560	96,495	95,669	100,999	85,195	68,649	90,654
WANGER SELECT										
Value at beginning of period	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66
Value at end of period	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66	$24.32
Number of accumulation units outstanding at end of period	169,924	166,318	206,584	239,449	229,080	223,821	191,907	168,381	148,773	141,870
WANGER USA										
Value at beginning of period	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55
Value at end of period	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55	$25.40
Number of accumulation units outstanding at end of period	72,113	59,083	57,776	66,340	79,950	73,015	63,963	51,849	49,270	44,544
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64
Value at end of period	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05
Number of accumulation units outstanding at end of period	401,176	317,989	388,051	403,204	430,567	440,375	430,785	443,091	435,079	457,746

Condensed Financial Information (continued)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$34.92	$36.93	$34.73	$25.39	$22.60	$23.31	$19.20	$14.92	$22.08	$24.25
Value at end of period	$44.58	$34.92	$36.93	$34.73	$25.39	$22.60	$23.31	$19.20	$14.92	$22.08
Number of accumulation units outstanding at end of period	62,069	67,164	72,552	76,461	84,221	95,390	101,238	113,857	105,233	144,947

WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)
(Funds were first received in this option during May 2016)

	2016
Value at beginning of period	$10.06
Value at end of period	$11.58
Number of accumulation units outstanding at end of period	254

TABLE 23

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during May 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.09	$20.79	$20.04	$15.02	$13.21	$14.07	$12.98	$9.97		
Value at end of period	$21.30	$21.09	$20.79	$20.04	$15.02	$13.21	$14.07	$12.98		
Number of accumulation units outstanding at end of period	34,751	33,901	40,960	39,673	35,164	25,734	20,222	15,707		

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$15.97	$16.20	$14.35	$11.80	$10.72	$11.03	$9.61	$7.74		
Value at end of period	$17.02	$15.97	$16.20	$14.35	$11.80	$10.72	$11.03	$9.61		
Number of accumulation units outstanding at end of period	561,904	584,580	710,022	967,519	1,166,660	1,059,046	568,786	157,239		

AMANA INCOME FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$16.08	$16.72	$15.48	$12.05	$11.10	$11.00	$9.90	$8.13		
Value at end of period	$17.41	$16.08	$16.72	$15.48	$12.05	$11.10	$11.00	$9.90		
Number of accumulation units outstanding at end of period	748,080	804,161	908,434	1,142,158	995,938	802,324	600,684	207,888		

AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$49.48	$53.11	$47.80	$35.67	$31.52	$30.99	$27.50	$23.62	$36.60	$37.17
Value at end of period	$55.50	$49.48	$53.11	$47.80	$35.67	$31.52	$30.99	$27.50	$23.62	$36.60
Number of accumulation units outstanding at end of period	1,537	751	922	820	412	289	138	298	280	164

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)
(Funds were first received in this option during May 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$11.71	$12.09	$11.89	$13.22	$12.52	$11.19	$10.71	$10.13		
Value at end of period	$12.14	$11.71	$12.09	$11.89	$13.22	$12.52	$11.19	$10.71		
Number of accumulation units outstanding at end of period	425,269	443,372	475,706	492,093	591,153	419,596	218,797	117,956		

AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)
(Funds were first received in this option during July 2015)

	2016	2015
Value at beginning of period	$9.31	$9.74
Value at end of period	$9.85	$9.31
Number of accumulation units outstanding at end of period	87,267	7,391

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$9.33	$11.56	$10.15	$12.09	$17.31	$19.02	$18.06
Value at end of period				$11.56	$10.15	$12.09	$17.31	$19.02	$18.06	$20.66
Number of accumulation units outstanding at end of period				14,349	21,326	31,318	113,838	154,650	169,808	125,949
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.37	$5.76	$7.96	$8.35	$7.67	$9.52	$11.80	$11.57	$11.01
Value at end of period		$5.76	$7.96	$8.35	$7.67	$9.52	$11.80	$11.57	$11.01	$9.85
Number of accumulation units outstanding at end of period		9,978	50,777	37,025	67,626	68,700	189,216	325,147	379,303	298,534
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$9.63	$11.73	$10.85	$12.51	$17.90	$19.45	$17.26
Value at end of period				$11.73	$10.85	$12.51	$17.90	$19.45	$17.26	$21.20
Number of accumulation units outstanding at end of period				75,770	151,639	251,081	411,224	457,176	452,625	432,381
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.99	$9.15
Value at end of period									$9.15	$10.45
Number of accumulation units outstanding at end of period									6,747	98,419
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.99	$10.07
Value at end of period									$10.07	$9.37
Number of accumulation units outstanding at end of period									240,666	297,827
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.43	$12.62	$15.70	$15.45	$17.32	$22.85	$24.08	$22.19
Value at end of period			$12.62	$15.70	$15.45	$17.32	$22.85	$24.08	$22.19	$26.87
Number of accumulation units outstanding at end of period			992	42,611	46,800	49,384	63,887	75,324	64,967	61,802
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.20	$18.52	$12.59	$15.62	$17.33	$17.94	$19.63	$22.94	$24.89	$24.10
Value at end of period	$18.52	$12.59	$15.62	$17.33	$17.94	$19.63	$22.94	$24.89	$24.10	$25.74
Number of accumulation units outstanding at end of period	296,590	274,306	297,680	298,260	267,842	283,921	323,524	278,331	274,711	264,386
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.94	$9.47	$10.85	$11.07	$14.27	$14.84
Value at end of period					$9.47	$10.85	$11.07	$14.27	$14.84	$15.52
Number of accumulation units outstanding at end of period					14,335	38,226	55,322	91,211	95,310	131,773
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.64	$6.18	$7.79	$8.97	$8.43	$9.60	$12.43	$13.75	$13.31
Value at end of period		$6.18	$7.79	$8.97	$8.43	$9.60	$12.43	$13.75	$13.31	$15.13
Number of accumulation units outstanding at end of period		25,313	31,964	54,816	79,646	73,904	84,362	96,141	94,153	81,896
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.27	$6.09	$7.97	$9.70	$9.20	$10.61	$14.19	$15.74	$14.77
Value at end of period		$6.09	$7.97	$9.70	$9.20	$10.61	$14.19	$15.74	$14.77	$16.67
Number of accumulation units outstanding at end of period		44,364	57,737	67,227	75,847	68,807	64,315	98,909	71,791	53,257

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$10.43	$12.05	$12.57	$11.65
Value at end of period							$12.05	$12.57	$11.65	$15.11
Number of accumulation units outstanding at end of period							266	4,399	29,805	50,489
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.58	$19.51	$11.48	$15.82	$17.13	$14.65	$17.30	$20.58	$19.83	$19.47
Value at end of period	$19.51	$11.48	$15.82	$17.13	$14.65	$17.30	$20.58	$19.83	$19.47	$19.41
Number of accumulation units outstanding at end of period	2,562,446	2,509,419	3,019,894	2,929,335	2,878,122	2,736,978	2,658,792	2,304,544	2,191,638	2,093,948
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.35	$34.17	$19.45	$26.13	$30.33	$29.27	$33.73	$43.84	$48.59	$48.43
Value at end of period	$34.17	$19.45	$26.13	$30.33	$29.27	$33.73	$43.84	$48.59	$48.43	$51.79
Number of accumulation units outstanding at end of period	3,808,007	3,541,960	3,764,165	3,229,521	3,164,441	3,135,098	3,086,792	2,778,987	2,593,529	2,393,463
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.56	$23.68	$13.44	$17.33	$19.76	$19.75	$22.94	$29.10	$31.32	$29.78
Value at end of period	$23.68	$13.44	$17.33	$19.76	$19.75	$22.94	$29.10	$31.32	$29.78	$34.80
Number of accumulation units outstanding at end of period	1,406,150	1,319,771	1,395,516	1,228,889	1,127,906	1,057,270	1,017,847	955,259	880,341	828,836
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.65	$22.19	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36	$32.21
Value at end of period	$22.19	$11.60	$14.74	$18.12	$17.98	$20.41	$27.55	$30.36	$32.21	$32.15
Number of accumulation units outstanding at end of period	1,901,930	1,795,844	1,827,870	1,635,220	1,616,655	1,652,260	1,567,104	1,605,057	1,538,039	1,423,308
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$17.04
Value at end of period										$19.00
Number of accumulation units outstanding at end of period										232
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.15	$23.40	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04	$21.59
Value at end of period	$23.40	$13.02	$16.31	$18.26	$14.98	$17.90	$23.12	$21.04	$21.59	$20.29
Number of accumulation units outstanding at end of period	162,784	136,696	135,526	103,797	109,027	113,642	116,203	121,941	138,177	130,021
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.50	$17.88	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87	$26.48
Value at end of period	$17.88	$11.86	$15.16	$19.25	$18.34	$21.50	$29.00	$28.87	$26.48	$34.13
Number of accumulation units outstanding at end of period	746,694	708,476	770,867	759,913	713,462	679,825	689,000	624,949	546,257	518,551
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.21	$6.11	$8.06	$9.10	$8.84	$10.25	$13.34	$14.38	$14.71
Value at end of period		$6.11	$8.06	$9.10	$8.84	$10.25	$13.34	$14.38	$14.71	$16.39
Number of accumulation units outstanding at end of period		172,816	501,928	670,832	649,765	588,206	610,487	678,576	821,914	967,850
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$14.87	$16.18	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40	$21.22
Value at end of period	$16.18	$11.62	$14.98	$16.69	$15.49	$16.93	$21.65	$22.40	$21.22	$23.53
Number of accumulation units outstanding at end of period	205	902	26,404	31,605	35,891	34,235	29,718	29,001	26,426	25,527
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$35.99	$49.94	$53.61	$55.74
Value at end of period						$35.99	$49.94	$53.61	$55.74	$56.44
Number of accumulation units outstanding at end of period						42,950	44,424	49,199	43,350	41,912
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.15	$10.86	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82	$14.76
Value at end of period	$10.86	$7.51	$9.54	$10.35	$10.24	$11.55	$14.78	$15.82	$14.76	$16.11
Number of accumulation units outstanding at end of period	544,774	481,591	473,052	437,016	426,367	389,166	376,107	360,123	335,219	307,003

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$47.31	$47.49	$44.21	$37.16	$33.04	$32.83	$30.59	$24.55	$29.46	$26.92
Value at end of period	$49.00	$47.31	$47.49	$44.21	$37.16	$33.04	$32.83	$30.59	$24.55	$29.46
Number of accumulation units outstanding at end of period	171	172	171	174	173	174	194	227	838	908
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$37.23	$36.15	$32.45	$24.76	$21.32	$21.84	$17.53	$12.23	$21.94	$18.16
Value at end of period	$41.42	$37.23	$36.15	$32.45	$24.76	$21.32	$21.84	$17.53	$12.23	$21.94
Number of accumulation units outstanding at end of period	4	4	4	9	9	9	9	9	603	651
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$27.98	$28.20	$27.14	$27.45	$25.59	$24.22	$22.66	$20.21	$19.25	$18.17
Value at end of period	$28.39	$27.98	$28.20	$27.14	$27.45	$25.59	$24.22	$22.66	$20.21	$19.25
Number of accumulation units outstanding at end of period	126	188	184	184	184	187	179	169	497	548
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.06	$26.94	$25.32	$19.92	$16.75	$19.62	$17.11	$12.55	$22.90	$21.10
Value at end of period	$26.33	$26.06	$26.94	$25.32	$19.92	$16.75	$19.62	$17.11	$12.55	$22.90
Number of accumulation units outstanding at end of period	246	246	246	252	251	252	253	253	896	1,178
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$30.79	$29.53	$26.39	$20.45	$17.42	$18.58	$16.39	$12.14	$20.34	$17.85
Value at end of period	$30.64	$30.79	$29.53	$26.39	$20.45	$17.42	$18.58	$16.39	$12.14	$20.34
Number of accumulation units outstanding at end of period	2	2	2	6	6	6	10	10	326	750
LAZARD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.20									
Value at end of period	$9.67									
Number of accumulation units outstanding at end of period	3,435									
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.76	$17.56	$16.88	$12.57	$10.94	$11.26	$9.11	$7.16	$9.38	
Value at end of period	$20.93	$16.76	$17.56	$16.88	$12.57	$10.94	$11.26	$9.11	$7.16	
Number of accumulation units outstanding at end of period	235,559	236,400	243,621	313,712	246,982	168,310	85,933	43,932	3,939	
LORD ABBETT SERIES FUND – MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.53	$21.55	$19.52	$15.13	$13.34	$14.04	$11.30	$9.02	$15.02	$15.08
Value at end of period	$23.66	$20.53	$21.55	$19.52	$15.13	$13.34	$14.04	$11.30	$9.02	$15.02
Number of accumulation units outstanding at end of period	570,931	613,143	646,996	673,766	680,199	732,383	773,241	982,771	999,731	1,219,708
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period	$10.00									
Value at end of period	$10.09									
Number of accumulation units outstanding at end of period	52,333									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.08	$10.19	$9.73	$9.59						
Value at end of period	$10.22	$10.08	$10.19	$9.73						
Number of accumulation units outstanding at end of period	394,882	345,427	209,832	62,207						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.66	$16.92	$15.50	$11.35	$10.35	$10.78	$8.88	$6.88	$11.38	$10.71
Value at end of period	$18.13	$16.66	$16.92	$15.50	$11.35	$10.35	$10.78	$8.88	$6.88	$11.38
Number of accumulation units outstanding at end of period	243,814	238,626	231,118	261,692	220,912	396,971	115,669	71,252	48,301	37,013
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.23	$22.29	$21.81	$17.38	$14.53	$15.89	$14.24	$10.47	$17.01	$14.82
Value at end of period	$23.42	$23.23	$22.29	$21.81	$17.38	$14.53	$15.89	$14.24	$10.47	$17.01
Number of accumulation units outstanding at end of period	905,379	714,251	641,929	597,449	571,847	555,729	608,795	592,610	562,865	414,798

CFI 201

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.45	$66.86	$34.40	$61.89	$77.81	$63.10	$75.49	$80.99	$76.33	$64.94
Value at end of period	$66.86	$34.40	$61.89	$77.81	$63.10	$75.49	$80.99	$76.33	$64.94	$68.72
Number of accumulation units outstanding at end of period	456,698	507,978	624,578	646,096	674,108	724,489	736,576	653,677	625,681	579,541
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.23	$25.50	$15.10	$20.90	$24.00	$21.79	$26.16	$32.97	$33.39	$34.36
Value at end of period	$15.50	$15.10	$20.90	$24.00	$21.79	$26.16	$32.97	$33.39	$34.36	$34.05
Number of accumulation units outstanding at end of period	2,848	1,793	1,065	1,088	1,066	1,082	1,132	788	824	767
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$15.40	$16.73	$14.21	$16.71	$19.03	$19.00	$21.35	$21.11	$21.50	$20.80
Value at end of period	$16.73	$14.21	$16.71	$19.03	$19.00	$21.35	$21.11	$21.50	$20.80	$21.94
Number of accumulation units outstanding at end of period	332	354	354	369	380	365	365	367	373	129
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.37	$13.08	$8.05	$10.93	$13.36	$12.93	$15.11	$21.09	$23.37	$21.78
Value at end of period	$13.08	$8.05	$10.93	$13.36	$12.93	$15.11	$21.09	$23.37	$21.78	$25.45
Number of accumulation units outstanding at end of period	87,838	104,048	135,726	142,712	110,929	105,758	150,459	170,936	179,212	174,080
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.21	$13.23	$9.08	$10.91	$12.08	$11.74	$12.94	$14.90	$15.93	$15.69
Value at end of period	$13.23	$9.08	$10.91	$12.08	$11.74	$12.94	$14.90	$15.93	$15.69	$16.44
Number of accumulation units outstanding at end of period	1,112,254	1,039,841	1,221,039	1,136,584	1,042,876	964,186	864,034	565,239	514,331	491,787
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$7.28	$5.41
Value at end of period									$5.41	$6.12
Number of accumulation units outstanding at end of period									21,171	76,584
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.90	$11.93	$10.97	$12.86	$13.77	$15.22	$16.39	$14.73	$15.03	$14.48
Value at end of period	$11.93	$10.97	$12.86	$13.77	$15.22	$16.39	$14.73	$15.03	$14.48	$15.08
Number of accumulation units outstanding at end of period	866,018	1,714,640	2,286,826	2,801,042	2,993,747	3,238,654	2,311,435	1,637,337	1,316,134	1,220,952
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.24	$12.75	$5.28	$9.12	$10.47	$7.94	$8.80	$8.54	$7.39	$6.20
Value at end of period	$12.75	$5.28	$9.12	$10.47	$7.94	$8.80	$8.54	$7.39	$6.20	$6.52
Number of accumulation units outstanding at end of period	380,615	347,146	498,946	416,859	339,871	326,873	262,506	227,770	222,950	180,390
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.56	$12.11	$7.75	$12.31	$14.38	$14.00	$16.09	$17.85	$17.68	$16.82
Value at end of period	$12.11	$7.75	$12.31	$14.38	$14.00	$16.09	$17.85	$17.68	$16.82	$19.02
Number of accumulation units outstanding at end of period	618,846	589,305	631,049	604,740	688,529	768,698	802,365	392,946	327,967	306,038
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.17	$5.46	$8.30	$10.27	$8.71	$10.52	$13.48	$13.59	$13.80
Value at end of period		$5.46	$8.30	$10.27	$8.71	$10.52	$13.48	$13.59	$13.80	$14.46
Number of accumulation units outstanding at end of period		36,361	85,579	155,561	125,207	148,835	195,192	198,033	274,924	285,343
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$9.93	$9.93
Value at end of period									$9.93	$9.95
Number of accumulation units outstanding at end of period									44,068	110,091

CFI 202

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.53	$13.75	$14.47	$17.03	$19.00	$18.37	$21.06	$21.31	$21.43	$20.31
Value at end of period	$13.75	$14.47	$17.03	$19.00	$18.37	$21.06	$21.31	$21.43	$20.31	$21.36
Number of accumulation units outstanding at end of period	1,807,197	1,839,213	2,191,368	2,427,527	2,540,197	2,596,041	2,575,397	1,877,478	1,582,998	1,299,618
THE BOND FUND OF AMERICA^{SM} (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.97	$8.71	$9.91	$10.52	$11.09	$11.63	$11.28	$11.79	$11.70
Value at end of period		$8.71	$9.91	$10.52	$11.09	$11.63	$11.28	$11.79	$11.70	$11.90
Number of accumulation units outstanding at end of period		40,459	126,048	167,025	145,915	175,552	147,967	146,722	184,414	188,792
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.45	$14.77	$8.91	$11.87	$13.19	$12.43	$14.83	$19.65	$21.25	$22.17
Value at end of period	$14.77	$8.91	$11.87	$13.19	$12.43	$14.83	$19.65	$21.25	$22.17	$23.80
Number of accumulation units outstanding at end of period	3,695,079	3,497,301	4,122,457	3,884,153	3,449,060	3,142,962	3,070,169	2,957,866	2,779,294	2,643,289
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.23
Value at end of period										$10.36
Number of accumulation units outstanding at end of period										9,762
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.81	$8.75	$7.61	$3.66	$3.32	$2.41
Value at end of period					$8.75	$7.61	$3.66	$3.32	$2.41	$3.49
Number of accumulation units outstanding at end of period					110,537	268,859	376,742	739,941	550,645	709,634
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.44	$21.37	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09	$26.33
Value at end of period	$21.37	$15.21	$17.95	$20.28	$19.82	$22.30	$25.76	$27.09	$26.33	$28.10
Number of accumulation units outstanding at end of period	1,524,448	1,221,727	1,132,032	988,621	883,575	790,243	702,138	632,409	558,183	501,564
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.04	$9.63
Value at end of period									$9.63	$10.66
Number of accumulation units outstanding at end of period									44,399	111,118
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.88	$11.71	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03	$13.29
Value at end of period	$11.71	$9.80	$11.80	$13.53	$13.89	$14.69	$13.96	$14.03	$13.29	$13.98
Number of accumulation units outstanding at end of period	1,353,515	1,398,547	1,438,469	1,423,354	1,463,499	1,424,433	1,353,585	861,388	2,410	2,362
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.02	$9.35
Value at end of period									$9.35	$9.82
Number of accumulation units outstanding at end of period									1,327,396	1,129,928
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$10.07	$10.16	$9.72
Value at end of period								$10.16	$9.72	$10.28
Number of accumulation units outstanding at end of period								31,383	153,867	113,664
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$10.44	$10.93	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82	$13.91
Value at end of period	$10.93	$11.56	$12.02	$12.64	$13.44	$13.69	$13.31	$13.82	$13.91	$13.99
Number of accumulation units outstanding at end of period	6,705	9,391	16,626	21,879	24,279	29,369	30,420	34,013	32,892	43,864

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.45	$14.00	$14.23	$14.14	$14.03	$13.89	$13.76	$13.62	$13.49	$13.36
Value at end of period	$14.00	$14.23	$14.14	$14.03	$13.89	$13.76	$13.62	$13.49	$13.36	$13.25
Number of accumulation units outstanding at end of period	3,818,074	4,585,229	3,839,351	3,172,902	3,191,766	2,686,771	2,746,407	2,439,906	2,500,323	2,667,211
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$17.71	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58	$24.96
Value at end of period	$17.71	$10.94	$14.10	$15.94	$15.74	$18.04	$23.33	$25.58	$24.96	$27.13
Number of accumulation units outstanding at end of period	4,688,558	3,711,290	3,375,353	3,499,681	3,122,470	2,784,865	2,980,033	2,796,332	2,573,348	2,296,950
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$11.53	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09	$17.55
Value at end of period	$11.53	$8.85	$13.08	$14.80	$15.30	$17.27	$18.06	$18.09	$17.55	$19.91
Number of accumulation units outstanding at end of period	57,290	50,114	113,042	161,479	176,625	304,213	278,013	256,687	218,348	211,341
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.41	$23.30	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14	$33.09
Value at end of period	$23.30	$14.48	$17.67	$19.93	$19.72	$22.34	$29.40	$33.14	$33.09	$36.13
Number of accumulation units outstanding at end of period	3,132,136	2,687,577	2,739,321	2,273,303	2,055,559	1,908,669	1,851,092	1,884,887	1,831,586	1,848,916
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.78	$23.80	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16	$37.10
Value at end of period	$23.80	$14.71	$19.18	$23.15	$22.66	$26.41	$35.18	$38.16	$37.10	$43.40
Number of accumulation units outstanding at end of period	1,875,734	1,636,315	1,651,797	1,254,091	1,145,391	1,038,875	998,425	1,009,096	971,244	948,602
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$16.66	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56	$25.45
Value at end of period	$16.66	$10.96	$13.54	$16.47	$16.19	$18.01	$25.45	$26.56	$25.45	$32.09
Number of accumulation units outstanding at end of period	1,119,154	985,346	1,051,625	850,072	764,655	725,343	765,486	739,589	700,206	691,570
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$15.64	$16.21	$15.74
Value at end of period								$16.21	$15.74	$16.81
Number of accumulation units outstanding at end of period								334	700	3,038
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.07	$17.92	$16.24	$17.93	$19.50	$20.77	$22.49	$22.24	$23.49	$23.39
Value at end of period	$17.92	$16.24	$17.93	$19.50	$20.77	$22.49	$22.24	$23.49	$23.39	$24.16
Number of accumulation units outstanding at end of period	2,009,478	1,700,056	1,623,258	1,500,245	1,403,969	1,467,500	1,277,382	1,154,880	2,107,186	2,080,880
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.40	$5.93	$7.50	$8.01	$6.97	$8.19	$9.84	$9.17	$9.00
Value at end of period		$5.93	$7.50	$8.01	$6.97	$8.19	$9.84	$9.17	$9.00	$8.98
Number of accumulation units outstanding at end of period		4,697	351,572	310,919	320,786	334,897	403,035	464,004	645,584	707,557
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.32	$12.07	$15.65	$17.61	$18.54
Value at end of period					$10.32	$12.07	$15.65	$17.61	$18.54	$19.09
Number of accumulation units outstanding at end of period					1,277,826	1,568,932	1,754,560	2,874,319	2,848,723	2,676,783
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.37	$9.15	$6.33	$7.06	$8.35	$8.55	$9.71	$12.58	$13.72	$12.97
Value at end of period	$9.15	$6.33	$7.06	$8.35	$8.55	$9.71	$12.58	$13.72	$12.97	$14.63
Number of accumulation units outstanding at end of period	3,096,950	2,802,649	3,001,481	2,461,577	3,715,931	3,408,810	4,322,074	4,449,918	4,030,668	3,600,615
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.09	$15.05	$9.30	$13.02	$16.80	$16.55	$18.71	$24.45	$26.34	$26.22
Value at end of period	$15.05	$9.30	$13.02	$16.80	$16.55	$18.71	$24.45	$26.34	$26.22	$27.84
Number of accumulation units outstanding at end of period	83,259	121,057	149,841	198,549	331,079	623,094	801,153	722,454	696,197	702,576

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$9.99
Value at end of period										$10.15
Number of accumulation units outstanding at end of period										521
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.81	$11.28	$7.31	$9.01	$10.36	$9.81	$10.73	$13.89	$15.85	$15.64
Value at end of period	$11.28	$7.31	$9.01	$10.36	$9.81	$10.73	$13.89	$15.85	$15.64	$16.85
Number of accumulation units outstanding at end of period	102,304	83,534	85,906	68,157	68,758	73,553	74,237	80,641	107,257	76,977
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.56	$14.02	$14.47	$16.40	$21.43	$24.00	$25.57
Value at end of period			$12.56	$14.02	$14.47	$16.40	$21.43	$24.00	$25.57	$26.97
Number of accumulation units outstanding at end of period			20,615	31,564	33,613	58,318	72,026	117,561	263,247	447,701
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.82	$6.64	$8.13	$9.03	$9.17	$10.49	$13.72	$15.33	$15.50
Value at end of period		$6.64	$8.13	$9.03	$9.17	$10.49	$13.72	$15.33	$15.50	$17.02
Number of accumulation units outstanding at end of period		6,921	152,020	176,943	215,476	311,379	415,194	548,712	778,297	910,693
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.85	$13.03	$12.98	$14.90	$19.39	$21.54	$20.52
Value at end of period			$11.85	$13.03	$12.98	$14.90	$19.39	$21.54	$20.52	$23.43
Number of accumulation units outstanding at end of period			22,512	20,721	22,347	30,036	62,655	80,216	97,608	140,977
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.84	$16.00	$15.49	$17.71	$23.66	$26.02	$25.56
Value at end of period			$12.84	$16.00	$15.49	$17.71	$23.66	$26.02	$25.56	$27.03
Number of accumulation units outstanding at end of period			27,968	39,442	44,248	44,677	69,386	76,643	127,203	168,288
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.34	$5.92	$8.22	$10.19	$9.90	$11.47	$15.24	$17.00	$16.36
Value at end of period		$5.92	$8.22	$10.19	$9.90	$11.47	$15.24	$17.00	$16.36	$18.37
Number of accumulation units outstanding at end of period		6,947	61,223	112,404	173,172	211,416	296,380	409,229	616,625	748,904
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.05	$6.96	$8.72	$10.92	$10.39	$11.93	$16.39	$17.03	$16.09
Value at end of period		$6.96	$8.72	$10.92	$10.39	$11.93	$16.39	$17.03	$16.09	$19.29
Number of accumulation units outstanding at end of period		12,287	55,268	97,614	173,908	202,565	299,111	346,754	496,345	588,580
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.01	$9.82	$6.37	$8.26	$10.83	$10.81	$12.33	$16.97	$17.75	$17.41
Value at end of period	$9.82	$6.37	$8.26	$10.83	$10.81	$12.33	$16.97	$17.75	$17.41	$19.55
Number of accumulation units outstanding at end of period	149,833	197,318	256,579	373,908	341,819	403,013	537,316	500,285	585,811	547,173
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.54	$29.92	$20.42	$25.79	$31.76	$30.67	$34.77	$47.42	$50.02	$49.13
Value at end of period	$29.92	$20.42	$25.79	$31.76	$30.67	$34.77	$47.42	$50.02	$49.13	$60.56
Number of accumulation units outstanding at end of period	648,029	590,550	622,413	569,735	521,379	472,664	451,643	429,760	424,083	432,727
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.18	$12.62	$8.26	$10.29	$11.59	$11.12	$12.49	$14.38	$15.03	$14.87
Value at end of period	$12.62	$8.26	$10.29	$11.59	$11.12	$12.49	$14.38	$15.03	$14.87	$15.59
Number of accumulation units outstanding at end of period	150,320	214,323	420,890	424,397	486,409	578,458	564,661	598,768	595,660	603,764

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.53	$13.06	$8.14	$10.35	$11.74	$11.08	$12.63	$15.05	$15.75	$15.51
Value at end of period	$13.06	$8.14	$10.35	$11.74	$11.08	$12.63	$15.05	$15.75	$15.51	$16.32
Number of accumulation units outstanding at end of period	143,180	282,299	407,307	432,013	486,904	631,358	686,403	771,047	782,242	788,630
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.87	$13.47	$8.02	$10.31	$11.76	$11.04	$12.62	$15.43	$16.20	$15.89
Value at end of period	$13.47	$8.02	$10.31	$11.76	$11.04	$12.62	$15.43	$16.20	$15.89	$16.74
Number of accumulation units outstanding at end of period	113,691	165,753	280,819	332,260	355,767	415,159	443,558	492,301	526,731	524,289
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$10.26	$11.54	$10.84	$12.40	$15.16	$15.95	$15.65
Value at end of period				$11.54	$10.84	$12.40	$15.16	$15.95	$15.65	$16.50
Number of accumulation units outstanding at end of period				853	11,811	20,646	43,838	101,721	137,806	115,093
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.23	$6.93	$8.52	$9.51	$9.19	$10.34	$11.84	$12.47	$12.29
Value at end of period		$6.93	$8.52	$9.51	$9.19	$10.34	$11.84	$12.47	$12.29	$12.93
Number of accumulation units outstanding at end of period		1,119	2,058	3,097	5,869	11,655	12,250	18,950	22,007	22,041
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.97	$11.43	$9.43	$10.94	$11.87	$11.80	$12.82	$13.58	$14.22	$14.09
Value at end of period	$11.43	$9.43	$10.94	$11.87	$11.80	$12.82	$13.58	$14.22	$14.09	$14.57
Number of accumulation units outstanding at end of period	32,055	64,790	76,015	75,701	83,052	56,830	41,345	95,925	425,957	372,157
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.43	$7.65	$9.11	$10.03	$9.86	$10.93	$11.86	$12.39	$12.22
Value at end of period		$7.65	$9.11	$10.03	$9.86	$10.93	$11.86	$12.39	$12.22	$12.81
Number of accumulation units outstanding at end of period		21,087	16,404	14,744	21,289	26,586	47,805	84,155	84,268	104,920
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.48	$18.31	$13.86	$16.17	$17.78	$17.92	$19.93	$22.12	$23.35	$23.07
Value at end of period	$18.31	$13.86	$16.17	$17.78	$17.92	$19.93	$22.12	$23.35	$23.07	$24.14
Number of accumulation units outstanding at end of period	297,742	268,083	258,448	213,347	216,659	199,131	218,913	209,370	185,978	187,635
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.83	$19.58	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07	$23.54
Value at end of period	$19.58	$12.39	$15.37	$17.20	$16.53	$18.82	$22.81	$24.07	$23.54	$24.93
Number of accumulation units outstanding at end of period	486,642	412,934	416,480	364,440	355,825	344,604	334,501	333,245	287,646	282,595
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.92	$18.71	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26	$22.90
Value at end of period	$18.71	$12.88	$15.54	$17.23	$16.96	$19.08	$22.02	$23.26	$22.90	$24.18
Number of accumulation units outstanding at end of period	284,307	243,241	216,269	230,541	193,617	218,397	240,039	285,252	270,146	271,069
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.87	$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39	$12.29
Value at end of period		$10.20	$10.69	$11.24	$11.93	$12.26	$11.83	$12.39	$12.29	$12.45
Number of accumulation units outstanding at end of period		50,549	76,709	69,523	79,019	82,672	86,682	115,169	139,710	226,623
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.00	$13.55	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30	$20.32
Value at end of period	$13.55	$8.44	$10.54	$11.98	$12.07	$13.84	$18.09	$20.30	$20.32	$22.47
Number of accumulation units outstanding at end of period	161	677	1,777	2,307	21,652	2,839	9,525	36,748	54,454	82,596
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.92	$15.31	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89	$28.10
Value at end of period	$15.31	$11.13	$14.95	$18.06	$17.32	$19.95	$25.94	$28.89	$28.10	$34.52
Number of accumulation units outstanding at end of period	186,273	186,081	278,723	369,216	396,015	424,190	435,110	361,499	359,196	433,592

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$18.55	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80	$28.96
Value at end of period	$18.55	$10.79	$14.45	$18.09	$18.31	$21.69	$29.82	$30.80	$28.96	$30.21
Number of accumulation units outstanding at end of period	628,758	554,433	631,247	522,484	491,852	470,454	554,727	562,071	477,909	386,243
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93	$13.60
Value at end of period		$6.71	$8.88	$10.23	$9.60	$11.99	$12.34	$13.93	$13.60	$13.58
Number of accumulation units outstanding at end of period		874,548	932,710	960,063	926,856	900,385	899,579	710,502	661,625	609,985
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.32	$10.03	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77	$17.09
Value at end of period	$10.03	$6.11	$8.22	$10.41	$11.29	$12.91	$13.04	$16.77	$17.09	$17.64
Number of accumulation units outstanding at end of period	377,822	554,232	712,985	668,543	733,225	866,048	817,575	792,173	758,836	733,443
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.69	$21.33	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00	$29.57
Value at end of period	$21.33	$12.84	$16.73	$18.56	$17.51	$19.46	$25.97	$29.00	$29.57	$31.73
Number of accumulation units outstanding at end of period	66,258	84,262	98,159	89,425	72,715	79,894	71,389	75,525	68,655	59,872
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.08	$10.28	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02	$15.39
Value at end of period	$10.28	$6.71	$8.28	$10.27	$9.90	$11.19	$15.51	$16.02	$15.39	$18.85
Number of accumulation units outstanding at end of period	13,923	22,550	19,341	25,177	33,010	45,933	69,648	48,696	81,554	82,990
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.12	$14.87	$8.96	$12.35	$15.69	$13.84	$15.70	$21.15	$22.19	$21.61
Value at end of period	$14.87	$8.96	$12.35	$15.69	$13.84	$15.70	$21.15	$22.19	$21.61	$23.92
Number of accumulation units outstanding at end of period	288,484	569,771	811,140	961,606	1,019,343	829,415	741,274	475,489	422,979	382,934
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.51	$14.04	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06	$19.60
Value at end of period	$14.04	$8.83	$11.23	$12.80	$12.41	$14.58	$19.49	$21.06	$19.60	$22.86
Number of accumulation units outstanding at end of period	1,286,423	626,096	617,334	502,699	469,212	433,718	449,047	437,941	412,647	368,563
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.39	$12.25	$9.63	$11.70	$13.01	$12.74	$13.73	$16.98	$18.32	$18.41
Value at end of period	$12.25	$9.63	$11.70	$13.01	$12.74	$13.73	$16.98	$18.32	$18.41	$21.02
Number of accumulation units outstanding at end of period	3,507,975	2,829,579	2,597,190	2,253,033	2,112,686	2,067,923	2,046,895	2,141,553	4,215	4,447
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.70	$12.90	$8.66	$10.62	$11.83	$11.46	$13.00	$17.23	$18.78	$18.05
Value at end of period	$12.90	$8.66	$10.62	$11.83	$11.46	$13.00	$17.23	$18.78	$18.05	$21.43
Number of accumulation units outstanding at end of period	302,905	314,225	399,045	342,284	279,345	259,812	291,884	273,920	283,868	256,100
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.05	$24.75	$11.94	$20.28	$24.15	$19.55	$23.05	$21.51	$21.49	$17.92
Value at end of period	$24.75	$11.94	$20.28	$24.15	$19.55	$23.05	$21.51	$21.49	$17.92	$20.04
Number of accumulation units outstanding at end of period	231,591	206,597	219,825	189,757	159,498	168,724	152,399	157,440	130,560	156,435
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.49	$17.72	$11.75	$14.62	$17.79	$17.94	$21.31	$27.76	$31.60	$34.34
Value at end of period	$17.72	$11.75	$14.62	$17.79	$17.94	$21.31	$27.76	$31.60	$30.34	$34.45
Number of accumulation units outstanding at end of period	390,468	296,735	303,115	295,719	296,234	343,882	460,690	501,486	520,172	558,648
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$12.71	$8.82	$11.12	$13.95	$13.62	$16.01	$22.02	$23.63	$22.53
Value at end of period	$12.71	$8.82	$11.12	$13.95	$13.62	$16.01	$22.02	$23.63	$22.53	$27.12
Number of accumulation units outstanding at end of period	26,743	33,115	34,156	52,307	51,309	93,630	166,219	244,053	269,912	280,149

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.21	$15.00	$8.86	$12.25	$14.07	$12.80	$15.42	$19.41	$18.87	$20.27
Value at end of period	$15.00	$8.86	$12.25	$14.07	$12.80	$15.42	$19.41	$18.87	$20.27	$20.11
Number of accumulation units outstanding at end of period	6,330,355	4,895,755	4,708,925	4,165,115	3,801,021	3,711,808	3,485,355	3,428,908	17,497	18,232
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.59	$11.13	$7.78	$12.87	$15.17	$14.91	$17.15	$19.07	$18.95	$17.90
Value at end of period	$11.13	$7.78	$12.87	$15.17	$14.91	$17.15	$19.07	$18.95	$17.90	$20.25
Number of accumulation units outstanding at end of period	70,355	60,170	137,395	195,117	198,670	230,657	318,955	316,174	286,962	269,370
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.43	$12.85	$9.22	$12.16	$13.73	$13.99	$15.85	$19.18	$21.30	$22.19
Value at end of period	$12.85	$9.22	$12.16	$13.73	$13.99	$15.85	$19.18	$21.30	$22.19	$23.73
Number of accumulation units outstanding at end of period	3,707,037	3,247,292	3,840,472	4,003,047	4,342,117	4,947,953	5,435,817	5,916,489	6,581,577	7,310,113
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.01	$13.48	$7.84	$11.36	$14.46	$13.78	$15.84	$21.21	$23.48	$23.71
Value at end of period	$13.48	$7.84	$11.36	$14.46	$13.78	$15.84	$21.21	$23.48	$23.71	$25.22
Number of accumulation units outstanding at end of period	2,600,164	2,328,633	2,362,841	2,220,215	2,071,324	2,029,088	1,870,161	1,790,049	66	66
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.87	$18.23	$11.60	$14.36	$16.34	$16.04	$18.61	$23.90	$25.43	$23.44
Value at end of period	$18.23	$11.60	$14.36	$16.34	$16.04	$18.61	$23.90	$25.43	$23.44	$27.56
Number of accumulation units outstanding at end of period	299,385	311,881	435,884	407,836	393,593	420,961	422,450	420,241	405,541	390,829
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.67	$24.67	$14.11	$19.98	$23.11	$22.64	$26.65	$36.74	$39.53	$43.37
Value at end of period	$24.67	$14.11	$19.98	$23.11	$22.64	$26.65	$36.74	$39.53	$43.37	$43.59
Number of accumulation units outstanding at end of period	941,944	877,473	918,354	750,958	731,264	754,643	749,882	824,862	901,074	866,975
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.29	$18.25	$9.12	$12.43	$14.00	$12.15	$14.29	$16.17	$15.83	$15.53
Value at end of period	$18.25	$9.12	$12.43	$14.00	$12.15	$14.29	$16.17	$15.83	$15.53	$15.66
Number of accumulation units outstanding at end of period	121,844	118,675	122,393	103,601	101,944	94,290	98,977	100,527	76,954	74,861
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.30	$8.24	$8.88	$7.74	$9.11	$10.84	$10.03	$9.60
Value at end of period		$6.30	$8.24	$8.88	$7.74	$9.11	$10.84	$10.03	$9.60	$9.68
Number of accumulation units outstanding at end of period		1,233,294	1,174,934	1,081,566	1,000,279	1,345,055	1,227,483	1,144,455	1,101,605	1,030,746
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.08	$11.23	$6.71	$8.78	$9.37	$8.75	$10.55	$13.64	$13.13	$12.02
Value at end of period	$11.23	$6.71	$8.78	$9.37	$8.75	$10.55	$13.64	$13.13	$12.02	$13.19
Number of accumulation units outstanding at end of period	33,966	38,955	47,978	49,193	45,090	52,643	70,443	68,296	66,572	57,026
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.12	$10.50	$5.65	$8.38	$10.37	$8.76	$10.55	$12.78	$12.09	$11.99
Value at end of period	$10.50	$5.65	$8.38	$10.37	$8.76	$10.55	$12.78	$12.09	$11.99	$11.70
Number of accumulation units outstanding at end of period	309,588	237,477	338,140	437,431	458,604	522,365	618,548	696,357	703,311	620,856
WANGER SELECT										
Value at beginning of period	$14.81	$16.04	$8.09	$13.31	$16.68	$13.59	$15.94	$21.24	$21.69	$21.53
Value at end of period	$16.04	$8.09	$13.31	$16.68	$13.59	$15.94	$21.24	$21.69	$21.53	$24.16
Number of accumulation units outstanding at end of period	865,789	736,136	932,387	1,033,204	928,404	861,491	783,984	725,008	682,009	599,746
WANGER USA										
Value at beginning of period	$13.64	$14.23	$8.50	$11.96	$14.61	$13.96	$16.59	$21.97	$22.79	$22.42
Value at end of period	$14.23	$8.50	$11.96	$14.61	$13.96	$16.59	$21.97	$22.79	$22.42	$25.24
Number of accumulation units outstanding at end of period	393,115	495,854	612,093	682,583	866,682	870,892	787,098	646,645	604,566	567,103

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.96	$13.33	$8.82	$10.40	$11.66	$12.36	$13.76	$17.96	$19.77	$19.52
Value at end of period	$13.33	$8.82	$10.40	$11.66	$12.36	$13.76	$17.96	$19.77	$19.52	$21.91
Number of accumulation units outstanding at end of period	1,229,889	1,086,017	1,150,809	961,182	935,569	922,859	942,360	943,969	985,536	1,106,931
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.17	$22.00	$14.86	$19.11	$23.19	$22.47	$25.23	$34.50	$36.67	$34.65
Value at end of period	$22.00	$14.86	$19.11	$23.19	$22.47	$25.23	$34.50	$36.67	$34.65	$44.21
Number of accumulation units outstanding at end of period	687,600	555,936	607,006	559,217	509,276	470,296	435,437	395,622	365,952	358,844

TABLE 24

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$11.22	$12.97	$14.06	$13.19	$14.99	$19.99	$20.73	$21.02
Value at end of period			$12.97	$14.06	$13.19	$14.99	$19.99	$20.73	$21.02	$21.21
Number of accumulation units outstanding at end of period			276	276	232	314	538	483	694	562
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$8.61	$9.61	$11.02	$10.70	$11.78	$14.32	$16.15	$15.92
Value at end of period			$9.61	$11.02	$10.70	$11.78	$14.32	$16.15	$15.92	$16.95
Number of accumulation units outstanding at end of period			217	1,777	1,670	3,078	3,423	2,742	2,446	3,583
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2010)										
Value at beginning of period				$10.17	$10.99	$11.08	$12.03	$15.44	$16.67	$16.02
Value at end of period				$10.99	$11.08	$12.03	$15.44	$16.67	$16.02	$17.34
Number of accumulation units outstanding at end of period				50	64	1,448	5,013	4,035	4,539	2,345
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$10.14	$10.71	$11.18	$12.50	$13.20	$11.87	$12.06	$11.67
Value at end of period			$10.71	$11.18	$12.50	$13.20	$11.87	$12.06	$11.67	$12.10
Number of accumulation units outstanding at end of period			1,792	7,231	16,980	12,069	6,226	1,371	1,684	1,388
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.65	$9.30
Value at end of period									$9.30	$9.84
Number of accumulation units outstanding at end of period									1,930	2,705
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.72	$10.14	$12.07	$17.28	$18.97	$18.00
Value at end of period					$10.14	$12.07	$17.28	$18.97	$18.00	$20.59
Number of accumulation units outstanding at end of period					1,821	1,937	2,422	981	2,752	3,835

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.02	$5.75	$7.95	$8.34	$7.65	$9.49	$11.76	$11.52	$10.96
Value at end of period		$5.75	$7.95	$8.34	$7.65	$9.49	$11.76	$11.52	$10.96	$9.80
Number of accumulation units outstanding at end of period		166	779	931	2,254	3,092	8,061	7,421	9,130	5,559
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$12.00	$10.85	$12.50	$17.87	$19.40	$17.21
Value at end of period					$10.85	$12.50	$17.87	$19.40	$17.21	$21.13
Number of accumulation units outstanding at end of period					85	85	2,521	949	2,063	4,083
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period									$9.41	$9.15
Value at end of period									$9.15	$10.44
Number of accumulation units outstanding at end of period									538	4,507
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.60	$10.07
Value at end of period									$10.07	$9.36
Number of accumulation units outstanding at end of period									4,140	1,863
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$12.15	$12.61	$15.69	$15.43	$17.29	$22.80	$24.01	$22.12
Value at end of period			$12.61	$15.69	$15.43	$17.29	$22.80	$24.01	$22.12	$26.77
Number of accumulation units outstanding at end of period			7	87	2,630	2,453	2,420	482	626	1,470
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.11	$18.41	$12.51	$15.51	$17.21	$17.80	$19.47	$22.74	$24.66	$23.87
Value at end of period	$18.41	$12.51	$15.51	$17.21	$17.80	$19.47	$22.74	$24.66	$23.87	$25.47
Number of accumulation units outstanding at end of period	28,402	12,996	9,009	8,228	3,895	2,465	2,784	1,067	2,441	10,142
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period						$9.37	$10.84	$11.06	$14.25	$14.80
Value at end of period						$10.84	$11.06	$14.25	$14.80	$15.47
Number of accumulation units outstanding at end of period						1,602	3,489	1,251	931	1,193
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.87	$6.18	$7.79	$8.96	$8.42	$9.57	$12.40	$13.71	$13.26
Value at end of period		$6.18	$7.79	$8.96	$8.42	$9.57	$12.40	$13.71	$13.26	$15.06
Number of accumulation units outstanding at end of period		233	955	1,244	755	674	777	877	982	592
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$7.88	$7.97	$9.69	$9.18	$10.58	$14.15	$15.68	$14.72
Value at end of period			$7.97	$9.69	$9.18	$10.58	$14.15	$15.68	$14.72	$16.59
Number of accumulation units outstanding at end of period			23	141	247	277	363	594	950	614
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period								$12.37	$12.56	$11.63
Value at end of period								$12.56	$11.63	$15.08
Number of accumulation units outstanding at end of period								136	254	2,815

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.56	$19.48	$11.46	$15.77	$17.07	$14.60	$17.22	$20.48	$19.72	$19.36
Value at end of period	$19.48	$11.46	$15.77	$17.07	$14.60	$17.22	$20.48	$19.72	$19.36	$19.29
Number of accumulation units outstanding at end of period	146,947	66,850	56,875	44,836	31,577	29,185	28,071	38,522	43,199	38,038
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.20	$33.97	$19.33	$25.95	$30.10	$29.04	$33.45	$43.46	$48.14	$47.96
Value at end of period	$33.97	$19.33	$25.95	$30.10	$29.04	$33.45	$43.46	$48.14	$47.96	$51.26
Number of accumulation units outstanding at end of period	341,656	219,261	166,720	158,889	129,622	117,965	116,485	123,296	123,440	51,558
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.43	$23.54	$13.36	$17.21	$19.61	$19.60	$22.75	$28.85	$31.03	$29.49
Value at end of period	$23.54	$13.36	$17.21	$19.61	$19.60	$22.75	$28.85	$31.03	$29.49	$34.44
Number of accumulation units outstanding at end of period	262,429	125,299	85,701	82,239	65,859	55,572	53,196	47,338	59,483	27,924
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.56	$22.06	$11.53	$14.64	$17.99	$17.84	$20.24	$27.31	$30.08	$31.90
Value at end of period	$22.06	$11.53	$14.64	$17.99	$17.84	$20.24	$27.31	$30.08	$31.90	$31.82
Number of accumulation units outstanding at end of period	302,333	104,016	60,361	57,947	59,919	47,220	52,303	26,251	26,033	31,950
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.04	$23.26	$12.94	$16.20	$18.13	$14.86	$17.76	$22.92	$20.85	$21.38
Value at end of period	$23.26	$12.94	$16.20	$18.13	$14.86	$17.76	$22.92	$20.85	$21.38	$20.08
Number of accumulation units outstanding at end of period	20,550	13,669	10,238	10,158	10,679	10,569	7,973	2,309	1,397	1,407
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.45	$17.83	$11.81	$15.10	$19.16	$18.25	$21.38	$28.82	$28.68	$26.28
Value at end of period	$17.83	$11.81	$15.10	$19.16	$18.25	$21.38	$28.82	$28.68	$26.28	$33.86
Number of accumulation units outstanding at end of period	48,377	27,827	31,209	29,350	23,094	20,223	18,417	21,107	24,418	15,174
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.89	$6.11	$8.06	$9.09	$8.82	$10.22	$13.30	$14.33	$14.66
Value at end of period		$6.11	$8.06	$9.09	$8.82	$10.22	$13.30	$14.33	$14.66	$16.31
Number of accumulation units outstanding at end of period		2,982	6,917	9,318	8,822	9,648	10,781	12,662	16,272	21,903
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.46	$12.28	$13.67	$12.69	$13.86	$17.71	$18.32	$17.34
Value at end of period			$12.28	$13.67	$12.69	$13.86	$17.71	$18.32	$17.34	$19.22
Number of accumulation units outstanding at end of period			0	35	0	0	0	0	175	461
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.98	$49.89	$53.54	$55.63
Value at end of period						$35.98	$49.89	$53.54	$55.63	$56.30
Number of accumulation units outstanding at end of period						6,887	6,890	4,337	4,426	4,858
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.11	$10.82	$7.48	$9.49	$10.29	$10.18	$11.47	$14.67	$15.70	$14.64
Value at end of period	$10.82	$7.48	$9.49	$10.29	$10.18	$11.47	$14.67	$15.70	$14.64	$15.97
Number of accumulation units outstanding at end of period	115,519	86,234	64,029	59,066	52,221	46,367	36,351	7,167	7,107	6,464
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$18.38	$18.45	$17.29	$20.28	$26.16	$29.25	$30.49
Value at end of period				$18.45	$17.29	$20.28	$26.16	$29.25	$30.49	$30.33
Number of accumulation units outstanding at end of period				1	2	4	7	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
LAZARAD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.20
Value at end of period										$9.66
Number of accumulation units outstanding at end of period										6
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.14	$7.16	$9.11	$11.24	$10.92	$12.55	$16.83	$17.50	$16.70
Value at end of period		$7.16	$9.11	$11.24	$10.92	$12.55	$16.83	$17.50	$16.70	$20.84
Number of accumulation units outstanding at end of period		180	234	319	364	1,550	1,801	2,023	2,281	2,404
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.04	$14.97	$8.98	$11.26	$13.97	$13.27	$15.04	$19.40	$21.41	$20.38
Value at end of period	$14.97	$8.98	$11.26	$13.97	$13.27	$15.04	$19.40	$21.41	$20.38	$23.48
Number of accumulation units outstanding at end of period	68,025	40,910	22,904	20,198	20,886	17,979	18,210	8,686	8,859	9,468
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$9.90	$10.18	$10.07
Value at end of period								$10.18	$10.07	$10.20
Number of accumulation units outstanding at end of period								1,535	2,799	7,637
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.71	$11.37	$6.87	$8.87	$10.75	$10.32	$11.31	$15.44	$16.85	$16.58
Value at end of period	$11.37	$6.87	$8.87	$10.75	$10.32	$11.31	$15.44	$16.85	$16.58	$18.03
Number of accumulation units outstanding at end of period	575	1,456	3,670	3,964	3,915	4,354	4,789	2,307	6,139	7,109
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.80	$16.98	$10.44	$14.20	$15.84	$14.48	$17.30	$21.71	$22.17	$23.10
Value at end of period	$16.98	$10.44	$14.20	$15.84	$14.48	$17.30	$21.71	$22.17	$23.10	$23.28
Number of accumulation units outstanding at end of period	14,536	12,246	6,287	7,033	8,169	8,695	9,586	115,801	116,465	7,914
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.29	$66.61	$34.26	$61.60	$77.41	$62.74	$75.03	$80.44	$75.78	$64.44
Value at end of period	$66.61	$34.26	$61.60	$77.41	$62.74	$75.03	$80.44	$75.78	$64.44	$68.16
Number of accumulation units outstanding at end of period	28,076	25,177	13,796	13,304	10,146	9,030	9,495	3,398	3,271	5,288
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.36	$13.06	$8.03	$10.91	$13.32	$12.89	$15.05	$21.00	$23.26	$21.66
Value at end of period	$13.06	$8.03	$10.91	$13.32	$12.89	$15.05	$21.00	$23.26	$21.66	$25.30
Number of accumulation units outstanding at end of period	2,541	3,696	3,874	3,842	3,654	3,538	4,450	2,927	2,859	2,884
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.18	$13.19	$9.04	$10.85	$12.02	$11.67	$12.86	$14.80	$15.82	$15.57
Value at end of period	$13.19	$9.04	$10.85	$12.02	$11.67	$12.86	$14.80	$15.82	$15.57	$16.30
Number of accumulation units outstanding at end of period	95,473	25,495	23,714	16,401	13,970	14,662	16,093	11,389	13,358	9,598
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$6.20
Value at end of period										$6.12
Number of accumulation units outstanding at end of period										277
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.88	$11.90	$10.95	$12.82	$13.72	$15.16	$16.31	$14.66	$14.95	$14.39
Value at end of period	$11.90	$10.95	$12.82	$13.72	$15.16	$16.31	$14.66	$14.95	$14.39	$14.98
Number of accumulation units outstanding at end of period	9,460	27,192	26,578	36,159	45,457	50,145	46,915	38,274	43,917	27,988

CFI 212

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$6.17	$7.37	$8.51	$8.78	$7.92	$10.45	$9.11	$5.27	$12.75	$10.67
Value at end of period	$6.49	$6.17	$7.37	$8.51	$8.78	$7.92	$10.45	$9.11	$5.27	$12.75
Number of accumulation units outstanding at end of period	7,859	6,874	6,009	9,038	12,179	10,932	10,346	9,942	13,808	9,558
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.72	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73	$12.09	$11.54
Value at end of period	$18.90	$16.72	$17.59	$17.76	$16.02	$13.95	$14.34	$12.27	$7.73	$12.09
Number of accumulation units outstanding at end of period	4,668	6,956	5,649	6,544	7,405	7,550	9,675	13,212	23,034	29,781
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.75	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46	$5.98	
Value at end of period	$14.39	$13.75	$13.54	$13.44	$10.50	$8.69	$10.26	$8.29	$5.46	
Number of accumulation units outstanding at end of period	3,176	3,176	1,515	3,026	809	1,386	2,756	1,720	214	
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$9.93	$9.99								
Value at end of period	$9.94	$9.93								
Number of accumulation units outstanding at end of period	586	48								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.20	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44	$13.73	$12.52
Value at end of period	$21.23	$20.20	$21.32	$21.21	$20.97	$18.30	$18.94	$16.98	$14.44	$13.73
Number of accumulation units outstanding at end of period	24,665	32,427	29,163	39,708	37,556	44,896	44,246	51,997	65,934	54,015
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.66	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71	$9.69	
Value at end of period	$11.85	$11.66	$11.75	$11.25	$11.60	$11.07	$10.51	$9.90	$8.71	
Number of accumulation units outstanding at end of period	8,104	4,860	5,063	8,851	8,076	7,792	5,280	2,769	375	
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.04	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89	$14.74	$13.44
Value at end of period	$23.65	$22.04	$21.14	$19.55	$14.77	$12.38	$13.15	$11.83	$8.89	$14.74
Number of accumulation units outstanding at end of period	33,241	92,566	93,926	62,921	62,393	66,294	99,181	96,562	125,546	283,624
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$10.40									
Value at end of period	$10.36									
Number of accumulation units outstanding at end of period	49									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$2.41	$3.31	$3.66	$7.61	$8.74	$10.78				
Value at end of period	$3.48	$2.41	$3.31	$3.66	$7.61	$8.74				
Number of accumulation units outstanding at end of period	63,027	57,570	48,266	7,781	7,120	1,260				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.07	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11	$21.24	$20.34
Value at end of period	$27.81	$26.07	$26.84	$25.54	$22.11	$19.66	$20.14	$17.83	$15.11	$21.24
Number of accumulation units outstanding at end of period	5,152	1,490	2,663	29,730	35,533	47,137	49,614	55,247	77,643	154,720
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.63	$9.90								
Value at end of period	$10.65	$9.63								
Number of accumulation units outstanding at end of period	76	517								

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.08	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68	$11.70	$10.76
Value at end of period	$13.76	$13.08	$13.81	$14.04	$14.63	$13.84	$13.49	$11.65	$9.68	$11.70
Number of accumulation units outstanding at end of period	46,571	41,611	40,605	52,514	59,384	68,854	71,831	84,120	98,319	131,023
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.35	$10.02								
Value at end of period	$9.81	$9.35								
Number of accumulation units outstanding at end of period	36,655	42,441								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$9.71	$10.16	$10.29							
Value at end of period	$10.27	$9.71	$10.16							
Number of accumulation units outstanding at end of period	1,788	264	50							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.23	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14	$13.92	$13.38
Value at end of period	$13.11	$13.23	$13.37	$13.50	$13.64	$13.78	$13.93	$14.04	$14.14	$13.92
Number of accumulation units outstanding at end of period	42,776	71,535	64,331	83,516	76,228	93,125	115,872	169,067	208,197	264,297
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.72	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87	$17.61	$16.57
Value at end of period	$26.85	$24.72	$25.34	$23.13	$17.89	$15.61	$15.82	$14.01	$10.87	$17.61
Number of accumulation units outstanding at end of period	36,160	142,732	150,086	158,993	154,451	192,712	192,443	169,608	209,441	385,266
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.46	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83	$11.52	$11.32
Value at end of period	$19.80	$17.46	$18.00	$17.99	$17.21	$15.25	$14.76	$13.05	$8.83	$11.52
Number of accumulation units outstanding at end of period	4,590	2,369	1,983	6,276	9,331	6,119	5,596	6,523	5,397	5,568
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.77	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39	$23.17	$22.29
Value at end of period	$35.76	$32.77	$32.84	$29.15	$22.16	$19.57	$19.79	$17.55	$14.39	$23.17
Number of accumulation units outstanding at end of period	25,473	17,106	16,104	29,459	27,958	38,262	46,241	58,601	79,403	232,046
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.77	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63	$23.68	$22.69
Value at end of period	$42.99	$36.77	$37.84	$34.90	$26.21	$22.51	$23.01	$19.07	$14.63	$23.68
Number of accumulation units outstanding at end of period	33,388	28,289	27,335	32,774	33,215	39,895	48,390	49,215	62,920	194,039
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.23	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90	$16.58	$17.87
Value at end of period	$31.79	$25.23	$26.34	$25.25	$17.88	$16.08	$16.37	$13.46	$10.90	$16.58
Number of accumulation units outstanding at end of period	9,522	4,917	4,979	9,947	9,395	11,802	19,040	19,004	29,022	68,751
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$17.61	$18.07	$17.66							
Value at end of period	$18.62	$17.61	$18.07							
Number of accumulation units outstanding at end of period	1,066	15,331	20,389							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$18.94	$19.45	$18.94							
Value at end of period	$20.20	$18.94	$19.45							
Number of accumulation units outstanding at end of period	120	30,154	29,505							

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period								$19.79	$20.38	$19.79
Value at end of period								$20.38	$19.79	$21.17
Number of accumulation units outstanding at end of period								972	994	1
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period								$14.81	$15.04	$14.72
Value at end of period								$15.04	$14.72	$15.29
Number of accumulation units outstanding at end of period								1	25,657	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.98	$17.82	$16.13	$17.81	$19.36	$20.60	$22.30	$22.04	$23.27	$23.16
Value at end of period	$17.82	$16.13	$17.81	$19.36	$20.60	$22.30	$22.04	$23.27	$23.16	$23.91
Number of accumulation units outstanding at end of period	322,339	73,671	51,392	45,748	41,709	38,400	38,389	49,887	61,327	33,671
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$7.64	$5.92	$7.50	$8.00	$6.95	$8.17	$9.82	$9.14	$8.96
Value at end of period		$5.92	$7.50	$8.00	$6.95	$8.17	$9.82	$9.14	$8.96	$8.94
Number of accumulation units outstanding at end of period		807	7,245	7,413	2,253	1,759	1,206	1,747	5,209	6,133
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.32	$12.06	$15.63	$17.57	$18.49
Value at end of period					$10.32	$12.06	$15.63	$17.57	$18.49	$19.03
Number of accumulation units outstanding at end of period					83,791	75,310	64,697	177,455	174,193	31,559
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.37	$9.14	$6.32	$7.05	$8.33	$8.53	$9.68	$12.54	$13.66	$12.91
Value at end of period	$9.14	$6.32	$7.05	$8.33	$8.53	$9.68	$12.54	$13.66	$12.91	$14.55
Number of accumulation units outstanding at end of period	163,905	84,222	52,339	41,425	97,384	86,005	111,959	76,128	79,428	82,684
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.06	$15.00	$9.26	$12.96	$16.72	$16.46	$18.60	$24.29	$26.17	$26.03
Value at end of period	$15.00	$9.26	$12.96	$16.72	$16.46	$18.60	$24.29	$26.17	$26.03	$27.63
Number of accumulation units outstanding at end of period	2,864	1,265	1,172	1,740	1,799	2,109	8,942	76,574	73,766	6,174
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.81	$11.27	$7.30	$8.99	$10.33	$9.78	$10.70	$13.83	$15.78	$15.56
Value at end of period	$11.27	$7.30	$8.99	$10.33	$9.78	$10.70	$13.83	$15.78	$15.56	$16.76
Number of accumulation units outstanding at end of period	18,320	8,998	8,751	5,924	2,851	2,994	3,182	369	379	470
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.55	$14.01	$14.45	$16.37	$21.38	$23.93	$25.48
Value at end of period			$12.55	$14.01	$14.45	$16.37	$21.38	$23.93	$25.48	$26.87
Number of accumulation units outstanding at end of period			329	407	25	83	167	263	473	6,219
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$6.65	$8.12	$9.02	$9.15	$10.47	$13.68	$15.28	$15.44
Value at end of period			$8.12	$9.02	$9.15	$10.47	$13.68	$15.28	$15.44	$16.95
Number of accumulation units outstanding at end of period			946	866	795	1,179	1,719	50,874	51,871	16,545
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.84	$13.02	$12.96	$14.87	$19.34	$21.48	$20.46
Value at end of period			$11.84	$13.02	$12.96	$14.87	$19.34	$21.48	$20.46	$23.34
Number of accumulation units outstanding at end of period			1,494	1,881	884	933	994	18	96	896

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.84	$15.98	$15.47	$17.68	$23.60	$25.95	$25.47
Value at end of period			$12.84	$15.98	$15.47	$17.68	$23.60	$25.95	$25.47	$26.93
Number of accumulation units outstanding at end of period			211	277	571	644	403	514	273	466
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.64	$5.92	$8.21	$10.18	$9.88	$11.44	$15.20	$16.95	$16.30
Value at end of period		$5.92	$8.21	$10.18	$9.88	$11.44	$15.20	$16.95	$16.30	$18.29
Number of accumulation units outstanding at end of period		423	22	36	116	362	610	27,151	27,950	11,905
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.04	$8.72	$10.90	$10.37	$11.90	$16.34	$16.97	$16.03
Value at end of period			$8.72	$10.90	$10.37	$11.90	$16.34	$16.97	$16.03	$19.21
Number of accumulation units outstanding at end of period			114	367	597	1,713	952	30,288	32,749	7,008
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.99	$9.79	$6.35	$8.23	$10.78	$10.75	$12.26	$16.87	$17.63	$17.29
Value at end of period	$9.79	$6.35	$8.23	$10.78	$10.75	$12.26	$16.87	$17.63	$17.29	$19.40
Number of accumulation units outstanding at end of period	5,796	6,248	2,897	2,661	3,081	2,511	3,314	4,478	5,924	2,968
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.40	$29.76	$20.31	$25.63	$31.55	$30.44	$34.50	$47.03	$49.58	$48.67
Value at end of period	$29.76	$20.31	$25.63	$31.55	$30.44	$34.50	$47.03	$49.58	$48.67	$59.96
Number of accumulation units outstanding at end of period	84,076	30,424	27,363	24,031	23,309	20,342	21,407	15,340	15,494	18,868
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.17	$12.60	$8.25	$10.26	$11.56	$11.08	$12.44	$14.32	$14.96	$14.79
Value at end of period	$12.60	$8.25	$10.26	$11.56	$11.08	$12.44	$14.32	$14.96	$14.79	$15.50
Number of accumulation units outstanding at end of period	63,914	49,902	39,984	50,508	17,026	17,753	19,525	15,206	17,118	21,587
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.52	$13.04	$8.13	$10.32	$11.70	$11.05	$12.58	$14.98	$15.67	$15.43
Value at end of period	$13.04	$8.13	$10.32	$11.70	$11.05	$12.58	$14.98	$15.67	$15.43	$16.22
Number of accumulation units outstanding at end of period	49,044	26,445	34,201	35,849	2,930	6,963	9,665	16,417	18,651	20,764
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.85	$13.46	$8.01	$10.29	$11.72	$11.00	$12.57	$15.36	$16.13	$15.81
Value at end of period	$13.46	$8.01	$10.29	$11.72	$11.00	$12.57	$15.36	$16.13	$15.81	$16.64
Number of accumulation units outstanding at end of period	42,982	15,801	11,904	14,378	3,599	3,457	3,807	2,495	3,141	6,137
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.93	$11.54	$10.83	$12.38	$15.14	$15.91	$15.61
Value at end of period				$11.54	$10.83	$12.38	$15.14	$15.91	$15.61	$16.44
Number of accumulation units outstanding at end of period				23	92	92	92	126	259	557
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.19	$6.92	$8.52	$9.50	$9.17	$10.32	$11.81	$12.43	$12.24
Value at end of period		$6.92	$8.52	$9.50	$9.17	$10.32	$11.81	$12.43	$12.24	$12.88
Number of accumulation units outstanding at end of period		26	0	0	0	0	9	9	9	9
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.96	$11.41	$9.41	$10.92	$11.84	$11.76	$12.77	$13.52	$14.15	$14.01
Value at end of period	$11.41	$9.41	$10.92	$11.84	$11.76	$12.77	$13.52	$14.15	$14.01	$14.49
Number of accumulation units outstanding at end of period	14,214	8,686	20,186	22,392	17,275	17,414	17,538	745	1,899	1,959

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during January 2009)										
Value at beginning of period			$7.71	$9.10	$10.02	$9.84	$10.91	$11.82	$12.35	$12.18
Value at end of period			$9.10	$10.02	$9.84	$10.91	$11.82	$12.35	$12.18	$12.76
Number of accumulation units outstanding at end of period			192	288	326	990	1,991	2,984	3,639	4,572
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.39	$18.21	$13.77	$16.06	$17.65	$17.78	$19.76	$21.92	$23.13	$22.84
Value at end of period	$18.21	$13.77	$16.06	$17.65	$17.78	$19.76	$21.92	$23.13	$22.84	$23.89
Number of accumulation units outstanding at end of period	37,313	18,748	19,680	17,770	20,598	21,429	21,959	3,868	4,021	3,778
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.73	$19.47	$12.32	$15.26	$17.08	$16.40	$18.67	$22.61	$23.84	$23.31
Value at end of period	$19.47	$12.32	$15.26	$17.08	$16.40	$18.67	$22.61	$23.84	$23.31	$24.67
Number of accumulation units outstanding at end of period	172,070	75,845	61,867	61,003	38,434	37,538	41,163	17,740	14,354	15,582
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.83	$18.61	$12.80	$15.43	$17.11	$16.83	$18.92	$21.83	$23.05	$22.68
Value at end of period	$18.61	$12.80	$15.43	$17.11	$16.83	$18.92	$21.83	$23.05	$22.68	$23.93
Number of accumulation units outstanding at end of period	341,655	62,347	41,240	35,683	30,669	29,158	31,690	12,670	11,989	12,131
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period		$9.94	$10.20	$10.69	$11.22	$11.91	$12.24	$11.80	$12.34	$12.24
Value at end of period		$10.20	$10.69	$11.22	$11.91	$12.24	$11.80	$12.34	$12.24	$12.40
Number of accumulation units outstanding at end of period		537	1,346	6,745	10,091	9,078	1,423	2,320	3,430	17,968
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.89	$15.26	$11.09	$14.89	$17.98	$17.23	$19.84	$25.79	$28.70	$27.91
Value at end of period	$15.26	$11.09	$14.89	$17.98	$17.23	$19.84	$25.79	$28.70	$27.91	$34.26
Number of accumulation units outstanding at end of period	5,293	4,519	4,583	1,482	2,010	2,521	3,522	3,590	4,126	2,600
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.62	$18.50	$10.76	$14.39	$18.01	$18.22	$21.58	$29.65	$30.61	$28.77
Value at end of period	$18.50	$10.76	$14.39	$18.01	$18.22	$21.58	$29.65	$30.61	$28.77	$29.98
Number of accumulation units outstanding at end of period	41,192	15,894	19,260	19,247	18,321	16,779	17,289	15,913	21,774	21,934
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I) (Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.87	$10.21	$9.59	$11.96	$12.30	$13.89	$13.55
Value at end of period		$6.70	$8.87	$10.21	$9.59	$11.96	$12.30	$13.89	$13.55	$13.53
Number of accumulation units outstanding at end of period		25,587	12,092	11,839	7,059	8,858	8,609	3,637	2,922	4,082
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.31	$10.02	$6.10	$8.20	$10.39	$11.25	$12.87	$12.99	$16.70	$17.01
Value at end of period	$10.02	$6.10	$8.20	$10.39	$11.25	$12.87	$12.99	$16.70	$17.01	$17.55
Number of accumulation units outstanding at end of period	14,211	14,404	6,343	7,782	9,557	7,846	7,792	4,202	5,383	5,875
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.63	$21.27	$12.79	$16.66	$18.47	$17.42	$19.36	$25.81	$28.81	$29.36
Value at end of period	$21.27	$12.79	$16.66	$18.47	$17.42	$19.36	$25.81	$28.81	$29.36	$31.49
Number of accumulation units outstanding at end of period	6,105	4,827	3,999	4,863	3,801	3,928	4,672	1,549	1,674	3,181
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.08	$10.27	$6.70	$8.27	$10.25	$9.87	$11.15	$15.45	$15.95	$15.32
Value at end of period	$10.27	$6.70	$8.27	$10.25	$9.87	$11.15	$15.45	$15.95	$15.32	$18.75
Number of accumulation units outstanding at end of period	498	1,187	723	1,244	1,435	1,455	1,796	1,444	1,169	1,950
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.11	$14.85	$8.94	$12.32	$15.65	$13.79	$15.64	$21.05	$22.09	$21.50
Value at end of period	$14.85	$8.94	$12.32	$15.65	$13.79	$15.64	$21.05	$22.09	$21.50	$23.78
Number of accumulation units outstanding at end of period	6,958	5,658	4,781	5,011	4,480	4,738	5,123	5,184	9,846	10,438

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.48	$14.00	$8.80	$11.19	$12.75	$12.35	$14.50	$19.37	$20.92	$19.47
Value at end of period	$14.00	$8.80	$11.19	$12.75	$12.35	$14.50	$19.37	$20.92	$19.47	$22.69
Number of accumulation units outstanding at end of period	52,780	22,049	17,850	15,854	13,742	13,571	15,426	11,359	11,662	9,551
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.94	$12.68	$9.27	$11.67	$12.97	$12.70	$13.67	$17.52	$18.89	$17.67
Value at end of period	$12.68	$9.27	$11.67	$12.97	$12.70	$13.67	$17.52	$18.89	$17.67	$20.15
Number of accumulation units outstanding at end of period	476,550	357,527	253,893	232,319	224,470	203,010	185,293	229,526	223,520	62,453
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.69	$12.88	$8.64	$10.60	$11.80	$11.42	$12.95	$17.16	$18.69	$17.96
Value at end of period	$12.88	$8.64	$10.60	$11.80	$11.42	$12.95	$17.16	$18.69	$17.96	$21.31
Number of accumulation units outstanding at end of period	5,725	8,015	5,996	6,786	7,647	8,245	10,116	3,454	3,625	3,629
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.04	$24.72	$11.92	$20.23	$24.09	$19.48	$22.96	$21.42	$21.39	$17.82
Value at end of period	$24.72	$11.92	$20.23	$24.09	$19.48	$22.96	$21.42	$21.39	$17.82	$19.92
Number of accumulation units outstanding at end of period	13,702	9,666	9,500	8,374	7,372	6,613	5,602	28,000	29,820	7,177
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.45	$17.67	$11.71	$14.56	$17.72	$17.85	$21.20	$27.60	$31.40	$30.13
Value at end of period	$17.67	$11.71	$14.56	$17.72	$17.85	$21.20	$27.60	$31.40	$30.13	$34.20
Number of accumulation units outstanding at end of period	18,425	6,470	3,986	3,890	3,655	3,480	5,412	6,793	6,811	3,430
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.05	$12.70	$8.80	$11.09	$13.91	$13.58	$15.95	$21.93	$23.51	$22.41
Value at end of period	$12.70	$8.80	$11.09	$13.91	$13.58	$15.95	$21.93	$23.51	$22.41	$26.97
Number of accumulation units outstanding at end of period	1,534	1,142	1,235	1,527	1,890	2,395	4,650	1,540	5,658	6,617
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.20	$14.97	$8.84	$11.72	$14.03	$12.75	$14.74	$19.32	$18.77	$19.34
Value at end of period	$14.97	$8.84	$11.72	$14.03	$12.75	$14.74	$19.32	$18.77	$19.34	$19.18
Number of accumulation units outstanding at end of period	739,834	361,586	264,766	234,758	221,997	206,152	205,609	78,914	77,732	87,324
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.59	$11.12	$7.77	$12.85	$15.13	$14.87	$17.09	$19.00	$18.87	$17.81
Value at end of period	$11.12	$7.77	$12.85	$15.13	$14.87	$17.09	$19.00	$18.87	$17.81	$20.14
Number of accumulation units outstanding at end of period	3,457	3,631	2,847	1,148	2,766	2,022	3,415	10,813	12,348	6,829
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.42	$12.83	$9.20	$12.13	$13.69	$13.94	$15.79	$19.10	$21.20	$22.07
Value at end of period	$12.83	$9.20	$12.13	$13.69	$13.94	$15.79	$19.10	$21.20	$22.07	$23.60
Number of accumulation units outstanding at end of period	246,957	93,764	58,446	64,208	31,408	30,133	33,609	43,004	97,693	125,377
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.39	$13.46	$7.82	$10.97	$14.41	$13.73	$15.78	$21.11	$23.36	$22.84
Value at end of period	$13.46	$7.82	$10.97	$14.41	$13.73	$15.78	$21.11	$23.36	$22.84	$24.27
Number of accumulation units outstanding at end of period	325,463	203,872	134,669	122,606	111,951	101,145	94,116	28,611	24,298	30,739
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$18.19	$11.57	$14.31	$16.28	$15.97	$18.52	$23.78	$25.28	$23.29
Value at end of period	$18.19	$11.57	$14.31	$16.28	$15.97	$18.52	$23.78	$25.28	$23.29	$27.38
Number of accumulation units outstanding at end of period	15,002	11,747	9,467	9,032	7,272	7,951	7,676	7,517	9,033	4,376
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.55	$24.52	$14.02	$19.84	$22.94	$22.46	$26.43	$36.42	$39.17	$42.95
Value at end of period	$24.52	$14.02	$19.84	$22.94	$22.46	$26.43	$36.42	$39.17	$42.95	$43.14
Number of accumulation units outstanding at end of period	111,470	68,508	42,046	42,295	42,262	34,529	31,110	9,988	17,756	15,995
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.28	$18.23	$9.11	$12.40	$13.96	$12.11	$14.23	$16.10	$15.76	$15.44
Value at end of period	$18.23	$9.11	$12.40	$13.96	$12.11	$14.23	$16.10	$15.76	$15.44	$15.57
Number of accumulation units outstanding at end of period	7,821	4,566	1,070	950	429	621	1,154	83	106	112

Condensed Financial Information (continued)

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2008)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period		$10.20	$6.29	$8.23	$8.87	$7.72	$9.08	$10.81	$9.99	$9.56
Value at end of period		$6.29	$8.23	$8.87	$7.72	$9.08	$10.81	$9.99	$9.56	$9.63
Number of accumulation units outstanding at end of period		54,247	39,786	35,558	30,950	33,761	25,623	25,083	23,544	10,488

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)
(Funds were first received in this option during January 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$11.23	$11.22	$6.70	$8.77	$9.35	$8.72	$10.51	$13.59	$13.07	$11.96
Value at end of period	$11.22	$6.70	$8.77	$9.35	$8.72	$10.51	$13.59	$13.07	$11.96	$13.12
Number of accumulation units outstanding at end of period	1,254	3,165	697	202	0	0	0	247	253	0

WANGER INTERNATIONAL
(Funds were first received in this option during July 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$10.82	$10.49	$5.65	$8.37	$10.35	$8.74	$10.52	$12.74	$12.05	$11.93
Value at end of period	$10.49	$5.65	$8.37	$10.35	$8.74	$10.52	$12.74	$12.05	$11.93	$11.64
Number of accumulation units outstanding at end of period	5,225	6,419	2,462	6,993	11,163	13,437	12,733	9,305	26,515	26,262

WANGER SELECT

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$14.79	$16.01	$8.07	$13.27	$16.62	$13.54	$15.87	$21.14	$21.58	$21.40
Value at end of period	$16.01	$8.07	$13.27	$16.62	$13.54	$15.87	$21.14	$21.58	$21.40	$24.01
Number of accumulation units outstanding at end of period	70,844	18,916	12,367	11,998	12,363	12,537	14,571	1,832	4,780	5,186

WANGER USA

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.62	$14.20	$8.48	$11.93	$14.56	$13.91	$16.52	$21.86	$22.67	$22.29
Value at end of period	$14.20	$8.48	$11.93	$14.56	$13.91	$16.52	$21.86	$22.67	$22.29	$25.08
Number of accumulation units outstanding at end of period	6,367	4,084	1,393	1,836	1,976	907	2,188	834	426	120

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.94	$13.31	$8.80	$10.37	$11.63	$12.31	$13.70	$17.87	$19.66	$19.41
Value at end of period	$13.31	$8.80	$10.37	$11.63	$12.31	$13.70	$17.87	$19.66	$19.41	$21.77
Number of accumulation units outstanding at end of period	63,508	41,857	26,706	28,740	24,253	22,536	25,156	78,036	76,940	16,558

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$24.10	$21.91	$14.80	$19.02	$23.07	$22.34	$25.08	$34.27	$36.40	$34.38
Value at end of period	$21.91	$14.80	$19.02	$23.07	$22.34	$25.08	$34.27	$36.40	$34.38	$43.85
Number of accumulation units outstanding at end of period	37,092	34,945	19,065	15,912	13,241	13,308	12,605	6,076	5,607	5,038

TABLE 25

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during July 2009)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period			$11.33	$12.97	$14.05	$13.17	$14.97	$19.94	$20.67	$20.95
Value at end of period			$12.97	$14.05	$13.17	$14.97	$19.94	$20.67	$20.95	$21.13
Number of accumulation units outstanding at end of period			298	914	669	424	1,263	285	2,163	2,027

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during July 2009)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period			$8.24	$9.60	$11.01	$10.68	$11.75	$14.28	$16.10	$15.86
Value at end of period			$9.60	$11.01	$10.68	$11.75	$14.28	$16.10	$15.86	$16.88
Number of accumulation units outstanding at end of period			766	4,654	13,561	10,623	15,307	15,923	11,169	12,038

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$8.69	$9.89	$10.97	$11.06	$12.00	$15.39	$16.62	$15.96
Value at end of period			$9.89	$10.97	$11.06	$12.00	$15.39	$16.62	$15.96	$17.26
Number of accumulation units outstanding at end of period			8,007	22,453	22,337	25,259	21,095	21,522	18,901	15,532
AMERICAN CENTURY® INCOME & GROWTH FUND (A CLASS)										
Value at beginning of period	$36.93	$36.33	$23.43	$27.24	$30.67	$31.16	$35.23	$47.17	$52.35	$48.72
Value at end of period	$36.33	$23.43	$29.24	$30.67	$31.16	$35.23	$47.17	$52.35	$48.72	$54.60
Number of accumulation units outstanding at end of period	625	0	0	0	0	0	0	0	0	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.22	$10.71	$11.17	$12.48	$13.17	$11.84	$12.02	$11.63
Value at end of period			$10.71	$11.17	$12.48	$13.17	$11.84	$12.02	$11.63	$12.05
Number of accumulation units outstanding at end of period			6,424	9,474	13,100	37,516	42,630	27,760	15,918	16,505
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.18	$9.30
Value at end of period									$9.30	$9.83
Number of accumulation units outstanding at end of period									485	713
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$10.96	$11.55	$10.13	$12.05	$17.25	$18.93	$17.95
Value at end of period				$11.55	$10.13	$12.05	$17.25	$18.93	$17.95	$20.52
Number of accumulation units outstanding at end of period				1,808	2,226	4,776	14,380	6,505	6,451	7,184
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.43	$5.75	$7.94	$8.32	$7.63	$9.46	$11.72	$11.48	$10.91
Value at end of period		$5.75	$7.94	$8.32	$7.63	$9.46	$11.72	$11.48	$10.91	$9.75
Number of accumulation units outstanding at end of period		334	638	653	1,717	3,572	2,571	3,001	7,163	9,340
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.90	$11.72	$10.84	$12.48	$17.84	$19.36	$17.16
Value at end of period				$11.72	$10.84	$12.48	$17.84	$19.36	$17.16	$21.06
Number of accumulation units outstanding at end of period				1,921	2,133	4,991	13,104	9,205	16,824	19,732
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$9.23	$9.15
Value at end of period									$9.15	$10.43
Number of accumulation units outstanding at end of period									1,470	5,777
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.05	$10.07
Value at end of period									$10.07	$9.35
Number of accumulation units outstanding at end of period									9,394	12,398
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.09	$12.61	$15.67	$15.41	$17.25	$22.75	$23.94	$22.04
Value at end of period			$12.61	$15.67	$15.41	$17.25	$22.75	$23.94	$22.04	$26.67
Number of accumulation units outstanding at end of period			11	2,378	3,469	3,382	7,788	5,583	2,801	4,430

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$18.01	$18.30	$12.43	$15.41	$17.08	$17.67	$19.31	$22.54	$24.43	$23.63
Value at end of period	$18.30	$12.43	$15.41	$17.08	$17.67	$19.31	$22.54	$24.43	$23.63	$25.21
Number of accumulation units outstanding at end of period	43,564	34,686	39,584	39,976	34,831	34,164	32,733	14,142	13,081	11,993
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.06	$9.47	$10.83	$11.05	$14.22	$14.77
Value at end of period					$9.47	$10.83	$11.05	$14.22	$14.77	$15.43
Number of accumulation units outstanding at end of period					11	149	370	4,002	4,473	4,360
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.96	$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66	$13.21
Value at end of period		$6.18	$7.78	$8.95	$8.40	$9.55	$12.36	$13.66	$13.21	$15.00
Number of accumulation units outstanding at end of period		332	2,263	5,105	6,051	7,419	6,916	5,384	4,424	4,043
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.88	$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63	$14.66
Value at end of period		$6.09	$7.96	$9.68	$9.16	$10.56	$14.11	$15.63	$14.66	$16.52
Number of accumulation units outstanding at end of period		1,664	3,189	3,363	1,943	2,607	1,690	1,503	2,863	3,673
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.54	$19.44	$11.43	$15.73	$17.02	$14.54	$17.15	$20.38	$19.62	$19.25
Value at end of period	$19.44	$11.43	$15.73	$17.02	$14.54	$17.15	$20.38	$19.62	$19.25	$19.17
Number of accumulation units outstanding at end of period	42,812	66,318	86,617	89,024	68,024	77,431	86,715	75,234	56,737	58,780
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.04	$33.78	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69	$47.49
Value at end of period	$33.78	$19.20	$25.78	$29.88	$28.81	$33.17	$43.08	$47.69	$47.49	$50.73
Number of accumulation units outstanding at end of period	238,540	238,470	251,312	262,460	234,868	220,953	218,850	195,144	166,371	147,248
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.31	$23.40	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74	$29.20
Value at end of period	$23.40	$13.27	$17.09	$19.47	$19.44	$22.56	$28.59	$30.74	$29.20	$34.09
Number of accumulation units outstanding at end of period	128,485	142,173	146,696	149,411	133,268	122,349	106,939	88,080	68,611	67,885
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.46	$21.93	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80	$31.59
Value at end of period	$21.93	$11.46	$14.54	$17.86	$17.70	$20.07	$27.07	$29.80	$31.59	$31.49
Number of accumulation units outstanding at end of period	207,267	200,469	204,620	202,496	167,341	151,708	137,645	123,085	97,602	87,194
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.93	$23.13	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65	$21.17
Value at end of period	$23.13	$12.85	$16.09	$18.00	$14.75	$17.61	$22.72	$20.65	$21.17	$19.88
Number of accumulation units outstanding at end of period	28,094	23,844	26,517	26,977	25,312	23,159	21,647	16,097	14,773	11,157
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.40	$17.77	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49	$26.10
Value at end of period	$17.77	$11.77	$15.04	$19.07	$18.15	$21.25	$28.64	$28.49	$26.10	$33.60
Number of accumulation units outstanding at end of period	19,117	18,329	27,950	30,841	33,412	31,445	36,590	30,428	22,437	14,842
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.14	$6.10	$8.05	$9.08	$8.80	$10.20	$13.26	$14.28	$14.60
Value at end of period		$6.10	$8.05	$9.08	$8.80	$10.20	$13.26	$14.28	$14.60	$16.24
Number of accumulation units outstanding at end of period		1,660	18,090	21,816	32,043	36,185	33,384	31,490	22,688	26,066

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.55	$12.28	$13.66	$12.67	$13.83	$17.67	$18.27	$17.28
Value at end of period			$12.28	$13.66	$12.67	$13.83	$17.67	$18.27	$17.28	$19.15
Number of accumulation units outstanding at end of period			286	467	1,395	597	460	542	669	2,946
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.96	$49.85	$53.46	$55.53
Value at end of period						$35.96	$49.85	$53.46	$55.53	$56.17
Number of accumulation units outstanding at end of period						12,732	10,318	8,159	7,600	7,172
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.07	$10.77	$7.44	$9.44	$10.23	$10.11	$11.39	$14.56	$15.57	$14.52
Value at end of period	$10.77	$7.44	$9.44	$10.23	$10.11	$11.39	$14.56	$15.57	$14.52	$15.83
Number of accumulation units outstanding at end of period	53,729	63,605	75,123	76,128	52,107	52,379	51,721	45,636	40,184	39,037
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$11.73	$10.39
Value at end of period									$10.39	$10.45
Number of accumulation units outstanding at end of period									2,156	2,266
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$6.53	$9.10	$11.23	$10.90	$12.52	$16.78	$17.44	$16.63
Value at end of period			$9.10	$11.23	$10.90	$12.52	$16.78	$17.44	$16.63	$20.75
Number of accumulation units outstanding at end of period			223	1,490	7,406	4,618	6,609	6,704	3,971	4,287
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.00	$14.92	$8.95	$11.21	$13.91	$13.20	$14.96	$19.28	$21.27	$20.24
Value at end of period	$14.92	$8.95	$11.21	$13.91	$13.20	$14.96	$19.28	$21.27	$20.24	$23.30
Number of accumulation units outstanding at end of period	43,628	40,065	47,684	49,394	38,136	31,653	24,390	21,887	21,635	17,579
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during September 2013)										
Value at beginning of period							$9.69	$9.72	$10.17	$10.06
Value at end of period							$9.72	$10.17	$10.06	$10.18
Number of accumulation units outstanding at end of period							1,193	2,490	13,246	19,160
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.70	$11.36	$6.87	$8.85	$10.73	$10.29	$11.27	$15.38	$16.78	$16.50
Value at end of period	$11.36	$6.87	$8.85	$10.73	$10.29	$11.27	$15.38	$16.78	$16.50	$17.94
Number of accumulation units outstanding at end of period	1,669	5,023	5,764	7,922	5,966	7,127	9,449	10,133	10,982	11,950
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.78	$16.95	$10.42	$14.16	$15.79	$14.42	$17.23	$21.60	$22.05	$22.96
Value at end of period	$16.95	$10.42	$14.16	$15.79	$14.42	$17.23	$21.60	$22.05	$22.96	$23.13
Number of accumulation units outstanding at end of period	17,622	17,613	23,033	19,713	17,859	25,053	27,172	18,918	26,857	26,326
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.13	$66.36	$34.11	$61.32	$77.01	$62.38	$74.56	$79.91	$75.24	$63.95
Value at end of period	$66.36	$34.11	$61.32	$77.01	$62.38	$74.56	$79.91	$75.24	$63.95	$67.61
Number of accumulation units outstanding at end of period	20,404	20,069	21,939	20,377	17,564	15,766	19,345	20,346	13,879	14,365
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$24.02	$25.26	$14.94	$20.66	$23.69	$21.49	$25.78	$32.45	$32.84	$33.76
Value at end of period	$25.26	$14.94	$20.66	$23.69	$21.49	$25.78	$32.45	$32.84	$33.76	$33.42
Number of accumulation units outstanding at end of period	65	96	125	126	127	127	127	127	127	127

CFI 222

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.35	$13.04	$8.02	$10.88	$13.28	$12.85	$14.99	$20.91	$23.15	$21.54
Value at end of period	$13.04	$8.02	$10.88	$13.28	$12.85	$14.99	$20.91	$23.15	$21.54	$25.16
Number of accumulation units outstanding at end of period	5,885	7,928	13,594	15,980	9,133	10,129	18,857	10,635	6,538	6,688
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.14	$13.14	$9.00	$10.80	$11.96	$11.61	$12.78	$14.70	$15.70	$15.45
Value at end of period	$13.14	$9.00	$10.80	$11.96	$11.61	$12.78	$14.70	$15.70	$15.45	$16.17
Number of accumulation units outstanding at end of period	15,485	24,966	26,224	28,124	20,375	18,472	19,977	15,444	13,796	13,416
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$5.12
Value at end of period										$6.11
Number of accumulation units outstanding at end of period										2,075
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.87	$11.88	$10.92	$12.79	$13.67	$15.10	$16.24	$14.59	$14.87	$14.31
Value at end of period	$11.88	$10.92	$12.79	$13.67	$15.10	$16.24	$14.59	$14.87	$14.31	$14.89
Number of accumulation units outstanding at end of period	20,636	40,345	34,569	43,357	47,799	37,878	26,350	23,207	16,553	16,767
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.68	$12.74	$5.27	$9.10	$10.43	$7.90	$8.75	$8.48	$7.34	$6.14
Value at end of period	$12.74	$5.27	$9.10	$10.43	$7.90	$8.75	$8.48	$7.34	$6.14	$6.46
Number of accumulation units outstanding at end of period	13,502	11,488	24,935	19,562	13,836	11,318	8,817	12,068	10,496	13,038
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.53	$12.07	$7.71	$12.24	$14.29	$13.89	$15.95	$17.68	$17.50	$16.62
Value at end of period	$12.07	$7.71	$12.24	$14.29	$13.89	$15.95	$17.68	$17.50	$16.62	$18.78
Number of accumulation units outstanding at end of period	4,923	10,613	12,418	11,553	8,519	14,795	15,989	13,701	2,666	2,866
SMALL CAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$5.53	$8.29	$10.24	$8.68	$10.47	$13.40	$13.50	$13.70
Value at end of period			$8.29	$10.24	$8.68	$10.47	$13.40	$13.50	$13.70	$14.33
Number of accumulation units outstanding at end of period			6,047	11,284	13,379	14,906	8,271	8,759	16,210	22,076
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.98	$9.92
Value at end of period									$9.92	$9.93
Number of accumulation units outstanding at end of period									28	3,480
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.50	$13.70	$14.41	$16.94	$18.87	$18.23	$20.88	$21.11	$21.20	$20.08
Value at end of period	$13.70	$14.41	$16.94	$18.87	$18.23	$20.88	$21.11	$21.20	$20.08	$21.10
Number of accumulation units outstanding at end of period	22,418	48,042	44,154	51,025	44,116	50,799	48,483	45,042	26,548	25,869
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.70	$8.70	$9.89	$10.49	$11.05	$11.57	$11.22	$11.71	$11.61
Value at end of period		$8.70	$9.89	$10.49	$11.05	$11.57	$11.22	$11.71	$11.61	$11.80
Number of accumulation units outstanding at end of period		5,340	8,689	10,127	8,066	7,907	6,170	9,276	6,188	7,621
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.42	$14.71	$8.87	$11.80	$13.10	$12.33	$14.70	$19.46	$21.03	$21.91
Value at end of period	$14.71	$8.87	$11.80	$13.10	$12.33	$14.70	$19.46	$21.03	$21.91	$23.50
Number of accumulation units outstanding at end of period	83,070	101,535	147,478	153,673	127,160	109,479	105,729	86,428	79,682	84,158

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$2.40	$3.31	$3.65	$7.60	$8.74	$10.65				
Value at end of period	$3.47	$2.40	$3.31	$3.65	$7.60	$8.74				
Number of accumulation units outstanding at end of period	17,982	5,772	13,998	14,408	12,397	5,804				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$25.81	$26.59	$25.31	$21.93	$19.51	$19.99	$17.71	$15.02	$21.12	$20.23
Value at end of period	$27.53	$25.81	$26.59	$25.31	$21.93	$19.51	$19.99	$17.71	$15.02	$21.12
Number of accumulation units outstanding at end of period	55,809	55,735	59,478	69,009	87,691	109,209	176,960	188,955	184,495	177,825
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$9.62	$9.17								
Value at end of period	$10.64	$9.62								
Number of accumulation units outstanding at end of period	3,936	2,861								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.01	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76	$11.56	$10.75
Value at end of period	$13.67	$13.01	$13.88	$13.84	$14.72	$13.79	$13.45	$11.62	$9.76	$11.56
Number of accumulation units outstanding at end of period	37,032	46,636	58,330	76,709	87,611	91,393	123,769	116,248	110,698	106,418
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.34	$10.02								
Value at end of period	$9.80	$9.34								
Number of accumulation units outstanding at end of period	34,372	54,848								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$9.71	$10.15	$10.30							
Value at end of period	$10.25	$9.71	$10.15							
Number of accumulation units outstanding at end of period	136	35	615							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.10	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05	$13.84	$13.31
Value at end of period	$12.98	$13.10	$13.24	$13.39	$13.53	$13.68	$13.83	$13.95	$14.05	$13.84
Number of accumulation units outstanding at end of period	128,097	106,968	156,528	154,436	210,844	189,340	286,933	314,528	287,943	217,781
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.47	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80	$17.51	$16.48
Value at end of period	$26.57	$24.47	$25.10	$22.92	$17.74	$15.49	$15.71	$13.91	$10.80	$17.51
Number of accumulation units outstanding at end of period	119,078	138,397	174,587	195,439	163,608	227,292	278,416	226,889	203,477	243,063
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.36	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81	$11.50	$11.31
Value at end of period	$19.68	$17.36	$17.92	$17.91	$17.14	$15.20	$14.72	$13.02	$8.81	$11.50
Number of accumulation units outstanding at end of period	13,163	9,737	13,107	12,749	11,423	7,349	9,997	11,047	1,597	976
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.46	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31	$23.04	$22.18
Value at end of period	$35.40	$32.46	$32.54	$28.90	$21.98	$19.42	$19.65	$17.43	$14.31	$23.04
Number of accumulation units outstanding at end of period	59,869	70,716	92,052	100,450	111,654	130,403	150,349	145,572	153,609	150,032
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.45	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55	$23.57	$22.59
Value at end of period	$42.60	$36.45	$37.53	$34.63	$26.02	$22.35	$22.86	$18.96	$14.55	$23.57
Number of accumulation units outstanding at end of period	56,802	59,008	81,405	98,245	110,457	112,517	122,838	114,914	110,413	98,523
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$25.01	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84	$16.50	$17.79
Value at end of period	$31.49	$25.01	$26.12	$25.05	$17.75	$15.97	$16.26	$13.39	$10.84	$16.50
Number of accumulation units outstanding at end of period	46,004	46,642	59,170	68,139	71,754	72,019	72,709	62,131	67,034	52,194

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$17.56	$18.02								
Value at end of period	$18.56	$17.56								
Number of accumulation units outstanding at end of period	61,074	45,333								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$18.88	$19.44								
Value at end of period	$20.13	$18.88								
Number of accumulation units outstanding at end of period	56,397	38,859								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$19.74	$20.37								
Value at end of period	$21.10	$19.74								
Number of accumulation units outstanding at end of period	44,076	34,526								
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$15.65	$16.15								
Value at end of period	$16.70	$15.65								
Number of accumulation units outstanding at end of period	15,286	10,259								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$14.68	$14.95								
Value at end of period	$15.24	$14.68								
Number of accumulation units outstanding at end of period	19,618	15,848								
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.94	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03	$17.71	$16.89
Value at end of period	$23.67	$22.94	$23.05	$21.85	$22.12	$20.44	$19.22	$17.69	$16.03	$17.71
Number of accumulation units outstanding at end of period	70,584	77,971	59,433	73,516	89,949	92,326	124,600	123,089	130,908	112,915
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$8.93	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92	$5.19	
Value at end of period	$8.90	$8.93	$9.11	$9.79	$8.15	$6.94	$7.99	$7.49	$5.92	
Number of accumulation units outstanding at end of period	20,488	19,552	34,556	31,094	30,957	23,367	26,156	23,002	6	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.45	$17.53	$15.60	$12.05	$10.31	$10.31				
Value at end of period	$18.97	$18.45	$17.53	$15.60	$12.05	$10.31				
Number of accumulation units outstanding at end of period	123,734	132,737	159,195	80,104	103,767	97,382				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.85	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31	$9.14	$9.36
Value at end of period	$14.47	$12.85	$13.60	$12.49	$9.65	$8.50	$8.31	$7.04	$6.31	$9.14
Number of accumulation units outstanding at end of period	102,579	130,289	201,159	181,862	162,710	165,336	132,041	121,469	117,145	86,932
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.84	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23	$14.96	$12.03
Value at end of period	$27.42	$25.84	$25.99	$24.14	$18.50	$16.38	$16.64	$12.91	$9.23	$14.96
Number of accumulation units outstanding at end of period	28,835	26,597	38,609	49,948	27,561	20,661	27,019	13,907	13,434	12,930
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.49	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29	$11.26	$10.80
Value at end of period	$16.67	$15.49	$15.72	$13.78	$10.66	$9.76	$10.31	$8.97	$7.29	$11.26
Number of accumulation units outstanding at end of period	3,341	3,795	9,490	8,098	3,925	7,118	11,270	8,371	5,593	4,510

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.55	$14.00	$14.43	$16.34	$21.33	$23.86	$25.40
Value at end of period			$12.55	$14.00	$14.43	$16.34	$21.33	$23.86	$25.40	$26.77
Number of accumulation units outstanding at end of period			6,304	8,149	14,588	14,552	14,387	18,400	13,883	14,606
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.16	$6.63	$8.12	$9.01	$9.14	$10.44	$13.64	$15.23	$15.38
Value at end of period		$6.63	$8.12	$9.01	$9.14	$10.44	$13.64	$15.23	$15.38	$16.88
Number of accumulation units outstanding at end of period		347	4,970	12,434	14,946	30,746	44,641	16,951	13,295	21,945
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.84	$13.01	$12.94	$14.84	$19.30	$21.42	$20.39
Value at end of period			$11.84	$13.01	$12.94	$14.84	$19.30	$21.42	$20.39	$23.25
Number of accumulation units outstanding at end of period			10,462	5,248	4,848	5,061	5,657	2,766	1,913	3,885
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.83	$15.97	$15.45	$17.65	$23.55	$25.87	$25.39
Value at end of period			$12.83	$15.97	$15.45	$17.65	$23.55	$25.87	$25.39	$26.82
Number of accumulation units outstanding at end of period			1,542	2,560	6,579	5,727	6,347	3,187	3,512	3,719
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.76	$5.92	$8.20	$10.16	$9.86	$11.42	$15.15	$16.89	$16.24
Value at end of period		$5.92	$8.20	$10.16	$9.86	$11.42	$15.15	$16.89	$16.24	$18.21
Number of accumulation units outstanding at end of period		227	234	885	4,014	3,604	6,461	8,139	11,609	10,180
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$10.29	$6.96	$8.71	$10.89	$10.35	$11.88	$16.30	$16.92	$15.97
Value at end of period		$6.96	$8.71	$10.89	$10.35	$11.88	$16.30	$16.92	$15.97	$19.13
Number of accumulation units outstanding at end of period		629	7	2,520	5,463	5,605	13,121	14,319	7,404	8,853
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.96	$9.76	$6.32	$8.19	$10.73	$10.70	$12.19	$16.76	$17.51	$17.16
Value at end of period	$9.76	$6.32	$8.19	$10.73	$10.70	$12.19	$16.76	$17.51	$17.16	$19.25
Number of accumulation units outstanding at end of period	11,295	7,518	7,626	15,112	10,401	11,044	14,940	17,268	25,533	27,688
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.26	$29.60	$20.19	$25.47	$31.33	$30.22	$34.23	$46.63	$49.14	$48.22
Value at end of period	$29.60	$20.19	$25.47	$31.33	$30.22	$34.23	$46.63	$49.14	$48.22	$59.37
Number of accumulation units outstanding at end of period	35,119	38,814	37,414	34,081	27,295	25,246	25,269	23,482	18,638	19,430
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.16	$12.58	$8.23	$10.24	$11.52	$11.04	$12.39	$14.26	$14.89	$14.71
Value at end of period	$12.58	$8.23	$10.24	$11.52	$11.04	$12.39	$14.26	$14.89	$14.71	$15.41
Number of accumulation units outstanding at end of period	28,203	63,037	100,655	159,749	175,053	205,984	175,353	148,990	122,206	99,294
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.50	$13.02	$8.11	$10.30	$11.67	$11.01	$12.53	$14.92	$15.59	$15.35
Value at end of period	$13.02	$8.11	$10.30	$11.67	$11.01	$12.53	$14.92	$15.59	$15.35	$16.13
Number of accumulation units outstanding at end of period	12,884	56,998	85,420	107,280	149,369	158,886	127,117	99,085	111,510	94,234
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.84	$13.44	$7.99	$10.27	$11.69	$10.97	$12.52	$15.29	$16.05	$15.72
Value at end of period	$13.44	$7.99	$10.27	$11.69	$10.97	$12.52	$15.29	$16.05	$15.72	$16.54
Number of accumulation units outstanding at end of period	15,364	55,700	86,835	132,619	126,006	148,867	103,921	95,589	110,948	98,113

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.62	$11.53	$10.82	$12.37	$15.11	$15.88	$15.57
Value at end of period				$11.53	$10.82	$12.37	$15.11	$15.88	$15.57	$16.39
Number of accumulation units outstanding at end of period				297	3,366	9,625	9,354	11,211	17,106	17,956
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$6.91	$6.92	$8.51	$9.49	$9.15	$10.29	$11.78	$12.38	$12.19
Value at end of period		$6.92	$8.51	$9.49	$9.15	$10.29	$11.78	$12.38	$12.19	$12.82
Number of accumulation units outstanding at end of period		6	9	120	2,352	2,225	2,120	1,955	1,800	1,484
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.95	$11.40	$9.39	$10.89	$11.81	$11.72	$12.72	$13.46	$14.08	$13.94
Value at end of period	$11.40	$9.39	$10.89	$11.81	$11.72	$12.72	$13.46	$14.08	$13.94	$14.40
Number of accumulation units outstanding at end of period	4,346	6,427	5,371	11,792	18,147	18,604	5,031	3,077	32,960	27,004
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$8.02	$7.64	$9.10	$10.00	$9.83	$10.88	$11.79	$12.31	$12.13
Value at end of period		$7.64	$9.10	$10.00	$9.83	$10.88	$11.79	$12.31	$12.13	$12.70
Number of accumulation units outstanding at end of period		2,891	2,515	2,554	3,260	14,941	17,143	12,236	7,483	5,065
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.30	$18.10	$13.68	$15.95	$17.52	$17.64	$19.60	$21.73	$22.92	$22.62
Value at end of period	$18.10	$13.68	$15.95	$17.52	$17.64	$19.60	$21.73	$22.92	$22.62	$23.65
Number of accumulation units outstanding at end of period	46,007	39,158	43,410	37,455	37,235	26,988	26,056	18,385	7,386	4,543
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.63	$19.35	$12.24	$15.16	$16.95	$16.28	$18.51	$22.41	$23.62	$23.09
Value at end of period	$19.35	$12.24	$15.16	$16.95	$16.28	$18.51	$22.41	$23.62	$23.09	$24.42
Number of accumulation units outstanding at end of period	69,869	66,139	76,718	65,277	59,960	37,255	32,636	23,353	13,879	10,650
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$18.50	$12.72	$15.33	$16.98	$16.70	$18.76	$21.64	$22.83	$22.45
Value at end of period	$18.50	$12.72	$15.33	$16.98	$16.70	$18.76	$21.64	$22.83	$22.45	$23.68
Number of accumulation units outstanding at end of period	72,297	81,075	86,225	83,120	50,628	39,267	36,124	24,748	18,780	13,136
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$9.78	$10.20	$10.68	$11.21	$11.88	$12.21	$11.77	$12.30	$12.20
Value at end of period		$10.20	$10.68	$11.21	$11.88	$12.21	$11.77	$12.30	$12.20	$12.35
Number of accumulation units outstanding at end of period		192	1,641	4,473	13,006	12,982	11,119	26,310	5,827	9,261
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$14.05	$13.72	$17.92	$20.09	$20.09
Value at end of period						$13.72	$17.92	$20.09	$20.09	$22.18
Number of accumulation units outstanding at end of period						89	812	824	3,885	4,402
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.85	$15.22	$11.05	$14.84	$17.90	$17.15	$19.73	$25.64	$28.52	$27.72
Value at end of period	$15.22	$11.05	$14.84	$17.90	$17.15	$19.73	$25.64	$28.52	$27.72	$34.01
Number of accumulation units outstanding at end of period	6,331	7,799	7,589	16,600	8,106	8,755	11,145	8,939	7,126	6,452
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$18.45	$10.72	$14.33	$17.94	$18.13	$21.46	$29.47	$30.42	$28.57
Value at end of period	$18.45	$10.72	$14.33	$17.94	$18.13	$21.46	$29.47	$30.42	$28.57	$29.77
Number of accumulation units outstanding at end of period	14,424	26,314	30,478	32,635	32,429	27,526	32,502	28,480	22,123	20,331

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.87	$10.20	$9.57	$11.94	$12.27	$13.84	$13.50
Value at end of period		$6.70	$8.87	$10.20	$9.57	$11.94	$12.27	$13.84	$13.50	$13.47
Number of accumulation units outstanding at end of period		22,328	21,833	25,993	24,578	26,267	27,485	22,368	16,965	16,205
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.31	$10.02	$6.09	$8.19	$10.36	$11.22	$12.82	$12.94	$16.63	$16.93
Value at end of period	$10.02	$6.09	$8.19	$10.36	$11.22	$12.82	$12.94	$16.63	$16.93	$17.46
Number of accumulation units outstanding at end of period	10,628	14,366	18,035	22,323	16,742	19,865	21,605	26,148	15,381	19,853
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.58	$21.20	$12.74	$16.59	$18.39	$17.33	$19.25	$25.65	$28.62	$29.15
Value at end of period	$21.20	$12.74	$16.59	$18.39	$17.33	$19.25	$25.65	$28.62	$29.15	$31.26
Number of accumulation units outstanding at end of period	3,678	4,430	7,227	8,957	6,766	7,887	7,880	4,296	6,373	6,775
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.07	$10.26	$6.69	$8.25	$10.23	$9.84	$11.12	$15.39	$15.88	$15.24
Value at end of period	$10.26	$6.69	$8.25	$10.23	$9.84	$11.12	$15.39	$15.88	$15.24	$18.65
Number of accumulation units outstanding at end of period	740	3,093	323	3,794	4,946	3,498	315	321	914	1,803
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.10	$14.83	$8.93	$12.29	$15.60	$13.74	$15.58	$20.96	$21.98	$21.38
Value at end of period	$14.83	$8.93	$12.29	$15.60	$13.74	$15.58	$20.96	$21.98	$21.38	$23.64
Number of accumulation units outstanding at end of period	11,353	12,895	18,853	20,955	10,018	10,151	9,165	7,003	4,848	4,467
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.44	$13.96	$8.77	$11.15	$12.69	$12.29	$14.43	$19.26	$20.79	$19.34
Value at end of period	$13.96	$8.77	$11.15	$12.69	$12.29	$14.43	$19.26	$20.79	$19.34	$22.53
Number of accumulation units outstanding at end of period	17,458	19,116	30,613	35,136	33,539	25,716	22,695	18,618	8,432	8,355
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.93	$12.66	$9.59	$11.64	$12.93	$12.65	$13.62	$17.44	$18.80	$17.57
Value at end of period	$12.66	$9.59	$11.64	$12.93	$12.65	$13.62	$17.44	$18.80	$17.57	$20.03
Number of accumulation units outstanding at end of period	312,431	301,980	280,976	268,368	246,727	226,598	185,170	179,265	165,348	141,457
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.68	$12.87	$8.63	$10.57	$11.76	$11.38	$12.90	$17.08	$18.60	$17.86
Value at end of period	$12.87	$8.63	$10.57	$11.76	$11.38	$12.90	$17.08	$18.60	$17.86	$21.18
Number of accumulation units outstanding at end of period	3,808	4,788	12,440	8,511	8,393	6,077	9,502	9,261	4,839	6,193
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.02	$24.68	$11.90	$20.19	$24.02	$19.41	$22.87	$21.32	$21.28	$17.73
Value at end of period	$24.68	$11.90	$20.19	$24.02	$19.41	$22.87	$21.32	$21.28	$17.73	$19.80
Number of accumulation units outstanding at end of period	11,287	13,653	20,252	18,551	17,635	13,672	20,262	12,966	12,197	14,038
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.41	$17.62	$11.67	$14.50	$17.64	$17.77	$21.09	$27.44	$31.20	$29.92
Value at end of period	$17.62	$11.67	$14.50	$17.64	$17.77	$21.09	$27.44	$31.20	$29.92	$33.95
Number of accumulation units outstanding at end of period	15,612	19,104	24,186	28,222	21,685	21,337	24,079	25,438	19,212	18,532
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.04	$12.68	$8.79	$11.07	$13.87	$13.53	$15.89	$21.83	$23.40	$22.29
Value at end of period	$12.68	$8.79	$11.07	$13.87	$13.53	$15.89	$21.83	$23.40	$22.29	$26.81
Number of accumulation units outstanding at end of period	2,792	2,627	3,672	4,131	2,634	8,280	12,348	9,343	6,474	7,392
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.61	$14.35	$8.83	$12.18	$13.99	$12.71	$15.30	$18.46	$18.68	$19.24
Value at end of period	$14.35	$8.83	$12.18	$13.99	$12.71	$15.30	$18.46	$18.68	$19.24	$19.07
Number of accumulation units outstanding at end of period	457,542	406,349	433,687	406,969	357,520	341,050	318,262	264,494	227,155	198,337

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.59	$11.11	$7.76	$12.82	$15.10	$14.82	$17.04	$18.93	$18.79	$17.72
Value at end of period	$11.11	$7.76	$12.82	$15.10	$14.82	$17.04	$18.93	$18.79	$17.72	$20.03
Number of accumulation units outstanding at end of period	5,032	581	9,254	5,401	10,056	13,962	20,746	19,237	21,611	19,575
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.41	$12.81	$9.19	$12.11	$13.65	$13.89	$15.73	$19.01	$21.09	$21.95
Value at end of period	$12.81	$9.19	$12.11	$13.65	$13.89	$15.73	$19.01	$21.09	$21.95	$23.46
Number of accumulation units outstanding at end of period	47,949	68,192	97,826	134,412	131,986	153,090	199,485	174,506	146,755	157,746
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.99	$13.44	$7.81	$11.30	$14.37	$13.68	$15.72	$21.01	$22.51	$22.71
Value at end of period	$13.44	$7.81	$11.30	$14.37	$13.68	$15.72	$21.01	$22.51	$22.71	$24.13
Number of accumulation units outstanding at end of period	253,547	235,938	251,334	244,090	199,578	183,984	156,748	138,142	131,239	110,513
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.80	$18.15	$11.54	$14.27	$16.22	$15.90	$18.43	$23.65	$25.14	$23.15
Value at end of period	$18.15	$11.54	$14.27	$16.22	$15.90	$18.43	$23.65	$25.14	$23.15	$27.19
Number of accumulation units outstanding at end of period	34,317	44,338	57,570	58,463	53,577	42,825	41,774	35,381	25,588	28,573
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.43	$24.38	$13.94	$19.70	$22.77	$22.28	$26.21	$36.10	$38.80	$42.53
Value at end of period	$24.38	$13.94	$19.70	$22.77	$22.28	$26.21	$36.10	$38.80	$42.53	$42.70
Number of accumulation units outstanding at end of period	59,841	69,702	76,518	86,344	56,364	65,203	58,861	39,987	38,069	35,450
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.26	$18.20	$9.09	$12.37	$13.92	$12.07	$14.18	$16.03	$15.68	$15.36
Value at end of period	$18.20	$9.09	$12.37	$13.92	$12.07	$14.18	$16.03	$15.68	$15.36	$15.48
Number of accumulation units outstanding at end of period	8,885	11,952	13,858	11,178	5,460	6,423	6,492	4,518	3,933	4,333
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.29	$8.22	$8.85	$7.71	$9.06	$10.78	$9.96	$9.52
Value at end of period		$6.29	$8.22	$8.85	$7.71	$9.06	$10.78	$9.96	$9.52	$9.59
Number of accumulation units outstanding at end of period		47,147	64,766	62,076	55,304	79,859	66,347	61,965	57,697	55,172
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.07	$11.21	$6.69	$8.75	$9.33	$8.70	$10.48	$13.54	$13.02	$11.90
Value at end of period	$11.21	$6.69	$8.75	$9.33	$8.70	$10.48	$13.54	$13.02	$11.90	$13.05
Number of accumulation units outstanding at end of period	2,432	1,855	2,822	3,320	4,998	4,192	4,886	6,177	1,393	2,354
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.17	$10.49	$5.64	$8.36	$10.33	$8.72	$10.49	$12.69	$12.00	$11.88
Value at end of period	$10.49	$5.64	$8.36	$10.33	$8.72	$10.49	$12.69	$12.00	$11.88	$11.59
Number of accumulation units outstanding at end of period	858	3,048	5,579	9,021	7,932	8,517	9,314	8,315	5,272	5,077
WANGER SELECT										
Value at beginning of period	$14.77	$15.98	$8.05	$13.24	$16.57	$13.49	$15.81	$21.04	$21.46	$21.28
Value at end of period	$15.98	$8.05	$13.24	$16.57	$13.49	$15.81	$21.04	$21.46	$21.28	$23.86
Number of accumulation units outstanding at end of period	12,156	17,632	23,549	25,888	22,873	22,443	21,803	19,598	11,012	10,559
WANGER USA										
Value at beginning of period	$13.60	$14.18	$8.46	$11.90	$14.51	$13.85	$16.44	$21.75	$22.55	$22.16
Value at end of period	$14.18	$8.46	$11.90	$14.51	$13.85	$16.44	$21.75	$22.55	$22.16	$24.92
Number of accumulation units outstanding at end of period	10,731	15,976	20,138	28,103	19,229	18,581	15,750	16,079	11,074	12,298
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R–4)										
Value at beginning of period	$12.93	$13.28	$8.78	$10.34	$11.59	$12.26	$13.64	$17.79	$19.56	$19.30
Value at end of period	$13.28	$8.78	$10.34	$11.59	$12.26	$13.64	$17.79	$19.56	$19.30	$21.64
Number of accumulation units outstanding at end of period	55,425	74,633	87,674	86,377	74,781	86,855	93,936	78,512	73,164	74,920

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.02	$21.83	$14.74	$18.93	$22.95	$22.21	$24.92	$34.04	$36.14	$34.12
Value at end of period	$21.83	$14.74	$18.93	$22.95	$22.21	$24.92	$34.04	$36.14	$34.12	$43.50
Number of accumulation units outstanding at end of period	21,884	20,995	19,957	20,927	20,115	20,331	21,199	18,422	15,432	13,713

TABLE 26

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.52	$12.96	$14.04	$13.15	$14.94	$19.90	$20.61	$20.88
Value at end of period			$12.96	$14.04	$13.15	$14.94	$19.90	$20.61	$20.88	$21.05
Number of accumulation units outstanding at end of period			723	723	1,075	1,088	1,450	453	1,902	1,796
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$9.24	$9.59	$10.99	$10.67	$11.73	$14.24	$16.05	$15.80
Value at end of period			$9.59	$10.99	$10.67	$11.73	$14.24	$16.05	$15.80	$16.81
Number of accumulation units outstanding at end of period			956	1,331	1,769	2,002	2,027	2,755	2,751	2,867
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$8.92	$9.88	$10.96	$11.05	$11.97	$15.35	$16.56	$15.91
Value at end of period			$9.88	$10.96	$11.05	$11.97	$15.35	$16.56	$15.91	$17.19
Number of accumulation units outstanding at end of period			3	3,567	3,379	4,052	2,527	3,050	3,163	3,821
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.26	$10.70	$11.16	$12.47	$13.15	$11.81	$11.99	$11.60
Value at end of period			$10.70	$11.16	$12.47	$13.15	$11.81	$11.99	$11.60	$12.01
Number of accumulation units outstanding at end of period			7,196	6,588	18,747	16,526	12,158	10,057	9,816	11,632
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$9.54
Value at end of period										$9.82
Number of accumulation units outstanding at end of period										760
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.77	$11.55	$10.12	$12.04	$17.22	$18.88	$17.90
Value at end of period				$11.55	$10.12	$12.04	$17.22	$18.88	$17.90	$20.45
Number of accumulation units outstanding at end of period				3,186	694	711	4,191	2,000	6,517	4,399
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$5.27	$5.74	$7.93	$8.31	$7.61	$9.44	$11.68	$11.43	$10.87
Value at end of period		$5.74	$7.93	$8.31	$7.61	$9.44	$11.68	$11.43	$10.87	$9.71
Number of accumulation units outstanding at end of period		6	3,878	1,648	2,106	8,520	2,407	2,874	1,702	2,228

CFI 230

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.67	$11.72	$10.83	$12.46	$17.80	$19.31	$17.11
Value at end of period				$11.72	$10.83	$12.46	$17.80	$19.31	$17.11	$20.99
Number of accumulation units outstanding at end of period				2,446	0	25	3,221	4,175	2,327	1,336
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.58	$9.14
Value at end of period									$9.14	$10.42
Number of accumulation units outstanding at end of period									8	9,996
BLACKROCK HEALTH SCIENCES OPPORTUNITES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.52	$10.06
Value at end of period									$10.06	$9.35
Number of accumulation units outstanding at end of period									11,194	2,466
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$15.95	$15.39	$17.22	$22.69	$23.87	$21.97
Value at end of period					$15.39	$17.22	$22.69	$23.87	$21.97	$26.57
Number of accumulation units outstanding at end of period					32	2,115	2,115	5,341	2,231	1,336
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.91	$18.20	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20	$23.40
Value at end of period	$18.20	$12.35	$15.30	$16.96	$17.53	$19.15	$22.34	$24.20	$23.40	$24.95
Number of accumulation units outstanding at end of period	12,869	11,283	11,115	10,334	11,338	12,949	12,258	15,877	10,186	10,912
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$10.87	$10.82	$11.03	$14.20	$14.73
Value at end of period						$10.82	$11.03	$14.20	$14.73	$15.38
Number of accumulation units outstanding at end of period						3,735	4,849	9,212	7,696	8,882
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.11	$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62	$13.16
Value at end of period		$6.18	$7.77	$8.94	$8.38	$9.53	$12.33	$13.62	$13.16	$14.93
Number of accumulation units outstanding at end of period		156	1,018	4,050	4,208	4,442	3,501	4,198	4,261	4,414
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.93	$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58	$14.60
Value at end of period		$6.08	$7.95	$9.67	$9.15	$10.53	$14.07	$15.58	$14.60	$16.45
Number of accumulation units outstanding at end of period		1,633	2,486	2,335	2,066	2,619	2,636	3,673	2,579	2,919
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.52	$19.41	$11.40	$15.68	$16.96	$14.49	$17.07	$20.28	$19.52	$19.13
Value at end of period	$19.41	$11.40	$15.68	$16.96	$14.49	$17.07	$20.28	$19.52	$19.13	$19.05
Number of accumulation units outstanding at end of period	85,744	128,681	136,704	109,782	99,025	92,383	81,914	67,614	61,364	56,051
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.89	$33.58	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25	$47.02
Value at end of period	$33.58	$19.08	$25.60	$29.67	$28.59	$32.90	$42.70	$47.25	$47.02	$50.21
Number of accumulation units outstanding at end of period	472,873	419,213	372,022	315,602	274,820	262,014	231,975	205,393	172,721	160,476
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.18	$23.27	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46	$28.92
Value at end of period	$23.27	$13.19	$16.98	$19.33	$19.29	$22.37	$28.34	$30.46	$28.92	$33.74
Number of accumulation units outstanding at end of period	149,387	132,451	140,149	120,131	98,463	90,368	79,967	72,001	47,808	42,143

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.37	$21.80	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52	$31.28
Value at end of period	$21.80	$11.39	$14.44	$17.73	$17.56	$19.91	$26.83	$29.52	$31.28	$31.17
Number of accumulation units outstanding at end of period	140,267	137,894	107,057	92,734	89,325	76,374	64,694	63,004	57,488	56,077
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.83	$22.99	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46	$20.96
Value at end of period	$22.99	$12.77	$15.98	$17.87	$14.63	$17.46	$22.52	$20.46	$20.96	$19.67
Number of accumulation units outstanding at end of period	22,320	17,837	14,863	11,352	8,821	7,468	7,074	6,490	7,790	8,408
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.35	$17.71	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30	$25.91
Value at end of period	$17.71	$11.73	$14.97	$18.98	$18.06	$21.13	$28.46	$28.30	$25.91	$33.34
Number of accumulation units outstanding at end of period	51,720	49,190	38,808	34,898	28,377	28,292	27,098	21,152	14,266	13,828
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.19	$6.10	$8.04	$9.06	$8.79	$10.18	$13.23	$14.24	$14.55
Value at end of period		$6.10	$8.04	$9.06	$8.79	$10.18	$13.23	$14.24	$14.55	$16.17
Number of accumulation units outstanding at end of period		8,490	26,639	24,692	19,487	19,477	17,891	18,849	17,845	17,938
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.74	$12.27	$13.65	$12.65	$13.81	$17.63	$18.22	$17.23
Value at end of period			$12.27	$13.65	$12.65	$13.81	$17.63	$18.22	$17.23	$19.07
Number of accumulation units outstanding at end of period			40	2,008	50	50	390	25	25	47
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.95	$49.80	$53.39	$55.42
Value at end of period						$35.95	$49.80	$53.39	$55.42	$56.03
Number of accumulation units outstanding at end of period						4,068	4,139	2,385	2,505	2,234
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.03	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45	$14.39
Value at end of period	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45	$15.45	$14.39	$15.69
Number of accumulation units outstanding at end of period	47,594	39,838	37,091	30,365	27,418	26,602	21,051	20,588	19,820	21,064
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.49	$28.95	$24.09	$29.97	$32.12	$32.27	$36.24	$43.05	$46.18	$45.94
Value at end of period	$28.95	$24.09	$29.97	$32.12	$32.27	$36.24	$43.05	$46.18	$45.94	$47.50
Number of accumulation units outstanding at end of period	23	33	42	50	58	64	72	79	84	90
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.88	$21.56	$12.00	$17.18	$21.37	$20.82	$24.15	$31.60	$35.15	$36.15
Value at end of period	$21.56	$12.00	$17.18	$21.37	$20.82	$24.15	$31.60	$35.15	$36.15	$40.15
Number of accumulation units outstanding at end of period	12	0	0	0	0	0	0	0	0	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.88	$18.92	$19.83	$22.20	$23.69	$25.00	$26.78	$26.43	$27.42	$27.17
Value at end of period	$18.92	$19.83	$22.20	$23.69	$25.00	$26.78	$26.43	$27.42	$27.17	$27.52
Number of accumulation units outstanding at end of period	22	10	11	11	11	0	0	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.77	$22.50	$12.31	$16.76	$19.19	$16.36	$19.43	$24.66	$26.19	$25.30
Value at end of period	$22.50	$12.31	$16.76	$19.19	$16.36	$19.43	$24.66	$26.19	$25.30	$25.53
Number of accumulation units outstanding at end of period	35	46	63	78	91	103	119	130	138	150
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.61	$7.16	$9.09	$11.21	$10.88	$12.49	$16.73	$17.38	$16.57
Value at end of period		$7.16	$9.09	$11.21	$10.88	$12.49	$16.73	$17.38	$16.57	$20.66
Number of accumulation units outstanding at end of period		1,710	4,679	4,346	4,895	4,468	4,802	3,247	2,762	2,762

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.09	$21.12	$19.16	$14.87	$13.13	$13.84	$11.16	$8.92	$14.88	$14.96
Value at end of period	$23.12	$20.09	$21.12	$19.16	$14.87	$13.13	$13.84	$11.16	$8.92	$14.88
Number of accumulation units outstanding at end of period	15,650	18,936	20,181	30,453	33,973	32,890	36,984	47,914	53,990	64,002
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.00									
Value at end of period	$10.08									
Number of accumulation units outstanding at end of period	352									
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$10.04	$10.16	$9.72	$9.59						
Value at end of period	$10.16	$10.04	$10.16	$9.72						
Number of accumulation units outstanding at end of period	5,484	3,341	2,039	26						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.42	$16.71	$15.32	$11.24	$10.26	$10.70	$8.83	$6.86	$11.35	$10.69
Value at end of period	$17.84	$16.42	$16.71	$15.32	$11.24	$10.26	$10.70	$8.83	$6.86	$11.35
Number of accumulation units outstanding at end of period	2,462	2,221	5,341	5,833	4,854	4,487	3,783	3,637	1,736	340
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.83	$21.93	$21.50	$17.15	$14.37	$15.74	$14.12	$10.39	$16.92	$14.76
Value at end of period	$22.98	$22.83	$21.93	$21.50	$17.15	$14.37	$15.74	$14.12	$10.39	$16.92
Number of accumulation units outstanding at end of period	10,760	9,406	12,581	13,240	12,312	14,209	17,976	19,204	19,817	22,209
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$63.46	$74.70	$79.37	$74.10	$62.03	$76.61	$61.03	$33.97	$66.12	$49.97
Value at end of period	$67.06	$63.46	$74.70	$79.37	$74.10	$62.03	$76.61	$61.03	$33.97	$66.12
Number of accumulation units outstanding at end of period	21,881	24,502	26,919	29,805	33,298	33,151	37,535	42,528	38,610	39,851
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$33.46	$32.56	$32.20	$25.59	$21.34	$23.54	$20.54	$14.86	$25.14	$23.92
Value at end of period	$33.11	$33.46	$32.56	$32.20	$25.59	$21.34	$23.54	$20.54	$14.86	$25.14
Number of accumulation units outstanding at end of period	52	52	52	52	52	349	359	373	319	307
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$21.43	$23.04	$20.82	$14.93	$12.80	$13.24	$10.86	$8.00	$13.02	$13.34
Value at end of period	$25.01	$21.43	$23.04	$20.82	$14.93	$12.80	$13.24	$10.86	$8.00	$13.02
Number of accumulation units outstanding at end of period	1,611	2,087	2,301	3,429	2,399	3,618	3,692	3,606	5,762	7,126
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.33	$15.59	$14.60	$12.70	$11.54	$11.89	$10.75	$8.96	$13.09	$12.10
Value at end of period	$16.04	$15.33	$15.59	$14.60	$12.70	$11.54	$11.89	$10.75	$8.96	$13.09
Number of accumulation units outstanding at end of period	16,100	20,290	24,850	27,678	27,189	28,289	33,814	36,075	46,317	43,591
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.23	$14.79	$14.51	$16.17	$15.04	$13.63	$12.75	$10.90	$11.86	$10.85
Value at end of period	$14.79	$14.23	$14.79	$14.51	$16.17	$15.04	$13.63	$12.75	$10.90	$11.86
Number of accumulation units outstanding at end of period	15,969	27,094	46,379	55,660	71,972	60,243	59,036	46,515	40,014	24,753
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$6.12	$7.31	$8.46	$8.73	$7.88	$10.41	$9.09	$5.26	$12.74	$10.67
Value at end of period	$6.43	$6.12	$7.31	$8.46	$8.73	$7.88	$10.41	$9.09	$5.26	$12.74
Number of accumulation units outstanding at end of period	7,086	6,339	7,231	8,739	11,312	13,253	16,867	24,517	21,863	16,143
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.53	$17.40	$17.59	$15.88	$13.84	$14.24	$12.20	$7.69	$12.05	$11.51
Value at end of period	$18.66	$16.53	$17.40	$17.59	$15.88	$13.84	$14.24	$12.20	$7.69	$12.05
Number of accumulation units outstanding at end of period	4,350	5,350	10,615	9,883	10,629	11,298	14,218	17,456	18,956	26,903

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.38	$5.45	$8.28	$10.23	$8.66	$10.45	$13.36	$13.45	$13.65
Value at end of period		$5.45	$8.28	$10.23	$8.66	$10.45	$13.36	$13.45	$13.65	$14.27
Number of accumulation units outstanding at end of period		1,648	6,229	5,575	1,855	2,408	2,227	2,160	2,181	2,104
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during November 2015)										
Value at beginning of period									$9.93	$9.92
Value at end of period									$9.92	$9.93
Number of accumulation units outstanding at end of period									20	4,019
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.48	$13.68	$14.37	$16.89	$18.81	$18.16	$20.78	$21.00	$21.09	$19.96
Value at end of period	$13.68	$14.37	$16.89	$18.81	$18.16	$20.78	$21.00	$21.09	$19.96	$20.96
Number of accumulation units outstanding at end of period	56,231	71,677	89,902	71,487	67,553	68,596	66,852	65,422	42,109	39,037
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.67	$8.70	$9.88	$10.48	$11.03	$11.55	$11.19	$11.67	$11.57
Value at end of period		$8.70	$9.88	$10.48	$11.03	$11.55	$11.19	$11.67	$11.57	$11.75
Number of accumulation units outstanding at end of period		3,461	5,716	6,708	8,866	7,920	5,293	3,854	2,018	2,017
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.40	$14.69	$8.85	$11.77	$13.06	$12.28	$14.64	$19.37	$20.92	$21.78
Value at end of period	$14.69	$8.85	$11.77	$13.06	$12.28	$14.64	$19.37	$20.92	$21.78	$23.35
Number of accumulation units outstanding at end of period	156,979	238,743	247,547	205,347	178,664	154,558	140,070	128,301	105,915	94,033
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.92	$8.74	$7.60	$3.65	$3.30	$2.40
Value at end of period					$8.74	$7.60	$3.65	$3.30	$2.40	$3.46
Number of accumulation units outstanding at end of period					1,517	5,006	6,316	16,628	18,063	12,875
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.12	$21.00	$14.92	$17.59	$19.84	$19.36	$21.75	$25.09	$26.35	$25.56
Value at end of period	$21.00	$14.92	$17.59	$19.84	$19.36	$21.75	$25.09	$26.35	$25.56	$27.24
Number of accumulation units outstanding at end of period	344,529	274,079	268,446	219,984	198,845	196,779	169,655	154,393	135,116	122,545
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$10.01	$9.62
Value at end of period									$9.62	$10.63
Number of accumulation units outstanding at end of period									632	4,392
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.84	$11.66	$9.74	$11.70	$13.40	$13.74	$14.66	$13.91	$13.81	$13.06
Value at end of period	$11.66	$9.74	$11.70	$13.40	$13.74	$14.66	$13.91	$13.81	$13.06	$13.73
Number of accumulation units outstanding at end of period	79,892	76,222	47,965	49,326	36,903	35,970	28,242	26,545	22,828	21,310
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.34
Value at end of period									$9.34	$9.79
Number of accumulation units outstanding at end of period									94,031	75,921
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period									$10.52	$9.70
Value at end of period									$9.70	$10.24
Number of accumulation units outstanding at end of period									11	132

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2016)										
Value at beginning of period										$11.39
Value at end of period										$11.22
Number of accumulation units outstanding at end of period										32
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.24	$13.76	$13.96	$13.85	$13.72	$13.57	$13.42	$13.27	$13.12	$12.97
Value at end of period	$13.76	$13.96	$13.85	$13.72	$13.57	$13.42	$13.27	$13.12	$12.97	$12.85
Number of accumulation units outstanding at end of period	189,178	201,803	169,795	125,613	128,666	105,952	100,988	96,843	120,305	109,340
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.40	$17.41	$10.73	$13.82	$15.59	$15.37	$17.59	$22.72	$24.87	$24.24
Value at end of period	$17.41	$10.73	$13.82	$15.59	$15.37	$17.59	$22.72	$24.87	$24.24	$26.30
Number of accumulation units outstanding at end of period	780,871	700,974	603,771	539,591	499,693	454,739	425,042	382,886	343,657	320,154
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.30	$11.49	$8.80	$12.99	$14.67	$15.15	$17.08	$17.83	$17.83	$17.27
Value at end of period	$11.49	$8.80	$12.99	$14.67	$15.15	$17.08	$17.83	$17.83	$17.27	$19.57
Number of accumulation units outstanding at end of period	5,256	2,705	4,559	7,145	8,502	9,506	8,821	4,586	3,694	3,964
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.06	$22.91	$14.22	$17.32	$19.51	$19.27	$21.80	$28.65	$32.24	$32.14
Value at end of period	$22.91	$14.22	$17.32	$19.51	$19.27	$21.80	$28.65	$32.24	$32.14	$35.04
Number of accumulation units outstanding at end of period	262,914	205,126	195,772	159,467	150,031	143,894	127,320	117,304	101,286	97,140
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.49	$23.45	$14.48	$18.85	$22.72	$22.20	$25.83	$34.36	$37.21	$36.13
Value at end of period	$23.45	$14.48	$18.85	$22.72	$22.20	$25.83	$34.36	$37.21	$36.13	$42.20
Number of accumulation units outstanding at end of period	172,106	152,651	132,715	108,249	96,922	91,276	80,268	72,725	61,851	56,452
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.71	$16.42	$10.78	$13.31	$16.16	$15.86	$17.62	$24.85	$25.91	$24.79
Value at end of period	$16.42	$10.78	$13.31	$16.16	$15.86	$17.62	$24.85	$25.91	$24.79	$31.20
Number of accumulation units outstanding at end of period	111,071	92,831	81,074	58,585	51,154	46,081	43,182	36,842	33,713	29,279
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.80	$17.61	$15.93	$17.57	$19.08	$20.28	$21.94	$21.66	$22.84	$22.71
Value at end of period	$17.61	$15.93	$17.57	$19.08	$20.28	$21.94	$21.66	$22.84	$22.71	$23.43
Number of accumulation units outstanding at end of period	160,354	158,912	146,012	121,805	95,720	84,220	74,832	66,216	74,871	73,198
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.01	$5.92	$7.48	$7.98	$6.93	$8.13	$9.76	$9.08	$8.89
Value at end of period		$5.92	$7.48	$7.98	$6.93	$8.13	$9.76	$9.08	$8.89	$8.87
Number of accumulation units outstanding at end of period		3,345	50,082	37,050	34,769	31,983	33,557	33,954	27,551	23,379
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.31	$12.03	$15.58	$17.50	$18.40
Value at end of period					$10.31	$12.03	$15.58	$17.50	$18.40	$18.91
Number of accumulation units outstanding at end of period					69,383	71,806	56,001	115,973	102,987	88,653
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.35	$9.13	$6.31	$7.02	$8.29	$8.48	$9.62	$12.44	$13.54	$12.79
Value at end of period	$9.13	$6.31	$7.02	$8.29	$8.48	$9.62	$12.44	$13.54	$12.79	$14.40
Number of accumulation units outstanding at end of period	239,700	206,885	178,785	137,361	133,935	117,329	135,644	161,541	145,577	128,594
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.99	$14.91	$9.19	$12.85	$16.56	$16.29	$18.39	$23.99	$25.82	$25.65
Value at end of period	$14.91	$9.19	$12.85	$16.56	$16.29	$18.39	$23.99	$25.82	$25.65	$27.20
Number of accumulation units outstanding at end of period	2,446	6,487	7,884	6,689	10,829	11,039	17,142	16,123	16,101	17,315

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.80	$11.25	$7.28	$8.96	$10.28	$9.73	$10.63	$13.73	$15.65	$15.41
Value at end of period	$11.25	$7.28	$8.96	$10.28	$9.73	$10.63	$13.73	$15.65	$15.41	$16.58
Number of accumulation units outstanding at end of period	33,068	34,878	33,744	22,545	20,394	17,228	17,078	13,391	10,875	10,182
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.54	$13.99	$14.41	$16.31	$21.28	$23.80	$25.31
Value at end of period			$12.54	$13.99	$14.41	$16.31	$21.28	$23.80	$25.31	$26.67
Number of accumulation units outstanding at end of period			66	96	1,267	1,702	791	1,126	2,050	1,918
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.94	$6.63	$8.11	$8.99	$9.12	$10.42	$13.60	$15.18	$15.32
Value at end of period		$6.63	$8.11	$8.99	$9.12	$10.42	$13.60	$15.18	$15.32	$16.80
Number of accumulation units outstanding at end of period		1,375	8,501	9,491	14,574	12,216	11,912	20,663	25,174	24,417
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.84	$13.00	$12.93	$14.82	$19.25	$21.36	$20.32
Value at end of period			$11.84	$13.00	$12.93	$14.82	$19.25	$21.36	$20.32	$23.16
Number of accumulation units outstanding at end of period			1,726	2,965	3,843	2,994	3,102	3,538	4,712	3,591
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.40	$12.83	$15.96	$15.43	$17.62	$23.49	$25.80	$25.31
Value at end of period			$12.83	$15.96	$15.43	$17.62	$23.49	$25.80	$25.31	$26.72
Number of accumulation units outstanding at end of period			5,761	8,606	6,393	5,821	5,915	5,358	5,383	5,114
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.34	$5.92	$8.20	$10.15	$9.84	$11.39	$15.11	$16.84	$16.17
Value at end of period		$5.92	$8.20	$10.15	$9.84	$11.39	$15.11	$16.84	$16.17	$18.13
Number of accumulation units outstanding at end of period		959	5,275	3,039	5,342	5,536	8,906	14,969	27,444	27,109
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.32	$6.95	$8.70	$10.87	$10.33	$11.85	$16.25	$16.86	$15.91
Value at end of period		$6.95	$8.70	$10.87	$10.33	$11.85	$16.25	$16.86	$15.91	$19.05
Number of accumulation units outstanding at end of period		1,944	574	529	1,150	2,358	3,982	5,633	8,727	7,973
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.94	$9.72	$6.30	$8.16	$10.67	$10.64	$12.12	$16.66	$17.39	$17.04
Value at end of period	$9.72	$6.30	$8.16	$10.67	$10.64	$12.12	$16.66	$17.39	$17.04	$19.10
Number of accumulation units outstanding at end of period	5,023	6,824	9,166	10,166	12,436	14,332	13,161	11,729	14,194	13,773
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.13	$29.44	$20.07	$25.31	$31.12	$30.00	$33.96	$46.25	$48.71	$47.77
Value at end of period	$29.44	$20.07	$25.31	$31.12	$30.00	$33.96	$46.25	$48.71	$47.77	$58.79
Number of accumulation units outstanding at end of period	62,006	58,496	50,706	44,898	45,379	38,603	35,704	33,044	31,925	28,935
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.15	$12.57	$8.22	$10.22	$11.49	$11.01	$12.34	$14.20	$14.82	$14.63
Value at end of period	$12.57	$8.22	$10.22	$11.49	$11.01	$12.34	$14.20	$14.82	$14.63	$15.32
Number of accumulation units outstanding at end of period	40,204	61,989	100,241	64,088	57,495	54,189	47,337	45,440	46,601	56,298
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.49	$13.01	$8.10	$10.28	$11.64	$10.97	$12.48	$14.85	$15.52	$15.27
Value at end of period	$13.01	$8.10	$10.28	$11.64	$10.97	$12.48	$14.85	$15.52	$15.27	$16.03
Number of accumulation units outstanding at end of period	37,839	60,945	81,376	65,999	65,899	61,812	55,103	54,985	42,756	39,237

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.83	$13.42	$7.98	$10.24	$11.66	$10.93	$12.48	$15.23	$15.97	$15.64
Value at end of period	$13.42	$7.98	$10.24	$11.66	$10.93	$12.48	$15.23	$15.97	$15.64	$16.45
Number of accumulation units outstanding at end of period	14,280	25,773	36,848	38,066	31,149	36,531	31,884	30,011	29,786	30,756
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.72	$10.81	$12.35	$15.08	$15.84	$15.52
Value at end of period					$10.81	$12.35	$15.08	$15.84	$15.52	$16.33
Number of accumulation units outstanding at end of period					231	863	8,037	8,819	7,268	12,632
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$9.98	$10.27	$11.74	$12.34	$12.15
Value at end of period						$10.27	$11.74	$12.34	$12.15	$12.77
Number of accumulation units outstanding at end of period						61	295	295	216	21
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$11.11	$11.38	$9.38	$10.87	$11.77	$11.68	$12.67	$13.40	$14.01	$13.86
Value at end of period	$11.38	$9.38	$10.87	$11.77	$11.68	$12.67	$13.40	$14.01	$13.86	$14.32
Number of accumulation units outstanding at end of period	1,333	5	3,196	65	5	20	219	887	23,985	26,561
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$7.46	$9.09	$9.99	$9.81	$10.86	$11.76	$12.27	$12.08
Value at end of period			$9.09	$9.99	$9.81	$10.86	$11.76	$12.27	$12.08	$12.65
Number of accumulation units outstanding at end of period			126	175	219	486	5,220	4,542	705	604
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.21	$18.00	$13.60	$15.84	$17.40	$17.51	$19.44	$21.54	$22.70	$22.40
Value at end of period	$18.00	$13.60	$15.84	$17.40	$17.51	$19.44	$21.54	$22.70	$22.40	$23.40
Number of accumulation units outstanding at end of period	42,056	39,251	26,909	22,240	20,625	21,690	21,406	14,122	12,797	10,403
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.53	$19.24	$12.16	$15.06	$16.83	$16.15	$18.36	$22.21	$23.40	$22.86
Value at end of period	$19.24	$12.16	$15.06	$16.83	$16.15	$18.36	$22.21	$23.40	$22.86	$24.17
Number of accumulation units outstanding at end of period	79,014	79,897	68,921	53,867	48,132	46,658	43,378	38,786	39,710	38,386
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.64	$18.39	$12.64	$15.22	$16.86	$16.57	$18.61	$21.45	$22.62	$22.23
Value at end of period	$18.39	$12.64	$15.22	$16.86	$16.57	$18.61	$21.45	$22.62	$22.23	$23.44
Number of accumulation units outstanding at end of period	88,914	86,697	78,726	59,500	45,610	40,863	34,271	31,918	31,748	31,555
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.90	$10.19	$10.67	$11.19	$11.86	$12.18	$11.73	$12.26	$12.15
Value at end of period		$10.19	$10.67	$11.19	$11.86	$12.18	$11.73	$12.26	$12.15	$12.29
Number of accumulation units outstanding at end of period		4,568	3,048	10,490	13,009	9,868	9,873	9,635	10,202	4,370
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period								$19.37	$19.98	$19.97
Value at end of period								$19.98	$19.97	$22.04
Number of accumulation units outstanding at end of period								2,678	4,351	8,700
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.81	$15.18	$11.02	$14.78	$17.83	$17.07	$19.63	$25.49	$28.34	$27.53
Value at end of period	$15.18	$11.02	$14.78	$17.83	$17.07	$19.63	$25.49	$28.34	$27.53	$33.77
Number of accumulation units outstanding at end of period	5,203	5,153	6,075	5,326	4,083	4,240	4,012	3,277	2,612	3,307

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.54	$18.40	$10.68	$14.28	$17.86	$18.05	$21.35	$29.30	$30.22	$28.37
Value at end of period	$18.40	$10.68	$14.28	$17.86	$18.05	$21.35	$29.30	$30.22	$28.37	$29.55
Number of accumulation units outstanding at end of period	45,358	47,093	43,569	38,797	33,084	32,483	30,410	28,354	17,597	15,776
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.86	$10.19	$9.56	$11.91	$12.24	$13.80	$13.45
Value at end of period		$6.70	$8.86	$10.19	$9.56	$11.91	$12.24	$13.80	$13.45	$13.41
Number of accumulation units outstanding at end of period		54,037	59,191	51,877	37,422	35,252	29,207	29,076	27,479	26,424
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.31	$10.01	$6.08	$8.17	$10.34	$11.19	$12.78	$12.89	$16.56	$16.85
Value at end of period	$10.01	$6.08	$8.17	$10.34	$11.19	$12.78	$12.89	$16.56	$16.85	$17.36
Number of accumulation units outstanding at end of period	22,025	23,845	22,483	22,553	17,146	20,139	17,160	27,853	24,210	18,555
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.53	$21.14	$12.70	$16.52	$18.30	$17.25	$19.14	$25.50	$28.43	$28.95
Value at end of period	$21.14	$12.70	$16.52	$18.30	$17.25	$19.14	$25.50	$28.43	$28.95	$31.02
Number of accumulation units outstanding at end of period	5,494	3,212	4,110	2,547	2,026	2,574	1,291	1,183	1,172	2,596
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.07	$10.25	$6.68	$8.24	$10.20	$9.81	$11.08	$15.33	$15.81	$15.17
Value at end of period	$10.25	$6.68	$8.24	$10.20	$9.81	$11.08	$15.33	$15.81	$15.17	$18.55
Number of accumulation units outstanding at end of period	4,515	6,272	7,738	6,845	7,856	5,698	6,320	5,031	3,488	2,760
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.09	$14.81	$8.91	$12.26	$15.56	$13.70	$15.52	$20.87	$21.87	$21.27
Value at end of period	$14.81	$8.91	$12.26	$15.56	$13.70	$15.52	$20.87	$21.87	$21.27	$23.50
Number of accumulation units outstanding at end of period	20,436	20,336	21,206	28,855	25,163	15,636	13,453	11,560	10,787	10,822
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$13.92	$8.74	$11.10	$12.64	$12.23	$14.35	$19.15	$20.66	$19.20
Value at end of period	$13.92	$8.74	$11.10	$12.64	$12.23	$14.35	$19.15	$20.66	$19.20	$22.36
Number of accumulation units outstanding at end of period	24,987	23,297	25,134	19,494	17,880	13,728	17,445	15,378	8,562	5,193
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.33	$12.62	$9.56	$11.60	$12.88	$12.59	$14.04	$17.35	$18.68	$18.09
Value at end of period	$12.62	$9.56	$11.60	$12.88	$12.59	$14.04	$17.35	$18.68	$18.09	$20.61
Number of accumulation units outstanding at end of period	202,843	173,779	146,129	121,148	106,340	127,399	90,749	94,289	82,742	81,709
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.67	$12.85	$8.61	$10.55	$11.73	$11.35	$12.85	$17.01	$18.51	$17.76
Value at end of period	$12.85	$8.61	$10.55	$11.73	$11.35	$12.85	$17.01	$18.51	$17.76	$21.06
Number of accumulation units outstanding at end of period	16,290	20,661	19,659	18,517	18,508	15,545	13,559	13,222	12,872	10,817
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.01	$24.65	$11.88	$20.14	$23.95	$19.35	$22.78	$21.23	$21.18	$17.63
Value at end of period	$24.65	$11.88	$20.14	$23.95	$19.35	$22.78	$21.23	$21.18	$17.63	$19.69
Number of accumulation units outstanding at end of period	26,816	23,371	19,215	15,884	12,805	12,463	9,542	13,740	14,433	15,440
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.37	$17.57	$11.63	$14.45	$17.56	$17.68	$20.98	$27.28	$31.01	$29.72
Value at end of period	$17.57	$11.63	$14.45	$17.56	$17.68	$20.98	$27.28	$31.01	$29.72	$33.70
Number of accumulation units outstanding at end of period	15,043	10,941	10,445	9,169	8,575	5,259	6,952	7,203	5,229	3,669
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.03	$12.66	$8.77	$11.04	$13.83	$13.49	$15.83	$21.74	$23.29	$22.17
Value at end of period	$12.66	$8.77	$11.04	$13.83	$13.49	$15.83	$21.74	$23.29	$22.17	$26.65
Number of accumulation units outstanding at end of period	2,145	1,674	2,739	3,032	3,436	3,704	4,226	6,156	4,286	4,533

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.15	$14.91	$8.80	$12.14	$13.93	$12.65	$15.22	$19.12	$19.34	$19.91
Value at end of period	$14.91	$8.80	$12.14	$13.93	$12.65	$15.22	$19.12	$19.34	$19.91	$19.73
Number of accumulation units outstanding at end of period	440,703	368,464	348,809	300,492	257,763	253,995	215,983	216,109	186,090	172,851
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$11.10	$7.75	$12.80	$15.06	$14.78	$16.98	$18.86	$18.71	$17.64
Value at end of period	$11.10	$7.75	$12.80	$15.06	$14.78	$16.98	$18.86	$18.71	$17.64	$19.93
Number of accumulation units outstanding at end of period	549	858	2,331	1,227	1,694	5,804	4,662	6,510	3,779	5,240
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.40	$12.79	$9.17	$12.08	$13.61	$13.85	$15.67	$18.93	$20.99	$21.83
Value at end of period	$12.79	$9.17	$12.08	$13.61	$13.85	$15.67	$18.93	$20.99	$21.83	$23.32
Number of accumulation units outstanding at end of period	103,974	117,937	142,638	154,831	150,227	158,166	156,090	141,731	103,569	93,326
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.35	$13.84	$7.78	$11.26	$14.31	$13.62	$15.63	$20.89	$23.10	$23.29
Value at end of period	$13.84	$7.78	$11.26	$14.31	$13.62	$15.63	$20.89	$23.10	$23.29	$24.73
Number of accumulation units outstanding at end of period	220,002	185,791	176,871	153,317	140,452	142,654	122,394	119,142	92,505	84,448
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.77	$18.11	$11.51	$14.22	$16.16	$15.83	$18.35	$23.53	$24.99	$23.00
Value at end of period	$18.11	$11.51	$14.22	$16.16	$15.83	$18.35	$23.53	$24.99	$23.00	$27.01
Number of accumulation units outstanding at end of period	37,594	35,274	35,342	27,945	22,183	20,758	21,904	23,396	21,034	18,968
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.31	$24.24	$13.85	$19.57	$22.61	$22.11	$25.99	$35.78	$38.44	$42.11
Value at end of period	$24.24	$13.85	$19.57	$22.61	$22.11	$25.99	$35.78	$38.44	$42.11	$42.26
Number of accumulation units outstanding at end of period	69,959	63,752	73,187	65,975	57,193	59,756	47,876	45,585	35,776	34,029
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.25	$18.18	$9.07	$12.34	$13.88	$12.03	$14.12	$15.96	$15.60	$15.28
Value at end of period	$18.18	$9.07	$12.34	$13.88	$12.03	$14.12	$15.96	$15.60	$15.28	$15.39
Number of accumulation units outstanding at end of period	5,990	7,371	8,716	7,419	7,376	4,608	4,228	3,806	3,785	3,206
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.29	$8.22	$8.84	$7.69	$9.04	$10.75	$9.93	$9.49
Value at end of period		$6.29	$8.22	$8.84	$7.69	$9.04	$10.75	$9.93	$9.49	$9.55
Number of accumulation units outstanding at end of period		64,548	57,156	46,788	36,943	58,373	53,693	44,487	41,248	37,016
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.07	$11.20	$6.68	$8.74	$9.31	$8.67	$10.44	$13.48	$12.96	$11.84
Value at end of period	$11.20	$6.68	$8.74	$9.31	$8.67	$10.44	$13.48	$12.96	$11.84	$12.98
Number of accumulation units outstanding at end of period	1,389	636	686	602	1,150	1,251	1,201	1,756	815	581
WANGER INTERNATIONAL (Funds were first received in this option during July 2007)										
Value at beginning of period	$10.53	$10.49	$5.64	$8.35	$10.31	$8.70	$10.46	$12.65	$11.96	$11.83
Value at end of period	$10.49	$5.64	$8.35	$10.31	$8.70	$10.46	$12.65	$11.96	$11.83	$11.53
Number of accumulation units outstanding at end of period	4,389	7,872	11,102	18,723	25,330	26,469	26,026	26,038	8,909	8,738
WANGER SELECT										
Value at beginning of period	$14.76	$15.96	$8.03	$13.20	$16.51	$13.44	$15.74	$20.94	$21.35	$21.16
Value at end of period	$15.96	$8.03	$13.20	$16.51	$13.44	$15.74	$20.94	$21.35	$21.16	$23.71
Number of accumulation units outstanding at end of period	36,933	38,325	36,490	39,157	30,529	26,435	21,640	20,798	13,834	9,852
WANGER USA										
Value at beginning of period	$13.58	$14.15	$8.44	$11.86	$14.47	$13.80	$16.37	$21.65	$22.43	$22.03
Value at end of period	$14.15	$8.44	$11.86	$14.47	$13.80	$16.37	$21.65	$22.43	$22.03	$24.77
Number of accumulation units outstanding at end of period	14,889	13,782	10,952	9,952	11,033	9,829	10,367	6,329	5,599	5,964

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.91	$13.26	$8.76	$10.31	$11.55	$12.21	$13.58	$17.70	$19.45	$19.19
Value at end of period	$13.26	$8.76	$10.31	$11.55	$12.21	$13.58	$17.70	$19.45	$19.19	$21.50
Number of accumulation units outstanding at end of period	62,681	60,153	60,162	49,817	43,088	39,239	32,927	32,469	23,905	24,582
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.94	$21.75	$14.68	$18.84	$22.83	$22.09	$24.77	$33.81	$35.88	$33.86
Value at end of period	$21.75	$14.68	$18.84	$22.83	$22.09	$24.77	$33.81	$35.88	$33.86	$43.14
Number of accumulation units outstanding at end of period	41,654	46,123	39,610	42,598	33,566	32,602	33,256	31,542	29,857	20,904

TABLE 27

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$13.48	$13.14	$14.91	$19.85	$20.55	$20.81
Value at end of period					$13.14	$14.91	$19.85	$20.55	$20.81	$20.97
Number of accumulation units outstanding at end of period					14	184	273	1,684	1,039	976
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$8.46	$9.59	$10.98	$10.65	$11.70	$14.20	$16.00	$15.74
Value at end of period			$9.59	$10.98	$10.65	$11.70	$14.20	$16.00	$15.74	$16.74
Number of accumulation units outstanding at end of period			3,738	10,857	7,014	8,074	985	2,815	3,116	3,856
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$8.94	$9.87	$10.95	$11.03	$11.95	$15.31	$16.51	$15.85
Value at end of period			$9.87	$10.95	$11.03	$11.95	$15.31	$16.51	$15.85	$17.12
Number of accumulation units outstanding at end of period			737	1,127	1,773	3,115	3,841	4,153	2,369	2,524
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$10.28	$10.70	$11.15	$12.45	$13.12	$11.78	$11.95	$11.56
Value at end of period			$10.70	$11.15	$12.45	$13.12	$11.78	$11.95	$11.56	$11.96
Number of accumulation units outstanding at end of period			3,791	4,274	1,741	6,101	6,138	6,780	2,459	2,690
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.50	$9.29
Value at end of period									$9.29	$9.81
Number of accumulation units outstanding at end of period									4,717	200
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$11.18	$12.02	$17.19	$18.84	$17.85
Value at end of period						$12.02	$17.19	$18.84	$17.85	$20.38
Number of accumulation units outstanding at end of period						19	7	460	720	359

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$5.71	$5.74	$7.92	$8.29	$7.60	$9.41	$11.64	$11.39	$10.82
Value at end of period		$5.74	$7.92	$8.29	$7.60	$9.41	$11.64	$11.39	$10.82	$9.66
Number of accumulation units outstanding at end of period		470	285	4	3,035	1,018	1,254	5,489	3,387	2,348
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period					$12.48	$10.82	$12.45	$17.77	$19.27	$17.06
Value at end of period					$10.82	$12.45	$17.77	$19.27	$17.06	$20.92
Number of accumulation units outstanding at end of period					766	1,930	4,336	8,416	3,080	4,336
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during February 2016)										
Value at beginning of period										$8.61
Value at end of period										$10.41
Number of accumulation units outstanding at end of period										2,675
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.92	$10.06
Value at end of period									$10.06	$9.34
Number of accumulation units outstanding at end of period									1,395	523
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.91	$12.60	$15.65	$15.37	$17.19	$22.64	$23.80	$21.90
Value at end of period			$12.60	$15.65	$15.37	$17.19	$22.64	$23.80	$21.90	$26.46
Number of accumulation units outstanding at end of period			77	0	627	935	1,177	2,304	1,461	1,462
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.82	$18.09	$12.28	$15.20	$16.83	$17.39	$18.99	$22.14	$23.98	$23.17
Value at end of period	$18.09	$12.28	$15.20	$16.83	$17.39	$18.99	$22.14	$23.98	$23.17	$24.70
Number of accumulation units outstanding at end of period	5,606	6,665	5,411	6,421	7,707	9,475	5,301	5,362	5,484	4,569
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$9.27	$9.46	$10.82	$11.02	$14.17	$14.70
Value at end of period					$9.46	$10.82	$11.02	$14.17	$14.70	$15.34
Number of accumulation units outstanding at end of period					266	0	4	2,733	1,842	610
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$5.99	$7.77	$8.93	$8.37	$9.51	$12.29	$13.57	$13.11
Value at end of period			$7.77	$8.93	$8.37	$9.51	$12.29	$13.57	$13.11	$14.87
Number of accumulation units outstanding at end of period			43	3,065	1,830	2,169	3,252	5,988	4,774	5,458
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.07	$6.08	$7.95	$9.65	$9.13	$10.51	$14.03	$15.53	$14.55
Value at end of period		$6.08	$7.95	$9.65	$9.13	$10.51	$14.03	$15.53	$14.55	$16.38
Number of accumulation units outstanding at end of period		1,086	28	7,153	7,981	43	177	3,335	1,262	1,279
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$16.49	$19.37	$11.38	$15.64	$16.90	$14.43	$17.00	$20.18	$19.41	$19.02
Value at end of period	$19.37	$11.38	$15.64	$16.90	$14.43	$17.00	$20.18	$19.41	$19.02	$18.93
Number of accumulation units outstanding at end of period	12,276	9,980	23,499	28,714	23,078	30,154	18,334	23,380	17,222	13,064

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.74	$33.39	$18.96	$25.43	$29.45	$28.36	$32.63	$42.32	$46.81	$46.56
Value at end of period	$33.39	$18.96	$25.43	$29.45	$28.36	$32.63	$42.32	$46.81	$46.56	$49.69
Number of accumulation units outstanding at end of period	63,422	53,125	80,196	53,378	51,767	45,737	20,086	26,143	19,769	19,758
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.06	$23.13	$13.11	$16.86	$19.19	$19.14	$22.19	$28.09	$30.18	$28.63
Value at end of period	$23.13	$13.11	$16.86	$19.19	$19.14	$22.19	$28.09	$30.18	$28.63	$33.39
Number of accumulation units outstanding at end of period	56,507	42,895	49,321	34,666	24,054	16,005	12,836	8,769	10,376	13,534
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.28	$21.68	$11.31	$14.34	$17.60	$17.42	$19.74	$26.60	$29.25	$30.97
Value at end of period	$21.68	$11.31	$14.34	$17.60	$17.42	$19.74	$26.60	$29.25	$30.97	$30.85
Number of accumulation units outstanding at end of period	73,333	59,660	65,323	45,184	36,160	22,372	13,451	14,607	8,963	13,752
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.72	$22.86	$12.69	$15.87	$17.74	$14.52	$17.32	$22.32	$20.27	$20.76
Value at end of period	$22.86	$12.69	$15.87	$17.74	$14.52	$17.32	$22.32	$20.27	$20.76	$19.47
Number of accumulation units outstanding at end of period	10,930	9,198	12,748	11,970	10,645	4,810	3,602	3,550	3,214	3,646
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.30	$17.65	$11.68	$14.91	$18.89	$17.96	$21.01	$28.29	$28.11	$25.72
Value at end of period	$17.65	$11.68	$14.91	$18.89	$17.96	$21.01	$28.29	$28.11	$25.72	$33.09
Number of accumulation units outstanding at end of period	10,934	16,535	24,341	19,302	15,052	12,258	2,564	1,799	3,386	3,406
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.10	$6.10	$8.04	$9.05	$8.77	$10.15	$13.19	$14.19	$14.49
Value at end of period		$6.10	$8.04	$9.05	$8.77	$10.15	$13.19	$14.19	$14.49	$16.10
Number of accumulation units outstanding at end of period		256	10,182	10,876	213	1,918	2,518	12,391	14,173	16,921
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.17	$12.27	$13.64	$12.64	$13.78	$17.59	$18.16	$17.17
Value at end of period			$12.27	$13.64	$12.64	$13.78	$17.59	$18.16	$17.17	$19.00
Number of accumulation units outstanding at end of period			934	910	0	2	6	44	68	87
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.94	$49.76	$53.31	$55.32
Value at end of period						$35.94	$49.76	$53.31	$55.32	$55.90
Number of accumulation units outstanding at end of period						2,143	1,848	1,973	1,315	1,844
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.99	$10.68	$7.37	$9.34	$10.11	$9.98	$11.24	$14.35	$15.33	$14.27
Value at end of period	$10.68	$7.37	$9.34	$10.11	$9.98	$11.24	$14.35	$15.33	$14.27	$15.55
Number of accumulation units outstanding at end of period	54,313	44,764	33,443	31,273	26,534	6,178	5,952	6,333	5,044	5,587
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$29.11	$31.88	$32.02	$35.94	$42.67	$45.75	$45.49
Value at end of period				$31.88	$32.02	$35.94	$42.67	$45.75	$45.49	$47.01
Number of accumulation units outstanding at end of period				35	35	35	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$19.54	$11.92	$17.06	$21.21	$20.66	$23.95	$31.32	$34.82	$35.79
Value at end of period		$11.92	$17.06	$21.21	$20.66	$23.95	$31.32	$34.82	$35.79	$39.74
Number of accumulation units outstanding at end of period		504	574	629	677	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$18.22	$12.23	$16.64	$19.05	$16.24	$19.26	$24.45	$25.95	$25.06
Value at end of period		$12.23	$16.64	$19.05	$16.24	$19.26	$24.45	$25.95	$25.06	$25.27
Number of accumulation units outstanding at end of period		135	158	177	196	0	0	0	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$6.33	$9.08	$11.20	$10.86	$12.46	$16.69	$17.32	$16.51
Value at end of period			$9.08	$11.20	$10.86	$12.46	$16.69	$17.32	$16.51	$20.57
Number of accumulation units outstanding at end of period			5,930	5,006	42	99	28	42	156	882
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.92	$14.83	$8.88	$11.12	$13.78	$13.07	$14.79	$19.04	$20.98	$19.95
Value at end of period	$14.83	$8.88	$11.12	$13.78	$13.07	$14.79	$19.04	$20.98	$19.95	$22.94
Number of accumulation units outstanding at end of period	13,420	11,888	14,278	7,622	8,304	8,401	3,531	5,701	3,419	3,875
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2016)										
Value at beginning of period										$10.10
Value at end of period										$10.08
Number of accumulation units outstanding at end of period										52
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period								$10.00	$10.16	$10.03
Value at end of period								$10.16	$10.03	$10.14
Number of accumulation units outstanding at end of period								2,113	20,216	21,363
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.70	$11.34	$6.85	$8.82	$10.68	$10.23	$11.20	$15.26	$16.63	$16.34
Value at end of period	$11.34	$6.85	$8.82	$10.68	$10.23	$11.20	$15.26	$16.63	$16.34	$17.74
Number of accumulation units outstanding at end of period	913	319	1,891	3,469	4,825	6,966	5,658	6,221	1,600	2,433
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.74	$16.88	$10.37	$14.08	$15.68	$14.31	$17.08	$21.40	$21.81	$22.70
Value at end of period	$16.88	$10.37	$14.08	$15.68	$14.31	$17.08	$21.40	$21.81	$22.70	$22.84
Number of accumulation units outstanding at end of period	8,644	7,630	12,000	9,883	16,606	14,720	8,581	13,085	7,035	6,164
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.81	$65.88	$33.83	$60.74	$76.21	$61.68	$73.64	$78.85	$74.16	$62.97
Value at end of period	$65.88	$33.83	$60.74	$76.21	$61.68	$73.64	$78.85	$74.16	$62.97	$66.51
Number of accumulation units outstanding at end of period	4,284	2,890	4,866	5,672	8,668	9,208	3,113	4,508	3,031	2,638
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$19.80	$23.39	$21.20	$25.40	$31.95	$32.29	$33.17
Value at end of period				$23.39	$21.20	$25.40	$31.95	$32.29	$33.17	$32.80
Number of accumulation units outstanding at end of period				20	20	20	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.33	$13.01	$7.99	$10.83	$13.21	$12.76	$14.88	$20.73	$22.92	$21.32
Value at end of period	$13.01	$7.99	$10.83	$13.21	$12.76	$14.88	$20.73	$22.92	$21.32	$24.86
Number of accumulation units outstanding at end of period	1,223	1,089	2,156	2,931	2,454	2,422	1,430	1,945	1,380	915
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.06	$13.04	$8.93	$10.70	$11.83	$11.48	$12.62	$14.51	$15.48	$15.21
Value at end of period	$13.04	$8.93	$10.70	$11.83	$11.48	$12.62	$14.51	$15.48	$15.21	$15.91
Number of accumulation units outstanding at end of period	9,717	4,909	8,500	5,552	5,744	8,798	3,493	6,576	3,561	2,910

CFI 243

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$5.89
Value at end of period										$6.09
Number of accumulation units outstanding at end of period										75
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.84	$11.84	$10.87	$12.71	$13.58	$14.99	$16.10	$14.44	$14.71	$14.14
Value at end of period	$11.84	$10.87	$12.71	$13.58	$14.99	$16.10	$14.44	$14.71	$14.14	$14.70
Number of accumulation units outstanding at end of period	5,680	6,535	16,212	9,747	10,898	15,217	9,558	11,378	9,174	6,742
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.28	$12.73	$5.26	$9.07	$10.39	$7.86	$8.70	$8.43	$7.28	$6.09
Value at end of period	$12.73	$5.26	$9.07	$10.39	$7.86	$8.70	$8.43	$7.28	$6.09	$6.40
Number of accumulation units outstanding at end of period	4,467	2,065	2,721	5,400	6,268	6,319	3,333	4,045	4,500	4,859
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.50	$12.03	$7.67	$12.17	$14.19	$13.79	$15.81	$17.51	$17.31	$16.43
Value at end of period	$12.03	$7.67	$12.17	$14.19	$13.79	$15.81	$17.51	$17.31	$16.43	$18.55
Number of accumulation units outstanding at end of period	1,741	2,520	3,435	3,054	2,817	2,530	675	2,235	2,624	2,522
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$7.80	$8.27	$10.22	$8.65	$10.43	$13.33	$13.41	$13.60
Value at end of period			$8.27	$10.22	$8.65	$10.43	$13.33	$13.41	$13.60	$14.21
Number of accumulation units outstanding at end of period			38	660	1,858	531	0	662	1,327	1,645
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$10.00	$9.92
Value at end of period									$9.92	$9.92
Number of accumulation units outstanding at end of period									351	239
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.47	$13.65	$14.34	$16.84	$18.75	$18.09	$20.69	$20.90	$20.98	$19.85
Value at end of period	$13.65	$14.34	$16.84	$18.75	$18.09	$20.69	$20.90	$20.98	$19.85	$20.83
Number of accumulation units outstanding at end of period	5,820	4,362	15,901	23,231	17,776	16,571	11,670	14,893	13,120	12,790
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.69	$8.70	$9.87	$10.46	$11.01	$11.52	$11.16	$11.63	$11.52
Value at end of period		$8.70	$9.87	$10.46	$11.01	$11.52	$11.16	$11.63	$11.52	$11.70
Number of accumulation units outstanding at end of period		3,390	1,422	937	14,561	18,837	22,868	2,986	3,003	2,327
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.38	$14.66	$8.83	$11.73	$13.02	$12.24	$14.58	$19.27	$20.81	$21.65
Value at end of period	$14.66	$8.83	$11.73	$13.02	$12.24	$14.58	$19.27	$20.81	$21.65	$23.20
Number of accumulation units outstanding at end of period	18,292	17,588	33,967	31,818	28,207	30,223	20,739	32,217	22,312	23,404
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.89	$8.74	$7.59	$3.64	$3.30	$2.39
Value at end of period					$8.74	$7.59	$3.64	$3.30	$2.39	$3.45
Number of accumulation units outstanding at end of period					47	261	728	1,274	2,716	74
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$20.01	$20.87	$14.83	$17.47	$19.70	$19.21	$21.57	$24.87	$26.10	$25.31
Value at end of period	$20.87	$14.83	$17.47	$19.70	$19.21	$21.57	$24.87	$26.10	$25.31	$26.96
Number of accumulation units outstanding at end of period	25,177	15,527	28,081	13,315	13,186	7,544	4,208	4,596	2,868	2,477

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.91	$9.62
Value at end of period									$9.62	$10.62
Number of accumulation units outstanding at end of period									12	30
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.64	$9.71	$11.56	$13.36	$13.69	$14.60	$13.71	$13.74	$12.99
Value at end of period	$11.64	$9.71	$11.56	$13.36	$13.69	$14.60	$13.71	$13.74	$12.99	$13.64
Number of accumulation units outstanding at end of period	65,624	63,282	64,383	48,231	30,080	19,221	9,248	10,112	415	415
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.33
Value at end of period									$9.33	$9.78
Number of accumulation units outstanding at end of period									11,724	10,213
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.29	$9.69
Value at end of period									$9.69	$10.23
Number of accumulation units outstanding at end of period									19	44
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.17	$13.68	$13.88	$13.76	$13.62	$13.47	$13.31	$13.15	$13.00	$12.84
Value at end of period	$13.68	$13.88	$13.76	$13.62	$13.47	$13.31	$13.15	$13.00	$12.84	$12.71
Number of accumulation units outstanding at end of period	109,772	60,966	94,130	75,578	78,429	76,111	56,621	41,539	15,349	8,319
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.31	$17.31	$10.66	$13.72	$15.48	$15.25	$17.45	$22.52	$24.64	$24.00
Value at end of period	$17.31	$10.66	$13.72	$15.48	$15.25	$17.45	$22.52	$24.64	$24.00	$26.03
Number of accumulation units outstanding at end of period	49,369	40,050	47,768	42,547	35,570	35,212	23,419	38,486	33,220	37,437
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.29	$11.47	$8.78	$12.96	$14.63	$15.10	$17.01	$17.75	$17.74	$17.18
Value at end of period	$11.47	$8.78	$12.96	$14.63	$15.10	$17.01	$17.75	$17.74	$17.18	$19.45
Number of accumulation units outstanding at end of period	1,035	2,612	4,162	4,282	3,318	2,459	1,544	2,537	4,698	3,680
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.95	$22.78	$14.13	$17.20	$19.37	$19.12	$21.62	$28.40	$31.95	$31.84
Value at end of period	$22.78	$14.13	$17.20	$19.37	$19.12	$21.62	$28.40	$31.95	$31.84	$34.69
Number of accumulation units outstanding at end of period	61,315	36,043	40,419	29,870	22,163	17,221	6,699	8,647	6,904	9,427
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.39	$23.34	$14.40	$18.74	$22.57	$22.05	$25.64	$34.09	$36.90	$35.81
Value at end of period	$23.34	$14.40	$18.74	$22.57	$22.05	$25.64	$34.09	$36.90	$35.81	$41.81
Number of accumulation units outstanding at end of period	40,565	29,270	52,801	33,316	19,580	16,922	11,481	13,239	11,940	14,013
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.64	$16.34	$10.72	$13.23	$16.06	$15.75	$17.49	$24.66	$25.69	$24.57
Value at end of period	$16.34	$10.72	$13.23	$16.06	$15.75	$17.49	$24.66	$25.69	$24.57	$30.91
Number of accumulation units outstanding at end of period	20,960	13,078	29,637	18,243	18,575	20,625	17,161	15,797	10,284	13,711
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period							$15.80	$17.18	$17.94	$17.46
Value at end of period							$17.18	$17.94	$17.46	$18.43
Number of accumulation units outstanding at end of period							11,802	30,062	0	0

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period							$16.50	$18.46	$19.32	$18.78
Value at end of period							$18.46	$19.32	$18.78	$20.00
Number of accumulation units outstanding at end of period							9,374	24,273	0	0
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$16.83	$19.32	$20.24	$19.63
Value at end of period							$19.32	$20.24	$19.63	$20.96
Number of accumulation units outstanding at end of period							12,340	22,937	0	0
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$13.32	$15.28	$16.06	$15.56
Value at end of period							$15.28	$16.06	$15.56	$16.59
Number of accumulation units outstanding at end of period							2,272	5,473	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.71	$17.51	$15.83	$17.45	$18.94	$20.13	$21.75	$21.47	$22.63	$22.49
Value at end of period	$17.51	$15.83	$17.45	$18.94	$20.13	$21.75	$21.47	$22.63	$22.49	$23.19
Number of accumulation units outstanding at end of period	57,372	44,153	39,306	30,972	23,276	15,700	10,601	12,272	14,422	16,267
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$5.27	$7.48	$7.97	$6.92	$8.11	$9.73	$9.05	$8.86
Value at end of period			$7.48	$7.97	$6.92	$8.11	$9.73	$9.05	$8.86	$8.83
Number of accumulation units outstanding at end of period			8,312	7,906	7,185	5,472	2,891	5,231	3,218	6,316
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.30	$12.02	$15.55	$17.46	$18.35
Value at end of period					$10.30	$12.02	$15.55	$17.46	$18.35	$18.85
Number of accumulation units outstanding at end of period					13,040	9,715	10,415	20,826	28,043	25,127
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.35	$9.12	$6.30	$7.01	$8.27	$8.46	$9.58	$12.39	$13.48	$12.72
Value at end of period	$9.12	$6.30	$7.01	$8.27	$8.46	$9.58	$12.39	$13.48	$12.72	$14.32
Number of accumulation units outstanding at end of period	14,760	12,131	29,670	10,651	37,806	33,645	25,510	59,904	39,940	43,586
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.96	$14.86	$9.16	$12.80	$16.49	$16.21	$18.29	$23.84	$25.64	$25.47
Value at end of period	$14.86	$9.16	$12.80	$16.49	$16.21	$18.29	$23.84	$25.64	$25.47	$26.99
Number of accumulation units outstanding at end of period	1,960	2,662	4,821	1,552	3,291	5,221	4,633	3,967	4,047	7,224
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.80	$11.24	$7.27	$8.94	$10.26	$9.70	$10.59	$13.67	$15.58	$15.34
Value at end of period	$11.24	$7.27	$8.94	$10.26	$9.70	$10.59	$13.67	$15.58	$15.34	$16.49
Number of accumulation units outstanding at end of period	3,634	4,298	5,995	4,502	4,900	6,526	2,380	2,197	3,732	2,243
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.54	$13.98	$14.39	$16.28	$21.23	$23.73	$25.23
Value at end of period			$12.54	$13.98	$14.39	$16.28	$21.23	$23.73	$25.23	$26.56
Number of accumulation units outstanding at end of period			920	2,959	170	1,732	2,177	541	520	586
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.31	$6.63	$8.10	$8.98	$9.10	$10.39	$13.56	$15.13	$15.26
Value at end of period		$6.63	$8.10	$8.98	$9.10	$10.39	$13.56	$15.13	$15.26	$16.73
Number of accumulation units outstanding at end of period		23	5,126	4,944	4,542	1,166	1,061	7,406	3,283	3,452

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.83	$12.99	$12.91	$14.79	$19.21	$21.30	$20.25
Value at end of period			$11.83	$12.99	$12.91	$14.79	$19.21	$21.30	$20.25	$23.07
Number of accumulation units outstanding at end of period			258	160	243	1,261	1,255	959	213	240
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.40	$12.82	$15.94	$15.41	$17.58	$23.44	$25.73	$25.22
Value at end of period			$12.82	$15.94	$15.41	$17.58	$23.44	$25.73	$25.22	$26.62
Number of accumulation units outstanding at end of period			1,125	3,093	640	212	204	810	609	705
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$5.47	$8.19	$10.13	$9.83	$11.36	$15.07	$16.78	$16.11
Value at end of period			$8.19	$10.13	$9.83	$11.36	$15.07	$16.78	$16.11	$18.05
Number of accumulation units outstanding at end of period			1,053	1,224	579	1,953	1,589	3,451	877	3,810
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.69	$6.95	$8.69	$10.86	$10.31	$11.82	$16.21	$16.80	$15.85
Value at end of period		$6.95	$8.69	$10.86	$10.31	$11.82	$16.21	$16.80	$15.85	$18.96
Number of accumulation units outstanding at end of period		181	1,481	1,828	256	1,164	1,228	2,515	1,311	1,177
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.91	$9.69	$6.27	$8.12	$10.62	$10.59	$12.05	$16.55	$17.28	$16.92
Value at end of period	$9.69	$6.27	$8.12	$10.62	$10.59	$12.05	$16.55	$17.28	$16.92	$18.95
Number of accumulation units outstanding at end of period	2,802	3,260	4,543	1,054	1,155	3,787	165	1,205	734	1,754
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.99	$29.29	$19.95	$25.15	$30.90	$29.78	$33.69	$45.86	$48.28	$47.33
Value at end of period	$29.29	$19.95	$25.15	$30.90	$29.78	$33.69	$45.86	$48.28	$47.33	$58.21
Number of accumulation units outstanding at end of period	8,816	4,544	10,298	10,137	7,578	6,230	3,882	4,145	5,618	5,591
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.14	$12.55	$8.20	$10.19	$11.46	$10.97	$12.30	$14.13	$14.74	$14.56
Value at end of period	$12.55	$8.20	$10.19	$11.46	$10.97	$12.30	$14.13	$14.74	$14.56	$15.23
Number of accumulation units outstanding at end of period	9,322	22,182	40,897	66,135	60,115	39,040	27,845	35,745	32,123	26,491
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.48	$12.99	$8.08	$10.25	$11.60	$10.94	$12.44	$14.79	$15.44	$15.19
Value at end of period	$12.99	$8.08	$10.25	$11.60	$10.94	$12.44	$14.79	$15.44	$15.19	$15.94
Number of accumulation units outstanding at end of period	13,813	11,383	23,877	36,169	39,426	44,828	34,617	46,020	30,130	30,386
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.82	$13.40	$7.96	$10.22	$11.62	$10.89	$12.43	$15.16	$15.89	$15.55
Value at end of period	$13.40	$7.96	$10.22	$11.62	$10.89	$12.43	$15.16	$15.89	$15.55	$16.35
Number of accumulation units outstanding at end of period	15,054	13,003	35,894	37,286	45,185	26,985	22,901	29,688	30,948	33,930
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$10.84	$11.53	$10.80	$12.33	$15.05	$15.80	$15.48
Value at end of period				$11.53	$10.80	$12.33	$15.05	$15.80	$15.48	$16.28
Number of accumulation units outstanding at end of period				26	517	1,132	2,865	6,756	5,590	6,806
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$8.37	$9.46	$9.12	$10.25	$11.71	$12.30	$12.10
Value at end of period				$9.46	$9.12	$10.25	$11.71	$12.30	$12.10	$12.71
Number of accumulation units outstanding at end of period				265	677	43	127	312	728	890

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.93	$11.37	$9.36	$10.84	$11.74	$11.64	$12.62	$13.34	$13.94	$13.79
Value at end of period	$11.37	$9.36	$10.84	$11.74	$11.64	$12.62	$13.34	$13.94	$13.79	$14.24
Number of accumulation units outstanding at end of period	337	37	294	98	84	461	327	370	11,197	12,664
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.52	$9.08	$9.98	$9.79	$10.83	$11.72	$12.23	$12.04
Value at end of period			$9.08	$9.98	$9.79	$10.83	$11.72	$12.23	$12.04	$12.59
Number of accumulation units outstanding at end of period			8	249	0	24	578	739	1,856	7,172
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.12	$17.89	$13.51	$15.74	$17.27	$17.37	$19.28	$21.35	$22.49	$22.18
Value at end of period	$17.89	$13.51	$15.74	$17.27	$17.37	$19.28	$21.35	$22.49	$22.18	$23.16
Number of accumulation units outstanding at end of period	8,445	5,189	5,581	4,775	5,341	2,963	3,761	4,815	5,468	5,635
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.43	$19.13	$12.08	$14.95	$16.70	$16.02	$18.21	$22.02	$23.19	$22.64
Value at end of period	$19.13	$12.08	$14.95	$16.70	$16.02	$18.21	$22.02	$23.19	$22.64	$23.92
Number of accumulation units outstanding at end of period	16,470	9,594	10,599	9,427	8,352	7,519	4,571	6,877	12,180	10,923
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.54	$18.28	$12.56	$15.12	$16.74	$16.44	$18.45	$21.26	$22.41	$22.02
Value at end of period	$18.28	$12.56	$15.12	$16.74	$16.44	$18.45	$21.26	$22.41	$22.02	$23.20
Number of accumulation units outstanding at end of period	17,776	12,123	16,476	14,388	16,255	14,846	10,523	17,786	20,918	21,715
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.61	$10.19	$10.66	$11.18	$11.84	$12.15	$11.70	$12.22	$12.10
Value at end of period		$10.19	$10.66	$11.18	$11.84	$12.15	$11.70	$12.22	$12.10	$12.24
Number of accumulation units outstanding at end of period		17	940	896	2,209	1,555	1,857	2,487	734	951
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period						$12.41	$13.60	$17.74	$19.87	$19.86
Value at end of period						$13.60	$17.74	$19.87	$19.86	$21.91
Number of accumulation units outstanding at end of period						926	1,414	2,145	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.77	$15.13	$10.98	$14.72	$17.75	$16.98	$19.52	$25.34	$28.16	$27.34
Value at end of period	$15.13	$10.98	$14.72	$17.75	$16.98	$19.52	$25.34	$28.16	$27.34	$33.52
Number of accumulation units outstanding at end of period	3,625	853	4,756	2,836	2,347	4,070	1,620	1,866	787	962
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.50	$18.34	$10.65	$14.22	$17.78	$17.96	$21.23	$29.13	$30.03	$28.18
Value at end of period	$18.34	$10.65	$14.22	$17.78	$17.96	$21.23	$29.13	$30.03	$28.18	$29.33
Number of accumulation units outstanding at end of period	13,176	10,006	13,309	10,052	9,649	8,880	4,161	5,205	4,261	2,617
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.86	$10.18	$9.54	$11.88	$12.21	$13.76	$13.40
Value at end of period		$6.70	$8.86	$10.18	$9.54	$11.88	$12.21	$13.76	$13.40	$13.36
Number of accumulation units outstanding at end of period		5,878	9,242	3,358	3,427	5,252	4,637	3,481	1,983	1,710
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.30	$10.00	$6.07	$8.16	$10.31	$11.16	$12.74	$12.85	$16.48	$16.77
Value at end of period	$10.00	$6.07	$8.16	$10.31	$11.16	$12.74	$12.85	$16.48	$16.77	$17.27
Number of accumulation units outstanding at end of period	730	1,941	3,649	7,544	9,724	7,550	5,694	7,083	6,627	6,965
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.48	$21.07	$12.65	$16.46	$18.22	$17.16	$19.03	$25.34	$28.25	$28.74
Value at end of period	$21.07	$12.65	$16.46	$18.22	$17.16	$19.03	$25.34	$28.25	$28.74	$30.79
Number of accumulation units outstanding at end of period	730	1,442	3,390	3,366	2,662	3,291	2,883	2,961	1,179	834

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$10.19	$10.24	$6.67	$8.22	$10.18	$9.79	$11.04	$15.27	$15.74	$15.10
Value at end of period	$10.24	$6.67	$8.22	$10.18	$9.79	$11.04	$15.27	$15.74	$15.10	$18.45
Number of accumulation units outstanding at end of period	1,086	1,912	2,005	639	367	1,007	1,079	2,297	1,769	1,235
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.08	$14.79	$8.90	$12.23	$15.52	$13.65	$15.46	$20.78	$21.77	$21.16
Value at end of period	$14.79	$8.90	$12.23	$15.52	$13.65	$15.46	$20.78	$21.77	$21.16	$23.36
Number of accumulation units outstanding at end of period	955	2,845	3,644	4,847	2,975	1,581	1,423	1,300	434	458
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.88	$8.71	$11.06	$12.58	$12.17	$14.27	$19.04	$20.53	$19.07
Value at end of period	$13.88	$8.71	$11.06	$12.58	$12.17	$14.27	$19.04	$20.53	$19.07	$22.20
Number of accumulation units outstanding at end of period	5,370	4,314	13,994	5,892	2,702	4,622	3,082	3,124	3,875	2,820
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.90	$12.59	$9.22	$11.18	$12.82	$12.53	$13.51	$16.68	$18.57	$17.97
Value at end of period	$12.59	$9.22	$11.18	$12.82	$12.53	$13.51	$16.68	$18.57	$17.97	$20.47
Number of accumulation units outstanding at end of period	107,065	68,007	95,098	72,943	56,344	29,731	15,872	23,105	1,186	1,156
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.66	$12.83	$8.59	$10.52	$11.70	$11.31	$12.80	$16.93	$18.42	$17.67
Value at end of period	$12.83	$8.59	$10.52	$11.70	$11.31	$12.80	$16.93	$18.42	$17.67	$20.94
Number of accumulation units outstanding at end of period	1,550	2,463	4,621	3,491	4,180	5,007	1,503	3,043	2,968	2,341
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.99	$24.62	$11.85	$20.09	$23.88	$19.29	$22.70	$21.14	$21.08	$17.54
Value at end of period	$24.62	$11.85	$20.09	$23.88	$19.29	$22.70	$21.14	$21.08	$17.54	$19.57
Number of accumulation units outstanding at end of period	2,886	1,268	2,594	3,028	2,365	4,339	3,171	3,973	1,596	1,513
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.33	$17.52	$11.59	$14.39	$17.49	$17.59	$20.86	$27.12	$30.81	$29.52
Value at end of period	$17.52	$11.59	$14.39	$17.49	$17.59	$20.86	$27.12	$30.81	$29.52	$33.45
Number of accumulation units outstanding at end of period	3,518	3,517	6,926	4,291	5,321	5,689	931	1,821	2,835	2,560
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.02	$12.65	$8.75	$11.01	$13.79	$13.44	$15.77	$21.65	$23.17	$22.05
Value at end of period	$12.65	$8.75	$11.01	$13.79	$13.44	$15.77	$21.65	$23.17	$22.05	$26.50
Number of accumulation units outstanding at end of period	399	839	1,396	392	837	1,772	1,483	2,652	3,339	3,843
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.12	$14.31	$8.77	$12.09	$13.87	$12.59	$15.14	$18.30	$18.50	$19.78
Value at end of period	$14.31	$8.77	$12.09	$13.87	$12.59	$15.14	$18.30	$18.50	$19.78	$19.59
Number of accumulation units outstanding at end of period	163,057	124,953	140,810	96,938	66,084	42,582	18,555	20,392	380	380
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$11.09	$7.74	$12.78	$15.03	$14.74	$16.92	$18.78	$18.63	$17.55
Value at end of period	$11.09	$7.74	$12.78	$15.03	$14.74	$16.92	$18.78	$18.63	$17.55	$19.82
Number of accumulation units outstanding at end of period	338	333	3,515	7,316	5,384	8,120	8,975	7,227	2,461	1,412
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.39	$12.78	$9.15	$12.05	$13.58	$13.80	$15.61	$18.85	$20.89	$21.72
Value at end of period	$12.78	$9.15	$12.05	$13.58	$13.80	$15.61	$18.85	$20.89	$21.72	$23.19
Number of accumulation units outstanding at end of period	7,785	15,304	37,922	56,980	55,153	66,796	44,423	51,131	21,844	26,637
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.97	$13.41	$7.53	$11.22	$14.25	$13.56	$15.55	$20.77	$22.29	$23.14
Value at end of period	$13.41	$7.53	$11.22	$14.25	$13.56	$15.55	$20.77	$22.29	$23.14	$24.56
Number of accumulation units outstanding at end of period	108,033	60,842	63,514	52,364	44,212	32,531	15,802	19,410	3,701	3,701

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.07	$11.48	$14.18	$16.10	$15.77	$18.26	$23.41	$24.85	$22.86
Value at end of period	$18.07	$11.48	$14.18	$16.10	$15.77	$18.26	$23.41	$24.85	$22.86	$26.83
Number of accumulation units outstanding at end of period	14,080	12,811	17,771	17,655	14,537	12,624	8,012	9,650	9,270	7,234
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.19	$24.10	$13.76	$19.44	$22.44	$21.94	$25.77	$35.47	$38.09	$41.70
Value at end of period	$24.10	$13.76	$19.44	$22.44	$21.94	$25.77	$35.47	$38.09	$41.70	$41.83
Number of accumulation units outstanding at end of period	26,133	19,537	21,863	11,723	11,772	11,765	6,382	7,612	6,847	6,255
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.24	$18.15	$9.06	$12.31	$13.84	$11.99	$14.07	$15.89	$15.53	$15.20
Value at end of period	$18.15	$9.06	$12.31	$13.84	$11.99	$14.07	$15.89	$15.53	$15.20	$15.30
Number of accumulation units outstanding at end of period	5,316	6,403	2,150	992	462	602	177	1,400	1,870	1,679
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.29	$8.21	$8.83	$7.68	$9.02	$10.72	$9.89	$9.45
Value at end of period		$6.29	$8.21	$8.83	$7.68	$9.02	$10.72	$9.89	$9.45	$9.51
Number of accumulation units outstanding at end of period		6,568	9,054	4,985	5,262	10,369	8,227	8,860	6,438	6,195
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.06	$11.19	$6.67	$8.72	$9.28	$8.65	$10.41	$13.43	$12.90	$11.79
Value at end of period	$11.19	$6.67	$8.72	$9.28	$8.65	$10.41	$13.43	$12.90	$11.79	$12.91
Number of accumulation units outstanding at end of period	19	2,012	2,544	1,158	1,243	1,152	21	71	477	508
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.30	$10.48	$5.63	$8.34	$10.29	$8.68	$10.43	$12.61	$11.91	$11.78
Value at end of period	$10.48	$5.63	$8.34	$10.29	$8.68	$10.43	$12.61	$11.91	$11.78	$11.48
Number of accumulation units outstanding at end of period	24	2,123	3,515	3,200	3,172	4,309	823	1,120	5,640	6,684
WANGER SELECT										
Value at beginning of period	$14.74	$15.93	$8.02	$13.16	$16.46	$13.39	$15.67	$20.84	$21.23	$21.03
Value at end of period	$15.93	$8.02	$13.16	$16.46	$13.39	$15.67	$20.84	$21.23	$21.03	$23.56
Number of accumulation units outstanding at end of period	4,651	3,397	7,402	10,673	9,507	9,410	5,199	6,115	8,263	7,512
WANGER USA										
Value at beginning of period	$13.56	$14.12	$8.42	$11.83	$14.42	$13.75	$16.30	$21.55	$22.31	$21.91
Value at end of period	$14.12	$8.42	$11.83	$14.42	$13.75	$16.30	$21.55	$22.31	$21.91	$24.61
Number of accumulation units outstanding at end of period	4,015	1,032	4,803	3,275	2,713	2,094	2,066	3,513	1,505	1,398
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.89	$13.24	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35	$19.07
Value at end of period	$13.24	$8.74	$10.28	$11.51	$12.17	$13.52	$17.62	$19.35	$19.07	$21.36
Number of accumulation units outstanding at end of period	19,876	29,780	23,825	25,001	27,001	26,045	14,258	21,359	7,411	6,113
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.87	$21.67	$14.61	$18.75	$22.71	$21.96	$24.62	$33.58	$35.63	$33.60
Value at end of period	$21.67	$14.61	$18.75	$22.71	$21.96	$24.62	$33.58	$35.63	$33.60	$42.79
Number of accumulation units outstanding at end of period	7,023	5,470	5,705	4,530	4,279	4,794	1,856	2,202	1,089	1,825

Condensed Financial Information (continued)

TABLE 28

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.12	$12.96	$14.02	$13.12	$14.88	$19.81	$20.50	$20.74
Value at end of period			$12.96	$14.02	$13.12	$14.88	$19.81	$20.50	$20.74	$20.89
Number of accumulation units outstanding at end of period			550	1,497	3,363	3,906	5,851	6,247	7,414	7,521
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.17	$9.58	$10.97	$10.63	$11.67	$14.16	$15.95	$15.68
Value at end of period			$9.58	$10.97	$10.63	$11.67	$14.16	$15.95	$15.68	$16.67
Number of accumulation units outstanding at end of period			13,148	23,838	40,445	45,766	35,373	42,967	47,395	44,217
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.23	$9.87	$10.94	$11.01	$11.92	$15.27	$16.46	$15.79
Value at end of period			$9.87	$10.94	$11.01	$11.92	$15.27	$16.46	$15.79	$17.05
Number of accumulation units outstanding at end of period			12,586	32,395	46,766	58,610	60,910	69,265	68,641	71,120
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.08	$10.69	$11.14	$12.43	$13.10	$11.76	$11.92	$11.52
Value at end of period			$10.69	$11.14	$12.43	$13.10	$11.76	$11.92	$11.52	$11.91
Number of accumulation units outstanding at end of period			13,688	29,463	49,936	118,092	64,365	64,769	55,723	56,226
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during September 2015)										
Value at beginning of period									$9.09	$9.29
Value at end of period									$9.29	$9.81
Number of accumulation units outstanding at end of period									350	6,720
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$9.96	$11.54	$10.10	$12.01	$17.15	$18.80	$17.80
Value at end of period				$11.54	$10.10	$12.01	$17.15	$18.80	$17.80	$20.32
Number of accumulation units outstanding at end of period				828	2,015	2,789	8,230	14,554	17,341	17,513
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.46	$5.73	$7.91	$8.27	$7.58	$9.38	$11.60	$11.35	$10.77
Value at end of period		$5.73	$7.91	$8.27	$7.58	$9.38	$11.60	$11.35	$10.77	$9.61
Number of accumulation units outstanding at end of period		1,880	12,780	15,858	17,882	21,653	33,823	46,036	58,735	53,014
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.42	$11.71	$10.81	$12.43	$17.74	$19.22	$17.02
Value at end of period				$11.71	$10.81	$12.43	$17.74	$19.22	$17.02	$20.85
Number of accumulation units outstanding at end of period				3,905	10,039	12,041	29,849	45,691	44,427	49,300
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period									$9.52	$9.14
Value at end of period									$9.14	$10.41
Number of accumulation units outstanding at end of period									9	13,144

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.18	$10.06
Value at end of period									$10.06	$9.33
Number of accumulation units outstanding at end of period									26,906	29,572
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.51	$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82
Value at end of period			$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36
Number of accumulation units outstanding at end of period			57	7,661	15,179	17,703	20,616	18,684	16,567	15,947
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$17.99	$12.20	$15.09	$16.71	$17.26	$18.83	$21.95	$23.76	$22.95
Value at end of period	$17.99	$12.20	$15.09	$16.71	$17.26	$18.83	$21.95	$23.76	$22.95	$24.44
Number of accumulation units outstanding at end of period	32,304	35,566	32,907	32,468	32,943	31,472	33,388	35,593	32,677	34,166
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.64	$9.46	$10.81	$11.00	$14.14	$14.67
Value at end of period					$9.46	$10.81	$11.00	$14.14	$14.67	$15.30
Number of accumulation units outstanding at end of period					462	3,532	6,066	10,409	13,071	10,633
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.80	$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06
Value at end of period		$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06	$14.81
Number of accumulation units outstanding at end of period		460	10,471	14,608	13,463	15,324	23,045	19,986	19,859	17,948
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.94	$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49
Value at end of period		$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49	$16.31
Number of accumulation units outstanding at end of period		1,166	2,198	3,867	7,209	6,707	8,748	10,616	11,255	13,635
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period							$10.59	$12.03	$12.52	$11.57
Value at end of period							$12.03	$12.52	$11.57	$14.97
Number of accumulation units outstanding at end of period							768	1,944	2,587	8,256
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.47	$19.34	$11.35	$15.60	$16.85	$14.38	$16.92	$20.09	$19.31	$18.91
Value at end of period	$19.34	$11.35	$15.60	$16.85	$14.38	$16.92	$20.09	$19.31	$18.91	$18.81
Number of accumulation units outstanding at end of period	92,487	127,676	167,669	202,268	220,058	228,918	232,830	245,367	258,870	252,641
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.58	$33.19	$18.84	$25.25	$29.24	$28.14	$32.36	$41.95	$46.38	$46.11
Value at end of period	$33.19	$18.84	$25.25	$29.24	$28.14	$32.36	$41.95	$46.38	$46.11	$49.18
Number of accumulation units outstanding at end of period	304,741	332,769	318,093	316,690	318,801	321,489	314,615	312,747	296,071	270,049
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.94	$23.00	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90	$28.35
Value at end of period	$23.00	$13.02	$16.75	$19.05	$18.99	$22.00	$27.85	$29.90	$28.35	$33.05
Number of accumulation units outstanding at end of period	158,307	156,680	143,170	130,321	118,859	102,073	98,780	98,912	86,071	79,850
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.19	$21.55	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98	$30.67
Value at end of period	$21.55	$11.24	$14.24	$17.47	$17.29	$19.58	$26.36	$28.98	$30.67	$30.53
Number of accumulation units outstanding at end of period	126,275	134,845	119,463	122,306	109,897	112,941	106,438	108,188	103,481	96,490

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.55	$20.08	$22.12	$17.17	$14.40	$17.61	$15.76	$12.61	$22.73	$19.62
Value at end of period	$19.27	$20.55	$20.08	$22.12	$17.17	$14.40	$17.61	$15.76	$12.61	$22.73
Number of accumulation units outstanding at end of period	15,403	18,694	26,626	26,226	23,287	22,342	22,108	24,291	27,668	22,910
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25
Value at end of period	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60
Number of accumulation units outstanding at end of period	67,976	65,968	74,085	74,098	72,669	71,483	70,809	66,301	60,560	53,895
FUNDAMENTAL INVESTORS℠ (CLASS R-4) (Funds were first received in this option during June 2008)										
Value at beginning of period	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	$9.89	
Value at end of period	$16.04	$14.44	$14.14	$13.15	$10.13	$8.76	$9.04	$8.03	$6.10	
Number of accumulation units outstanding at end of period	139,316	120,580	100,230	79,078	68,969	62,132	61,947	38,454	4,596	
INVESCO MID CAP CORE EQUITY FUND (CLASS A) (Funds were first received in this option during June 2009)										
Value at beginning of period	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26	$10.47		
Value at end of period	$18.93	$17.11	$18.11	$17.55	$13.76	$12.62	$13.63	$12.26		
Number of accumulation units outstanding at end of period	3,722	3,149	3,204	2,612	2,139	2,543	2,442	2,001		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period	$55.21	$53.24	$49.71	$35.92	$37.16					
Value at end of period	$55.76	$55.21	$53.24	$49.71	$35.92					
Number of accumulation units outstanding at end of period	5,591	6,045	6,823	6,926	7,491					
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96
Value at end of period	$15.42	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63
Number of accumulation units outstanding at end of period	31,686	34,783	36,631	39,545	44,923	52,372	55,095	58,985	62,945	60,509
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y) (Funds were first received in this option during January 2015)										
Value at beginning of period	$10.36	$10.76								
Value at end of period	$10.41	$10.36								
Number of accumulation units outstanding at end of period	9,646	4,233								
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES) (Funds were first received in this option during November 2007)										
Value at beginning of period	$45.04	$45.33	$42.30	$35.65	$31.77	$31.65	$29.57	$23.78	$28.61	$28.86
Value at end of period	$46.53	$45.04	$45.33	$42.30	$35.65	$31.77	$31.65	$29.57	$23.78	$28.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	51	41	31
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS) (Funds were first received in this option during October 2008)										
Value at beginning of period	$16.44	$17.27	$16.64	$12.43	$10.84	$11.18	$9.08	$7.15	$7.30	
Value at end of period	$20.48	$16.44	$17.27	$16.64	$12.43	$10.84	$11.18	$9.08	$7.15	
Number of accumulation units outstanding at end of period	8,717	7,494	8,313	7,081	6,405	4,840	2,070	1,456	28	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88
Value at end of period	$22.76	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78
Number of accumulation units outstanding at end of period	59,540	61,852	69,794	73,436	80,326	82,998	89,709	102,003	107,585	108,442
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4) (Funds were first received in this option during August 2016)										
Value at beginning of period	$10.11									
Value at end of period	$10.08									
Number of accumulation units outstanding at end of period	3,404									

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$9.62	$9.71	$10.15	$10.02
Value at end of period							$9.71	$10.15	$10.02	$10.12
Number of accumulation units outstanding at end of period							1,855	15,991	22,804	31,871
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.69	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26
Value at end of period	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65
Number of accumulation units outstanding at end of period	3,751	3,662	6,537	8,515	18,964	10,909	11,664	13,702	16,871	13,708
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.72	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70	$22.57
Value at end of period	$16.85	$10.34	$14.04	$15.63	$14.26	$17.01	$21.29	$21.70	$22.57	$22.69
Number of accumulation units outstanding at end of period	40,786	52,270	59,944	56,332	61,586	67,940	72,964	76,776	79,650	88,523
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49
Value at end of period	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97
Number of accumulation units outstanding at end of period	38,360	44,277	47,303	52,253	54,437	55,514	55,761	57,990	54,737	49,592
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87
Value at end of period	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49
Number of accumulation units outstanding at end of period	123	136	152	87	87	87	87	1	1	1
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20
Value at end of period	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72
Number of accumulation units outstanding at end of period	6,616	9,411	15,116	18,528	18,228	18,943	22,590	29,925	26,720	23,038
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10
Value at end of period	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10	$15.78
Number of accumulation units outstanding at end of period	47,571	59,920	69,765	67,368	64,250	37,824	32,085	31,386	29,985	26,736
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.83	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06
Value at end of period	$11.82	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06	$14.61
Number of accumulation units outstanding at end of period	39,815	80,142	117,674	130,782	187,329	217,087	178,958	159,994	138,852	131,273
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.19	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06
Value at end of period	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06	$6.37
Number of accumulation units outstanding at end of period	12,549	29,802	45,739	41,439	48,365	49,862	42,720	39,661	29,656	30,509
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.48	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34
Value at end of period	$12.00	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34	$18.43
Number of accumulation units outstanding at end of period	23,291	26,322	36,257	37,919	47,463	35,756	35,351	34,279	33,641	19,554
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$5.90	$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54
Value at end of period		$5.45	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15
Number of accumulation units outstanding at end of period		2,489	7,244	16,089	26,222	29,719	35,153	43,580	45,828	43,226
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$9.98	$9.91
Value at end of period									$9.91	$9.91
Number of accumulation units outstanding at end of period									3,544	25,253

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.45	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87	$19.73
Value at end of period	$13.63	$14.31	$16.79	$18.69	$18.02	$20.61	$20.80	$20.87	$19.73	$20.70
Number of accumulation units outstanding at end of period	63,434	109,146	135,707	164,242	196,714	207,345	196,923	194,108	172,523	157,919
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.66	$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48
Value at end of period		$8.70	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65
Number of accumulation units outstanding at end of period		1,634	12,439	25,300	26,936	40,206	37,345	38,197	36,615	32,923
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.37	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53
Value at end of period	$14.63	$8.81	$11.70	$12.97	$12.19	$14.51	$19.18	$20.69	$21.53	$23.06
Number of accumulation units outstanding at end of period	223,431	260,809	314,662	356,032	358,043	385,599	390,080	407,359	419,110	419,622
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$10.29
Value at end of period										$10.35
Number of accumulation units outstanding at end of period										541
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$9.89	$8.73	$7.58	$3.64	$3.29	$2.38
Value at end of period					$8.73	$7.58	$3.64	$3.29	$2.38	$3.44
Number of accumulation units outstanding at end of period					10,509	21,368	29,566	57,194	71,727	77,429
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.91	$20.75	$14.74	$17.35	$19.56	$19.06	$21.39	$24.65	$25.86	$25.06
Value at end of period	$20.75	$14.74	$17.35	$19.56	$19.06	$21.39	$24.65	$25.86	$25.06	$26.69
Number of accumulation units outstanding at end of period	93,827	88,950	66,784	63,310	59,511	65,399	66,214	68,444	63,588	47,947
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$9.98	$9.61
Value at end of period									$9.61	$10.61
Number of accumulation units outstanding at end of period									2,452	4,379
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$11.62	$9.70	$11.64	$13.32	$13.64	$14.54	$13.78	$13.67	$12.92
Value at end of period	$11.62	$9.70	$11.64	$13.32	$13.64	$14.54	$13.78	$13.67	$12.92	$13.56
Number of accumulation units outstanding at end of period	151,703	168,466	166,621	167,785	154,365	147,611	119,317	108,714	90,369	81,797
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.33
Value at end of period									$9.33	$9.77
Number of accumulation units outstanding at end of period									149,969	131,909
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period								$10.35	$10.14	$9.68
Value at end of period								$10.14	$9.68	$10.21
Number of accumulation units outstanding at end of period								4,039	4,971	7,881
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$10.15	$10.22	$10.84	$11.01	$10.68	$11.06	$11.10
Value at end of period				$10.22	$10.84	$11.01	$10.68	$11.06	$11.01	$11.14
Number of accumulation units outstanding at end of period				346	519	692	1,266	3,400	1,911	3,066

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.10	$13.60	$13.79	$13.66	$13.53	$13.36	$13.20	$13.04	$12.88	$12.72
Value at end of period	$13.60	$13.79	$13.66	$13.53	$13.36	$13.20	$13.04	$12.88	$12.72	$12.58
Number of accumulation units outstanding at end of period	583,468	813,394	570,885	453,148	391,866	417,826	388,407	314,016	311,578	291,258
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.22	$17.20	$10.60	$13.63	$15.36	$15.13	$17.30	$22.33	$24.41	$23.76
Value at end of period	$17.20	$10.60	$13.63	$15.36	$15.13	$17.30	$22.33	$24.41	$23.76	$25.76
Number of accumulation units outstanding at end of period	107,258	95,114	67,546	113,419	105,339	92,943	107,086	100,439	92,536	81,713
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.28	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09
Value at end of period	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34
Number of accumulation units outstanding at end of period	10,676	11,336	18,088	27,142	31,249	45,148	48,581	50,734	43,580	48,943
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.84	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53
Value at end of period	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53	$34.34
Number of accumulation units outstanding at end of period	144,971	147,669	136,322	134,963	119,042	110,542	107,379	99,925	98,105	83,733
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.30	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50
Value at end of period	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50	$41.42
Number of accumulation units outstanding at end of period	149,600	151,967	147,186	139,393	131,858	122,639	115,752	110,420	107,087	103,122
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.56	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48	$24.35
Value at end of period	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48	$24.35	$30.62
Number of accumulation units outstanding at end of period	94,066	94,434	88,723	83,009	78,983	76,353	77,875	73,506	73,824	75,174
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$12.07	$10.87	$12.44	$15.25	$16.02	$15.52
Value at end of period					$10.87	$12.44	$15.25	$16.02	$15.52	$16.53
Number of accumulation units outstanding at end of period					723	829	2,169	4,924	4,389	5,509
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.62	$17.41	$15.73	$17.33	$18.80	$19.97	$21.57	$21.28	$22.42	$22.27
Value at end of period	$17.41	$15.73	$17.33	$18.80	$19.97	$21.57	$21.28	$22.42	$22.27	$22.95
Number of accumulation units outstanding at end of period	123,836	121,609	111,203	109,356	118,941	120,418	87,381	83,568	220,075	210,670
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.13	$5.92	$7.47	$7.96	$6.90	$8.09	$9.71	$9.02	$8.83
Value at end of period		$5.92	$7.47	$7.96	$6.90	$8.09	$9.71	$9.02	$8.83	$8.79
Number of accumulation units outstanding at end of period		180	26,079	31,798	35,819	41,769	45,257	50,307	61,322	58,032
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.30	$12.01	$15.53	$17.42	$18.30
Value at end of period					$10.30	$12.01	$15.53	$17.42	$18.30	$18.79
Number of accumulation units outstanding at end of period					36,334	45,185	59,457	180,267	166,858	151,103
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.34	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66
Value at end of period	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66	$14.24
Number of accumulation units outstanding at end of period	134,203	156,353	142,095	135,255	334,634	285,218	346,534	467,517	429,202	374,025
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.93	$14.81	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47	$25.28
Value at end of period	$14.81	$9.12	$12.75	$16.41	$16.12	$18.18	$23.70	$25.47	$25.28	$26.79
Number of accumulation units outstanding at end of period	7,627	9,681	10,461	16,151	29,237	39,304	66,637	61,703	65,922	68,389

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.79	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27
Value at end of period	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27	$16.41
Number of accumulation units outstanding at end of period	12,646	14,630	18,748	18,269	18,317	16,055	16,594	14,806	13,972	13,101
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.54	$13.96	$14.37	$16.25	$21.19	$23.66	$25.14
Value at end of period			$12.54	$13.96	$14.37	$16.25	$21.19	$23.66	$25.14	$26.46
Number of accumulation units outstanding at end of period			4,441	7,138	9,307	8,404	10,892	18,058	26,462	36,147
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.13	$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20
Value at end of period		$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20	$16.66
Number of accumulation units outstanding at end of period		34	15,941	23,176	37,559	47,549	47,465	59,801	64,454	60,327
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.83	$12.98	$12.89	$14.76	$19.17	$21.24	$20.19
Value at end of period			$11.83	$12.98	$12.89	$14.76	$19.17	$21.24	$20.19	$22.99
Number of accumulation units outstanding at end of period			1,766	3,886	4,603	3,668	8,839	17,201	25,012	27,354
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.40	$12.82	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14
Value at end of period			$12.82	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14	$26.52
Number of accumulation units outstanding at end of period			4,414	7,189	7,338	6,692	8,011	8,242	10,949	11,076
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.42	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05
Value at end of period		$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05	$17.98
Number of accumulation units outstanding at end of period		116	3,691	5,589	8,058	14,437	18,915	34,819	50,170	61,393
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.59	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79
Value at end of period		$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79	$18.88
Number of accumulation units outstanding at end of period		292	2,901	7,893	10,079	14,777	19,433	31,574	39,832	52,869
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.89	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79
Value at end of period	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81
Number of accumulation units outstanding at end of period	11,546	15,178	10,305	17,755	22,478	28,427	37,621	35,302	42,472	47,060
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.86	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88
Value at end of period	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64
Number of accumulation units outstanding at end of period	27,307	25,923	24,312	28,457	28,632	26,500	22,455	22,352	22,908	21,312
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.13	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48
Value at end of period	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Number of accumulation units outstanding at end of period	22,806	45,543	82,789	114,025	145,304	178,590	209,106	221,389	235,782	241,476
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.47	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10
Value at end of period	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85
Number of accumulation units outstanding at end of period	29,608	63,053	92,869	132,025	172,584	176,562	208,335	241,969	261,921	265,870

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.81	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47
Value at end of period	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26
Number of accumulation units outstanding at end of period	19,854	40,658	71,842	99,551	118,505	124,998	143,801	173,133	180,872	170,372
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.78	$11.52	$10.80	$12.32	$15.03	$15.77	$15.44
Value at end of period				$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23
Number of accumulation units outstanding at end of period				50	1,245	6,407	14,250	21,192	30,892	42,024
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.90	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05
Value at end of period		$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66
Number of accumulation units outstanding at end of period		178	3,939	9,901	19,241	29,428	43,355	51,491	81,818	69,648
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.92	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72
Value at end of period	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15
Number of accumulation units outstanding at end of period	3,712	5,442	10,308	13,258	14,661	19,183	18,648	35,949	167,541	147,851
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$7.44	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99
Value at end of period		$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54
Number of accumulation units outstanding at end of period		4,030	1,563	4,370	10,056	15,579	22,890	33,535	44,672	45,184
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.03	$17.79	$13.43	$15.63	$17.14	$17.23	$19.12	$21.16	$22.29	$21.96
Value at end of period	$17.79	$13.43	$15.63	$17.14	$17.23	$19.12	$21.16	$22.29	$21.96	$22.93
Number of accumulation units outstanding at end of period	14,427	22,604	34,080	36,531	42,429	47,738	40,820	42,343	42,151	39,321
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.33	$19.02	$12.01	$14.85	$16.58	$15.90	$18.06	$21.83	$22.97	$22.42
Value at end of period	$19.02	$12.01	$14.85	$16.58	$15.90	$18.06	$21.83	$22.97	$22.42	$23.67
Number of accumulation units outstanding at end of period	45,479	43,263	50,097	53,891	51,877	55,168	60,057	61,767	59,930	57,522
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.45	$18.18	$12.48	$15.02	$16.61	$16.31	$18.30	$21.07	$22.20	$21.80
Value at end of period	$18.18	$12.48	$15.02	$16.61	$16.31	$18.30	$21.07	$22.20	$21.80	$22.96
Number of accumulation units outstanding at end of period	40,202	47,688	71,490	83,734	86,534	91,668	100,466	113,567	116,830	117,826
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.86	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06
Value at end of period		$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Number of accumulation units outstanding at end of period		2,233	9,615	11,090	24,759	24,570	28,138	29,779	32,741	39,089
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2011)										
Value at beginning of period					$12.24	$11.84	$13.54	$17.66	$19.77	$19.74
Value at end of period					$11.84	$13.54	$17.66	$19.77	$19.74	$21.77
Number of accumulation units outstanding at end of period					85	85	142	1,633	43,588	61,385
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.74	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16
Value at end of period	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16	$33.27
Number of accumulation units outstanding at end of period	15,180	15,366	17,480	22,984	26,404	27,313	29,197	26,975	25,033	26,563

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.46	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99
Value at end of period	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12
Number of accumulation units outstanding at end of period	47,125	53,816	56,618	51,943	47,651	43,191	48,533	46,657	40,463	37,127
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35
Value at end of period		$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30
Number of accumulation units outstanding at end of period		41,246	46,291	42,679	42,045	54,697	59,591	55,869	52,614	49,935
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.30	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69
Value at end of period	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18
Number of accumulation units outstanding at end of period	26,249	36,902	48,613	60,270	70,155	82,370	88,707	93,414	90,509	87,112
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.42	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54
Value at end of period	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56
Number of accumulation units outstanding at end of period	10,444	15,210	16,216	18,506	18,604	18,854	21,196	19,284	15,447	14,483
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.06	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02
Value at end of period	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35
Number of accumulation units outstanding at end of period	983	3,523	6,389	9,512	15,019	10,981	12,428	9,125	12,932	9,999
VY® FMRˢᴹ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.07	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66	$21.04
Value at end of period	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66	$21.04	$23.23
Number of accumulation units outstanding at end of period	13,295	26,069	43,590	55,469	62,161	63,780	64,556	69,302	63,798	61,004
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.34	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94
Value at end of period	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04
Number of accumulation units outstanding at end of period	74,788	71,895	66,761	60,864	60,979	59,972	62,388	67,532	63,713	52,917
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.31	$12.58	$9.52	$11.54	$12.80	$12.50	$13.93	$17.19	$18.49	$17.89
Value at end of period	$12.58	$9.52	$11.54	$12.80	$12.50	$13.93	$17.19	$18.49	$17.89	$20.37
Number of accumulation units outstanding at end of period	306,176	298,358	290,160	277,623	261,317	239,207	230,776	295,606	272,299	261,409
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.65	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58
Value at end of period	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82
Number of accumulation units outstanding at end of period	20,052	22,145	28,169	36,634	34,068	34,875	40,188	41,599	42,957	42,014
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.98	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45
Value at end of period	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46
Number of accumulation units outstanding at end of period	27,218	32,316	27,745	35,795	34,444	40,964	41,276	38,129	34,873	37,340
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.29	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32
Value at end of period	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21
Number of accumulation units outstanding at end of period	20,009	20,976	19,312	22,079	22,150	27,054	36,442	33,885	39,227	36,529
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.01	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94
Value at end of period	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34
Number of accumulation units outstanding at end of period	4,267	5,553	6,436	8,684	11,506	14,581	34,145	34,663	37,925	35,304

CFI 259

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.12	$14.86	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15	$19.69
Value at end of period	$14.86	$8.76	$12.08	$13.84	$12.56	$15.09	$18.95	$19.15	$19.69	$19.49
Number of accumulation units outstanding at end of period	421,438	423,529	363,926	335,042	303,720	283,041	269,845	254,922	230,045	206,359
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47
Value at end of period	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Number of accumulation units outstanding at end of period	8,142	12,276	15,217	21,465	26,093	35,220	46,848	68,605	59,670	57,245
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60
Value at end of period	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Number of accumulation units outstanding at end of period	288,646	373,017	454,755	548,217	644,695	682,915	771,875	878,851	996,126	1,067,506
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.32	$13.80	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86	$23.03
Value at end of period	$13.80	$7.75	$11.20	$14.22	$13.52	$15.51	$20.70	$22.86	$23.03	$24.44
Number of accumulation units outstanding at end of period	154,634	167,991	151,794	130,542	120,706	118,545	118,242	115,452	98,672	78,953
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.71	$18.02	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71	$22.72
Value at end of period	$18.02	$11.45	$14.13	$16.04	$15.70	$18.17	$23.29	$24.71	$22.72	$26.65
Number of accumulation units outstanding at end of period	49,380	59,043	69,003	74,363	81,506	79,038	86,206	95,534	97,658	86,253
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$22.08	$23.96	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73	$41.29
Value at end of period	$23.96	$13.67	$19.31	$22.28	$21.77	$25.56	$35.15	$37.73	$41.29	$41.40
Number of accumulation units outstanding at end of period	87,681	85,842	80,998	82,769	71,920	71,056	74,112	77,965	79,813	74,340
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12
Value at end of period	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21
Number of accumulation units outstanding at end of period	9,110	9,615	8,557	9,137	10,501	10,365	11,831	11,852	13,274	13,096
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41
Value at end of period		$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47
Number of accumulation units outstanding at end of period		45,957	47,069	50,771	54,273	96,108	93,740	94,458	84,616	81,646
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.06	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73
Value at end of period	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73	$12.84
Number of accumulation units outstanding at end of period	6,749	7,233	11,210	12,694	13,647	15,790	18,538	20,164	17,757	18,255
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.07	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73
Value at end of period	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42
Number of accumulation units outstanding at end of period	1,545	8,775	20,191	37,897	44,886	50,629	57,475	67,269	66,157	66,938
WANGER SELECT										
Value at beginning of period	$14.72	$15.90	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12	$20.91
Value at end of period	$15.90	$8.00	$13.12	$16.40	$13.34	$15.60	$20.74	$21.12	$20.91	$23.41
Number of accumulation units outstanding at end of period	34,375	44,494	47,807	54,436	53,318	49,976	50,489	53,916	51,883	51,665
WANGER USA										
Value at beginning of period	$13.55	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78
Value at end of period	$14.10	$8.40	$11.80	$14.37	$13.70	$16.23	$21.44	$22.19	$21.78	$24.45
Number of accumulation units outstanding at end of period	24,212	32,657	36,277	40,101	42,097	40,477	40,756	38,955	38,102	34,506

Condensed Financial Information (continued)

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72	$13.21	$12.88
Value at end of period	$21.23	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72	$13.21
Number of accumulation units outstanding at end of period	188,942	183,123	189,929	187,494	199,762	188,333	197,118	187,503	169,986	160,198
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79
Value at end of period	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59
Number of accumulation units outstanding at end of period	18,381	20,923	23,874	25,299	29,085	31,687	35,529	35,143	38,157	32,742
WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.95									
Value at end of period	$11.55									
Number of accumulation units outstanding at end of period	5,800									

TABLE 29
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.67	$20.44	$19.76	$14.86	$13.10	$14.43				
Value at end of period	$20.81	$20.67	$20.44	$19.76	$14.86	$13.10				
Number of accumulation units outstanding at end of period	0	737	680	599	509	19				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.63	$15.90	$14.12	$11.65	$10.61	$9.71				
Value at end of period	$16.60	$15.63	$15.90	$14.12	$11.65	$10.61				
Number of accumulation units outstanding at end of period	0	163	1,979	1,673	1,177	680				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$15.73	$16.41	$15.23	$11.89	$11.43					
Value at end of period	$16.98	$15.73	$16.41	$15.23	$11.89					
Number of accumulation units outstanding at end of period	0	0	0	81	82					
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.48	$11.89	$11.73	$13.08	$12.42	$10.89				
Value at end of period	$11.87	$11.48	$11.89	$11.73	$13.08	$12.42				
Number of accumulation units outstanding at end of period	0	0	301	426	432	154				
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$17.75	$18.75	$17.12	$13.34						
Value at end of period	$20.25	$17.75	$18.75	$17.12						
Number of accumulation units outstanding at end of period	10	6	6	2						

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$16.51	$17.71	$19.18	$16.97
Value at end of period							$17.71	$19.18	$16.97	$20.78
Number of accumulation units outstanding at end of period							14	19	26	226
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$16.89	$15.33	$17.13	$22.54	$23.67	$21.75
Value at end of period					$15.33	$17.13	$22.54	$23.67	$21.75	$26.26
Number of accumulation units outstanding at end of period					55	93	120	149	0	0
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.63	$17.88	$12.12	$14.99	$16.59	$17.12	$18.68	$21.75	$23.54	$22.72
Value at end of period	$17.88	$12.12	$14.99	$16.59	$17.12	$18.68	$21.75	$23.54	$22.72	$24.19
Number of accumulation units outstanding at end of period	188	246	0	10	2,330	2,644	2,776	2,587	1,832	1,466
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$7.83	$7.75	$8.90	$8.34	$9.46	$12.22	$13.48	$13.01
Value at end of period			$7.75	$8.90	$8.34	$9.46	$12.22	$13.48	$13.01	$14.74
Number of accumulation units outstanding at end of period			7	200	370	467	513	548	547	547
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period							$13.58	$13.95	$15.42	$14.44
Value at end of period							$13.95	$15.42	$14.44	$16.24
Number of accumulation units outstanding at end of period							0	3	0	0
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$16.45	$19.30	$11.32	$15.55	$16.79	$14.32	$16.85	$19.99	$19.21	$18.80
Value at end of period	$19.30	$11.32	$15.55	$16.79	$14.32	$16.85	$19.99	$19.21	$18.80	$18.69
Number of accumulation units outstanding at end of period	1,333	560	189	553	1,528	2,385	3,368	2,694	1,870	1,297
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.43	$33.00	$18.72	$25.08	$29.02	$27.92	$32.09	$41.58	$45.95	$45.66
Value at end of period	$33.00	$18.72	$25.08	$29.02	$27.92	$32.09	$41.58	$45.95	$45.66	$48.68
Number of accumulation units outstanding at end of period	8,708	7,532	3,320	7,206	15,130	16,781	19,029	10,954	9,684	10,494
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.82	$22.86	$12.94	$16.63	$18.91	$18.84	$21.82	$27.60	$29.62	$28.08
Value at end of period	$22.86	$12.94	$16.63	$18.91	$18.84	$21.82	$27.60	$29.62	$28.08	$32.71
Number of accumulation units outstanding at end of period	9,591	9,766	8,916	14,649	15,243	16,786	15,361	4,592	246	75
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.10	$21.42	$11.17	$14.15	$17.34	$17.15	$19.42	$26.13	$28.71	$30.37
Value at end of period	$21.42	$11.17	$14.15	$17.34	$17.15	$19.42	$26.13	$28.71	$30.37	$30.22
Number of accumulation units outstanding at end of period	14,704	10,510	7,923	10,045	9,552	11,301	12,017	4,428	3,909	2,117
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.51	$22.60	$12.53	$15.65	$17.48	$14.29	$17.03	$21.93	$19.90	$20.35
Value at end of period	$22.60	$12.53	$15.65	$17.48	$14.29	$17.03	$21.93	$19.90	$20.35	$19.07
Number of accumulation units outstanding at end of period	6,676	2,713	1,735	2,321	2,034	914	1,514	1,051	219	219
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.20	$17.54	$11.60	$14.78	$18.71	$17.78	$20.77	$27.94	$27.73	$25.35
Value at end of period	$17.54	$11.60	$14.78	$18.71	$17.78	$20.77	$27.94	$27.73	$25.35	$32.58
Number of accumulation units outstanding at end of period	2,216	1,663	1,892	2,311	3,289	3,489	3,352	1,519	267	282

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
FUNDAMENTAL INVESTORS℠ (CLASS R-4) (Funds were first received in this option during January 2009)										
Value at beginning of period	$14.38	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02	$5.75		
Value at end of period	$15.97	$14.38	$14.10	$13.11	$10.11	$8.74	$9.03	$8.02		
Number of accumulation units outstanding at end of period	261	35	26	19	0	0	0	41		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period	$55.11	$53.17	$49.67	$35.91	$37.15					
Value at end of period	$55.63	$55.11	$53.17	$49.67	$35.91					
Number of accumulation units outstanding at end of period	715	708	744	1,176	1,074					
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$14.04	$15.09	$14.14	$11.08	$9.86	$9.99	$9.24	$7.30	$10.58	$9.92
Value at end of period	$15.28	$14.04	$15.09	$14.14	$11.08	$9.86	$9.99	$9.24	$7.30	$10.58
Number of accumulation units outstanding at end of period	0	1,845	2,066	2,286	3,160	1,597	3,478	2,650	3,168	3,309
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$19.66	$20.70	$18.81	$14.62	$12.93	$13.65	$11.02	$8.82	$14.73	$14.84
Value at end of period	$22.59	$19.66	$20.70	$18.81	$14.62	$12.93	$13.65	$11.02	$8.82	$14.73
Number of accumulation units outstanding at end of period	719	765	2,921	6,613	6,553	6,669	1,792	1,318	2,106	2,865
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS) (Funds were first received in this option during August 2007)										
Value at beginning of period	$16.19	$16.49	$15.15	$11.12	$10.17	$10.63	$8.79	$6.83	$11.32	$11.05
Value at end of period	$17.56	$16.19	$16.49	$15.15	$11.12	$10.17	$10.63	$8.79	$6.83	$11.32
Number of accumulation units outstanding at end of period	0	53	0	78	78	79	0	60	18	17
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.43	$21.58	$21.19	$16.93	$14.20	$15.58	$14.00	$10.32	$16.82	$14.70
Value at end of period	$22.55	$22.43	$21.58	$21.19	$16.93	$14.20	$15.58	$14.00	$10.32	$16.82
Number of accumulation units outstanding at end of period	1,235	1,834	1,293	2,070	2,366	1,762	1,180	872	309	310
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$62.01	$73.10	$77.80	$72.74	$60.98	$75.43	$60.17	$33.54	$65.39	$49.49
Value at end of period	$65.43	$62.01	$73.10	$77.80	$72.74	$60.98	$75.43	$60.17	$33.54	$65.39
Number of accumulation units outstanding at end of period	566	636	1,294	1,798	1,903	1,428	410	1,892	656	3,058
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES) (Funds were first received in this option during August 2007)										
Value at beginning of period	$21.09	$22.70	$20.55	$14.76	$12.68	$13.13	$10.78	$7.96	$12.97	$13.42
Value at end of period	$24.58	$21.09	$22.70	$20.55	$14.76	$12.68	$13.13	$10.78	$7.96	$12.97
Number of accumulation units outstanding at end of period	180	371	339	969	924	661	646	44	0	7
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$14.98	$15.26	$14.31	$12.46	$11.35	$11.71	$10.60	$8.85	$12.94	$11.98
Value at end of period	$15.65	$14.98	$15.26	$14.31	$12.46	$11.35	$11.71	$10.60	$8.85	$12.94
Number of accumulation units outstanding at end of period	3,202	2,947	3,713	4,704	3,895	3,223	991	3,008	944	2,657
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$13.98	$14.56	$14.31	$15.96	$14.87	$13.49	$12.64	$10.82	$11.80	$10.81
Value at end of period	$14.52	$13.98	$14.56	$14.31	$15.96	$14.87	$13.49	$12.64	$10.82	$11.80
Number of accumulation units outstanding at end of period	8,733	8,356	8,168	7,766	6,321	6,030	702	5,515	282	2,651
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during August 2007)										
Value at beginning of period	$6.04	$7.23	$8.37	$8.65	$7.83	$10.35	$9.05	$5.25	$12.73	$11.12
Value at end of period	$6.34	$6.04	$7.23	$8.37	$8.65	$7.83	$10.35	$9.05	$5.25	$12.73
Number of accumulation units outstanding at end of period	455	1,614	1,388	1,182	963	214	14	9	0	4

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.47	$11.98	$7.64	$12.10	$14.10	$13.68	$15.68	$17.34	$17.13	$16.24
Value at end of period	$11.98	$7.64	$12.10	$14.10	$13.68	$15.68	$17.34	$17.13	$16.24	$18.31
Number of accumulation units outstanding at end of period	66	0	0	517	877	983	1,063	628	711	818
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.43	$13.60	$14.27	$16.24	$18.62	$17.95	$20.52	$20.70	$20.76	$19.62
Value at end of period	$13.60	$14.27	$16.74	$18.62	$17.95	$20.52	$20.70	$20.76	$19.62	$20.57
Number of accumulation units outstanding at end of period	760	0	0	80	3,550	4,085	5,268	5,415	4,577	4,966
THE BOND FUND OF AMERICA^SM (CLASS R-4)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$11.32	$11.56	$11.43
Value at end of period								$11.56	$11.43	$11.60
Number of accumulation units outstanding at end of period								2	0	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.35	$14.61	$8.78	$11.67	$12.93	$12.14	$14.45	$19.09	$20.58	$21.40
Value at end of period	$14.61	$8.78	$11.67	$12.93	$12.14	$14.45	$19.09	$20.58	$21.40	$22.91
Number of accumulation units outstanding at end of period	9,502	3,386	7,274	1,380	6,331	9,296	10,200	6,982	5,689	2,948
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during December 2013)										
Value at beginning of period							$3.52	$3.63	$3.28	$2.38
Value at end of period							$3.63	$3.28	$2.38	$3.43
Number of accumulation units outstanding at end of period							1	7	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.80	$20.63	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62	$24.82
Value at end of period	$20.63	$14.64	$17.23	$19.41	$18.91	$21.21	$24.44	$25.62	$24.82	$26.41
Number of accumulation units outstanding at end of period	4,067	4,493	2,748	3,093	2,779	2,799	2,929	506	98	98
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$9.91
Value at end of period										$10.61
Number of accumulation units outstanding at end of period										27
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.81	$11.60	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60	$12.85
Value at end of period	$11.60	$9.68	$11.61	$13.28	$13.60	$14.48	$13.72	$13.60	$12.85	$13.48
Number of accumulation units outstanding at end of period	13,838	15,655	9,467	9,758	5,490	5,351	5,515	2,030	378	105
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.32
Value at end of period									$9.32	$9.76
Number of accumulation units outstanding at end of period									1,335	1,457
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.03	$13.52	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76	$12.59
Value at end of period	$13.52	$13.70	$13.57	$13.43	$13.26	$13.09	$12.92	$12.76	$12.59	$12.45
Number of accumulation units outstanding at end of period	12,666	8,506	10,290	12,030	9,835	9,869	9,989	4,303	1,612	1,383
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.14	$17.11	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18	$23.53
Value at end of period	$17.11	$10.53	$13.54	$15.25	$15.01	$17.16	$22.13	$24.18	$23.53	$25.50
Number of accumulation units outstanding at end of period	2,814	6,473	1,109	8,806	8,005	8,328	12,768	9,703	6,950	5,307
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.27	$11.44	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57	$17.00
Value at end of period	$11.44	$8.75	$12.90	$14.55	$15.00	$16.88	$17.60	$17.57	$17.00	$19.23
Number of accumulation units outstanding at end of period	38	49	49	0	528	527	412	1,168	52	0

CFI 264

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.23	$31.37	$27.91	$21.27	$18.83	$19.09	$16.97	$13.96	$22.52	$21.72
Value at end of period	$33.99	$31.23	$31.37	$27.91	$21.27	$18.83	$19.09	$16.97	$13.96	$22.52
Number of accumulation units outstanding at end of period	541	873	3,034	4,716	4,827	5,723	3,774	790	6,249	9,544
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.18	$36.29	$33.56	$25.27	$21.75	$22.29	$18.52	$14.25	$23.12	$22.20
Value at end of period	$41.03	$35.18	$36.29	$33.56	$25.27	$21.75	$22.29	$18.52	$14.25	$23.12
Number of accumulation units outstanding at end of period	526	1,460	2,584	5,006	5,005	3,876	2,978	1,043	2,639	2,388
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.14	$25.27	$24.28	$17.23	$15.54	$15.86	$13.08	$10.61	$16.18	$17.49
Value at end of period	$30.34	$24.14	$25.27	$24.28	$17.23	$15.54	$15.86	$13.08	$10.61	$16.18
Number of accumulation units outstanding at end of period	479	479	1,224	1,548	1,015	1,350	828	419	1,358	843
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.05	$22.21	$21.09	$21.39	$19.81	$18.67	$17.22	$15.63	$17.30	$16.54
Value at end of period	$22.71	$22.05	$22.21	$21.09	$21.39	$19.81	$18.67	$17.22	$15.63	$17.30
Number of accumulation units outstanding at end of period	3,199	4,348	5,423	11,616	12,202	11,806	8,493	5,386	5,294	9,582
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$8.79	$8.99	$9.68	$8.07	$6.89	$7.95	$7.47	$5.25		
Value at end of period	$8.75	$8.79	$8.99	$9.68	$8.07	$6.89	$7.95	$7.47		
Number of accumulation units outstanding at end of period	0	43	74	218	213	100	0	10		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.26	$17.39	$15.50	$11.99	$10.29	$10.31				
Value at end of period	$18.74	$18.26	$17.39	$15.50	$11.99	$10.29				
Number of accumulation units outstanding at end of period	2,212	3,788	8,573	3,137	1,848	2,911				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.60	$13.36	$12.30	$9.52	$8.41	$8.23	$6.98	$6.28	$9.11	$9.34
Value at end of period	$14.17	$12.60	$13.36	$12.30	$9.52	$8.41	$8.23	$6.98	$6.28	$9.11
Number of accumulation units outstanding at end of period	6,828	7,618	28,886	38,261	21,022	19,098	5,924	4,380	7,697	6,555
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.10	$25.30	$23.55	$18.08	$16.04	$16.33	$12.69	$9.09	$14.76	$11.90
Value at end of period	$26.58	$25.10	$25.30	$23.55	$18.08	$16.04	$16.33	$12.69	$9.09	$14.76
Number of accumulation units outstanding at end of period	300	607	1,007	1,344	316	419	479	106	2,003	2,033
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.19	$15.44	$13.57	$10.52	$9.65	$10.21	$8.91	$7.25	$11.22	$10.72
Value at end of period	$16.32	$15.19	$15.44	$13.57	$10.52	$9.65	$10.21	$8.91	$7.25	$11.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	14	57	23	1,020
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.06	$23.60	$21.14	$16.22	$14.35	$13.95	$12.53	$10.70		
Value at end of period	$26.36	$25.06	$23.60	$21.14	$16.22	$14.35	$13.95	$12.53		
Number of accumulation units outstanding at end of period	0	67	0	0	0	0	0	10		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.15	$15.03	$13.48	$10.35	$9.07	$8.96	$8.09	$6.88		
Value at end of period	$16.59	$15.15	$15.03	$13.48	$10.35	$9.07	$8.96	$8.09		
Number of accumulation units outstanding at end of period	101	8	77	3,396	1,138	1,054	1,025	191		

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.12	$21.18	$19.12	$14.74	$12.88	$12.97	$11.82	$10.05		
Value at end of period	$22.90	$20.12	$21.18	$19.12	$14.74	$12.88	$12.97	$11.82		
Number of accumulation units outstanding at end of period	0	0	36	127	123	42	6	25		
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$25.05	$25.58	$23.33	$17.52	$15.37	$15.92	$12.81	$11.40		
Value at end of period	$26.42	$25.05	$25.58	$23.33	$17.52	$15.37	$15.92	$12.81		
Number of accumulation units outstanding at end of period	0	0	57	107	96	85	60	60		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$15.99	$16.67	$14.98	$11.31	$10.73					
Value at end of period	$17.90	$15.99	$16.67	$14.98	$11.31					
Number of accumulation units outstanding at end of period	1,454	1,120	346	51	51					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$15.73	$16.69	$16.54							
Value at end of period	$18.80	$15.73	$16.69							
Number of accumulation units outstanding at end of period	1,108	1,018	289							
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.67	$17.05	$16.35	$11.91	$10.48	$10.52	$8.06	$6.23	$9.63	$9.64
Value at end of period	$18.66	$16.67	$17.05	$16.35	$11.91	$10.48	$10.52	$8.06	$6.23	$9.63
Number of accumulation units outstanding at end of period	998	824	0	1,530	1,744	1,503	1,277	148	149	151
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$46.45	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72	$28.97	$27.72
Value at end of period	$57.08	$46.45	$47.43	$45.10	$33.17	$29.34	$30.48	$24.83	$19.72	$28.97
Number of accumulation units outstanding at end of period	418	535	1,046	1,945	1,490	1,779	2,258	1,182	2,733	4,675
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$14.40	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17	$12.52	$12.12
Value at end of period	$15.05	$14.40	$14.60	$14.01	$12.20	$10.90	$11.39	$10.14	$8.17	$12.52
Number of accumulation units outstanding at end of period	2,006	8,686	10,047	11,335	14,452	8,429	2,810	959	2,997	4,652
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.02	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05	$12.95	$12.46
Value at end of period	$15.76	$15.02	$15.29	$14.66	$12.34	$10.86	$11.54	$10.20	$8.05	$12.95
Number of accumulation units outstanding at end of period	607	518	1,578	3,696	3,789	4,411	3,650	2,120	1,997	670
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93	$13.37	$12.80
Value at end of period	$16.16	$15.39	$15.74	$15.03	$12.33	$10.82	$11.56	$10.17	$7.93	$13.37
Number of accumulation units outstanding at end of period	0	150	2,181	2,278	1,734	2,131	155	0	1,916	167
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.39	$15.73	$15.00	$12.30	$10.79	$9.92				
Value at end of period	$16.17	$15.39	$15.73	$15.00	$12.30	$10.79				
Number of accumulation units outstanding at end of period	369	688	367	346	286	75				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$13.64	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33	$11.34	$11.08
Value at end of period	$14.07	$13.64	$13.81	$13.23	$12.53	$11.56	$11.67	$10.79	$9.33	$11.34
Number of accumulation units outstanding at end of period	2,161	2,166	0	57	58	59	0	5	0	3

CFI 266

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$11.95	$12.15	$11.66	$10.78	$10.32					
Value at end of period	$12.49	$11.95	$12.15	$11.66	$10.78					
Number of accumulation units outstanding at end of period	0	0	0	270	270					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.75	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34	$17.69	$16.94
Value at end of period	$22.69	$21.75	$22.08	$20.98	$18.96	$17.10	$17.02	$15.52	$13.34	$17.69
Number of accumulation units outstanding at end of period	1,396	1,326	1,216	1,575	1,373	1,299	522	485	2,937	4,688
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.20	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93	$18.91	$18.24
Value at end of period	$23.43	$22.20	$22.76	$21.63	$17.91	$15.78	$16.46	$14.75	$11.93	$18.91
Number of accumulation units outstanding at end of period	0	0	63	46	47	58	50	57	81	8,149
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.59	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40	$18.07	$17.36
Value at end of period	$22.73	$21.59	$22.00	$20.89	$18.15	$16.19	$16.49	$14.91	$12.40	$18.07
Number of accumulation units outstanding at end of period	366	366	366	480	114	120	368	0	4,119	10,833
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$12.01	$12.14	$11.63	$12.09	$12.01					
Value at end of period	$12.13	$12.01	$12.14	$11.63	$12.09					
Number of accumulation units outstanding at end of period	0	0	27	79	68					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.97	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91	$15.05	$15.70
Value at end of period	$33.03	$26.97	$27.81	$25.05	$19.32	$16.82	$17.60	$14.61	$10.91	$15.05
Number of accumulation units outstanding at end of period	0	0	0	0	34	28	0	0	180	219
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.80	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58	$18.24	$17.42
Value at end of period	$28.90	$27.80	$29.65	$28.79	$21.01	$17.78	$17.63	$14.12	$10.58	$18.24
Number of accumulation units outstanding at end of period	281	281	1,887	1,224	1,492	1,479	63	598	69	1,570
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.30	$13.67	$12.14	$11.83	$9.51	$10.15	$8.90			
Value at end of period	$13.25	$13.30	$13.67	$12.14	$11.83	$9.51	$10.15			
Number of accumulation units outstanding at end of period	80	669	1,564	916	544	110	1			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.61	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06	$9.98	$12.79
Value at end of period	$17.09	$16.61	$16.34	$12.75	$12.65	$11.09	$10.26	$8.13	$6.06	$9.98
Number of accumulation units outstanding at end of period	5	5	4	2,345	1,823	1,568	1,565	1,775	3,121	2,872
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.34	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56	$20.94	$20.37
Value at end of period	$30.32	$28.34	$27.88	$25.04	$18.82	$16.99	$18.05	$16.32	$12.56	$20.94
Number of accumulation units outstanding at end of period	68	1,396	1,275	1,472	1,322	396	286	286	289	289
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65	$10.23	$11.04
Value at end of period	$18.26	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$8.19	$6.65	$10.23
Number of accumulation units outstanding at end of period	0	0	0	118	118	0	0	31	1	7

CFI 267

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.06	$14.75	$8.86	$12.18	$15.43	$13.56	$15.34	$20.60	$21.56	$20.93
Value at end of period	$14.75	$8.86	$12.18	$15.43	$13.56	$15.34	$20.60	$21.56	$20.93	$23.09
Number of accumulation units outstanding at end of period	115	729	202	816	857	1,567	1,314	1,505	1,696	1,382
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.31	$13.80	$8.65	$10.98	$12.47	$12.06	$14.12	$18.82	$20.27	$18.81
Value at end of period	$13.80	$8.65	$10.98	$12.47	$12.06	$14.12	$18.82	$20.27	$18.81	$21.88
Number of accumulation units outstanding at end of period	2,440	369	166	166	2,831	3,255	3,461	107	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.29	$12.57	$9.50	$11.51	$12.76	$12.46	$13.87	$17.11	$18.40	$17.79
Value at end of period	$12.57	$9.50	$11.51	$12.76	$12.46	$13.87	$17.11	$18.40	$17.79	$20.24
Number of accumulation units outstanding at end of period	16,041	16,213	12,773	16,294	17,601	18,973	18,228	17,582	13,735	8,866
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.64	$12.80	$8.56	$10.47	$11.63	$11.23	$12.70	$16.79	$18.25	$17.48
Value at end of period	$12.80	$8.56	$10.47	$11.63	$11.23	$12.70	$16.79	$18.25	$17.48	$20.70
Number of accumulation units outstanding at end of period	413	156	1,319	154	154	154	154	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.96	$24.55	$11.81	$20.00	$23.75	$19.16	$22.52	$20.96	$20.88	$17.35
Value at end of period	$24.55	$11.81	$20.00	$23.75	$19.16	$22.52	$20.96	$20.88	$17.35	$19.35
Number of accumulation units outstanding at end of period	411	352	82	0	115	584	766	1,052	579	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$18.60	$17.42	$20.64	$26.80	$30.42	$29.12
Value at end of period					$17.42	$20.64	$26.80	$30.42	$29.12	$32.96
Number of accumulation units outstanding at end of period					158	577	788	1,259	528	76
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.60	$8.72	$10.96	$13.71	$13.35	$15.65	$21.46	$22.95	$21.82
Value at end of period		$8.72	$10.96	$13.71	$13.35	$15.65	$21.46	$22.95	$21.82	$26.19
Number of accumulation units outstanding at end of period		454	0	0	0	35	26	30	34	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$14.11	$14.84	$8.74	$12.04	$13.80	$12.51	$15.03	$18.86	$19.05	$19.58
Value at end of period	$14.84	$8.74	$12.04	$13.80	$12.51	$15.03	$18.86	$19.05	$19.58	$19.37
Number of accumulation units outstanding at end of period	17,167	22,730	10,091	21,636	23,373	23,061	24,797	10,686	6,611	4,944
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$10.85	$11.08	$7.72	$12.73	$14.96	$14.66	$16.81	$18.64	$18.47	$17.38
Value at end of period	$11.08	$7.72	$12.73	$14.96	$14.66	$16.81	$18.64	$18.47	$17.38	$19.61
Number of accumulation units outstanding at end of period	7	0	32	0	0	0	0	0	0	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.37	$12.74	$9.12	$11.99	$13.50	$13.71	$15.49	$18.69	$20.69	$21.49
Value at end of period	$12.74	$9.12	$11.99	$13.50	$13.71	$15.49	$18.69	$20.69	$21.49	$22.92
Number of accumulation units outstanding at end of period	7,333	2,670	452	870	10,890	12,827	13,496	9,696	11,833	14,059
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.31	$13.78	$7.73	$11.17	$14.18	$13.47	$15.44	$20.61	$22.75	$22.91
Value at end of period	$13.78	$7.73	$11.17	$14.18	$13.47	$15.44	$20.61	$22.75	$22.91	$24.29
Number of accumulation units outstanding at end of period	12,859	13,902	8,265	13,518	13,904	11,651	11,849	2,975	1,709	1,835
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.68	$17.98	$11.42	$14.08	$15.98	$15.63	$18.09	$23.16	$24.57	$22.58
Value at end of period	$17.98	$11.42	$14.08	$15.98	$15.63	$18.09	$23.16	$24.57	$22.58	$26.47
Number of accumulation units outstanding at end of period	205	41	361	339	369	465	458	84	64	47

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.96	$23.82	$13.59	$19.17	$22.12	$21.60	$25.35	$34.85	$37.38	$40.89
Value at end of period	$23.82	$13.59	$19.17	$22.12	$21.60	$25.35	$34.85	$37.38	$40.89	$40.97
Number of accumulation units outstanding at end of period	3,002	5,199	1,608	6,464	4,983	4,454	6,162	3,545	2,650	2,564
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.26	$18.10	$9.02	$12.25	$13.76	$11.91	$13.96	$15.75	$15.38	$15.04
Value at end of period	$18.10	$9.02	$12.25	$13.76	$11.91	$13.96	$15.75	$15.38	$15.04	$15.13
Number of accumulation units outstanding at end of period	8	0	21	13	13	0	0	0	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.19	$8.81	$7.65	$8.98	$10.66	$9.83	$9.38
Value at end of period		$6.28	$8.19	$8.81	$7.65	$8.98	$10.66	$9.83	$9.38	$9.43
Number of accumulation units outstanding at end of period		2,080	836	1,767	3,087	11,982	10,488	3,957	1,214	831
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.20	$11.17	$6.65	$8.69	$9.24	$8.60	$10.34	$13.33	$12.79	$11.67
Value at end of period	$11.17	$6.65	$8.69	$9.24	$8.60	$10.34	$13.33	$12.79	$11.67	$12.78
Number of accumulation units outstanding at end of period	400	0	5	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$5.62	$5.62	$8.32	$10.25	$8.64	$10.37	$12.53	$11.82	$11.68
Value at end of period		$5.62	$8.32	$10.25	$8.64	$10.37	$12.53	$11.82	$11.68	$11.36
Number of accumulation units outstanding at end of period		1	8	0	40	55	721	2,288	0	0
WANGER SELECT										
Value at beginning of period	$14.70	$15.87	$7.98	$13.09	$16.35	$13.29	$15.53	$20.64	$21.01	$20.79
Value at end of period	$15.87	$7.98	$13.09	$16.35	$13.29	$15.53	$20.64	$21.01	$20.79	$23.26
Number of accumulation units outstanding at end of period	595	603	301	622	694	1,105	1,892	2,058	2,138	1,599
WANGER USA										
Value at beginning of period	$13.53	$14.07	$8.38	$11.76	$14.32	$13.64	$16.16	$21.34	$22.07	$21.65
Value at end of period	$14.07	$8.38	$11.76	$14.32	$13.64	$16.16	$21.34	$22.07	$21.65	$24.30
Number of accumulation units outstanding at end of period	3,789	489	543	1,169	6,703	8,421	8,087	3,118	3,197	3,248
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.86	$13.19	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14	$18.85
Value at end of period	$13.19	$8.70	$10.22	$11.43	$12.08	$13.41	$17.45	$19.14	$18.85	$21.10
Number of accumulation units outstanding at end of period	54	0	5	123	1,015	1,245	1,251	687	498	326
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.72	$21.51	$14.49	$18.58	$22.48	$21.71	$24.31	$33.14	$35.12	$33.09
Value at end of period	$21.51	$14.49	$18.58	$22.48	$21.71	$24.31	$33.14	$35.12	$33.09	$42.09
Number of accumulation units outstanding at end of period	5,590	3,296	8,509	1,729	2,074	2,132	2,175	334	72	78

Condensed Financial Information (continued)

TABLE 30

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$12.03	$13.08	$14.83	$19.71	$20.38	$20.60
Value at end of period					$13.08	$14.83	$19.71	$20.38	$20.60	$20.73
Number of accumulation units outstanding at end of period					762	853	920	9	14	5
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$9.69	$10.59	$11.62	$14.09	$15.85	$15.57
Value at end of period					$10.59	$11.62	$14.09	$15.85	$15.57	$16.53
Number of accumulation units outstanding at end of period					495	73	256	13	0	32
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$8.61	$9.85	$10.91	$10.97	$11.87	$15.19	$16.35	$15.67
Value at end of period			$9.85	$10.91	$10.97	$11.87	$15.19	$16.35	$15.67	$16.91
Number of accumulation units outstanding at end of period			500	0	488	685	922	48	0	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.22	$10.69	$11.12	$12.40	$13.05	$11.70	$11.85	$11.44
Value at end of period			$10.69	$11.12	$12.40	$13.05	$11.70	$11.85	$11.44	$11.82
Number of accumulation units outstanding at end of period			598	0	0	0	734	293	82	105
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2013)										
Value at beginning of period							$14.54	$17.09	$18.71	$17.70
Value at end of period							$17.09	$18.71	$17.70	$20.18
Number of accumulation units outstanding at end of period							2	5	9	0
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$7.57	$7.89	$8.24	$7.54	$9.33	$11.52	$11.26	$10.68
Value at end of period			$7.89	$8.24	$7.54	$9.33	$11.52	$11.26	$10.68	$9.52
Number of accumulation units outstanding at end of period			1	0	0	140	452	231	32	35
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$11.70	$12.40	$17.67	$19.13	$16.92
Value at end of period						$12.40	$17.67	$19.13	$16.92	$20.71
Number of accumulation units outstanding at end of period						215	488	13	17	12
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$9.80
Value at end of period										$10.39
Number of accumulation units outstanding at end of period										322
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.54	$17.78	$12.05	$14.89	$16.47	$16.99	$18.52	$21.56	$23.32	$22.50
Value at end of period	$17.78	$12.05	$14.89	$16.47	$16.99	$18.52	$21.56	$23.32	$22.50	$23.94
Number of accumulation units outstanding at end of period	2,502	2,662	2,704	179	0	0	0	0	0	0

CFI 270

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$6.74	$6.17	$7.75	$8.89	$8.32	$9.44	$12.19	$13.44	$12.96
Value at end of period		$6.17	$7.75	$8.89	$8.32	$9.44	$12.19	$13.44	$12.96	$14.68
Number of accumulation units outstanding at end of period		186	2,525	0	1,254	1,360	1,461	10	0	0
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$10.36	$10.43	$13.91	$15.37	$14.38
Value at end of period						$10.43	$13.91	$15.37	$14.38	$16.17
Number of accumulation units outstanding at end of period						1,240	1,331	0	0	0
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.43	$19.26	$11.30	$15.51	$16.74	$14.27	$16.78	$19.89	$19.10	$18.69
Value at end of period	$19.26	$11.30	$15.51	$16.74	$14.27	$16.78	$19.89	$19.10	$18.69	$18.57
Number of accumulation units outstanding at end of period	2,773	4,956	9,436	236	0	0	2,865	3,109	1,937	2,410
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.28	$32.81	$18.61	$24.91	$28.81	$27.71	$31.82	$41.22	$45.52	$45.21
Value at end of period	$32.81	$18.61	$24.91	$28.81	$27.71	$31.82	$41.22	$45.52	$45.21	$48.18
Number of accumulation units outstanding at end of period	5,307	4,197	7,028	1,082	1,091	949	2,630	1,873	1,437	1,447
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.70	$22.73	$12.86	$16.52	$18.77	$18.70	$21.64	$27.36	$29.34	$27.80
Value at end of period	$22.73	$12.86	$16.52	$18.77	$18.70	$21.64	$27.36	$29.34	$27.80	$32.37
Number of accumulation units outstanding at end of period	3,128	2,621	2,975	80	31	30	24	32	1	1
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.01	$21.30	$11.10	$14.05	$17.21	$17.02	$19.26	$25.90	$28.44	$30.07
Value at end of period	$21.30	$11.10	$14.05	$17.21	$17.02	$19.26	$25.90	$28.44	$30.07	$29.91
Number of accumulation units outstanding at end of period	9,568	9,925	9,320	2,398	0	0	322	422	0	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.41	$22.46	$12.45	$15.55	$17.35	$14.18	$16.89	$21.74	$19.71	$20.15
Value at end of period	$22.46	$12.45	$15.55	$17.35	$14.18	$16.89	$21.74	$19.71	$20.15	$18.88
Number of accumulation units outstanding at end of period	754	646	664	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.15	$17.48	$11.55	$14.72	$18.62	$17.68	$20.65	$27.76	$27.55	$25.17
Value at end of period	$17.48	$11.55	$14.72	$18.62	$17.68	$20.65	$27.76	$27.55	$25.17	$32.33
Number of accumulation units outstanding at end of period	710	505	1,407	497	122	122	931	1,208	874	2,506
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$5.66	$6.09	$8.02	$9.02	$8.72	$10.08	$13.08	$14.05	$14.33
Value at end of period		$6.09	$8.02	$9.02	$8.72	$10.08	$13.08	$14.05	$14.33	$15.90
Number of accumulation units outstanding at end of period		1	9	0	461	1,031	5,779	4,805	2,266	2,360
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period							$16.05	$17.47	$18.01	$17.00
Value at end of period							$17.47	$18.01	$17.00	$18.78
Number of accumulation units outstanding at end of period							11	0	0	0
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.15	$35.89	$49.63	$53.09	$55.00
Value at end of period						$35.89	$49.63	$53.09	$55.00	$55.50
Number of accumulation units outstanding at end of period						0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.88	$10.54	$7.26	$9.19	$9.94	$9.80	$11.01	$14.04	$14.98	$13.92
Value at end of period	$10.54	$7.26	$9.19	$9.94	$9.80	$11.01	$14.04	$14.98	$13.92	$15.15
Number of accumulation units outstanding at end of period	9,584	10,490	9,942	4,182	0	0	0	0	0	0
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$9.99
Value at end of period										$10.38
Number of accumulation units outstanding at end of period										2,656
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$7.31	$9.06	$11.15	$10.80	$12.37	$16.55	$17.15	$16.32
Value at end of period			$9.06	$11.15	$10.80	$12.37	$16.55	$17.15	$16.32	$20.31
Number of accumulation units outstanding at end of period			13	0	0	0	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.80	$14.69	$8.79	$10.98	$13.58	$12.86	$14.54	$18.69	$20.56	$19.52
Value at end of period	$14.69	$8.79	$10.98	$13.58	$12.86	$14.54	$18.69	$20.56	$19.52	$22.42
Number of accumulation units outstanding at end of period	2,430	1,998	3,620	1,688	1,165	1,245	1,388	309	159	159
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$10.82	$11.31	$6.82	$8.77	$10.60	$10.14	$11.09	$15.09	$16.42	$16.11
Value at end of period	$11.31	$6.82	$8.77	$10.60	$10.14	$11.09	$15.09	$16.42	$16.11	$17.46
Number of accumulation units outstanding at end of period	86	115	1,252	0	0	0	167	241	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.68	$16.79	$10.30	$13.96	$15.53	$14.15	$16.86	$21.09	$21.47	$22.30
Value at end of period	$16.79	$10.30	$13.96	$15.53	$14.15	$16.86	$21.09	$21.47	$22.30	$22.41
Number of accumulation units outstanding at end of period	166	192	630	233	918	1,217	2,018	763	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.34	$65.15	$33.40	$59.89	$75.04	$60.63	$72.29	$77.28	$72.58	$61.53
Value at end of period	$65.15	$33.40	$59.89	$75.04	$60.63	$72.29	$77.28	$72.58	$61.53	$64.89
Number of accumulation units outstanding at end of period	332	237	613	377	196	404	629	307	23	23
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$10.79
Value at end of period										$10.90
Number of accumulation units outstanding at end of period										1,951
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.29	$12.96	$7.95	$10.76	$13.09	$12.63	$14.71	$20.46	$22.59	$20.98
Value at end of period	$12.96	$7.95	$10.76	$13.09	$12.63	$14.71	$20.46	$22.59	$20.98	$24.43
Number of accumulation units outstanding at end of period	2,476	1,644	1,915	135	0	0	0	0	27	525
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.94	$12.90	$8.81	$10.55	$11.65	$11.28	$12.39	$14.22	$15.15	$14.87
Value at end of period	$12.90	$8.81	$10.55	$11.65	$11.28	$12.39	$14.22	$15.15	$14.87	$15.52
Number of accumulation units outstanding at end of period	2,335	2,159	962	106	0	0	0	0	0	0
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.80	$11.77	$10.80	$12.61	$13.45	$14.81	$15.90	$14.24	$14.48	$13.90
Value at end of period	$11.77	$10.80	$12.61	$13.45	$14.81	$15.90	$14.24	$14.48	$13.90	$14.42
Number of accumulation units outstanding at end of period	82	1,577	429	0	761	1,622	1,966	300	0	0

CFI 272

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.02	$12.72	$5.25	$9.04	$10.33	$7.81	$8.63	$8.34	$7.20	$6.01
Value at end of period	$12.72	$5.25	$9.04	$10.33	$7.81	$8.63	$8.34	$7.20	$6.01	$6.31
Number of accumulation units outstanding at end of period	35	42	1,274	41	40	40	1,451	1,850	38	38
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.45	$11.96	$7.62	$12.06	$14.05	$13.63	$15.61	$17.25	$17.04	$16.15
Value at end of period	$11.96	$7.62	$12.06	$14.05	$13.63	$15.61	$17.25	$17.04	$16.15	$18.20
Number of accumulation units outstanding at end of period	252	345	440	440	0	0	0	0	0	0
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2011)										
Value at beginning of period					$8.15	$8.60	$10.35	$13.21	$13.27	$13.44
Value at end of period					$8.60	$10.35	$13.21	$13.27	$13.44	$14.03
Number of accumulation units outstanding at end of period					1,372	1,614	2,036	266	0	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.42	$13.58	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65	$19.50
Value at end of period	$13.58	$14.24	$16.70	$18.56	$17.88	$20.43	$20.60	$20.65	$19.50	$20.44
Number of accumulation units outstanding at end of period	38	1,086	6,163	1,210	599	660	2,164	1,279	1,422	1,504
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$8.36	$8.69	$9.85	$10.42	$10.95	$11.44	$11.06	$11.52	$11.39
Value at end of period		$8.69	$9.85	$10.42	$10.95	$11.44	$11.06	$11.52	$11.39	$11.55
Number of accumulation units outstanding at end of period		0	4	0	0	0	252	343	0	0
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.33	$14.58	$8.76	$11.63	$12.89	$12.10	$14.39	$18.99	$20.47	$21.28
Value at end of period	$14.58	$8.76	$11.63	$12.89	$12.10	$14.39	$18.99	$20.47	$21.28	$22.76
Number of accumulation units outstanding at end of period	958	1,029	7,690	781	292	542	5,135	5,612	10,714	11,667
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.70	$20.51	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38	$24.58
Value at end of period	$20.51	$14.55	$17.12	$19.27	$18.76	$21.03	$24.22	$25.38	$24.58	$26.14
Number of accumulation units outstanding at end of period	1,853	2,296	3,283	0	1,005	1,042	1,091	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.70	$11.63	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59	$12.66
Value at end of period	$11.63	$9.69	$11.63	$13.29	$13.60	$14.29	$13.53	$13.59	$12.66	$13.27
Number of accumulation units outstanding at end of period	3,251	2,223	1,432	658	116	116	713	668	114	113
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.32
Value at end of period									$9.32	$9.75
Number of accumulation units outstanding at end of period									95	94
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.96	$13.44	$13.62	$13.48	$13.33	$13.15	$12.98	$12.81	$12.64	$12.47
Value at end of period	$13.44	$13.62	$13.48	$13.33	$13.15	$12.98	$12.81	$12.64	$12.47	$12.33
Number of accumulation units outstanding at end of period	3,458	2,810	10,021	656	0	0	0	0	0	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.05	$17.01	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96	$23.30
Value at end of period	$17.01	$10.46	$13.45	$15.14	$14.90	$17.02	$21.94	$23.96	$23.30	$25.24
Number of accumulation units outstanding at end of period	15	15	213	377	7,343	8,164	8,886	60	297	541
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.26	$11.43	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49	$16.91
Value at end of period	$11.43	$8.73	$12.87	$14.51	$14.95	$16.82	$17.52	$17.49	$16.91	$19.12
Number of accumulation units outstanding at end of period	0	0	2	0	762	1,551	1,723	54	0	0

CFI 273

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.93	$31.09	$27.67	$21.10	$18.69	$18.96	$16.86	$13.87	$22.39	$21.61
Value at end of period	$33.65	$30.93	$31.09	$27.67	$21.10	$18.69	$18.96	$16.86	$13.87	$22.39
Number of accumulation units outstanding at end of period	1	1	1	410	410	410	1	1,244	1,573	1,785
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.87	$35.99	$33.30	$25.08	$21.60	$22.15	$18.41	$14.17	$23.00	$22.10
Value at end of period	$40.65	$34.87	$35.99	$33.30	$25.08	$21.60	$22.15	$18.41	$14.17	$23.00
Number of accumulation units outstanding at end of period	47	47	194	844	707	660	64	1,595	735	1,975
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$25.06	$24.09	$17.11	$15.43	$15.76	$13.00	$10.55	$16.11	$17.41
Value at end of period	$30.06	$23.93	$25.06	$24.09	$17.11	$15.43	$15.76	$13.00	$10.55	$16.11
Number of accumulation units outstanding at end of period	1	1	1	1	1	1	20	840	63	278
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.84	$22.00	$20.91	$21.22	$19.66	$18.53	$17.10	$15.53	$17.20	$16.45
Value at end of period	$22.48	$21.84	$22.00	$20.91	$21.22	$19.66	$18.53	$17.10	$15.53	$17.20
Number of accumulation units outstanding at end of period	1,632	1,747	156	901	688	524	193	3,587	3,014	3,959
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.76	$8.96	$9.65	$8.05	$6.88	$7.94	$7.46	$6.87		
Value at end of period	$8.71	$8.76	$8.96	$9.65	$8.05	$6.88	$7.94	$7.46		
Number of accumulation units outstanding at end of period	45	46	46	46	47	47	48	102		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.21	$17.35	$16.34							
Value at end of period	$18.68	$18.21	$17.35							
Number of accumulation units outstanding at end of period	2	2	489							
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.54	$13.30	$12.25	$9.49	$8.38	$8.21	$6.97	$6.27	$9.10	$9.33
Value at end of period	$14.09	$12.54	$13.30	$12.25	$9.49	$8.38	$8.21	$6.97	$6.27	$9.10
Number of accumulation units outstanding at end of period	209	210	417	15,661	14,505	13,278	34	197	312	939
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$11.62									
Value at end of period	$12.79									
Number of accumulation units outstanding at end of period	543									
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$24.92	$25.13	$23.40	$17.97	$15.95	$16.25	$12.64	$9.06	$14.72	$11.86
Value at end of period	$26.38	$24.92	$25.13	$23.40	$17.97	$15.95	$16.25	$12.64	$9.06	$14.72
Number of accumulation units outstanding at end of period	1,324	1,266	2,570	2,484	13	13	13	175	35	14
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.12	$15.38	$13.52	$10.49	$9.62	$10.19	$8.89	$7.24	$11.21	$11.78
Value at end of period	$16.23	$15.12	$15.38	$13.52	$10.49	$9.62	$10.19	$8.89	$7.24	$11.21
Number of accumulation units outstanding at end of period	0	0	702	537	0	0	0	0	114	86
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.98	$23.53	$21.09	$16.19	$14.33	$13.94	$12.53	$10.70		
Value at end of period	$26.26	$24.98	$23.53	$21.09	$16.19	$14.33	$13.94	$12.53		
Number of accumulation units outstanding at end of period	0	0	28	12	0	0	32	30		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.88	$8.08	$8.95	$9.05	$10.32	$13.45	$14.98	$15.09
Value at end of period			$8.08	$8.95	$9.05	$10.32	$13.45	$14.98	$15.09	$16.52
Number of accumulation units outstanding at end of period			47	49	0	0	681	981	0	0
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.82	$12.96	$12.86	$14.71	$19.08	$21.12	$20.05
Value at end of period			$11.82	$12.96	$12.86	$14.71	$19.08	$21.12	$20.05	$22.81
Number of accumulation units outstanding at end of period			32	34	0	0	0	0	0	0
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2016)										
Value at beginning of period										$15.50
Value at end of period										$17.82
Number of accumulation units outstanding at end of period										1,348
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$13.60	$16.07	$16.64	$15.67
Value at end of period							$16.07	$16.64	$15.67	$18.72
Number of accumulation units outstanding at end of period							65	99	134	13
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.84	$9.60	$6.20	$8.02	$10.47	$10.42	$11.84	$16.25	$16.93	$16.55
Value at end of period	$9.60	$6.20	$8.02	$10.47	$10.42	$11.84	$16.25	$16.93	$16.55	$18.52
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,410	1,620	1,519	1,589
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.59	$28.82	$19.60	$24.67	$30.27	$29.13	$32.91	$44.72	$47.01	$46.01
Value at end of period	$28.82	$19.60	$24.67	$30.27	$29.13	$32.91	$44.72	$47.01	$46.01	$56.52
Number of accumulation units outstanding at end of period	2,062	894	2,138	0	0	0	23	29	0	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.11	$12.50	$8.15	$10.12	$11.36	$10.86	$12.16	$13.95	$14.53	$14.32
Value at end of period	$12.50	$8.15	$10.12	$11.36	$10.86	$12.16	$13.95	$14.53	$14.32	$14.96
Number of accumulation units outstanding at end of period	129	73	22,876	0	0	0	2,380	3,165	0	0
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2008)										
Value at beginning of period		$11.97	$8.04	$10.18	$11.51	$10.83	$12.29	$14.60	$15.22	$14.94
Value at end of period		$8.04	$10.18	$11.51	$10.83	$12.29	$14.60	$15.22	$14.94	$15.66
Number of accumulation units outstanding at end of period		17	7,736	14	13	12	11	10	10	9
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.79	$13.35	$7.92	$10.15	$11.52	$10.79	$12.29	$14.96	$15.66	$15.31
Value at end of period	$13.35	$7.92	$10.15	$11.52	$10.79	$12.29	$14.96	$15.66	$15.31	$16.07
Number of accumulation units outstanding at end of period	16	13	7,127	67	0	0	3,156	4,234	0	0
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$15.12	$15.69	$15.35
Value at end of period								$15.69	$15.35	$16.12
Number of accumulation units outstanding at end of period								82	44	147
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.85	$17.58	$13.26	$15.42	$16.89	$16.97	$18.80	$20.79	$21.87	$21.54
Value at end of period	$17.58	$13.26	$15.42	$16.89	$16.97	$18.80	$20.79	$21.87	$21.54	$22.46
Number of accumulation units outstanding at end of period	20	16	24	0	0	0	0	0	0	0

Condensed Financial Information (continued)

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$18.14	$18.80	$11.86	$14.65	$16.34	$15.65	$17.76	$21.44	$22.55	$21.98
Value at end of period	$18.80	$11.86	$14.65	$16.34	$15.65	$17.76	$21.44	$22.55	$21.98	$23.19
Number of accumulation units outstanding at end of period	44	0	400	0	0	0	0	0	0	0

VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$17.27	$17.97	$12.32	$14.81	$16.37	$16.06	$18.00	$20.70	$21.79	$21.38
Value at end of period	$17.97	$12.32	$14.81	$16.37	$16.06	$18.00	$20.70	$21.79	$21.38	$22.49
Number of accumulation units outstanding at end of period	111	16	25	0	0	0	0	0	0	0

VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during May 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$10.27	$10.63	$11.13	$11.78	$12.07	$11.60	$12.10	$11.97
Value at end of period	$10.63	$11.13	$11.78	$12.07	$11.60	$12.10	$11.97	$12.08
Number of accumulation units outstanding at end of period	585	0	0	0	167	222	0	0

VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$15.66	$15.00	$10.87	$14.55	$17.52	$16.74	$19.21	$24.90	$27.63	$26.79
Value at end of period	$15.00	$10.87	$14.55	$17.52	$16.74	$19.21	$24.90	$27.63	$26.79	$32.79
Number of accumulation units outstanding at end of period	195	134	147	0	0	0	449	545	0	0

VY® BARON GROWTH PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$17.38	$18.19	$10.54	$14.06	$17.55	$17.70	$20.90	$28.62	$29.47	$27.61
Value at end of period	$18.19	$10.54	$14.06	$17.55	$17.70	$20.90	$28.62	$29.47	$27.61	$28.69
Number of accumulation units outstanding at end of period	1,389	916	1,595	377	84	84	765	987	28	27

VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.74	$6.70	$8.84	$10.14	$9.49	$11.81	$12.11	$13.63	$13.25
Value at end of period	$6.70	$8.84	$10.14	$9.49	$11.81	$12.11	$13.63	$13.25	$13.19
Number of accumulation units outstanding at end of period	169	267	0	0	0	52	89	0	0

VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.29	$9.97	$6.05	$8.11	$10.24	$11.06	$12.61	$12.70	$16.27	$16.52
Value at end of period	$9.97	$6.05	$8.11	$10.24	$11.06	$12.61	$12.70	$16.27	$16.52	$17.00
Number of accumulation units outstanding at end of period	0	0	2,022	0	0	0	1,619	1,891	1,551	1,919

VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$20.32	$20.88	$12.52	$16.26	$17.97	$16.90	$18.72	$24.88	$27.70	$28.14
Value at end of period	$20.88	$12.52	$16.26	$17.97	$16.90	$18.72	$24.88	$27.70	$28.14	$30.10
Number of accumulation units outstanding at end of period	109	1	206	0	0	0	0	0	0	0

VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$6.55	$8.18	$10.11	$9.70	$10.93	$15.10	$15.54	$14.88
Value at end of period	$8.18	$10.11	$9.70	$10.93	$15.10	$15.54	$14.88	$18.16
Number of accumulation units outstanding at end of period	209	0	0	0	0	0	0	0

VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.05	$14.73	$8.85	$12.15	$15.38	$13.52	$15.28	$20.51	$21.46	$20.82
Value at end of period	$14.73	$8.85	$12.15	$15.38	$13.52	$15.28	$20.51	$21.46	$20.82	$22.96
Number of accumulation units outstanding at end of period	28	1,097	1,932	0	0	0	1	4	0	0

VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$14.27	$13.76	$8.62	$10.93	$12.42	$12.00	$14.05	$18.71	$20.14	$18.69
Value at end of period	$13.76	$8.62	$10.93	$12.42	$12.00	$14.05	$18.71	$20.14	$18.69	$21.72
Number of accumulation units outstanding at end of period	624	354	715	484	1	1	1,778	2,321	1	1

VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$11.87	$12.13	$9.17	$11.10	$12.30	$12.00	$13.35	$16.46	$17.70	$17.10
Value at end of period	$12.13	$9.17	$11.10	$12.30	$12.00	$13.35	$16.46	$17.70	$17.10	$19.45
Number of accumulation units outstanding at end of period	2,989	3,354	4,654	2,066	0	0	361	371	103	122

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.63	$12.78	$8.55	$10.45	$11.60	$11.20	$12.65	$16.71	$18.16	$17.39
Value at end of period	$12.78	$8.55	$10.45	$11.60	$11.20	$12.65	$16.71	$18.16	$17.39	$20.57
Number of accumulation units outstanding at end of period	157	219	268	305	52	52	208	270	9	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.95	$24.52	$11.79	$19.95	$23.68	$19.09	$22.44	$20.87	$20.77	$17.26
Value at end of period	$24.52	$11.79	$19.95	$23.68	$19.09	$22.44	$20.87	$20.77	$17.26	$19.23
Number of accumulation units outstanding at end of period	0	0	6	0	497	0	335	492	0	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.21	$17.38	$11.48	$14.23	$17.26	$17.34	$20.53	$26.65	$30.23	$28.92
Value at end of period	$17.38	$11.48	$14.23	$17.26	$17.34	$20.53	$26.65	$30.23	$28.92	$32.72
Number of accumulation units outstanding at end of period	240	198	132	132	0	0	971	1,201	0	0
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.99	$12.60	$8.71	$10.94	$13.67	$13.31	$15.59	$21.37	$22.84	$21.70
Value at end of period	$12.60	$8.71	$10.94	$13.67	$13.31	$15.59	$21.37	$22.84	$21.70	$26.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	309	349	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.55	$14.24	$8.39	$11.55	$13.23	$11.99	$14.39	$18.05	$18.22	$18.72
Value at end of period	$14.24	$8.39	$11.55	$13.23	$11.99	$14.39	$18.05	$18.22	$18.72	$18.51
Number of accumulation units outstanding at end of period	15,972	11,716	12,915	3,926	1,186	1,275	1,725	849	305	292
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.57	$11.07	$7.71	$12.71	$14.92	$14.61	$16.76	$18.57	$18.39	$17.30
Value at end of period	$11.07	$7.71	$12.71	$14.92	$14.61	$16.76	$18.57	$18.39	$17.30	$19.51
Number of accumulation units outstanding at end of period	86	113	536	0	0	0	1,773	1,563	1,754	1,618
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.36	$12.73	$9.10	$11.96	$13.46	$13.66	$15.43	$18.61	$20.59	$21.37
Value at end of period	$12.73	$9.10	$11.96	$13.46	$13.66	$15.43	$18.61	$20.59	$21.37	$22.78
Number of accumulation units outstanding at end of period	3,617	335	20,075	412	0	0	8,269	9,699	411	392
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.93	$13.35	$7.49	$10.81	$13.71	$13.03	$14.92	$19.90	$21.96	$22.10
Value at end of period	$13.35	$7.49	$10.81	$13.71	$13.03	$14.92	$19.90	$21.96	$22.10	$23.42
Number of accumulation units outstanding at end of period	11,270	11,994	12,833	4,519	22	22	68	67	21	20
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.65	$17.94	$11.38	$14.04	$15.92	$15.57	$18.00	$23.04	$24.43	$22.44
Value at end of period	$17.94	$11.38	$14.04	$15.92	$15.57	$18.00	$23.04	$24.43	$22.44	$26.29
Number of accumulation units outstanding at end of period	490	425	3,596	380	527	527	1,079	647	85	126
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.84	$23.68	$13.50	$19.04	$21.95	$21.43	$25.14	$34.54	$37.04	$40.49
Value at end of period	$23.68	$13.50	$19.04	$21.95	$21.43	$25.14	$34.54	$37.04	$40.49	$40.55
Number of accumulation units outstanding at end of period	2,270	2,265	2,781	72	46	45	71	90	138	143
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$10.96	$11.10	$6.97	$12.23	$13.71	$11.87	$13.91	$15.69	$15.30	$14.96
Value at end of period	$11.10	$6.97	$8.18	$13.71	$11.87	$13.91	$15.69	$15.30	$14.96	$15.04
Number of accumulation units outstanding at end of period	3,617	1,369	6,037	0	0	0	6	15	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.19	$8.79	$7.64	$8.96	$10.63	$9.79	$9.34
Value at end of period		$6.28	$8.19	$8.79	$7.64	$8.96	$10.63	$9.79	$9.34	$9.38
Number of accumulation units outstanding at end of period		16	920	0	1,213	1,681	5,113	3,189	2,915	3,154

CFI 277

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.62	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64	$11.16	$11.05
Value at end of period	$12.71	$11.62	$12.74	$13.28	$10.30	$8.58	$9.22	$8.67	$6.64	$11.16
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	75	30	0
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$11.63	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62	$10.47	$10.70
Value at end of period	$11.31	$11.63	$11.77	$12.48	$10.34	$8.62	$10.24	$8.31	$5.62	$10.47
Number of accumulation units outstanding at end of period	0	0	652	1,836	1,280	1,173	0	139	0	589
WANGER SELECT										
Value at beginning of period	$20.67	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96	$15.84	$14.68
Value at end of period	$23.12	$20.67	$20.90	$20.54	$15.47	$13.23	$16.30	$13.05	$7.96	$15.84
Number of accumulation units outstanding at end of period	69	58	608	1,565	985	834	152	413	180	111
WANGER USA										
Value at beginning of period	$21.53	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36	$14.05	$13.51
Value at end of period	$24.15	$21.53	$21.95	$21.23	$16.09	$13.59	$14.27	$11.73	$8.36	$14.05
Number of accumulation units outstanding at end of period	0	0	0	0	0	854	102	197	53	31
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$18.74	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68	$13.16	$12.84
Value at end of period	$20.96	$18.74	$19.04	$17.36	$13.35	$12.03	$11.39	$10.19	$8.68	$13.16
Number of accumulation units outstanding at end of period	149	68	31	984	711	382	839	6,716	5,578	4,059
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$32.83	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43	$21.43	$23.64
Value at end of period	$41.75	$32.83	$34.86	$32.92	$24.16	$21.59	$22.36	$18.49	$14.43	$21.43
Number of accumulation units outstanding at end of period	8	8	8	8	50	50	113	117	83	73

TABLE 31

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$20.54	$20.32	$19.67	$14.80	$13.07	$13.98	$12.84			
Value at end of period	$20.65	$20.54	$20.32	$19.67	$14.80	$13.07	$13.98			
Number of accumulation units outstanding at end of period	157	55	979	695	298	49	37			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.51	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56	$7.96		
Value at end of period	$16.46	$15.51	$15.80	$14.05	$11.60	$10.58	$10.93	$9.56		
Number of accumulation units outstanding at end of period	2,449	2,147	1,822	2,380	3,742	4,953	1,136	260		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.62	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85	$8.36		
Value at end of period	$16.84	$15.62	$16.30	$15.15	$11.84	$10.95	$10.90	$9.85		
Number of accumulation units outstanding at end of period	2,011	1,848	1,442	3,127	829	1,716	942	186		

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$10.40	$10.68	$11.11	$12.39	$13.03	$11.67	$11.82	$11.40
Value at end of period			$10.68	$11.11	$12.39	$13.03	$11.67	$11.82	$11.40	$11.78
Number of accumulation units outstanding at end of period			1,884	1,982	4,209	5,900	7,169	7,481	1,712	822
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period						$10.85	$11.96	$17.06	$18.67	$17.65
Value at end of period						$11.96	$17.06	$18.67	$17.65	$20.12
Number of accumulation units outstanding at end of period						49	394	725	517	656
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.42	$7.88	$8.23	$7.53	$9.31	$11.49	$11.22	$10.63
Value at end of period			$7.88	$8.23	$7.53	$9.31	$11.49	$11.22	$10.63	$9.47
Number of accumulation units outstanding at end of period			639	2,394	224	214	119	519	556	822
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.58	$11.70	$10.78	$12.38	$17.64	$19.09	$16.87
Value at end of period				$11.70	$10.78	$12.38	$17.64	$19.09	$16.87	$20.64
Number of accumulation units outstanding at end of period				10	282	210	1,274	1,114	1,385	1,170
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.70	$10.04
Value at end of period									$10.04	$9.31
Number of accumulation units outstanding at end of period									1,095	1,128
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.44	$12.58	$15.60	$15.29	$17.07	$22.43	$23.54	$21.61
Value at end of period			$12.58	$15.60	$15.29	$17.07	$22.43	$23.54	$21.61	$26.06
Number of accumulation units outstanding at end of period			20	1,474	95	71	162	36	203	203
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.44	$17.67	$11.97	$14.79	$16.35	$16.86	$18.37	$21.37	$23.10	$22.28
Value at end of period	$17.67	$11.97	$14.79	$16.35	$16.86	$18.37	$21.37	$23.10	$22.28	$23.70
Number of accumulation units outstanding at end of period	15,898	15,213	17,007	14,561	13,142	12,050	13,000	8,265	8,582	9,182
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during January 2012)										
Value at beginning of period						$9.74	$10.78	$10.96	$14.07	$14.56
Value at end of period						$10.78	$10.96	$14.07	$14.56	$15.17
Number of accumulation units outstanding at end of period						949	76	42	19	19
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during January 2012)										
Value at beginning of period						$8.70	$9.42	$12.15	$13.39	$12.91
Value at end of period						$9.42	$12.15	$13.39	$12.91	$14.61
Number of accumulation units outstanding at end of period						33	33	769	769	769
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.31	$7.92	$9.60	$9.06	$10.41	$13.87	$15.32	$14.33
Value at end of period			$7.92	$9.60	$9.06	$10.41	$13.87	$15.32	$14.33	$16.10
Number of accumulation units outstanding at end of period			1,510	1,541	1,554	1,581	1,567	834	1,092	1,406

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.41	$19.23	$11.27	$15.46	$16.68	$14.21	$16.71	$19.80	$19.00	$18.58
Value at end of period	$19.23	$11.27	$15.46	$16.68	$14.21	$16.71	$19.80	$19.00	$18.58	$18.45
Number of accumulation units outstanding at end of period	11,102	17,474	20,628	17,715	18,045	17,382	19,763	12,910	12,190	10,057
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$28.13	$32.62	$18.49	$24.74	$28.60	$27.49	$31.56	$40.86	$45.10	$44.77
Value at end of period	$32.62	$18.49	$24.74	$28.60	$27.49	$31.56	$40.86	$45.10	$44.77	$47.68
Number of accumulation units outstanding at end of period	41,702	36,107	36,898	34,184	27,772	27,210	29,802	18,958	13,998	12,522
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.57	$22.60	$12.78	$16.41	$18.63	$18.55	$21.46	$27.12	$29.07	$27.53
Value at end of period	$22.60	$12.78	$16.41	$18.63	$18.55	$21.46	$27.12	$29.07	$27.53	$32.04
Number of accumulation units outstanding at end of period	20,313	18,963	18,638	14,682	15,035	13,228	15,083	11,531	10,863	9,638
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.92	$21.18	$11.03	$13.96	$17.09	$16.89	$19.10	$25.67	$28.18	$29.78
Value at end of period	$21.18	$11.03	$13.96	$17.09	$16.89	$19.10	$25.67	$28.18	$29.78	$29.60
Number of accumulation units outstanding at end of period	28,223	23,971	30,853	28,009	25,433	22,847	21,173	15,771	13,872	12,119
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.31	$22.33	$12.38	$15.44	$17.22	$14.07	$16.75	$21.55	$19.53	$19.96
Value at end of period	$22.33	$12.38	$15.44	$17.22	$14.07	$16.75	$21.55	$19.53	$19.96	$18.68
Number of accumulation units outstanding at end of period	5,308	4,484	3,182	3,005	2,829	2,643	2,871	2,813	2,226	1,870
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.11	$17.43	$11.51	$14.66	$18.54	$17.59	$20.54	$27.59	$27.36	$24.99
Value at end of period	$17.43	$11.51	$14.66	$18.54	$17.59	$20.54	$27.59	$27.36	$24.99	$32.08
Number of accumulation units outstanding at end of period	5,720	3,419	3,112	2,886	2,554	2,454	2,994	2,714	2,652	2,723
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$7.67	$6.09	$8.01	$9.00	$8.71	$10.06	$13.04	$14.00	$14.27
Value at end of period		$6.09	$8.01	$9.00	$8.71	$10.06	$13.04	$14.00	$14.27	$15.83
Number of accumulation units outstanding at end of period		18	435	1,076	2,096	1,430	4,829	4,204	3,528	3,102
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$12.79	$12.57	$13.68	$17.43	$17.96	$16.94
Value at end of period					$12.57	$13.68	$17.43	$17.96	$16.94	$18.71
Number of accumulation units outstanding at end of period					340	582	624	685	741	814
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.15	$35.88	$49.58	$53.02	$54.90
Value at end of period						$35.88	$49.58	$53.02	$54.90	$55.36
Number of accumulation units outstanding at end of period						2,595	2,168	1,922	2,009	1,864
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.84	$10.49	$7.23	$9.14	$9.88	$9.73	$10.93	$13.93	$14.86	$13.81
Value at end of period	$10.49	$7.23	$9.14	$9.88	$9.73	$10.93	$13.93	$14.86	$13.81	$15.01
Number of accumulation units outstanding at end of period	18,679	19,762	20,433	13,392	11,968	8,132	9,420	9,155	7,580	7,177
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$10.51	$10.34
Value at end of period									$10.34	$10.37
Number of accumulation units outstanding at end of period									7	0
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$25.80	$28.12	$23.34	$28.97	$30.96	$31.03	$34.77	$41.19	$44.08	$43.73
Value at end of period	$28.12	$23.34	$28.97	$30.96	$31.03	$34.77	$41.19	$44.08	$43.73	$45.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	36	36	0	0

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$34.41	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62	$20.95	$17.42
Value at end of period	$38.13	$34.41	$33.55	$30.23	$23.16	$20.03	$20.60	$16.60	$11.62	$20.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	112
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$28.47	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54	$19.42	$17.11
Value at end of period	$28.21	$28.47	$27.40	$24.59	$19.14	$16.36	$17.52	$15.52	$11.54	$19.42
Number of accumulation units outstanding at end of period	0	0	0	0	3	3	4	4	4	4
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.25	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05	$7.47		
Value at end of period	$20.22	$16.25	$17.10	$16.50	$12.34	$10.78	$11.14	$9.05		
Number of accumulation units outstanding at end of period	698	552	425	595	567	595	543	532		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$19.38	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75	$14.64	$14.76
Value at end of period	$22.24	$19.38	$20.43	$18.57	$14.45	$12.80	$13.52	$10.93	$8.75	$14.64
Number of accumulation units outstanding at end of period	3,620	4,333	3,680	4,916	4,997	5,402	8,443	7,787	9,114	11,233
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$9.98	$10.12	$9.77							
Value at end of period	$10.07	$9.98	$10.12							
Number of accumulation units outstanding at end of period	3,954	2,398	14,276							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$16.03	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81	$11.30	$11.00
Value at end of period	$17.37	$16.03	$16.35	$15.03	$11.05	$10.11	$10.58	$8.75	$6.81	$11.30
Number of accumulation units outstanding at end of period	451	2,050	2,010	2,290	1,934	1,833	2,300	2,007	1,881	520
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.17	$21.35	$20.99	$16.79	$14.10	$15.48	$13.92	$10.27	$16.76	$14.66
Value at end of period	$22.27	$22.17	$21.35	$20.99	$16.79	$14.10	$15.48	$13.92	$10.27	$16.76
Number of accumulation units outstanding at end of period	6,392	8,199	9,305	11,344	7,997	8,508	9,716	8,803	8,570	8,223
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$61.06	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26	$64.91	$49.18
Value at end of period	$64.36	$61.06	$72.06	$76.76	$71.84	$60.29	$74.65	$59.61	$33.26	$64.91
Number of accumulation units outstanding at end of period	1,326	1,548	2,114	2,564	2,864	4,430	5,724	5,627	4,942	6,334
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$20.86	$22.49	$20.37	$14.65	$12.59	$13.06	$10.73	$7.93	$12.94	$13.28
Value at end of period	$24.29	$20.86	$22.49	$20.37	$14.65	$12.59	$13.06	$10.73	$7.93	$12.94
Number of accumulation units outstanding at end of period	994	881	777	1,225	1,104	978	793	766	710	255
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$14.75	$15.04	$14.12	$12.31	$11.22	$11.59	$10.50	$8.78	$12.85	$11.91
Value at end of period	$15.39	$14.75	$15.04	$14.12	$12.31	$11.22	$11.59	$10.50	$8.78	$12.85
Number of accumulation units outstanding at end of period	3,843	3,979	6,038	11,605	10,831	14,331	16,672	19,064	14,351	9,333
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$13.82	$14.40	$14.17	$15.83	$14.76	$13.40	$12.57	$10.77	$11.75	$10.78
Value at end of period	$14.33	$13.82	$14.40	$14.17	$15.83	$14.76	$13.40	$12.57	$10.77	$11.75
Number of accumulation units outstanding at end of period	7,133	7,200	7,375	9,100	11,129	12,452	13,919	12,381	11,391	5,390
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$5.99	$7.17	$8.32	$8.60	$7.79	$10.32	$9.03	$5.24	$12.72	$10.73
Value at end of period	$6.27	$5.99	$7.17	$8.32	$8.60	$7.79	$10.32	$9.03	$5.24	$12.72
Number of accumulation units outstanding at end of period	1,558	1,816	1,619	1,715	1,818	4,396	2,113	4,514	3,626	678

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.44	$11.94	$7.60	$12.03	$14.00	$13.58	$15.54	$17.17	$16.95	$16.05
Value at end of period	$11.94	$7.60	$12.03	$14.00	$13.58	$15.54	$17.17	$16.95	$16.05	$18.08
Number of accumulation units outstanding at end of period	4,380	5,728	6,010	5,432	3,933	3,795	2,671	2,836	2,790	2,832
SMALLCAP WORLD FUND® (CLASS R–4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$5.49	$8.25	$10.16	$8.58	$10.33	$13.18	$13.23	$13.39
Value at end of period			$8.25	$10.16	$8.58	$10.33	$13.18	$13.23	$13.39	$13.96
Number of accumulation units outstanding at end of period			19	83	240	410	171	142	783	678
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during March 2016)										
Value at beginning of period										$10.03
Value at end of period										$9.88
Number of accumulation units outstanding at end of period										428
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.40	$13.55	$14.21	$16.65	$18.50	$17.81	$20.34	$20.50	$20.54	$19.39
Value at end of period	$13.55	$14.21	$16.65	$18.50	$17.81	$20.34	$20.50	$20.54	$19.39	$20.31
Number of accumulation units outstanding at end of period	9,069	10,416	12,037	13,156	16,810	13,656	11,414	10,015	8,381	5,873
THE BOND FUND OF AMERICA℠ (CLASS R–4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.69	$8.69	$9.84	$10.41	$10.93	$11.41	$11.03	$11.48	$11.35
Value at end of period		$8.69	$9.84	$10.41	$10.93	$11.41	$11.03	$11.48	$11.35	$11.50
Number of accumulation units outstanding at end of period		61	5,802	13,628	2,419	2,200	2,763	3,017	2,017	2,622
THE GROWTH FUND OF AMERICA® (CLASS R–4)										
Value at beginning of period	$13.31	$14.55	$8.74	$11.60	$12.85	$12.05	$14.32	$18.90	$20.37	$21.15
Value at end of period	$14.55	$8.74	$11.60	$12.85	$12.05	$14.32	$18.90	$20.37	$21.15	$22.62
Number of accumulation units outstanding at end of period	21,838	29,374	36,064	38,162	33,780	32,625	38,622	26,250	26,813	23,954
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$8.06	$7.56	$3.62	$3.27	$2.37
Value at end of period						$7.56	$3.62	$3.27	$2.37	$3.41
Number of accumulation units outstanding at end of period						355	1,142	1,827	9,650	10,574
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.59	$20.39	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15	$24.34
Value at end of period	$20.39	$14.46	$17.00	$19.13	$18.62	$20.86	$24.01	$25.15	$24.34	$25.87
Number of accumulation units outstanding at end of period	17,025	15,461	16,549	14,159	11,453	14,128	10,931	10,214	8,203	7,389
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.46	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53	$12.59
Value at end of period	$11.46	$9.68	$11.45	$13.26	$13.56	$14.43	$13.47	$13.53	$12.59	$13.20
Number of accumulation units outstanding at end of period	27,017	25,996	36,007	29,035	17,779	15,770	14,731	10,327	8,489	7,832
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.31
Value at end of period									$9.31	$9.74
Number of accumulation units outstanding at end of period									6,623	6,884
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period								$10.34	$10.13	$9.66
Value at end of period								$10.13	$9.66	$10.17
Number of accumulation units outstanding at end of period								22	247	258

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.89	$13.36	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52	$12.35
Value at end of period	$13.36	$13.53	$13.39	$13.23	$13.05	$12.87	$12.70	$12.52	$12.35	$12.20
Number of accumulation units outstanding at end of period	32,771	46,062	56,488	52,402	67,670	40,352	32,396	32,056	37,270	32,657
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.97	$16.91	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74	$23.07
Value at end of period	$16.91	$10.40	$13.35	$15.03	$14.78	$16.88	$21.74	$23.74	$23.07	$24.98
Number of accumulation units outstanding at end of period	37,302	35,843	38,983	53,946	54,654	37,457	45,165	35,207	32,701	29,199
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.25	$11.41	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40	$16.82
Value at end of period	$11.41	$8.72	$12.84	$14.47	$14.90	$16.75	$17.45	$17.40	$16.82	$19.01
Number of accumulation units outstanding at end of period	1,656	1,585	2,233	3,337	5,077	7,095	6,609	4,258	3,750	4,323
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.50	$22.27	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80	$30.63
Value at end of period	$22.27	$13.79	$16.75	$18.82	$18.55	$20.93	$27.43	$30.80	$30.63	$33.31
Number of accumulation units outstanding at end of period	23,786	19,455	20,499	15,883	13,105	13,302	12,732	9,897	9,387	7,815
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.01	$22.89	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69	$34.57
Value at end of period	$22.89	$14.09	$18.31	$22.01	$21.45	$24.90	$33.04	$35.69	$34.57	$40.27
Number of accumulation units outstanding at end of period	20,655	17,660	16,999	12,096	11,665	11,450	12,701	8,288	7,667	7,024
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.33	$16.03	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85	$23.72
Value at end of period	$16.03	$10.50	$12.92	$15.66	$15.33	$16.98	$23.90	$24.85	$23.72	$29.78
Number of accumulation units outstanding at end of period	15,320	10,788	12,254	8,400	8,932	6,406	7,124	6,818	4,928	4,009
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.36	$17.10	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80	$21.63
Value at end of period	$17.10	$15.44	$16.98	$18.39	$19.51	$21.04	$20.72	$21.80	$21.63	$22.25
Number of accumulation units outstanding at end of period	38,316	25,237	24,202	22,691	20,886	17,155	18,648	17,269	18,866	16,063
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during April 2009)										
Value at beginning of period			$5.23	$7.45	$7.93	$6.86	$8.04	$9.62	$8.93	$8.73
Value at end of period			$7.45	$7.93	$6.86	$8.04	$9.62	$8.93	$8.73	$8.68
Number of accumulation units outstanding at end of period			7,578	3,159	3,158	2,740	3,722	2,860	2,995	2,211
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I) (Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.28	$11.97	$15.45	$17.31	$18.16
Value at end of period					$10.28	$11.97	$15.45	$17.31	$18.16	$18.62
Number of accumulation units outstanding at end of period					20,962	19,744	18,992	29,990	12,766	13,762
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I) (Funds were first received in this option during July 2007)										
Value at beginning of period	$9.33	$9.09	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25	$12.48
Value at end of period	$9.09	$6.26	$6.96	$8.19	$8.36	$9.46	$12.20	$13.25	$12.48	$14.02
Number of accumulation units outstanding at end of period	16,017	15,531	13,470	13,668	18,102	14,691	32,799	27,076	19,692	20,253
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.83	$14.67	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96	$24.74
Value at end of period	$14.67	$9.02	$12.58	$16.18	$15.87	$17.87	$23.26	$24.96	$24.74	$26.17
Number of accumulation units outstanding at end of period	1,625	828	738	1,672	1,374	1,416	3,317	2,666	2,489	1,691
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.78	$11.20	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31	$15.05
Value at end of period	$11.20	$7.23	$8.88	$10.16	$9.59	$10.45	$13.47	$15.31	$15.05	$16.14
Number of accumulation units outstanding at end of period	2,392	1,740	1,021	806	479	357	287	270	270	270

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.69	$12.52	$13.93	$14.31	$16.16	$21.04	$23.46	$24.89
Value at end of period			$12.52	$13.93	$14.31	$16.16	$21.04	$23.46	$24.89	$26.16
Number of accumulation units outstanding at end of period			194	651	791	933	518	174	781	1,095
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$6.83	$6.62	$8.08	$8.93	$9.04	$10.30	$13.41	$14.93	$15.03
Value at end of period		$6.62	$8.08	$8.93	$9.04	$10.30	$13.41	$14.93	$15.03	$16.44
Number of accumulation units outstanding at end of period		238	2,084	3,117	4,459	6,257	8,581	4,671	5,464	3,871
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.82	$12.95	$12.84	$14.68	$19.03	$21.06	$19.98
Value at end of period			$11.82	$12.95	$12.84	$14.68	$19.03	$21.06	$19.98	$22.72
Number of accumulation units outstanding at end of period			307	512	682	425	564	282	334	294
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.40	$12.81	$15.89	$15.33	$17.46	$23.22	$25.44	$24.89
Value at end of period			$12.81	$15.89	$15.33	$17.46	$23.22	$25.44	$24.89	$26.22
Number of accumulation units outstanding at end of period			1,069	1,054	503	745	980	205	342	405
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$6.32	$8.16	$10.08	$9.75	$11.26	$14.90	$16.56	$15.87
Value at end of period			$8.16	$10.08	$9.75	$11.26	$14.90	$16.56	$15.87	$17.74
Number of accumulation units outstanding at end of period			248	182	191	989	1,194	1,093	1,249	791
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.29	$6.94	$8.66	$10.80	$10.24	$11.71	$16.02	$16.58	$15.61
Value at end of period		$6.94	$8.66	$10.80	$10.24	$11.71	$16.02	$16.58	$15.61	$18.64
Number of accumulation units outstanding at end of period		217	229	377	680	1,720	2,210	1,527	1,502	1,051
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.82	$9.57	$6.18	$7.99	$10.43	$10.37	$11.77	$16.15	$16.82	$16.43
Value at end of period	$9.57	$6.18	$7.99	$10.43	$10.37	$11.77	$16.15	$16.82	$16.43	$18.38
Number of accumulation units outstanding at end of period	4,083	2,417	2,860	3,000	2,631	2,703	2,833	2,982	3,215	3,140
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.45	$28.66	$19.49	$24.51	$30.07	$28.91	$32.65	$44.35	$46.59	$45.59
Value at end of period	$28.66	$19.49	$24.51	$30.07	$28.91	$32.65	$44.35	$46.59	$45.59	$55.96
Number of accumulation units outstanding at end of period	7,820	7,758	6,835	4,765	4,463	4,236	5,072	4,552	3,865	3,637
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.10	$12.48	$8.14	$10.10	$11.33	$10.83	$12.11	$13.89	$14.46	$14.25
Value at end of period	$12.48	$8.14	$10.10	$11.33	$10.83	$12.11	$13.89	$14.46	$14.25	$14.88
Number of accumulation units outstanding at end of period	15,455	23,030	34,899	41,968	44,371	47,419	52,570	42,808	47,964	38,691
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.44	$12.92	$8.02	$10.16	$11.47	$10.79	$12.25	$14.53	$15.15	$14.86
Value at end of period	$12.92	$8.02	$10.16	$11.47	$10.79	$12.25	$14.53	$15.15	$14.86	$15.57
Number of accumulation units outstanding at end of period	14,871	15,217	20,555	29,908	28,406	23,515	27,001	26,229	24,323	23,621
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.78	$13.33	$7.91	$10.12	$11.49	$10.75	$12.24	$14.90	$15.59	$15.23
Value at end of period	$13.33	$7.91	$10.12	$11.49	$10.75	$12.24	$14.90	$15.59	$15.23	$15.97
Number of accumulation units outstanding at end of period	13,264	22,707	30,750	26,986	18,112	16,702	19,793	20,838	17,631	16,811

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.92	$11.51	$10.77	$12.27	$14.94	$15.66	$15.30
Value at end of period				$11.51	$10.77	$12.27	$14.94	$15.66	$15.30	$16.06
Number of accumulation units outstanding at end of period				32	474	1,539	2,302	1,301	2,087	2,265
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$8.66	$9.41	$9.05	$10.15	$11.58	$12.14	$11.92
Value at end of period				$9.41	$9.05	$10.15	$11.58	$12.14	$11.92	$12.49
Number of accumulation units outstanding at end of period				2,673	3,735	5,399	7,531	9,898	11,085	13,647
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.90	$11.31	$9.29	$10.74	$11.61	$11.49	$12.43	$13.11	$13.68	$13.50
Value at end of period	$11.31	$9.29	$10.74	$11.61	$11.49	$12.43	$13.11	$13.68	$13.50	$13.91
Number of accumulation units outstanding at end of period	657	662	2,885	5,232	5,471	5,479	5,803	6,720	15,966	11,475
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.87	$7.63	$9.05	$9.92	$9.72	$10.73	$11.59	$12.07	$11.86
Value at end of period		$7.63	$9.05	$9.92	$9.72	$10.73	$11.59	$12.07	$11.86	$12.38
Number of accumulation units outstanding at end of period		265	974	3,342	3,490	3,606	3,645	3,705	2,797	2,824
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.76	$17.48	$13.17	$15.31	$16.77	$16.83	$18.64	$20.61	$21.67	$21.33
Value at end of period	$17.48	$13.17	$15.31	$16.77	$16.83	$18.64	$20.61	$21.67	$21.33	$22.23
Number of accumulation units outstanding at end of period	8,563	10,065	13,470	16,092	12,232	12,502	10,708	6,509	3,658	3,768
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.04	$18.69	$11.78	$14.55	$16.22	$15.53	$17.61	$21.26	$22.34	$21.77
Value at end of period	$18.69	$11.78	$14.55	$16.22	$15.53	$17.61	$21.26	$22.34	$21.77	$22.95
Number of accumulation units outstanding at end of period	11,793	14,198	18,825	19,501	18,910	20,010	17,614	17,458	8,786	8,068
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.17	$17.86	$12.24	$14.71	$16.25	$15.94	$17.85	$20.52	$21.59	$21.17
Value at end of period	$17.86	$12.24	$14.71	$16.25	$15.94	$17.85	$20.52	$21.59	$21.17	$22.26
Number of accumulation units outstanding at end of period	21,320	24,561	29,351	21,538	18,921	19,987	22,413	20,791	15,734	16,710
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.00	$10.18	$10.62	$11.12	$11.76	$12.04	$11.57	$12.06	$11.92
Value at end of period		$10.18	$10.62	$11.12	$11.76	$12.04	$11.57	$12.06	$11.92	$12.03
Number of accumulation units outstanding at end of period		1,879	4,548	4,238	413	901	1,951	2,025	1,891	524
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period							$14.35	$17.40	$19.45	$19.40
Value at end of period							$17.40	$19.45	$19.40	$21.36
Number of accumulation units outstanding at end of period							25	1,091	2,527	3,731
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.63	$14.96	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46	$26.61
Value at end of period	$14.96	$10.84	$14.50	$17.44	$16.66	$19.11	$24.76	$27.46	$26.61	$32.55
Number of accumulation units outstanding at end of period	1,558	2,225	1,512	1,706	1,501	1,381	2,399	1,595	1,661	651
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.33	$18.14	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28	$27.42
Value at end of period	$18.14	$10.51	$14.01	$17.47	$17.61	$20.78	$28.46	$29.28	$27.42	$28.48
Number of accumulation units outstanding at end of period	4,861	6,827	7,462	4,733	2,951	3,479	4,042	2,780	3,159	3,389

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58	$13.20
Value at end of period		$6.70	$8.83	$10.13	$9.48	$11.78	$12.08	$13.58	$13.20	$13.14
Number of accumulation units outstanding at end of period		6,334	5,568	5,770	6,122	4,718	4,907	2,850	3,056	2,621
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.29	$9.97	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20	$16.45
Value at end of period	$9.97	$6.04	$8.10	$10.22	$11.03	$12.57	$12.65	$16.20	$16.45	$16.91
Number of accumulation units outstanding at end of period	2,216	1,382	1,690	2,187	1,380	1,813	3,647	2,522	2,497	2,245
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.27	$20.81	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51	$27.94
Value at end of period	$20.81	$12.47	$16.19	$17.89	$16.82	$18.61	$24.73	$27.51	$27.94	$29.87
Number of accumulation units outstanding at end of period	633	959	817	1,356	1,027	706	769	819	511	520
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.38	$10.21	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47	$14.81
Value at end of period	$10.21	$6.64	$8.16	$10.08	$9.68	$10.90	$15.04	$15.47	$14.81	$18.06
Number of accumulation units outstanding at end of period	47	143	268	332	54	54	216	494	380	445
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.03	$14.71	$8.83	$12.12	$15.34	$13.47	$15.23	$20.42	$21.35	$20.71
Value at end of period	$14.71	$8.83	$12.12	$15.34	$13.47	$15.23	$20.42	$21.35	$20.71	$22.83
Number of accumulation units outstanding at end of period	132	530	608	406	561	738	747	787	780	885
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.24	$13.72	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01	$18.56
Value at end of period	$13.72	$8.59	$10.89	$12.37	$11.94	$13.97	$18.60	$20.01	$18.56	$21.56
Number of accumulation units outstanding at end of period	3,359	2,836	3,265	3,608	2,826	2,171	2,271	1,701	1,556	1,791
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.86	$12.82	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61	$17.01
Value at end of period	$12.82	$9.69	$11.07	$12.98	$12.66	$13.30	$17.36	$17.61	$17.01	$19.33
Number of accumulation units outstanding at end of period	48,091	43,641	41,533	31,084	29,468	29,887	26,389	27,125	24,862	23,241
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.62	$12.76	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07	$17.30
Value at end of period	$12.76	$8.53	$10.43	$11.57	$11.16	$12.61	$16.64	$18.07	$17.30	$20.46
Number of accumulation units outstanding at end of period	1,872	2,259	2,701	2,573	1,388	1,099	1,468	752	680	800
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.93	$24.49	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67	$17.17
Value at end of period	$24.49	$11.77	$19.91	$23.61	$19.03	$22.35	$20.78	$20.67	$17.17	$19.12
Number of accumulation units outstanding at end of period	3,438	1,206	1,614	1,669	1,717	2,486	2,769	2,212	2,679	1,663
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$17.33	$11.44	$14.17	$17.19	$17.26	$20.42	$26.49	$30.04	$28.72
Value at end of period	$17.33	$11.44	$14.17	$17.19	$17.26	$20.42	$26.49	$30.04	$28.72	$32.48
Number of accumulation units outstanding at end of period	2,932	3,536	3,393	3,393	2,472	2,285	3,015	3,922	1,924	2,173
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.98	$12.58	$8.69	$10.91	$13.63	$13.26	$15.53	$21.27	$22.73	$21.59
Value at end of period	$12.58	$8.69	$10.91	$13.63	$13.26	$15.53	$21.27	$22.73	$21.59	$25.89
Number of accumulation units outstanding at end of period	1,352	1,400	1,695	2,140	2,369	2,771	3,198	3,454	743	560
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.54	$15.14	$8.91	$11.52	$14.04	$12.72	$15.26	$19.14	$18.13	$18.62
Value at end of period	$15.14	$8.91	$11.52	$14.04	$12.72	$15.26	$19.14	$18.13	$18.62	$18.40
Number of accumulation units outstanding at end of period	72,848	59,696	63,114	47,380	37,988	34,852	30,387	28,464	27,762	24,287

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.56	$11.06	$7.70	$12.68	$14.89	$14.57	$16.70	$18.50	$18.31	$17.22
Value at end of period	$11.06	$7.70	$12.68	$14.89	$14.57	$16.70	$18.50	$18.31	$17.22	$19.40
Number of accumulation units outstanding at end of period	5,256	7,470	9,301	11,118	903	1,322	2,669	3,578	3,815	2,682
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.35	$12.71	$9.08	$11.94	$13.42	$13.62	$15.37	$18.53	$20.49	$21.26
Value at end of period	$12.71	$9.08	$11.94	$13.42	$13.62	$15.37	$18.53	$20.49	$21.26	$22.65
Number of accumulation units outstanding at end of period	11,404	10,795	14,422	15,181	15,475	20,731	25,889	23,831	26,541	27,234
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.56	$13.33	$7.47	$11.38	$14.42	$13.70	$15.68	$20.91	$21.85	$21.98
Value at end of period	$13.33	$7.47	$11.38	$14.42	$13.70	$15.68	$20.91	$21.85	$21.98	$23.28
Number of accumulation units outstanding at end of period	49,570	55,676	50,939	47,147	42,238	36,350	29,343	25,952	26,903	25,104
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.62	$17.90	$11.35	$13.99	$15.86	$15.50	$17.92	$22.92	$24.29	$22.30
Value at end of period	$17.90	$11.35	$13.99	$15.86	$15.50	$17.92	$22.92	$24.29	$22.30	$26.12
Number of accumulation units outstanding at end of period	5,547	4,910	8,520	7,865	10,133	9,187	8,788	6,053	5,640	5,690
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.73	$23.54	$13.42	$18.91	$21.79	$21.26	$24.93	$34.24	$36.69	$40.09
Value at end of period	$23.54	$13.42	$18.91	$21.79	$21.26	$24.93	$34.24	$36.69	$40.09	$40.13
Number of accumulation units outstanding at end of period	13,010	12,537	12,874	12,154	12,141	10,428	10,012	8,340	6,054	5,098
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.19	$18.06	$8.99	$12.20	$13.69	$11.83	$13.85	$15.62	$15.23	$14.88
Value at end of period	$18.06	$8.99	$12.20	$13.69	$11.83	$13.85	$15.62	$15.23	$14.88	$14.95
Number of accumulation units outstanding at end of period	1,277	849	873	1,064	285	463	1,740	820	302	305
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.18	$8.78	$7.62	$8.93	$10.60	$9.76	$9.30
Value at end of period		$6.28	$8.18	$8.78	$7.62	$8.93	$10.60	$9.76	$9.30	$9.34
Number of accumulation units outstanding at end of period		11,536	14,037	14,248	13,822	13,590	14,652	14,455	8,264	6,716
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.05	$11.16	$6.64	$8.66	$9.20	$8.55	$10.27	$13.23	$12.68	$11.56
Value at end of period	$11.16	$6.64	$8.66	$9.20	$8.55	$10.27	$13.23	$12.68	$11.56	$12.64
Number of accumulation units outstanding at end of period	1,050	1,890	3,377	4,583	3,085	4,266	5,530	6,270	3,054	1,650
WANGER INTERNATIONAL (Funds were first received in this option during November 2007)										
Value at beginning of period	$10.94	$10.47	$5.62	$8.29	$10.22	$8.60	$10.31	$12.44	$11.73	$11.58
Value at end of period	$10.47	$5.62	$8.29	$10.22	$8.60	$10.31	$12.44	$11.73	$11.58	$11.26
Number of accumulation units outstanding at end of period	11	89	490	3,209	3,731	4,601	4,417	4,814	997	979
WANGER SELECT										
Value at beginning of period	$14.66	$15.81	$7.94	$13.01	$16.24	$13.18	$15.40	$20.44	$20.79	$20.55
Value at end of period	$15.81	$7.94	$13.01	$16.24	$13.18	$15.40	$20.44	$20.79	$20.55	$22.97
Number of accumulation units outstanding at end of period	5,999	5,239	5,175	5,887	4,686	5,618	5,784	4,840	2,294	2,071
WANGER USA										
Value at beginning of period	$13.49	$14.02	$8.34	$11.70	$14.23	$13.54	$16.02	$21.13	$21.84	$21.40
Value at end of period	$14.02	$8.34	$11.70	$14.23	$13.54	$16.02	$21.13	$21.84	$21.40	$23.99
Number of accumulation units outstanding at end of period	3,461	4,340	4,253	4,578	4,986	3,267	3,296	2,670	2,905	2,093
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R–4)										
Value at beginning of period	$12.82	$13.14	$8.66	$10.16	$11.36	$11.98	$13.29	$17.28	$18.94	$18.63
Value at end of period	$13.14	$8.66	$10.16	$11.36	$11.98	$13.29	$17.28	$18.94	$18.63	$20.83
Number of accumulation units outstanding at end of period	14,172	18,178	35,645	19,154	20,788	16,053	17,077	13,542	11,243	10,993

Condensed Financial Information (continued)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$32.58	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37	$21.35	$23.56
Value at end of period	$41.41	$32.58	$34.61	$32.70	$24.01	$21.47	$22.25	$18.40	$14.37	$21.35
Number of accumulation units outstanding at end of period	778	880	2,466	3,358	2,945	3,348	3,855	3,962	3,075	2,977

TABLE 32
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.47	$20.27	$19.62	$14.78	$13.05	$13.97	$13.52			
Value at end of period	$20.57	$20.47	$20.27	$19.62	$14.78	$13.05	$13.97			
Number of accumulation units outstanding at end of period	29	27	25	22	17	417	8			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.45	$15.75	$14.01	$11.57	$10.56	$10.92	$10.48			
Value at end of period	$16.39	$15.45	$15.75	$14.01	$11.57	$10.56	$10.92			
Number of accumulation units outstanding at end of period	134	189	130	42	30	17	225			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.56	$16.25	$15.11	$11.82	$10.94	$11.09				
Value at end of period	$16.77	$15.56	$16.25	$15.11	$11.82	$10.94				
Number of accumulation units outstanding at end of period	288	196	75	1	2	1				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.37	$11.79	$11.65	$13.00	$12.37	$11.10	$10.76			
Value at end of period	$11.73	$11.37	$11.79	$11.65	$13.00	$12.37	$11.10			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.60	$18.62	$17.73							
Value at end of period	$20.05	$17.60	$18.62							
Number of accumulation units outstanding at end of period	5	3	1							
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$16.82	$17.39								
Value at end of period	$20.57	$16.82								
Number of accumulation units outstanding at end of period	26	4								
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.04	$9.58								
Value at end of period	$9.30	$10.04								
Number of accumulation units outstanding at end of period	47	7								

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$13.68	$15.58	$15.27	$17.04	$22.38	$23.47	$21.54
Value at end of period				$15.58	$15.27	$17.04	$22.38	$23.47	$21.54	$25.96
Number of accumulation units outstanding at end of period				350	0	0	0	0	1	2
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.35	$17.57	$11.89	$14.69	$16.23	$16.72	$18.22	$21.19	$22.89	$22.06
Value at end of period	$17.57	$11.89	$14.69	$16.23	$16.72	$18.22	$21.19	$22.89	$22.06	$23.45
Number of accumulation units outstanding at end of period	1,914	2,077	2,192	2,356	3,812	203	160	93	99	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$12.52	$13.35	$12.86
Value at end of period								$13.35	$12.86	$14.55
Number of accumulation units outstanding at end of period								68	117	117
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$7.19	$7.91	$9.59	$9.05	$10.39	$13.84	$15.27	$14.27
Value at end of period			$7.91	$9.59	$9.05	$10.39	$13.84	$15.27	$14.27	$16.03
Number of accumulation units outstanding at end of period			5	10	14	14	14	14	14	14
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.38	$19.19	$11.24	$15.42	$16.63	$14.16	$16.63	$19.70	$18.90	$18.48
Value at end of period	$19.19	$11.24	$15.42	$16.63	$14.16	$16.63	$19.70	$18.90	$18.48	$18.34
Number of accumulation units outstanding at end of period	1,608	1,624	1,918	2,184	2,910	659	576	460	535	638
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.98	$32.43	$18.37	$24.57	$28.39	$27.28	$31.30	$40.50	$44.68	$44.33
Value at end of period	$32.43	$18.37	$24.57	$28.39	$27.28	$31.30	$40.50	$44.68	$44.33	$47.19
Number of accumulation units outstanding at end of period	9,965	10,582	11,786	10,178	4,037	3,353	3,378	3,695	3,749	2,076
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.46	$22.47	$12.70	$16.30	$18.50	$18.41	$21.28	$26.88	$28.80	$27.26
Value at end of period	$22.47	$12.70	$16.30	$18.50	$18.41	$21.28	$26.88	$28.80	$27.26	$31.71
Number of accumulation units outstanding at end of period	7,987	8,034	8,190	4,970	9,781	2,978	3,013	2,829	3,529	2,407
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.83	$21.05	$10.96	$13.86	$16.96	$16.75	$18.94	$25.45	$27.92	$29.49
Value at end of period	$21.05	$10.96	$13.86	$16.96	$16.75	$18.94	$25.45	$27.92	$29.49	$29.30
Number of accumulation units outstanding at end of period	6,671	6,224	5,701	5,392	5,060	4,065	4,285	4,394	4,539	2,845
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.21	$22.20	$12.30	$15.34	$17.10	$13.96	$16.61	$21.36	$19.35	$19.76
Value at end of period	$22.20	$12.30	$15.34	$17.10	$13.96	$16.61	$21.36	$19.35	$19.76	$18.49
Number of accumulation units outstanding at end of period	162	192	208	354	68	106	150	189	225	272
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.06	$17.37	$11.47	$14.60	$18.45	$17.50	$20.42	$27.42	$27.18	$24.81
Value at end of period	$17.37	$11.47	$14.60	$18.45	$17.50	$20.42	$27.42	$27.18	$24.81	$31.83
Number of accumulation units outstanding at end of period	1,158	2,467	2,447	2,723	1,157	814	919	982	1,942	1,209
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during November 2014)										
Value at beginning of period								$14.09	$13.96	$14.22
Value at end of period								$13.96	$14.22	$15.76
Number of accumulation units outstanding at end of period								0	8	1,936

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO MID CAP CORE EQUITY FUND (CLASS A) (Funds were first received in this option during August 2009)										
Value at beginning of period			$11.16	$12.25	$13.58	$12.55	$13.66	$17.39	$17.91	$16.89
Value at end of period			$12.25	$13.58	$12.55	$13.66	$17.39	$17.91	$16.89	$18.64
Number of accumulation units outstanding at end of period			14	394	11	20	15	0	1	2
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I) (Funds were first received in this option during April 2012)										
Value at beginning of period						$37.15	$35.86	$49.54	$52.94	$54.79
Value at end of period						$35.86	$49.54	$52.94	$54.79	$55.23
Number of accumulation units outstanding at end of period						67	61	62	63	64
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.80	$10.45	$7.19	$9.09	$9.82	$9.67	$10.86	$13.83	$14.74	$13.69
Value at end of period	$10.45	$7.19	$9.09	$9.82	$9.67	$10.86	$13.83	$14.74	$13.69	$14.88
Number of accumulation units outstanding at end of period	2,509	2,458	2,744	2,609	4,068	689	733	1,127	1,168	233
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$25.66	$27.96	$23.19	$28.77	$30.74	$30.79	$34.48	$40.83	$43.67	$43.31
Value at end of period	$27.96	$23.19	$28.77	$30.74	$30.79	$34.48	$40.83	$43.67	$43.31	$44.65
Number of accumulation units outstanding at end of period	6	6	9	0	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$17.31	$20.82	$11.55	$16.49	$20.45	$19.87	$22.97	$29.97	$33.24	$34.08
Value at end of period	$20.82	$11.55	$16.49	$20.45	$19.87	$22.97	$29.97	$33.24	$34.08	$37.74
Number of accumulation units outstanding at end of period	10	9	15	0	0	0	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.72	$14.59	$8.72	$10.88	$13.45	$12.73	$14.37	$18.46	$20.29	$19.24
Value at end of period	$14.59	$8.72	$10.88	$13.45	$12.73	$14.37	$18.46	$20.29	$19.24	$22.07
Number of accumulation units outstanding at end of period	2,653	2,607	2,762	2,822	963	423	436	2,203	2,191	2,194
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS) (Funds were first received in this option during September 2009)										
Value at beginning of period			$8.34	$8.74	$10.55	$10.09	$11.01	$14.97	$16.28	$15.95
Value at end of period			$8.74	$10.55	$10.09	$11.01	$14.97	$16.28	$15.95	$17.28
Number of accumulation units outstanding at end of period			12	33	0	0	0	79	79	78
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.64	$16.73	$10.25	$13.88	$15.42	$14.04	$16.71	$20.89	$21.24	$22.04
Value at end of period	$16.73	$10.25	$13.88	$15.42	$14.04	$16.71	$20.89	$21.24	$22.04	$22.13
Number of accumulation units outstanding at end of period	560	573	567	586	1,049	5	5	5	5	6
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.02	$64.67	$33.12	$59.33	$74.26	$59.95	$71.40	$76.25	$71.54	$60.59
Value at end of period	$64.67	$33.12	$59.33	$74.26	$59.95	$71.40	$76.25	$71.54	$60.59	$63.84
Number of accumulation units outstanding at end of period	844	1,171	1,250	1,263	483	380	248	293	406	456
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$14.81	$16.01	$13.54	$15.86	$17.97	$17.86	$19.99	$19.67	$19.94	$19.21
Value at end of period	$16.01	$13.54	$15.86	$17.97	$17.86	$19.99	$19.67	$19.94	$19.21	$20.17
Number of accumulation units outstanding at end of period	11	9	15	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.27	$12.92	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38	$20.75
Value at end of period	$12.92	$7.92	$10.71	$13.02	$12.55	$14.59	$20.28	$22.38	$20.75	$24.15
Number of accumulation units outstanding at end of period	1,221	687	784	263	236	20	14	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.87	$12.80	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93	$14.64
Value at end of period	$12.80	$8.74	$10.45	$11.53	$11.15	$12.23	$14.03	$14.93	$14.64	$15.27
Number of accumulation units outstanding at end of period	221	1,154	1,734	2,299	0	0	0	2	64	6

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.77	$11.73	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33	$13.74
Value at end of period	$11.73	$10.75	$12.54	$13.36	$14.70	$15.76	$14.10	$14.33	$13.74	$14.24
Number of accumulation units outstanding at end of period	172	314	147	110	632	9	9	0	0	1,976
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.27	$12.71	$5.24	$9.01	$10.30	$7.77	$8.58	$8.29	$7.14	$5.96
Value at end of period	$12.71	$5.24	$9.01	$10.30	$7.77	$8.58	$8.29	$7.14	$5.96	$6.24
Number of accumulation units outstanding at end of period	1,319	190	259	308	751	188	68	83	106	128
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.42	$11.92	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86	$15.96
Value at end of period	$11.92	$7.58	$12.00	$13.96	$13.53	$15.47	$17.09	$16.86	$15.96	$17.97
Number of accumulation units outstanding at end of period	830	994	741	286	138	3	3	92	206	276
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.38	$13.53	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43	$19.28
Value at end of period	$13.53	$14.17	$16.60	$18.44	$17.74	$20.25	$20.40	$20.43	$19.28	$20.18
Number of accumulation units outstanding at end of period	638	974	1,256	1,615	737	303	304	105	108	59
THE BOND FUND OF AMERICA^{SM} (CLASS R-4)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$9.69	$8.68	$9.83	$10.39	$10.91	$11.39	$11.00	$11.44	$11.30
Value at end of period		$8.68	$9.83	$10.39	$10.91	$11.39	$11.00	$11.44	$11.30	$11.45
Number of accumulation units outstanding at end of period		40	53	80	259	356	426	147	173	28
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.29	$14.53	$8.72	$11.57	$12.80	$12.00	$14.26	$18.81	$20.26	$21.03
Value at end of period	$14.53	$8.72	$11.57	$12.80	$12.00	$14.26	$18.81	$20.26	$21.03	$22.48
Number of accumulation units outstanding at end of period	6,131	8,273	8,781	10,134	5,546	2,247	2,212	1,535	1,647	3,423
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$19.49	$20.28	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91	$24.10
Value at end of period	$20.28	$14.37	$16.88	$18.99	$18.47	$20.69	$23.80	$24.91	$24.10	$25.61
Number of accumulation units outstanding at end of period	251	208	34	33	31	19	19	19	339	339
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.68	$11.59	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45	$12.52
Value at end of period	$11.59	$9.65	$11.42	$13.21	$13.50	$14.18	$13.41	$13.45	$12.52	$13.12
Number of accumulation units outstanding at end of period	9,554	9,805	9,210	4,484	3,916	1,569	1,575	1,590	2,425	2,422
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.31
Value at end of period									$9.31	$9.73
Number of accumulation units outstanding at end of period									1,410	1,413
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.82	$13.29	$13.45	$13.29	$13.14	$12.95	$12.77	$12.58	$12.41	$12.23
Value at end of period	$13.29	$13.45	$13.29	$13.14	$12.95	$12.77	$12.58	$12.41	$12.23	$12.07
Number of accumulation units outstanding at end of period	13,924	16,416	15,436	11,458	15,525	7,792	7,944	8,050	10,937	9,781
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.88	$16.81	$10.33	$13.26	$14.92	$14.67	$16.74	$21.55	$23.52	$22.85
Value at end of period	$16.81	$10.33	$13.26	$14.92	$14.67	$16.74	$21.55	$23.52	$22.85	$24.72
Number of accumulation units outstanding at end of period	481	191	125	3,361	2,560	1,244	1,856	1,847	1,775	1,824
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.24	$11.40	$8.70	$12.81	$14.43	$14.85	$16.69	$17.37	$17.32	$16.73
Value at end of period	$11.40	$8.70	$12.81	$14.43	$14.85	$16.69	$17.37	$17.32	$16.73	$18.89
Number of accumulation units outstanding at end of period	599	754	894	1,034	649	1,152	1,331	2,003	2,164	388

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.39	$22.14	$13.70	$16.64	$18.69	$18.40	$20.76	$27.20	$30.52	$30.34
Value at end of period	$22.14	$13.70	$16.64	$18.69	$18.40	$20.76	$27.20	$30.52	$30.34	$32.97
Number of accumulation units outstanding at end of period	5,377	4,528	3,512	3,707	6,760	1,194	1,149	1,506	1,429	1,196
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.91	$22.78	$14.02	$18.20	$21.87	$21.31	$24.72	$32.78	$35.40	$34.26
Value at end of period	$22.78	$14.02	$18.20	$21.87	$21.31	$24.72	$32.78	$35.40	$34.26	$39.90
Number of accumulation units outstanding at end of period	7,369	7,286	5,013	3,702	3,528	978	982	1,631	1,935	1,611
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.26	$15.95	$10.44	$12.85	$15.56	$15.22	$16.86	$23.71	$24.64	$23.51
Value at end of period	$15.95	$10.44	$12.85	$15.56	$15.22	$16.86	$23.71	$24.64	$23.51	$29.50
Number of accumulation units outstanding at end of period	1,980	1,919	1,675	1,768	2,098	546	546	545	545	545
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$16.27	$17.00	$15.34	$16.87	$18.26	$19.35	$20.87	$20.54	$21.60	$21.41
Value at end of period	$17.00	$15.34	$16.87	$18.26	$19.35	$20.87	$20.54	$21.60	$21.41	$22.02
Number of accumulation units outstanding at end of period	7,711	7,873	8,270	2,823	5,374	1,400	1,501	3,378	8,385	7,281
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.86	$7.45	$7.92	$6.85	$8.02	$9.60	$8.90	$8.69
Value at end of period			$7.45	$7.92	$6.85	$8.02	$9.60	$8.90	$8.69	$8.64
Number of accumulation units outstanding at end of period			416	353	562	58	40	40	40	40
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.31	$10.27	$11.96	$15.43	$17.28	$18.12
Value at end of period					$10.27	$11.96	$15.43	$17.28	$18.12	$18.56
Number of accumulation units outstanding at end of period					3,325	1,008	1,037	5,095	5,132	3,089
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.32	$9.08	$6.25	$6.95	$8.17	$8.34	$9.42	$12.16	$13.19	$12.42
Value at end of period	$9.08	$6.25	$6.95	$8.17	$8.34	$9.42	$12.16	$13.19	$12.42	$13.94
Number of accumulation units outstanding at end of period	4,319	3,584	3,989	2,949	2,789	1,159	3,958	3,235	18,098	17,525
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.80	$14.62	$8.99	$12.53	$16.10	$15.79	$17.77	$23.11	$24.80	$24.56
Value at end of period	$14.62	$8.99	$12.53	$16.10	$15.79	$17.77	$23.11	$24.80	$24.56	$25.97
Number of accumulation units outstanding at end of period	234	224	241	292	16	16	20	49	75	106
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.14	$11.19	$7.22	$8.86	$10.14	$9.56	$10.42	$13.41	$15.25	$14.97
Value at end of period	$11.19	$7.22	$8.86	$10.14	$9.56	$10.42	$13.41	$15.25	$14.97	$16.06
Number of accumulation units outstanding at end of period	287	327	353	379	399	298	312	324	334	354
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.69	$12.52	$13.92	$14.30	$16.13	$20.99	$23.40	$24.81
Value at end of period			$12.52	$13.92	$14.30	$16.13	$20.99	$23.40	$24.81	$26.06
Number of accumulation units outstanding at end of period			50	67	84	97	110	140	155	167
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$7.15	$6.62	$8.07	$8.92	$9.02	$10.27	$13.37	$14.88	$14.97
Value at end of period		$6.62	$8.07	$8.92	$9.02	$10.27	$13.37	$14.88	$14.97	$16.37
Number of accumulation units outstanding at end of period		1,895	2,121	310	942	510	654	795	916	61

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.81	$12.94	$12.82	$14.65	$18.99	$21.00	$19.92
Value at end of period			$11.81	$12.94	$12.82	$14.65	$18.99	$21.00	$19.92	$22.64
Number of accumulation units outstanding at end of period			13	21	0	0	0	0	0	0
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.40	$12.80	$15.88	$15.31	$17.42	$23.17	$25.37	$24.81
Value at end of period			$12.80	$15.88	$15.31	$17.42	$23.17	$25.37	$24.81	$26.12
Number of accumulation units outstanding at end of period			43	52	30	30	29	37	47	61
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$9.30	$10.07	$9.74	$11.23	$14.86	$16.50	$15.81
Value at end of period				$10.07	$9.74	$11.23	$14.86	$16.50	$15.81	$17.67
Number of accumulation units outstanding at end of period				4	0	0	0	0	0	0
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$7.79	$8.66	$10.79	$10.22	$11.68	$15.98	$16.53	$15.55
Value at end of period			$8.66	$10.79	$10.22	$11.68	$15.98	$16.53	$15.55	$18.56
Number of accumulation units outstanding at end of period			4	331	12	16	19	46	97	137
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.79	$9.54	$6.16	$7.95	$10.38	$10.31	$11.71	$16.05	$16.70	$16.32
Value at end of period	$9.54	$6.16	$7.95	$10.38	$10.31	$11.71	$16.05	$16.70	$16.32	$18.24
Number of accumulation units outstanding at end of period	898	1,067	1,402	479	534	346	314	313	312	312
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.32	$28.51	$19.37	$24.36	$29.86	$28.70	$32.39	$43.98	$46.18	$45.16
Value at end of period	$28.51	$19.37	$24.36	$29.86	$28.70	$32.39	$43.98	$46.18	$45.16	$55.41
Number of accumulation units outstanding at end of period	1,737	1,575	626	472	366	176	154	112	168	174
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.09	$12.47	$8.13	$10.07	$11.30	$10.79	$12.06	$13.83	$14.39	$14.17
Value at end of period	$12.47	$8.13	$10.07	$11.30	$10.79	$12.06	$13.83	$14.39	$14.17	$14.79
Number of accumulation units outstanding at end of period	2,173	3,532	7,566	10,257	12,126	1,307	1,515	2,994	3,225	3,544
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.43	$12.90	$8.01	$10.13	$11.44	$10.76	$12.20	$14.47	$15.07	$14.79
Value at end of period	$12.90	$8.01	$10.13	$11.44	$10.76	$12.20	$14.47	$15.07	$14.79	$15.48
Number of accumulation units outstanding at end of period	177	432	817	125	3,543	2,552	3,021	4,115	4,460	2,493
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.77	$13.31	$7.89	$10.10	$11.46	$10.71	$12.19	$14.84	$15.51	$15.14
Value at end of period	$13.31	$7.89	$10.10	$11.46	$10.71	$12.19	$14.84	$15.51	$15.14	$15.88
Number of accumulation units outstanding at end of period	153	252	388	513	5,178	1,233	833	2,762	3,396	3,727
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.88	$12.25	$14.92	$15.62	$15.26
Value at end of period						$12.25	$14.92	$15.62	$15.26	$16.01
Number of accumulation units outstanding at end of period						1,922	2,422	2,869	3,264	3,793
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$8.00	$8.46	$9.40	$9.04	$10.13	$11.54	$12.10	$11.87
Value at end of period			$8.46	$9.40	$9.04	$10.13	$11.54	$12.10	$11.87	$12.44
Number of accumulation units outstanding at end of period			2	4	6	8	11	13	14	16

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.89	$11.29	$9.27	$10.71	$11.57	$11.45	$12.38	$13.06	$13.61	$13.43
Value at end of period	$11.29	$9.27	$10.71	$11.57	$11.45	$12.38	$13.06	$13.61	$13.43	$13.83
Number of accumulation units outstanding at end of period	0	194	0	0	0	0	0	56	464	421
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.67	$17.38	$13.09	$15.21	$16.65	$16.70	$18.49	$20.43	$21.47	$21.12
Value at end of period	$17.38	$13.09	$15.21	$16.65	$16.70	$18.49	$20.43	$21.47	$21.12	$22.00
Number of accumulation units outstanding at end of period	1,289	1,564	1,703	1,892	1,031	986	996	1,007	1,014	881
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.95	$18.58	$11.71	$14.45	$16.10	$15.41	$17.46	$21.07	$22.13	$21.55
Value at end of period	$18.58	$11.71	$14.45	$16.10	$15.41	$17.46	$21.07	$22.13	$21.55	$22.71
Number of accumulation units outstanding at end of period	382	311	786	1,167	300	305	298	59	23	24
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.08	$17.76	$12.17	$14.61	$16.13	$15.81	$17.70	$20.34	$21.39	$20.96
Value at end of period	$17.76	$12.17	$14.61	$16.13	$15.81	$17.70	$20.34	$21.39	$20.96	$22.03
Number of accumulation units outstanding at end of period	843	871	780	791	758	700	419	535	533	449
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$10.68	$10.62	$11.11	$11.73	$12.01	$11.54	$12.02	$11.87
Value at end of period			$10.62	$11.11	$11.73	$12.01	$11.54	$12.02	$11.87	$11.98
Number of accumulation units outstanding at end of period			2	4	5	5	5	24	23	23
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.59	$14.92	$10.80	$14.44	$17.37	$16.58	$19.01	$24.61	$27.28	$26.42
Value at end of period	$14.92	$10.80	$14.44	$17.37	$16.58	$19.01	$24.61	$27.28	$26.42	$32.31
Number of accumulation units outstanding at end of period	42	46	250	254	0	0	0	0	0	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.29	$18.09	$10.47	$13.95	$17.40	$17.53	$20.67	$28.29	$29.09	$27.23
Value at end of period	$18.09	$10.47	$13.95	$17.40	$17.53	$20.67	$28.29	$29.09	$27.23	$28.27
Number of accumulation units outstanding at end of period	915	937	932	1,112	75	16	16	1	1	1
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.69	$8.82	$10.12	$9.46	$11.75	$12.04	$13.54	$13.16
Value at end of period		$6.69	$8.82	$10.12	$9.46	$11.75	$12.04	$13.54	$13.16	$13.08
Number of accumulation units outstanding at end of period		893	938	967	1,526	497	69	57	57	56
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.40	$9.96	$6.03	$8.08	$10.19	$11.00	$12.53	$12.60	$16.13	$16.37
Value at end of period	$9.96	$6.03	$8.08	$10.19	$11.00	$12.53	$12.60	$16.13	$16.37	$16.82
Number of accumulation units outstanding at end of period	13	18	28	37	13	714	742	783	806	829
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.21	$20.75	$12.43	$16.12	$17.81	$16.73	$18.51	$24.58	$27.33	$27.74
Value at end of period	$20.75	$12.43	$16.12	$17.81	$16.73	$18.51	$24.58	$27.33	$27.74	$29.64
Number of accumulation units outstanding at end of period	73	156	131	184	919	36	54	98	98	97
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$13.57	$8.81	$12.09	$15.30	$13.43	$15.17	$20.33	$21.25	$20.60
Value at end of period		$8.81	$12.09	$15.30	$13.43	$15.17	$20.33	$21.25	$20.60	$22.69
Number of accumulation units outstanding at end of period		17	19	27	320	21	25	29	35	35
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.21	$13.68	$8.57	$10.85	$12.31	$11.88	$13.90	$18.49	$19.89	$18.43
Value at end of period	$13.68	$8.57	$10.85	$12.31	$11.88	$13.90	$18.49	$19.89	$18.43	$21.40
Number of accumulation units outstanding at end of period	76	2,225	2,470	2,850	259	136	144	144	262	143

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.85	$12.09	$9.13	$11.04	$12.22	$11.92	$13.25	$16.32	$17.52	$16.91
Value at end of period	$12.09	$9.13	$11.04	$12.22	$11.92	$13.25	$16.32	$17.52	$16.91	$19.22
Number of accumulation units outstanding at end of period	13,423	13,615	14,368	9,820	8,138	5,478	5,495	7,469	7,035	7,027
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$10.17	$10.40	$11.53	$11.12	$12.56	$16.57	$17.98	$17.20
Value at end of period			$10.40	$11.53	$11.12	$12.56	$16.57	$17.98	$17.20	$20.34
Number of accumulation units outstanding at end of period			269	269	0	0	16	1	1	1
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.92	$24.45	$11.74	$19.86	$23.55	$18.97	$22.27	$20.69	$20.57	$17.08
Value at end of period	$24.45	$11.74	$19.86	$23.55	$18.97	$22.27	$20.69	$20.57	$17.08	$19.01
Number of accumulation units outstanding at end of period	251	405	485	523	885	214	241	346	481	621
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.13	$17.28	$11.40	$14.12	$17.11	$17.17	$20.31	$26.34	$29.85	$28.53
Value at end of period	$17.28	$11.40	$14.12	$17.11	$17.17	$20.31	$26.34	$29.85	$28.53	$32.25
Number of accumulation units outstanding at end of period	615	714	751	1,123	651	108	92	94	95	89
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.81	$12.56	$8.67	$10.89	$13.60	$13.22	$15.47	$21.18	$22.62	$21.47
Value at end of period	$12.56	$8.67	$10.89	$13.60	$13.22	$15.47	$21.18	$22.62	$21.47	$25.73
Number of accumulation units outstanding at end of period	1	7	16	281	345	0	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.52	$14.20	$8.36	$11.49	$13.15	$11.91	$14.28	$17.89	$18.05	$18.52
Value at end of period	$14.20	$8.36	$11.49	$13.15	$11.91	$14.28	$17.89	$18.05	$18.52	$18.29
Number of accumulation units outstanding at end of period	21,850	19,338	17,633	12,899	9,845	5,399	4,929	5,790	6,150	5,133
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$8.45	$7.69	$12.66	$14.85	$14.53	$16.64	$18.43	$18.23	$17.13
Value at end of period		$7.69	$12.66	$14.85	$14.53	$16.64	$18.43	$18.23	$17.13	$19.30
Number of accumulation units outstanding at end of period		44	115	115	0	0	0	0	0	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$12.69	$9.07	$11.91	$13.38	$13.57	$15.31	$18.44	$20.39	$21.15
Value at end of period	$12.69	$9.07	$11.91	$13.38	$13.57	$15.31	$18.44	$20.39	$21.15	$22.52
Number of accumulation units outstanding at end of period	514	5,791	6,491	6,848	317	19	14	624	196	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.91	$13.31	$7.46	$10.76	$13.63	$12.94	$14.81	$19.73	$21.74	$21.86
Value at end of period	$13.31	$7.46	$10.76	$13.63	$12.94	$14.81	$19.73	$21.74	$21.86	$23.15
Number of accumulation units outstanding at end of period	5,365	4,746	4,546	3,410	3,693	2,229	2,093	2,159	2,438	1,837
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.59	$17.86	$11.32	$13.95	$15.80	$15.44	$17.83	$22.80	$24.15	$22.16
Value at end of period	$17.86	$11.32	$13.95	$15.80	$15.44	$17.83	$22.80	$24.15	$22.16	$25.94
Number of accumulation units outstanding at end of period	80	89	96	76	684	5	5	5	5	4
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.61	$23.41	$13.33	$18.79	$21.64	$21.10	$24.72	$33.93	$36.35	$39.70
Value at end of period	$23.41	$13.33	$18.79	$21.64	$21.10	$24.72	$33.93	$36.35	$39.70	$39.72
Number of accumulation units outstanding at end of period	2,188	2,101	2,929	1,867	704	270	258	415	443	330
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.60	$18.03	$8.97	$12.17	$13.65	$11.79	$13.80	$15.55	$15.16	$14.80
Value at end of period	$18.03	$8.97	$12.17	$13.65	$11.79	$13.80	$15.55	$15.16	$14.80	$14.86
Number of accumulation units outstanding at end of period	94	13	13	0	5	8	10	13	17	17

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.27	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28	$10.20	
Value at end of period	$9.30	$9.27	$9.73	$10.57	$8.91	$7.61	$8.77	$8.17	$6.28	
Number of accumulation units outstanding at end of period	119	608	302	286	276	5,123	2,433	2,731	2,352	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$11.50	$12.63	$13.18	$10.23	$8.53	$9.18	$9.00			
Value at end of period	$12.57	$11.50	$12.63	$13.18	$10.23	$8.53	$9.18			
Number of accumulation units outstanding at end of period	3	65	57	47	34	19	3			
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28	$7.94		
Value at end of period	$11.20	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28		
Number of accumulation units outstanding at end of period	41	41	23	0	0	0	372	352		
WANGER SELECT										
Value at beginning of period	$20.43	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92	$15.78	$14.64
Value at end of period	$22.82	$20.43	$20.67	$20.34	$15.33	$13.13	$16.19	$12.98	$7.92	$15.78
Number of accumulation units outstanding at end of period	0	0	0	0	97	837	88	175	148	92
WANGER USA										
Value at beginning of period	$21.28	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32	$14.00	$13.47
Value at end of period	$23.84	$21.28	$21.72	$21.03	$15.95	$13.49	$14.18	$11.66	$8.32	$14.00
Number of accumulation units outstanding at end of period	92	311	93	93	93	357	5,828	5,342	4,832	603
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-4)										
Value at beginning of period	$18.52	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64	$13.11	$12.81
Value at end of period	$20.70	$18.52	$18.84	$17.20	$13.23	$11.94	$11.32	$10.13	$8.64	$13.11
Number of accumulation units outstanding at end of period	165	207	202	470	468	1,267	1,696	1,925	1,529	2,194
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$32.33	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31	$21.28	$23.49
Value at end of period	$41.07	$32.33	$34.37	$32.48	$23.87	$21.34	$22.13	$18.32	$14.31	$21.28
Number of accumulation units outstanding at end of period	59	159	159	269	269	279	801	955	786	945

TABLE 33

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93	$12.83		
Value at end of period	$20.50	$20.40	$20.21	$19.58	$14.75	$13.03	$13.96	$12.93		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	680	596		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$15.40	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55	$8.87		
Value at end of period	$16.32	$15.40	$15.70	$13.97	$11.55	$10.54	$10.90	$9.55		
Number of accumulation units outstanding at end of period	195	217	241	1,354	1,369	1,505	578	101		

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.50	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83	$8.82		
Value at end of period	$16.70	$15.50	$16.20	$15.07	$11.79	$10.92	$10.87	$9.83		
Number of accumulation units outstanding at end of period	324	390	463	1,404	1,407	1,614	565	603		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10	$11.00			
Value at end of period	$11.69	$11.33	$11.75	$11.62	$12.98	$12.35	$11.10			
Number of accumulation units outstanding at end of period	0	0	0	0	0	768	163			
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.78	$19.00	$17.58	$12.35	$10.77	$11.55				
Value at end of period	$20.51	$16.78	$19.00	$17.58	$12.35	$10.77				
Number of accumulation units outstanding at end of period	40	40	41	41	41	32				
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57	$12.63			
Value at end of period	$25.86	$21.46	$23.40	$22.33	$17.00	$15.25	$15.57			
Number of accumulation units outstanding at end of period	103	104	114	397	411	395	74			
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.85	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82	$17.47	$17.26
Value at end of period	$23.21	$21.85	$22.67	$21.00	$18.07	$16.59	$16.11	$14.59	$11.82	$17.47
Number of accumulation units outstanding at end of period	177	177	177	177	177	361	177	177	178	237
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	$8.87	
Value at end of period	$14.49	$12.81	$13.30	$12.08	$9.38	$8.28	$8.85	$7.73	$6.16	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,129	989	150	
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58	$8.10			
Value at end of period	$15.96	$14.22	$15.22	$13.80	$10.36	$9.03	$9.58			
Number of accumulation units outstanding at end of period	0	0	0	124	124	125	118			
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$18.37	$18.80	$19.61	$16.56	$14.10	$16.57	$15.38	$11.22	$19.16	$16.36
Value at end of period	$18.22	$18.37	$18.80	$19.61	$16.56	$14.10	$16.57	$15.38	$11.22	$19.16
Number of accumulation units outstanding at end of period	1,385	1,454	1,070	1,963	1,965	2,203	1,235	1,609	809	461
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$43.90	$44.27	$40.14	$31.04	$27.06	$28.18	$24.41	$18.26	$32.24	$27.83
Value at end of period	$46.71	$43.90	$44.27	$40.14	$31.04	$27.06	$28.18	$24.41	$18.26	$32.24
Number of accumulation units outstanding at end of period	1,917	1,994	1,179	1,623	2,578	4,221	4,140	6,050	6,546	5,944
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.00	$28.54	$26.64	$21.11	$18.26	$18.36	$16.19	$12.62	$22.34	$22.34
Value at end of period	$31.39	$27.00	$28.54	$26.64	$21.11	$18.26	$18.36	$16.19	$12.62	$22.34
Number of accumulation units outstanding at end of period	1,697	2,019	837	976	1,472	3,167	2,067	3,869	2,271	2,236
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.20	$27.66	$25.22	$18.78	$16.62	$16.84	$13.77	$10.89	$20.93	$16.74
Value at end of period	$29.00	$29.20	$27.66	$25.22	$18.78	$16.62	$16.84	$13.77	$10.89	$20.93
Number of accumulation units outstanding at end of period	2,298	2,300	2,266	2,698	4,985	10,097	5,694	7,724	6,516	4,855

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.10	$22.08	$12.22	$15.23	$16.97	$13.85	$16.47	$21.17	$19.17	$19.57
Value at end of period	$22.08	$12.22	$15.23	$16.97	$13.85	$16.47	$21.17	$19.17	$19.57	$18.30
Number of accumulation units outstanding at end of period	1,133	1,146	1,785	1,135	2,431	1,060	333	333	317	288
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.01	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63
Value at end of period	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63	$31.59
Number of accumulation units outstanding at end of period	705	768	325	0	726	334	8	8	8	0
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$7.39	$8.00	$8.98	$8.68	$10.01	$12.97	$13.91	$14.16
Value at end of period			$8.00	$8.98	$8.68	$10.01	$12.97	$13.91	$14.16	$15.69
Number of accumulation units outstanding at end of period			456	1,151	1,989	1,681	1,384	1,383	1,382	1,381
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.43	$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83
Value at end of period			$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83	$18.57
Number of accumulation units outstanding at end of period			24	172	313	128	128	128	128	128
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.15	$35.85	$49.49	$52.87	$54.69
Value at end of period						$35.85	$49.49	$52.87	$54.69	$55.10
Number of accumulation units outstanding at end of period						348	316	280	333	333
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.77	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58
Value at end of period	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58	$14.75
Number of accumulation units outstanding at end of period	3,315	2,674	2,693	2,109	6,554	2,176	2,174	1,917	1,754	1,692
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$10.92	$11.48	$16.37	$20.30	$19.71	$22.78	$29.71	$32.93	$33.74
Value at end of period		$11.48	$16.37	$20.30	$19.71	$22.78	$29.71	$32.93	$33.74	$37.35
Number of accumulation units outstanding at end of period		13	13	13	13	13	13	13	0	0
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$18.25	$18.97	$21.16	$22.51	$23.67	$25.26	$24.85	$25.69	$25.36
Value at end of period		$18.97	$21.16	$22.51	$23.67	$25.26	$24.85	$25.69	$25.36	$25.60
Number of accumulation units outstanding at end of period		8	8	8	8	8	8	8	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$10.99	$11.78	$15.98	$18.23	$15.49	$18.33	$23.18	$24.54	$23.62
Value at end of period		$11.78	$15.98	$18.23	$15.49	$18.33	$23.18	$24.54	$23.62	$23.75
Number of accumulation units outstanding at end of period		4	4	4	4	4	4	4	0	0
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$10.07	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13
Value at end of period		$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13	$20.05
Number of accumulation units outstanding at end of period		4	0	93	154	0	0	0	0	0
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.68	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15	$19.10
Value at end of period	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15	$19.10	$21.90
Number of accumulation units outstanding at end of period	1,835	2,209	1,229	1,002	1,644	432	0	0	0	0

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.28	$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21	$15.88
Value at end of period	$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21	$15.88	$17.19
Number of accumulation units outstanding at end of period	137	424	0	0	0	0	0	0	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$11.31	$13.84	$15.37	$13.99	$16.64	$20.78	$21.13	$21.92
Value at end of period			$13.84	$15.37	$13.99	$16.64	$20.78	$21.13	$21.92	$21.99
Number of accumulation units outstanding at end of period			1,006	962	723	549	548	547	546	545
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$48.87	$64.43	$32.99	$59.05	$73.88	$59.61	$70.96	$75.74	$71.03	$60.13
Value at end of period	$64.43	$32.99	$59.05	$73.88	$59.61	$70.96	$75.74	$71.03	$60.13	$63.32
Number of accumulation units outstanding at end of period	289	296	393	232	174	666	666	521	625	620
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$13.46	$14.32	$19.71	$22.52	$20.35	$24.30	$30.48	$30.71	$31.45
Value at end of period		$14.32	$19.71	$22.52	$20.35	$24.30	$30.48	$30.71	$31.45	$31.01
Number of accumulation units outstanding at end of period		13	13	13	13	13	13	13	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.26	$12.90	$7.90	$10.68	$12.98	$12.51	$14.54	$20.20	$22.27	$20.64
Value at end of period	$12.90	$7.90	$10.68	$12.98	$12.51	$14.54	$20.20	$22.27	$20.64	$24.01
Number of accumulation units outstanding at end of period	6	42	0	0	136	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.83	$12.75	$8.70	$10.40	$11.47	$11.09	$12.16	$13.94	$14.83	$14.53
Value at end of period	$12.75	$8.70	$10.40	$11.47	$11.09	$12.16	$13.94	$14.83	$14.53	$15.14
Number of accumulation units outstanding at end of period	114	192	960	0	342	235	0	0	731	731
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.75	$11.71	$10.72	$12.50	$13.31	$14.65	$15.69	$14.03	$14.25	$13.66
Value at end of period	$11.71	$10.72	$12.50	$13.31	$14.65	$15.69	$14.03	$14.25	$13.66	$14.15
Number of accumulation units outstanding at end of period	5	4	859	759	639	1,085	1,085	532	531	531
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.67	$12.71	$5.23	$9.00	$10.28	$7.76	$8.55	$8.26	$7.12	$5.93
Value at end of period	$12.71	$5.23	$9.00	$10.28	$7.76	$8.55	$8.26	$7.12	$5.93	$6.21
Number of accumulation units outstanding at end of period	930	1,170	38	81	120	126	126	126	126	125
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.41	$11.89	$7.57	$11.96	$13.91	$13.47	$15.41	$17.01	$16.77	$15.87
Value at end of period	$11.89	$7.57	$11.96	$13.91	$13.47	$15.41	$17.01	$16.77	$15.87	$17.86
Number of accumulation units outstanding at end of period	643	516	583	844	509	183	183	182	182	182
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$8.05	$8.23	$10.13	$8.55	$10.28	$13.10	$13.14	$13.29
Value at end of period			$8.23	$10.13	$8.55	$10.28	$13.10	$13.14	$13.29	$13.84
Number of accumulation units outstanding at end of period			960	1,086	0	0	0	0	0	0
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.37	$13.50	$14.14	$16.56	$18.38	$17.68	$20.16	$20.30	$20.32	$19.16
Value at end of period	$13.50	$14.14	$16.56	$18.38	$17.68	$20.16	$20.30	$20.32	$19.16	$20.05
Number of accumulation units outstanding at end of period	1,023	1,557	893	1,279	1,477	2,074	2,072	1,269	1,242	1,214

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$10.44			
Value at end of period	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38			
Number of accumulation units outstanding at end of period	0	0	0	0	0	59	59			
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50	$13.28
Value at end of period	$22.34	$20.91	$20.15	$18.72	$14.20	$11.96	$12.76	$11.53	$8.70	$14.50
Number of accumulation units outstanding at end of period	1,978	2,027	1,471	1,673	2,355	3,270	1,134	1,554	649	704
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.86	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28	$20.16	$19.38
Value at end of period	$25.35	$23.86	$24.68	$23.59	$20.52	$18.33	$18.85	$16.77	$14.28	$20.16
Number of accumulation units outstanding at end of period	456	457	458	459	561	599	1,420	1,459	1,357	1,097
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.45	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62	$11.56	$10.67
Value at end of period	$13.04	$12.45	$13.37	$13.35	$14.12	$13.44	$13.16	$11.39	$9.62	$11.56
Number of accumulation units outstanding at end of period	486	487	283	288	1,412	1,076	454	1,304	699	1,120
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.31	$10.01								
Value at end of period	$9.72	$9.31								
Number of accumulation units outstanding at end of period	846	873								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.11	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36	$13.21	$12.75
Value at end of period	$11.95	$12.11	$12.29	$12.47	$12.66	$12.85	$13.04	$13.20	$13.36	$13.21
Number of accumulation units outstanding at end of period	3,512	3,168	3,008	2,739	2,718	3,190	1,614	4,626	5,570	4,415
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.63	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27	$16.71	$15.80
Value at end of period	$24.47	$22.63	$23.30	$21.36	$16.60	$14.55	$14.81	$13.17	$10.27	$16.71
Number of accumulation units outstanding at end of period	4,050	4,447	3,174	3,220	7,133	9,334	10,332	13,350	7,858	7,122
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	$12.67		
Value at end of period	$18.78	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78		
Number of accumulation units outstanding at end of period	54	71	88	343	343	495	793	611		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.05	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62	$22.02	$21.28
Value at end of period	$32.64	$30.05	$30.24	$26.96	$20.59	$18.26	$18.56	$16.53	$13.62	$22.02
Number of accumulation units outstanding at end of period	2,156	2,402	2,041	2,043	2,318	5,764	2,891	6,208	3,313	3,243
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82
Value at end of period	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67
Number of accumulation units outstanding at end of period	1,337	1,340	1,142	1,143	1,737	2,318	2,168	3,104	2,902	2,693
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18
Value at end of period	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87
Number of accumulation units outstanding at end of period	0	0	15	15	509	2,426	28	719	612	514
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.20	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24	$16.91	$16.19
Value at end of period	$21.79	$21.20	$21.40	$20.36	$20.69	$19.20	$18.13	$16.75	$15.24	$16.91
Number of accumulation units outstanding at end of period	415	422	41	41	42	1,295	977	1,491	1,041	1,018

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.86	$7.44	$7.91	$6.84	$8.00	$9.57	$8.87	$8.66
Value at end of period			$7.44	$7.91	$6.84	$8.00	$9.57	$8.87	$8.66	$8.60
Number of accumulation units outstanding at end of period			38	37	36	12	12	12	0	0
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.30	$10.27	$11.94	$15.41	$17.24	$18.07
Value at end of period					$10.27	$11.94	$15.41	$17.24	$18.07	$18.51
Number of accumulation units outstanding at end of period					5,342	4,629	2,608	3,645	5,609	5,570
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.31	$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13	$12.36
Value at end of period	$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13	$12.36	$13.87
Number of accumulation units outstanding at end of period	1,224	1,156	3,288	2,288	3,488	1,913	2,160	2,160	4,745	4,743
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.77	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63	$24.39
Value at end of period	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63	$24.39	$25.77
Number of accumulation units outstanding at end of period	80	76	0	22	189	71	365	28	28	11
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$10.22	$10.38	$13.36	$15.18	$14.90
Value at end of period						$10.38	$13.36	$15.18	$14.90	$15.97
Number of accumulation units outstanding at end of period						830	706	705	705	705
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2011)										
Value at beginning of period					$14.28	$14.28	$16.10	$20.94	$23.33	$24.73
Value at end of period					$14.28	$16.10	$20.94	$23.33	$24.73	$25.96
Number of accumulation units outstanding at end of period					32	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.86	$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92
Value at end of period			$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92	$16.30
Number of accumulation units outstanding at end of period			839	0	49	0	0	0	0	17
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period					$12.81	$12.81	$14.63	$18.94	$20.94	$19.85
Value at end of period					$12.81	$14.63	$18.94	$20.94	$19.85	$22.55
Number of accumulation units outstanding at end of period					34	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.19	$28.36	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74
Value at end of period	$28.36	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74	$54.87
Number of accumulation units outstanding at end of period	2,629	2,623	4,023	2,327	2,870	2,202	1,292	1,267	963	670
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.08	$12.45	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10
Value at end of period	$12.45	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10	$14.70
Number of accumulation units outstanding at end of period	0	0	1,297	96	1,664	1,603	1,603	0	1,309	1,339
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.42	$12.88	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71
Value at end of period	$12.88	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71	$15.39
Number of accumulation units outstanding at end of period	1,810	2,270	685	740	2,449	678	676	675	673	669

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.20	$11.43	$10.68	$12.15	$14.77	$15.44	$15.06
Value at end of period				$11.43	$10.68	$12.15	$14.77	$15.44	$15.06	$15.79
Number of accumulation units outstanding at end of period				28	737	0	0	0	0	0
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.27	$11.50	$10.75	$12.24	$14.89	$15.58	$15.22
Value at end of period				$11.50	$10.75	$12.24	$14.89	$15.58	$15.22	$15.96
Number of accumulation units outstanding at end of period				18	917	0	0	0	0	0
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$8.17	$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83
Value at end of period			$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83	$12.39
Number of accumulation units outstanding at end of period			163	189	174	293	401	237	328	526
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$11.59	$11.41	$12.34	$13.00	$13.55	$13.36
Value at end of period					$11.41	$12.34	$13.00	$13.55	$13.36	$13.75
Number of accumulation units outstanding at end of period					671	673	804	918	917	915
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$8.95	$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77
Value at end of period			$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27
Number of accumulation units outstanding at end of period			3	134	258	374	438	434	10	8
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.58	$17.28	$13.01	$15.11	$16.53	$16.57	$18.34	$20.25	$21.27	$20.91
Value at end of period	$17.28	$13.01	$15.11	$16.53	$16.57	$18.34	$20.25	$21.27	$20.91	$21.77
Number of accumulation units outstanding at end of period	248	247	246	228	227	149	149	149	148	148
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.85	$18.47	$11.63	$14.35	$15.99	$15.29	$17.32	$20.88	$21.92	$21.34
Value at end of period	$18.47	$11.63	$14.35	$15.99	$15.29	$17.32	$20.88	$21.92	$21.34	$22.48
Number of accumulation units outstanding at end of period	2,986	2,745	1,762	1,655	1,667	1,045	873	869	668	619
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.99	$17.66	$12.09	$14.51	$16.02	$15.69	$17.55	$20.16	$21.19	$20.76
Value at end of period	$17.66	$12.09	$14.51	$16.02	$15.69	$17.55	$20.16	$21.19	$20.76	$21.81
Number of accumulation units outstanding at end of period	1,435	1,272	1,641	1,232	1,571	858	151	48	48	47
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$11.18	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83
Value at end of period				$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93
Number of accumulation units outstanding at end of period				111	730	0	0	0	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$17.46	$16.50	$18.91	$24.47	$27.11	$26.24
Value at end of period					$16.50	$18.91	$24.47	$27.11	$26.24	$32.07
Number of accumulation units outstanding at end of period					2	531	531	531	531	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.25	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05
Value at end of period	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07
Number of accumulation units outstanding at end of period	89	265	31	75	412	758	726	726	726	717

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11
Value at end of period		$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03
Number of accumulation units outstanding at end of period		6	0	0	0	0	0	0	0	0
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.28	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29
Value at end of period	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73
Number of accumulation units outstanding at end of period	42	68	6	6	6	0	0	0	0	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$20.10	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55
Value at end of period	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42
Number of accumulation units outstanding at end of period	4	27	0	0	0	0	0	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.70	$9.62	$10.82	$14.92	$15.34	$14.66
Value at end of period					$9.62	$10.82	$14.92	$15.34	$14.66	$17.87
Number of accumulation units outstanding at end of period					79	0	0	0	0	0
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$13.44	$8.80	$12.06	$15.25	$13.38	$15.11	$20.25	$21.15	$20.49
Value at end of period		$8.80	$12.06	$15.25	$13.38	$15.11	$20.25	$21.15	$20.49	$22.56
Number of accumulation units outstanding at end of period		38	634	126	516	467	405	72	72	28
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31
Value at end of period	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24
Number of accumulation units outstanding at end of period	341	40	0	0	489	1,115	1,114	1,114	992	975
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.84	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82
Value at end of period	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10
Number of accumulation units outstanding at end of period	4,996	7,418	5,770	4,626	7,593	3,741	3,737	3,392	4,351	4,349
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$11.70	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11
Value at end of period		$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22
Number of accumulation units outstanding at end of period		4	0	0	282	0	0	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$24.42	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99
Value at end of period	$24.42	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90
Number of accumulation units outstanding at end of period	120	171	449	581	231	74	73	73	72	72
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$17.58	$17.23	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33
Value at end of period	$17.23	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01
Number of accumulation units outstanding at end of period	44	99	1	1	216	1,317	1,362	1,362	1,352	850
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$9.91	$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36
Value at end of period			$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36	$25.58
Number of accumulation units outstanding at end of period			27	83	127	134	134	134	133	133

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.51	$14.18	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42
Value at end of period	$14.18	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42	$18.19
Number of accumulation units outstanding at end of period	13,201	14,371	23,132	11,567	18,889	10,419	3,627	2,919	4,898	4,490
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.95	$11.04	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05
Value at end of period	$11.04	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05	$19.20
Number of accumulation units outstanding at end of period	1	9	0	0	0	0	0	432	432	432
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.33	$12.68	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03
Value at end of period	$12.68	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03	$22.39
Number of accumulation units outstanding at end of period	741	995	1,320	2,937	5,011	4,807	5,666	4,748	4,715	4,468
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.90	$13.29	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74
Value at end of period	$13.29	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74	$23.01
Number of accumulation units outstanding at end of period	8,707	11,581	13,852	9,032	16,659	8,737	8,201	7,072	8,483	8,332
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.56	$17.82	$11.29	$13.90	$15.74	$15.37	$17.75	$22.68	$24.01	$22.02
Value at end of period	$17.82	$11.29	$13.90	$15.74	$15.37	$17.75	$22.68	$24.01	$22.02	$25.77
Number of accumulation units outstanding at end of period	378	517	511	511	379	268	268	267	171	171
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.50	$23.27	$13.25	$18.66	$21.48	$20.93	$24.52	$33.64	$36.02	$39.31
Value at end of period	$23.27	$13.25	$18.66	$21.48	$20.93	$24.52	$33.64	$36.02	$39.31	$39.32
Number of accumulation units outstanding at end of period	1,235	1,335	4,894	1,125	3,000	2,349	299	218	530	500
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23
Value at end of period		$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23	$9.26
Number of accumulation units outstanding at end of period		4,559	4,407	2,131	1,886	1,888	936	935	935	19
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$10.98	$10.46	$5.61	$8.27	$10.18	$8.56	$10.25	$12.36	$11.64	$11.48
Value at end of period	$10.46	$5.61	$8.27	$10.18	$8.56	$10.25	$12.36	$11.64	$11.48	$11.15
Number of accumulation units outstanding at end of period	1,070	1,375	937	1,164	170	0	0	854	854	853
WANGER SELECT										
Value at beginning of period	$14.62	$15.75	$7.90	$12.94	$16.13	$13.08	$15.27	$20.24	$20.56	$20.31
Value at end of period	$15.75	$7.90	$12.94	$16.13	$13.08	$15.27	$20.24	$20.56	$20.31	$22.68
Number of accumulation units outstanding at end of period	787	789	1,273	1,552	169	848	847	847	847	242
WANGER USA										
Value at beginning of period	$13.46	$13.97	$8.30	$11.63	$14.13	$13.44	$15.88	$20.93	$21.60	$21.15
Value at end of period	$13.97	$8.30	$11.63	$14.13	$13.44	$15.88	$20.93	$21.60	$21.15	$23.69
Number of accumulation units outstanding at end of period	349	275	913	1,076	120	0	0	0	0	0
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.79	$13.09	$8.62	$10.11	$11.28	$11.89	$13.18	$17.11	$18.74	$18.42
Value at end of period	$13.09	$8.62	$10.11	$11.28	$11.89	$13.18	$17.11	$18.74	$18.42	$20.57
Number of accumulation units outstanding at end of period	170	149	0	0	723	245	466	221	160	97
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.41	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12	$32.08
Value at end of period	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12	$32.08	$40.74
Number of accumulation units outstanding at end of period	45	21	4	4	4	0	0	0	0	0

CFI 304

Condensed Financial Information (continued)

TABLE 34

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96	$10.00		
Value at end of period	$20.89	$20.74	$20.50	$19.81	$14.88	$13.12	$14.02	$12.96		
Number of accumulation units outstanding at end of period	38,475	38,909	34,110	39,402	30,680	33,167	33,327	17,841		
ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.91	$12.73	$11.55	$8.82	$7.82	$7.78	$6.99	$6.09	$9.61	
Value at end of period	$13.44	$11.91	$12.73	$11.55	$8.82	$7.82	$7.78	$6.99	$6.09	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	426	426	426	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.08	$20.42	$18.13	$14.95	$13.61	$14.04	$12.27	$9.78		
Value at end of period	$21.34	$20.08	$20.42	$18.13	$14.95	$13.61	$14.04	$12.27		
Number of accumulation units outstanding at end of period	311,750	341,062	412,623	399,081	377,898	336,271	244,636	93,645		
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31	$12.01	$9.81		
Value at end of period	$20.75	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31	$12.01		
Number of accumulation units outstanding at end of period	563,933	561,135	598,156	623,524	553,337	490,630	376,353	142,723		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69	$10.07		
Value at end of period	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.69		
Number of accumulation units outstanding at end of period	294,414	324,490	374,194	408,029	647,130	591,126	259,552	182,946		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.29	$10.09								
Value at end of period	$9.81	$9.29								
Number of accumulation units outstanding at end of period	79,335	11,635								
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.80	$18.80	$17.15	$12.01	$10.10	$11.54	$10.25			
Value at end of period	$20.32	$17.80	$18.80	$17.15	$12.01	$10.10	$11.54			
Number of accumulation units outstanding at end of period	164,496	203,524	187,146	192,705	66,427	83,460	38,754			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$5.56	$9.99	
Value at end of period	$9.33	$10.45	$11.01	$11.26	$9.11	$7.35	$8.03	$7.68	$5.56	
Number of accumulation units outstanding at end of period	419,335	506,293	452,582	395,930	208,888	136,630	133,229	88,129	20,632	
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71	$9.49			
Value at end of period	$20.85	$17.02	$19.22	$17.74	$12.43	$10.81	$11.71			
Number of accumulation units outstanding at end of period	351,961	357,894	437,609	373,361	189,894	169,341	93,780			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.03	$9.14
Value at end of period									$9.14	$10.41
Number of accumulation units outstanding at end of period									25,368	118,216
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.05	$10.06
Value at end of period									$10.06	$9.33
Number of accumulation units outstanding at end of period									508,695	596,852
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.38	$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82
Value at end of period			$12.60	$15.64	$15.35	$17.16	$22.59	$23.74	$21.82	$26.36
Number of accumulation units outstanding at end of period			9,887	73,296	111,689	100,885	131,769	119,794	94,355	101,387
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.46	$24.82	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66
Value at end of period	$24.82	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66	$33.72
Number of accumulation units outstanding at end of period	750,365	623,036	544,542	504,098	482,274	456,674	418,686	410,550	378,632	348,506
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.95	$9.46	$10.81	$11.00	$14.14	$14.67
Value at end of period					$9.46	$10.81	$11.00	$14.14	$14.67	$15.30
Number of accumulation units outstanding at end of period					24,589	63,769	86,635	202,339	256,081	234,925
COLUMBIA ACORN® FUND (CLASS Z)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.87	$6.34	$8.74	$10.87	$10.24	$11.93	$15.42	$15.35	$14.93
Value at end of period		$6.34	$8.74	$10.87	$10.24	$11.93	$15.42	$15.35	$14.93	$16.27
Number of accumulation units outstanding at end of period		1,928	2,383	2,722	3,003	3,277	3,506	3,807	480	0
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.52	$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06
Value at end of period		$6.17	$7.76	$8.91	$8.35	$9.48	$12.26	$13.53	$13.06	$14.81
Number of accumulation units outstanding at end of period		54,341	88,604	151,439	168,127	186,616	210,871	202,378	189,100	185,248
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.17	$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49
Value at end of period		$6.08	$7.94	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49	$16.31
Number of accumulation units outstanding at end of period		16,918	34,658	57,829	76,361	74,528	88,455	172,083	152,872	123,822
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period							$10.35	$12.03	$12.52	$11.57
Value at end of period							$12.03	$12.52	$11.57	$14.97
Number of accumulation units outstanding at end of period							3,842	11,293	18,690	42,396
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.47	$19.34	$11.35	$15.60	$16.85	$14.38	$16.92	$20.09	$19.31	$18.91
Value at end of period	$19.34	$11.35	$15.60	$16.85	$14.38	$16.92	$20.09	$19.31	$18.91	$18.81
Number of accumulation units outstanding at end of period	2,852,300	3,083,530	3,252,868	3,213,485	3,072,528	2,823,848	2,644,801	2,509,696	2,399,657	2,229,170

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.73	$36.84	$20.92	$28.03	$32.45	$31.24	$35.91	$46.56	$51.48	$51.18
Value at end of period	$36.84	$20.92	$28.03	$32.45	$31.24	$35.91	$46.56	$51.48	$51.18	$54.59
Number of accumulation units outstanding at end of period	9,575,560	8,286,539	7,681,516	7,117,352	6,618,156	5,998,782	5,517,345	5,132,547	4,733,596	4,278,649
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.59	$26.66	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87
Value at end of period	$26.66	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87	$38.31
Number of accumulation units outstanding at end of period	4,395,497	3,663,836	3,266,009	2,949,902	2,627,468	2,348,189	2,125,694	1,927,323	1,724,287	1,558,163
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.95	$23.76	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81
Value at end of period	$23.76	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66
Number of accumulation units outstanding at end of period	5,530,478	4,753,255	4,255,040	3,972,441	3,713,244	3,419,263	3,137,717	3,009,629	2,786,258	2,528,385
FIDELITY® VIP MID CAP PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2015)										
Value at beginning of period									$17.75	$16.71
Value at end of period									$16.71	$18.53
Number of accumulation units outstanding at end of period									169	169
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.53	$23.78	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51
Value at end of period	$23.78	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51	$20.16
Number of accumulation units outstanding at end of period	959,982	762,220	688,072	578,608	524,509	451,126	424,761	386,509	365,456	323,962
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.25	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54
Value at end of period	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54	$32.83
Number of accumulation units outstanding at end of period	1,184,182	1,140,864	1,107,964	1,100,589	1,029,137	954,573	909,417	800,450	705,843	689,840
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.10	$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44
Value at end of period		$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44	$16.04
Number of accumulation units outstanding at end of period		325,547	785,000	888,051	944,377	881,974	914,856	948,483	1,112,564	1,161,188
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period			$9.78	$12.26	$13.63	$12.62	$13.76	$17.55	$18.11	$17.11
Value at end of period			$12.26	$13.63	$12.62	$13.76	$17.55	$18.11	$17.11	$18.93
Number of accumulation units outstanding at end of period			43,590	57,907	56,250	43,289	43,248	41,276	39,996	33,689
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.92	$49.71	$53.24	$55.21
Value at end of period						$35.92	$49.71	$53.24	$55.21	$55.76
Number of accumulation units outstanding at end of period						187,772	177,331	175,757	161,189	146,924
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.96	$10.63	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21	$14.16
Value at end of period	$10.63	$7.33	$9.29	$10.05	$9.92	$11.16	$14.24	$15.21	$14.16	$15.42
Number of accumulation units outstanding at end of period	1,796,063	1,576,599	1,425,089	1,254,149	1,121,646	1,023,596	920,024	845,007	764,571	695,916
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$11.46	$10.36
Value at end of period									$10.36	$10.41
Number of accumulation units outstanding at end of period									80,746	114,161

CFI 307

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.45	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59
Value at end of period	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27
Number of accumulation units outstanding at end of period	8,256	6,529	6,066	5,314	3,648	3,747	2,666	2,357	2,140	1,941
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.46	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03
Value at end of period	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85
Number of accumulation units outstanding at end of period	12,559	10,622	10,173	9,639	9,050	9,043	5,889	4,791	4,150	3,956
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$21.18	$22.38	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21	$31.88
Value at end of period	$22.38	$23.44	$26.20	$27.94	$29.46	$31.52	$31.08	$32.21	$31.88	$32.26
Number of accumulation units outstanding at end of period	3,196	3,020	1,474	1,484	1,447	624	593	605	614	298
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$25.10	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30
Value at end of period	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55
Number of accumulation units outstanding at end of period	8,091	6,444	5,389	5,019	4,270	4,186	3,819	2,277	1,406	1,436
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.34	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30
Value at end of period	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04
Number of accumulation units outstanding at end of period	4,554	3,478	3,233	2,757	1,926	2,024	1,722	1,584	1,609	1,310
LAZARAD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.28
Value at end of period										$9.65
Number of accumulation units outstanding at end of period										11,333
LKCM AQUINAS CATHOLIC EQUITY FUND										
(Funds were first received in this option during July 2016)										
Value at beginning of period										$10.03
Value at end of period										$10.33
Number of accumulation units outstanding at end of period										1,584
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.35	$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44
Value at end of period		$7.15	$9.08	$11.18	$10.84	$12.43	$16.64	$17.27	$16.44	$20.48
Number of accumulation units outstanding at end of period		13,495	72,170	124,844	178,748	191,284	202,776	188,554	173,914	162,595
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80
Value at end of period	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76
Number of accumulation units outstanding at end of period	2,009,152	1,608,995	1,486,108	1,333,018	1,224,326	1,078,778	987,181	877,036	792,164	700,504
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$10.00
Value at end of period										$10.08
Number of accumulation units outstanding at end of period										58,068
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period							$9.94	$9.71	$10.15	$10.02
Value at end of period							$9.71	$10.15	$10.02	$10.12
Number of accumulation units outstanding at end of period							36,068	209,536	329,211	349,521

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.26	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84	$11.33	$10.69
Value at end of period	$17.65	$16.26	$16.56	$15.21	$11.16	$10.20	$10.65	$8.80	$6.84	$11.33
Number of accumulation units outstanding at end of period	154,313	160,815	185,351	236,579	178,096	191,547	156,370	106,032	99,707	71,654
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$22.57	$21.70	$21.29	$17.01	$14.26	$15.63	$14.04	$10.34	$16.85	$14.72
Value at end of period	$22.69	$22.57	$21.70	$21.29	$17.01	$14.26	$15.63	$14.04	$10.34	$16.85
Number of accumulation units outstanding at end of period	858,435	812,491	778,871	784,426	817,966	818,726	822,617	813,928	800,025	708,559
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$62.49	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69	$65.63	$49.65
Value at end of period	$65.97	$62.49	$73.63	$78.32	$73.19	$61.33	$75.82	$60.46	$33.69	$65.63
Number of accumulation units outstanding at end of period	747,315	789,046	860,216	924,300	1,021,259	1,095,189	1,179,705	1,135,349	1,006,711	1,150,491
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$32.87	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70	$24.89	$23.71
Value at end of period	$32.49	$32.87	$32.02	$31.70	$25.21	$21.05	$23.25	$20.30	$14.70	$24.89
Number of accumulation units outstanding at end of period	2,257	2,254	2,292	3,018	3,635	3,922	4,832	5,992	7,491	13,019
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$19.90	$20.62	$20.30	$20.58	$18.36	$18.43	$16.23	$13.83	$16.33	$15.07
Value at end of period	$20.94	$19.90	$20.62	$20.30	$20.58	$18.36	$18.43	$16.23	$13.83	$16.33
Number of accumulation units outstanding at end of period	526	821	774	742	1,006	1,458	1,614	1,650	2,902	2,952
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32
Value at end of period	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99
Number of accumulation units outstanding at end of period	281,635	301,639	271,795	272,934	207,442	215,726	235,384	261,711	223,505	237,160
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99	$12.02
Value at end of period	$15.78	$15.10	$15.37	$14.41	$12.54	$11.41	$11.77	$10.65	$8.89	$12.99
Number of accumulation units outstanding at end of period	459,278	512,589	560,921	593,399	656,540	759,420	848,392	1,020,315	1,219,997	1,239,502
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$5.39	$7.30								
Value at end of period	$6.08	$5.39								
Number of accumulation units outstanding at end of period	60,481	16,952								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.06	$14.64	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83
Value at end of period	$14.61	$14.06	$14.64	$14.38	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82
Number of accumulation units outstanding at end of period	949,340	1,066,368	1,259,375	1,499,230	1,990,404	1,723,167	1,632,383	1,515,335	1,327,095	792,441
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$6.06	$7.25	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73	$10.20
Value at end of period	$6.37	$6.06	$7.25	$8.40	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73
Number of accumulation units outstanding at end of period	286,798	319,662	340,439	363,217	414,326	519,891	666,366	888,247	667,484	890,313
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48
Value at end of period	$18.43	$16.34	$17.22	$17.42	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00
Number of accumulation units outstanding at end of period	281,861	300,180	341,287	354,462	355,315	373,129	392,165	424,205	403,226	466,382

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.54	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27	$5.45	$10.22	
Value at end of period	$14.15	$13.54	$13.36	$13.29	$10.40	$8.63	$10.20	$8.27	$5.45	
Number of accumulation units outstanding at end of period	387,499	376,679	329,837	362,305	299,103	273,302	249,646	116,361	22,554	
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.91	$9.90								
Value at end of period	$9.91	$9.91								
Number of accumulation units outstanding at end of period	166,337	67,440								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31	$13.63	$12.45
Value at end of period	$20.70	$19.73	$20.87	$20.80	$20.61	$18.02	$18.69	$16.79	$14.31	$13.63
Number of accumulation units outstanding at end of period	1,559,576	1,794,564	2,136,200	2,321,197	2,529,944	2,668,796	2,717,506	2,445,057	2,251,199	1,766,942
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.48	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87	$8.70	$9.96	
Value at end of period	$11.65	$11.48	$11.60	$11.12	$11.49	$10.99	$10.45	$9.87	$8.70	
Number of accumulation units outstanding at end of period	241,090	260,902	230,797	229,376	284,761	250,274	203,373	196,860	82,235	
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$21.53	$20.69	$19.18	$14.51	$12.19	$12.97	$11.70	$8.81	$14.63	$13.37
Value at end of period	$23.06	$21.53	$20.69	$19.18	$14.51	$12.19	$12.97	$11.70	$8.81	$14.63
Number of accumulation units outstanding at end of period	3,189,722	3,481,327	3,718,540	3,974,654	4,192,923	4,708,634	5,018,725	5,228,768	4,851,610	4,415,753
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$9.84									
Value at end of period	$10.35									
Number of accumulation units outstanding at end of period	3,737									
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$2.38	$3.29	$3.64	$7.58	$8.73	$9.85				
Value at end of period	$3.44	$2.38	$3.29	$3.64	$7.58	$8.73				
Number of accumulation units outstanding at end of period	1,093,948	744,951	729,869	480,108	255,027	137,568				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$35.82	$36.96	$35.23	$30.57	$27.24	$27.95	$24.80	$21.06	$29.66	$28.45
Value at end of period	$38.14	$35.82	$36.96	$35.23	$30.57	$27.24	$27.95	$24.80	$21.06	$29.66
Number of accumulation units outstanding at end of period	2,437,979	2,665,091	2,985,875	3,361,515	3,728,508	4,164,502	4,726,915	5,334,428	5,925,048	7,300,680
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.61	$9.92								
Value at end of period	$10.61	$9.61								
Number of accumulation units outstanding at end of period	86,728	44,909								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72
Value at end of period	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51
Number of accumulation units outstanding at end of period	1,193,920	1,288,132	1,478,739	1,685,737	2,036,217	2,370,465	2,707,913	2,830,785	3,183,171	3,488,684
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.33	$10.01								
Value at end of period	$9.77	$9.33								
Number of accumulation units outstanding at end of period	1,894,044	2,309,644								

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period								$10.16	$10.14	$9.68
Value at end of period								$10.14	$9.68	$10.21
Number of accumulation units outstanding at end of period								36,392	38,659	32,392
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$10.08	$10.22	$10.84	$11.01	$10.68	$11.06	$11.10
Value at end of period				$10.22	$10.84	$11.01	$10.68	$11.06	$11.10	$11.14
Number of accumulation units outstanding at end of period				14,263	15,824	52,336	34,770	25,308	31,839	43,032
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.65	$15.21	$15.42	$15.28	$15.13	$14.94	$14.76	$14.58	$14.40	$14.23
Value at end of period	$15.21	$15.42	$15.28	$15.13	$14.94	$14.76	$14.58	$14.40	$14.23	$14.07
Number of accumulation units outstanding at end of period	5,050,683	5,263,804	3,804,116	3,155,129	3,083,034	2,419,855	2,347,332	2,071,648	1,972,404	1,825,820
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$24.52	$26.00	$16.02	$20.60	$23.22	$22.87	$26.15	$33.75	$36.90	$35.92
Value at end of period	$26.00	$16.02	$20.60	$23.22	$22.87	$26.15	$33.75	$36.90	$35.92	$38.94
Number of accumulation units outstanding at end of period	28,514,397	23,673,745	21,593,139	20,431,688	18,198,774	16,228,725	16,011,541	14,417,998	12,982,481	11,710,373
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.28	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09
Value at end of period	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34
Number of accumulation units outstanding at end of period	216,385	176,822	353,816	466,291	492,853	596,524	508,619	458,501	398,402	399,313
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.84	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53
Value at end of period	$22.65	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53	$34.34
Number of accumulation units outstanding at end of period	7,647,788	6,093,123	5,564,181	4,978,831	4,493,943	4,094,819	3,687,909	3,446,069	3,177,360	2,911,308
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.30	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50
Value at end of period	$23.23	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50	$41.42
Number of accumulation units outstanding at end of period	3,993,638	3,310,499	3,050,514	2,749,008	2,506,419	2,279,454	2,047,199	1,846,382	1,678,790	1,530,454
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.56	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48	$24.35
Value at end of period	$16.26	$10.67	$13.15	$15.96	$15.64	$17.36	$24.47	$25.48	$24.35	$30.62
Number of accumulation units outstanding at end of period	2,226,410	1,789,693	1,668,191	1,553,228	1,426,343	1,316,636	1,209,579	1,088,904	1,008,829	942,227
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2016)										
Value at beginning of period										$13.72
Value at end of period										$15.93
Number of accumulation units outstanding at end of period										6,778
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2014)										
Value at beginning of period								$15.53	$15.94	$15.45
Value at end of period								$15.94	$15.45	$16.48
Number of accumulation units outstanding at end of period								47	202	254
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period					$11.92	$10.87	$12.44	$15.25	$16.02	$15.52
Value at end of period					$10.87	$12.44	$15.25	$16.02	$15.52	$16.53
Number of accumulation units outstanding at end of period					2,300	11,020	2,499	4,220	11,712	14,106

Condensed Financial Information (continued)

VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$26.29	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$20.55	$19.63
Value at end of period	$27.09	$26.29	$26.47	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$20.55
Number of accumulation units outstanding at end of period	2,955,675	3,246,047	2,586,688	2,824,325	3,220,733	3,608,131	4,034,861	4,443,611	4,992,356	5,973,104

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during May 2008)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92	$10.24	
Value at end of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.92	
Number of accumulation units outstanding at end of period	807,792	825,996	736,960	687,777	710,245	726,535	730,075	793,507	20,029	

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2011)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31				
Value at end of period	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30				
Number of accumulation units outstanding at end of period	5,305,235	5,813,900	6,318,865	3,798,082	3,955,615	3,976,861				

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2007)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34
Value at end of period	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11
Number of accumulation units outstanding at end of period	5,091,029	5,744,731	6,422,695	5,608,618	4,655,071	5,203,881	3,189,588	3,494,296	3,716,467	4,247,992

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93
Value at end of period	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81
Number of accumulation units outstanding at end of period	1,013,557	1,069,881	1,108,760	1,214,187	740,440	685,705	486,920	350,404	336,536	233,721

VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS I)
(Funds were first received in this option during June 2016)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$10.36									
Value at end of period	$10.13									
Number of accumulation units outstanding at end of period	199									

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79
Value at end of period	$16.41	$15.27	$15.51	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23
Number of accumulation units outstanding at end of period	176,848	205,742	189,072	205,850	244,550	271,221	280,121	295,328	294,259	304,477

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54	$10.70		
Value at end of period	$26.46	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54		
Number of accumulation units outstanding at end of period	326,296	274,645	215,180	175,102	156,920	94,374	63,418	50,519		

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during June 2008)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	$9.88	
Value at end of period	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63	
Number of accumulation units outstanding at end of period	1,054,764	917,039	808,814	697,004	496,753	382,525	340,576	308,594	87,066	

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$20.19	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83	$10.05		
Value at end of period	$22.99	$20.19	$21.24	$19.17	$14.76	$12.89	$12.98	$11.83		
Number of accumulation units outstanding at end of period	194,302	156,759	139,068	128,666	124,097	86,293	70,722	61,985		

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during August 2009)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82	$11.40		
Value at end of period	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82		
Number of accumulation units outstanding at end of period	140,677	141,335	121,526	116,143	108,034	95,197	98,807	80,841		

CFI 312

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during May 2008)										
Value at beginning of period		$10.33	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05
Value at end of period		$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05	$17.98
Number of accumulation units outstanding at end of period		35,364	116,466	197,862	223,057	276,800	427,678	507,474	576,277	638,594
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I) (Funds were first received in this option during May 2008)										
Value at beginning of period		$10.32	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79
Value at end of period		$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79	$18.88
Number of accumulation units outstanding at end of period		42,015	89,805	173,789	213,304	268,465	370,548	414,345	486,574	509,015
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.89	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79
Value at end of period	$9.66	$6.25	$8.09	$10.57	$10.53	$11.98	$16.45	$17.16	$16.79	$18.81
Number of accumulation units outstanding at end of period	222,962	251,417	281,665	426,250	492,735	546,751	637,425	623,223	707,231	695,804
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.86	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88
Value at end of period	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64
Number of accumulation units outstanding at end of period	1,493,746	1,285,065	1,202,464	1,135,532	1,049,345	953,884	867,409	792,558	734,932	677,800
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.13	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48
Value at end of period	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Number of accumulation units outstanding at end of period	924,041	1,273,395	1,538,141	1,736,917	1,927,090	2,053,759	2,100,900	2,221,401	2,298,412	2,205,787
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.47	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10
Value at end of period	$12.97	$8.07	$10.23	$11.57	$10.90	$12.39	$14.73	$15.37	$15.10	$15.85
Number of accumulation units outstanding at end of period	524,486	753,836	1,094,385	1,312,690	1,555,614	1,763,781	1,895,467	1,986,043	2,096,738	2,124,190
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.81	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47
Value at end of period	$13.38	$7.95	$10.19	$11.59	$10.86	$12.38	$15.10	$15.82	$15.47	$16.26
Number of accumulation units outstanding at end of period	406,376	587,537	851,091	998,828	1,175,901	1,283,490	1,407,811	1,481,469	1,578,463	1,548,074
VOYA SOLUTION 2055 PORTFOLIO (CLASS S) (Funds were first received in this option during June 2010)										
Value at beginning of period				$10.04	$11.52	$10.80	$12.32	$15.03	$15.77	$15.44
Value at end of period				$11.52	$10.80	$12.32	$15.03	$15.77	$15.44	$16.23
Number of accumulation units outstanding at end of period				5,315	43,831	72,996	128,686	167,589	216,317	257,488
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S) (Funds were first received in this option during August 2008)										
Value at beginning of period		$9.11	$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05
Value at end of period		$6.91	$8.49	$9.45	$9.10	$10.22	$11.68	$12.26	$12.05	$12.66
Number of accumulation units outstanding at end of period		10,722	37,361	50,055	74,298	70,385	93,734	110,414	120,992	131,696
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.92	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72
Value at end of period	$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15
Number of accumulation units outstanding at end of period	155,681	196,649	192,704	194,639	139,177	129,265	111,348	132,048	1,031,326	810,618
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during August 2008)										
Value at beginning of period		$9.37	$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99
Value at end of period		$7.64	$9.07	$9.96	$9.77	$10.81	$11.69	$12.19	$11.99	$12.54
Number of accumulation units outstanding at end of period		32,181	54,766	85,320	124,292	124,090	143,939	167,803	170,067	166,916

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.66	$19.50	$14.72	$17.13	$18.79	$18.89	$20.95	$23.20	$24.43	$24.08
Value at end of period	$19.50	$14.72	$17.13	$18.79	$18.89	$20.95	$23.20	$24.43	$24.08	$25.13
Number of accumulation units outstanding at end of period	528,594	456,136	403,276	355,572	341,198	315,415	331,686	326,969	277,195	251,909
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.86	$21.63	$13.66	$16.90	$18.86	$18.09	$20.54	$24.83	$26.13	$25.50
Value at end of period	$21.63	$13.66	$16.90	$18.86	$18.09	$20.54	$24.83	$26.13	$25.50	$26.93
Number of accumulation units outstanding at end of period	1,500,034	1,321,161	1,240,399	1,175,203	1,104,552	999,625	941,982	889,304	836,783	808,338
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.53	$20.34	$13.97	$16.81	$18.59	$18.26	$20.48	$23.58	$24.85	$24.40
Value at end of period	$20.34	$13.97	$16.81	$18.59	$18.26	$20.48	$23.58	$24.85	$24.40	$25.70
Number of accumulation units outstanding at end of period	1,218,032	1,080,870	998,232	959,016	911,715	845,290	780,500	733,755	714,178	639,934
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$9.98	$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06
Value at end of period		$10.19	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Number of accumulation units outstanding at end of period		81,101	160,284	156,461	374,699	336,062	218,457	268,293	267,497	325,040
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.74	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16
Value at end of period	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16	$33.27
Number of accumulation units outstanding at end of period	293,646	234,493	245,400	287,864	304,232	284,537	289,776	263,240	256,698	297,213
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.46	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99
Value at end of period	$18.29	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12
Number of accumulation units outstanding at end of period	1,182,340	1,032,299	1,076,817	1,026,235	1,007,777	941,146	979,775	868,726	765,766	665,840
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35
Value at end of period		$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30
Number of accumulation units outstanding at end of period		1,311,569	1,236,551	1,146,206	1,023,728	991,806	914,620	860,678	794,543	704,826
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.30	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69
Value at end of period	$9.99	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18
Number of accumulation units outstanding at end of period	533,727	607,737	672,126	842,933	892,937	949,070	855,689	943,785	857,462	863,206
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.42	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54
Value at end of period	$21.01	$12.61	$16.39	$18.14	$17.07	$18.93	$25.19	$28.06	$28.54	$30.56
Number of accumulation units outstanding at end of period	225,456	262,813	257,396	255,598	243,546	231,566	215,353	197,891	186,595	159,797
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.06	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02
Value at end of period	$10.23	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35
Number of accumulation units outstanding at end of period	28,251	54,338	67,921	86,096	118,481	89,587	83,128	68,665	91,602	93,135
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.07	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66	$21.04
Value at end of period	$14.77	$8.88	$12.20	$15.47	$13.61	$15.40	$20.69	$21.66	$21.04	$23.23
Number of accumulation units outstanding at end of period	498,276	584,794	732,666	873,219	867,464	774,320	694,598	642,968	607,066	575,348
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.34	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94
Value at end of period	$13.84	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04
Number of accumulation units outstanding at end of period	1,649,943	1,203,908	1,075,763	964,021	881,822	804,111	817,600	765,193	683,044	617,261

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.89	$12.16	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29
Value at end of period	$12.16	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68
Number of accumulation units outstanding at end of period	9,628,130	7,957,358	7,021,737	6,290,893	5,689,723	5,103,067	4,634,441	4,680,897	4,170,248	3,726,599
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.65	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58
Value at end of period	$12.82	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82
Number of accumulation units outstanding at end of period	466,278	465,666	469,644	477,431	431,993	381,760	404,443	385,070	385,979	347,645
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.98	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45
Value at end of period	$24.58	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46
Number of accumulation units outstanding at end of period	830,788	607,353	654,303	604,172	524,658	467,396	378,317	361,501	333,698	340,123
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.29	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32
Value at end of period	$17.47	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21
Number of accumulation units outstanding at end of period	680,451	577,574	577,337	537,414	525,133	531,668	563,419	525,413	525,587	532,349
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.01	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94
Value at end of period	$12.63	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34
Number of accumulation units outstanding at end of period	70,405	66,720	86,998	105,682	111,248	130,190	218,215	224,499	261,164	294,170
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.57	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93
Value at end of period	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73
Number of accumulation units outstanding at end of period	18,561,178	15,113,546	13,546,873	12,254,441	11,196,083	9,984,151	9,139,337	8,362,607	7,751,400	7,039,946
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47
Value at end of period	$11.08	$7.73	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Number of accumulation units outstanding at end of period	146,793	137,290	279,130	293,565	314,085	337,775	449,011	477,751	407,129	352,624
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60
Value at end of period	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Number of accumulation units outstanding at end of period	4,518,241	5,143,535	5,736,424	6,299,475	6,619,659	6,834,368	6,960,510	6,921,880	7,175,955	7,425,082
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.95	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34
Value at end of period	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34	$23.70
Number of accumulation units outstanding at end of period	11,349,582	9,772,481	8,972,501	8,173,974	7,462,107	6,667,622	6,039,416	5,533,628	5,071,270	4,643,957
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$18.05	$11.46	$14.15	$16.06	$15.72	$18.20	$23.32	$24.75	$22.75
Value at end of period	$18.05	$11.46	$14.15	$16.06	$15.72	$18.20	$23.32	$24.75	$22.75	$26.69
Number of accumulation units outstanding at end of period	914,726	861,176	981,770	996,210	948,860	904,848	853,444	790,542	724,623	678,565
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.96	$26.01	$14.84	$20.95	$24.18	$23.63	$27.74	$38.16	$40.96	$44.82
Value at end of period	$26.01	$14.84	$20.95	$24.18	$23.63	$27.74	$38.16	$40.96	$44.82	$44.93
Number of accumulation units outstanding at end of period	3,376,759	2,863,918	2,673,888	2,496,048	2,311,580	2,027,473	1,854,969	1,723,871	1,668,410	1,521,315
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12
Value at end of period	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21
Number of accumulation units outstanding at end of period	265,111	259,285	230,569	183,661	177,067	166,912	153,566	155,007	165,135	158,938

Condensed Financial Information (continued)

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2008)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20	
Value at end of period	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28	
Number of accumulation units outstanding at end of period	1,996,145	2,235,626	2,453,788	2,676,901	3,002,483	2,288,873	2,509,169	2,683,423	2,950,264	

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18	$11.06
Value at end of period	$12.84	$11.73	$12.85	$13.38	$10.37	$8.63	$9.26	$8.70	$6.66	$11.18
Number of accumulation units outstanding at end of period	118,643	140,810	169,571	177,139	148,889	157,852	147,525	164,565	136,160	124,065

WANGER INTERNATIONAL
(Funds were first received in this option during May 2007)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48	$10.12
Value at end of period	$11.42	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48
Number of accumulation units outstanding at end of period	432,502	488,028	549,702	522,545	527,100	476,158	423,414	291,124	196,246	151,589

WANGER SELECT

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72
Value at end of period	$23.41	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90
Number of accumulation units outstanding at end of period	625,772	705,314	795,709	889,681	1,022,812	1,151,326	1,320,344	1,197,491	1,008,917	1,121,588

WANGER USA

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55
Value at end of period	$24.45	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10
Number of accumulation units outstanding at end of period	381,589	414,683	426,375	486,560	513,794	518,097	494,431	440,069	427,876	445,350

WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72	$13.21	$12.88
Value at end of period	$21.23	$18.96	$19.25	$17.53	$13.46	$12.12	$11.47	$10.25	$8.72	$13.21
Number of accumulation units outstanding at end of period	1,686,283	1,615,448	1,703,332	1,755,554	1,801,763	1,831,150	1,773,220	1,879,255	1,928,972	2,070,127

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59	$23.79
Value at end of period	$42.44	$33.34	$35.37	$33.36	$24.46	$21.84	$22.60	$18.66	$14.55	$21.59
Number of accumulation units outstanding at end of period	395,332	427,543	484,951	540,353	604,138	670,842	735,440	785,986	800,543	867,219

WELLS FARGO SMALL COMPANY GROWTH FUND (ADMINISTRATOR CLASS)
(Funds were first received in this option during July 2016)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$11.14									
Value at end of period	$11.55									
Number of accumulation units outstanding at end of period	2,601									

TABLE 35
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS ISSUED SINCE JUNE 30, 1993
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)
(Funds were first received in this option during March 2010)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$11.51	$11.91	$11.75	$13.10	$12.43	$11.14	$10.69			
Value at end of period	$11.91	$11.51	$11.91	$11.75	$13.10	$12.43	$11.14			
Number of accumulation units outstanding at end of period	71	55	125	128	149	155	183			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.20	$22.53	$15.28	$18.90	$20.92	$21.61	$23.58	$27.48	$29.74	$28.72
Value at end of period	$22.53	$15.28	$18.90	$20.92	$21.61	$23.58	$27.48	$29.74	$28.72	$30.59
Number of accumulation units outstanding at end of period	5,211	5,009	4,856	4,837	4,832	4,831	4,436	4,398	3,449	3,448
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.91	$37.06	$21.04	$28.19	$32.63	$31.41	$36.11	$46.81	$51.75	$51.45
Value at end of period	$37.06	$21.04	$28.19	$32.63	$31.41	$36.11	$46.81	$51.75	$51.45	$54.87
Number of accumulation units outstanding at end of period	6,511	5,872	4,971	4,961	4,940	4,378	3,836	3,406	3,342	3,344
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.48	$26.55	$15.03	$19.33	$21.98	$21.91	$25.39	$32.12	$34.49	$32.71
Value at end of period	$26.55	$15.03	$19.33	$21.98	$21.91	$25.39	$32.12	$34.49	$32.71	$38.12
Number of accumulation units outstanding at end of period	5,954	5,814	2,652	1,625	1,336	648	607	534	517	500
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.17	$24.03	$12.54	$15.88	$19.47	$19.27	$21.82	$29.38	$32.29	$34.18
Value at end of period	$24.03	$12.54	$15.88	$19.47	$19.27	$21.82	$29.38	$32.29	$34.18	$34.02
Number of accumulation units outstanding at end of period	6,650	6,672	6,684	6,490	6,488	6,374	3,146	3,086	3,052	888
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.51	$23.76	$13.18	$16.47	$18.40	$15.05	$17.95	$23.12	$20.98	$21.47
Value at end of period	$23.76	$13.18	$16.47	$18.40	$15.05	$17.95	$23.12	$20.98	$21.47	$20.13
Number of accumulation units outstanding at end of period	794	645	645	644	644	368	368	367	288	288
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.16	$35.92	$49.71	$53.23	$55.20
Value at end of period						$35.92	$49.71	$53.23	$55.20	$55.74
Number of accumulation units outstanding at end of period						206	197	188	178	169
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.95	$10.62	$7.33	$9.28	$10.04	$9.91	$11.15	$14.23	$15.19	$14.14
Value at end of period	$10.62	$7.33	$9.28	$10.04	$9.91	$11.15	$14.23	$15.19	$14.14	$15.39
Number of accumulation units outstanding at end of period	4	4	4	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$20.02	$20.62	$22.80	$21.18
Value at end of period							$20.62	$22.80	$21.18	$24.70
Number of accumulation units outstanding at end of period							16	56	56	56
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$26.39	$27.51	$19.54	$23.00	$25.92	$25.26	$28.34	$32.67	$34.27	$33.21
Value at end of period	$27.51	$19.54	$23.00	$25.92	$25.26	$28.34	$32.67	$34.27	$33.21	$35.36
Number of accumulation units outstanding at end of period	2,230	2,225	1,720	1,705	1,699	1,538	1,542	1,542	1,407	1,410
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.71	$11.51	$9.60	$11.53	$13.19	$13.51	$14.39	$13.64	$13.53	$12.78
Value at end of period	$11.51	$9.60	$11.53	$13.19	$13.51	$14.39	$13.64	$13.53	$12.78	$13.42
Number of accumulation units outstanding at end of period	2,167	2,186	2,133	2,096	2,061	1,819	1,773	929	883	836
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.33
Value at end of period									$9.33	$9.77
Number of accumulation units outstanding at end of period									773	772
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.10	$14.64	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85	$13.68
Value at end of period	$14.64	$14.84	$14.70	$14.55	$14.38	$14.20	$14.02	$13.85	$13.68	$13.53
Number of accumulation units outstanding at end of period	4,749	8,306	5,817	3,292	1,395	1,391	1,390	1,389	1,187	0

CFI 317

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$33.31	$34.22	$31.30	$24.26	$21.22	$21.54	$19.11	$14.86	$24.13	$22.75
Value at end of period	$36.11	$33.31	$34.22	$31.30	$24.26	$21.22	$21.54	$19.11	$14.86	$24.13
Number of accumulation units outstanding at end of period	15,086	15,112	16,017	16,755	12,258	13,641	13,902	14,411	16,274	21,870
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.48	$31.62	$28.12	$21.42	$18.95	$19.21	$17.07	$14.03	$22.63	$21.82
Value at end of period	$34.28	$31.48	$31.62	$28.12	$21.42	$18.95	$19.21	$17.07	$14.03	$22.63
Number of accumulation units outstanding at end of period	1,061	1,954	1,980	2,005	2,273	2,275	3,436	3,438	3,440	3,534
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.45	$36.55	$33.78	$25.42	$21.88	$22.41	$18.61	$14.31	$23.21	$22.28
Value at end of period	$41.36	$35.45	$36.55	$33.78	$25.42	$21.88	$22.41	$18.61	$14.31	$23.21
Number of accumulation units outstanding at end of period	3	248	248	248	248	248	447	572	572	1,090
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.32	$25.45	$24.44	$17.34	$15.63	$15.94	$13.14	$10.66	$16.25	$17.55
Value at end of period	$30.58	$24.32	$25.45	$24.44	$17.34	$15.63	$15.94	$13.14	$10.66	$16.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	366	596	596	761
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$24.18	$24.34	$23.11	$23.43	$21.69	$20.42	$18.83	$17.09	$18.91	$18.06
Value at end of period	$24.91	$24.18	$24.34	$23.11	$23.43	$21.69	$20.42	$18.83	$17.09	$18.91
Number of accumulation units outstanding at end of period	4,785	4,981	4,591	4,554	4,533	4,485	4,442	5,796	7,996	8,443
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.82	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47	$6.88		
Value at end of period	$8.78	$8.82	$9.01	$9.70	$8.09	$6.90	$7.96	$7.47		
Number of accumulation units outstanding at end of period	1,069	17	17	17	17	17	17	17		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.30	$17.42	$15.52	$12.00	$10.29	$10.31				
Value at end of period	$18.79	$18.30	$17.42	$15.52	$12.00	$10.29				
Number of accumulation units outstanding at end of period	5,797	5,853	6,500	6,198	6,324	6,401				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.65	$13.41	$12.34	$9.55	$8.43	$8.25	$6.99	$6.29	$9.11	$9.34
Value at end of period	$14.23	$12.65	$13.41	$12.34	$9.55	$8.43	$8.25	$6.99	$6.29	$9.11
Number of accumulation units outstanding at end of period	1,073	1,073	1,074	2,916	2,916	2,917	1,841	6,657	4,887	8,042
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.25	$15.50	$13.61	$10.55	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79
Value at end of period	$16.39	$15.25	$15.50	$13.61	$10.55	$9.67	$10.23	$8.92	$7.26	$11.23
Number of accumulation units outstanding at end of period	0	0	0	0	438	438	439	439	439	439
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$13.87									
Value at end of period	$16.65									
Number of accumulation units outstanding at end of period	1,769									
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$14.28									
Value at end of period	$17.96									
Number of accumulation units outstanding at end of period	573									

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.89	$9.66	$6.25	$8.09	$10.57	$10.52	$11.97	$16.44	$17.14	$16.78
Value at end of period	$9.66	$6.25	$8.09	$10.57	$10.52	$11.97	$16.44	$17.14	$16.78	$18.79
Number of accumulation units outstanding at end of period	126	126	126	0	0	0	0	0	0	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.83	$29.11	$19.82	$24.96	$30.66	$29.52	$33.39	$45.42	$47.78	$46.82
Value at end of period	$29.11	$19.82	$24.96	$30.66	$29.52	$33.39	$45.42	$47.78	$46.82	$57.55
Number of accumulation units outstanding at end of period	160	14	359	359	359	359	359	14	14	14
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.84	$21.61	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09	$25.46
Value at end of period	$21.61	$13.65	$16.88	$18.84	$18.06	$20.51	$24.79	$26.09	$25.46	$26.88
Number of accumulation units outstanding at end of period	9	9	9	9	62	118	160	160	160	222
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$19.31	$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81	$24.36
Value at end of period		$13.95	$16.79	$18.57	$18.23	$20.45	$23.55	$24.81	$24.36	$25.66
Number of accumulation units outstanding at end of period		365	365	365	366	366	365	365	365	365
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$8.51	$12.20	$15.46	$13.60	$15.39	$20.68	$21.65	$21.03
Value at end of period			$12.20	$15.46	$13.60	$15.39	$20.68	$21.65	$21.03	$23.21
Number of accumulation units outstanding at end of period			731	731	731	731	731	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.89	$12.16	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86	$17.27
Value at end of period	$12.16	$9.20	$11.15	$12.36	$12.08	$13.45	$16.60	$17.86	$17.27	$19.66
Number of accumulation units outstanding at end of period	14,406	14,126	8,819	8,583	4,123	1,809	1,596	1,595	1,053	42
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.97	$24.58	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96	$17.43
Value at end of period	$24.58	$11.83	$20.04	$23.80	$19.21	$22.60	$21.03	$20.96	$17.43	$19.44
Number of accumulation units outstanding at end of period	29	29	0	0	47	99	143	143	143	143
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$10.90	$14.33	$17.40	$17.50	$20.74	$26.93	$30.58	$29.29
Value at end of period			$14.33	$17.40	$17.50	$20.74	$26.93	$30.58	$29.29	$33.17
Number of accumulation units outstanding at end of period			388	388	388	388	388	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.57	$14.28	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39	$18.91
Value at end of period	$14.28	$8.42	$11.60	$13.30	$12.07	$14.50	$18.20	$18.39	$18.91	$18.72
Number of accumulation units outstanding at end of period	16,168	15,356	12,631	12,578	11,376	10,664	9,887	9,624	8,516	8,480
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$13.04	$14.98	$14.69	$16.86	$18.70	$18.53	$17.45
Value at end of period				$14.98	$14.69	$16.86	$18.70	$18.53	$17.45	$19.70
Number of accumulation units outstanding at end of period				157	133	129	109	104	40	52
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$12.76	$9.13	$12.02	$13.53	$13.75	$15.54	$18.76	$20.77	$21.58
Value at end of period	$12.76	$9.13	$12.02	$13.53	$13.75	$15.54	$18.76	$20.77	$21.58	$23.03
Number of accumulation units outstanding at end of period	3,557	2,594	2,555	2,314	1,928	1,928	1,927	1,927	1,927	1,926
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.95	$13.38	$7.51	$10.86	$13.79	$13.11	$15.03	$20.07	$22.16	$22.32
Value at end of period	$13.38	$7.51	$10.86	$13.79	$13.11	$15.03	$20.07	$22.16	$22.32	$23.68
Number of accumulation units outstanding at end of period	15,273	15,263	15,069	13,318	11,971	10,939	10,908	10,873	10,839	10,801

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$21.37	$23.24	$21.91	$17.10	$14.77	$15.09	$13.30	$10.77	$16.96	$16.67
Value at end of period	$25.06	$21.37	$23.24	$21.91	$17.10	$14.77	$15.09	$13.30	$10.77	$16.96
Number of accumulation units outstanding at end of period	52	52	52	15	0	0	0	0	0	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$45.69	$41.76	$38.91	$28.29	$24.10	$24.66	$21.37	$15.14	$26.53	$24.45
Value at end of period	$45.81	$45.69	$41.76	$38.91	$28.29	$24.10	$24.66	$21.37	$15.14	$26.53
Number of accumulation units outstanding at end of period	1,640	1,622	1,621	1,429	1,526	1,582	1,574	1,564	1,803	2,659
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.41	$9.85	$10.68	$8.99	$7.66	$8.82	$8.20	$6.28	$10.20	
Value at end of period	$9.46	$9.41	$9.85	$10.68	$8.99	$7.66	$8.82	$8.20	$6.28	
Number of accumulation units outstanding at end of period	12,663	14,723	17,061	17,239	20,407	22,868	25,222	25,250	26,257	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.72	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66	$11.18	$11.20
Value at end of period	$12.83	$11.72	$12.84	$13.37	$10.37	$8.62	$9.26	$8.70	$6.66	$11.18
Number of accumulation units outstanding at end of period	1,070	1,070	1,070	1,071	1,071	1,071	1,071	1,072	1,072	1,073

TABLE 36
FOR CONTRACTS ISSUED UNDER 403(b) OR 401(a) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$20.52	$20.31	$19.66	$14.80	$13.06	$14.07				
Value at end of period	$20.64	$20.52	$20.31	$19.66	$14.80	$13.06				
Number of accumulation units outstanding at end of period	4	73	23	2	6	2				
AMANA GROWTH FUND (INVESTOR CLASS)										
Value at beginning of period	$19.87	$20.23	$18.00	$14.86	$13.55					
Value at end of period	$21.08	$19.87	$20.23	$18.00	$14.86					
Number of accumulation units outstanding at end of period	59	48	37	24	9					
AMANA INCOME FUND (INVESTOR CLASS)										
Value at beginning of period	$19.01	$19.85	$18.45	$14.42	$13.34					
Value at end of period	$20.50	$19.01	$19.85	$18.45	$14.42					
Number of accumulation units outstanding at end of period	77	62	48	461	398					
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.40	$11.81	$11.67	$13.02	$12.38	$11.06				
Value at end of period	$11.77	$11.40	$11.81	$11.67	$13.02	$12.38				
Number of accumulation units outstanding at end of period	589	618	580	450	214	209				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$10.04	$10.32								
Value at end of period	$9.30	$10.04								
Number of accumulation units outstanding at end of period	47	47								

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$15.99	$15.29	$17.06	$22.42	$23.52	$21.59
Value at end of period					$15.29	$17.06	$22.42	$23.52	$21.59	$26.04
Number of accumulation units outstanding at end of period					123	137	210	242	295	238
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.64	$24.96	$16.90	$20.88	$23.08	$23.80	$25.93	$30.17	$32.60	$31.44
Value at end of period	$24.96	$16.90	$20.88	$23.08	$23.80	$25.93	$30.17	$32.60	$31.44	$33.44
Number of accumulation units outstanding at end of period	438	486	497	284	294	302	309	275	282	287
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$13.59	$14.56
Value at end of period									$14.56	$15.16
Number of accumulation units outstanding at end of period									3	6
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$8.93	$9.60	$9.06	$10.41	$13.87	$15.31	$14.32
Value at end of period				$9.60	$9.06	$10.41	$13.87	$15.31	$14.32	$16.09
Number of accumulation units outstanding at end of period				2	14	27	37	46	61	71
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.40	$19.22	$11.27	$15.45	$16.67	$14.20	$16.69	$19.78	$18.98	$18.56
Value at end of period	$19.22	$11.27	$15.45	$16.67	$14.20	$16.69	$19.78	$18.98	$18.56	$18.43
Number of accumulation units outstanding at end of period	2,134	2,530	2,500	3,419	2,136	2,517	2,714	2,408	536	650
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.37	$36.36	$20.61	$27.58	$31.88	$30.64	$35.17	$45.52	$50.25	$49.87
Value at end of period	$36.36	$20.61	$27.58	$31.88	$30.64	$35.17	$45.52	$50.25	$49.87	$53.11
Number of accumulation units outstanding at end of period	1,724	2,826	2,305	1,895	1,554	1,792	2,017	2,030	2,157	1,156
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.02	$26.05	$14.73	$18.91	$21.47	$21.37	$24.72	$31.24	$33.49	$31.71
Value at end of period	$26.05	$14.73	$18.91	$21.47	$21.37	$24.72	$31.24	$33.49	$31.71	$36.90
Number of accumulation units outstanding at end of period	1,900	2,361	2,821	2,454	2,601	2,794	2,394	2,426	2,461	1,155
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.84	$23.58	$12.28	$15.54	$19.02	$18.79	$21.25	$28.57	$31.35	$33.13
Value at end of period	$23.58	$12.28	$15.54	$19.02	$18.79	$21.25	$28.57	$31.35	$33.13	$32.93
Number of accumulation units outstanding at end of period	942	939	134	400	298	298	298	298	298	270
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.16	$23.31	$12.92	$16.12	$17.97	$14.68	$17.48	$22.48	$20.37	$20.81
Value at end of period	$23.31	$12.92	$16.12	$17.97	$14.68	$17.48	$22.48	$20.37	$20.81	$19.48
Number of accumulation units outstanding at end of period	602	723	777	824	957	1,034	1,176	1,243	1,281	1,356
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.10	$17.42	$11.50	$14.65	$18.52	$17.57	$20.51	$27.56	$27.32	$24.95
Value at end of period	$17.42	$11.50	$14.65	$18.52	$17.57	$20.51	$27.56	$27.32	$24.95	$32.03
Number of accumulation units outstanding at end of period	272	359	368	55	0	0	0	0	0	0
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$7.86	$8.01	$9.00	$8.71	$10.05	$13.03	$13.99	$14.26
Value at end of period			$8.01	$9.00	$8.71	$10.05	$13.03	$13.99	$14.26	$15.81
Number of accumulation units outstanding at end of period			509	0	0	143	217	327	468	495

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO MID CAP CORE EQUITY FUND (CLASS A) (Funds were first received in this option during October 2009)										
Value at beginning of period			$11.91	$12.25	$13.59	$12.57	$13.68	$17.42	$17.95	$16.93
Value at end of period			$12.25	$13.59	$12.57	$13.68	$17.42	$17.95	$16.93	$18.70
Number of accumulation units outstanding at end of period			252	0	0	0	0	0	0	0
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y) (Funds were first received in this option during June 2015)										
Value at beginning of period									$11.44	$10.33
Value at end of period									$10.33	$10.37
Number of accumulation units outstanding at end of period									44	44
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4) (Funds were first received in this option during May 2016)										
Value at beginning of period										$9.99
Value at end of period										$10.07
Number of accumulation units outstanding at end of period										48
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS) (Funds were first received in this option during November 2014)										
Value at beginning of period								$10.07	$10.12	$9.97
Value at end of period								$10.12	$9.97	$10.06
Number of accumulation units outstanding at end of period								13	24	64
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS) (Funds were first received in this option during July 2011)										
Value at beginning of period					$11.08	$10.11	$11.04	$15.02	$16.33	$16.01
Value at end of period					$10.11	$11.04	$15.02	$16.33	$16.01	$17.35
Number of accumulation units outstanding at end of period					80	139	11	27	41	18
NEW PERSPECTIVE FUND® (CLASS R-4) (Funds were first received in this option during November 2007)										
Value at beginning of period	$16.55	$16.75	$10.27	$13.91	$15.47	$14.08	$16.77	$20.97	$21.33	$22.15
Value at end of period	$16.75	$10.27	$13.91	$15.47	$14.08	$16.77	$20.97	$21.33	$22.15	$22.24
Number of accumulation units outstanding at end of period	208	208	208	0	0	422	481	135	174	160
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.15	$64.86	$33.24	$59.56	$74.57	$60.22	$71.75	$76.66	$71.95	$60.97
Value at end of period	$64.86	$33.24	$59.56	$74.57	$60.22	$71.75	$76.66	$71.95	$60.97	$64.26
Number of accumulation units outstanding at end of period	155	276	196	439	59	83	101	121	160	170
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES) (Funds were first received in this option during October 2007)										
Value at beginning of period	$14.01	$12.93	$7.93	$10.73	$13.05	$12.58	$14.64	$20.35	$22.46	$20.84
Value at end of period	$12.93	$7.93	$10.73	$13.05	$12.58	$14.64	$20.35	$22.46	$20.84	$24.26
Number of accumulation units outstanding at end of period	26	618	592	1,370	0	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$11.90	$12.84	$8.77	$10.49	$11.58	$11.21	$12.30	$14.10	$15.02	$14.73
Value at end of period	$12.84	$8.77	$10.49	$11.58	$11.21	$12.30	$14.10	$15.02	$14.73	$15.37
Number of accumulation units outstanding at end of period	260	260	260	260	0	0	0	0	0	0
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS) (Funds were first received in this option during July 2015)										
Value at beginning of period									$7.00	$5.37
Value at end of period									$5.37	$6.06
Number of accumulation units outstanding at end of period									11	30

CFI 322

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS) (Funds were first received in this option during June 2010)										
Value at beginning of period				$13.00	$13.39	$14.75	$15.81	$14.15	$14.39	$13.80
Value at end of period				$13.39	$14.75	$15.81	$14.15	$14.39	$13.80	$14.32
Number of accumulation units outstanding at end of period				452	2,030	3,855	5,631	7,040	8,684	10,381
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I) (Funds were first received in this option during September 2011)										
Value at beginning of period					$8.46	$7.79	$8.60	$8.31	$7.17	$5.98
Value at end of period					$7.79	$8.60	$8.31	$7.17	$5.98	$6.27
Number of accumulation units outstanding at end of period					9	34	54	60	122	127
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.43	$11.93	$7.60	$12.02	$14.00	$13.57	$15.53	$17.15	$16.93	$16.03
Value at end of period	$11.93	$7.60	$12.02	$14.00	$13.57	$15.53	$17.15	$16.93	$16.03	$18.06
Number of accumulation units outstanding at end of period	130	132	822	835	174	189	328	391	415	438
SMALLCAP WORLD FUND® (CLASS R-4) (Funds were first received in this option during June 2015)										
Value at beginning of period									$14.59	$13.38
Value at end of period									$13.38	$13.95
Number of accumulation units outstanding at end of period									27	30
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.40	$13.55	$14.20	$16.64	$18.49	$17.80	$20.32	$20.48	$20.51	$19.37
Value at end of period	$13.55	$14.20	$16.64	$18.49	$17.80	$20.32	$20.48	$20.51	$19.37	$20.28
Number of accumulation units outstanding at end of period	18,387	19,443	19,362	3,402	166	520	729	576	734	800
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.31	$14.55	$8.74	$11.59	$12.84	$12.04	$14.31	$18.89	$20.34	$21.13
Value at end of period	$14.55	$8.74	$11.59	$12.84	$12.04	$14.31	$18.89	$20.34	$21.13	$22.59
Number of accumulation units outstanding at end of period	4,467	5,571	4,614	7,189	3,297	3,342	2,611	2,612	224	224
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$28.00	$29.14	$20.66	$24.29	$27.33	$26.59	$29.79	$34.28	$35.90	$34.74
Value at end of period	$29.14	$20.66	$24.29	$27.33	$26.59	$29.79	$34.28	$35.90	$34.74	$36.94
Number of accumulation units outstanding at end of period	431	660	629	656	673	696	162	169	97	73
VOYA CORPORATE LEADERS 100 FUND (CLASS I) (Funds were first received in this option during February 2016)										
Value at beginning of period										$9.04
Value at end of period										$10.59
Number of accumulation units outstanding at end of period										24
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.68	$11.46	$9.54	$11.44	$13.07	$13.37	$14.22	$13.46	$13.33	$12.57
Value at end of period	$11.46	$9.54	$11.44	$13.07	$13.37	$14.22	$13.46	$13.33	$12.57	$13.18
Number of accumulation units outstanding at end of period	2,148	2,325	2,340	1,982	1,020	1,055	1,090	1,126	1,166	1,214
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.31
Value at end of period									$9.31	$9.74
Number of accumulation units outstanding at end of period									69	75
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I) (Funds were first received in this option during February 2016)										
Value at beginning of period										$9.50
Value at end of period										$10.17
Number of accumulation units outstanding at end of period										24

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.75	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08	$14.89	$14.36
Value at end of period	$13.58	$13.75	$13.94	$14.14	$14.34	$14.54	$14.74	$14.91	$15.08	$14.89
Number of accumulation units outstanding at end of period	286	242	201	222	297	14,737	14,593	16,602	24,448	8,063
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$34.88	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73	$25.57	$24.15
Value at end of period	$37.75	$34.88	$35.88	$32.87	$25.51	$22.35	$22.73	$20.20	$15.73	$25.57
Number of accumulation units outstanding at end of period	943	928	3,396	3,191	1,043	968	949	789	1,052	929
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.57	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77	$22.24	$21.48
Value at end of period	$33.24	$30.57	$30.75	$27.39	$20.90	$18.52	$18.80	$16.73	$13.77	$22.24
Number of accumulation units outstanding at end of period	57	51	51	51	51	51	16,488	74	78	94
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$34.51	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08	$22.87	$21.99
Value at end of period	$40.20	$34.51	$35.63	$32.99	$24.86	$21.42	$21.98	$18.29	$14.08	$22.87
Number of accumulation units outstanding at end of period	479	501	498	497	490	485	2,188	1,555	2,174	1,266
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.67	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49	$16.01	$17.32
Value at end of period	$29.72	$23.67	$24.81	$23.86	$16.96	$15.30	$15.64	$12.91	$10.49	$16.01
Number of accumulation units outstanding at end of period	3,985	3,734	3,504	3,243	2,960	2,670	2,362	2,016	1,558	1,178
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$25.86	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47	$20.47	$19.58
Value at end of period	$26.60	$25.86	$26.07	$24.78	$25.17	$23.33	$22.00	$20.32	$18.47	$20.47
Number of accumulation units outstanding at end of period	416	443	367	331	331	331	3,407	1,065	1,186	564
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.72	$9.30								
Value at end of period	$8.67	$8.72								
Number of accumulation units outstanding at end of period	18	1								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.15	$17.31	$15.45	$11.97	$10.28	$10.31				
Value at end of period	$18.61	$18.15	$17.31	$15.45	$11.97	$10.28				
Number of accumulation units outstanding at end of period	2,131	2,130	7,417	4,503	5,347	5,222				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.47	$13.24	$12.19	$9.45	$8.36	$8.33				
Value at end of period	$14.00	$12.47	$13.24	$12.19	$9.45	$8.36				
Number of accumulation units outstanding at end of period	332	370	340	336	261	260				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$24.71	$24.93	$23.23	$17.85	$15.85					
Value at end of period	$26.13	$24.71	$24.93	$23.23	$17.85					
Number of accumulation units outstanding at end of period	819	800	739	1,192	546					
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$24.88	$23.45	$21.03	$16.16	$14.31	$14.75				
Value at end of period	$26.14	$24.88	$23.45	$21.03	$16.16	$14.31				
Number of accumulation units outstanding at end of period	845	525	346	588	439	4				

Condensed Financial Information (continued)

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2014)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period								$20.00	$21.05	$19.97
Value at end of period								$21.05	$19.97	$22.71
Number of accumulation units outstanding at end of period								17	86	315

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2011)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period					$8.97	$10.23	$11.71	$16.02	$16.57	$15.59
Value at end of period					$10.23	$11.71	$16.02	$16.57	$15.59	$18.62
Number of accumulation units outstanding at end of period					70	709	726	267	351	452

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.81	$9.56	$6.18	$7.98	$10.42	$10.36	$11.76	$16.13	$16.80	$16.41
Value at end of period	$9.56	$6.18	$7.98	$10.42	$10.36	$11.76	$16.13	$16.80	$16.41	$18.35
Number of accumulation units outstanding at end of period	68	68	68	68	68	68	68	68	68	0

VOYA SMALL COMPANY PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$27.43	$28.63	$19.47	$24.48	$30.03	$28.87	$32.60	$44.28	$46.51	$45.50
Value at end of period	$28.63	$19.47	$24.48	$30.03	$28.87	$32.60	$44.28	$46.51	$45.50	$55.85
Number of accumulation units outstanding at end of period	194	220	204	225	154	171	185	198	211	226

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)
(Funds were first received in this option during June 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.63	$12.48	$8.14	$10.09	$11.32	$10.82	$12.10	$13.88	$14.45	$14.23
Value at end of period	$12.48	$8.14	$10.09	$11.32	$10.82	$12.10	$13.88	$14.45	$14.23	$14.86
Number of accumulation units outstanding at end of period	1,593	1,834	1,458	2,032	0	0	0	0	0	0

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)
(Funds were first received in this option during February 2010)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period				$9.96	$11.47	$10.78	$12.24	$14.52	$15.13	$14.85
Value at end of period				$11.47	$10.78	$12.24	$14.52	$15.13	$14.85	$15.55
Number of accumulation units outstanding at end of period				773	0	0	0	0	0	0

VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2011)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period					$9.73	$9.05	$10.15	$11.57	$12.13	$11.91
Value at end of period					$9.05	$10.15	$11.57	$12.13	$11.91	$12.48
Number of accumulation units outstanding at end of period					3	9	3	8	13	16

VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)
(Funds were first received in this option during February 2016)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period										$11.54
Value at end of period										$12.37
Number of accumulation units outstanding at end of period										10

VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$18.33	$19.12	$14.41	$16.74	$18.34	$18.40	$20.38	$22.53	$23.68	$23.30
Value at end of period	$19.12	$14.41	$16.74	$18.34	$18.40	$20.38	$22.53	$23.68	$23.30	$24.28
Number of accumulation units outstanding at end of period	192	164	221	270	310	344	374	404	364	213

VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$20.48	$21.21	$13.37	$16.51	$18.41	$17.62	$19.98	$24.11	$25.33	$24.68
Value at end of period	$21.21	$13.37	$16.51	$18.41	$17.62	$19.98	$24.11	$25.33	$24.68	$26.02
Number of accumulation units outstanding at end of period	561	726	1,076	1,361	1,623	1,898	2,017	2,359	2,386	1,923

VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$19.18	$19.94	$13.67	$16.42	$18.14	$17.78	$19.92	$22.90	$24.09	$23.62
Value at end of period	$19.94	$13.67	$16.42	$18.14	$17.78	$19.92	$22.90	$24.09	$23.62	$24.83
Number of accumulation units outstanding at end of period	530	733	978	1,181	1,409	1,738	1,913	2,318	2,664	2,978

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$11.97	$11.91
Value at end of period									$11.91	$12.02
Number of accumulation units outstanding at end of period									11	30
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.62	$14.95	$10.83	$14.49	$17.43	$16.64	$19.09	$24.73	$27.42	$26.57
Value at end of period	$14.95	$10.83	$14.49	$17.43	$16.64	$19.09	$24.73	$27.42	$26.57	$32.50
Number of accumulation units outstanding at end of period	400	108	108	108	0	0	0	0	0	0
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.70	$8.83	$10.13	$9.47	$11.78	$12.07	$13.57	$13.19
Value at end of period		$6.70	$8.83	$10.13	$9.47	$11.78	$12.07	$13.57	$13.19	$13.13
Number of accumulation units outstanding at end of period		211	211	211	31	31	31	31	31	31
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.28	$9.96	$6.04	$8.09	$10.21	$11.03	$12.56	$12.64	$16.19	$16.43
Value at end of period	$9.96	$6.04	$8.09	$10.21	$11.03	$12.56	$12.64	$16.19	$16.43	$16.89
Number of accumulation units outstanding at end of period	50	730	680	2,123	7	248	290	82	127	75
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.94	$10.21	$6.63	$8.16	$10.08	$9.67	$10.89	$15.03	$15.46	$14.79
Value at end of period	$10.21	$6.63	$8.16	$10.08	$9.67	$10.89	$15.03	$15.46	$14.79	$18.04
Number of accumulation units outstanding at end of period	756	757	756	0	0	0	0	0	1	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.23	$13.71	$8.59	$10.88	$12.36	$11.93	$13.96	$18.58	$19.99	$18.53
Value at end of period	$13.71	$8.59	$10.88	$12.36	$11.93	$13.96	$18.58	$19.99	$18.53	$21.53
Number of accumulation units outstanding at end of period	333	333	333	233	0	0	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.86	$12.11	$9.15	$11.06	$12.25	$11.95	$13.29	$16.37	$17.59	$16.99
Value at end of period	$12.11	$9.15	$11.06	$12.25	$11.95	$13.29	$16.37	$17.59	$16.99	$19.31
Number of accumulation units outstanding at end of period	2,538	3,159	3,491	3,135	3,288	3,579	3,622	3,690	3,682	1,287
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.53	$14.22	$8.37	$11.52	$13.18	$11.94	$14.33	$17.96	$18.12	$18.60
Value at end of period	$14.22	$8.37	$11.52	$13.18	$11.94	$14.33	$17.96	$18.12	$18.60	$18.38
Number of accumulation units outstanding at end of period	1,949	2,634	2,118	2,097	766	766	772	766	681	581
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.20	$12.68	$14.88	$14.56	$16.69	$18.48	$18.29	$17.20
Value at end of period			$12.68	$14.88	$14.56	$16.69	$18.48	$18.29	$17.20	$19.38
Number of accumulation units outstanding at end of period			2,143	2,143	0	82	95	108	128	148
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.35	$12.71	$9.08	$11.93	$13.41	$13.61	$15.36	$18.51	$20.47	$21.24
Value at end of period	$12.71	$9.08	$11.93	$13.41	$13.61	$15.36	$18.51	$20.47	$21.24	$22.63
Number of accumulation units outstanding at end of period	1,156	3,476	2,456	3,965	0	0	0	0	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.92	$13.32	$7.47	$10.78	$13.66	$12.97	$14.85	$19.80	$21.83	$21.96
Value at end of period	$13.32	$7.47	$10.78	$13.66	$12.97	$14.85	$19.80	$21.83	$21.96	$23.26
Number of accumulation units outstanding at end of period	1,793	1,926	1,269	1,245	1,276	1,371	1,450	1,520	1,581	1,644
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.58	$16.84	$10.68	$13.16	$14.92	$14.58	$16.85	$21.55	$22.83	$20.96
Value at end of period	$16.84	$10.68	$13.16	$14.92	$14.58	$16.85	$21.55	$22.83	$20.96	$24.55
Number of accumulation units outstanding at end of period	271	0	0	0	132	138	218	243	250	247

CFI 326

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.03	$26.03	$14.83	$20.91	$24.09	$23.50	$27.55	$37.83	$40.54	$44.30
Value at end of period	$26.03	$14.83	$20.91	$24.09	$23.50	$27.55	$37.83	$40.54	$44.30	$44.34
Number of accumulation units outstanding at end of period	1,773	1,629	1,637	1,773	1,556	1,655	1,871	2,075	2,273	2,181
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.18	$8.78	$7.62	$8.93	$10.59	$9.75	$9.30
Value at end of period		$6.28	$8.18	$8.78	$7.62	$8.93	$10.59	$9.75	$9.30	$9.34
Number of accumulation units outstanding at end of period		1,445	1,718	1,854	1,924	1,999	851	843	842	842
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S) (Funds were first received in this option during October 2009)										
Value at beginning of period			$8.59	$8.65	$9.19	$8.55	$10.26	$13.22	$12.67	$11.55
Value at end of period			$8.65	$9.19	$8.55	$10.26	$13.22	$12.67	$11.55	$12.63
Number of accumulation units outstanding at end of period			664	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
Value at beginning of period						$8.60	$10.31	$12.43	$11.72	$11.57
Value at end of period						$10.31	$12.43	$11.72	$11.57	$11.24
Number of accumulation units outstanding at end of period						3	7	11	15	35
WANGER SELECT (Funds were first received in this option during June 2007)										
Value at beginning of period	$16.85	$15.80	$7.94	$13.01	$16.23	$13.17	$15.39	$20.42	$20.76	$20.52
Value at end of period	$15.80	$7.94	$13.01	$16.23	$13.17	$15.39	$20.42	$20.76	$20.52	$22.94
Number of accumulation units outstanding at end of period	83	26	123	153	20	20	20	20	20	20
WANGER USA (Funds were first received in this option during June 2007)										
Value at beginning of period	$14.91	$14.02	$8.34	$11.69	$14.22	$13.53	$16.01	$21.11	$21.81	$21.38
Value at end of period	$14.02	$8.34	$11.69	$14.22	$13.53	$16.01	$21.11	$21.81	$21.38	$23.96
Number of accumulation units outstanding at end of period	13	23	23	23	23	23	23	23	23	23
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.82	$13.13	$8.66	$10.16	$11.35	$11.97	$13.28	$17.26	$18.92	$18.61
Value at end of period	$13.13	$8.66	$10.16	$11.35	$11.97	$13.28	$17.26	$18.92	$18.61	$20.80
Number of accumulation units outstanding at end of period	2,171	3,320	2,170	2,170	2,171	2,282	2,390	2,493	421	530
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.55	$21.34	$14.36	$18.39	$22.23	$21.44	$23.98	$32.65	$34.57	$32.53
Value at end of period	$21.34	$14.36	$18.39	$22.23	$21.44	$23.98	$32.65	$34.57	$32.53	$41.34
Number of accumulation units outstanding at end of period	910	718	362	362	102	107	165	173	171	168

TABLE 37
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50% (INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7,1997)
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A) (Funds were first received in this option during July 2009)										
Value at beginning of period			$11.28	$12.93	$13.96	$13.03	$14.75	$19.58	$20.21	$20.40
Value at end of period			$12.93	$13.96	$13.03	$14.75	$19.58	$20.21	$20.40	$20.50
Number of accumulation units outstanding at end of period			1,349	1,140	910	1,125	1,341	1,841	1,562	1,577

CFI 327

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$11.88	$12.25	$13.98	$13.52	$14.81	$17.92	$20.13	$19.75
Value at end of period			$12.25	$13.98	$13.52	$14.81	$17.92	$20.13	$19.75	$20.94
Number of accumulation units outstanding at end of period			2,063	6,551	10,347	11,726	16,438	18,346	16,820	15,696
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.45	$11.99	$13.25	$13.31	$14.37	$18.37	$19.75	$18.90
Value at end of period			$11.99	$13.25	$13.31	$14.37	$18.37	$19.75	$18.90	$20.35
Number of accumulation units outstanding at end of period			3,544	9,970	17,408	20,227	30,552	31,269	33,092	31,650
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$10.44	$10.68	$11.10	$12.35	$12.98	$11.62	$11.75	$11.33
Value at end of period			$10.68	$11.10	$12.35	$12.98	$11.62	$11.75	$11.33	$11.69
Number of accumulation units outstanding at end of period			131	7,487	13,052	12,333	3,195	3,398	3,849	2,718
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$9.79	$9.28
Value at end of period									$9.28	$9.77
Number of accumulation units outstanding at end of period									35	11,420
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$11.56	$11.52	$10.06	$11.93	$17.00	$18.58	$17.55
Value at end of period				$11.52	$10.06	$11.93	$17.00	$18.58	$17.55	$19.98
Number of accumulation units outstanding at end of period				155	296	689	2,920	3,580	5,772	6,024
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.00	$5.55	$7.64	$7.98	$7.29	$9.00	$11.10	$10.83	$10.26
Value at end of period		$5.55	$7.64	$7.98	$7.29	$9.00	$11.10	$10.83	$10.26	$9.13
Number of accumulation units outstanding at end of period		546	1,269	4,388	3,730	4,541	6,332	6,059	8,599	9,900
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$9.38	$11.69	$10.77	$12.35	$17.58	$19.00	$16.78
Value at end of period				$11.69	$10.77	$12.35	$17.58	$19.00	$16.78	$20.51
Number of accumulation units outstanding at end of period				171	988	1,150	1,641	5,017	3,017	4,913
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period									$9.06	$9.12
Value at end of period									$9.12	$10.36
Number of accumulation units outstanding at end of period									36	2,402
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$9.90	$10.04
Value at end of period									$10.04	$9.29
Number of accumulation units outstanding at end of period									7,360	5,496
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2010)										
Value at beginning of period				$12.37	$15.57	$15.25	$17.00	$22.33	$23.40	$21.46
Value at end of period				$15.57	$15.25	$17.00	$22.33	$23.40	$21.46	$25.86
Number of accumulation units outstanding at end of period				990	1,418	1,539	4,729	2,669	1,972	2,493

CFI 328

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$23.87	$24.16	$16.34	$20.17	$22.28	$22.95	$24.98	$29.04	$31.36	$30.21
Value at end of period	$24.16	$16.34	$20.17	$22.28	$22.95	$24.98	$29.04	$31.36	$30.21	$32.10
Number of accumulation units outstanding at end of period	31,328	29,853	27,968	23,312	21,627	20,421	19,866	17,959	18,444	16,508
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.05	$9.44	$10.76	$10.93	$14.01	$14.50
Value at end of period					$9.44	$10.76	$10.93	$14.01	$14.50	$15.08
Number of accumulation units outstanding at end of period					988	1,549	2,130	3,005	3,926	3,162
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$8.71	$6.16	$7.73	$8.85	$8.28	$9.38	$12.08	$13.30	$12.81
Value at end of period		$6.16	$7.73	$8.85	$8.28	$9.38	$12.08	$13.30	$12.81	$14.49
Number of accumulation units outstanding at end of period		7,267	2,691	2,812	1,906	2,216	3,556	2,658	2,950	2,635
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period			$8.05	$7.91	$9.58	$9.03	$10.36	$13.80	$15.22	$14.22
Value at end of period			$7.91	$9.58	$9.03	$10.36	$13.80	$15.22	$14.22	$15.96
Number of accumulation units outstanding at end of period			3	1,005	1,502	1,367	1,445	1,521	1,259	1,352
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2016)										
Value at beginning of period										$12.09
Value at end of period										$14.84
Number of accumulation units outstanding at end of period										883
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.36	$19.16	$11.22	$15.38	$16.57	$14.10	$16.56	$19.61	$18.80	$18.37
Value at end of period	$19.16	$11.22	$15.38	$16.57	$14.10	$16.56	$19.61	$18.80	$18.37	$18.22
Number of accumulation units outstanding at end of period	63,232	68,762	76,605	85,363	84,793	85,325	90,298	68,355	63,132	58,265
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.96	$35.87	$20.31	$27.15	$31.35	$30.11	$34.53	$44.66	$49.25	$48.84
Value at end of period	$35.87	$20.31	$27.15	$31.35	$30.11	$34.53	$44.66	$49.25	$48.84	$51.97
Number of accumulation units outstanding at end of period	221,446	203,284	190,163	180,286	165,572	156,106	147,602	136,539	124,134	112,972
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.95	$25.96	$14.66	$18.81	$21.33	$21.22	$24.52	$30.96	$33.16	$31.37
Value at end of period	$25.96	$14.66	$18.81	$21.33	$21.22	$24.52	$30.96	$33.16	$31.37	$36.47
Number of accumulation units outstanding at end of period	139,984	124,935	118,618	114,005	103,018	94,233	87,331	79,741	72,745	61,252
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.49	$23.13	$12.04	$15.21	$18.61	$18.37	$20.75	$27.87	$30.56	$32.27
Value at end of period	$23.13	$12.04	$15.21	$18.61	$18.37	$20.75	$27.87	$30.56	$32.27	$32.04
Number of accumulation units outstanding at end of period	170,439	146,278	145,984	137,137	133,588	122,089	111,786	106,839	103,144	87,890
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.03	$23.15	$12.82	$15.97	$17.80	$14.53	$17.28	$22.20	$20.10	$20.52
Value at end of period	$23.15	$12.82	$15.97	$17.80	$14.53	$17.28	$22.20	$20.10	$20.52	$19.19
Number of accumulation units outstanding at end of period	35,613	26,670	28,246	29,686	26,401	20,000	21,239	19,842	17,968	18,277
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.01	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63
Value at end of period	$17.32	$11.43	$14.54	$18.36	$17.41	$20.30	$27.25	$27.00	$24.63	$31.59
Number of accumulation units outstanding at end of period	28,684	23,020	19,558	16,691	18,194	18,570	20,333	16,516	15,081	20,063

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.16	$6.09	$8.00	$8.98	$8.68	$10.01	$12.97	$13.91	$14.16
Value at end of period		$6.09	$8.00	$8.98	$8.68	$10.01	$12.97	$13.91	$14.16	$15.69
Number of accumulation units outstanding at end of period		4,246	8,213	13,633	16,753	18,225	16,129	19,638	20,086	23,576
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$9.89	$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83
Value at end of period			$12.24	$13.57	$12.54	$13.63	$17.35	$17.86	$16.83	$18.57
Number of accumulation units outstanding at end of period			224	618	221	379	1,124	1,194	1,399	642
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.15	$35.85	$49.49	$52.87	$54.69
Value at end of period						$35.85	$49.49	$52.87	$54.69	$55.10
Number of accumulation units outstanding at end of period						5,452	7,748	5,382	4,449	4,020
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.77	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58
Value at end of period	$10.40	$7.16	$9.05	$9.76	$9.61	$10.78	$13.73	$14.63	$13.58	$14.75
Number of accumulation units outstanding at end of period	39,194	37,029	37,836	34,207	29,721	26,613	27,488	26,925	27,406	28,772
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$9.63
Value at end of period										$10.34
Number of accumulation units outstanding at end of period										2,827
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.40	$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13
Value at end of period		$7.14	$9.04	$11.11	$10.75	$12.29	$16.41	$16.98	$16.13	$20.05
Number of accumulation units outstanding at end of period		178	1,619	3,733	6,681	9,564	10,151	10,789	11,462	11,635
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.68	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15	$19.10
Value at end of period	$14.54	$8.69	$10.84	$13.39	$12.66	$14.29	$18.34	$20.15	$19.10	$21.90
Number of accumulation units outstanding at end of period	48,896	48,956	44,447	44,769	43,192	39,427	39,451	30,844	30,094	28,604
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.09
Value at end of period										$10.06
Number of accumulation units outstanding at end of period										2,606
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period								$9.71	$10.11	$9.95
Value at end of period								$10.11	$9.95	$10.03
Number of accumulation units outstanding at end of period								1,589	5,203	9,277
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$10.68	$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21	$15.88
Value at end of period	$11.28	$6.79	$8.72	$10.53	$10.06	$10.98	$14.92	$16.21	$15.88	$17.19
Number of accumulation units outstanding at end of period	2,113	5,860	8,633	7,896	7,888	8,677	11,340	7,115	7,007	4,622
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.62	$16.70	$10.22	$13.84	$15.37	$13.99	$16.64	$20.78	$21.13	$21.92
Value at end of period	$16.70	$10.22	$13.84	$15.37	$13.99	$16.64	$20.78	$21.13	$21.92	$21.99
Number of accumulation units outstanding at end of period	6,895	10,323	10,863	11,943	12,571	13,238	13,143	12,879	14,541	20,612

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43	$48.87
Value at end of period	$63.32	$60.13	$71.03	$75.74	$70.96	$59.61	$73.88	$59.05	$32.99	$64.43
Number of accumulation units outstanding at end of period	14,546	18,237	20,220	20,580	19,976	20,313	24,152	22,260	21,659	26,634
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26
Value at end of period	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90
Number of accumulation units outstanding at end of period	9,013	9,271	7,357	5,423	5,968	6,543	7,913	7,392	7,287	11,562
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75	$11.83
Value at end of period	$15.14	$14.53	$14.83	$13.94	$12.16	$11.09	$11.47	$10.40	$8.70	$12.75
Number of accumulation units outstanding at end of period	15,400	16,545	16,952	29,937	31,251	33,493	32,677	30,871	26,905	18,649
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$5.36	$6.17								
Value at end of period	$6.04	$5.36								
Number of accumulation units outstanding at end of period	2,511	1,319								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71	$10.75
Value at end of period	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72	$11.71
Number of accumulation units outstanding at end of period	21,120	24,213	24,090	28,387	51,753	47,965	42,177	41,522	32,595	13,115
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$5.93	$7.12	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71	$10.88
Value at end of period	$6.21	$5.93	$7.12	$8.26	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71
Number of accumulation units outstanding at end of period	10,680	12,733	10,120	11,074	15,309	20,632	20,058	21,320	11,170	14,055
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89	$11.41
Value at end of period	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89
Number of accumulation units outstanding at end of period	5,764	5,694	9,643	28,623	25,360	27,324	28,029	24,190	21,335	21,020
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44	$9.04	
Value at end of period	$13.84	$13.29	$13.14	$13.10	$10.28	$8.55	$10.13	$8.23	$5.44	
Number of accumulation units outstanding at end of period	8,654	5,313	5,597	8,677	5,903	4,229	1,941	626	465	
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.90	$9.93								
Value at end of period	$9.87	$9.90								
Number of accumulation units outstanding at end of period	8,442	1,854								
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50	$12.37
Value at end of period	$20.05	$19.16	$20.32	$20.30	$20.16	$17.68	$18.38	$16.56	$14.14	$13.50
Number of accumulation units outstanding at end of period	34,582	36,112	39,290	66,910	63,970	67,559	73,561	65,786	61,335	38,401
THE BOND FUND OF AMERICA^SM (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68	$9.68	
Value at end of period	$11.40	$11.26	$11.40	$10.97	$11.36	$10.89	$10.38	$9.82	$8.68	
Number of accumulation units outstanding at end of period	3,840	3,096	3,760	5,640	4,887	2,008	1,346	693	337	

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.28	$14.50	$8.70	$11.53	$12.76	$11.96	$14.20	$18.72	$20.15	$20.91
Value at end of period	$14.50	$8.70	$11.53	$12.76	$11.96	$14.20	$18.72	$20.15	$20.91	$22.34
Number of accumulation units outstanding at end of period	79,524	75,409	78,359	89,909	100,579	99,651	95,499	90,451	82,690	80,791
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$10.89	$8.72	$7.55	$3.61	$3.26	$2.36
Value at end of period					$8.72	$7.55	$3.61	$3.26	$2.36	$3.39
Number of accumulation units outstanding at end of period					925	3,718	2,407	17,304	2,817	34,413
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$27.77	$28.88	$20.45	$24.02	$27.01	$26.25	$29.39	$33.79	$35.36	$34.18
Value at end of period	$28.88	$20.45	$24.02	$27.01	$26.25	$29.39	$33.79	$35.36	$34.18	$36.31
Number of accumulation units outstanding at end of period	157,458	124,977	106,516	99,920	82,734	73,729	70,931	67,179	64,806	64,769
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$10.08	$9.60
Value at end of period									$9.60	$10.57
Number of accumulation units outstanding at end of period									2,204	2,407
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.67	$11.43	$9.51	$11.39	$13.00	$13.28	$14.12	$13.35	$13.21	$12.45
Value at end of period	$11.43	$9.51	$11.39	$13.00	$13.28	$14.12	$13.35	$13.21	$12.45	$13.04
Number of accumulation units outstanding at end of period	83,459	87,074	86,140	78,240	81,726	75,950	67,488	59,378	52,725	49,228
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.31
Value at end of period									$9.31	$9.72
Number of accumulation units outstanding at end of period									45,158	36,648
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2014)										
Value at beginning of period								$10.17	$10.13	$9.64
Value at end of period								$10.13	$9.64	$10.15
Number of accumulation units outstanding at end of period								2	449	327
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$10.17	$10.20	$10.80	$10.94	$10.58	$10.94	$10.94
Value at end of period				$10.20	$10.80	$10.94	$10.58	$10.94	$10.94	$10.96
Number of accumulation units outstanding at end of period				902	1,824	2,462	2,485	2,868	3,714	3,861
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.30	$14.81	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78	$13.57
Value at end of period	$14.81	$14.98	$14.80	$14.62	$14.40	$14.19	$13.98	$13.78	$13.57	$13.40
Number of accumulation units outstanding at end of period	133,929	160,994	119,637	103,303	96,796	93,251	82,117	81,564	89,208	82,648
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$23.93	$25.32	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30	$34.28
Value at end of period	$25.32	$15.55	$19.96	$22.44	$22.05	$25.14	$32.36	$35.30	$34.28	$37.07
Number of accumulation units outstanding at end of period	566,217	498,311	440,907	421,800	374,687	334,689	344,928	308,578	278,238	266,633
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.23	$11.38	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24	$16.64
Value at end of period	$11.38	$8.69	$12.78	$14.39	$14.80	$16.62	$17.30	$17.24	$16.64	$18.78
Number of accumulation units outstanding at end of period	6,750	8,093	8,266	9,432	10,192	10,835	11,029	10,090	6,500	6,392

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.31	$22.05	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29	$30.09
Value at end of period	$22.05	$13.64	$16.55	$18.58	$18.29	$20.62	$27.00	$30.29	$30.09	$32.69
Number of accumulation units outstanding at end of period	130,780	116,316	111,248	103,534	96,281	86,275	78,003	62,205	56,913	53,731
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.82	$22.67	$13.94	$18.09	$21.73	$21.16	$24.53	$32.52	$35.10	$33.96
Value at end of period	$22.67	$13.94	$18.09	$21.73	$21.16	$24.53	$32.52	$35.10	$33.96	$39.53
Number of accumulation units outstanding at end of period	85,361	86,517	82,993	71,979	71,485	65,994	58,711	53,737	46,314	41,205
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.18	$15.87	$10.39	$12.77	$15.46	$15.12	$16.74	$23.53	$24.44	$23.30
Value at end of period	$15.87	$10.39	$12.77	$15.46	$15.12	$16.74	$23.53	$24.44	$23.30	$29.23
Number of accumulation units outstanding at end of period	53,523	49,131	52,131	52,470	51,898	47,902	42,317	31,528	29,126	26,911
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$13.11	$15.12	$15.84	$15.30
Value at end of period							$15.12	$15.84	$15.30	$16.26
Number of accumulation units outstanding at end of period							263	1,191	1,750	3,207
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.15	$20.01	$18.04	$19.82	$21.45	$22.72	$24.49	$24.09	$25.32	$25.09
Value at end of period	$20.01	$18.04	$19.82	$21.45	$22.72	$24.49	$24.09	$25.32	$25.09	$25.79
Number of accumulation units outstanding at end of period	154,627	143,536	110,310	107,633	102,526	102,067	83,502	71,923	100,330	89,095
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.86	$7.44	$7.91	$6.84	$8.00	$9.57	$8.87	$8.66
Value at end of period			$7.44	$7.91	$6.84	$8.00	$9.57	$8.87	$8.66	$8.60
Number of accumulation units outstanding at end of period			19,907	15,757	12,296	11,102	11,684	10,723	8,810	9,654
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.30	$10.27	$11.94	$15.41	$17.24	$18.07
Value at end of period					$10.27	$11.94	$15.41	$17.24	$18.07	$18.51
Number of accumulation units outstanding at end of period					89,290	85,755	74,095	161,918	152,405	142,308
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.31	$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13	$12.36
Value at end of period	$9.07	$6.25	$6.93	$8.15	$8.31	$9.39	$12.11	$13.13	$12.36	$13.87
Number of accumulation units outstanding at end of period	70,193	62,406	61,748	57,740	150,960	149,233	186,048	174,170	142,430	121,105
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$11.77	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63	$24.39
Value at end of period	$14.57	$8.96	$12.48	$16.02	$15.71	$17.67	$22.97	$24.63	$24.39	$25.77
Number of accumulation units outstanding at end of period	4,593	9,470	9,316	9,145	13,004	17,479	29,039	27,009	27,780	28,300
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.78	$11.18	$7.21	$8.84	$10.12	$9.54	$10.38	$13.36	$15.18	$14.90
Value at end of period	$11.18	$7.21	$8.84	$10.12	$9.54	$10.38	$13.36	$15.18	$14.90	$15.97
Number of accumulation units outstanding at end of period	10,326	10,544	10,260	9,689	7,384	6,831	6,732	12,730	10,668	11,817
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$12.16	$12.52	$13.91	$14.28	$16.10	$20.94	$23.33	$24.73
Value at end of period			$12.52	$13.91	$14.28	$16.10	$20.94	$23.33	$24.73	$25.96
Number of accumulation units outstanding at end of period			2	110	899	3,162	3,477	2,860	3,688	7,018

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$6.37	$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92
Value at end of period			$8.06	$8.91	$9.00	$10.25	$13.33	$14.83	$14.92	$16.30
Number of accumulation units outstanding at end of period			5,295	5,960	5,920	7,245	4,206	17,008	13,515	17,076
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.05	$11.81	$12.93	$12.81	$14.63	$18.94	$20.94	$19.85
Value at end of period			$11.81	$12.93	$12.81	$14.63	$18.94	$20.94	$19.85	$22.55
Number of accumulation units outstanding at end of period			1,701	1,722	1,623	2,413	2,580	2,262	3,930	6,218
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.39	$12.80	$15.87	$15.29	$17.39	$23.11	$25.30	$24.72
Value at end of period			$12.80	$15.87	$15.29	$17.39	$23.11	$25.30	$24.72	$26.02
Number of accumulation units outstanding at end of period			1,522	736	1,934	2,426	1,316	2,178	2,414	2,118
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.12	$8.15	$10.05	$9.72	$11.21	$14.81	$16.45	$15.75
Value at end of period			$8.15	$10.05	$9.72	$11.21	$14.81	$16.45	$15.75	$17.59
Number of accumulation units outstanding at end of period			585	715	1,869	2,225	4,131	2,419	3,484	4,134
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.01	$8.65	$10.77	$10.20	$11.66	$15.93	$16.47	$15.49
Value at end of period			$8.65	$10.77	$10.20	$11.66	$15.93	$16.47	$15.49	$18.48
Number of accumulation units outstanding at end of period			11	246	647	522	3,011	993	1,621	1,635
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$8.77	$9.51	$6.14	$7.92	$10.33	$10.26	$11.64	$15.95	$16.59	$16.20
Value at end of period	$9.51	$6.14	$7.92	$10.33	$10.26	$11.64	$15.95	$16.59	$16.20	$18.10
Number of accumulation units outstanding at end of period	6,905	5,565	4,983	4,742	9,117	10,914	12,245	6,876	9,145	13,351
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.19	$28.36	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74
Value at end of period	$28.36	$19.26	$24.20	$29.66	$28.49	$32.14	$43.62	$45.78	$44.74	$54.87
Number of accumulation units outstanding at end of period	46,498	40,305	36,207	34,664	31,065	28,463	23,222	18,929	17,068	16,803
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.08	$12.45	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10
Value at end of period	$12.45	$8.11	$10.05	$11.26	$10.75	$12.02	$13.77	$14.32	$14.10	$14.70
Number of accumulation units outstanding at end of period	25,632	40,147	53,746	60,781	71,442	72,116	82,452	88,274	92,052	107,102
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.42	$12.88	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71
Value at end of period	$12.88	$7.99	$10.11	$11.41	$10.72	$12.15	$14.41	$15.00	$14.71	$15.39
Number of accumulation units outstanding at end of period	34,808	54,863	63,080	76,983	94,888	113,612	130,141	128,209	122,238	112,345
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.76	$13.29	$7.88	$10.08	$11.43	$10.68	$12.15	$14.77	$15.44	$15.06
Value at end of period	$13.29	$7.88	$10.08	$11.43	$10.68	$12.15	$14.77	$15.44	$15.06	$15.79
Number of accumulation units outstanding at end of period	14,185	24,996	34,042	41,032	45,906	56,425	67,766	75,369	73,969	85,287
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$11.96	$10.75	$12.24	$14.89	$15.58	$15.22
Value at end of period					$10.75	$12.24	$14.89	$15.58	$15.22	$15.96
Number of accumulation units outstanding at end of period					28	236	1,648	4,596	8,834	11,870

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$6.30	$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83
Value at end of period			$8.45	$9.39	$9.02	$10.10	$11.51	$12.06	$11.83	$12.39
Number of accumulation units outstanding at end of period			332	99	170	240	620	1,067	746	986
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$10.88	$11.28	$9.26	$10.69	$11.54	$11.41	$12.34	$13.00	$13.55	$13.36
Value at end of period	$11.28	$9.26	$10.69	$11.54	$11.41	$12.34	$13.00	$13.55	$13.36	$13.75
Number of accumulation units outstanding at end of period	1,565	1,113	601	526	551	581	349	403	34,529	29,878
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.15	$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77
Value at end of period			$9.04	$9.90	$9.68	$10.68	$11.53	$11.99	$11.77	$12.27
Number of accumulation units outstanding at end of period			505	91	152	306	537	741	674	348
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$18.21	$18.98	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37	$22.97
Value at end of period	$18.98	$14.29	$16.60	$18.16	$18.21	$20.15	$22.25	$23.37	$22.97	$23.92
Number of accumulation units outstanding at end of period	20,595	16,069	13,842	13,430	9,972	8,027	6,221	6,161	6,308	7,804
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.35	$21.06	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00	$24.33
Value at end of period	$21.06	$13.27	$16.37	$18.23	$17.43	$19.75	$23.81	$25.00	$24.33	$25.63
Number of accumulation units outstanding at end of period	32,354	39,316	33,404	32,170	32,711	32,836	30,976	29,324	17,590	17,473
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.06	$19.80	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77	$23.28
Value at end of period	$19.80	$13.56	$16.28	$17.97	$17.60	$19.69	$22.62	$23.77	$23.28	$24.46
Number of accumulation units outstanding at end of period	25,398	23,548	23,002	19,331	14,411	13,591	14,139	14,655	15,702	13,489
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.91	$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83
Value at end of period		$10.17	$10.61	$11.09	$11.71	$11.98	$11.50	$11.98	$11.83	$11.93
Number of accumulation units outstanding at end of period		768	860	1,874	6,268	5,173	4,562	4,482	6,109	5,408
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.55	$14.88	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24
Value at end of period	$14.88	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07
Number of accumulation units outstanding at end of period	11,462	11,663	11,574	8,580	9,506	8,994	8,491	8,966	8,574	8,154
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.25	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05
Value at end of period	$18.03	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07
Number of accumulation units outstanding at end of period	37,415	33,410	31,396	31,428	30,775	29,934	35,371	25,097	20,483	19,338
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11
Value at end of period		$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03
Number of accumulation units outstanding at end of period		15,005	14,010	13,753	13,986	14,866	16,956	15,421	13,052	12,278
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.28	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29
Value at end of period	$9.95	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73
Number of accumulation units outstanding at end of period	7,616	13,168	7,918	21,019	20,515	18,831	12,962	13,850	14,847	14,828
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.16	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55
Value at end of period	$20.69	$12.39	$16.06	$17.73	$16.65	$18.41	$24.44	$27.16	$27.55	$29.42
Number of accumulation units outstanding at end of period	5,562	5,787	6,219	4,800	5,038	4,708	4,026	2,608	2,828	2,624

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$10.05	$10.19	$6.62	$8.13	$10.04	$9.62	$10.82	$14.92	$15.34	$14.66
Value at end of period	$10.19	$6.62	$8.13	$10.04	$9.62	$10.82	$14.92	$15.34	$14.66	$17.87
Number of accumulation units outstanding at end of period	816	1,567	1,784	2,333	2,067	1,285	1,578	1,302	1,151	1,473
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.01	$14.68	$8.80	$12.06	$15.25	$13.38	$15.11	$20.25	$21.15	$20.49
Value at end of period	$14.68	$8.80	$12.06	$15.25	$13.38	$15.11	$20.25	$21.15	$20.49	$22.56
Number of accumulation units outstanding at end of period	12,307	12,794	12,568	15,967	18,696	19,081	10,892	12,371	11,223	10,335
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.17	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31
Value at end of period	$13.64	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24
Number of accumulation units outstanding at end of period	30,100	29,782	27,632	28,295	24,468	23,004	24,003	20,811	14,937	14,653
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.84	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82
Value at end of period	$12.07	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10
Number of accumulation units outstanding at end of period	242,607	213,576	181,973	153,796	136,364	130,192	116,005	103,478	95,841	79,533
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.60	$12.73	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11
Value at end of period	$12.73	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22
Number of accumulation units outstanding at end of period	17,066	13,809	13,205	11,379	10,983	11,208	11,903	12,364	11,679	10,689
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.90	$24.42	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99
Value at end of period	$24.42	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90
Number of accumulation units outstanding at end of period	15,240	11,172	12,656	15,543	12,896	9,146	7,830	8,156	6,559	8,019
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.09	$17.23	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33
Value at end of period	$17.23	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01
Number of accumulation units outstanding at end of period	14,325	14,274	14,720	16,002	16,975	18,217	18,502	19,066	15,346	14,737
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.96	$12.55	$8.66	$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36
Value at end of period	$12.55	$8.66	$10.86	$13.56	$13.18	$15.41	$21.09	$22.51	$21.36	$25.58
Number of accumulation units outstanding at end of period	2,887	2,872	3,562	5,977	7,044	8,171	10,181	8,379	8,855	9,278
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.51	$14.18	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42
Value at end of period	$14.18	$8.34	$11.47	$13.11	$11.87	$14.23	$17.81	$17.96	$18.42	$18.19
Number of accumulation units outstanding at end of period	467,344	392,661	346,067	315,028	281,243	270,280	253,696	231,915	201,636	190,078
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.56	$11.04	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05
Value at end of period	$11.04	$7.68	$12.64	$14.82	$14.49	$16.59	$18.36	$18.15	$17.05	$19.20
Number of accumulation units outstanding at end of period	1,713	1,866	4,066	6,030	5,348	7,215	7,384	7,632	6,026	6,015
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.33	$12.68	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03
Value at end of period	$12.68	$9.05	$11.88	$13.35	$13.53	$15.26	$18.36	$20.29	$21.03	$22.39
Number of accumulation units outstanding at end of period	80,976	91,305	85,522	92,575	96,179	105,680	113,737	96,907	102,393	112,301
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.90	$13.29	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74
Value at end of period	$13.29	$7.44	$10.73	$13.59	$12.89	$14.75	$19.64	$21.64	$21.74	$23.01
Number of accumulation units outstanding at end of period	260,788	220,931	200,139	177,865	168,548	161,684	154,173	142,516	138,680	127,642
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.57	$17.84	$11.30	$13.92	$15.76	$15.38	$17.76	$22.70	$24.03	$22.04
Value at end of period	$17.84	$11.30	$13.92	$15.76	$15.38	$17.76	$22.70	$24.03	$22.04	$25.79
Number of accumulation units outstanding at end of period	15,775	17,138	22,963	22,791	23,250	21,171	21,985	20,750	20,414	18,992

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.39	$25.32	$14.41	$20.30	$23.37	$22.77	$26.67	$36.59	$39.18	$42.77
Value at end of period	$25.32	$14.41	$20.30	$23.37	$22.77	$26.67	$36.59	$39.18	$42.77	$42.77
Number of accumulation units outstanding at end of period	103,163	104,430	89,105	81,313	80,934	80,803	63,339	51,760	45,668	47,724
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.16	$18.01	$8.96	$12.14	$13.61	$11.75	$13.75	$15.48	$15.08	$14.72
Value at end of period	$18.01	$8.96	$12.14	$13.61	$11.75	$13.75	$15.48	$15.08	$14.72	$14.78
Number of accumulation units outstanding at end of period	14,573	4,651	5,347	5,378	5,077	4,942	5,266	5,308	6,274	4,279
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23
Value at end of period		$6.27	$8.17	$8.76	$7.59	$8.89	$10.54	$9.70	$9.23	$9.26
Number of accumulation units outstanding at end of period		86,035	77,908	65,086	57,719	64,836	62,654	58,007	53,743	53,885
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.04	$11.14	$6.62	$8.62	$9.15	$8.50	$10.20	$13.13	$12.57	$11.45
Value at end of period	$11.14	$6.62	$8.62	$9.15	$8.50	$10.20	$13.13	$12.57	$11.45	$12.51
Number of accumulation units outstanding at end of period	1,258	1,768	10,844	8,486	8,666	8,713	10,697	10,001	9,391	8,822
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$10.22	$10.46	$5.61	$8.27	$10.18	$8.56	$10.25	$12.36	$11.64	$11.48
Value at end of period	$10.46	$5.61	$8.27	$10.18	$8.56	$10.25	$12.36	$11.64	$11.48	$11.15
Number of accumulation units outstanding at end of period	1,414	4,365	6,155	11,303	9,368	9,614	9,854	10,280	9,617	10,301
WANGER SELECT										
Value at beginning of period	$14.62	$15.75	$7.90	$12.94	$16.13	$13.08	$15.27	$20.24	$20.56	$20.31
Value at end of period	$15.75	$7.90	$12.94	$16.13	$13.08	$15.27	$20.24	$20.56	$20.31	$22.68
Number of accumulation units outstanding at end of period	26,086	17,240	22,139	24,150	26,142	27,498	21,893	22,783	17,931	17,423
WANGER USA										
Value at beginning of period	$13.46	$13.97	$8.30	$11.63	$14.13	$13.44	$15.88	$20.93	$21.60	$21.15
Value at end of period	$13.97	$8.30	$11.63	$14.13	$13.44	$15.88	$20.93	$21.60	$21.15	$23.69
Number of accumulation units outstanding at end of period	12,977	13,763	12,176	12,677	10,204	9,517	8,116	8,053	7,085	5,650
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.79	$13.09	$8.62	$10.11	$11.28	$11.89	$13.18	$17.11	$18.74	$18.42
Value at end of period	$13.09	$8.62	$10.11	$11.28	$11.89	$13.18	$17.11	$18.74	$18.42	$20.57
Number of accumulation units outstanding at end of period	39,026	40,290	34,698	36,818	38,381	35,920	33,678	36,948	39,416	37,242
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.41	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12	$32.08
Value at end of period	$21.20	$14.25	$18.23	$22.02	$21.22	$23.72	$32.26	$34.12	$32.08	$40.74
Number of accumulation units outstanding at end of period	16,789	15,304	10,122	9,302	7,322	7,325	6,961	7,441	5,834	4,720

TABLE 38

FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$24.46	$24.82	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66
Value at end of period	$24.82	$16.83	$20.83	$23.06	$23.81	$25.99	$30.28	$32.78	$31.66	$33.72
Number of accumulation units outstanding at end of period	653	511	500	504	500	500	500	500	500	500

CFI 337

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COLUMBIA MID CAP VALUE FUND (CLASS A) (Funds were first received in this option during April 2010)										
Value at beginning of period				$8.85	$9.64	$9.11	$10.48	$13.99	$15.48	$14.49
Value at end of period				$9.64	$9.11	$10.48	$13.99	$15.48	$14.49	$16.31
Number of accumulation units outstanding at end of period				264	264	263	263	263	263	262
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$16.58	$19.49	$11.44	$15.72	$16.98	$14.49	$17.06	$20.24	$19.46	$19.06
Value at end of period	$19.49	$11.44	$15.72	$16.98	$14.49	$17.06	$20.24	$19.46	$19.06	$18.95
Number of accumulation units outstanding at end of period	3,426	604	604	604	1,104	1,104	1,104	1,104	1,104	1,104
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$31.73	$36.84	$20.92	$28.03	$32.45	$31.24	$35.91	$46.56	$51.48	$51.18
Value at end of period	$36.84	$20.92	$28.03	$32.45	$31.24	$35.91	$46.56	$51.48	$51.18	$54.59
Number of accumulation units outstanding at end of period	30,851	17,803	18,043	15,244	13,772	13,474	11,705	11,726	10,788	8,958
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.59	$26.66	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87
Value at end of period	$26.66	$15.10	$19.42	$22.08	$22.02	$25.51	$32.28	$34.66	$32.87	$38.31
Number of accumulation units outstanding at end of period	8,432	2,552	2,551	2,469	2,403	2,368	692	657	621	208
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.95	$23.76	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81
Value at end of period	$23.76	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66
Number of accumulation units outstanding at end of period	4,217	2,773	2,889	1,662	424	399	375	351	327	305
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.53	$23.78	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51
Value at end of period	$23.78	$13.20	$16.49	$18.42	$15.07	$17.97	$23.15	$21.01	$21.51	$20.16
Number of accumulation units outstanding at end of period	2,052	1,750	1,750	1,700	1,036	1,036	1,036	1,036	1,035	1,036
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.25	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54
Value at end of period	$17.60	$11.64	$14.85	$18.80	$17.87	$20.89	$28.11	$27.92	$25.54	$32.83
Number of accumulation units outstanding at end of period	3,473	2,178	2,293	1,316	0	0	0	0	0	0
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$9.96	$10.63	$7.34	$9.30	$10.06	$9.93	$11.16	$14.25	$15.22	$14.16
Value at end of period	$10.63	$7.34	$9.30	$10.06	$9.93	$11.16	$14.25	$15.22	$14.16	$15.42
Number of accumulation units outstanding at end of period	4,733	2,183	2,182	2,071	329	313	297	280	263	247
JANUS ASPEN BALANCED PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$29.45	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59
Value at end of period	$32.14	$26.71	$33.21	$35.55	$35.68	$40.04	$47.51	$50.91	$50.59	$52.27
Number of accumulation units outstanding at end of period	367	367	367	367	0	0	0	0	0	0
JANUS ASPEN ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$26.46	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03
Value at end of period	$31.89	$17.72	$25.35	$31.51	$30.67	$35.53	$46.45	$51.62	$53.03	$58.85
Number of accumulation units outstanding at end of period	89	234	417	38	152	308	422	0	0	0
JANUS ASPEN GLOBAL RESEARCH PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$25.10	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30
Value at end of period	$27.17	$14.85	$20.19	$23.10	$19.68	$23.33	$29.59	$31.40	$30.30	$30.55
Number of accumulation units outstanding at end of period	427	606	829	383	213	460	635	0	0	0
JANUS ASPEN JANUS PORTFOLIO (INSTITUTIONAL SHARES)										
Value at beginning of period	$20.34	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30
Value at end of period	$23.11	$13.76	$18.53	$20.95	$19.60	$22.95	$29.54	$32.97	$34.30	$34.04
Number of accumulation units outstanding at end of period	4	4	4	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.88	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80
Value at end of period	$14.78	$8.85	$11.07	$13.71	$13.00	$14.70	$18.92	$20.84	$19.80	$22.76
Number of accumulation units outstanding at end of period	3,157	3,046	2,940	2,837	1,194	1,107	1,020	803	729	47
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.82	$16.99	$10.42	$14.15	$15.75	$14.37	$17.14	$21.46	$21.87	$22.74
Value at end of period	$16.99	$10.42	$14.15	$15.75	$14.37	$17.14	$21.46	$21.87	$22.74	$22.87
Number of accumulation units outstanding at end of period	3,518	2,794	2,793	2,786	2,786	2,786	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$49.65	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49
Value at end of period	$65.63	$33.69	$60.46	$75.82	$61.33	$73.19	$78.32	$73.63	$62.49	$65.97
Number of accumulation units outstanding at end of period	7,226	3,422	4,768	4,701	3,457	3,595	3,622	3,596	3,305	1,053
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)										
Value at beginning of period	$23.71	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87
Value at end of period	$24.89	$14.70	$20.30	$23.25	$21.05	$25.21	$31.70	$32.02	$32.87	$32.49
Number of accumulation units outstanding at end of period	919	919	918	918	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20
Value at end of period	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72
Number of accumulation units outstanding at end of period	3,127	0	0	0	0	0	0	0	0	0
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.02	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10
Value at end of period	$12.99	$8.89	$10.65	$11.77	$11.41	$12.54	$14.41	$15.37	$15.10	$15.78
Number of accumulation units outstanding at end of period	2,382	1,007	1,007	951	888	835	780	724	665	613
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$11.06	$10.93	$12.78	$13.64	$15.05	$16.16	$14.49	$14.75	$14.17
Value at end of period		$10.93	$12.78	$13.64	$15.05	$16.16	$14.49	$14.75	$14.17	$14.72
Number of accumulation units outstanding at end of period		1,444	1,443	1,634	1,535	1,439	1,346	1,256	1,168	1,084
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.43	$12.73	$5.26	$9.06	$10.38	$7.85	$8.68	$8.40	$7.26	$6.07
Value at end of period	$12.73	$5.26	$9.06	$10.38	$7.85	$8.68	$8.40	$7.26	$6.07	$6.37
Number of accumulation units outstanding at end of period	4,587	1,417	1,113	1,112	1,112	1,112	1,080	1,041	1,065	1,023
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.53	$13.74	$14.42	$16.92	$18.83	$18.16	$20.77	$20.96	$21.03	$19.89
Value at end of period	$13.74	$14.42	$16.92	$18.83	$18.16	$20.77	$20.96	$21.03	$19.89	$20.86
Number of accumulation units outstanding at end of period	4,054	4,982	4,221	3,151	2,835	2,747	2,658	2,566	2,468	2,383
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.45	$14.75	$8.87	$11.79	$13.08	$12.29	$14.63	$19.33	$20.86	$21.70
Value at end of period	$14.75	$8.87	$11.79	$13.08	$12.29	$14.63	$19.33	$20.86	$21.70	$23.24
Number of accumulation units outstanding at end of period	28,437	27,173	27,640	15,222	11,202	11,123	10,763	10,539	7,621	7,388
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during September 2012)										
Value at beginning of period						$8.86	$7.58	$3.64	$3.29	$2.38
Value at end of period						$7.58	$3.64	$3.29	$2.38	$3.44
Number of accumulation units outstanding at end of period						513	0	0	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$29.14	$30.46	$21.68	$25.59	$28.91	$28.25	$31.78	$36.72	$38.62	$37.52
Value at end of period	$30.46	$21.68	$25.59	$28.91	$28.25	$31.78	$36.72	$38.62	$37.52	$40.06
Number of accumulation units outstanding at end of period	117,538	95,222	67,836	51,698	43,541	40,715	34,645	31,677	28,682	26,120

CFI 339

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72
Value at end of period	$13.43	$12.79	$13.54	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51
Number of accumulation units outstanding at end of period	2,572	2,681	2,802	2,919	4,478	4,590	4,718	16,991	16,996	21,137
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.33	$10.01								
Value at end of period	$9.77	$9.33								
Number of accumulation units outstanding at end of period	2,770	2,822								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21	$14.65
Value at end of period	$14.07	$14.23	$14.40	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$15.21
Number of accumulation units outstanding at end of period	42,710	50,120	53,335	67,285	73,577	82,052	100,940	132,438	133,856	158,695
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$37.63	$38.55	$35.17	$27.19	$23.72	$24.02	$21.26	$16.49	$26.70	$25.11
Value at end of period	$40.89	$37.63	$38.55	$35.17	$27.19	$23.72	$24.02	$21.26	$16.49	$26.70
Number of accumulation units outstanding at end of period	509,635	559,119	612,254	716,898	793,972	912,331	1,036,940	1,184,071	1,284,630	1,576,693
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93	$8.79		
Value at end of period	$19.34	$17.09	$17.66	$17.68	$16.95	$15.05	$14.59	$12.93		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	341	341		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$32.12	$32.22	$28.63	$21.78	$19.25	$19.49	$17.30	$14.21	$22.89	$22.05
Value at end of period	$35.02	$32.12	$32.22	$28.63	$21.78	$19.25	$19.49	$17.30	$14.21	$22.89
Number of accumulation units outstanding at end of period	4,314	5,364	5,681	8,814	8,938	13,729	14,573	22,769	21,308	37,224
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30
Value at end of period	$41.42	$35.50	$36.60	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23
Number of accumulation units outstanding at end of period	0	766	732	1,109	1,067	1,324	1,250	4,811	4,592	6,975
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56
Value at end of period	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26
Number of accumulation units outstanding at end of period	0	71	71	71	71	71	71	71	358	2,129
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$27.04	$27.17	$25.76	$26.07	$24.10	$22.66	$20.85	$18.90	$20.88	$19.91
Value at end of period	$27.90	$27.04	$27.17	$25.76	$26.07	$24.10	$22.66	$20.85	$18.90	$20.88
Number of accumulation units outstanding at end of period	38,453	47,033	51,350	55,236	70,472	87,055	102,133	110,735	112,092	125,893
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$6.97			
Value at end of period	$8.79	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96			
Number of accumulation units outstanding at end of period	276	276	276	276	276	276	276			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31				
Value at end of period	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30				
Number of accumulation units outstanding at end of period	6,907	7,704	4,061	3,062	3,062	3,061				

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.34	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66
Value at end of period	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66	$14.24
Number of accumulation units outstanding at end of period	23,505	23,483	24,554	2,006	830	922	999	3,363	3,312	413
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$15.98	$16.12	$18.18	$23.70	$25.47	$25.28
Value at end of period					$16.12	$18.18	$23.70	$25.47	$25.28	$26.79
Number of accumulation units outstanding at end of period					837	761	1,968	1,859	1,597	1,392
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.17	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27
Value at end of period	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27	$16.41
Number of accumulation units outstanding at end of period	2,204	2,349	2,399	0	132	0	0	0	0	0
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2010)										
Value at beginning of period				$11.66	$14.00	$14.41	$16.29	$21.24	$23.73	$25.21
Value at end of period				$14.00	$14.41	$16.29	$21.24	$23.73	$25.21	$26.54
Number of accumulation units outstanding at end of period				345	345	345	1,375	1,273	1,027	834
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$19.58	$21.30	$20.24
Value at end of period								$21.30	$20.24	$23.05
Number of accumulation units outstanding at end of period								321	236	169
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.84	$15.97	$15.43	$17.60	$23.45	$25.73	$25.21
Value at end of period			$12.84	$15.97	$15.43	$17.60	$23.45	$25.73	$25.21	$26.59
Number of accumulation units outstanding at end of period			3,357	3,238	3,031	3,031	2,749	2,595	2,437	0
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.86	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88
Value at end of period	$29.13	$19.83	$24.99	$30.69	$29.56	$33.43	$45.48	$47.85	$46.88	$57.64
Number of accumulation units outstanding at end of period	3,933	3,985	4,114	2,753	2,176	2,200	2,082	2,037	1,828	147
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.13	$12.53	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48
Value at end of period	$12.42	$8.19	$10.17	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Number of accumulation units outstanding at end of period	122	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.30	$20.23	$15.33	$17.90	$19.71	$19.88	$22.13	$24.58	$25.98	$25.69
Value at end of period	$20.23	$15.33	$17.90	$19.71	$19.88	$22.13	$24.58	$25.98	$25.69	$26.91
Number of accumulation units outstanding at end of period	11,771	12,347	12,250	11,513	10,814	10,136	9,489	8,835	8,184	7,001
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period				$10.80	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06
Value at end of period				$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Number of accumulation units outstanding at end of period				381	380	380	380	380	379	379
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.74	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16
Value at end of period	$15.09	$10.94	$14.67	$17.67	$16.90	$19.42	$25.19	$27.98	$27.16	$33.27
Number of accumulation units outstanding at end of period	5,097	3,614	3,513	3,417	3,329	3,247	3,165	2,961	2,891	2,250

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46
Value at end of period	$29.12	$27.99	$29.84	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29
Number of accumulation units outstanding at end of period	1,181	1,181	1,181	1,181	735	534	534	3,059	2,886	3,079
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74	
Value at end of period	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	
Number of accumulation units outstanding at end of period	284	284	285	285	285	1,553	1,552	1,552	1,552	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30
Value at end of period	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	14	2,030
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01	$20.42
Value at end of period	$30.56	$28.54	$28.06	$25.19	$18.93	$17.07	$18.14	$16.39	$12.61	$21.01
Number of accumulation units outstanding at end of period	5	72	79	101	109	1,098	1,183	1,278	1,374	1,477
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$15.02	$15.67	$15.21	$11.82						
Value at end of period	$18.35	$15.02	$15.67	$15.21						
Number of accumulation units outstanding at end of period	1,742	1,742	1,742	1,742						
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.93
Value at end of period	$23.23	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,341
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34
Value at end of period	$22.04	$18.94	$20.40	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84
Number of accumulation units outstanding at end of period	45	695	766	973	1,055	1,139	1,228	1,326	1,426	9,539
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89
Value at end of period	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16
Number of accumulation units outstanding at end of period	14	217	239	0	0	0	0	1,204	1,106	7,240
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65
Value at end of period	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	2,772
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98
Value at end of period	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58
Number of accumulation units outstanding at end of period	0	0	0	0	493	537	791	830	830	1,421
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29
Value at end of period	$33.21	$29.32	$30.62	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,384
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57
Value at end of period	$18.73	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29
Number of accumulation units outstanding at end of period	5,591	7,195	7,172	7,151	10,516	11,379	11,055	36,405	35,468	53,174

CFI 342

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.00	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47
Value at end of period			$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Number of accumulation units outstanding at end of period			191	203	193	193	193	192	192	192
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.63	$18.13	$9.04	$12.28	$13.80	$13.76	$15.55	$18.77	$20.79	$21.60
Value at end of period	$18.13	$9.04	$12.28	$13.80	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Number of accumulation units outstanding at end of period	28	0	0	0	8,067	8,618	8,243	8,019	7,742	7,800
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$11.95	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34
Value at end of period	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34	$23.70
Number of accumulation units outstanding at end of period	16,111	14,496	16,042	13,096	11,214	11,311	7,889	7,731	7,583	7,428
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.68	$16.97	$10.78	$13.30	$15.10	$14.78	$17.11	$21.92	$23.26	$21.39
Value at end of period	$16.97	$10.78	$13.30	$15.10	$14.78	$17.11	$21.92	$23.26	$21.39	$25.09
Number of accumulation units outstanding at end of period	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072	1,072
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.96	$26.01	$14.84	$20.95	$24.18	$23.63	$27.74	$38.16	$40.96	$44.82
Value at end of period	$26.01	$14.84	$20.95	$24.18	$23.63	$27.74	$38.16	$40.96	$44.82	$44.93
Number of accumulation units outstanding at end of period	10,725	9,893	10,111	3,231	3,268	3,324	3,349	2,589	2,481	1,342
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41
Value at end of period		$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47
Number of accumulation units outstanding at end of period		860	895	229	203	997	936	882	729	679
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.06	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73
Value at end of period	$11.18	$6.66	$8.70	$9.26	$8.63	$10.37	$13.38	$12.85	$11.73	$12.84
Number of accumulation units outstanding at end of period	1,344	0	0	0	0	0	0	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$10.10	$10.48	$5.63	$8.33	$10.28	$8.66	$10.40	$12.57	$11.87	$11.73
Value at end of period	$10.48	$5.63	$8.33	$10.28	$8.66	$10.40	$12.57	$11.87	$11.73	$11.42
Number of accumulation units outstanding at end of period	991	991	990	945	895	895	811	766	719	0
WANGER SELECT										
Value at beginning of period	$14.81	$16.02	$8.06	$13.23	$16.53	$13.44	$15.72	$20.90	$21.29	$21.07
Value at end of period	$16.02	$8.06	$13.23	$16.53	$13.44	$15.72	$20.90	$21.29	$21.07	$23.59
Number of accumulation units outstanding at end of period	5,211	8	8	19	0	0	0	0	0	0
WANGER USA										
Value at beginning of period	$13.64	$14.21	$8.46	$11.89	$14.48	$13.80	$16.36	$21.61	$22.36	$21.95
Value at end of period	$14.21	$8.46	$11.89	$14.48	$13.80	$16.36	$21.61	$22.36	$21.95	$24.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
Value at beginning of period	$12.96	$13.31	$8.79	$10.33	$11.56	$12.22	$13.57	$17.67	$19.40	$19.11
Value at end of period	$13.31	$8.79	$10.33	$11.56	$12.22	$13.57	$17.67	$19.40	$19.11	$21.40
Number of accumulation units outstanding at end of period	15,940	12,503	12,732	1,844	877	824	770	715	657	605

Condensed Financial Information (continued)

WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$23.79	$21.59	$14.55	$18.66	$22.60	$21.84	$24.46	$33.36	$35.37	$33.34
Value at end of period	$21.59	$14.55	$18.66	$22.60	$21.84	$24.46	$33.36	$35.37	$33.34	$42.44
Number of accumulation units outstanding at end of period	1,713	407	407	407	407	407	0	0	0	0

TABLE 39
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JANUARY 4, 2005
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$37.81	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48	$26.93	$26.21
Value at end of period	$40.76	$37.81	$38.68	$35.31	$29.94	$27.16	$25.97	$23.17	$18.48	$26.93
Number of accumulation units outstanding at end of period	0	0	3,717	6,133	7,176	8,622	5,500	5,401	6,590	4,684
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98	$34.00
Value at end of period	$65.98	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98
Number of accumulation units outstanding at end of period	223,722	239,244	181,149	183,011	186,477	202,146	212,972	228,041	243,165	241,468
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$39.26	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59	$28.93	$28.49
Value at end of period	$46.31	$39.26	$41.05	$37.64	$29.46	$25.12	$24.87	$21.58	$16.59	$28.93
Number of accumulation units outstanding at end of period	58,289	59,279	89,963	87,816	90,055	98,081	11,297	123,950	134,257	123,934
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.38	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62	$25.78	$20.31
Value at end of period	$40.69	$40.38	$37.84	$33.89	$24.87	$21.74	$21.70	$17.45	$13.62	$25.78
Number of accumulation units outstanding at end of period	32,346	43,626	40,694	30,634	31,284	40,494	30,156	26,974	28,404	28,388
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.69	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49	$25.80	$22.00
Value at end of period	$24.37	$25.69	$24.80	$26.99	$20.76	$17.19	$20.75	$18.33	$14.49	$25.80
Number of accumulation units outstanding at end of period	28,249	35,637	29,902	31,538	30,617	29,625	31,591	41,307	42,654	43,234
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$57.78	$55.13	$50.80	$36.28	$37.21					
Value at end of period	$59.06	$57.78	$55.13	$50.80	$36.28					
Number of accumulation units outstanding at end of period	0	0	1,063	804	583					
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.75	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98	$11.42	$10.57
Value at end of period	$18.45	$16.75	$17.78	$16.50	$12.73	$11.21	$11.22	$10.23	$7.98	$11.42
Number of accumulation units outstanding at end of period	2,344	2,379	12,672	14,634	10,491	11,787	14,066	16,017	15,072	13,869
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$42.78	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13	$32.18	$30.49
Value at end of period	$46.10	$42.78	$43.61	$41.21	$35.31	$31.07	$31.49	$27.59	$23.13	$32.18
Number of accumulation units outstanding at end of period	0	0	0	38,409	38,916	43,642	48,071	47,132	51,504	69,073
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.78	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20	$12.08	$11.11
Value at end of period	$15.71	$14.78	$15.51	$15.40	$16.05	$14.91	$14.38	$12.40	$10.20	$12.08
Number of accumulation units outstanding at end of period	63,624	57,154	111,512	110,529	123,727	142,622	0	155,271	161,168	156,529

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$9.92	$9.49
Value at end of period									$9.49	$10.05
Number of accumulation units outstanding at end of period									6,522	7,844
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.70	$16.51	$16.94	$17.00	$17.04	$17.05	$17.05	$17.00	$17.00	$16.99
Value at end of period	$16.51	$16.94	$17.00	$17.04	$17.05	$17.05	$17.00	$17.00	$16.99	$17.01
Number of accumulation units outstanding at end of period	35,571	44,401	44,541	7,083	4,543	3,306	15,017	15,461	0	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$26.27	$28.22	$17.59	$22.90	$26.16	$26.09	$30.13	$39.47	$43.54	$42.90
Value at end of period	$28.22	$17.59	$22.90	$26.16	$26.09	$30.13	$39.47	$43.54	$42.90	$47.07
Number of accumulation units outstanding at end of period	149,018	124,722	105,707	127,705	117,177	110,058	117,563	116,221	75,719	72,270
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.40	$24.57	$15.43	$19.01	$21.66	$21.65	$24.77	$32.83	$37.36	$37.66
Value at end of period	$24.57	$15.43	$19.01	$21.66	$21.65	$24.77	$32.83	$37.36	$37.66	$41.50
Number of accumulation units outstanding at end of period	210,822	179,312	162,406	147,693	136,950	127,245	114,712	123,317	55,638	50,037
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.79	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22
Value at end of period	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22	$49.86
Number of accumulation units outstanding at end of period	191,937	189,045	179,304	161,609	156,461	143,657	143,394	141,138	50,392	45,039
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.74	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97
Value at end of period	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97	$36.86
Number of accumulation units outstanding at end of period	144,104	137,475	119,289	109,654	102,530	95,462	97,085	95,084	3,561	3,037
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$21.03	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40
Value at end of period	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40	$32.75
Number of accumulation units outstanding at end of period	127,866	124,069	115,916	109,184	96,203	109,591	91,905	96,521	110,514	116,998
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.99	$7.62	$8.23	$7.22	$8.58	$10.42	$9.77	$9.67
Value at end of period			$7.62	$8.23	$7.22	$8.58	$10.42	$9.77	$9.67	$9.75
Number of accumulation units outstanding at end of period			17,604	9,973	9,596	10,654	13,730	11,883	0	0
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.34	$10.44	$12.32	$16.15	$18.35	$19.47
Value at end of period					$10.44	$12.32	$16.15	$18.35	$19.47	$20.23
Number of accumulation units outstanding at end of period					90,491	94,874	101,956	150,070	56,954	98,028
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period							$12.30	$13.55	$14.90	$14.23
Value at end of period							$13.55	$14.90	$14.23	$16.20
Number of accumulation units outstanding at end of period							0	0	12,387	10,103
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$22.59	$27.24	$29.65	$29.68
Value at end of period							$27.24	$29.65	$29.68	$31.82
Number of accumulation units outstanding at end of period							21,070	20,724	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.82	$31.58	$21.76	$27.77	$34.54	$33.68	$38.48	$53.14	$56.62	$55.94
Value at end of period	$31.58	$21.76	$27.77	$34.54	$33.68	$38.48	$53.14	$56.62	$55.94	$69.61
Number of accumulation units outstanding at end of period	37,373	44,611	47,168	45,205	44,839	40,529	40,292	38,621	39,795	47,998
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$12.96	$8.56	$10.78	$12.27	$11.88	$13.48	$15.64	$16.56	$16.48
Value at end of period	$12.96	$8.56	$10.78	$12.27	$11.88	$13.48	$15.64	$16.56	$16.48	$17.44
Number of accumulation units outstanding at end of period	7,503	8,834	520,087	17,462	25,508	24,226	26,053	28,058	178,692	194,072
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.74	$13.41	$8.44	$10.84	$12.42	$11.85	$13.60	$16.41	$17.28	$17.19
Value at end of period	$13.41	$8.44	$10.84	$12.42	$11.85	$13.60	$16.41	$17.28	$17.19	$18.25
Number of accumulation units outstanding at end of period	14,584	27,871	31,626	36,561	41,760	49,513	61,083	69,424	341,510	334,572
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$13.08	$13.84	$8.32	$10.81	$12.44	$11.80	$13.59	$16.77	$17.79	$17.61
Value at end of period	$13.84	$8.32	$10.81	$12.44	$11.80	$13.59	$16.77	$17.79	$17.61	$18.72
Number of accumulation units outstanding at end of period	13,254	6,450	242,654	8,723	10,310	11,115	11,389	438,034	145,803	178,656
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.51	$11.74	$9.78	$11.45	$12.57	$12.61	$13.84	$14.76	$15.60	$15.61
Value at end of period	$11.74	$9.78	$11.45	$12.57	$12.61	$13.84	$14.76	$15.60	$15.61	$16.30
Number of accumulation units outstanding at end of period	1,352	1,530	5,378	5,588	3,250	1,670	2,863	2,865	115,581	118,988
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.00	$21.16	$16.17	$19.06	$21.17	$21.55	$24.14	$27.13	$28.93	$28.75
Value at end of period	$21.16	$16.17	$19.06	$21.17	$21.55	$24.14	$27.13	$28.93	$28.75	$30.37
Number of accumulation units outstanding at end of period	17,028	11,572	12,155	7,881	6,328	5,980	4,889	3,353	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$22.35	$23.47	$15.01	$18.80	$21.25	$20.63	$23.66	$29.04	$30.84	$30.46
Value at end of period	$23.47	$15.01	$18.80	$21.25	$20.63	$23.66	$29.04	$30.84	$30.46	$32.55
Number of accumulation units outstanding at end of period	8,821	5,061	5,749	6,799	4,058	3,636	5,206	4,822	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.93	$22.07	$15.34	$18.68	$20.95	$20.83	$23.66	$27.50	$29.32	$29.14
Value at end of period	$22.07	$15.34	$18.68	$20.95	$20.83	$23.66	$27.50	$29.32	$29.14	$31.06
Number of accumulation units outstanding at end of period	7,426	3,270	3,498	3,575	4,314	5,447	0	5,619	0	0
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.49	$16.01	$11.75	$15.95	$19.46	$18.85	$21.93	$28.72	$32.40	$31.71
Value at end of period	$16.01	$11.75	$15.95	$19.46	$18.85	$21.93	$28.72	$32.40	$31.71	$39.32
Number of accumulation units outstanding at end of period	27,959	39,840	34,321	36,817	38,858	42,754	48,281	47,460	0	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$19.40	$11.40	$15.40	$19.50	$19.93	$23.85	$33.01	$34.55	$32.68
Value at end of period	$19.40	$11.40	$15.40	$19.50	$19.93	$23.85	$33.01	$34.55	$32.68	$34.41
Number of accumulation units outstanding at end of period	40,819	42,358	42,142	40,395	41,513	41,776	51,978	46,992	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.63	$13.08	$10.03	$12.30	$13.81	$13.67	$15.37	$19.20	$20.91	$20.47
Value at end of period	$13.08	$10.03	$12.30	$13.81	$13.67	$15.37	$19.20	$20.91	$20.47	$23.58
Number of accumulation units outstanding at end of period	111,480	108,399	120,283	105,837	94,820	82,455	75,317	76,784	333,864	321,139
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$18.54	$12.41	$15.60	$19.18	$19.53	$23.43	$30.83	$35.45	$34.23
Value at end of period	$18.54	$12.41	$15.60	$19.18	$19.53	$23.43	$30.83	$35.45	$34.23	$39.24
Number of accumulation units outstanding at end of period	41,986	42,804	36,952	34,432	34,709	35,128	37,583	33,296	7,392	7,974

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45	$14.50
Value at end of period	$22.57	$22.53	$21.65	$21.23	$16.66	$13.73	$14.94	$12.86	$9.22	$15.45
Number of accumulation units outstanding at end of period	100,642	110,854	378,614	380,233	388,813	423,969	430,454	450,106	463,028	473,300
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.36	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15	$14.35	$12.65
Value at end of period	$28.30	$26.36	$25.94	$23.20	$17.16	$14.78	$15.35	$11.93	$8.15	$14.35
Number of accumulation units outstanding at end of period	99,450	110,522	109,115	130,949	131,940	148,655	155,091	159,817	158,006	168,996
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$53.53	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30	$28.22	$25.68
Value at end of period	$54.31	$53.53	$48.33	$44.49	$32.05	$26.95	$27.24	$23.31	$16.30	$28.22
Number of accumulation units outstanding at end of period	96,517	95,729	26,186	27,560	24,906	22,287	24,223	21,445	22,316	19,728
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.27	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30	$10.21	
Value at end of period	$10.45	$10.27	$10.73	$11.38	$9.55	$8.03	$9.13	$8.32	$6.30	
Number of accumulation units outstanding at end of period	99,429	97,162	46,766	47,590	43,263	38,642	41,509	40,449	43,787	

TABLE 40

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% EFFECTIVE SEPTEMBER 10, 2007
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.13	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36	$8.75	
Value at end of period	$18.43	$17.13	$21.91	$15.10	$15.64	$14.07	$14.33	$9.74	$7.36	
Number of accumulation units outstanding at end of period	12,491	11,898	0	58,402	48,418	54,724	50,614	42,535	4,929	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.25	$17.76	$19.70	$12.56	$13.85	$13.58	$10.03	$8.12	$9.09	
Value at end of period	$18.85	$17.25	$17.76	$19.70	$12.56	$13.85	$13.58	$10.03	$8.12	
Number of accumulation units outstanding at end of period	13,312	11,395	0	76,172	73,593	64,747	47,509	33,772	5,713	
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$21.76	$22.03	$22.56	$18.78	$15.79	$18.28	$16.71	$12.00	$20.21	$18.43
Value at end of period	$21.89	$21.76	$22.03	$22.56	$18.78	$15.79	$18.28	$16.71	$12.00	$20.21
Number of accumulation units outstanding at end of period	33,549	39,523	0	284,680	251,428	305,238	294,461	276,848	252,789	147,996
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98	$37.18
Value at end of period	$65.98	$61.12	$60.97	$54.46	$41.48	$35.63	$36.56	$31.15	$22.98	$39.98
Number of accumulation units outstanding at end of period	223,722	239,244	181,149	248,741	250,822	251,909	241,112	228,041	200,288	129,222
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$29.98	$32.50	$32.32	$23.72	$20.04	$20.82	$16.24	$12.56	$18.77	$19.16
Value at end of period	$39.01	$29.98	$32.50	$32.32	$23.72	$20.04	$20.82	$16.24	$12.56	$18.77
Number of accumulation units outstanding at end of period	13,903	16,542	0	64,827	53,156	49,761	45,573	36,212	28,051	4,303

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$78.45	$83.25	$90.16	$86.09	$73.68
Value at end of period						$83.25	$90.16	$86.09	$73.68	$78.72
Number of accumulation units outstanding at end of period						3,881	5,226	0	1,600	2,033
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.76	$12.35	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63	$16.18
Value at end of period	$12.35	$11.48	$13.57	$14.69	$16.40	$17.84	$16.14	$16.63	$16.18	$17.01
Number of accumulation units outstanding at end of period	54,688	196,769	214,563	240,368	265,699	283,285	286,683	0	47,525	46,960
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.06	$9.36	$10.86	$8.32	$9.31	$9.13	$7.98	$6.73
Value at end of period			$9.36	$10.86	$8.32	$9.31	$9.13	$7.98	$6.73	$7.15
Number of accumulation units outstanding at end of period			29,101	56,631	66,518	46,618	37,611	0	5,981	4,708
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$29.13	$30.54	$29.81	$34.53	$35.18	$35.72	$34.18
Value at end of period				$30.54	$29.81	$34.53	$35.18	$35.72	$34.18	$36.29
Number of accumulation units outstanding at end of period				2,359	13,108	15,242	20,638	0	4,310	3,725
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$8.43	$12.54	$14.08	$13.39	$16.15	$21.54	$23.61	$24.76
Value at end of period			$12.54	$14.08	$13.39	$16.15	$21.54	$23.61	$24.76	$26.84
Number of accumulation units outstanding at end of period			6,938	11,573	19,246	18,485	18,035	0	3,932	3,931
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$9.92	$9.49
Value at end of period									$9.49	$10.05
Number of accumulation units outstanding at end of period									6,522	7,844
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$14.88	$15.66	$16.36	$18.65	$19.70	$19.86	$19.45
Value at end of period				$15.66	$16.36	$18.65	$19.70	$19.86	$19.45	$22.28
Number of accumulation units outstanding at end of period				3,267	12,093	30,278	37,215	0	7,794	7,165
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$24.84	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22
Value at end of period	$25.10	$15.66	$20.64	$25.17	$24.88	$29.21	$39.40	$43.17	$42.22	$49.86
Number of accumulation units outstanding at end of period	24,067	55,759	61,999	62,447	60,367	57,466	53,283	141,138	50,392	45,039
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$18.25	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97
Value at end of period	$17.57	$11.67	$14.57	$17.90	$17.77	$19.97	$28.50	$29.94	$28.97	$36.86
Number of accumulation units outstanding at end of period	2,302	14,976	18,306	17,098	15,808	13,118	11,732	95,084	3,561	3,037
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$21.92	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40
Value at end of period	$22.30	$20.41	$22.74	$25.01	$26.89	$29.34	$29.38	$31.23	$31.40	$32.75
Number of accumulation units outstanding at end of period	55,907	85,454	96,033	93,395	72,609	67,578	52,592	96,521	110,514	116,998

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$19.47	$18.35	$16.15	$12.32	$10.44	$10.34				
Value at end of period	$20.23	$19.47	$18.35	$16.15	$12.32	$10.44				
Number of accumulation units outstanding at end of period	98,028	56,954	150,070	58,090	39,104	0				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$14.23	$14.90	$13.55	$12.30						
Value at end of period	$16.20	$14.23	$14.90	$13.55						
Number of accumulation units outstanding at end of period	10,103	12,387	0	70,120						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$29.68	$29.65	$27.24	$22.59						
Value at end of period	$31.82	$29.68	$29.65	$27.24						
Number of accumulation units outstanding at end of period	0	0	20,724	0						
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$17.16	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51	$11.47	$11.36
Value at end of period	$18.66	$17.16	$17.29	$14.95	$11.47	$10.38	$10.85	$9.34	$7.51	$11.47
Number of accumulation units outstanding at end of period	7,000	10,287	0	195,142	201,756	197,653	180,244	199,539	186,936	147,496
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$27.23	$27.46	$24.78	$18.37	$18.09					
Value at end of period	$29.07	$27.23	$27.46	$24.78	$18.37					
Number of accumulation units outstanding at end of period	8,683	6,821	0	16,475	11,802					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96	$12.67
Value at end of period	$17.44	$16.48	$16.56	$15.64	$13.48	$11.88	$12.27	$10.78	$8.56	$12.96
Number of accumulation units outstanding at end of period	194,072	178,692	28,058	750,453	703,801	646,085	583,075	520,087	492,484	233,574
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41	$13.03
Value at end of period	$18.25	$17.19	$17.28	$16.41	$13.60	$11.85	$12.42	$10.84	$8.44	$13.41
Number of accumulation units outstanding at end of period	334,572	341,510	69,424	768,414	656,324	554,649	472,321	384,241	302,587	21,367
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84	$13.38
Value at end of period	$18.72	$17.61	$17.79	$16.77	$13.59	$11.80	$12.44	$10.81	$8.32	$13.84
Number of accumulation units outstanding at end of period	178,656	145,803	438,034	407,561	357,397	310,909	272,650	242,654	181,230	35,876
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$16.52	$16.71	$15.70	$12.73	$11.02	$11.62	$10.93			
Value at end of period	$17.57	$16.52	$16.71	$15.70	$12.73	$11.02	$11.62			
Number of accumulation units outstanding at end of period	32,425	15,682	5,373	19,682	9,913	4,189	37			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74	$11.51
Value at end of period	$16.30	$15.61	$15.60	$14.76	$13.84	$12.61	$12.57	$11.45	$9.78	$11.74
Number of accumulation units outstanding at end of period	118,988	115,581	2,865	101,225	92,116	86,348	82,314	54,898	45,639	3,514

Condensed Financial Information (continued)

VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.80	$14.03	$8.82	$11.14	$12.78	$13.01	$15.03	$19.89	$22.47	$22.71
Value at end of period	$14.03	$8.82	$11.14	$12.78	$13.01	$15.03	$19.89	$22.47	$22.71	$25.34
Number of accumulation units outstanding at end of period	187,353	257,342	306,000	336,051	361,476	336,241	349,817	0	21,838	27,942

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)
(Funds were first received in this option during September 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$15.18	$15.45	$9.22	$12.86	$14.94	$13.73	$16.66	$21.23	$21.65	$22.53
Value at end of period	$15.45	$9.22	$12.86	$14.94	$13.73	$16.66	$21.23	$21.65	$22.53	$22.57
Number of accumulation units outstanding at end of period	25,696	75,233	82,996	83,975	76,045	67,347	56,680	378,614	110,854	100,642

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during September 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$18.80	$19.00	$12.22	$15.27	$17.56	$17.40	$20.34	$26.38	$28.33	$26.36
Value at end of period	$19.00	$12.22	$15.27	$17.56	$17.40	$20.34	$26.38	$28.33	$26.36	$31.30
Number of accumulation units outstanding at end of period	88,042	149,177	193,168	208,915	221,780	235,085	234,739	235,551	30,707	29,333

WANGER INTERNATIONAL
(Funds were first received in this option during April 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$5.63	$8.61	$10.75	$9.18	$11.16	$13.62	$13.01	$13.02
Value at end of period	$8.61	$10.75	$9.18	$11.16	$13.62	$13.01	$13.02	$12.83
Number of accumulation units outstanding at end of period	4,592	25,680	39,398	41,973	55,781	0	8,862	9,295

WANGER SELECT
(Funds were first received in this option during September 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$16.34	$16.61	$8.46	$14.06	$17.80	$14.65	$17.31	$23.36	$24.09	$24.06
Value at end of period	$16.61	$8.46	$14.06	$17.80	$14.65	$17.31	$23.36	$24.09	$24.06	$27.25
Number of accumulation units outstanding at end of period	121,257	166,678	191,467	206,820	206,603	198,822	165,632	0	15,910	14,226

WANGER USA
(Funds were first received in this option during September 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$14.54	$14.73	$8.88	$12.64	$15.59	$15.05	$18.06	$24.08	$25.22	$25.05
Value at end of period	$14.73	$8.88	$12.64	$15.59	$15.05	$18.06	$24.08	$25.22	$25.05	$28.47
Number of accumulation units outstanding at end of period	5,089	35,741	43,271	51,594	66,450	70,064	82,817	0	23,192	22,266

TABLE 41

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

ALGER RESPONSIBLE INVESTING FUND (CLASS A)
(Funds were first received in this option during December 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.15	$13.04	$14.25	$13.47	$15.44	$20.75	$21.69	$22.17
Value at end of period	$13.04	$14.25	$13.47	$15.44	$20.75	$21.69	$22.17	$22.55
Number of accumulation units outstanding at end of period	41	0	0	133	5,458	70	159	297

AMANA GROWTH FUND (INVESTOR CLASS)
(Funds were first received in this option during September 2009)

	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$11.08	$12.35	$14.27	$13.97	$15.50	$18.99	$21.60	$21.46
Value at end of period	$12.35	$14.27	$13.97	$15.50	$18.99	$21.60	$21.46	$23.04
Number of accumulation units outstanding at end of period	2,140	8,271	12,153	12,139	9,527	11,168	12,300	11,576

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period			$11.74	$12.09	$13.53	$13.76	$15.05	$19.47	$21.19	$20.53
Value at end of period			$12.09	$13.53	$13.76	$15.05	$19.47	$21.19	$20.53	$22.40
Number of accumulation units outstanding at end of period			2,851	5,517	4,238	5,975	28,752	27,208	28,517	32,698
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$10.42	$10.76	$11.33	$12.77	$13.59	$12.32	$12.61	$12.31
Value at end of period			$10.76	$11.33	$12.77	$13.59	$12.32	$12.61	$12.31	$12.86
Number of accumulation units outstanding at end of period			17,419	31,406	54,758	57,080	21,310	21,274	19,577	25,563
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2016)										
Value at beginning of period										$9.67
Value at end of period										$9.97
Number of accumulation units outstanding at end of period										728
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period				$10.60	$11.62	$10.27	$12.33	$17.79	$19.69	$18.84
Value at end of period				$11.62	$10.27	$12.33	$17.79	$19.69	$18.84	$21.71
Number of accumulation units outstanding at end of period				752	299	205	10,338	2,711	626	619
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$4.85	$7.80	$8.24	$7.63	$9.54	$11.91	$11.77	$11.28
Value at end of period			$7.80	$8.24	$7.63	$9.54	$11.91	$11.77	$11.28	$10.17
Number of accumulation units outstanding at end of period			1,229	1,508	2,654	4,188	6,359	7,618	11,847	7,640
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.65	$11.79	$10.99	$12.77	$18.40	$20.14	$18.01
Value at end of period				$11.79	$10.99	$12.77	$18.40	$20.14	$18.01	$22.28
Number of accumulation units outstanding at end of period				1,036	954	1,246	11,406	10,425	9,471	8,137
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during December 2015)										
Value at beginning of period									$9.25	$9.20
Value at end of period									$9.20	$10.58
Number of accumulation units outstanding at end of period									5,949	11,866
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period									$10.30	$10.12
Value at end of period									$10.12	$9.49
Number of accumulation units outstanding at end of period									28,489	22,899
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period				$13.07	$15.90	$15.76	$17.80	$23.66	$25.12	$23.33
Value at end of period				$15.90	$15.76	$17.80	$23.66	$25.12	$23.33	$28.46
Number of accumulation units outstanding at end of period				4,078	2,651	1,579	4,487	3,973	4,495	7,102
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.28	$12.06	$8.26	$10.33	$11.55	$12.04	$13.28	$15.63	$17.09	$16.67
Value at end of period	$12.06	$8.26	$10.33	$11.55	$12.04	$13.28	$15.63	$17.09	$16.67	$17.93
Number of accumulation units outstanding at end of period	3,114	5,776	9,480	10,784	10,721	9,594	9,564	14,221	8,480	8,835

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$10.09	$9.52	$10.99	$11.30	$14.67	$15.37
Value at end of period					$9.52	$10.99	$11.30	$14.67	$15.37	$16.19
Number of accumulation units outstanding at end of period					509	1,934	3,201	10,204	8,451	8,229
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$5.85	$6.21	$7.89	$9.15	$8.66	$9.94	$12.97	$14.46	$14.10
Value at end of period		$6.21	$7.89	$9.15	$8.66	$9.94	$12.97	$14.46	$14.10	$16.14
Number of accumulation units outstanding at end of period		3	22	317	8,755	9,078	2,520	976	2,041	1,410
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during 2009)										
Value at beginning of period			$6.12	$8.07	$9.90	$9.45	$10.98	$14.81	$16.54	$15.64
Value at end of period			$8.07	$9.90	$9.45	$10.98	$14.81	$16.54	$15.64	$17.78
Number of accumulation units outstanding at end of period			429	1,170	88	90	435	3,580	358	244
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period							$11.82	$12.11	$12.73	$11.88
Value at end of period							$12.11	$12.73	$11.88	$15.53
Number of accumulation units outstanding at end of period							282	1,053	3,582	1,752
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.14	$17.70	$10.50	$14.57	$15.90	$13.70	$16.29	$19.53	$18.96	$18.76
Value at end of period	$17.70	$10.50	$14.57	$15.90	$13.70	$16.29	$19.53	$18.96	$18.76	$18.84
Number of accumulation units outstanding at end of period	44	15,539	36,526	38,646	39,410	35,785	27,017	25,485	26,595	26,276
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.07	$15.59	$8.94	$12.10	$14.15	$13.76	$15.98	$20.92	$23.36	$23.46
Value at end of period	$15.59	$8.94	$12.10	$14.15	$13.76	$15.98	$20.92	$23.36	$23.46	$25.27
Number of accumulation units outstanding at end of period	78,840	189,809	485,170	460,799	442,686	430,174	409,611	398,660	376,742	336,924
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.32	$13.49	$7.71	$10.02	$11.51	$11.59	$13.56	$17.34	$18.80	$18.01
Value at end of period	$13.49	$7.71	$10.02	$11.51	$11.59	$13.56	$17.34	$18.80	$18.01	$21.20
Number of accumulation units outstanding at end of period	37,197	68,690	152,144	153,253	138,091	131,223	130,838	131,771	121,580	104,179
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.81	$15.28	$8.05	$10.31	$12.77	$12.76	$14.60	$19.85	$22.04	$23.56
Value at end of period	$1,528.00	$8.05	$10.31	$12.77	$12.76	$14.60	$19.85	$22.04	$23.56	$23.69
Number of accumulation units outstanding at end of period	39,028	107,871	224,254	221,755	210,137	203,212	205,843	204,784	197,791	175,678
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.74	$17.14	$9.61	$12.12	$13.68	$11.30	$13.61	$17.71	$16.24	$16.79
Value at end of period	$17.14	$9.61	$12.12	$13.68	$11.30	$13.61	$17.71	$16.24	$16.79	$15.90
Number of accumulation units outstanding at end of period	6,985	14,302	29,959	26,623	25,926	25,435	26,548	25,493	29,508	26,678
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.52	$8.57	$11.04	$14.12	$13.56	$16.01	$21.76	$21.83	$20.17
Value at end of period		$8.57	$11.04	$14.12	$13.56	$16.01	$21.76	$21.83	$20.17	$26.19
Number of accumulation units outstanding at end of period		5,937	22,761	26,591	21,549	21,958	22,108	19,004	19,042	23,453

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$5.43	$8.16	$9.28	$9.08	$10.61	$13.92	$15.12	$15.58
Value at end of period			$8.16	$9.28	$9.08	$10.61	$13.92	$15.12	$15.58	$17.48
Number of accumulation units outstanding at end of period			1,056	3,008	3,405	4,160	4,988	6,138	7,167	6,200
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.83	$12.34	$13.85	$12.96	$14.27	$18.39	$19.17	$18.29
Value at end of period			$12.34	$13.85	$12.96	$14.27	$18.39	$19.17	$18.29	$20.43
Number of accumulation units outstanding at end of period			1,313	1,784	2,080	2,197	1,988	1,906	1,852	1,810
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.20	$36.21	$50.61	$54.75	$57.35
Value at end of period						$36.21	$50.61	$54.75	$57.35	$58.50
Number of accumulation units outstanding at end of period						9,393	10,611	11,753	11,505	8,669
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.03	$13.68	$9.53	$12.20	$13.33	$13.29	$15.10	$19.47	$21.00	$19.74
Value at end of period	$13.68	$9.53	$12.20	$13.33	$13.29	$15.10	$19.47	$21.00	$19.74	$21.71
Number of accumulation units outstanding at end of period	5,163	16,970	48,752	47,829	50,638	53,465	51,559	44,420	44,345	41,461
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during June 2015)										
Value at beginning of period									$11.88	$10.53
Value at end of period									$10.53	$10.69
Number of accumulation units outstanding at end of period									361	1,922
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.90	$7.20	$9.23	$11.48	$11.25	$13.02	$17.61	$18.45	$17.75
Value at end of period		$7.20	$9.23	$11.48	$11.25	$13.02	$17.61	$18.45	$17.75	$22.33
Number of accumulation units outstanding at end of period		39	3,897	5,471	8,561	8,866	8,816	5,645	5,699	6,818
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.71	$7.73	$9.76	$12.22	$11.70	$13.37	$17.37	$19.33	$18.55
Value at end of period		$7.73	$9.76	$12.22	$11.70	$13.37	$17.37	$19.33	$18.55	$21.54
Number of accumulation units outstanding at end of period		8,298	27,917	27,400	26,281	25,885	24,412	26,766	22,071	20,166
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during March 2014)										
Value at beginning of period								$9.93	$10.32	$10.29
Value at end of period								$10.32	$10.29	$10.50
Number of accumulation units outstanding at end of period								4,290	3,821	3,473
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.64	$11.54	$7.03	$9.15	$11.18	$10.81	$11.95	$16.45	$18.09	$17.95
Value at end of period	$11.54	$7.03	$9.15	$11.18	$10.81	$11.95	$16.45	$18.09	$17.95	$19.67
Number of accumulation units outstanding at end of period	88	42	1,473	4,558	5,546	5,786	11,730	6,895	6,992	7,139
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.58	$16.10	$9.98	$13.68	$15.39	$14.18	$17.08	$21.60	$22.23	$23.35
Value at end of period	$16.10	$9.98	$13.68	$15.39	$14.18	$17.08	$21.60	$22.23	$23.35	$23.72
Number of accumulation units outstanding at end of period	47	1,212	2,953	4,790	4,961	5,841	5,356	4,125	4,267	2,295

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.21	$23.25	$12.05	$21.85	$27.67	$22.61	$27.25	$29.46	$27.97	$23.98
Value at end of period	$23.25	$12.05	$21.85	$27.67	$22.61	$27.25	$29.46	$27.97	$23.98	$25.57
Number of accumulation units outstanding at end of period	438	24,999	77,076	63,742	53,386	50,184	44,093	42,610	37,017	34,959
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.22	$8.30	$11.35	$13.98	$13.63	$16.04	$22.57	$25.20	$23.65
Value at end of period		$8.30	$11.35	$13.98	$13.63	$16.04	$22.57	$25.20	$23.65	$27.85
Number of accumulation units outstanding at end of period		4,251	13,593	9,060	7,320	5,542	15,293	17,149	18,668	15,410
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.39	$9.06	$10.96	$12.24	$11.98	$13.30	$15.44	$16.63	$16.50
Value at end of period		$9.06	$10.96	$12.24	$11.98	$13.30	$15.44	$16.63	$16.50	$17.41
Number of accumulation units outstanding at end of period		3,388	4,943	5,391	5,827	5,747	5,378	8,298	6,952	6,699
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$7.13	$5.48
Value at end of period									$5.48	$6.25
Number of accumulation units outstanding at end of period									295	2,354
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$11.76	$10.39	$12.27	$13.23	$14.74	$15.99	$14.48	$14.89	$14.45
Value at end of period		$10.39	$12.27	$13.23	$14.74	$15.99	$14.48	$14.89	$14.45	$15.16
Number of accumulation units outstanding at end of period		18,382	21,682	26,901	37,833	44,205	27,085	26,965	24,513	22,361
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.35	$12.83	$5.35	$9.32	$10.77	$8.23	$9.19	$8.99	$7.84	$6.62
Value at end of period	$12.83	$5.35	$9.32	$10.77	$8.23	$9.19	$8.99	$7.84	$6.62	$7.02
Number of accumulation units outstanding at end of period	6	4,067	47,077	43,075	28,334	19,964	17,072	39,002	15,765	13,845
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.31	$7.73	$12.38	$14.58	$14.30	$16.55	$18.50	$18.47	$17.70
Value at end of period		$7.73	$12.38	$14.58	$14.30	$16.55	$18.50	$18.47	$17.70	$20.17
Number of accumulation units outstanding at end of period		3,936	11,719	11,579	12,894	15,522	12,957	11,409	9,917	10,354
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period			$7.83	$8.40	$10.48	$8.95	$10.90	$14.06	$14.28	$14.62
Value at end of period			$8.40	$10.48	$8.95	$10.90	$14.06	$14.28	$14.62	$15.42
Number of accumulation units outstanding at end of period			2,064	8,167	5,977	9,538	7,121	5,573	12,557	6,738
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during September 2015)										
Value at beginning of period									$10.00	$9.98
Value at end of period									$9.98	$10.08
Number of accumulation units outstanding at end of period									2,582	2,394
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.39	$12.33	$13.07	$15.49	$17.41	$16.96	$19.59	$19.97	$20.24	$19.33
Value at end of period	$12.33	$13.07	$15.49	$17.41	$16.96	$19.59	$19.97	$20.24	$19.33	$20.48
Number of accumulation units outstanding at end of period	205	8,276	46,051	54,527	45,337	49,606	40,413	29,845	24,911	24,273

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73	$10.03	$8.73		
Value at end of period	$12.70	$12.39	$12.39	$11.77	$12.04	$11.40	$10.73	$10.03		
Number of accumulation units outstanding at end of period	3,167	2,523	1,558	1,206	1,843	6,803	4,827	3,088		
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$23.21	$22.09	$20.27	$15.18	$12.63	$13.31	$11.88	$8.85	$14.57	$15.19
Value at end of period	$25.11	$23.21	$22.09	$20.27	$15.18	$12.63	$13.31	$11.88	$8.85	$14.57
Number of accumulation units outstanding at end of period	33,124	38,736	42,065	43,194	40,133	35,014	34,252	41,718	8,716	96
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$2.50	$3.41	$3.73	$7.71	$8.79	$9.92				
Value at end of period	$3.64	$2.50	$3.41	$3.73	$7.71	$8.79				
Number of accumulation units outstanding at end of period	100,592	50,455	66,935	42,266	6,832	3,976				
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.22	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89	$12.40	$12.55
Value at end of period	$17.44	$16.22	$16.56	$15.63	$13.43	$11.85	$12.04	$10.57	$8.89	$12.40
Number of accumulation units outstanding at end of period	117,081	150,787	180,165	197,685	207,417	208,697	237,620	238,935	105,316	51,702
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$9.68	$9.69								
Value at end of period	$10.79	$9.68								
Number of accumulation units outstanding at end of period	825	1,340								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.40	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07	$11.95	$11.86
Value at end of period	$15.27	$14.40	$15.08	$15.06	$15.72	$14.61	$14.12	$12.22	$10.07	$11.95
Number of accumulation units outstanding at end of period	65,264	66,499	67,913	72,134	92,964	93,882	97,970	103,329	49,704	14,774
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.43	$10.04								
Value at end of period	$9.97	$9.43								
Number of accumulation units outstanding at end of period	84,186	95,135								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$9.84	$10.21	$10.21							
Value at end of period	$10.49	$9.84	$10.21							
Number of accumulation units outstanding at end of period	1,803	1,528	3,440							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.75	$11.59	$11.07	$11.31	$11.02	$10.28	$10.20			
Value at end of period	$11.91	$11.75	$11.59	$11.07	$11.31	$11.02	$10.28			
Number of accumulation units outstanding at end of period	458	1,791	7,319	4,028	715	1,254	714			
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.42	$11.45	$11.47	$11.50	$11.53	$11.55	$11.55	$11.54	$11.27	$11.18
Value at end of period	$11.41	$11.42	$11.45	$11.47	$11.50	$11.53	$11.55	$11.55	$11.54	$11.27
Number of accumulation units outstanding at end of period	45,454	42,461	52,532	46,329	46,665	99,364	85,110	98,958	26,299	2,292

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.10	$13.67	$8.50	$11.05	$12.58	$12.51	$14.45	$18.83	$20.80	$20.45
Value at end of period	$13.67	$8.50	$11.05	$12.58	$12.51	$14.45	$18.83	$20.80	$20.45	$22.39
Number of accumulation units outstanding at end of period	147,509	384,838	1,110,046	1,115,684	1,006,097	931,688	964,204	871,572	793,031	753,311
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.37	$9.12	$13.59	$15.48	$16.13	$18.34	$19.33	$19.50	$19.06
Value at end of period		$9.12	$13.59	$15.48	$16.13	$18.34	$19.33	$19.50	$19.06	$21.79
Number of accumulation units outstanding at end of period		2,547	20,963	16,458	12,773	15,299	14,868	15,783	15,028	14,760
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.60	$13.24	$8.29	$10.19	$11.58	$11.55	$13.18	$17.48	$19.85	$19.97
Value at end of period	$13.24	$8.29	$10.19	$11.58	$11.55	$13.18	$17.48	$19.85	$19.97	$21.96
Number of accumulation units outstanding at end of period	67,012	137,124	338,211	321,791	321,626	305,724	300,045	282,653	257,669	239,093
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.01	$13.38	$8.33	$10.95	$13.31	$13.13	$15.41	$20.69	$22.61	$22.15
Value at end of period	$13.38	$8.33	$10.95	$13.31	$13.13	$15.41	$20.69	$22.61	$22.15	$26.10
Number of accumulation units outstanding at end of period	79,643	136,200	214,189	209,030	200,751	194,126	185,931	173,373	166,584	153,465
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.33	$12.22	$8.10	$10.08	$12.36	$12.23	$13.71	$19.52	$20.53	$19.82
Value at end of period	$12.22	$8.10	$10.08	$12.36	$12.23	$13.71	$19.52	$20.53	$19.82	$25.18
Number of accumulation units outstanding at end of period	30,109	64,720	110,237	117,577	107,580	105,090	103,195	99,920	95,907	91,839
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period				$10.86	$11.56	$11.05	$12.78	$15.82	$16.78	$16.42
Value at end of period				$11.56	$11.05	$12.78	$15.82	$16.78	$16.42	$17.67
Number of accumulation units outstanding at end of period				47	370	681	1,029	1,284	1,772	2,381
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.14	$11.26	$10.28	$11.44	$12.54	$13.45	$14.68	$14.62	$15.56	$15.61
Value at end of period	$11.26	$10.28	$11.44	$12.54	$13.45	$14.68	$14.62	$15.56	$15.61	$16.25
Number of accumulation units outstanding at end of period	28,260	95,615	312,052	322,698	301,997	283,826	250,947	237,878	239,649	227,392
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.96	$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53
Value at end of period			$7.60	$8.17	$7.16	$8.48	$10.27	$9.64	$9.53	$9.58
Number of accumulation units outstanding at end of period			37,428	35,875	32,073	37,848	33,390	37,619	49,083	43,652
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.33	$10.41	$12.27	$16.03	$18.16	$19.27
Value at end of period					$10.41	$12.27	$16.03	$18.16	$19.27	$19.99
Number of accumulation units outstanding at end of period					129,356	133,881	125,202	242,522	238,502	200,552
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.44	$6.47	$7.27	$8.66	$8.94	$10.23	$13.35	$14.66	$13.97
Value at end of period		$6.47	$7.27	$8.66	$8.94	$10.23	$13.35	$14.66	$13.97	$15.87
Number of accumulation units outstanding at end of period		21,764	36,390	37,345	129,244	117,475	132,719	196,923	161,225	157,372

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$29.18	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82	$13.82	
Value at end of period	$31.22	$29.18	$29.10	$26.80	$20.36	$17.87	$18.01	$13.85	$9.82	
Number of accumulation units outstanding at end of period	35,007	39,379	39,423	41,008	10,183	11,450	12,598	13,736	1,266	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$16.84	$16.94	$14.73	$11.30	$10.25	$10.74	$9.27	$7.47	$10.14	
Value at end of period	$18.28	$16.84	$16.94	$14.73	$11.30	$10.25	$10.74	$9.27	$7.47	
Number of accumulation units outstanding at end of period	8,611	8,490	6,436	3,255	6,270	4,566	3,876	3,862	3,298	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20	$12.62	$10.72		
Value at end of period	$28.57	$26.87	$25.04	$22.19	$16.85	$14.76	$14.20	$12.62		
Number of accumulation units outstanding at end of period	8,032	11,273	13,759	6,929	7,209	4,994	3,889	4,410		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.41	$16.12	$14.31	$10.86	$9.42	$9.21	$8.23	$6.67	$6.61	
Value at end of period	$18.16	$16.41	$16.12	$14.31	$10.86	$9.42	$9.21	$8.23	$6.67	
Number of accumulation units outstanding at end of period	17,394	15,903	9,906	7,426	5,553	5,850	3,289	3,295	1,991	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.57	$22.47	$20.08	$15.31	$13.24	$13.20	$11.91	$10.07		
Value at end of period	$24.81	$21.57	$22.47	$20.08	$15.31	$13.24	$13.20	$11.91		
Number of accumulation units outstanding at end of period	6,583	5,739	4,569	4,687	3,014	2,796	2,668	3,961		
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.87	$27.15	$24.50	$18.20	$15.80	$16.20	$12.90	$11.43		
Value at end of period	$28.63	$26.87	$27.15	$24.50	$18.20	$15.80	$16.20	$12.90		
Number of accumulation units outstanding at end of period	8,492	9,722	9,484	7,248	5,240	6,562	6,606	6,992		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.33	$17.87	$15.90	$11.88	$10.17	$10.39	$8.32	$6.37		
Value at end of period	$19.60	$17.33	$17.87	$15.90	$11.88	$10.17	$10.39	$8.32		
Number of accumulation units outstanding at end of period	10,235	7,335	4,102	4,600	2,289	2,599	1,214	1,018		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$17.04	$17.90	$17.10	$12.35	$10.67	$11.14	$8.83	$6.99	$7.40	
Value at end of period	$20.59	$17.04	$17.90	$17.10	$12.35	$10.67	$11.14	$8.83	$6.99	
Number of accumulation units outstanding at end of period	9,032	8,059	3,885	3,472	2,604	4,854	3,313	922	687	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$27.90	$28.22	$26.79	$19.31	$16.81	$16.71	$12.66	$9.68	$13.75	
Value at end of period	$31.56	$27.90	$28.22	$26.79	$19.31	$16.81	$16.71	$12.66	$9.68	
Number of accumulation units outstanding at end of period	6,455	8,260	4,632	4,318	2,070	2,328	3,362	1,703	316	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$25.55	$25.82	$24.29	$17.68	$15.48	$15.91	$12.82	$10.08	$14.65	$15.52
Value at end of period	$31.73	$25.55	$25.82	$24.29	$17.68	$15.48	$15.91	$12.82	$10.08	$14.65
Number of accumulation units outstanding at end of period	45,244	45,825	47,044	52,627	54,573	66,290	74,555	71,760	36,842	14,940

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2025 PORTFOLIO (CLASS S) (Funds were first received in this option during October 2007)										
Value at beginning of period	$13.38	$12.91	$8.51	$10.68	$12.12	$11.72	$13.26	$15.39	$16.21	$16.15
Value at end of period	$12.91	$8.51	$10.68	$12.12	$11.72	$13.26	$15.39	$16.21	$16.15	$17.06
Number of accumulation units outstanding at end of period	19,905	43,270	86,100	102,083	111,426	99,997	105,348	112,263	107,717	112,613
VOYA SOLUTION 2035 PORTFOLIO (CLASS S) (Funds were first received in this option during October 2007)										
Value at beginning of period	$13.93	$13.36	$8.39	$10.74	$12.28	$11.68	$13.41	$16.10	$16.97	$16.85
Value at end of period	$13.36	$8.39	$10.74	$12.28	$11.68	$13.41	$16.10	$16.97	$16.85	$17.86
Number of accumulation units outstanding at end of period	3,993	34,913	79,932	101,394	117,345	101,776	113,953	126,850	135,771	144,937
VOYA SOLUTION 2045 PORTFOLIO (CLASS S) (Funds were first received in this option during October 2007)										
Value at beginning of period	$14.42	$13.78	$8.27	$10.71	$12.30	$11.64	$13.40	$16.51	$17.47	$17.26
Value at end of period	$13.78	$8.27	$10.71	$12.30	$11.64	$13.40	$16.51	$17.47	$17.26	$18.32
Number of accumulation units outstanding at end of period	706	23,132	48,961	58,776	50,028	59,912	65,304	70,761	78,456	80,048
VOYA SOLUTION 2055 PORTFOLIO (CLASS S) (Funds were first received in this option during July 2010)										
Value at beginning of period				$9.80	$11.60	$10.98	$12.65	$15.58	$16.52	$16.33
Value at end of period				$11.60	$10.98	$12.65	$15.58	$16.52	$16.33	$17.34
Number of accumulation units outstanding at end of period				96	190	250	912	3,282	4,091	4,361
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S) (Funds were first received in this option during September 2008)										
Value at beginning of period		$8.95	$6.96	$8.63	$9.70	$9.44	$10.71	$12.35	$13.10	$13.01
Value at end of period		$6.96	$8.63	$9.70	$9.44	$10.71	$12.35	$13.10	$13.01	$13.80
Number of accumulation units outstanding at end of period		4,649	16,340	26,552	32,118	37,292	36,865	38,639	39,473	40,675
VOYA SOLUTION INCOME PORTFOLIO (CLASS S) (Funds were first received in this option during October 2007)										
Value at beginning of period	$11.81	$11.69	$9.72	$11.36	$12.42	$12.43	$13.61	$14.53	$15.33	$15.30
Value at end of period	$11.69	$9.72	$11.36	$12.42	$12.43	$13.61	$14.53	$15.33	$15.30	$15.95
Number of accumulation units outstanding at end of period	3	34,011	54,633	59,049	67,209	57,424	53,722	56,610	106,435	83,564
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S) (Funds were first received in this option during September 2008)										
Value at beginning of period		$9.30	$7.69	$9.22	$10.23	$10.14	$11.32	$12.37	$13.03	$12.95
Value at end of period		$7.69	$9.22	$10.23	$10.14	$11.32	$12.37	$13.03	$12.95	$13.67
Number of accumulation units outstanding at end of period		13,442	53,194	70,828	51,931	42,319	43,177	33,503	32,755	35,027
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I) (Funds were first received in this option during October 2007)										
Value at beginning of period	$12.14	$12.08	$9.21	$10.83	$11.99	$12.18	$13.64	$15.26	$16.23	$16.15
Value at end of period	$12.08	$9.21	$10.83	$11.99	$12.18	$13.64	$15.26	$16.23	$16.15	$17.03
Number of accumulation units outstanding at end of period	702	34,769	60,498	60,382	66,540	35,812	34,237	31,173	32,638	35,533
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I) (Funds were first received in this option during October 2007)										
Value at beginning of period	$13.39	$13.07	$8.34	$10.42	$11.75	$11.38	$13.05	$15.93	$16.94	$16.69
Value at end of period	$13.07	$8.34	$10.42	$11.75	$11.38	$13.05	$15.93	$16.94	$16.69	$17.81
Number of accumulation units outstanding at end of period	16,799	25,444	36,700	38,079	40,242	38,274	39,562	46,334	45,512	44,009
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I) (Funds were first received in this option during October 2007)										
Value at beginning of period	$12.80	$12.60	$8.74	$10.62	$11.87	$11.77	$13.34	$15.51	$16.51	$16.37
Value at end of period	$12.60	$8.74	$10.62	$11.87	$11.77	$13.34	$15.51	$16.51	$16.37	$17.41
Number of accumulation units outstanding at end of period	19,599	34,864	33,757	33,945	38,452	46,759	47,782	51,072	45,492	

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$9.66	$10.25	$10.83	$11.46	$12.26	$12.70	$12.35	$13.02	$13.02
Value at end of period		$10.25	$10.83	$11.46	$12.26	$12.70	$12.35	$13.02	$13.02	$13.29
Number of accumulation units outstanding at end of period		28	1,879	742	4,635	4,241	14,491	16,367	14,292	11,233
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.34	$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20	$24.70
Value at end of period		$9.28	$12.56	$15.29	$14.77	$17.14	$22.46	$25.20	$24.70	$30.57
Number of accumulation units outstanding at end of period		4,347	10,314	12,389	10,703	11,624	13,105	14,426	8,442	6,569
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.34	$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39	$22.16
Value at end of period		$7.83	$10.57	$13.33	$13.59	$16.23	$22.47	$23.39	$22.16	$23.28
Number of accumulation units outstanding at end of period		6,134	29,807	27,318	24,366	25,448	37,120	27,115	20,695	16,115
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.75	$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37
Value at end of period		$6.72	$8.97	$10.41	$9.85	$12.39	$12.84	$14.61	$14.37	$14.46
Number of accumulation units outstanding at end of period		3,089	11,929	11,670	10,584	9,785	12,748	13,023	9,965	11,725
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.44	$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93	$18.41
Value at end of period		$6.24	$8.46	$10.80	$11.79	$13.59	$13.84	$17.93	$18.41	$19.14
Number of accumulation units outstanding at end of period		5,650	24,498	26,115	26,232	26,667	22,312	24,118	23,817	27,209
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.02	$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79	$19.30
Value at end of period		$7.95	$10.44	$11.67	$11.09	$12.42	$16.70	$18.79	$19.30	$20.87
Number of accumulation units outstanding at end of period		3,632	7,809	9,386	9,077	8,646	9,257	10,095	9,016	7,825
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.66	$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12	$16.58
Value at end of period		$6.85	$8.53	$10.66	$10.34	$11.78	$16.45	$17.12	$16.58	$20.45
Number of accumulation units outstanding at end of period		1,200	1,498	1,236	4,691	4,591	6,509	781	444	887
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.78	$9.24	$12.82	$16.42	$14.58	$16.67	$22.62	$23.93	$23.48
Value at end of period		$9.24	$12.82	$16.42	$14.58	$16.67	$22.62	$23.93	$23.48	$26.17
Number of accumulation units outstanding at end of period		981	4,685	4,107	5,715	5,582	3,632	3,911	2,813	3,126
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.55	$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10	$17.91
Value at end of period		$7.65	$9.81	$11.27	$11.01	$13.03	$17.54	$19.10	$17.91	$21.05
Number of accumulation units outstanding at end of period		6,775	18,890	14,357	12,455	8,264	7,723	8,350	7,470	9,630
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.10	$12.71	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03	$19.57
Value at end of period	$12.71	$9.72	$11.89	$13.32	$13.14	$14.79	$18.43	$20.03	$19.57	$22.51
Number of accumulation units outstanding at end of period	60,198	94,484	158,122	147,710	141,005	135,766	128,645	126,163	112,739	99,847

CFI 359

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.38	$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25	$19.61
Value at end of period		$8.92	$11.03	$12.38	$12.08	$13.80	$18.44	$20.25	$19.61	$23.46
Number of accumulation units outstanding at end of period		2,678	4,852	4,196	4,753	4,606	5,832	5,869	6,072	6,532
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$25.97	$25.32	$12.31	$21.06	$25.27	$20.60	$24.48	$23.01	$23.17	$19.46
Value at end of period	$25.32	$12.31	$21.06	$25.27	$20.60	$24.48	$23.01	$23.17	$19.46	$21.92
Number of accumulation units outstanding at end of period	82	10,146	36,056	27,761	13,648	14,563	13,059	14,256	12,716	20,512
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.74	$8.69	$10.89	$13.35	$13.56	$16.24	$21.30	$24.44	$23.63
Value at end of period		$8.69	$10.89	$13.35	$13.56	$16.24	$21.30	$24.44	$23.63	$27.04
Number of accumulation units outstanding at end of period		6,211	13,717	9,171	9,342	10,936	16,319	17,391	11,199	7,177
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.52	$9.09	$11.54	$14.59	$14.36	$17.00	$23.57	$25.47	$24.47
Value at end of period		$9.09	$11.54	$14.59	$14.36	$17.00	$23.57	$25.47	$24.47	$29.68
Number of accumulation units outstanding at end of period		960	3,167	2,522	2,037	2,219	3,031	3,504	3,991	4,255
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.84	$15.05	$8.96	$12.48	$14.45	$13.24	$16.07	$20.38	$20.80	$21.61
Value at end of period	$15.05	$8.96	$12.48	$14.45	$13.24	$16.07	$20.38	$20.80	$21.61	$21.60
Number of accumulation units outstanding at end of period	86,346	212,877	427,439	409,311	379,821	357,010	337,670	327,510	315,931	298,101
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$10.81	$7.95	$13.25	$15.73	$15.58	$18.06	$20.24	$20.26	$19.27
Value at end of period		$7.95	$13.25	$15.73	$15.58	$18.06	$20.24	$20.26	$19.27	$21.97
Number of accumulation units outstanding at end of period		964	10,133	15,935	9,878	12,040	16,081	15,762	13,682	11,882
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$12.52	$9.50	$12.63	$14.36	$14.74	$16.84	$20.52	$22.96	$24.10
Value at end of period		$9.50	$12.63	$14.36	$14.74	$16.84	$20.52	$22.96	$24.10	$25.97
Number of accumulation units outstanding at end of period		29,032	63,842	73,492	73,058	82,228	105,274	120,382	156,288	150,033
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.91	$14.41	$8.17	$11.93	$15.30	$14.69	$17.02	$22.95	$25.60	$26.05
Value at end of period	$14.41	$8.17	$11.93	$15.30	$14.69	$17.02	$22.95	$25.60	$26.05	$27.91
Number of accumulation units outstanding at end of period	102,737	186,942	461,823	456,632	414,600	372,890	365,894	343,411	338,206	293,004
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$11.31	$8.40	$10.47	$12.00	$11.87	$13.88	$17.96	$19.25	$17.88
Value at end of period		$8.40	$10.47	$12.00	$11.87	$13.88	$17.96	$19.25	$17.88	$21.18
Number of accumulation units outstanding at end of period		4,008	15,873	18,882	20,822	20,861	18,955	20,726	19,318	20,713
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.68	$14.15	$8.16	$11.64	$13.56	$13.39	$15.88	$22.05	$23.91	$26.43
Value at end of period	$14.15	$8.16	$11.64	$13.56	$13.39	$15.88	$22.05	$23.91	$26.43	$26.76
Number of accumulation units outstanding at end of period	22,841	81,169	127,488	117,656	115,103	112,429	108,668	88,487	87,388	76,378

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.86	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40	$18.67	$19.49
Value at end of period	$17.14	$16.86	$17.07	$17.30	$15.17	$12.81	$14.65	$12.90	$9.40	$18.67
Number of accumulation units outstanding at end of period	4,972	6,317	7,177	6,883	6,194	6,635	6,341	7,100	1,461	3
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	$10.21	
Value at end of period	$10.33	$10.17	$10.55	$11.32	$9.44	$7.96	$9.06	$8.35	$6.33	
Number of accumulation units outstanding at end of period	37,823	39,287	42,873	42,023	42,206	36,821	36,539	40,427	16,456	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.94	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85	$9.24	
Value at end of period	$14.31	$12.94	$14.03	$14.47	$11.11	$9.14	$9.72	$9.04	$6.85	
Number of accumulation units outstanding at end of period	3,923	1,197	1,611	5,161	4,400	4,290	1,657	6,242	284	
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.81	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73	$7.92	
Value at end of period	$12.59	$12.81	$12.83	$13.45	$11.02	$9.09	$10.67	$8.56	$5.73	
Number of accumulation units outstanding at end of period	5,466	9,614	10,545	11,888	7,029	6,153	4,106	6,432	304	
WANGER SELECT										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$22.49	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02	$15.78	$16.89
Value at end of period	$25.43	$22.49	$22.49	$21.86	$16.29	$13.78	$16.78	$13.29	$8.02	$15.78
Number of accumulation units outstanding at end of period	8,718	9,662	12,014	12,941	18,003	14,803	17,699	23,091	4,520	95
WANGER USA										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$22.05	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93	$11.57	
Value at end of period	$25.01	$22.05	$22.25	$21.28	$15.95	$13.32	$13.84	$11.25	$7.93	
Number of accumulation units outstanding at end of period	5,134	4,674	6,182	6,018	7,066	5,940	5,130	5,161	2,889	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$20.34	$20.43	$18.43	$14.01	$12.49	$11.70	$10.35	$8.72	$13.08	$13.74
Value at end of period	$23.00	$20.34	$20.43	$18.43	$14.01	$12.49	$11.70	$10.35	$8.72	$13.08
Number of accumulation units outstanding at end of period	22,849	22,681	24,399	21,908	19,023	17,396	19,117	15,249	8,135	79

TABLE 42
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013
ALGER RESPONSIBLE INVESTING FUND (CLASS A)				
(Funds were first received in this option during October 2013)				
Value at beginning of period	$22.09	$21.63	$20.70	$18.56
Value at end of period	$22.47	$22.09	$21.63	$20.70
Number of accumulation units outstanding at end of period	381	465	599	1,001

Condensed Financial Information (continued)

	2016	2015	2014	2013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)				
(Funds were first received in this option during October 2013)				
Value at beginning of period	$12.27	$12.58	$12.29	$12.54
Value at end of period	$12.81	$12.27	$12.58	$12.29
Number of accumulation units outstanding at end of period	586	44	44	44
ARIEL FUND (INVESTOR CLASS)				
(Funds were first received in this option during November 2013)				
Value at beginning of period	$18.78	$19.65	$17.76	$15.82
Value at end of period	$21.64	$18.78	$19.65	$17.76
Number of accumulation units outstanding at end of period	23	10	0	83
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$11.24	$11.73	$11.88	$10.25
Value at end of period	$10.12	$11.24	$11.73	$11.88
Number of accumulation units outstanding at end of period	1,313	1,736	2,069	2,265
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$17.96	$20.09	$18.37	$16.22
Value at end of period	$22.21	$17.96	$20.09	$18.37
Number of accumulation units outstanding at end of period	425	407	390	372
COLUMBIA MID CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$15.59	$16.49	$14.76	$12.37
Value at end of period	$17.71	$15.59	$16.49	$14.76
Number of accumulation units outstanding at end of period	3,702	5,768	7,491	7,270
EUROPACIFIC GROWTH FUND® (CLASS R-4)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$18.68	$18.89	$19.46	$16.27
Value at end of period	$18.75	$18.68	$18.89	$19.46
Number of accumulation units outstanding at end of period	1,628	2,193	2,698	2,940
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$23.36	$23.27	$20.85	$17.51
Value at end of period	$25.15	$23.36	$23.27	$20.85
Number of accumulation units outstanding at end of period	6,202	8,008	8,187	8,689
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$20.08	$21.74	$21.69	$17.59
Value at end of period	$26.06	$20.08	$21.74	$21.69
Number of accumulation units outstanding at end of period	3,103	4,449	4,628	4,333
FUNDAMENTAL INVESTORS℠ (CLASS R-4)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$15.52	$15.07	$13.88	$11.75
Value at end of period	$17.41	$15.52	$15.07	$13.88
Number of accumulation units outstanding at end of period	5,558	7,577	8,882	16,699
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$10.27	$10.31	$9.77	$9.56
Value at end of period	$10.48	$10.27	$10.31	$9.77
Number of accumulation units outstanding at end of period	43	151	132	132

CFI 362

Condensed Financial Information (continued)

	2016	2015	2014	2013
THE GROWTH FUND OF AMERICA® (CLASS R-4)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$23.11	$22.01	$20.20	$16.68
Value at end of period	$24.99	$23.11	$22.01	$20.20
Number of accumulation units outstanding at end of period	10,429	11,293	12,325	17,437
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)				
(Funds were first received in this option during January 2016)				
Value at beginning of period	$2.25			
Value at end of period	$3.63			
Number of accumulation units outstanding at end of period	1,508			
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$11.37	$11.40	$11.43	$11.45
Value at end of period	$11.35	$11.37	$11.40	$11.43
Number of accumulation units outstanding at end of period	29,661	35,105	43,361	92,506
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2013)				
Value at beginning of period	$20.36	$20.71	$18.76	$16.90
Value at end of period	$22.28	$20.36	$20.71	$18.76
Number of accumulation units outstanding at end of period	1,984	3,375	3,430	3,261
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2015)				
Value at beginning of period	$15.54	$15.58		
Value at end of period	$16.17	$15.54		
Number of accumulation units outstanding at end of period	11,451	11,763		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2013)				
Value at beginning of period	$9.49	$9.60	$10.24	$9.57
Value at end of period	$9.54	$9.49	$9.60	$10.24
Number of accumulation units outstanding at end of period	3,306	3,194	3,145	2,901
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$29.04	$28.98	$26.70	$22.53
Value at end of period	$31.06	$29.04	$28.98	$26.70
Number of accumulation units outstanding at end of period	3,557	4,556	5,279	6,272
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during October 2013)				
Value at beginning of period	$16.35	$16.06	$14.27	$12.68
Value at end of period	$18.08	$16.35	$16.06	$14.27
Number of accumulation units outstanding at end of period	476	476	476	379
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$17.26	$17.81	$15.85	$13.37
Value at end of period	$19.51	$17.26	$17.81	$15.85
Number of accumulation units outstanding at end of period	2,231	3,405	3,297	3,198
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$16.98	$17.84	$17.05	$14.05
Value at end of period	$20.50	$16.98	$17.84	$17.05
Number of accumulation units outstanding at end of period	2,312	2,226	2,131	2,046

Condensed Financial Information (continued)

	2016	2015	2014	2013
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$27.77	$28.11	$26.69	$22.02
Value at end of period	$31.39	$27.77	$28.11	$26.69
Number of accumulation units outstanding at end of period	1,969	2,794	2,709	2,457
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$12.97	$12.97	$12.31	$12.25
Value at end of period	$13.23	$12.97	$12.97	$12.31
Number of accumulation units outstanding at end of period	1,712	3,501	2,991	2,758
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$21.12	$20.95	$18.54	$15.84
Value at end of period	$23.52	$21.12	$20.95	$18.54
Number of accumulation units outstanding at end of period	3,281	3,692	4,312	7,726
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$18.33	$17.86	$13.79	$14.24
Value at end of period	$19.05	$18.33	$17.86	$13.79
Number of accumulation units outstanding at end of period	0	593	593	598
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$19.52	$20.17	$18.37	$15.94
Value at end of period	$23.34	$19.52	$20.17	$18.37
Number of accumulation units outstanding at end of period	7,049	8,926	10,864	10,573
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$19.38	$23.08	$22.94	$21.77
Value at end of period	$21.82	$19.38	$23.08	$22.94
Number of accumulation units outstanding at end of period	350	264	250	248
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$24.37	$25.37	$23.49	$20.72
Value at end of period	$29.54	$24.37	$25.37	$23.49
Number of accumulation units outstanding at end of period	34	270	676	658
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$21.51	$20.72	$20.31	$17.06
Value at end of period	$21.50	$21.51	$20.72	$20.31
Number of accumulation units outstanding at end of period	6,509	7,433	7,138	8,089
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$19.19	$20.18	$20.17	$18.92
Value at end of period	$21.86	$19.19	$20.18	$20.17
Number of accumulation units outstanding at end of period	2,525	3,648	3,533	3,493
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$23.99	$22.87	$20.45	$18.84
Value at end of period	$25.85	$23.99	$22.87	$20.45
Number of accumulation units outstanding at end of period	34,876	19,805	16,640	17,839

Condensed Financial Information (continued)

	2016	2015	2014	2013
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$17.80	$19.17	$17.90	$16.72
Value at end of period	$21.08	$17.80	$19.17	$17.90
Number of accumulation units outstanding at end of period	968	726	877	882
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2014)				
Value at beginning of period	$26.31	$23.82	$22.30	
Value at end of period	$26.63	$26.31	$23.82	
Number of accumulation units outstanding at end of period	0	125	125	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$10.13	$10.51	$11.29	$9.50
Value at end of period	$10.29	$10.13	$10.51	$11.29
Number of accumulation units outstanding at end of period	4,541	6,842	6,602	8,497
WANGER INTERNATIONAL				
(Funds were first received in this option during April 2015)				
Value at beginning of period	$12.75	$13.37		
Value at end of period	$12.53	$12.75		
Number of accumulation units outstanding at end of period	56	24		
WANGER SELECT				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$22.39	$22.41	$21.79	$19.77
Value at end of period	$25.31	$22.39	$22.41	$21.79
Number of accumulation units outstanding at end of period	2,412	2,372	2,258	3,140
WANGER USA				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$21.96	$22.16	$21.21	$18.65
Value at end of period	$24.89	$21.96	$22.16	$21.21
Number of accumulation units outstanding at end of period	975	918	1,012	747

TABLE 43

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009
ALGER RESPONSIBLE INVESTING FUND (CLASS A)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$21.95	$21.50	$20.60	$17.50				
Value at end of period	$22.30	$21.95	$21.50	$20.60				
Number of accumulation units outstanding at end of period	38	271	358	343				
AMANA GROWTH FUND (INVESTOR CLASS)								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$21.25	$21.42	$18.86	$15.42	$13.92	$14.24	$13.35	
Value at end of period	$22.77	$21.25	$21.42	$18.86	$15.42	$13.92	$14.24	
Number of accumulation units outstanding at end of period	1,853	1,759	1,979	2,142	1,772	937	6	

	2016	2015	2014	2013	2012	2011	2010	2009
AMANA INCOME FUND (INVESTOR CLASS)								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$20.33	$21.01	$19.33	$14.96	$13.70	$13.50	$12.65	
Value at end of period	$22.14	$20.33	$21.01	$19.33	$14.96	$13.70	$13.50	
Number of accumulation units outstanding at end of period	2,126	1,647	1,207	964	271	1,089	7	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.19	$12.51	$12.23	$13.51	$12.72	$11.50		
Value at end of period	$12.71	$12.19	$12.51	$12.23	$13.51	$12.72		
Number of accumulation units outstanding at end of period	8,642	8,361	8,213	7,961	7,513	5,866		
ARIEL FUND (INVESTOR CLASS)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$18.68	$19.55	$17.70	$12.28	$10.25	$11.60	$10.75	
Value at end of period	$21.50	$18.68	$19.55	$17.70	$12.28	$10.25	$11.60	
Number of accumulation units outstanding at end of period	2,219	2,267	3,613	4,136	2,110	5,887	931	
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)								
(Funds were first received in this option during March 2010)								
Value at beginning of period	$11.16	$11.65	$11.81	$9.47	$7.58	$8.21	$7.40	
Value at end of period	$10.04	$11.16	$11.65	$11.81	$9.47	$7.58	$8.21	
Number of accumulation units outstanding at end of period	1,748	1,797	1,609	3,986	500	496	496	
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)								
(Funds were first received in this option during April 2013)								
Value at beginning of period	$17.85	$20.00	$18.30	$14.63				
Value at end of period	$22.06	$17.85	$20.00	$18.30				
Number of accumulation units outstanding at end of period	392	722	1,706	2,558				
AVE MARIA RISING DIVIDEND FUND								
(Funds were first received in this option during February 2016)								
Value at beginning of period	$8.92							
Value at end of period	$10.55							
Number of accumulation units outstanding at end of period	142							
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)								
(Funds were first received in this option during May 2015)								
Value at beginning of period	$10.11	$9.90						
Value at end of period	$9.46	$10.11						
Number of accumulation units outstanding at end of period	6,171	6,316						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67	$11.53
Value at end of period	$28.13	$23.09	$24.91	$23.50	$17.70	$15.70	$15.86	$12.67
Number of accumulation units outstanding at end of period	315	248	422	775	548	777	40	36
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2013)								
Value at beginning of period	$16.43	$16.86	$15.45	$15.39				
Value at end of period	$17.65	$16.43	$16.86	$15.45				
Number of accumulation units outstanding at end of period	3,481	3,474	3,475	3,474				
COHEN & STEERS REALTY SHARES, INC.								
(Funds were first received in this option during July 2012)								
Value at beginning of period	$15.26	$14.59	$11.25	$10.96	$10.74			
Value at end of period	$16.05	$15.26	$14.59	$11.25	$10.96			
Number of accumulation units outstanding at end of period	2,978	2,933	1,772	1,443	822			

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$13.94	$14.31	$12.86	$9.87	$9.63			
Value at end of period	$15.93	$13.94	$14.31	$12.86	$9.87			
Number of accumulation units outstanding at end of period	1,345	1,126	244	234	222			
COLUMBIA MID CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$15.47	$16.38	$14.68	$10.91	$9.40	$9.25		
Value at end of period	$17.55	$15.47	$16.38	$14.68	$10.91	$9.40		
Number of accumulation units outstanding at end of period	2,035	2,117	1,782	578	474	117		
DELAWARE SMALL CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during April 2016)								
Value at beginning of period	$11.86							
Value at end of period	$15.45							
Number of accumulation units outstanding at end of period	59							
EUROPACIFIC GROWTH FUND® (CLASS R–4)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$18.48	$18.71	$19.30	$16.13	$13.58	$15.78	$14.49	$14.61
Value at end of period	$18.54	$18.48	$18.71	$19.30	$16.13	$13.58	$15.78	$14.49
Number of accumulation units outstanding at end of period	4,297	3,865	4,528	3,446	3,315	3,532	1,614	2,558
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$23.12	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03	$11.80
Value at end of period	$24.87	$23.12	$23.06	$20.68	$15.81	$13.64	$14.05	$12.03
Number of accumulation units outstanding at end of period	42,476	41,878	49,654	54,962	49,372	51,830	39,060	37,437
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$17.75	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96	$10.00
Value at end of period	$20.86	$17.75	$18.56	$17.14	$13.43	$11.49	$11.43	$9.96
Number of accumulation units outstanding at end of period	22,587	23,079	23,576	25,198	25,049	24,410	8,177	10,320
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$23.22	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25	$9.97
Value at end of period	$23.31	$23.22	$21.75	$19.62	$14.45	$12.65	$12.67	$10.25
Number of accumulation units outstanding at end of period	38,245	41,008	43,595	42,181	46,327	51,131	22,646	22,263
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$16.54	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06	$12.22
Value at end of period	$15.64	$16.54	$16.03	$17.51	$13.48	$11.21	$13.58	$12.06
Number of accumulation units outstanding at end of period	5,150	4,892	4,514	7,893	4,835	3,536	1,535	1,868
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$19.87	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98	$8.54
Value at end of period	$25.77	$19.87	$21.54	$21.51	$15.85	$13.44	$14.02	$10.98
Number of accumulation units outstanding at end of period	7,166	8,027	7,695	8,275	6,155	5,476	2,651	2,253
FUNDAMENTAL INVESTORS℠ (CLASS R–4)								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$15.41	$14.97	$13.80	$10.54	$9.03	$9.86		
Value at end of period	$17.26	$15.41	$14.97	$13.80	$10.54	$9.03		
Number of accumulation units outstanding at end of period	5,175	5,677	4,466	4,015	1,284	1,171		

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
INVESCO MID CAP CORE EQUITY FUND (CLASS A)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$18.11	$19.00	$18.26	$14.19	$12.91	$14.79		
Value at end of period	$20.20	$18.11	$19.00	$18.26	$14.19	$12.91		
Number of accumulation units outstanding at end of period	136	98	59	38	38	34		
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$57.02	$54.52	$50.48	$36.16	$37.19			
Value at end of period	$58.08	$57.02	$54.52	$50.48	$36.16			
Number of accumulation units outstanding at end of period	754	524	1,004	1,107	1,054			
INVESCO V.I. CORE EQUITY FUND (SERIES I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$19.45	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13	$9.49
Value at end of period	$21.36	$19.45	$20.72	$19.24	$14.94	$13.18	$13.24	$12.13
Number of accumulation units outstanding at end of period	6,276	6,283	6,913	8,428	8,512	8,874	7,402	7,887
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)								
(Funds were first received in this option during June 2015)								
Value at beginning of period	$10.51	$11.86						
Value at end of period	$10.65	$10.51						
Number of accumulation units outstanding at end of period	721	518						
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$17.55	$18.27	$17.46	$12.93	$11.19	$11.84		
Value at end of period	$22.05	$17.55	$18.27	$17.46	$12.93	$11.19		
Number of accumulation units outstanding at end of period	473	420	336	336	0	362		
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$18.28	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71	$7.70
Value at end of period	$21.19	$18.28	$19.07	$17.17	$13.23	$11.60	$12.13	$9.71
Number of accumulation units outstanding at end of period	10,100	10,277	10,319	11,454	13,974	14,811	4,271	4,059
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)								
(Funds were first received in this option during April 2016)								
Value at beginning of period	$10.52							
Value at end of period	$10.44							
Number of accumulation units outstanding at end of period	10							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$17.68	$17.85	$16.25	$11.83	$10.52			
Value at end of period	$19.35	$17.68	$17.85	$16.25	$11.83			
Number of accumulation units outstanding at end of period	378	288	0	0	15			
NEW PERSPECTIVE FUND® (CLASS R-4)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$23.01	$21.94	$21.35	$16.90	$14.05	$15.28	$13.60	$13.38
Value at end of period	$23.34	$23.01	$21.94	$21.35	$16.90	$14.05	$15.28	$13.60
Number of accumulation units outstanding at end of period	7,389	7,147	5,606	4,050	3,620	3,226	2,017	1,961
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$23.63	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72	$20.91
Value at end of period	$25.15	$23.63	$27.60	$29.11	$26.98	$22.41	$27.47	$21.72
Number of accumulation units outstanding at end of period	14,340	14,017	15,413	19,011	16,351	14,370	12,576	12,545

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$23.31	$24.87	$22.30	$15.88	$13.51	$13.43		
Value at end of period	$27.40	$23.31	$24.87	$22.30	$15.88	$13.51		
Number of accumulation units outstanding at end of period	1,869	5,178	8,593	5,078	135	128		
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$16.26	$16.41	$15.26	$13.16	$11.88	$12.06		
Value at end of period	$17.13	$16.26	$16.41	$15.26	$13.16	$11.88		
Number of accumulation units outstanding at end of period	456	473	0	0	0	986		
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during April 2016)								
Value at beginning of period	$5.91							
Value at end of period	$6.22							
Number of accumulation units outstanding at end of period	584							
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.24	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20	$12.02
Value at end of period	$14.92	$14.24	$14.69	$14.31	$15.82	$14.61	$13.14	$12.20
Number of accumulation units outstanding at end of period	877	343	1,421	1,336	2,646	1,799	1,417	1,417
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$6.53	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27	$9.09
Value at end of period	$6.91	$6.53	$7.74	$8.89	$9.10	$8.16	$10.70	$9.27
Number of accumulation units outstanding at end of period	4,824	6,131	5,047	4,906	3,724	5,164	4,278	3,535
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$17.44	$18.23	$18.29	$16.38	$14.17	$14.47	$12.38	
Value at end of period	$19.84	$17.44	$18.23	$18.29	$16.38	$14.17	$14.47	
Number of accumulation units outstanding at end of period	505	505	819	729	228	217	127	
SMALLCAP WORLD FUND® (CLASS R-4)								
(Funds were first received in this option during March 2010)								
Value at beginning of period	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	$8.85	
Value at end of period	$15.23	$14.45	$14.14	$13.94	$10.82	$8.90	$10.43	
Number of accumulation units outstanding at end of period	2,840	4,169	2,745	2,779	2,684	2,685	2,685	
TCW TOTAL RETURN BOND FUND (CLASS N)								
(Funds were first received in this option during April 2016)								
Value at beginning of period	$10.20							
Value at end of period	$10.05							
Number of accumulation units outstanding at end of period	10							
TEMPLETON GLOBAL BOND FUND (CLASS A)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$19.05	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40	$15.19
Value at end of period	$20.15	$19.05	$19.97	$19.74	$19.39	$16.81	$17.29	$15.40
Number of accumulation units outstanding at end of period	3,639	3,311	3,787	2,837	3,985	3,341	764	626
THE BOND FUND OF AMERICA℠ (CLASS R-4)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.25	$12.27	$11.67	$11.95	$11.34	$10.76		
Value at end of period	$12.54	$12.25	$12.27	$11.67	$11.95	$11.34		
Number of accumulation units outstanding at end of period	1,856	1,728	1,800	1,366	1,210	430		

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
THE GROWTH FUND OF AMERICA® (CLASS R-4)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$22.87	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81	$11.54
Value at end of period	$24.70	$22.87	$21.80	$20.03	$15.03	$12.52	$13.21	$11.81
Number of accumulation units outstanding at end of period	5,636	5,175	4,990	5,078	4,981	5,038	2,052	775
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$2.48	$3.39	$3.72	$7.69	$8.78	$10.37		
Value at end of period	$3.61	$2.48	$3.39	$3.72	$7.69	$8.78		
Number of accumulation units outstanding at end of period	18,515	25,085	24,365	27,131	22,327	1,497		
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$15.96	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50	$8.84
Value at end of period	$17.14	$15.96	$16.32	$15.43	$13.27	$11.73	$11.93	$10.50
Number of accumulation units outstanding at end of period	9,597	10,213	9,785	9,740	9,562	6,450	3,413	3,681
VOYA CORPORATE LEADERS 100 FUND (CLASS I)								
(Funds were first received in this option during June 2015)								
Value at beginning of period	$9.67	$9.79						
Value at end of period	$10.77	$9.67						
Number of accumulation units outstanding at end of period	914	806						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.19	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15	$12.09
Value at end of period	$15.02	$14.19	$14.88	$14.88	$15.56	$14.48	$14.02	$12.15
Number of accumulation units outstanding at end of period	5,736	5,654	6,379	7,064	8,827	8,696	6,245	5,964
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$9.41	$10.03						
Value at end of period	$9.94	$9.41						
Number of accumulation units outstanding at end of period	24,404	25,137						
VOYA GNMA INCOME FUND (CLASS A)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$11.65	$11.51	$11.01	$11.26	$10.99	$10.88		
Value at end of period	$11.79	$11.65	$11.51	$11.01	$11.26	$10.99		
Number of accumulation units outstanding at end of period	9	0	337	337	337	337		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$11.24	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47	$11.48
Value at end of period	$11.21	$11.24	$11.28	$11.32	$11.37	$11.41	$11.45	$11.47
Number of accumulation units outstanding at end of period	76,446	76,424	95,133	98,806	13,762	16,946	2,562	1,475
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$20.12	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97	$8.45
Value at end of period	$22.00	$20.12	$20.50	$18.59	$14.28	$12.39	$12.47	$10.97
Number of accumulation units outstanding at end of period	130,264	129,316	138,520	139,709	123,953	125,758	110,056	114,228
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$18.78	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51	$13.04
Value at end of period	$21.44	$18.78	$19.25	$19.10	$18.16	$15.99	$15.37	$13.51
Number of accumulation units outstanding at end of period	3,632	2,916	2,902	2,638	2,511	806	739	711

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$19.65	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12	$8.25
Value at end of period	$21.58	$19.65	$19.56	$17.25	$13.03	$11.43	$11.48	$10.12
Number of accumulation units outstanding at end of period	32,810	35,420	35,974	37,591	37,226	38,737	28,228	29,644
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$21.79	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87	$8.29
Value at end of period	$25.64	$21.79	$22.28	$20.42	$15.23	$12.99	$13.20	$10.87
Number of accumulation units outstanding at end of period	16,134	16,853	16,761	13,750	15,964	17,051	7,029	9,165
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$19.51	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01	$8.05
Value at end of period	$24.74	$19.51	$20.23	$19.27	$13.56	$12.11	$12.25	$10.01
Number of accumulation units outstanding at end of period	8,830	8,317	7,869	7,343	7,039	7,360	5,894	7,639
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2013)								
Value at beginning of period	$16.28	$16.67	$15.74	$14.49				
Value at end of period	$17.50	$16.28	$16.67	$15.74				
Number of accumulation units outstanding at end of period	133	77	77	77				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$15.36	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36	$10.22
Value at end of period	$15.96	$15.36	$15.33	$14.43	$14.51	$13.31	$12.43	$11.36
Number of accumulation units outstanding at end of period	16,682	16,322	13,167	14,994	15,593	19,032	5,350	5,115
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58	$7.72
Value at end of period	$9.46	$9.42	$9.54	$10.18	$8.42	$7.12	$8.14	$7.58
Number of accumulation units outstanding at end of period	5,880	4,906	2,289	2,065	1,830	1,554	1,200	1,856
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$19.12	$18.05	$15.95	$12.23	$10.40	$10.33		
Value at end of period	$19.80	$19.12	$18.05	$15.95	$12.23	$10.40		
Number of accumulation units outstanding at end of period	59,508	59,705	62,134	36,538	36,659	28,846		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$13.77	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23	$7.07
Value at end of period	$15.62	$13.77	$14.47	$13.19	$10.12	$8.86	$8.59	$7.23
Number of accumulation units outstanding at end of period	20,800	21,927	21,916	17,567	11,844	12,942	770	525
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$28.71	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75	$9.76
Value at end of period	$30.67	$28.71	$28.68	$26.45	$20.12	$17.69	$17.86	$13.75
Number of accumulation units outstanding at end of period	10,328	9,934	9,924	9,602	5,539	6,166	1,753	2,830
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$16.60	$16.72	$14.56	$11.19	$10.17	$11.20		
Value at end of period	$17.99	$16.60	$16.72	$14.56	$11.19	$10.17		
Number of accumulation units outstanding at end of period	1,636	1,551	1,989	1,245	1,153	2,116		

CFI 371

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during November 2010)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	$13.89	
Value at end of period	$28.24	$26.61	$24.83	$22.04	$16.76	$14.70	$14.16	
Number of accumulation units outstanding at end of period	879	1,079	5,318	1,280	284	143	106	

VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during April 2011)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$16.22	$15.96	$14.19	$10.79	$9.37	$9.75		
Value at end of period	$17.93	$16.22	$15.96	$14.19	$10.79	$9.37		
Number of accumulation units outstanding at end of period	5,751	3,457	3,519	586	367	181		

VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during February 2010)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	$11.78	
Value at end of period	$24.53	$21.36	$22.28	$19.94	$15.23	$13.19	$13.16	
Number of accumulation units outstanding at end of period	612	688	2,647	1,005	221	127	209	

VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89	$12.51
Value at end of period	$28.30	$26.60	$26.92	$24.33	$18.11	$15.74	$16.16	$12.89
Number of accumulation units outstanding at end of period	354	468	849	932	1,565	1,949	796	121

VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during May 2013)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$17.13	$17.70	$15.76	$14.05				
Value at end of period	$19.35	$17.13	$17.70	$15.76				
Number of accumulation units outstanding at end of period	2,340	2,927	2,529	2,449				

VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during December 2010)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	$10.72	
Value at end of period	$20.32	$16.85	$17.72	$16.96	$12.27	$10.62	$11.09	
Number of accumulation units outstanding at end of period	386	486	1,154	47	47	43	560	

VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)
(Funds were first received in this option during 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$27.45	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57	$9.63
Value at end of period	$31.00	$27.45	$27.81	$26.44	$19.09	$16.64	$16.56	$12.57
Number of accumulation units outstanding at end of period	5,258	5,101	3,708	4,671	4,102	4,279	2,945	268

VOYA SMALL COMPANY PORTFOLIO (CLASS I)
(Funds were first received in this option during 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$25.14	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73	$10.02
Value at end of period	$31.17	$25.14	$25.44	$23.98	$17.47	$15.32	$15.77	$12.73
Number of accumulation units outstanding at end of period	7,436	8,695	8,296	8,767	9,489	11,445	9,746	9,393

VOYA SOLUTION 2025 PORTFOLIO (CLASS S)
(Funds were first received in this option during November 2011)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$15.91	$15.99	$15.21	$13.13	$11.62	$11.60		
Value at end of period	$16.78	$15.91	$15.99	$15.21	$13.13	$11.62		
Number of accumulation units outstanding at end of period	4,431	4,627	3,228	2,444	3,084	2,838		

VOYA SOLUTION 2035 PORTFOLIO (CLASS S)
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$16.60	$16.75	$15.91	$13.28	$11.58	$12.19	$10.68	$10.55
Value at end of period	$17.57	$16.60	$16.75	$15.91	$13.28	$11.58	$12.19	$10.68
Number of accumulation units outstanding at end of period	5,085	4,567	3,072	3,675	3,574	3,133	1,790	1,694

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$17.01	$17.24	$16.31	$13.27	$11.54	$12.21	$10.65	$10.54
Value at end of period	$18.02	$17.01	$17.24	$16.31	$13.27	$11.54	$12.21	$10.65
Number of accumulation units outstanding at end of period	2,922	2,207	1,697	1,848	1,653	2,075	1,243	1,016
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2015)								
Value at beginning of period	$16.20	$17.06						
Value at end of period	$17.17	$16.20						
Number of accumulation units outstanding at end of period	26	840						
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2015)								
Value at beginning of period	$12.86	$13.37						
Value at end of period	$13.62	$12.86						
Number of accumulation units outstanding at end of period	0	34						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2015)								
Value at beginning of period	$15.08	$15.40						
Value at end of period	$15.69	$15.08						
Number of accumulation units outstanding at end of period	0	514						
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2015)								
Value at beginning of period	$12.80	$13.20						
Value at end of period	$13.50	$12.80						
Number of accumulation units outstanding at end of period	8	9						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$15.89	$15.99	$15.06	$13.48	$12.05	$11.89	$10.75	$9.15
Value at end of period	$16.73	$15.89	$15.99	$15.06	$13.48	$12.05	$11.89	$10.75
Number of accumulation units outstanding at end of period	564	530	489	453	415	1,858	326	276
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$16.43	$16.69	$15.72	$12.90	$11.26	$11.65	$10.34	$8.29
Value at end of period	$17.49	$16.43	$16.69	$15.72	$12.90	$11.26	$11.65	$10.34
Number of accumulation units outstanding at end of period	5,979	5,746	6,989	5,066	4,790	5,009	5,304	4,944
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during 2009)								
Value at beginning of period	$16.11	$16.27	$15.31	$13.18	$11.65	$11.76	$10.54	$9.69
Value at end of period	$17.11	$16.11	$16.27	$15.31	$13.18	$11.65	$11.76	$10.54
Number of accumulation units outstanding at end of period	2,047	1,522	580	447	323	201	920	696
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80	$10.84
Value at end of period	$13.12	$12.87	$12.89	$12.24	$12.61	$12.19	$11.42	$10.80
Number of accumulation units outstanding at end of period	1,602	416	586	567	369	359	19	19
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2013)								
Value at beginning of period	$20.88	$20.74	$18.36	$16.33				
Value at end of period	$23.22	$20.88	$20.74	$18.36				
Number of accumulation units outstanding at end of period	2,264	3,003	2,637	2,505				

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$24.34	$24.87	$22.20	$16.97	$14.64	$15.97		
Value at end of period	$30.08	$24.34	$24.87	$22.20	$16.97	$14.64		
Number of accumulation units outstanding at end of period	3,603	3,621	2,862	2,468	2,167	1,852		
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$21.83	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50	$10.33
Value at end of period	$22.91	$21.83	$23.08	$22.21	$16.06	$13.48	$13.24	$10.50
Number of accumulation units outstanding at end of period	5,229	5,075	6,253	7,436	7,782	7,195	5,373	5,763
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95	$8.87
Value at end of period	$14.28	$14.21	$14.47	$12.74	$12.31	$9.80	$10.37	$8.95
Number of accumulation units outstanding at end of period	2,129	2,003	1,898	1,951	1,620	1,516	1,347	625
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$18.14	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41	$7.63
Value at end of period	$18.84	$18.14	$17.69	$13.68	$13.46	$11.69	$10.72	$8.41
Number of accumulation units outstanding at end of period	2,040	4,286	4,791	3,181	2,833	3,164	5,141	2,872
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$19.02	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38	$10.17
Value at end of period	$20.54	$19.02	$18.54	$16.50	$12.30	$11.00	$11.58	$10.38
Number of accumulation units outstanding at end of period	2,688	2,608	2,555	2,543	2,571	2,549	1,561	761
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$16.33	$16.90	$16.26	$11.66	$10.25	$10.58	$8.14	
Value at end of period	$20.12	$16.33	$16.90	$16.26	$11.66	$10.25	$10.58	
Number of accumulation units outstanding at end of period	77	784	744	913	784	1,345	786	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$23.13	$23.61	$22.36	$16.51	$14.46	$16.30	$12.75	$12.60
Value at end of period	$25.75	$23.13	$23.61	$22.36	$16.51	$14.46	$16.30	$12.75
Number of accumulation units outstanding at end of period	826	747	743	864	639	572	475	418
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$17.65	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76	$9.62
Value at end of period	$20.71	$17.65	$18.85	$17.34	$12.89	$10.91	$11.19	$9.76
Number of accumulation units outstanding at end of period	1,933	1,922	2,004	1,985	6,023	5,992	4,347	3,951
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$19.29	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82	$11.79
Value at end of period	$22.14	$19.29	$19.77	$18.22	$14.64	$13.03	$13.23	$11.82
Number of accumulation units outstanding at end of period	14,048	15,393	15,605	22,531	21,814	21,646	12,351	12,153
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$19.32	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97	$11.00
Value at end of period	$23.08	$19.32	$19.98	$18.22	$13.66	$11.98	$12.29	$10.97
Number of accumulation units outstanding at end of period	2,617	2,406	2,615	2,460	1,290	1,208	627	238

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$19.18	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94	$20.25
Value at end of period	$21.57	$19.18	$22.86	$22.75	$24.23	$20.42	$25.09	$20.94
Number of accumulation units outstanding at end of period	3,366	3,225	2,930	3,194	3,792	4,139	1,734	1,487
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$23.29	$24.11	$21.06	$16.07	$13.44	$13.13		
Value at end of period	$26.60	$23.29	$24.11	$21.06	$16.07	$13.44		
Number of accumulation units outstanding at end of period	695	644	428	334	202	106		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$24.11	$25.14	$23.29	$16.83	$14.24	$15.54		
Value at end of period	$29.20	$24.11	$25.14	$23.29	$16.83	$14.24		
Number of accumulation units outstanding at end of period	1,531	1,359	1,209	1,085	825	746		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$21.29	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41	$12.25
Value at end of period	$21.25	$21.29	$20.53	$20.14	$15.91	$13.13	$14.34	$12.41
Number of accumulation units outstanding at end of period	43,803	48,488	49,237	52,898	55,838	60,362	41,335	41,022
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$18.99	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18	$12.83
Value at end of period	$21.62	$18.99	$19.99	$20.00	$17.88	$15.44	$15.62	$13.18
Number of accumulation units outstanding at end of period	7,637	2,880	3,024	8,044	2,053	442	11	1,025
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$23.75	$22.66	$20.28	$16.66	$14.61	$14.48		
Value at end of period	$25.55	$23.75	$22.66	$20.28	$16.66	$14.61		
Number of accumulation units outstanding at end of period	13,735	14,237	12,892	12,651	2,429	4,443		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$25.67	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86	$11.57
Value at end of period	$27.46	$25.67	$25.26	$22.68	$16.85	$14.57	$15.19	$11.86
Number of accumulation units outstanding at end of period	110,696	128,980	128,214	135,245	137,382	148,506	109,532	112,758
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$17.61	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41	$10.32
Value at end of period	$20.84	$17.61	$19.00	$17.75	$13.74	$11.77	$11.92	$10.41
Number of accumulation units outstanding at end of period	3,282	6,055	5,623	5,153	2,439	2,443	280	244
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$26.04	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57	$11.06
Value at end of period	$26.33	$26.04	$23.60	$21.80	$15.71	$13.27	$13.47	$11.57
Number of accumulation units outstanding at end of period	19,338	19,206	17,991	17,190	24,526	23,615	8,508	7,184
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$16.62	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83	$13.16
Value at end of period	$16.87	$16.62	$16.84	$17.10	$15.02	$12.70	$14.54	$12.83
Number of accumulation units outstanding at end of period	560	616	752	506	475	444	106	75

Condensed Financial Information (continued)

VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32	$8.49
Value at end of period	$10.20	$10.05	$10.44	$11.22	$9.37	$7.91	$9.03	$8.32
Number of accumulation units outstanding at end of period	17,292	16,662	16,043	14,477	14,079	12,980	13,064	14,326

VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)
(Funds were first received in this option during November 2011)

	2016	2015	2014	2013	2012	2011
Value at beginning of period	$12.75	$13.85	$14.30	$10.99	$9.06	$9.00
Value at end of period	$14.08	$12.75	$13.85	$14.30	$10.99	$9.06
Number of accumulation units outstanding at end of period	4	17	144	207	140	113

WANGER INTERNATIONAL
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52	$8.44
Value at end of period	$12.40	$12.62	$12.66	$13.30	$10.91	$9.01	$10.60	$8.52
Number of accumulation units outstanding at end of period	4,629	4,448	4,373	4,224	3,272	2,906	3,399	2,399

WANGER SELECT
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$22.16	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22	$12.64
Value at end of period	$25.02	$22.16	$22.20	$21.61	$16.12	$13.66	$16.66	$13.22
Number of accumulation units outstanding at end of period	4,865	4,651	4,492	4,311	4,172	4,297	2,039	1,456

WANGER USA
(Funds were first received in this option during April 2010)

	2016	2015	2014	2013	2012	2011	2010
Value at beginning of period	$21.73	$21.95	$21.03	$15.79	$13.21	$13.74	$12.67
Value at end of period	$24.61	$21.73	$21.95	$21.03	$15.79	$13.21	$13.74
Number of accumulation units outstanding at end of period	1,329	1,621	1,604	2,725	2,599	2,908	1,957

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)
(Funds were first received in this option during October 2009)

	2016	2015	2014	2013	2012	2011	2010	2009
Value at beginning of period	$20.04	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29	$9.96
Value at end of period	$22.63	$20.04	$20.17	$18.21	$13.87	$12.38	$11.62	$10.29
Number of accumulation units outstanding at end of period	2,558	2,376	2,101	764	647	1,485	64	44

TABLE 44

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$40.90	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25	$27.78	$25.98
Value at end of period	$44.70	$40.90	$41.68	$37.82	$29.08	$25.23	$25.41	$22.36	$17.25	$27.78
Number of accumulation units outstanding at end of period	675	675	675	675	674	675	675	675	674	783

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during July 2014)

	2016	2015	2014
Value at beginning of period	$19.08	$18.01	$16.89
Value at end of period	$19.74	$19.08	$18.01
Number of accumulation units outstanding at end of period	0	0	434

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.04	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71	$23.11	$22.10
Value at end of period	$30.91	$29.04	$29.52	$27.83	$22.84	$19.95	$20.64	$18.34	$14.71	$23.11
Number of accumulation units outstanding at end of period	1,447	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446	1,446
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.79	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04	$21.73	$20.69
Value at end of period	$29.50	$27.79	$28.07	$26.43	$22.77	$20.14	$20.34	$18.24	$15.04	$21.73
Number of accumulation units outstanding at end of period	510	509	509	509	509	509	509	509	509	509
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62	$13.78
Value at end of period	$20.60	$20.65	$19.92	$19.56	$15.45	$12.76	$13.95	$12.07	$8.69	$14.62
Number of accumulation units outstanding at end of period	1,817	1,816	1,816	1,816	1,817	1,816	1,816	1,817	1,816	1,816
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70	$12.14
Value at end of period	$26.07	$24.38	$24.00	$21.56	$16.02	$13.86	$14.46	$11.30	$7.75	$13.70
Number of accumulation units outstanding at end of period	95	95	95	95	95	95	95	95	95	95
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$51.04	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98	$27.78	$25.39
Value at end of period	$51.58	$51.04	$46.27	$42.76	$30.85	$26.06	$26.46	$22.74	$15.98	$27.78
Number of accumulation units outstanding at end of period	51	51	51	51	51	51	51	51	51	51

TABLE 45

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$29.72	$29.67	$26.63	$20.39	$17.60	$17.53
Value at end of period	$31.93	$29.72	$29.67	$26.63	$20.39	$17.60
Number of accumulation units outstanding at end of period	25,387	24,393	20,788	28,024	28,921	36,699
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$19.71	$20.62	$19.06	$14.95	$12.81	$12.42
Value at end of period	$23.14	$19.71	$20.62	$19.06	$14.95	$12.81
Number of accumulation units outstanding at end of period	868	867	868	868	843	863
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during October 2013)						
Value at beginning of period	$20.51	$19.23	$17.37	$16.51		
Value at end of period	$20.57	$20.51	$19.23	$17.37		
Number of accumulation units outstanding at end of period	4,630	3,344	9,910	742		
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$19.28	$18.70	$20.44	$15.75	$13.11	$13.45
Value at end of period	$18.21	$19.28	$18.70	$20.44	$15.75	$13.11
Number of accumulation units outstanding at end of period	2,115	2,115	1,873	1,874	2,486	6,017

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$28.77	$31.22	$31.20	$23.01	$19.54	$19.07
Value at end of period	$37.26	$28.77	$31.22	$31.20	$23.01	$19.54
Number of accumulation units outstanding at end of period	2,357	1,651	1,059	1,695	1,202	1,102
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)						
(Funds were first received in this option during October 2013)						
Value at beginning of period	$56.80	$54.37	$50.39	$46.75		
Value at end of period	$57.80	$56.80	$54.37	$50.39		
Number of accumulation units outstanding at end of period	421	303	210	200		
INVESCO V.I. CORE EQUITY FUND (SERIES I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$20.86	$22.25	$20.68	$16.08	$14.19	$14.32
Value at end of period	$22.89	$20.86	$22.25	$20.68	$16.08	$14.19
Number of accumulation units outstanding at end of period	13	13	13	13	28	773
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)						
(Funds were first received in this option during November 2013)						
Value at beginning of period	$24.85	$25.96	$23.39	$22.48		
Value at end of period	$28.78	$24.85	$25.96	$23.39		
Number of accumulation units outstanding at end of period	2,049	1,445	786	82		
VOYA BALANCED PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$18.06	$18.49	$17.50	$15.07	$13.33	$13.31
Value at end of period	$19.37	$18.06	$18.49	$17.50	$15.07	$13.33
Number of accumulation units outstanding at end of period	2,306	2,306	2,306	2,306	2,318	2,345
VOYA GLOBAL BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$13.92	$14.62	$14.64	$15.32	$14.27	$14.36
Value at end of period	$14.73	$13.92	$14.62	$14.64	$15.32	$14.27
Number of accumulation units outstanding at end of period	1,596	1,494	1,434	3,173	2,719	9,537
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during March 2015)						
Value at beginning of period	$9.40	$10.03				
Value at end of period	$9.92	$9.40				
Number of accumulation units outstanding at end of period	3,830	3,453				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$11.69	$11.74	$11.80	$11.86	$11.91	$11.92
Value at end of period	$11.65	$11.69	$11.74	$11.80	$11.86	$11.91
Number of accumulation units outstanding at end of period	7,419	6,304	7,824	3,883	3,904	5,519
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$18.90	$19.27	$17.49	$13.45	$11.68	$11.45
Value at end of period	$20.64	$18.90	$19.27	$17.49	$13.45	$11.68
Number of accumulation units outstanding at end of period	3,161	3,008	2,589	2,589	1,514	2,377
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$19.99	$19.92	$17.59	$13.30	$11.68	$11.46
Value at end of period	$21.93	$19.99	$19.92	$17.59	$13.30	$11.68
Number of accumulation units outstanding at end of period	2,325	1,308	730	500	0	10,290

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$28.35	$29.01	$26.61	$19.88	$16.97	$16.95
Value at end of period	$33.33	$28.35	$29.01	$26.61	$19.88	$16.97
Number of accumulation units outstanding at end of period	3,160	2,196	1,202	519	374	374
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$26.70	$27.72	$26.43	$18.61	$16.64	$16.22
Value at end of period	$33.83	$26.70	$27.72	$26.43	$18.61	$16.64
Number of accumulation units outstanding at end of period	1,454	1,454	1,253	1,253	1,253	1,253
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$18.79	$18.77	$17.69	$17.80	$16.35	$16.17
Value at end of period	$19.51	$18.79	$18.77	$17.69	$17.80	$16.35
Number of accumulation units outstanding at end of period	1,902	1,903	2,178	2,572	4,366	15,050
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$9.35	$9.48	$10.13	$8.38	$7.09	$7.11
Value at end of period	$9.38	$9.35	$9.48	$10.13	$8.38	$7.09
Number of accumulation units outstanding at end of period	127	127	2,282	2,282	4,818	4,821
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$19.03	$17.97	$15.90	$12.20	$10.38	$10.46
Value at end of period	$19.68	$19.03	$17.97	$15.90	$12.20	$10.38
Number of accumulation units outstanding at end of period	2,268	1,804	1,372	1,033	1,033	1,033
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$13.62	$14.32	$13.08	$10.04	$8.80	$8.48
Value at end of period	$15.43	$13.62	$14.32	$13.08	$10.04	$8.80
Number of accumulation units outstanding at end of period	7,132	7,812	8,027	13,254	6,537	17,822
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$31.21	$31.20	$28.81	$21.94	$19.31	$19.50
Value at end of period	$33.31	$31.21	$31.20	$28.81	$21.94	$19.31
Number of accumulation units outstanding at end of period	889	440	473	543	289	114
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$16.42	$16.56	$14.43	$11.10	$10.10	$10.04
Value at end of period	$17.77	$16.42	$16.56	$14.43	$11.10	$10.10
Number of accumulation units outstanding at end of period	2,856	1,027	0	3,264	3,264	2,753
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$20.30	$20.59	$19.59	$14.16	$12.35	$12.15
Value at end of period	$22.91	$20.30	$20.59	$19.59	$14.16	$12.35
Number of accumulation units outstanding at end of period	2,310	2,471	1,005	98	0	6,768
VOYA SMALL COMPANY PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$28.93	$29.30	$27.64	$20.17	$17.70	$17.27
Value at end of period	$35.83	$28.93	$29.30	$27.64	$20.17	$17.70
Number of accumulation units outstanding at end of period	69	10	10	10	19	35

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$17.92	$18.05	$17.02	$15.25	$13.65	$13.54			
Value at end of period	$18.85	$17.92	$18.05	$17.02	$15.25	$13.65			
Number of accumulation units outstanding at end of period	7,070	4,720	2,141	370	16	806			
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$18.81	$19.30	$17.80	$14.32	$12.76	$12.43			
Value at end of period	$21.58	$18.81	$19.30	$17.80	$14.32	$12.76			
Number of accumulation units outstanding at end of period	17,170	12,575	7,980	5,178	10,653	28,175			
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$20.60	$19.88	$19.53	$15.44	$12.75	$12.84			
Value at end of period	$20.54	$20.60	$19.88	$19.53	$15.44	$12.75			
Number of accumulation units outstanding at end of period	8,973	8,223	7,887	13,719	13,986	15,370			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2013)									
Value at beginning of period	$24.31	$23.95	$21.53	$20.56					
Value at end of period	$25.99	$24.31	$23.95	$21.53					
Number of accumulation units outstanding at end of period	2,234	2,200	1,629	413					
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$27.26	$24.72	$22.86	$16.50	$13.94	$14.19			
Value at end of period	$27.53	$27.26	$24.72	$22.86	$16.50	$13.94			
Number of accumulation units outstanding at end of period	2,114	2,335	2,580	3,430	21,800	3,950			
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$9.98	$10.37	$11.16	$9.32	$7.88	$7.94			
Value at end of period	$10.11	$9.98	$10.37	$11.16	$9.32	$7.88			
Number of accumulation units outstanding at end of period	0	0	0	3,899	3,901	3,242			

TABLE 46

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011
AMANA GROWTH FUND (INVESTOR CLASS)						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$20.76	$21.00	$18.56	$15.22	$13.79	$14.34
Value at end of period	$22.17	$20.76	$21.00	$18.56	$15.22	$13.79
Number of accumulation units outstanding at end of period	324	266	181	93	93	93
AMANA INCOME FUND (INVESTOR CLASS)						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$19.86	$20.60	$19.02	$14.77	$13.58	$13.41
Value at end of period	$21.56	$19.86	$20.60	$19.02	$14.77	$13.58
Number of accumulation units outstanding at end of period	368	309	220	185	135	133

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during November 2010)									
Value at beginning of period	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23	$11.34		
Value at end of period	$12.38	$11.91	$12.26	$12.03	$13.34	$12.60	$11.23		
Number of accumulation units outstanding at end of period	2,471	0	0	0	332	238	10		
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)									
(Funds were first received in this option during December 2012)									
Value at beginning of period	$17.50	$19.68	$18.07	$12.60	$12.37				
Value at end of period	$21.55	$17.50	$19.68	$18.07	$12.60				
Number of accumulation units outstanding at end of period	11	0	576	3,430	2				
AVE MARIA RISING DIVIDEND FUND									
(Funds were first received in this option during July 2016)									
Value at beginning of period	$10.15								
Value at end of period	$10.49								
Number of accumulation units outstanding at end of period	1,426								
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)									
(Funds were first received in this option during July 2015)									
Value at beginning of period	$10.09	$10.68							
Value at end of period	$9.41	$10.09							
Number of accumulation units outstanding at end of period	1,495	999							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77	$14.59		
Value at end of period	$27.39	$22.56	$24.42	$23.12	$17.48	$15.55	$15.77		
Number of accumulation units outstanding at end of period	962	1,063	1,274	1,203	175	175	175		
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during February 2012)									
Value at beginning of period	$15.01	$14.40	$11.15	$10.90	$10.07				
Value at end of period	$15.74	$15.01	$14.40	$11.15	$10.90				
Number of accumulation units outstanding at end of period	358	207	223	170	104				
COLUMBIA ACORN® FUND (CLASS Z)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.54	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37	$9.56
Value at end of period	$17.02	$15.54	$15.91	$15.89	$12.23	$10.45	$11.04	$8.83	$6.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	28	28	271
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.59	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20	$9.02
Value at end of period	$15.49	$13.59	$14.01	$12.63	$9.73	$8.52	$9.05	$7.84	$6.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	187
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$10.14	$10.30	$10.66	$8.94	$7.56	$8.81	$8.12	$5.88	$8.34
Value at end of period	$10.13	$10.14	$10.30	$10.66	$8.94	$7.56	$8.81	$8.12	$5.88
Number of accumulation units outstanding at end of period	6,664	7,441	5,554	4,887	5,453	6,103	5,315	5,853	5,628
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.29	$14.30	$12.87	$9.88	$8.55	$8.84	$7.59	$5.64	$8.34
Value at end of period	$15.32	$14.29	$14.30	$12.87	$9.88	$8.55	$8.84	$7.59	$5.64
Number of accumulation units outstanding at end of period	47,431	46,726	51,082	61,944	69,720	68,421	73,979	78,775	73,289

Condensed Financial Information (continued)

FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.09	$5.46	$7.06	$8.07	$8.08	$9.41	$11.97	$12.92	$12.31
Value at end of period	$5.46	$7.06	$8.07	$8.08	$9.41	$11.97	$12.92	$12.31	$14.42
Number of accumulation units outstanding at end of period	1,276	15,464	12,197	10,496	11,400	11,721	12,328	12,539	13,037

FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.25	$5.14	$6.55	$8.07	$8.03	$9.14	$12.36	$13.66	$14.53
Value at end of period	$5.14	$6.55	$8.07	$8.03	$9.14	$12.36	$13.66	$14.53	$14.53
Number of accumulation units outstanding at end of period	23,298	23,855	22,685	22,105	25,035	33,591	37,362	28,687	28,437

FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$7.96	$5.50	$6.90	$7.75	$6.37	$7.63	$9.88	$9.02	$9.27
Value at end of period	$5.50	$6.90	$7.75	$6.37	$7.63	$9.88	$9.02	$9.27	$8.74
Number of accumulation units outstanding at end of period	1,313	1,094	1,273	1,362	1,504	1,622	1,034	1,103	1,176

FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.57	$6.33	$8.12	$10.33	$9.87	$11.60	$15.68	$15.66	$14.39
Value at end of period	$6.33	$8.12	$10.33	$9.87	$11.60	$15.68	$15.66	$14.39	$18.60
Number of accumulation units outstanding at end of period	1,766	2,265	1,179	1,174	1,293	1,419	1,540	1,599	1,646

FUNDAMENTAL INVESTORS℠ (CLASS R-4)
(Funds were first received in this option during August 2011)

	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.10	$8.94	$10.39	$13.55	$14.65	$15.03
Value at end of period	$8.94	$10.39	$13.55	$14.65	$15.03	$16.78
Number of accumulation units outstanding at end of period	56	149	223	291	370	492

INVESCO MID CAP CORE EQUITY FUND (CLASS A)
(Funds were first received in this option during February 2015)

	2015	2016
Value at beginning of period	$18.63	$17.69
Value at end of period	$17.69	$19.67
Number of accumulation units outstanding at end of period	14	15

INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)
(Funds were first received in this option during April 2012)

	2012	2013	2014	2015	2016
Value at beginning of period	$37.18	$36.06	$50.16	$53.99	$56.27
Value at end of period	$36.06	$50.16	$53.99	$56.27	$57.12
Number of accumulation units outstanding at end of period	119	119	455	455	455

INVESCO V.I. CORE EQUITY FUND (SERIES I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.52	$6.85	$8.73	$9.49	$9.41	$10.64	$13.65	$14.65	$13.70
Value at end of period	$6.85	$8.73	$9.49	$9.41	$10.64	$13.65	$14.65	$13.70	$15.00
Number of accumulation units outstanding at end of period	123	169	206	240	305	198	198	198	198

IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)
(Funds were first received in this option during March 2016)

	2016
Value at beginning of period	$9.60
Value at end of period	$10.55
Number of accumulation units outstanding at end of period	180

LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.34	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86	$13.23
Value at end of period	$5.71	$7.18	$8.94	$8.51	$9.68	$12.52	$13.86	$13.23	$15.29
Number of accumulation units outstanding at end of period	874	1,315	1,671	1,871	2,061	2,735	2,842	2,844	2,860

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during October 2013)									
Value at beginning of period	$15.02	$15.22	$13.91	$12.81					
Value at end of period	$16.39	$15.02	$15.22	$13.91					
Number of accumulation units outstanding at end of period	1,070	202	0	519					
NEW PERSPECTIVE FUND® (CLASS R-4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.81	$13.21	$12.90	$10.25	$8.55	$9.33	$8.34	$6.11	$8.60
Value at end of period	$13.96	$13.81	$13.21	$12.90	$10.25	$8.55	$9.33	$8.34	$6.11
Number of accumulation units outstanding at end of period	897	710	2,003	4,009	60	0	0	81	46
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$9.82	$11.51	$12.18	$11.32	$9.44	$11.61	$9.22	$5.11	$8.47
Value at end of period	$10.41	$9.82	$11.51	$12.18	$11.32	$9.44	$11.61	$9.22	$5.11
Number of accumulation units outstanding at end of period	3,129	3,352	3,947	4,742	7,079	9,398	9,774	7,544	5,493
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$16.12	$17.26	$15.53	$11.10	$9.48	$9.77	$7.97	$5.85	$9.10
Value at end of period	$18.89	$16.12	$17.26	$15.53	$11.10	$9.48	$9.77	$7.97	$5.85
Number of accumulation units outstanding at end of period	3,293	2,987	2,793	2,417	1,546	1,305	1,089	811	297
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.12	$12.28	$11.45	$9.92	$8.98	$9.22	$8.30	$6.89	$9.14
Value at end of period	$12.73	$12.12	$12.28	$11.45	$9.92	$8.98	$9.22	$8.30	$6.89
Number of accumulation units outstanding at end of period	1,183	1,074	966	744	603	455	495	299	116
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.80	$13.26	$12.96	$14.38	$13.32	$12.02	$11.20	$9.53	$10.71
Value at end of period	$13.37	$12.80	$13.26	$12.96	$14.38	$13.32	$12.02	$11.20	$9.53
Number of accumulation units outstanding at end of period	1,239	1,189	1,143	1,099	1,093	2,123	2,123	855	1,329
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$4.92	$5.86	$6.75	$6.93	$6.24	$8.21	$7.13	$4.12	$7.65
Value at end of period	$5.19	$4.92	$5.86	$6.75	$6.93	$6.24	$8.21	$7.13	$4.12
Number of accumulation units outstanding at end of period	2,221	1,975	1,701	1,470	2,609	2,358	2,117	3,495	3,212
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$13.99	$14.67	$14.77	$13.28	$11.53	$11.82	$10.08	$7.29	
Value at end of period	$15.86	$13.99	$14.67	$14.77	$13.28	$11.53	$11.82	$10.08	
Number of accumulation units outstanding at end of period	1,047	922	803	687	498	460	376	306	
SMALLCAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.10	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48	$8.85
Value at end of period	$14.80	$14.10	$13.84	$13.70	$10.67	$8.81	$10.36	$8.35	$5.48
Number of accumulation units outstanding at end of period	940	849	1,474	1,337	0	0	30	30	22
TCW TOTAL RETURN BOND FUND (CLASS N)									
(Funds were first received in this option during March 2016)									
Value at beginning of period	$10.13								
Value at end of period	$9.99								
Number of accumulation units outstanding at end of period	9								

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.12	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59	$10.29
Value at end of period	$15.94	$15.12	$15.91	$15.78	$15.56	$13.54	$13.97	$12.49	$10.59
Number of accumulation units outstanding at end of period	1,489	1,534	1,351	1,160	2,903	2,640	2,426	1,623	233
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.95	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91	$8.83
Value at end of period	$16.09	$14.95	$14.30	$13.19	$9.93	$8.30	$8.79	$7.89	$5.91
Number of accumulation units outstanding at end of period	23,838	21,773	23,168	25,943	28,766	27,276	26,492	25,848	21,786
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)									
(Funds were first received in this option during February 2012)									
Value at beginning of period	$2.44	$3.35	$3.69	$7.65	$9.60				
Value at end of period	$3.54	$2.44	$3.35	$3.69	$7.65				
Number of accumulation units outstanding at end of period	3,302	4,112	620	242	246				
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.57	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13	$9.13
Value at end of period	$13.45	$12.57	$12.90	$12.24	$10.56	$9.37	$9.56	$8.44	$7.13
Number of accumulation units outstanding at end of period	1,622	1,622	4,210	4,449	6,068	10,192	10,246	12,395	12,434
VOYA CORPORATE LEADERS 100 FUND (CLASS I)									
(Funds were first received in this option during March 2016)									
Value at beginning of period	$9.64								
Value at end of period	$10.70								
Number of accumulation units outstanding at end of period	48								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$11.73	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50	$10.05
Value at end of period	$12.38	$11.73	$12.35	$12.39	$13.00	$12.14	$11.80	$10.26	$8.50
Number of accumulation units outstanding at end of period	786	1,333	1,333	1,333	1,410	1,463	1,445	1,786	3,178
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$9.38	$10.02							
Value at end of period	$9.87	$9.38							
Number of accumulation units outstanding at end of period	4,040	4,078							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$9.86	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33	$10.28
Value at end of period	$9.81	$9.86	$9.94	$10.01	$10.08	$10.16	$10.23	$10.28	$10.33
Number of accumulation units outstanding at end of period	1,235	502	482	461	610	561	10,901	11,106	11,048
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.16	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10	$8.78
Value at end of period	$15.43	$14.16	$14.47	$13.17	$10.16	$8.84	$8.93	$7.88	$6.10
Number of accumulation units outstanding at end of period	15,739	17,163	16,714	21,927	22,529	23,495	24,625	20,845	22,885
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.49	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67	$9.55
Value at end of period	$17.62	$15.49	$15.92	$15.86	$15.13	$13.37	$12.90	$11.37	$7.67
Number of accumulation units outstanding at end of period	702	798	862	826	751	1,327	1,327	2,080	699

Condensed Financial Information (continued)

VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.55	$6.18	$7.56	$8.55	$8.47	$9.63	$12.70	$14.35	$14.37
Value at end of period	$6.18	$7.56	$8.55	$8.47	$9.63	$12.70	$14.35	$14.37	$15.72
Number of accumulation units outstanding at end of period	6,908	7,298	7,441	6,553	6,177	4,348	4,478	4,350	4,410

VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.10	$6.03	$7.88	$9.53	$9.35	$10.92	$14.59	$15.86	$15.46
Value at end of period	$6.03	$7.88	$9.53	$9.35	$10.92	$14.59	$15.86	$15.46	$18.13
Number of accumulation units outstanding at end of period	2,964	3,606	3,938	4,191	4,042	4,356	4,522	4,745	4,341

VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.13	$6.19	$7.67	$9.35	$9.21	$10.27	$14.55	$15.23	$14.63
Value at end of period	$6.19	$7.67	$9.35	$9.21	$10.27	$14.55	$15.23	$14.63	$18.49
Number of accumulation units outstanding at end of period	3,489	4,238	4,371	2,952	3,220	4,668	3,554	3,736	3,915

VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.83	$9.22	$10.21	$11.13	$11.88	$12.90	$12.79	$13.54	$13.52
Value at end of period	$9.22	$10.21	$11.13	$11.88	$12.90	$12.79	$13.54	$13.52	$14.00
Number of accumulation units outstanding at end of period	12,500	13,128	14,145	14,637	15,404	13,883	4,634	2,310	1,291

VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$8.48	$5.95	$7.55	$8.08	$7.04	$8.30	$10.00	$9.34	$9.19
Value at end of period	$5.95	$7.55	$8.08	$7.04	$8.30	$10.00	$9.34	$9.19	$9.20
Number of accumulation units outstanding at end of period	41	551	275	359	63	33	33	1,339	1,740

VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2011)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period				$10.32	$10.35	$12.14	$15.77	$17.79	$18.78
Value at end of period				$10.35	$12.14	$15.77	$17.79	$18.78	$19.38
Number of accumulation units outstanding at end of period				3,481	3,625	3,387	14,481	17,088	17,266

VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.03	$6.72	$7.51	$8.90	$9.15	$10.41	$13.52	$14.78	$14.01
Value at end of period	$6.72	$7.51	$8.90	$9.15	$10.41	$13.52	$14.78	$14.01	$15.84
Number of accumulation units outstanding at end of period	5,392	5,205	5,645	10,831	11,776	12,653	16,955	16,917	17,618

VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.50	$6.36	$8.92	$11.54	$11.40	$12.92	$16.92	$18.28	$18.24
Value at end of period	$6.36	$8.92	$11.54	$11.40	$12.92	$16.92	$18.28	$18.24	$19.42
Number of accumulation units outstanding at end of period	109	110	118	1,907	2,760	4,713	5,183	5,664	5,563

VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)
(Funds were first received in this option during August 2008)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$9.01	$6.37	$7.87	$9.07	$8.61	$9.45	$12.25	$14.02	$13.87
Value at end of period	$6.37	$7.87	$9.07	$8.61	$9.45	$12.25	$14.02	$13.87	$14.98
Number of accumulation units outstanding at end of period	264	0	0	0	4	81	0	836	978

VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)
(Funds were first received in this option during January 2011)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period				$14.39	$14.56	$16.55	$21.68	$24.34	$25.99
Value at end of period				$14.56	$16.55	$21.68	$24.34	$25.99	$27.49
Number of accumulation units outstanding at end of period				111	167	266	623	6,245	504

CFI 385

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$15.83	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	$6.94	
Value at end of period	$17.43	$15.83	$15.62	$13.94	$10.63	$9.27	$9.11	$8.18	
Number of accumulation units outstanding at end of period	11,719	813	337	190	188	49	825	339	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	$10.06	
Value at end of period	$23.88	$20.87	$21.85	$19.62	$15.03	$13.06	$13.09	$11.87	
Number of accumulation units outstanding at end of period	1,492	1,404	1,231	1,232	995	818	597	435	
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	$11.42	
Value at end of period	$27.55	$25.99	$26.39	$23.93	$17.88	$15.59	$16.06	$12.86	
Number of accumulation units outstanding at end of period	3,369	3,099	2,340	2,251	1,405	1,307	26	20	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$16.71	$17.32	$15.49	$11.63	$10.01	$10.28	$8.47		
Value at end of period	$18.81	$16.71	$17.32	$15.49	$11.63	$10.01	$10.28		
Number of accumulation units outstanding at end of period	8,099	8,186	6,481	425	492	368	526		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$16.43	$17.35	$16.66	$12.09	$10.50	$11.01	$9.10		
Value at end of period	$19.75	$16.43	$17.35	$16.66	$12.09	$10.50	$11.01		
Number of accumulation units outstanding at end of period	1,617	1,153	534	504	534	369	485		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$17.60	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33	$9.61
Value at end of period	$19.81	$17.60	$17.89	$17.07	$12.37	$10.82	$10.81	$8.23	$6.33
Number of accumulation units outstanding at end of period	1,927	1,734	1,970	1,730	558	438	317	182	62
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$16.14	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59	$9.64
Value at end of period	$19.94	$16.14	$16.39	$15.50	$11.33	$9.97	$10.30	$8.35	$6.59
Number of accumulation units outstanding at end of period	886	881	902	1,551	1,198	1,111	1,078	1,094	870
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$11.79	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43	$8.83
Value at end of period	$12.38	$11.79	$11.88	$11.34	$9.82	$8.72	$9.07	$8.03	$6.43
Number of accumulation units outstanding at end of period	10,872	9,358	0	0	901	901	168	168	138
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$11.85	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11	$8.65
Value at end of period	$12.49	$11.85	$11.99	$11.43	$9.57	$8.38	$8.85	$7.78	$6.11
Number of accumulation units outstanding at end of period	6,714	5,176	4,343	3,342	5,213	4,603	1,785	1,786	1,785
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$11.74	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82	$8.52
Value at end of period	$12.39	$11.74	$11.94	$11.34	$9.25	$8.07	$8.58	$7.51	$5.82
Number of accumulation units outstanding at end of period	6,321	5,123	4,276	3,342	3,834	4,000	3,310	3,224	2,947

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2016)									
Value at beginning of period	$15.74								
Value at end of period	$16.77								
Number of accumulation units outstanding at end of period	6								
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.55	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95	$9.28
Value at end of period	$13.24	$12.55	$12.70	$12.03	$10.48	$9.29	$9.59	$8.57	$6.95
Number of accumulation units outstanding at end of period	0	9	9	9	9	9	9	9	9
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$12.57	$12.65	$12.05	$11.35	$10.42	$10.46	$9.67		
Value at end of period	$13.03	$12.57	$12.65	$12.05	$11.35	$10.42	$10.46		
Number of accumulation units outstanding at end of period	218	214	211	208	205	201	198		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2016)									
Value at beginning of period	$12.99								
Value at end of period	$13.54								
Number of accumulation units outstanding at end of period	7								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.18	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30	$8.72
Value at end of period	$12.92	$12.18	$12.42	$11.74	$9.66	$8.47	$8.79	$7.83	$6.30
Number of accumulation units outstanding at end of period	480	457	447	172	172	141	113	80	39
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$12.46	$12.63	$12.04						
Value at end of period	$13.19	$12.46	$12.63						
Number of accumulation units outstanding at end of period	0	0	4,789						
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$12.55	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24	$9.88
Value at end of period	$12.75	$12.55	$12.62	$12.02	$12.43	$12.06	$11.34	$10.76	$10.24
Number of accumulation units outstanding at end of period	2,467	2,410	359	359	409	409	409	774	7
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$17.98	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00	$9.49
Value at end of period	$22.14	$17.98	$18.44	$16.52	$12.67	$10.97	$11.41	$9.42	$7.00
Number of accumulation units outstanding at end of period	253	0	0	0	0	15	121	156	194
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.47	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66	$8.64
Value at end of period	$16.17	$15.47	$16.41	$15.84	$11.50	$9.68	$9.54	$7.60	$5.66
Number of accumulation units outstanding at end of period	3,024	3,408	4,594	4,717	2,438	2,080	1,915	1,094	813
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$13.86	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71	$9.75
Value at end of period	$13.88	$13.86	$14.16	$12.51	$12.12	$9.69	$10.29	$8.91	$6.71
Number of accumulation units outstanding at end of period	707	598	521	455	404	245	291	277	246

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.19	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33	$9.05
Value at end of period	$15.71	$15.19	$14.86	$11.53	$11.38	$9.93	$9.13	$7.19	$5.33
Number of accumulation units outstanding at end of period	3,003	2,452	459	173	171	128	127	927	452
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.92	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94	$8.55
Value at end of period	$14.98	$13.92	$13.62	$12.16	$9.09	$8.16	$8.63	$7.76	$5.94
Number of accumulation units outstanding at end of period	0	0	0	0	30	30	30	736	585
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$14.62	$15.18	$14.66	$10.55	$9.31	$9.55			
Value at end of period	$17.95	$14.62	$15.18	$14.66	$10.55	$9.31			
Number of accumulation units outstanding at end of period	403	343	283	243	146	55			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.53	$14.88	$14.15	$10.48	$9.21	$10.42	$8.18	$5.92	$9.00
Value at end of period	$16.12	$14.53	$14.88	$14.15	$10.48	$9.21	$10.42	$8.18	$5.92
Number of accumulation units outstanding at end of period	642	1,283	1,280	921	897	881	855	19	300
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.64	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03	$8.44
Value at end of period	$15.94	$13.64	$14.61	$13.49	$10.07	$8.55	$8.80	$7.70	$6.03
Number of accumulation units outstanding at end of period	1,970	1,969	1,970	1,970	1,969	1,969	2,211	2,013	1,750
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.56	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48	$9.06
Value at end of period	$16.66	$14.56	$14.98	$13.85	$11.17	$9.97	$10.16	$9.11	$7.48
Number of accumulation units outstanding at end of period	2,875	3,844	5,480	4,011	4,395	4,690	6,363	6,284	6,347
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.95	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57	$8.60
Value at end of period	$16.61	$13.95	$14.48	$13.25	$9.97	$8.77	$9.03	$8.09	$6.57
Number of accumulation units outstanding at end of period	885	867	881	5,297	4,366	4,688	4,424	4,124	3,800
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$7.47	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89	$8.04
Value at end of period	$8.38	$7.47	$8.94	$8.93	$9.54	$8.07	$9.95	$8.33	$4.89
Number of accumulation units outstanding at end of period	3,012	2,720	2,501	3,075	2,518	2,014	1,845	2,540	2,215
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$17.12	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51	$9.03
Value at end of period	$19.48	$17.12	$17.78	$15.58	$11.94	$10.02	$9.92	$8.12	$6.51
Number of accumulation units outstanding at end of period	2,252	2,334	924	558	385	227	118	517	466
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$13.36	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74	$8.34
Value at end of period	$13.29	$13.36	$12.93	$12.73	$10.09	$8.35	$9.16	$7.95	$5.74
Number of accumulation units outstanding at end of period	17,764	21,352	21,249	22,399	20,302	20,741	25,596	27,739	29,434

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2009)									
Value at beginning of period		$11.50	$11.50	$13.59	$13.39	$15.45	$17.22	$17.15	$16.24
Value at end of period		$11.50	$13.59	$13.39	$15.45	$17.22	$17.15	$16.24	$18.42
Number of accumulation units outstanding at end of period		0	11	16	16	16	16	142	142
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$9.71	$7.12	$9.42	$10.66	$10.88	$12.37	$15.00	$16.70	$17.44
Value at end of period	$7.12	$9.42	$10.66	$10.88	$12.37	$15.00	$16.70	$17.44	$18.70
Number of accumulation units outstanding at end of period	444	1,302	1,721	1,603	1,977	3,096	4,534	4,675	6,168
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$9.16	$5.53	$8.04	$10.26	$9.81	$11.30	$15.16	$16.83	$17.04
Value at end of period	$5.53	$8.04	$10.26	$9.81	$11.30	$15.16	$16.83	$17.04	$18.17
Number of accumulation units outstanding at end of period	18,898	19,832	20,112	18,164	18,431	18,143	18,937	18,834	18,036
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$8.67	$6.23	$7.73	$8.82	$8.68	$10.09	$13.00	$13.86	$12.81
Value at end of period	$6.23	$7.73	$8.82	$8.68	$10.09	$13.00	$13.86	$12.81	$15.10
Number of accumulation units outstanding at end of period	3,806	5,052	5,000	5,044	5,213	5,774	1,102	1,018	1,077
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$8.73	$5.63	$7.99	$9.27	$9.10	$10.74	$14.85	$16.02	$17.62
Value at end of period	$5.63	$7.99	$9.27	$9.10	$10.74	$14.85	$16.02	$17.62	$17.75
Number of accumulation units outstanding at end of period	4,118	4,444	5,206	6,053	6,898	7,687	9,042	11,136	10,961
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$7.95	$4.93	$6.74	$7.61	$6.62	$7.80	$8.85	$8.69	$8.54
Value at end of period	$4.93	$6.74	$7.61	$6.62	$7.80	$8.85	$8.69	$8.54	$8.64
Number of accumulation units outstanding at end of period	717	373	470	560	36	36	36	478	493
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$8.86	$6.32	$8.30	$8.96	$7.83	$9.24	$11.03	$10.23	$9.81
Value at end of period	$6.32	$8.30	$8.96	$7.83	$9.24	$11.03	$10.23	$9.81	$9.92
Number of accumulation units outstanding at end of period	75	110	0	0	24	0	0	1,349	0
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$8.41	$5.90	$7.75	$8.29	$7.76	$9.38	$12.16	$11.73	$10.76
Value at end of period	$5.90	$7.75	$8.29	$7.76	$9.38	$12.16	$11.73	$10.76	$11.85
Number of accumulation units outstanding at end of period	48	546	0	0	0	0	0	0	0
WANGER INTERNATIONAL									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$7.66	$5.11	$7.59	$9.42	$7.98	$9.63	$11.69	$11.09	$11.02
Value at end of period	$5.11	$7.59	$9.42	$7.98	$9.63	$11.69	$11.09	$11.02	$10.79
Number of accumulation units outstanding at end of period	132	100	114	114	114	100	100	100	0
WANGER SELECT									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$8.52	$4.80	$7.92	$9.95	$8.13	$9.56	$12.77	$13.07	$13.01
Value at end of period	$4.80	$7.92	$9.95	$8.13	$9.56	$12.77	$13.07	$13.01	$14.64
Number of accumulation units outstanding at end of period	1,348	1,129	1,552	3,246	2,942	2,988	3,055	1,173	1,097

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
WANGER USA									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$15.65	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83	$9.06
Value at end of period	$17.66	$15.65	$15.86	$15.25	$11.49	$9.64	$10.07	$8.22	$5.83
Number of accumulation units outstanding at end of period	400	375	351	365	298	235	196	151	88
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R–4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.48	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43	$8.61
Value at end of period	$16.29	$14.48	$14.62	$13.25	$10.13	$9.07	$8.54	$7.59	$6.43
Number of accumulation units outstanding at end of period	2,355	2,147	2,360	1,399	1,148	834	589	527	177

TABLE 47

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$17.45	$19.12								
Value at end of period	$21.48	$17.45								
Number of accumulation units outstanding at end of period	5	5								
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$34.37	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70	$25.99	$25.49
Value at end of period	$36.77	$34.37	$35.42	$32.58	$27.83	$25.39	$24.47	$22.01	$17.70	$25.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,425
COLUMBIA ACORN® FUND (CLASS Z)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$13.86									
Value at end of period	$16.92									
Number of accumulation units outstanding at end of period	81									
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	$8.88	
Value at end of period	$15.39	$13.52	$13.94	$12.57	$9.69	$8.49	$9.02	$7.82	$6.19	
Number of accumulation units outstanding at end of period	33,840	31,088	40,036	41,901	48,125	57,930	61,804	68,063	66,220	
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.00	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	$9.01	
Value at end of period	$16.96	$15.00	$15.95	$14.35	$10.71	$9.26	$9.76	$8.00	$6.10	
Number of accumulation units outstanding at end of period	100,734	104,981	108,369	113,247	131,870	142,364	154,123	180,796	168,795	
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
Value at beginning of period	$19.93	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66	$16.67
Value at end of period	$19.91	$19.93	$20.26	$20.98	$17.60	$14.88	$17.36	$16.00	$11.59	$19.66
Number of accumulation units outstanding at end of period	32,540	34,516	30,503	30,960	30,753	29,170	32,305	33,940	27,027	10,808
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$55.56	$55.63	$50.09	$38.46	$33.30	$34.44	$29.62	$22.00	$38.58	$33.07
Value at end of period	$59.53	$55.56	$55.63	$50.09	$38.46	$33.30	$34.44	$29.62	$22.00	$38.58
Number of accumulation units outstanding at end of period	134,894	143,167	146,119	154,741	168,652	179,268	191,496	212,686	145,938	145,423

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.68	$37.45	$34.73	$27.32	$23.47	$23.43	$20.51	$15.88	$27.92	$27.72
Value at end of period	$41.78	$35.68	$37.45	$34.73	$27.32	$23.47	$23.43	$20.51	$15.88	$27.92
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	47,875
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$36.71	$34.52	$31.27	$23.12	$20.32	$20.44	$16.59	$13.04	$24.88	$19.75
Value at end of period	$36.71	$36.71	$34.52	$31.27	$23.12	$20.32	$20.44	$16.59	$13.04	$24.88
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	95,499	73,759
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.35	$22.71	$24.90	$19.25	$16.07	$19.55	$17.42	$13.88	$24.90	$21.40
Value at end of period	$21.99	$23.35	$22.71	$24.90	$19.25	$16.07	$19.55	$17.42	$13.88	$24.90
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	17	0	0	9,673
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71
Value at end of period	$35.20	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12
Number of accumulation units outstanding at end of period	40,185	40,418	38,582	36,744	35,557	36,658	37,403	31,775	28,953	32,581
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	$10.17	
Value at end of period	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$6.12	
Number of accumulation units outstanding at end of period	298,870	306,719	330,406	366,219	396,533	456,739	466,994	506,994	532,615	
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$15.22	$16.28	$15.18	$11.84	$10.48	$10.57	$9.72	$7.64	$11.02	$10.28
Value at end of period	$16.65	$15.22	$16.28	$15.18	$11.84	$10.48	$10.57	$9.72	$7.64	$11.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	12,263
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	$10.09	
Value at end of period	$21.30	$17.02	$17.79	$17.07	$12.69	$11.02	$11.32	$9.14	$7.17	
Number of accumulation units outstanding at end of period	77,257	74,362	79,596	77,513	78,918	83,694	88,108	94,683	99,617	
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25
Value at end of period	$24.40	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	90,317
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.99	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92	$11.42	$10.73
Value at end of period	$18.52	$16.99	$17.22	$15.74	$11.50	$10.46	$10.88	$8.95	$6.92	$11.42
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	29
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$23.78	$22.77	$22.24	$17.68	$14.76	$16.11	$14.40	$10.56	$17.13	$14.90
Value at end of period	$24.03	$23.78	$22.77	$22.24	$17.68	$14.76	$16.11	$14.40	$10.56	$17.13
Number of accumulation units outstanding at end of period	156,493	167,578	165,923	175,634	194,974	214,935	237,291	268,153	256,382	1,808
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$66.97	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98	$67.85	$51.10
Value at end of period	$71.01	$66.97	$78.55	$83.18	$77.39	$64.55	$79.45	$63.07	$34.98	$67.85
Number of accumulation units outstanding at end of period	41,448	39,800	36,520	32,184	32,769	34,088	32,658	29,125	20,457	11,408
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11	$13.15	$13.42
Value at end of period	$26.05	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$11.04	$8.11	$13.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,436

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.18	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23	$13.43	$12.37
Value at end of period	$16.99	$16.18	$16.40	$15.30	$13.26	$12.01	$12.33	$11.11	$9.23	$13.43
Number of accumulation units outstanding at end of period	7,432	12,461	11,535	15,579	12,417	11,636	11,281	12,946	8,426	1,155
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.82	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08	$12.01	$10.96
Value at end of period	$15.47	$14.82	$15.36	$15.01	$16.67	$15.45	$13.95	$13.01	$11.08	$12.01
Number of accumulation units outstanding at end of period	36,868	45,941	48,024	49,452	83,071	50,448	40,715	19,772	10,579	5,283
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$6.30	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77	$10.30
Value at end of period	$6.65	$6.30	$7.51	$8.66	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	11,602
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.22	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82	$12.20	$11.62
Value at end of period	$19.51	$17.22	$18.07	$18.20	$16.37	$14.22	$14.58	$12.45	$7.82	$12.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,055
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$20.79	$21.89	$21.73	$21.43	$18.65	$19.26	$17.23	$14.61	$13.86	$12.60
Value at end of period	$21.91	$20.79	$21.89	$21.73	$21.43	$18.65	$19.26	$17.23	$14.61	$13.86
Number of accumulation units outstanding at end of period	11,049	13,425	13,109	16,054	19,340	18,543	21,241	25,641	24,063	13,166
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88	$13.53
Value at end of period	$24.41	$22.69	$21.71	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.88
Number of accumulation units outstanding at end of period	139,752	147,255	157,397	155,334	158,034	157,239	162,415	173,084	162,147	13,963
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$2.44	$3.35	$3.68	$3.94						
Value at end of period	$3.53	$2.44	$3.35	$3.68						
Number of accumulation units outstanding at end of period	1,265	831	235	30						
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$38.89	$39.94	$37.90	$32.74	$29.04	$29.67	$26.20	$22.15	$31.06	$29.66
Value at end of period	$41.59	$38.89	$39.94	$37.90	$32.74	$29.04	$29.67	$26.20	$22.15	$31.06
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	61,710
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.44	$14.16	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81
Value at end of period	$14.17	$13.44	$14.16	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66
Number of accumulation units outstanding at end of period	14,780	15,146	20,918	27,586	26,416	30,118	28,477	27,838	26,197	29,996
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.37	$10.02								
Value at end of period	$9.86	$9.37								
Number of accumulation units outstanding at end of period	127,766	142,194								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.44	$15.56	$15.69	$15.81	$15.93	$16.06	$16.15	$16.22	$15.93	$15.27
Value at end of period	$15.35	$15.44	$15.56	$15.69	$15.81	$15.93	$16.06	$16.15	$16.22	$15.93
Number of accumulation units outstanding at end of period	15,923	17,998	11,988	23,429	21,985	27,151	32,861	32,923	61,458	56,606
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$38.99	$39.87	$36.30	$28.01	$24.39	$24.65	$21.77	$16.85	$27.23	$25.56
Value at end of period	$42.46	$38.99	$39.87	$36.30	$28.01	$24.39	$24.65	$21.77	$16.85	$27.23
Number of accumulation units outstanding at end of period	3,551	2,144	1,505	2,137	1,860	897	0	0	0	175,649

CFI 392

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.36	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93
Value at end of period	$11.60	$8.91	$13.21	$14.97	$15.51	$17.54	$18.38	$18.44	$17.93	$20.38
Number of accumulation units outstanding at end of period	3,054	9,180	13,760	11,302	13,610	15,390	17,145	16,765	16,173	17,567
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.76	$23.72	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21	$34.23
Value at end of period	$23.72	$14.77	$18.06	$20.41	$20.23	$22.97	$30.29	$34.21	$34.23	$37.44
Number of accumulation units outstanding at end of period	133,424	0	0	0	0	0	0	0	0	0
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.15	$24.22	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39	$38.38
Value at end of period	$24.22	$15.00	$19.61	$23.71	$23.25	$27.15	$36.24	$39.39	$38.38	$44.98
Number of accumulation units outstanding at end of period	59,202	0	0	0	0	0	0	0	0	0
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.23	$16.96	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42	$26.33
Value at end of period	$16.96	$11.18	$13.84	$16.87	$16.61	$18.52	$26.22	$27.42	$26.33	$33.26
Number of accumulation units outstanding at end of period	11,940	0	0	0	0	0	0	0	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.46	$21.52	$19.54	$21.62	$23.56	$25.14	$27.28	$27.03	$28.60	$28.54
Value at end of period	$21.52	$19.54	$21.62	$23.56	$25.14	$27.28	$27.03	$28.60	$28.54	$29.54
Number of accumulation units outstanding at end of period	23,108	21,798	20,038	18,908	22,236	22,689	19,622	22,075	26,608	27,970
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.92	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13
Value at end of period			$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13	$9.14
Number of accumulation units outstanding at end of period			14,627	12,765	12,141	6,996	7,308	9,589	10,039	16,208
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period								$16.97	$17.75	$18.73
Value at end of period								$17.75	$18.73	$19.32
Number of accumulation units outstanding at end of period								19,091	15,763	16,200
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.40	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23
Value at end of period	$9.18	$6.36	$7.11	$8.42	$8.65	$9.84	$12.78	$13.96	$13.23	$14.94
Number of accumulation units outstanding at end of period	60,116	60,249	64,104	51,459	53,420	49,984	40,327	71,425	64,861	56,536
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.23	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98
Value at end of period	$15.25	$9.44	$13.24	$17.12	$16.90	$19.14	$25.06	$27.06	$26.98	$28.72
Number of accumulation units outstanding at end of period	2,237	0	0	0	0	0	29,630	26,613	31,977	34,014
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.83	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95
Value at end of period	$11.31	$7.35	$9.07	$10.45	$9.92	$10.88	$14.10	$16.13	$15.95	$17.21
Number of accumulation units outstanding at end of period	1,739	2,070	2,530	4,417	3,999	3,887	4,169	6,358	5,257	2,958
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$6.30	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74
Value at end of period		$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74	$17.32
Number of accumulation units outstanding at end of period		275,244	271,465	220,242	213,760	205,320	179,244	179,830	173,463	174,615

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$5.89	$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61
Value at end of period		$5.93	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61	$18.69
Number of accumulation units outstanding at end of period		147,022	147,717	126,204	117,352	107,543	94,083	89,796	93,522	89,723
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.90	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34
Value at end of period			$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34	$19.63
Number of accumulation units outstanding at end of period			16	791	1,734	2,077	4,435	7,240	10,787	12,511
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.11	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92
Value at end of period	$9.95	$6.46	$8.40	$11.03	$11.04	$12.61	$17.40	$18.23	$17.92	$20.16
Number of accumulation units outstanding at end of period	2,506	0	0	0	0	0	55	61	74	85
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.01	$30.47	$20.84	$26.38	$32.55	$31.48	$35.77	$48.88	$51.66	$50.85
Value at end of period	$30.47	$20.84	$26.38	$32.55	$31.48	$35.77	$48.88	$51.66	$50.85	$62.79
Number of accumulation units outstanding at end of period	26,605	0	0	0	0	0	0	0	0	3
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.22	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19
Value at end of period	$12.68	$8.32	$10.38	$11.72	$11.27	$12.68	$14.63	$15.33	$15.19	$15.96
Number of accumulation units outstanding at end of period	14,613	20,100	23,662	19,510	18,626	23,064	26,758	27,726	40,161	40,780
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.57	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85
Value at end of period	$13.13	$8.20	$10.45	$11.87	$11.23	$12.82	$15.31	$16.05	$15.85	$16.70
Number of accumulation units outstanding at end of period	8,961	51,405	52,485	55,119	48,908	52,844	59,791	62,178	68,207	67,602
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.91	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23
Value at end of period	$13.55	$8.08	$10.41	$11.89	$11.19	$12.82	$15.70	$16.52	$16.23	$17.13
Number of accumulation units outstanding at end of period	9,808	14,260	20,047	22,040	24,824	29,612	33,230	31,046	37,089	40,403
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period					$11.80	$10.88	$12.47	$15.27	$16.10	$15.83
Value at end of period					$10.88	$12.47	$15.27	$16.10	$15.83	$16.72
Number of accumulation units outstanding at end of period					82	839	2,777	5,023	6,448	9,151
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$10.07	$10.44	$11.98	$12.63	$12.48
Value at end of period						$10.44	$11.98	$12.63	$12.48	$13.16
Number of accumulation units outstanding at end of period						341	490	581	1,008	1,174
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$11.37	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49	$14.39
Value at end of period	$11.49	$9.50	$11.04	$12.01	$11.95	$13.02	$13.81	$14.49	$14.39	$14.92
Number of accumulation units outstanding at end of period	2,392	2,431	640	80	80	59	2,921	59	2,268	4,166
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period					$9.81	$9.93	$11.04	$11.99	$12.56	$12.41
Value at end of period					$9.93	$11.04	$11.99	$12.56	$12.41	$13.04
Number of accumulation units outstanding at end of period					61	475	67	16	18	23

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.45	$20.42	$15.48	$18.10	$19.95	$20.14	$22.44	$24.96	$26.40	$26.13
Value at end of period	$20.42	$15.48	$18.10	$19.95	$20.14	$22.44	$24.96	$26.40	$26.13	$27.40
Number of accumulation units outstanding at end of period	5,901	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.74	$22.65	$14.37	$17.85	$20.02	$19.28	$22.00	$26.71	$28.24	$27.68
Value at end of period	$22.65	$14.37	$17.85	$20.02	$19.28	$22.00	$26.71	$28.24	$27.68	$29.36
Number of accumulation units outstanding at end of period	9,611	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.36	$21.30	$14.69	$17.76	$19.73	$19.47	$21.94	$25.37	$26.85	$26.49
Value at end of period	$21.30	$14.69	$17.76	$19.73	$19.47	$21.94	$25.37	$26.85	$26.49	$28.02
Number of accumulation units outstanding at end of period	9,226	0	0	0	0	0	0	0	0	0
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$10.17	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48
Value at end of period			$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48	$12.67
Number of accumulation units outstanding at end of period			6	8,967	11,375	11,111	12,311	12,690	10,084	9,574
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.07	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88
Value at end of period	$15.48	$11.28	$15.18	$18.38	$17.65	$20.38	$26.55	$29.63	$28.88	$35.55
Number of accumulation units outstanding at end of period	5,925	6,124	7,693	10,772	7,714	9,399	11,124	11,375	11,946	13,525
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77
Value at end of period	$18.77	$10.94	$14.67	$18.41	$18.67	$22.16	$30.52	$31.60	$29.77	$31.11
Number of accumulation units outstanding at end of period	23,133	20,859	21,025	19,636	19,261	15,430	21,619	19,554	18,441	15,768
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80
Value at end of period		$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80	$13.81
Number of accumulation units outstanding at end of period		5,061	7,090	5,759	4,945	6,093	6,569	7,509	8,165	7,255
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.34	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43
Value at end of period	$10.07	$6.14	$8.28	$10.51	$11.41	$13.08	$13.25	$17.07	$17.43	$18.02
Number of accumulation units outstanding at end of period	3,511	8,929	21,837	28,872	22,631	28,540	24,662	33,530	31,672	26,934
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.90	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41
Value at end of period	$21.60	$13.02	$17.00	$18.90	$17.87	$19.90	$26.60	$29.77	$30.41	$32.71
Number of accumulation units outstanding at end of period	3,163	0	0	0	0	0	0	0	0	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$10.28	$10.31	$6.74	$8.34	$10.37	$10.11	$11.34	$15.75	$16.30	$15.69
Value at end of period	$10.31	$6.74	$8.34	$10.37	$10.11	$11.34	$15.75	$16.30	$15.69	$19.26
Number of accumulation units outstanding at end of period	340	0	0	0	0	0	0	0	0	0
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.17	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63	$22.08
Value at end of period	$14.95	$9.03	$12.46	$15.87	$14.02	$15.94	$21.52	$22.63	$22.08	$24.48
Number of accumulation units outstanding at end of period	2,930	226,366	226,742	213,122	204,021	188,571	183,299	169,880	163,227	156,058
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.65	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15
Value at end of period	$14.20	$8.95	$11.41	$13.03	$12.65	$14.90	$19.95	$21.60	$20.15	$23.54
Number of accumulation units outstanding at end of period	10,159	0	0	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.99	$12.32	$9.37	$11.40	$12.70	$12.46	$13.94	$17.29	$18.68	$18.15
Value at end of period	$12.32	$9.37	$11.40	$12.70	$12.46	$13.94	$17.29	$18.68	$18.15	$20.76
Number of accumulation units outstanding at end of period	112,324	234,751	220,683	198,460	187,344	172,449	149,506	127,011	117,483	113,213
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.75	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44
Value at end of period	$12.97	$8.72	$10.72	$11.97	$11.62	$13.20	$17.53	$19.15	$18.44	$21.94
Number of accumulation units outstanding at end of period	6,303	6,335	7,093	2,139	3,553	4,941	5,559	4,776	4,498	7,887
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.11	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91	$18.30
Value at end of period	$24.88	$12.03	$20.47	$24.43	$19.81	$23.41	$21.89	$21.91	$18.30	$20.51
Number of accumulation units outstanding at end of period	15,966	0	0	0	0	0	0	10	27	32
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.66	$17.93	$11.91	$14.84	$18.11	$18.29	$21.77	$28.41	$32.41	$31.18
Value at end of period	$17.93	$11.91	$14.84	$18.11	$18.29	$21.77	$28.41	$32.41	$31.18	$35.48
Number of accumulation units outstanding at end of period	10,002	7,663	8,383	8,776	8,209	8,448	8,503	9,909	7,646	8,788
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.11	$12.78	$8.88	$11.22	$14.11	$13.81	$16.26	$22.41	$24.09	$23.02
Value at end of period	$12.78	$8.88	$11.22	$14.11	$13.81	$16.26	$22.41	$24.09	$23.02	$27.76
Number of accumulation units outstanding at end of period	1,200	0	0	0	0	0	0	0	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.69	$14.47	$8.57	$11.87	$13.66	$12.45	$15.03	$18.96	$19.24	$19.88
Value at end of period	$14.47	$8.57	$11.87	$13.66	$12.45	$15.03	$18.96	$19.24	$19.88	$19.76
Number of accumulation units outstanding at end of period	321,849	0	0	0	0	0	0	10	57	17
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$10.61	$11.17	$7.82	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25
Value at end of period	$11.17	$7.82	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25	$20.69
Number of accumulation units outstanding at end of period	2,360	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.47	$12.92	$9.29	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67
Value at end of period	$12.92	$9.29	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67	$24.30
Number of accumulation units outstanding at end of period	27,063	32,285	28,872	58,522	67,554	76,613	87,958	92,446	91,306	86,815
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$12.06	$13.56	$7.65	$11.11	$14.16	$13.53	$11.59	$15.49	$17.16	$17.31
Value at end of period	$13.56	$7.65	$11.11	$14.16	$13.53	$11.59	$15.49	$17.16	$17.31	$18.41
Number of accumulation units outstanding at end of period	256,546	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.95	$17.33	$11.06	$13.71	$15.63	$15.37	$17.87	$23.00	$24.52	$22.64
Value at end of period	$17.33	$11.06	$13.71	$15.63	$15.37	$17.87	$23.00	$24.52	$22.64	$26.68
Number of accumulation units outstanding at end of period	21,525	158,900	166,560	149,917	140,378	126,360	119,428	112,966	111,648	101,585
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.98	$27.23	$15.61	$22.14	$25.67	$25.19	$29.71	$41.05	$44.26	$48.65
Value at end of period	$27.23	$15.61	$22.14	$25.67	$25.19	$29.71	$41.05	$44.26	$48.65	$49.00
Number of accumulation units outstanding at end of period	48,672	44,471	44,193	38,544	32,697	36,541	34,284	31,274	32,236	28,115
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.34	$18.35	$9.19	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86
Value at end of period	$18.35	$9.19	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86	$16.03
Number of accumulation units outstanding at end of period	6,949	6,716	7,499	4,681	4,444	4,394	5,600	6,794	8,074	8,411
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$11.27	$6.74	$8.85	$9.46	$8.85	$10.69	$13.85	$13.36	$12.25
Value at end of period	$11.27	$6.74	$8.85	$9.46	$8.85	$10.69	$13.85	$13.36	$12.25	$13.48
Number of accumulation units outstanding at end of period	2,540	3,375	4,786	2,080	2,349	2,600	7,825	6,646	6,615	3,202

CFI 396

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.78	$10.51	$5.67	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19
Value at end of period	$10.51	$5.67	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19	$11.93
Number of accumulation units outstanding at end of period	3,818	2,794	10,906	13,547	15,138	11,373	14,393	20,871	26,302	27,880
WANGER SELECT										
Value at beginning of period	$14.89	$16.16	$8.17	$13.46	$16.90	$13.81	$16.22	$21.66	$22.16	$22.04
Value at end of period	$16.16	$8.17	$13.46	$16.90	$13.81	$16.22	$21.66	$22.16	$22.04	$24.78
Number of accumulation units outstanding at end of period	12,439	13,331	24,391	33,583	38,446	43,198	39,545	38,443	37,309	37,920
WANGER USA										
Value at beginning of period	$13.71	$14.33	$8.58	$12.10	$14.81	$14.18	$16.88	$22.40	$23.28	$22.95
Value at end of period	$14.33	$8.58	$12.10	$14.81	$14.18	$16.88	$22.40	$23.28	$22.95	$25.89
Number of accumulation units outstanding at end of period	2,628	10,212	9,968	10,657	13,202	17,837	14,831	12,804	14,144	15,373
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)										
Value at beginning of period	$13.03	$13.43	$8.91	$10.52	$11.82	$12.55	$14.00	$18.31	$20.19	$19.99
Value at end of period	$13.43	$8.91	$10.52	$11.82	$12.55	$14.00	$18.31	$20.19	$19.99	$22.47
Number of accumulation units outstanding at end of period	8,027	0	98	0	0	0	0	0	0	0

TABLE 48

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80% EFFECTIVE MARCH 1, 2007
(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ALGER RESPONSIBLE INVESTING FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period			$12.49	$12.99	$14.12	$13.28	$15.13	$20.22	$21.02	$21.37
Value at end of period			$12.99	$14.12	$13.28	$15.13	$20.22	$21.02	$21.37	$21.62
Number of accumulation units outstanding at end of period			13	100	46	46	47	47	47	398
ALLIANZGI NFJ LARGE-CAP VALUE FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$9.85	$6.11	$7.04	$7.87	$7.95	$9.00	$11.85	$13.12	$12.32
Value at end of period		$6.11	$7.04	$7.87	$7.95	$9.00	$11.85	$13.12	$12.32	$13.98
Number of accumulation units outstanding at end of period		5,201	4,526	4,827	3,994	3,886	2,077	2,077	2,078	407
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$9.90	$12.30	$14.15	$13.77	$15.19	$18.51	$20.94	$20.69
Value at end of period			$12.30	$14.15	$13.77	$15.19	$18.51	$20.94	$20.69	$22.09
Number of accumulation units outstanding at end of period			4,835	24,479	42,818	48,314	18,873	18,271	18,984	16,682
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.44	$12.04	$13.41	$13.56	$14.75	$18.98	$20.54	$19.80
Value at end of period			$12.04	$13.41	$13.56	$14.75	$18.98	$20.54	$19.80	$21.47
Number of accumulation units outstanding at end of period			25,157	71,150	94,262	113,744	62,356	54,174	45,013	42,132
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.10	$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87
Value at end of period			$10.73	$11.22	$12.58	$13.32	$12.00	$12.23	$11.87	$12.33
Number of accumulation units outstanding at end of period			8,063	12,900	13,467	19,531	11,640	10,495	7,124	7,033

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$8.50	$11.57	$10.18	$12.15	$17.44	$19.19	$18.26
Value at end of period				$11.57	$10.18	$12.15	$17.44	$19.19	$18.26	$20.93
Number of accumulation units outstanding at end of period				383	6,051	6,120	7,804	5,612	7,141	5,142
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.30	$5.58	$7.73	$8.12	$7.47	$9.30	$11.55	$11.34	$10.82
Value at end of period		$5.58	$7.73	$8.12	$7.47	$9.30	$11.55	$11.34	$10.82	$9.70
Number of accumulation units outstanding at end of period		791	1,864	15,171	19,331	45,667	8,440	5,706	4,277	4,241
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during July 2010)										
Value at beginning of period				$9.68	$11.75	$10.89	$12.58	$18.03	$19.63	$17.45
Value at end of period				$11.75	$10.89	$12.58	$18.03	$19.63	$17.45	$21.48
Number of accumulation units outstanding at end of period				11,025	41,973	44,261	49,287	42,252	38,265	35,798
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.47	$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49
Value at end of period			$12.63	$15.75	$15.53	$17.44	$23.07	$24.35	$22.49	$27.29
Number of accumulation units outstanding at end of period			85	1,500	2,009	328	2,218	1,970	1,928	1,126
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.76	$12.00	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35	$15.86
Value at end of period	$12.00	$8.17	$10.16	$11.30	$11.72	$12.85	$15.04	$16.35	$15.86	$16.97
Number of accumulation units outstanding at end of period	9,839	7,660	8,230	6,679	9,516	9,912	5,446	5,447	5,449	5,449
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.38	$9.48	$10.89	$11.13	$14.38	$14.98
Value at end of period					$9.48	$10.89	$11.13	$14.38	$14.98	$15.69
Number of accumulation units outstanding at end of period					656	3,581	661	4,454	842	843
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.91	$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52
Value at end of period		$6.19	$7.82	$9.02	$8.49	$9.69	$12.57	$13.94	$13.52	$15.39
Number of accumulation units outstanding at end of period		19,702	31,564	30,366	26,151	19,212	1,689	2,577	2,577	1,056
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.61	$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00
Value at end of period		$6.10	$8.00	$9.76	$9.26	$10.71	$14.35	$15.95	$15.00	$16.96
Number of accumulation units outstanding at end of period		5,054	10,716	12,205	10,759	8,964	9,026	8,969	6,022	5,759
COLUMBIA MID CAP VALUE FUND (CLASS Z)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.08	$6.11	$8.04	$9.82	$9.35	$10.84	$14.56	$16.23	$15.30
Value at end of period		$6.11	$8.04	$9.82	$9.35	$10.84	$14.56	$16.23	$15.30	$17.34
Number of accumulation units outstanding at end of period		1,630	152	224	89	107	114	114	114	114
EUROPACIFIC GROWTH FUND® (CLASS R–4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$14.80	$17.61	$10.38	$14.33	$15.55	$13.33	$15.76	$18.79	$18.15	$17.85
Value at end of period	$17.61	$10.38	$14.33	$15.55	$13.33	$15.76	$18.79	$18.15	$17.85	$17.83
Number of accumulation units outstanding at end of period	96,627	136,957	166,556	192,690	205,104	212,245	168,776	148,460	134,319	115,067

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.24	$15.50	$8.84	$11.90	$13.84	$13.38	$15.46	$20.13	$22.36	$22.33
Value at end of period	$15.50	$8.84	$11.90	$13.84	$13.38	$15.46	$20.13	$22.36	$22.33	$23.92
Number of accumulation units outstanding at end of period	372,912	422,624	463,388	473,538	451,227	438,638	272,430	217,869	197,699	173,061
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.27	$13.41	$7.63	$9.86	$11.26	$11.28	$13.12	$16.68	$17.99	$17.14
Value at end of period	$13.41	$7.63	$9.86	$11.26	$11.28	$13.12	$16.68	$17.99	$17.14	$20.07
Number of accumulation units outstanding at end of period	74,296	63,469	58,973	57,406	48,864	40,878	22,258	18,100	18,049	14,947
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.04	$15.20	$7.97	$10.14	$12.49	$12.41	$14.12	$19.10	$21.09	$22.42
Value at end of period	$15.20	$7.97	$10.14	$12.49	$12.41	$14.12	$19.10	$21.09	$22.42	$22.42
Number of accumulation units outstanding at end of period	66,322	66,033	60,583	60,841	62,805	63,688	30,734	29,783	23,234	20,798
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$14.52	$17.04	$9.50	$11.93	$13.38	$11.00	$13.17	$17.04	$15.54	$15.98
Value at end of period	$17.04	$9.50	$11.93	$13.38	$11.00	$13.17	$17.04	$15.54	$15.98	$15.05
Number of accumulation units outstanding at end of period	10,212	6,853	7,671	7,275	7,981	8,299	2,358	2,351	7,102	3,636
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.47	$12.76	$8.48	$10.86	$13.82	$13.19	$15.49	$20.94	$20.89	$19.19
Value at end of period	$12.76	$8.48	$10.86	$13.82	$13.19	$15.49	$20.94	$20.89	$19.19	$24.79
Number of accumulation units outstanding at end of period	22,636	19,672	21,562	21,991	23,224	24,291	5,818	5,638	4,750	9,365
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.80	$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57	$14.94
Value at end of period		$6.12	$8.09	$9.15	$8.90	$10.34	$13.49	$14.57	$14.94	$16.67
Number of accumulation units outstanding at end of period		13,284	26,512	41,505	38,057	29,388	19,954	17,246	16,910	11,747
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period			$10.44	$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63
Value at end of period			$12.30	$13.73	$12.77	$13.98	$17.92	$18.58	$17.63	$19.59
Number of accumulation units outstanding at end of period			1,122	1,694	2,186	1,969	276	276	276	276
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.18	$36.05	$50.12	$53.91	$56.16
Value at end of period						$36.05	$50.12	$53.91	$56.16	$56.98
Number of accumulation units outstanding at end of period						1,984	1,726	1,448	1,145	1,145
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.62	$13.60	$9.43	$12.00	$13.04	$12.93	$14.61	$18.73	$20.09	$18.78
Value at end of period	$13.60	$9.43	$12.00	$13.04	$12.93	$14.61	$18.73	$20.09	$18.78	$20.55
Number of accumulation units outstanding at end of period	7,310	5,242	5,756	4,343	3,369	2,936	1,277	1,237	1,091	724
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period		$10.23	$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02
Value at end of period		$7.17	$9.14	$11.32	$11.02	$12.69	$17.07	$17.79	$17.02	$21.30
Number of accumulation units outstanding at end of period		97	692	5,874	18,883	33,180	23,476	20,678	19,817	16,784

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.15	$12.71	$7.65	$9.60	$11.95	$11.38	$12.93	$16.72	$18.50	$17.65
Value at end of period	$12.71	$7.65	$9.60	$11.95	$11.38	$12.93	$16.72	$18.50	$17.65	$20.38
Number of accumulation units outstanding at end of period	42,650	39,803	42,024	39,374	35,868	27,420	15,889	10,311	8,015	5,343
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during January 2014)										
Value at beginning of period								$9.82	$10.22	$10.14
Value at end of period								$10.22	$10.14	$10.29
Number of accumulation units outstanding at end of period								10,719	11,877	10,859
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.80	$11.48	$6.96	$9.00	$10.94	$10.52	$11.56	$15.82	$17.31	$17.08
Value at end of period	$11.48	$6.96	$9.00	$10.94	$10.52	$11.56	$15.82	$17.31	$17.08	$18.62
Number of accumulation units outstanding at end of period	337	673	1,046	1,336	1,603	1,896	1,851	141	140	377
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.74	$16.01	$9.87	$13.46	$15.05	$13.79	$16.52	$20.78	$21.27	$22.22
Value at end of period	$16.01	$9.87	$13.46	$15.05	$13.79	$16.52	$20.78	$21.27	$22.22	$22.45
Number of accumulation units outstanding at end of period	8,117	10,035	14,543	13,334	13,851	12,648	4,207	4,745	6,325	4,257
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.99	$23.12	$11.92	$21.49	$27.07	$21.99	$26.37	$28.34	$26.77	$22.82
Value at end of period	$23.12	$11.92	$21.49	$27.07	$21.99	$26.37	$28.34	$26.77	$22.82	$24.20
Number of accumulation units outstanding at end of period	42,831	43,297	56,959	63,965	65,629	70,601	35,995	31,696	24,958	19,867
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.86	$13.30	$8.20	$11.17	$13.67	$13.26	$15.52	$21.71	$24.11	$22.51
Value at end of period	$13.30	$8.20	$11.17	$13.67	$13.26	$15.52	$21.71	$24.11	$22.51	$26.36
Number of accumulation units outstanding at end of period	11,111	10,304	12,236	15,836	15,390	14,942	13,798	11,893	7,971	7,819
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.97	$13.03	$8.96	$10.78	$11.97	$11.66	$12.87	$14.85	$15.91	$15.70
Value at end of period	$13.03	$8.96	$10.78	$11.97	$11.66	$12.87	$14.85	$15.91	$15.70	$16.48
Number of accumulation units outstanding at end of period	5,636	7,372	8,326	4,595	4,823	2,828	2,054	1,420	1,420	1,420
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.39	$11.15	$10.28	$12.07	$12.94	$14.34	$15.47	$13.93	$14.25	$13.75
Value at end of period	$11.15	$10.28	$12.07	$12.94	$14.34	$15.47	$13.93	$14.25	$13.75	$14.35
Number of accumulation units outstanding at end of period	4,984	16,658	15,493	24,613	30,421	40,729	3,529	3,468	3,290	3,208
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.39	$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51	$6.30
Value at end of period	$12.77	$5.29	$9.17	$10.54	$8.01	$8.90	$8.66	$7.51	$6.30	$6.65
Number of accumulation units outstanding at end of period	30,123	7,573	17,040	8,380	9,388	10,385	7,447	6,108	5,749	5,745
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.67	$11.94	$7.65	$12.18	$14.26	$13.91	$16.02	$17.80	$17.68	$16.84
Value at end of period	$11.94	$7.65	$12.18	$14.26	$13.91	$16.02	$17.80	$17.68	$16.84	$19.09
Number of accumulation units outstanding at end of period	4,119	2,206	3,880	4,414	4,853	3,319	1,730	1,103	1,936	1,885

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.55	$5.46	$8.33	$10.32	$8.77	$10.62	$13.63	$13.77	$14.02
Value at end of period		$5.46	$8.33	$10.32	$8.77	$10.62	$13.63	$13.77	$14.02	$14.71
Number of accumulation units outstanding at end of period		701	2,806	4,479	2,676	3,484	994	519	5,008	5,008
TEMPLETON GLOBAL BOND FUND (CLASS A)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.15	$12.26	$12.92	$15.24	$17.03	$16.50	$18.95	$19.22	$19.37	$18.40
Value at end of period	$12.26	$12.92	$15.24	$17.03	$16.50	$18.95	$19.22	$19.37	$18.40	$19.38
Number of accumulation units outstanding at end of period	24,740	56,949	64,157	81,641	91,378	106,513	86,769	79,056	73,897	68,114
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$9.96	$8.72	$9.94	$10.58	$11.17	$11.73	$11.41	$11.95	$11.88
Value at end of period		$8.72	$9.94	$10.58	$11.17	$11.73	$11.41	$11.95	$11.88	$12.11
Number of accumulation units outstanding at end of period		5,684	9,101	11,281	9,737	11,963	8,671	8,354	10,648	6,138
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.11	$14.48	$8.76	$11.68	$13.02	$12.28	$14.69	$19.50	$21.14	$22.09
Value at end of period	$14.48	$8.76	$11.68	$13.02	$12.28	$14.69	$19.50	$21.14	$22.09	$23.76
Number of accumulation units outstanding at end of period	62,391	86,311	83,435	120,046	82,585	68,037	40,334	36,072	30,956	23,785
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period					$9.77	$8.76	$7.64	$3.68	$3.35	$2.44
Value at end of period					$8.76	$7.64	$3.68	$3.35	$2.44	$3.53
Number of accumulation units outstanding at end of period					819	49,272	71,637	61,668	4,130	69,637
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.76	$12.31	$8.78	$10.39	$11.76	$11.51	$12.98	$15.03	$15.83	$15.42
Value at end of period	$12.31	$8.78	$10.39	$11.76	$11.51	$12.98	$15.03	$15.83	$15.42	$16.49
Number of accumulation units outstanding at end of period	262,619	232,643	220,709	190,576	153,281	137,873	83,943	72,930	69,467	61,061
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.17	$11.89	$9.96	$12.02	$13.81	$14.21	$15.21	$14.49	$14.43	$13.70
Value at end of period	$11.89	$9.96	$12.02	$13.81	$14.21	$15.21	$14.49	$14.43	$13.70	$14.45
Number of accumulation units outstanding at end of period	69,804	73,897	75,277	75,128	67,713	55,160	17,361	17,285	15,576	10,987
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.02	$9.37
Value at end of period									$9.37	$9.86
Number of accumulation units outstanding at end of period									5,919	5,785
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period				$10.25	$10.25	$10.92	$11.15	$10.85	$11.30	$11.39
Value at end of period				$10.25	$10.92	$11.15	$10.85	$11.30	$11.39	$11.48
Number of accumulation units outstanding at end of period				20	7,346	31,063	22,359	20,697	14,942	12,485
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.81	$11.20	$11.41	$11.35	$11.29	$11.20	$11.12	$11.03	$10.94	$10.86
Value at end of period	$11.20	$11.41	$11.35	$11.29	$11.20	$11.12	$11.03	$10.94	$10.86	$10.79
Number of accumulation units outstanding at end of period	55,530	65,820	27,390	29,117	32,119	29,163	8,047	9,196	30,365	10,385

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.62	$13.58	$8.40	$10.85	$12.29	$12.16	$13.97	$18.10	$19.88	$19.44
Value at end of period	$13.58	$8.40	$10.85	$12.29	$12.16	$13.97	$18.10	$19.88	$19.44	$21.17
Number of accumulation units outstanding at end of period	259,820	234,804	224,808	215,934	202,807	196,029	159,727	149,597	134,709	119,642
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.69	$11.73	$9.02	$13.36	$15.15	$15.69	$17.75	$18.60	$18.66	$18.14
Value at end of period	$11.73	$9.02	$13.36	$15.15	$15.69	$17.75	$18.60	$18.66	$18.14	$20.63
Number of accumulation units outstanding at end of period	3,344	2,165	8,221	7,152	11,599	8,605	1,100	1,100	973	1,681
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.46	$13.15	$8.19	$10.01	$11.32	$11.22	$12.74	$16.80	$18.97	$18.98
Value at end of period	$13.15	$8.19	$10.01	$11.32	$11.22	$12.74	$16.80	$18.97	$18.98	$20.77
Number of accumulation units outstanding at end of period	142,278	122,044	114,603	114,037	105,309	100,895	66,720	55,028	47,562	37,424
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.13	$13.29	$8.23	$10.76	$13.01	$12.76	$14.90	$19.88	$21.61	$21.06
Value at end of period	$13.29	$8.23	$10.76	$13.01	$12.76	$14.90	$19.88	$21.61	$21.06	$24.68
Number of accumulation units outstanding at end of period	147,986	144,516	141,957	134,111	116,037	109,693	83,623	65,101	56,915	49,405
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.16	$12.14	$8.00	$9.91	$12.07	$11.89	$13.26	$18.77	$19.63	$18.85
Value at end of period	$12.14	$8.00	$9.91	$12.07	$11.89	$13.26	$18.77	$19.63	$18.85	$23.80
Number of accumulation units outstanding at end of period	33,827	27,913	26,217	26,938	24,022	21,416	21,449	14,319	10,797	10,534
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period					$11.88	$10.95	$12.59	$15.51	$16.36	$15.92
Value at end of period					$10.95	$12.59	$15.51	$16.36	$15.92	$17.04
Number of accumulation units outstanding at end of period					99	36	0	0	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.79	$11.19	$10.16	$11.24	$12.25	$13.07	$14.19	$14.06	$14.87	$14.84
Value at end of period	$11.19	$10.16	$11.24	$12.25	$13.07	$14.19	$14.06	$14.87	$14.84	$15.36
Number of accumulation units outstanding at end of period	166,671	177,823	136,850	132,663	131,940	132,299	62,421	53,793	127,046	131,482
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$5.05	$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13
Value at end of period		$5.93	$7.53	$8.05	$7.02	$8.26	$9.96	$9.29	$9.13	$9.14
Number of accumulation units outstanding at end of period		1	10,539	11,865	12,486	13,897	5,779	6,079	11,794	5,731
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.35	$12.12	$15.75	$17.75	$18.73
Value at end of period					$10.35	$12.12	$15.75	$17.75	$18.73	$19.32
Number of accumulation units outstanding at end of period					53,568	110,836	55,824	62,987	57,788	49,192
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.44	$9.23	$6.40	$7.15	$8.47	$8.70	$9.89	$12.85	$14.03	$13.30
Value at end of period	$9.23	$6.40	$7.15	$8.47	$8.70	$9.89	$12.85	$14.03	$13.30	$15.02
Number of accumulation units outstanding at end of period	192,970	264,071	284,567	275,985	334,339	330,733	278,804	229,764	203,833	175,653

CFI 402

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.80	$15.67	$9.70	$13.61	$17.60	$17.37	$19.68	$25.76	$27.82	$27.74
Value at end of period	$15.67	$9.70	$13.61	$17.60	$17.37	$19.68	$25.76	$27.82	$27.74	$29.52
Number of accumulation units outstanding at end of period	600	104	126	8,034	7,756	17,841	12,624	11,484	9,552	8,830
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.91	$11.37	$7.39	$9.12	$10.51	$9.98	$10.94	$14.17	$16.21	$16.03
Value at end of period	$11.37	$7.39	$9.12	$10.51	$9.98	$10.94	$14.17	$16.21	$16.03	$17.30
Number of accumulation units outstanding at end of period	7,920	8,479	9,500	7,757	8,487	8,860	8,433	8,432	8,429	7,912
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.71	$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91
Value at end of period			$12.57	$14.07	$14.54	$16.52	$21.63	$24.27	$25.91	$27.39
Number of accumulation units outstanding at end of period			1,384	1,198	1,437	2,462	1,810	3,016	3,059	3,142
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period		$10.05	$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74
Value at end of period		$6.64	$8.16	$9.08	$9.24	$10.59	$13.87	$15.54	$15.74	$17.32
Number of accumulation units outstanding at end of period		1,013	3,556	5,049	5,412	11,301	13,473	7,052	7,798	6,772
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80
Value at end of period			$11.86	$13.08	$13.05	$15.01	$19.57	$21.79	$20.80	$23.79
Number of accumulation units outstanding at end of period			711	690	1,143	1,448	1,207	1,207	1,207	2,559
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$11.41	$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90
Value at end of period			$12.86	$16.05	$15.57	$17.84	$23.88	$26.32	$25.90	$27.45
Number of accumulation units outstanding at end of period			1,101	1,177	1,210	1,633	637	436	671	671
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$5.57	$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61
Value at end of period			$8.25	$10.24	$9.97	$11.58	$15.41	$17.23	$16.61	$18.69
Number of accumulation units outstanding at end of period			1,027	2,747	2,157	3,936	3,183	2,629	2,428	2,299
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.04	$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34
Value at end of period			$8.75	$10.98	$10.46	$12.04	$16.58	$17.26	$16.34	$19.63
Number of accumulation units outstanding at end of period			920	5,379	6,294	4,744	1,217	1,240	1,210	1,188
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.79	$14.72	$9.57	$12.44	$16.33	$16.33	$18.66	$25.75	$26.98	$26.52
Value at end of period	$14.72	$9.57	$12.44	$16.33	$16.33	$18.66	$25.75	$26.98	$26.52	$29.84
Number of accumulation units outstanding at end of period	3,287	3,555	4,297	10,430	10,745	13,460	6,825	5,986	3,413	328
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$14.18	$14.56	$9.96	$12.60	$15.55	$15.04	$17.09	$23.35	$24.68	$24.29
Value at end of period	$14.56	$9.96	$12.60	$15.55	$15.04	$17.09	$23.35	$24.68	$24.29	$30.00
Number of accumulation units outstanding at end of period	45,927	47,319	55,858	66,642	70,168	71,566	42,878	37,111	32,930	30,798

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$12.54	$12.83	$8.42	$10.51	$11.86	$11.40	$12.83	$14.81	$15.51	$15.37
Value at end of period	$12.83	$8.42	$10.51	$11.86	$11.40	$12.83	$14.81	$15.51	$15.37	$16.14
Number of accumulation units outstanding at end of period	18,618	26,858	25,924	34,102	38,196	39,768	41,919	44,914	35,018	33,223
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$12.89	$13.28	$8.30	$10.57	$12.01	$11.36	$12.98	$15.49	$16.24	$16.03
Value at end of period	$13.28	$8.30	$10.57	$12.01	$11.36	$12.98	$15.49	$16.24	$16.03	$16.90
Number of accumulation units outstanding at end of period	8,291	18,920	27,640	35,260	40,732	39,411	32,151	26,241	24,990	24,599
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.25	$13.71	$8.18	$10.53	$12.03	$11.32	$12.97	$15.88	$16.72	$16.42
Value at end of period	$13.71	$8.18	$10.53	$12.03	$11.32	$12.97	$15.88	$16.72	$16.42	$17.34
Number of accumulation units outstanding at end of period	9,149	12,035	15,746	17,920	21,052	23,462	23,074	21,374	21,346	20,962
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$10.16	$10.88	$12.47	$15.27	$16.10	$15.83
Value at end of period					$10.88	$12.47	$15.27	$16.10	$15.83	$16.72
Number of accumulation units outstanding at end of period					43	351	536	536	536	536
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.03	$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63	$12.48
Value at end of period		$6.93	$8.55	$9.56	$9.25	$10.44	$11.98	$12.63	$12.48	$13.16
Number of accumulation units outstanding at end of period		100	495	0	0	0	0	0	0	0
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$11.31	$11.63	$9.61	$11.17	$12.15	$12.10	$13.17	$13.98	$14.67	$14.56
Value at end of period	$11.63	$9.61	$11.17	$12.15	$12.10	$13.17	$13.98	$14.67	$14.56	$15.09
Number of accumulation units outstanding at end of period	1,177	123	465	817	1,079	1,382	124	124	24,821	24,745
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.26	$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56	$12.41
Value at end of period		$7.66	$9.14	$10.08	$9.93	$11.04	$11.99	$12.56	$12.41	$13.04
Number of accumulation units outstanding at end of period		99	100	0	36	226	0	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.47	$12.00	$9.10	$10.64	$11.72	$11.83	$13.19	$14.66	$15.51	$15.36
Value at end of period	$12.00	$9.10	$10.64	$11.72	$11.83	$13.19	$14.66	$15.51	$15.36	$16.10
Number of accumulation units outstanding at end of period	6,367	7,500	5,637	6,830	4,544	4,649	3,524	3,523	6,483	6,010
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.42	$12.99	$8.24	$10.24	$11.48	$11.06	$12.61	$15.31	$16.19	$15.87
Value at end of period	$12.99	$8.24	$10.24	$11.48	$11.06	$12.61	$15.31	$16.19	$15.87	$16.84
Number of accumulation units outstanding at end of period	21,424	19,418	20,024	19,980	17,552	19,015	4,409	3,624	4,529	4,904
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$11.94	$12.52	$8.63	$10.43	$11.60	$11.44	$12.89	$14.91	$15.78	$15.56
Value at end of period	$12.52	$8.63	$10.43	$11.60	$11.44	$12.89	$14.91	$15.78	$15.56	$16.46
Number of accumulation units outstanding at end of period	9,697	9,833	7,506	7,995	8,463	8,892	3,134	1,866	1,866	1,866

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period		$10.00	$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48
Value at end of period		$10.22	$10.73	$11.30	$12.02	$12.38	$11.97	$12.55	$12.48	$12.67
Number of accumulation units outstanding at end of period		20	1,489	2,834	3,219	4,307	816	721	641	662
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.25	$12.60	$9.18	$12.36	$14.96	$14.37	$16.59	$21.61	$24.12	$23.51
Value at end of period	$12.60	$9.18	$12.36	$14.96	$14.37	$16.59	$21.61	$24.12	$23.51	$28.93
Number of accumulation units outstanding at end of period	3,347	3,772	4,596	7,414	10,530	13,445	7,531	6,817	7,510	7,576
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.77	$13.29	$7.75	$10.39	$13.04	$13.22	$15.70	$21.62	$22.38	$21.09
Value at end of period	$13.29	$7.75	$10.39	$13.04	$13.22	$15.70	$21.62	$22.38	$21.09	$22.04
Number of accumulation units outstanding at end of period	15,999	28,007	32,265	36,333	38,716	46,456	14,665	14,139	10,202	8,862
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80
Value at end of period		$6.71	$8.90	$10.27	$9.67	$12.09	$12.47	$14.11	$13.80	$13.81
Number of accumulation units outstanding at end of period		6,979	7,535	9,262	9,544	10,857	4,913	4,760	2,026	2,003
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.08	$10.12	$6.17	$8.32	$10.56	$11.47	$13.15	$13.32	$17.16	$17.52
Value at end of period	$10.12	$6.17	$8.32	$10.56	$11.47	$13.15	$13.32	$17.16	$17.52	$18.12
Number of accumulation units outstanding at end of period	3,164	6,625	6,588	21,143	21,133	17,845	9,642	10,757	7,359	6,028
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.53	$13.04	$7.86	$10.27	$11.41	$10.79	$12.02	$16.07	$17.98	$18.37
Value at end of period	$13.04	$7.86	$10.27	$11.41	$10.79	$12.02	$16.07	$17.98	$18.37	$19.76
Number of accumulation units outstanding at end of period	991	675	2,627	2,132	2,459	2,371	2,351	2,352	2,752	2,751
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$10.34	$10.37	$6.78	$8.39	$10.42	$10.06	$11.40	$15.83	$16.38	$15.77
Value at end of period	$10.37	$6.78	$8.39	$10.42	$10.06	$11.40	$15.83	$16.38	$15.77	$19.36
Number of accumulation units outstanding at end of period	85	94	1,731	2,182	2,332	3,632	1,404	850	850	763
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.43	$15.13	$9.13	$12.61	$16.06	$14.19	$16.13	$21.77	$22.90	$22.34
Value at end of period	$15.13	$9.13	$12.61	$16.06	$14.19	$16.13	$21.77	$22.90	$22.34	$24.77
Number of accumulation units outstanding at end of period	17,177	33,278	49,152	59,469	62,674	61,683	34,907	31,546	25,017	23,843
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.30	$12.01	$7.57	$9.65	$11.02	$10.71	$12.60	$16.88	$18.27	$17.05
Value at end of period	$12.01	$7.57	$9.65	$11.02	$10.71	$12.60	$16.88	$18.27	$17.05	$19.92
Number of accumulation units outstanding at end of period	66,090	46,204	50,823	44,284	36,474	35,218	28,481	23,845	23,483	19,193
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$12.21	$12.64	$9.61	$11.70	$13.03	$12.79	$14.31	$17.74	$19.17	$18.63
Value at end of period	$12.64	$9.61	$11.70	$13.03	$12.79	$14.31	$17.74	$19.17	$18.63	$21.30
Number of accumulation units outstanding at end of period	82,177	70,262	70,595	68,422	56,500	40,133	31,036	34,244	31,296	27,139

Condensed Financial Information (continued)

VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.64	$13.12	$8.82	$10.85	$12.11	$11.75	$13.36	$17.74	$19.38	$18.66
Value at end of period	$13.12	$8.82	$10.85	$12.11	$11.75	$13.36	$17.74	$19.38	$18.66	$22.20
Number of accumulation units outstanding at end of period	15,928	20,663	21,499	21,188	18,462	21,683	4,528	3,505	3,505	497

VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$17.89	$25.18	$12.17	$20.71	$24.72	$20.04	$23.68	$22.14	$22.17	$18.52
Value at end of period	$25.18	$12.17	$20.71	$24.72	$20.04	$23.68	$22.14	$22.17	$18.52	$20.75
Number of accumulation units outstanding at end of period	14,909	7,416	13,331	5,264	4,237	4,770	3,732	3,737	1,349	7,297

VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.01	$12.93	$8.59	$10.71	$13.06	$13.19	$15.71	$20.50	$23.38	$22.49
Value at end of period	$12.93	$8.59	$10.71	$13.06	$13.19	$15.71	$20.50	$23.38	$22.49	$25.59
Number of accumulation units outstanding at end of period	35,979	44,280	52,840	66,324	72,069	84,847	78,732	71,699	65,859	61,356

VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.58	$12.93	$8.99	$11.35	$14.27	$13.97	$16.45	$22.68	$24.37	$23.29
Value at end of period	$12.93	$8.99	$11.35	$14.27	$13.97	$16.45	$22.68	$24.37	$23.29	$28.09
Number of accumulation units outstanding at end of period	1,284	1,384	2,626	4,691	5,198	4,709	8,251	6,989	4,180	4,098

VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$14.00	$14.97	$8.87	$12.27	$14.13	$12.88	$15.55	$19.61	$19.91	$20.56
Value at end of period	$14.97	$8.87	$12.27	$14.13	$12.88	$15.55	$19.61	$19.91	$20.56	$20.44
Number of accumulation units outstanding at end of period	172,507	143,517	139,273	135,872	126,644	121,463	71,938	51,103	48,373	43,067

VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)
(Funds were first received in this option during May 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$11.29	$11.23	$7.86	$13.03	$15.39	$15.16	$17.47	$19.47	$19.39	$18.34
Value at end of period	$11.23	$7.86	$13.03	$15.39	$15.16	$17.47	$19.47	$19.39	$18.34	$20.79
Number of accumulation units outstanding at end of period	1,055	1,198	8,559	10,641	7,985	12,024	6,093	5,953	4,954	3,566

VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.68	$13.07	$9.40	$12.42	$14.05	$14.34	$16.29	$19.75	$21.97	$22.93
Value at end of period	$13.07	$9.40	$12.42	$14.05	$14.34	$16.29	$19.75	$21.97	$22.93	$24.58
Number of accumulation units outstanding at end of period	107,270	158,864	184,173	218,284	257,806	291,027	193,033	149,345	135,092	129,778

VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$13.08	$14.33	$8.08	$11.74	$14.96	$14.29	$16.47	$22.08	$24.50	$24.79
Value at end of period	$14.33	$8.08	$11.74	$14.96	$14.29	$16.47	$22.08	$24.50	$24.79	$26.42
Number of accumulation units outstanding at end of period	83,507	76,134	76,390	71,330	68,263	65,087	39,463	30,031	26,016	24,953

VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.73	$13.02	$8.31	$10.30	$11.74	$11.55	$13.43	$17.28	$18.42	$17.01
Value at end of period	$13.02	$8.31	$10.30	$11.74	$11.55	$13.43	$17.28	$18.42	$17.01	$20.05
Number of accumulation units outstanding at end of period	10,953	11,927	24,705	29,341	29,804	36,302	7,181	7,502	3,872	3,577

VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)
(Funds were first received in this option during March 2007)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Value at beginning of period	$12.83	$14.08	$8.07	$11.45	$13.27	$13.02	$15.36	$21.22	$22.88	$25.15
Value at end of period	$14.08	$8.07	$11.45	$13.27	$13.02	$15.36	$21.22	$22.88	$25.15	$25.33
Number of accumulation units outstanding at end of period	56,241	54,369	55,952	54,179	55,306	50,728	35,852	32,196	29,791	27,434

CFI 406

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.05	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30	$18.56	$15.15
Value at end of period	$16.22	$16.05	$16.33	$16.65	$14.68	$12.46	$14.33	$12.69	$9.30	$18.56
Number of accumulation units outstanding at end of period	5,178	7,960	5,310	6,971	10,917	9,903	6,983	5,935	4,904	4,867
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	$10.20	
Value at end of period	$9.85	$9.75	$10.16	$10.97	$9.19	$7.79	$8.93	$8.27	$6.31	
Number of accumulation units outstanding at end of period	6,454	10,410	7,052	8,817	43,155	18,827	17,514	20,206	25,435	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$12.32	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78	$11.33	$11.32
Value at end of period	$13.55	$12.32	$13.43	$13.92	$10.74	$8.90	$9.51	$8.90	$6.78	$11.33
Number of accumulation units outstanding at end of period	0	471	471	471	2,781	1,651	1,878	1,786	1,760	1,845
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51	$10.58
Value at end of period	$11.93	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51
Number of accumulation units outstanding at end of period	1,938	2,323	2,844	3,173	45,717	35,324	25,065	15,734	10,463	3,405
WANGER SELECT										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$21.41	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93	$15.70	$15.20
Value at end of period	$24.07	$21.41	$21.52	$21.04	$15.76	$13.41	$16.42	$13.08	$7.93	$15.70
Number of accumulation units outstanding at end of period	11,376	15,518	18,541	21,265	51,052	50,053	49,239	42,810	33,603	21,195
WANGER USA										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$20.99	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84	$13.11	$12.75
Value at end of period	$23.67	$20.99	$21.29	$20.48	$15.43	$12.96	$13.54	$11.06	$7.84	$13.11
Number of accumulation units outstanding at end of period	805	1,342	4,598	5,821	20,468	21,826	24,184	20,959	16,919	14,524
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-4)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$19.35	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62	$13.01	$12.55
Value at end of period	$21.76	$19.35	$19.55	$17.73	$13.56	$12.15	$11.45	$10.18	$8.62	$13.01
Number of accumulation units outstanding at end of period	19,867	22,599	22,367	31,074	36,720	37,436	45,491	49,353	48,155	50,899
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$20.36	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61	$12.72	$14.20
Value at end of period	$26.03	$20.36	$21.50	$20.19	$14.74	$13.09	$13.49	$11.09	$8.61	$12.72
Number of accumulation units outstanding at end of period	20,352	18,573	20,816	25,521	27,253	31,713	40,889	39,529	40,774	38,606

Condensed Financial Information (continued)

TABLE 49

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE DECEMBER 16, 1996

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$19.60	$20.37	$18.85	$16.04						
Value at end of period	$21.23	$19.60	$20.37	$18.85						
Number of accumulation units outstanding at end of period	1,870	1,870	1,870	1,869						
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57	$10.25	
Value at end of period	$9.57	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$5.57	
Number of accumulation units outstanding at end of period	32	13	0	0	0	0	0	0	128	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$33.52	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45	$25.65	$25.20
Value at end of period	$35.81	$33.52	$34.60	$31.87	$27.27	$24.91	$24.05	$21.66	$17.45	$25.65
Number of accumulation units outstanding at end of period	5,513	3,326	3,490	3,963	3,782	3,677	3,675	3,604	3,789	3,454
COLUMBIA ACORN® FUND (CLASS Z)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.27	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35	$9.31	
Value at end of period	$16.70	$15.27	$15.66	$15.68	$12.10	$10.36	$10.96	$8.78	$6.35	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	711	655	580	
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.36	$13.80	$12.30							
Value at end of period	$15.19	$13.36	$13.80							
Number of accumulation units outstanding at end of period	62	25	9							
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$14.83	$15.79	$14.23	$10.63	$9.21	$10.23				
Value at end of period	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21				
Number of accumulation units outstanding at end of period	206	237	1,323	311	357	1,586				
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$19.59	$19.94	$20.68	$17.37	$14.71	$17.19	$15.86	$11.51	$19.55	$16.60
Value at end of period	$19.53	$19.59	$19.94	$20.68	$17.37	$14.71	$17.19	$15.86	$11.51	$19.55
Number of accumulation units outstanding at end of period	11,584	13,498	12,088	12,020	13,852	12,221	11,422	11,782	8,651	7,656
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$54.19	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69	$38.08	$32.70
Value at end of period	$57.98	$54.19	$54.34	$49.01	$37.68	$32.68	$33.85	$29.15	$21.69	$38.08
Number of accumulation units outstanding at end of period	35,077	41,410	45,607	43,941	42,567	39,713	37,470	36,581	37,172	53,961
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$34.80	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65	$27.56	$27.40
Value at end of period	$40.69	$34.80	$36.59	$33.97	$26.76	$23.03	$23.03	$20.19	$15.65	$27.56
Number of accumulation units outstanding at end of period	17,449	18,761	20,119	20,418	22,158	24,022	29,174	28,646	28,604	34,217
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$35.80	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85	$24.56	$19.53
Value at end of period	$35.75	$35.80	$33.72	$30.59	$22.65	$19.94	$20.09	$16.33	$12.85	$24.56
Number of accumulation units outstanding at end of period	33,341	33,362	34,929	34,128	32,051	31,953	29,304	29,824	33,604	37,992

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.16	$24.58	$13.68	$17.15	$19.22	$15.77	$18.86	$24.36	$22.18	$22.77
Value at end of period	$24.58	$13.68	$17.15	$19.22	$15.77	$18.86	$24.36	$22.18	$22.77	$21.41
Number of accumulation units outstanding at end of period	9,281	8,730	8,409	7,758	8,066	8,319	4,834	5,779	5,909	5,344
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.55	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67
Value at end of period	$17.94	$11.90	$15.23	$19.34	$18.44	$21.62	$29.18	$29.07	$26.67	$34.39
Number of accumulation units outstanding at end of period	4,722	4,629	5,398	7,106	5,193	5,149	5,558	6,123	5,277	3,166
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during August 2013)										
Value at beginning of period							$11.68	$13.38	$14.43	$14.77
Value at end of period							$13.38	$14.43	$14.77	$16.46
Number of accumulation units outstanding at end of period							2,134	4,025	3,324	119
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period						$37.17	$36.01	$49.98	$53.69	$55.84
Value at end of period						$36.01	$49.98	$53.69	$55.84	$56.57
Number of accumulation units outstanding at end of period						2,723	2,961	3,009	3,680	1,717
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$10.16	$10.88	$7.53	$9.57	$10.39	$10.28	$11.60	$14.85	$15.90	$14.85
Value at end of period	$10.88	$7.53	$9.57	$10.39	$10.28	$11.60	$14.85	$15.90	$14.85	$16.21
Number of accumulation units outstanding at end of period	7,190	6,036	6,434	6,994	3,311	3,600	4,145	4,218	3,775	3,895
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$11.90	$12.60	$16.92	$17.61	$16.82
Value at end of period						$12.60	$16.92	$17.61	$16.82	$21.02
Number of accumulation units outstanding at end of period						19	46	76	45	76
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$15.13	$15.07	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68
Value at end of period	$15.07	$9.05	$11.35	$14.11	$13.41	$15.22	$19.64	$21.70	$20.68	$23.84
Number of accumulation units outstanding at end of period	12,129	5,576	6,355	6,669	6,744	5,387	4,148	3,596	3,598	3,586
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period										$10.03
Value at end of period										$10.10
Number of accumulation units outstanding at end of period										428
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2008)										
Value at beginning of period		$10.51	$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74
Value at end of period		$6.89	$8.90	$10.80	$10.38	$11.39	$15.56	$17.00	$16.74	$18.23
Number of accumulation units outstanding at end of period		208	277	332	376	423	442	450	458	465
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$14.84	$17.04	$10.49	$14.28	$15.95	$14.59	$17.45	$21.92	$22.40	$23.37
Value at end of period	$17.04	$10.49	$14.28	$15.95	$14.59	$17.45	$21.92	$22.40	$23.37	$23.57
Number of accumulation units outstanding at end of period	1,043	1,005	1,764	1,031	1,163	1,871	2,906	3,599	3,444	3,531
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$50.61	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44
Value at end of period	$67.10	$34.54	$62.18	$78.22	$63.46	$75.96	$81.53	$76.88	$65.44	$69.29
Number of accumulation units outstanding at end of period	4,405	3,810	4,808	4,767	4,579	5,252	4,719	3,468	3,449	3,113

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.38	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89
Value at end of period	$13.09	$8.06	$10.96	$13.40	$12.98	$15.17	$21.18	$23.49	$21.89	$25.60
Number of accumulation units outstanding at end of period	3,942	4,415	4,937	5,107	5,394	5,746	6,580	7,155	7,720	5,893
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period						$12.86	$13.02	$15.00	$16.05	$15.81
Value at end of period						$13.02	$15.00	$16.05	$15.81	$16.57
Number of accumulation units outstanding at end of period						329	329	323	324	0
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$11.82	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56
Value at end of period	$11.95	$11.00	$12.90	$13.81	$15.28	$16.46	$14.80	$15.11	$14.56	$15.17
Number of accumulation units outstanding at end of period	1,692	6,776	9,721	2,928	5,794	6,543	2,494	1,605	1,711	1,363
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$10.60	$12.76	$5.28	$9.13	$10.49	$7.96	$8.82	$8.57	$7.42	$6.22
Value at end of period	$12.76	$5.28	$9.13	$10.49	$7.96	$8.82	$8.57	$7.42	$6.22	$6.55
Number of accumulation units outstanding at end of period	5,062	1,767	2,317	2,223	1,556	1,754	1,756	1,837	4,166	6,119
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$11.58	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92
Value at end of period	$12.14	$7.76	$12.34	$14.43	$14.06	$16.16	$17.93	$17.78	$16.92	$19.14
Number of accumulation units outstanding at end of period	6,037	1,157	1,387	1,556	1,195	1,309	1,878	1,998	2,472	2,605
SMALL CAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.91	$5.46	$8.31	$10.28	$8.73	$10.55	$13.51	$13.63	$13.86
Value at end of period		$5.46	$8.31	$10.28	$8.73	$10.55	$13.51	$13.63	$13.86	$14.52
Number of accumulation units outstanding at end of period		49	151	893	958	400	1,118	2,156	953	1,308
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.55	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43
Value at end of period	$13.78	$14.51	$17.08	$19.06	$18.44	$21.15	$21.41	$21.55	$20.43	$21.50
Number of accumulation units outstanding at end of period	4,803	5,262	6,107	5,186	7,586	8,501	6,960	6,370	5,465	4,057
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during June 2008)										
Value at beginning of period		$9.87	$8.71	$9.91	$10.53	$11.11	$11.65	$11.31	$11.83	$11.74
Value at end of period		$8.71	$9.91	$10.53	$11.11	$11.65	$11.31	$11.83	$11.74	$11.95
Number of accumulation units outstanding at end of period		668	3,313	3,319	3,226	3,767	1,362	2,371	1,142	1,480
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.47	$14.80	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30
Value at end of period	$14.80	$8.93	$11.90	$13.24	$12.47	$14.89	$19.74	$21.37	$22.30	$23.95
Number of accumulation units outstanding at end of period	21,399	23,952	29,892	31,230	30,541	32,612	35,576	37,028	33,221	30,215
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$29.32	$30.66	$21.84	$25.79	$29.15	$28.50	$32.08	$37.08	$39.02	$37.93
Value at end of period	$30.66	$21.84	$25.79	$29.15	$28.50	$32.08	$37.08	$39.02	$37.93	$40.51
Number of accumulation units outstanding at end of period	43,686	11,756	10,886	10,241	7,902	7,752	7,460	5,550	5,590	5,452
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.78	$11.61	$9.72	$11.70	$13.43	$13.80	$14.75	$14.02	$13.95	$13.22
Value at end of period	$11.61	$9.72	$11.70	$13.43	$13.80	$14.75	$14.02	$13.95	$13.22	$13.92
Number of accumulation units outstanding at end of period	16,158	15,739	14,260	14,455	14,824	11,877	7,976	7,557	7,939	7,274

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.02	$9.36
Value at end of period									$9.36	$9.83
Number of accumulation units outstanding at end of period									36,619	33,456
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.10	$15.72	$15.99	$15.89	$15.78	$15.63	$15.49	$15.35	$15.20	$15.06
Value at end of period	$15.72	$15.99	$15.89	$15.78	$15.63	$15.49	$15.35	$15.20	$15.06	$14.95
Number of accumulation units outstanding at end of period	19,425	27,162	16,735	9,541	8,054	7,320	5,001	7,040	9,694	7,751
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$25.27	$26.88	$16.61	$21.42	$24.22	$23.93	$27.44	$35.52	$38.95	$38.03
Value at end of period	$26.88	$16.61	$21.42	$24.22	$23.93	$27.44	$35.52	$38.95	$38.03	$41.35
Number of accumulation units outstanding at end of period	258,548	58,482	50,761	51,247	55,857	57,768	68,058	65,539	59,571	54,876
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.33	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18	$17.64
Value at end of period	$11.55	$8.86	$13.11	$14.84	$15.35	$17.34	$18.14	$18.18	$17.64	$20.03
Number of accumulation units outstanding at end of period	1,764	1,485	3,786	3,621	3,214	8,044	8,303	8,803	7,500	7,103
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.50	$23.41	$14.56	$17.77	$20.06	$19.85	$22.51	$29.63	$33.42	$33.38
Value at end of period	$23.41	$14.56	$17.77	$20.06	$19.85	$22.51	$29.63	$33.42	$33.38	$36.47
Number of accumulation units outstanding at end of period	37,244	30,020	27,298	23,091	21,794	21,911	17,215	16,413	13,925	11,615
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.88	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48	$37.43
Value at end of period	$23.91	$14.79	$19.30	$23.30	$22.82	$26.60	$35.45	$38.48	$37.43	$43.81
Number of accumulation units outstanding at end of period	17,456	14,947	16,127	14,614	11,765	13,414	12,461	13,060	13,529	12,423
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.02	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79	$25.68
Value at end of period	$16.74	$11.02	$13.62	$16.58	$16.30	$18.14	$25.65	$26.79	$25.68	$32.39
Number of accumulation units outstanding at end of period	19,654	14,752	14,716	12,558	12,384	12,142	7,998	8,789	7,956	8,763
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$20.23	$21.24	$19.26	$21.28	$23.15	$24.67	$26.73	$26.44	$27.94	$27.84
Value at end of period	$21.24	$19.26	$21.28	$23.15	$24.67	$26.73	$26.44	$27.94	$27.84	$28.77
Number of accumulation units outstanding at end of period	10,247	7,843	10,242	11,704	11,791	13,669	7,703	6,865	10,349	8,925
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.90	$7.51	$8.02	$6.98	$8.21	$9.87	$9.20	$9.03
Value at end of period			$7.51	$8.02	$6.98	$8.21	$9.87	$9.20	$9.03	$9.02
Number of accumulation units outstanding at end of period			7,440	7,745	7,748	8,001	9,053	9,812	13,219	15,267
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period					$10.32	$10.33	$12.08	$15.68	$17.64	$18.59
Value at end of period					$10.33	$12.08	$15.68	$17.64	$18.59	$19.14
Number of accumulation units outstanding at end of period					12,766	12,730	11,463	35,133	34,740	29,493
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.38	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04
Value at end of period	$9.16	$6.34	$7.07	$8.37	$8.58	$9.75	$12.63	$13.77	$13.04	$14.71
Number of accumulation units outstanding at end of period	1,753	1,385	1,774	2,466	39,636	36,443	37,895	48,754	34,165	31,241
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$12.13	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41
Value at end of period	$15.10	$9.33	$13.07	$16.88	$16.64	$18.82	$24.60	$26.52	$26.41	$28.06
Number of accumulation units outstanding at end of period	403	1,037	1,055	270	302	447	5,978	6,564	6,540	6,241

CFI 411

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
Value at beginning of period	$10.82	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72
Value at end of period	$11.29	$7.32	$9.02	$10.38	$9.84	$10.77	$13.94	$15.92	$15.72	$16.94
Number of accumulation units outstanding at end of period	404	872	968	129	154	179	203	224	224	0
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.70	$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65
Value at end of period			$12.56	$14.03	$14.49	$16.43	$21.48	$24.07	$25.65	$27.08
Number of accumulation units outstanding at end of period			480	398	398	398	441	83	127	395
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$6.91	$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56
Value at end of period			$8.14	$9.04	$9.19	$10.52	$13.75	$15.38	$15.56	$17.10
Number of accumulation units outstanding at end of period			7,033	6,389	3,694	4,913	13,384	15,026	15,502	10,025
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period			$10.06	$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59
Value at end of period			$11.85	$13.05	$13.00	$14.92	$19.43	$21.60	$20.59	$23.52
Number of accumulation units outstanding at end of period			403	706	735	328	328	447	63	1,128
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period				$14.47	$16.01	$15.51	$17.75	$23.71	$26.09	$25.64
Value at end of period				$16.01	$15.51	$17.75	$23.71	$26.09	$25.64	$27.13
Number of accumulation units outstanding at end of period				482	580	1,601	3,888	3,503	3,587	3,687
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period			$4.94	$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42
Value at end of period			$8.23	$10.20	$9.92	$11.50	$15.28	$17.06	$16.42	$18.45
Number of accumulation units outstanding at end of period			483	491	584	1,464	5,723	5,856	6,232	5,706
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period						$11.85	$11.96	$16.44	$17.08	$16.15
Value at end of period						$11.96	$16.44	$17.08	$16.15	$19.38
Number of accumulation units outstanding at end of period						2,786	4,220	4,805	4,900	3,525
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.04	$9.85	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54
Value at end of period	$9.85	$6.39	$8.30	$10.88	$10.87	$12.40	$17.08	$17.87	$17.54	$19.70
Number of accumulation units outstanding at end of period	601	327	354	403	323	98	5,239	5,246	12,978	12,996
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$28.68	$30.08	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59
Value at end of period	$30.08	$20.54	$25.96	$31.98	$30.89	$35.04	$47.82	$50.46	$49.59	$61.16
Number of accumulation units outstanding at end of period	11,360	9,075	9,470	8,936	6,858	6,650	6,843	6,568	7,065	6,359
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$12.19	$12.63	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95
Value at end of period	$12.63	$8.28	$10.31	$11.62	$11.16	$12.53	$14.44	$15.11	$14.95	$15.68
Number of accumulation units outstanding at end of period	844	1,813	2,691	5,650	4,059	4,576	6,000	15,169	9,410	11,100
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.38	$13.08	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60
Value at end of period	$13.08	$8.16	$10.37	$11.77	$11.12	$12.68	$15.11	$15.82	$15.60	$16.41
Number of accumulation units outstanding at end of period	259	24	2,952	5,495	2,655	4,028	6,309	7,421	10,241	15,442

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$13.86	$13.49	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97
Value at end of period	$13.49	$8.04	$10.34	$11.79	$11.08	$12.67	$15.49	$16.28	$15.97	$16.84
Number of accumulation units outstanding at end of period	932	2,225	2,577	4,019	5,128	6,011	5,432	7,370	6,954	8,474
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2013)										
Value at beginning of period							$14.26	$15.19	$15.99	$15.70
Value at end of period							$15.19	$15.99	$15.70	$16.55
Number of accumulation units outstanding at end of period							424	610	1,303	4,207
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$6.68	$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33
Value at end of period		$6.93	$8.53	$9.53	$9.20	$10.37	$11.88	$12.51	$12.33	$12.99
Number of accumulation units outstanding at end of period		46	481	480	481	480	46	46	84	187
VOYA SOLUTION MODERATELY CONSERVATIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period			$7.70	$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27
Value at end of period			$9.12	$10.04	$9.88	$10.96	$11.89	$12.44	$12.27	$12.87
Number of accumulation units outstanding at end of period			384	385	385	385	0	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$19.23	$20.16	$15.26	$17.82	$19.60	$19.76	$21.99	$24.42	$25.79	$25.49
Value at end of period	$20.16	$15.26	$17.82	$19.60	$19.76	$21.99	$24.42	$25.79	$25.49	$26.69
Number of accumulation units outstanding at end of period	919	1,239	1,403	1,460	8,986	10,219	11,199	2,103	1,773	1,201
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.49	$22.36	$14.16	$17.57	$19.68	$18.92	$21.55	$26.13	$27.59	$27.00
Value at end of period	$22.36	$14.16	$17.57	$19.68	$18.92	$21.55	$26.13	$27.59	$27.00	$28.60
Number of accumulation units outstanding at end of period	5,219	4,895	4,822	4,566	4,417	4,436	4,769	3,694	3,901	2,406
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.13	$21.03	$14.48	$17.48	$19.39	$19.10	$21.49	$24.82	$26.23	$25.84
Value at end of period	$21.03	$14.48	$17.48	$19.39	$19.10	$21.49	$24.82	$26.23	$25.84	$27.29
Number of accumulation units outstanding at end of period	3,098	3,451	3,615	3,769	3,913	3,865	4,363	4,063	2,103	855
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$11.70	$11.95	$12.29	$11.87	$12.43	$12.34
Value at end of period					$11.95	$12.29	$11.87	$12.43	$12.34	$12.51
Number of accumulation units outstanding at end of period					3,972	1,739	904	904	904	135
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.96	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29
Value at end of period	$15.35	$11.17	$15.01	$18.14	$17.40	$20.05	$26.09	$29.07	$28.29	$34.77
Number of accumulation units outstanding at end of period	914	914	914	914	1,445	1,518	1,588	1,651	1,240	1,300
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$17.70	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16
Value at end of period	$18.61	$10.83	$14.50	$18.17	$18.40	$21.81	$29.99	$31.00	$29.16	$30.43
Number of accumulation units outstanding at end of period	3,015	484	608	707	589	706	5,753	7,176	2,942	2,596
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$9.74	$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65
Value at end of period		$6.71	$8.89	$10.24	$9.62	$12.01	$12.37	$13.98	$13.65	$13.64
Number of accumulation units outstanding at end of period		2,071	1,413	2,248	2,579	1,776	2,223	2,521	2,114	2,254

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$12.32	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18
Value at end of period	$10.04	$6.12	$8.23	$10.43	$11.32	$12.95	$13.09	$16.85	$17.18	$17.74
Number of accumulation units outstanding at end of period	4,573	3,811	4,787	5,332	3,597	4,101	4,432	4,650	5,700	6,535
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.74	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78
Value at end of period	$21.40	$12.88	$16.80	$18.64	$17.60	$19.57	$26.12	$29.19	$29.78	$31.98
Number of accumulation units outstanding at end of period	1,384	2,675	4,136	2,682	2,525	2,724	3,302	4,368	2,716	1,112
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period						$11.17	$11.23	$15.57	$16.09	$15.47
Value at end of period						$11.23	$15.57	$16.09	$15.47	$18.95
Number of accumulation units outstanding at end of period						82	157	521	311	390
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$13.13	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30	$21.73
Value at end of period	$14.89	$8.98	$12.38	$15.74	$13.88	$15.76	$21.24	$22.30	$21.73	$24.06
Number of accumulation units outstanding at end of period	454	672	758	157	833	863	886	921	957	934
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.54	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74
Value at end of period	$14.08	$8.86	$11.28	$12.86	$12.47	$14.66	$19.60	$21.19	$19.74	$23.03
Number of accumulation units outstanding at end of period	5,389	2,347	1,967	1,502	841	758	763	50	55	60
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$11.96	$12.27	$9.31	$11.32	$12.59	$12.33	$13.78	$17.06	$18.41	$17.86
Value at end of period	$12.27	$9.31	$11.32	$12.59	$12.33	$13.78	$17.06	$18.41	$17.86	$20.39
Number of accumulation units outstanding at end of period	44,927	22,736	19,506	17,903	17,498	17,960	19,629	22,539	22,856	16,272
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$12.71	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15
Value at end of period	$12.92	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15	$21.56
Number of accumulation units outstanding at end of period	1,362	579	1,162	579	579	579	579	579	579	579
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$18.07	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01
Value at end of period	$24.78	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01	$20.15
Number of accumulation units outstanding at end of period	4,536	4,535	4,353	2,730	2,831	2,670	2,300	2,585	2,754	3,341
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55
Value at end of period	$17.77	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55	$34.70
Number of accumulation units outstanding at end of period	2,216	1,819	2,035	2,110	1,899	2,200	3,266	3,403	3,379	3,276
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period				$13.84	$13.99	$13.67	$16.07	$22.12	$23.74	$22.65
Value at end of period				$13.99	$13.67	$16.07	$22.12	$23.74	$22.65	$27.28
Number of accumulation units outstanding at end of period				304	376	689	712	354	474	625
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.65	$14.41	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96	$19.56
Value at end of period	$14.41	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96	$19.56	$19.41
Number of accumulation units outstanding at end of period	141,954	90,310	87,308	83,348	80,988	83,997	78,801	78,055	66,614	62,324
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.21	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98
Value at end of period	$11.14	$7.79	$12.89	$15.20	$14.95	$17.21	$19.15	$19.03	$17.98	$20.36
Number of accumulation units outstanding at end of period	280	402	1,846	1,786	279	2,536	3,645	4,199	1,566	2,094

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.44	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Value at end of period	$12.86	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31	$23.87
Number of accumulation units outstanding at end of period	6,015	10,316	13,609	19,646	21,765	17,346	12,906	15,070	17,409	21,127
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$12.02	$13.50	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09
Value at end of period	$13.50	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09	$24.56
Number of accumulation units outstanding at end of period	134,089	94,485	83,457	86,676	67,780	69,431	64,957	66,159	60,430	48,572
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.86	$17.21	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22
Value at end of period	$17.21	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22	$26.14
Number of accumulation units outstanding at end of period	7,533	4,538	6,014	6,158	6,825	7,161	7,565	8,434	7,993	7,846
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.69	$26.88	$15.39	$21.79	$25.22	$24.72	$29.11	$40.16	$43.24	$47.46
Value at end of period	$26.88	$15.39	$21.79	$25.22	$24.72	$29.11	$40.16	$43.24	$47.46	$47.72
Number of accumulation units outstanding at end of period	12,333	5,829	6,143	5,065	5,066	5,685	8,475	9,926	11,642	9,206
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.30	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61
Value at end of period	$18.27	$9.14	$12.46	$14.04	$12.19	$14.34	$16.24	$15.91	$15.61	$15.76
Number of accumulation units outstanding at end of period	497	1,160	1,380	1,240	999	1,115	1,219	2,062	445	448
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63
Value at end of period		$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63	$9.72
Number of accumulation units outstanding at end of period		55,721	39,891	33,040	30,678	29,771	25,317	23,873	20,212	18,721
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$11.08	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07
Value at end of period	$11.24	$6.72	$8.80	$9.39	$8.77	$10.58	$13.69	$13.19	$12.07	$13.26
Number of accumulation units outstanding at end of period	13	13	38	13	78	13	13	13	810	13
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$10.70	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04
Value at end of period	$10.50	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04	$11.76
Number of accumulation units outstanding at end of period	322	772	2,218	2,647	2,283	865	1,686	863	2,313	1,897
WANGER SELECT										
Value at beginning of period	$14.83	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66
Value at end of period	$16.07	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66	$24.32
Number of accumulation units outstanding at end of period	2,307	2,711	2,127	2,766	1,094	1,444	1,889	703	741	795
WANGER USA										
Value at beginning of period	$13.66	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55
Value at end of period	$14.25	$8.52	$12.00	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55	$25.40
Number of accumulation units outstanding at end of period	1,584	387	434	496	540	549	574	597	568	576
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R–4)										
Value at beginning of period	$12.98	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64
Value at end of period	$13.36	$8.84	$10.43	$11.70	$12.40	$13.82	$18.05	$19.87	$19.64	$22.05
Number of accumulation units outstanding at end of period	3,766	4,706	7,229	5,019	6,138	9,785	8,011	9,279	8,602	8,364

Condensed Financial Information (continued)

TABLE 50

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE MARCH 20, 2008

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$11.75	$12.12	$11.92	$12.66					
Value at end of period	$12.19	$11.75	$12.12	$11.92					
Number of accumulation units outstanding at end of period	0	0	16	11					
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$18.11	$19.06	$17.34	$13.50					
Value at end of period	$20.73	$18.11	$19.06	$17.34					
Number of accumulation units outstanding at end of period	175	114	28	4					
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	$7.56	
Value at end of period	$9.57	$10.70	$11.23	$11.45	$9.23	$7.43	$8.09	$7.71	
Number of accumulation units outstanding at end of period	1,190	1,189	1,167	1,136	1,107	1,072	1,035	718	
COHEN & STEERS REALTY SHARES, INC.									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$14.87	$14.30	$11.09	$11.67					
Value at end of period	$15.56	$14.87	$14.30	$11.09					
Number of accumulation units outstanding at end of period	224	151	46	11					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$13.36	$13.80	$12.47	$9.62	$8.45	$8.98	$7.80	$7.49	
Value at end of period	$15.19	$13.36	$13.80	$12.47	$9.62	$8.45	$8.98	$7.80	
Number of accumulation units outstanding at end of period	832	832	819	801	754	730	707	965	
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$14.83	$15.79	$14.23	$10.63	$9.21	$9.72	$9.27		
Value at end of period	$16.74	$14.83	$15.79	$14.23	$10.63	$9.21	$9.72		
Number of accumulation units outstanding at end of period	0	0	0	5,044	5,043	5,584	5,581		
EUROPACIFIC GROWTH FUND® (CLASS R-4)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$19.59	$19.94	$20.68	$17.37	$16.38				
Value at end of period	$19.53	$19.59	$19.94	$20.68	$17.37				
Number of accumulation units outstanding at end of period	393	313	243	289	95				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$54.28	$54.43	$49.09	$37.75	$32.73	$33.90	$29.20	$21.72	$33.46
Value at end of period	$58.07	$54.28	$54.43	$49.09	$37.75	$32.73	$33.90	$29.20	$21.72
Number of accumulation units outstanding at end of period	6,049	5,881	5,688	5,900	5,905	5,440	5,093	7,293	1,958

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$34.86	$36.65	$34.03	$26.81	$23.07	$23.07	$20.22	$19.61	
Value at end of period	$40.75	$34.86	$36.65	$34.03	$26.81	$23.07	$23.07	$20.22	
Number of accumulation units outstanding at end of period	0	0	0	2,073	2,073	2,295	2,294	2,249	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$35.86	$33.78	$30.64	$22.69	$19.97	$20.12	$18.23		
Value at end of period	$35.81	$35.86	$33.78	$30.64	$22.69	$19.97	$20.12		
Number of accumulation units outstanding at end of period	354	267	172	3,323	3,283	3,579	3,550		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90	$17.00
Value at end of period	$34.39	$26.67	$29.07	$29.18	$21.62	$18.44	$19.34	$15.23	$11.90
Number of accumulation units outstanding at end of period	115	76	14	0	0	0	0	0	17
FUNDAMENTAL INVESTORS^SM (CLASS R-4)									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.10	
Value at end of period	$16.46	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	
Number of accumulation units outstanding at end of period	1,150	1,139	734	714	330	320	309	466	
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$16.82	$17.61	$16.92	$14.45					
Value at end of period	$21.02	$16.82	$17.61	$16.92					
Number of accumulation units outstanding at end of period	0	0	12	8					
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05	$12.96
Value at end of period	$23.84	$20.68	$21.70	$19.64	$15.22	$13.41	$14.11	$11.35	$9.05
Number of accumulation units outstanding at end of period	360	360	360	360	360	360	360	1,031	1,147
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54	$58.33
Value at end of period	$69.29	$65.44	$76.88	$81.53	$75.96	$63.46	$78.22	$62.18	$34.54
Number of accumulation units outstanding at end of period	104	75	608	1,263	1,272	1,344	1,343	1,292	40
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06	$11.80
Value at end of period	$25.60	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06
Number of accumulation units outstanding at end of period	167	117	41	23	23	23	23	23	23
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during November 2012)									
Value at beginning of period	$14.56	$15.11	$14.80	$16.46	$16.43				
Value at end of period	$15.17	$14.56	$15.11	$14.80	$16.46				
Number of accumulation units outstanding at end of period	160	121	82	44	7				
SMALL CAP WORLD FUND® (CLASS R-4)									
(Funds were first received in this option during October 2014)									
Value at beginning of period	$13.86	$13.63	$12.77						
Value at end of period	$14.52	$13.86	$13.63						
Number of accumulation units outstanding at end of period	234	153	30						

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
TEMPLETON GLOBAL BOND FUND (CLASS A)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51	$14.68
Value at end of period	$21.50	$20.43	$21.55	$21.41	$21.15	$18.44	$19.06	$17.08	$14.51
Number of accumulation units outstanding at end of period	1,095	2,461	2,416	2,411	2,705	2,831	2,827	2,399	828
THE BOND FUND OF AMERICA℠ (CLASS R-4)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53	$10.22		
Value at end of period	$11.95	$11.74	$11.83	$11.31	$11.65	$11.11	$10.53		
Number of accumulation units outstanding at end of period	236	182	159	159	157	41	17		
THE GROWTH FUND OF AMERICA® (CLASS R-4)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93	$13.48
Value at end of period	$23.95	$22.30	$21.37	$19.74	$14.89	$12.47	$13.24	$11.90	$8.93
Number of accumulation units outstanding at end of period	1,439	1,418	1,399	1,392	1,286	1,286	1,219	1,140	1,049
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$37.99	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87	$28.70
Value at end of period	$40.58	$37.99	$39.08	$37.14	$32.13	$28.54	$29.20	$25.83	$21.87
Number of accumulation units outstanding at end of period	364	314	130	97	66	33	12	9	9
VOYA CORPORATE LEADERS 100 FUND (CLASS I)									
(Funds were first received in this option during August 2015)									
Value at beginning of period	$9.63	$9.87							
Value at end of period	$10.67	$9.63							
Number of accumulation units outstanding at end of period	265	81							
VOYA GLOBAL BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72	$11.75
Value at end of period	$13.92	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72
Number of accumulation units outstanding at end of period	3,617	3,244	3,218	2,909	3,144	3,410	4,288	4,121	3,332
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2015)									
Value at beginning of period	$9.36	$10.02							
Value at end of period	$9.83	$9.36							
Number of accumulation units outstanding at end of period	5,052	4,527							
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$11.29	$11.22	$10.79	$11.10	$10.92				
Value at end of period	$11.37	$11.29	$11.22	$10.79	$11.10				
Number of accumulation units outstanding at end of period	189	139	85	166	139				
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$15.09	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02	$15.86
Value at end of period	$14.97	$15.09	$15.23	$15.37	$15.52	$15.66	$15.81	$15.92	$16.02
Number of accumulation units outstanding at end of period	510	443	351	281	211	129	713	2,323	20,037
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$38.09	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63	$23.95
Value at end of period	$41.42	$38.09	$39.01	$35.57	$27.49	$23.97	$24.26	$21.46	$16.63
Number of accumulation units outstanding at end of period	545	529	509	487	1,670	1,650	1,456	1,456	1,456

CFI 418

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86	$11.18
Value at end of period	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Number of accumulation units outstanding at end of period	1,766	1,664	1,579	1,509	1,450	1,513	1,474	1,043	102
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79	$21.22
Value at end of period	$43.81	$37.43	$38.48	$35.45	$26.60	$22.82	$23.30	$19.30	$14.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,230	590	425
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2015)									
Value at beginning of period	$25.68	$27.07							
Value at end of period	$32.39	$25.68							
Number of accumulation units outstanding at end of period	75	23							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2012)									
Value at beginning of period	$27.89	$27.99	$26.49	$26.77	$26.80				
Value at end of period	$28.82	$27.89	$27.99	$26.49	$26.77				
Number of accumulation units outstanding at end of period	1,336	1,313	105	100	6				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$18.59	$17.64	$15.68	$12.08	$11.63				
Value at end of period	$19.14	$18.59	$17.64	$15.68	$12.08				
Number of accumulation units outstanding at end of period	938	842	655	686	281				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34	$8.63
Value at end of period	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34
Number of accumulation units outstanding at end of period	2,762	2,762	2,764	871	713	713	0	187	187
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88	$13.60		
Value at end of period	$28.06	$26.41	$26.52	$24.60	$18.82	$16.64	$16.88		
Number of accumulation units outstanding at end of period	1,886	817	720	732	509	365	354		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$17.54	$17.87	$17.08	$13.48					
Value at end of period	$19.70	$17.54	$17.87	$17.08					
Number of accumulation units outstanding at end of period	2,261	2,255	91	87					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98	$27.09		
Value at end of period	$61.16	$49.59	$50.46	$47.82	$35.04	$30.89	$31.98		
Number of accumulation units outstanding at end of period	14	14	14	14	13	4	2		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16	$11.85
Value at end of period	$16.41	$15.60	$15.82	$15.11	$12.68	$11.12	$11.77	$10.37	$8.16
Number of accumulation units outstanding at end of period	4,152	3,984	3,823	3,656	3,369	3,155	2,535	1,788	1,187

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04	$12.04
Value at end of period	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04
Number of accumulation units outstanding at end of period	368	368	368	368	348	294	238	174	98
VOYA SOLUTION 2055 PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2013)									
Value at beginning of period	$15.70	$15.99	$15.19	$14.67					
Value at end of period	$16.55	$15.70	$15.99	$15.19					
Number of accumulation units outstanding at end of period	1,096	1,025	902	857					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2014)									
Value at beginning of period	$14.16	$14.29	$13.60						
Value at end of period	$14.66	$14.16	$14.29						
Number of accumulation units outstanding at end of period	26,679	26,692	26,067						
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$27.05	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19	$20.34
Value at end of period	$28.65	$27.05	$27.63	$26.18	$21.59	$18.95	$19.71	$17.60	$14.19
Number of accumulation units outstanding at end of period	331	331	331	331	331	331	331	619	619
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$25.88	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50	$19.49
Value at end of period	$27.34	$25.88	$26.28	$24.86	$21.53	$19.13	$19.43	$17.51	$14.50
Number of accumulation units outstanding at end of period	388	289	289	289	289	289	289	631	631
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17	$10.65
Value at end of period	$34.77	$28.29	$29.07	$26.09	$20.05	$17.40	$18.14	$15.01	$11.17
Number of accumulation units outstanding at end of period	473	469	465	460	717	710	702	473	330
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83	$15.99
Value at end of period	$30.43	$29.16	$31.00	$29.99	$21.81	$18.40	$18.17	$14.50	$10.83
Number of accumulation units outstanding at end of period	1,322	1,258	1,177	1,152	1,096	997	1,115	1,011	1,180
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2012)									
Value at beginning of period	$13.65	$13.98	$12.37	$12.01	$11.54				
Value at end of period	$13.64	$13.65	$13.98	$12.37	$12.01				
Number of accumulation units outstanding at end of period	62	64	45	25	4				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88	$19.45
Value at end of period	$31.98	$29.78	$29.19	$26.12	$19.57	$17.60	$18.64	$16.80	$12.88
Number of accumulation units outstanding at end of period	863	863	864	864	864	863	816	760	1,343
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31	$11.57
Value at end of period	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	26

Condensed Financial Information (continued)

	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$11.73	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15
Value at end of period	$8.67	$10.65	$11.87	$11.50	$13.05	$17.31	$18.88	$18.15	$21.56
Number of accumulation units outstanding at end of period	106	66	66	0	0	0	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$20.80	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01
Value at end of period	$11.96	$20.33	$24.22	$19.61	$23.14	$21.60	$21.60	$18.01	$20.15
Number of accumulation units outstanding at end of period	512	2,992	2,891	2,918	2,766	2,501	688	765	865
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$16.24	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55
Value at end of period	$11.79	$14.67	$17.87	$18.03	$21.43	$27.92	$31.80	$30.55	$34.70
Number of accumulation units outstanding at end of period	1,212	1,032	1,142	955	984	772	791	809	820
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$12.60	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96	$19.56
Value at end of period	$8.52	$11.78	$13.54	$12.32	$14.86	$18.71	$18.96	$19.56	$19.41
Number of accumulation units outstanding at end of period	611	507	507	507	207	222	54	108	135
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2013)									
Value at beginning of period						$18.49	$19.15	$19.03	$17.98
Value at end of period						$19.15	$19.03	$17.98	$20.36
Number of accumulation units outstanding at end of period						3	5	0	0
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$12.34	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31
Value at end of period	$9.24	$12.19	$13.77	$14.03	$15.91	$19.26	$21.40	$22.31	$23.87
Number of accumulation units outstanding at end of period	455	644	864	876	887	575	583	590	597
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$11.83	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09
Value at end of period	$7.60	$11.03	$14.04	$13.39	$15.40	$20.62	$22.85	$23.09	$24.56
Number of accumulation units outstanding at end of period	25	0	8	17	235	236	61	88	149
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$15.93	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22
Value at end of period	$10.96	$13.57	$15.45	$15.17	$17.61	$22.64	$24.09	$22.22	$26.14
Number of accumulation units outstanding at end of period	954	1,210	1,371	698	979	1,083	1,210	1,386	1,527
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$23.31	$15.41	$21.83	$25.27	$24.76	$29.16	$40.23	$43.31	$47.54
Value at end of period	$15.41	$21.83	$25.27	$24.76	$29.16	$40.23	$43.31	$47.54	$47.80
Number of accumulation units outstanding at end of period	205	205	205	205	205	205	216	274	337
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2012)									
Value at beginning of period					$13.33	$14.34	$16.24	$15.91	$15.61
Value at end of period					$14.34	$16.24	$15.91	$15.61	$15.76
Number of accumulation units outstanding at end of period					104	125	58	83	120

CFI 421

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$9.63	$10.06	$10.87	$9.13	$8.48				
Value at end of period	$9.72	$9.63	$10.06	$10.87	$9.13				
Number of accumulation units outstanding at end of period	197	72	41	34	13				
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$12.07	$13.19	$13.69	$11.87					
Value at end of period	$13.26	$12.07	$13.19	$13.69					
Number of accumulation units outstanding at end of period	83	83	83	83					
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-4)									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$19.64	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84	$11.93
Value at end of period	$22.05	$19.64	$19.87	$18.05	$13.82	$12.40	$11.70	$10.43	$8.84
Number of accumulation units outstanding at end of period	1,318	1,077	835	734	644	517	379	251	104

TABLE 51

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2016	2015	2014	2013	2012	2011	2010	2009	2008
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$20.08	$20.42	$18.13	$14.95	$13.61	$14.29			
Value at end of period	$21.34	$20.08	$20.42	$18.13	$14.95	$13.61			
Number of accumulation units outstanding at end of period	1,097	1,086	1,095	1,119	2,901	2,072			
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31	$12.30		
Value at end of period	$20.75	$19.21	$20.03	$18.58	$14.51	$13.40	$13.31		
Number of accumulation units outstanding at end of period	6,668	7,493	7,386	6,112	3,355	1,729	181		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14	$10.80		
Value at end of period	$11.91	$11.52	$11.92	$11.76	$13.10	$12.43	$11.14		
Number of accumulation units outstanding at end of period	20,841	24,680	27,398	36,760	51,642	9,300	2,104		
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)									
(Funds were first received in this option during June 2016)									
Value at beginning of period	$9.96								
Value at end of period	$9.81								
Number of accumulation units outstanding at end of period	61								
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during July 2011)									
Value at beginning of period	$17.80	$18.80	$17.15	$12.01	$10.10	$12.13			
Value at end of period	$20.32	$17.80	$18.80	$17.15	$12.01	$10.10			
Number of accumulation units outstanding at end of period	719	1,149	653	476	454	473			

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.93	$7.68	$8.03	$7.35	$9.11	$11.26	$11.01	$10.45
Value at end of period			$7.68	$8.03	$7.35	$9.11	$11.26	$11.01	$10.45	$9.33
Number of accumulation units outstanding at end of period			85	110	304	2,022	1,314	1,519	1,292	1,172
AMG MANAGERS FAIRPOINTE MID CAP FUND (CLASS N)										
(Funds were first received in this option during February 2011)										
Value at beginning of period					$12.42	$10.81	$12.43	$17.74	$19.22	$17.02
Value at end of period					$10.81	$12.43	$17.74	$19.22	$17.02	$20.85
Number of accumulation units outstanding at end of period					1,156	1,328	2,862	5,300	5,126	4,248
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during September 2015)										
Value at beginning of period									$9.04	$9.14
Value at end of period									$9.14	$10.41
Number of accumulation units outstanding at end of period									50	369
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during June 2011)										
Value at beginning of period					$15.98	$15.35	$17.16	$22.59	$23.74	$21.82
Value at end of period					$15.35	$17.16	$22.59	$23.74	$21.82	$26.36
Number of accumulation units outstanding at end of period					146	404	1,208	900	501	546
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$12.12	$12.30	$8.34	$10.32	$11.43	$11.80	$12.88	$15.01	$16.25	$15.70
Value at end of period	$12.30	$8.34	$10.32	$11.43	$11.80	$12.88	$15.01	$16.25	$15.70	$16.72
Number of accumulation units outstanding at end of period	802	842	762	749	737	734	717	706	1,433	646
COHEN & STEERS REALTY SHARES, INC.										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$13.97	$14.67
Value at end of period									$14.67	$15.30
Number of accumulation units outstanding at end of period									150	150
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS K)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$9.21	$8.35	$9.48	$12.26	$13.53	$13.06
Value at end of period					$8.35	$9.48	$12.26	$13.53	$13.06	$14.81
Number of accumulation units outstanding at end of period					26	26	26	358	358	26
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period					$10.12	$9.11	$10.48	$13.99	$15.48	$14.49
Value at end of period					$9.11	$10.48	$13.99	$15.48	$14.49	$16.31
Number of accumulation units outstanding at end of period					36	562	495	421	428	238
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
Value at beginning of period	$17.16	$20.14	$11.82	$16.25	$17.55	$14.97	$17.63	$20.92	$20.11	$19.70
Value at end of period	$20.14	$11.82	$16.25	$17.55	$14.97	$17.63	$20.92	$20.11	$19.70	$19.59
Number of accumulation units outstanding at end of period	6,633	12,699	9,931	12,398	14,572	16,790	17,513	16,197	16,072	15,939
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.57	$16.91	$9.60	$12.87	$14.90	$14.34	$16.49	$21.38	$23.63	$23.50
Value at end of period	$16.91	$9.60	$12.87	$14.90	$14.34	$16.49	$21.38	$23.63	$23.50	$25.06
Number of accumulation units outstanding at end of period	27,536	32,250	29,512	28,152	29,978	33,988	37,565	29,501	31,512	28,433
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.02	$14.05	$7.96	$10.24	$11.64	$11.61	$13.45	$17.02	$18.27	$17.33
Value at end of period	$14.05	$7.96	$10.24	$11.64	$11.61	$13.45	$17.02	$18.27	$17.33	$20.20
Number of accumulation units outstanding at end of period	1,341	1,748	2,620	4,901	5,784	6,797	8,313	8,557	9,244	7,863

CFI 423

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$11.78	$14.78	$7.71	$9.77	$11.98	$11.85	$13.42	$18.08	$19.87	$21.03
Value at end of period	$14.78	$7.71	$9.77	$11.98	$11.85	$13.42	$18.08	$19.87	$21.03	$20.93
Number of accumulation units outstanding at end of period	4,374	4,448	3,903	3,439	3,863	4,211	3,735	3,265	4,487	2,837
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$15.36	$14.81	$9.80	$12.49	$15.82	$15.04	$17.58	$23.66	$23.49	$21.49
Value at end of period	$14.81	$9.80	$12.49	$15.82	$15.04	$17.58	$23.66	$23.49	$21.49	$27.63
Number of accumulation units outstanding at end of period	730	820	1,674	1,534	1,971	1,039	1,829	2,010	1,867	1,458
FUNDAMENTAL INVESTORS℠ (CLASS R-4)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.59	$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44
Value at end of period		$6.10	$8.03	$9.04	$8.76	$10.13	$13.15	$14.14	$14.44	$16.04
Number of accumulation units outstanding at end of period		158	2,072	2,629	2,893	3,854	5,256	4,902	5,364	5,294
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)										
(Funds were first received in this option during October 2011)										
Value at beginning of period					$10.27	$10.84	$12.43	$16.64	$17.27	$16.44
Value at end of period					$10.84	$12.43	$16.64	$17.27	$16.44	$20.48
Number of accumulation units outstanding at end of period					14	281	348	348	291	130
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$14.33	$14.23	$8.52	$10.66	$13.20	$12.52	$14.16	$18.22	$20.07	$19.07
Value at end of period	$14.23	$8.52	$10.66	$13.20	$12.52	$14.16	$18.22	$20.07	$19.07	$21.92
Number of accumulation units outstanding at end of period	2,542	2,100	590	669	758	840	528	563	619	779
METROPOLITAN WEST TOTAL RETURN BOND FUND (M CLASS)										
(Funds were first received in this option during August 2015)										
Value at beginning of period									$10.14	$10.02
Value at end of period									$10.02	$10.12
Number of accumulation units outstanding at end of period									562	2,204
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.42	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26
Value at end of period	$11.33	$6.84	$8.80	$10.65	$10.20	$11.16	$15.21	$16.56	$16.26	$17.65
Number of accumulation units outstanding at end of period	445	0	0	0	212	0	0	395	395	395
NEW PERSPECTIVE FUND® (CLASS R-4)										
Value at beginning of period	$15.13	$17.32	$10.63	$14.43	$16.06	$14.65	$17.48	$21.88	$22.30	$23.19
Value at end of period	$17.32	$10.63	$14.43	$16.06	$14.65	$17.48	$21.88	$22.30	$23.19	$23.32
Number of accumulation units outstanding at end of period	2,815	4,142	4,724	1,605	612	352	582	656	762	588
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$24.79	$32.77	$16.82	$30.19	$37.86	$30.62	$36.55	$39.11	$36.77	$31.20
Value at end of period	$32.77	$16.82	$30.19	$37.86	$30.62	$36.55	$39.11	$36.77	$31.20	$32.94
Number of accumulation units outstanding at end of period	2,772	3,027	5,025	4,772	4,872	5,573	5,507	5,009	5,498	5,308
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$13.32	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20
Value at end of period	$12.99	$7.98	$10.81	$13.17	$12.72	$14.82	$20.64	$22.81	$21.20	$24.72
Number of accumulation units outstanding at end of period	265	405	445	573	655	330	4,697	591	957	1,229
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$12.86	$13.89	$9.51	$11.39	$12.59	$12.20	$13.41	$15.41	$16.44	$16.15
Value at end of period	$13.89	$9.51	$11.39	$12.59	$12.20	$13.41	$15.41	$16.44	$16.15	$16.87
Number of accumulation units outstanding at end of period	2,044	8,284	7,812	7,375	7,379	4,103	1,913	1,712	1,712	1,712
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.61	$11.59	$10.64	$12.43	$13.27	$14.64	$15.72	$14.09	$14.35	$13.79
Value at end of period	$11.59	$10.64	$12.43	$13.27	$14.64	$15.72	$14.09	$14.35	$13.79	$14.32
Number of accumulation units outstanding at end of period	2,334	2,895	5,498	6,015	4,911	5,921	3,539	2,736	2,917	2,428

CFI 424

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$10.79	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06
Value at end of period	$12.73	$5.25	$9.06	$10.37	$7.85	$8.68	$8.40	$7.25	$6.06	$6.37
Number of accumulation units outstanding at end of period	213	1,687	3,271	1,508	1,573	1,374	1,268	1,061	1,061	1,060
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.96	$12.40	$7.91	$12.54	$14.61	$14.19	$16.27	$18.00	$17.79	$16.88
Value at end of period	$12.40	$7.91	$12.54	$14.61	$14.19	$16.27	$18.00	$17.79	$16.88	$19.04
Number of accumulation units outstanding at end of period	494	805	615	201	147	142	332	332	456	487
SMALLCAP WORLD FUND® (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$5.56	$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54
Value at end of period			$8.27	$10.20	$8.63	$10.40	$13.29	$13.36	$13.54	$14.15
Number of accumulation units outstanding at end of period			70	144	192	192	8	117	466	640
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during August 2016)										
Value at beginning of period										$10.26
Value at end of period										$9.91
Number of accumulation units outstanding at end of period										29
TEMPLETON GLOBAL BOND FUND (CLASS A)										
Value at beginning of period	$12.65	$13.85	$14.54	$17.06	$18.99	$18.31	$20.94	$21.14	$21.21	$20.05
Value at end of period	$13.85	$14.54	$17.06	$18.99	$18.31	$20.94	$21.14	$21.21	$20.05	$21.03
Number of accumulation units outstanding at end of period	5,250	15,691	13,970	15,016	18,742	19,447	16,260	14,551	13,774	11,936
THE BOND FUND OF AMERICA℠ (CLASS R-4)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$8.73	$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48
Value at end of period			$9.87	$10.45	$10.99	$11.49	$11.12	$11.60	$11.48	$11.65
Number of accumulation units outstanding at end of period			156	346	3,939	3,976	3,635	142	563	142
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
Value at beginning of period	$13.73	$15.03	$9.05	$12.02	$13.33	$12.52	$14.91	$19.70	$21.26	$22.12
Value at end of period	$15.03	$9.05	$12.02	$13.33	$12.52	$14.91	$19.70	$21.26	$22.12	$23.69
Number of accumulation units outstanding at end of period	8,092	10,182	12,135	14,598	15,884	12,714	13,941	12,107	13,003	12,676
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during 2009)										
Value at beginning of period			$9.12	$10.74	$12.10	$11.80	$13.24	$15.26	$16.00	$15.51
Value at end of period			$10.74	$12.10	$11.80	$13.24	$15.26	$16.00	$15.51	$16.52
Number of accumulation units outstanding at end of period			120	235	315	315	141	122	527	527
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period									$10.01	$9.33
Value at end of period									$9.33	$9.77
Number of accumulation units outstanding at end of period									15,683	14,416
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period									$9.89	$9.68
Value at end of period									$9.68	$10.21
Number of accumulation units outstanding at end of period									15	75

CFI 425

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2013)										
Value at beginning of period							$10.99	$10.68	$11.06	$11.10
Value at end of period							$10.68	$11.06	$11.10	$11.14
Number of accumulation units outstanding at end of period							29	234	438	0
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.54	$10.95	$11.10	$11.00	$10.89	$10.75	$10.62	$10.49	$10.36	$10.24
Value at end of period	$10.95	$11.10	$11.00	$10.89	$10.75	$10.62	$10.49	$10.36	$10.24	$10.13
Number of accumulation units outstanding at end of period	232,053	273,075	204,298	192,718	175,309	141,928	156,879	174,042	152,181	107,232
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$14.01	$8.63	$11.10	$12.51	$12.32	$14.09	$18.18	$19.88	$19.35
Value at end of period	$14.01	$8.63	$11.10	$12.51	$12.32	$14.09	$18.18	$19.88	$19.35	$20.98
Number of accumulation units outstanding at end of period	2,734	4,115	5,313	5,458	5,548	5,883	8,428	7,374	7,582	6,848
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$11.28	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09
Value at end of period	$11.46	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34
Number of accumulation units outstanding at end of period	702	1,461	826	7,142	7,825	6,723	6,643	4,395	3,434	1,366
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$13.15	$13.64	$8.45	$10.29	$11.58	$11.42	$12.91	$16.95	$19.06	$18.98
Value at end of period	$13.64	$8.45	$10.29	$11.58	$11.42	$12.91	$16.95	$19.06	$18.98	$20.67
Number of accumulation units outstanding at end of period	12,441	11,013	9,483	9,867	8,825	8,198	6,383	5,156	9,884	9,375
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.88	$14.47	$8.92	$11.60	$13.97	$13.64	$15.85	$21.06	$22.79	$22.11
Value at end of period	$14.47	$8.92	$11.60	$13.97	$13.64	$15.85	$21.06	$22.79	$22.11	$25.79
Number of accumulation units outstanding at end of period	10,749	7,354	8,118	8,394	8,395	8,076	7,482	6,284	6,529	5,365
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.60	$13.51	$8.86	$10.93	$13.26	$13.00	$14.43	$20.33	$21.17	$20.24
Value at end of period	$13.51	$8.86	$10.93	$13.26	$13.00	$14.43	$20.33	$21.17	$20.24	$25.45
Number of accumulation units outstanding at end of period	8,768	5,465	6,195	7,037	6,814	6,371	5,447	4,656	5,105	4,556
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.97	$11.49	$10.38	$11.44	$12.41	$13.18	$14.24	$14.04	$14.80	$14.70
Value at end of period	$11.49	$10.38	$11.44	$12.41	$13.18	$14.24	$14.04	$14.80	$14.70	$15.14
Number of accumulation units outstanding at end of period	8,986	7,379	8,043	8,328	30,287	50,490	50,235	40,881	46,403	42,320
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period			$6.88	$7.47	$7.96	$6.90	$8.09	$9.71	$9.02	$8.83
Value at end of period			$7.47	$7.96	$6.90	$8.09	$9.71	$9.02	$8.83	$8.79
Number of accumulation units outstanding at end of period			320	345	320	320	6	14	7	14
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$11.48	$12.01	$15.53	$17.42	$18.30
Value at end of period						$12.01	$15.53	$17.42	$18.30	$18.79
Number of accumulation units outstanding at end of period						3,939	6,174	6,000	8,134	7,725
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.34	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66
Value at end of period	$9.11	$6.29	$7.00	$8.25	$8.43	$9.55	$12.34	$13.42	$12.66	$14.24
Number of accumulation units outstanding at end of period	7,901	9,979	8,760	10,244	13,419	11,919	12,622	9,543	9,915	8,511

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period		$14.88	$10.14	$14.16	$18.23	$17.91	$20.20	$26.32	$28.30	$28.09
Value at end of period		$10.14	$14.16	$18.23	$17.91	$20.20	$26.32	$28.30	$28.09	$29.76
Number of accumulation units outstanding at end of period		715	423	967	2,274	4,343	5,230	4,178	4,030	3,714
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$11.17	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27
Value at end of period	$11.23	$7.26	$8.92	$10.23	$9.67	$10.56	$13.62	$15.51	$15.27	$16.41
Number of accumulation units outstanding at end of period	856	997	1,204	1,362	1,488	1,487	1,230	1,281	779	566
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period								$22.59	$23.66	$25.14
Value at end of period								$23.66	$25.14	$26.46
Number of accumulation units outstanding at end of period								359	1,356	1,977
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period		$8.37	$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20
Value at end of period		$6.63	$8.10	$8.97	$9.09	$10.37	$13.52	$15.08	$15.20	$16.66
Number of accumulation units outstanding at end of period		2,745	2,745	2,775	2,870	3,202	747	2,749	6,867	10,929
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2014)										
Value at beginning of period								$21.01	$21.24	$20.19
Value at end of period								$21.24	$20.19	$22.99
Number of accumulation units outstanding at end of period								240	1,342	1,770
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$13.11	$15.93	$15.39	$17.55	$23.38	$25.66	$25.14
Value at end of period				$15.93	$15.39	$17.55	$23.38	$25.66	$25.14	$26.52
Number of accumulation units outstanding at end of period				13	195	196	196	0	145	0
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.22	$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05
Value at end of period		$5.91	$8.18	$10.12	$9.81	$11.34	$15.03	$16.72	$16.05	$17.98
Number of accumulation units outstanding at end of period		355	771	998	1,258	1,566	1,999	2,921	4,499	5,899
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$9.49	$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79
Value at end of period		$6.95	$8.69	$10.85	$10.29	$11.79	$16.16	$16.75	$15.79	$18.88
Number of accumulation units outstanding at end of period		294	466	598	956	1,275	1,953	2,865	3,941	3,769
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$15.09	$15.30	$9.90	$12.81	$16.75	$16.68	$18.97	$26.06	$27.18	$26.60
Value at end of period	$15.30	$9.90	$12.81	$16.75	$16.68	$18.97	$26.06	$27.18	$26.60	$29.79
Number of accumulation units outstanding at end of period	337	0	132	3,056	1,768	2,429	3,213	3,443	3,048	3,037
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$14.87	$15.55	$10.59	$13.34	$16.39	$15.78	$17.85	$24.28	$25.55	$25.03
Value at end of period	$15.55	$10.59	$13.34	$16.39	$15.78	$17.85	$24.28	$25.55	$25.03	$30.78
Number of accumulation units outstanding at end of period	293	1,907	3,250	3,074	3,272	1,912	2,245	1,583	1,843	1,967

CFI 427

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period				$9.83	$11.43	$10.93	$12.25	$14.07	$14.67	$14.48
Value at end of period				$11.43	$10.93	$12.25	$14.07	$14.67	$14.48	$15.14
Number of accumulation units outstanding at end of period				1,871	475	474	1,008	7,712	1,334	1,467
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$10.82	$10.90	$12.39	$14.73	$15.37	$15.10
Value at end of period					$10.90	$12.39	$14.73	$15.37	$15.10	$15.85
Number of accumulation units outstanding at end of period					14	14	572	627	695	765
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period						$11.90	$12.38	$15.10	$15.82	$15.47
Value at end of period						$12.38	$15.10	$15.82	$15.47	$16.26
Number of accumulation units outstanding at end of period						98	133	240	327	434
VOYA SOLUTION BALANCED PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period								$11.88	$12.26	$12.05
Value at end of period								$12.26	$12.05	$12.66
Number of accumulation units outstanding at end of period								1,039	2,664	1,932
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period		$11.35	$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72
Value at end of period		$9.34	$10.81	$11.71	$11.60	$12.58	$13.29	$13.88	$13.72	$14.15
Number of accumulation units outstanding at end of period		428	428	428	298	94	94	94	10,445	11,212
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period			$9.40	$10.95	$12.01	$12.07	$13.39	$14.82	$15.61	$15.38
Value at end of period			$10.95	$12.01	$12.07	$13.39	$14.82	$15.61	$15.38	$16.06
Number of accumulation units outstanding at end of period			58	2,103	483	678	855	2,649	978	978
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$13.96	$13.82	$8.73	$10.79	$12.05	$11.55	$13.12	$15.86	$16.69	$16.29
Value at end of period	$13.82	$8.73	$10.79	$12.05	$11.55	$13.12	$15.86	$16.69	$16.29	$17.20
Number of accumulation units outstanding at end of period	797	0	0	0	0	0	0	0	391	391
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2015)										
Value at beginning of period									$16.53	$15.78
Value at end of period									$15.78	$16.61
Number of accumulation units outstanding at end of period									2,630	2,632
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$10.02	$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06
Value at end of period			$10.65	$11.16	$11.82	$12.12	$11.67	$12.18	$12.06	$12.19
Number of accumulation units outstanding at end of period			461	3,195	295	78	339	385	648	540
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.13	$13.66	$8.48	$10.57	$11.98	$12.04	$13.77	$17.96	$20.10	$20.08
Value at end of period	$13.66	$8.48	$10.57	$11.98	$12.04	$13.77	$17.96	$20.10	$20.08	$22.14
Number of accumulation units outstanding at end of period	1,432	1,579	1,536	1,519	1,479	1,388	1,257	1,155	1,116	1,022
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.30	$13.71	$9.95	$13.33	$16.06	$15.36	$17.65	$22.90	$25.43	$24.68
Value at end of period	$13.71	$9.95	$13.33	$16.06	$15.36	$17.65	$22.90	$25.43	$24.68	$30.24
Number of accumulation units outstanding at end of period	524	571	734	2,605	3,487	3,952	4,331	4,653	4,009	3,872

CFI 428

Condensed Financial Information (continued)

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.50	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91	$15.36	$14.66
Value at end of period	$24.45	$23.50	$25.06	$24.32	$17.74	$15.01	$14.87	$11.90	$8.91	$15.36
Number of accumulation units outstanding at end of period	1,326	1,289	1,781	1,127	657	759	554	659	1,129	1,330
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	$9.74	
Value at end of period	$13.30	$13.35	$13.71	$12.17	$11.86	$9.52	$10.17	$8.85	$6.70	
Number of accumulation units outstanding at end of period	930	1,245	1,202	1,140	4,072	993	569	486	508	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.91
Value at end of period	$17.18	$16.69	$16.41	$12.80	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99
Number of accumulation units outstanding at end of period	4,636	4,412	4,774	5,899	6,822	4,538	3,910	5,811	5,273	4,190
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.72	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83	$13.05	$12.68
Value at end of period	$18.98	$17.72	$17.43	$15.64	$11.76	$10.60	$11.26	$10.18	$7.83	$13.05
Number of accumulation units outstanding at end of period	657	658	277	893	713	546	22	45	317	322
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.02	$15.67	$15.21	$11.00	$9.76	$9.32				
Value at end of period	$18.35	$15.02	$15.67	$15.21	$11.00	$9.76				
Number of accumulation units outstanding at end of period	0	0	0	122	122	94				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$15.31
Value at end of period	$23.23	$21.04	$21.66	$20.69	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77
Number of accumulation units outstanding at end of period	1,399	1,644	1,644	1,557	1,608	1,438	3,488	2,409	653	482
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21	$13.08	$13.56
Value at end of period	$20.84	$17.91	$19.29	$17.90	$13.42	$11.46	$11.85	$10.42	$8.21	$13.08
Number of accumulation units outstanding at end of period	1,441	6,797	7,432	5,547	5,741	5,917	5,358	5,583	4,095	3,953
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89
Value at end of period	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16
Number of accumulation units outstanding at end of period	664	1,231	1,519	394	0	0	0	0	0	616
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65
Value at end of period	$20.82	$17.58	$18.33	$16.86	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82
Number of accumulation units outstanding at end of period	1,135	1,082	1,011	1,125	1,198	1,411	954	1,806	2,979	1,573
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$18.01
Value at end of period	$19.46	$17.45	$20.98	$21.05	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58
Number of accumulation units outstanding at end of period	2,050	2,944	2,242	2,096	1,345	475	1,767	920	689	687
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$24.46	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64	$14.58	$15.87
Value at end of period	$27.71	$24.46	$25.55	$22.50	$17.32	$14.61	$14.53	$11.96	$9.64	$14.58
Number of accumulation units outstanding at end of period	4,453	3,511	2,932	1,979	1,556	1,087	539	257	1,237	641

CFI 429

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$12.01	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94
Value at end of period		$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34
Number of accumulation units outstanding at end of period		1,126	0	0	135	135	156	203	492	726
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.57	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93
Value at end of period	$14.29	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73
Number of accumulation units outstanding at end of period	5,231	5,013	6,395	6,666	6,196	5,724	5,784	4,434	5,944	5,638
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period			$8.65	$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47
Value at end of period			$12.75	$14.99	$14.70	$16.87	$18.71	$18.55	$17.47	$19.72
Number of accumulation units outstanding at end of period			286	619	1,148	1,720	2,050	2,007	1,822	1,698
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$12.38	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60
Value at end of period	$12.76	$9.14	$12.02	$13.54	$13.76	$15.55	$18.77	$20.79	$21.60	$23.05
Number of accumulation units outstanding at end of period	74,238	73,734	80,109	70,888	68,491	80,648	94,859	106,893	128,986	142,352
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$12.51	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34
Value at end of period	$13.39	$7.52	$10.87	$13.79	$13.12	$15.04	$20.08	$22.18	$22.34	$23.70
Number of accumulation units outstanding at end of period	186	1,461	1,142	1,159	2,729	1,081	1,247	427	1,339	824
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$13.85	$14.10	$8.95	$11.05	$12.55	$12.28	$14.22	$18.21	$19.33	$17.77
Value at end of period	$14.10	$8.95	$11.05	$12.55	$12.28	$14.22	$18.21	$19.33	$17.77	$20.85
Number of accumulation units outstanding at end of period	6,826	4,172	7,996	8,319	10,941	12,030	15,495	12,248	11,422	10,678
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.10	$14.22	$8.12	$11.46	$13.22	$12.92	$15.17	$20.86	$22.39	$24.51
Value at end of period	$14.22	$8.12	$11.46	$13.22	$12.92	$15.17	$20.86	$22.39	$24.51	$24.57
Number of accumulation units outstanding at end of period	3,090	3,182	2,957	3,314	4,710	5,267	5,914	6,421	7,780	6,971
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12
Value at end of period	$18.13	$9.04	$12.28	$13.80	$11.95	$14.01	$15.82	$15.45	$15.12	$15.21
Number of accumulation units outstanding at end of period	178	227	371	492	573	288	306	306	306	306
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41
Value at end of period		$6.28	$8.20	$8.82	$7.66	$9.00	$10.69	$9.86	$9.41	$9.47
Number of accumulation units outstanding at end of period		138	950	1,695	1,476	9,621	9,194	7,800	6,969	6,925
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period					$8.77	$8.63	$10.37	$13.38	$12.85	$11.73
Value at end of period					$8.63	$10.37	$13.38	$12.85	$11.73	$12.84
Number of accumulation units outstanding at end of period					250	330	330	0	0	0
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$10.54	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73
Value at end of period	$10.48	$5.63	$8.33	$10.27	$8.66	$10.40	$12.57	$11.86	$11.73	$11.42
Number of accumulation units outstanding at end of period	140	826	679	1,068	1,472	1,500	1,395	1,592	1,701	1,843

CFI 430

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
WANGER SELECT										
Value at beginning of period	$15.18	$16.39	$8.25	$13.53	$16.92	$13.75	$16.09	$21.38	$21.78	$21.57
Value at end of period	$16.39	$8.25	$13.53	$16.92	$13.75	$16.09	$21.38	$21.78	$21.57	$24.14
Number of accumulation units outstanding at end of period	1,707	1,423	2,936	4,320	4,470	3,249	3,188	2,911	2,694	1,716
WANGER USA										
Value at beginning of period	$13.78	$14.34	$8.54	$12.00	$14.61	$13.93	$16.51	$21.81	$22.56	$22.15
Value at end of period	$14.34	$8.54	$12.00	$14.61	$13.93	$16.51	$21.81	$22.56	$22.15	$24.87
Number of accumulation units outstanding at end of period	2,632	1,746	1,695	1,925	2,564	2,734	2,997	3,057	3,179	3,237
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-4)										
Value at beginning of period	$13.15	$13.50	$8.91	$10.47	$11.72	$12.38	$13.76	$17.91	$19.66	$19.37
Value at end of period	$13.50	$8.91	$10.47	$11.72	$12.38	$13.76	$17.91	$19.66	$19.37	$21.69
Number of accumulation units outstanding at end of period	7,605	7,367	7,601	9,038	10,349	10,266	12,872	13,152	12,549	18,184

TABLE 52

FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$15.70	$17.54	$23.23	$24.56	$22.71
Value at end of period						$17.54	$23.23	$24.56	$22.71	$27.60
Number of accumulation units outstanding at end of period						37,744	325	648	606	662
EUROPACIFIC GROWTH FUND® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$17.95	$12.16	$16.80	$18.26	$15.67	$18.57	$22.17	$21.44	$21.12
Value at end of period		$12.16	$16.80	$18.26	$15.67	$18.57	$22.17	$21.44	$21.12	$21.13
Number of accumulation units outstanding at end of period			2,093	7,109	26,203	16,279	120	132	147	157
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.98	$19.84	$11.33	$15.28	$17.79	$17.23	$19.93	$25.99	$28.91	$28.91
Value at end of period	$19.84	$11.33	$15.28	$17.79	$17.23	$19.93	$25.99	$28.91	$28.91	$31.02
Number of accumulation units outstanding at end of period	84,797	103,341	118,813	115,986	124,244	130,908	796	1,200	1,256	1,303
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$14.69	$14.82	$8.44	$10.92	$12.50	$12.54	$14.61	$18.60	$20.09	$19.17
Value at end of period	$14.82	$8.44	$10.92	$12.50	$12.54	$14.61	$18.60	$20.09	$19.17	$22.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$10.60	$13.36	$7.02	$8.94	$11.03	$10.98	$12.51	$16.95	$18.74	$19.96
Value at end of period	$13.36	$7.02	$8.94	$11.03	$10.98	$12.51	$16.95	$18.74	$19.96	$19.99
Number of accumulation units outstanding at end of period	3,249	0	18	18	66	85	0	0	0	0
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.96	$19.77	$11.04	$13.88	$15.59	$12.83	$15.40	$19.95	$18.22	$18.76
Value at end of period	$19.77	$11.04	$13.88	$15.59	$12.83	$15.40	$19.95	$18.22	$18.76	$17.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$18.95	$18.38	$12.23	$15.70	$20.00	$19.12	$22.49	$30.44	$30.42	$27.99
Value at end of period	$18.38	$12.23	$15.70	$20.00	$19.12	$22.49	$30.44	$30.42	$27.99	$36.20
Number of accumulation units outstanding at end of period	34,672	42,902	51,227	47,308	49,952	42,711	212	267	301	335

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$13.52	$14.53	$10.08	$12.85	$13.99	$13.89	$15.71	$20.18	$21.68	$20.30
Value at end of period	$14.53	$10.08	$12.85	$13.99	$13.89	$15.71	$20.18	$21.68	$20.30	$22.23
Number of accumulation units outstanding at end of period	483	659	952	7,328	3,286	5,860	0	0	0	37
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$17.21	$17.20	$10.36	$13.04	$16.24	$15.49	$17.63	$22.83	$25.29	$24.18
Value at end of period	$17.20	$10.36	$13.04	$16.24	$15.49	$17.63	$22.83	$25.29	$24.18	$27.96
Number of accumulation units outstanding at end of period	23,885	27,616	32,612	32,980	31,932	0	0	0	0	0
NEW PERSPECTIVE FUND® (CLASS R-4)										
(Funds were first received in this option during November 2008)										
Value at beginning of period		$11.15	$10.93	$14.92	$16.71	$15.34	$18.40	$23.18	$23.76	$24.86
Value at end of period		$10.93	$14.92	$16.71	$15.34	$18.40	$23.18	$23.76	$24.86	$25.15
Number of accumulation units outstanding at end of period		35	3,794	19,309	22,285	31,999	101	114	127	129
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period		$10.74	$10.93	$12.86	$13.81	$15.32	$16.55	$14.93	$15.29	$14.78
Value at end of period		$10.93	$12.86	$13.81	$15.32	$16.55	$14.93	$15.29	$14.78	$15.45
Number of accumulation units outstanding at end of period		1,763	8,383	21,453	32,027	51,742	123	168	201	211
THE GROWTH FUND OF AMERICA® (CLASS R-4)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$13.92	$9.30	$12.43	$13.87	$13.11	$15.70	$20.87	$22.66	$23.71
Value at end of period		$9.30	$12.43	$13.87	$13.11	$15.70	$20.87	$22.66	$23.71	$25.55
Number of accumulation units outstanding at end of period		6,653	12,470	16,146	17,793	20,240	195	201	223	256
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$13.17	$13.82	$9.87	$11.69	$13.25	$12.99	$14.67	$17.01	$17.95	$17.50
Value at end of period	$13.82	$9.87	$11.69	$13.25	$12.99	$14.67	$17.01	$17.95	$17.50	$18.75
Number of accumulation units outstanding at end of period	4,060	0	5	5	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$10.84	$11.71	$9.83	$11.88	$13.67	$14.08	$15.10	$14.40	$14.37	$13.66
Value at end of period	$11.71	$9.83	$11.88	$13.67	$14.08	$15.10	$14.40	$14.37	$13.66	$14.43
Number of accumulation units outstanding at end of period	32,830	50,046	49,818	43,178	53,122	51,284	217	254	310	327
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$11.05	$11.55	$11.78	$11.74	$11.69	$11.62	$11.58	$11.58	$11.58	$11.59
Value at end of period	$11.55	$11.78	$11.74	$11.69	$11.62	$11.58	$11.58	$11.58	$11.59	$11.61
Number of accumulation units outstanding at end of period	37,109	68,430	94,439	116,976	133,047	163,060	565	698	665	591
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$12.71	$13.27	$8.28	$10.13	$11.47	$11.39	$12.95	$17.10	$19.34	$19.38
Value at end of period	$13.27	$8.28	$10.13	$11.47	$11.39	$12.95	$17.10	$19.34	$19.38	$21.23
Number of accumulation units outstanding at end of period	4,516	5,587	7,701	8,036	9,587	0	0	0	0	0
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.35	$17.14	$10.63	$13.91	$16.85	$16.55	$19.35	$25.87	$28.16	$27.48
Value at end of period	$17.14	$10.63	$13.91	$16.85	$16.55	$19.35	$25.87	$28.16	$27.48	$32.26
Number of accumulation units outstanding at end of period	7,405	8,978	10,975	10,464	13,601	0	0	0	0	0
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.68	$16.47	$10.87	$13.48	$16.46	$16.23	$18.12	$25.69	$26.91	$25.88
Value at end of period	$16.47	$10.87	$13.48	$16.46	$16.23	$18.12	$25.69	$26.91	$25.88	$32.74
Number of accumulation units outstanding at end of period	5,179	8,918	11,114	11,416	13,064	0	0	0	0	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$12.88	$13.57	$12.34	$13.68	$14.92	$15.95	$17.33	$17.20	$18.23	$18.22
Value at end of period	$13.57	$12.34	$13.68	$14.92	$15.95	$17.33	$17.20	$18.23	$18.22	$18.88
Number of accumulation units outstanding at end of period	25,109	26,899	24,684	18,383	20,546	19,660	25	30	130	133

CFI 432

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period		$8.36	$6.39	$7.15	$8.48	$8.72	$9.94	$12.93	$14.14	$13.42
Value at end of period		$6.39	$7.15	$8.48	$8.72	$9.94	$12.93	$14.14	$13.42	$15.19
Number of accumulation units outstanding at end of period		156,727	165,403	140,635	159,892	145,316	400	509	621	674
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$10.09	$10.66	$13.99	$15.69	$15.92
Value at end of period						$10.66	$13.99	$15.69	$15.92	$17.55
Number of accumulation units outstanding at end of period						15,086	166	388	488	64
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$10.60	$11.66	$15.54	$17.40	$16.80
Value at end of period						$11.66	$15.54	$17.40	$16.80	$18.93
Number of accumulation units outstanding at end of period						41,469	137	211	211	240
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$11.07	$12.13	$16.72	$17.43	$16.53
Value at end of period						$12.13	$16.72	$17.43	$16.53	$19.89
Number of accumulation units outstanding at end of period						43,670	240	298	308	314
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$15.78	$16.61	$11.37	$14.42	$17.81	$17.26	$19.64	$26.87	$28.45	$28.04
Value at end of period	$16.61	$11.37	$14.42	$17.81	$17.26	$19.64	$26.87	$28.45	$28.04	$34.68
Number of accumulation units outstanding at end of period	2,480	0	0	0	14	34	0	0	0	0
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$12.76	$13.41	$10.19	$11.93	$13.16	$13.31	$14.85	$16.54	$17.52	$17.38
Value at end of period	$13.41	$10.19	$11.93	$13.16	$13.31	$14.85	$16.54	$17.52	$17.38	$18.25
Number of accumulation units outstanding at end of period	3,001	4,533	6,032	7,205	8,786	0	0	0	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$13.67	$14.27	$9.06	$11.28	$12.67	$12.22	$13.96	$16.98	$17.97	$17.65
Value at end of period	$14.27	$9.06	$11.28	$12.67	$12.22	$13.96	$16.98	$17.97	$17.65	$18.75
Number of accumulation units outstanding at end of period	1,139	1,561	2,422	5,424	6,658	0	0	0	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.23	$13.87	$9.58	$11.59	$12.90	$12.75	$14.38	$16.66	$17.66	$17.45
Value at end of period	$13.87	$9.58	$11.59	$12.90	$12.75	$14.38	$16.66	$17.66	$17.45	$18.49
Number of accumulation units outstanding at end of period	396	292	1,180	2,283	3,411	0	0	0	0	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$18.22	$19.24	$11.23	$15.08	$18.95	$19.25	$22.91	$31.68	$32.92	$31.14
Value at end of period	$19.24	$11.23	$15.08	$18.95	$19.25	$22.91	$31.68	$32.92	$31.14	$32.67
Number of accumulation units outstanding at end of period	14,632	19,813	25,035	26,229	25,482	29,291	144	353	272	285
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2010)										
Value at beginning of period				$8.35	$10.58	$11.51	$13.22	$13.40	$17.29	$17.68
Value at end of period				$10.58	$11.51	$13.22	$13.40	$17.29	$17.68	$18.32
Number of accumulation units outstanding at end of period				17,167	22,569	38,060	59	79	97	101
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.97	$14.55	$9.18	$11.73	$13.41	$13.05	$15.40	$20.70	$22.51	$21.08
Value at end of period	$14.55	$9.18	$11.73	$13.41	$13.05	$15.40	$20.70	$22.51	$21.08	$24.73
Number of accumulation units outstanding at end of period	11,193	12,509	18,348	18,999	19,675	14,935	114	132	155	174

Condensed Financial Information (continued)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$12.03	$12.37	$9.42	$11.48	$12.81	$12.59	$14.11	$17.52	$18.96	$18.45
Value at end of period	$12.37	$9.42	$11.48	$12.81	$12.59	$14.11	$17.52	$18.96	$18.45	$21.13
Number of accumulation units outstanding at end of period	13,182	20,796	25,214	35,179	38,499	30,563	188	227	264	303
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$13.73	$14.54	$8.62	$11.95	$13.78	$12.58	$15.21	$19.21	$19.53	$20.21
Value at end of period	$14.54	$8.62	$11.95	$13.78	$12.58	$15.21	$19.21	$19.53	$20.21	$20.12
Number of accumulation units outstanding at end of period	54,046	46,865	50,515	53,085	60,213	62,017	102	118	113	113
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2012)										
Value at beginning of period						$15.23	$16.29	$19.77	$22.03	$23.03
Value at end of period						$16.29	$19.77	$22.03	$23.03	$24.72
Number of accumulation units outstanding at end of period						42,878	50	72	86	117
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.43	$14.67	$8.42	$11.96	$13.89	$13.65	$16.12	$22.31	$24.09	$26.52
Value at end of period	$14.67	$8.42	$11.96	$13.89	$13.65	$16.12	$22.31	$24.09	$26.52	$26.75
Number of accumulation units outstanding at end of period	7,777	9,513	11,083	15,653	25,717	44,737	133	185	193	196
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period		$10.20	$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27	$9.86
Value at end of period		$6.31	$8.29	$8.96	$7.84	$9.26	$11.06	$10.27	$9.86	$9.98
Number of accumulation units outstanding at end of period		46	218	286	352	60,377	350	966	839	839
WANGER SELECT										
(Funds were first received in this option during March 2009)										
Value at beginning of period			$8.18	$14.00	$17.60	$14.40	$16.94	$22.65	$23.21	$23.12
Value at end of period			$14.00	$17.60	$14.40	$16.94	$22.65	$23.21	$23.12	$26.04
Number of accumulation units outstanding at end of period			3,456	14,372	17,209	9,795	73	73	73	70

TABLE 53

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015
AMANA GROWTH FUND (INVESTOR CLASS)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$17.07	$17.47
Value at end of period	$18.35	$17.07
Number of accumulation units outstanding at end of period	2,735	1,011
AMANA INCOME FUND (INVESTOR CLASS)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$17.18	$17.45
Value at end of period	$18.77	$17.18
Number of accumulation units outstanding at end of period	3,500	1,007
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)		
(Funds were first received in this option during July 2015)		
Value at beginning of period	$10.56	$11.51
Value at end of period	$10.73	$10.56
Number of accumulation units outstanding at end of period	3,342	2,653

Condensed Financial Information (continued)

TABLE 54

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$9.44	$10.04
Value at end of period	$10.00	$9.44
Number of accumulation units outstanding at end of period	92,110	107,678

	2016	2015
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$9.34	$9.23
Value at end of period	$9.95	$9.34
Number of accumulation units outstanding at end of period	181	181
AVE MARIA RISING DIVIDEND FUND		
(Funds were first received in this option during July 2016)		
Value at beginning of period	$10.11	
Value at end of period	$10.55	
Number of accumulation units outstanding at end of period	3,962	
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during May 2015)		
Value at beginning of period	$10.11	$10.38
Value at end of period	$9.46	$10.11
Number of accumulation units outstanding at end of period	814	10,987
DELAWARE SMALL CAP VALUE FUND (CLASS A)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$11.84	$13.09
Value at end of period	$15.45	$11.84
Number of accumulation units outstanding at end of period	107	107
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$10.51	$10.47
Value at end of period	$10.65	$10.51
Number of accumulation units outstanding at end of period	127	127
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)		
(Funds were first received in this option during August 2016)		
Value at beginning of period	$10.11	
Value at end of period	$10.13	
Number of accumulation units outstanding at end of period	947	

CFI 435

Condensed Financial Information (continued)

	2016	2015
PIMCO COMMODITY REAL RETURN STRATEGY FUND®		
(ADMINISTRATIVE CLASS)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$5.46	$7.20
Value at end of period	$6.22	$5.46
Number of accumulation units outstanding at end of period	4,944	6,103
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during October 2015)		
Value at beginning of period	$9.97	$10.08
Value at end of period	$10.05	$9.97
Number of accumulation units outstanding at end of period	1,156	3,435
VOYA CORPORATE LEADERS 100 FUND (CLASS I)		
(Funds were first received in this option during October 2015)		
Value at beginning of period	$9.67	$9.92
Value at end of period	$10.77	$9.67
Number of accumulation units outstanding at end of period	0	1,654
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$9.41	$10.03
Value at end of period	$9.94	$9.41
Number of accumulation units outstanding at end of period	208,777	215,715
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$9.82	$10.62
Value at end of period	$10.45	$9.82
Number of accumulation units outstanding at end of period	55	55

TABLE 55
FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$9.30	$9.65
Value at end of period	$9.84	$9.30
Number of accumulation units outstanding at end of period	2,705	1,930
AVE MARIA RISING DIVIDEND FUND		
(Funds were first received in this option during November 2015)		
Value at beginning of period	$9.15	$9.41
Value at end of period	$10.44	$9.15
Number of accumulation units outstanding at end of period	4,507	538

CFI 436

Condensed Financial Information (continued)

	2016	2015
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during July 2015)		
Value at beginning of period	$10.07	$10.60
Value at end of period	$9.36	$10.07
Number of accumulation units outstanding at end of period	1,863	4,140
LAZARAD INTERNATIONAL EQUITY PORTFOLIO (OPEN SHARES)		
(Funds were first received in this option during May 2016)		
Value at beginning of period	$10.20	
Value at end of period	$9.66	
Number of accumulation units outstanding at end of period	6	
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)		
(Funds were first received in this option during June 2016)		
Value at beginning of period	$6.20	
Value at end of period	$6.12	
Number of accumulation units outstanding at end of period	277	
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during September 2015)		
Value at beginning of period	$9.93	$9.99
Value at end of period	$9.94	$9.93
Number of accumulation units outstanding at end of period	586	48
THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)		
(Funds were first received in this option during September 2016)		
Value at beginning of period	$10.40	
Value at end of period	$10.36	
Number of accumulation units outstanding at end of period	49	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$9.35	$10.02
Value at end of period	$9.81	$9.35
Number of accumulation units outstanding at end of period	36,655	42,441

TABLE 56

FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER FEBRUARY 2014 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2016	2015
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)		
(Funds were first received in this option during April 2016)		
Value at beginning of period	$9.54	
Value at end of period	$9.82	
Number of accumulation units outstanding at end of period	760	

Condensed Financial Information (continued)

	2016	2015
AVE MARIA RISING DIVIDEND FUND		
(Funds were first received in this option during August 2015)		
Value at beginning of period	$9.14	$9.58
Value at end of period	$10.42	$9.14
Number of accumulation units outstanding at end of period	9,996	8
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INVESTOR A SHARES)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$10.06	$10.52
Value at end of period	$9.35	$10.06
Number of accumulation units outstanding at end of period	2,466	11,194
LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)		
(Funds were first received in this option during June 2016)		
Value at beginning of period	$10.00	
Value at end of period	$10.08	
Number of accumulation units outstanding at end of period	352	
TCW TOTAL RETURN BOND FUND (CLASS N)		
(Funds were first received in this option during November 2015)		
Value at beginning of period	$9.92	$9.93
Value at end of period	$9.93	$9.92
Number of accumulation units outstanding at end of period	4,019	20
VOYA CORPORATE LEADERS 100 FUND (CLASS I)		
(Funds were first received in this option during June 2015)		
Value at beginning of period	$9.62	$10.01
Value at end of period	$10.63	$9.62
Number of accumulation units outstanding at end of period	4,392	632
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)		
(Funds were first received in this option during March 2015)		
Value at beginning of period	$9.34	$10.01
Value at end of period	$9.79	$9.34
Number of accumulation units outstanding at end of period	75,921	94,031
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)		
(Funds were first received in this option during April 2015)		
Value at beginning of period	$9.70	$10.52
Value at end of period	$10.24	$9.70
Number of accumulation units outstanding at end of period	132	11
VOYA GNMA INCOME FUND (CLASS A)		
(Funds were first received in this option during September 2016)		
Value at beginning of period	$11.39	
Value at end of period	$11.22	
Number of accumulation units outstanding at end of period	32	

Condensed Financial Information (continued)

TABLE 57
FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER MARCH 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

2016

AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)
(Funds were first received in this option during July 2016)

Value at beginning of period	$10.10
Value at end of period	$9.91
Number of accumulation units outstanding at end of period	7,496

LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)
(Funds were first received in this option during May 2016)

Value at beginning of period	$10.00
Value at end of period	$10.12
Number of accumulation units outstanding at end of period	24,091

THE HARTFORD INTERNATIONAL OPPORTUNITIES FUND (CLASS R4)
(Funds were first received in this option during July 2016)

Value at beginning of period	$10.18
Value at end of period	$10.39
Number of accumulation units outstanding at end of period	0

TABLE 58
FOR CERTAIN SUBACCOUNTS BEGINNING IN OR AFTER DECEMBER 2015 IN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

2016

LORD ABBETT SHORT DURATION INCOME FUND (CLASS R4)
(Funds were first received in this option during September 2016)

Value at beginning of period	$10.12
Value at end of period	$10.10
Number of accumulation units outstanding at end of period	1,478

VOYA GNMA INCOME FUND (CLASS A)
(Funds were first received in this option during June 2016)

Value at beginning of period	$11.56
Value at end of period	$11.44
Number of accumulation units outstanding at end of period	432

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated May 1, 2017.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.01107-17) dated May 1, 2017.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-17

VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Multiple Sponsored Retirement Options

Statement of Additional Information dated May 1, 2017

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2017. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2016, 2015 and 2014 amounted to $51,308,844.30, $51,416,775.23 and $50,785,659.69, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases Annuity Units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

3

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
• Standardized average annual total returns; and
• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2016, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2016

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2016

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Retirement Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2016, of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2016 and 2015. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2016, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 4, 2017

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Total assets	178	655	6,893	82	3,791
Net assets	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Net assets					
Accumulation units	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 178	$ 655	$ 6,893	$ 82	$ 3,791
Total number of mutual fund shares	32,098	20,996	548,371	10,773	176,501
Cost of mutual fund shares	$ 143	$ 596	$ 6,882	$ 81	$ 4,107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds at fair value	$ 72	$ 547	$ 12	$ 190	$ 269
Total assets	72	547	12	190	269
Net assets	$ 72	$ 547	$ 12	$ 190	$ 269
Net assets					
Accumulation units	$ 72	$ 547	$ 12	$ 190	$ 269
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 72	$ 547	$ 12	$ 190	$ 269
Total number of mutual fund shares	2,208	17,753	650	5,776	65,118
Cost of mutual fund shares	$ 79	$ 590	$ 10	$ 243	$ 267

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds at fair value	$	717	$	40	$	318	$	23,516	$	33,203
Total assets		717		40		318		23,516		33,203
Net assets	$	717	$	40	$	318	$	23,516	$	33,203
Net assets										
Accumulation units	$	717	$	40	$	318	$	23,407	$	32,846
Contracts in payout (annuitization)		—		—		—		109		357
Total net assets	$	717	$	40	$	318	$	23,516	$	33,203
Total number of mutual fund shares		18,705		1,401		16,977		438,904		960,193
Cost of mutual fund shares	$	684	$	35	$	331	$	18,846	$	27,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 481	$ 3,644	$ 293	$ 6	$ 546
Total assets	481	3,644	293	6	546
Net assets	$ 481	$ 3,644	$ 293	$ 6	$ 546
Net assets					
Accumulation units	$ 481	$ 3,644	$ 293	$ 6	$ 546
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 481	$ 3,644	$ 293	$ 6	$ 546
Total number of mutual fund shares	23,954	404,938	17,522	253	22,992
Cost of mutual fund shares	$ 503	$ 3,639	$ 215	$ 4	$ 584

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Total assets	37,550	67,948	4,359	212	24,388
Net assets	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Net assets					
Accumulation units	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37,550	$ 67,948	$ 4,359	$ 212	$ 24,388
Total number of mutual fund shares	1,249,154	1,526,918	176,565	7,926	2,111,481
Cost of mutual fund shares	$ 37,522	$ 59,100	$ 4,171	$ 195	$ 26,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Assets					
Investments in mutual funds					
at fair value	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Total assets	9,606	1,482	84,728	4,659	38,429
Net assets	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Net assets					
Accumulation units	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,606	$ 1,482	$ 84,728	$ 4,659	$ 38,429
Total number of mutual fund shares	269,443	27,281	1,559,502	126,880	942,124
Cost of mutual fund shares	$ 8,949	$ 1,434	$ 72,389	$ 4,546	$ 40,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Total assets	506	11,259	11,019	1,363	1,228
Net assets	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Net assets					
Accumulation units	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 506	$ 11,259	$ 11,019	$ 1,363	$ 1,228
Total number of mutual fund shares	10,755	175,020	430,270	60,598	26,392
Cost of mutual fund shares	$ 551	$ 12,187	$ 12,745	$ 1,391	$ 1,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Total assets	12,358	136	15,474	10,133	49,756
Net assets	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Net assets					
Accumulation units	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,552
Contracts in payout (annuitization)	—	—	—	—	204
Total net assets	$ 12,358	$ 136	$ 15,474	$ 10,133	$ 49,756
Total number of mutual fund shares	277,643	6,551	774,109	796,643	24,235,668
Cost of mutual fund shares	$ 13,821	$ 134	$ 16,241	$ 10,201	$ 45,221

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4		Capital World Growth & Income Fund[SM] - Class R-3		Cohen & Steers Realty Shares, Inc.		Columbia[SM] Acorn® Fund - Class A		Columbia[SM] Acorn® Fund - Class Z
Assets									
Investments in mutual funds at fair value	$	2,866	$	770	$	9,073	$	43	$	1
Total assets		2,866		770		9,073		43		1
Net assets	$	2,866	$	770	$	9,073	$	43	$	1
Net assets										
Accumulation units	$	2,866	$	770	$	9,073	$	43	$	1
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	2,866	$	770	$	9,073	$	43	$	1
Total number of mutual fund shares		49,730		17,683		138,249		3,221		89
Cost of mutual fund shares	$	2,891	$	737	$	10,171	$	67	$	2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Total assets	8,702	2	298	50	4,210
Net assets	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Net assets					
Accumulation units	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,702	$ 2	$ 298	$ 50	$ 4,210
Total number of mutual fund shares	594,837	134	13,979	1,079	489,009
Cost of mutual fund shares	$ 9,926	$ 2	$ 351	$ 49	$ 4,396

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Total assets	4,601	2,668	15	525	723
Net assets	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Net assets					
Accumulation units	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,601	$ 2,668	$ 15	$ 525	$ 723
Total number of mutual fund shares	209,417	44,600	508	44,975	41,659
Cost of mutual fund shares	$ 6,121	$ 2,390	$ 14	$ 540	$ 707

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 8,970	$ 191	$ 300	$ 760	$ 2
Total assets	8,970	191	300	760	2
Net assets	$ 8,970	$ 191	$ 300	$ 760	$ 2
Net assets					
Accumulation units	$ 8,970	$ 191	$ 300	$ 760	$ 2
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,970	$ 191	$ 300	$ 760	$ 2
Total number of mutual fund shares	373,613	5,012	1,629	3,662	92
Cost of mutual fund shares	$ 7,832	$ 194	$ 281	$ 711	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 5,138	$ 268,183	$ 1,447	$ 269,002	$ 262,156
Total assets	5,138	268,183	1,447	269,002	262,156
Net assets	$ 5,138	$ 268,183	$ 1,447	$ 269,002	$ 262,156
Net assets					
Accumulation units	$ 5,138	$ 268,183	$ 1,447	$ 265,217	$ 261,493
Contracts in payout (annuitization)	—	—	—	3,785	663
Total net assets	$ 5,138	$ 268,183	$ 1,447	$ 269,002	$ 262,156
Total number of mutual fund shares	116,121	6,060,625	53,679	12,244,062	4,420,096
Cost of mutual fund shares	$ 4,943	$ 238,985	$ 1,457	$ 247,960	$ 164,298

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Total assets	11,293	25,749	1,197,401	199,247	8
Net assets	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Net assets					
Accumulation units	$ 11,259	$ 25,749	$ 1,189,658	$ 199,247	$ 8
Contracts in payout (annuitization)	34	—	7,743	—	—
Total net assets	$ 11,293	$ 25,749	$ 1,197,401	$ 199,247	$ 8
Total number of mutual fund shares	2,099,103	1,445,742	36,088,033	876,003	222
Cost of mutual fund shares	$ 12,023	$ 24,615	$ 993,424	$ 132,700	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Total assets	19,664	1,664	232	35	260
Net assets	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Net assets					
Accumulation units	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 19,664	$ 1,664	$ 232	$ 35	$ 260
Total number of mutual fund shares	1,286,882	55,166	1,755	1,189	8,219
Cost of mutual fund shares	$ 18,840	$ 1,744	$ 282	$ 32	$ 299

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	128,525	$	14	$	12,049	$	368,594	$	—
Total assets		128,525		14		12,049		368,594		—
Net assets	$	128,525	$	14	$	12,049	$	368,594	$	—
Net assets										
Accumulation units	$	127,126	$	14	$	12,049	$	368,594	$	—
Contracts in payout (annuitization)		1,399		—		—		—		—
Total net assets	$	128,525	$	14	$	12,049	$	368,594	$	—
Total number of mutual fund shares		6,638,663		653		291,613		8,841,304		3
Cost of mutual fund shares	$	116,207	$	15	$	11,479	$	288,207	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Total assets	6	157	1,273	3,046	127
Net assets	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Net assets					
Accumulation units	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6	$ 157	$ 1,273	$ 3,046	$ 127
Total number of mutual fund shares	228	10,627	58,971	56,620	4,193
Cost of mutual fund shares	$ 6	$ 157	$ 1,249	$ 2,863	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Assets					
Investments in mutual funds					
at fair value	$ 238	$ 14	$ 58	$ 52	$ 724
Total assets	238	14	58	52	724
Net assets	$ 238	$ 14	$ 58	$ 52	$ 724
Net assets					
Accumulation units	$ 238	$ 14	$ 58	$ 52	$ 724
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 238	$ 14	$ 58	52	$ 724
Total number of mutual fund shares	4,022	1,212	1,429	1,798	47,691
Cost of mutual fund shares	$ 200	$ 15	$ 48	$ 51	$ 667

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 942	$ 278	$ 440	$ 433	$ 15,278
Total assets	942	278	440	433	15,278
Net assets	$ 942	$ 278	$ 440	$ 433	$ 15,278
Net assets					
Accumulation units	$ 942	$ 278	$ 440	$ 433	$ 15,278
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 942	$ 278	$ 440	$ 433	$ 15,278
Total number of mutual fund shares	89,784	16,987	2,127	28,137	442,066
Cost of mutual fund shares	$ 969	$ 286	$ 458	$ 450	$ 14,371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Total assets	1,170	25	195	24	2,586
Net assets	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Net assets					
Accumulation units	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,170	$ 25	$ 195	$ 24	$ 2,586
Total number of mutual fund shares	102,765	1,170	10,874	2,269	600,051
Cost of mutual fund shares	$ 1,186	$ 25	$ 241	$ 25	$ 2,607

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Lord Abbett Mid Cap Stock Fund - Class A		Lord Abbett Small Cap Value Fund - Class A		Lord Abbett Fundamental Equity Fund - Class A		Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		MainStay Large Cap Growth Fund - Class R3	
Assets										
Investments in mutual funds at fair value	$	898	$	1,242	$	213	$	96,369	$	2
Total assets		898		1,242		213		96,369		2
Net assets	$	898	$	1,242	$	213	$	96,369	$	2
Net assets										
Accumulation units	$	898	$	1,242	$	213	$	95,668	$	2
Contracts in payout (annuitization)		—		—		—		701		—
Total net assets	$	898	$	1,242	$	213	$	96,369	$	2
Total number of mutual fund shares		31,302		56,550		16,470		3,776,211		205
Cost of mutual fund shares	$	630	$	1,512	$	209	$	64,266	$	2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3
Assets					
Investments in mutual funds at fair value	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Total assets	97	10,546	17,807	50	294
Net assets	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Net assets					
Accumulation units	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 97	$ 10,546	$ 17,807	$ 50	$ 294
Total number of mutual fund shares	4,201	1,001,495	1,689,455	2,111	8,482
Cost of mutual fund shares	$ 100	$ 10,833	$ 18,399	$ 50	$ 296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Total assets	640	1,355	12,306	1,718	135,484
Net assets	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Net assets					
Accumulation units	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 640	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Total number of mutual fund shares	10,686	39,726	631,376	49,660	3,884,278
Cost of mutual fund shares	$ 632	$ 1,328	$ 13,162	$ 1,802	$ 118,622

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	New World Fund® - Class R-4		Nuveen Global Infrastructure Fund - Class I		Oppenheimer Capital Appreciation Fund - Class A		Oppenheimer Developing Markets Fund - Class A		Oppenheimer Developing Markets Fund - Class Y	
Assets										
Investments in mutual funds										
at fair value	$	324	$	1,841	$	64	$	197,196	$	35,494
Total assets		324		1,841		64		197,196		35,494
Net assets	$	324	$	1,841	$	64	$	197,196	$	35,494
Net assets										
Accumulation units	$	324	$	1,841	$	64	$	197,196	$	35,494
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	324	$	1,841	$	64	$	197,196	$	35,494
Total number of mutual fund shares		6,327		190,590		1,275		6,082,534		1,110,214
Cost of mutual fund shares	$	328	$	2,031	$	68	$	174,803	$	37,012

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A
Assets					
Investments in mutual funds					
at fair value	$ 38	$ 163	$ 255	$ 365	$ 182
Total assets	38	163	255	365	182
Net assets	$ 38	$ 163	$ 255	$ 365	$ 182
Net assets					
Accumulation units	$ 38	$ 163	$ 255	$ 365	$ 182
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 38	$ 163	$ 255	$ 365	$ 182
Total number of mutual fund shares	2,628	29,125	7,349	9,930	3,881
Cost of mutual fund shares	$ 40	$ 173	$ 265	$ 352	$ 179

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Assets					
Investments in mutual funds at fair value	$ 14	$ 211	$ 90	$ 64	$ 27,621
Total assets	14	211	90	64	27,621
Net assets	$ 14	$ 211	$ 90	$ 64	$ 27,621
Net assets					
Accumulation units	$ —	$ 211	$ 90	$ —	$ 27,621
Contracts in payout (annuitization)	14	—	—	64	—
Total net assets	$ 14	$ 211	$ 90	$ 64	$ 27,621
Total number of mutual fund shares	188	6,038	18,233	2,270	1,147,056
Cost of mutual fund shares	$ 15	$ 168	$ 95	$ 54	$ 28,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Total assets	25,372	38,128	1,570	98,105	14,268
Net assets	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Net assets					
Accumulation units	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 25,372	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Total number of mutual fund shares	645,764	1,706,728	223,077	7,995,509	429,504
Cost of mutual fund shares	$ 24,949	$ 38,252	$ 1,537	$ 111,445	$ 14,529

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Pioneer High Yield Fund - Class A		Pioneer Strategic Income Fund - Class A		Pioneer Emerging Markets VCT Portfolio - Class I		Pioneer Equity Income VCT Portfolio - Class I		Pioneer High Yield VCT Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	1,175	$	992	$	7,280	$	—	$	19,606
Total assets		1,175		992		7,280		—		19,606
Net assets	$	1,175	$	992	$	7,280	$	—	$	19,606
Net assets										
Accumulation units	$	1,175	$	992	$	7,280	$	—	$	19,606
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,175	$	992	$	7,280	$	—	$	19,606
Total number of mutual fund shares		123,700		93,388		451,303		6		2,108,196
Cost of mutual fund shares	$	1,240	$	1,004	$	9,343	$	—	$	21,246

The accompanying notes are an integral part of these financial statements.

29

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Assets					
Investments in mutual funds at fair value	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Total assets	79	10,001	112	2	4,066
Net assets	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Net assets					
Accumulation units	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 79	$ 10,001	$ 112	$ 2	$ 4,066
Total number of mutual fund shares	6,082	749,678	8,380	271	242,196
Cost of mutual fund shares	$ 85	$ 9,355	$ 101	$ 3	$ 4,125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4		T. Rowe Price Institutional Large-Cap Growth Fund		T. Rowe Price Mid-Cap Value Fund - R Class		T. Rowe Price Value Fund - Advisor Class		TCW Total Return Bond Fund - Class N	
Assets										
Investments in mutual funds at fair value	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Total assets		15,154		12,935		1,228		301		5,929
Net assets	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Net assets										
Accumulation units	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	15,154	$	12,935	$	1,228	$	301	$	5,929
Total number of mutual fund shares		332,104		442,363		43,034		9,067		581,881
Cost of mutual fund shares	$	15,338	$	12,504	$	1,127	$	300	$	6,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Total assets	510	27,244	129,353	32	3
Net assets	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Net assets					
Accumulation units	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 510	$ 27,244	$ 129,353	$ 32	$ 3
Total number of mutual fund shares	72,960	2,277,950	10,779,431	1,072	109
Cost of mutual fund shares	$ 532	$ 29,252	$ 141,240	$ 33	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class		USAA Precious Metals and Minerals Fund - Adviser Shares		Diversified Value Portfolio		Equity Income Portfolio		Small Company Growth Portfolio	
Assets										
Investments in mutual funds										
at fair value	$	6,257	$	14,039	$	103	$	199	$	33
Total assets		6,257		14,039		103		199		33
Net assets	$	6,257	$	14,039	$	103	$	199	$	33
Net assets										
Accumulation units	$	6,257	$	14,039	$	103	$	199	$	33
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	6,257	$	14,039	$	103	$	199	$	33
Total number of mutual fund shares		651,128		1,168,940		6,013		9,004		1,557
Cost of mutual fund shares	$	5,874	$	15,679	$	82	$	186	$	32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Total assets	115	1,674	38	250,957	60
Net assets	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Net assets					
Accumulation units	$ 115	$ 1,674	$ 38	$ 236,293	$ 60
Contracts in payout (annuitization)	—	—	—	14,664	—
Total net assets	$ 115	$ 1,674	$ 38	$ 250,957	$ 60
Total number of mutual fund shares	2,978	46,286	915	16,808,881	4,968
Cost of mutual fund shares	$ 102	$ 1,606	$ 33	$ 196,967	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Real Estate Fund - Class A		Voya Large-Cap Growth Fund - Class A		Voya Floating Rate Fund - Class A		Voya GNMA Income Fund - Class A		Voya Intermediate Bond Fund - Class A	
Assets										
Investments in mutual funds at fair value	$	841	$	158	$	149	$	3,178	$	743
Total assets		841		158		149		3,178		743
Net assets	$	841	$	158	$	149	$	3,178	$	743
Net assets										
Accumulation units	$	841	$	158	$	149	$	3,178	$	743
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	841	$	158	$	149	$	3,178	$	743
Total number of mutual fund shares		46,747		5,201		14,994		376,105		74,479
Cost of mutual fund shares	$	877	$	154	$	149	$	3,282	$	748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Total assets	463,454	2,631	5,274	39	31,164
Net assets	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Net assets					
Accumulation units	$ 449,492	$ 2,631	$ 5,274	$ 39	$ 31,164
Contracts in payout (annuitization)	13,962	—	—	—	—
Total net assets	$ 463,454	$ 2,631	$ 5,274	$ 39	$ 31,164
Total number of mutual fund shares	36,607,716	209,148	510,014	3,901	3,113,255
Cost of mutual fund shares	$ 462,209	$ 2,691	$ 5,237	$ 40	$ 32,095

The accompanying notes are an integral part of these financial statements.

	Voya High Yield Portfolio - Service Class		Voya Large Cap Growth Portfolio - Adviser Class		Voya Large Cap Growth Portfolio - Institutional Class		Voya Large Cap Growth Portfolio - Service Class		Voya Large Cap Value Portfolio - Adviser Class	
Assets										
Investments in mutual funds at fair value	$	21,510	$	121	$	430,272	$	6,892	$	21
Total assets		21,510		121		430,272		6,892		21
Net assets	$	21,510	$	121	$	430,272	$	6,892	$	21
Net assets										
Accumulation units	$	21,510	$	121	$	429,191	$	6,892	$	21
Contracts in payout (annuitization)		—		—		1,081		—		—
Total net assets	$	21,510	$	121	$	430,272	$	6,892	$	21
Total number of mutual fund shares		2,148,884		7,453		24,813,837		406,143		1,752
Cost of mutual fund shares	$	22,170	$	129	$	429,163	$	7,415	$	19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Total assets	328,460	1,668	10	13,095	387
Net assets	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Net assets					
Accumulation units	$ 324,981	$ 1,668	$ 10	$ 12,871	$ 387
Contracts in payout (annuitization)	3,479	—	—	224	—
Total net assets	$ 328,460	$ 1,668	$ 10	$ 13,095	$ 387
Total number of mutual fund shares	27,371,674	140,633	1,023	879,418	25,960
Cost of mutual fund shares	$ 284,752	$ 1,681	$ 10	$ 12,423	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Total assets	20,177	48	38	84,613	90
Net assets	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Net assets					
Accumulation units	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 20,177	$ 48	$ 38	$ 84,613	$ 90
Total number of mutual fund shares	1,463,149	5,250	3,367	7,219,513	2,566
Cost of mutual fund shares	$ 20,507	$ 51	$ 41	$ 78,711	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,120	$ 61,308	$ 30,214	$ 50,547	$ 26,466
Total assets	2,120	61,308	30,214	50,547	26,466
Net assets	$ 2,120	$ 61,308	$ 30,214	$ 50,547	$ 26,466
Net assets					
Accumulation units	$ —	$ 61,308	$ 30,214	$ 50,547	$ 26,466
Contracts in payout (annuitization)	2,120	—	—	—	—
Total net assets	$ 2,120	$ 61,308	$ 30,214	$ 50,547	$ 26,466
Total number of mutual fund shares	57,786	1,676,008	1,941,789	3,284,385	988,640
Cost of mutual fund shares	$ 1,644	$ 46,083	$ 32,923	$ 52,141	$ 27,825

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Total assets	28,398	266	19,344	17,732	28
Net assets	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Net assets					
Accumulation units	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 28,398	$ 266	$ 19,344	$ 17,732	$ 28
Total number of mutual fund shares	1,054,135	18,402	1,280,197	1,179,777	1,514
Cost of mutual fund shares	$ 27,999	$ 312	$ 23,973	$ 21,422	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Total assets	38,416	27,747	52	450	266,487
Net assets	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Net assets					
Accumulation units	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 38,416	$ 27,747	$ 52	$ 450	$ 266,487
Total number of mutual fund shares	1,960,976	1,433,962	3,588	18,335	10,454,557
Cost of mutual fund shares	$ 36,829	$ 26,530	$ 58	$ 476	$ 274,582

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Total assets	710,826	1,281	101,935	89	6,961
Net assets	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Net assets					
Accumulation units	$ 710,826	$ 1,281	$ 101,377	$ 89	$ 6,961
Contracts in payout (annuitization)	—	—	558	—	—
Total net assets	$ 710,826	$ 1,281	$ 101,935	$ 89	$ 6,961
Total number of mutual fund shares	27,875,528	93,996	7,349,346	6,978	545,077
Cost of mutual fund shares	$ 682,970	$ 1,253	$ 96,410	$ 83	$ 6,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Total assets	713	4,876	228,794	162	294
Net assets	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Net assets					
Accumulation units	$ 713	$ 4,876	$ 227,531	$ 162	$ 294
Contracts in payout (annuitization)	—	—	1,263	—	—
Total net assets	$ 713	$ 4,876	$ 228,794	$ 162	$ 294
Total number of mutual fund shares	72,654	492,555	228,793,973	8,579	6,135
Cost of mutual fund shares	$ 851	$ 6,286	$ 228,794	$ 162	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Total assets	28	285	76,457	704	8,027
Net assets	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Net assets					
Accumulation units	$ 28	$ 285	$ 74,794	$ 695	$ 8,027
Contracts in payout (annuitization)	—	—	1,663	9	—
Total net assets	$ 28	$ 285	$ 76,457	$ 704	$ 8,027
Total number of mutual fund shares	584	27,881	7,337,565	67,652	792,403
Cost of mutual fund shares	$ 29	$ 297	$ 83,120	$ 731	$ 8,830

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Total assets	2,415	4,345	9,330	3,721	2,640
Net assets	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Net assets					
Accumulation units	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,415	$ 4,345	$ 9,330	$ 3,721	$ 2,640
Total number of mutual fund shares	241,035	440,694	911,993	368,038	265,043
Cost of mutual fund shares	$ 2,558	$ 4,650	$ 10,444	$ 4,103	$ 2,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Total assets	9,650	1,755	2,669	2,292	1,009
Net assets	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Net assets					
Accumulation units	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,650	$ 1,755	$ 2,669	$ 2,292	$ 1,009
Total number of mutual fund shares	915,524	168,794	260,673	172,494	76,686
Cost of mutual fund shares	$ 10,686	$ 1,855	$ 2,870	$ 2,393	$ 1,047

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Total assets	831	3,658	895	1,145	437
Net assets	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Net assets					
Accumulation units	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 831	$ 3,658	$ 895	$ 1,145	$ 437
Total number of mutual fund shares	63,605	367,287	90,790	118,559	40,974
Cost of mutual fund shares	$ 877	$ 3,654	$ 896	$ 1,147	$ 454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Total assets	2,609	135,518	11,067	386	3,095
Net assets	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Net assets					
Accumulation units	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,609	$ 135,518	$ 11,067	$ 386	$ 3,095
Total number of mutual fund shares	238,445	12,524,809	1,051,979	36,025	281,859
Cost of mutual fund shares	$ 2,893	$ 143,785	$ 12,275	$ 401	$ 3,431

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 136,495	$ 13,278	$ 33	$ 2,351	$ 102,771
Total assets	136,495	13,278	33	2,351	102,771
Net assets	$ 136,495	$ 13,278	$ 33	$ 2,351	$ 102,771
Net assets					
Accumulation units	$ 136,495	$ 13,278	$ 33	$ 2,351	$ 102,771
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 136,495	$ 13,278	$ 33	$ 2,351	$ 102,771
Total number of mutual fund shares	12,557,077	1,265,791	3,066	215,334	9,542,348
Cost of mutual fund shares	$ 147,757	$ 14,682	$ 37	$ 2,451	$ 113,126

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 7,798	$ 1,073	$ 18,451	$ 1,438	$ 4,837
Total assets	7,798	1,073	18,451	1,438	4,837
Net assets	$ 7,798	$ 1,073	$ 18,451	$ 1,438	$ 4,837
Net assets					
Accumulation units	$ 7,798	$ 1,073	$ 18,451	$ 1,438	$ 4,837
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,798	$ 1,073	$ 18,451	$ 1,438	$ 4,837
Total number of mutual fund shares	741,969	85,772	1,490,368	116,787	526,855
Cost of mutual fund shares	$ 8,994	$ 1,067	$ 19,928	$ 1,519	$ 5,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Total assets	1,009	6,602	63,458	5,591	6,427
Net assets	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Net assets					
Accumulation units	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,009	$ 6,602	$ 63,458	$ 5,591	$ 6,427
Total number of mutual fund shares	90,855	580,136	5,625,751	508,712	680,820
Cost of mutual fund shares	$ 1,005	$ 6,654	$ 63,100	$ 5,570	$ 7,075

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Total assets	75	32,821	68,126	315	123,986
Net assets	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Net assets					
Accumulation units	$ 75	$ 32,821	$ 66,948	$ 315	$ 123,099
Contracts in payout (annuitization)	—	—	1,178	—	887
Total net assets	$ 75	$ 32,821	$ 68,126	$ 315	$ 123,986
Total number of mutual fund shares	6,249	2,580,295	5,424,015	12,701	4,781,584
Cost of mutual fund shares	$ 72	$ 32,984	$ 66,495	$ 311	$ 106,798

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Total assets	13,696	159	7,084	408	64,533
Net assets	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Net assets					
Accumulation units	$ 13,554	$ 159	$ 7,084	$ 408	$ 63,425
Contracts in payout (annuitization)	142	—	—	—	1,108
Total net assets	$ 13,696	$ 159	$ 7,084	$ 408	$ 64,533
Total number of mutual fund shares	645,746	8,615	373,637	23,518	3,698,153
Cost of mutual fund shares	$ 13,365	$ 110	$ 5,883	$ 286	$ 44,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Total assets	1,585	320,439	1,687	344	8,433
Net assets	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Net assets					
Accumulation units	$ 1,585	$ 317,893	$ 1,687	$ 344	$ 8,433
Contracts in payout (annuitization)	—	2,546	—	—	—
Total net assets	$ 1,585	$ 320,439	$ 1,687	$ 344	$ 8,433
Total number of mutual fund shares	35,964	7,143,091	37,930	17,804	426,964
Cost of mutual fund shares	$ 1,607	$ 285,921	$ 1,692	$ 323	$ 8,753

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Total assets	67,799	373	512,098	1,103	33,378
Net assets	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Net assets					
Accumulation units	$ 66,380	$ 373	$ 509,030	$ 1,103	$ 32,593
Contracts in payout (annuitization)	1,419	—	3,068	—	785
Total net assets	$ 67,799	$ 373	$ 512,098	$ 1,103	$ 33,378
Total number of mutual fund shares	3,462,647	23,447	30,923,784	68,998	2,855,301
Cost of mutual fund shares	$ 63,346	$ 357	$ 449,189	$ 1,104	$ 34,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Total assets	856	319	389,971	1,069	1,119
Net assets	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Net assets					
Accumulation units	$ 856	$ 319	$ 388,107	$ 1,069	$ 1,119
Contracts in payout (annuitization)	—	—	1,864	—	—
Total net assets	$ 856	$ 319	$ 389,971	$ 1,069	$ 1,119
Total number of mutual fund shares	73,393	34,677	38,880,470	110,108	15,425
Cost of mutual fund shares	$ 877	$ 323	$ 356,558	$ 1,144	$ 1,134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Total assets	359,212	3,555	223	81,205	250
Net assets	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Net assets					
Accumulation units	$ 356,816	$ 3,555	$ 223	$ 79,592	$ 250
Contracts in payout (annuitization)	2,396	—	—	1,613	—
Total net assets	$ 359,212	$ 3,555	$ 223	$ 81,205	$ 250
Total number of mutual fund shares	4,638,589	47,425	20,445	7,375,608	22,810
Cost of mutual fund shares	$ 314,419	$ 3,713	$ 224	$ 78,570	$ 268

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I		Voya Strategic Allocation Conservative Portfolio - Class I		Voya Strategic Allocation Growth Portfolio - Class I		Voya Strategic Allocation Moderate Portfolio - Class I		Voya Growth and Income Portfolio - Class A	
Assets										
Investments in mutual funds at fair value	$	3,517	$	31,090	$	69,555	$	62,777	$	1,308
Total assets		3,517		31,090		69,555		62,777		1,308
Net assets	$	3,517	$	31,090	$	69,555	$	62,777	$	1,308
Net assets										
Accumulation units	$	3,517	$	30,409	$	68,916	$	61,498	$	1,308
Contracts in payout (annuitization)		—		681		639		1,279		—
Total net assets	$	3,517	$	31,090	$	69,555	$	62,777	$	1,308
Total number of mutual fund shares		185,687		2,479,242		5,025,686		4,763,055		47,564
Cost of mutual fund shares	$	3,261	$	29,253	$	51,650	$	50,405	$	1,279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Total assets	1,180,483	335	88,186	11,258	332,137
Net assets	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Net assets					
Accumulation units	$ 1,110,307	$ 335	$ 86,858	$ 11,258	$ 328,068
Contracts in payout (annuitization)	70,176	—	1,328	—	4,069
Total net assets	$ 1,180,483	$ 335	$ 88,186	$ 11,258	$ 332,137
Total number of mutual fund shares	42,356,776	12,154	9,574,993	1,223,731	13,730,331
Cost of mutual fund shares	$ 999,651	$ 368	$ 90,596	$ 11,540	$ 208,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Total assets	298	361,836	282	163,309	275
Net assets	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Net assets					
Accumulation units	$ 298	$ 360,219	$ 282	$ 161,778	$ 275
Contracts in payout (annuitization)	—	1,617	—	1,531	—
Total net assets	$ 298	$ 361,836	$ 282	$ 163,309	$ 275
Total number of mutual fund shares	12,431	16,544,847	13,082	6,068,721	10,318
Cost of mutual fund shares	$ 208	$ 287,114	$ 257	$ 93,209	$ 172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S		Voya Russell™ Large Cap Growth Index Portfolio - Class I		Voya Russell™ Large Cap Growth Index Portfolio - Class S		Voya Russell™ Large Cap Index Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	29,891	$	7	$	40,899	$	1,182	$	93,725
Total assets		29,891		7		40,899		1,182		93,725
Net assets	$	29,891	$	7	$	40,899	$	1,182	$	93,725
Net assets										
Accumulation units	$	29,490	$	7	$	40,506	$	1,182	$	93,725
Contracts in payout (annuitization)		401		—		393		—		—
Total net assets	$	29,891	$	7	$	40,899	$	1,182	$	93,725
Total number of mutual fund shares		3,392,899		777		1,501,443		43,623		5,383,403
Cost of mutual fund shares	$	30,933	$	7	$	36,968	$	837	$	77,102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Total assets	400	490	13,396	12,817	105,572
Net assets	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Net assets					
Accumulation units	$ —	$ 490	$ 13,396	$ 12,817	$ 105,572
Contracts in payout (annuitization)	400	—	—	—	—
Total net assets	$ 400	$ 490	$ 13,396	$ 12,817	$ 105,572
Total number of mutual fund shares	23,132	23,341	642,171	450,813	7,019,426
Cost of mutual fund shares	$ 334	$ 446	$ 12,140	$ 11,378	$ 103,959

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Total assets	45,782	169,597	401	16,169	132,120
Net assets	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Net assets					
Accumulation units	$ 45,782	$ 166,743	$ 401	$ 16,169	$ 132,120
Contracts in payout (annuitization)	—	2,854	—	—	—
Total net assets	$ 45,782	$ 169,597	$ 401	$ 16,169	$ 132,120
Total number of mutual fund shares	3,070,539	7,667,123	18,539	1,535,495	10,706,626
Cost of mutual fund shares	$ 43,952	$ 140,211	$ 342	$ 16,480	$ 148,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Assets					
Investments in mutual funds at fair value	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Total assets	1,066	56,707	99	41,297	61,099
Net assets	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Net assets					
Accumulation units	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,066	$ 56,707	$ 99	$ 41,297	$ 61,099
Total number of mutual fund shares	90,973	2,210,793	4,083	1,746,931	3,198,882
Cost of mutual fund shares	$ 1,183	$ 55,478	$ 102	$ 52,133	$ 76,731

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class
Assets					
Investments in mutual funds at fair value	$ 68,640	$ 2,724	$ 152,821	$ 153	$ 216
Total assets	68,640	2,724	152,821	153	216
Net assets	$ 68,640	$ 2,724	$ 152,821	$ 153	$ 216
Net assets					
Accumulation units	$ 68,640	$ 2,724	$ 152,821	$ 153	$ 216
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 68,640	$ 2,724	$ 152,821	$ 153	$ 216
Total number of mutual fund shares	2,587,251	67,017	3,749,293	7,308	5,003
Cost of mutual fund shares	$ 80,811	$ 2,680	$ 122,155	$ 172	$ 213

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Assets	
Investments in mutual funds	
at fair value	$ 124,195
Total assets	124,195
Net assets	$ 124,195
Net assets	
Accumulation units	$ 124,195
Contracts in payout (annuitization)	—
Total net assets	$ 124,195
Total number of mutual fund shares	3,754,397
Cost of mutual fund shares	$ 85,625

The accompanying notes are an integral part of these financial statements.

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 5	$ 118	$ 3	$ 11
Expenses:					
Mortality and expense risks and other					
charges	1	7	—	1	36
Total expenses	1	7	—	1	36
Net investment income (loss)	2	(2)	118	2	(25)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	27	(26)	(1)	5
Capital gains distributions	9	32	—	—	345
Total realized gain (loss) on investments					
and capital gains distributions	15	59	(26)	(1)	350
Net unrealized appreciation					
(depreciation) of investments	—	2	133	4	65
Net realized and unrealized gain (loss)					
on investments	15	61	107	3	415
Net increase (decrease) in net assets					
resulting from operations	$ 17	$ 59	$ 225	$ 5	$ 390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 8	$ —	$ —	$ 12
Expenses:					
Mortality and expense risks and other charges	1	4	—	2	2
Total expenses	1	4	—	2	2
Net investment income (loss)	(1)	4	—	(2)	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	1	(1)	(17)	(3)
Capital gains distributions	6	—	—	4	—
Total realized gain (loss) on investments and capital gains distributions	—	1	(1)	(13)	(3)
Net unrealized appreciation (depreciation) of investments	7	(13)	3	(15)	14
Net realized and unrealized gain (loss) on investments	7	(12)	2	(28)	11
Net increase (decrease) in net assets resulting from operations	$ 6	$ (8)	$ 2	$ (30)	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 1	$ 1	$ —	$ 248
Expenses:					
Mortality and expense risks and other charges	9	—	2	249	343
Total expenses	9	—	2	249	343
Net investment income (loss)	(5)	1	(1)	(249)	(95)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(87)	(1)	(28)	1,306	1,148
Capital gains distributions	6	—	5	2,159	2,221
Total realized gain (loss) on investments and capital gains distributions	(81)	(1)	(23)	3,465	3,369
Net unrealized appreciation (depreciation) of investments	181	7	64	(2,957)	(360)
Net realized and unrealized gain (loss) on investments	100	6	41	508	3,009
Net increase (decrease) in net assets resulting from operations	$ 95	$ 7	$ 40	$ 259	$ 2,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 6	$ —	$ 7
Expenses:					
Mortality and expense risks and other charges	6	39	2	—	4
Total expenses	6	39	2	—	4
Net investment income (loss)	(6)	(39)	4	—	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(58)	72	1	6	(72)
Capital gains distributions	4	143	10	—	12
Total realized gain (loss) on investments and capital gains distributions	(54)	215	11	6	(60)
Net unrealized appreciation (depreciation) of investments	72	(136)	23	(4)	157
Net realized and unrealized gain (loss) on investments	18	79	34	2	97
Net increase (decrease) in net assets resulting from operations	$ 12	$ 40	$ 38	$ 2	$ 100

The accompanying notes are an integral part of these financial statements.

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 246	$ 924	$ 66	$ 1	$ 487
Expenses:					
Mortality and expense risks and other charges	367	660	28	1	264
Total expenses	367	660	28	1	264
Net investment income (loss)	(121)	264	38	—	223
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,209	2,151	388	(1)	(807)
Capital gains distributions	4,266	1,810	109	5	32
Total realized gain (loss) on investments and capital gains distributions	5,475	3,961	497	4	(775)
Net unrealized appreciation (depreciation) of investments	(2,994)	1,005	(190)	32	1,465
Net realized and unrealized gain (loss) on investments	2,481	4,966	307	36	690
Net increase (decrease) in net assets resulting from operations	$ 2,360	$ 5,230	$ 345	$ 36	$ 913

The accompanying notes are an integral part of these financial statements.

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ 199	$ 18	$ 1,255	$ 83	$ 118
Expenses:					
Mortality and expense risks and other					
charges	112	7	663	13	293
Total expenses	112	7	663	13	293
Net investment income (loss)	87	11	592	70	(175)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	684	23	2,503	32	(1,465)
Capital gains distributions	158	45	2,549	124	1,526
Total realized gain (loss) on investments					
and capital gains distributions	842	68	5,052	156	61
Net unrealized appreciation					
(depreciation) of investments	138	73	2,998	277	6,985
Net realized and unrealized gain (loss)					
on investments	980	141	8,050	433	7,046
Net increase (decrease) in net assets					
resulting from operations	$ 1,067	$ 152	$ 8,642	$ 503	$ 6,871

The accompanying notes are an integral part of these financial statements.

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 31	$ 133	$ 24	$ —
Expenses:					
Mortality and expense risks and other charges	4	105	129	7	5
Total expenses	4	105	129	7	5
Net investment income (loss)	(1)	(74)	4	17	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	(702)	227	27	(24)
Capital gains distributions	34	646	—	82	28
Total realized gain (loss) on investments and capital gains distributions	31	(56)	227	109	4
Net unrealized appreciation (depreciation) of investments	20	1,479	(1,665)	65	(54)
Net realized and unrealized gain (loss) on investments	51	1,423	(1,438)	174	(50)
Net increase (decrease) in net assets resulting from operations	$ 50	$ 1,349	$ (1,434)	$ 191	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 64	$ 175	$ 906
Expenses:					
Mortality and expense risks and other charges	134	1	151	100	524
Total expenses	134	1	151	100	524
Net investment income (loss)	(134)	—	(87)	75	382
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,212)	(1)	(598)	55	127
Capital gains distributions	297	5	721	—	1,378
Total realized gain (loss) on investments and capital gains distributions	(915)	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	234	15	2,520	44	1,345
Net realized and unrealized gain (loss) on investments	(681)	19	2,643	99	2,850
Net increase (decrease) in net assets resulting from operations	$ (815)	$ 19	$ 2,556	$ 174	$ 3,232

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^SM - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^SM Acorn® Fund - Class A	Columbia^SM Acorn® Fund - Class Z
Net investment income (loss)					
Investment income:					
Dividends	$ 63	$ 17	$ 257	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	16	3	94	—	—
Total expenses	16	3	94	—	—
Net investment income (loss)	47	14	163	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	49	(253)	(12)	(3)
Capital gains distributions	—	21	873	17	—
Total realized gain (loss) on investments and capital gains distributions	(3)	70	620	5	(3)
Net unrealized appreciation (depreciation) of investments	(14)	(39)	(537)	—	3
Net realized and unrealized gain (loss) on investments	(17)	31	83	5	—
Net increase (decrease) in net assets resulting from operations	$ 30	$ 45	$ 246	$ 5	$ —

The accompanying notes are an integral part of these financial statements.

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 62	$ —	$ —	$ —	$ 138
Expenses:					
Mortality and expense risks and other charges	67	—	2	—	37
Total expenses	67	—	2	—	37
Net investment income (loss)	(5)	—	(2)	—	101
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(450)	—	(21)	—	(24)
Capital gains distributions	591	—	12	—	—
Total realized gain (loss) on investments and capital gains distributions	141	—	(9)	—	(24)
Net unrealized appreciation (depreciation) of investments	877	—	54	1	38
Net realized and unrealized gain (loss) on investments	1,018	—	45	1	14
Net increase (decrease) in net assets resulting from operations	$ 1,013	$ —	$ 43	$ 1	$ 115

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 13	$ —	$ 7	$ 10
Expenses:					
Mortality and expense risks and other charges	—	12	—	—	—
Total expenses	—	12	—	—	—
Net investment income (loss)	1	1	—	7	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(20)	(54)	(3)	2	1
Capital gains distributions	1,297	—	—	1	—
Total realized gain (loss) on investments and capital gains distributions	1,277	(54)	(3)	3	1
Net unrealized appreciation (depreciation) of investments	(1,452)	420	4	(15)	23
Net realized and unrealized gain (loss) on investments	(175)	366	1	(12)	24
Net increase (decrease) in net assets resulting from operations	$ (174)	$ 367	$ 1	$ (5)	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 65	$ 4	$ 5	$ 15	$ 1
Expenses:					
Mortality and expense risks and other charges	—	2	3	8	—
Total expenses	—	2	3	8	—
Net investment income (loss)	65	2	2	7	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(31)	8	(9)	76	(16)
Capital gains distributions	271	3	14	67	—
Total realized gain (loss) on investments and capital gains distributions	240	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	1,326	12	36	(72)	19
Net realized and unrealized gain (loss) on investments	1,566	23	41	71	3
Net increase (decrease) in net assets resulting from operations	$ 1,631	$ 25	$ 43	$ 78	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 49	$ 3,378	$ 6	$ 5,794	$ 102
Expenses:					
Mortality and expense risks and other charges	32	2,317	14	2,520	2,579
Total expenses	32	2,317	14	2,520	2,579
Net investment income (loss)	17	1,061	(8)	3,274	(2,477)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	223	(4,812)	2	(9,715)	17,369
Capital gains distributions	—	—	65	16,384	26,373
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	67	6,669	43,742
Net unrealized appreciation (depreciation) of investments	(250)	3,219	11	29,724	(42,225)
Net realized and unrealized gain (loss) on investments	(27)	(1,593)	78	36,393	1,517
Net increase (decrease) in net assets resulting from operations	$ (10)	$ (532)	$ 70	$ 39,667	$ (960)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 577	$ 385	$ 9,465	$ 2,793	$ —
Expenses:					
Mortality and expense risks and other charges	119	260	10,975	2,135	—
Total expenses	119	260	10,975	2,135	—
Net investment income (loss)	458	125	(1,510)	658	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(158)	1,357	(370)	4,239	—
Capital gains distributions	—	46	95,062	185	—
Total realized gain (loss) on investments and capital gains distributions	(158)	1,403	94,692	4,424	—
Net unrealized appreciation (depreciation) of investments	1,056	(3,270)	(13,762)	13,898	1
Net realized and unrealized gain (loss) on investments	898	(1,867)	80,930	18,322	1
Net increase (decrease) in net assets resulting from operations	$ 1,356	$ (1,742)	$ 79,420	$ 18,980	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 292	$ 29	$ 3	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	228	10	2	—	2
Total expenses	228	10	2	—	2
Net investment income (loss)	64	19	1	—	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	85	14	(35)	4	(20)
Capital gains distributions	881	71	7	—	16
Total realized gain (loss) on investments and capital gains distributions	966	85	(28)	4	(4)
Net unrealized appreciation (depreciation) of investments	(657)	88	(22)	5	17
Net realized and unrealized gain (loss) on investments	309	173	(50)	9	13
Net increase (decrease) in net assets resulting from operations	$ 373	$ 192	$ (49)	$ 9	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 897	$ —	$ 29	$ 2,045	$ —
Expenses:					
Mortality and expense risks and other charges	1,022	—	77	3,378	—
Total expenses	1,022	—	77	3,378	—
Net investment income (loss)	(125)	—	(48)	(1,333)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,408	—	1,067	5,311	—
Capital gains distributions	16,486	—	701	21,055	—
Total realized gain (loss) on investments and capital gains distributions	20,894	—	1,768	26,366	—
Net unrealized appreciation (depreciation) of investments	8,132	—	(895)	563	—
Net realized and unrealized gain (loss) on investments	29,026	—	873	26,929	—
Net increase (decrease) in net assets resulting from operations	$ 28,901	$ —	$ 825	$ 25,596	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 41	$ —	$ 3
Expenses:					
Mortality and expense risks and other charges	—	—	9	25	1
Total expenses	—	—	9	25	1
Net investment income (loss)	—	2	32	(25)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	72	(210)	1
Capital gains distributions	—	—	—	—	2
Total realized gain (loss) on investments and capital gains distributions	—	—	72	(210)	3
Net unrealized appreciation (depreciation) of investments	1	—	16	342	—
Net realized and unrealized gain (loss) on investments	1	—	88	132	3
Net increase (decrease) in net assets resulting from operations	$ 1	$ 2	$ 120	$ 107	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ —	$ 1	$ —	$ 10
Expenses:					
Mortality and expense risks and other charges	3	—	1	1	5
Total expenses	3	—	1	1	5
Net investment income (loss)	(1)	—	—	(1)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	29	(1)	4	9	—
Capital gains distributions	16	—	—	3	4
Total realized gain (loss) on investments and capital gains distributions	45	(1)	4	12	4
Net unrealized appreciation (depreciation) of investments	(21)	2	(4)	(13)	63
Net realized and unrealized gain (loss) on investments	24	1	—	(1)	67
Net increase (decrease) in net assets resulting from operations	$ 23	$ 1	$ —	$ (2)	$ 72

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard International Equity Portfolio - Open Shares	Lazard US Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 27	$ —	$ 1	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	10	—	1	25	4
Total expenses	10	—	1	25	4
Net investment income (loss)	17	—	—	(25)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	—	—	243	(2)
Capital gains distributions	3	—	—	—	17
Total realized gain (loss) on investments and capital gains distributions	(8)	—	—	243	15
Net unrealized appreciation (depreciation) of investments	(5)	—	(8)	(378)	8
Net realized and unrealized gain (loss) on investments	(13)	—	(8)	(135)	23
Net increase (decrease) in net assets resulting from operations	$ 4	$ —	$ (8)	$ (160)	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	LKCM Aquinas Catholic Equity Fund	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ 21	$ 24	$ —
Expenses:					
Mortality and expense risks and other charges	2	2	123	14	—
Total expenses	2	2	123	14	—
Net investment income (loss)	(1)	(2)	(102)	10	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(27)	254	(7)	(1)
Capital gains distributions	31	39	1,127	—	1
Total realized gain (loss) on investments and capital gains distributions	31	12	1,381	(7)	—
Net unrealized appreciation (depreciation) of investments	(17)	7	1,749	(5)	2
Net realized and unrealized gain (loss) on investments	14	19	3,130	(12)	2
Net increase (decrease) in net assets resulting from operations	$ 13	$ 17	$ 3,028	$ (2)	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 32	$ 5	$ —
Expenses:					
Mortality and expense risks and other charges	2	—	8	7	9
Total expenses	2	—	8	7	9
Net investment income (loss)	(2)	1	24	(2)	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(35)	—	(1)	66	(80)
Capital gains distributions	—	—	—	—	154
Total realized gain (loss) on investments and capital gains distributions	(35)	—	(1)	66	74
Net unrealized appreciation (depreciation) of investments	21	1	(21)	68	141
Net realized and unrealized gain (loss) on investments	(14)	1	(22)	134	215
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 2	$ 2	$ 132	$ 206

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 460	$ —	$ 1	$ 135
Expenses:					
Mortality and expense risks and other charges	2	855	—	1	—
Total expenses	2	855	—	1	—
Net investment income (loss)	1	(395)	—	—	135
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(45)	2,044	—	(2)	3
Capital gains distributions	7	5,230	—	5	141
Total realized gain (loss) on investments and capital gains distributions	(38)	7,274	—	3	144
Net unrealized appreciation (depreciation) of investments	60	6,246	—	3	(233)
Net realized and unrealized gain (loss) on investments	22	13,520	—	6	(89)
Net increase (decrease) in net assets resulting from operations	$ 23	$ 13,125	$ —	$ 6	$ 46

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 276	$ —	$ 4	$ —	$ 11
Expenses:					
Mortality and expense risks and other charges	154	1	2	5	—
Total expenses	154	1	2	5	—
Net investment income (loss)	122	(1)	2	(5)	11
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	44	—	—	(6)	(9)
Capital gains distributions	252	1	—	35	49
Total realized gain (loss) on investments and capital gains distributions	296	1	—	29	40
Net unrealized appreciation (depreciation) of investments	(253)	3	1	69	49
Net realized and unrealized gain (loss) on investments	43	4	1	98	89
Net increase (decrease) in net assets resulting from operations	$ 165	$ 3	$ 3	$ 93	$ 100

The accompanying notes are an integral part of these financial statements.

	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 134	$ 8	$ 1,072	$ 3	$ 64
Expenses:					
Mortality and expense risks and other charges	114	8	1,075	1	19
Total expenses	114	8	1,075	1	19
Net investment income (loss)	20	—	(3)	2	45
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	190	125	2,704	(3)	(30)
Capital gains distributions	780	51	4,108	—	84
Total realized gain (loss) on investments and capital gains distributions	970	176	6,812	(3)	54
Net unrealized appreciation (depreciation) of investments	18	(197)	(5,378)	8	(70)
Net realized and unrealized gain (loss) on investments	988	(21)	1,434	5	(16)
Net increase (decrease) in net assets resulting from operations	$ 1,008	$ (21)	$ 1,431	$ 7	$ 29

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 25	$ —	$ 445	$ 183	$ 3
Expenses:					
Mortality and expense risks and other charges	7	1	2,039	153	—
Total expenses	7	1	2,039	153	—
Net investment income (loss)	18	(1)	(1,594)	30	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13)	1	9,950	(137)	(5)
Capital gains distributions	24	3	—	—	—
Total realized gain (loss) on investments and capital gains distributions	11	4	9,950	(137)	(5)
Net unrealized appreciation (depreciation) of investments	47	(6)	2,665	2,331	11
Net realized and unrealized gain (loss) on investments	58	(2)	12,615	2,194	6
Net increase (decrease) in net assets resulting from operations	$ 76	$ (3)	$ 11,021	$ 2,224	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ 4	$ 3	$ 2	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	1	2	3	1	—
Total expenses	1	2	3	1	—
Net investment income (loss)	3	1	(1)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	4	1	—
Capital gains distributions	—	—	—	2	1
Total realized gain (loss) on investments and capital gains distributions	—	—	4	3	1
Net unrealized appreciation (depreciation) of investments	(5)	(6)	(2)	3	(1)
Net realized and unrealized gain (loss) on investments	(5)	(6)	2	6	—
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (5)	$ 1	$ 6	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund^SM - Investor Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 4	$ 1	$ 132	$ 244
Expenses:					
Mortality and expense risks and other charges	2	1	1	220	190
Total expenses	2	1	1	220	190
Net investment income (loss)	—	3	—	(88)	54
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(1)	2	328	88
Capital gains distributions	14	—	8	976	681
Total realized gain (loss) on investments and capital gains distributions	16	(1)	10	1,304	769
Net unrealized appreciation (depreciation) of investments	(18)	2	(3)	2,862	1,289
Net realized and unrealized gain (loss) on investments	(2)	1	7	4,166	2,058
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 4	$ 7	$ 4,078	$ 2,112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Pax Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 499	$ 10	$ 2,269	$ 258	$ 72
Expenses:					
Mortality and expense risks and other charges	407	12	817	102	12
Total expenses	407	12	817	102	12
Net investment income (loss)	92	(2)	1,452	156	60
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	749	(25)	(2,002)	66	(136)
Capital gains distributions	661	—	—	1,400	—
Total realized gain (loss) on investments and capital gains distributions	1,410	(25)	(2,002)	1,466	(136)
Net unrealized appreciation (depreciation) of investments	288	129	4,863	499	252
Net realized and unrealized gain (loss) on investments	1,698	104	2,861	1,965	116
Net increase (decrease) in net assets resulting from operations	$ 1,790	$ 102	$ 4,313	$ 2,121	$ 176

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 34	$ 42	$ 2	$ 919	$ —
Expenses:					
Mortality and expense risks and other charges	6	70	1	173	—
Total expenses	6	70	1	173	—
Net investment income (loss)	28	(28)	1	746	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(37)	(2,139)	6	(562)	—
Capital gains distributions	—	—	4	—	—
Total realized gain (loss) on investments and capital gains distributions	(37)	(2,139)	10	(562)	—
Net unrealized appreciation (depreciation) of investments	76	2,546	2	2,101	—
Net realized and unrealized gain (loss) on investments	39	407	12	1,539	—
Net increase (decrease) in net assets resulting from operations	$ 67	$ 379	$ 13	$ 2,285	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 144	$ 2	$ —	$ 41
Expenses:					
Mortality and expense risks and other charges	1	80	—	—	18
Total expenses	1	80	—	—	18
Net investment income (loss)	—	64	2	—	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	323	3	—	2
Capital gains distributions	4	171	2	—	210
Total realized gain (loss) on investments and capital gains distributions	3	494	5	—	212
Net unrealized appreciation (depreciation) of investments	3	686	8	—	(30)
Net realized and unrealized gain (loss) on investments	6	1,180	13	—	182
Net increase (decrease) in net assets resulting from operations	$ 6	$ 1,244	$ 15	$ —	$ 205

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ 56	$ 30	$ 5	$ 4	$ 117
Expenses:					
Mortality and expense risks and other					
charges	143	—	5	3	52
Total expenses	143	—	5	3	52
Net investment income (loss)	(87)	30	—	1	65
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	321	(79)	13	1	(9)
Capital gains distributions	—	174	68	4	91
Total realized gain (loss) on investments					
and capital gains distributions	321	95	81	5	82
Net unrealized appreciation					
(depreciation) of investments	413	551	140	19	(204)
Net realized and unrealized gain (loss)					
on investments	734	646	221	24	(122)
Net increase (decrease) in net assets					
resulting from operations	$ 647	$ 676	$ 221	$ 25	$ (57)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 777	$ 3,249	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	3	126	1,216	—	—
Total expenses	3	126	1,216	—	—
Net investment income (loss)	6	651	2,033	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(25)	(1,270)	(4,026)	—	(10)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(25)	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	68	2,131	8,137	1	6
Net realized and unrealized gain (loss) on investments	43	861	4,111	1	(4)
Net increase (decrease) in net assets resulting from operations	$ 49	$ 1,512	$ 6,144	$ 1	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 118	$ 570	$ 3	$ 6	$ —
Expenses:					
Mortality and expense risks and other charges	—	141	1	2	—
Total expenses	—	141	1	2	—
Net investment income (loss)	118	429	2	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(16)	(420)	3	17	—
Capital gains distributions	12	—	7	14	2
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31	2
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)	2
Net realized and unrealized gain (loss) on investments	509	1,385	11	21	4
Net increase (decrease) in net assets resulting from operations	$ 627	$ 1,814	$ 13	$ 25	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ —	$ 4,535	$ 2
Expenses:					
Mortality and expense risks and other charges	1	6	—	2,692	1
Total expenses	1	6	—	2,692	1
Net investment income (loss)	(1)	(2)	—	1,843	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	8	1	886	(2)
Capital gains distributions	—	16	2	—	—
Total realized gain (loss) on investments and capital gains distributions	(2)	24	3	886	(2)
Net unrealized appreciation (depreciation) of investments	16	68	6	13,463	10
Net realized and unrealized gain (loss) on investments	14	92	9	14,349	8
Net increase (decrease) in net assets resulting from operations	$ 13	$ 90	$ 9	$ 16,192	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 32	$ —	$ 1	$ 94	$ 31
Expenses:					
Mortality and expense risks and other charges	6	1	—	27	8
Total expenses	6	1	—	27	8
Net investment income (loss)	26	(1)	1	67	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	113	—	—	(57)	4
Capital gains distributions	45	8	—	—	—
Total realized gain (loss) on investments and capital gains distributions	158	8	—	(57)	4
Net unrealized appreciation (depreciation) of investments	(163)	(3)	—	19	12
Net realized and unrealized gain (loss) on investments	(5)	5	—	(38)	16
Net increase (decrease) in net assets resulting from operations	$ 21	$ 4	$ 1	$ 29	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 11,007	$ 58	$ 132	$ 3	$ 2,012
Expenses:					
Mortality and expense risks and other					
charges	4,264	10	34	—	191
Total expenses	4,264	10	34	—	191
Net investment income (loss)	6,743	48	98	3	1,821
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,639	5	(105)	—	(451)
Capital gains distributions	3,882	22	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	5,521	27	(105)	—	(451)
Net unrealized appreciation					
(depreciation) of investments	4,001	27	210	4	2,427
Net realized and unrealized gain (loss)					
on investments	9,522	54	105	4	1,976
Net increase (decrease) in net assets					
resulting from operations	$ 16,265	$ 102	$ 203	$ 7	$ 3,797

The accompanying notes are an integral part of these financial statements.

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,353	$ —	$ 2,412	$ 18	$ —
Expenses:					
Mortality and expense risks and other charges	201	—	3,882	26	—
Total expenses	201	—	3,882	26	—
Net investment income (loss)	1,152	—	(1,470)	(8)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(333)	12	10,506	(40)	—
Capital gains distributions	—	16	55,599	780	1
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740	1
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)	1
Net realized and unrealized gain (loss) on investments	1,391	1	14,074	195	2
Net increase (decrease) in net assets resulting from operations	$ 2,543	$ 1	$ 12,604	$ 187	$ 2

The accompanying notes are an integral part of these financial statements.

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7,650	$ 36	$ —	$ 293	$ 7
Expenses:					
Mortality and expense risks and other charges	2,990	10	—	121	4
Total expenses	2,990	10	—	121	4
Net investment income (loss)	4,660	26	—	172	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10,772	(40)	—	682	13
Capital gains distributions	9,625	54	—	505	14
Total realized gain (loss) on investments and capital gains distributions	20,397	14	—	1,187	27
Net unrealized appreciation (depreciation) of investments	12,898	172	—	(357)	(4)
Net realized and unrealized gain (loss) on investments	33,295	186	—	830	23
Net increase (decrease) in net assets resulting from operations	$ 37,955	$ 212	$ —	$ 1,002	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 386	$ —	$ —	$ 1,218	$ 1
Expenses:					
Mortality and expense risks and other charges	90	—	—	739	—
Total expenses	90	—	—	739	—
Net investment income (loss)	296	—	—	479	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(75)	(2)	—	2,972	—
Capital gains distributions	995	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	920	(2)	—	2,972	—
Net unrealized appreciation (depreciation) of investments	746	3	(3)	(3,438)	(1)
Net realized and unrealized gain (loss) on investments	1,666	1	(3)	(466)	(1)
Net increase (decrease) in net assets resulting from operations	$ 1,962	$ 1	$ (3)	$ 13	$ —

The accompanying notes are an integral part of these financial statements.

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 41	$ 981	$ 238	$ 273	$ —
Expenses:					
Mortality and expense risks and other charges	22	562	137	439	—
Total expenses	22	562	137	439	—
Net investment income (loss)	19	419	101	(166)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	119	3,447	34	522	(5)
Capital gains distributions	—	—	2,591	4,091	3
Total realized gain (loss) on investments and capital gains distributions	119	3,447	2,625	4,613	(2)
Net unrealized appreciation (depreciation) of investments	(60)	(2,083)	656	521	4
Net realized and unrealized gain (loss) on investments	59	1,364	3,281	5,134	2
Net increase (decrease) in net assets resulting from operations	$ 78	$ 1,783	$ 3,382	$ 4,968	$ 2

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 567	$ 572	$ 2	$ 271	$ 203
Expenses:					
Mortality and expense risks and other charges	99	227	1	192	176
Total expenses	99	227	1	192	176
Net investment income (loss)	468	345	1	79	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	113	643	(10)	(755)	(1,309)
Capital gains distributions	2,392	2,714	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2,505	3,357	(10)	(755)	(1,309)
Net unrealized appreciation (depreciation) of investments	1,224	727	36	2,714	3,015
Net realized and unrealized gain (loss) on investments	3,729	4,084	26	1,959	1,706
Net increase (decrease) in net assets resulting from operations	$ 4,197	$ 4,429	$ 27	$ 2,038	$ 1,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 259	$ 119	$ 1	$ 5
Expenses:					
Mortality and expense risks and other charges	—	145	224	—	2
Total expenses	—	145	224	—	2
Net investment income (loss)	—	114	(105)	1	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	474	465	—	4
Capital gains distributions	2	2,853	2,044	4	46
Total realized gain (loss) on investments and capital gains distributions	1	3,327	2,509	4	50
Net unrealized appreciation (depreciation) of investments	3	3,260	2,191	(4)	(23)
Net realized and unrealized gain (loss) on investments	4	6,587	4,700	—	27
Net increase (decrease) in net assets resulting from operations	$ 4	$ 6,701	$ 4,595	$ 1	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 4,129	$ 9,279	$ 24	$ 2,148	$ 1
Expenses:					
Mortality and expense risks and other charges	1,093	6,173	4	719	—
Total expenses	1,093	6,173	4	719	—
Net investment income (loss)	3,036	3,106	20	1,429	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	577	7,892	47	4,490	1
Capital gains distributions	21,388	58,523	135	9,446	—
Total realized gain (loss) on investments and capital gains distributions	21,965	66,415	182	13,936	1
Net unrealized appreciation (depreciation) of investments	(6,679)	(24,469)	7	405	(1)
Net realized and unrealized gain (loss) on investments	15,286	41,946	189	14,341	—
Net increase (decrease) in net assets resulting from operations	$ 18,322	$ 45,052	$ 209	$ 15,770	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 103	$ 29	$ 173	$ 190	$ 6
Expenses:					
Mortality and expense risks and other					
charges	71	6	47	1,624	1
Total expenses	71	6	47	1,624	1
Net investment income (loss)	32	23	126	(1,434)	5
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	190	(10)	(88)	—	4
Capital gains distributions	—	218	1,430	217	—
Total realized gain (loss) on investments					
and capital gains distributions	190	208	1,342	217	4
Net unrealized appreciation					
(depreciation) of investments	(162)	(162)	(1,058)	—	(9)
Net realized and unrealized gain (loss)					
on investments	28	46	284	217	(5)
Net increase (decrease) in net assets					
resulting from operations	$ 60	$ 69	$ 410	$ (1,217)	$ —

The accompanying notes are an integral part of these financial statements.

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ —	$ 4	$ 1,374	$ 12
Expenses:					
Mortality and expense risks and other charges	2	—	1	745	4
Total expenses	2	—	1	745	4
Net investment income (loss)	—	—	3	629	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	1	(5)	(666)	(24)
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	6	1	(5)	(666)	(24)
Net unrealized appreciation (depreciation) of investments	(11)	(1)	20	4,236	64
Net realized and unrealized gain (loss) on investments	(5)	—	15	3,570	40
Net increase (decrease) in net assets resulting from operations	$ (5)	$ —	$ 18	$ 4,199	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 179	$ 51	$ 83	$ 190	$ 78
Expenses:					
Mortality and expense risks and other charges	71	20	22	88	30
Total expenses	71	20	22	88	30
Net investment income (loss)	108	31	61	102	48
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(55)	(146)	(18)	(45)	(162)
Capital gains distributions	503	166	286	702	336
Total realized gain (loss) on investments and capital gains distributions	448	20	268	657	174
Net unrealized appreciation (depreciation) of investments	(133)	74	(92)	(182)	49
Net realized and unrealized gain (loss) on investments	315	94	176	475	223
Net increase (decrease) in net assets resulting from operations	$ 423	$ 125	$ 237	$ 577	$ 271

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 48	$ 169	$ 28	$ 41	$ 32
Expenses:					
Mortality and expense risks and other charges	14	86	13	13	17
Total expenses	14	86	13	13	17
Net investment income (loss)	34	83	15	28	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	(47)	(74)	8	(23)
Capital gains distributions	217	693	137	207	122
Total realized gain (loss) on investments and capital gains distributions	234	646	63	215	99
Net unrealized appreciation (depreciation) of investments	(100)	(122)	44	(66)	26
Net realized and unrealized gain (loss) on investments	134	524	107	149	125
Net increase (decrease) in net assets resulting from operations	$ 168	$ 607	$ 122	$ 177	$ 140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 10	$ 64	$ 23	$ 22
Expenses:					
Mortality and expense risks and other charges	8	2	39	9	10
Total expenses	8	2	39	9	10
Net investment income (loss)	5	8	25	14	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(40)	(3)	(2)	(12)	1
Capital gains distributions	59	48	49	20	20
Total realized gain (loss) on investments and capital gains distributions	19	45	47	8	21
Net unrealized appreciation (depreciation) of investments	37	—	60	35	23
Net realized and unrealized gain (loss) on investments	56	45	107	43	44
Net increase (decrease) in net assets resulting from operations	$ 61	$ 53	$ 132	$ 57	$ 56

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 58	$ 2,780	$ 250	$ 7
Expenses:					
Mortality and expense risks and other charges	2	16	1,128	81	1
Total expenses	2	16	1,128	81	1
Net investment income (loss)	6	42	1,652	169	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(174)	2,444	(32)	1
Capital gains distributions	35	192	10,464	1,025	32
Total realized gain (loss) on investments and capital gains distributions	36	18	12,908	993	33
Net unrealized appreciation (depreciation) of investments	(21)	58	(8,007)	(558)	(20)
Net realized and unrealized gain (loss) on investments	15	76	4,901	435	13
Net increase (decrease) in net assets resulting from operations	$ 21	$ 118	$ 6,553	$ 604	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 70	$ 2,773	$ 258	$ —	$ 41
Expenses:					
Mortality and expense risks and other charges	23	1,073	85	—	13
Total expenses	23	1,073	85	—	13
Net investment income (loss)	47	1,700	173	—	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(158)	2,076	(92)	—	(120)
Capital gains distributions	250	11,242	1,126	3	186
Total realized gain (loss) on investments and capital gains distributions	92	13,318	1,034	3	66
Net unrealized appreciation (depreciation) of investments	46	(7,929)	(534)	(1)	28
Net realized and unrealized gain (loss) on investments	138	5,389	500	2	94
Net increase (decrease) in net assets resulting from operations	$ 185	$ 7,089	$ 673	$ 2	$ 122

The accompanying notes are an integral part of these financial statements.

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,617	$ 116	$ 13	$ 225	$ 17
Expenses:					
Mortality and expense risks and other					
charges	778	49	7	124	8
Total expenses	778	49	7	124	8
Net investment income (loss)	839	67	6	101	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	935	(80)	(95)	(38)	(74)
Capital gains distributions	8,735	693	52	1,062	88
Total realized gain (loss) on investments					
and capital gains distributions	9,670	613	(43)	1,024	14
Net unrealized appreciation					
(depreciation) of investments	(5,051)	(265)	67	(153)	51
Net realized and unrealized gain (loss)					
on investments	4,619	348	24	871	65
Net increase (decrease) in net assets					
resulting from operations	$ 5,458	$ 415	$ 30	$ 972	$ 74

The accompanying notes are an integral part of these financial statements.

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 111	$ 10	$ 81	$ 736	$ 65
Expenses:					
Mortality and expense risks and other charges	47	3	30	548	39
Total expenses	47	3	30	548	39
Net investment income (loss)	64	7	51	188	26
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	1	(54)	(262)	(9)
Capital gains distributions	321	12	73	752	73
Total realized gain (loss) on investments and capital gains distributions	317	13	19	490	64
Net unrealized appreciation (depreciation) of investments	(126)	19	194	1,780	135
Net realized and unrealized gain (loss) on investments	191	32	213	2,270	199
Net increase (decrease) in net assets resulting from operations	$ 255	$ 39	$ 264	$ 2,458	$ 225

The accompanying notes are an integral part of these financial statements.

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 158	$ 1	$ 401	$ 745	$ —
Expenses:					
Mortality and expense risks and other charges	61	—	111	418	1
Total expenses	61	—	111	418	1
Net investment income (loss)	97	1	290	327	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(50)	(10)	(45)	48	10
Capital gains distributions	377	8	2,145	4,777	36
Total realized gain (loss) on investments and capital gains distributions	327	(2)	2,100	4,825	46
Net unrealized appreciation (depreciation) of investments	(123)	18	3,186	6,770	(32)
Net realized and unrealized gain (loss) on investments	204	16	5,286	11,595	14
Net increase (decrease) in net assets resulting from operations	$ 301	$ 17	$ 5,576	$ 11,922	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 473	$ —	$ 17	$ —
Expenses:					
Mortality and expense risks and other charges	1,149	135	1	57	9
Total expenses	1,149	135	1	57	9
Net investment income (loss)	(1,149)	338	(1)	(40)	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,605	728	43	450	(104)
Capital gains distributions	14,623	1,237	7	268	599
Total realized gain (loss) on investments and capital gains distributions	27,228	1,965	50	718	495
Net unrealized appreciation (depreciation) of investments	(20,499)	(1,316)	(18)	662	(304)
Net realized and unrealized gain (loss) on investments	6,729	649	32	1,380	191
Net increase (decrease) in net assets resulting from operations	$ 5,580	$ 987	$ 31	$ 1,340	$ 182

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 9	$ 1,497	$ 24	$ 6,293	$ 29
Expenses:					
Mortality and expense risks and other charges	1	586	5	2,967	10
Total expenses	1	586	5	2,967	10
Net investment income (loss)	8	911	19	3,326	19
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	46	2,832	42	5,591	(13)
Capital gains distributions	—	—	66	13,161	65
Total realized gain (loss) on investments and capital gains distributions	46	2,832	108	18,752	52
Net unrealized appreciation (depreciation) of investments	8	5,450	76	18,830	136
Net realized and unrealized gain (loss) on investments	54	8,282	184	37,582	188
Net increase (decrease) in net assets resulting from operations	$ 62	$ 9,193	$ 203	$ 40,908	$ 207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 74	$ 435	$ 3	$ 6,336
Expenses:					
Mortality and expense risks and other charges	1	65	601	2	5,128
Total expenses	1	65	601	2	5,128
Net investment income (loss)	—	9	(166)	1	1,208
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	9	3,464	35	14,235
Capital gains distributions	31	714	5,957	34	35,506
Total realized gain (loss) on investments and capital gains distributions	50	723	9,421	69	49,741
Net unrealized appreciation (depreciation) of investments	(7)	270	(1,061)	(80)	(56,974)
Net realized and unrealized gain (loss) on investments	43	993	8,360	(11)	(7,233)
Net increase (decrease) in net assets resulting from operations	$ 43	$ 1,002	$ 8,194	$ (10)	$ (6,025)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 1,679	$ 37	$ —	$ 1,205
Expenses:					
Mortality and expense risks and other charges	11	273	4	1	3,931
Total expenses	11	273	4	1	3,931
Net investment income (loss)	(1)	1,406	33	(1)	(2,726)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	43	(570)	—	24	10,634
Capital gains distributions	78	—	—	40	46,542
Total realized gain (loss) on investments and capital gains distributions	121	(570)	—	64	57,176
Net unrealized appreciation (depreciation) of investments	(134)	3,165	59	(44)	(30,833)
Net realized and unrealized gain (loss) on investments	(13)	2,595	59	20	26,343
Net increase (decrease) in net assets resulting from operations	$ (14)	$ 4,001	$ 92	$ 19	$ 23,617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ —	$ 7
Expenses:					
Mortality and expense risks and other					
charges	7	5	3,190	22	1
Total expenses	7	5	3,190	22	1
Net investment income (loss)	(6)	(5)	(3,190)	(22)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	19	236	17,681	255	(10)
Capital gains distributions	125	195	42,190	443	—
Total realized gain (loss) on investments					
and capital gains distributions	144	431	59,871	698	(10)
Net unrealized appreciation					
(depreciation) of investments	(78)	(416)	(54,813)	(687)	3
Net realized and unrealized gain (loss)					
on investments	66	15	5,058	11	(7)
Net increase (decrease) in net assets					
resulting from operations	$ 60	$ 10	$ 1,868	$ (11)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 2,854	$ 8	$ 62	$ 957	$ 1,853
Expenses:					
Mortality and expense risks and other					
charges	805	1	24	308	666
Total expenses	805	1	24	308	666
Net investment income (loss)	2,049	7	38	649	1,187
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,134)	8	1	1,038	38
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(2,134)	8	1	1,038	38
Net unrealized appreciation					
(depreciation) of investments	605	(14)	289	(245)	2,774
Net realized and unrealized gain (loss)					
on investments	(1,529)	(6)	290	793	2,812
Net increase (decrease) in net assets					
resulting from operations	$ 520	$ 1	$ 328	$ 1,442	$ 3,999

The accompanying notes are an integral part of these financial statements.

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,679	$ 20	$ 23,241	$ 6	$ 2,574
Expenses:					
Mortality and expense risks and other charges	588	5	12,787	3	756
Total expenses	588	5	12,787	3	756
Net investment income (loss)	1,091	15	10,454	3	1,818
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,064	42	24,443	1	(1,220)
Capital gains distributions	—	108	94,107	26	—
Total realized gain (loss) on investments and capital gains distributions	2,064	150	118,550	27	(1,220)
Net unrealized appreciation (depreciation) of investments	289	(55)	(33,272)	(4)	3,735
Net realized and unrealized gain (loss) on investments	2,353	95	85,278	23	2,515
Net increase (decrease) in net assets resulting from operations	$ 3,444	$ 110	$ 95,732	$ 26	$ 4,333

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 293	$ 5,456	$ 4	$ 3,415	$ 3
Expenses:					
Mortality and expense risks and other charges	133	3,206	1	3,009	1
Total expenses	133	3,206	1	3,009	1
Net investment income (loss)	160	2,250	3	406	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(156)	11,232	13	2,697	36
Capital gains distributions	—	—	—	31,791	33
Total realized gain (loss) on investments and capital gains distributions	(156)	11,232	13	34,488	69
Net unrealized appreciation (depreciation) of investments	486	14,930	10	18,699	(22)
Net realized and unrealized gain (loss) on investments	330	26,162	23	53,187	47
Net increase (decrease) in net assets resulting from operations	$ 490	$ 28,412	$ 26	$ 53,593	$ 49

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,211	$ 2	$ 906	$ —	$ 410
Expenses:					
Mortality and expense risks and other charges	1,346	1	277	—	338
Total expenses	1,346	1	277	—	338
Net investment income (loss)	(135)	1	629	—	72
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,420	40	375	—	1,491
Capital gains distributions	3,927	8	—	—	—
Total realized gain (loss) on investments and capital gains distributions	7,347	48	375	—	1,491
Net unrealized appreciation (depreciation) of investments	26,629	12	(1,039)	—	424
Net realized and unrealized gain (loss) on investments	33,976	60	(664)	—	1,915
Net increase (decrease) in net assets resulting from operations	$ 33,841	$ 61	$ (35)	$ —	$ 1,987

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ 1,365	$ 6	$ 8	$ 149
Expenses:					
Mortality and expense risks and other charges	4	605	4	6	105
Total expenses	4	605	4	6	105
Net investment income (loss)	9	760	2	2	44
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	91	1,880	24	23	377
Capital gains distributions	—	—	—	7	155
Total realized gain (loss) on investments and capital gains distributions	91	1,880	24	30	532
Net unrealized appreciation (depreciation) of investments	(31)	5,414	9	33	993
Net realized and unrealized gain (loss) on investments	60	7,294	33	63	1,525
Net increase (decrease) in net assets resulting from operations	$ 69	$ 8,054	$ 35	$ 65	$ 1,569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 83	$ 1,151	$ 493	$ 657	$ 1
Expenses:					
Mortality and expense risks and other charges	115	593	307	1,369	1
Total expenses	115	593	307	1,369	1
Net investment income (loss)	(32)	558	186	(712)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	798	632	357	26	2
Capital gains distributions	—	10,328	4,194	13,306	31
Total realized gain (loss) on investments and capital gains distributions	798	10,960	4,551	13,332	33
Net unrealized appreciation (depreciation) of investments	(74)	(482)	2,743	19,358	44
Net realized and unrealized gain (loss) on investments	724	10,478	7,294	32,690	77
Net increase (decrease) in net assets resulting from operations	$ 692	$ 11,036	$ 7,480	$ 31,978	$ 77

The accompanying notes are an integral part of these financial statements.

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 336	$ —	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	135	1,167	7	485	—
Total expenses	135	1,167	7	485	—
Net investment income (loss)	201	(1,167)	(7)	(485)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(84)	(201)	(16)	591	5
Capital gains distributions	23	14,167	133	4,502	11
Total realized gain (loss) on investments and capital gains distributions	(61)	13,966	117	5,093	16
Net unrealized appreciation (depreciation) of investments	21	(4,756)	(41)	1,640	(2)
Net realized and unrealized gain (loss) on investments	(40)	9,210	76	6,733	14
Net increase (decrease) in net assets resulting from operations	$ 161	$ 8,043	$ 69	$ 6,248	$ 14

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ 509	$ 101	$ —	$ 42	$ 2,669
Expenses:					
Mortality and expense risks and other charges	337	522	457	14	1,404
Total expenses	337	522	457	14	1,404
Net investment income (loss)	172	(421)	(457)	28	1,265
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,012)	(1,918)	(1,635)	119	568
Capital gains distributions	3,574	18,470	17,194	116	6,550
Total realized gain (loss) on investments and capital gains distributions	1,562	16,552	15,559	235	7,118
Net unrealized appreciation (depreciation) of investments	(2,635)	(9,342)	(7,234)	31	8,003
Net realized and unrealized gain (loss) on investments	(1,073)	7,210	8,325	266	15,121
Net increase (decrease) in net assets resulting from operations	$ (901)	$ 6,789	$ 7,868	$ 294	$ 16,386

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)			
Investment income:			
Dividends	$ —	$ —	$ 665
Expenses:			
Mortality and expense risks and other charges	1	1	1,211
Total expenses	1	1	1,211
Net investment income (loss)	(1)	(1)	(546)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(14)	2	3,071
Capital gains distributions	16	—	2,096
Total realized gain (loss) on investments and capital gains distributions	2	2	5,167
Net unrealized appreciation (depreciation) of investments	34	3	22,683
Net realized and unrealized gain (loss) on investments	36	5	27,850
Net increase (decrease) in net assets resulting from operations	$ 35	$ 4	$ 27,304

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2015	$ 201	$ 443	$ —	$ 32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	11	2
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)
Net increase (decrease) in net assets resulting from operations	(1)	1	(119)	(1)
Changes from principal transactions:				
Total unit transactions	(31)	40	2,171	16
Increase (decrease) in net assets derived from principal transactions	(31)	40	2,171	16
Total increase (decrease) in net assets	(32)	41	2,052	15
Net assets at December 31, 2015	169	484	2,052	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	118	2
Total realized gain (loss) on investments and capital gains distributions	15	59	(26)	(1)
Net unrealized appreciation (depreciation) of investments	—	2	133	4
Net increase (decrease) in net assets resulting from operations	17	59	225	5
Changes from principal transactions:				
Total unit transactions	(8)	112	4,616	30
Increase (decrease) in net assets derived from principal transactions	(8)	112	4,616	30
Total increase (decrease) in net assets	9	171	4,841	35
Net assets at December 31, 2016	$ 178	$ 655	$ 6,893	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2015	$ 4,057	$ 90	$ 408	$ 51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	221	10	4	(3)
Net unrealized appreciation (depreciation) of investments	(381)	(12)	(22)	(2)
Net increase (decrease) in net assets resulting from operations	(198)	(3)	(15)	(5)
Changes from principal transactions:				
Total unit transactions	(250)	(12)	60	(35)
Increase (decrease) in net assets derived from principal transactions	(250)	(12)	60	(35)
Total increase (decrease) in net assets	(448)	(15)	45	(40)
Net assets at December 31, 2015	3,609	75	453	11
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	350	—	1	(1)
Net unrealized appreciation (depreciation) of investments	65	7	(13)	3
Net increase (decrease) in net assets resulting from operations	390	6	(8)	2
Changes from principal transactions:				
Total unit transactions	(208)	(9)	102	(1)
Increase (decrease) in net assets derived from principal transactions	(208)	(9)	102	(1)
Total increase (decrease) in net assets	182	(3)	94	1
Net assets at December 31, 2016	$ 3,791	$ 72	$ 547	$ 12

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2015	$ 442	$ 35	$ 231	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	5	(7)	—
Total realized gain (loss) on investments and capital gains distributions	83	(2)	45	—
Net unrealized appreciation (depreciation) of investments	(85)	(11)	(135)	(2)
Net increase (decrease) in net assets resulting from operations	(6)	(8)	(97)	(2)
Changes from principal transactions:				
Total unit transactions	(178)	126	696	11
Increase (decrease) in net assets derived from principal transactions	(178)	126	696	11
Total increase (decrease) in net assets	(184)	118	599	9
Net assets at December 31, 2015	258	153	830	9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	10	(5)	1
Total realized gain (loss) on investments and capital gains distributions	(13)	(3)	(81)	(1)
Net unrealized appreciation (depreciation) of investments	(15)	14	181	7
Net increase (decrease) in net assets resulting from operations	(30)	21	95	7
Changes from principal transactions:				
Total unit transactions	(38)	95	(208)	24
Increase (decrease) in net assets derived from principal transactions	(38)	95	(208)	24
Total increase (decrease) in net assets	(68)	116	(113)	31
Net assets at December 31, 2016	$ 190	$ 269	$ 717	$ 40

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2015	$ 423	$ 27,172	$ 39,632	$ 1,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(277)	25	(7)
Total realized gain (loss) on investments and capital gains distributions	41	1,355	5,500	263
Net unrealized appreciation (depreciation) of investments	(72)	(57)	(7,990)	(166)
Net increase (decrease) in net assets resulting from operations	(34)	1,021	(2,465)	90
Changes from principal transactions:				
Total unit transactions	(84)	(2,060)	(3,845)	(200)
Increase (decrease) in net assets derived from principal transactions	(84)	(2,060)	(3,845)	(200)
Total increase (decrease) in net assets	(118)	(1,039)	(6,310)	(110)
Net assets at December 31, 2015	305	26,133	33,322	1,225
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(249)	(95)	(6)
Total realized gain (loss) on investments and capital gains distributions	(23)	3,465	3,369	(54)
Net unrealized appreciation (depreciation) of investments	64	(2,957)	(360)	72
Net increase (decrease) in net assets resulting from operations	40	259	2,914	12
Changes from principal transactions:				
Total unit transactions	(27)	(2,876)	(3,033)	(756)
Increase (decrease) in net assets derived from principal transactions	(27)	(2,876)	(3,033)	(756)
Total increase (decrease) in net assets	13	(2,617)	(119)	(744)
Net assets at December 31, 2016	$ 318	$ 23,516	$ 33,203	$ 481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2015	$ 3,775	$ 261	$ 27	$ 548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	4	1	5
Total realized gain (loss) on investments and capital gains distributions	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(138)	(33)	(2)	(122)
Net increase (decrease) in net assets resulting from operations	52	(26)	(1)	(50)
Changes from principal transactions:				
Total unit transactions	(119)	12	—	37
Increase (decrease) in net assets derived from principal transactions	(119)	12	—	37
Total increase (decrease) in net assets	(67)	(14)	(1)	(13)
Net assets at December 31, 2015	3,708	247	26	535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	4	—	3
Total realized gain (loss) on investments and capital gains distributions	215	11	6	(60)
Net unrealized appreciation (depreciation) of investments	(136)	23	(4)	157
Net increase (decrease) in net assets resulting from operations	40	38	2	100
Changes from principal transactions:				
Total unit transactions	(104)	8	(22)	(89)
Increase (decrease) in net assets derived from principal transactions	(104)	8	(22)	(89)
Total increase (decrease) in net assets	(64)	46	(20)	11
Net assets at December 31, 2016	$ 3,644	$ 293	$ 6	$ 546

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2015	$ 42,462	$ 74,812	$ 7,317	$ 64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(221)	304	47	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)
Net increase (decrease) in net assets resulting from operations	(550)	(2,892)	89	(8)
Changes from principal transactions:				
Total unit transactions	(4,189)	(7,179)	(2,303)	62
Increase (decrease) in net assets derived from principal transactions	(4,189)	(7,179)	(2,303)	62
Total increase (decrease) in net assets	(4,739)	(10,071)	(2,214)	54
Net assets at December 31, 2015	37,723	64,741	5,103	118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(121)	264	38	—
Total realized gain (loss) on investments and capital gains distributions	5,475	3,961	497	4
Net unrealized appreciation (depreciation) of investments	(2,994)	1,005	(190)	32
Net increase (decrease) in net assets resulting from operations	2,360	5,230	345	36
Changes from principal transactions:				
Total unit transactions	(2,533)	(2,023)	(1,089)	58
Increase (decrease) in net assets derived from principal transactions	(2,533)	(2,023)	(1,089)	58
Total increase (decrease) in net assets	(173)	3,207	(744)	94
Net assets at December 31, 2016	$ 37,550	$ 67,948	$ 4,359	$ 212

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^SM - Class R-3	Fundamental Investors^SM - Class R-4
Net assets at January 1, 2015	$ 29,023	$ 10,906	$ 2,170	$ 67,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	73	8	403
Total realized gain (loss) on investments and capital gains distributions	(767)	1,466	381	6,103
Net unrealized appreciation (depreciation) of investments	(19)	(2,319)	(331)	(4,824)
Net increase (decrease) in net assets resulting from operations	(823)	(780)	58	1,682
Changes from principal transactions:				
Total unit transactions	(3,864)	(728)	(854)	3,098
Increase (decrease) in net assets derived from principal transactions	(3,864)	(728)	(854)	3,098
Total increase (decrease) in net assets	(4,687)	(1,508)	(796)	4,780
Net assets at December 31, 2015	24,336	9,398	1,374	72,172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	223	87	11	592
Total realized gain (loss) on investments and capital gains distributions	(775)	842	68	5,052
Net unrealized appreciation (depreciation) of investments	1,465	138	73	2,998
Net increase (decrease) in net assets resulting from operations	913	1,067	152	8,642
Changes from principal transactions:				
Total unit transactions	(861)	(859)	(44)	3,914
Increase (decrease) in net assets derived from principal transactions	(861)	(859)	(44)	3,914
Total increase (decrease) in net assets	52	208	108	12,556
Net assets at December 31, 2016	$ 24,388	$ 9,606	$ 1,482	$ 84,728

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2015	$ 2,154	$ 47,419	$ 697	$ 11,912
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	(259)	1	(56)
Total realized gain (loss) on investments and capital gains distributions	152	2,894	91	2,275
Net unrealized appreciation (depreciation) of investments	(289)	(7,281)	(133)	(2,958)
Net increase (decrease) in net assets resulting from operations	(91)	(4,646)	(41)	(739)
Changes from principal transactions:				
Total unit transactions	1,093	(8,855)	(105)	476
Increase (decrease) in net assets derived from principal transactions	1,093	(8,855)	(105)	476
Total increase (decrease) in net assets	1,002	(13,501)	(146)	(263)
Net assets at December 31, 2015	3,156	33,918	551	11,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(175)	(1)	(74)
Total realized gain (loss) on investments and capital gains distributions	156	61	31	(56)
Net unrealized appreciation (depreciation) of investments	277	6,985	20	1,479
Net increase (decrease) in net assets resulting from operations	503	6,871	50	1,349
Changes from principal transactions:				
Total unit transactions	1,000	(2,360)	(95)	(1,739)
Increase (decrease) in net assets derived from principal transactions	1,000	(2,360)	(95)	(1,739)
Total increase (decrease) in net assets	1,503	4,511	(45)	(390)
Net assets at December 31, 2016	$ 4,659	$ 38,429	$ 506	$ 11,259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2015	$ 13,092	$ 1,697	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(85)	16	2	99
Total realized gain (loss) on investments and capital gains distributions	419	335	16	1,156
Net unrealized appreciation (depreciation) of investments	(1,190)	(360)	(14)	(1,697)
Net increase (decrease) in net assets resulting from operations	(856)	(9)	4	(442)
Changes from principal transactions:				
Total unit transactions	2,322	(415)	167	12,939
Increase (decrease) in net assets derived from principal transactions	2,322	(415)	167	12,939
Total increase (decrease) in net assets	1,466	(424)	171	12,497
Net assets at December 31, 2015	14,558	1,273	171	12,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	17	(5)	(134)
Total realized gain (loss) on investments and capital gains distributions	227	109	4	(915)
Net unrealized appreciation (depreciation) of investments	(1,665)	65	(54)	234
Net increase (decrease) in net assets resulting from operations	(1,434)	191	(55)	(815)
Changes from principal transactions:				
Total unit transactions	(2,105)	(101)	1,112	676
Increase (decrease) in net assets derived from principal transactions	(2,105)	(101)	1,112	676
Total increase (decrease) in net assets	(3,539)	90	1,057	(139)
Net assets at December 31, 2016	$ 11,019	$ 1,363	$ 1,228	$ 12,358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2015	$ 21	$ 16,783	$ 9,317	$ 53,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(56)	97	(502)
Total realized gain (loss) on investments and capital gains distributions	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(11)	(3,348)	(247)	(1,649)
Net increase (decrease) in net assets resulting from operations	(4)	(1,103)	(77)	(1,698)
Changes from principal transactions:				
Total unit transactions	49	(2,975)	853	(2,627)
Increase (decrease) in net assets derived from principal transactions	49	(2,975)	853	(2,627)
Total increase (decrease) in net assets	45	(4,078)	776	(4,325)
Net assets at December 31, 2015	66	12,705	10,093	49,166
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(87)	75	382
Total realized gain (loss) on investments and capital gains distributions	4	123	55	1,505
Net unrealized appreciation (depreciation) of investments	15	2,520	44	1,345
Net increase (decrease) in net assets resulting from operations	19	2,556	174	3,232
Changes from principal transactions:				
Total unit transactions	51	213	(134)	(2,642)
Increase (decrease) in net assets derived from principal transactions	51	213	(134)	(2,642)
Total increase (decrease) in net assets	70	2,769	40	590
Net assets at December 31, 2016	$ 136	$ 15,474	$ 10,133	$ 49,756

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^SM - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^SM Acorn® Fund - Class A
Net assets at January 1, 2015	$ —	$ 775	$ 6,678	$ 100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	13	117	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)
Net increase (decrease) in net assets resulting from operations	(9)	(31)	116	—
Changes from principal transactions:				
Total unit transactions	339	106	1,182	(53)
Increase (decrease) in net assets derived from principal transactions	339	106	1,182	(53)
Total increase (decrease) in net assets	330	75	1,298	(53)
Net assets at December 31, 2015	330	850	7,976	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	14	163	—
Total realized gain (loss) on investments and capital gains distributions	(3)	70	620	5
Net unrealized appreciation (depreciation) of investments	(14)	(39)	(537)	—
Net increase (decrease) in net assets resulting from operations	30	45	246	5
Changes from principal transactions:				
Total unit transactions	2,506	(125)	851	(9)
Increase (decrease) in net assets derived from principal transactions	2,506	(125)	851	(9)
Total increase (decrease) in net assets	2,536	(80)	1,097	(4)
Net assets at December 31, 2016	$ 2,866	$ 770	$ 9,073	$ 43

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2015	$ 58	$ 10,416	$ 2	$ 288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(55)	—	1
Total realized gain (loss) on investments and capital gains distributions	4	1,670	—	89
Net unrealized appreciation (depreciation) of investments	(4)	(2,162)	—	(101)
Net increase (decrease) in net assets resulting from operations	(1)	(547)	—	(11)
Changes from principal transactions:				
Total unit transactions	(50)	(1,359)	—	29
Increase (decrease) in net assets derived from principal transactions	(50)	(1,359)	—	29
Total increase (decrease) in net assets	(51)	(1,906)	—	18
Net assets at December 31, 2015	7	8,510	2	306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	(3)	141	—	(9)
Net unrealized appreciation (depreciation) of investments	3	877	—	54
Net increase (decrease) in net assets resulting from operations	—	1,013	—	43
Changes from principal transactions:				
Total unit transactions	(6)	(821)	—	(51)
Increase (decrease) in net assets derived from principal transactions	(6)	(821)	—	(51)
Total increase (decrease) in net assets	(6)	192	—	(8)
Net assets at December 31, 2016	$ 1	$ 8,702	$ 2	$ 298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2015	$ —	$ 4,462	$ —	$ 692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	122	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	(27)	86	50
Net unrealized appreciation (depreciation) of investments	—	(196)	(68)	(125)
Net increase (decrease) in net assets resulting from operations	—	(101)	18	(78)
Changes from principal transactions:				
Total unit transactions	1	103	1,392	375
Increase (decrease) in net assets derived from principal transactions	1	103	1,392	375
Total increase (decrease) in net assets	1	2	1,410	297
Net assets at December 31, 2015	1	4,464	1,410	989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	101	1	1
Total realized gain (loss) on investments and capital gains distributions	—	(24)	1,277	(54)
Net unrealized appreciation (depreciation) of investments	1	38	(1,452)	420
Net increase (decrease) in net assets resulting from operations	1	115	(174)	367
Changes from principal transactions:				
Total unit transactions	48	(369)	3,365	1,312
Increase (decrease) in net assets derived from principal transactions	48	(369)	3,365	1,312
Total increase (decrease) in net assets	49	(254)	3,191	1,679
Net assets at December 31, 2016	$ 50	$ 4,210	$ 4,601	$ 2,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2015	$ 24	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	11
Total realized gain (loss) on investments and capital gains distributions	1	—	—	84
Net unrealized appreciation (depreciation) of investments	(2)	—	(7)	(188)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6)	(93)
Changes from principal transactions:				
Total unit transactions	4	34	192	2,505
Increase (decrease) in net assets derived from principal transactions	4	34	192	2,505
Total increase (decrease) in net assets	3	34	186	2,412
Net assets at December 31, 2015	27	34	186	2,412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	7	10	65
Total realized gain (loss) on investments and capital gains distributions	(3)	3	1	240
Net unrealized appreciation (depreciation) of investments	4	(15)	23	1,326
Net increase (decrease) in net assets resulting from operations	1	(5)	34	1,631
Changes from principal transactions:				
Total unit transactions	(13)	496	503	4,927
Increase (decrease) in net assets derived from principal transactions	(13)	496	503	4,927
Total increase (decrease) in net assets	(12)	491	537	6,558
Net assets at December 31, 2016	$ 15	$ 525	$ 723	$ 8,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2015	$ 393	$ 302	$ 746	$ 93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	4	—
Total realized gain (loss) on investments and capital gains distributions	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(70)	(36)	(95)	(8)
Net increase (decrease) in net assets resulting from operations	(46)	(19)	—	(2)
Changes from principal transactions:				
Total unit transactions	(16)	45	37	(3)
Increase (decrease) in net assets derived from principal transactions	(16)	45	37	(3)
Total increase (decrease) in net assets	(62)	26	37	(5)
Net assets at December 31, 2015	331	328	783	88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	7	1
Total realized gain (loss) on investments and capital gains distributions	11	5	143	(16)
Net unrealized appreciation (depreciation) of investments	12	36	(72)	19
Net increase (decrease) in net assets resulting from operations	25	43	78	4
Changes from principal transactions:				
Total unit transactions	(165)	(71)	(101)	(90)
Increase (decrease) in net assets derived from principal transactions	(165)	(71)	(101)	(90)
Total increase (decrease) in net assets	(140)	(28)	(23)	(86)
Net assets at December 31, 2016	$ 191	$ 300	$ 760	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2015	$ 7,100	$ 295,528	$ 934	$ 301,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2,295	(7)	5,779
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)
Net increase (decrease) in net assets resulting from operations	(83)	(4,976)	12	(13,503)
Changes from principal transactions:				
Total unit transactions	(744)	(8,643)	234	(34,475)
Increase (decrease) in net assets derived from principal transactions	(744)	(8,643)	234	(34,475)
Total increase (decrease) in net assets	(827)	(13,619)	246	(47,978)
Net assets at December 31, 2015	6,273	281,909	1,180	253,886
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1,061	(8)	3,274
Total realized gain (loss) on investments and capital gains distributions	223	(4,812)	67	6,669
Net unrealized appreciation (depreciation) of investments	(250)	3,219	11	29,724
Net increase (decrease) in net assets resulting from operations	(10)	(532)	70	39,667
Changes from principal transactions:				
Total unit transactions	(1,125)	(13,194)	197	(24,551)
Increase (decrease) in net assets derived from principal transactions	(1,125)	(13,194)	197	(24,551)
Total increase (decrease) in net assets	(1,135)	(13,726)	267	15,116
Net assets at December 31, 2016	$ 5,138	$ 268,183	$ 1,447	$ 269,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2015	$ 292,498	$ 12,151	$ 29,883	$ 1,379,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,084)	610	127	1,231
Total realized gain (loss) on investments and capital gains distributions	24,951	(12)	(206)	149,895
Net unrealized appreciation (depreciation) of investments	(5,243)	(1,118)	791	(151,601)
Net increase (decrease) in net assets resulting from operations	17,624	(520)	712	(475)
Changes from principal transactions:				
Total unit transactions	(22,700)	(1,190)	(330)	(149,550)
Increase (decrease) in net assets derived from principal transactions	(22,700)	(1,190)	(330)	(149,550)
Total increase (decrease) in net assets	(5,076)	(1,710)	382	(150,025)
Net assets at December 31, 2015	287,422	10,441	30,265	1,229,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,477)	458	125	(1,510)
Total realized gain (loss) on investments and capital gains distributions	43,742	(158)	1,403	94,692
Net unrealized appreciation (depreciation) of investments	(42,225)	1,056	(3,270)	(13,762)
Net increase (decrease) in net assets resulting from operations	(960)	1,356	(1,742)	79,420
Changes from principal transactions:				
Total unit transactions	(24,306)	(504)	(2,774)	(111,544)
Increase (decrease) in net assets derived from principal transactions	(24,306)	(504)	(2,774)	(111,544)
Total increase (decrease) in net assets	(25,266)	852	(4,516)	(32,124)
Net assets at December 31, 2016	$ 262,156	$ 11,293	$ 25,749	$ 1,197,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2015	$ 176,091	$ 29,464	$ 22,661	$ 2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,510	—	101	12
Total realized gain (loss) on investments and capital gains distributions	5,449	7,244	1,669	263
Net unrealized appreciation (depreciation) of investments	(6,756)	(5,517)	(1,966)	(366)
Net increase (decrease) in net assets resulting from operations	203	1,727	(196)	(91)
Changes from principal transactions:				
Total unit transactions	632	(31,188)	(1,089)	(873)
Increase (decrease) in net assets derived from principal transactions	632	(31,188)	(1,089)	(873)
Total increase (decrease) in net assets	835	(29,461)	(1,285)	(964)
Net assets at December 31, 2015	176,926	3	21,376	1,629
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	658	—	64	19
Total realized gain (loss) on investments and capital gains distributions	4,424	—	966	85
Net unrealized appreciation (depreciation) of investments	13,898	1	(657)	88
Net increase (decrease) in net assets resulting from operations	18,980	1	373	192
Changes from principal transactions:				
Total unit transactions	3,341	4	(2,085)	(157)
Increase (decrease) in net assets derived from principal transactions	3,341	4	(2,085)	(157)
Total increase (decrease) in net assets	22,321	5	(1,712)	35
Net assets at December 31, 2016	$ 199,247	$ 8	$ 19,664	$ 1,664

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2015	$ 97	$ 3	$ 306	$ 132,108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	(3)	(327)
Total realized gain (loss) on investments and capital gains distributions	35	—	29	27,387
Net unrealized appreciation (depreciation) of investments	(32)	(2)	(34)	(36,873)
Net increase (decrease) in net assets resulting from operations	—	(2)	(8)	(9,813)
Changes from principal transactions:				
Total unit transactions	207	4	(11)	(18,931)
Increase (decrease) in net assets derived from principal transactions	207	4	(11)	(18,931)
Total increase (decrease) in net assets	207	2	(19)	(28,744)
Net assets at December 31, 2015	304	5	287	103,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(2)	(125)
Total realized gain (loss) on investments and capital gains distributions	(28)	4	(4)	20,894
Net unrealized appreciation (depreciation) of investments	(22)	5	17	8,132
Net increase (decrease) in net assets resulting from operations	(49)	9	11	28,901
Changes from principal transactions:				
Total unit transactions	(23)	21	(38)	(3,740)
Increase (decrease) in net assets derived from principal transactions	(23)	21	(38)	(3,740)
Total increase (decrease) in net assets	(72)	30	(27)	25,161
Net assets at December 31, 2016	$ 232	$ 35	$ 260	$ 128,525

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2015	$ 3	$ 16,720	$ 380,060	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(54)	(1,476)	—
Total realized gain (loss) on investments and capital gains distributions	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,417)	(19,558)	—
Net increase (decrease) in net assets resulting from operations	—	749	16,443	—
Changes from principal transactions:				
Total unit transactions	6	(3,724)	(26,352)	—
Increase (decrease) in net assets derived from principal transactions	6	(3,724)	(26,352)	—
Total increase (decrease) in net assets	6	(2,975)	(9,909)	—
Net assets at December 31, 2015	9	13,745	370,151	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(48)	(1,333)	—
Total realized gain (loss) on investments and capital gains distributions	—	1,768	26,366	—
Net unrealized appreciation (depreciation) of investments	—	(895)	563	—
Net increase (decrease) in net assets resulting from operations	—	825	25,596	—
Changes from principal transactions:				
Total unit transactions	5	(2,521)	(27,153)	—
Increase (decrease) in net assets derived from principal transactions	5	(2,521)	(27,153)	—
Total increase (decrease) in net assets	5	(1,696)	(1,557)	—
Net assets at December 31, 2016	$ 14	$ 12,049	$ 368,594	$ —

The accompanying notes are an integral part of these financial statements.

154

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net assets at January 1, 2015	$ 5	$ —	$ 2,622	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	51	(9)
Total realized gain (loss) on investments and capital gains distributions	—	—	271	14
Net unrealized appreciation (depreciation) of investments	(1)	—	(371)	(160)
Net increase (decrease) in net assets resulting from operations	(1)	—	(49)	(155)
Changes from principal transactions:				
Total unit transactions	1	—	(539)	1,993
Increase (decrease) in net assets derived from principal transactions	1	—	(539)	1,993
Total increase (decrease) in net assets	—	—	(588)	1,838
Net assets at December 31, 2015	5	—	2,034	1,869
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	32	(25)
Total realized gain (loss) on investments and capital gains distributions	—	—	72	(210)
Net unrealized appreciation (depreciation) of investments	1	—	16	342
Net increase (decrease) in net assets resulting from operations	1	2	120	107
Changes from principal transactions:				
Total unit transactions	—	155	(881)	1,070
Increase (decrease) in net assets derived from principal transactions	—	155	(881)	1,070
Total increase (decrease) in net assets	1	157	(761)	1,177
Net assets at December 31, 2016	$ 6	$ 157	$ 1,273	$ 3,046

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares
Net assets at January 1, 2015	$ 147	$ 282	$ 40	$ 102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	1	—
Total realized gain (loss) on investments and capital gains distributions	10	57	—	13
Net unrealized appreciation (depreciation) of investments	(12)	(50)	(1)	(16)
Net increase (decrease) in net assets resulting from operations	(1)	6	—	(3)
Changes from principal transactions:				
Total unit transactions	(14)	(39)	(3)	(27)
Increase (decrease) in net assets derived from principal transactions	(14)	(39)	(3)	(27)
Total increase (decrease) in net assets	(15)	(33)	(3)	(30)
Net assets at December 31, 2015	132	249	37	72
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	—	—
Total realized gain (loss) on investments and capital gains distributions	3	45	(1)	4
Net unrealized appreciation (depreciation) of investments	—	(21)	2	(4)
Net increase (decrease) in net assets resulting from operations	5	23	1	—
Changes from principal transactions:				
Total unit transactions	(10)	(34)	(24)	(14)
Increase (decrease) in net assets derived from principal transactions	(10)	(34)	(24)	(14)
Total increase (decrease) in net assets	(5)	(11)	(23)	(14)
Net assets at December 31, 2016	$ 127	$ 238	$ 14	$ 58

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares
Net assets at January 1, 2015	$ 82	$ 68	$ 426	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	8	—
Total realized gain (loss) on investments and capital gains distributions	16	2	6	—
Net unrealized appreciation (depreciation) of investments	(12)	(8)	(16)	—
Net increase (decrease) in net assets resulting from operations	4	(5)	(2)	—
Changes from principal transactions:				
Total unit transactions	(2)	184	538	—
Increase (decrease) in net assets derived from principal transactions	(2)	184	538	—
Total increase (decrease) in net assets	2	179	536	—
Net assets at December 31, 2015	84	247	962	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	5	17	—
Total realized gain (loss) on investments and capital gains distributions	12	4	(8)	—
Net unrealized appreciation (depreciation) of investments	(13)	63	(5)	—
Net increase (decrease) in net assets resulting from operations	(2)	72	4	—
Changes from principal transactions:				
Total unit transactions	(30)	405	(24)	—
Increase (decrease) in net assets derived from principal transactions	(30)	405	(24)	—
Total increase (decrease) in net assets	(32)	477	(20)	—
Net assets at December 31, 2016	$ 52	$ 724	$ 942	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	Lazard US Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net assets at January 1, 2015	$ —	$ 4,184	$ 96	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(43)	(3)	—
Total realized gain (loss) on investments and capital gains distributions	—	411	14	—
Net unrealized appreciation (depreciation) of investments	—	(661)	(27)	—
Net increase (decrease) in net assets resulting from operations	—	(293)	(16)	—
Changes from principal transactions:				
Total unit transactions	—	1,305	276	—
Increase (decrease) in net assets derived from principal transactions	—	1,305	276	—
Total increase (decrease) in net assets	—	1,012	260	—
Net assets at December 31, 2015	—	5,196	356	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(25)	(2)	(1)
Total realized gain (loss) on investments and capital gains distributions	—	243	15	31
Net unrealized appreciation (depreciation) of investments	(8)	(378)	8	(17)
Net increase (decrease) in net assets resulting from operations	(8)	(160)	21	13
Changes from principal transactions:				
Total unit transactions	286	(5,036)	63	420
Increase (decrease) in net assets derived from principal transactions	286	(5,036)	63	420
Total increase (decrease) in net assets	278	(5,196)	84	433
Net assets at December 31, 2016	$ 278	$ —	$ 440	$ 433

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y
Net assets at January 1, 2015	$ 348	$ 14,315	$ 373	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(88)	5	—
Total realized gain (loss) on investments and capital gains distributions	32	1,637	(4)	2
Net unrealized appreciation (depreciation) of investments	(25)	(2,189)	(9)	(2)
Net increase (decrease) in net assets resulting from operations	4	(640)	(8)	—
Changes from principal transactions:				
Total unit transactions	23	(1,209)	844	10
Increase (decrease) in net assets derived from principal transactions	23	(1,209)	844	10
Total increase (decrease) in net assets	27	(1,849)	836	10
Net assets at December 31, 2015	375	12,466	1,209	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(102)	10	—
Total realized gain (loss) on investments and capital gains distributions	12	1,381	(7)	—
Net unrealized appreciation (depreciation) of investments	7	1,749	(5)	2
Net increase (decrease) in net assets resulting from operations	17	3,028	(2)	2
Changes from principal transactions:				
Total unit transactions	(392)	(216)	(37)	13
Increase (decrease) in net assets derived from principal transactions	(392)	(216)	(37)	13
Total increase (decrease) in net assets	(375)	2,812	(39)	15
Net assets at December 31, 2016	$ —	$ 15,278	$ 1,170	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2015	$ 274	$ 1,258	$ —	$ 1,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	—	—
Total realized gain (loss) on investments and capital gains distributions	25	11	—	145
Net unrealized appreciation (depreciation) of investments	(55)	(3)	—	(204)
Net increase (decrease) in net assets resulting from operations	(32)	9	—	(59)
Changes from principal transactions:				
Total unit transactions	35	(1,224)	—	(230)
Increase (decrease) in net assets derived from principal transactions	35	(1,224)	—	(230)
Total increase (decrease) in net assets	3	(1,215)	—	(289)
Net assets at December 31, 2015	277	43	—	866
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	24	(2)
Total realized gain (loss) on investments and capital gains distributions	(35)	—	(1)	66
Net unrealized appreciation (depreciation) of investments	21	1	(21)	68
Net increase (decrease) in net assets resulting from operations	(16)	2	2	132
Changes from principal transactions:				
Total unit transactions	(66)	(21)	2,584	(100)
Increase (decrease) in net assets derived from principal transactions	(66)	(21)	2,584	(100)
Total increase (decrease) in net assets	(82)	(19)	2,586	32
Net assets at December 31, 2016	$ 195	$ 24	$ 2,586	$ 898

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2015	$ 1,254	$ 265	$ 104,586	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	2	(384)	—
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—
Net increase (decrease) in net assets resulting from operations	(25)	(12)	(4,534)	—
Changes from principal transactions:				
Total unit transactions	(51)	41	(8,477)	—
Increase (decrease) in net assets derived from principal transactions	(51)	41	(8,477)	—
Total increase (decrease) in net assets	(76)	29	(13,011)	—
Net assets at December 31, 2015	1,178	294	91,575	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	1	(395)	—
Total realized gain (loss) on investments and capital gains distributions	74	(38)	7,274	—
Net unrealized appreciation (depreciation) of investments	141	60	6,246	—
Net increase (decrease) in net assets resulting from operations	206	23	13,125	—
Changes from principal transactions:				
Total unit transactions	(142)	(104)	(8,331)	—
Increase (decrease) in net assets derived from principal transactions	(142)	(104)	(8,331)	—
Total increase (decrease) in net assets	64	(81)	4,794	—
Net assets at December 31, 2016	$ 1,242	$ 213	$ 96,369	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net assets at January 1, 2015	$ 722	$ —	$ 10,611	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	99	—
Total realized gain (loss) on investments and capital gains distributions	143	34	229	—
Net unrealized appreciation (depreciation) of investments	(155)	(54)	(496)	(2)
Net increase (decrease) in net assets resulting from operations	(11)	(5)	(168)	(2)
Changes from principal transactions:				
Total unit transactions	(592)	3,641	5,299	39
Increase (decrease) in net assets derived from principal transactions	(592)	3,641	5,299	39
Total increase (decrease) in net assets	(603)	3,636	5,131	37
Net assets at December 31, 2015	119	3,636	15,742	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	135	122	(1)
Total realized gain (loss) on investments and capital gains distributions	3	144	296	1
Net unrealized appreciation (depreciation) of investments	3	(233)	(253)	3
Net increase (decrease) in net assets resulting from operations	6	46	165	3
Changes from principal transactions:				
Total unit transactions	(28)	6,864	1,900	9
Increase (decrease) in net assets derived from principal transactions	(28)	6,864	1,900	9
Total increase (decrease) in net assets	(22)	6,910	2,065	12
Net assets at December 31, 2016	$ 97	$ 10,546	$ 17,807	$ 50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class
Net assets at January 1, 2015	$ 13	$ 473	$ —	$ 13,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	3	(2)
Total realized gain (loss) on investments and capital gains distributions	1	50	18	1,329
Net unrealized appreciation (depreciation) of investments	(2)	(50)	(22)	(1,510)
Net increase (decrease) in net assets resulting from operations	(1)	(5)	(1)	(183)
Changes from principal transactions:				
Total unit transactions	78	41	386	(1,353)
Increase (decrease) in net assets derived from principal transactions	78	41	386	(1,353)
Total increase (decrease) in net assets	77	36	385	(1,536)
Net assets at December 31, 2015	90	509	385	11,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(5)	11	20
Total realized gain (loss) on investments and capital gains distributions	—	29	40	970
Net unrealized appreciation (depreciation) of investments	1	69	49	18
Net increase (decrease) in net assets resulting from operations	3	93	100	1,008
Changes from principal transactions:				
Total unit transactions	201	38	870	(511)
Increase (decrease) in net assets derived from principal transactions	201	38	870	(511)
Total increase (decrease) in net assets	204	131	970	497
Net assets at December 31, 2016	$ 294	$ 640	$ 1,355	$ 12,306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2015	$ 2,112	$ 121,851	$ 27	$ 1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(207)	1	8
Total realized gain (loss) on investments and capital gains distributions	251	8,095	(1)	(61)
Net unrealized appreciation (depreciation) of investments	(155)	(2,512)	(9)	(36)
Net increase (decrease) in net assets resulting from operations	94	5,376	(9)	(89)
Changes from principal transactions:				
Total unit transactions	(135)	3,410	165	(79)
Increase (decrease) in net assets derived from principal transactions	(135)	3,410	165	(79)
Total increase (decrease) in net assets	(41)	8,786	156	(168)
Net assets at December 31, 2015	2,071	130,637	183	1,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	2	45
Total realized gain (loss) on investments and capital gains distributions	176	6,812	(3)	54
Net unrealized appreciation (depreciation) of investments	(197)	(5,378)	8	(70)
Net increase (decrease) in net assets resulting from operations	(21)	1,431	7	29
Changes from principal transactions:				
Total unit transactions	(332)	3,416	134	783
Increase (decrease) in net assets derived from principal transactions	(332)	3,416	134	783
Total increase (decrease) in net assets	(353)	4,847	141	812
Net assets at December 31, 2016	$ 1,718	$ 135,484	$ 324	$ 1,841

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net assets at January 1, 2015	$ 204	$ 104	$ 249,694	$ 38,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(1,510)	85
Total realized gain (loss) on investments and capital gains distributions	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(48)	(12)	(48,643)	(5,820)
Net increase (decrease) in net assets resulting from operations	(36)	3	(35,869)	(5,628)
Changes from principal transactions:				
Total unit transactions	667	(22)	(16,411)	831
Increase (decrease) in net assets derived from principal transactions	667	(22)	(16,411)	831
Total increase (decrease) in net assets	631	(19)	(52,280)	(4,797)
Net assets at December 31, 2015	835	85	197,414	33,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	(1)	(1,594)	30
Total realized gain (loss) on investments and capital gains distributions	11	4	9,950	(137)
Net unrealized appreciation (depreciation) of investments	47	(6)	2,665	2,331
Net increase (decrease) in net assets resulting from operations	76	(3)	11,021	2,224
Changes from principal transactions:				
Total unit transactions	(911)	(18)	(11,239)	(644)
Increase (decrease) in net assets derived from principal transactions	(911)	(18)	(11,239)	(644)
Total increase (decrease) in net assets	(835)	(21)	(218)	1,580
Net assets at December 31, 2016	$ —	$ 64	$ 197,196	$ 35,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net assets at January 1, 2015	$ 21	$ 57	$ 10	$ 12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15
Net increase (decrease) in net assets resulting from operations	(7)	(3)	(3)	14
Changes from principal transactions:				
Total unit transactions	10	—	107	137
Increase (decrease) in net assets derived from principal transactions	10	—	107	137
Total increase (decrease) in net assets	3	(3)	104	151
Net assets at December 31, 2015	24	54	114	163
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	3	1	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	—	—	4
Net unrealized appreciation (depreciation) of investments	11	(5)	(6)	(2)
Net increase (decrease) in net assets resulting from operations	9	(2)	(5)	1
Changes from principal transactions:				
Total unit transactions	5	111	146	201
Increase (decrease) in net assets derived from principal transactions	5	111	146	201
Total increase (decrease) in net assets	14	109	141	202
Net assets at December 31, 2016	$ 38	$ 163	$ 255	$ 365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Main Street Fund® - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA
Net assets at January 1, 2015	$ —	$ 15	$ 222	$ 98
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	5
Total realized gain (loss) on investments and capital gains distributions	—	1	17	—
Net unrealized appreciation (depreciation) of investments	—	—	(11)	(8)
Net increase (decrease) in net assets resulting from operations	—	1	7	(3)
Changes from principal transactions:				
Total unit transactions	—	(1)	(4)	1
Increase (decrease) in net assets derived from principal transactions	—	(1)	(4)	1
Total increase (decrease) in net assets	—	—	3	(2)
Net assets at December 31, 2015	—	15	225	96
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	3
Total realized gain (loss) on investments and capital gains distributions	3	1	16	(1)
Net unrealized appreciation (depreciation) of investments	3	(1)	(18)	2
Net increase (decrease) in net assets resulting from operations	6	—	(2)	4
Changes from principal transactions:				
Total unit transactions	176	(1)	(12)	(10)
Increase (decrease) in net assets derived from principal transactions	176	(1)	(12)	(10)
Total increase (decrease) in net assets	182	(1)	(14)	(6)
Net assets at December 31, 2016	$ 182	$ 14	$ 211	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund^SM - Investor Shares	Pax Balanced Fund - Individual Investor Class
Net assets at January 1, 2015	$ 74	$ 28,354	$ 17,371	$ 44,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	9	270	(79)
Total realized gain (loss) on investments and capital gains distributions	14	6,110	1,936	2,675
Net unrealized appreciation (depreciation) of investments	(12)	(7,906)	(2,502)	(3,229)
Net increase (decrease) in net assets resulting from operations	2	(1,787)	(296)	(633)
Changes from principal transactions:				
Total unit transactions	(10)	(1,217)	4,319	(3,897)
Increase (decrease) in net assets derived from principal transactions	(10)	(1,217)	4,319	(3,897)
Total increase (decrease) in net assets	(8)	(3,004)	4,023	(4,530)
Net assets at December 31, 2015	66	25,350	21,394	40,388
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	54	92
Total realized gain (loss) on investments and capital gains distributions	10	1,304	769	1,410
Net unrealized appreciation (depreciation) of investments	(3)	2,862	1,289	288
Net increase (decrease) in net assets resulting from operations	7	4,078	2,112	1,790
Changes from principal transactions:				
Total unit transactions	(9)	(1,807)	1,866	(4,050)
Increase (decrease) in net assets derived from principal transactions	(9)	(1,807)	1,866	(4,050)
Total increase (decrease) in net assets	(2)	2,271	3,978	(2,260)
Net assets at December 31, 2016	$ 64	$ 27,621	$ 25,372	$ 38,128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net assets at January 1, 2015	$ 14	$ 127,404	$ 8,438	$ 2,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	3,483	112	79
Total realized gain (loss) on investments and capital gains distributions	(10)	(2,671)	896	22
Net unrealized appreciation (depreciation) of investments	(93)	(4,757)	(1,041)	(197)
Net increase (decrease) in net assets resulting from operations	(88)	(3,945)	(33)	(96)
Changes from principal transactions:				
Total unit transactions	606	(22,159)	1,901	(200)
Increase (decrease) in net assets derived from principal transactions	606	(22,159)	1,901	(200)
Total increase (decrease) in net assets	518	(26,104)	1,868	(296)
Net assets at December 31, 2015	532	101,300	10,306	1,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1,452	156	60
Total realized gain (loss) on investments and capital gains distributions	(25)	(2,002)	1,466	(136)
Net unrealized appreciation (depreciation) of investments	129	4,863	499	252
Net increase (decrease) in net assets resulting from operations	102	4,313	2,121	176
Changes from principal transactions:				
Total unit transactions	936	(7,508)	1,841	(728)
Increase (decrease) in net assets derived from principal transactions	936	(7,508)	1,841	(728)
Total increase (decrease) in net assets	1,038	(3,195)	3,962	(552)
Net assets at December 31, 2016	$ 1,570	$ 98,105	$ 14,268	$ 1,175

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2015	$ 1,354	$ 10,371	$ 9	$ 23,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	313	1	831
Total realized gain (loss) on investments and capital gains distributions	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(36)	(2,162)	(2)	(1,853)
Net increase (decrease) in net assets resulting from operations	(24)	(1,581)	—	(952)
Changes from principal transactions:				
Total unit transactions	(141)	(1,191)	47	(3,483)
Increase (decrease) in net assets derived from principal transactions	(141)	(1,191)	47	(3,483)
Total increase (decrease) in net assets	(165)	(2,772)	47	(4,435)
Net assets at December 31, 2015	1,189	7,599	56	18,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	(28)	1	746
Total realized gain (loss) on investments and capital gains distributions	(37)	(2,139)	10	(562)
Net unrealized appreciation (depreciation) of investments	76	2,546	2	2,101
Net increase (decrease) in net assets resulting from operations	67	379	13	2,285
Changes from principal transactions:				
Total unit transactions	(264)	(698)	(69)	(1,514)
Increase (decrease) in net assets derived from principal transactions	(264)	(698)	(69)	(1,514)
Total increase (decrease) in net assets	(197)	(319)	(56)	771
Net assets at December 31, 2016	$ 992	$ 7,280	$ —	$ 19,606

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4
Net assets at January 1, 2015	$ —	$ 23	$ 10,975	$ 114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	114	2
Total realized gain (loss) on investments and capital gains distributions	—	—	1,582	20
Net unrealized appreciation (depreciation) of investments	—	(7)	(2,004)	(24)
Net increase (decrease) in net assets resulting from operations	—	(6)	(308)	(2)
Changes from principal transactions:				
Total unit transactions	—	25	(692)	(11)
Increase (decrease) in net assets derived from principal transactions	—	25	(692)	(11)
Total increase (decrease) in net assets	—	19	(1,000)	(13)
Net assets at December 31, 2015	—	42	9,975	101
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	64	2
Total realized gain (loss) on investments and capital gains distributions	—	3	494	5
Net unrealized appreciation (depreciation) of investments	—	3	686	8
Net increase (decrease) in net assets resulting from operations	—	6	1,244	15
Changes from principal transactions:				
Total unit transactions	—	31	(1,218)	(4)
Increase (decrease) in net assets derived from principal transactions	—	31	(1,218)	(4)
Total increase (decrease) in net assets	—	37	26	11
Net assets at December 31, 2016	$ —	$ 79	$ 10,001	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund
Net assets at January 1, 2015	$ 2	$ —	$ 11,841	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	(137)	1
Total realized gain (loss) on investments and capital gains distributions	—	18	1,259	150
Net unrealized appreciation (depreciation) of investments	—	(29)	(1,146)	(120)
Net increase (decrease) in net assets resulting from operations	—	(10)	(24)	31
Changes from principal transactions:				
Total unit transactions	—	447	2,886	3,953
Increase (decrease) in net assets derived from principal transactions	—	447	2,886	3,953
Total increase (decrease) in net assets	—	437	2,862	3,984
Net assets at December 31, 2015	2	437	14,703	3,984
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	23	(87)	30
Total realized gain (loss) on investments and capital gains distributions	—	212	321	95
Net unrealized appreciation (depreciation) of investments	—	(30)	413	551
Net increase (decrease) in net assets resulting from operations	—	205	647	676
Changes from principal transactions:				
Total unit transactions	—	3,424	(196)	8,275
Increase (decrease) in net assets derived from principal transactions	—	3,424	(196)	8,275
Total increase (decrease) in net assets	—	3,629	451	8,951
Net assets at December 31, 2016	$ 2	$ 4,066	$ 15,154	$ 12,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Net assets at January 1, 2015	$ 1,035	$ 330	$ —	$ 1,602
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	9	—
Total realized gain (loss) on investments and capital gains distributions	156	56	15	14
Net unrealized appreciation (depreciation) of investments	(198)	(70)	(37)	(27)
Net increase (decrease) in net assets resulting from operations	(41)	(13)	(13)	(13)
Changes from principal transactions:				
Total unit transactions	(84)	(63)	2,484	(1,090)
Increase (decrease) in net assets derived from principal transactions	(84)	(63)	2,484	(1,090)
Total increase (decrease) in net assets	(125)	(76)	2,471	(1,103)
Net assets at December 31, 2015	910	254	2,471	499
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	65	6
Total realized gain (loss) on investments and capital gains distributions	81	5	82	(25)
Net unrealized appreciation (depreciation) of investments	140	19	(204)	68
Net increase (decrease) in net assets resulting from operations	221	25	(57)	49
Changes from principal transactions:				
Total unit transactions	97	22	3,515	(38)
Increase (decrease) in net assets derived from principal transactions	97	22	3,515	(38)
Total increase (decrease) in net assets	318	47	3,458	11
Net assets at December 31, 2016	$ 1,228	$ 301	$ 5,929	$ 510

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net assets at January 1, 2015	$ 38,088	$ 180,054	$ 4	$ 45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,006	3,373	—	—
Total realized gain (loss) on investments and capital gains distributions	(736)	(617)	1	8
Net unrealized appreciation (depreciation) of investments	(1,886)	(11,410)	(2)	(5)
Net increase (decrease) in net assets resulting from operations	(1,616)	(8,654)	(1)	3
Changes from principal transactions:				
Total unit transactions	(4,465)	(27,361)	16	3
Increase (decrease) in net assets derived from principal transactions	(4,465)	(27,361)	16	3
Total increase (decrease) in net assets	(6,081)	(36,015)	15	6
Net assets at December 31, 2015	32,007	144,039	19	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	2,033	—	—
Total realized gain (loss) on investments and capital gains distributions	(1,270)	(4,026)	—	(10)
Net unrealized appreciation (depreciation) of investments	2,131	8,137	1	6
Net increase (decrease) in net assets resulting from operations	1,512	6,144	1	(4)
Changes from principal transactions:				
Total unit transactions	(6,275)	(20,830)	12	(44)
Increase (decrease) in net assets derived from principal transactions	(6,275)	(20,830)	12	(44)
Total increase (decrease) in net assets	(4,763)	(14,686)	13	(48)
Net assets at December 31, 2016	$ 27,244	$ 129,353	$ 32	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2015	$ —	$ 9,095	$ 116	$ 249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(81)	2	4
Total realized gain (loss) on investments and capital gains distributions	91	(1,122)	7	32
Net unrealized appreciation (depreciation) of investments	(130)	(1,097)	(13)	(36)
Net increase (decrease) in net assets resulting from operations	(23)	(2,300)	(4)	—
Changes from principal transactions:				
Total unit transactions	1,609	419	4	(12)
Increase (decrease) in net assets derived from principal transactions	1,609	419	4	(12)
Total increase (decrease) in net assets	1,586	(1,881)	—	(12)
Net assets at December 31, 2015	1,586	7,214	116	237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	118	429	2	4
Total realized gain (loss) on investments and capital gains distributions	(4)	(420)	10	31
Net unrealized appreciation (depreciation) of investments	513	1,805	1	(10)
Net increase (decrease) in net assets resulting from operations	627	1,814	13	25
Changes from principal transactions:				
Total unit transactions	4,044	5,011	(26)	(63)
Increase (decrease) in net assets derived from principal transactions	4,044	5,011	(26)	(63)
Total increase (decrease) in net assets	4,671	6,825	(13)	(38)
Net assets at December 31, 2016	$ 6,257	$ 14,039	$ 103	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net assets at January 1, 2015	$ 24	$ 6	$ —	$ 25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3	1	—	4
Net unrealized appreciation (depreciation) of investments	(4)	(3)	—	(3)
Net increase (decrease) in net assets resulting from operations	(1)	(2)	—	1
Changes from principal transactions:				
Total unit transactions	3	41	—	2
Increase (decrease) in net assets derived from principal transactions	3	41	—	2
Total increase (decrease) in net assets	2	39	—	3
Net assets at December 31, 2015	26	45	—	28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	2	(2)	24	3
Net unrealized appreciation (depreciation) of investments	2	16	68	6
Net increase (decrease) in net assets resulting from operations	4	13	90	9
Changes from principal transactions:				
Total unit transactions	3	57	1,584	1
Increase (decrease) in net assets derived from principal transactions	3	57	1,584	1
Total increase (decrease) in net assets	7	70	1,674	10
Net assets at December 31, 2016	$ 33	$ 115	$ 1,674	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Large-Cap Growth Fund - Class A
Net assets at January 1, 2015	$ 299,629	$ 7	$ 2,025	$ 100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,547	1	35	(1)
Total realized gain (loss) on investments and capital gains distributions	2,985	(8)	334	8
Net unrealized appreciation (depreciation) of investments	(13,339)	(7)	(342)	(2)
Net increase (decrease) in net assets resulting from operations	(7,807)	(14)	27	5
Changes from principal transactions:				
Total unit transactions	(32,675)	95	(646)	19
Increase (decrease) in net assets derived from principal transactions	(32,675)	95	(646)	19
Total increase (decrease) in net assets	(40,482)	81	(619)	24
Net assets at December 31, 2015	259,147	88	1,406	124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,843	1	26	(1)
Total realized gain (loss) on investments and capital gains distributions	886	(2)	158	8
Net unrealized appreciation (depreciation) of investments	13,463	10	(163)	(3)
Net increase (decrease) in net assets resulting from operations	16,192	9	21	4
Changes from principal transactions:				
Total unit transactions	(24,382)	(37)	(586)	30
Increase (decrease) in net assets derived from principal transactions	(24,382)	(37)	(586)	30
Total increase (decrease) in net assets	(8,190)	(28)	(565)	34
Net assets at December 31, 2016	$ 250,957	$ 60	$ 841	$ 158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 3,484	$ 1,774	$ 351,128
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	77	27	13,099
Total realized gain (loss) on investments and capital gains distributions	—	(32)	(6)	(858)
Net unrealized appreciation (depreciation) of investments	—	(16)	(23)	(13,900)
Net increase (decrease) in net assets resulting from operations	—	29	(2)	(1,659)
Changes from principal transactions:				
Total unit transactions	—	(261)	(377)	128,339
Increase (decrease) in net assets derived from principal transactions	—	(261)	(377)	128,339
Total increase (decrease) in net assets	—	(232)	(379)	126,680
Net assets at December 31, 2015	—	3,252	1,395	477,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	67	23	6,743
Total realized gain (loss) on investments and capital gains distributions	—	(57)	4	5,521
Net unrealized appreciation (depreciation) of investments	—	19	12	4,001
Net increase (decrease) in net assets resulting from operations	1	29	39	16,265
Changes from principal transactions:				
Total unit transactions	148	(103)	(691)	(30,619)
Increase (decrease) in net assets derived from principal transactions	148	(103)	(691)	(30,619)
Total increase (decrease) in net assets	149	(74)	(652)	(14,354)
Net assets at December 31, 2016	$ 149	$ 3,178	$ 743	$ 463,454

The accompanying notes are an integral part of these financial statements.

178

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net assets at January 1, 2015	$ 981	$ 922	$ 44	$ 31,277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	30	2	1,645
Total realized gain (loss) on investments and capital gains distributions	7	36	—	(332)
Net unrealized appreciation (depreciation) of investments	(93)	(169)	(3)	(1,979)
Net increase (decrease) in net assets resulting from operations	(7)	(103)	(1)	(666)
Changes from principal transactions:				
Total unit transactions	1,694	1,476	(9)	(3,047)
Increase (decrease) in net assets derived from principal transactions	1,694	1,476	(9)	(3,047)
Total increase (decrease) in net assets	1,687	1,373	(10)	(3,713)
Net assets at December 31, 2015	2,668	2,295	34	27,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	98	3	1,821
Total realized gain (loss) on investments and capital gains distributions	27	(105)	—	(451)
Net unrealized appreciation (depreciation) of investments	27	210	4	2,427
Net increase (decrease) in net assets resulting from operations	102	203	7	3,797
Changes from principal transactions:				
Total unit transactions	(139)	2,776	(2)	(197)
Increase (decrease) in net assets derived from principal transactions	(139)	2,776	(2)	(197)
Total increase (decrease) in net assets	(37)	2,979	5	3,600
Net assets at December 31, 2016	$ 2,631	$ 5,274	$ 39	$ 31,164

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2015	$ 24,624	$ 210	$ 434,528	$ 5,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,147	(1)	(1,585)	(3)
Total realized gain (loss) on investments and capital gains distributions	(321)	43	54,917	620
Net unrealized appreciation (depreciation) of investments	(1,454)	(35)	(30,020)	(304)
Net increase (decrease) in net assets resulting from operations	(628)	7	23,312	313
Changes from principal transactions:				
Total unit transactions	(4,392)	(54)	(14,309)	201
Increase (decrease) in net assets derived from principal transactions	(4,392)	(54)	(14,309)	201
Total increase (decrease) in net assets	(5,020)	(47)	9,003	514
Net assets at December 31, 2015	19,604	163	443,531	5,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,152	—	(1,470)	(8)
Total realized gain (loss) on investments and capital gains distributions	(333)	28	66,105	740
Net unrealized appreciation (depreciation) of investments	1,724	(27)	(52,031)	(545)
Net increase (decrease) in net assets resulting from operations	2,543	1	12,604	187
Changes from principal transactions:				
Total unit transactions	(637)	(43)	(25,863)	778
Increase (decrease) in net assets derived from principal transactions	(637)	(43)	(25,863)	778
Total increase (decrease) in net assets	1,906	(42)	(13,259)	965
Net assets at December 31, 2016	$ 21,510	$ 121	$ 430,272	$ 6,892

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2015	$ 24	$ 384,229	$ 1,681	$ 19
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,097	20	—
Total realized gain (loss) on investments and capital gains distributions	1	40,389	76	—
Net unrealized appreciation (depreciation) of investments	(3)	(62,632)	(200)	—
Net increase (decrease) in net assets resulting from operations	(2)	(19,146)	(104)	—
Changes from principal transactions:				
Total unit transactions	(1)	(39,626)	81	18
Increase (decrease) in net assets derived from principal transactions	(1)	(39,626)	81	18
Total increase (decrease) in net assets	(3)	(58,772)	(23)	18
Net assets at December 31, 2015	21	325,457	1,658	37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,660	26	—
Total realized gain (loss) on investments and capital gains distributions	1	20,397	14	—
Net unrealized appreciation (depreciation) of investments	1	12,898	172	—
Net increase (decrease) in net assets resulting from operations	2	37,955	212	—
Changes from principal transactions:				
Total unit transactions	(2)	(34,952)	(202)	(27)
Increase (decrease) in net assets derived from principal transactions	(2)	(34,952)	(202)	(27)
Total increase (decrease) in net assets	—	3,003	10	(27)
Net assets at December 31, 2016	$ 21	$ 328,460	$ 1,668	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net assets at January 1, 2015	$ 17,240	$ 382	$ 19,708	$ 43
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(1)	233	—
Total realized gain (loss) on investments and capital gains distributions	2,639	32	3,827	(1)
Net unrealized appreciation (depreciation) of investments	(2,856)	(37)	(3,944)	(1)
Net increase (decrease) in net assets resulting from operations	(197)	(6)	116	(2)
Changes from principal transactions:				
Total unit transactions	(2,855)	15	(4,646)	(3)
Increase (decrease) in net assets derived from principal transactions	(2,855)	15	(4,646)	(3)
Total increase (decrease) in net assets	(3,052)	9	(4,530)	(5)
Net assets at December 31, 2015	14,188	391	15,178	38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	3	296	—
Total realized gain (loss) on investments and capital gains distributions	1,187	27	920	(2)
Net unrealized appreciation (depreciation) of investments	(357)	(4)	746	3
Net increase (decrease) in net assets resulting from operations	1,002	26	1,962	1
Changes from principal transactions:				
Total unit transactions	(2,095)	(30)	3,037	9
Increase (decrease) in net assets derived from principal transactions	(2,095)	(30)	3,037	9
Total increase (decrease) in net assets	(1,093)	(4)	4,999	10
Net assets at December 31, 2016	$ 13,095	$ 387	$ 20,177	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class
Net assets at January 1, 2015	$ 7	$ 92,705	$ 53	$ 2,409
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,208	1	13
Total realized gain (loss) on investments and capital gains distributions	(1)	4,591	6	150
Net unrealized appreciation (depreciation) of investments	(1)	(9,097)	(5)	(109)
Net increase (decrease) in net assets resulting from operations	(2)	(2,298)	2	54
Changes from principal transactions:				
Total unit transactions	2	(2,045)	(16)	(201)
Increase (decrease) in net assets derived from principal transactions	2	(2,045)	(16)	(201)
Total increase (decrease) in net assets	—	(4,343)	(14)	(147)
Net assets at December 31, 2015	7	88,362	39	2,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	479	1	19
Total realized gain (loss) on investments and capital gains distributions	—	2,972	—	119
Net unrealized appreciation (depreciation) of investments	(3)	(3,438)	(1)	(60)
Net increase (decrease) in net assets resulting from operations	(3)	13	—	78
Changes from principal transactions:				
Total unit transactions	34	(3,762)	51	(220)
Increase (decrease) in net assets derived from principal transactions	34	(3,762)	51	(220)
Total increase (decrease) in net assets	31	(3,749)	51	(142)
Net assets at December 31, 2016	$ 38	$ 84,613	$ 90	$ 2,120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 65,786	$ 37,011	$ 54,794	$ 40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	274	(21)	(405)	—
Total realized gain (loss) on investments and capital gains distributions	4,820	7,289	11,001	8
Net unrealized appreciation (depreciation) of investments	(4,118)	(7,770)	(11,836)	(8)
Net increase (decrease) in net assets resulting from operations	976	(502)	(1,240)	—
Changes from principal transactions:				
Total unit transactions	(4,309)	(4,993)	(3,285)	(11)
Increase (decrease) in net assets derived from principal transactions	(4,309)	(4,993)	(3,285)	(11)
Total increase (decrease) in net assets	(3,333)	(5,495)	(4,525)	(11)
Net assets at December 31, 2015	62,453	31,516	50,269	29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	101	(166)	—
Total realized gain (loss) on investments and capital gains distributions	3,447	2,625	4,613	(2)
Net unrealized appreciation (depreciation) of investments	(2,083)	656	521	4
Net increase (decrease) in net assets resulting from operations	1,783	3,382	4,968	2
Changes from principal transactions:				
Total unit transactions	(2,928)	(4,684)	(4,690)	(31)
Increase (decrease) in net assets derived from principal transactions	(2,928)	(4,684)	(4,690)	(31)
Total increase (decrease) in net assets	(1,145)	(1,302)	278	(29)
Net assets at December 31, 2016	$ 61,308	$ 30,214	$ 50,547	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2015	$ 22,583	$ 27,024	$ 321	$ 22,492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	683	616	1	94
Total realized gain (loss) on investments and capital gains distributions	3,793	4,976	—	351
Net unrealized appreciation (depreciation) of investments	(5,190)	(6,614)	(52)	(3,910)
Net increase (decrease) in net assets resulting from operations	(714)	(1,022)	(51)	(3,465)
Changes from principal transactions:				
Total unit transactions	31	(341)	(47)	(1,889)
Increase (decrease) in net assets derived from principal transactions	31	(341)	(47)	(1,889)
Total increase (decrease) in net assets	(683)	(1,363)	(98)	(5,354)
Net assets at December 31, 2015	21,900	25,661	223	17,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	468	345	1	79
Total realized gain (loss) on investments and capital gains distributions	2,505	3,357	(10)	(755)
Net unrealized appreciation (depreciation) of investments	1,224	727	36	2,714
Net increase (decrease) in net assets resulting from operations	4,197	4,429	27	2,038
Changes from principal transactions:				
Total unit transactions	369	(1,692)	16	168
Increase (decrease) in net assets derived from principal transactions	369	(1,692)	16	168
Total increase (decrease) in net assets	4,566	2,737	43	2,206
Net assets at December 31, 2016	$ 26,466	$ 28,398	$ 266	$ 19,344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2015	$ 20,091	$ 24	$ 26,704	$ 22,043
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	—	4	(171)
Total realized gain (loss) on investments and capital gains distributions	465	7	4,065	3,442
Net unrealized appreciation (depreciation) of investments	(3,685)	(7)	(5,369)	(4,375)
Net increase (decrease) in net assets resulting from operations	(3,190)	—	(1,300)	(1,104)
Changes from principal transactions:				
Total unit transactions	(1,394)	17	4,519	1,678
Increase (decrease) in net assets derived from principal transactions	(1,394)	17	4,519	1,678
Total increase (decrease) in net assets	(4,584)	17	3,219	574
Net assets at December 31, 2015	15,507	41	29,923	22,617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	—	114	(105)
Total realized gain (loss) on investments and capital gains distributions	(1,309)	1	3,327	2,509
Net unrealized appreciation (depreciation) of investments	3,015	3	3,260	2,191
Net increase (decrease) in net assets resulting from operations	1,733	4	6,701	4,595
Changes from principal transactions:				
Total unit transactions	492	(17)	1,792	535
Increase (decrease) in net assets derived from principal transactions	492	(17)	1,792	535
Total increase (decrease) in net assets	2,225	(13)	8,493	5,130
Net assets at December 31, 2016	$ 17,732	$ 28	$ 38,416	$ 27,747

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2015	$ 30	$ 403	$ 191,423	$ 564,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	2,408	2,314
Total realized gain (loss) on investments and capital gains distributions	4	60	28,105	82,840
Net unrealized appreciation (depreciation) of investments	(2)	(43)	(20,669)	(60,977)
Net increase (decrease) in net assets resulting from operations	3	20	9,844	24,177
Changes from principal transactions:				
Total unit transactions	—	6	20,415	37,092
Increase (decrease) in net assets derived from principal transactions	—	6	20,415	37,092
Total increase (decrease) in net assets	3	26	30,259	61,269
Net assets at December 31, 2015	33	429	221,682	625,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	3,036	3,106
Total realized gain (loss) on investments and capital gains distributions	4	50	21,965	66,415
Net unrealized appreciation (depreciation) of investments	(4)	(23)	(6,679)	(24,469)
Net increase (decrease) in net assets resulting from operations	1	30	18,322	45,052
Changes from principal transactions:				
Total unit transactions	18	(9)	26,483	40,170
Increase (decrease) in net assets derived from principal transactions	18	(9)	26,483	40,170
Total increase (decrease) in net assets	19	21	44,805	85,222
Net assets at December 31, 2016	$ 52	$ 450	$ 266,487	$ 710,826

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2015	$ 1,535	$ 121,652	$ 117	$ 7,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	1,328	1	(6)
Total realized gain (loss) on investments and capital gains distributions	244	23,061	8	674
Net unrealized appreciation (depreciation) of investments	(374)	(32,856)	(10)	(854)
Net increase (decrease) in net assets resulting from operations	(111)	(8,467)	(1)	(186)
Changes from principal transactions:				
Total unit transactions	(167)	(19,905)	(25)	(99)
Increase (decrease) in net assets derived from principal transactions	(167)	(19,905)	(25)	(99)
Total increase (decrease) in net assets	(278)	(28,372)	(26)	(285)
Net assets at December 31, 2015	1,257	93,280	91	7,397
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	1,429	1	32
Total realized gain (loss) on investments and capital gains distributions	182	13,936	1	190
Net unrealized appreciation (depreciation) of investments	7	405	(1)	(162)
Net increase (decrease) in net assets resulting from operations	209	15,770	1	60
Changes from principal transactions:				
Total unit transactions	(185)	(7,115)	(3)	(496)
Increase (decrease) in net assets derived from principal transactions	(185)	(7,115)	(3)	(496)
Total increase (decrease) in net assets	24	8,655	(2)	(436)
Net assets at December 31, 2016	$ 1,281	$ 101,935	$ 89	$ 6,961

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net assets at January 1, 2015	$ 806	$ 6,583	$ 236,364	$ 151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	100	(1,679)	2
Total realized gain (loss) on investments and capital gains distributions	56	464	26	5
Net unrealized appreciation (depreciation) of investments	(135)	(1,061)	—	(11)
Net increase (decrease) in net assets resulting from operations	(62)	(497)	(1,653)	(4)
Changes from principal transactions:				
Total unit transactions	(12)	(933)	(7,995)	18
Increase (decrease) in net assets derived from principal transactions	(12)	(933)	(7,995)	18
Total increase (decrease) in net assets	(74)	(1,430)	(9,648)	14
Net assets at December 31, 2015	732	5,153	226,716	165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	126	(1,434)	5
Total realized gain (loss) on investments and capital gains distributions	208	1,342	217	4
Net unrealized appreciation (depreciation) of investments	(162)	(1,058)	—	(9)
Net increase (decrease) in net assets resulting from operations	69	410	(1,217)	—
Changes from principal transactions:				
Total unit transactions	(88)	(687)	3,295	(3)
Increase (decrease) in net assets derived from principal transactions	(88)	(687)	3,295	(3)
Total increase (decrease) in net assets	(19)	(277)	2,078	(3)
Net assets at December 31, 2016	$ 713	$ 4,876	$ 228,794	$ 162

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2015	$ 328	$ —	$ 272	$ 96,508
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(1)	(822)
Total realized gain (loss) on investments and capital gains distributions	14	—	(11)	(520)
Net unrealized appreciation (depreciation) of investments	7	—	(4)	(3,281)
Net increase (decrease) in net assets resulting from operations	21	—	(16)	(4,623)
Changes from principal transactions:				
Total unit transactions	(31)	—	13	(13,494)
Increase (decrease) in net assets derived from principal transactions	(31)	—	13	(13,494)
Total increase (decrease) in net assets	(10)	—	(3)	(18,117)
Net assets at December 31, 2015	318	—	269	78,391
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3	629
Total realized gain (loss) on investments and capital gains distributions	6	1	(5)	(666)
Net unrealized appreciation (depreciation) of investments	(11)	(1)	20	4,236
Net increase (decrease) in net assets resulting from operations	(5)	—	18	4,199
Changes from principal transactions:				
Total unit transactions	(19)	28	(2)	(6,133)
Increase (decrease) in net assets derived from principal transactions	(19)	28	(2)	(6,133)
Total increase (decrease) in net assets	(24)	28	16	(1,934)
Net assets at December 31, 2016	$ 294	$ 28	$ 285	$ 76,457

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 932	$ 2,587	$ 2,410	$ 4,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	53	26	32
Total realized gain (loss) on investments and capital gains distributions	(19)	469	142	480
Net unrealized appreciation (depreciation) of investments	(22)	(726)	(252)	(587)
Net increase (decrease) in net assets resulting from operations	(45)	(204)	(84)	(75)
Changes from principal transactions:				
Total unit transactions	(47)	3,581	(127)	(569)
Increase (decrease) in net assets derived from principal transactions	(47)	3,581	(127)	(569)
Total increase (decrease) in net assets	(92)	3,377	(211)	(644)
Net assets at December 31, 2015	840	5,964	2,199	3,706
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	108	31	61
Total realized gain (loss) on investments and capital gains distributions	(24)	448	20	268
Net unrealized appreciation (depreciation) of investments	64	(133)	74	(92)
Net increase (decrease) in net assets resulting from operations	48	423	125	237
Changes from principal transactions:				
Total unit transactions	(184)	1,640	91	402
Increase (decrease) in net assets derived from principal transactions	(184)	1,640	91	402
Total increase (decrease) in net assets	(136)	2,063	216	639
Net assets at December 31, 2016	$ 704	$ 8,027	$ 2,415	$ 4,345

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2015	$ 2,313	$ 1,641	$ 3,006	$ 1,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	25	18	28
Total realized gain (loss) on investments and capital gains distributions	672	327	413	584
Net unrealized appreciation (depreciation) of investments	(1,035)	(483)	(483)	(928)
Net increase (decrease) in net assets resulting from operations	(312)	(131)	(52)	(316)
Changes from principal transactions:				
Total unit transactions	5,117	1,875	(624)	5,129
Increase (decrease) in net assets derived from principal transactions	5,117	1,875	(624)	5,129
Total increase (decrease) in net assets	4,805	1,744	(676)	4,813
Net assets at December 31, 2015	7,118	3,385	2,330	6,581
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	48	34	83
Total realized gain (loss) on investments and capital gains distributions	657	174	234	646
Net unrealized appreciation (depreciation) of investments	(182)	49	(100)	(122)
Net increase (decrease) in net assets resulting from operations	577	271	168	607
Changes from principal transactions:				
Total unit transactions	1,635	65	142	2,462
Increase (decrease) in net assets derived from principal transactions	1,635	65	142	2,462
Total increase (decrease) in net assets	2,212	336	310	3,069
Net assets at December 31, 2016	$ 9,330	$ 3,721	$ 2,640	$ 9,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2015	$ 785	$ 2,238	$ 424	$ 446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	7	3	1
Total realized gain (loss) on investments and capital gains distributions	113	341	85	41
Net unrealized appreciation (depreciation) of investments	(152)	(399)	(139)	(66)
Net increase (decrease) in net assets resulting from operations	(35)	(51)	(51)	(24)
Changes from principal transactions:				
Total unit transactions	490	(166)	1,086	312
Increase (decrease) in net assets derived from principal transactions	490	(166)	1,086	312
Total increase (decrease) in net assets	455	(217)	1,035	288
Net assets at December 31, 2015	1,240	2,021	1,459	734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	28	15	5
Total realized gain (loss) on investments and capital gains distributions	63	215	99	19
Net unrealized appreciation (depreciation) of investments	44	(66)	26	37
Net increase (decrease) in net assets resulting from operations	122	177	140	61
Changes from principal transactions:				
Total unit transactions	393	471	693	214
Increase (decrease) in net assets derived from principal transactions	393	471	693	214
Total increase (decrease) in net assets	515	648	833	275
Net assets at December 31, 2016	$ 1,755	$ 2,669	$ 2,292	$ 1,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 368	$ 468	$ 1,094	$ 288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(77)	(49)	(31)	(25)
Net increase (decrease) in net assets resulting from operations	(16)	(93)	(11)	(30)
Changes from principal transactions:				
Total unit transactions	180	2,778	213	1,034
Increase (decrease) in net assets derived from principal transactions	180	2,778	213	1,034
Total increase (decrease) in net assets	164	2,685	202	1,004
Net assets at December 31, 2015	532	3,153	1,296	1,292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	25	14	12
Total realized gain (loss) on investments and capital gains distributions	45	47	8	21
Net unrealized appreciation (depreciation) of investments	—	60	35	23
Net increase (decrease) in net assets resulting from operations	53	132	57	56
Changes from principal transactions:				
Total unit transactions	246	373	(458)	(203)
Increase (decrease) in net assets derived from principal transactions	246	373	(458)	(203)
Total increase (decrease) in net assets	299	505	(401)	(147)
Net assets at December 31, 2016	$ 831	$ 3,658	$ 895	$ 1,145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 492	$ 1,478	$ 142,609	$ 15,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	70	3,307	326
Total realized gain (loss) on investments and capital gains distributions	57	168	19,848	1,947
Net unrealized appreciation (depreciation) of investments	(71)	(289)	(24,431)	(2,361)
Net increase (decrease) in net assets resulting from operations	(2)	(51)	(1,276)	(88)
Changes from principal transactions:				
Total unit transactions	(50)	1,034	(9,621)	(2,076)
Increase (decrease) in net assets derived from principal transactions	(50)	1,034	(9,621)	(2,076)
Total increase (decrease) in net assets	(52)	983	(10,897)	(2,164)
Net assets at December 31, 2015	440	2,461	131,712	13,036
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	42	1,652	169
Total realized gain (loss) on investments and capital gains distributions	36	18	12,908	993
Net unrealized appreciation (depreciation) of investments	(21)	58	(8,007)	(558)
Net increase (decrease) in net assets resulting from operations	21	118	6,553	604
Changes from principal transactions:				
Total unit transactions	(24)	30	(2,747)	(2,573)
Increase (decrease) in net assets derived from principal transactions	(24)	30	(2,747)	(2,573)
Total increase (decrease) in net assets	(3)	148	3,806	(1,969)
Net assets at December 31, 2016	$ 437	$ 2,609	$ 135,518	$ 11,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 183	$ 2,695	$ 136,761	$ 13,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	91	3,313	292
Total realized gain (loss) on investments and capital gains distributions	22	381	21,414	1,944
Net unrealized appreciation (depreciation) of investments	(26)	(526)	(26,629)	(2,376)
Net increase (decrease) in net assets resulting from operations	—	(54)	(1,902)	(140)
Changes from principal transactions:				
Total unit transactions	(8)	992	(5,924)	(968)
Increase (decrease) in net assets derived from principal transactions	(8)	992	(5,924)	(968)
Total increase (decrease) in net assets	(8)	938	(7,826)	(1,108)
Net assets at December 31, 2015	175	3,633	128,935	12,529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	47	1,700	173
Total realized gain (loss) on investments and capital gains distributions	33	92	13,318	1,034
Net unrealized appreciation (depreciation) of investments	(20)	46	(7,929)	(534)
Net increase (decrease) in net assets resulting from operations	19	185	7,089	673
Changes from principal transactions:				
Total unit transactions	192	(723)	471	76
Increase (decrease) in net assets derived from principal transactions	192	(723)	471	76
Total increase (decrease) in net assets	211	(538)	7,560	749
Net assets at December 31, 2016	$ 386	$ 3,095	$ 136,495	$ 13,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 114	$ 1,526	$ 98,309	$ 7,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	42	2,262	169
Total realized gain (loss) on investments and capital gains distributions	17	192	19,604	1,411
Net unrealized appreciation (depreciation) of investments	(19)	(245)	(23,651)	(1,696)
Net increase (decrease) in net assets resulting from operations	—	(11)	(1,785)	(116)
Changes from principal transactions:				
Total unit transactions	(83)	499	(2,424)	(446)
Increase (decrease) in net assets derived from principal transactions	(83)	499	(2,424)	(446)
Total increase (decrease) in net assets	(83)	488	(4,209)	(562)
Net assets at December 31, 2015	31	2,014	94,100	7,401
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	28	839	67
Total realized gain (loss) on investments and capital gains distributions	3	66	9,670	613
Net unrealized appreciation (depreciation) of investments	(1)	28	(5,051)	(265)
Net increase (decrease) in net assets resulting from operations	2	122	5,458	415
Changes from principal transactions:				
Total unit transactions	—	215	3,213	(18)
Increase (decrease) in net assets derived from principal transactions	—	215	3,213	(18)
Total increase (decrease) in net assets	2	337	8,671	397
Net assets at December 31, 2016	$ 33	$ 2,351	$ 102,771	$ 7,798

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net assets at January 1, 2015	$ 777	$ 10,817	$ 887	$ 4,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	226	18	87
Total realized gain (loss) on investments and capital gains distributions	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(85)	(1,937)	(154)	(595)
Net increase (decrease) in net assets resulting from operations	(11)	(301)	(21)	(73)
Changes from principal transactions:				
Total unit transactions	414	3,654	308	471
Increase (decrease) in net assets derived from principal transactions	414	3,654	308	471
Total increase (decrease) in net assets	403	3,353	287	398
Net assets at December 31, 2015	1,180	14,170	1,174	4,678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	101	9	64
Total realized gain (loss) on investments and capital gains distributions	(43)	1,024	14	317
Net unrealized appreciation (depreciation) of investments	67	(153)	51	(126)
Net increase (decrease) in net assets resulting from operations	30	972	74	255
Changes from principal transactions:				
Total unit transactions	(137)	3,309	190	(96)
Increase (decrease) in net assets derived from principal transactions	(137)	3,309	190	(96)
Total increase (decrease) in net assets	(107)	4,281	264	159
Net assets at December 31, 2016	$ 1,073	$ 18,451	$ 1,438	$ 4,837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 206	$ 3,290	$ 17,739	$ 1,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	91	189	6
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)
Net increase (decrease) in net assets resulting from operations	(16)	(69)	(1,311)	(128)
Changes from principal transactions:				
Total unit transactions	777	3,282	54,749	5,866
Increase (decrease) in net assets derived from principal transactions	777	3,282	54,749	5,866
Total increase (decrease) in net assets	761	3,213	53,438	5,738
Net assets at December 31, 2015	967	6,503	71,177	6,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	51	188	26
Total realized gain (loss) on investments and capital gains distributions	13	19	490	64
Net unrealized appreciation (depreciation) of investments	19	194	1,780	135
Net increase (decrease) in net assets resulting from operations	39	264	2,458	225
Changes from principal transactions:				
Total unit transactions	3	(165)	(10,177)	(1,582)
Increase (decrease) in net assets derived from principal transactions	3	(165)	(10,177)	(1,582)
Total increase (decrease) in net assets	42	99	(7,719)	(1,357)
Net assets at December 31, 2016	$ 1,009	$ 6,602	$ 63,458	$ 5,591

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2015	$ 6,119	$ 153	$ 19,231	$ 60,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	2	263	421
Total realized gain (loss) on investments and capital gains distributions	394	25	3,993	12,816
Net unrealized appreciation (depreciation) of investments	(573)	(30)	(4,659)	(14,488)
Net increase (decrease) in net assets resulting from operations	(80)	(3)	(403)	(1,251)
Changes from principal transactions:				
Total unit transactions	(174)	(72)	1,183	(8,206)
Increase (decrease) in net assets derived from principal transactions	(174)	(72)	1,183	(8,206)
Total increase (decrease) in net assets	(254)	(75)	780	(9,457)
Net assets at December 31, 2015	5,865	78	20,011	50,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	1	290	327
Total realized gain (loss) on investments and capital gains distributions	327	(2)	2,100	4,825
Net unrealized appreciation (depreciation) of investments	(123)	18	3,186	6,770
Net increase (decrease) in net assets resulting from operations	301	17	5,576	11,922
Changes from principal transactions:				
Total unit transactions	261	(20)	7,234	5,536
Increase (decrease) in net assets derived from principal transactions	261	(20)	7,234	5,536
Total increase (decrease) in net assets	562	(3)	12,810	17,458
Net assets at December 31, 2016	$ 6,427	$ 75	$ 32,821	$ 68,126

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2015	$ 420	$ 175,509	$ 15,271	$ 254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,019)	(19)	—
Total realized gain (loss) on investments and capital gains distributions	62	22,502	2,615	2
Net unrealized appreciation (depreciation) of investments	(81)	(30,374)	(2,308)	(10)
Net increase (decrease) in net assets resulting from operations	(20)	(8,891)	288	(8)
Changes from principal transactions:				
Total unit transactions	(64)	(24,099)	(934)	26
Increase (decrease) in net assets derived from principal transactions	(64)	(24,099)	(934)	26
Total increase (decrease) in net assets	(84)	(32,990)	(646)	18
Net assets at December 31, 2015	336	142,519	14,625	272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,149)	338	(1)
Total realized gain (loss) on investments and capital gains distributions	46	27,228	1,965	50
Net unrealized appreciation (depreciation) of investments	(32)	(20,499)	(1,316)	(18)
Net increase (decrease) in net assets resulting from operations	13	5,580	987	31
Changes from principal transactions:				
Total unit transactions	(34)	(24,113)	(1,916)	(144)
Increase (decrease) in net assets derived from principal transactions	(34)	(24,113)	(1,916)	(144)
Total increase (decrease) in net assets	(21)	(18,533)	(929)	(113)
Net assets at December 31, 2016	$ 315	$ 123,986	$ 13,696	$ 159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2015	$ 4,730	$ 4,092	$ 482	$ 76,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	30	8	884
Total realized gain (loss) on investments and capital gains distributions	300	454	20	2,233
Net unrealized appreciation (depreciation) of investments	(540)	(549)	(62)	(7,841)
Net increase (decrease) in net assets resulting from operations	(271)	(65)	(34)	(4,724)
Changes from principal transactions:				
Total unit transactions	1,491	(832)	(19)	(9,061)
Increase (decrease) in net assets derived from principal transactions	1,491	(832)	(19)	(9,061)
Total increase (decrease) in net assets	1,220	(897)	(53)	(13,785)
Net assets at December 31, 2015	5,950	3,195	429	62,485
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(9)	8	911
Total realized gain (loss) on investments and capital gains distributions	718	495	46	2,832
Net unrealized appreciation (depreciation) of investments	662	(304)	8	5,450
Net increase (decrease) in net assets resulting from operations	1,340	182	62	9,193
Changes from principal transactions:				
Total unit transactions	(206)	(3,377)	(83)	(7,145)
Increase (decrease) in net assets derived from principal transactions	(206)	(3,377)	(83)	(7,145)
Total increase (decrease) in net assets	1,134	(3,195)	(21)	2,048
Net assets at December 31, 2016	$ 7,084	$ —	$ 408	$ 64,533

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2015	$ 1,674	$ 350,430	$ 3,362	$ 406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	4,078	21	—
Total realized gain (loss) on investments and capital gains distributions	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(247)	(47,533)	(111)	(122)
Net increase (decrease) in net assets resulting from operations	(47)	(9,779)	(84)	(13)
Changes from principal transactions:				
Total unit transactions	(93)	(29,789)	(1,849)	(92)
Increase (decrease) in net assets derived from principal transactions	(93)	(29,789)	(1,849)	(92)
Total increase (decrease) in net assets	(140)	(39,568)	(1,933)	(105)
Net assets at December 31, 2015	1,534	310,862	1,429	301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	3,326	19	—
Total realized gain (loss) on investments and capital gains distributions	108	18,752	52	50
Net unrealized appreciation (depreciation) of investments	76	18,830	136	(7)
Net increase (decrease) in net assets resulting from operations	203	40,908	207	43
Changes from principal transactions:				
Total unit transactions	(152)	(31,331)	51	—
Increase (decrease) in net assets derived from principal transactions	(152)	(31,331)	51	—
Total increase (decrease) in net assets	51	9,577	258	43
Net assets at December 31, 2016	$ 1,585	$ 320,439	$ 1,687	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2015	$ 6,939	$ 68,476	$ 559	$ 576,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(222)	4	2,516
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)
Net increase (decrease) in net assets resulting from operations	(274)	(2,523)	19	18,333
Changes from principal transactions:				
Total unit transactions	453	(4,324)	(46)	(33,607)
Increase (decrease) in net assets derived from principal transactions	453	(4,324)	(46)	(33,607)
Total increase (decrease) in net assets	179	(6,847)	(27)	(15,274)
Net assets at December 31, 2015	7,118	61,629	532	561,053
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(166)	1	1,208
Total realized gain (loss) on investments and capital gains distributions	723	9,421	69	49,741
Net unrealized appreciation (depreciation) of investments	270	(1,061)	(80)	(56,974)
Net increase (decrease) in net assets resulting from operations	1,002	8,194	(10)	(6,025)
Changes from principal transactions:				
Total unit transactions	313	(2,024)	(149)	(42,930)
Increase (decrease) in net assets derived from principal transactions	313	(2,024)	(149)	(42,930)
Total increase (decrease) in net assets	1,315	6,170	(159)	(48,955)
Net assets at December 31, 2016	$ 8,433	$ 67,799	$ 373	$ 512,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2015	$ 1,101	$ 43,987	$ 788	$ 386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,682	34	(1)
Total realized gain (loss) on investments and capital gains distributions	167	485	12	80
Net unrealized appreciation (depreciation) of investments	(144)	(3,974)	(91)	(74)
Net increase (decrease) in net assets resulting from operations	26	(1,807)	(45)	5
Changes from principal transactions:				
Total unit transactions	32	(8,916)	13	(12)
Increase (decrease) in net assets derived from principal transactions	32	(8,916)	13	(12)
Total increase (decrease) in net assets	58	(10,723)	(32)	(7)
Net assets at December 31, 2015	1,159	33,264	756	379
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1,406	33	(1)
Total realized gain (loss) on investments and capital gains distributions	121	(570)	—	64
Net unrealized appreciation (depreciation) of investments	(134)	3,165	59	(44)
Net increase (decrease) in net assets resulting from operations	(14)	4,001	92	19
Changes from principal transactions:				
Total unit transactions	(42)	(3,887)	8	(79)
Increase (decrease) in net assets derived from principal transactions	(42)	(3,887)	8	(79)
Total increase (decrease) in net assets	(56)	114	100	(60)
Net assets at December 31, 2016	$ 1,103	$ 33,378	$ 856	$ 319

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2015	$ 404,023	$ 1,070	$ 1,484	$ 337,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,255)	(8)	(5)	(3,242)
Total realized gain (loss) on investments and capital gains distributions	72,584	228	381	63,010
Net unrealized appreciation (depreciation) of investments	(63,982)	(201)	(234)	(26,952)
Net increase (decrease) in net assets resulting from operations	4,347	19	142	32,816
Changes from principal transactions:				
Total unit transactions	(13,554)	(95)	(202)	11,436
Increase (decrease) in net assets derived from principal transactions	(13,554)	(95)	(202)	11,436
Total increase (decrease) in net assets	(9,207)	(76)	(60)	44,252
Net assets at December 31, 2015	394,816	994	1,424	381,587
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,726)	(6)	(5)	(3,190)
Total realized gain (loss) on investments and capital gains distributions	57,176	144	431	59,871
Net unrealized appreciation (depreciation) of investments	(30,833)	(78)	(416)	(54,813)
Net increase (decrease) in net assets resulting from operations	23,617	60	10	1,868
Changes from principal transactions:				
Total unit transactions	(28,462)	15	(315)	(24,243)
Increase (decrease) in net assets derived from principal transactions	(28,462)	15	(315)	(24,243)
Total increase (decrease) in net assets	(4,845)	75	(305)	(22,375)
Net assets at December 31, 2016	$ 389,971	$ 1,069	$ 1,119	$ 359,212

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2015	$ 4,148	$ 409	$ 99,808	$ 328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	13	2,825	11
Total realized gain (loss) on investments and capital gains distributions	1,153	—	(851)	17
Net unrealized appreciation (depreciation) of investments	(711)	(28)	(5,844)	(43)
Net increase (decrease) in net assets resulting from operations	417	(15)	(3,870)	(15)
Changes from principal transactions:				
Total unit transactions	(339)	(49)	(7,500)	(5)
Increase (decrease) in net assets derived from principal transactions	(339)	(49)	(7,500)	(5)
Total increase (decrease) in net assets	78	(64)	(11,370)	(20)
Net assets at December 31, 2015	4,226	345	88,438	308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	6	2,049	7
Total realized gain (loss) on investments and capital gains distributions	698	(10)	(2,134)	8
Net unrealized appreciation (depreciation) of investments	(687)	3	605	(14)
Net increase (decrease) in net assets resulting from operations	(11)	(1)	520	1
Changes from principal transactions:				
Total unit transactions	(660)	(121)	(7,753)	(59)
Increase (decrease) in net assets derived from principal transactions	(660)	(121)	(7,753)	(59)
Total increase (decrease) in net assets	(671)	(122)	(7,233)	(58)
Net assets at December 31, 2016	$ 3,555	$ 223	$ 81,205	$ 250

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 38,249	$ 75,559	$ 68,770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	829	1,219	1,297
Total realized gain (loss) on investments and capital gains distributions	(3)	2,097	(1,027)	502
Net unrealized appreciation (depreciation) of investments	(33)	(3,341)	(1,708)	(2,691)
Net increase (decrease) in net assets resulting from operations	(15)	(415)	(1,516)	(892)
Changes from principal transactions:				
Total unit transactions	1,485	(4,481)	(4,006)	(4,336)
Increase (decrease) in net assets derived from principal transactions	1,485	(4,481)	(4,006)	(4,336)
Total increase (decrease) in net assets	1,470	(4,896)	(5,522)	(5,228)
Net assets at December 31, 2015	1,470	33,353	70,037	63,542
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	38	649	1,187	1,091
Total realized gain (loss) on investments and capital gains distributions	1	1,038	38	2,064
Net unrealized appreciation (depreciation) of investments	289	(245)	2,774	289
Net increase (decrease) in net assets resulting from operations	328	1,442	3,999	3,444
Changes from principal transactions:				
Total unit transactions	1,719	(3,705)	(4,481)	(4,209)
Increase (decrease) in net assets derived from principal transactions	1,719	(3,705)	(4,481)	(4,209)
Total increase (decrease) in net assets	2,047	(2,263)	(482)	(765)
Net assets at December 31, 2016	$ 3,517	$ 31,090	$ 69,555	$ 62,777

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I
Net assets at January 1, 2015	$ 1,598	$ 1,371,748	$ 281	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	11,113	2	(91)
Total realized gain (loss) on investments and capital gains distributions	109	96,322	26	(129)
Net unrealized appreciation (depreciation) of investments	(163)	(138,230)	(38)	(6,145)
Net increase (decrease) in net assets resulting from operations	(36)	(30,795)	(10)	(6,365)
Changes from principal transactions:				
Total unit transactions	(154)	(134,040)	19	102,840
Increase (decrease) in net assets derived from principal transactions	(154)	(134,040)	19	102,840
Total increase (decrease) in net assets	(190)	(164,835)	9	96,475
Net assets at December 31, 2015	1,408	1,206,913	290	96,475
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	10,454	3	1,818
Total realized gain (loss) on investments and capital gains distributions	150	118,550	27	(1,220)
Net unrealized appreciation (depreciation) of investments	(55)	(33,272)	(4)	3,735
Net increase (decrease) in net assets resulting from operations	110	95,732	26	4,333
Changes from principal transactions:				
Total unit transactions	(210)	(122,162)	19	(12,622)
Increase (decrease) in net assets derived from principal transactions	(210)	(122,162)	19	(12,622)
Total increase (decrease) in net assets	(100)	(26,430)	45	(8,289)
Net assets at December 31, 2016	$ 1,308	$ 1,180,483	$ 335	$ 88,186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2015	$ —	$ 348,666	$ 318	$ 366,118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	2,034	3	39
Total realized gain (loss) on investments and capital gains distributions	(59)	13,323	49	55,417
Net unrealized appreciation (depreciation) of investments	(768)	(15,795)	(50)	(64,084)
Net increase (decrease) in net assets resulting from operations	(888)	(438)	2	(8,628)
Changes from principal transactions:				
Total unit transactions	12,828	(24,766)	(38)	(30,441)
Increase (decrease) in net assets derived from principal transactions	12,828	(24,766)	(38)	(30,441)
Total increase (decrease) in net assets	11,940	(25,204)	(36)	(39,069)
Net assets at December 31, 2015	11,940	323,462	282	327,049
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	2,250	3	406
Total realized gain (loss) on investments and capital gains distributions	(156)	11,232	13	34,488
Net unrealized appreciation (depreciation) of investments	486	14,930	10	18,699
Net increase (decrease) in net assets resulting from operations	490	28,412	26	53,593
Changes from principal transactions:				
Total unit transactions	(1,172)	(19,737)	(10)	(18,806)
Increase (decrease) in net assets derived from principal transactions	(1,172)	(19,737)	(10)	(18,806)
Total increase (decrease) in net assets	(682)	8,675	16	34,787
Net assets at December 31, 2016	$ 11,258	$ 332,137	$ 298	$ 361,836

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I
Net assets at January 1, 2015	$ 364	$ 149,688	$ 278	$ 26,942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(94)	1	651
Total realized gain (loss) on investments and capital gains distributions	73	3,979	8	865
Net unrealized appreciation (depreciation) of investments	(81)	(9,642)	(19)	(2,367)
Net increase (decrease) in net assets resulting from operations	(7)	(5,757)	(10)	(851)
Changes from principal transactions:				
Total unit transactions	(57)	(9,943)	8	3,777
Increase (decrease) in net assets derived from principal transactions	(57)	(9,943)	8	3,777
Total increase (decrease) in net assets	(64)	(15,700)	(2)	2,926
Net assets at December 31, 2015	300	133,988	276	29,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(135)	1	629
Total realized gain (loss) on investments and capital gains distributions	69	7,347	48	375
Net unrealized appreciation (depreciation) of investments	(22)	26,629	12	(1,039)
Net increase (decrease) in net assets resulting from operations	49	33,841	61	(35)
Changes from principal transactions:				
Total unit transactions	(67)	(4,520)	(62)	58
Increase (decrease) in net assets derived from principal transactions	(67)	(4,520)	(62)	58
Total increase (decrease) in net assets	(18)	29,321	(1)	23
Net assets at December 31, 2016	$ 282	$ 163,309	$ 275	$ 29,891

The accompanying notes are an integral part of these financial statements.

211

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2015	$ 7	$ 18,455	$ 1,040	$ 52,083
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	32	6	436
Total realized gain (loss) on investments and capital gains distributions	—	1,292	23	2,482
Net unrealized appreciation (depreciation) of investments	—	8	44	(2,184)
Net increase (decrease) in net assets resulting from operations	—	1,332	73	734
Changes from principal transactions:				
Total unit transactions	—	7,528	57	9,191
Increase (decrease) in net assets derived from principal transactions	—	7,528	57	9,191
Total increase (decrease) in net assets	—	8,860	130	9,925
Net assets at December 31, 2015	7	27,315	1,170	62,008
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	72	9	760
Total realized gain (loss) on investments and capital gains distributions	—	1,491	91	1,880
Net unrealized appreciation (depreciation) of investments	—	424	(31)	5,414
Net increase (decrease) in net assets resulting from operations	—	1,987	69	8,054
Changes from principal transactions:				
Total unit transactions	—	11,597	(57)	23,663
Increase (decrease) in net assets derived from principal transactions	—	11,597	(57)	23,663
Total increase (decrease) in net assets	—	13,584	12	31,717
Net assets at December 31, 2016	$ 7	$ 40,899	$ 1,182	$ 93,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2015	$ 412	$ 399	$ 8,242	$ 10,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	42	(28)
Total realized gain (loss) on investments and capital gains distributions	13	39	575	923
Net unrealized appreciation (depreciation) of investments	(11)	(58)	(1,037)	(1,158)
Net increase (decrease) in net assets resulting from operations	4	(17)	(420)	(263)
Changes from principal transactions:				
Total unit transactions	(27)	58	1,696	1,257
Increase (decrease) in net assets derived from principal transactions	(27)	58	1,696	1,257
Total increase (decrease) in net assets	(23)	41	1,276	994
Net assets at December 31, 2015	389	440	9,518	11,132
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	44	(32)
Total realized gain (loss) on investments and capital gains distributions	24	30	532	798
Net unrealized appreciation (depreciation) of investments	9	33	993	(74)
Net increase (decrease) in net assets resulting from operations	35	65	1,569	692
Changes from principal transactions:				
Total unit transactions	(24)	(15)	2,309	993
Increase (decrease) in net assets derived from principal transactions	(24)	(15)	2,309	993
Total increase (decrease) in net assets	11	50	3,878	1,685
Net assets at December 31, 2016	$ 400	$ 490	$ 13,396	$ 12,817

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net assets at January 1, 2015	$ 62,848	$ 29,802	$ 151,114	$ 301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	401	62	(674)	—
Total realized gain (loss) on investments and capital gains distributions	6,793	3,236	22,734	46
Net unrealized appreciation (depreciation) of investments	(10,211)	(5,225)	(24,326)	(50)
Net increase (decrease) in net assets resulting from operations	(3,017)	(1,927)	(2,266)	(4)
Changes from principal transactions:				
Total unit transactions	17,827	6,078	(8,043)	17
Increase (decrease) in net assets derived from principal transactions	17,827	6,078	(8,043)	17
Total increase (decrease) in net assets	14,810	4,151	(10,309)	13
Net assets at December 31, 2015	77,658	33,953	140,805	314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	558	186	(712)	—
Total realized gain (loss) on investments and capital gains distributions	10,960	4,551	13,332	33
Net unrealized appreciation (depreciation) of investments	(482)	2,743	19,358	44
Net increase (decrease) in net assets resulting from operations	11,036	7,480	31,978	77
Changes from principal transactions:				
Total unit transactions	16,878	4,349	(3,186)	10
Increase (decrease) in net assets derived from principal transactions	16,878	4,349	(3,186)	10
Total increase (decrease) in net assets	27,914	11,829	28,792	87
Net assets at December 31, 2016	$ 105,572	$ 45,782	$ 169,597	$ 401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2015	$ 12,284	$ 131,603	$ 1,396	$ 42,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	184	(1,205)	(8)	(437)
Total realized gain (loss) on investments and capital gains distributions	(42)	21,290	237	5,993
Net unrealized appreciation (depreciation) of investments	(229)	(20,540)	(236)	(6,776)
Net increase (decrease) in net assets resulting from operations	(87)	(455)	(7)	(1,220)
Changes from principal transactions:				
Total unit transactions	1,134	(2,699)	(157)	9,179
Increase (decrease) in net assets derived from principal transactions	1,134	(2,699)	(157)	9,179
Total increase (decrease) in net assets	1,047	(3,154)	(164)	7,959
Net assets at December 31, 2015	13,331	128,449	1,232	50,351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	201	(1,167)	(7)	(485)
Total realized gain (loss) on investments and capital gains distributions	(61)	13,966	117	5,093
Net unrealized appreciation (depreciation) of investments	21	(4,756)	(41)	1,640
Net increase (decrease) in net assets resulting from operations	161	8,043	69	6,248
Changes from principal transactions:				
Total unit transactions	2,677	(4,372)	(235)	108
Increase (decrease) in net assets derived from principal transactions	2,677	(4,372)	(235)	108
Total increase (decrease) in net assets	2,838	3,671	(166)	6,356
Net assets at December 31, 2016	$ 16,169	$ 132,120	$ 1,066	$ 56,707

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2015	$ 139	$ 46,020	$ 73,151	$ 68,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	308	(593)	(506)
Total realized gain (loss) on investments and capital gains distributions	24	2,876	24,237	12,497
Net unrealized appreciation (depreciation) of investments	(25)	(3,521)	(23,911)	(12,873)
Net increase (decrease) in net assets resulting from operations	(1)	(337)	(267)	(882)
Changes from principal transactions:				
Total unit transactions	(17)	(1,430)	(10,513)	(3,655)
Increase (decrease) in net assets derived from principal transactions	(17)	(1,430)	(10,513)	(3,655)
Total increase (decrease) in net assets	(18)	(1,767)	(10,780)	(4,537)
Net assets at December 31, 2015	121	44,253	62,371	64,131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	172	(421)	(457)
Total realized gain (loss) on investments and capital gains distributions	16	1,562	16,552	15,559
Net unrealized appreciation (depreciation) of investments	(2)	(2,635)	(9,342)	(7,234)
Net increase (decrease) in net assets resulting from operations	14	(901)	6,789	7,868
Changes from principal transactions:				
Total unit transactions	(36)	(2,055)	(8,061)	(3,359)
Increase (decrease) in net assets derived from principal transactions	(36)	(2,055)	(8,061)	(3,359)
Total increase (decrease) in net assets	(22)	(2,956)	(1,272)	4,509
Net assets at December 31, 2016	$ 99	$ 41,297	$ 61,099	$ 68,640

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class
Net assets at January 1, 2015	$ 4,859	$ 132,246	$ 108	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	1,202	(1)	—
Total realized gain (loss) on investments and capital gains distributions	1,030	6,653	25	—
Net unrealized appreciation (depreciation) of investments	(1,118)	(9,504)	(36)	—
Net increase (decrease) in net assets resulting from operations	(40)	(1,649)	(12)	—
Changes from principal transactions:				
Total unit transactions	(1,883)	(3,407)	(1)	—
Increase (decrease) in net assets derived from principal transactions	(1,883)	(3,407)	(1)	—
Total increase (decrease) in net assets	(1,923)	(5,056)	(13)	—
Net assets at December 31, 2015	2,936	127,190	95	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	1,265	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	235	7,118	2	2
Net unrealized appreciation (depreciation) of investments	31	8,003	34	3
Net increase (decrease) in net assets resulting from operations	294	16,386	35	4
Changes from principal transactions:				
Total unit transactions	(506)	9,245	23	212
Increase (decrease) in net assets derived from principal transactions	(506)	9,245	23	212
Total increase (decrease) in net assets	(212)	25,631	58	216
Net assets at December 31, 2016	$ 2,724	$ 152,821	$ 153	$ 216

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2015	$ 118,489
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(510)
Total realized gain (loss) on investments and capital gains distributions	1,859
Net unrealized appreciation (depreciation) of investments	(7,715)
Net increase (decrease) in net assets resulting from operations	(6,366)
Changes from principal transactions:	
Total unit transactions	(8,487)
Increase (decrease) in net assets derived from principal transactions	(8,487)
Total increase (decrease) in net assets	(14,853)
Net assets at December 31, 2015	103,636
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(546)
Total realized gain (loss) on investments and capital gains distributions	5,167
Net unrealized appreciation (depreciation) of investments	22,683
Net increase (decrease) in net assets resulting from operations	27,304
Changes from principal transactions:	
Total unit transactions	(6,745)
Increase (decrease) in net assets derived from principal transactions	(6,745)
Total increase (decrease) in net assets	20,559
Net assets at December 31, 2016	$ 124,195

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2016, the Account had 326 investment divisions (the "Divisions"), 171 of which invest in independently managed mutual funds and 155 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2016 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
  AB Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:
  AB VPS Growth and Income Portfolio - Class A
Aberdeen Funds:
  Aberdeen International Equity Fund - Institutional Class
AIM Counselor Series Trust:
  Invesco Floating Rate Fund - Class R5
AIM Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
  Invesco International Growth Fund - Class R5
AIM Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class
AIM Investment Securities Funds:
  Invesco High Yield Fund - Class R5
AIM Sector Funds:
  Invesco American Value Fund - Class R5
  Invesco Energy Fund - Class R5
  Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:

Invesco V.I. American Franchise Fund - Series I Shares

Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds:

Alger Capital Appreciation Fund - Class A

Alger Funds II:

Alger Green Fund - Class A

Allianz Funds:

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:

American Balanced Fund® - Class R-3

American Beacon Funds:

American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:

American Century Investments® Inflation-Adjusted Bond
Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:

American Century Investments® Income & Growth Fund -
A Class

American Funds Fundamental Investors[SM]:

Fundamental Investors[SM] - Class R-3

Fundamental Investors[SM] - Class R-4

American Mutual Fund®:

American Mutual Fund® - Class R-4

AMG Funds IV:

AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

Artisan Funds, Inc.:

Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:

BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds[SM]:

BlackRock Health Sciences Opportunities Portfolio -
Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A
Shares

BlackRock Mid Cap Value Opportunities Series, Inc.:

BlackRock Mid Cap Value Opportunities Fund - Institutional
Shares

BlackRock Mid Cap Value Opportunities Fund - Investor A
Shares

Bond Fund of America[SM]:

Bond Fund of America[SM] - Class R-4

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund[SM]:

Capital World Growth & Income Fund[SM] - Class R-3

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia[SM] Acorn® Trust:

Columbia[SM] Acorn® Fund - Class A

Columbia[SM] Acorn® Fund - Class Z

Columbia Funds Series Trust:

Columbia Mid Cap Value Fund - Class A

Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:

Davis Financial Fund - Class Y

Delaware Group Adviser Funds:

Delaware Diversified Income Fund - Class A

Delaware Group® Equity Funds IV:

Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:

Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:

Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:

DFA Inflation-Protected Securities Portfolio - Institutional Class

Emerging Markets Core Equity Portfolio - Institutional Class

U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

DWS Institutional Funds:

Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund - Advisor Class
Franklin Natural Resources Fund - Advisor Class
Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:
Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:
Growth Fund of America® - Class R-3
Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:
The Hartford Capital Appreciation Fund - Class R4
The Hartford Dividend And Growth Fund - Class R4
The Hartford International Opportunities Fund - Class R4

Income Fund of America®:
Income Fund of America® - Class R-3

Ivy Funds:
Ivy Science and Technology Fund - Class Y

Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Aspen Series Global Research Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:
JPMorgan Equity Income Fund - Select Class
JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:
Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:
ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:
LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:
Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:
Loomis Sayles Limited Term Government and Agency Fund - Class Y
Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:
Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:
Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Investment Trust (continued):
Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:
Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:
Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:
MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:
Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:
Metropolitan West Total Return Bond Fund - Class I
Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:
MFS® New Discovery Fund - Class R3

MFS® Series Trust X:
MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund - Institutional Class
Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4

New World Fund®, Inc.:
New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:
Nuveen Global Infrastructure Fund - Class I

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:
Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:
Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:
Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:
Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Main Street Fund:
Oppenheimer Main Street Fund® - Class A

Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Oppenheimer Variable Account Funds (continued):
 Oppenheimer Global Strategic Income Fund/VA
 Oppenheimer Main Street Fund®/VA
 Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Income Funds:
 Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:
 Pax Balanced Fund - Individual Investor Class

PIMCO Funds:
 PIMCO CommodityRealReturn Strategy Fund® -
  Administrative Class

PIMCO Variable Insurance Trust:
 PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
 Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
 Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
 Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
 Pioneer Emerging Markets VCT Portfolio - Class I
 Pioneer Equity Income VCT Portfolio - Class I
 Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
 Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
 Columbia Diversified Equity Income Fund - Class K
 Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
 Royce Total Return Fund - K Class

Schwartz Investment Trust:
 Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
 SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
 T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
 T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
 T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
 TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
 Templeton Foreign Fund - Class A

Templeton Income Trust:
 Templeton Global Bond Fund - Advisor Class
 Templeton Global Bond Fund - Class A

Third Avenue Trust:
 Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
 Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:
 Touchstone Value Fund - Institutional Class

USAA Investment Trust:
 USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:
 Diversified Value Portfolio
 Equity Income Portfolio
 Small Company Growth Portfolio

Victory Portfolios:
 Victory Integrity Small-Cap Value Fund - Class Y
 Victory Sycamore Established Value Fund - Class A
 Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:
 Voya Balanced Portfolio - Class I

Voya Equity Trust:
 Voya Large Cap Value Fund - Class A
 Voya Real Estate Fund - Class A
 Voya Large-Cap Growth Fund - Class A

Voya Funds Trust:
 Voya Floating Rate Fund - Class A
 Voya GNMA Income Fund - Class A
 Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:
 Voya Intermediate Bond Portfolio - Class I
 Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:
 Voya Global Perspectives® Portfolio - Class I
 Voya High Yield Portfolio - Adviser Class
 Voya High Yield Portfolio - Institutional Class
 Voya High Yield Portfolio - Service Class
 Voya Large Cap Growth Portfolio - Adviser Class
 Voya Large Cap Growth Portfolio - Institutional Class
 Voya Large Cap Growth Portfolio - Service Class
 Voya Large Cap Value Portfolio - Adviser Class
 Voya Large Cap Value Portfolio - Institutional Class
 Voya Large Cap Value Portfolio - Service Class
 Voya Limited Maturity Bond Portfolio - Adviser Class
 Voya Multi-Manager Large Cap Core Portfolio - Institutional
  Class
 Voya Multi-Manager Large Cap Core Portfolio - Service Class
 Voya U.S. Stock Index Portfolio - Institutional Class
 VY® BlackRock Inflation Protected Bond Portfolio - Adviser
  Class
 VY® Clarion Global Real Estate Portfolio - Adviser Class
 VY® Clarion Global Real Estate Portfolio - Institutional Class
 VY® Clarion Real Estate Portfolio - Adviser Class
 VY® Clarion Real Estate Portfolio - Institutional Class
 VY® Clarion Real Estate Portfolio - Service Class
 VY® FMR® Diversified Mid Cap Portfolio - Institutional Class
 VY® FMR® Diversified Mid Cap Portfolio - Service Class
 VY® Invesco Growth and Income Portfolio - Institutional Class

Voya Investors Trust (continued):

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Partners, Inc. (continued):

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund^SM:

Washington Mutual Investors Fund^SM - Class R-3

Washington Mutual Investors Fund^SM - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Cap Value Fund - Class A

Wells Fargo Small Company Growth Fund - Administrator Class

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2016. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AMG Funds IV:	**Aston Funds:**
AMG Managers Fairpointe Mid Cap Fund - Class N	Aston/Fairpointe Mid Cap Fund - Class N
Voya Equity Trust:	**Voya Equity Trust:**
Voya Large-Cap Growth Fund - Class A	Voya Growth Opportunities Fund - Class A
Voya Money Market Portfolio:	**Voya Money Market Portfolio:**
Voya Government Money Market Portfolio - Class I	Voya Money Market Portfolio - Class I
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global Equity Portfolio - Class I	Voya Global Value Advantage Portfolio - Class I
Voya Global Equity Portfolio - Class S	Voya Global Value Advantage Portfolio - Class S

During 2016, the following Divisions were closed to contract owners:

Lazard Funds, Inc.:	**Pioneer Variable Contracts Trust:**
Lazard Emerging Markets Equity Portfolio - Open Shares	Pioneer Mid Cap Value VCT Portfolio - Class I
Lazard US Mid Cap Equity Portfolio - Open Shares	**Voya Investors Trust:**
LKCM Funds:	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
LKCM Aquinas Growth Fund	**Voya Partners, Inc.:**
Nuveen Investment Trust:	VY® Fidelity® VIP Mid Cap Portfolio - Service Class
Nuveen U.S. Infrastructure Bond Fund - Class I	

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2016 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2016. The Account had no liabilities as of December 31, 2016.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or

an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2016, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.18% to 1.07% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2016 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Growth and Income Fund - Class A	$ 22	$ 19
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	239	98
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	5,008	274
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	45	13
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	909	797
Invesco Small Cap Growth Fund - Class A	18	22
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	154	48
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	8	10
Invesco Global Health Care Fund - Investor Class	33	69
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	141	37
AIM Sector Funds:		
Invesco American Value Fund - Class R5	291	498
Invesco Energy Fund - Class R5	35	10
Invesco Small Cap Value Fund - Class A	46	70
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	3,094	4,059
Invesco V.I. Core Equity Fund - Series I Shares	3,267	4,174
Alger Funds:		
Alger Capital Appreciation Fund - Class A	156	915
Alger Funds II:		
Alger Green Fund - Class A	690	689
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	26	3
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	22
AllianzGI NFJ Small-Cap Value Fund - Class A	106	180
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	6,910	5,299
Amana Income Fund - Investor Class	8,239	8,189
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	679	1,620
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	73	10
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	6,622	7,229
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	1,399	2,013

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors[SM]:		
Fundamental Investors[SM] - Class R-3	$ 254	$ 244
Fundamental Investors[SM] - Class R-4	13,505	6,450
American Mutual Fund®:		
American Mutual Fund® - Class R-4	1,486	293
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	5,081	6,089
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	104	165
Ariel Fund - Investor Class	2,061	3,228
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,015	3,115
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	309	312
BlackRock Funds[SM]:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	1,270	135
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	5,614	4,775
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	61	5
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	4,038	3,190
Bond Fund of America[SM]:		
Bond Fund of America[SM] - Class R-4	2,487	2,545
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	5,048	5,930
Capital Income Builder®:		
Capital Income Builder® - Class R-4	2,879	326
Capital World Growth & Income Fund[SM]:		
Capital World Growth & Income Fund[SM] - Class R-3	128	217
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	5,010	3,123
Columbia[SM] Acorn® Trust:		
Columbia[SM] Acorn® Fund - Class A	18	10
Columbia[SM] Acorn® Fund - Class Z	2	7
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	1,622	1,856
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	24	65
Davis Series Inc.:		
Davis Financial Fund - Class Y	50	2
Delaware Group® Adviser Funds:		
Delaware Diversified Income Fund - Class A	509	773
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	4,819	156
Delaware Group® Equity Funds V:		
Delaware Small Cap Value Fund - Class A	1,775	462
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	10	23

	Purchases	Sales
	(Dollars in thousands)	
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	$ 563	$ 59
Emerging Markets Core Equity Portfolio - Institutional Class	547	34
U.S. Targeted Value Portfolio - Institutional Class	5,533	270
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	89	249
Dodge & Cox Stock Fund	70	125
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	167	193
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	6	95
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	506	1,614
EuroPacific Growth Fund® - Class R-4	11,782	23,915
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	539	285
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	26,231	31,125
Fidelity® VIP Growth Portfolio - Initial Class	28,679	29,090
Fidelity® VIP High Income Portfolio - Initial Class	1,673	1,718
Fidelity® VIP Overseas Portfolio - Initial Class	1,926	4,530
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	112,375	130,367
Fidelity® VIP Index 500 Portfolio - Initial Class	14,595	10,411
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4	—
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,041	3,182
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	264	331
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	115	129
Franklin Natural Resources Fund - Advisor Class	52	32
Franklin Small-Mid Cap Growth Fund - Class A	51	75
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	24,485	11,865
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	6	2
Growth Fund of America®:		
Growth Fund of America® - Class R-3	1,630	3,497
Growth Fund of America® - Class R-4	29,278	36,710
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	1
The Hartford International Opportunities Fund - Class R4	171	14
Income Fund of America®:		
Income Fund of America® - Class R-3	270	1,118
Ivy Equity Funds:		
Ivy Science and Technology Fund - Class Y	2,255	1,211

	Purchases	Sales
	(Dollars in thousands)	
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	$ 6	$ 12
Janus Aspen Series Enterprise Portfolio - Institutional Shares	30	48
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	—	23
Janus Aspen Series Global Research Portfolio - Institutional Shares	3	16
Janus Aspen Series Janus Portfolio - Institutional Shares	5	33
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	439	25
JPMorgan Government Bond Fund - Select Class	480	484
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard International Equity Portfolio - Open Shares	404	118
Lazard US Mid Cap Equity Portfolio - Open Shares	224	5,285
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	106	28
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	455	5
LKCM Aquinas Growth Fund	59	414
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,273	1,464
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	510	536
Loomis Sayles Value Fund - Class Y	16	2
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	22	91
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	6	25
Lord Abbett Short Duration Income Fund - Class R4	2,930	322
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	72	174
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	220	216
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	62	158
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	7,383	10,879
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	12	35
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	7,841	702
Metropolitan West Total Return Bond Fund - Class M	6,374	4,100
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	9	—
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	214	10
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	124	56

	Purchases	Sales
	(Dollars in thousands)	
Neuberger Berman Equity Funds® (continued):		
Neuberger Berman Socially Responsive Fund - Institutional Class	$ 1,014	$ 84
Neuberger Berman Socially Responsive Fund - Trust Class	1,816	1,527
New Perspective Fund®:		
New Perspective Fund® - Class R-3	562	843
New Perspective Fund® - Class R-4	19,410	11,889
New World Fund®, Inc.:		
New World Fund® - Class R-4	149	13
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	1,515	603
Nuveen Investment Trust:		
Nuveen U.S. Infrastructure Bond Fund - Class I	999	1,868
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	9	24
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	6,344	19,178
Oppenheimer Developing Markets Fund - Class Y	4,253	4,867
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	14	6
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	126	12
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	164	17
Oppenheimer International Small Company Fund:		
Oppenheimer International Small-Mid Company Fund - Class Y	229	29
Oppenheimer Main Street Fund:		
Oppenheimer Main Street Fund® - Class A	210	32
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	1	1
Oppenheimer Global Fund/VA	16	14
Oppenheimer Global Strategic Income Fund/VA	4	12
Oppenheimer Main Street Fund®/VA	9	9
Oppenheimer Main Street Small Cap Fund®/VA	2,810	3,729
Parnassus Income Funds:		
Parnassus Core Equity Fund[SM] - Investor Shares	4,722	2,121
Pax World Funds Series Trust I:		
Pax Balanced Fund - Individual Investor Class	2,882	6,180
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	1,838	902
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	7,657	13,713
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	4,340	944
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	216	884
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	197	434
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	1,614	2,341

	Purchases	Sales
	(Dollars in thousands)	
Pioneer Variable Contracts Trust (continued):		
Pioneer Equity Income VCT Portfolio - Class I	$ 43	$ 107
Pioneer High Yield VCT Portfolio - Class I	2,608	3,375
Pioneer Mid Cap Value VCT Portfolio - Class I	3	3
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	39	4
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	897	1,880
Columbia Diversified Equity Income Fund - Class R4	13	14
Royce Fund:		
Royce Total Return Fund - K Class	1	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	3,968	311
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	2,156	2,439
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	9,153	674
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	217	52
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	64	37
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	5,880	2,210
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	55	87
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	2,403	8,027
Templeton Global Bond Fund - Class A	6,150	24,947
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	12	—
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	44
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	4,322	148
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	14,732	9,292
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	15	31
Equity Income Portfolio	35	80
Small Company Growth Portfolio	6	—
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	78	22
Victory Sycamore Established Value Fund - Class A	1,715	117
Victory Sycamore Small Company Opportunity Fund - Class R	8	5
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	6,129	28,668
Voya Equity Trust:		
Voya Large Cap Value Fund - Class A	11	47
Voya Real Estate Fund - Class A	160	676

	Purchases	Sales
	(Dollars in thousands)	
Voya Equity Trust (continued):		
Voya Large-Cap Growth Fund - Class A	$ 38	$ 1
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	166	17
Voya GNMA Income Fund - Class A	930	966
Voya Intermediate Bond Fund - Class A	278	946
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	29,750	49,744
Voya Intermediate Bond Portfolio - Class S	194	263
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	4,853	1,980
Voya High Yield Portfolio - Adviser Class	12	10
Voya High Yield Portfolio - Institutional Class	6,273	4,650
Voya High Yield Portfolio - Service Class	4,595	4,079
Voya Large Cap Growth Portfolio - Adviser Class	20	47
Voya Large Cap Growth Portfolio - Institutional Class	70,474	42,208
Voya Large Cap Growth Portfolio - Service Class	2,454	904
Voya Large Cap Value Portfolio - Adviser Class	1	2
Voya Large Cap Value Portfolio - Institutional Class	19,569	40,235
Voya Large Cap Value Portfolio - Service Class	355	477
Voya Limited Maturity Bond Portfolio - Adviser Class	36	63
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,349	2,767
Voya Multi-Manager Large Cap Core Portfolio - Service Class	58	70
Voya U.S. Stock Index Portfolio - Institutional Class	6,230	1,902
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	19	10
VY® Clarion Global Real Estate Portfolio - Adviser Class	39	5
VY® Clarion Global Real Estate Portfolio - Institutional Class	7,490	10,774
VY® Clarion Real Estate Portfolio - Adviser Class	52	—
VY® Clarion Real Estate Portfolio - Institutional Class	136	336
VY® Clarion Real Estate Portfolio - Service Class	5,409	7,917
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	5,722	7,713
VY® FMR® Diversified Mid Cap Portfolio - Service Class	5,747	6,512
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	3	31
VY® Invesco Growth and Income Portfolio - Institutional Class	6,390	3,161
VY® Invesco Growth and Income Portfolio - Service Class	5,797	4,429
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	52	34
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,644	2,397
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	3,661	3,142
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	3	17
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	7,826	3,067
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	5,396	2,922
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	24	—
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	161	120
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	60,558	9,651
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	128,467	26,668
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	274	304
VY® T. Rowe Price Equity Income Portfolio - Service Class	15,682	11,922
VY® T. Rowe Price International Stock Portfolio - Adviser Class	5	7
VY® T. Rowe Price International Stock Portfolio - Service Class	716	1,181

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® Templeton Global Growth Portfolio - Institutional Class	$ 380	$ 227
VY® Templeton Global Growth Portfolio - Service Class	1,992	1,123
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	62,791	60,713
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	20	19
Voya Multi-Manager International Small Cap Fund - Class A	11	30
Voya Multi-Manager International Small Cap Fund - Class I	239	211
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	54	52
Voya Global Bond Portfolio - Initial Class	5,432	10,935
Voya Global Bond Portfolio - Service Class	126	302
Voya Index Solution 2025 Portfolio - Initial Class	2,796	546
Voya Index Solution 2025 Portfolio - Service Class	1,417	1,129
Voya Index Solution 2025 Portfolio - Service 2 Class	1,023	273
Voya Index Solution 2035 Portfolio - Initial Class	2,935	495
Voya Index Solution 2035 Portfolio - Service Class	1,431	981
Voya Index Solution 2035 Portfolio - Service 2 Class	713	321
Voya Index Solution 2045 Portfolio - Initial Class	3,464	226
Voya Index Solution 2045 Portfolio - Service Class	925	380
Voya Index Solution 2045 Portfolio - Service 2 Class	773	68
Voya Index Solution 2055 Portfolio - Initial Class	1,040	210
Voya Index Solution 2055 Portfolio - Service Class	505	227
Voya Index Solution 2055 Portfolio - Service 2 Class	366	64
Voya Index Solution Income Portfolio - Initial Class	815	368
Voya Index Solution Income Portfolio - Service Class	396	820
Voya Index Solution Income Portfolio - Service 2 Class	200	371
Voya Solution 2025 Portfolio - Adviser Class	51	35
Voya Solution 2025 Portfolio - Initial Class	1,088	824
Voya Solution 2025 Portfolio - Service Class	22,685	13,315
Voya Solution 2025 Portfolio - Service 2 Class	2,830	4,210
Voya Solution 2035 Portfolio - Adviser Class	241	11
Voya Solution 2035 Portfolio - Initial Class	1,052	1,478
Voya Solution 2035 Portfolio - Service Class	23,949	10,537
Voya Solution 2035 Portfolio - Service 2 Class	2,927	1,553
Voya Solution 2045 Portfolio - Adviser Class	3	—
Voya Solution 2045 Portfolio - Initial Class	895	465
Voya Solution 2045 Portfolio - Service Class	18,724	5,936
Voya Solution 2045 Portfolio - Service 2 Class	1,860	1,117
Voya Solution 2055 Portfolio - Initial Class	468	547
Voya Solution 2055 Portfolio - Service Class	5,916	1,444
Voya Solution 2055 Portfolio - Service 2 Class	664	377
Voya Solution Balanced Portfolio - Service Class	1,242	953
Voya Solution Income Portfolio - Adviser Class	113	90
Voya Solution Income Portfolio - Initial Class	1,234	1,275
Voya Solution Income Portfolio - Service Class	4,104	13,341
Voya Solution Income Portfolio - Service 2 Class	1,276	2,759
Voya Solution Moderately Conservative Portfolio - Service Class	1,380	645

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	$ 26	$ 36
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	11,227	1,558
VY® American Century Small-Mid Cap Value Portfolio - Service Class	16,243	5,603
VY® Baron Growth Portfolio - Adviser Class	49	47
VY® Baron Growth Portfolio - Service Class	16,741	27,380
VY® Columbia Contrarian Core Portfolio - Service Class	2,492	2,833
VY® Columbia Small Cap Value II Portfolio - Adviser Class	7	145
VY® Columbia Small Cap Value II Portfolio - Service Class	1,389	1,367
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	600	3,387
VY® Invesco Comstock Portfolio - Adviser Class	25	100
VY® Invesco Comstock Portfolio - Service Class	3,621	9,856
VY® Invesco Equity and Income Portfolio - Adviser Class	123	190
VY® Invesco Equity and Income Portfolio - Initial Class	23,232	38,076
VY® Invesco Equity and Income Portfolio - Service Class	244	110
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	84	53
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,115	1,079
VY® JPMorgan Mid Cap Value Portfolio - Service Class	11,190	7,424
VY® Oppenheimer Global Portfolio - Adviser Class	50	164
VY® Oppenheimer Global Portfolio - Initial Class	45,625	51,842
VY® Oppenheimer Global Portfolio - Service Class	200	166
VY® Pioneer High Yield Portfolio - Initial Class	5,909	8,390
VY® Pioneer High Yield Portfolio - Service Class	185	143
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	44	83
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	56,610	41,256
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	295	160
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	495	620
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	56,696	41,939
VY® T. Rowe Price Growth Equity Portfolio - Service Class	672	911
VY® Templeton Foreign Equity Portfolio - Adviser Class	14	129
VY® Templeton Foreign Equity Portfolio - Initial Class	4,257	9,961
VY® Templeton Foreign Equity Portfolio - Service Class	41	93
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	2,974	1,217
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	3,888	6,944
Voya Strategic Allocation Growth Portfolio - Class I	4,039	7,333
Voya Strategic Allocation Moderate Portfolio - Class I	4,674	7,793
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	139	225
Voya Growth and Income Portfolio - Class I	119,074	136,675
Voya Growth and Income Portfolio - Class S	88	40
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	4,653	15,457
Voya Global Equity Portfolio - Class S	922	1,935
Voya Index Plus LargeCap Portfolio - Class I	10,709	28,196
Voya Index Plus LargeCap Portfolio - Class S	26	33
Voya Index Plus MidCap Portfolio - Class I	42,084	28,694
Voya Index Plus MidCap Portfolio - Class S	101	132

	Purchases	**Sales**
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Index Plus SmallCap Portfolio - Class I	$ 11,974	$ 12,702
Voya Index Plus SmallCap Portfolio - Class S	35	88
Voya International Index Portfolio - Class I	5,189	4,503
Voya International Index Portfolio - Class S	—	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	15,926	4,257
Voya Russell™ Large Cap Growth Index Portfolio - Class S	144	192
Voya Russell™ Large Cap Index Portfolio - Class I	29,002	4,579
Voya Russell™ Large Cap Index Portfolio - Class S	76	99
Voya Russell™ Large Cap Value Index Portfolio - Class I	138	144
Voya Russell™ Large Cap Value Index Portfolio - Class S	4,478	1,970
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,036	2,075
Voya Russell™ Mid Cap Index Portfolio - Class I	31,738	3,975
Voya Russell™ Small Cap Index Portfolio - Class I	12,181	3,452
Voya Small Company Portfolio - Class I	20,788	11,381
Voya Small Company Portfolio - Class S	51	10
Voya U.S. Bond Index Portfolio - Class I	6,301	3,401
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	21,452	12,824
Voya MidCap Opportunities Portfolio - Class S	184	293
Voya SmallCap Opportunities Portfolio - Class I	9,773	5,648
Voya SmallCap Opportunities Portfolio - Class S	13	38
Wanger Advisors Trust:		
Wanger International	7,083	5,393
Wanger Select	19,504	9,516
Wanger USA	20,760	7,382
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	555	916
Washington Mutual Investors Fund[SM] - Class R-4	24,692	7,632
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	60	21
Wells Fargo Small Company Growth Fund - Administrator Class	233	22
Wells Fargo Special Small Cap Value Fund - Class A	6,287	11,482

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Growth and Income Fund, Inc.:						
AB Growth and Income Fund - Class A	577	1,001	(424)	8,765	10,671	(1,906)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	11,028	5,212	5,816	11,401	9,457	1,944
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	575,390	40,021	535,369	256,354	7,638	248,716
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	4,200	1,342	2,858	1,774	70	1,704
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	49,441	59,557	(10,116)	85,409	98,549	(13,140)
Invesco Small Cap Growth Fund - Class A	523	942	(419)	853	1,365	(512)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	15,745	6,992	8,753	44,961	40,004	4,957
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	465	532	(67)	310	2,233	(1,923)
Invesco Global Health Care Fund - Investor Class	504	1,072	(568)	4,253	6,861	(2,608)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	13,732	4,077	9,655	15,076	2,236	12,840
AIM Sector Funds:						
Invesco American Value Fund - Class R5	34,282	55,245	(20,963)	—	—	—
Invesco Energy Fund - Class R5	6,100	1,687	4,413	—	—	—
Invesco Small Cap Value Fund - Class A	5,843	7,194	(1,351)	—	—	—
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	107,740	189,861	(82,121)	—	—	—
Invesco V.I. Core Equity Fund - Series I Shares	421,015	627,952	(206,937)	—	—	—
Alger Funds:						
Alger Capital Appreciation Fund - Class A	7,850	41,435	(33,585)	25,412	33,369	(7,957)
Alger Funds II:						
Alger Green Fund - Class A	38,546	43,136	(4,590)	108,661	114,117	(5,456)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	463	67	396	867	349	518
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	1,670	(1,670)	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	6,918	10,475	(3,557)	10,448	9,046	1,402
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	280,853	423,645	(142,792)	1,091,832	1,334,467	(242,635)
Amana Income Fund - Investor Class	568,626	693,878	(125,252)	1,975,270	2,411,533	(436,263)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	81,982	135,508	(53,526)	68,600	185,810	(117,210)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	7,557	2,405	5,152	19,309	13,459	5,850
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	690,410	761,166	(70,756)	1,301,692	1,627,492	(325,800)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	81,453	134,618	(53,165)	749,533	795,864	(46,331)
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	30,588	33,649	(3,061)	39,184	95,572	(56,388)
Fundamental Investors[SM] - Class R-4	1,098,205	835,829	262,376	1,327,446	1,110,780	216,666
American Mutual Fund®:						
American Mutual Fund® - Class R-4	80,642	22,709	57,933	87,654	22,335	65,319
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	361,538	522,299	(160,761)	971,544	1,480,780	(509,236)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	3,357	7,918	(4,561)	—	—	—
Ariel Fund - Investor Class	137,828	238,007	(100,179)	—	—	—
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	192,842	399,989	(207,147)	487,906	296,467	191,439
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	45,435	50,551	(5,116)	17,894	40,137	(22,243)
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	123,771	16,428	107,343	17,140	241	16,899
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	815,132	736,175	78,957	1,536,043	295,234	1,240,809

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	5,355	501	4,854	5,937	991	4,946
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	190,166	186,174	3,992	426,513	549,033	(122,520)
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	286,169	297,646	(11,477)	362,225	290,801	71,424
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	272,614	340,326	(67,712)	583,669	668,304	(84,635)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	318,458	62,885	255,573	44,231	8,760	35,471
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	20,346	27,035	(6,689)	13,673	8,509	5,164
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	318,184	271,416	46,768	411,623	340,986	70,637
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	1,312	1,745	(433)	115	2,823	(2,708)
Columbia^{SM} Acorn® Fund - Class Z	81	480	(399)	—	3,326	(3,326)
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	98,316	154,563	(56,247)	135,026	222,366	(87,340)
Columbia Mid Cap Value Fund - Class Z	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	1,515	3,781	(2,266)	3,161	1,858	1,303
Davis Series Inc.:						
Davis Financial Fund - Class Y	4,244	260	3,984	100	—	100
Delaware Group® Adviser Funds:						
Delaware Diversified Income Fund - Class A	50,624	86,790	(36,166)	702,421	693,477	8,944
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	355,518	20,187	335,331	141,426	1,860	139,566
Delaware Group® Equity Funds V:						
Delaware Small Cap Value Fund - Class A	142,888	51,206	91,682	56,373	26,538	29,835
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	909	2,085	(1,176)	789	469	320

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	53,516	5,690	47,826	3,691	257	3,434
Emerging Markets Core Equity Portfolio - Institutional Class	59,980	4,570	55,410	22,799	207	22,592
U.S. Targeted Value Portfolio - Institutional Class	554,315	38,138	516,177	274,969	7,718	267,251
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	9,084	20,785	(11,701)	8,644	9,810	(1,166)
Dodge & Cox Stock Fund	3,668	7,741	(4,073)	5,442	3,150	2,292
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	4,031	8,181	(4,150)	—	—	—
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	293	4,584	(4,291)	613	774	(161)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	99,759	155,738	(55,979)	92,554	127,423	(34,869)
EuroPacific Growth Fund® - Class R-4	1,872,348	2,486,129	(613,781)	5,169,893	5,547,179	(377,286)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	45,879	26,194	19,685	—	—	—
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,490,423	3,286,986	(796,563)	3,024,991	4,186,559	(1,161,568)
Fidelity® VIP Growth Portfolio - Initial Class	1,551,193	2,351,576	(800,383)	1,283,570	2,045,856	(762,286)
Fidelity® VIP High Income Portfolio - Initial Class	154,264	187,684	(33,420)	921,688	1,001,754	(80,066)
Fidelity® VIP Overseas Portfolio - Initial Class	196,591	353,216	(156,625)	740,448	752,988	(12,540)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	7,074,074	9,411,938	(2,337,864)	9,338,983	13,429,832	(4,090,849)
Fidelity® VIP Index 500 Portfolio - Initial Class	522,169	448,119	74,050	4,482,826	4,470,148	12,678
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	232	—	232	—	—	—
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	63,749	134,157	(70,408)	798,412	834,385	(35,973)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	20,991	26,752	(5,761)	26,860	62,976	(36,116)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	9,601	10,730	(1,129)	17,879	3,599	14,280

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Strategic Series (continued):						
Franklin Natural Resources Fund - Advisor Class	8,869	4,935	3,934	630	22	608
Franklin Small-Mid Cap Growth Fund - Class A	5,187	6,820	(1,633)	7,249	7,866	(617)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,288,610	1,423,183	(134,573)	1,521,407	2,182,234	(660,827)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	553	80	473	570	—	570
Growth Fund of America®:						
Growth Fund of America® - Class R-3	185,355	294,959	(109,604)	168,488	330,496	(162,008)
Growth Fund of America® - Class R-4	1,402,556	2,601,751	(1,199,195)	5,377,131	6,574,765	(1,197,634)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	—	—	—	1	—	1
The Hartford Dividend And Growth Fund - Class R4	20	42	(22)	39	—	39
The Hartford International Opportunities Fund - Class R4	16,471	1,308	15,163	—	—	—
Income Fund of America®:						
Income Fund of America® - Class R-3	47,565	92,015	(44,450)	30,995	58,913	(27,918)
Ivy Equity Funds:						
Ivy Science and Technology Fund - Class Y	262,765	151,709	111,056	222,168	45,199	176,969
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	46	227	(181)	65	352	(287)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	216	1,123	(907)	391	1,224	(833)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	—	851	(851)	142	261	(119)
Janus Aspen Series Global Research Portfolio - Institutional Shares	95	1,038	(943)	208	1,098	(890)
Janus Aspen Series Janus Portfolio - Institutional Shares	48	1,364	(1,316)	57	89	(32)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	38,993	2,263	36,730	19,596	2,523	17,073
JPMorgan Government Bond Fund - Select Class	43,993	46,564	(2,571)	133,330	79,978	53,352
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	—	5	(5)	2	—	2
Lazard International Equity Portfolio - Open Shares	40,409	11,704	28,705	—	—	—
Lazard US Mid Cap Equity Portfolio - Open Shares	—	418,887	(418,887)	234,948	138,506	96,442

| | Year ended December 31 | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	8,818	2,766	6,052	27,530	2,297	25,233
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	42,254	382	41,872	—	—	—
LKCM Aquinas Growth Fund	—	26,589	(26,589)	2,944	1,422	1,522
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	95,650	109,887	(14,237)	131,685	203,356	(71,671)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	49,985	53,796	(3,811)	216,835	132,612	84,223
Loomis Sayles Value Fund - Class Y	1,473	237	1,236	1,268	318	950
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	2,665	5,991	(3,326)	3,064	1,735	1,329
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	3,480	5,136	(1,656)	3,631	109,785	(106,154)
Lord Abbett Short Duration Income Fund - Class R4	289,325	33,130	256,195	—	—	—
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	3,445	7,878	(4,433)	24,421	36,224	(11,803)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	16,428	21,397	(4,969)	7,798	9,793	(1,995)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	7,223	13,203	(5,980)	10,370	8,242	2,128
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	976,569	1,328,436	(351,867)	1,699,797	2,050,593	(350,796)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	—	—	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	1,326	2,599	(1,273)	5,833	33,914	(28,081)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	758,786	85,411	673,375	384,019	16,153	367,866
Metropolitan West Total Return Bond Fund - Class M	787,947	605,736	182,211	1,041,430	525,135	516,295
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	834	—	834	3,715	17	3,698

| | **Year ended December 31** | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	20,023	895	19,128	7,682	307	7,375
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	5,214	3,120	2,094	5,133	2,901	2,232
Neuberger Berman Socially Responsive Fund - Institutional Class	93,855	10,930	82,925	38,523	659	37,864
Neuberger Berman Socially Responsive Fund - Trust Class	111,998	142,149	(30,151)	134,641	213,704	(79,063)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	31,297	46,316	(15,019)	29,935	36,124	(6,189)
New Perspective Fund® - Class R-4	1,213,499	1,063,810	149,689	1,855,348	1,712,312	143,036
New World Fund®, Inc.:						
New World Fund® - Class R-4	16,909	2,170	14,739	18,096	394	17,702
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	148,532	76,142	72,390	200,934	208,697	(7,763)
Nuveen Investment Trust:						
Nuveen U.S. Infrastructure Bond Fund - Class I	—	41,417	(41,417)	81,085	49,529	31,556
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	433	1,472	(1,039)	76	1,323	(1,247)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	429,045	634,450	(205,405)	1,711,719	1,977,076	(265,357)
Oppenheimer Developing Markets Fund - Class Y	529,383	596,697	(67,314)	546,983	473,223	73,760
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,001	1,614	387	3,326	1,289	2,037
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	10,286	883	9,403	3,214	3,186	28
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	17,959	1,963	15,996	13,081	1,875	11,206
Oppenheimer International Small Company Fund:						
Oppenheimer International Small-Mid Company Fund - Class Y	21,352	2,746	18,606	13,876	529	13,347
Oppenheimer Main Street Fund:						
Oppenheimer Main Street Fund® - Class A	19,700	3,148	16,552	—	—	—
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	11,881	12,005	(124)	12,585	12,711	(126)

		Year ended December 31				
		2016			**2015**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Oppenheimer Variable Account Funds (continued):						
Oppenheimer Global Fund/VA	32	360	(328)	139	234	(95)
Oppenheimer Global Strategic Income Fund/VA	6	545	(539)	54	—	54
Oppenheimer Main Street Small Cap Fund®/VA	47,087	47,568	(481)	70,912	71,608	(696)
Oppenheimer Main Street Small Cap Fund®/VA	213,300	298,108	(84,808)	331,804	412,660	(80,856)
Parnassus Income Funds:						
Parnassus Core Equity FundSM - Investor Shares	306,576	200,670	105,906	1,894,695	1,621,254	273,441
Pax World Funds Series Trust I:						
Pax Balanced Fund - Individual Investor Class	222,729	471,915	(249,186)	1,080,917	1,319,582	(238,665)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	343,211	184,654	158,557	127,538	31,275	96,263
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	859,617	1,358,086	(498,469)	2,661,016	4,127,334	(1,466,318)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	216,437	94,060	122,377	871,989	738,433	133,556
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	27,150	66,966	(39,816)	26,386	37,121	(10,735)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	13,081	33,553	(20,472)	31,753	42,918	(11,165)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	351,769	462,014	(110,245)	465,166	638,409	(173,243)
Pioneer Equity Income VCT Portfolio - Class I	1,731	4,363	(2,632)	2,259	52	2,207
Pioneer High Yield VCT Portfolio - Class I	170,159	259,646	(89,487)	228,484	424,842	(196,358)
Pioneer Mid Cap Value VCT Portfolio - Class I	110	110	—	—	—	—
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	3,431	527	2,904	4,115	1,657	2,458
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	69,985	157,312	(87,327)	164,644	214,060	(49,416)
Columbia Diversified Equity Income Fund - Class R4	733	979	(246)	949	1,682	(733)
Royce Fund:						
Royce Total Return Fund - K Class	134	120	14	15	—	15

| | Year ended December 31 | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	413,938	72,542	341,396	54,675	6,962	47,713
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	238,881	253,863	(14,982)	475,133	282,207	192,926
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	847,082	75,173	771,909	363,391	5,469	357,922
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	12,371	8,801	3,570	6,440	9,843	(3,403)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	3,398	2,263	1,135	4,764	8,483	(3,719)
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	632,847	284,768	348,079	299,585	50,785	248,800
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	13,998	16,500	(2,502)	14,923	77,559	(62,636)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	295,018	902,902	(607,884)	445,912	866,121	(420,209)
Templeton Global Bond Fund - Class A	676,302	1,558,300	(881,998)	1,446,646	2,566,812	(1,120,166)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,165	6	1,159	1,546	3	1,543
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	27	3,634	(3,607)	894	636	258
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	416,934	21,957	394,977	162,835	3,218	159,617
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	4,438,309	3,403,302	1,035,007	2,813,741	2,566,661	247,080
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	241	1,411	(1,170)	302	99	203
Equity Income Portfolio	7,789	10,500	(2,711)	1,949	2,442	(493)
Small Company Growth Portfolio	159	1	158	124	1	123
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	7,117	2,250	4,867	3,996	9	3,987
Victory Sycamore Established Value Fund - Class A	158,008	14,250	143,758	—	—	—

	2016			**2015**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Victory Portfolios (continued):						
Victory Sycamore Small Company Opportunity Fund - Class R	344	233	111	328	143	185
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,529,102	7,336,697	(807,595)	6,369,412	7,407,079	(1,037,667)
Voya Equity Trust:						
Voya Large Cap Value Fund - Class A	3,007	5,815	(2,808)	17,921	11,330	6,591
Voya Real Estate Fund - Class A	4,809	24,641	(19,832)	11,257	34,830	(23,573)
Voya Large-Cap Growth Fund - Class A	1,437	1	1,436	934	5	929
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	15,967	1,700	14,267	—	—	—
Voya GNMA Income Fund - Class A	101,423	102,430	(1,007)	72,482	89,954	(17,472)
Voya Intermediate Bond Fund - Class A	41,510	86,545	(45,035)	41,265	66,141	(24,876)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	25,943,029	26,998,382	(1,055,353)	40,479,458	35,667,006	4,812,452
Voya Intermediate Bond Portfolio - Class S	8,371	17,727	(9,356)	136,282	17,936	118,346
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	472,849	199,592	273,257	228,087	82,785	145,302
Voya High Yield Portfolio - Adviser Class	812	770	42	16	757	(741)
Voya High Yield Portfolio - Institutional Class	406,461	394,009	12,452	1,202,791	1,354,862	(152,071)
Voya High Yield Portfolio - Service Class	292,134	328,804	(36,670)	299,004	539,407	(240,403)
Voya Large Cap Growth Portfolio - Adviser Class	224	2,690	(2,466)	1,954	5,043	(3,089)
Voya Large Cap Growth Portfolio - Institutional Class	3,321,328	4,725,728	(1,404,400)	8,520,849	9,311,643	(790,794)
Voya Large Cap Growth Portfolio - Service Class	99,657	68,502	31,155	—	—	—
Voya Large Cap Value Portfolio - Adviser Class	4	221	(217)	8	211	(203)
Voya Large Cap Value Portfolio - Institutional Class	4,656,907	7,276,610	(2,619,703)	6,785,389	9,689,622	(2,904,233)
Voya Large Cap Value Portfolio - Service Class	39,470	53,436	(13,966)	56,177	50,087	6,090
Voya Limited Maturity Bond Portfolio - Adviser Class	3,535	6,224	(2,689)	9,027	7,198	1,829
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	200,214	329,297	(129,083)	495,793	660,716	(164,923)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	3,343	5,380	(2,037)	5,401	4,452	949
Voya U.S. Stock Index Portfolio - Institutional Class	356,459	170,231	186,228	365,481	528,907	(163,426)
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	1,830	988	842	134	498	(364)
VY® Clarion Global Real Estate Portfolio - Adviser Class	2,877	396	2,481	3,118	3,129	(11)

		Year ended December 31				
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
VY® Clarion Global Real Estate Portfolio - Institutional Class	859,995	1,141,003	(281,008)	3,242,665	3,411,818	(169,153)
VY® Clarion Real Estate Portfolio - Adviser Class	3,180	—	3,180	308	1,337	(1,029)
VY® Clarion Real Estate Portfolio - Institutional Class	1,661,313	1,673,423	(12,110)	2,297,928	2,309,322	(11,394)
VY® Clarion Real Estate Portfolio - Service Class	638,103	817,356	(179,253)	1,004,962	1,277,871	(272,909)
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	248,337	548,924	(300,587)	319,774	646,422	(326,648)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	235,171	444,391	(209,220)	346,354	491,911	(145,557)
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	—	2,161	(2,161)	—	752	(752)
VY® Invesco Growth and Income Portfolio - Institutional Class	262,741	248,398	14,343	257,976	256,446	1,530
VY® Invesco Growth and Income Portfolio - Service Class	241,705	338,182	(96,477)	309,775	324,941	(15,166)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	2,908	1,978	930	680	3,745	(3,065)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	231,576	223,729	7,847	1,337,502	1,443,994	(106,492)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	297,253	282,563	14,690	215,212	285,211	(69,999)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	37	1,186	(1,149)	1,692	507	1,185
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	355,212	242,083	113,129	466,474	187,724	278,750
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	259,395	239,053	20,342	340,039	269,544	70,495
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	1,201	—	1,201	30	—	30
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	6,840	7,450	(610)	4,477	3,976	501
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,728,997	1,018,185	1,710,812	2,623,581	1,237,719	1,385,862
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	6,380,354	4,331,418	2,048,936	8,477,339	6,831,845	1,645,494
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	3,788	14,244	(10,456)	1,756	11,655	(9,899)
VY® T. Rowe Price Equity Income Portfolio - Service Class	2,289,551	2,512,782	(223,231)	786,931	1,644,156	(857,225)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	379	662	(283)	887	3,326	(2,439)
VY® T. Rowe Price International Stock Portfolio - Service Class	68,671	100,530	(31,859)	174,092	181,950	(7,858)
VY® Templeton Global Growth Portfolio - Institutional Class	16,949	21,634	(4,685)	4,964	5,219	(255)
VY® Templeton Global Growth Portfolio - Service Class	51,466	111,081	(59,615)	77,365	150,591	(73,226)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	16,126,511	15,707,086	419,425	14,183,575	14,630,963	(447,388)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	1,058	1,203	(145)	2,710	1,915	795
Voya Multi-Manager International Small Cap Fund - Class A	4,278	5,247	(969)	3,451	4,993	(1,542)
Voya Multi-Manager International Small Cap Fund - Class I	22,992	20,249	2,743	—	—	—

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	3,627	3,472	155	5,643	4,843	800
Voya Global Bond Portfolio - Initial Class	2,525,196	2,964,835	(439,639)	3,561,328	4,549,736	(988,408)
Voya Global Bond Portfolio - Service Class	30,279	44,632	(14,353)	17,619	21,520	(3,901)
Voya Index Solution 2025 Portfolio - Initial Class	127,301	35,965	91,336	215,163	23,224	191,939
Voya Index Solution 2025 Portfolio - Service Class	65,721	61,038	4,683	126,468	134,965	(8,497)
Voya Index Solution 2025 Portfolio - Service 2 Class	239,766	214,561	25,205	102,446	138,805	(36,359)
Voya Index Solution 2035 Portfolio - Initial Class	113,667	30,160	83,507	283,709	29,772	253,937
Voya Index Solution 2035 Portfolio - Service Class	57,021	50,693	6,328	152,698	58,984	93,714
Voya Index Solution 2035 Portfolio - Service 2 Class	122,248	114,147	8,101	64,280	101,814	(37,534)
Voya Index Solution 2045 Portfolio - Initial Class	132,652	13,079	119,573	267,699	25,311	242,388
Voya Index Solution 2045 Portfolio - Service Class	40,786	21,323	19,463	72,475	48,546	23,929
Voya Index Solution 2045 Portfolio - Service 2 Class	130,727	103,217	27,510	53,424	63,339	(9,915)
Voya Index Solution 2055 Portfolio - Initial Class	57,606	15,216	42,390	81,161	15,925	65,236
Voya Index Solution 2055 Portfolio - Service Class	28,114	14,473	13,641	38,274	19,256	19,018
Voya Index Solution 2055 Portfolio - Service 2 Class	29,654	14,672	14,982	20,158	9,605	10,553
Voya Index Solution Income Portfolio - Initial Class	47,921	24,184	23,737	267,660	85,102	182,558
Voya Index Solution Income Portfolio - Service Class	25,483	56,086	(30,603)	105,171	87,142	18,029
Voya Index Solution Income Portfolio - Service 2 Class	79,057	93,779	(14,722)	117,691	39,487	78,204
Voya Solution 2025 Portfolio - Adviser Class	564	2,250	(1,686)	1,565	4,918	(3,353)
Voya Solution 2025 Portfolio - Initial Class	73,143	68,095	5,048	185,121	98,586	86,535
Voya Solution 2025 Portfolio - Service Class	1,401,930	1,570,295	(168,365)	1,874,226	2,454,750	(580,524)
Voya Solution 2025 Portfolio - Service 2 Class	265,569	427,113	(161,544)	238,520	370,403	(131,883)
Voya Solution 2035 Portfolio - Adviser Class	13,394	712	12,682	2,323	2,740	(417)
Voya Solution 2035 Portfolio - Initial Class	65,226	121,845	(56,619)	198,592	112,305	86,287
Voya Solution 2035 Portfolio - Service Class	1,307,656	1,256,342	51,314	1,530,391	1,862,602	(332,211)
Voya Solution 2035 Portfolio - Service 2 Class	287,204	283,777	3,427	194,454	252,431	(57,977)
Voya Solution 2045 Portfolio - Adviser Class	20	1	19	10	5,443	(5,433)
Voya Solution 2045 Portfolio - Initial Class	57,939	38,933	19,006	176,959	132,030	44,929
Voya Solution 2045 Portfolio - Service Class	1,055,162	846,831	208,331	1,173,044	1,290,757	(117,713)
Voya Solution 2045 Portfolio - Service 2 Class	208,761	209,275	(514)	153,030	179,705	(26,675)
Voya Solution 2055 Portfolio - Initial Class	35,558	47,788	(12,230)	114,413	74,206	40,207

| | **Year ended December 31** | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
Voya Solution 2055 Portfolio - Service Class	399,601	192,722	206,879	394,829	171,074	223,755
Voya Solution 2055 Portfolio - Service 2 Class	64,006	51,708	12,298	43,771	24,854	18,917
Voya Solution Balanced Portfolio - Service Class	78,521	84,853	(6,332)	102,544	64,660	37,884
Voya Solution Income Portfolio - Adviser Class	4,765	4,477	288	57,613	4,761	52,852
Voya Solution Income Portfolio - Initial Class	98,614	113,787	(15,173)	369,892	87,918	281,974
Voya Solution Income Portfolio - Service Class	524,926	1,228,194	(703,268)	4,901,763	1,124,728	3,777,035
Voya Solution Income Portfolio - Service 2 Class	218,190	335,269	(117,079)	600,937	166,050	434,887
Voya Solution Moderately Conservative Portfolio - Service Class	96,891	75,142	21,749	113,072	126,645	(13,573)
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	703	1,481	(778)	109	3,455	(3,346)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	475,365	116,105	359,260	282,485	222,824	59,661
VY® American Century Small-Mid Cap Value Portfolio - Service Class	2,502,206	2,312,686	189,520	1,075,854	1,380,186	(304,332)
VY® Baron Growth Portfolio - Adviser Class	560	2,284	(1,724)	1,357	4,395	(3,038)
VY® Baron Growth Portfolio - Service Class	1,299,486	2,139,010	(839,524)	2,724,424	3,568,296	(843,872)
VY® Columbia Contrarian Core Portfolio - Service Class	364,216	429,879	(65,663)	192,921	228,272	(35,351)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	9,686	(9,686)	2,119	308	1,811
VY® Columbia Small Cap Value II Portfolio - Service Class	97,251	108,300	(11,049)	173,434	83,200	90,234
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	—	221,931	(221,931)	442	56,137	(55,695)
VY® Invesco Comstock Portfolio - Adviser Class	782	5,608	(4,826)	2,194	3,486	(1,292)
VY® Invesco Comstock Portfolio - Service Class	1,028,537	1,419,522	(390,985)	1,310,888	1,812,196	(501,308)
VY® Invesco Equity and Income Portfolio - Adviser Class	55	8,657	(8,602)	503	5,867	(5,364)
VY® Invesco Equity and Income Portfolio - Initial Class	7,001,447	8,760,348	(1,758,901)	7,222,125	8,959,884	(1,737,759)
VY® Invesco Equity and Income Portfolio - Service Class	15,153	10,074	5,079	29,247	148,062	(118,815)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	2,231	2,216	15	715	4,934	(4,219)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	103,407	84,100	19,307	591,928	562,379	29,549
VY® JPMorgan Mid Cap Value Portfolio - Service Class	998,167	1,065,427	(67,260)	1,021,474	1,161,740	(140,266)
VY® Oppenheimer Global Portfolio - Adviser Class	775	9,616	(8,841)	1,144	3,695	(2,551)
VY® Oppenheimer Global Portfolio - Initial Class	4,041,707	6,305,438	(2,263,731)	11,036,053	12,720,545	(1,684,492)
VY® Oppenheimer Global Portfolio - Service Class	5,819	7,812	(1,993)	7,838	6,620	1,218
VY® Pioneer High Yield Portfolio - Initial Class	1,083,827	1,299,798	(215,971)	1,701,331	2,179,299	(477,968)
VY® Pioneer High Yield Portfolio - Service Class	35,680	35,888	(208)	11,113	10,882	231
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	157	3,793	(3,636)	1,067	1,607	(540)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,597,795	3,812,428	(1,214,633)	7,760,490	8,333,627	(573,137)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	16,093	16,441	(348)	8,626	11,469	(2,843)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	13,974	27,965	(13,991)	1,798	11,002	(9,204)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	3,400,818	3,883,955	(483,137)	5,284,139	4,836,273	447,866
VY® T. Rowe Price Growth Equity Portfolio - Service Class	31,768	59,438	(27,670)	53,483	66,765	(13,282)
VY® Templeton Foreign Equity Portfolio - Adviser Class	835	13,683	(12,848)	476	5,303	(4,827)
VY® Templeton Foreign Equity Portfolio - Initial Class	2,627,021	3,454,656	(827,635)	4,485,585	5,230,598	(745,013)
VY® Templeton Foreign Equity Portfolio - Service Class	5,104	10,074	(4,970)	5,446	6,296	(850)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	313,748	136,605	177,143	173,091	20,461	152,630
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,035,362	1,210,130	(174,768)	1,278,211	1,467,535	(189,324)
Voya Strategic Allocation Growth Portfolio - Class I	969,092	1,177,509	(208,417)	1,103,257	1,263,818	(160,561)
Voya Strategic Allocation Moderate Portfolio - Class I	1,057,932	1,252,224	(194,292)	1,220,786	1,435,849	(215,063)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	779	14,126	(13,347)	661	10,772	(10,111)
Voya Growth and Income Portfolio - Class I	9,421,459	12,823,825	(3,402,366)	10,248,189	13,852,574	(3,604,385)
Voya Growth and Income Portfolio - Class S	6,598	5,985	613	7,985	7,927	58
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	2,993,960	4,338,574	(1,344,614)	31,635,125	21,338,534	10,296,591
Voya Global Equity Portfolio - Class S	130,411	251,952	(121,541)	2,801,631	1,560,599	1,241,032
Voya Index Plus LargeCap Portfolio - Class I	4,245,445	4,926,064	(680,619)	3,618,370	4,488,270	(869,900)
Voya Index Plus LargeCap Portfolio - Class S	1,185	1,754	(569)	2,987	5,056	(2,069)
Voya Index Plus MidCap Portfolio - Class I	2,071,512	2,458,795	(387,283)	3,256,984	3,975,200	(718,216)
Voya Index Plus MidCap Portfolio - Class S	1,763	4,910	(3,147)	401	3,356	(2,955)
Voya Index Plus SmallCap Portfolio - Class I	2,906,551	3,086,136	(179,585)	2,237,117	2,617,497	(380,380)
Voya Index Plus SmallCap Portfolio - Class S	1,308	4,778	(3,470)	1,181	711	470
Voya International Index Portfolio - Class I	1,305,247	1,285,432	19,815	1,485,915	1,125,946	359,969
Voya International Index Portfolio - Class S	14	3	11	12	6	6
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,162,517	712,991	449,526	1,300,721	1,001,447	299,274
Voya Russell™ Large Cap Growth Index Portfolio - Class S	11,765	14,043	(2,278)	10,714	8,737	1,977

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Large Cap Index Portfolio - Class I	2,302,302	860,567	1,441,735	1,484,267	894,120	590,147
Voya Russell™ Large Cap Index Portfolio - Class S	367,455	368,485	(1,030)	131,891	132,967	(1,076)
Voya Russell™ Large Cap Value Index Portfolio - Class I	6,328	6,875	(547)	11,340	8,429	2,911
Voya Russell™ Large Cap Value Index Portfolio - Class S	260,963	152,490	108,473	215,966	135,052	80,914
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	154,460	115,874	38,586	177,362	129,895	47,467
Voya Russell™ Mid Cap Index Portfolio - Class I	1,637,650	655,275	982,375	1,666,116	656,591	1,009,525
Voya Russell™ Small Cap Index Portfolio - Class I	691,110	426,349	264,761	727,100	374,914	352,186
Voya Small Company Portfolio - Class I	2,538,968	2,587,047	(48,079)	1,669,877	1,861,006	(191,129)
Voya Small Company Portfolio - Class S	888	391	497	874	84	790
Voya U.S. Bond Index Portfolio - Class I	669,259	458,111	211,148	529,320	441,103	88,217
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	854,291	950,748	(96,457)	2,118,456	2,154,346	(35,890)
Voya MidCap Opportunities Portfolio - Class S	9,596	20,273	(10,677)	16,825	24,157	(7,332)
Voya SmallCap Opportunities Portfolio - Class I	749,727	671,142	78,585	1,669,881	1,011,675	658,206
Voya SmallCap Opportunities Portfolio - Class S	92	1,525	(1,433)	558	1,272	(714)
Wanger Advisors Trust:						
Wanger International	516,159	689,761	(173,602)	1,179,851	1,301,599	(121,748)
Wanger Select	196,961	561,497	(364,536)	408,950	873,869	(464,919)
Wanger USA	324,315	471,608	(147,293)	522,396	680,432	(158,036)
Washington Mutual Investors Fund^{SM}:						
Washington Mutual Investors Fund^{SM} - Class R-3	53,975	78,606	(24,631)	48,824	143,109	(94,285)
Washington Mutual Investors Fund^{SM} - Class R-4	1,448,790	967,322	481,468	2,803,251	2,961,939	(158,688)
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	3,005	1,401	1,604	1,024	1,067	(43)
Wells Fargo Small Company Growth Fund - Administrator Class	21,119	2,337	18,782	—	—	—
Wells Fargo Special Small Cap Value Fund - Class A	255,474	434,329	(178,855)	2,172,165	2,412,115	(239,950)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Growth and Income Fund - Class A													
2016		9	$20.42	to	$20.69	$178	1.75%	0.80%	to	0.90%	10.14%	to	10.29%
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
AB VPS Growth and Income Portfolio - Class A													
2016		31	$21.21	to	$21.48	$655	0.95%	1.15%	to	1.25%	9.90%	to	10.04%
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
Aberdeen International Equity Fund - Institutional Class													
2016		784		$8.79		$6,893	2.63%		—			6.55%	
2015	7/14/2015	249		$8.25		$2,052	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Floating Rate Fund - Class R5													
2016		8	$10.42	to	$10.73	$82	4.68%	0.30%	to	1.40%	9.84%	to	10.85%
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	7/29/2014	3	$9.90	to	$9.92	$32	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2016		187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	—	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	—	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
Invesco Small Cap Growth Fund - Class A													
2016		3		$26.22		$72	—		1.00%			10.21%	
2015		3		$23.79		$75	—		1.00%			-2.82%	
2014		4		$24.48		$90	—		1.00%			6.57%	
2013		2		$22.97		$38	—		1.00%			38.54%	
2012		2		$16.58		$26	—		1.00%			17.17%	
Invesco International Growth Fund - Class R5													
2016		48		$11.46		$547	1.69%		0.85%			-1.38%	
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(a)		0.95%			(a)	
Invesco Endeavor Fund - Class A													
2016		1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
2015		1	$16.77	to	$17.63	$11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	—	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	—	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
Invesco Global Health Care Fund - Investor Class													
2016		3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
2015		4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	—	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	8/6/2014	4	$9.71	to	$9.77	$35	(c)	0.40%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco American Value Fund - Class R5													
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	6/16/2014	21	$10.83	to	$10.86	$231	(c)	0.95%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Energy Fund - Class R5													
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	8/27/2014	0	$7.51	to	$7.53	$0	(c)	1.05%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Invesco Small Cap Value Fund - Class A													
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	—	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	—	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	—	0.30%	to	1.75%	20.42%	to	22.13%
Invesco V.I. American Franchise Fund - Series I Shares													
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	4/27/2012	702	$9.77	to	$36.28	$19,755	(a)	0.00%	to	1.50%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2016		2,132	$12.61	to	$22.89	$33,203	0.75%	0.00%	to	1.95%	8.06%	to	10.29%
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
Alger Capital Appreciation Fund - Class A													
2016		22	$20.51	to	$21.90	$481	—	0.60%	to	1.55%	-1.20%	to	-0.37%
2015		56	$20.76	to	$22.48	$1,225	—	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	—	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	—	0.25%	to	1.10%	34.20%	to	34.60%
2012	5/1/2012	35	$13.55	to	$13.93	$492	(a)	0.25%	to	1.20%		(a)	
Alger Green Fund - Class A													
2016		171	$13.07	to	$22.99	$3,644	—	0.00%	to	1.50%	0.49%	to	2.00%
2015		176	$12.99	to	$22.54	$3,708	—	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	—	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	—	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
AllianzGI NFJ Dividend Value Fund - Class A													
2016		13	$22.58	to	$23.11	$293	2.31%	0.70%	to	1.00%	14.68%	to	15.09%
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2016		—		$13.98		$6	2.28%		0.80%			13.47%	
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
Amana Growth Fund - Investor Class													
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
Amana Income Fund - Investor Class													
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
American Balanced Fund® - Class R-3													
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
American Beacon Small Cap Value Fund - Investor Class													
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	5/16/2014	6	$10.60	to	$10.61	$64	(c)	0.95%	to	1.00%		(c)	
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2016		2,011	$9.93	to	$13.11	$24,388	2.00%	0.00%	to	1.90%	2.81%	to	4.71%
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012		4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
American Century Investments® Income & Growth Fund - A Class													
2016		537	$17.79	to	$58.78	$9,606	2.09%	0.65%	to	1.20%	11.96%	to	12.58%
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012		552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
Fundamental Investors[SM] - Class R-3													
2016		89	$15.22	to	$17.26	$1,482	1.28%	0.10%	to	1.55%	10.51%	to	11.90%
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012		116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
Fundamental Investors[SM] - Class R-4													
2016		5,117	$15.69	to	$17.87	$84,728	1.60%	0.00%	to	1.50%	10.81%	to	12.53%
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012		3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
American Mutual Fund® - Class R-4													
2016		251	$17.47	to	$19.01	$4,659	2.12%	0.00%	to	1.40%	12.56%	to	14.11%
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012		5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AMG Managers Fairpointe Mid Cap Fund - Class N													
	2016	1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
	2015	2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
	2014	2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
	2013	1,924	$14.21	to	$18.57	$33,435	—	0.00%	to	1.50%	42.35%	to	44.51%
	2012	712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
Ariel Appreciation Fund - Investor Class													
	2016	21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
	2015	26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
	2014	30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
	2013	35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
	2012	59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
Ariel Fund - Investor Class													
	2016	514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
	2015	614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
	2014	590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
	2013	571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
	2012	258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
Artisan International Fund - Investor Shares													
	2016	1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
	2015	1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
	2014	1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
	2013	885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
	2012	537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
BlackRock Equity Dividend Fund - Investor A Shares													
	2016	64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
	2015	69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
	2014	92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
	2013	84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
	2012	74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/7/2015	17	$10.07	to	$10.15	$171	(d)	0.10%	to	1.25%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2016		1,320	$9.29	to	$9.53	$12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	8/5/2014	2	$10.24	to	$10.30	$21	(c)	0.40%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
Bond Fund of America[SM] - Class R-4													
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
Capital Income Builder® - Class R-4													
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
2015	5/21/2015	35	$9.28	to	$9.34	$330	(d)	0.40%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Capital World Growth & Income Fund[SM] - Class R-3													
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
Cohen & Steers Realty Shares, Inc.													
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
Columbia[SM] Acorn® Fund - Class A													
2016		2	$19.46	to	$20.01	$43	—	0.80%	to	1.20%	9.06%	to	9.17%
2015		3	$18.11	to	$18.33	$47	—	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	—	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	—	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	—	0.90%	to	1.45%	15.88%	to	16.52%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2016		—	$16.92			$1	(f)	0.80%			(f)		
2015		—	$14.93			$7	—	1.25%			-2.74%		
2014		4	$15.35			$58	—	1.25%			-0.45%		
2013		4	$15.42			$54	—	1.25%			29.25%		
2012		3	$11.93			$39	—	1.25%			16.50%		
Columbia Mid Cap Value Fund - Class A													
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
Columbia Mid Cap Value Fund - Class Z													
2016		—	$17.34			$2	0.98%	0.80%			13.33%		
2015		—	$15.30			$2	—	0.80%			-5.73%		
2014		—	$16.23			$2	—	0.80%			11.47%		
2013		—	$14.56			$2	—	0.80%			34.32%		
2012		—	$10.84			$1	0.75%	0.80%			15.94%		
CRM Mid Cap Value Fund - Investor Shares													
2016		13	$22.33	to	$23.83	$298	0.01%	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
Davis Financial Fund - Class Y													
2016		4	$12.06	to	$12.14	$50	1.55%	0.75%	to	1.05%	14.08%	to	14.42%
2015		—	$10.57	to	$10.61	$1	—	0.75%	to	1.05%	0.86%	to	1.14%
2014	8/28/2014	—	$10.48			$0	(c)	0.95%			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Diversified Income Fund - Class A													
2016		407	$10.34			$4,210	3.18%	0.85%			2.68%		
2015		443	$10.07			$4,464	3.65%	0.85%			-1.95%		
2014		434	$10.27			$4,462	3.65%	0.95%			4.16%		
2013		191	$9.86			$1,887	4.09%	0.95%			-2.38%		
2012	9/14/2012	79	$10.10			$801	(a)	0.95%			(a)		
Delaware Smid Cap Growth Fund - Institutional Class													
2016		475	$9.69			$4,601	0.04%	—			-4.06%		
2015	7/14/2015	140	$10.10			$1,410	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Delaware Small Cap Value Fund - Class A													
2016		176	$14.84	to	$15.53	$2,668	0.72%	0.25%	to	1.50%	29.17%	to	30.72%
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	5/10/2013	9	$12.03	to	$12.11	$109	(b)	0.25%	to	1.25%		(b)	
2012		(b)	(b)			(b)	(b)	(b)				(b)	
Deutsche Small Cap Growth Fund - Class S													
2016		1	$11.36	to	$11.66	$15	—	0.40%	to	1.40%	7.37%	to	8.36%
2015		3	$10.58	to	$10.76	$27	—	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	8/15/2014	2	$10.98	to	$11.00	$24	(c)	1.05%	to	1.40%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2016		51	$10.25			$525	2.54%	—			4.70%		
2015	7/16/2015	3	$9.79			$34	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2016		78	$9.27			$723	2.23%	—			12.36%		
2015	7/6/2015	23	$8.25			$186	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
U.S. Targeted Value Portfolio - Institutional Class													
2016		783	$11.45			$8,970	1.14%	—			26.80%		
2015	7/14/2015	267	$9.03			$2,412	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Dodge & Cox International Stock Fund													
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
Dodge & Cox Stock Fund													
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%		38.03%	
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%		(f)	
Deutsche Equity 500 Index Fund - Class S													
2016		30	$25.31			$760	1.89%	1.00%			10.48%		
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
2012		31	$15.62			$491	2.02%	1.00%			14.43%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
EuroPacific Growth Fund® - Class R-3													
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
EuroPacific Growth Fund® - Class R-4													
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
Fidelity Advisor® New Insights Fund - Class I													
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	—	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	—	0.40%	to	1.95%	14.15%	to	15.72%
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2016		7,659	$14.29	to	$49.04	$269,002	2.22%	0.00%	to	1.95%	15.69%	to	18.06%
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class												
2016	8,741	$14.40	to	$47.89	$262,156	0.04%	0.00%	to	1.75%	-0.99%	to	0.85%
2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
2014	10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
2013	10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012	11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
Fidelity® VIP High Income Portfolio - Initial Class												
2016	699	$16.13	to	$16.99	$11,293	5.31%	0.85%	to	1.50%	12.89%	to	13.67%
2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
2014	812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
2013	759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012	852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
Fidelity® VIP Overseas Portfolio - Initial Class												
2016	1,498	$8.66	to	$24.48	$25,749	1.37%	0.00%	to	1.50%	-6.49%	to	-5.00%
2015	1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
2014	1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
2013	1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012	1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2016	26,164	$15.17	to	$66.29	$1,197,401	0.78%	0.00%	to	1.95%	5.90%	to	8.02%
2015	28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
2014	32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
2013	34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012	36,247	$9.84	to	$41.86	$1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2016	4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
2015	3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
2014	3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
2013	3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012	3,845	$29.93	to	$30.12	$115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2016		—	$18.52	to	$19.00	$8	0.70%	1.00%	to	1.25%	10.83%		
2015		—		$16.71		$3	(f)		1.25%			(f)	
2014		1,283		$22.96		$29,464	0.26%		—			6.30%	
2013		1,290		$21.60		$27,855	0.52%		—			36.19%	
2012		1,299		$15.86		$20,599	0.66%		—			14.84%	
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		-1.04%	
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	$22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
Franklin Mutual Global Discovery Fund - Class R													
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	$2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
Franklin Biotechnology Discovery Fund - Advisor Class													
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
2014	9/10/2014	7	$10.88	to	$14.12	$97	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Franklin Natural Resources Fund - Advisor Class													
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	8/27/2014	0	$7.30	to	$7.31	$3	(c)	1.15%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2016		12	$20.55	to	$24.15	$260	—	0.20%	to	1.45%	2.80%	to	4.09%
2015		13	$19.99	to	$23.20	$287	—	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	—	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	—	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	—	0.20%	to	1.45%	9.17%	to	10.59%
Franklin Small Cap Value VIP Fund - Class 2													
2016		3,767	$18.42	to	$39.83	$128,525	0.77%	0.00%	to	1.75%	27.90%	to	30.21%
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
Goldman Sachs Growth Opportunities Fund - Class IR													
2016		1	$10.55	to	$10.79	$14	—	0.40%	to	1.25%	0.09%	to	1.03%
2015		1	$10.54	to	$10.68	$9	—	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	8/27/2014	0	$11.28	to	$11.29	$3	(c)	1.10%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Growth Fund of America® - Class R-3													
2016		523	$18.33	to	$26.04	$12,049	0.22%	0.00%	to	1.55%	6.44%	to	8.09%
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
Growth Fund of America® - Class R-4													
2016		15,504	$15.94	to	$27.01	$368,594	0.55%	0.00%	to	1.50%	6.84%	to	8.43%
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%

269

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2016		—		$18.06		—	0.19%		0.65%			3.44%	
2015		—		$17.46		—	—		0.65%			0.69%	
2014		—		$17.34		—	—		0.65%			6.64%	
2013		—		$16.26		—	—		0.65%			40.78%	
2012		14		$11.55		$159	0.60%		0.65%			19.44%	
The Hartford Dividend And Growth Fund - Class R4													
2016		—		$20.25		$6	1.42%		0.65%			13.51%	
2015		—		$17.84		$5	—		0.65%			-2.14%	
2014		—		$18.23		$5	—		0.65%			11.64%	
2013		—		$16.33		$4	3.02%		0.65%			30.12%	
2012		21		$12.55		$261	1.38%		0.65%			12.15%	
The Hartford International Opportunities Fund - Class R4													
2016	6/16/2016	15	$10.33	to	$10.39	$157	(e)	0.40%	to	1.50%	(e)		
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Income Fund of America® - Class R-3													
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
Ivy Science and Technology Fund - Class Y													
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	8/15/2014	3	$10.84	to	$10.85	$31	(c)	0.95%	to	1.15%	(c)		
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Balanced Portfolio - Institutional Shares													
	2016	3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
	2015	3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
	2014	3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
	2013	3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
	2012	4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
	2016	4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
	2015	5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
	2014	6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
	2013	7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
	2012	11	$22.19	to	$35.53	$365	—	0.45%	to	1.50%	15.58%	to	16.74%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
	2016	—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
	2015	1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
	2014	1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
	2013	1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
	2012	1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
	2016	2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
	2015	3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
	2014	4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
	2013	6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
	2012	6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
Janus Aspen Series Janus Portfolio - Institutional Shares													
	2016	2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%	-0.76%	to	0.00%
	2015	3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
	2014	3	$14.52	to	$35.95	$82	—	0.50%	to	1.25%	11.61%	to	12.40%
	2013	3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
	2012	4	$10.04	to	$24.98	$70	—	0.50%	to	1.40%	16.99%	to	18.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Equity Income Fund - Select Class													
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	8/11/2014	6	$11.00	to	$11.03	$68	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
JPMorgan Government Bond Fund - Select Class													
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
2012	11/05/2012	1		$10.04		$10	(a)		0.95%			(a)	
Lazard International Equity Portfolio - Open Shares													
2016	5/25/2016	29	$9.65	to	$9.77	$278	(e)	0.30%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
ClearBridge Aggressive Growth Fund - Class I													
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	8/15/2014	9	$11.02	to	$11.10	$96	(c)	0.10%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
LKCM Aquinas Catholic Equity Fund													
2016	7/29/2016	42	$10.33	to	$10.35	$433	(e)	0.90%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	5/19/2014	37	$9.99	to	$10.01	$373	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Loomis Sayles Value Fund - Class Y													
2016		2	$11.25	to	$11.43	$25	2.70%	0.65%	to	1.25%	10.19%	to	10.86%
2015		1	$10.21	to	$10.31	$10	—	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	9/29/2014	—		$10.81		$0	(c)		0.95%			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Lord Abbett Developing Growth Fund - Class A													
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	$277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	—	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	—	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	—	0.20%	to	1.60%	8.85%	to	9.75%
Lord Abbett Core Fixed Income Fund - Class A													
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Short Duration Income Fund - Class R4													
2016	5/9/2016	256	$10.06	to	$10.14	$2,586	(e)	0.25%	to	1.50%	(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
Lord Abbett Mid Cap Stock Fund - Class A													
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
Lord Abbett Small Cap Value Fund - Class A													
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	—	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	—	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
Lord Abbett Fundamental Equity Fund - Class A													
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MainStay Large Cap Growth Fund - Class R3													
2016		—	$21.29			$2	—	—			-2.92%		
2015		—	$21.93			$2	—	—			5.58%		
2014		—	$20.77			$2	—	—			9.89%		
2013		34	$18.90			$637	—	—			35.97%		
2012	2/15/2012	31	$13.90			$424	(a)	—			(a)		
Massachusetts Investors Growth Stock Fund - Class A													
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
Metropolitan West Total Return Bond Fund - Class I													
2016		1,041	$10.13			$10,546	1.90%	—			2.53%		
2015	7/14/2015	368	$9.88			$3,636	(d)	—			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Metropolitan West Total Return Bond Fund - Class M													
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%	-1.58%		
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	5/15/2013	358	$9.71	to	$9.77	$3,490	(b)	0.30%	to	1.25%	(b)		
2012		(b)	(b)			(b)	(b)	(b)			(b)		
MFS® New Discovery Fund - Class R3													
2016		5	$10.93	to	$11.02	$50	0.00%	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	0.00%	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	8/13/2014	—	$10.55	to	$10.57	$1	(c)	0.95%	to	1.20%	(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
MFS® International Value Fund - Class R3													
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	8/15/2014	1	$9.77	to	$9.78	$13	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Neuberger Berman Genesis Fund - Trust Class													
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	—	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	—	0.35%	to	1.75%		8.44%	
Neuberger Berman Socially Responsive Fund - Institutional Class													
2016		121		$11.22		$1,355	1.25%		—			10.32%	
2015	7/15/2015	38		$10.17		$385	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
New Perspective Fund® - Class R-3													
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New Perspective Fund® - Class R-4													
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
New World Fund® - Class R-4													
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	8/13/2014	3	$9.46	to	$9.53	$27	(c)	0.10%	to	1.25%		(c)	
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		
Nuveen Global Infrastructure Fund - Class I													
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	5/15/2014	115	$10.45	to	$10.46	$1,197	(c)	1.00%	to	1.20%		(c)	
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		
Oppenheimer Capital Appreciation Fund - Class A													
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	0.00%	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	0.00%	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	0.00%	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
Oppenheimer Developing Markets Fund - Class A													
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	9/4/2012	3,248	$10.89	to	$10.91	$35,375	(a)	0.00%	to	0.45%		(a)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	—	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	—	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
Oppenheimer International Bond Fund - Class A													
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
Oppenheimer International Growth Fund - Class Y													
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	7/15/2014	1	$9.09	to	$9.11	$10	(c)	0.95%	to	1.20%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
2014	8/1/2014	1	$9.75	to	$9.77	$12	(c)	0.95%	to	1.40%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund® - Class A													
2016	5/13/2016	17	$11.02			$182	(e)	1.20%			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	—	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	—	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	—	1.25%	to	1.50%	14.86%	to	15.01%
Oppenheimer Global Fund/VA													
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
Oppenheimer Global Strategic Income Fund/VA													
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
Oppenheimer Main Street Fund®/VA													
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA													
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
Parnassus Core Equity Fund[SM] - Investor Shares													
2016		1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
Pax Balanced Fund - Individual Investor Class													
2016		2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2016		257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	6/30/2014	2	$7.36	to	$7.38	$14	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
PIMCO Real Return Portfolio - Administrative Class													
2016		6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer Equity Income Fund - Class Y													
2016		848		$16.83		$14,268	2.10%		0.85%			18.44%	
2015		726		$14.21		$10,306	2.05%		0.85%			-0.28%	
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	9/17/2012	111		$9.93		$1,099	(a)		0.95%			(a)	
Pioneer High Yield Fund - Class A													
2016		62	$16.78	to	$20.50	$1,175	4.98%	0.20%	to	1.75%	12.17%	to	13.89%
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
Pioneer Strategic Income Fund - Class A													
2016		74	$12.44	to	$13.84	$992	3.08%	0.20%	to	1.75%	5.83%	to	7.37%
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
Pioneer Emerging Markets VCT Portfolio - Class I													
2016		1,108	$5.14	to	$7.18	$7,280	0.57%	0.00%	to	1.60%	4.58%	to	6.35%
2015		1,218	$4.88	to	$6.76	$7,599	4.43%	0.00%	to	1.60%	-16.76%	to	-15.29%
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
Pioneer Equity Income VCT Portfolio - Class I													
2016		—		$25.18		$0	5.57%		1.05%			18.55%	
2015		3		$21.24		$56	3.08%		1.05%			-0.56%	
2014	10/6/2014	—		$21.36		$9	(c)		1.05%			(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I													
2016		1,026	$15.71	to	$21.32	$19,606	4.78%	0.00%	to	1.50%	12.48%	to	14.20%
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
Prudential Jennison Utility Fund - Class Z													
2016		8	$9.84	to	$10.72	$79	2.31%	0.80%	to	1.25%	14.49%	to	14.90%
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	8/14/2014	2	$9.91	to	$10.70	$23	(c)	0.95%	to	1.25%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Columbia Diversified Equity Income Fund - Class K													
2016		652	$14.49	to	$16.50	$10,001	1.45%	0.00%	to	1.50%	13.11%	to	14.82%
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
Columbia Diversified Equity Income Fund - Class R4													
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%		14.47%	
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
Royce Total Return Fund - K Class													
2016		—		$20.56		$2	(f)		1.20%			(f)	
2015		—		$16.40		$2	—		1.40%			-8.84%	
2014		—		$17.99		$2	—		1.40%			-0.39%	
2013		—		$18.06		$2	—		1.40%			30.40%	
2012		—		$13.85		$1	(f)		1.40%			(f)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ave Maria Rising Dividend Fund													
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
2015	9/15/2015	48	$9.12	to	$9.20	$437	(d)	0.25%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
SMALLCAP World Fund® - Class R-4													
2016		1,050	$13.84	to	$15.76	$15,154	0.37%	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	—	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	—	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
T. Rowe Price Institutional Large-Cap Growth Fund													
2016		1,130		$11.45		$12,935	0.35%		—			2.88%	
2015	7/14/2015	358		$11.13		$3,984	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
T. Rowe Price Value Fund - Advisor Class													
2016		15		$19.50		$301	1.52%		1.00%			9.61%	
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
TCW Total Return Bond Fund - Class N													
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Templeton Foreign Fund - Class A													
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
Templeton Global Bond Fund - Advisor Class													
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	9/4/2012	3,507	$10.56	to	$10.57	$37,035	(a)	0.00%	to	0.45%		(a)	
Templeton Global Bond Fund - Class A													
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
Third Avenue Real Estate Value Fund - Institutional Class													
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	8/27/2014	—	$10.49	to	$10.50	$4	(c)	0.95%	to	1.15%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Thornburg International Value Fund - Class R4													
2016		0		$12.48		$3	0.29%		1.15%			-3.85%	
2015		4	$12.98	to	$13.41	$51	—	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	—	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	—	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
Touchstone Value Fund - Institutional Class													
2016		555		$11.28		$6,257	3.02%		—			13.48%	
2015	7/14/2015	160		$9.94		$1,586	(d)		—			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	—	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	—	0.00%	to	1.50%	-13.42%	to	-12.05%
Diversified Value Portfolio													
2016		4	$20.15	to	$23.01	$103	2.98%	0.95%	to	2.00%	10.71%	to	11.86%
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
Equity Income Portfolio													
2016		8	$22.45	to	$25.16	$199	2.61%	1.10%	to	2.00%	12.81%	to	13.67%
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Small Company Growth Portfolio													
2016		1	$23.25	to	$26.56	$33	0.32%	0.95%	to	2.00%	12.65%	to	13.84%
2015		1	$20.64	to	$23.33	$26	—	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	—	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	—	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	—	0.95%	to	2.00%	12.40%	to	13.60%
Victory Integrity Small-Cap Value Fund - Class Y													
2016		9	$12.10	to	$12.52	$115	0.36%	0.10%	to	1.40%	22.85%	to	24.21%
2015		5	$9.89	to	$10.08	$45	—	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	8/22/2014	1	$10.75	to	$10.81	$6	(c)	0.10%	to	0.95%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Victory Sycamore Established Value Fund - Class A													
2016	5/19/2016	144		$11.64		$1,674	(e)		1.20%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	—	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	—	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	—	0.60%	to	1.25%		11.23%	
Voya Balanced Portfolio - Class I													
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Fund - Class A													
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		—		$13.27		$7	—		0.50%			9.04%	
2013	7/12/2013	—		$12.17		$6	(b)		0.50%			(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Real Estate Fund - Class A													
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012		92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
Voya Large-Cap Growth Fund - Class A													
2016		7	$20.93	to	$21.34	$158	0.13%	1.00%	to	1.15%	2.30%	to	2.45%
2015		6	$20.46	to	$20.83	$124	—	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	—	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	—		1.15%			26.94%	
2012	12/24/2012	5		$13.81		$63	(a)		1.15%			(a)	
Voya Floating Rate Fund - Class A													
2016	6/1/2016	14		$10.47		$149	(e)		1.20%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Voya GNMA Income Fund - Class A													
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012		338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Fund - Class A													
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012		225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
Voya Intermediate Bond Portfolio - Class I													
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012		16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
Voya Intermediate Bond Portfolio - Class S													
2016		178		$14.81		$2,631	2.19%		0.35%			3.86%	
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
2014		69		$14.28		$981	3.04%		0.35%			6.17%	
2013		74		$13.45		$993	2.92%		0.35%			-0.74%	
2012		89		$13.55		$1,202	4.71%		0.35%			8.66%	
Voya Global Perspectives® Portfolio - Class I													
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	5/12/2014	91	$10.13	to	$10.21	$922	(c)	0.25%	to	1.50%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
Voya High Yield Portfolio - Adviser Class													
2016		3		$13.10		$39	7.07%		0.35%			13.81%	
2015		3		$11.51		$34	5.13%		0.35%			-2.70%	
2014		4		$11.83		$44	6.67%		0.35%			0.51%	
2013		4		$11.77		$46	6.19%		0.35%			4.81%	
2012		5		$11.23		$51	5.00%		0.35%			13.32%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya High Yield Portfolio - Institutional Class													
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012		2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
Voya High Yield Portfolio - Service Class													
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012		1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
Voya Large Cap Growth Portfolio - Adviser Class													
2016		6		$19.19		$121	—		0.35%			2.95%	
2015		9		$18.64		$163	—		0.35%			5.37%	
2014		12		$17.69		$210	—		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
2012		13		$12.10		$155	0.75%		0.35%			17.13%	
Voya Large Cap Growth Portfolio - Institutional Class													
2016		22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012		15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
Voya Large Cap Growth Portfolio - Service Class													
2016		321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012		25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Adviser Class													
2016		2	$12.31			$21	1.80%	0.35%			12.83%		
2015		2	$10.91			$21	—	0.35%			-5.38%		
2014		2	$11.53			$24	—	0.35%			8.98%		
2013	9/6/2013	3	$10.58			$29	(b)	0.35%			(b)		
2012		(b)	(b)			(b)	(b)	(b)			(b)		
Voya Large Cap Value Portfolio - Institutional Class													
2016		22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
2015		24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
Voya Large Cap Value Portfolio - Service Class													
2016		118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
2015		132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
Voya Limited Maturity Bond Portfolio - Adviser Class													
2016		1	$10.09			$10	0.48%	0.35%			0.50%		
2015		4	$10.04			$37	—	0.35%			-0.20%		
2014		2	$10.06			$19	—	0.35%			—		
2013		2	$10.06			$18	—	0.35%			—		
2012	1/23/2012	2	$10.06			$17	(a)	0.35%			(a)		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2016		768	$14.83	to	$18.76	$13,095	2.15%	0.00%	to	1.95%	6.69%	to	8.82%
2015		897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2016		24	$15.59	to	$17.44	$387	1.92%	0.45%	to	1.50%	6.93%	to	7.83%
2015		26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
2014		25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013		25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012		26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
Voya U.S. Stock Index Portfolio - Institutional Class													
2016		1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
2015		842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013		802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012		534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2016		5		$10.34		$48	—		0.35%			2.89%	
2015		4		$10.05		$38	—		0.35%			-3.18%	
2014		4		$10.38		$43	1.85%		0.35%			1.76%	
2013		6		$10.20		$65	—		0.35%			-9.41%	
2012		9		$11.26		$97	—		0.35%			5.73%	
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2016		3		$12.59		$38	0.67%		0.35%			-0.16%	
2015		1		$12.61		$7	—		0.35%			-2.32%	
2014		1		$12.91		$7	—		0.35%			12.95%	
2013		1		$11.43		$6	—		0.35%			2.97%	
2012		1		$11.10		$7	—		0.35%			24.72%	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2016		6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
2015		6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013		6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012		6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Adviser Class													
2016		6		$15.55		$90	1.52%		0.35%			3.53%	
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
2014		4		$14.69		$53	2.20%		0.35%			28.97%	
2013		3		$11.39		$38	—		0.35%			1.33%	
2012		4		$11.24		$41	—		0.35%			14.69%	
VY® Clarion Real Estate Portfolio - Institutional Class													
2016		117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
VY® Clarion Real Estate Portfolio - Service Class													
2016		3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class													
2016		1,838	$16.44	to	$16.76	$30,214	0.77%	0.00%	to	0.45%	11.61%	to	12.03%
2015		2,139	$14.73	to	$14.96	$31,516	0.40%	0.00%	to	0.45%	-1.87%	to	-1.38%
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	9/4/2012	2,655	$10.45	to	$10.47	$27,744	(a)	0.00%	to	0.45%		(a)	
VY® FMR® Diversified Mid Cap Portfolio - Service Class													
2016		2,095	$15.97	to	$26.88	$50,547	0.54%	0.00%	to	1.50%	10.10%	to	11.78%
2015		2,304	$14.42	to	$24.05	$50,269	0.17%	0.00%	to	1.50%	-3.12%	to	-1.64%
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Institutional Class													
2016		1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	9/4/2012	634	$10.36	to	$10.38	$6,568	(a)	0.00%	to	0.45%		(a)	
VY® Invesco Growth and Income Portfolio - Service Class													
2016		1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2016		16		$16.79		$266	0.93%		0.35%			12.23%	
2015		15		$14.96		$223	0.74%		0.35%			-16.33%	
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	—		0.35%			18.30%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2016		1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	—	0.95%	to	1.10%	17.99%	to	18.20%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2016		898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	—	0.00%	to	1.50%	17.35%	to	19.08%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2016		2	$18.35			$28	0.16%	0.35%			20.72%		
2015		3	$15.20			$41	—	0.35%			-4.34%		
2014		1	$15.89			$24	—	0.35%			7.51%		
2013		1	$14.78			$22	—	0.35%			38.13%		
2012		1	$10.70			$16	—	0.35%			17.84%		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2016		2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	9/4/2012	851	$10.59	to	$10.60	$9,013	(a)	0.00%	to	0.45%		(a)	
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2016		1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2016		3	$15.22			$52	1.25%	0.35%			4.60%		
2015		2	$14.55			$33	3.17%	0.35%			5.51%		
2014		2	$13.79			$30	2.99%	0.35%			3.53%		
2013		3	$13.32			$37	2.94%	0.35%			18.61%		
2012		3	$11.23			$31	4.35%	0.35%			14.94%		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2016		27	$16.62			$450	1.15%	0.35%			7.30%		
2015		28	$15.49			$429	0.96%	0.35%			4.45%		
2014		27	$14.83			$403	1.07%	0.35%			11.42%		
2013		26	$13.31			$346	1.11%	0.35%			21.33%		
2012		18	$10.97			$195	1.76%	0.35%			13.68%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2016		16,607	$16.05	to	$16.36	$266,487	1.69%	0.00%	to	0.45%	7.86%	to	8.27%
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	9/4/2012	10,830	$10.38	to	$10.40	$112,414	(a)	0.00%	to	0.45%		(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2016		30,080	$10.54	to	$26.67	$710,826	1.39%	0.00%	to	1.55%	6.41%	to	8.08%
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2016		67		$19.22		$1,281	1.87%		0.35%			17.91%	
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2016		4,150	$14.96	to	$31.64	$101,935	2.20%	0.00%	to	1.65%	16.82%	to	18.77%
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2016		9		$9.99		$89	1.10%		0.35%			1.22%	
2015		9		$9.87		$91	0.96%		0.35%			-1.69%	
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	—		0.35%			17.96%	

	Fund Inception DateA	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income RatioB	Expense RatioC (lowest to highest)			Total ReturnD (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Service Class													
2016		445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
VY® Templeton Global Growth Portfolio - Institutional Class													
2016		36	$9.40	to	$21.31	$713	3.95%	0.50%	to	1.40%	9.81%	to	10.64%
2015		41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
VY® Templeton Global Growth Portfolio - Service Class													
2016		370	$12.51	to	$14.31	$4,876	3.45%	0.00%	to	1.50%	9.26%	to	10.90%
2015		430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014		503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
2013		511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012		458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
Voya Government Money Market Portfolio - Class I													
2016		16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
2015		15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	—	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	—	0.00%	to	1.85%		-1.79%	
2012		19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
Voya Global Real Estate Fund - Class A													
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012		5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager International Small Cap Fund - Class A													
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012		25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
Voya Multi-Manager International Small Cap Fund - Class I													
2016	6/6/2016	3	$10.13	to	$10.20	$28	(e)	0.30%	to	1.25%		(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Global Bond Portfolio - Adviser Class													
2016		20		$14.21		$285	1.55%		0.35%			5.42%	
2015		20		$13.48		$269	—		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
Voya Global Bond Portfolio - Initial Class													
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
Voya Global Bond Portfolio - Service Class													
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2025 Portfolio - Initial Class													
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
Voya Index Solution 2025 Portfolio - Service Class													
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
Voya Index Solution 2035 Portfolio - Initial Class													
2016		458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
Voya Index Solution 2035 Portfolio - Service Class													
2016		188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Service 2 Class													
2016		154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
Voya Index Solution 2045 Portfolio - Initial Class													
2016		448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	—	0.95%	to	1.40%	14.51%	to	15.14%
Voya Index Solution 2045 Portfolio - Service Class													
2016		83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	—	0.00%	to	0.80%	14.94%	to	15.88%
Voya Index Solution 2045 Portfolio - Service 2 Class													
2016		150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
Voya Index Solution 2055 Portfolio - Initial Class													
2016		134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	—	0.95%	to	1.35%		15.12%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2055 Portfolio - Service Class													
2016		60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	—	0.00%	to	1.25%	14.44%	to	15.86%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2016		48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	—	0.00%	to	1.55%	14.35%	to	14.89%
Voya Index Solution Income Portfolio - Initial Class													
2016		237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/9/2013	1	$12.66	to	$14.45	$10	(b)	0.30%	to	1.25%		(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Solution Income Portfolio - Service Class													
2016		59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
Voya Index Solution Income Portfolio - Service 2 Class													
2016		85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
2015		100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Adviser Class													
2016		29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
Voya Solution 2025 Portfolio - Initial Class													
2016		211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	9/4/2012	50	$10.35	to	$10.37	$521	(a)	0.00%	to	0.45%		(a)	
Voya Solution 2025 Portfolio - Service Class													
2016		8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
Voya Solution 2025 Portfolio - Service 2 Class													
2016		689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
Voya Solution 2035 Portfolio - Adviser Class													
2016		24		$15.85		$386	2.44%		0.35%			5.67%	
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Initial Class													
2016		246	$10.77	to	$14.16	$3,095	2.09%	0.00%	to	1.20%	5.18%	to	6.47%
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	9/4/2012	125	$10.42	to	$10.43	$1,299	(a)	0.00%	to	0.45%		(a)	
Voya Solution 2035 Portfolio - Service Class													
2016		8,278	$12.37	to	$18.34	$136,495	2.09%	0.00%	to	1.50%	4.62%	to	6.26%
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
Voya Solution 2035 Portfolio - Service 2 Class													
2016		785	$15.90	to	$17.70	$13,278	2.00%	0.00%	to	1.55%	4.47%	to	6.12%
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
Voya Solution 2045 Portfolio - Adviser Class													
2016		2	$15.80	to	$16.00	$33	1.35%	0.35%	to	1.25%	4.77%	to	5.75%
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
2012		10		$11.87		$117	1.72%		0.35%			14.80%	
Voya Solution 2045 Portfolio - Initial Class													
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	9/4/2012	77		$10.44		$803	(a)		0.45%			(a)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Service Class													
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
Voya Solution 2045 Portfolio - Service 2 Class													
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
Voya Solution 2055 Portfolio - Initial Class													
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	
2012	9/14/2012	10		$12.65		$124	(a)		0.45%			(a)	
Voya Solution 2055 Portfolio - Service Class													
2016		1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
Voya Solution 2055 Portfolio - Service 2 Class													
2016		86	$15.95	to	$17.22	$1,438	1.29%	0.20%	to	1.35%	4.80%	to	6.03%
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%

303

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Balanced Portfolio - Service Class													
2016		374	$12.39	to	$13.80	$4,837	2.32%	0.25%	to	1.50%	4.73%	to	6.07%
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
Voya Solution Income Portfolio - Adviser Class													
2016		67		$14.99		$1,009	0.97%		0.35%			3.88%	
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
Voya Solution Income Portfolio - Initial Class													
2016		553	$10.51	to	$12.21	$6,602	1.24%	0.00%	to	1.20%	3.55%	to	4.81%
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	9/4/2012	193	$10.20	to	$10.22	$1,968	(a)	0.00%	to	0.45%		(a)	
Voya Solution Income Portfolio - Service Class													
2016		4,322	$12.91	to	$16.38	$63,458	1.09%	0.00%	to	1.50%	2.92%	to	4.47%
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
Voya Solution Income Portfolio - Service 2 Class													
2016		408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Moderately Conservative Portfolio - Service Class													
	2016	501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
	2015	480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
	2014	493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
	2013	412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
	2012	326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
	2016	3	$26.48			$75	1.35%	0.35%			23.28%		
	2015	4	$21.48			$78	1.73%	0.35%			-2.32%		
	2014	7	$21.99			$153	1.37%	0.35%			11.74%		
	2013	7	$19.68			$140	0.77%	0.35%			30.68%		
	2012	8	$15.06			$119	0.87%	0.35%			15.67%		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
	2016	1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
	2015	1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
	2014	1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
	2013	1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
	2012	774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
	2016	2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
	2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
	2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
	2013	2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
	2012	2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
VY® Baron Growth Portfolio - Adviser Class													
	2016	15	$20.93			$315	—	0.35%			4.70%		
	2015	17	$19.99			$336	—	0.35%			-5.62%		
	2014	20	$21.18			$420	—	0.35%			3.67%		
	2013	28	$20.43			$571	0.60%	0.35%			38.04%		
	2012	96	$14.80			$1,419	—	0.35%			18.97%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Baron Growth Portfolio - Service Class													
	2016	4,507	$10.81	to	$34.98	$123,986	—	0.00%	to	1.50%	3.77%	to	5.33%
	2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
	2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
	2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
	2012	6,184	$11.46	to	$24.57	$129,571	—	0.00%	to	1.55%	17.77%	to	19.72%
VY® Columbia Contrarian Core Portfolio - Service Class													
	2016	453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
	2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
	2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
	2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
	2012	653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
	2016	9		$18.06		$159	0.04%		0.35%			22.94%	
	2015	19		$14.69		$272	0.38%		0.35%			-3.55%	
	2014	17		$15.23		$254	0.38%		0.35%			3.75%	
	2013	18		$14.68		$270	0.73%		0.35%			39.15%	
	2012	26		$10.55		$279	0.39%		0.35%			13.56%	
VY® Columbia Small Cap Value II Portfolio - Service Class													
	2016	373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
	2015	384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
	2014	293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
	2013	337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
	2012	293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
VY® Invesco Comstock Portfolio - Adviser Class													
	2016	21		$19.65		$408	2.11%		0.35%			17.10%	
	2015	26		$16.78		$429	2.20%		0.35%			-6.52%	
	2014	27		$17.95		$482	1.94%		0.35%			8.46%	
	2013	27		$16.55		$444	0.51%		0.35%			34.33%	
	2012	27		$12.32		$334	0.95%		0.35%			17.89%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Comstock Portfolio - Service Class													
	2016	2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
	2015	3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
	2014	3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
	2013	3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
	2012	3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
VY® Invesco Equity and Income Portfolio - Adviser Class													
	2016	81		$19.61		$1,585	1.55%		0.35%			14.28%	
	2015	89		$17.16		$1,534	1.81%		0.35%			-2.89%	
	2014	95		$17.67		$1,674	1.61%		0.35%			8.07%	
	2013	50		$16.35		$811	1.05%		0.35%			23.86%	
	2012	54		$13.20		$712	1.62%		0.35%			11.86%	
VY® Invesco Equity and Income Portfolio - Initial Class													
	2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
	2015	18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
	2014	20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
	2013	15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
	2012	16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
VY® Invesco Equity and Income Portfolio - Service Class													
	2016	115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
	2015	110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
	2014	229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
	2013	6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
	2012	6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
	2016	14		$24.47		$344	0.46%		0.35%			14.03%	
	2015	14		$21.46		$301	0.28%		0.35%			-3.59%	
	2014	18		$22.26		$406	0.52%		0.35%			14.27%	
	2013	19		$19.48		$364	0.28%		0.35%			30.74%	
	2012	23		$14.90		$348	0.61%		0.35%			19.30%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2016		510		$16.54		$8,433	0.95%		0.85%			13.99%	
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	9/14/2012	90		$10.09		$904	(a)		0.95%			(a)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2016		1,997	$19.30	to	$39.90	$67,799	0.67%	0.00%	to	1.50%	12.99%	to	14.70%
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
VY® Oppenheimer Global Portfolio - Adviser Class													
2016		21		$17.61		$373	0.75%		0.35%			-0.62%	
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
VY® Oppenheimer Global Portfolio - Initial Class													
2016		26,549	$13.17	to	$22.67	$512,098	1.18%	0.00%	to	1.80%	-1.57%	to	0.23%
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014		30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
VY® Oppenheimer Global Portfolio - Service Class													
2016		49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class												
2016	1,665	$18.24	to	$22.53	$33,378	5.04%	0.00%	to	1.95%	12.09%	to	14.31%
2015	1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014	2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013	1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012	1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
VY® Pioneer High Yield Portfolio - Service Class												
2016	41	$19.18	to	$21.34	$856	4.62%	0.25%	to	1.25%	12.49%	to	13.63%
2015	41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014	41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013	36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012	27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2016	14		$23.34		$319	0.02%		0.35%			6.58%	
2015	17		$21.90		$379	—		0.35%			1.15%	
2014	18		$21.65		$386	—		0.35%			10.91%	
2013	20		$19.52		$389	0.23%		0.35%			33.97%	
2012	32		$14.57		$465	—		0.35%			15.27%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2016	15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%
2015	17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
2014	17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
2013	18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
2012	20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2016	50	$17.20	to	$26.17	$1,069	0.09%	0.25%	to	1.25%	5.91%	to	6.82%
2015	50	$16.24	to	$25.21	$994	—	0.00%	to	1.30%	0.42%	to	1.69%
2014	53	$16.17	to	$24.79	$1,070	—	0.00%	to	1.30%	10.19%	to	11.67%
2013	48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
2012	43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2016		50		$22.52		$1,119	—		0.35%			0.67%	
2015		64		$22.37		$1,424	—		0.35%			9.87%	
2014		73		$20.36		$1,484	—		0.35%			7.78%	
2013		83		$18.89		$1,561	—		0.35%			38.08%	
2012		89		$13.68		$1,224	—		0.35%			17.93%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2016		9,257	$17.55	to	$54.56	$359,212	—	0.00%	to	1.50%	0.00%	to	1.51%
2015		9,740	$17.48	to	$53.79	$381,587	—	0.00%	to	1.50%	9.13%	to	10.83%
2014		9,293	$15.91	to	$48.96	$337,335	—	0.00%	to	1.50%	7.06%	to	8.71%
2013		9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
2012		9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2016		139	$22.17	to	$26.75	$3,555	—	0.00%	to	1.45%	-0.18%	to	1.25%
2015		167	$22.21	to	$26.69	$4,226	—	0.00%	to	1.45%	8.93%	to	10.55%
2014		180	$20.39	to	$24.39	$4,148	—	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	—	0.00%	to	1.55%	16.74%	to	18.62%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2016		23		$9.81		$223	2.36%		0.35%			1.03%	
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Service Class													
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
Voya Corporate Leaders 100 Fund - Class I													
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	6/29/2015	153	$9.60	to	$9.68	$1,470	(d)	0.25%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
2014		1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
2013		1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
2012		1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
Voya Strategic Allocation Growth Portfolio - Class I													
2016		3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
2015		3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
2014		3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
2013		3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
2012		3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
Voya Strategic Allocation Moderate Portfolio - Class I													
2016		2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
2015		3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
2014		3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
2013		3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
2012		3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class A													
2016		78		$16.80		$1,308	1.48%		0.35%			8.88%	
2015		91		$15.43		$1,408	1.53%		0.35%			-2.16%	
2014		101		$15.77		$1,598	1.56%		0.35%			9.82%	
2013		111		$14.36		$1,598	1.09%		0.35%			29.60%	
2012		71		$11.08		$785	1.34%		0.35%			14.82%	
Voya Growth and Income Portfolio - Class I													
2016		30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
2015		34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
2014		37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
2013		41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
2012		42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
Voya Growth and Income Portfolio - Class S													
2016		16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
Voya Global Equity Portfolio - Class I													
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(d)	0.00%	to	1.50%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Global Equity Portfolio - Class S													
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(d)	0.00%	to	1.40%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class I													
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
Voya Index Plus LargeCap Portfolio - Class S													
2016		15		$19.52		$298	1.44%		0.35%			9.60%	
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
Voya Index Plus MidCap Portfolio - Class I													
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
Voya Index Plus MidCap Portfolio - Class S													
2016		13		$22.19		$282	0.88%		0.35%			17.41%	
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
Voya Index Plus SmallCap Portfolio - Class I													
2016		5,041	$18.31	to	$40.21	$163,309	0.81%	0.00%	to	1.95%	24.85%	to	27.36%
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012		6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class S													
2016		13	$21.30			$275	0.61%		0.35%		26.56%		
2015		16	$16.83			$276	0.72%		0.35%		-3.83%		
2014		16	$17.50			$278	0.39%		0.35%		4.92%		
2013		14	$16.68			$236	0.49%		0.35%		41.72%		
2012		15	$11.77			$176	—		0.35%		11.78%		
Voya International Index Portfolio - Class I													
2016		3,133	$8.49	to	$16.14	$29,891	3.03%	0.00%	to	1.65%	-0.82%	to	0.82%
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012		2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
Voya International Index Portfolio - Class S													
2016		—	$15.76			$7	2.76%		0.35%		0.19%		
2015		—	$15.73			$7	—		0.35%		-1.38%		
2014		—	$15.95			$7	—		0.35%		-6.51%		
2013		—	$17.06			$6	—		0.35%		20.65%		
2012		—	$14.14			$5	—		0.35%		18.03%		
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2016		1,518	$25.96	to	$29.12	$40,899	1.20%	0.00%	to	1.50%	4.97%	to	6.59%
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014		769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013		563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012		547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2016		43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015		45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Index Portfolio - Class I													
2016		5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
2015		3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014		3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013		2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012		2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
Voya Russell™ Large Cap Index Portfolio - Class S													
2016		15		$26.33		$400	1.61%		0.95%			9.66%	
2015		16		$24.01		$389	1.50%		0.95%			0.84%	
2014		17		$23.81		$412	0.95%		0.95%			11.52%	
2013		10		$21.35		$221	0.70%		0.95%			30.50%	
2012		4		$16.36		$65	2.70%		0.95%			14.17%	
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2016		21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
2015		21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014		18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013		19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012		17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2016		571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012		264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2016		473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012		325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class I													
2016		5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
Voya Russell™ Small Cap Index Portfolio - Class I													
2016		2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
Voya Small Company Portfolio - Class I													
2016		3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
Voya Small Company Portfolio - Class S													
2016		15		$26.06		$401	0.18%		0.35%			23.74%	
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	—		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
2012		14		$14.73		$207	—		0.35%			13.83%	
Voya U.S. Bond Index Portfolio - Class I													
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya MidCap Opportunities Portfolio - Class I													
2016		5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
2015		5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012		2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
Voya MidCap Opportunities Portfolio - Class S													
2016		49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
2015		60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	—	0.00%	to	1.55%	29.68%	to	31.62%
2012		122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
Voya SmallCap Opportunities Portfolio - Class I													
2016		3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
2015		3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	—	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	—	0.00%	to	1.50%	37.03%	to	39.05%
2012		2,283	$9.77	to	$19.73	$28,744	—	0.00%	to	1.75%	13.45%	to	14.88%
Voya SmallCap Opportunities Portfolio - Class S													
2016		4		$25.99		$99	—		0.35%			12.71%	
2015		5		$23.06		$121	—		0.35%			-1.50%	
2014		6		$23.41		$139	—		0.35%			4.98%	
2013		5		$22.30		$108	—		0.35%			38.25%	
2012		5		$16.13		$80	—		0.35%			14.56%	
Wanger International													
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012		3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger Select													
2016		2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	—	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012		5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
Wanger USA													
2016		2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
2015		2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	—	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012		3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
Washington Mutual Investors Fund[SM] - Class R-3													
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012		317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
Washington Mutual Investors Fund[SM] - Class R-4													
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012		6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
Wells Fargo Small Cap Value Fund - Class A													
2016		9	$17.57			$153	—	1.00%			31.41%		
2015		7	$13.37			$95	—	1.00%			-11.57%		
2014		7	$15.12			$108	0.90%	1.00%			2.44%		
2013		8	$14.76			$115	—	1.00%			13.80%		
2012		10	$12.97			$135	0.82%	1.00%			12.00%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo Small Company Growth Fund - Administrator Class													
2016	05/17/2016	19	$11.38	to	$11.61	$216	(e)	0.50%	to	1.25%	(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
Wells Fargo Special Small Cap Value Fund - Class A													
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.8	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	—	0.00%	to	1.50%	11.78%	to	13.50%

(a) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 16, 2017

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

	As of December 31,	
	2016	2015
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $22,364.8 as of 2016 and $20,747.1 as of 2015)	$ 23,169.9	$ 21,211.6
Fixed maturities, at fair value using the fair value option	957.2	798.0
Equity securities, available-for-sale, at fair value (cost of $67.1 as of 2016 and $116.7 as of 2015)	82.3	131.3
Short-term investments	32.9	—
Mortgage loans on real estate, net of valuation allowance of $1.1 as of 2016 and $1.2 as of 2015	4,254.5	3,729.1
Policy loans	218.9	229.8
Limited partnerships/corporations	347.8	298.5
Derivatives	470.8	450.3
Securities pledged (amortized cost of $692.8 as of 2016 and $252.3 as of 2015)	767.9	249.2
Total investments	30,302.2	27,097.8
Cash and cash equivalents	561.0	661.1
Short-term investments under securities loan agreements, including collateral delivered	378.8	241.5
Accrued investment income	301.5	295.3
Premiums receivable and reinsurance recoverable	1,633.7	1,838.8
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,028.5	1,244.7
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	0.7	10.5
Due from affiliates	56.4	56.0
Property and equipment	67.7	71.3
Other assets	159.2	167.0
Assets held in separate accounts	61,980.7	58,910.6
Total assets	$ 96,645.4	$ 90,769.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

	As of December 31,	
	2016	**2015**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,578.1	$ 27,068.0
Payable for securities purchased	7.7	52.5
Payables under securities loan agreements, including collateral held	648.5	541.3
Long-term debt	4.9	4.9
Due to affiliates	162.1	132.2
Derivatives	172.9	115.1
Deferred income taxes	222.8	133.0
Other liabilities	491.4	443.0
Liabilities related to separate accounts	61,980.7	58,910.6
Total liabilities	93,269.1	87,400.6
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2016 and 2015; $50 par value per share)	2.8	2.8
Additional paid-in capital	2,994.4	3,272.6
Accumulated other comprehensive income (loss)	559.5	386.8
Retained earnings (deficit)	(180.4)	(293.2)
Total shareholder's equity	3,376.3	3,369.0
Total liabilities and shareholder's equity	$ 96,645.4	$ 90,769.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

		Year Ended December 31,				
		2016		**2015**		**2014**
Revenues:						
Net investment income	$	1,500.6	$	1,409.8	$	1,389.4
Fee income		724.6		765.3		784.1
Premiums		870.2		657.1		88.8
Broker-dealer commission revenue		175.4		229.7		244.9
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19.0)		(44.7)		(7.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		0.4		1.2		—
Net other-than-temporary impairments recognized in earnings		(19.4)		(45.9)		(7.1)
Other net realized capital gains (losses)		(193.8)		(231.3)		(132.5)
Total net realized capital gains (losses)		(213.2)		(277.2)		(139.6)
Other revenue		(1.4)		(1.6)		4.4
Total revenues		3,056.2		2,783.1		2,372.0
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,764.6		1,422.3		927.8
Operating expenses		815.5		772.5		783.9
Broker-dealer commission expense		175.4		229.7		244.9
Net amortization of Deferred policy acquisition costs and Value of business acquired		166.5		132.6		109.2
Total benefits and expenses		2,922.0		2,557.1		2,065.8
Income (loss) before income taxes		134.2		226.0		306.2
Income tax expense (benefit)		21.4		52.8		74.5
Net income (loss)	$	112.8	$	173.2	$	231.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	Year Ended December 31,		
	2016	**2015**	**2014**
Net income (loss)	$ 112.8	$ 173.2	$ 231.7
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	257.8	(693.4)	531.8
Other-than-temporary impairments	8.7	2.8	5.1
Pension and other postretirement benefits liability	(1.4)	(2.3)	(2.2)
Other comprehensive income (loss), before tax	265.1	(692.9)	534.7
Income tax expense (benefit) related to items of other comprehensive income (loss)	92.4	(238.2)	188.6
Other comprehensive income (loss), after tax	172.7	(454.7)	346.1
Comprehensive income (loss)	$ 285.5	$ (281.5)	$ 577.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2014	$ 2.8	$ 3,953.3	$ 495.4	$ (698.1)	$ 3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance as of December 31, 2014	2.8	3,583.9	841.5	(466.4)	3,961.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	173.2	173.2
Other comprehensive income (loss), after tax	—	—	(454.7)	—	(454.7)
Total comprehensive income (loss)					(281.5)
Dividends paid and distributions of capital	—	(321.0)	—	—	(321.0)
Employee related benefits	—	9.7	—	—	9.7
Balance as of December 31, 2015	2.8	3,272.6	386.8	(293.2)	3,369.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	112.8	112.8
Other comprehensive income (loss), after tax	—	—	172.7	—	172.7
Total comprehensive income (loss)					285.5
Dividends paid and distributions of capital	—	(278.0)	—	—	(278.0)
Employee related benefits	—	(0.2)	—	—	(0.2)
Balance as of December 31, 2016	$ 2.8	$ 2,994.4	$ 559.5	$ (180.4)	$ 3,376.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	Year Ended December 31,		
	2016	**2015**	**2014**
Cash Flows from Operating Activities:			
Net income (loss)	$ 112.8	$ 173.2	$ 231.7
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(79.5)	(83.5)	(77.4)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	167.8	133.9	110.9
Net accretion/amortization of discount/premium	(0.7)	7.1	9.6
Future policy benefits, claims reserves and interest credited	1,288.6	1,193.5	616.7
Deferred income tax (benefit) expense	(2.6)	(1.3)	(11.2)
Net realized capital losses	213.2	277.2	139.6
Depreciation	3.6	3.6	3.6
Change in:			
Accrued investment income	(6.2)	(10.1)	(0.2)
Premiums receivable and reinsurance recoverable	205.1	90.7	87.1
Other receivables and asset accruals	6.9	2.0	(59.0)
Due to/from affiliates	29.5	25.7	(8.2)
Other payables and accruals	126.5	(56.8)	71.0
Other, net	(11.1)	0.2	(10.6)
Net cash provided by operating activities	2,053.9	1,755.4	1,103.6
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,184.3	3,372.8	3,071.1
Equity securities, available-for-sale	49.3	17.4	14.1
Mortgage loans on real estate	375.3	557.2	504.6
Limited partnerships/corporations	70.8	47.8	43.9
Acquisition of:			
Fixed maturities	(5,663.9)	(5,257.7)	(3,300.6)
Equity securities, available-for-sale	—	(28.0)	—
Mortgage loans on real estate	(900.5)	(773.3)	(621.3)
Limited partnerships/corporations	(113.2)	(95.7)	(103.1)
Derivatives, net	28.4	(46.7)	(25.2)
Policy loans, net	10.9	9.3	2.9
Short-term investments, net	(32.9)	241.5	(226.4)
Collateral received (delivered), net	(30.1)	8.1	163.1
Purchases of fixed assets, net	—	(0.1)	—
Net cash used in investing activities	(3,021.6)	(1,947.4)	(476.9)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	2016		**2015**		**2014**
			Year Ended December 31,		
Cash Flows from Financing Activities:					
Deposits received for investment contracts	$ 3,746.0	$	3,195.1	$	2,355.5
Maturities and withdrawals from investment contracts	(2,534.5)		(2,439.7)		(2,580.4)
Receipts on deposit contracts	—		—		124.7
Settlements on deposit contracts	(66.0)		(63.2)		(54.9)
Excess tax benefits on share-based compensation	0.1		0.7		1.7
Dividends paid and return of capital distribution	(278.0)		(321.0)		(371.0)
Net cash provided by (used in) financing activities	867.6		371.9		(524.4)
Net (decrease) increase in cash and cash equivalents	(100.1)		179.9		102.3
Cash and cash equivalents, beginning of period	661.1		481.2		378.9
Cash and cash equivalents, end of period	$ 561.0	$	661.1	$	481.2
Supplemental cash flow information:					
Income taxes paid (received), net	$ 15.4	$	54.2	$	168.3
Interest paid	—		0.1		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.   ING Group continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where we may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 4.8% for the years 2016, 2015 and 2014. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIAs that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Derivative Contract Novations
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-05, "Derivatives and Hedging (Accounting Standards Codification ("ASC") Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require dedesignation of that hedging relationship.

The provisions of ASU 2016-05 are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted, using either a prospective or modified retrospective approach. The Company elected to early adopt ASU 2016-05 as of January 1, 2016 on a prospective basis. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See *Variable Interest Entities* section of the *Investments* Note to these Consolidated Financial Statements for additional information.

Hybrid Financial Instruments
In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

The provisions of ASU 2014-16 were adopted by the Company on January 1, 2016. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-15.

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

⎯⎯⎯

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 are effective on a modified retrospective basis for fiscal years beginning after December 15, 2016, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-06.

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Consequently, the Company does not currently expect the adoption of this guidance to have a material impact; however, implementation efforts, including assessment of transition approach, are ongoing.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 692.8	$ 95.9	$ 1.7	$ —	$ 787.0	$ —
U.S. Government agencies and authorities	3.8	—	—	—	3.8	—
State, municipalities and political subdivisions	794.7	16.3	15.6	—	795.4	—
U.S. corporate public securities	9,511.1	533.3	72.0	—	9,972.4	1.3
U.S. corporate private securities	2,950.9	89.4	79.7	—	2,960.6	—
Foreign corporate public securities and foreign governments[1]	2,801.4	120.6	37.6	—	2,884.4	—
Foreign corporate private securities[1]	2,822.0	113.9	25.9	—	2,910.0	—
Residential mortgage-backed securities:						
Agency	2,356.7	81.4	27.0	9.3	2,420.4	—
Non-Agency	313.8	47.6	2.0	8.2	367.6	4.8
Total Residential mortgage-backed securities	2,670.5	129.0	29.0	17.5	2,788.0	4.8
Commercial mortgage-backed securities	1,301.2	33.2	16.7	—	1,317.7	—
Other asset-backed securities	466.4	10.6	1.3	—	475.7	2.1
Total fixed maturities, including securities pledged	24,014.8	1,142.2	279.5	17.5	24,895.0	8.2
Less: Securities pledged	692.8	81.9	6.8	—	767.9	—
Total fixed maturities	23,322.0	1,060.3	272.7	17.5	24,127.1	8.2
Equity securities	67.1	15.2	—	—	82.3	—
Total fixed maturities and equity securities investments	$ 23,389.1	$ 1,075.5	$ 272.7	$ 17.5	$24,209.4	$ 8.2

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176.3 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 616.6	$ 105.1	$ 0.3	$ —	$ 721.4	$ —
U.S. Government agencies and authorities	4.3	—	—	—	4.3	—
State, municipalities and political subdivisions	589.9	13.8	7.9	—	595.8	—
U.S. corporate public securities	9,472.4	384.9	256.8	—	9,600.5	1.4
U.S. corporate private securities	2,336.0	86.3	62.4	—	2,359.9	—
Foreign corporate public securities and foreign governments[1]	2,868.7	95.0	151.5	—	2,812.2	—
Foreign corporate private securities[1]	2,678.8	96.1	63.5	—	2,711.4	—
Residential mortgage-backed securities:						
Agency	1,579.5	105.3	4.8	12.8	1,692.8	—
Non-Agency	181.6	46.3	2.1	10.6	236.4	6.4
Total Residential mortgage-backed securities	1,761.1	151.6	6.9	23.4	1,929.2	6.4
Commercial mortgage-backed securities	1,228.9	49.5	3.5	—	1,274.9	6.7
Other asset-backed securities	240.7	9.9	1.4	—	249.2	2.4
Total fixed maturities, including securities pledged	21,797.4	992.2	554.2	23.4	22,258.8	16.9
Less: Securities pledged	252.3	16.0	19.1	—	249.2	—
Total fixed maturities	21,545.1	976.2	535.1	23.4	22,009.6	16.9
Equity securities	116.7	14.6	—	—	131.3	—
Total fixed maturities and equity securities investments	$ 21,661.8	$ 990.8	$ 535.1	$ 23.4	$22,140.9	$ 16.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $209.2 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2016, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 741.6	$ 742.6
After one year through five years	4,830.8	5,053.6
After five years through ten years	6,406.6	6,503.1
After ten years	7,597.7	8,014.3
Mortgage-backed securities	3,971.7	4,105.7
Other asset-backed securities	466.4	475.7
Fixed maturities, including securities pledged	$ 24,014.8	$ 24,895.0

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2016 and 2015, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2016				
Communications	$ 1,222.6	$ 85.3	$ 10.2	$ 1,297.7
Financial	2,850.4	146.7	14.1	2,983.0
Industrial and other companies	8,479.5	346.4	98.9	8,727.0
Energy	2,144.8	104.9	48.8	2,200.9
Utilities	2,436.2	130.1	31.3	2,535.0
Transportation	617.7	25.7	5.6	637.8
Total	$ 17,751.2	$ 839.1	$ 208.9	$ 18,381.4
December 31, 2015				
Communications	$ 1,218.8	$ 67.1	$ 28.6	$ 1,257.3
Financial	2,651.5	146.8	13.1	2,785.2
Industrial and other companies	7,778.2	267.7	180.7	7,865.2
Energy	2,655.2	26.1	261.8	2,419.5
Utilities	2,150.7	122.1	21.8	2,251.0
Transportation	560.6	14.0	13.8	560.8
Total	$ 17,015.0	$ 643.8	$ 519.8	$ 17,139.0

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2016 and 2015, approximately 58.4% and 63.8%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2016 and 2015, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2016 and 2015, the fair value of loaned securities was $548.2 and $178.9, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2016 and 2015, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $248.4 and $185.9, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2016 and 2015, liabilities to return collateral of $248.4 and $185.9, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2016 the fair value of securities retained as collateral by the lending agent on the Company's behalf was $315.8. As of December 31, 2015, the Company did not retain any securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2016[1]	December 31, 2015
U.S. Treasuries	$ 303.6	$ —
U.S. corporate public securities	179.6	111.7
Foreign corporate public securities and foreign governments	79.6	74.2
Equity Securities	0.4	—
Short-term Investments	1.0	—
Payables under securities loan agreements	$ 564.2	$ 185.9

[1] Borrowings under securities lending transactions include both cash and non-cash collateral of $248.4 and $315.8, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $347.8 and $0.4 as of December 31, 2016 and 2015, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134.4	$ 1.7	$ —	$ —	$ —	$ —	$ 134.4	$ 1.7
State, municipalities and political subdivisions	426.6	14.9	—	—	4.9	0.7	431.5	15.6
U.S. corporate public securities	2,107.1	53.2	2.5	0.2	179.7	18.6	2,289.3	72.0
U.S. corporate private securities	1,011.2	48.2	21.7	1.0	131.5	30.5	1,164.4	79.7
Foreign corporate public securities and foreign governments	678.4	20.4	1.2	0.1	132.5	17.1	812.1	37.6
Foreign corporate private securities	599.7	22.8	—	—	44.8	3.1	644.5	25.9
Residential mortgage-backed	881.2	23.5	109.0	2.7	54.5	2.8	1,044.7	29.0
Commercial mortgage-backed	414.3	16.7	4.9	— *	6.3	—	425.5	16.7
Other asset-backed	146.9	0.3	0.9	— *	17.3	1.0	165.1	1.3
Total	$6,399.8	$ 201.7	$ 140.2	$ 4.0	$ 571.5	$ 73.8	$ 7,111.5	$ 279.5

*Less than $0.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 69.4	$ 0.3	$ —	$ —	$ —	$ —	$ 69.4	$ 0.3
State, municipalities and political subdivisions	191.3	2.2	150.3	5.7	—	—	341.6	7.9
U.S. corporate public securities	1,764.0	67.6	1,708.3	136.4	209.6	52.8	3,681.9	256.8
U.S. corporate private securities	373.2	10.9	410.5	43.8	35.8	7.7	819.5	62.4
Foreign corporate public securities and foreign governments	670.0	33.8	485.8	55.8	195.7	61.9	1,351.5	151.5
Foreign corporate private securities	546.0	42.1	213.3	16.5	19.6	4.9	778.9	63.5
Residential mortgage-backed	116.5	1.7	42.3	0.9	128.4	4.3	287.2	6.9
Commercial mortgage-backed	156.9	1.4	78.8	2.1	—	—	235.7	3.5
Other asset-backed	22.6	0.1	0.4	— *	13.7	1.3	36.7	1.4
Total	$3,909.9	$ 160.1	$ 3,089.7	$ 261.2	$ 602.8	$ 132.9	$ 7,602.4	$ 554.2

*Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 88.6% and 81.9% of the average book value as of December 31, 2016 and 2015, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2016						
Six months or less below amortized cost	$ 6,702.7	$ 22.0	$ 215.8	$ 5.0	1,098	9
More than six months and twelve months or less below amortized cost	269.4	3.3	14.2	0.8	54	2
More than twelve months below amortized cost	312.8	80.8	20.7	23.0	128	5
Total	$ 7,284.9	$ 106.1	$ 250.7	$ 28.8	1,280	16
December 31, 2015						
Six months or less below amortized cost	$ 3,980.3	$ 747.5	$ 141.7	$ 211.4	762	104
More than six months and twelve months or less below amortized cost	3,001.4	27.6	156.6	13.4	485	2
More than twelve months below amortized cost	382.5	17.3	26.9	4.2	144	2
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2016						
U.S. Treasuries	$ 136.1	$ —	$ 1.7	$ —	22	—
State, municipalities and political subdivisions	447.1	—	15.6	—	187	—
U.S. corporate public securities	2,351.7	9.6	69.5	2.5	417	3
U.S. corporate private securities	1,162.2	81.9	56.8	22.9	108	3
Foreign corporate public securities and foreign governments	836.9	12.8	34.6	3.0	159	3
Foreign corporate private securities	670.4	— *	25.9	— *	64	2
Residential mortgage-backed	1,073.6	0.1	29.0	— *	196	3
Commercial mortgage-backed	442.2	— *	16.7	— *	90	1
Other asset-backed	164.7	1.7	0.9	0.4	37	1
Total	$ 7,284.9	$ 106.1	$ 250.7	$ 28.8	1,280	16
December 31, 2015						
U.S. Treasuries	$ 69.7	$ —	$ 0.3	$ —	14	—
State, municipalities and political subdivisions	349.5	—	7.9	—	117	—
U.S. corporate public securities	3,565.2	373.5	153.5	103.3	651	58
U.S. corporate private securities	791.0	90.9	34.6	27.8	87	4
Foreign corporate public securities and foreign governments	1,211.9	291.1	63.6	87.9	254	40
Foreign corporate private securities	807.3	35.1	53.9	9.6	85	5
Residential mortgage-backed	294.1	—	6.9	—	130	—
Commercial mortgage-backed	239.2	—	3.5	—	38	—
Other asset-backed	36.3	1.8	1.0	0.4	15	1
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108

* Less than $0.1.

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the years ended December 31, 2016 and 2015, the Company had no new troubled debt restructurings for private placement bonds or commercial mortgage loans.

As of December 31, 2016 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2016 and 2015, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2016			December 31, 2015		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4.6	$ 4,251.0	$ 4,255.6	$ 10.7	$ 3,719.6	$ 3,730.3
Collective valuation allowance for losses	N/A	(1.1)	(1.1)	N/A	(1.2)	(1.2)
Total net commercial mortgage loans	$ 4.6	$ 4,249.9	$ 4,254.5	$ 10.7	$ 3,718.4	$ 3,729.1

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2016 and 2015.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2016	December 31, 2015
Collective valuation allowance for losses, balance at January 1	$ 1.2	$ 1.1
Addition to (reduction of) allowance for losses	(0.1)	0.1
Collective valuation allowance for losses, end of period	$ 1.1	$ 1.2

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2016	December 31, 2015
Impaired loans without allowances for losses	$ 4.6	$ 10.7
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4.6	$ 10.7
Unpaid principal balance of impaired loans	$ 6.1	$ 12.2

As of December 31, 2016 and 2015 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2016	December 31, 2015
Troubled debt restructured loans	$ —	$ 5.9

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2016 and 2015.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2016. There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $1.0.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Impaired loans, average investment during the period (amortized cost)[1]	$ 7.7	$ 21.6	$ 37.6
Interest income recognized on impaired loans, on an accrual basis[1]	0.4	1.2	2.2
Interest income recognized on impaired loans, on a cash basis[1]	0.4	1.3	2.1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	0.8	1.8

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 369.1	$ 395.1
>50% - 60%	1,078.9	969.4
>60% - 70%	2,574.1	2,158.2
>70% - 80%	230.8	204.8
>80% and above	2.7	2.8
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,427.6	$ 2,957.7
>1.25x - 1.5x	415.2	494.5
>1.0x - 1.25x	340.7	208.6
Less than 1.0x	46.7	38.6
Commercial mortgage loans secured by land or construction loans	25.4	30.9
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2016 [1]		December 31, 2015 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 968.8	22.9%	$ 867.5	23.3%
South Atlantic	956.3	22.5%	857.3	23.0%
Middle Atlantic	710.1	16.7%	556.1	14.9%
West South Central	431.9	10.1%	414.8	11.1%
Mountain	370.7	8.7%	304.1	8.2%
East North Central	447.8	10.5%	380.8	10.2%
New England	81.1	1.9%	81.4	2.2%
West North Central	223.2	5.2%	208.6	5.6%
East South Central	65.7	1.5%	59.7	1.5%
Total Commercial mortgage loans	$ 4,255.6	100.0%	$ 3,730.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

	December 31, 2016 [1]		December 31, 2015 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,358.9	31.9%	$ 1,330.8	35.7%
Industrial	960.7	22.6%	741.3	19.9%
Apartments	793.5	18.6%	630.4	16.9%
Office	711.0	16.7%	586.3	15.7%
Hotel/Motel	170.2	4.0%	177.6	4.7%
Mixed Use	49.9	1.2%	47.1	1.3%
Other	211.4	5.0%	216.8	5.8%
Total Commercial mortgage loans	$ 4,255.6	100.0%	$ 3,730.3	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Year of Origination:		
2016	$ 874.3	$ —
2015	729.1	745.3
2014	548.0	558.0
2013	685.1	709.2
2012	681.1	748.2
2011	442.9	553.2
2010 and prior	295.1	416.4
Total Commercial mortgage loans	$ 4,255.6	$ 3,730.3

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 3.7	2	$ 8.5	8	$ 1.7	3
Foreign corporate public securities and foreign governments[1]	12.2	3	34.2	9	3.7	7
Foreign corporate private securities[1]	0.7	2	0.7	1	—	—
Residential mortgage-backed	2.8	25	2.4	26	1.6	26
Commercial mortgage-backed	—	—	—	0	0.1	2
Other asset-backed	—	—	0.1	1	— *	1
Total	$ 19.4	32	$ 45.9	45	$ 7.1	39

[1] Primarily U.S. dollar denominated.

* Less than $0.1.

The above tables include $1.9, $3.8 and $1.6 of write-downs related to credit impairments for the years ended December 31, 2016, 2015 and 2014, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $17.5, $42.1 and $5.5 in write-downs for the years ended December 31, 2016, 2015 and 2014, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 3.7	1	$ 8.5	7	$ 1.6	3
Foreign corporate public securities and foreign governments[1]	11.7	2	32.5	8	3.7	7
Foreign corporate private securities[1]	—	—	—	—	—	—
Residential mortgage-backed	2.1	4	1.1	5	0.1	3
Commercial mortgage-backed	—	—	—	—	0.1	2
Other asset-backed	—	—	—	—	—	—
Total	$ 17.5	7	$ 42.1	20	$ 5.5	15

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
		2016		2015		2014
Balance at January 1	$	19.3	$	22.4	$	28.0
Additional credit impairments:						
On securities not previously impaired		—		—		0.7
On securities previously impaired		0.8		1.3		0.9
Reductions:						
Increase in cash flows		1.6		0.2		0.6
Securities sold, matured, prepaid or paid down		9.3		4.2		6.6
Balance at December 31	$	9.2	$	19.3	$	22.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
		2016		2015		2014
Fixed maturities	$	1,325.0	$	1,230.0	$	1,216.3
Equity securities, available-for-sale		4.3		4.2		7.1
Mortgage loans on real estate		190.5		194.6		172.7
Policy loans		12.1		12.0		13.3
Short-term investments and cash equivalents		1.3		0.6		0.5
Other		29.8		21.9		30.6
Gross investment income		1,563.0		1,463.3		1,440.5
Less: investment expenses		62.4		53.5		51.1
Net investment income	$	1,500.6	$	1,409.8	$	1,389.4

As of December 31, 2016 and 2015, the Company had $3.0 and $1.1, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Fixed maturities, available-for-sale, including securities pledged	$ (70.1)	$ (65.2)	$ (14.7)
Fixed maturities, at fair value option	(201.9)	(141.2)	(74.6)
Equity securities, available-for-sale	—	(0.3)	1.3
Derivatives	51.9	(13.7)	50.6
Embedded derivatives - fixed maturities	(5.9)	(4.4)	(1.2)
Guaranteed benefit derivatives	12.7	(52.4)	(101.2)
Other investments	0.1	—	0.2
Net realized capital gains (losses)	$ (213.2)	$ (277.2)	$ (139.6)
After-tax net realized capital gains (losses)	$ (138.6)	$ (180.2)	$ (90.7)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Proceeds on sales	$ 1,824.6	$ 1,835.4	$ 1,616.3
Gross gains	19.6	24.6	24.4
Gross losses	85.0	48.7	35.2

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts. During the first quarter of 2016, the Company moved to a static hedging strategy for its FIA contracts and replaced futures contracts with equity options.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2016			December 31, 2015		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35.3	$ 0.4	$ 0.2	$ 285.3	$ 60.1	$ —
Foreign exchange contracts	230.5	12.8	6.3	51.2	10.7	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	29,112.2	437.1	154.2	25,309.1	362.3	104.0
Foreign exchange contracts	175.4	12.6	12.0	144.6	13.9	10.7
Equity contracts	89.4	2.3	—	15.9	—	0.1
Credit contracts	425.5	5.6	0.2	407.5	3.3	0.3
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	17.5	—	N/A	23.4	—
Within products	N/A	—	173.8	N/A	—	184.1
Within reinsurance agreements	N/A	—	(43.5)	N/A	—	(71.6)
Managed custody guarantees	N/A	—	—	N/A	—	0.3
Total		$ 488.3	$ 303.2		$ 473.7	$ 227.9

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2016 and 2015. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2016		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 425.5	$ 5.6	$ 0.2
Equity contracts	89.4	2.3	—
Foreign exchange contracts	405.9	25.4	18.3
Interest rate contracts	25,606.7	437.5	153.8
		470.8	172.3
Counterparty netting[1]		(169.0)	(169.0)
Cash collateral netting[1]		(265.8)	—
Securities collateral netting[1]		(11.0)	(1.7)
Net receivables/payables		$ 25.0	$ 1.6

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2015		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 407.5	$ 3.3	$ 0.3
Equity contracts	—	—	—
Foreign exchange contracts	195.8	24.6	10.7
Interest rate contracts	22,965.5	422.4	103.4
		450.3	114.4
Counterparty netting[1]		(111.7)	(111.7)
Cash collateral netting[1]		(298.0)	(0.3)
Securities collateral netting[1]		(11.0)	(2.4)
Net receivables/payables		$ 29.6	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2016, the Company held $42.6 and $227.1 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2015, the Company held $120.3 and $179.5 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2016, the Company delivered $219.7 of securities and held $11.2 of securities as collateral. As of December 31, 2015, the Company delivered $70.3 of securities and held $11.1 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

		Year Ended December 31,				
		2016		**2015**		**2014**
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$	0.6	$	0.7	$	0.2
Foreign exchange contracts		1.0		0.6		0.5
Derivatives: Non-qualifying for hedge accounting[2]						
Interest rate contracts		50.5		(16.1)		41.0
Foreign exchange contracts		(4.1)		1.3		4.8
Equity contracts		0.9		(0.7)		1.8
Credit contracts		3.0		0.5		2.3
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments[2]		(5.9)		(4.4)		(1.2)
Within products[2]		12.3		(52.3)		(101.4)
Within reinsurance agreements[3]		(28.0)		58.5		(41.0)
Managed custody guarantees[2]		0.4		(0.1)		0.2
Total	$	30.7	$	(12.0)	$	(92.8)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2016, 2015 and 2014, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2016, the fair values of credit default swaps of $5.6 and $0.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2015, the fair values of credit default swaps of $3.3 and $0.3 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the maximum potential future exposure to the Company was $402.0 on credit default swaps. As of December 31, 2015, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a) Quoted prices for similar assets or liabilities in active markets;
  - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c) Inputs other than quoted market prices that are observable; and
  - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729.3	$ 57.7	$ —	$ 787.0
U.S. Government agencies and authorities	—	3.8	—	3.8
State, municipalities and political subdivisions	—	795.4	—	795.4
U.S. corporate public securities	—	9,964.9	7.5	9,972.4
U.S. corporate private securities	—	2,435.9	524.7	2,960.6
Foreign corporate public securities and foreign governments [1]	—	2,884.3	0.1	2,884.4
Foreign corporate private securities [1]	—	2,756.0	154.0	2,910.0
Residential mortgage-backed securities	—	2,766.8	21.2	2,788.0
Commercial mortgage-backed securities	—	1,307.9	9.8	1,317.7
Other asset-backed securities	—	449.0	26.7	475.7
Total fixed maturities, including securities pledged	729.3	23,421.7	744.0	24,895.0
Equity securities, available-for-sale	34.4	—	47.9	82.3
Derivatives:				
Interest rate contracts	—	437.5	—	437.5
Foreign exchange contracts	—	25.4	—	25.4
Equity contracts	—	2.3	—	2.3
Credit contracts	—	5.6	—	5.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	939.8	32.9	—	972.7
Assets held in separate accounts	57,192.4	4,782.9	5.4	61,980.7
Total assets	$ 58,895.9	$ 28,708.3	$ 797.3	$ 88,401.5
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.3	$ 23.3
Stabilizer and MCGs	—	—	150.5	150.5
Other derivatives:				
Interest rate contracts	0.6	153.8	—	154.4
Foreign exchange contracts	—	18.3	—	18.3
Equity contracts	—	—	—	—
Credit contracts	—	0.2	—	0.2
Embedded derivative on reinsurance	—	(43.5)	—	(43.5)
Total liabilities	$ 0.6	$ 128.8	$ 173.8	$ 303.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 660.4	$ 61.0	$ —	$ 721.4
U.S. Government agencies and authorities	—	4.3	—	4.3
State, municipalities and political subdivisions	—	595.8	—	595.8
U.S. corporate public securities	—	9,598.2	2.3	9,600.5
U.S. corporate private securities	—	1,963.5	396.4	2,359.9
Foreign corporate public securities and foreign governments [(1)]	—	2,811.7	0.5	2,812.2
Foreign corporate private securities [(1)]	—	2,553.3	158.1	2,711.4
Residential mortgage-backed securities	—	1,901.0	28.2	1,929.2
Commercial mortgage-backed securities	—	1,262.3	12.6	1,274.9
Other asset-backed securities	—	236.1	13.1	249.2
Total fixed maturities, including securities pledged	660.4	20,987.2	611.2	22,258.8
Equity securities, available-for-sale	83.8	—	47.5	131.3
Derivatives:				
Interest rate contracts	—	422.4	—	422.4
Foreign exchange contracts	—	24.6	—	24.6
Equity contracts	—	—	—	—
Credit contracts	—	3.3	—	3.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	—	—	902.6
Assets held in separate accounts	54,283.0	4,623.6	4.0	58,910.6
Total assets	$ 55,929.8	$ 26,061.1	$ 662.7	$ 82,653.6
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	161.3	161.3
Other derivatives:				
Interest rate contracts	0.6	103.4	—	104.0
Foreign exchange contracts	—	10.7	—	10.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	0.3	—	0.3
Embedded derivative on reinsurance	—	(71.6)	—	(71.6)
Total liabilities	$ 0.7	$ 42.8	$ 184.4	$ 227.9

[(1)] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities, and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2016, $655.9 and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2015, $597.3 and $17.0 billion of a total fair value of $22.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2016 and 2015. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2016										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	2.3	(0.1)	—	—	—	(0.7)	(0.7)	6.7	—	7.5	—
U.S. Corporate private securities	396.4	(0.2)	3.0	173.3	—	(17.5)	(67.9)	44.2	(6.6)	524.7	(0.1)
Foreign corporate public securities and foreign governments[1]	0.5	(0.4)	—	—	—	—	—	—	—	0.1	(0.4)
Foreign corporate private securities[1]	158.1	(0.6)	5.4	—	—	(0.1)	(25.7)	19.6	(2.7)	154.0	(0.6)
Residential mortgage-backed securities	28.2	(7.0)	—	—	—	—	—	—	—	21.2	(7.0)
Commercial mortgage-backed securities	12.6	—	0.1	2.6	—	—	(4.5)	—	(1.0)	9.8	—
Other asset-backed securities	13.1	—	(0.1)	14.8	—	—	(1.6)	0.5	—	26.7	—
Total fixed maturities, including securities pledged	611.2	(8.3)	8.4	190.7	—	(18.3)	(100.4)	71.0	(10.3)	744.0	(8.1)
Equity securities, available-for-sale	47.5	—	0.4	—	—	—	—	—	—	47.9	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(161.3)	15.5	—	—	(4.7)	—	—	—	—	(150.5)	—
FIA[2]	(23.1)	(2.8)	—	—	0.1	—	2.5	—	—	(23.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	—	—	—	—	—	—	—	—
Assets held in separate accounts[5]	4.0	—	—	3.0	—	(0.4)	—	2.7	(3.9)	5.4	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

		Total Realized/ Unrealized Gains (Losses) Included in:									
	Fair Value as of January 1	Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	19.3	—	(0.2)	—	—	—	(0.8)	—	(16.0)	2.3	—
U.S. Corporate private securities	355.5	(0.1)	(14.8)	138.0	—	(2.5)	(91.0)	11.3	—	396.4	(0.2)
Foreign corporate public securities and foreign governments[1]	—	(1.7)	(0.1)	—	—	—	(2.1)	4.4	—	0.5	(1.7)
Foreign corporate private securities[1]	165.7	(0.5)	(1.8)	1.8	—	—	(33.8)	26.7	—	158.1	(0.7)
Residential mortgage-backed securities	17.3	(4.0)	(1.5)	9.8	—	—	—	6.6	—	28.2	(4.0)
Commercial mortgage-backed securities	19.0	—	(0.1)	14.8	—	—	(2.1)	—	(19.0)	12.6	—
Other asset-backed securities	2.4	—	—	12.4	—	—	(0.8)	5.3	(6.2)	13.1	—
Total fixed maturities, including securities pledged	579.2	(6.3)	(18.5)	176.8	—	(2.5)	(130.6)	54.3	(41.2)	611.2	(6.6)
Equity securities, available-for-sale	36.6	—	0.6	10.3	—	—	—	—	—	47.5	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(102.9)	(53.7)	—	—	(4.7)	—	—	—	—	(161.3)	—
FIA[2]	(26.3)	1.3	—	—	(0.1)	—	2.0	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1.5	—	—	—	—	—	(1.5)	—	—	—	—
Assets held in separate accounts[5]	2.4	(0.1)	—	4.1	—	(0.1)	—	—	(2.3)	4.0	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2016 and 2015, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.3%
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	90%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	10%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2016		December 31, 2015	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 24,895.0	$ 24,895.0	$ 22,258.8	$ 22,258.8
Equity securities, available-for-sale	82.3	82.3	131.3	131.3
Mortgage loans on real estate	4,254.5	4,339.6	3,729.1	3,881.1
Policy loans	218.9	218.9	229.8	229.8
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	972.7	972.7	902.6	902.5
Derivatives	470.8	470.8	450.3	450.3
Notes receivable from affiliates	175.0	216.2	175.0	208.4
Assets held in separate accounts	61,980.7	61,980.7	58,910.6	58,910.6
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	24,942.7	28,876.5	22,979.4	27,612.3
Supplementary contracts, immediate annuities and other	386.1	437.5	411.8	479.2
Deposit liabilities	172.0	245.8	194.8	194.8
Derivatives:				
Guaranteed benefit derivatives:				
FIA	23.3	23.3	23.1	23.1
Stabilizer and MCGs	150.5	150.5	161.3	161.3
Other derivatives	172.9	172.9	115.1	115.1
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(43.5)	(43.5)	(71.6)	(71.6)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2014	$ 476.2	$ 696.6	$ 1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued	35.9	59.2 [(1)]	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance as of December 31, 2014	396.5	526.8	923.3
Deferrals of commissions and expenses	76.9	5.8	82.7
Amortization:			
Amortization	(106.8)	(117.9)	(224.7)
Interest accrued	36.2	55.9 [(1)]	92.1
Net amortization included in the Consolidated Statements of Operations	(70.6)	(62.0)	(132.6)
Change in unrealized capital gains/losses on available-for-sale securities	117.6	238.1	355.7
Balance as of December 31, 2015	520.4	708.7	1,229.1
Deferrals of commissions and expenses	73.5	5.3	78.8
Amortization:			
Amortization	(95.7)	(159.8)	(255.5)
Interest accrued	37.5	51.5 [(1)]	89.0
Net amortization included in the Consolidated Statements of Operations	(58.2)	(108.3)	(166.5)
Change in unrealized capital gains/losses on available-for-sale securities	(59.3)	(68.3)	(127.6)
Balance as of December 31, 2016	$ 476.4	$ 537.4	$ 1,013.8

[(1)] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2016, 2015 and 2014.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2017	46.0
2018	36.9
2019	30.9
2020	27.4
2021	24.1

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $157.7. As of December 31, 2015, the account value for the separate account contracts with guaranteed minimum benefits was $36.9 billion. The additional liability recognized related to minimum guarantees was $171.6.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2016 and 2015 was $8.0 billion and $7.8 billion, respectively.

7.   Reinsurance

As of December 31, 2016, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2016, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2016 and 2015, the Company had $1.6 billion and $1.8 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7.7 and $8.4 were maintained for this contract as of December 31, 2016 and 2015, respectively.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2016	**2015**
Reserves ceded and claims recoverable	$ 1,650.3	$ 1,838.8
Premiums receivable, net	(16.6)	—
Total	$ 1,633.7	$ 1,838.8

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Premiums:			
Direct premiums	$ 870.3	$ 657.2	$ 88.9
Reinsurance assumed	—	—	0.1
Reinsurance ceded	(0.1)	(0.1)	(0.2)
Net premiums	$ 870.2	$ 657.1	$ 88.8

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278.0, $274.0 of which was paid on May 23, 2016 and $4.0 of which was paid on December 27, 2016. During the year ended December 31, 2015, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $321.0, $231.0 of which was paid on May 20, 2015 and $90.0 of which was paid on December 23, 2015.

On March 31, 2016, VFP paid a $20.0 dividend to VRIAC; on June 28, 2016, VFP paid a $20.0 dividend to VRIAC; on September 29, 2016, VFP paid a $20.0 dividend to VRIAC; and on December 12, 2016, VFP declared a dividend in the amount of $25.0, which was paid on December 16, 2016. On December 23, 2015, VFP paid a dividend in the amount of $115.0 to VRIAC.

During the years ended December 31, 2016 and 2015, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2016 and 2015, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $266.2, $317.5 and $321.7, for the years ended December 31, 2016, 2015 and 2014, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2016 and 2015.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2016	2015	2014
Fixed maturities, net of OTTI	$ 862.7	$ 438.0	$ 1,553.7
Equity securities, available-for-sale	15.2	14.6	14.5
Derivatives	200.2	208.3	202.6
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(324.4)	(196.4)	(552.4)
Premium deficiency reserve adjustment	(89.2)	(66.5)	(129.8)
Unrealized capital gains (losses), before tax	664.5	398.0	1,088.6
Deferred income tax asset (liability)	(111.0)	(18.1)	(255.5)
Unrealized capital gains (losses), after tax	553.5	379.9	833.1
Pension and other postretirement benefits liability, net of tax	6.0	6.9	8.4
AOCI	$ 559.5	$ 386.8	$ 841.5

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2016		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 345.9	$ (120.8)	$ 225.1
Equity securities	0.6	(0.2)	0.4
OTTI	8.7	(3.0)	5.7
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	70.1	(24.5)	45.6
DAC/VOBA and Sales inducements	(128.0) [1]	44.8	(83.2)
Premium deficiency reserve adjustment	(22.7)	7.9	(14.8)
Change in unrealized gains/losses on available-for-sale securities	274.6	(95.8)	178.8
Derivatives:			
Derivatives	11.2 [2]	(3.9)	7.3
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(19.3)	6.8	(12.5)
Change in unrealized gains/losses on derivatives	(8.1)	2.9	(5.2)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1.4) [3]	0.5	(0.9)
Change in pension and other postretirement benefits liability	(1.4)	0.5	(0.9)
Change in Other comprehensive income (loss)	$ 265.1	$ (92.4)	$ 172.7

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015					
	Before-Tax Amount		**Income Tax**		**After-Tax Amount**	
Available-for-sale securities:						
Fixed maturities	$	(1,183.7)	$	410.0	$	(773.7)
Equity securities		(0.2)		0.1		(0.1)
OTTI		2.8		(1.0)		1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		65.5		(22.9)		42.6
DAC/VOBA and Sales inducements		356.0 [(1)]		(124.6)		231.4
Premium deficiency reserve adjustment		63.3		(22.2)		41.1
Change in unrealized gains/losses on available-for-sale securities		(696.3)		239.4		(456.9)
Derivatives:						
Derivatives		19.7 [(2)]		(6.9)		12.8
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(14.0)		4.9		(9.1)
Change in unrealized gains/losses on derivatives		5.7		(2.0)		3.7
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2.3) [(3)]		0.8		(1.5)
Change in pension and other postretirement benefits liability		(2.3)		0.8		(1.5)
Change in Other comprehensive income (loss)	$	(692.9)	$	238.2	$	(454.7)

[(1)] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[(2)] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[(3)] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014		
	Before-Tax Amount	**Income Tax**	**After-Tax Amount**
Available-for-sale securities:			
Fixed maturities	$ 713.0	$ (251.0)	$ 462.0
Equity securities	(1.3)	0.5	(0.8)
OTTI	5.1	(1.8)	3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	15.0	(5.3)	9.7
DAC/VOBA and Sales inducements	(217.1) [1]	76.0	(141.1)
Premium deficiency reserve adjustment	(47.4)	16.6	(30.8)
Change in unrealized gains/losses on available-for-sale securities	467.3	(165.0)	302.3
Derivatives:			
Derivatives	77.0 [2]	(27.0)	50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(7.4)	2.6	(4.8)
Change in unrealized gains/losses on derivatives	69.6	(24.4)	45.2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ 534.7	$ (188.6)	$ 346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Current tax expense (benefit):			
Federal	$ 24.0	$ 54.1	$ 85.7
Total current tax expense (benefit)	24.0	54.1	85.7
Deferred tax expense (benefit):			
Federal	(2.6)	(1.3)	(11.2)
Total deferred tax expense (benefit)	(2.6)	(1.3)	(11.2)
Total income tax expense (benefit)	$ 21.4	$ 52.8	$ 74.5

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,					
		2016		2015		2014
Income (loss) before income taxes	$	134.2	$	226.0	$	306.2
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		47.0		79.1		107.2
Tax effect of:						
Dividends received deduction		(26.5)		(23.7)		(30.7)
Valuation allowance		(2.1)		(3.6)		(0.4)
Audit settlements		(0.1)		(0.1)		(0.1)
Tax Credit		2.1		3.6		0.4
Other		1.0		(2.5)		(1.9)
Income tax expense (benefit)	$	21.4	$	52.8	$	74.5
Effective tax rate		15.9%		23.4%		24.3%

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,			
		2016		2015
Deferred tax assets				
Insurance reserves	$	224.0	$	197.1
Investments		141.1		197.9
Compensation and benefits		71.4		69.6
Other assets		7.4		8.6
Total gross assets before valuation allowance		443.9		473.2
Less: Valuation allowance		5.0		7.1
Assets, net of valuation allowance		438.9		466.1
Deferred tax liabilities				
Net unrealized investment (gains) losses		(346.1)		(208.0)
Deferred policy acquisition costs		(315.6)		(391.1)
Total gross liabilities		(661.7)		(599.1)
Net deferred income tax asset (liability)	$	(222.8)	$	(133.0)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2016 and December 31, 2015, the Company had total valuation allowances of $5.0 and $7.1, respectively. As of December 31, 2016 and December 31, 2015, $124.3 and $126.4, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2016, 2015 and 2014, the decreases in the valuation allowance were $2.1, $3.6 and $0.4, respectively, all of which were allocated to continuing operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $0.7 and $10.5 as of December 31, 2016 and 2015, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2016 and December 31, 2015.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2016 and December 31, 2015.

Tax Regulatory Matters

During 2016, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2015. The audit settlements did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 may be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 and 2017.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7.7, $6.0 and $6.2 for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11.7, $10.8 and $10.6, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2016 and 2015:

	Year Ended December 31,	
	2016	**2015**
Change in benefit obligation:		
Benefit obligation, January 1	$ 88.1	$ 96.6
Interest cost	4.1	4.1
Benefits paid	(5.3)	(5.3)
Actuarial (gains) losses on obligation	0.6	(7.3)
Benefit obligation, December 31	$ 87.5	$ 88.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2016 and 2015:

| | December 31, | |
	2016	2015
Accrued benefit cost	$ (87.5)	$ (88.1)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(2.5)	(3.7)
Net amount recognized	$ (90.0)	$ (91.8)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2016 and 2015 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2016	2015
Discount rate	4.55%	4.81%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.55% was the appropriate discount rate as of December 31, 2016, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2016	2015	2014
Discount rate	4.81%	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2016, 2015 and 2014:

| | Year Ended December 31, | | |
	2016	2015	2014
Interest cost	$ 4.1	$ 4.1	$ 4.0
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net (gain) loss recognition	0.6	(7.3)	13.3
Net periodic (benefit) cost	$ 3.5	$ (4.4)	$ 16.1

Cash Flows

In 2017, the Company is expected to contribute $6.0 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2017 through 2021 and thereafter through 2026, are estimated to be $6.0, $7.3, $5.8, $6.2, $6.0 and $27.8, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $22.3, $22.0 and $25.1 for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company recognized tax benefits of $7.8, $7.7 and $8.6 in 2016, 2015 and 2014, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2016, 2015 and 2014, were $12.6, $12.5 and $12.8, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property").

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2016 and 2015, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2016, 2015 and 2014, rent expense for leases was $4.1, $4.1 and $3.8, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2016 and 2015, the Company had off-balance sheet commitments to acquire mortgage loans of $602.0 and $221.0, respectively, and purchase limited partnerships and private placement investments of $455.9 and $330.4, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2016	**2015**
Other fixed maturities-state deposits	$ 13.4	$ 13.5
Securities pledged[(1)]	767.9	249.2
Total restricted assets	$ 781.3	$ 262.7

[(1)] Includes the fair value of loaned securities of $548.2 and $178.9 as of December 31, 2016 and 2015, respectively. In addition, as of December 31, 2016 and 2015, the Company delivered securities as collateral of $219.7 and $70.3, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2016, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent the a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

14. Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $57.6, $51.5 and $50.2, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $264.7, $235.1 and $197.7, respectively.
- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2016, 2015 and 2014, expenses related to the agreement were incurred in the amount of $44.5, $26.7 and $26.9, respectively.
- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2016, 2015 and 2014, VRIAC's net earnings related to the agreement were in the amount of $5.4, $7.5 and $8.1, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2016, 2015 and 2014, revenue under the VIM intercompany agreement was $33.3, $35.0 and $31.9, respectively.
- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of VRIAC. For the years ended December 31, 2016, 2015 and 2014 commission expenses incurred by VRIAC were $73.4, $74.0 and $71.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2016, 2015 and 2014, commissions were collected in the amount of $175.4, $229.7 and $244.9, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred under these intercompany agreements in the aggregate amount of $123.2, $206.5 and $231.5, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred under this service agreement in the amount of $2.9, $2.8 and $3.3, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $69.8, $67.8 and $45.5, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2016 and 2015, the Company had deposit assets of $80.4 and $91.0, respectively, and deposit liabilities of $172.0 and $194.8, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Investments, LLC, an affiliate, pursuant to which Voya Investments, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2016, 2015 and 2014, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $350.3, $379.7 and $414.3, respectively. As of December 31, 2016 and 2015, DSL had $29.7 and $30.1, respectively, receivable from Voya Investors Trust under the management agreement.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2016, 2015 and 2014, distribution revenues received by VFP related to affiliated mutual fund products were $25.4, $26.1 and $24.7, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2016, 2015, and 2014, interest on any borrowing by

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2016, 2015 and 2014. The Company earned interest income of $0.4, $0.8 and $0.4 for the years ended December 31, 2016, 2015 and 2014, respectively. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2016 and 2015, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2016, 2015 and 2014.